Form 20-F/A
period 2002-04-28
MITEL NETWORKS CORP
filed 2002-12-13
CIK 1170534

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2


                                       to

                                    FORM 20-F

(Mark One)

|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

                         Commission file number: 0-49984

                           MITEL NETWORKS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                                350 Legget Drive
                         Ottawa, Ontario, Canada K2K 2W7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 115,439,998 common shares as of November 25, 2002


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                           Yes |_|  No |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_|  Item 18 |X|

Basis of Presentation

      The accounts of Mitel Networks Corporation are maintained in Canadian dollars and have been prepared in compliance with accounting principles generally accepted in the United States of America for the purpose of this registration statement. Mitel Networks also reported to its shareholders audited consolidated financial statements in accordance with accounting principles generally accepted in Canada. In this registration statement, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

Foreign Currency Exchange Rates


      On November 25, 2002, the Noon Buying Rate was CDN$1.00 to US$0.6356. The high and low exchange rates (i.e., the highest and lowest rates at which Canadian dollars were sold), the average exchange rate (i.e., the average of the exchange rates on the last day of each full month during the period) and the period end exchange rate of one Canadian dollar in exchange for United States (U.S.) dollars for each of the applicable periods, as calculated from the exchange rates reported by the U.S. Federal Reserve, are set forth below:


                                                            Period
                                                              End          Average         High          Low
                                                           ---------------------------------------------------
U.S. Dollars

Fiscal Year Ended April 28, 2002                             0.6397         0.6372        0.6657        0.6200
Ten Week Period Ended April 27, 2001                         0.6486         0.6448        0.6696        0.6333
Forty-six Week Period Ended February 16, 2001                0.6507         0.6656        0.6889        0.6410
Fiscal Year Ended March 31, 2000                             0.6878         0.6810        0.6968        0.6607
Fiscal Year Ended March 26, 1999                             0.6607         0.6627        0.7054        0.6341
Fiscal Year Ended March 27, 1998                             0.7068         0.7113        0.7316        0.6832

The high and low exchange rates of one Canadian dollar in exchange for U.S. dollars for each of the six months preceding the filing of this registration statement are set forth below:

                                                         High           Low
                                                       -----------------------
U.S. Dollars


June 2002                                               0.6619         0.6452
July 2002                                               0.6602         0.6297
August 2002                                             0.6442         0.6264
September 2002                                          0.6432         0.6303
October 2002                                            0.6394         0.6279
November 2002                                           0.6418         0.6316

Forward Looking Information

      Certain statements in this registration statement constitute "forward-looking statements". Mitel Networks has based these forward-looking statements on its current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to future revenues, expenses and profitability, the future development and expected growth of Mitel Networks' business and the communications industry, Mitel Networks' ability to successfully execute its business model and business strategy, projected capital expenditures, and trends in government regulation.

      Forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, carefully consider the risks outlined under Item 3. Key Information - Risk Factors.

      Although Mitel Networks believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Mitel Networks does not promise to update forward-looking information to reflect actual results or changes in assumptions.

Trademarks

      The following trademarks are trademarks of Mitel Networks and are mentioned in this registration statement on Form 20-F: Mitel, SX-200, SX-2000, Voice First, GX5000, SuperSET and NuPoint.

                                TABLE OF CONTENTS


PART I.........................................................................1

Item 1. Identity of Directors, Senior Management and Advisors..................1

     A. Directors and Senior Management........................................1
     B. Advisors...............................................................3
     C. Auditors...............................................................4

Item 2. Offer Statistics and Expected Timetable................................4


Item 3. Key Information........................................................4

     A. Selected Financial Data................................................4
     B. Capitalization and Indebtedness........................................6
     C. Reasons for the offer and use of proceeds..............................6
     D. Risk Factors...........................................................7

Item 4. Information on Mitel Networks.........................................15

     A. History and Development of Mitel Networks.............................15
     B. Business Overview.....................................................17
     C. Organizational Structure..............................................28
     D. Property, Plants and Equipment........................................29

Item 5. Operating and Financial Review and Prospects..........................30

     A. Operating Results.....................................................36
     B. Liquidity and Capital Resources.......................................45
     C. Research and Development, Patents and Licenses, etc...................52
     D. Trend Information.....................................................52

Item 6. Directors, Senior Management and Employees............................55

     A. Directors and Senior Management.......................................55
     B. Compensation..........................................................59
     C. Board Practices.......................................................61
     D. Employees.............................................................62
     E. Share Ownership.......................................................63

Item 7. Major Shareholders and Related Party Transactions.....................67

     A. Major Shareholders....................................................67
     B. Related Party Transactions............................................68
     C. Interests of Experts and Counsel......................................73

Item 8. Financial Information.................................................73

     A. Consolidated Statements and Other Financial Information...............73
     B. Significant Changes...................................................73

Item 9. The Offer and Listing.................................................73

     A. Offer and Listing Details.............................................73

     B. Plan of distribution..................................................74
     C. Markets...............................................................74
     D. Selling shareholders..................................................74
     E. Dilution..............................................................74
     F. Expenses of the issue.................................................74

Item 10. Additional Information...............................................74

     A. Share Capital.........................................................74
     B. Memorandum and Articles of Incorporation..............................77
     C. Material Contracts....................................................82
     D. Exchange Controls.....................................................95
     E. Taxation..............................................................97
     F. Dividends and Paying Agents..........................................102
     G. Statement by Experts.................................................102
     H. Documents on Display.................................................102
     I. Subsidiary Information...............................................103

Item 11. Quantitative and Qualitative Disclosures About Market Risk..........103

Item 12. Description of Securities Other than Equity Securities..............104

PART II......................................................................104

Item 13. Defaults, Dividend Arrearages and Delinquencies.....................104

Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds.................................................104

Item 15. [Reserved]..........................................................104

Item 16. [Reserved]..........................................................104

PART III.....................................................................104

Item 17. Financial Statements................................................104

Item 18. Financial Statements................................................104

Item 19. Exhibits............................................................105

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

A. Directors and Senior Management

      Mitel Networks' directors:

       Full Name                     Business Address                Position
       ---------                     ----------------                --------
Dr. Terence H. Matthews      555 Legget Drive, Tower B Ottawa,     Director and
                                  Ontario, Canada K2K 2X3            Chairman

    Donald W. Smith                  350 Legget Drive                Director
                                  Ottawa, Ontario, Canada
                                          K2K 2W7

   Paul A.N. Butcher                 350 Legget Drive                Director
                                  Ottawa, Ontario, Canada
                                          K2K 2W7

  Peter D. Charbonneau       555 Legget Drive, Tower B Ottawa,       Director
                                  Ontario, Canada K2K 2X3

       Kirk Mandy          234 Old Quarry Road, RR #2, Woodlawn,     Director
                                  Ontario, Canada K0A 3M0

 Sir David Rowe-Beddoe          46 Egerton Gardens, London,          Director
                                  United Kingdom SW3 2BZ

      Mitel Networks' senior management:

    Full Name            Business Address                    Position
    ---------            ----------------                    --------
 Donald W. Smith         350 Legget Drive            Chief Executive Officer
                      Ottawa, Ontario, Canada
                              K2K 2W7

Paul A.N. Butcher        350 Legget Drive         President and Chief Operating
                      Ottawa, Ontario, Canada                Officer
                              K2K 2W7

 Jenifer Chilcott        350 Legget Drive        Vice-President, General Counsel
                      Ottawa, Ontario, Canada        and Corporate Secretary
                              K2K 2W7

  Stephane Godin         350 Legget Drive           Vice-President Finance and
                      Ottawa, Ontario, Canada        Chief Financial Officer
                              K2K 2W7



  Simon Gwatkin          350 Legget Drive           Vice-President, Strategic
                      Ottawa, Ontario, Canada               Marketing
                              K2K 2W7

   James Davies          350 Legget Drive          Vice-President, Small Medium
                      Ottawa, Ontario, Canada          Enterprise Solutions
                              K2K 2W7

  Raymond Brown          350 Legget Drive           Vice-President, Enterprise
                      Ottawa, Ontario, Canada               Solutions
                              K2K 2W7

 Graham Bevington       Mitel Business Park         Vice-President and General
                          Caldicot, Wales                Manager, Europe
                      United Kingdom NP26 5YR

 Carl Carruthers         350 Legget Drive           Vice-President, Operations
                      Ottawa, Ontario, Canada
                              K2K 2W7

  George Cuesta    2680 Bishop Drive, Suite 280     Vice-President, Enterprise
                    San Ramon, California 94583           Sales Channels

 Stephen Grassie         350 Legget Drive         Vice-President, North American
                      Ottawa, Ontario, Canada              Distribution
                              K2K 2W7

 Sharron McIntyre        350 Legget Drive                   Treasurer
                      Ottawa, Ontario, Canada
                              K2K 2W7

B. Advisors

      Mitel Networks' principal bankers:

                 Name                                      Address
                 ----                                      -------
  Canadian Imperial Bank of Commerce                  89 Sparks Street
                                                         Suite 1000
                                                   Ottawa, Ontario, Canada
                                                           K1P 5T8

          Bank One Michigan                             6I 1 Woodward
                                                    Mail Suite MI 1 8033
                                                      Detroit, Michigan
                                                            48226

          Barclays Bank PLC                       Corporate Banking Centre
                                                  Wales and the South West
                                                         PO Box 1015
                                                  3rd Floor, Windsor Court,
                                                       3 Windsor Place,
                                                   Cardiff, Wales CF10 3ZL

Toronto Dominion Bank Financial Group                     TD Tower
                                            66 Wellington Street West, 8th Floor
                                                  Toronto, Ontario, Canada
                                                           M5K 1A2

           Bank of Montreal                        1 First Canadian Place
                                                          5th Floor
                                                  Toronto, Ontario, Canada
                                                           M5X 1H3

      Mitel Networks' principal legal advisors:

             Name                                           Address
             ----                                           -------
 Gowling Lafleur Henderson LLP                   Suite 2600 - 160 Elgin Street
                                                     PO Box 466, Station "D"
                                                Ottawa, Ontario, Canada K1P 1C3

 Sonnenschein Nath & Rosenthal                    1221 Avenue of the Americas
                                                   New York, New York 10020

         Morgan Cole                                    Bradley Court
                                                          Park Place
                                                    Cardiff, Wales CF10 3DP

C. Auditors

      Mitel Networks' auditor was Ernst & Young LLP, Suite 1600, 100 Queen Street, Ottawa, Ontario, Canada K1P 1K1, a member of the Canadian Institute of Chartered Accountants, from January 2001 until December 2001, when the firm was replaced by Mitel Networks. Mitel Networks' auditor since December 2001 has been Deloitte & Touche LLP, Suite 800, 100 Queen Street, Ottawa, Ontario, Canada K1P 5T8, a member of the Canadian Institute of Chartered Accountants. The change in auditors was approved by the Audit Committee of the board of directors. The appointment of the new auditors was approved by the shareholders on July 11, 2002. There were no disagreements with the predecessor auditors who issued (i) an unqualified standard audit opinion on Mitel Networks' consolidated financial statements for the ten-week period ended April 27, 2001, and (ii) an unqualified opinion on the Carve-out Statement of Revenues and Direct Expenses of the Predecessor Business (as described below) for the forty-six week period ended February 16, 2001.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

A. Selected Financial Data

      The following sets forth selected financial information derived from (a) Mitel Networks' unaudited carve-out consolidated statements of operations of the communications systems business, which is referred to in this Registration Statement as the Predecessor Business, of Mitel Corporation, now known as Zarlink Semiconductor Inc., for the fiscal years ended March 27, 1998, March 26, 1999 and March 31, 2000, which are not included in this registration statement,
(b) the audited carve-out combined statement of revenues and direct expenses of the Predecessor Business for the forty-six week period ended February 16, 2001, included elsewhere in this registration statement, and (c) the audited consolidated financial statements of Mitel Networks as of, and for the ten week period ended, April 27, 2001 and as of, and for the fiscal year ended, April 28, 2002, included elsewhere in this registration statement. The selected financial information may not be indicative of Mitel Networks' future performance as an independent company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this registration statement.

STATEMENT OF OPERATIONS DATA
(in millions, except per share data)

                                           Mitel Networks                              Predecessor Business
                                      -------------------------     ----------------------------------------------------------
                                                     Ten Week        Forty-six
                                        Year          Period        Week Period                     Years Ended
                                        Ended          Ended           Ended          ----------------------------------------
                                      April 28,      April 27,        Feb. 16,        March 31,      March 26,       March 27,
                                        2002           2001           2001 (1)         2000 (1)       1999 (1)        1998 (1)
                                      ---------      ---------      -----------       ---------      ---------       ---------
                                      (audited)      (audited)       (audited)       (unaudited)    (unaudited)     (unaudited)
Revenue                                $ 560.2        $ 121.4         $ 515.0         $ 793.7          $ 752.7        $ 566.8
Cost of sales                            331.0           64.4           291.0           388.3            388.7          303.8
                                       -------        -------         -------         -------          -------        -------
Gross margin                             229.2           57.0           224.0           405.4            364.0          263.0

Research and development                  92.2           20.1            74.2            77.8             71.7           62.9
Selling, general and
 administrative                          228.5           47.0           202.2           233.5            232.6          172.6
Purchased in-process research
 and development                            --           20.7              --              --               --             --
Special charges                           11.7             --            14.8              --             13.1             --
Loss on disposal of business               2.4             --              --              --               --             --
Amortization of acquired
 intangibles                              68.6           12.9             2.7            23.1             24.6            4.7
                                       -------        -------         -------         -------          -------        -------
Operating income (loss)                 (174.2)         (43.7)          (69.9)           71.0             22.0           22.8

Other expense, net                        (5.3)          (0.7)            N/A             N/A              N/A            N/A
Income tax expense                        (0.2)          (0.9)            N/A             N/A              N/A            N/A
                                       -------        -------         -------         -------          -------        -------
Net loss                               $(179.7)       $ (45.3)        $   N/A         $   N/A          $   N/A        $   N/A
                                       =======        =======         =======         =======          =======        =======

Net loss per share:
  Basic and diluted                    $ (1.73)       $ (0.45)        $   N/A         $   N/A          $   N/A        $   N/A
                                       =======        =======         =======         =======          =======        =======

Weighted average number of
 common shares outstanding               106.8          100.0             N/A             N/A              N/A            N/A
                                       =======        =======         =======         =======          =======        =======

----------
(1) Results of operations of the Predecessor Business for fiscal years ended March 27, 1998, March 26, 1999 and March 31, 2000 and for the forty-six week period ended February 16, 2001, exclude (i) any allocation of Zarlink corporate overhead expenses not directly attributable to the operations of the Predecessor Business, (ii) other income (expense), net, and (iii) provision for income taxes.

BALANCE SHEET DATA                                       As at         As at
                                                       April 28,      April 27,
                                                         2002           2001
                                                       ---------      ---------
(in millions)                                          (audited)      (audited)
Cash and cash equivalents                                $  5.7        $  8.4
Other current assets                                      207.0         237.3
Property and equipment                                     46.4          45.5
Other assets                                               66.2         127.8
                                                         ------        ------
Total assets                                             $325.3        $419.0
                                                         ======        ======

Current liabilities                                      $217.1        $203.2
Other liabilities                                          33.9          10.3
                                                         ------        ------
                                                          251.0         213.5
                                                         ------        ------

Redeemable common shares                                   43.0            --
                                                         ------        ------

Shareholders' equity
  Capital stock                                           261.1         251.3
  Other capital accounts                                    0.2          (0.5)
  Accumulated deficit                                    (230.0)        (45.3)
                                                         ------        ------
                                                           31.3         205.5
                                                         ------        ------

Total liabilities and shareholders' equity               $325.3        $419.0
                                                         ======        ======

B. Capitalization and Indebtedness


      The following table sets forth the unaudited capitalization of Mitel Networks as at November 25, 2002. The information presented below should be read in conjunction with the audited consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this registration statement.

                                                                       As at
(in millions)                                                       November 25,
                                                                        2002
                                                                    ------------
                                                                     (unaudited)
SECURED DEBT

Bank indebtedness                                                      $ 53.5
Current portion of long-term debt                                         6.4
                                                                       ------
                                                                         59.9

Long-term debt                                                           21.9
                                                                       ------

Total secured debt                                                       81.8
                                                                       ------

UNSECURED DEBT

Loans from companies controlled by Dr. Terence H. Matthews               21.0
Convertible debentures                                                   10.1
                                                                       ------

Total unsecured debt                                                     31.1
                                                                       ------

REDEEMABLE COMMON SHARES
(Authorized and Issued - 14,000,000)                                     43.4
                                                                       ------

SHAREHOLDERS' EQUITY

Common shares
  (Authorized - Unlimited; Issued - 101,439,998,
   excluding 14,000,000 redeemable common shares)                       284.9
Warrants (Issued - 6,182,588)                                            17.0
Deficit                                                                (287.9)
Deferred stock-based compensation                                        (0.8)
Accumulated other comprehensive income                                     --
                                                                       ------

Total shareholders' equity                                               13.2
                                                                       ------

Total capitalization                                                   $169.5
                                                                       ======

C. Reasons for the offer and use of proceeds


      Not applicable.

D. Risk Factors

      Investment in Mitel Networks' common shares should be regarded as highly speculative and is suitable only for those investors who are able to sustain a total loss of their investment. The risk factors set forth below and elsewhere in this registration statement are not intended to be an exhaustive list of the general or specific risks involved, but identify certain risks that are now foreseen by Mitel Networks. Investors should carefully consider all information contained in this registration statement, and should give particular consideration to the following risk factors when evaluating Mitel Networks and its business. Additional risks and uncertainties that are not yet identified or that Mitel Networks currently considers to be immaterial may also materially adversely affect Mitel Networks' business and financial condition in the future. Any of the following risks could materially adversely affect Mitel Networks' business, results of operations or financial condition and could result in a complete loss of an investment in Mitel Networks.

Mitel Networks has incurred net losses from operations since its inception and may not be profitable in the future.

Mitel Networks has been operating since February 2001 and has generated revenues since its inception. Mitel Networks has incurred net losses from operations since its inception. The future success of Mitel Networks in building its revenue and market share at attractive prices for its products is dependent upon the ability of Mitel Networks to continue to attract orders, manage its manufacturing and assembly costs including those supplied by BreconRidge Manufacturing Solutions Corporation (formerly known as Ridgeway Research Corporation), a corporation incorporated under the laws of Canada and currently controlled by Dr. Terence H. Matthews, and its subsidiaries (collectively, "BreconRidge"), and develop products that have a competitive advantage. The high technology industry is characterized by long and variable delays between expenses incurred for research and development, and sales and marketing and the generation of revenues, if any, from such expenditures. There can be no assurance that Mitel Networks will be able to grow its revenues and market share or that changes will not occur which will require unanticipated expenditure of Company capital resources. Finally, there can be no assurance that Mitel Networks will be able to achieve profitability or that, if achieved, such profitability can be sustained.

Mitel Networks' revenues from operations were not sufficient to cover its operating expenses during Fiscal 2002 and, while Mitel Networks believes that its expected cash flow from operations and other existing cash resources should be sufficient to satisfy cash requirements of Mitel Networks in the coming year, Mitel Networks cannot make any assurance that it will not require additional equity or debt financing in the future.

During Fiscal 2002, Mitel Networks' revenues from operations were not sufficient to cover its operating expenses. While Mitel Networks believes that its expected cash flow from operations and other existing cash resources should be sufficient to satisfy Mitel Networks' cash requirements in the coming year, there is no assurance that Mitel Networks will not require additional equity or debt financing in the future. Failure to generate the expected level of cash flow from operations, loss of existing financing or inability to renew Mitel Networks' 364-day revolving credit facility could result in the delay or abandonment of some or all of Mitel Networks' business plans, the sale of assets, or the undertaking of other measures which could have a material adverse effect on Mitel Networks' business, financial condition and results of operations. There can be no assurance that Mitel Networks will be able to obtain on satisfactory terms, or at all, any additional financing required to compete successfully. Any such financing, if obtained, may involve the issuance of further equity at prices which may dilute an investor's interest in Mitel Networks. Failure to obtain such financing could have a material adverse effect on Mitel Networks' business, financial condition and results of operations. In addition, certain holders of common shares have antidilution protection and redemption rights under certain circumstances, which could be triggered by any such additional financing or Mitel Networks' failure to obtain specified levels of financing. See Item 10.A "Share Capital - Special Rights."

The quarterly revenues and operating results of Mitel Networks and the Predecessor Business have fluctuated historically and are highly variable. Therefore, the results of one quarter may not provide a reliable indicator of Mitel Networks' future performance.

The quarterly revenues and operating results of Mitel Networks and the Predecessor Business have fluctuated historically depending upon, among other factors, the timing of executed contracts and purchase orders. Accordingly, Mitel Networks' operating results in a particular period are highly variable, difficult to predict and may not meet the expectations of investors. Factors which may cause Mitel Networks' financial results to fluctuate significantly from quarter to quarter include, but are not limited to: the fact that each individual order or contract can represent substantial dollars of revenue; many of Mitel Networks' products may require significant capital expenditures; the size, timing and shipment of individual orders; changes in pricing by Mitel Networks or its competitors; discount levels; foreign currency exchange rates; the mix of products sold; the timing of the announcement, introduction and delivery of new product enhancements by Mitel Networks and its competitors; and general economic conditions. As a result of the foregoing factors, a quarter-to-quarter comparison of Mitel Networks' results of operations is not necessarily meaningful. Investors should not rely upon the results of one quarter as an indication of Mitel Networks' future performance.


Mitel Networks' success is dependent on its intellectual property. The inability of, or any failure by, Mitel Networks to protect its intellectual property could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks' success depends on the intellectual property in the products and services that it develops and sells. See Item 4.B "Business Overview - Intellectual Property". Mitel Networks relies upon a combination of copyright, patent, trade secrets, trademarks, confidentiality procedures and contractual provisions to protect its proprietary technology. There can be no assurance that Mitel Networks' present protective measures will be enforceable or adequate to prevent misappropriation of its technology or independent third-party development of the same or similar technology. Many foreign jurisdictions offer less protection of intellectual property rights than Canada or the United States, and there can be no assurance that the protection provided to Mitel Networks' proprietary technology by the laws of Canada or the United States or foreign jurisdictions will be sufficient to protect such technology. Preventing the unauthorized use of such proprietary technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of such proprietary technology may be difficult, time-consuming and costly. In addition, litigation may be necessary in the future to enforce Mitel Networks' intellectual property rights, to protect Mitel Networks' trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial cost and diversion of management resources, and a successful claim against Mitel Networks could effectively block Mitel Networks' ability to use or license its technology in the United States or abroad or otherwise have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks may in the future be notified of claims that the products and services offered and sold by Mitel Networks are subject to patents or proprietary rights of third parties. Any such claim, whether or not it has merit, would be time consuming to evaluate and defend, and could result in increased costs, potential shipment delays and stoppages, or lengthy and complex license negotiations.

The segment of the communications market that includes Mitel Networks' products has been characterized by extensive litigation regarding patents and other intellectual property rights. As is common in the industry, Mitel Networks and the Predecessor Business have in the past been, and Mitel Networks may in the future be, notified of claims that the products or services offered and sold by Mitel Networks are subject to patents or other proprietary rights of third parties. Although Mitel Networks attempts to ensure that its products and processes do not infringe such third-party patents or proprietary rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against Mitel Networks. Any such claim, whether or not it has merit, would be time consuming to evaluate and defend, and could result in increased costs, potential shipment delays and stoppages, or lengthy and complex license negotiations. While Mitel Networks is currently not engaged in any intellectual property dispute, there can be no assurance that current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, will result in Mitel Networks obtaining or renewing a license on satisfactory terms or at all. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors and thus future disputes with these companies are possible. In the event an intellectual property dispute is not settled through a license, or any existing license is not renewed, litigation could result. Any litigation relating to intellectual property rights, whether or not determined in Mitel Networks' favor or settled by it, would at a minimum be costly and would divert the attention and efforts of management and technical personnel. An adverse determination in such litigation or proceeding could prevent Mitel Networks from making, using or selling certain of its products and subject Mitel Networks to damage assessments, all of which could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

All of Mitel Networks' products are manufactured by a third party and Mitel Networks has a concentrated supply arrangement for semiconductor components. Elimination or disruption of either of these arrangements could adversely affect the timing of product shipments.

In August 2001, Mitel Networks and certain subsidiaries signed a supply agreement with BreconRidge pursuant to which BreconRidge provides required manufacturing for Mitel Networks and such subsidiaries. Subject to certain exceptions, the supply agreement is exclusive during the initial three-year period with respect to current products and new product introductions. There are risks inherent in outsourcing key aspects of any business including: loss of key personnel, loss of proprietary know-how, limited ability to control the manufacturing process, costs, and quality, dependence on the third party manufacturers and component suppliers and their related proprietary technology. While Mitel Networks believes that alternative sources of manufacturing would be available if this arrangement were to cease, disruption of its manufacturing could create a temporary, adverse effect on product shipments. Mitel Networks also has a supply agreement with Zarlink, the former owner of the Predecessor Business, for the supply of certain semiconductors used in the manufacture of Mitel Networks' products. Although Mitel Networks believes that alternative sources of supply would be available for the semiconductor products supplied by Zarlink, the elimination of this arrangement could create a temporary adverse effect on the timing of product shipments. There can be no assurance that the arrangements between Mitel Networks and BreconRidge, or any other supplier from which Mitel Networks obtains technology, products or components will be as successful as currently anticipated.

The failure of Mitel Networks to achieve and sustain market acceptance of its products and technologies in broader industry segments or to develop new customers could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Certain of Mitel Networks' products represent alternatives to traditional designs. As a result, such products may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of the efficiency and reliability of Mitel Networks' technology. Mitel Networks believes that, to a significant extent, its growth prospects depend on the continuing acceptance by a broader group of customers and by broader industry segments of its new products and technologies. The failure of Mitel Networks to obtain and sustain acceptance of its products and technologies in broader industry segments or to develop new customers could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks' inability to effectively manage significant growth in the number of its employees or the scope of its operations could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks may experience significant growth in the number of its employees and the scope of its operations through acquisitions or otherwise. If such growth occurs it may place a significant strain on Mitel Networks' management and operations, particularly with respect to: broadening its management team; attracting, training, supervising and retaining skilled employees; developing and managing a larger, more complex international organization; expanding Mitel Networks' treasury and accounting functions and information systems to meet the demands imposed by Mitel Networks' growth; and strengthening Mitel Networks' financial and management controls in a manner appropriate for a larger enterprise. Mitel Networks' inability to manage growth effectively could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

The business of Mitel Networks could be disrupted if Mitel Networks is unable to successfully integrate any businesses, technologies, product lines or services that are acquired in the future.

The execution of Mitel Networks' business strategy may include the acquisition of additional businesses, technologies, product lines or services in the future, and may also include the divestiture or downsizing of product or service groups or business divisions in order to permit

Mitel Networks to focus on its core competencies. Acquisitions, divestitures and other strategic restructuring initiatives involve a number of risks, potentially including:

o     disruption to Mitel Networks' business;

o inability to integrate, train, retain and motivate key personnel of an acquired or restructured business; employee motivation, employee and union relations issues, and other human resources matters resulting from a restructuring;

o     diversion of management from the day-to-day business of Mitel Networks;


o difficulty or inability to incorporate acquired technologies successfully into Mitel Networks' existing products and services, or to compensate for gaps in technology or know-how resulting from divestiture;


o additional expense associated with completing an acquisition or divestiture and, in the case of an acquisition, amortization of any acquired intangible assets;

o impairment of relationships with Mitel Networks' customers and strategic partners; and

o inability to maintain uniform standards, controls, procedures and policies.

In addition, there can be no assurance that Mitel Networks will be able to complete future acquisitions or divestitures, or that Mitel Networks will be able to successfully integrate any acquired business, including maintaining the levels of operating efficiencies that the acquired company achieved or may have achieved separately. In order to finance acquisitions and other strategic reorganizations, it may be necessary for Mitel Networks to raise additional funds through public or private financings which may be on unfavorable terms to Mitel Networks and, in the case of equity financings, may result in dilution to Mitel Networks' stockholders. The execution of Mitel Networks' business strategy may also include entering into strategic investments and joint ventures with other companies, transactions which are subject to many of the same risks identified above for strategic reorganizations.

Mitel Networks' loss of key personnel could have a material adverse effect on Mitel Networks' operations and business prospects.


The success of Mitel Networks is dependent upon the services of a number of the members of its senior management and software and engineering staff, as well as the expertise of its directors. The loss of one or more of these individuals could have a material adverse effect on Mitel Networks' operations and business prospects. Mitel Networks currently does not maintain life insurance policies on the lives of its directors or key employees. Mitel Networks' success will also depend on its ability to attract and retain additional highly qualified management and technical personnel. Mitel Networks faces competition for qualified personnel, many of whom are often subject to competing employment offers. A major part of Mitel Networks' compensation to its key employees is in the form of stock option grants. A depression in Mitel Networks' share price or the lack of a public market for such shares could make it difficult for Mitel Networks to retain employees and recruit additional qualified personnel. Recent economic conditions have made it necessary for Mitel Networks to implement certain cost saving initiatives that have a direct effect on employees. These cost containment measures have included global workforce reductions, mandatory unpaid days off and a temporary reduction in working hours program that will continue until the business climate improves. There can be no guarantee that further such initiatives will not be necessary.


The occurrence of design defects, errors, failures or bugs in Mitel Networks' products could result in damage to Mitel Networks' reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel Networks' products, and adversely affect Mitel Networks' ability to attract new customers or retain existing customers.

Mitel Networks' products are highly complex and, from time to time, may contain design defects that are difficult to detect and correct. Errors, failures or bugs may be found in Mitel Networks' products after shipment to customers. If errors are discovered, Mitel Networks may not be able to correct such errors in a timely manner or at all. The occurrence of errors and product failures could result in damage to Mitel Networks' reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel Networks' products, and adversely affect Mitel Networks' ability to attract new customers or retain existing customers. Efforts to correct such errors and failures in Mitel Networks' products could require significant expenditure of capital and resources by Mitel Networks, and may not be successful. The sale and support of such products may entail the risk of product liability or warranty claims based on damage to such equipment. In addition, the failure of Mitel Networks' products to perform to customer expectations could give rise to warranty claims. Mitel Networks' insurance may not cover or its coverage may be insufficient to cover any such claims successfully asserted against Mitel Networks or its contracted suppliers and manufacturers, including BreconRidge, and therefore the consequences of such errors, failures and claims could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks' inability to enter into additional, or maintain its existing, strategic relationships on commercially reasonable terms could materially adversely affect Mitel Networks' business, financial condition and results of operations.

The execution of Mitel Networks' business strategy may involve entering into strategic or other collaborative relationships with other companies, including certain of its customers, to develop new technologies and leverage their sales and marketing organizations. Mitel Networks may need to enter into additional relationships to execute its business plan. If Mitel Networks is unable to enter into additional, or maintain its existing, strategic relationships on commercially reasonable terms, Mitel Networks may have to devote substantially more resources to the development of new technologies and the sales and marketing of its products and services than it would otherwise. The failure of one or more of its strategic relationships could materially adversely affect its business, financial condition and results of operations.

There are significant restrictions on the resale of Mitel Networks' securities and there can be no assurance as to when such restrictions will cease to apply, if ever.

There is presently no market through which Mitel Networks' securities may be sold or resold. Mitel Networks' securities are not listed for trading on any stock exchange and there is no guarantee that any such listing will be completed in the future. Mitel Networks' securities have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any of the states of the United States, the securities laws of Canada or any province thereof, or the securities laws of any other country or province or state thereof. As a result, there are significant restrictions on the resale of Mitel Networks' securities and there can be no assurances as to when such restrictions will cease to apply, if ever. Investors may be unable to liquidate an investment in Mitel Networks' securities, whether or not a listing is subsequently effected. In addition, Mitel Networks' securities may be subject to "hold periods" in accordance with applicable securities legislation, and Mitel Networks' articles of incorporation currently provide that any transfer of shares must be approved by the board of directors. An investor should not purchase securities in Mitel Networks unless such investor is able to withstand a total loss of his or her investment.

Mitel Networks has never declared or paid dividends and Mitel Networks does not anticipate declaring or paying any cash dividends in the foreseeable future.

Mitel Networks anticipates that for the foreseeable future its earnings, if any, will be retained for use in the business and that no cash dividends will be paid on any class of Mitel Networks' securities. Declaration of dividends on any class of securities will depend upon, among other things, future earnings, the operating and financial condition of Mitel Networks, its capital requirements and general business conditions. Mitel Networks has never declared or paid dividends and there is no assurance that Mitel Networks will declare or pay dividends at any time in the future.

Mitel Networks' competitive position may be affected by fluctuations in exchange rates and its current currency hedging strategy may not be sufficient to counter such fluctuations.

A significant portion of the business of Mitel Networks is conducted in currencies other than the Canadian dollar. Due to the substantial volatility of currency exchange rates, Mitel Networks cannot predict the effect of exchange rate fluctuations upon future sales. Mitel Networks uses financial instruments, principally forward exchange contracts, in its management of foreign currency exposures. These contracts primarily require Mitel Networks to purchase and sell certain foreign currencies with or for Canadian dollars at contractual rates. It is Mitel Networks' practice to monitor the financial standing of the counterparties to these financial instruments, which include several major financial institutions, and limit the amount of exposure to any one institution. Mitel Networks may be exposed to a credit loss in the event of nonperformance by the counterparties of these contracts. Additionally, Mitel Networks' operations could be adversely affected if it is unable to guard against currency fluctuations in the future. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

The failure of Mitel Networks' products to keep pace with rapidly changing technology and evolving industry standards could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

The markets for Mitel Networks' products are competitive and characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Mitel Networks has invested and intends to continue to invest in the development of products. There is no assurance that such products will be accepted in the face of competing products and changing customer requirements.

Mitel Networks may not be able to compete effectively in the highly competitive high technology industry.

Mitel Networks' competitors include large corporations with greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales and other resources than those of Mitel Networks. There can also be no assurance that Mitel Networks' competitors will not recognize Mitel Networks' products as a threat to their installed bases and develop technological innovations of their own that will successfully compete against or render Mitel Networks' products obsolete.

There are risks inherent in Mitel Networks' international operations which may have a material adverse effect on its business, financial condition and results of operations.


Mitel Networks expects sales from markets outside of Canada to represent a significant portion of total sales. Certain risks are inherent in all international operations, including exposure to currency exchange rate fluctuations, political and economic conditions, unexpected changes in regulatory requirements, exposure to different legal standards, particularly with respect to intellectual property, future import and export restrictions, difficulties in staffing and managing operations, difficulties in collecting receivables and potentially adverse tax consequences. Sales in higher risk markets such as Eastern Europe, the Middle East, Asia, Latin America and Africa constitute less than 10% of Mitel Networks' sales. Mitel Networks is more susceptible in those areas to political instability, local currency devaluation, higher interest rates and increased governmental control of the economy than a company that limits its operations to North America. There can be no assurance that any or all of these factors resulting from international operations will not have a material adverse effect on Mitel Networks' business, financial condition and results of operations.


It may be difficult to enforce a judgment of a United States court against Mitel Networks.

Mitel Networks is a business corporation established pursuant to the federal laws of Canada. Mitel Networks' headquarters are located in Ottawa, Ontario, Canada, and it maintains limited assets in the United States. In addition, all of Mitel Networks' officers and members of its board of directors are residents of countries other than the United States. As a result, it may be difficult or impossible to effect service of process within the United States on, or to enforce any judgments against, Mitel Networks, its officers and directors, including those in relation to actions pursuant to United States federal securities laws. In addition, a Canadian court may not permit an investor to bring an original action in Canada or to enforce in Canada a judgment of a United States court based upon civil liability provisions of United States federal securities laws.

The failure of Mitel Networks to comply with present or future environmental regulations, or to control the use, disposal or storage of or adequately restrict the discharge of, hazardous substances could subject Mitel Networks to future liabilities and could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks is subject to a variety of federal, state, provincial and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in its manufacturing process. Although Mitel Networks believes it has complied with these laws, rules and regulations in all material respects and to date have not been required to take any action to correct any noncompliance, the failure to comply with present or future regulations could result in fines being imposed on Mitel Networks, suspension of production or a cessation of operations. Such regulations could require Mitel Networks to incur substantial expenses to comply with environmental regulations. Any failure by Mitel Networks to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject Mitel Networks to future liabilities and could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

The failure of Mitel Networks to modify its products to comply with new regulatory requirements, or to obtain or maintain the necessary regulatory approvals for its products could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

The sale of certain of Mitel Networks' products may be affected by governmental regulatory policies, the imposition of carrier tariffs and taxation of communications services. These policies are under continuous review and are subject to change. Regulations may prohibit sales of products that fail to comply with these regulations or otherwise subject Mitel Networks to liability with respect to the sale of its products until Mitel Networks makes appropriate modifications. For example, there are certain recent disability-access regulations of which Mitel Networks' design experts are aware. There can be no assurance that Mitel Networks will be successful in modifying its products, or in obtaining or maintaining the necessary regulatory approvals for its products, and its failure to do so could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Adverse changes to the industry, overall economic conditions or governmental policies could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

There can be no assurance that the current taxation policy, and other government policies and provisions applicable to the high technology industry, will not be adversely changed in the future. Furthermore, since 2001, the high technology industry has experienced a significant downturn characterized by diminishing product demand, price erosion, fluctuating inventory levels, and substantial recurring expenditures for product development and capital equipment. The current downturn and future downturns in the industry may be severe and prolonged, and there can be no assurance that further deterioration in both the industry and overall economic conditions will not occur, whether in the short term or otherwise. The possibility of renewed terrorist activity, and its consequent effect on the global economy, remain as constant threats. The occurrence of any of such events could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Item 4. Information on Mitel Networks

A. History and Development of Mitel Networks

      The registered name of Mitel Networks is Mitel Networks Corporation. Mitel Networks was incorporated in Canada on January 12, 2001, pursuant to the Canada Business Corporations Act. Mitel Networks is not a reporting issuer as such term is defined in the Securities Act (Ontario) and the securities laws of any other province of Canada. Mitel Networks' registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Telephone: (613) 592-2122, Facsimile: (613) 592-4784.

      Mitel Networks was formed by Zarlink Semiconductor Inc., a Canadian corporation formerly known as Mitel Corporation, in order to reorganize its communications systems division in contemplation of the sale of that business to Dr. Terence Matthews. In a series of related transactions dated February 16, 2001 and March 27, 2001, which are collectively referred to in this registration statement as the acquisition transactions, Mitel Networks acquired the "Mitel" name and substantially all of the assets and subsidiaries of the communications systems division of Zarlink, other than Canadian real estate and most intellectual property assets. As a consequence of the acquisition transactions, Dr. Matthews became the indirect owner of 90% of the shares of Mitel Networks and Zarlink retained the remaining 10%. Dr. Matthews, through companies controlled by him, made total cash payments to Zarlink aggregating $346,750,000, in consideration for the 90% interest in Mitel Networks and 100% of the interests in each of Mitel Knowledge Corporation and Mitel Research Park Corporation, which are described below.

      Also as part of the acquisition transactions:

o Zarlink's Canadian real estate assets were sold to Mitel Research Park Corporation, and substantially all of the intellectual property assets of the communications systems division of Zarlink were sold to Mitel Knowledge Corporation, both of which are owned by Dr. Matthews or companies wholly owned by Dr. Matthews.


o Mitel Networks entered into a research and development agreement with Mitel Knowledge, dated March 27, 2001, pursuant to which Mitel Knowledge owned substantially all of the intellectual property, excluding trademarks, developed by Mitel Networks. The Research and Development Agreement provided for a license back to Mitel Networks of the rights to exploit the intellectual property in Canada, South and Central America, Mexico and the Caribbean. The research and development agreement was in effect until November 1, 2002, at which time Mitel Networks exercised its right to purchase the intellectual property from Mitel Knowledge.

o A wholly-owned subsidiary of Mitel Networks entered into a research and development cost-sharing agreement with Mitel Knowledge, dated March 27, 2001, pursuant to which Mitel Knowledge licensed to that subsidiary the rights to exploit the intellectual property in the United States, Europe, the Middle East, Africa and the Asia/Pacific region, in return for which the subsidiary contributed towards the funding of Mitel Networks' research and development activities. The cost-sharing agreement between Mitel Knowledge and the Mitel Networks subsidiary was terminated on November 1, 2002, and replaced with a similar cost-sharing agreement between Mitel Networks and the subsidiary.

      In August 2001, Mitel Networks outsourced its manufacturing and repair operations, including the sale of related net assets, and approximately 660 employees, to BreconRidge, then known as Ridgeway Research Corporation, which is majority owned by Dr. Matthews. The primary reason for outsourcing the manufacturing and repair operations was to allow Mitel Networks to focus upon Mitel Networks' core competencies, being research and development as well as sales and distribution. As part of the transaction, Mitel Networks and certain of its subsidiaries entered into supply agreements with BreconRidge, pursuant to which BreconRidge manufactures Mitel Networks' products and provides repair and remanufacture services, as well as global logistics and distribution support.

      On June 22, 2001, Mitel Networks acquired certain assets from e-Smith Inc. (Ontario) and e-Smith, Inc. (U.S.), including the intellectual property rights in open source network server software, and 21 employees. The total consideration for the transaction was $3.2 million consisting of $0.8 million in cash and common shares of Mitel Networks having an agreed upon value of $2.4 million. Immediately after, Mitel Networks transferred such intellectual property rights to Mitel Knowledge in accordance with the terms of the Research and Development Agreement (see Item 4.B under "Intellectual Property" for details). The e-Smith intellectual property has been repurchased by Mitel Networks as part of the overall purchase of intellectual property from Mitel Knowledge, described above.


      See Item 5.B for additional information regarding principal capital expenditures made by Mitel Networks since inception.

B. Business Overview

      Mitel Networks designs, develops, markets and sells voice, video and data products and services to address the business communications needs of enterprise and small business customers. Products and services are sold individually or offered as a solution, which is a combination of products and/or services designed to address specific communications needs. Mitel Networks' portfolio of products includes voice, video and data systems, desktop phones and applications for contact centers, speech-enabled unified communications, collaboration, video conferencing and mobile communications. Mitel Networks' traditional products are based on circuit switched Private Branch Exchange, or PBX, telephone systems that utilize Time Division Multiplexing, or TDM, technology in which communications are delivered across both the public and private telephone networks through actual switched circuits that maintain a hard-wired connection across the entire communication path. Private Branch Exchange systems are telephone systems that switch calls between users on local lines, while allowing all users to share a certain number of external telephone lines. Mitel Networks' new Internet Protocol, or IP, -based communications systems are designed to leverage Internet Protocol technology which is a method by which packetised data is sent from one computer to another computer via the Internet. Within the technology industry, this type of communications is commonly referred to as Voice Over Internet Protocol, or VoIP. In addition, the combination of voice, video and data transferred over a single network is often referred to as converged communications.

      Mitel Networks currently serves the small business market (2-50 employees), the small to medium enterprise market (51-500 employees) and the corporate major enterprise market (greater than 500 employees) through communications products, applications and services. Mitel Networks addresses these markets through a distribution network of direct sales offices, an indirect channel distribution network of resellers, communications service providers (also known as carriers), systems integrators, and strategic partners. Products are sold to organizations internationally and are supported by a regional presence in major areas of operations. See "Product Distribution" and "Marketing Channels."

      Mitel Networks outsources the manufacture and repair of its products, as well as global logistics and distribution support to BreconRidge, a company controlled by Dr. Terence H. Matthews. Mitel Networks has entered into a supply agreement with BreconRidge that is exclusive, subject to certain exceptions. The supply agreement has an initial term of three years (until August 31, 2004) with an automatic three year renewal term followed by automatic one year renewal terms thereafter, all subject to the right by either party to terminate the agreement on at least one hundred eighty days prior notice during any renewal term. The supply agreement was negotiated on an arm's length basis and contains certain price protections and annualized cost reduction arrangements that management believes benefit Mitel Networks, as well as those rights and protections typically afforded to a customer of such services. BreconRidge agreed to an "open books" approach to arrive at reasonable, competitive pricing, and has multiple sources of supply for all essential components. Mitel Networks has a right to obtain a license to make or have made all its products upon any termination of the supply agreement.


      As of November 25, 2002, Mitel Networks had approximately 2,013 employees primarily located in North America and in the U.K. with more than 800 distributors worldwide. Mitel Networks operates in four major geographic regions: North America; Europe, the Middle East and Africa; Asia Pacific; and Central America/Latin America.


      Mitel Networks' traditional products include the SX-200 and SX-2000 Private Branch Exchange systems, a suite of SuperSET telephones, NuPoint voicemail systems and other related applications such as contact center software. Mitel Networks has also developed and introduced an array of Internet Protocol-based communications systems that combine voice, video and data processing technologies into a single integrated system. These products include the MN3100, MN3300, and MN3340 systems as well as a host of Internet Protocol-based desktop telephones, peripherals and applications.

      Mitel Networks offers a seamless migration strategy that allows customers to gain cost efficiencies of Internet Protocol-based systems by leveraging their investment in existing communications infrastructure and minimizing their incremental investment. Customers do not have to replace their entire business communications systems. For the purposes of reporting revenue by product, Mitel Networks combines revenues from traditional and new Internet Protocol-enabled products under the "Communications Platforms and Desktop Appliances" category due to the similar nature of the products.

      Small Business Portfolio:

      Mitel Networks offers both traditional and the newer Internet Protocol-based communications products to the small business markets. The SX-200 is a traditional Private Branch Exchange voice system that addresses single site and small multi-site businesses having under 400 users. It is designed to provide voice communications to this customer segment and is complemented by a broad portfolio of digital telephones. The systems' distributed architecture allows for flexibility in deployment and ease of growth.

      Mitel Networks' new small business Internet Protocol-based systems, the MN3100 and the MN3050, provide a communications system with built-in voice mail, computer networking capabilities and Internet and e-mail connectivity in a comprehensive "office in a box" offering.

Additional features include secure networking, website hosting, and the ability to utilize a line of digital and web-based phones, receptionist consoles, teleconferencing and videoconferencing products. Mitel Networks' Internet Protocol-based small business products are designed for companies with as few as two employees and as many as 400 employees.

      Enterprise Business Portfolio:

      Mitel Networks' product offering to the enterprise business customer is broad and supports both traditional Private Branch Exchange technology as well as the newer Internet Protocol-based technologies. The SX-2000 is a fully featured traditional communications system that addresses businesses with more than 200 users, including campus and distributed multi-site organizations. This system provides extensive feature/functionality, a distributed architecture, cost-effective redundancy and support for internetworking based on industry standard protocols for seamless voice communications between sites. In addition, a broad portfolio of digital desktop telephones and applications support the system.

      The MN3300 system is the cornerstone of the Internet Protocol-based enterprise business offering and is designed for organizations with more than 40 users. The system provides an evolutionary migration that can be used to enable existing SX-2000 customers and those of other traditional Private Branch Exchange vendors to evolve to an Internet Protocol-based infrastructure. The MN3300 system includes a suite of applications and Internet Protocol-enabled telephones that allow enterprise customers to save operational expense by merging their voice, video and data services to a single infrastructure. Mitel Networks believes that carrier costs are reduced and that the single management and administration of the information technology infrastructure provides additional cost benefits to the end customer. Internet Protocol also facilitates new software products that address the major issues raised by the enterprise including employee, workgroup and enterprise productivity, customer relationships, and operational efficiencies.

      Branch Offices and Remote Working Solutions:

      Mitel Networks' branch office and remote working products seek to address the needs of the integrated branch office market and are centered around the MN3340 integrated communications system. This system is designed to provide branch offices of up to 40 users with seamless voice communications with other corporate offices and local survivability of full telephone service should corporate network links become unavailable. Through a combination of the MN3340 system as well as the same applications and Internet Protocol desktop telephones available to larger corporate offices, Mitel Networks believes it offers a comprehensive portfolio designed to address the communications challenges facing organizations with decentralized operations and personnel.

      Contact Center Applications:

      The MN6100 contact center offering provides web-based contact center applications and services. Through features such as automated call distribution and interactive voice response, incoming calls are prioritized, routed, and queued. The suite of applications also enables integrated voice, fax, and e-mail inputs as well as reporting and tracking capabilities.

      Mobile Telephony:

      Mitel Networks' mobile telephony offering permits employees to be accessible and stay in touch, as well as provides them with the same communication features that they would utilize if they were in the office. The wireless users are integrated with the wired telephony community with extension to extension dialing, attendant functions, voice mail, messaging, external calling and other capabilities designed to be common and seamless.

      Desktop Portfolio:

      Mitel Networks' desktop portfolio of products includes a broad range of telephones, consoles and ancillary devices that support traditional Private Branch Exchange systems as well as the Internet Protocol-based communications systems. The company has been acknowledged as a leader in the design of desktop devices recognized for their ease of use, aesthetics, high quality, and functionality.

      Mitel Networks' Internet Protocol-based Desktop products are available to both the small and medium-sized business and inter-operate with all Internet Protocol-based systems and applications. The portfolio includes a wide range of telephones, from simple low-end sets to sophisticated web sets and Internet Protocol-based consoles and conference units. These products allow users access to advanced telephone features and services such as integrated web-browsing, enhanced directory management, and visual voicemail. In addition, they offer integration of mobile devices as well as voice and video conferencing.

      Video Applications:

      Mitel Networks' Voice First application and related devices provide businesses access to video conferencing at the desktop or for dedicated conference rooms. These products support browser-based video security monitoring and digital storage and retrieval. Users are able to establish a conference call using telephone sets, and by pressing a single button to transform the audio call into a video call. The application also incorporates collaboration tools that allow users to share computer applications during conferences.

      Mitel Networks' services group is focused in North America and the United Kingdom and provides customers with a number of services to complement Mitel Networks' products, from initial planning and design through to implementation and support. Planning services include needs assessments, site surveys, system configuration, network design and project management while implementation services include Internet Protocol-based system and application implementations, advanced messaging implementations, multi-site installations and on-site systems training. Additional services include resource coordination, pricing management, project management, contract administration, performance management, custom "voice-centric" business applications development, technical support services, long-term systems management services, which is referred to in this registration statement as Managed Services, and training.

      Mitel Networks reports its operations in two segments: the Communications Solutions, or Solutions, segment and the Customer Services, or Services, segment. The Solutions segment consists of enterprise voice, video and data communications systems and software and communications applications provided through Mitel Networks' dealer and reseller network. The Services segment includes direct product sales and services, professional services, Managed Services, maintenance and technical support services.

      The following table sets forth the breakdown of (i) total revenues by business segment and geographic market and (ii) business segments and geographic markets as a percentage of total revenues, for each of the last three fiscal periods:

                                                                 Predecessor
                                    Mitel Networks                 Business
                         ------------------------------------  -----------------
                                                                Forty-Six Weeks
                             Year Ended     Ten Weeks Ended         Ended
                           April 28, 2002    April 27, 2001      Feb. 16, 2001
                         -----------------  -----------------  -----------------
                                      % of               % of               % of
(in millions)            Revenues    Total  Revenues    Total  Revenues    Total
--------------------------------------------------------------------------------

Business Segments:

Solutions                 $248.7      44%    $ 47.9      39%    $244.7      48%
Services                   311.5      56%      73.5      61%     270.3      52%
--------------------------------------------------------------------------------
                          $560.2     100%    $121.4     100%    $515.0     100%
--------------------------------------------------------------------------------

Geographic Markets:

Canada                    $ 35.8       6%    $  8.4       7%    $ 33.5       7%
United States              289.6      52%      59.7      49%     248.5      48%
United Kingdom             196.5      35%      44.1      36%     186.2      36%
Other countries             38.3       7%       9.2       8%      46.8       9%
--------------------------------------------------------------------------------
                          $560.2     100%    $121.4     100%    $515.0     100%
--------------------------------------------------------------------------------

Product Distribution

      Mitel Networks uses a combination of direct and indirect sales channels to market and distribute its products and services on a global basis. Mitel Networks' communications products and services are distributed in over 50 countries worldwide either directly, or indirectly through an extensive network of independent dealers, system integrators, carriers and service providers. Mitel Networks' world headquarters are located in Ottawa, Ontario, Canada, and it maintains regional headquarters in Caldicot, Wales, U.K., Herndon, Virginia, U.S.A., and in Hong Kong, China. In addition, Mitel Networks has sales and/or service offices throughout the world, including: Canada, the U.S., Mexico, the U.K., Germany, Italy, France, the Netherlands, the United Arab Emirates, South Africa, Australia, China and Korea.

      Direct Sales: Mitel Networks focuses its direct sales efforts on customers in Canada, the United States, and the United Kingdom. A key aspect of the direct sales strategy is the "Direct Touch-Indirect Fulfillment" model in which orders received for products and services as a result of direct sales efforts are ultimately sold to an end user through an indirect channel. Mitel

Networks' sales personnel work directly with the clients to determine the best use of Mitel Networks solutions to address their needs, and then work with the channel partner who is best positioned to address the needs of the customer.

      Value Added Resellers: Mitel Networks' value added resellers, or VARs, are located worldwide and make up a significant part of Mitel Networks' indirect sales channel. The value added resellers are independent contractors who undertake responsibility, on a non-exclusive basis, for marketing, selling, installing and maintaining Mitel Networks' products pursuant to written dealership agreements. The value added resellers service what they sell utilizing Mitel Networks-certified technicians who they employ. Mitel Networks' value added resellers either purchase product directly from Mitel Networks or from wholesale distributors for resale to customers. The indirect reseller channel is supported through awareness campaigns, company-run tradeshows and conferences, marketing collateral, training, support, lead generation activities, configuration and pricing tools, proposal development and in-depth technical product expertise.

      Service Providers: Providers of communications services, including traditional telephone companies, supply a large portion of the customer premise equipment sold into the small and enterprise business markets. Customer premise equipment, which is equipment that is physically located on the customers' premises, has significant service and integration capabilities that can be bundled together and offered with Mitel Networks' products as a total solution to a business' communications needs. Service providers undertake responsibility, on a non-exclusive basis, for marketing and selling Mitel Networks' communications solutions pursuant to a written carrier distribution agreement. Service providers purchase equipment directly from Mitel Networks. They either install and maintain the products themselves, or subcontract the work back to Mitel Networks or Mitel Networks' value added resellers, depending upon the location of the customer site.

      Systems Integrators: Mitel Networks currently has relationships with a number of systems integrators and intends to develop additional relationships primarily to access customers in additional regional markets. In addition, Mitel Networks plans to transition some existing direct corporate customers with outsourcing requirements to systems integrators. Systems integrators enter into supply agreements directly with Mitel Networks, and Mitel Networks supplies them with communications products and services as needed to enable them to act as prime contractors for the purposes of fulfilling their customers' needs.

      Technology Partners: Mitel Networks has entered into strategic partnerships with several technology companies to jointly market and deploy an integrated voice and data infrastructure, although, to date, there have been no material sales through such partnerships.

      Independent Consultants: Mitel Networks has developed relationships with independent consultants who focus on assisting companies with network design, implementation and vendor selection. Mitel Networks has a formal Consultant Liaison Program under which it holds regular sessions to ensure that the consulting community has the most current and relevant information on Mitel Networks' products to assist their clients.

      Mitel Networks also provides value-added services through its "Service Partners Program." This program screens and accredits authorized resellers to provide sales-independent installation and support services for the indirect sales channel. Service partners are given the opportunity to fulfill installation and service requests within their primary coverage area.

Seasonality

      Mitel Networks undergoes a normal business cycle throughout the year with peak periods being January to June and September to November, with lower sales volumes in other months due to the summer vacation period and the winter holiday season.

Marketing Channels

      Mitel Networks markets its products to businesses, institutions and governmental agencies. Mitel Networks also targets potential customers in key vertical markets such as education, hospitality, retail, and health care and seeks to expand upon its established reputation in key market segments.

      Further to Mitel Networks' restructuring and repositioning efforts (see
Item 5), Mitel Networks' direct sales force focuses on corporate accounts while augmenting and strengthening relationships with service providers, systems integrators, technology and channel partners on the indirect side. A key aspect of the direct marketing strategy is the "Direct Touch - Indirect Fulfillment" model in which orders received for products and services which result from direct sales efforts are ultimately sold to an end customer through an indirect channel. This model allows Mitel Networks to extend its relationships with its resellers so that they can perform "fulfillment" services on behalf of Mitel Networks and other resellers. "Fulfillment" services include the staging, configuring and programming of the communications systems sold by Mitel Networks to a customer, as well as the installation, cutover, and subsequent maintenance of the system involved. Such services are usually performed for Mitel Networks on a sub-contract basis, although the company may assign the whole contract to one of its indirect channel partners for fulfillment. At the same time, corporate accounts receive direct sales support enabling Mitel Networks to maintain key customer relationships.

      Mitel Networks' global reseller network consists of three tiers: Platinum, Gold and Silver. The global reseller tiered model is a competency based program designed to ensure that the customer receives a high quality of service and support from resellers committed to achieving high levels of customer satisfaction. Accreditation at each level is based on a reseller's technical and commercial skill set, particularly in the area of convergence. Each tier carries its own set of accreditation requirements and receives differing levels of support from Mitel Networks. Resellers primarily operate in defined territories and are able to earn volume discounts and rebates as well as marketing credits.

      Mitel Networks is pursuing a growth strategy to:

      o     increase and broaden distribution channels within its core markets;

      o     expand geographic penetration;

      o expand its addressable market by introducing products for less than 50 users; and

      o migrate customers from legacy Private Branch Exchange systems to converged voice, video and data communications in an evolutionary manner.


      The expansion of geographic penetration outside of its core markets is seen as an essential component of Mitel Networks' growth strategy. Mitel Networks has opened a number of sales offices in newly-targeted regions, and has invested significant resources to develop and deliver regionally-compliant products. Over the last 18 months, Mitel Networks has opened sales offices in Italy, Germany, France, the Netherlands, the United Arab Emirates, South Africa, Mexico, Hong Kong, Australia, China and South Korea, and is currently targeting regions or countries where it believes that it can gain significant market share with a minimum level of investment. Given the current uncertainty in the high technology sector, as well as the global economy generally, it is difficult to predict timeframes for further expansion into new markets. As of November 25, 2002, Mitel Networks had approximately 38 value added resellers in Europe, the Middle East and Africa (excluding the core market of the United Kingdom), 28 value added resellers in Asia Pacific, and 20 value added resellers in Latin America.


      Mitel Networks' growth strategy may include the acquisition of additional businesses, technologies, product lines or services in the future and may also include the divestiture or downsizing of product or service groups in order to permit Mitel Networks to focus on what management believes are Mitel Networks' core competencies, although no such acquisitions or divestitures are currently contemplated.

      In September 2001, Mitel Networks also entered into a strategic alliance with March Networks Corporation, a Canadian corporation controlled by Dr. Terence H. Matthews, which is intended to enable Mitel Networks to broaden its product portfolio to the converged market sector and to provide another channel of distribution. Activities undertaken pursuant to the strategic alliance may include, initially, joint product marketing and research and development activities. March Networks develops, manufactures and distributes integrated technology solutions enabling businesses and service providers to deliver enhanced multimedia communication services by leveraging the worldwide growth and always-on, interactive capabilities of broadband networks.

Competition

      Over the past three-to-five years, the competitive landscape of enterprise communications has changed dramatically. The rapid growth and subsequent unprecedented downturn in the global communications market, coupled with the emergence of Internet Protocol communications and converged networks, have caused a tremendous disruption in the marketplace. This disruption has resulted in the emergence of new vendors and the demise of a number of traditional ones. Several major diversified communications equipment suppliers, including Fujitsu, Philips, Ericsson, Harris, DeTeWe, Ascom, and Bosch, have exited the enterprise voice systems business or have not introduced Internet Protocol-based products. Others, such as Nortel, have reduced their level of investment in new technology platforms. Resulting product inefficiencies are compounded by the fact that many traditional players have been adversely affected by the recent economic downturn, forcing them to make deep cuts in their workforce, restructure their management teams, and consolidate product lines. Management believes that Nortel Networks, Avaya, Alcatel and many others have all dealt with this new economic reality over the past 12-18 months.

      Today's business communications vendors are largely split between two main market segments. The first consists of the traditional vendors such as Mitel Networks, Nortel Networks, Avaya, Siemens, and Alcatel. The second consists of the incumbent data-centric players such as Cisco, 3Com, Shoreline and Vertical Networks.

      The data-centric vendors come from a background in networking and Local Area Network, or LAN, infrastructure. Through the emergence of converged networks, they have now extended their presence into voice communications through Local Area Network telephony. Being new entrants to the market, they have few existing voice system installations and typically offer voice to round out an end-to-end networking solution to their data customers. The leaders in this area are Cisco and 3Com, which have leveraged data networking technology to incorporate voice. These vendors were first to market with their offerings and consequently jumped to a sizeable lead in market share. It is only in the last six-to-nine months that the traditional voice system vendors have begun to offset this advantage through comparable Internet Protocol-based products and services.

      While the data-centric players were first to market, that accomplishment did not come without a price. While traditional Private Branch Exchange vendors offer robust feature sets, data-centric vendors do not, thereby requiring the customers of data-centric vendors to sacrifice functionality in adopting Internet Protocol telephony. They also offer a limited range of Internet Protocol desktop devices that typically include only one or two high-end Internet Protocol phones. The largest barrier to long -term success for the data-centric vendors is their inability to provide businesses with sufficient levels of migration and investment protection. Customers with existing voice infrastructure investments are not attracted to a forklift approach, which necessitates the replacement of the entire voice system and supporting infrastructure. Rather, customers typically look for a cost-effective migration whereby a phased transition to Internet Protocol can be made at their own pace. Although the data-centric vendors profess to be addressing these issues, this is not a reality as of yet.

      The traditional Private Branch Exchange and key telephone system vendors take a vastly different approach in their adoption of Internet Protocol telephony. In an effort to leverage large installed bases, they have focused on providing an Internet Protocol-enabled solution, whereby a line card is inserted into an existing Private Branch Exchange system to support Internet Protocol networking functionality and Internet Protocol phones. While this approach makes sense in the short-term, it has limitations in the long-term as users will not fully derive the benefits of next-generation converged applications such as location independent working and Internet Protocol-based video conferencing. As stated earlier, a number of other major traditional Private Branch Exchange vendors, including Ericsson, Fujitsu, Philips, Harris and DeTeWe, have not introduced Internet Protocol-based voice systems. As a result, management believes that vendors that can provide a path for migration from the old to the new now have the opportunity to address these installed bases and gain significant market share.

      Mitel Networks' approach to the Internet Protocol telephony market is focused on leveraging the advantages of both these respective approaches. The company has committed to investment protection and migration through an approach that allows customers to cost-effectively deploy a true Internet Protocol system but have it fully support a traditional infrastructure. This approach is effective for both Mitel Networks' customers and those of other incumbent Private Branch Exchange manufacturers. Through best-in-class partnerships in data networking, Mitel Networks seeks to offer businesses the choice of an end-to-end solution or standalone interoperability on virtually any Local Area Network infrastructure. Mitel Networks offers a diverse array of systems to address the needs of the small business, branch office and large corporate enterprise. These systems are augmented by the industry's largest portfolio of user devices and applications. With a field-proven portfolio of products and services, as well as aggressive channel recruitment activities, management believes that Mitel Networks is well positioned to prosper in this emerging market.

      Based upon information found in generally available industry publications, Mitel Networks believes that in the 2001 calendar year it held an approximately 14.9% market share in the converged systems category, second only to Nortel Networks, and was fifth overall in total Private Branch Exchange lines shipped in the U.S. for the same calendar year. In addition, Mitel Networks believes that, in the second quarter of calendar year 2002, as compared to other vendors, it shipped the greatest number of enterprise communications systems (Private Branch Exchange and Internet Protocol combined) in the U.S.

Intellectual Property


      Mitel Networks' intellectual property assets include patented technology, industrial designs, proprietary software and the copyright therein, operating and instruction manuals, trade secrets and confidential business information. Until November 1, 2002, such intellectual property rights were licensed from Mitel Knowledge, a Canadian corporation that is indirectly wholly owned by Dr. Terence H. Matthews. On November 1, 2002, Mitel Networks exercised its right to purchase the intellectual property from Mitel Knowledge.


Ownership and Exploitation of Intellectual Property


      As part of the acquisition transactions, substantially all of the intellectual property of the Predecessor Business, excluding trademarks, was acquired by Mitel Knowledge. Following the completion of the acquisition transactions, Mitel Networks and Mitel Knowledge entered into the Research and Development Agreement, and Mitel Knowledge and Mitel Networks Overseas Limited entered into the Research and Development Cost Sharing Agreement, pursuant to which Mitel Knowledge owned substantially all of the intellectual property developed by Mitel Networks, excluding trademarks. Pursuant to these agreements and related license agreements, Mitel Knowledge licensed such intellectual property, and the intellectual property acquired as part of the acquisition transactions, to Mitel Networks and its subsidiaries. Pursuant to the Research and Development Agreement, Mitel Networks provided research and development services in consideration for which Mitel Knowledge funded a portion of Mitel Networks' research and development activities.

      The Research and Development Agreement also provided for a license from Mitel Knowledge to Mitel Networks for the rights to exploit the intellectual property in Canada, South and Central America, Mexico and the Caribbean. The Research and Development Cost Sharing Agreement provided for a license from Mitel Knowledge to Mitel Networks Overseas Limited for the rights to exploit the intellectual property in the United States, Europe, the Middle East,

Africa and the Asia/Pacific region, in return for which Mitel Networks Overseas Limited contributed towards the funding of Mitel Networks' research and development activities.

      The Research and Development Agreement provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title, interest in, and benefits from, the intellectual property, including improvements and new technology, to Mitel Networks. The purchase price for the intellectual property would be paid through the issuance of common shares from Mitel Networks' treasury, with each such share having a value of $5.25. The number of shares was to be determined in accordance with a prescribed formula, which defined the value of the intellectual property to be equal to $3.8 million plus the difference between Mitel Knowledge expenses (defined as Mitel Knowledge expenses net of any amounts recovered under the Research and Development Cost-Sharing Agreement) and license fees paid by Mitel Networks to Mitel Knowledge.

      Effective November 1, 2002, Mitel Networks exercised the call right and acquired the intellectual property from Mitel Knowledge for a price of approximately $12.5 million, satisfied through the issuance of approximately 4,555,169 common shares from treasury with a fair value of $2.75 per share, which is based upon an independent valuation. The purchase price was determined in accordance with the formula described above. As a result, both the Research and Development Agreement and the Research and Development Cost-Sharing Agreement have been terminated. The Research and Development Cost-Sharing Agreement between Mitel Knowledge and Mitel Networks Overseas Limited has been replaced by a similar agreement between Mitel Networks and Mitel Networks Overseas Limited.


Description of Intellectual Property


      Mitel Networks and the Predecessor Business accumulated, through development or acquisition, a significant body of intellectual property related to customer premise communications products and related applications. The intellectual property consists of approximately 150 inventions for which patents have been granted in at least one country, and approximately 140 additional inventions for which patent applications have been filed. This intellectual property has been primarily embodied and expressed in telecommunications products based on analog, Time Division Multiplexing, and Internet Protocol technologies. Over the last three years, particular emphasis has been placed on Voice over Internet Protocol implementations and on applications leveraging the features and capabilities provided by Internet Protocol/packet-based technologies. As a result, 30 of the patent applications referred to above relate specifically to Internet Protocol and its associated technologies. In connection with the acquisition transactions, Mitel Networks has entered into an Intellectual Property License Agreement with Zarlink under which Zarlink granted Mitel Networks a perpetual non-exclusive license to certain intellectual property retained by Zarlink to enable Mitel Networks to continue the operations of the Predecessor Business.


      Mitel Networks also maintains an active trademark registration policy and has a portfolio of trademarks and design marks. Mitel Networks also endeavors to register or otherwise protect its current product names, taglines and domain names.

      As a standard practice, Mitel Networks enters into confidentiality agreements with its employees and consultants, and non-disclosure agreements with customers, partners, distributors, value-added resellers, and original equipment manufacturers.

Government Regulations

      There are certain regulatory policies that require the disabled to be able to utilize Mitel Networks' products in the United States. Failure to achieve this form of accessibility could either subject Mitel Networks to liability with respect to commercial sales of its products and/or could prevent the government from procuring Mitel Networks' products to the extent that they do not meet the government's interpretation of the disability access regulations. Mitel Networks' design experts are aware of these and other regulations. Mitel Networks is likewise aware of the fact that the U.S. Department of Defense currently contemplates requiring interoperability certification from its vendors before procuring new communications systems and Mitel Networks is presently reviewing the impact of this requirement on its sales to the U.S. Department of Defense. There is no assurance that the above-noted government regulations will not have a material effect on Mitel Networks' capital expenditures, results of operations, cash flows or competitive position.

C. Organizational Structure


      As of November 25, 2002, Mitel Systems, a corporation controlled by Dr. Terence H. Matthews, owned approximately 78% of Mitel Networks' outstanding common shares, Zarlink owned approximately 9% of Mitel Networks' outstanding common shares, Mitel Knowledge, a corporation controlled by Dr. Terence H. Matthews, owned approximately 4%, employees of Mitel Networks and its subsidiaries owned approximately 3% and other non-employee minority shareholders owned approximately 6% of Mitel Networks' outstanding common shares.


      Mitel Networks carries on its worldwide communications systems business through its subsidiaries. Mitel Networks' active subsidiaries are shown on the chart below, the jurisdiction of incorporation being noted in parentheses.

============  ================  ================  ===========  ===============
               Mitel Systems         Mitel
  Zarlink       Corporation        Knowledge       Employees    Non-Employees
                                  Corporation
============  ================  ================  ===========  ===============
    9% |             |  78%            |  4%           |  3%         |  6%
       |             |                 |               |             |
       ---------------------------------------------------------------
                                       |
            ========================================================
                           Mitel Networks Corporation
                                    (Canada)
            ========================================================
                                       |
       50%                             |                          100%
       ---------------------------------------------------------------
       |                  |            |             |               |
====================      |            |             |       ==================
   Tianchi-Mitel          |            |             |         Mitel Networks
 Telecommunications       |            |             |         International
   Corp. (China)          |            |             |            Limited
                          |            |             |           (Barbados)
====================      |            |             |       ==================
                          |            |             |
         ------------------        100%|             -----------------
         |                             |                             |
         |  100%                       |                             |  100%
         |                             |                             |
=======================       ====================         ==================
         Mitel                   Mitel Networks              Mitel Networks
 Networks Asia Pacific          Holdings Limited                Overseas
        Limited                       (UK)                       Limited
      (Hong Kong)                                              (Barbados)
=======================       ====================         ==================
                                       |
                                       |
         -------------------------------
    100% |
         |
====================        ========================        ====================
   Mitel Networks                                              Mitel Networks
    Limited (UK)      100%    Mitel Networks, Inc.    100%  Solutions Inc. (US)
  (formerly Mitel   --------         (US)           --------  (formerly Mitel
  Telecom Limited)           (formerly Mitel, Inc.)            Communications
                                                              Solutions, Inc.)
====================        ========================        ====================
         |
         |
         -------------------------------------------------------------
                                       |                         |
                                  100% |                     80% |
                                       |                         |
                                ===============     ==========================
                                   Mitel SRL          Edict Training Limited
                                    (Italy)                    (UK)
                                ===============     ==========================


D. Property, Plants and Equipment

      Mitel Networks' activities are currently conducted in North America from leased headquarters facilities of 512,391 square feet located in Ottawa, Ontario, Canada, from leased facilities of 17,974 square feet located in Herndon, Virginia, USA and from owned premises of 26,600 square meters located in Caldicot, Wales, U.K. The headquarters facilities are leased from a company controlled by Dr. Terence H. Matthews under terms and conditions reflecting prevailing market conditions for a period of 10 years expiring on February 15, 2011. Mitel Networks also has a number of smaller leased premises located elsewhere in North America, the U.K. and throughout the world.

      On August 31, 2001, Mitel Networks entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions. The Ottawa sublease agreement with BreconRidge was amended on May 31, 2002 to increase leased space by 4,026 square feet, bringing the total space subleased to BreconRidge to 256,967 square feet. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. The United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to Mitel Networks and BreconRidge.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

      This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements as of and for the ten week period ended April 27, 2001 and as of and for the fiscal year ended April 28, 2002 and with the audited combined carve-out statement of operations of the Predecessor Business for the forty-six week period ended February 16, 2001. These reports are presented in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this registration statement as US GAAP.

Overview

      Mitel Networks was incorporated under the laws of Canada on January 12, 2001 and is a majority-owned subsidiary of Mitel Systems, a Canadian business corporation indirectly owned and controlled by Dr. Terence H. Matthews.


      On February 16, 2001, and in subsequent related transactions dated March 27, 2001, Mitel Networks acquired the "Mitel" name and substantially all of the assets of the communication systems business of Zarlink, the Predecessor Business, excluding Canadian real estate and most intellectual property assets. Zarlink, which retained its semiconductor division, sold 90% of the shares of Mitel Networks to Mitel Systems. Zarlink retained 10% of the shares of Mitel Networks. The Predecessor Business' Canadian real estate assets, comprised of its Ottawa headquarters facilities, were sold to Mitel Research Park Corporation. The Predecessor Business' intellectual property assets, other than trademarks, were sold to Mitel Knowledge, although they were subsequently sold to Mitel Networks on November 1, 2002. Both Mitel Research Park Corporation and Mitel Knowledge are wholly owned by Dr. Terence H. Matthews. The Ottawa headquarters facilities are leased by Mitel Networks from Mitel Research

Park Corporation under terms and conditions reflecting prevailing market conditions. The initial term of the lease expires on February 15, 2011.

      Mitel Networks is a global provider of next-generation Internet Protocol telephony, video and data products that creates advanced communication products and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction. Through direct and indirect channels of distribution, Mitel Networks currently serves a wide range of vertical markets, including the education, hospitality, healthcare, and government segments, in the United States, Europe and Canada.

      Mitel Networks enters into a significant number of related party transactions in the normal course of business and in connection with the financing of its operations. Material related party transactions include the outsourcing of the manufacturing and repair operations to BreconRidge, research and development funding received from Mitel Knowledge, financing of operations through demand promissory notes payable to companies controlled by Dr. Terence
H. Matthews, leasing of the Ottawa headquarters facilities from Mitel Research Park Corporation, and the distribution of March Networks products through Mitel Networks' channels. Except for certain committed cost reductions on purchases of traditional communications platform products which will improve Mitel Networks' results of operations through August 1, 2004, the terms of the supply agreement with BreconRidge reflect prevailing market conditions. Mitel Networks' liquidity was also positively affected by the research and development funding received from Mitel Knowledge, and the financing obtained from companies controlled by Dr. Terence H. Matthews. See Item 7.B. Related Party Transactions for further details.

Business Segments:

      Mitel Networks reports its operations in two segments: the Communications Solutions segment and the Customer Services segment. The Solutions segment represents Mitel Networks' core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. Solutions' products are distributed through Mitel Networks' dealer and reseller networks and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services, all of which are provided through Mitel Networks' direct sales offices throughout North America and the United Kingdom. Mitel Networks does not allocate general and administrative expenses, amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in the category of "corporate and other" in the segmented information disclosure contained in Mitel Networks' financial statements included elsewhere in this registration statement.

Restructuring and Repositioning:

      Following the acquisition of the Predecessor Business from Zarlink on February 16, 2001 and during the fiscal periods ended April 27, 2001 and April 28, 2002, Mitel Networks accomplished the major portion of a strategic repositioning through a series of steps, including: the divestiture of its manufacturing operations, a significant investment in its research and development program to realize the launch of its new Internet Protocol voice communications product portfolio, the divestiture of certain product lines that were no longer strategic and the geographic expansion in continental Europe, Asia Pacific and Latin and Central America. As part of this repositioning, Mitel Networks terminated development efforts for its network access products.

      The current downturn in general economic conditions, exacerbated by the events of September 11, 2001, is resulting in a decreased demand for communications equipment. In response to these events, Mitel Networks initiated a series of restructuring actions during Fiscal 2002 to focus on new market opportunities and to realign its spending level with the lower sales volumes, including primarily workforce reductions in most regions executed through 278 voluntary and involuntary terminations as well as the outsourcing of certain support functions. A restructuring charge of $11.7 million was recorded in the fiscal year ended April 28, 2002 related to these actions.

      These restructuring actions allowed Mitel Networks to redirect resources to new market opportunities and to strengthen its position in its strategic markets. Mitel Networks is broadening its distribution channels within its core markets, North America and the United Kingdom, by increasing the number of value added resellers and establishing strategic partnerships with service providers, systems integrators and technology partners. To expand its geographic penetration outside of its core markets, Mitel Networks has opened a number of sales offices and invested significant resources to develop and deliver regionally compliant products. Over the last 18 months, Mitel Networks has opened sales offices in Italy, Germany, France, the Netherlands, the United Arab Emirates, South Africa, Mexico, Hong Kong, China, Australia and Korea.

Outsourcing of Manufacturing Operations:

      On August 31, 2001, Mitel Networks outsourced its worldwide manufacturing and repair operations, including the sale of related net assets and the transfer of employees, to BreconRidge for total net consideration of $7.8 million. The transaction resulted in a loss of $2.4 million recorded in operating expenses. This divestiture has allowed Mitel Networks to focus on product development and sales efforts and is expected to result in cost reduction opportunities. Mitel Networks and certain subsidiaries entered into a supply agreement dated August 31, 2001 under which BreconRidge manufactures the majority of Mitel Networks' products and provides certain services to Mitel Networks and its subsidiaries. The initial term of the agreement is three years and, unless otherwise terminated, will be automatically renewed on the same terms and conditions for an additional term of three years and thereafter for additional one-year periods. Subject to certain exceptions, the supply agreement is exclusive during the initial term with respect to current products and new product introductions. Under the terms of the supply agreement, BreconRidge is required to purchase Mitel Networks' raw material inventory, before turning to third party suppliers for raw material procurement. Mitel Networks is not obligated to purchase finished products from BreconRidge in any specific quantity, except pursuant to firm purchase orders. Mitel Networks may be obligated to purchase certain excess inventory levels from BreconRidge that could result from Mitel Networks' actual sales varying from forecast. Under the terms of the supply agreement, BreconRidge has committed to certain cost reductions through August 1, 2004 on purchases of traditional communications platform products.

      The supply agreement with BreconRidge represents a concentration that, if suddenly eliminated, could have an adverse effect on Mitel Networks' operations. While Mitel Networks believes that alternative sources of manufacturing would be available if this arrangement were to cease, disruption of its primary source of manufacturing could create a temporary, adverse effect on product shipments. There can be no assurance that the supply agreement with BreconRidge will achieve the business objectives and cost reductions currently anticipated.

      On August 31, 2001, in connection with the outsourcing of its manufacturing and repair operations, Mitel Networks entered into lease and sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to Mitel Networks and BreconRidge.

Research and Development Arrangements:


      Pursuant to the terms of the Research and Development Agreement and the Research and Development Cost Sharing Agreement, which were in effect until November 1, 2002, Mitel Knowledge owned substantially all of the intellectual property developed by Mitel Networks, excluding trademarks, and licensed it and the intellectual property acquired in connection with the acquisition transactions to Mitel Networks and its subsidiaries. These arrangements enabled Mitel Networks to secure a source of funding on attractive terms for a portion of its research and development, while permitting Mitel Networks and its subsidiaries to exploit the intellectual property throughout the world.

      Pursuant to the terms of these agreements, Mitel Knowledge provided research and development funding to Mitel Networks. During Fiscal 2002, Mitel Networks received $10 million in research and development funding, net of royalty expenses of $0.3 million, that was recorded as a liability to related parties on Mitel Networks' Consolidated Balance Sheet. During the ten week period ended April 27, 2001, Mitel Networks received $1.5 million in research and development funding, net of royalty expenses of $0.6 million, that was recorded as a liability to related parties on Mitel Networks' Consolidated Balance Sheet.

      The Research and Development Agreement provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title, interest in, and benefits from, the intellectual property, including improvements and new technology, to Mitel Networks. The purchase price for the intellectual property was to be paid through the issuance of common shares from Mitel Networks' treasury, with each such share having a value of $5.25. The number of shares was to be determined in accordance with a prescribed formula, which defined the value of the intellectual property to be equal to $3.8 million plus the difference between Mitel Knowledge expenses (defined as Mitel Knowledge expenses net of any amounts recovered under the Research and Development Cost-Sharing Agreement) and license fees paid by Mitel Networks to Mitel Knowledge.

      Effective November 1, 2002, Mitel Networks exercised the call right and acquired the intellectual property from Mitel Knowledge for a price of approximately $12.5 million, satisfied through the issuance of approximately 4,555,169 common shares from treasury with a fair value of $2.75 per share, which is based upon an independent valuation. The purchase price was determined in accordance with the formula described above. As a result, both the Research and Development Agreement and the Research and Development Cost-Sharing Agreement have been terminated. The Research and Development Cost-Sharing Agreement between Mitel Knowledge and Mitel Networks Overseas Limited has been replaced by a similar agreement between Mitel Networks and Mitel Networks Overseas Limited. The exercise of the call right resulted in the reclassification of the liability to issue common shares of $15.3 million recorded in the due to related parties balance at April 28, 2002 to common shares on the consolidated balance sheet. Had Mitel Networks exercised the option to acquire the intellectual property as at April 28, 2002, 2,917,796 common shares would have been issued to Mitel Knowledge pursuant to the terms of the Research and Development Agreement.


Basis of Presentation

      For periods up to February 16, 2001, the Predecessor Business' combined statements of operations have been carved out from the consolidated financial statements of Zarlink, using the historical results of operations of the Predecessor Business. The combined statement of revenues and direct expenses of the Predecessor Business excludes any allocation of Zarlink corporate expenses as well as finance, human resources, information technology and legal expenses supporting its headquarters operations in Ottawa, Ontario, Canada. The combined statement of revenues and direct expenses of the Predecessor Business also excludes interest expense and provision for income taxes. Following the sale of the Predecessor Business by Zarlink, Mitel Networks has been performing these functions using its own resources or purchased services. From and after February 16, 2001, Mitel Networks has been operating on a stand-alone basis.

Critical Accounting Policies

      The preparation of financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in Mitel Networks' financial statements and accompanying notes. The determination of estimates requires the exercise of judgment and actual results could differ from those estimates, and any such differences may be material to the financial statements. Mitel Networks' significant accounting policies are described in Note 3 of the Notes to the Consolidated Financial Statements included in this registration statement. The following critical accounting policies are significantly impacted by judgments, assumptions and estimates.

      REVENUE RECOGNITION - For products sold through indirect distribution channels, arrangements usually involve multiple elements, including post-contract technical support and training. Mitel Networks also sells products, including installation and related maintenance and support services, directly to customers. Due to the complexity of Mitel Networks' sales agreements, judgment is routinely applied principally in the areas of customer acceptance, product returns, unbundling of multiple element arrangements and collectibility. Mitel Networks relies on historical trends and past experience to estimate product returns and assess customer acceptance. Different judgments or different contract terms could adversely affect the amount of revenue recorded.

      COLLECTIBILITY OF ACCOUNTS RECEIVABLE - The allowance for doubtful accounts is based on Mitel Networks' assessment of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than Mitel Networks' historical experience, its estimates of the recoverability of amounts due could be adversely affected.

      INVENTORIES - In order to record inventory at the lower of cost or market, Mitel Networks must assess its inventory valuation which requires judgment as to future demand. Mitel Networks also reviews its historical inventory usage and applies judgment to adjust its inventory allowances. If there is a sudden and significant decrease in demand for Mitel Networks' products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, Mitel Networks may be required to increase its inventory allowances and its gross margin could be adversely affected.

      WARRANTY PROVISION - Mitel Networks accrues warranty costs based on the past experience of claims and expected material usage costs to provide warranty services. If Mitel Networks experiences an increase in warranty claims which are higher than Mitel Networks' past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected.

      LONG-LIVED ASSETS - Mitel Networks assesses the impairment of property, equipment and intangible assets on a periodic basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination of useful lives and whether or not these assets are impaired involves significant judgment. In response to changes in industry and market conditions, Mitel Networks may strategically realign its resources and consider restructuring, disposing of or exiting businesses, which could result in an impairment charge.

      PENSION COSTS - Mitel Networks' defined benefit pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by Mitel Networks to the actuaries including discount rates, expected return on plan assets and rate of compensation increases. In estimating the rates and returns, Mitel Networks considers current market conditions and anticipates how these will affect discount rates, expected returns and rates of compensation increases. Material changes in Mitel Networks' pension benefit costs may occur in the future as a result of changes to these assumptions or from fluctuations in Mitel Networks' related headcount.

A. Operating Results

      The following table sets forth the consolidated statement of operations data for Mitel Networks and the statement of revenue and direct expenses of the Predecessor Business for the fiscal periods indicated:

                                               Mitel Networks                       Predecessor Business(1)
                              -----------------------------------------------       -----------------------
                                  Year Ended               Ten Weeks Ended          Forty-Six Weeks Ended
                                April 28, 2002              April 27, 2001            February 16, 2001
                              ------------------          -------------------       -----------------------
                                          % of                        % of                       % of
(in millions)                  Amounts   Revenue           Amounts   Revenue          Amounts   Revenue
---------------------------------------------------------------------------------------------------------
Revenue                        $ 560.2    100.0%           $ 121.4     100.0%         $ 515.0     100.0%
Cost of sales                    331.0     59.1               64.4      53.0            291.0      56.5
---------------------------------------------------------------------------------------------------------
Gross margin                     229.2     40.9               57.0      47.0            224.0      43.5

Research and development          92.2     16.5               20.1      16.6             74.2      14.4
Selling, general and
  administrative                 228.5     40.8               47.0      38.7            202.2      39.3
Purchased in-process
  research and development          --       --               20.7      17.1               --        --
Special charges                   11.7      2.1                 --        --             14.8       2.9
Loss on disposal of business       2.4      0.4                 --        --               --        --
Amortization of acquired
  intangibles                     68.6     12.2               12.9      10.6              2.7       0.5
---------------------------------------------------------------------------------------------------------
Operating loss                 $(174.2)   (31.1)%          $ (43.7)    (36.0)%        $ (69.9)    (13.6)%

Interest expense                   4.7      0.8                0.2       0.2              N/A       N/A
Other expense, net                 0.6      0.1                0.5       0.4              N/A       N/A
Income tax expense                 0.2       --                0.9       0.7              N/A       N/A
---------------------------------------------------------------------------------------------------------
Net loss                       $(179.7)   (32.0)%          $ (45.3)    (37.3)%            N/A       N/A
=========================================================================================================

(1) Results of operations of the Predecessor Business for the forty-six week period ended February 16, 2001, exclude (i) any allocation of Zarlink corporate overhead expenses not directly attributable to the operations of the Predecessor Business, (ii) other income (expense), net, and (iii) provision for income taxes.

Net Loss:

      Net loss amounted to 32% of revenue for Fiscal 2002 compared to 37.3% of revenue for the ten-week period ended April 27, 2001, an improvement of 5.3 percentage points. This improvement was mainly attributed to the $20.7 million write-off of purchased in-process research and development recorded in the ten-week period ended April 27, 2001, which accounted for 17.1% of revenue, and an improvement in the Services segment's gross margin as a percentage of revenue, which increased by 1.4 percentage points to 39% of the Services segment's revenue in Fiscal 2002. These favorable variances were partially offset by (i) lower margins in the Solutions segment which decreased by 11 percentage points to 36% of the Solutions segment's revenue in Fiscal 2002, (ii) higher selling, general and administrative, or SG&A, expenses which increased by
2.1 percentage points to 40.8% of total revenue in Fiscal 2002 and (iii) higher interest expense which increased by 0.6 percentage points in Fiscal 2002.

Operating Loss:

      Operating loss amounted to 31.1% and 36% of revenue for Fiscal 2002 and for the ten-week period ended April 27, 2001, respectively, compared to 13.6% of revenue for the forty-six week period ended February 16, 2001. The deterioration in operating results between the forty-six week period ended February 16, 2001 and Fiscal 2002 was mainly driven by the increase in the Solutions segment's operating loss, the $65.9 million increase in the amortization of intangible assets resulting from the acquisition transaction on February 16, 2001, and a $2.4 million loss on disposal of the Network Access Solutions business recorded in Fiscal 2002. These unfavorable variances were partially offset by an improvement of the Services segment's operating income and lower special charges of $11.7 million recorded in Fiscal 2002 compared to $14.8 million recorded in the forty-six week period ended February 16, 2001. Other corporate unallocated expenses remained consistent at 9% of total revenue for Fiscal 2002 and the forty-six week period ended February 16, 2001.

      The Solutions segment's operating loss increased to 32.1% of the segment's revenue for Fiscal 2002 compared to 10.8% of the segment's revenue for the forty-six week period ended February 16, 2001. This increase was mainly driven by the significant investment in research and development expenses subsequent to the acquisition transactions that were required to launch Mitel Networks' new Internet Protocol-enabled solutions, a deterioration of the segment's gross margin, and an increase in SG&A expenses resulting from the investment towards geographic and channel expansion. We anticipate that lower spending, as a result of cost reduction initiatives taken in Fiscal 2002 and in the first quarter of Fiscal 2003, and increased revenue from market acceptance of the new Internet Protocol-enabled products will result in a better performance of the Solutions segment in Fiscal 2003 compared to Fiscal 2002.

      The Services segment's operating income increased by 8 percentage points to 17.4% of the segment's revenue for Fiscal 2002 compared to the forty-six week period ended February 16, 2001. This increase was mainly due to a 5.5 percentage point increase in gross margin and a 2.5 percentage point increase in SG&A, both as a percentage of the segment's revenue.

Revenue:

      The following table sets forth external segmented revenue, both in dollars and in percentage terms for the fiscal periods indicated:

                                                                                        Combined Mitel
                                                                                         Networks and
                                                                   Predecessor            Predecessor
                               Mitel Networks                       Business             Business (1)
                  ---------------------------------------       ----------------       -----------------
                        Year                Ten Weeks           Forty-six Weeks             Year
                       Ended                  Ended                  Ended                  Ended
                   April 28, 2002         April 27, 2001         Feb. 16, 2001          April 27, 2001
                  ----------------       ----------------       ----------------       -----------------
                            % of                   % of                    % of                   % of
(in millions)     Revenue   Sales        Revenue   Sales         Revenue   Sales        Revenue   Sales
--------------------------------------------------------------------------------------------------------
                      (Actual)              (Actual)                (Actual)               (Pro Forma)
Solutions         $ 248.7    44%         $  47.9    39%          $  244.7    48%        $ 271.3    48%
Services            311.5    56%            73.5    61%             270.3    52%          320.3    52%
--------------------------------------------------------------------------------------------------------
                  $ 560.2   100%         $ 121.4   100%          $  515.0   100%        $ 591.6   100%
========================================================================================================

(1) Pro forma annualized revenue for Fiscal 2001 represents the sum of (a) revenue of the Predecessor Business for the forty-six weeks ended February 16, 2001, extrapolated on forty-two weeks, and (b) Mitel Networks' revenue for the ten weeks ended April 27, 2001.

      For purposes of the comparative discussion on revenue, annualized revenue for Fiscal 2001 was extrapolated from revenue for the forty-six week period ended February 16, 2001 and revenue for the ten-week period ended April 27, 2001. Fiscal 2002 revenue decreased by 5% from Fiscal 2001 revenue, on an annualized basis, as a result of (i) reduced customer demand for communications products due to the continued economic slowdown in the technology sector which explained most of the revenue decrease, and (ii) the discontinuation of the Network Access Solutions business which accounted for 2% of the reduction. These reductions were partially offset by the introduction of Internet Protocol-enabled solutions, which resulted in a 2% increase in total revenue from Fiscal 2001, on an annualized basis. Despite the low demand for communications systems resulting from the current economic downturn, management believes the migration path to Internet Protocol-based products that Mitel Networks offers to its customers will contribute to a sustained level of revenue for the next fiscal year. However, there can be no assurance that the adoption rate by Mitel Networks' customers of new Internet Protocol-based products will reach expected levels and therefore generate expected revenues.

      The Solutions segment's sales decreased by 8% compared to Fiscal 2001 sales, on an annualized basis, mainly as a result of the discontinuation of the Network Access Solutions business which accounted for 5% of the total decrease (see also Special Charges). The balance of the decrease resulted from lower sales volumes due to a general decrease in customer demand.

      The Services segment's sales decreased by 3% from Fiscal 2001 sales, on an annualized basis, as a result of lower demand for equipment additions, moves and changes, as well as by the general economic downturn in the telecommunications industry. The Services segment was less affected by the general reduction in demand explained above as it has traditionally been more stable due to its recurring service revenue.

      Fiscal 2002 revenue from product sales amounted to 83% of total revenue compared to 78% in the forty-six week period ended February 16, 2001, primarily due to the introduction of Voice over Internet Protocol integrated communication platforms and associated Internet Protocol-based desktop appliances, a strong Voice over Internet Protocol migration program, improvements in Time Division Multiplexing-based products and systems and a strengthened dealer network. These gains were partially offset by a reduction in original equipment manufacturer equipment sales as a result of reduced post Year 2000 spending and the reduction in network access product sales described above.

      Fiscal 2002 revenue from service sales decreased to 17% of total revenue compared to 22% in the forty-six week period ended February 16, 2001, mainly as a result of reduced post Year 2000 spending as enterprises required a higher demand of maintenance and related support services to mitigate the risk of Year 2000 non-compliance in the years leading to 2000 and in the period immediately following January 1, 2000.

      The following table sets forth sales by geographic regions, both in dollars and in percentage terms, for the fiscal periods indicated:

                                                                                                  Combined Mitel
                                                                                                   Networks and
                                                                             Predecessor            Predecessor
                                         Mitel Networks                       Business             Business (1)
                            ---------------------------------------       ----------------       -----------------
                                  Year                Ten Weeks           Forty-six Weeks             Year
                                 Ended                  Ended                  Ended                  Ended
                             April 28, 2002         April 27, 2001         Feb. 16, 2001          April 27, 2001
                            ----------------       ----------------       ----------------       -----------------
                                      % of                   % of                    % of                   % of
(in millions)               Revenue   Sales        Revenue   Sales         Revenue   Sales        Revenue   Sales
------------------------------------------------------------------------------------------------------------------
                                (Actual)              (Actual)                (Actual)               (Pro Forma)
Canada                     $  35.8      6%        $   8.4      7%         $  33.5       7%       $  39.0      7%
United States                289.6     52%           59.7     49%           248.5      48%         286.6     48%
United Kingdom               196.5     35%           44.1     36%           186.2      36%         214.1     36%
Other foreign countries       38.3      7%            9.2      8%            46.8       9%          51.9      9%
------------------------------------------------------------------------------------------------------------------
                           $ 560.2    100%        $ 121.4    100%         $ 515.0     100%       $ 591.6    100%
==================================================================================================================

(1) Pro forma annualized revenue for Fiscal 2001 represents the sum of (a) revenue of the Predecessor Business for the forty-six weeks ended February 16, 2001, extrapolated on forty-two weeks, and (b) Mitel Networks' revenue for the ten weeks ended April 27, 2001.

      The significant downturn in economic conditions has impacted sales in all of the Company's geographic regions, except in the United States where revenues marginally increased in Fiscal 2002 compared to Fiscal 2001, on an annualized basis. Increased product sales due to strengthening of the Company's U.S. dealer network as well as increased revenue recorded by the Services segment as a result of a large contract for installation of new communications systems contributed to increased U.S. revenue. The decreases in the United Kingdom and other foreign countries markets were largely driven by the discontinuation of the Network Access Solutions business.

Backlog:

      Mitel Networks defines backlog as unconditional purchase orders or other contractual agreements for products or services for which customers have requested delivery within the next twelve months. As orders are frequently booked and shipped within the same fiscal month, order backlog is not necessarily indicative of a sales outlook for the month, quarter or year. Backlog was $43.6 million at April 28, 2002, representing a slight decrease compared to $44.5 million at April 27, 2001. Despite the economic slowdown, bookings remained fairly consistent throughout Fiscal 2002.

Gross Margin:

      Mitel Networks operated manufacturing plants for the first four months of Fiscal 2002 and, following the outsourcing of its manufacturing operations on August 31, 2001, entered into a supply agreement with BreconRidge for the remainder of Fiscal 2002. As a result of such supply agreement with BreconRidge, manufacturing costs of Mitel Networks' products were eliminated and replaced by purchase prices of finished products for the last eight months of Fiscal 2002. This change to an outsource manufacturing model did not have a material impact on the Fiscal 2002 gross margins as a percentage of revenue compared to Fiscal 2001. However, Mitel Networks expects margins for Fiscal 2003 and the first half of Fiscal 2004 will be positively affected by certain cost reductions on purchases of traditional communications platform products pursuant to the terms of the supply agreement with BreconRidge.

      Cost of sales of the Solutions segment consists of cost of goods purchased from BreconRidge and other suppliers, inventory provisions, engineering costs, warranty costs and other supply chain management costs. Cost of sales of the Services segment consists of cost of goods purchased from the Solutions segment and other suppliers, labor costs associated with installation and support services, inventory provisions and other supply chain management costs.

      Gross margins as a percentage of revenue declined from 43.5% of revenue in the forty-six week period ended February 16, 2001 to 40.9% of revenue in Fiscal 2002. This decline was mainly driven by the deterioration of the Solutions segment's margin, partially offset by an improvement of the Services segment's margin, both as a percentage of revenue.

      The Solutions segment's gross margins as a percentage of the segment's revenue decreased from 44.4% of revenue in the forty-six week period ended February 16, 2001 to 35.7% of revenue in Fiscal 2002. This decline is mainly attributed to increases in inventory obsolescence provisions associated with a slow down in the Network Access Solutions business and a shift from the traditional product portfolio to the Internet Protocol-enabled solutions resulting in increased inventory provisions for Time Division Multiplexing products. Also contributing to the overall decrease of the Solutions segment's margins as a percentage of revenue, but to a lesser degree, were the pricing pressures on certain traditional communications platform products and lower Fiscal 2002 margins resulting from Internet Protocol product sales generated from demonstration and field trial systems sold at lower prices and in lower line sizes to encourage channel adoption. Lower Internet Protocol sales also resulted in higher product costs as volume had not yet reached targeted production levels.

      The Services segment's gross margins as a percentage of the segment's revenue increased from 33.5% of revenue in the forty-six week period ended February 16, 2001 to 39.0% of revenue in Fiscal 2002. This increase is mainly attributed to a reduction in average labor costs resulting from the overall volume increase and a shift in revenue towards higher margin maintenance contract revenues.

Research and Development:


      Mitel Networks allocates all its research and development expenses to the Solutions segment. Research and development expenses increased from 14.4% of revenue during the fiscal period ended February 16, 2001 to 16.6% and 16.5% of revenue in the fiscal period ended April 27, 2001 and the fiscal year ended April 28, 2002, respectively. This increase resulted from the significant development efforts directed towards Mitel Networks' new Internet Protocol voice communications products prior to their launch in November 2001. It is expected that research and development expenses will decrease in absolute dollars as Mitel Networks' major Internet Protocol platforms were launched during Fiscal 2002. The expenses may vary, however, as a percentage of revenue as Mitel Networks has been taking actions to reduce its research and development expenses as a percentage of revenue.


Selling, General and Administrative (SG&A):

      SG&A expenses increased to 40.8% of revenue for Fiscal 2002 compared to 39.3% and 38.7% of revenue for the fiscal periods ended February 16, 2001 and April 27, 2001, respectively. SG&A expenses of the Predecessor Business for the fiscal period ended February 16, 2001 did not include allocations of corporate overhead expenses, including finance, human resources, information systems and legal that are necessary to support a stand alone company. In addition, the Ottawa headquarters facilities were owned by Zarlink prior to the acquisition transactions and are now leased by Mitel Networks from a company controlled by Dr. Terence H. Matthews on terms reflecting prevailing market conditions. The Fiscal 2002 basic rent expense related to the Ottawa headquarters facilities, which included a component for property financing charges, exceeded the Fiscal 2001 annualized depreciation expense by approximately $2.8 million. Also contributing to the increase in SG&A expenses is the significant investment made during Fiscal 2002 towards geographic expansion, more specifically in continental Europe, Asia Pacific and Central and Latin America regions, new strategic alliances and channel expansion. The Fiscal 2002 restructuring actions described in Special Charges contributed to reduce SG&A expenses in mature areas of the business as well as core markets to allow the reinvestment of the savings in new market opportunities. Although Mitel Networks cannot guarantee future results, it expects that the Fiscal 2002 restructuring actions, coupled with additional restructuring actions taken in the first quarter of Fiscal 2003, will result in a decrease in SG&A expenses both in absolute dollars and as a percentage of revenue from the Fiscal 2002 level.

      The Solutions segment's SG&A expenses increased to 37.1% of the segment's revenue for Fiscal 2002 compared to 30.5% of the segment's revenue for the forty-six week period ended February 16, 2001. This increase was largely due to geographic expansion, increased sales channel coverage into telecommunications carriers and systems integrators, increased product introduction costs associated with the emergence of Internet Protocol enabled solutions, and increased marketing costs associated with becoming a stand alone corporation.

      The Services segment's SG&A expenses decreased to 21.6% of the segment's revenue for Fiscal 2002 compared to 24.2% of the segment's revenue for the forty-six week period ended February 16th, 2001. This decrease was due to management's ability to leverage its SG&A investment to grow revenue without increasing costs.


Purchased In-Process Research and Development:

      On February 16, 2001, in connection with the acquisition transactions, Mitel Networks allocated the purchase price of the Predecessor Business to identifiable intangible assets based on their then fair market value, including $20.7 million to in-process technology. This allocation, supported by an independent valuation, corresponded to the development of the Internet Protocol technology that had not yet reached technological feasibility and had no alternative use at the time of the acquisition transactions. Accordingly, this amount was charged to expenses immediately upon consummation of the acquisition transactions. The fair market value of acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. A discount rate of 21% was used in the present value calculations which was derived from a weighted-average cost of capital analysis adjusted upward to reflect additional risks inherent in the development life cycle. The following table summarizes other key assumptions underlying the valuation of the significant in-process research and development projects acquired on February 16, 2001 and the allocated purchase price based on the projects estimated fair market values:

(in millions)                         Allocated Purchase      Estimated Cost to
                                     Price Based on Fair   Complete Technology at      Anticipated
                                        Market Values        Time of Acquisition     Completion Date   % Completion
---------------------------------------------------------------------------------------------------------------------

MN3300 system                              $ 8.1                   $14.0             November 2001           52%
Speak@Ease voice recognition
  software                                   4.9                     0.4             July 2001               69%
MN3100 small business system                 3.1                     9.8             August 2001             59%
DSL Network Access Solutions                 2.7                     1.6             September 2001          71%
Internet Protocol desktop products           1.6                     5.0             November 2001           37%
SX-2000 system enhancements                  0.3                     1.5             September 2001          15%
---------------------------------------------------------------------------------------------------------------------
                                           $20.7                   $32.3
---------------------------------------------------------------------------------------------------------------------

      Actual results have been consistent, in all material respects, with Mitel Networks' assumptions at the time of the acquisition transactions. The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections assuming the products have entered the market. The costs to be incurred for the projects in process are primarily labor costs for design, prototype development and testing. At the end of Fiscal 2002, all purchased in-process research and development projects were completed.

Amortization of Acquired Intangibles:

      Amortization of acquired intangibles recorded by the Predecessor Business in the fiscal period ended February 16, 2001 amounted to $2.7 million and related to the acquisition by

Zarlink of the Customer Premises Equipment Business Unit of Centigram Communications Corporation in May 1998 and the acquisition by Zarlink of the products, technology, research and development facilities and sales and marketing organization of Glasgow-based Telecom Sciences Limited, also completed in May 1998.

      As part of the acquisition transactions, Mitel Networks recorded acquired intangible assets of $141.7 million consisting of developed technology, workforce, customer base and patents. The value of the developed technology relates to Mitel Networks' right to exploit the intellectual property owned by Mitel Knowledge, pursuant to the terms of a license agreement (see Item 4.B under "Intellectual Property" for details). Resulting amortization expense amounted to $12.9 million and $68.6 million for the fiscal period ended April 27, 2001 and for the fiscal year ended April 28, 2002, respectively.

      In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets". SFAS 142 requires goodwill and intangible assets with indefinite useful lives to be tested for impairment and written down when impaired, rather than being amortized as previous standards required. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. On adoption of the new rules, Mitel Networks reclassified to goodwill the acquired workforce totaling $7.6 million at April 28, 2002 previously classified as purchased intangible assets, and to cease its amortization. Application of the non-amortization provisions of SFAS 142 to goodwill is expected to result in an increase in earnings before income taxes of $7.6 million in Fiscal 2003. As a result of the reassessment of the useful life of identifiable intangibles completed in the first quarter of Fiscal 2003, Mitel Networks will continue to amortize intangible assets with finite lives over a two-year period. SFAS 142 also requires the company to establish reporting units and apply a two-step approach to assessing goodwill impairment. Management expects the transitional goodwill impairment test will be completed by the end of the second quarter of Fiscal 2003.

      Mitel Networks and the Predecessor Business used a consistent straight-line amortization method over estimated useful life of two years on acquired intangible assets.

Special Charges:

      During Fiscal 2002, Mitel Networks recorded special restructuring charges of $11.7 million in operating expenses related to the implementation of a series of cost reduction actions taken to realign Mitel Networks' organization and reduce overhead, including the termination of research and development efforts related to the Network Access Solutions products. The restructuring charges included workforce reduction costs of $10.5 million related to 278 terminated employees across most geographic regions, of which $7.3 million and $1.8 million related to the Solutions segment and the Services segment, respectively, and $1.4 million related to support functions classified in the "Corporate and Other" category of Mitel Networks' segmented information. Legal costs of $0.6 million and a loss on disposal of capital assets of $0.6 million related to the restructuring actions taken in the Solutions segment were also included in the Fiscal 2002 restructuring charges. Mitel Networks expects that these restructuring measures will result in a total reduction of its operating costs of approximately $16 million in the upcoming fiscal year (Solutions segment - $11 million; Services segment - $3 million; Corporate and Other - $2 million). Mitel Networks completed these cost reduction actions in the first quarter of Fiscal 2003.

      During the fiscal period ended February 16, 2001, the Predecessor Business executed restructuring programs to reduce its sales, marketing, administrative and research and development workforce in preparation for the acquisition transactions. Actions were also taken to downsize and consolidate the operations of the advanced messaging business unit and to discontinue the GX5000 product line based on the decision to exit non-core operations. Accordingly, special charges of $14.8 million were recorded in the fiscal period ended February 16, 2001. These charges were composed of workforce reduction costs of $10.1 million related to severance and benefits associated with 238 terminated employees across all business functions, predominantly in North America and the United Kingdom. As a result of the downsizing and consolidation of the advanced messaging business unit and the exit of the GX5000 product line, the Predecessor Business recorded office closure and related moving costs of $2.0 million, a fixed asset write-down of $2.2 million related to impaired research and development and office equipment and professional fees of $0.5 million. These restructuring programs were completed in the first six months of Fiscal 2002.

Loss on Disposal of Manufacturing Assets:

      On August 31, 2001, Mitel Networks outsourced its manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $7.8 million in the form of long-term promissory notes receivable of $8.4 million and promissory notes payable of $0.6 million. The transaction resulted in a loss on disposal of $2.4 million that was recorded in operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration.

      The long-term promissory notes receivable are secured by a first charge on the manufacturing assets transferred, bear interest at LIBOR plus 1.5% and are due on August 31, 2003. The promissory notes payable are unsecured, bear interest at LIBOR plus 1.5%, are due on August 31, 2002 and were recorded in the due to related parties balance on Mitel Networks' Consolidated Balance Sheet.

Interest Expense:

      Interest expense for the year ended April 28, 2002 represented 0.8% of revenue compared to 0.2% of revenue for the fiscal period ended April 27, 2001. This increase was attributable to the financing costs incurred on Mitel Networks' credit facility with the Bank of Montreal, mortgage loans and capital lease obligations incurred by Mitel Networks during Fiscal 2002 (see Item 4.B Liquidity and Capital Resources).

Other Expense, Net:

      Other expense, on a net basis, in both the fiscal period ended April 27, 2001 and in Fiscal 2002 consisted primarily of foreign exchange rate gains and losses and interest income. Other expense, on a net basis, decreased to 0.1% in Fiscal 2002 compared to 0.4% in the fiscal period ended April 27, 2001 principally as a result of the foreign currency risk management strategy implemented in Fiscal 2002. Mitel Networks uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.

Provision for Income Taxes:

      Mitel Networks recorded provisions for income taxes of $0.2 million and $0.9 million for Fiscal 2002 and for the fiscal period ended April 27, 2001, respectively, resulting primarily from minimum tax liabilities in certain jurisdictions. Based on the statutory tax rates in Canada, Mitel Networks would have been expected to record income tax recoveries for these two fiscal periods. However, a significant portion of the tax losses was derived from foreign subsidiaries operating in jurisdictions with lower statutory tax rates than those that apply in Canada. Furthermore, the tax benefit of tax losses and deductible temporary differences incurred during these two fiscal years have not been recognized for accounting purposes to date due to the lack of historical profitability.

B. Liquidity and Capital Resources

      At April 28, 2002, cash and cash equivalents totaled $5.7 million, which represented a decrease of $2.7 million from April 27, 2001. Prior to the acquisition transactions, Zarlink managed cash and financing activities on a centralized basis with no allocation of cash flows or cash balances to the Predecessor Business. As a result, the financial statements filed as part of this registration statement exclude cash flow information for the forty-six week period ended February 16, 2001.

      Net cash used in operating activities totaled $96.8 million for the year ended April 28, 2002 and resulted primarily from Mitel Networks' significant research and development investment strategy during Fiscal 2002 leading to the launch of its new Voice over Internet Protocol product portfolio in November 2001. Significant investments were also made in Fiscal 2002 to increase the number of value added resellers and to establish strategic partnerships with service providers, systems integrators and technology partners and to support the opening of new sales offices in Italy, Germany, France, the Netherlands, the United Arab Emirates, South Africa, Mexico, Hong Kong, China, Australia and Korea. Cash used by the change in non-cash operating assets and liabilities was $14.1 million in Fiscal 2002, due principally to higher inventory and accounts receivable and lower accounts payable and accrued liabilities.

      Net cash used in operating activities amounted to $6.5 million for the ten-week period ended April 27, 2001 and was mainly attributable to cash used in operations before change in non-cash operating assets and liabilities of $5.2 million and net working capital requirements of $1.3 million as a result of increased accounts receivable, partially offset by increases in accounts payable, accrued liabilities and deferred revenue.

      Net cash used in investing activities totaled $19.2 million in Fiscal 2002 compared to $2.4 million for the ten-week period ended April 27, 2001. Capital expenditures, which generally related to computer equipment and equipment used on research and development, amounted to $18.3 million for Fiscal 2002 compared to $2.4 million in the ten-week period ended April 27, 2001. In Fiscal 2002, Mitel Networks used net cash of $0.8 million to acquire e-Smith, a supplier of open-source network server software.

      As part of the acquisition transactions, Mitel Networks purchased preferred shares of Mitel Knowledge for $37.4 million, which was payable to Mitel Knowledge pursuant to promissory notes aggregating that amount. These promissory notes were unsecured and payable on demand. Of these promissory notes, $20.2 million bore interest at 7.44% and the remaining balance was non-interest bearing. In January 2002, Mitel Networks redeemed the preferred shares in a non-cash transaction in exchange for the settlement of the promissory notes.

      Net cash provided by financing activities totaled $113.5 million in Fiscal 2002 compared to $15.4 million in the ten-week period ended April 27, 2001. Cash flows from financing activities in Fiscal 2002 were mainly due to (i) proceeds from Mitel Networks' credit facility of $51.4 million, (ii) net proceeds from the issuance of common shares of $37.6 million, and (iii) proceeds from mortgage loans of $28.1 million. During Fiscal 2002, from time to time Mitel Networks also borrowed funds from companies controlled by Dr. Terence H. Matthews to finance its operating activities. In Fiscal 2002, total proceeds from these related party loans amounted to $52.0 million (ten-week period ended April 27, 2001 - $15.4 million) while total repayments of principal and interest amounted to $56.4 million, resulting in a balance payable of $11.0 million at April 28, 2002, compared to $15.4 million at April 27, 2001. Of the total $11 million balance payable at April 28, 2002, $6 million was subordinated to the 364-day revolving credit facility. These related party loans bear interest based on prime rate plus 0.5% and are payable on demand.

      Mitel Networks has a 364-day revolving credit facility of up to a maximum of $60.0 million (or the equivalent amount in U.S. dollars) that expires in January 2003 and that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 0.5% or LIBOR or Banker's Acceptance rate plus 1.5% and is secured by a general assignment of substantially all Mitel Networks' accounts receivable. The credit facility contains certain restrictions and financial covenants, including (a) quarterly minimum levels of earnings before interest, income taxes, depreciation and amortization ("EBITDA") and (b) quarterly minimum equity infusions. As a result of additional subordinated debt infusions of $6 million by Dr. Terence H. Matthews, Mitel Networks was in compliance with the restrictions and financial covenants at April 28, 2002 and expects to remain in compliance for the term of the credit facility. Although Mitel Networks expects to renew this credit facility in January 2003, it is exposed to the risk that its ability to renew this credit facility on favorable terms may be adversely affected by a deterioration of its financial performance if the actual demand for its products does not reach expected levels.

      The Company's U.K. subsidiary, Mitel Networks Limited, has a $2.3 million ((pound)1.0 million) overdraft facility and indemnity facilities totaling $9.1 million ((pound)4.0 million) available for letters of credit and other guarantees. The overdraft facility bears interest at U.K. base rate plus 1.5%. The overdraft facility and the indemnity facilities are secured by a first charge of the U.K. subsidiary's real property located in the Mitel Business Park, Caldicot, Monmouthshire. At April 28, 2002, the overdraft facility was unused and $0.6 million was committed under letters of credit and other indemnities.

      In December 2001, Mitel Networks' U.K. subsidiary obtained mortgage loans totaling $26.5 million ((pound)12.5 million). The first mortgage loan amounts to $9.6 million ((pound)5.0 million), bears interest at 7.7%, is payable in monthly installments until October 2004 and is secured by certain equipment of the subsidiary. The second mortgage loan amounts to $16.9 million ((pound)7.5 million), bears interest at 7.4%, is payable in quarterly installments of $0.7 million ((pound)0.3 million) with the balance due in December 2006 and is secured by the real estate properties of the subsidiary. Pursuant to the terms of these mortgages, Mitel Networks' U.K. subsidiary must comply with certain financial covenants. Mitel Networks' subsidiary was in compliance with these financial covenants at April 28, 2002 and expects to remain compliant for the term of the loan agreements.

      During Fiscal 2002, Mitel Networks completed three equity offerings to certain employees and eligible investors. Mitel Networks issued 9,606,180 common shares for total consideration of $38.5 million of which $29.2 million was received in cash and $9.3 million was covered by employee interest-free loans repayable to Mitel Networks over a maximum two year period from the date of each offering. Outstanding employee loans receivable amounted to $3.7 million at April 28, 2002.

      In May 2001, Mitel Networks and its shareholders approved an Employee Stock Purchase Plan allowing U.S. employees to purchase common shares of Mitel Networks through a single lump sum payment and/or payroll deductions. Of the 6 million common shares authorized under the Employee Stock Purchase Plan, 3 million common shares were available for purchase at $4.00 (U.S. $2.58) per share during a first offering period that started on May 14, 2001 and ended April 30, 2002. As at April 30, 2002, employees had purchased 645,032 common shares under the Employee Stock Purchase Plan for total cash consideration of $2.6 million. No more shares are being offered under the Employee Stock Purchase Plan.


      Mitel Networks' primary future cash needs on a recurring basis will include the funding of operations, working capital, capital expenditures, debt service and other contractual obligations. Since April 28, 2002, Mitel Networks initiated and/or completed a series of actions to address its short-term and long-term cash requirements. In addition to the equity financing initiatives described below and in order to reduce its spending level, Mitel Networks terminated 118 North American employees in June 2002 and 158 employees worldwide in November 2002, across all functions, consolidated certain sales offices in the U.S. and in the U.K., and downsized the European research and development group and relocated it to Ottawa, Canada. In addition to the estimated $16 million annual savings expected from the Fiscal 2002 restructuring actions, Mitel Networks expects that the actions taken in June 2002 and November 2002 will result in estimated annual savings of $20 million. Severance and restructuring costs of $3.9 million were recorded as part of special charges in the first quarter of Fiscal 2003 related to the June actions and we anticipate to record additional on-time charge of approximately $10 million in the third quarter of Fiscal 2003 related to the November actions. Effective December 2001, Mitel Networks temporarily reduced its contributions to the Canadian pension plan to the minimum contribution level required by the Financial Services Commission of Ontario until its financial situation is improved. Mitel Networks also implemented a temporary hour reduction program effective July 2002 to the end of September 2002 and, subsequently, implemented a temporary unpaid days off program which will remain in effect until the end of January 2003 at which point the temporary ten percent hour reduction program, first instituted last summer, will resume for an indefinite period until Mitel Networks' financial situation has improved. These actions are expected to result in additional annual savings of $18 million in salary and related benefits costs.


      On August 16, 2002, Mitel Networks closed a private offering of debentures convertible into its common shares that resulted in total cash proceeds of $10,089,003. The term of the convertible debentures ends on April 25, 2003, but may be extended at the option of the board of directors for a further period ending no later than July 31, 2003. The debentures provide for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into shares of Mitel Networks. The principal amount of the debentures, together with accrued interest outstanding under the debentures is subject to mandatory conversion, and will automatically convert into shares of Mitel Networks (i) if an equity financing occurs during the term pursuant to which equity securities which are, or which are convertible into, common shares of Mitel Networks are issued, at an equivalent price per share, or (ii) if no such financing occurs during the term, at the end of the term, into fully-paid and non-assessable common shares of Mitel Networks, at a price per common share equal to the lesser of $3.00 per share and the price per share determined through external valuation by Mitel Networks' board of directors.


      Mitel Networks, in conjunction with March Networks and Mitel Knowledge, has signed an agreement for funding from the Canadian Government for up to $60 million of March Networks' and Mitel Networks' research and development activities over a three year period. The funding is provided pursuant to an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. Mitel Networks expects to benefit from approximately 90% of any funds received under the program. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, Mitel Networks has committed to issue warrants to Her Majesty the Queen in Right of Canada for the zero dollar purchase of common shares, with the warrants to be issued as of September 30 in each of 2002, 2003 and 2004, and valued in accordance with fair market value. As of November 25, 2002, Mitel Networks has received a total of $17 million and has issued warrants for the acquisition of a total of 6,182,588 common shares, calculated at a per share fair value of $2.75, which was determined by an independent valuation.

      Management believes that Mitel Networks' cash flow will improve in Fiscal 2003 as a result of the initiatives completed since the beginning of the current fiscal year. Mitel Networks continues to closely monitor its cash position and cash requirements and is actively seeking additional sources of financing.

      In June, 2002, Mitel Networks retained the services of an investment banker in connection with a proposed offering of Series A convertible preferred shares to accredited investors. The Series A convertible preferred shares will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Mitel Networks anticipates that it will offer up to $100 million in an offering which is expected to close prior to the end of the fourth quarter of Fiscal 2003. As of the time of filing of this registration statement, neither the terms and conditions of the offering, nor the rights attaching to any securities to be offered pursuant thereto, had been determined. There can be no assurance that Mitel Networks will be able to complete this offering on satisfactory terms, or at all.

      Mitel Networks has approximately $8.9 million available under its 364-day revolving line of credit of $60 million and approximately $10.8 million available under its UK overdraft and indemnity facilities.

      Based on the cost reduction measures described above, business conditions, the anticipated net proceeds of equity financing initiatives currently being pursued, cash flows from operations and other existing cash resources, Mitel Networks believes that it will have sufficient cash to support its business operations for the next 12 months. However, there can be no assurance that Mitel Networks' underlying assumed levels of revenues and expenses will be accurate as Mitel Networks is exposed to the risk that actual demand for its products may not reach expected levels. If Mitel Networks' operating results were to fail to meet expected levels or if inventory, accounts receivable or other working capital items were to require a greater use of cash than is currently anticipated, the additional funding that Mitel Networks is currently seeking may not be sufficient and it could be required to seek additional funding through additional private financing or other arrangements. There can be no assurance that the current equity financing initiatives will be successful or that any additional financing will be available when required or on favorable terms, which could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Contractual Obligations and Commercial Commitments

      The following table sets forth Mitel Networks' contractual obligations as at April 28, 2002.

                                              Payments Due by Period
                                    --------------------------------------------
Contractual Obligations                      Less than   1-3      4-5    After 5
(in millions)                        Total     1 Year   Years    Years    Years
--------------------------------------------------------------------------------

Credit Facility                     $ 51.1    $ 51.1   $   --   $   --   $   --
Loans from companies controlled
  by Dr. Terence H. Matthews          11.0      11.0       --       --       --
Promissory notes payable to
  BreconRidge                          0.6       0.6       --       --       --
Long-term debt                        26.5       4.9      5.3      3.5     12.8
Capital lease obligations              2.9       0.9      1.0      1.0       --
Unconditional purchase
  obligations                          0.7       0.7       --       --       --
-------------------------------------------------------------------------------
                                      92.8      69.2      6.3      4.5     12.8
Operating leases                     127.4      22.7     18.9     14.2     71.6
-------------------------------------------------------------------------------

Total contractual cash
  obligations                       $220.2    $ 91.9   $ 25.2   $ 18.7   $ 84.4
-------------------------------------------------------------------------------

      Included in the contractual obligations above is $51.1 million in cash borrowed under the 364-day revolving line of credit of $60 million. In addition, $0.6 million of the credit facility was committed under letters of credit at April 28, 2002. Other commercial commitments consisted of a $2.3 million ((pound)1 million) overdraft facility, and indemnity facilities totaling $9.1 million ((pound)4 million) available for letters of credit and other guarantees, of which $0.6 million was committed at April 28, 2002.

      Capital expenditures are expected to reach approximately $13 million in Fiscal 2003 and are expected to be funded by cash flows from operations which are dependent upon the ability of Mitel Networks to continue to attract orders and develop products that have a competitive advantage. Failure to generate the expected level of cash flow from operations could result in the delay or abandonment of some capital expenditures.

      On August 31, 2002, the expiry date of the term of the promissory notes payable to BreconRidge, an agreement was reached to effect a non-cash settlement applying the $0.6 million balance of the two promissory notes payable against the balance of the long-term promissory notes receivable from BreconRidge, resulting in net promissory notes receivable of $7.8 million due on August 31, 2003.

      Mitel Networks' U.K. subsidiary maintains a defined benefit pension plan. At April 28, 2002, the pension benefit obligation of $97.3 million exceeded the fair value of the plan assets of $81.2 million, resulting in an unfunded status of $16.1 million, of which $10.3 million was recorded on Mitel Networks' Consolidated Balance Sheet in accordance with US GAAP. Mitel Networks' future contributions to the pension plan, as determined by an independent actuarial valuation, will be in compliance with U.K. pension regulations with respect to contributions to, and funding level of the pension plan.

      Under the terms of certain agreements described under Item 10 of this registration statement, Zarlink and Power Technology Investment Corporation have the right to require Mitel Networks to redeem their common shares if Mitel Networks fails to complete an initial public offering on or prior to August 31, 2006. Power Technology Investment Corporation also has additional rights to require Mitel Networks to redeem its common shares upon the occurrence of certain other triggering events. Mitel Networks is exposed to the risk that if such triggering events occur, it could be required to redeem (a) up to 10 million common shares held by Zarlink for cash consideration of up to $28.5 million, and/or (b) up to 4 million common shares held by Power Technology Investment Corporation for cash consideration of up to $16 million plus interest accrued at an annual rate of 7% commencing on August 31, 2001 and compounded semi-annually. There is no assurance that Mitel Networks' cash flows would be sufficient to satisfy such obligation.

Recent Accounting Pronouncements

      In April 2001, the Emerging Issues Task Force of the Financial Accounting Standard Board issued Issue 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". EITF 00-25 addresses the accounting and income statement classification of costs that a vendor incurs to or on behalf of a reseller in connection with the reseller's purchase or promotion of the vendor's products. The standard is effective for fiscal periods beginning after December 15, 2001 and was adopted by Mitel Networks as of April 29, 2002. It is not expected that the adoption of this standard will have a material impact on Mitel Networks' financial position, results of operations or cash flows.

      In June 2001, the FASB issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Mitel Networks has adopted SFAS 141 effective April 29, 2002. SFAS 142 requires goodwill and intangible assets with indefinite useful lives to be tested for impairment and written down when impaired, rather than being amortized as previous standards required. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. On adoption of the new rules, Mitel Networks reclassified to goodwill the acquired workforce totaling $7.6 million at April 28, 2002 previously classified as purchased intangible assets, and to cease its amortization. Application of the non-amortization provisions of SFAS 142 to goodwill is expected to result in an increase in earnings before income taxes of $7.6 million in Fiscal 2003. As a result of the reassessment of the useful life of identifiable intangibles completed in the first quarter of Fiscal 2003, Mitel Networks will continue to amortize intangible assets with finite lives over a two-year period. SFAS 142 also requires the company to establish reporting units and apply a two-step approach to assessing goodwill impairment. The transitional goodwill impairment test will be completed by the end of the second quarter of Fiscal 2003.

      In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". The standard applies to obligations associated with the retirement of tangible long-lived assets. The standard is effective for fiscal periods beginning after June 15, 2002 and has been adopted by Mitel Networks as of April 29, 2003. It is not expected that the adoption of this standard will have a material impact on Mitel Networks' financial position, results of operations or cash flows.

      In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30 for the disposal of a business segment. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Statement also broadens the presentation of discontinued operations to include disposals of a component of an entity and provides additional implementation guidance with respect to the classification of assets as held-for-sale and the calculation of an impairment loss. The standard is effective for fiscal periods beginning after December 15, 2001 and was adopted by Mitel Networks as of April 29, 2002. It is not expected that the adoption of this standard will have a material impact on Mitel Networks' financial position, results of operations or cash flows.

      In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit of Disposal Activities". The standard will require Mitel Networks to recognize costs associated with exit or disposal activities when they are incurred rather than when the company commits to an exit or disposal plan. Examples of costs covered by this guidance include lease termination costs, and employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this standard are effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities initiated after January 1, 2003. This standard does not currently impact Mitel Networks.

C. Research and Development, Patents and Licenses, etc.

      See Item 5.A. Operating Results.

D. Trend Information

      The global marketplace for telephony customer premise equipment consists of the systems, software, telephone sets and other peripherals and applications used by organizations to interface with the public telephone system. Mitel Networks and the Predecessor Business have competed in this market for over 29 years, during which time the predominant technology has been Private Branch Exchange systems based on Time Division Multiplexing technology. Using this technology, communications are delivered across both the public and private telephone networks through actual switched circuits that maintain a hard-wired connection across the entire communication path. For smaller businesses (up to 50 lines), the market has been serviced by key telephone systems, which traditionally have a less sophisticated feature set and fewer integrated applications and devices.

      The growth in the use of the Internet and related developments have spurred an enormous worldwide surge in the volume of traffic transmitted both on private and public networks. Data traffic in the public network has risen dramatically such that it now consumes more bandwidth than voice. As a consequence, public data networks based on Internet Protocol have grown to address this demand with the support of broadband data capacity, lower infrastructure costs and recent developments that enable carriers to offer service level agreements. In addition, many devices are being built and enabled to work directly as Internet Protocol-based network appliances including the conversion of legacy data protocols to Internet Protocol. This has paved the way for the convergence of voice, data, video in an Internet Protocol infrastructure that meets the needs and quality expectations of the business user.

      A typical business today operates data resources with a local area network and a wide area network that utilize a series of switches, routers, data security and other equipment to transfer data messages within the enterprise network or outside the location to other premises, other businesses or the Internet. The challenge for this network infrastructure, which has the bandwidth capacity to accommodate voice and video as well as other data, is in maintaining quality of service for real-time communications with high reliability.

      The telecom sector is currently in the midst of an enormous market disruption. The market for customer premises equipment is currently at a crossroads with Internet Protocol communications emerging and traditional Time Division Multiplexing communications on a slow and steady decline. This is compounded by an economic downturn brought on by significant capital spending by businesses upgrading communications systems prior to the year 2000. Due to these converging elements, the industry is seeing capital expenditures declining and organizations are trying to leverage existing investments to their fullest extent. Many of the large customer premise equipment vendors have diversified and are now particularly vulnerable due to a lack of focus on their core businesses.

      The current downturn in general economic conditions, exacerbated by the events of September 11, 2001, is resulting in a decreased demand for communications equipment. In response to these events, Mitel Networks initiated a series of restructuring actions during Fiscal 2002 to focus on new market opportunities and to realign its spending level with the lower sales volumes. These actions, which primarily consist of workforce reductions in most regions, executed through 278 voluntary and involuntary terminations as well as the outsourcing of certain support functions, are expected to result in a savings of $16 million in Fiscal 2003. Any savings realized by Mitel Networks will be reinvested in core business activities.

      In addition to the restructuring actions, Mitel Networks outsourced its worldwide manufacturing and repair operations on August 31, 2001, including the sale of related net assets and the transfer of employees, to BreconRidge for total net consideration of $7.8 million. The transaction resulted in a loss of $2.4 million recorded in operating expenses. This divestiture will allow Mitel Networks to focus on core product research and development activities and is expected to result in increased gross margins through to Fiscal 2004 based on cost reduction commitments made by BreconRidge.

Enterprise Communication Systems Market

      Within the enterprise communication systems market there have been significant fluctuations over the past five years. The market reached a peak in 1999 as the Year 2000 issue forced customers to invest in and update their equipment. In 2000, Private Branch Exchange systems that incorporate Internet Protocol functionality began shipping in volume to early adopting customers and began to displace traditional systems. Management believes the steady decline in volumes of voice systems has shown signs of flattening out in 2002, and management expects a recovery in 2003 as customers migrate to Internet Protocol-based technology.

      The adoption of Internet Protocol technology is being driven primarily by cost savings and remote networking capabilities. The cost savings for the customers include reduced network administration costs, move/add/change costs, interoffice calling costs, and wiring expenses. In 2001, Internet Protocol-based systems made up approximately 10% of all sales. Management believes that shipments of Internet Protocol-based -Private Branch Exchange products will surpass traditional Private Branch Exchange and key telephone systems equipment by 2006. As a result of management's belief in Internet Protocol-based products, Mitel Networks, through strategic repositioning activities such as restructuring and the outsourcing of manufacturing, is continuing to make investments in new product research and development.

Industry Disruption

      The rapid growth and subsequent unprecedented downturn in the global communications market has led to considerable disruption among equipment suppliers. In particular, suppliers focused on core network infrastructure and other infrastructure for service providers have experienced dramatic reductions in demand relative to suppliers serving primarily enterprise customers. Several major diversified communications equipment suppliers have either decided to exit the voice systems business or reduced their level of investment in new voice technology platforms. Management believes that this has led to opportunities for the remaining vendors to gain market share. In addition, start-up companies are having difficulty developing distribution channels for their new products, a significant barrier to entry in this market.

      In the current environment, many customers are either delaying decisions to purchase or seeking incremental rather than replacement products. The rapid growth in business communications over the past few years, spurred on by Year 2000 spending, led to substantial investments in traditional voice systems and networks. Most of these voice systems do not address the needs of businesses that wish to transmit voice communications over both the traditional circuit-switched telephone network and packet-switched data networks. For example, traditional voice systems and networks do not permit a business to route external calls over its existing voice network and route internal calls between offices over Internet Protocol data networks using the same communications system. However, in the current economic climate, many business enterprises are unwilling or unable to make substantial additional investments in order to obtain such functionality. Accordingly, Mitel Networks is seeking to offer customers a migration path to Internet Protocol-based communications leveraging their existing infrastructure and minimizing their incremental investment.

      It is management's view that the desire for increased remote networking capability and potential cost savings, among other things, will foster mainstream adoption of Internet Protocol technology. Cost savings include reduced network administration costs, systems moves, additions and changes costs, interoffice calling costs and wiring expenses. Management believes that Internet Protocol telephone technology has matured considerably in recent years, particularly in the enterprise market, and is seen as a key enabler of cost reduction and true network convergence. However, there are still several forces that may act to delay the adoption of Internet Protocol telephony. These include:

o Traditional Time Division Multiplexing systems not fully depreciated due to the Year 2000 overspend, and still providing required functionality for many customers causing the market to be flat into calendar 2004.

o For some customers with limited ability on their data networks, cost and complexity of re-engineering the data networks to support voice at required quality and redundancy levels (upgrade will need to be driven by more than just voice).

o Economic benefits and end user value propositions are more evident for large enterprises.

o Lack of full feature set capability and inter-working on some Internet Protocol-based products.

o Standards adoption / collaboration in areas such as in-line powering and automatic discovery protocols.

      In order to maintain sustained revenues and market-share growth, Mitel Networks believes that it is imperative that vendors of customer premise equipment deliver communications solutions that provide high levels of investment protection and an elegant migration path forward. This will be coupled with the demand for intuitive applications and services that provide new value to the user and fully leverage the power of converged voice, video, and data networks.

      Distribution models among vendors of customer premise equipment have also undergone large-scale changes. Vendors appear to be moving away from the direct sales force and embracing the indirect sales model through relationships with resellers, systems integrators and service providers. While this is the emerging trend among vendors, Mitel Networks already has a strong indirect sales model. Restructuring actions and a renewed focus on core business have allowed Mitel Networks to redirect resources to broadening its distribution channels within its core markets, North America and the United Kingdom, by increasing the number of value added resellers and establishing strategic partnerships with service providers, systems integrators and technology partners. To expand its geographic penetration outside of its core markets, Mitel Networks has opened a number of sales offices and invested significant resources to develop and deliver regionally compliant products. Over the last 18 months, Mitel Networks has opened sales offices in Italy, Germany, France, the Netherlands, the United Arab Emirates, South Africa, Mexico, Hong Kong, China, Australia and Korea. Management believes that Mitel Networks' financial condition will be strengthened as a result of these strategic investments in channel augmentation and geographic expansion.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and senior managers of Mitel Networks are as follows:

                                                                 Position
Name                      Position                               Held Since
----                      --------                               ----------
Dr. Terence H. Matthews   Chairman                               February 2001

Donald W. Smith           Director                               April 2001
                          Chief Executive Officer

Paul A.N. Butcher         Director, President and Chief          February 2001
                          Operating Officer

Peter D. Charbonneau      Director                               February 2001

Kirk Mandy                Director                               July 2002

Sir David Rowe-Beddoe     Director                               July 2002

Jenifer Chilcott          Vice-President, General Counsel and    December 2001
                          Corporate Secretary

Stephane Godin            Vice-President Finance and Chief       February 2001
                          Financial Officer                      (Vice-President
                                                                 Finance)
                                                                 October 2001
                                                                 (Chief
                                                                 Financial
                                                                 Officer)

James Davies              Vice-President, SME Solutions          June 2002

Raymond Brown             Vice-President, Enterprise Solutions   June 2002

Carl Carruthers           Vice-President, Operations             May 2002



Simon Gwatkin             Vice-President, Strategic Marketing    February 2001

Graham Bevington          Vice-President and Managing Director,  January 2000
                          Europe, Middle-East, Asia and Africa
                          Region

George Cuesta             Vice-President, Enterprise Sales       February 2002
                          Channels

Stephen Grassie           Vice-President, North American         June 2002
                          Distributions

Sharron McIntyre          Treasurer                              March 2001

Directors may either be elected annually by the shareholders or, subject to the articles of incorporation of Mitel Networks and applicable law, by the board of directors between annual meetings. Each director holds office until the close of the next annual meeting of Mitel Networks' shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. (Please see also Item 6.C "Board Practices", and Item 10.B "Memorandum and Articles of Incorporation.")

The following summarizes certain biographical data concerning the directors and senior management of Mitel Networks:

Dr. Terence H. Matthews, Chairman

Dr. Terence H. Matthews has been Chairman of Mitel Networks since February 2001. Dr. Matthews has also been Chairman and CEO of March Networks Corporation since June 2000, and was the Chairman and CEO of Newbridge Networks Corporation from June 1986 until May 2000.

Donald W. Smith, Director and Chief Executive Officer

Donald W. Smith has been Chief Executive Officer of Mitel Networks since April 2001. From January 2000 until March 2001, Mr. Smith was President, Optical Internet, Nortel Networks Corporation ("Nortel") and from December 1998 until January 2000, he was the Vice-President and General Manager of Optera Solutions at Nortel, and from 1996 until December 1998, Mr. Smith was President and Chief Executive Officer of Cambrian Systems Corporation.

Paul A.N. Butcher, Director, President and Chief Operating Officer

Paul A.N. Butcher has been President and Chief Operating Officer of Mitel Networks since February 2001. From 1999 until February 2001, Mr. Butcher was Senior Vice President and General Manager of the Predecessor Business, and from 1997 until 1999, Mr. Butcher was Managing Director of the Predecessor Business, for the Europe, Middle East and Africa region.

Peter D. Charbonneau, Director

Peter D. Charbonneau has been a General Partner of Skypoint Capital Corporation since January 2001. From June 2000 until December 2000, Mr. Charbonneau was Executive Vice-President of March Networks Corporation. From January 1987 until May 2000, Mr. Charbonneau held various positions, including CFO, COO, President and Vice-Chairman of Newbridge Networks Corporation.

Kirk Mandy, Director

Kirk Mandy has been an independent Management Consultant and Vice Chairman of Zarlink since May 2001. Mr. Mandy also holds Chairman positions with several privately held companies. Prior to May 2001, Mr. Mandy held various senior management positions at Zarlink, the last of which was President and Chief Executive Officer from 1998 to 2001.

Sir David Rowe-Beddoe, Director

Sir David Rowe-Beddoe has been Chairman of the Wales Millennium Centre since 2001. Sir David Rowe-Beddoe was also Chairman of the Welsh Development Agency from 1993 to 2001, Chairman of the Development Board for Rural Wales from 1994 to 1998, President of Morgan Stanley - GFTA Ltd. from 1983 to 1991 and President of GFTA Trendanalysen BGA Herrdum & Co. from 1981 to 1987.

Jenifer Chilcott, Vice-President, General Counsel and Corporate Secretary

Jenifer Chilcott has been Vice-President, General Counsel and Corporate Secretary of Mitel Networks since December 2001 and was General Counsel of March Networks Corporation from September 2001 to December 2001. From July 2000 to July 2001, Ms. Chilcott was General Counsel, South East Asia, at Alcatel S.A. From 1994 to July 2000, Ms. Chilcott held various positions, including Chief Legal Counsel, Asia Pacific, within Newbridge Networks Corporation.

Stephane Godin, Vice-President Finance and Chief Financial Officer

Stephane Godin has been Vice-President Finance and Chief Financial Officer of Mitel Networks since February 2001 and October 2001, respectively. From February 2000 until February 2001, Mr. Godin was Vice-President Finance of the Predecessor Business. From April 1993 to February 2000, Mr. Godin held various positions within Lafarge S.A., including International Treasurer and Vice-President Finance.

James Davies, Vice-President, SME Solutions

James Davies has been Vice-President, SME Solutions of Mitel Networks since June 2002. From September 2001 until June 2002, Mr. Davies was Vice-President, Solutions Management of Mitel Networks. From February 16, 2001, Mr. Davies was Mitel Networks' Head of Research and Development. Prior to that, Mr. Davies held the same position with the Predecessor Business since 1998. From 1988 until 1998, Mr. Davies held various positions with Nortel Networks Corporation.

Raymond Brown, Vice-President, Enterprise Solutions

Raymond Brown has been Vice-President, Enterprises Solutions of Mitel Networks since June 2001. From February 16, 2001, Mr. Brown was Mitel Networks' Head of the Mainstream Business Unit and Vice-President, North American direct sales. Prior to that, Mr. Brown held the same two positions with the Predecessor Business since 1999 and 1998, respectively. From 1988 until 1990, Mr. Brown was Director, Sales and Marketing for the Public Switching Business Unit of the Predecessor Business and Vice-President, Public Switching Business Unit from 1990 until the business unit was discontinued in 2000.

Carl Carruthers, Vice-President, Operations

Carl Carruthers has been Vice-President, Operations since May 2002 and was employed by the Predecessor Business from 1976 until February 2001. From February 16, 2001 until May 2002, Mr. Carruthers was Vice-President, North American Direct Sales of Mitel Networks. Prior to that, Mr. Carruthers held the same position for the Predecessor Business since 2000. From 1990 until 1991 Mr. Carruthers was Vice-President, North American Manufacturing Operations and in 1991 until 2000 the scope of his responsibility was broadened to include worldwide operations of the Predecessor Business.



Simon Gwatkin, Vice-President, Strategic Marketing

Simon Gwatkin has been Vice-President, Strategic Marketing of Mitel Networks since February, 2001. From July 2000 until February, 2001, Mr. Gwatkin was Head of the IP Business Unit of the Predecessor Business. From 1993 until July 2000, Mr. Gwatkin held various senior management positions with the Predecessor Business, including Head of the Asia Pacific operations. From 1990 until 1993, Mr. Gwatkin was Managing Director and co-founder of Chough Software Limited.

Graham Bevington, Vice-President and Managing Director, Europe, Middle East, Asia and Africa Region

Graham Bevington has been Mitel Networks' Vice-President and Managing Director of the Europe, Middle East, Asia and Africa region since February 2001. Prior to that, Mr. Bevington held the same position for the Predecessor Business since January 2000. From 1997 until 2000, Mr. Bevington was Managing Director at DeTeWe Limited. From 1986 until 1997, Mr. Bevington was Sales Director at Shipton DeTeWe Limited.

George Cuesta, Vice-President, Enterprise Sales Channels

George Cuesta has been Vice-President, Enterprise Sales Channels of Mitel Networks since June 2002. From February 2002 to June 2002, Mr. Cuesta was Vice-President of the U.S. Service Provider Business Unit of Mitel Networks. From 1989 until February 2002, Mr. Cuesta held various senior sales roles at Egenera Networks Inc., Cisco Systems Inc., Nortel Networks Corporation and Newbridge Networks Corporation.

Stephen Grassie, Vice-President, North American Distribution

Stephen Grassie has been Vice-President, North American Distribution of Mitel Networks since June 2002. From February 2001 until June 2002, Mr. Grassie was leading Mitel Networks' Canadian Sales Team. Prior to that, Mr. Grassie held the same position for the Predecessor Business since 1999. From 1980 until 1999, Mr. Grassie held various positions with the Predecessor Business, including positions with North American customer service, marketing and operations organizations. From 1978 until 1980, Mr. Grassie held various positions in the distribution organization of Nortel Networks Corporation.

Sharron McIntyre, Treasurer

Sharron McIntyre has been Treasurer of Mitel Networks since March 2001. From January 1997 until March 2001, Ms. McIntyre was Director Corporate Banking, Scotia Capital. From September 1991 to July 1996, Ms. McIntyre held various positions at Queen's University in Kingston, Ontario. From May 1980 to June 1991, Ms. McIntyre held various positions in the Canadian banking sector.

      There are no family relationships between any directors or executive officers. There are no arrangements or understandings pursuant to which any director or member of senior management was selected as a director or member of senior management.

B. Compensation


      Senior management of Mitel Networks includes: Donald Smith, Paul Butcher, Stephane Godin, Sharron McIntyre, Jenifer Chilcott, James Davies, Raymond Brown, Graham Bevington, Carl Carruthers, Simon Gwatkin, George Cuesta and Stephen Grassie. As Chairman, Dr. Terence H. Matthews has also been actively involved in establishing the strategic direction of Mitel Networks. The aggregate annualized salary paid during the fiscal year ended April 28, 2002 to senior management of Mitel Networks (including Ms. Chilcott and Mr. Cuesta, who joined Mitel Networks on December 1, 2001 and February 2002, respectively, Mr. Geoffrey Smith who was employed by Mitel Networks during Fiscal 2002, and Mr. Carl Drodge who was employed by Mitel Networks from February 2002 to November 2002) was $3,608,980.


      Pursuant to Mitel Networks' employee stock option plan (see Item 6.E), a total of 1,015,000 options to acquire common shares at an exercise price of $4.00 per share were granted to senior officers of Mitel Networks during the fiscal year ended April 28, 2002. These stock options vest over four years and expire on the fifth anniversary of the date of grant.

      Directors who are not also officers of Mitel Networks do not receive cash compensation, however they are reimbursed for any out-of-pocket expenses incurred in connection with attending directors meetings. In addition, as previously approved by the shareholders of Mitel Networks, directors of Mitel Networks are eligible to participate in Mitel Networks' stock option plan. No options to acquire common shares were granted to non-employee directors during Fiscal 2002.

      Under certain circumstances, section 124 of the Canada Business Corporations Act permits or requires a corporation to indemnify its directors and officers from claims, costs, charges and expenses incurred in connection with civil, criminal or administrative actions to which he or she has been made a party by reason of being, or having been, a director or officer of such corporation. Mitel Networks, pursuant to section 124(4) of the Canada Business Corporations Act, is insured under a policy of insurance maintained by a company controlled by Dr. Terence H. Matthews for the benefit of the directors and officers of the group of companies named in the policy in the sum of $25,000,000. The current annual premium is paid to December 1, 2002 and the portion of the cost thereof reimbursed by Mitel Networks to the related company was $45,000. The policy of insurance contains a deductible of $50,000 in Canada and $100,000 outside Canada applicable to each loss for which reimbursement is sought by Mitel Networks and contains a number of exclusions and limitations to the coverage provided, as a result of which Mitel Networks may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy.

Employment Contracts

      There are no written employment contracts with any of Mitel Networks' employees other than Donald Smith and Paul Butcher (see Item 10.C for a summary of these employment contracts).

Indebtedness of Directors, Officers and Members of Senior Management

      None of the directors or officers of Mitel Networks, and no associate or affiliate of any of them, is or has been indebted to Mitel Networks at any time since the beginning of Mitel Networks' last completed fiscal year, except for certain officers who have participated in Mitel Networks' employee loan program. The employee loan program permitted employees to borrow up to $10,000 on an interest -free basis, repayable within one year, for the sole purpose of purchasing common shares of Mitel Networks in connection with the equity financings completed by Mitel Networks in June 2001. The four officers who participated in the loan program are Mr. Donald Smith, Mr. Butcher, Mr. Godin and Ms. McIntyre, each of whom borrowed $10,000, and all of whom have repaid the loans in full.

Pension and Retirement Plans

      Mitel Networks and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. Mitel Networks matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. Mitel Networks also maintains a defined contribution Supplemental Executive

Retirement Plan to provide supplementary retirement benefits to selected members of Mitel Networks' executive management team. Amounts contributed by Mitel Networks pursuant to the foregoing are included as part of the aggregate compensation disclosed above. There were no material accrued obligations at April 28, 2002 pursuant to these defined contribution pension plans. As part of a series of cost reduction initiatives, Mitel Networks has reduced, on a temporary basis, its contributions to the Canadian pension plan to the 1% minimum contribution level required by Canadian pension regulations and expects to reduce its contributions to the U.S. non-unionized 401(k) retirement plan and the U.K. defined contribution pension plan until its financial situation is improved.


      Mitel Networks' United Kingdom subsidiary also maintains a defined benefit pension plan. The defined benefit plan provides pension benefits based on length of service and final average earnings. The defined benefit pension costs accrued by Mitel Networks are actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. The most recent actuarial valuation of the plan was performed as at March 31, 2002. As at April 28, 2002, the actuarial present value of the accrued pension benefits of $97.3 million exceeded the fair market value of the net assets available to provide for these benefits of $81.2 million, resulting in an unfunded status of the defined benefit pension plan of $16.1 million, of which $10.3 million was recorded in Mitel Networks' Consolidated Balance Sheet in accordance with US GAAP. Mitel Networks' future contributions to the pension plan, as determined by an independent actuarial valuation, will be in compliance with U.K. pension regulations with respect to contributions to, and funding level of, the pension plan.

      In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to participants of the defined benefit pension plan. Participants were given the choice to continue in the defined benefit plan or to transfer their assets to the defined contribution plan. All participants opted to continue in the defined benefit plan.

C. Board Practices

      The articles of incorporation of Mitel Networks provide that the board of directors of Mitel Networks shall consist of a minimum of one and a maximum of ten directors. Under Canadian law, 25% of Mitel Networks' board of directors must be residents of Canada, subject to certain exceptions. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of incorporation of Mitel Networks and applicable law, appointed by the board of directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. No director has any contract or arrangement with Mitel Networks entitling him to benefits upon termination of his directorship. Mitel Networks' executive officers are appointed by, and serve at the discretion of, the board of directors.

      There are two committees of the board of directors of Mitel Networks: the Audit Committee and the Compensation Committee. These committees meet regularly and operate under specific terms of reference as approved by the board of directors.

      The Audit Committee consists of two directors. The committee members are Peter Charbonneau and Kirk Mandy. This committee is responsible for the relationship with Mitel Networks' independent external auditor and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This committee is also responsible for developing Mitel Networks' approach to governance issues and Mitel Networks' response to corporate governance guidelines of regulatory authorities.

      The Compensation Committee consists of two directors. The committee members are Peter Charbonneau and Kirk Mandy. This committee is responsible for administering Mitel Networks' executive compensation programs and Mitel Networks' pension plan programs. Responsibilities include developing compensation guidelines and philosophy for executive management and annually reviewing and approving compensation for executive officers of Mitel Networks. With respect to long-term incentives, this committee reviews and recommends periodic grants under the stock option plan. This committee also monitors pension plan activities.

D. Employees


      The Predecessor Business had 3,040 employees at March 31, 2000. Mitel Networks had 2,936 and 2,363 employees at April 27, 2001 and April 28, 2002, respectively. At November 25, 2002, there were approximately 2,013 employees of whom 993 employees were in Canada, 375 employees were in the U.S. and 645 employees were in the U.K. and other countries.

      Since the beginning of the fiscal year ended April 28, 2002, a number of strategic decisions and restructuring programs have been implemented by Mitel Networks, including the outsourcing of the manufacturing operations. These programs resulted in total workforce reductions of approximately 1,200 employees since the beginning of Fiscal 2002. This reduction was partially compensated by recruiting in other strategic areas of the business.


      At the moment, Mitel Networks is hiring selectively to support current skills shortages. The turnover rate of the Predecessor Business for the past 10 years was 7% - 8% on average, well below the market average of 10% - 12%, rose to a high of approximately 17% in 2000 and is currently at less than 1% as a result of the recent market and economic downturn.


      Mitel Networks' compensation programs include opportunities for regular annual salary reviews, bonus plans and stock options. For Fiscal 2003, in step with local markets, compensation programs are on hold and an hours reduction program was implemented in June 2002 on a temporary basis to bridge market and economic shortfalls. In October, Mitel Networks extended its cost containment measures by implementing a program of mandatory unpaid days off through the end of January 2003, at which point the temporary ten percent hour reduction program, first instituted last summer, will resume for an indefinite period until the company's financial situation has improved.


      Mitel Networks has a long -standing positive working relationship with the International Brotherhood of Electrical Workers with respect to approximately 125 U.S. field technicians who perform installation, maintenance and systems changes for Mitel Networks. The current contract expires in the fall of 2003. By way of letter agreement dated July 1, 2002, the International Brotherhood of Electrical Workers approved an amendment to the contract permitting a temporary reduction in hours worked each week, which lasted until the end of September 2002. In light of the ongoing economic downturn, the union has recently approved a subsequent cost-containment measure, whereby unionized employees will take a number of unpaid days off between the beginning of October 2002 and the end of January 2003. Mitel Networks intends to discuss a proposed extention of a new reduction in hours program with the union in the near future and to bargain in good faith to attempt to achieve a result similar to the non-unionized employees' extention to their hours reduction program.


E. Share Ownership


      Donald Smith, Mitel Networks' Chief Executive Officer, currently holds options to purchase 5,000,000 common shares of Mitel Networks. Of this amount, options to purchase 2,000,000 common shares were granted by Mitel Networks at an exercise price of $3.50 per share in accordance with Mitel Networks' stock option plan. The remaining 3,000,000 options, which also have an exercise price of $3.50 per share, are options to purchase outstanding shares of Mitel Networks owned by Mitel Systems, a company indirectly wholly-owned by Dr. Terence H. Matthews, which were granted to Mr. Smith by Dr. Matthews on March 1, 2002. Upon the exercise of these latter options, the proceeds of the exercise would be paid directly to Mitel Systems. The 3,000,000 options granted by Dr. Matthews on the outstanding shares of Mitel Networks owned by Mitel Systems were intended to provide an additional incentive to Mr. Smith in connection with his employment by Mitel Networks. Had such options been issued by Mitel Networks, the aggregate option grant to Mr. Smith would have been an excessive drain on the limited pool of shares set aside by Mitel Networks under its stock option plan. The options granted to Mr. Smith on the common shares currently held by Mitel Systems vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith's employment start date, April 2, 2001, and expire on the fifth anniversary of the employment start date. As of November 25, 2002, 1,250,000 of the aggregate options held by Mr. Smith had vested, but none had been exercised. Except for Dr. Matthews, whose share ownership information is disclosed in Subsection 7.A, there are no other directors or officers of Mitel Networks who beneficially own 1% or more of Mitel Networks' common shares.


Stock Option Plan

      The shareholders of Mitel Networks approved the Mitel Networks Corporation Employee Stock Option Plan, dated March 6, 2001, amended as of May 8, 2001, and further amended as of August 3, 2001. All (i) non-employee directors of Mitel Networks, which are referred to in this registration statement as Director Participants, and (ii) employees or officers of Mitel Networks, any subsidiary and any affiliate, directors (other than Director Participants) of any subsidiary and any affiliate and consultants or any consultant company on a worldwide basis, which are referred to in this registration statement as Participants, are eligible to participate in the stock option plan. There are no other service requirements or prerequisites to participation in the stock option plan. The stock option plan defines a "subsidiary" as any corporation in which Mitel Networks, directly or through one or more corporations which are themselves subsidiaries of Mitel Networks, owns 50% or more of the shares eligible to vote at meetings of the company's shareholders. For the purposes of the stock option plan, a company is an "affiliate" of another company if one of them is a subsidiary of the other or if both are subsidiaries of the same company, or if each of them is controlled by the same person or company. Accordingly, provided that Dr. Terence Matthews continues to control Mitel Networks, employees, officers and directors of other companies controlled by Dr. Matthews will be eligible to participate in the Mitel Networks stock option plan.


      Mitel Networks has reserved 25 million common shares for issuance under the stock option plan. As of November 25, 2002, there were outstanding options to purchase 16,487, 233 common shares. Therefore, under the terms of the stock option plan, Mitel Networks is permitted to grant options to purchase an additional 8,512,767 common shares. The following table sets forth aggregate options held by senior management and directors at November 25, 2002.

                                                                      Total
                                               Total Options       Exercisable
Date of Grant             Exercise Price        Outstanding          Options
-------------------------------------------------------------------------------

March 6, 2001                 $ 3.50              5,116,000          1,279,000
June 15, 2001                 $ 4.00                 15,000              3,750
December 13, 2001             $ 4.00                 75,000                 --
February 25, 2002             $ 4.00                150,000                 --
April 26, 2002                $ 4.00                 25,000                 --
June 18, 2002                   (1)                  25,000                 --
July 12, 2002                   (1)                 114,000                 --
September 6, 2002               (1)                 528,000                 --
-------------------------------------------------------------------------------

Total                                             6,048,000          1,282,750
-------------------------------------------------------------------------------


----------
(1) Stock options were granted without an exercise price which is to be determined once the fair market value of Mitel Networks' common shares is available.

      Mitel Networks' board of directors may terminate the stock option plan (or any options thereunder) at any time. Options may only be granted pursuant to the stock option plan within the ten-year period from March 6, 2001 to March 5, 2011. The termination of the stock option plan has no effect on outstanding options, which continue in effect in accordance with their terms and conditions and the terms and conditions of the stock option plan, provided that no option granted under the stock option plan may be exercised after the tenth anniversary of the date upon which the option was granted or such other date specified by Mitel Networks' Compensation Committee at the time it grants the option (which date shall not be prior to the date the Compensation Committee acts to grant the option) (the "Date of Grant").

      The Compensation Committee administers the stock option plan. The Compensation Committee has the sole and absolute discretion to determine which Participants are granted options pursuant to the stock option plan. Director Participants are granted a specified number of options by Mitel Networks' board of directors upon the occurrence of certain specified events. Director Participants are granted options to purchase (i) 10,000 common shares on the date of each annual meeting of the shareholders of Mitel Networks at which the Director Participant is elected to serve as a member of Mitel Networks' board of directors, (ii) 15,000 common shares on the date of each annual meeting of the shareholders of Mitel Networks at which the Director Participant is elected to serve as the chair of Mitel Networks' board of directors, (iii) 2,000 common shares on the date of each annual meeting of the shareholders of Mitel Networks following which the Director Participant is appointed as a member of a Standing Committee (as defined below) by Mitel Networks' board of directors and (iv) 4,000 common shares on the date of each annual meeting of the shareholders of Mitel Networks following which the Director Participant is appointed as chair of a Standing Committee by Mitel Networks' board of directors. For purposes of the stock option plan, "Standing Committee" means any sub-committee of Mitel Networks' board of directors established by Mitel Networks' board of directors from time to time, and includes the Audit Committee and the Compensation Committee.

      The number of options to be granted to the Director Participants, as well as the number of common shares subject to each outstanding option and the exercise price for such common shares, shall be adjusted for any subdivision, redivision, consolidation or any similar change affecting the common shares. No consideration is paid or payable by a grantee in connection with the initial grant of any option under the stock option plan, although, as described below, payment of the exercise price will be required to exercise any such option and acquire the related common shares.

      The exercise price per common share purchasable under an option shall be no less than (a) the average of the daily high and low board lot trading price of the common shares for the five (5) trading days preceding the Date of Grant, rounded to the next highest cent, if the common shares are listed on a securities exchange in Canada, (b) the average of the daily high and low sales price of the common shares reported in the consolidated reporting system in the United States for the five (5) trading days preceding the Date of Grant, rounded to the next highest cent, if the common shares are not listed on a securities exchange in Canada, or (c) the fair market value of a common share on the Date of Grant, as reasonably determined by the Compensation Committee, if the sales price of the common shares is not reported in the consolidated reporting system in the United States. Since the common shares are not reported in the consolidated reporting system in the United States, the exercise price of options granted at the present time may not be less than the fair market value of a common share on the Date of Grant.

      Subject to accelerated termination as provided for in the stock option plan, each option shall, unless otherwise specified by the Compensation Committee, expire on the fifth anniversary of the Date of Grant, provided, however, that no option may be exercised after the tenth anniversary of the Date of Grant. Unless otherwise specified by the Compensation Committee at the time of granting an option, and except as otherwise specified in the stock option plan, each option will be subject to a vesting schedule whereby 25% of the options vest on each anniversary of grant. The Compensation Committee shall have the right to accelerate the date upon which any installment of any option is exercisable.

      The stock option plan and each option granted thereunder is subject to the requirement that, if at any time the Compensation Committee determines that the listing, registration or qualification of the common shares subject to such option upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body, securities exchange, or the holders of the common shares generally, is necessary or desirable, as a condition of, or in connection with, the granting of such option or the issuance or purchase of common shares thereunder, no such option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Compensation Committee.

      Unless otherwise determined by the Compensation Committee, if the employment or services of a Participant or a Director Participant who has been granted one or more options terminate for any reason other than death, disability or retirement, any option (other than options granted to a Director Participant in that capacity pursuant to the stock option plan (a "Director's Option")) held by such option holder shall terminate effective upon the expiration of any notice period with respect to such termination of employment or services, except that each such option, to the extent then exercisable, may be exercised for the lesser of 60 days following such termination, or the balance of such option's term. Options shall not be affected by any change of employment within or among Mitel Networks, any subsidiary or any affiliate.

      Unless otherwise determined by Mitel Networks' board of directors, if an option holder's services terminate for any reason other than death, any Director's Option, to the extent it becomes exercisable, held by such option holder can be exercised within the lesser of three years from the date of termination or the balance of such option's term.

      If an option holder's employment or services terminate by reason of death, any unvested option held by such option holder vests immediately and may thereafter be exercised for a period of 365 days (or such other period as the Compensation Committee may specify) from the date of such death.

      Except in the case of a Director's Option, if an option holder's employment or services terminate by reason of disability or retirement, any option held by such option holder may thereafter be exercised, to the extent then exercisable or to such other extent as the Compensation Committee may determine, until the expiration of the stated term of such option.

      Unless otherwise determined by the Compensation Committee or Mitel Networks' board of directors, any options outstanding immediately prior to the occurrence of a change in control (defined as (a) the acquisition by any person other than Mitel Networks or any of its affiliates of beneficial ownership of securities of Mitel Networks representing 20% or more of the combined voting power of Mitel Networks' then outstanding securities; or (b) the occurrence of a transaction requiring approval of Mitel Networks' shareholders involving the acquisition of Mitel Networks by an entity through purchase of assets, by amalgamation or otherwise), but which are not then exercisable, shall become fully exercisable upon the occurrence of a change in control. Unless otherwise determined by the Compensation Committee or Mitel Networks' board of directors at or after the Date of Grant, all such outstanding options shall be cashed out at the change in control price (defined as the highest price per common share paid in any transaction reported on a securities exchange or paid or offered in any bona fide transaction related to a potential or actual change in control of Mitel Networks at any time during the 5 trading days (or if the common shares are not listed on any securities exchange and are not quoted for trading on a United States automated quotation system, during the 3 month period) preceding the change in control, as determined by the Compensation Committee or Mitel

Networks' board of directors), less the applicable exercise price for such options, as of the date such change in control is determined to have occurred, or as of such other date as the Compensation Committee or Mitel Networks' board of directors may determine prior to the change in control. Outstanding options may only be cashed out, as described above, if the change in control price is higher than the exercise price for such outstanding options. Further, the Compensation Committee or Mitel Networks' board of directors shall have the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the change in control. The Compensation Committee or Mitel Networks' board of directors shall also have the right to determine, in its discretion, that options outstanding, but which are not then exercisable, shall not become exercisable and shall be canceled in the event of a change in control.

      Option holders will not have any rights as a shareholder with respect to common shares to be received upon exercise of an option until full payment of the exercise price for such options has been made to Mitel Networks and the common shares have been issued to the option holder (as evidenced by the appropriate entry on the books of Mitel Networks or of a duly authorized transfer agent of Mitel Networks).

Employee Stock Purchase Plan

      In May 2001, Mitel Networks and its shareholders approved the Employee Stock Purchase Plan, which allowed U.S. resident employees to purchase common shares through a single lump sum payment and/or payroll deductions. Of the 6 million common shares authorized under the Employee Stock Purchase Plan, 3 million common shares were available for purchase at $4.00 (U.S. $2.58) per share during the first offering period that began May 14, 2001 and ended April 30, 2002. As at April 28, 2002, employees purchased 645,032 common shares for cash consideration of $2.6 million. No more shares are being offered under the Employee Stock Purchase Plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders


      Mitel Networks is directly controlled by Mitel Systems, which owns 90 million common shares or approximately 78% of the outstanding common shares, and is indirectly controlled by Dr. Terence H. Matthews.

      The following table sets forth certain information as of November 25, 2002 concerning the beneficial ownership of common shares of Mitel Networks as to each person known to the management of Mitel Networks to be the beneficial owner of more than 5% of the outstanding shares of Mitel Networks:

                                                    Beneficial       Percentage
Title of Class   Identity of Person or Group       Amount Owned     of Class (3)
--------------   ---------------------------      -------------     ------------
Common Shares    Mitel Systems Corporation        90,000,000 (2)         78%
Common Shares    Dr. Terence H. Matthews        94,555,169 (1)(2)        82%
Common Shares    Zarlink Semiconductor Inc.         10,000,000            9%

----------
(1) Based on indirect ownership of, or control or direction over, the shares of Mitel Systems and includes 4,555,169 common shares issued by Mitel Networks to Mitel Knowledge on November 1, 2002 on the exercise of the right to purchase the intellectual property owned by Mitel Knowledge pursuant to the Research and Development Agreement dated March 27, 2001 (see Item 4.B under "Intellectual Property" for details).


(2) Excludes the impact of vested options granted by Dr. Terence H. Matthews to Donald Smith and Paul Butcher to acquire up to 1,000,000 common shares in the aggregate from the holdings of Mitel Systems.


(3)   Calculated based on 115,439,998 common shares outstanding.

      At November 25, 2002, Dr. Terence H. Matthews also held 30,000 unvested options to purchase common shares of Mitel Networks, at an exercise price of $4.00 per share, expiring in July 2007.


      Mitel Networks' major shareholders do not have different voting rights than other shareholders. Mitel Networks is not aware of any arrangements, the operation of which would result in a change in control of Mitel Networks.

United States Shareholders


      On November 25, 2002, Mitel Networks had 445 registered shareholders with addresses in the United States holding approximately 1,566,232 common shares or approximately 1.41% of the total number of issued and outstanding shares. United States residents also hold options to purchase 1,541,200 common shares. Residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.


B. Related Party Transactions

      Set forth below is a description of several transactions between Mitel Networks and persons or entities that are deemed to be related parties to Mitel Networks. With the exception of Zarlink and the persons and entities referred to below under "Other Transactions," all of such related parties are entities directly or indirectly controlled by Dr. Terence Matthews. Zarlink, which is a publicly-held Canadian corporation not affiliated with Dr. Matthews, is deemed a related party because it owns approximately 9% of the outstanding common shares of Mitel Networks. New Heights Software Corporation (a corporation controlled by Dr. Matthews' son) may be deemed a related party because Dr. Matthews indirectly owns approximately 15.7% of the interests in that company. Messrs. Paul Butcher and Donald Smith are deemed related parties because they are executive officers and directors of Mitel Networks.

      There are a significant number of related party transactions principally as a result of the structure that was adopted in order to effectuate Dr. Matthews' acquisition of the communications systems division of Zarlink. That transaction was negotiated at arms' length between Dr. Matthews and Zarlink. The parties agreed upon the aggregate consideration to be paid for the communications systems division, which consisted of cash and Zarlink's retained 10% interest in Mitel Networks. The decision to effectuate the purchase partially through the acquisition of Zarlink's Canadian real property by Mitel Research Park Corporation and substantially all of the intellectual property assets of the Predecessor Business by Mitel Knowledge Corporation was made, and the resulting agreements between Mitel Networks and such other entities were entered into, in order to structure the transaction in the most tax-efficient manner and to maximize the economic benefits of such transaction to the purchaser.

Research and Development Agreements


      With effect from February 16, 2001 until November 1, 2002, Mitel Networks was party to a research and development agreement with Mitel Knowledge, under which Mitel Networks received funding to perform research and development services. Mitel Knowledge owned the intellectual property for the products developed and licensed certain of the intellectual property rights to Mitel Networks in exchange for royalties based on a percentage of sales of products developed under the programs. With effect from March 27, 2001 until November 1, 2002, Mitel Networks Overseas Limited, a wholly-owned subsidiary of Mitel Networks, and Mitel Knowledge were parties to a research and development cost-sharing agreement pursuant to which they shared the costs of research and development, and in exchange for which Mitel Networks Overseas Limited obtained a license to additional intellectual property rights. The research and development agreement also provided that Mitel Networks would transfer to Mitel Knowledge any investment tax credits earned on the research and development activity to the extent that such investment tax credits were not required to reduce Mitel Networks' Canadian federal tax payable. Management believes that the arrangement set out in these agreements provided Mitel Networks with research and development funding at a lesser cost than could have been obtained from an independent third party based upon the likely return on investment that a third party would require.

      From February 16, 2001 and up to the end of Fiscal 2002, Mitel Networks received $11.5 million in research and development funding (with an additional $5.5 million received in the two first quarters of Fiscal 2003), net of royalty expenses of $0.9 million, that was recorded as part of due to related parties. As at April 28, 2002, net balances payable pursuant to this agreement amounted to $15.5 million (April 27, 2001 - balance receivable of $2.5 million).

      Effective November 1, 2002, the Company exercised the call right and acquired the intellectual property from Mitel Knowledge at a price of approximately $12.5 million to be satisfied by the issuance of approximately 4,555,169 common shares from treasury with a fair value of $2.75 per share, which was based on an independent valuation. The purchase price was determined based on an assigned value of $5.25 per share and the formula stated in the research and development agreement, described above. As a result, the research and development agreement dated February 16, 2001 and the research and development cost-sharing agreement dated March 27, 2001 have been terminated. This transaction resulted in the reclassification of the liability to issue common shares of $15.3 million recorded in the due to related parties balance at April 28, 2002 to common shares on the consolidated balance sheet.

Outsourcing of Manufacturing and Repair Operations

      On August 31, 2001, in an effort to rationalize its operations and focus on core competencies, Mitel Networks sold its manufacturing and repair operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge, a company controlled by Dr. Terence H. Matthews, for total net consideration of $7.8 million in the form of long-term promissory notes receivable of $8.4 million and promissory notes payable of $0.6 million. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable are secured by a first charge on the manufacturing assets transferred, bear interest at LIBOR rate plus 1.5 percent and are due on August 31, 2003. The promissory notes payable are unsecured, bear interest at LIBOR rate plus 1.5 percent, are due on August 31, 2002 and were recorded in due to related parties. The transaction resulted in a loss on disposal of $2.4 million that was recorded in operating expenses.

      In connection with the disposal of the manufacturing operations, Mitel Networks entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement is three years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for an additional term of three years and thereafter shall be automatically renewed for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase Mitel Networks' raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2002, Mitel Networks purchased $127.4 million of products and services and sold $31.2 million of raw material inventory under this agreement (period ended April 27, 2001 - $nil). As at April 28, 2002, balances payable pursuant to this agreement amounted to $18.3 million and balances receivable pursuant to this agreement amounted to $7.1 million. Total inventory purchased and services received from BreconRidge amounted to $60 million in the first three months of Fiscal 2003. Total raw material inventory sold to BreconRidge amounted to $5.8 million in the first three months of Fiscal 2003.


      On August 31, 2001, Mitel Networks also entered into service agreements with BreconRidge to provide human resource, finance and information systems support services during the transition period ended December 31, 2001 and to provide facilities management services for the period covering the term of the premise lease agreements. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2002, Mitel Networks provided services valued at $9.3 million under these agreements. As at April 28, 2002, balances receivable pursuant to these agreements were not material.


Leased Properties

      In March 2001, Mitel Networks entered into a lease agreement for its Ottawa-based headquarter facilities of 512,391 square feet with Mitel Research Park Corporation, a company controlled by Dr. Terence H. Matthews and the acquirer of the real estate previously owned by Zarlink, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

      On August 31, 2001 and in connection with the outsourcing of its manufacturing and repair operations, Mitel Networks entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to Mitel Networks and BreconRidge.

      Since February 16, 2001, Mitel Networks incurred $13.1 million of rent expense in connection with the leased Ottawa headquarter facilities and earned rental income of $5.6 million in connection with the BreconRidge sublease agreements.

Preferred Share Investment

      On February 16, 2001, Mitel Networks' opening balance sheet resulting from the acquisition transactions included a $37.4 million investment in preferred shares of Mitel Knowledge and an equal amount of promissory notes payable to Mitel Knowledge recorded in due to related parties. In January 2002, Mitel Networks redeemed the $37.4 million preferred share investment in Mitel Knowledge in a non-cash transaction in exchange for the settlement of an equal amount of promissory notes payable to Mitel Knowledge. These promissory notes were unsecured and payable on demand. Of these promissory notes, $20.2 million bore interest at 7.44% and the remaining balance was non-interest bearing.

      As a result of the acquisition transactions, Mitel Networks also held $7.5 million of unsecured non-interest bearing demand promissory notes payable to Zarlink and Mitel Systems in connection with the disposal of the Predecessor Business by Zarlink. These promissory notes were included in due to related parties at April 27, 2001. In June 2001, Zarlink and Mitel Systems made a non-cash contribution to the capital of Mitel Networks in exchange for the settlement of the promissory notes.

Strategic Alliance Agreement with March Networks

      In September 2001, Mitel Networks entered into a strategic alliance agreement and a global distribution agreement with March Networks, a company controlled by Dr. Terence H. Matthews, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During Fiscal 2002, Mitel Networks purchased $2.3 million in products and services from March Networks and had a balance payable of $0.4 million recorded in the due to related parties pursuant to this agreement at April 28, 2002 (April 27, 2001 - $nil).

Financing of Operations

      Since February 16, 2001, Mitel Networks has borrowed, from time to time, funds from companies controlled by Dr. Terence H. Matthews to finance its operations and wording capital requirements.

      On December 21, 2001, Mitel Networks borrowed $5 million from Mitel Knowledge, a company controlled by Dr. Terence H. Matthews, in the form of a unsecured demand promissory note bearing interest at prime plus 0.5%. During the first two quarters of Fiscal 2003, $4 million of the original amount was repaid, leaving a balance of $1 million outstanding as at October 27, 2002.

Mitel Networks also borrowed $21 million from Wesley Clover Corporation, a company controlled by Dr. Terence H. Matthews, in a series of transactions set forth below. These unsecured demand promissory notes were still outstanding at October 27, 2002 and subordinated to bank debt.


               Principal          Date of issuance      Interest rate
              --------------------------------------------------------

              $6 million           April 22, 2002           Prime
              $4 million            May 10, 2002            Prime
              $5 million            June 7, 2002            Prime
              $5 million           June 21, 2002            Prime
              $1 million           July 25, 2002            Prime
             -----------
             $21 million
             -----------

Other Transactions

      Mitel Networks has entered into technology licensing and distribution agreements with New Heights Software Corporation, a corporation which is controlled by Owen Matthews, Dr. Terence H. Matthews' son, and in which Dr. Matthews owns indirectly a 15.7% interest. The terms of both agreements reflect prevailing market conditions. New Heights Software Corporation develops technology that enables video, voice and collaboration functionality to be integrated directly into Web-based applications.

      In the normal course of business, Mitel Networks enters into purchase and sale transactions with companies related to Dr. Terence H. Matthews under terms reflecting prevailing market conditions. Mitel Networks also purchases semiconductor components from, and leases facilities located in the U.K. to, Zarlink, the holder of approximately 9% of its common shares issued and outstanding (see Item 4.D). These transactions were immaterial during the period from February 16, 2001 to July 28, 2002.


      By way of private letter agreements between Mr. Paul Butcher, Chief Operating Officer of Mitel Networks, Mr. Donald Smith, Chief Executive Officer of Mitel Networks, and Dr. Terence H. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher and Mr. Smith options to purchase common shares of Mitel Networks owned by Mitel Systems, a company indirectly wholly owned by Dr. Matthews. Proceeds of the exercise of any such options will be payable by Mr. Smith and Mr. Butcher to Mitel Systems. Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith's start date (April 2, 2001) and Mr. Butcher's start date (February 16, 2001). As of November 25, 2002, none of these options have been exercised.

C. Interests of Experts and Counsel

      Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

      Mitel Networks' Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this registration statement, are filed as a part of this registration statement pursuant to Item 18.

Legal Proceedings

      Mitel Networks is subject to a relatively small number of claims or potential claims that have arisen in the normal course of its business. In the opinion of Mitel Networks, any monetary liability or financial impact of such claims or potential claims to which Mitel Networks might be subject after final adjudication would not be material to the consolidated financial position of Mitel Networks or the consolidated results of its operations.

Dividend Policy

      Mitel Networks has not declared or paid any cash dividends on its common shares. Mitel Networks currently intends to retain any future earnings for use in the operation and expansion of its business. Mitel Networks does not anticipate paying any cash dividends on its common shares in the foreseeable future.

B. Significant Changes

      No significant change has occurred since the date of the audited consolidated financial statements included in Item 18, except for the private offering of convertible debentures that closed on August 16, 2001 (see details under Item 5.B).

Item 9. The Offer and Listing

A. Offer and Listing Details

      This registration statement covers common shares of Mitel Networks and is being filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. No common shares are being offered for sale by Mitel Networks pursuant to this registration statement. The common shares of Mitel Networks are not listed for trading on any United States, Canadian or other stock exchange, there are currently no plans to list the common shares on any stock exchange, and there is no guarantee that any such listing will be completed in the future. There is no market through which Mitel Networks' common shares may be sold or resold. The common shares have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, the securities laws of Canada or any province thereof, or the securities laws of any other country or governmental subdivision thereof. Therefore, there are significant restrictions on the resale of Mitel Networks' common shares.

      The common shares may not be resold unless registered under applicable securities laws or an exemption from registration is available under applicable securities laws. The terms of Mitel Networks' articles of incorporation also prohibit any transfer of common shares without the consent of Mitel Networks' board of directors.

      Since the formation of Mitel Networks on January 12, 2001, all common shares that have been offered or sold have been priced at $4.00 per share, other than 3,562 common shares acquired upon the exercise of options having an exercise price of $3.50 per share.

B. Plan of distribution.

      Not applicable.

C. Markets.

      Mitel Networks' common shares are not listed for trading on any stock exchange or any other regulated market. See "Offer and Listing - Offer and Listing Details".

D. Selling shareholders.

      Not applicable.

E. Dilution.

      Not applicable.

F. Expenses of the issue.

      Not applicable.

Item 10. Additional Information

A. Share Capital

      The articles of incorporation of Mitel Networks authorize Mitel Networks to issue an unlimited number of common shares at no par value. All common shares rank equally as to dividends, voting rights and the distribution of assets upon winding up or liquidation. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are also entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefor. In accordance with the articles of incorporation, there are certain restrictions on the transfer of shares. The transfer of shares can only occur if the transaction is in accordance with the Ontario Securities Act and has been approved by Mitel Networks' board of directors.


      There were 100,000,000 common shares of Mitel Networks issued and outstanding as of April 27, 2001, and 115,439,998 as of April 28, 2002. As of November 25, 2002 there were 115,439,998 common shares issued and outstanding. Of this total, 90 million (or 78%) common shares were issued to Mitel Systems, 10 million (or 9%) common shares were issued to Zarlink as part of the acquisition transactions, and 4,555,169 (or 4%) common shares were issued to Mitel Knowledge on November 1, 2002 upon exercise of the right to purchase the intellectual property (see Item 4.B Intellectual Property). A reconciliation of the number of common shares outstanding at the beginning and end of the fiscal year ended April 28, 2002 is detailed in the Consolidated Statement of Shareholders' Equity included in the audited consolidated financial statements under Item 18 of this registration statement.


      During Fiscal 2002, Mitel Networks completed three equity offerings to certain employees and eligible investors. Mitel Networks issued an aggregate of 9,606,180 common shares for total consideration of $38.5 million of which $29.2 million was received in cash and $9.3 million was funded by way of interest-free loans repayable to Mitel Networks over a maximum two year period from the date of each offering. As at April 28, 2002, outstanding employee loans receivable amounted to $3.7 million, of which amount $35,648 represents loans to senior management.

      In May 2001, Mitel Networks and its shareholders approved the Employee Stock Purchase Plan allowing U.S. employees to purchase common shares of Mitel Networks through a single lump sum payment and/or payroll deductions. Of the 6 million common shares authorized under the Employee Stock Purchase Plan, 3 million common shares were available for purchase at $4.00 (U.S. $2.58) per share during a first offering period that started on May 14, 2001 and ended April 30, 2002. As at April 30, 2002, employees had purchased 645,032 common shares under the Employee Stock Purchase Plan for total cash consideration of $2.6 million. No more shares are being offered under the Employee Stock Purchase Plan.

      For information regarding outstanding options to purchase common shares of Mitel Networks, refer to Item 6.E.

      On July 11, 2002 the shareholders of Mitel Networks passed a resolution authorizing an amendment to the articles of incorporation to provide for the creation of an unlimited number of Class A Preferred Shares. The Class A Preferred Shares may be issued at any time or from time to time in one or more series. The board of directors of Mitel Networks may from time to time fix the number of shares, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares, of each series of Class A Preferred Shares.


      The Research and Development Agreement executed between Mitel Networks and Mitel Knowledge as of March 27, 2001, which was terminated on November 1, 2002, provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title, interest in, and benefits from, the intellectual property, including improvements and new technology, to Mitel Networks. The Research and Development Agreement provided that the purchase price for the intellectual property would be paid through the issuance of common shares from Mitel Networks' treasury. The number of common shares would be determined in accordance with a formula described in the agreement, which was designed to reimburse Mitel Knowledge for its costs incurred in connection with the Research and Development Agreement.

      Effective November 1, 2002, Mitel Networks terminated the Research and Development Agreement and exercised the call right. It acquired the intellectual property from Mitel Knowledge at a price of approximately $12.5 million, satisfied through the issuance of approximately 4,555,169 common shares from treasury with a fair value of $2.75 per share. The purchase price was determined based upon an assigned value of $5.25 per share and the formula stated in the Research and Development Agreement (see Item 4.B Intellectual Property).

      Mitel Networks, in conjunction with March Networks and Mitel Knowledge, has signed an agreement for funding from the Canadian Government for up to $60 million of March Networks' and Mitel Networks' research and development activities over a three year period. The funding is provided pursuant to an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. Mitel Networks expects to benefit from approximately 90% of any funds received under the program. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, Mitel Networks has committed to issue warrants to Her Majesty the Queen in Right of Canada for the zero dollar purchase of common shares, with the warrants to be issued as of September 30 in each of 2002, 2003 and 2004, and valued in accordance with fair market value. As of November 25, 2002, Mitel Networks has received a total of $17 million and has issued warrants for the acquisition of a total of 6,182,588 common shares, calculated at a per share fair value of $2.75, which was determined by an independent valuation.

      On August 16, 2002, Mitel Networks closed a private offering of debentures convertible into common shares of Mitel Networks, which raised an aggregate principal amount of $10,089,003. The term of the convertible debentures ends on April 25, 2003, but may be extended at the option of the board of directors for a further period ending no later than July 31, 2003. The debentures provide for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of Mitel Networks. The principal amount of the debentures, together with accrued interest outstanding under the debentures is subject to mandatory conversion, and will automatically convert in whole and not in part into shares of Mitel Networks (i) if an equity financing occurs during the term pursuant to which equity securities which are, or which are convertible into, common shares of Mitel Networks are issued, at an equivalent price per share, or (ii) if no such financing occurs during the term, at the end of the term, into fully-paid and non-assessable common shares of Mitel Networks, at a price per common share equal to the lesser of $3.00 per share and the price per share determined through external valuation by Mitel Networks' board of directors. Although the debentures are not currently convertible, assuming a current share price of $2.75 per share, a total of approximately 3,710,371 shares of Mitel Networks would have been issued to debentureholders if conversion had occurred on November 25, 2002 . Mitel Networks intends to use net proceeds of the debenture offering to fund sales and marketing, research and development, capital expenditures, working capital, and for general corporate purposes.


Special Rights

      Pursuant to a subscription agreement dated August 31, 2001, as amended as of May 3, 2002, entered into with Power Technology Investment Corporation, Mitel Networks issued 4 million common shares for cash consideration of $16 million. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, Power Technology Investment Corporation has the right to require Mitel Networks to redeem all or part of its common shares at a price of $4.00 per share plus interest accrued at an annual rate of 7% commencing on August 31, 2001 and compounded semi-annually. Power Technology Investment Corporation also has additional non-interest bearing put rights that can be exercised at a price of $4.00 per share at any time after the occurrence of certain other events. See Item 10.C "Material Contracts" for additional information on the subscription agreement.

      If, at any time prior to Mitel Networks having completed a single equity or equity component financing of at least $20 million, Mitel Networks issues common shares or common share equivalents to any party under terms that are more favorable than the rights of Power Technology Investment Corporation under the Shareholders' Agreement described above, Power Technology Investment Corporation has the right to exchange its shares for that number of such common shares or common share equivalents as would be issued at a $4 subscription price, with certain additional rights attaching to the securities. If, at any time prior to Mitel Networks completing an aggregate $40 million in equity financing, Mitel Networks issues common shares or common share equivalents to any party at a price or exercise price below $4.00 per share, Power Technology Investment Corporation has the right to require Mitel Networks to issue, for nominal consideration, an additional number of such common shares or common share equivalents necessary to maintain the then current ownership percentage of Power Technology Investment Corporation in Mitel Networks.

      In connection with the subscription agreement described above, the original shareholders agreement dated February 16, 2001 previously entered into by Mitel Networks, Mitel Systems and Zarlink, was amended and restated on August 31, 2001. Pursuant to this amended and restated shareholders agreement, within thirty days following the failure by Mitel Networks to complete an initial public offering of its common shares on or prior to the fifth anniversary of the date of the amended shareholders agreement, Zarlink has the right to require Mitel Networks to redeem all or part of its 10 million common shares held in Mitel Networks at a price of $2.85 per share.

      Pursuant to the amended and restated shareholders agreement, no securities shall be issued by Mitel Networks, other than for employee stock-based compensation or in connection with a business acquisition, to any persons before the securities have first been offered to Power Technology Investment Corporation, Zarlink and Mitel Systems. These three shareholders are not entitled to receive more than their proportionate share of the securities offered calculated as at the date of offer of the securities.

B. Memorandum and Articles of Incorporation

      Mitel Networks' certificate and articles of incorporation are included in this registration statement under Item 9. Exhibits.

      Mitel Networks is incorporated under the Canada Business Corporations Act under company number 385460-4. The date of incorporation is January 12, 2001. Mitel Networks' certificate and articles of incorporation do not contain any limitations on Mitel Networks' objects or purposes. The following is a summary of certain provisions of Mitel Networks' certificate and articles of incorporation and by-laws:

Annual Meeting of Shareholders

      Mitel Networks' by-laws refer to subsections 133(a) and 155(1) of the Canada Business Corporations Act. Mitel Networks must hold an ordinary general meeting of its shareholders at least once every calendar year at a time and place determined by its directors and not later than fifteen months after the preceding ordinary general meeting. Mitel Networks must place before the shareholders at every annual meeting comparative financial statements for the immediately preceding financial year along with the report of the auditor.

Special Meetings of Shareholders

      Mitel Networks' chair, president or any vice president may at any time convene a special meeting. In accordance with subsection 143 of the Canada Business Corporations Act, referred to in the by-laws, Mitel Networks' directors, upon the requisition of shareholders, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, and must be signed by the requisitionists and deposited at Mitel Networks' registered office.

      Meetings of shareholders shall be held at the registered office of Mitel Networks or any other place within Canada determined by the directors. Mitel Networks' by-laws refer to section 132 of the Canada Business Corporations Act, which states that shareholder meetings can be held outside of Canada as long as the shareholders entitled to vote agree.

      The by-laws refer to sections 135 and 136 of the Canada Business Corporations Act with respect to notice of meetings and adjournments. At least 21 days' notice, or any longer period of notice as may be required by the Canada Business Corporations Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to Mitel Networks' shareholders entitled to be present at Mitel Networks' meeting by notice given as permitted by Mitel Networks' articles of incorporation. With the consent in writing of all Mitel Networks' shareholders entitled to vote at the meeting, a shorter notice or a notice given in any other manner may convene a meeting, or notice of the time, place and purpose of the meeting may be waived by all of Mitel Networks' shareholders. If a meeting of shareholders is adjourned for less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.

      The by-laws reference section 139 of the Canada Business Corporations Act. No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.

      The right to vote and give proxies is in accordance with sections 140, 141 and Part XIII of the Canada Business Corporations Act as referenced in the by-laws of Mitel Networks.

Holders of Mitel Networks' common shares are entitled to attend meetings and vote. Any of Mitel Networks' corporate shareholders that have an authorized agent or representative present at any of the meeting will be deemed to be personally present at the meeting.

      If a resolution has been declared as carried or not carried by the chairman at a meeting, it shall be conclusive evidence of the fact. The chairman may vote as a shareholder at a meeting of shareholders but shall not have a second or casting vote in case of an equality of votes.

      The by-laws refer to section 137 of the Canada Business Corporations Act with respect to proposals made by shareholders entitled to vote. The shareholder must submit to the corporation a notice of any matter that the person proposes to raise at the meeting. The corporation shall set out the proposal in the management proxy circular and the proposing shareholder may request to include a supporting statement. If the corporation does not include the proposal in the management proxy circular, it must send a notice of refusal to the proposing shareholder including the reasons why the proposal will not be included. Either the shareholder and/or the corporation may apply to the courts claiming aggrievance.

Directors

      On July 11, 2002, the shareholders of Mitel Networks approved a resolution amending the articles to enable the directors to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

      The by-laws refer to section 105 of the Canada Business Corporations Act, which states that 25% of the directors of a corporation must be resident Canadians. Section 106, also referred to in the by-laws states that a notice of directors must be filed with the Director of the Canada Business Corporations Act and updated upon any changes occurring. Directors are elected by the shareholders annually at the annual meeting of shareholders.

      The by-laws refer to subsection 102(1) and section 122 of the Canada Business Corporations Act with respect to general powers of directors. Subsection 102(1) states that subject to any unanimous shareholder agreement the directors shall manage the business and affairs of a corporation. Section 122 states that every director and officer of a corporation shall act honestly and in good faith with a view to the best interests of the corporation and to exercise care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

      The directors appoint officers of Mitel Networks after election at each annual meeting of shareholders.

      Meetings of directors may be called by the chairman, president or any two directors and notice of meeting shall be served upon each director at least 48 hours prior to the time fixed for such meeting. The directors may from time to time fix the quorum for meetings of directors, but unless so fixed a majority of the directors in office shall constitute a quorum. The chairman may vote as a director at any meeting of the directors but shall not have a second or casting vote in case of an equality of votes.

      The by-laws refer to section 109 of the Canada Business Corporations Act with respect to the removal of directors. The shareholders of a corporation, or the holders of any class or series of shares that has an exclusive right to elect one or more directors, may by ordinary resolution at a special meeting remove any director from office. If a vacancy is created by the removal of a director, the vacancy may be filled at the meeting of the shareholders at which the director is removed or if the vacancy remains unfilled, the directors may fill the vacancy. The by-laws refer to section 108 of the Canada Business Corporations Act. A director ceases to hold office if he dies or resigns, is removed by the shareholders or he becomes disqualified by claiming bankruptcy or becomes of unsound mind.

      Mitel Networks' by-laws refer to section 125 of the Canada Business Corporations Act. Subject to the Canada Business Corporations Act, the directors of Mitel Networks may fix the remuneration of the directors of Mitel Networks.

      The by-laws refer to section 117 of the Canada Business Corporations Act with respect to written resolutions in lieu of meetings. A written resolution, signed by all the directors entitled to vote on that resolution is as valid as if it had been passed at a meeting of the directors or committee of directors.

      No director or officer shall be liable for the acts, receipts, neglects or default of any other director or officer or employee for any loss, damage or expense happening to Mitel Networks unless the same are occasioned by his own willful neglect or default. Subject to the limitations of the Canada Business Corporations Act, Mitel Networks shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Mitel Networks' request as a director or officer against all costs, charges and expenses reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of Mitel Networks if he acted honestly and in good faith with a view to the best interests of Mitel Networks and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

      Mitel Networks' by-laws refer to section 120 of the Canada Business Corporations Act pursuant to which a director who directly or indirectly is party to a material contract, shall disclose in writing to Mitel Networks or request to have included in the minutes of the meeting the nature and extent of such interest.

Committees

      The by-laws refer to section 115 of the Canada Business Corporations Act pursuant to which directors of a corporation may appoint a committee of directors and delegate to such committee any of the powers of the directors.

Officers

      Mitel Networks' by-laws refer to section 121 of the Canada Business Corporations Act, which states that the directors may appoint officers and specify their duties and delegate to them powers to manage the business and affairs of the corporation. A director may be appointed to any office and any person can hold more than one officer position.

Capital Stock

      Pursuant to the articles of incorporation, Mitel Networks' authorized capital consists of an unlimited number of common shares without par value. Each Common Share ranks equally as to dividends, voting rights and as to the distribution of assets on winding-up for liquidation. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

      The articles also provide that no shares of Mitel Networks may be transferred without the consent of the directors of Mitel Networks evidenced by a resolution passed by them and recorded in the books of Mitel Networks.

      On July 11, 2002, the shareholders of Mitel Networks approved the creation of a class of Class A Preferred Shares. The articles have not yet been amended to provide for the creation of the class.

      The by-laws of Mitel Networks refer to subsection 25(1) of the Canada Business Corporations Act, which states that, subject to a unanimous shareholders agreement, shares may be issued at such times and to such persons and for such consideration as the directors may determine.

Financial Year and Audit

      The directors may fix and from time to time change the financial year-end of Mitel Networks. The by-laws refer to sections 162 and 163 of the Canada Business Corporations Act with respect to audits. The shareholders shall, by ordinary resolution, at each annual shareholder meeting, appoint an auditor to hold office until the close of the next annual meeting. If an auditor is not appointed at a meeting of shareholders, the incumbent auditor continues in office until a successor is appointed. The remuneration of the auditors can be fixed by the shareholders or if not so fixed, may be fixed by the directors.

Company Representation for Certain Purposes

      Declarations - Any person authorized by the directors, by any two officers, or by the Chairman or the President is authorized and empowered to appear and make answer for Mitel Networks upon articulated facts issued out of any court, and to declare for and on behalf of Mitel Networks with respect to all judicial proceedings to which Mitel Networks is a party, and to make petitions for winding-up or bankruptcy orders upon any debtor of Mitel Networks and to attend and vote at all meetings of creditors of Mitel Networks' debtors and grant proxies in connection therewith.

      Representation at meetings - any person authorized by the directors may represent Mitel Networks and attend and vote at any meeting in which Mitel Networks holds an interest and any action taken and vote cast by him at any such meeting shall be deemed to be an act and/or vote of Mitel Networks. He is also authorized to execute and deliver instruments of proxy in such form and terms as the person so executing and delivering the same may see fit.

Enactment, Repeal and Amendment of By-Laws

      The by-laws refer to section 103 of the Canada Business Corporations Act. The directors may, by resolution, make, amend, or repeal any by-laws that regulate the business or affairs of Mitel Networks. The directors shall submit a by-law or amendment or a repeal of a by-law to the shareholders at the next annual meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal.

      If the by-law is confirmed by the shareholders, the by-law is deemed to be effective as at the date approved by the directors. If the shareholders do not confirm, the by-law ceases to be effective.

C. Material Contracts

      The following summary of Mitel Networks' material agreements, which agreements are filed as exhibits to this registration statement, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements.

Shareholders Agreements:

a) Amended and Restated Shareholders' Agreement

      The Amended and Restated Shareholders' Agreement, dated August 31, 2001, is between Mitel Systems, Zarlink and Power Technology Investment Corporation, referred to in this section as the shareholders, and Mitel Networks. Under the terms of this agreement, no common share or common share equivalents shall be issued, other than for employee stock-based compensation or in connection with a business acquisition, to any persons before the common share or common share equivalents have first been offered to the shareholders. The shareholders are not entitled to acquire more than their proportionate share of the common share or common share equivalents being offered calculated as at the date of the offer. If a party to the agreement wishes to sell or dispose of some of its common shares to a third party, the other shareholders have the right to sell their proportionate percentage to the third party on the same terms as the selling shareholder. If Mitel Networks proposes to effect an initial public offering of its common shares upon the request of Mitel Networks' shareholders, Mitel Networks will take all steps as are commercially reasonable to cause the Shareholders' shares to be included in the initial public offering. Zarlink has the right to require Mitel Networks to repurchase all of part of its common shares at a price of $2.85 per share if, on or prior to the fifth anniversary of the date of this agreement, Mitel Networks has not completed an initial public offering. All rights of Zarlink and Power Technology Investment Corporation expire on the date immediately prior to the completion of an initial public offering of Mitel Networks' or Mitel Systems' common shares or the merger of Mitel Networks and March Networks.

b) Power Technology Investment Corporation Subscription Agreement

      Under a Subscription Agreement between Mitel Networks and Power Technology Investment Corporation dated August 31, 2001, Power Technology Investment Corporation subscribed to and purchased 4 million common shares of Mitel Networks for total cash consideration of $16 million. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, including (i) Mitel Networks' failure to complete an initial public offering on or before the fifth anniversary of the subscription agreement; (ii) a change in the status of Dr. Terence H. Matthews as an officer or director of Mitel Networks prior to an initial public offering; (iii) the disposal by Dr. Terence H. Matthews of more than 25% of his investment in Mitel Networks to an unrelated party prior to an initial public offering, other than pursuant to an exchange of securities in connection with a merger or other arrangement pursuant to which he continues to be an officer or director; or (iv) the disposal by Dr. Terence H. Matthews of any of his common shares held in Mitel Networks at a price below $4.00 per share prior to an initial public offering, other than to an affiliate or pursuant to an exchange of securities in connection with a merger or other arrangement pursuant to which he continues to be an officer or director, Power Technology Investment Corporation has the right to require Mitel Networks to redeem all or part of its common shares at a price of $4.00 per share plus interest accrued at an annual rate of 7% commencing on August 31, 2001 and compounded semi-annually. Power Technology Investment Corporation also has additional non-interest bearing put rights that can be exercised at a price of $4.00 per share at any time after the occurrence of the following events: (i) Mitel Networks' failure to receive, before April 30, 2003, a commitment for funding from the Government of Canada in the amount of $45 million; or (ii) the absence of a commitment by Dr. Terence H. Matthews, before April 30, 2003, to provide a minimum of $45 million in funding to Mitel Networks.


      If, at any time prior to Mitel Networks having completed a single equity or equity component financing of at least $20 million, Mitel Networks issues common shares or common share equivalents to any party under terms that are more favorable than the rights of Power Technology Investment Corporation under the Shareholders' Agreement described above, Power Technology Investment Corporation has the right to exchange its shares for that number of such common shares or common share equivalents as would be issued at a $4.00 subscription price, with certain additional rights attaching to the securities. If, at any time prior to Mitel Networks completing an aggregate $40 million in equity financing, Mitel Networks issues common shares or common share equivalents to any party at a price or exercise price below $4.00 per share, Power Technology Investment Corporation has the right to require Mitel Networks to issue, for nominal consideration, an additional number of such common shares or common share equivalents necessary to maintain the then current ownership percentage of Power Technology Investment Corporation in Mitel Networks.

Banking Agreements:

a) Amended and Restated Loan Agreement Between Mitel Networks, the Lenders from time to time and the Bank of Montreal as Administrative Agent

      Mitel Networks entered into a Credit Agreement dated May 11, 2001 with the Bank of Montreal under which Mitel Networks obtained a revolving credit facility in an aggregate maximum principal amount of $30 million. The parties agreed to increase the credit facility to $60 million under the terms of an Amended and Restated Loan Agreement dated January 21, 2002. The Restated Loan Agreement provides Mitel Networks with a 364-day revolving credit facility of $60 million (or the equivalent amount in U.S. dollars) that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 0.5% or LIBOR or Banker's Acceptances plus 1.5% and is secured by a general assignment of substantially all

Mitel Networks' accounts receivable. The credit facility matures on January 23, 2003 and contains certain restrictions and financial covenants.

b) Chattel Mortgage Loan Facility with Barclays Bank PLC

      On October 22, 2001, Mitel Networks Limited, a wholly-owned subsidiary of Mitel Networks, entered into a loan with Barclays Bank PLC in the amount of (pound)5.0 million, secured by certain United Kingdom equipment. The mortgage bears interest at 7.7%, is payable in monthly installments and is due in October 2004.

c) Real Property Loan Facility with Barclays Bank PLC

      Pursuant to a Facility Letter dated December 13, 2001 and a legal charge dated January 24, 2002, Mitel Networks Limited entered into a real property loan facility with Barclays Bank PLC in the amount of (pound)7.5 million which is secured by the real property located in the Mitel Business Park, Portskewett (Caldicot), Monmouthshire. The loan bears interest at 7.36%, is payable in quarterly installments of (pound)0.3 million with the balance due on December 18, 2006.

d) Business Overdraft and Ancillary Facilities with Barclays Bank PLC

      On June 24, 2002, Mitel Networks Limited and Barclays Bank PLC entered into an overdraft facility of (pound)1 million and ancillary facilities totaling (pound)2.3 million, comprised of a bonds, guarantees and indemnities facility of (pound)2 million and a documentary credit facility of (pound)0.3 million. The overdraft facility bears interest at the Bank's base rate plus 1.5%. These facilities are guaranteed by Mitel Networks. These Facilities are to support the working capital requirements of Mitel Networks Limited, are repayable on demand and are scheduled for review on September 30, 2002.

e) Business Overdraft and Ancillary Facilities with Lloyd's TSB Bank PLC

      On October 8, 2001, Mitel Networks Limited and Lloyd's TSB Bank PLC entered into an overdraft facility of (pound)10 million and ancillary facilities totaling (pound)3 million, comprised of a bonds, guarantees and indemnities facility of (pound)2 million and a documentary credit facility of (pound)0.1 million. The overdraft facility bore interest at the Bank's base rate plus 1%. These facilities were obtained on a temporary basis in anticipation of the mortgage financings described above and therefore expired on January 31, 2002.

      Subsequently, on March 11, 2002, Mitel Networks Limited and Lloyd's TSB Bank PLC entered into ancillary facilities totaling (pound)1.9 million, comprised of a bonds, guarantees and indemnities facility of (pound)1.6 million and a documentary credit facility of (pound)0.1 million. On June 24, 2002, these facilities were replaced by the Barclays Bank PLC business overdraft and ancillary facilities described above.

Agreements with BreconRidge:

a) Promissory Notes Receivable From and Promissory Notes Payable To BreconRidge


      The following table sets forth promissory notes payable to and promissory notes receivable from BreconRidge in connection with the sale of the manufacturing net assets on August 31, 2001, as at April 28, 2002:


                                                     Amount         Due Date
--------------------------------------------------------------------------------
Promissory notes payable to:
   BreconRidge Manufacturing Solutions
     Corporation                                  US $262,055    August 31, 2002
   BreconRidge Manufacturing Solutions Inc.       US $107,060    August 31, 2002

Promissory notes receivable from:
   Ridgeway Research Corporation                 US $2,628,449   August 31, 2003
   BreconRidge Manufacturing Solutions, Inc. US $511,637 August 31, 2003 BreconRidge Manufacturing Solutions
     Limited                                     US $2,312,852   August 31, 2003


The promissory notes payable and the promissory notes receivable originally bore interest at the Bank of Canada prime rate plus 0.5%. On May 10, 2002, the interest rate of the promissory notes was changed to LIBOR as set on August 31, 2001 plus 1.5%, compounded semi-annually. On August 31, 2002, the two promissory notes payable to BreconRidge Manufacturing Solutions Corporation (US $262,055) and BreconRidge Manufacturing Solutions Inc. (US $107,060) were set off against the two promissory notes receivable from Ridgeway Research Corporation and BreconRidge Manufacturing Solutions Inc., resulting in new principal balances receivable of US $2,366,394 and US $404,577, respectively.


      The promissory notes receivable are secured by a first charge on the manufacturing assets transferred to BreconRidge pursuant to the terms of a General Security Agreement, dated August 31, 2001. If an event of default occurs under the terms of the General Security Agreement, the unpaid balance of the principal amount and accrued interest becomes immediately due and payable at the option of the lender.

b) Supply Agreement with BreconRidge

      On August 31, 2001 Mitel Networks, Mitel Networks, Inc. and Mitel Networks Limited, two of its wholly-owned subsidiaries, entered into a supply agreement with BreconRidge under which BreconRidge supplies certain products and services to Mitel Networks. The initial term of the agreement is three years and, unless otherwise terminated, will be automatically renewed on the same terms and conditions for an additional term of three years, and thereafter for additional one-year periods. Either party has the right to terminate the agreement by giving prior written notice of one hundred and eighty (180) days at any time during a renewal term, or give notice of its intent not to renew no less than one hundred and eighty (180) days prior to the expiration of a renewal term. Subject to certain exceptions, the supply agreement is exclusive during the initial term with respect to current products and new product introductions. Under the terms of the supply agreement, BreconRidge manufactures the majority of Mitel Networks' products and provides repair and other related services.

      The supply agreement with BreconRidge does not contain any minimum purchase requirements. Under the terms of the supply agreement, Mitel Networks is not obligated to purchase products from BreconRidge in any specific quantity, unless and until a binding purchase order has been issued. Mitel Networks may be obligated to purchase certain excess inventory levels from BreconRidge that could result from Mitel Networks' actual sales varying from forecast. Furthermore, BreconRidge is required to purchase Mitel Networks' raw material inventory, before turning to third party suppliers for raw material procurement. BreconRidge has committed to certain cost reductions through August 1, 2004 on purchases of traditional communications platform products.

      BreconRidge is prohibited from discontinuing its manufacture of any products or from refusing for any reason other than an event of force majeure or in the event of an uncured default to manufacture and supply the products to Mitel Networks. The agreement may be terminated by either party at any time following the expiration of the initial term on not less than 180 days prior notice or in the event of an uncured material breach by or change in control of the other party.

c) Sublease Agreement between Mitel Networks and BreconRidge

      On August 31, 2001 Mitel Networks entered into a sublease agreement to lease to BreconRidge certain of its Ottawa manufacturing and office facility totaling 158,780 square feet. The term of the agreement is five years expiring on August 31, 2006. BreconRidge has the option to extend the sublease for an additional five years. The annual basic rent is $1,573,020.

      The sublease agreement was amended on May 31, 2002 to include additional space of 4,026 square feet thereby increasing the annual basic rent to $1,625,358.

d) Lease Agreement between Mitel Networks Limited and the U.K. subsidiary of BreconRidge

      On September 14, 2001, Mitel Networks Limited entered into a lease agreement with the U.K. subsidiary of BreconRidge for 94,161 square feet (8,751 square meters) of office and manufacturing space located in the Portskewett Business Park located in Portskewett, Monmouthshire, U.K. The term of the lease is fifteen years expiring on August 30, 2016 with cancellation options on the fifth and tenth years available to Mitel Networks and BreconRidge. The annual basic rent is (pound)517,884.

d) Asset Sale Agreement between Mitel Networks and BreconRidge

      Mitel Networks entered into an Asset Sale Agreement with BreconRidge dated August 31, 2001 under which Mitel Networks sold its Canadian manufacturing assets located in Ottawa, Canada, comprising office, testing and manufacturing equipment, for total consideration of U.S.$2,628,449 in the form of a promissory note receivable. The promissory note bears interest at LIBOR plus 1.5% and is due August 31, 2003.

e) Asset Sale Agreement between Mitel Networks Limited and the U.K. subsidiary of BreconRidge

      Mitel Networks Limited, a wholly-owned subsidiary of Mitel Networks, entered into an Asset Sale Agreement with the U.K. subsidiary of BreconRidge dated August 31, 2001 under which Mitel Networks Limited sold its manufacturing assets located in Portskewett,

Monmouthshire, U.K., comprising office, testing and manufacturing equipment, for total consideration of U.S.$2,312,853 in the form of a promissory note receivable. The promissory note bears interest at LIBOR plus 1.5% and is due August 31, 2003.

f) Asset Sale Agreement between Mitel Networks, Inc., and the U.S. Subsidiary of BreconRidge

      Mitel Networks, Inc., a wholly-owned subsidiary of Mitel Networks, entered into an Asset Sale Agreement with the U.S. subsidiary of BreconRidge dated August 31, 2001 under which MNI sold to its manufacturing assets located in Ogdensburg, New York, for total consideration of U.S. $511,637 in the form of a promissory note receivable. The promissory note bears interest at LIBOR plus 1.5% and is due August 31, 2003.

Agreements with Mitel Knowledge:

a) Demand Promissory Note with Mitel Knowledge


      On December 21, 2002, Mitel Networks borrowed $5 million from Mitel Knowledge in the form of a demand promissory note bearing interest at prime plus 0.5% to finance its operations and working capital requirements. During the first two quarters of Fiscal 2003, Mitel Networks repaid $4 million of the original amount leaving a balance outstanding of $1 million as at October 27, 2002.


b) Research and Development Agreement Between Mitel Networks and Mitel Knowledge


      Mitel Networks entered into a Research and Development Agreement with Mitel Knowledge dated March 27, 2001, under which Mitel Knowledge owned substantially all of Mitel Networks' intellectual property, excluding trademarks, and retains Mitel Networks' services to perform research and development in consideration for which Mitel Knowledge funds certain of Mitel Networks' research and development activities. The initial term of the agreement was five years with automatic subsequent annual renewals unless earlier terminated upon the agreement of the parties . Mitel Knowledge granted to Mitel Networks a license to exploit the intellectual property in Canada, South and Central America, Mexico and the Caribbean in exchange for a license fee. In addition, Mitel Networks agreed to transfer to Mitel Knowledge any investment tax credits, but in no event less than Can $10,000,000, earned on the research and development activities to the extent that such investment tax credits were not required to reduce Mitel Networks' Canadian federal tax payable.

      The Research and Development Agreement provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title, interest in, and benefits from, the intellectual property, including improvements and new technology, to Mitel Networks upon the occurrence of the earliest of the following events: (a) the third anniversary of the agreement, (b) Mitel Networks passing a resolution to proceed with an initial public offering of its shares in Ontario or any other jurisdiction which results in the listing of its shares on a recognized stock exchange, or (c) the termination of the agreement on its terms. The agreement provided that purchase price for the intellectual property will be paid by the issuance of common shares from Mitel Networks' treasury with the number of shares to be determined in accordance with a formula described in the Research and Development Agreement.

      Effective November 1, 2002, the parties agreed to terminate the Research and Development Agreement, and Mitel Networks exercised its right to purchase the intellectual property from Mitel Knowledge.


c) Research and Development Cost-Sharing Agreement between Mitel Knowledge and Mitel Networks Overseas Limited, then known as Mitel Networks Barbados Limited


      On March 27, 2001, Mitel Knowledge and Mitel Networks Overseas Limited entered into an agreement under which the two parties jointly performed research and development and shared the costs of their joint efforts. The agreement provided that Mitel Knowledge would own all intellectual property developed by either party. In exchange for Mitel Networks Overseas Limited bearing certain of the jointly incurred research and development costs, Mitel Knowledge granted to Mitel Networks Overseas Limited a royalty-free, exclusive license to exploit the intellectual property in the United States, Europe, Middle East, Africa and Asia Pacific regions.

      In conjunction with the termination of the Research and Development Agreement between Mitel Networks and Mitel Knowledge on November 1, 2002, the Research and Development Cost-Sharing Agreement between Mitel Knowledge and Mitel Networks Overseas Limited was terminated. A similar agreement was put in place between Mitel Networks and Mitel Networks Overseas Limited.


d) Intellectual Property License Agreement between Mitel Networks Overseas Limited, a wholly-owned subsidiary of Mitel Networks and Mitel Knowledge

      In connection with the Research and Development Agreement described above, Mitel Networks Overseas Limited entered into an Intellectual Property License Agreement with Mitel Knowledge dated March 27, 2001 pursuant to which Mitel Knowledge granted Mitel Networks Overseas Limited an exclusive, fully paid-up license to exploit Mitel Networks' intellectual property in the United States for total consideration of $26,644,635 in the form of a promissory note. The promissory note bears interest at 7.44%, compounded semi-annually, and is payable to Mitel Knowledge on demand.


      In conjunction with the termination of the Research and Development Agreement between Mitel Networks and Mitel Knowledge on November 1, 2002, the Intellectual Property License Agreement between Mitel Knowledge and Mitel Networks Overseas Limited was terminated.


e) Assignment and Assumption Agreement between Mitel Networks, Mitel Knowledge and Mitel Networks Overseas Limited

      Prior to February 16, 2001, Zarlink and Mitel Networks, Inc. (at the time a wholly owned subsidiary of Zarlink and now a wholly owned subsidiary of Mitel Networks) entered into the Cost Sharing Restructuring Agreement pursuant to which Mitel Networks, Inc. granted to Zarlink an exclusive license to the U.S. intellectual property that existed at April 1, 2000. On February 16, 2001, as part of the acquisition transactions, the Cost Sharing Restructuring Agreement was assigned to Mitel Networks. Effective March 27, 2001, and in connection with the Intellectual Property License Agreement described above, Mitel Networks, Mitel Knowledge and Mitel Networks Overseas Limited entered into the Assignment and Assumption Agreement pursuant to which Mitel Networks transferred to Mitel Knowledge and Mitel Knowledge transferred to Mitel Networks Overseas Limited all of Mitel Networks' rights, obligations and interest in the Cost Sharing Restructuring Agreement.

f) Assignment and Assumption Agreement between Mitel Networks and Mitel
Knowledge

      Prior to the acquisition transactions, Zarlink and Mitel Networks Limited (at the time, a wholly owned subsidiary of Zarlink and now a wholly owned subsidiary of Mitel Networks) entered into certain agreements (the "Mitel Networks Limited Agreements") pursuant to which Zarlink granted certain rights to its intellectual property to Mitel Networks Limited. In connection with the acquisition transactions, Mitel Networks and Mitel Knowledge entered into the Assignment and Assumption agreement pursuant to which Mitel Networks transferred its right, title and interest in the Mitel Networks Limited Agreements to Mitel Knowledge.

g) Acquisition and Disposition of Mitel Knowledge Preferred Shares

      In connection with the acquisition transactions, Mitel Networks Limited and Mitel Networks, Inc., both wholly-owned subsidiaries of Mitel Networks, acquired a total of 37,401,000 preferred shares of Mitel Knowledge for total cash consideration of $37,401,000. The preferred shares were redeemed by MKC on January 23, 2002 in a non-cash transaction, in exchange for the settlement of an equal amount of demand promissory notes payable to Mitel Knowledge.

Agreements with Other Affiliates of Dr. Terence H. Matthews:

a) Demand Promissory Notes payable to Wesley Clover Corporation (formerly 10750 Newfoundland Limited)

      The following table sets forth demand promissory notes outstanding at July 28, 2002, issued to finance Mitel Networks' operations and working capital requirements. These notes are subordinated to bank debt.

                                   Principal   Date of issuance    Interest rate
--------------------------------------------------------------------------------

Wesley Clover Corporation         $6 million    April 22, 2002         Prime
Wesley Clover Corporation         $4 million     May 10, 2002          Prime
Wesley Clover Corporation         $5 million     June 7, 2002          Prime
Wesley Clover Corporation         $5 million     June 21, 2002         Prime
Wesley Clover Corporation         $1 million     July 25, 2002         Prime

b) Lease Agreement between Mitel Networks and Mitel Research Park Corporation

      On March 27, 2001, Mitel Networks and Mitel Research Park Corporation entered into a lease agreement Pursuant to which Mitel Networks leases its headquarters facilities from Zarlink located in Ottawa, Ontario totaling 512,391 square feet. The initial term of the lease is ten years expiring on February 15, 2011. The terms of the lease reflect current market conditions. Annual base rent is $13.00 per square foot for office space and $9.00 per square foot for non-office space. Mitel Networks is responsible for payment of operating costs in addition to the base rent.

c) Alliance Agreement between Mitel Networks, March Networks, Mitel Networks Limited and MNIL, subsidiaries of Mitel Networks

      The agreement is effective September 21, 2001 with an initial term of two years which may be extended for additional subsequent one-year periods upon mutual consent of the parties. Each party may terminate the agreement for its convenience on 60 days prior written notice.

      The agreement provides for joint development of new projects to be determined by the parties, and marketing of each of Mitel Networks' and March Networks' Internet Protocol-based products and services. The parties are to establish an Alliance Management Committee comprised of three representatives from each of Mitel Networks and March Networks. The Alliance Management Committee is responsible for the overall management of the alliance to determine joint activities in the areas of product development, product marketing, and product and system integration to ensure where appropriate interoperability between the product portfolios of Mitel Networks and March Networks. With regard to any of these activities the Alliance Management Committee is also responsible for monitoring joint activities, reviewing promotional activities, approving specifications and pricing for any jointly developed products, and to allocate each parties' liability for shared expenses.

      Either party has the ability to propose joint product development to the Alliance Management Committee which will then evaluate and approve or reject the proposal. If the committee approves a proposal, then the parties will negotiate a binding Joint Development Agreement setting out, among other matters, the technology to be developed, each party's responsibilities, ownership of intellectual property to be developed under the project if such arising intellectual property is not to be jointly owned.

      Mitel Networks and March Networks will jointly brand, promote, market and distribute each other's Internet Protocol-based products and services. The terms and conditions under which each party will distribute the other party's products are to be set out in a separate Distribution Agreement.

d) Global Marketing and Distribution Agreement between Mitel Networks and March Networks

      On February 15, 2002, Mitel Networks and March Networks entered into a Global Marketing and Distribution Agreement. The purpose of the agreement is to appoint each party as the other party's non-exclusive reseller to actively promote the sales of certain of its products either directly or through distributors and resellers. Each party is obligated to use reasonable commercial efforts to market the other party's products. The reseller is obligated to provide first line technical support to its customer. The supplier of the products is responsible for second line technical support.

      The initial term of the agreement is two years. Neither party has any obligation to renew after the expiry of the initial term. Either party may terminate the agreement for its convenience upon the provision of 60 days prior written notice. In addition, either party has the right to terminate the agreement if the Alliance Agreement between the parties is terminated.

Agreements with Zarlink:

a) Acquisition Agreement between Zarlink, Mitel Systems and Dr. Terence H. Matthews

The Acquisition Agreement dated January 2, 2001 made between Zarlink, Mitel Systems and Dr. Terence H. Matthews sets out the provisions under which companies controlled by Dr. Matthews purchased all of the issued and outstanding shares of Mitel Research Park Corporation and 90% of the issued and outstanding shares of Mitel Networks. The closing date of the transaction was February 16, 2001.

b) Amended Supply Agreement between Mitel Networks and Zarlink

      Mitel Networks entered into a non-exclusive supply agreement dated February 16, 2001 with Zarlink pursuant to which Zarlink supplies semiconductor components to Mitel Networks. The initial term of the agreement is ten years with subsequent automatic annual renewals

      Zarlink is obligated to place all its know how, improvements and new technology in escrow with respect to the manufacture of hybrid devices and Voice over Internet Protocol products only. The escrowed materials are to be released in the event of: bankruptcy; receivership; issuance of a last-time buy notification; discontinuance of manufacture; transference of the hybrid or Voice over Internet Protocol business in whole or in part to another party, if the party fails to assume the obligations of Zarlink with respect to the hybrid or Voice over Internet Protocol products; a material breach of the agreement by Zarlink that adversely affects the continuing supply of products, which remains uncured 30 days after written notification of the breach.

      Under the terms of the agreement, Zarlink grants to Mitel Networks a license in the Zarlink intellectual property, Zarlink improvements, and Zarlink developed new technology relating to the components. Mitel Networks has the right to grant sublicenses only to semiconductor second source suppliers for hybrid and semiconductor components to be used in specified Company products and Voice over Internet Protocol products, to the extent that Zarlink intellectual property has been incorporated into the components and used by Mitel Networks. The supply agreement was amended by letter agreement dated October 24, 2001. The amending agreement provides for an expansion of the foregoing license grant in that it allows Mitel Networks to in the case of licensed intellectual property existing as of February 16, 2001 or created thereafter to complete the development of the MT92102 Voice over Internet Protocol device, to allow Mitel Networks to sublicense such intellectual property to a third party foundry to permit the manufacture of the MT92102 Voice over Internet Protocol device for sale by such foundry to Mitel Networks for its business as well as to the foundry's other customers for their business requirements but restricted to applications based on Mitel Networks' converged access products.

      The amending agreement further provided for payment of non-recurring engineering expenses to Zarlink for the completion of the MT92102 device.

c) Lease Between Mitel Networks Limited and Mitel Semiconductor Limited, a subsidiary of Zarlink

      Mitel Networks Limited entered into a lease agreement dated February 2, 2001 with Mitel Semiconductor Limited, a wholly-owned subsidiary of Zarlink under which Mitel Networks Limited leases 49,500 square feet of the Building at Portskewett Business Park Portskewett Monmouthshire on then current market terms. The term of the lease is five years. Both parties have the right to terminate the lease on February 2, 2004 or at any time thereafter with at least twelve months prior written notice. The base rent is (pound)272,250 per annum.

d) Intellectual Property License Agreement between Zarlink and Mitel Networks

      On February 16, 2001, Mitel Networks and Zarlink entered into an Intellectual Property License Agreement dated February 16, 2001 pursuant to which Zarlink licensed to Mitel Networks the intellectual property retained by Zarlink which Mitel Networks requires to continue the operations of the Predecessor Business. Under the agreement, Zarlink grants to Mitel Networks a non personal, limited, assignable, royalty free, perpetual, non exclusive worldwide license for the licensed intellectual property to make, use, develop, offer for sale, or otherwise exploit for the licensed products. Zarlink is precluded from assigning any of the licensed intellectual property in whole or in part, or from granting a security interest therein, to any party engaged in the sale of products or services that are competitive with Mitel Networks. Mitel Networks is authorized to grant sublicenses of the intellectual property to permit it to carry on its business, except that it cannot sublicense the licensed intellectual property to allow the manufacturing of semiconductors other than for use in its business.

      The term of the license is for the entire term of the property rights under which the licenses are granted. If Zarlink is wound up or otherwise ceases its operations, ceases to carry on business, or takes any material steps with regard to bankruptcy proceedings, then all right, title and interest in and to the licensed intellectual property shall be deemed to be transferred over to Mitel Networks.

e) Amendment to Zarlink Intellectual Property License Agreement with Mitel Networks

      The Intellectual Property License between Zarlink and Mitel Networks dated February 16, 2001 was amended on October 24, 2001. The amendment provides for an expansion of the license granted to Mitel Networks with respect to licensed intellectual property existing as of February 16, 2001 or created thereafter to complete the development of the MT92102 Voice over Internet Protocol device in that it allows Mitel Networks to sublicense such intellectual property to a third party foundry to permit the manufacture of the MT92102 Voice over Internet Protocol device for sale by such foundry to Mitel Networks for its business, as well as to the foundry's other customers for their business requirements, but restricted to applications based on Mitel Networks' converged access products.

f) Patent Sublicense Agreement between Mitel Networks and Zarlink

      On April 1, 1998, Zarlink and Lucent Technologies Inc. entered into a patent license agreement that allows Zarlink to sublicense its rights to use certain Lucent patents to any third party that acquires a part of its business. Accordingly, as part of the acquisition transactions,

Mitel Networks, Mitel Systems and Zarlink entered into a Patent Sublicense Agreement dated February 16, 2001 pursuant to which Zarlink grants to Mitel Networks under the Lucent patents a non exclusive and non transferable sublicense to make, have made, use, sell, and lease Mitel Networks' products. The Sublicense expires on the earlier of September 30, 2002, or the date Mitel Networks ceases the operations of the Predecessor Business.

      Mitel Networks and Mitel Systems grant to Zarlink royalty free licenses for any patents that they acquire ownership or control of during the term of the Patent Sublicense Agreement. The term of the sublicense from Mitel Networks to Zarlink is for the duration of the term of the Lucent sublicense agreement and is only for the purpose of Zarlink sub-licensing such patents to Lucent and its wholly owned subsidiaries for the duration of the term of the Patent Sublicense Agreement solely for use in information handling systems.

      The payment for the sublicenses is US $3,374,014. The amount of US$1,529,014 was paid on execution of the Sublicense Agreement and the amount of US$1,845,000 was paid on January 1, 2002.

g) Non Competition and Non Solicitation Agreement between Zarlink, Mitel Systems, Mitel Networks and its subsidiaries, Mitel Research Park Corporation, Mitel Knowledge and Dr. Terence H. Matthews

      Non Competition and Non Solicitation Agreement dated February 16, 2001 between Mitel Corporation (now known as Zarlink), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor, Inc., 3755461 Canada Inc. (now known as Mitel Systems), Mitel Research Park Corporation, Mitel Knowledge, Mitel Inc. (now known as Mitel Networks, Inc.), Mitel Communications Solutions Inc. (now Mitel Networks Solutions, Inc.), Mitel Telecom Limited (now known as Mitel Networks Limited), Dr. Terence H. Matthews, entered into further to the Acquisition Agreement referred to in (a) above ("Purchaser"). The agreement provides that Zarlink on behalf of itself and Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, and Mitel Semiconductor, Inc. covenants with the Purchaser, that for a period of five years they will not carry on or be associated with any undertaking which is competitive with the Predecessor Business, except that they may hold securities in a competitive business provided such securities do not exceed 5% of the outstanding equity securities of such company.

      Mitel Systems covenants on behalf of itself and all future subsidiaries that for a period of five years it will not grant or permit in any manner any firm to compete with the semiconductor business as presently carried on or presently contemplated to be carried on by Zarlink, or permit any party to use any of Zarlink's licensed intellectual property except as permitted under the Intellectual Property License Agreement between Zarlink and Mitel Networks dated February 16, 2001. The foregoing restriction does not preclude the Purchaser from investing in a corporation, firm or entity which competes with Zarlink or any entity within Zarlink's semiconductor group provided that such interest does not exceed 33% of the outstanding voting equity and provided that no use of licensed intellectual property is granted other than as is permitted pursuant to the Intellectual Property License Agreement.

      Dr. Matthews covenants with Zarlink that for a period of five years he will not compete with the semiconductor business as carried on as of the date of the acquisition or as contemplated at that time to be carried on other than as permitted under the terms of the Intellectual Property License Agreement. The foregoing prohibition does not limit Dr. Matthews from investing or retaining his investments, partnering or otherwise being involved with a company or firm that competes with Zarlink's semiconductor group provided that no use of the licensed intellectual property is permitted by Dr. Matthews to such competitor other than as permitted in the Intellectual Property License Agreement.

      Each of Zarlink and Mitel Systems are prohibited from canvassing or soliciting the other party's employees for a period of two years. This prohibition does not apply in the event of a general recruitment campaign to which an employee may respond.

Agreements with Key Employees:

a) Amended and Restated Employment Agreement between Mitel Networks and Paul Butcher

      Effective as of February 16, 2001, Mitel Networks executed an Amended and Restated Employment Agreement with Paul Butcher pursuant to which Mr. Butcher was employed as Chief Operating Officer of Mitel Networks, reporting to the Chief Executive Officer. The agreement is for an indefinite term, subject to termination in accordance with its terms. In addition to a base salary, car allowance, stock options and senior management benefits and perquisites, Mr. Butcher is entitled to receive a bonus payment on each anniversary of his February 16th start date provided that specific objectives, to be defined by Mitel Networks, are met. The agreement details the compensation that Mr. Butcher would receive were his employment to terminate under various circumstances, and contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. The Agreement is governed by the laws of the Province of Ontario, Canada.

      By way of a private letter agreement between Mr. Butcher and Dr. Terence
H. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher options to purchase common shares in Mitel Networks from the holdings of Mitel Systems. Such options vest in 25% increments on the first, second, third and fourth anniversaries of the Start Date.

b) Amended and Restated Employment Agreement between Mitel Networks and Donald Smith

      Effective as of April 17, 2001, Mitel Networks executed an Amended and Restated Employment Agreement with Donald Smith pursuant to which Mr. Smith was employed as Chief Executive Officer of Mitel Networks, reporting to the Chairman of the Board of Directors. The agreement is for an indefinite term, subject to termination in accordance with its terms. In addition to a base salary, car allowance, stock options and senior management benefits and perquisites, Mr. Smith is entitled to receive an annual bonus payment in an amount determined by the Compensation Committee of Mitel Networks' board of directors. The agreement details the compensation that Mr. Smith would receive were his employment to terminate under various circumstances, and contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. The Agreement is governed by the laws of the Province of Ontario, Canada.

      By way of a private letter agreement between Mr. Smith and Dr. Terence H. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Smith options to purchase common shares in Mitel Networks from the holdings of Mitel Systems. Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith's April 2, 2001, start date.

Agreements With Others:

a) Union Agreement between Mitel Communications Solutions, Inc. (now known as Mitel Networks Solutions, Inc.) and the International Brotherhood of Electrical Workers


      Mitel Networks' indirect wholly-owned U.S. subsidiary, Mitel Networks Solutions, Inc., has negotiated a national union contract with the International Brotherhood of Electrical Workers that has a term expiring September 30, 2003. The union contract assures Mitel Networks of obtaining the services of its unionized field technician employees in the U.S. and includes a provision which precludes the employees from going on strike. The terms and conditions of the contract are typical in the industry. By a letter agreement between Mitel Networks and the International Brotherhood of Electrical Workers, dated July 1, 2002, the International Brotherhood of Electrical Workers agreed to a temporary 10% reduction in work hours for the period from July 1, 2002 through September 30, 2002. The union has subsequently agreed to a second cost-saving measure, whereby members will take a number of unpaid days off between the beginning of October 2002 and the end of January 2003 at which point the temporary hour reduction program will resume until Mitel Networks' financial position has improved.

b) Integrated Communications Solutions R&D Project Agreement between Mitel Networks Corporation, Mitel Knowledge Corporation, March Networks Corporation and Her Majesty the Queen in Right of Canada

On October 10, 2002, Mitel Networks, in conjunction with March Networks and Mitel Knowledge, signed an agreement for funding from the Canadian Government for up to $60 million of March Networks' and Mitel Networks' research and development activities over a three year period. Each party is severally liable for its portion of the development work. The agreement contains certain restrictions on the exploitation of the developed intellectual property outside of Canada. In exchange for funding received from the Government of Canada, Mitel Networks is required to issue warrants to Her Majesty the Queen in Right of Canada for the zero dollar purchase of common shares, with the warrants to be issued as of September 30 in each of 2002, 2003 and 2004, and valued in accordance with fair market value.


D. Exchange Controls

      There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to nonresident holders of Mitel Networks' common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See "Item 10.E. Taxation".

      There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote Mitel Networks' common shares. There are also no such limitations imposed by the articles of incorporation with respect to Mitel Networks' common shares. However, under the Investment Canada Act, the acquisition or control (as defined) of a corporation carrying on a business in Canada by a non-Canadian (as defined) is subject to notification to and, depending on the value of the transaction and/or the industry sector, review by Investment Canada, an agency of the Canadian Federal Government, in order to determine whether such acquisition is likely to be of benefit to Canada. The Investment Canada Act exempts certain small acquisitions (as defined) from the review procedure.

Competition Act

      Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days or 42 days for a short-form or long-form filing, respectively. As well, where the parties elect to file a short-form notification, the Commissioner may "bump" the filing to a long-form, thereby restarting the clock once the parties submit their filing.

      A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates exceed two thresholds. First, the parties and their affiliates must have total assets or total revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada, where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds $35 million ("$35 million threshold"); (2) in the case of an acquisition of shares of a company in Canada, where (i) the $35 million threshold is met in respect of the assets or revenues of Mitel Networks whose shares are being acquired and (ii) as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly), where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

      Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act, namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market and can be reviewed on this standard by the Commissioner of Competition for up to three years after closing.

E. Taxation

      The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Mitel Networks and no opinion or representation with respect to the Canadian or United States federal, state, provincial, local or other income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of Mitel Networks should consult their own tax advisors about the federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of common shares of Mitel Networks.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

      This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder, the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the Income Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

      The summary applies to beneficial owners of common shares who, for the purposes of the Income Tax Act, are residents of the United States and are not resident in Canada, and who hold common shares of Mitel Networks as capital property.

Dividends

      The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as Mitel Networks) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

      Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention.

      Article X of the 1980 Canada-United States Income Tax Convention provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting shares of the corporation paying the dividend shall not exceed 5% of the dividend or deemed dividend, and in any other case, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.

Disposition of Shares

      The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of "taxable Canadian property". Common shares of Mitel Networks are considered to be "taxable Canadian property" as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Mitel Networks. Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

      Generally, certain filing and reporting obligations exist where a non-resident of Canada disposes of taxable Canadian property. In particular, the non-resident must make an application to the Canada Customs and Revenue Agency in advance of the disposition for the purpose of obtaining a certificate issued by the Canada Customs and Revenue Agency pursuant to section 116 of the Income Tax Act. If the non-resident fails to secure such certificate from the Canada Customs and Revenue Agency in advance of the disposition, the purchaser is required to withhold and remit to the Canada Customs and Revenue Agency 25% of the amount otherwise payable to the non-resident.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of Mitel Networks who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

U.S. Holder

      As used herein, a "U.S. Holder" includes a holder of common shares of Mitel Networks who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of common shares of Mitel Networks is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividends

      Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Mitel Networks are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Mitel Networks has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of Mitel Networks, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

      In general, dividends paid on common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Mitel Networks (unless Mitel Networks is a "foreign personal holding company" as defined in Section 552 of the U.S. Internal Revenue Code of 1986, or a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Mitel Networks. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

      A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of common shares of Mitel Networks may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares

      Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," a gain or loss realized on a sale of common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gain realized upon a sale of common shares may under certain circumstances be treated as ordinary income, if Mitel Networks were determined to be a "collapsible corporation" within the meaning of Section 341 of the U.S. Internal Revenue Code of 1986 based on the facts in existence on the date of the sale. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between
(i) the amount realized on the sale and (ii) his or its tax basis in the common shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the U.S. Internal Revenue Code of 1986), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

Foreign Personal Holding Company Considerations

      Special rules apply to a U.S. Holder of a Foreign Personal Holding Company or "FPHC". Mitel Networks will not be classified as a FPHC for U.S. federal income tax purposes unless (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own 50% or more of the total voting power of all classes of stock entitled to vote or the total value of Mitel Networks stock; and (ii) at least 60% of Mitel Networks' gross income consists of "foreign personal holding company" income, which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties. Mitel Networks believes that it is not a FPHC; however, no assurance can be provided that Mitel Networks will not be classified as a FPHC in the future.

Passive Foreign Investment Company Considerations

      If Mitel Networks is a "passive foreign investment company" or "PFIC" as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the U.S. Internal Revenue Code of 1986 defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Mitel Networks elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The rules applicable to a PFIC that is also a "controlled foreign corporation", as defined in Section 957 of the U.S. Internal Revenue Code of 1986, are more complex and are beyond the scope of this discussion.

      A U.S. Holder who elects in a timely manner to treat Mitel Networks as a "qualified electing fund" or "QEF" (an "Electing U.S. Holder") will be subject to current federal income tax under Section 1293 of the U.S. Internal Revenue Code of 1986 for any taxable year in which

Mitel Networks is a PFIC (or is treated as such with respect to the Electing U.S. Holder) on his or its pro-rata share of Mitel Networks' (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder; and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) Mitel Networks' taxable year ends, regardless of whether such amounts are actually distributed.

      The QEF election generally also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his or its common shares (or deemed to be realized on the pledge of his or its common shares) as capital gain; (ii) treat his share of Mitel Networks' net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Mitel Networks' annual realized net capital gain and ordinary earnings subject, however, to an interest charge on such deferred taxes. If the Electing U.S. Holder is an individual, such an "interest charge" would be treated as "personal interest" and not deductible as an itemized deduction.

      If a U.S. Holder does not make a QEF election for the first year during which he or it holds (or is deemed to have held) the common shares in question and Mitel Networks is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Section 1291 of the U.S. Internal Revenue Code of 1986 will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or its common shares and (ii) certain "excess distributions", as specifically defined by Mitel Networks.

      A Non-electing U.S. Shareholder generally will be required to pro-rate all gains realized on the disposition of his or its common shares and all excess distributions over the entire holding period of the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (provided that such years are not prior to the first day of the first taxable year of Mitel Networks during such U.S. shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year. A Non-electing U.S. Shareholder also will be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

      Certain special, generally adverse, rules will apply with respect to the common shares of Mitel Networks while Mitel Networks is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the U.S. Internal Revenue Code of 1986, a U.S. Holder who uses PFIC shares as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares. Moreover, under
Section 1291(f) of the U.S. Internal Revenue Code of 1986 the Department of the Treasury has authority to issue regulations, and has issued proposed regulations, that would treat as taxable certain transfers that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Holders.

      Mitel Networks does not believe that it will be a PFIC for the current fiscal year or for future years. Whether Mitel Networks is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Mitel Networks' income and assets, including cash. U.S. Holders should be aware, however, that if Mitel Networks becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make a QEF election. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Mitel Networks.

      The foregoing discussion is based on existing provisions of the U.S. Internal Revenue Code of 1986, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of the discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect. There can be no assurances that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders or prospective shareholders of Mitel Networks are strongly urged to consult their own tax advisors.

F. Dividends and Paying Agents

      Mitel Networks has not paid cash dividends on its common shares, and intends to continue this policy for the foreseeable future in order to retain earnings for the development and growth of Mitel Networks' business. Mitel Networks' dividend policy will be reviewed periodically depending on Mitel Networks' financial position, capital requirements, general business conditions and on other factors that may become relevant in the future.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      Mitel Networks is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of Mitel Networks' reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      Mitel Networks is not required to file reports and other information with any securities commissions in Canada.

      As a foreign private issuer, Mitel Networks is exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Mitel Networks has included in this registration statement certain information disclosed in its Proxy Statement prepared under applicable Canadian law.

      Mitel Networks will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this registration statement (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Mitel Networks at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number: 613-592-2122.

I. Subsidiary Information

      Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

      Market risk represents the risk of loss that may impact the financial statements of Mitel Networks due to adverse changes in financial markets. Mitel Networks is exposed to market risk from changes in foreign exchange rates and interest rates. Inflation has not had a significant impact on Mitel Networks' results of operations.

Foreign Currency Risk

      To manage its foreign currency risk, Mitel Networks uses certain derivative financial instruments including foreign exchange forward contracts and foreign exchange swap contracts from time to time, that have been authorized pursuant to policies and procedures approved by the board of directors. Mitel Networks does not hold or issue financial instruments for trading or speculative purposes. Mitel Networks currently uses foreign currency forward and swap contracts to reduce the exposure to foreign currency risk. The most significant foreign exchange exposures for Mitel Networks relate to the U.S. dollar and the U.K. pound sterling. At April 28, 2002, Mitel Networks recorded unrealized gains of $0.1 million and unrealized losses of $0.1 million on its forward contracts. The unrealized gains and losses are calculated as the difference between the actual contract rates and the applicable current market rates that would be used to terminate the forward contracts on April 28, 2002, if it became necessary to unwind these contracts. Additional potential losses in the net fair value of these contracts, assuming a 5% appreciation in the Canadian dollar against all currencies, at April 28, 2002, would have been immaterial. Management believes that the established hedges are effective against its foreign currency denominated assets and liabilities, and that potential future losses from these hedges being marked to market would be largely offset by gains on the underlying hedged positions.

Interest Rate Risk

      In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than one month. Due to the short-term maturity of its investments, Mitel Networks is not subject to significant interest rate risk.

      Mitel Networks is exposed to interest rate risk on borrowings from its credit facility and demand loans from companies controlled by Dr. Terence H. Matthews. The credit facility bears interest based on LIBOR, U.S. base rate, Canadian dollar prime rate, or Canadian dollar

Bankers' Acceptances. The related party loans bear interest based on prime rate. Based on projected advances under the credit facility and related party loans, adverse changes in interest rates of 100 basis points and 200 basis points would increase interest expense by $0.9 million and $1.8 million, respectively, on an annual basis. This risk is mitigated by Mitel Networks' ability, at its option, to lock in the rate of interest on its credit facility for a period of up to one year. The interest rates on Mitel Networks' obligations under capital leases and mortgage loans are fixed and therefore not subject to interest rate risk.

      The estimated potential losses discussed previously assume the occurrence of certain adverse market conditions. They do not consider the potential effect of favorable changes in market factors and do not represent projected losses in fair value that Mitel Networks expects to incur. Any future financial impact would be based on actual developments in global financial markets. Management does not foresee any significant changes in the strategies used to manage interest and foreign exchange rate risks in the near future.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements

      Not applicable, as Mitel Networks has elected to provide financial statements pursuant to "Item 18. Financial Statements".

Item 18. Financial Statements

      Mitel Networks' consolidated financial statements commence on page F-1 of this Registration Statement. These financial statements are expressed in Canadian dollars and were prepared in accordance with U.S. GAAP.

Item 19. Exhibits

1.    Articles of Incorporation and bylaws as currently in effect:

      1.1   Articles of Incorporation and related amendments*

      1.2   Bylaws*

2. Instruments defining the rights of holders of equity securities being registered:

      2.1   See Articles of Incorporation described above in Exhibit 1.1

      2.2   Specimen Common Share certificate*

4.    Material contracts:

      4.1 Amended and Restated Shareholders' Agreement between Mitel Networks Corporation, Mitel Systems Corporation, Zarlink Semiconductor Inc. and Power Technology Investment Corporation dated August 31, 2002*

      4.2 Subscription Agreement between Mitel Networks Corporation and Power Technology Investment Corporation dated August 31, 2001 and related amendment No. 1 dated May 3, 2002*

      4.3 Amended and Restated Loan Agreement between Mitel Networks Corporation, the Lenders from time to time and Bank of Montreal as Administrative Agent dated January 21, 2002*

      4.4 Chattel Mortgage Loan Agreement between Mitel Networks Limited and Barclays Bank PLC dated October 22, 2001*

      4.5 Real Property Loan Facility between Mitel Networks Limited and Barclays Bank PLC dated December 13, 2001, secured by a legal charge dated January 24, 2002*

      4.6 Business Overdraft and Ancillary Facility Agreement between Mitel Networks Limited and Barclays Bank PLC dated June 24, 2002*

      4.7 Business Overdraft and Ancillary Facility Agreements between Mitel Networks Limited and Lloyd's TSB Bank PLC dated October 8, 2001 and March 11, 2002*

      4.8 Promissory notes receivable and promissory notes payable between Mitel Networks Corporation, Mitel Networks, Inc., Mitel Networks Limited, BreconRidge Manufacturing Solutions Limited, BreconRidge Manufacturing Solutions Inc. and BreconRidge Manufacturing Solutions Limited dated August 31, 2001*

      4.9 Supply Agreement between Mitel Networks Corporation and its subsidiaries and Ridgeway Research Corporation and its subsidiaries dated August 30, 2001* +

      4.10 Sublease Agreement between Mitel Networks Corporation and Ridgeway Research Corporation dated August 31, 2001 and First Amendment of Sublease Agreement between Mitel Networks Corporation and Ridgeway Research Corporation (now known as BreconRidge Manufacturing Solutions Corporation) dated May 31, 2002*

      4.11 Lease Agreement between Mitel Networks Limited and BreconRidge Manufacturing Solutions Limited dated September 14, 2001*

      4.12 Asset Sale Agreement between Mitel Networks Corporation and Ridgeway Research Corporation dated August 31, 2001*

      4.13 Asset Sale Agreement between Mitel Networks Limited and BreconRidge Manufacturing Solutions Limited dated August 31, 2001* +

      4.14 Asset Sale Agreement between Mitel Networks, Inc. and BreconRidge Manufacturing Solutions, Inc. dated August 31, 2001*

      4.15 Promissory Note between Mitel Networks Corporation and Mitel Knowledge Corporation dated December 21, 2001*

      4.16 Research and Development Agreement between Mitel Networks Corporation and Mitel Knowledge Corporation dated March 27, 2001 and related addendum No. 1 dated November 23, 2001*

      4.17 Research and Development Cost-sharing Agreement between Mitel Networks Overseas Limited, then known as Mitel Networks (Barbados) Limited, a subsidiary of Mitel Networks Corporation, and Mitel Knowledge Corporation dated March 27, 2001*

      4.18 Intellectual Property License Agreement between Mitel Networks Overseas Limited, then known as Mitel Networks (Barbados) Limited, a subsidiary of Mitel Networks Corporation, and Mitel Knowledge Corporation dated March 27, 2001*

      4.19 Assignment and Assumption Agreement between Mitel Networks Overseas Limited, then known as Mitel Networks (Barbados) Limited, Mitel Networks Corporation and Mitel Knowledge Corporation dated March 27, 2001*

      4.20 Assignment and Assumption Agreement between Mitel Networks Corporation and Mitel Knowledge Corporation dated February 16, 2001*

      4.21 Acquisition by Mitel Networks, Inc. and Mitel Networks Limited of preferred shares in Mitel Knowledge Corporation in February 2001 and March 2001*

      4.22 Acquisition Agreement by and between Mitel Corporation (now known as Zarlink Semiconductor Inc.), 3755461 Canada Inc. (now known as Mitel Systems Corporation) and Dr. Terence H. Matthews ("Acquisition Agreement"), dated January 2, 2001.*

            The following exhibits to the Acquisition Agreement have been omitted. Mitel Networks Corporation will furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request:

            Schedule 1.1(nn) Financial Statements Schedule
            Schedule 1.1(nnn) Permitted Encumbrances
            Schedule 2.2 Purchase Price Allocation Schedule
            Schedule 2.3 Audit Report Schedule
            Schedule 3.4 Authorized and Issued Capital - Vendor Group
            Schedule 3.6 Loan Agreement Particulars
            Schedule 3.7 Vendor Group Subsidiaries
            Schedule 3.8 Violations
            Schedule 3.9 Locations
            Schedule 3.11 Real and Leased Property
            Schedule 3.13 Real Property Leases
            Schedule 3.16(a)-(g) Business Intellectual Property
            Schedule 3.19 Material Contracts
            Schedule 3.20 Licenses and Permits
            Schedule 3.21 Consents
            Schedule 3.25 Tax Matters
            Schedule 3.26 Legal and Regulatory Proceedings
            Schedule 3.28 Environmental Matters
            Schedule 3.29 Employee Plans Excluding United States
            Schedule 3.30 Employee Benefit Plans - United States
            Schedule 3.31 Collective Agreements
            Schedule 3.32 Employees and Contractors
            Schedule 3.34 Customers and Suppliers
            Schedule 3.35 Product Warranties
            Schedule 3.36 Grants
            Schedule 6.1(a) Restructuring
            Schedule 6.2(a) Current Corporate Structure
            Schedule 6.2(b) Reorganization
            Schedule 6.2(d)(i) Lease Agreement
            Schedule 6.2(d)(ii) Phase V Lease
            Schedule 6.2(e) License Agreement
            Schedule 6.3(a) Transition Plan Agreement
            Schedule 6.11 Non-Competition Agreement
            Schedule 6.22 Employees

            Schedule 6.23 Tangible Personal Property
            Schedule 7.1(i) Form of Opinion of Vendor's Counsel
                            (Canada, UK and US)
            Schedule 7.1(m) Supply Agreement
            Schedule 7.1(n) Shareholders Agreement
            Schedule 7.1(p) Form of Release
            Schedule 7.3(f) Form of Opinion of Purchaser's Counsel

      4.23 Supply Agreement between Mitel Networks Corporation and Mitel Corporation (now known as Zarlink Semiconductor Inc.) dated February 16, 2001 and related amendment dated October 24, 2001* +

      4.24 Lease Agreement between Mitel Networks Limited and Mitel Semiconductor Limited, a subsidiary of Zarlink Semiconductor Inc. dated February 2, 2001*

      4.25 Intellectual Property License Agreement between Mitel Networks Corporation and Mitel Corporation (now known as Zarlink Semiconductor Inc.) dated February 16, 2001* +

      4.26 Amendment to the Intellectual Property License Agreement between Mitel Networks Corporation and Zarlink Semiconductor Inc. dated October 24, 2001*

      4.27 Patent Sub-License Agreement between Mitel Networks Corporation and Mitel Corporation (now known as Zarlink Semiconductor Inc.) dated February 16, 2001 under which Mitel Corporation (now known as Zarlink Semiconductor Inc.) licenses certain rights under a Patent License Agreement with Lucent Technologies Inc. dated April 1, 1998*
            +

      4.28 Non Competition and Non Solicitation Agreement between Mitel Corporation (now known as Zarlink Semiconductor Inc.), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor Inc., 3755461 Canada Inc., Mitel Networks Corporation and Mitel Research Park Corporation dated February 16, 2001*

      4.29 Promissory Notes between Mitel Networks Corporation and Wesley Clover Corporation, formerly 10750 Newfoundland Limited, dated between April 22, 2002 and July 25, 2002*

      4.30 Lease Agreement between Mitel Networks Corporation and Mitel Research Park Corporation dated March 27, 2001*

      4.31 Strategic Alliance Agreement between Mitel Networks Corporation and March Networks Corporation dated September 21, 2001*

      4.32 Global Distribution Agreement between Mitel Networks Corporation and March Networks Corporation dated February 15, 2002* +

      4.33 Amended and Restated Employment Contract between Mitel Networks Corporation and Donald Smith dated April 17, 2001* +

      4.34 Amended and Restated Employment Contract between Mitel Networks Corporation and Paul Butcher dated February 16, 2001* +

      4.35 Union Agreement between Mitel Communications Solutions, Inc. (now known as Mitel Networks Solutions, Inc.) and International Brotherhood of Electrical Workers Union expiring on September 30, 2003* +


      4.36 Integrated Communications Solutions R&D Project Agreement between Mitel Networks Corporation, Mitel Knowledge Corporation, March Networks Corporation and Her Majesty the Queen in Right of Canada dated October 10, 2002 +


      8.1   Subsidiaries of Mitel Networks Corporation*

----------
*     Previously filed as part of this Registration Statement.


+ Portions of this document have been submitted to the Secretary of the Securities and Exchange Commission for application for "Confidential Treatment."

Index to Financial Statements

Mitel Networks Corporation Audited Consolidated Financial Statements for the fiscal year ended April 28, 2002 and for the ten-week period ended April 27, 2001:

-    Independent Auditors' Report - Deloitte & Touche LLP                   F-2
-    Independent Auditors' Report - Ernst & Young LLP                       F-3
-    Consolidated Balance Sheets                                            F-4
-    Consolidated Statements of Operations                                  F-5
-    Consolidated Statements of Shareholders' Equity                        F-6
-    Consolidated Statement of Cash Flows                                   F-7
-    Notes to Consolidated Financial Statements                             F-8

Audited Combined Statement of Operations of the Communications Systems Division of Zarlink for the forty-six week period ended February 16, 2001:

-    Independent Auditors' Report                                           F-33
-    Combined Statement of Operations                                       F-34
-    Notes to Combined Statement of Operations                              F-35

Financial Statement Schedules:

      (Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)

-    Schedule II - Valuation of Qualifying Accounts

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                                 MITEL NETWORKS CORPORATION

                                                 /s/ DONALD W. SMITH
                                                 -------------------------------
                                                 Name:  Donald W. Smith
                                                 Title:  Chief Executive Officer


Date: December 6, 2002

[PHOTO OMITTED]                           MITEL NETWORKS
                                           CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with U.S. GAAP)

FOR THE YEAR ENDED
APRIL 28, 2002

(Audited)

INDEPENDENT AUDITORS' REPORT

To the Directors of Mitel Networks Corporation:

We have audited the consolidated balance sheet of Mitel Networks Corporation (a majority-owned subsidiary of Mitel Systems Corporation) and subsidiaries as of April 28, 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 28, 2002, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

On June 10, 2002, we reported separately to the shareholders of Mitel Networks Corporation on our audit, conducted in accordance with Canadian generally accepted auditing standards, of financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

                                                /s/ Deloitte & Touche LLP

                                                Deloitte & Touche LLP
Ottawa, Canada                                  Chartered Accountants

June 10, 2002 except as to Notes 4 and 24, which are as of December 6, 2002

INDEPENDENT AUDITORS' REPORT

To the Directors of Mitel Networks Corporation:

We have audited the consolidated balance sheet of Mitel Networks Corporation (a majority-owned subsidiary of Mitel Systems Corporation) and subsidiaries as of April 27, 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the ten weeks then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation as at April 27, 2001 and the results of its operations and its cash flows for the ten week period ended April 27, 2001 in accordance with accounting principles generally accepted in the United States of America.

On June 8, 2001, we reported separately to the shareholders of Mitel Networks Corporation on our audit, conducted in accordance with Canadian generally accepted auditing standards, of financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

                                              /s/ Ernst & Young LLP

Ottawa, Canada                                Ernst & Young LLP
August 2, 2002                                Chartered Accountants

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

                           Mitel Networks Corporation
            a majority-owned subsidiary of Mitel Systems Corporation
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
             (in millions of Canadian dollars, except share amounts)

--------------------------------------------------------------------------------
                                                                  As at
                                                           April 28,   April 27,
                                                             2002         2001
--------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                 $  5.7       $  8.4
  Short-term investments                                        --         37.4
  Accounts receivable (net of provisions
   of $7.7 in 2002 and $5.5 in 2001)                         114.0        107.2
  Inventories                                                 69.3         64.1
  Other receivables                                           12.3         19.8
  Prepaid expenses                                            11.4          8.8
--------------------------------------------------------------------------------
                                                             212.7        245.7

Long-term receivables                                         10.9          2.9
Property and equipment                                        46.4         45.5
Intangible and other assets                                   55.3        124.9
--------------------------------------------------------------------------------
                                                            $325.3       $419.0
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                                         $ 51.1       $   --
  Accounts payable and accrued liabilities                    73.7         98.5
  Income and other taxes payable                               1.9          5.8
  Deferred revenue                                            46.6         36.8
  Due to related parties                                      38.0         62.1
  Current portion of long-term debt                            5.8           --
--------------------------------------------------------------------------------
                                                             217.1        203.2

Long-term debt                                                23.6           --
Pension liability                                             10.3         10.3
--------------------------------------------------------------------------------
                                                             251.0        213.5
--------------------------------------------------------------------------------

Redeemable common shares, without par
 value - 14,000,000 shares authorized,
 issued and outstanding at April 28, 2002                     43.0           --
--------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity:
 Common shares, without par value - Authorized:
   unlimited; Issued and outstanding: 96,924,924
   at April 28, 2002 and 100,000,000 at April 27, 2001       261.1        251.3
  Deferred stock-based compensation                           (0.8)          --
  Accumulated deficit                                       (230.0)       (45.3)
  Accumulated other comprehensive income (loss)                1.0         (0.5)
--------------------------------------------------------------------------------
                                                              31.3        205.5
--------------------------------------------------------------------------------
                                                            $325.3       $419.0
--------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

                           Mitel Networks Corporation
            a majority-owned subsidiary of Mitel Systems Corporation
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      (in millions of Canadian dollars, except share and per share amounts)

--------------------------------------------------------------------------------
                                                    Year            Ten Weeks
                                                    Ended             Ended
                                               April 28, 2002     April 27, 2001
--------------------------------------------------------------------------------
Revenue
  Products                                      $      464.5       $       91.9
  Services                                              95.7               29.5
--------------------------------------------------------------------------------
                                                       560.2              121.4
--------------------------------------------------------------------------------

Cost of sales
  Products                                             278.8               53.2
  Services                                              52.2               11.2
--------------------------------------------------------------------------------
                                                       331.0               64.4
--------------------------------------------------------------------------------

Gross margin                                           229.2               57.0
--------------------------------------------------------------------------------

Expenses:
  Selling, general and administrative                  228.5               47.0
  Research and development                              92.2               20.1
  Special charges                                       11.7                 --
  Purchased in-process research and development           --               20.7
  Loss on sale of manufacturing operations               2.4                 --
  Amortization of acquired intangibles                  68.6               12.9
--------------------------------------------------------------------------------
                                                       403.4              100.7
--------------------------------------------------------------------------------

Operating loss                                        (174.2)             (43.7)

Interest expense                                        (4.7)              (0.2)
Other expense, net                                      (0.6)              (0.5)
--------------------------------------------------------------------------------

Loss before income taxes                              (179.5)             (44.4)

Income tax expense                                      (0.2)              (0.9)
--------------------------------------------------------------------------------

Net loss                                        $     (179.7)      $      (45.3)
--------------------------------------------------------------------------------

Net loss per common share:
      Basic and diluted                         $      (1.73)      $      (0.45)
--------------------------------------------------------------------------------

Weighted average number of common
 shares outstanding
      Basic and diluted                          106,848,314        100,000,000
--------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

                           Mitel Networks Corporation
            a majority-owned subsidiary of Mitel Systems Corporation
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             (in millions of Canadian dollars, except share amounts)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                  Common Shares           Deferred                         Other           Total
                                             -----------------------    Stock-based     Accumulated    Comprehensive   Shareholders'
                                               Shares        Amount     Compensation      Deficit      Income (Loss)      Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 16, 2001                          --     $   --      $   --           $   --         $   --          $   --

Net loss                                              --         --          --            (45.3)            --           (45.3)
Loss on currency translation                          --         --          --               --           (0.5)           (0.5)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                    --         --          --            (45.3)          (0.5)          (45.8)
------------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock                     100,000,000      251.3          --               --             --           251.3
------------------------------------------------------------------------------------------------------------------------------------

Balance at April 27, 2001                    100,000,000      251.3          --            (45.3)          (0.5)          205.5

Net loss                                              --         --          --           (179.7)            --          (179.7)
Gain on currency translation                          --         --          --               --            1.5             1.5
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                           --         --          --           (179.7)           1.5          (178.2)
------------------------------------------------------------------------------------------------------------------------------------

Non-cash capital contribution                         --        7.5          --               --             --             7.5
Common shares issued:
 Cash                                          5,606,180       22.5          --               --             --            22.5
 Acquisitions                                    607,441        2.4          --               --             --             2.4
 Professional services received                   62,709        0.3          --               --             --             0.3
 Exercise of stock options                         3,562         --          --               --             --              --
 Employee stock purchase plan                    645,032        2.6          --               --             --             2.6
 Common share issue costs                             --       (0.8)         --               --             --            (0.8)
 Share purchase loans                                 --       (9.3)         --               --             --            (9.3)
 Share purchase loan repayments                       --        5.6          --               --             --             5.6
Redeemable common shares
  reclassified to mezzanine
  equity                                     (10,000,000)     (25.9)         --               --             --           (25.9)
Redeemable common share accretion                     --         --          --             (1.1)            --            (1.1)
Stock-based dividends                                 --        3.9          --             (3.9)            --              --
Deferred stock-based compensation                     --        1.0        (1.0)              --             --              --
Amortization of deferred
  stock-based compensation                            --         --         0.2               --             --             0.2
------------------------------------------------------------------------------------------------------------------------------------

Balance at April 28, 2002                     96,924,924     $261.1      $ (0.8)          $(230.0)       $  1.0          $ 31.3
------------------------------------------------------------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

              Mitel Networks Corporation majority-owned subsidiary
                          of Mitel Systems Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in millions of Canadian dollars)

--------------------------------------------------------------------------------
                                                             Year      Ten Weeks
                                                            Ended        Ended
                                                           April 28,   April 27,
                                                             2002         2001
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

Operating activities:
  Net loss                                                  $(179.7)     $(45.3)
  Adjustments to reconcile net loss to
   net cash from operating activities:
    Amortization and depreciation                             89.3         17.8
    Purchased in-process research and development               --         20.7
    Stock-based compensation                                   0.2           --
    Allowance for doubtful accounts                            2.6          0.3
    Inventory obsolescence                                     2.6          1.2
    Loss on sale of manufacturing operations                   1.9           --
    Adjustments to other non-cash items, net                   0.4          0.1
    Change in non-cash operating assets
      and liabilities, net                                   (14.1)        (1.3)
--------------------------------------------------------------------------------

Net cash used in operating activities                        (96.8)        (6.5)
--------------------------------------------------------------------------------

Investing activities:
  Additions to property and equipment                        (18.3)        (2.4)
  Acquisition                                                 (0.8)          --
  Realized foreign exchange loss on
    hedging activities                                        (1.5)          --
  Realized foreign exchange gain on
    hedging activities                                         1.4           --
--------------------------------------------------------------------------------

Net cash used in investing activities                        (19.2)        (2.4)
--------------------------------------------------------------------------------

Financing activities:
  Proceeds from bank indebtedness                             51.4           --
  Proceeds from related party loans                           52.0         15.4
  Repayment of related party loans                           (56.4)          --
  Proceeds from long-term debt                                28.1           --
  Repayment of long-term debt                                 (1.9)          --
  Proceeds from sale lease-back                                3.4           --
  Repayment of capital lease liabilities                      (0.4)          --
  Debt issue costs                                            (0.3)          --
  Proceeds from issue of redeemable
    common shares                                             16.0           --
  Proceeds from issue of common shares - net                  21.6           --
--------------------------------------------------------------------------------

Net cash from financing activities                           113.5         15.4
--------------------------------------------------------------------------------

Effect of currency translation on cash
  and cash equivalents                                        (0.2)        (0.1)
--------------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                                 (2.7)         6.4

Cash and cash equivalents, beginning
  of period                                                    8.4          2.0
--------------------------------------------------------------------------------

Cash and cash equivalents, end of
  period                                                    $  5.7       $  8.4
--------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

                                                 [LOGO] MITEL  |  it's about YOU

                           MITEL NETWORKS CORPORATION
            a majority-owned subsidiary of Mitel Systems Corporation
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (in millions of Canadian dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS

      Mitel Networks Corporation (the "Company") is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, and government segments, principally in the United States, Europe, Canada, the Asia/Pacific region and Latin America regions.

2.    BACKGROUND AND BASIS OF PRESENTATION

      The Company was incorporated under the laws of Canada on January 12, 2001 and is a majority-owned subsidiary of Mitel Systems Corporation ("Systems"), a private company. On February 16, 2001, the Company acquired the "Mitel" name and substantially all of the assets and subsidiaries of the Communications Systems Division (the "Division") of Zarlink Semiconductor Inc. ("Zarlink"), formerly Mitel Corporation, excluding the Canadian real estate and most intellectual property assets. Zarlink, which retained its semiconductor division, sold 90 percent (or 90,000,000 common shares) of the Company to Mitel Systems Corporation ("Systems"), a private company and unaffiliated third party, for total consideration of $232.9. Zarlink retained a 10 percent ownership (or 10,000,000 common shares) in the Company (see also note 16). At the same time, the intellectual property assets related to the Division were acquired by a company (the "Funding Company") controlled by the Company's controlling shareholder and Chairman of the Board of Directors (the "Principal Shareholder"). The Company's assets and liabilities were revalued using push-down accounting to reflect the purchase price adjustments recorded by Systems. The purchase price adjustments were based on fair values assigned to net assets as determined by an independent valuation firm using standard valuation techniques. The fair market values of patents, developed and in-process technologies were determined using the income approach, which discounts management's best estimate of future cash flows to present value using a discount rate of 16% for developed technology and 21% for in-process technology, as adjusted to reflect additional risks inherent in the development life cycle. The fair market value of the acquired customer base was estimated based on market prices in actual transactions and on asking prices for assets currently available for sale. The fair market value of the acquired workforce was estimated based on a replacement cost approach. Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of two years. The approximate fair value of the assets and liabilities acquired amounted to $355.8 (including $20.7 of acquired in-process technology) and $122.9, respectively and are detailed as follows:

      Current assets                                                      $173.6
      Fixed assets                                                          36.0
      Intangible assets                                                    141.7
      Other long-term assets                                                 4.5
      --------------------------------------------------------------------------
      Total assets                                                         355.8
      --------------------------------------------------------------------------

      Current liabilities                                                  113.5
      Pension liability                                                      9.4
      --------------------------------------------------------------------------
      Total liabilities                                                    122.9
      --------------------------------------------------------------------------

      Cash consideration                                                  $232.9
      --------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      The effects of the push-down accounting adjustments on the book value of the Company's major classes of assets and shareholders' equity accounts are as follows:

      Current assets                                               $(16.1)
      Fixed assets                                                  (34.8)
      Intangible assets                                             154.9
      Other long-term assets                                         (2.2)
      --------------------------------------------------------------------
      Total assets                                                  101.8

      Current liabilities                                            (9.4)
      Pension liability                                              (7.3)
      --------------------------------------------------------------------

      Common stock                                                 $ 85.1
      --------------------------------------------------------------------

      The results of operations of the acquired business have been included from the date of acquisition, resulting in a ten-week fiscal period to the Company's first fiscal year end.

3.    ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles.

      a) Fiscal Year End

      The Company's fiscal year end was the last Sunday in April for Fiscal 2002. Normally this results in a fifty-two week year with four thirteen week quarters. For the ten-week period ended April 27, 2001, the fiscal year end was the last Friday in April.

      b) Basis of Consolidation

      The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.

      c) Use of Estimates

      The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, taxes and contingencies. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

      d) Foreign Currency Translation

      Assets and liabilities of the Company's foreign operations are translated from foreign currencies into Canadian dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at average exchange rates for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity.

      Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any one operation, are translated to the local currency at the exchange rates in effect at the balance sheet date, and transactions included in earnings are translated at average exchange rates during the period. Exchange gains and losses resulting from the translation of these accounts are included in other expense, net, in the Consolidated Statements of Operations.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      e) Revenue Recognition

      The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, fee is fixed or determinable, and collection is reasonably assured.

      Indirect channels

      The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

      The Company's standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company's resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company's products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

      Direct channels


      The Company sells products, including installation and related maintenance and support services, directly to customers. Installation services are not essential to the functionality of the products. For products sold through direct channels, revenue is recognized at the time of delivery based on prior experience of successful compliance with customer specifications, except in circumstances when experience of successful compliance with customer specifications has not been demonstrated, revenue is deferred until such compliance is achieved. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions.
      Revenue from customer support and maintenance contracts is recognized ratably over the contractual period, generally one year. Revenue from professional services is recognized on a time and materials basis. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.


      Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.

      The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services ("Managed Services") and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      f) Cash and Cash Equivalents

      All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash equivalents approximates the amounts shown in the financial statements.

      g) Inventories

      Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. Until the disposal of the Company's manufacturing operations on August 31, 2001 (see note 4), the cost of finished goods and work in process included material, labor and manufacturing overhead. The Company provides inventory allowances based on estimated excess and obsolete inventories.

      h) Property and Equipment

      Capital assets are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") 121 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

      i) Intangible Assets

      Intangible assets include patents, trademarks, acquired developed technology, customer base and workforce. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets. The carrying value of these assets is periodically reviewed by management for potential permanent impairment. The Company evaluates intangible assets for impairment in accordance with SFAS 121 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

      In June 2001, the Financial Accounting Standards Board ("FASB") SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The Company has adopted SFAS 141 effective April 29, 2002. SFAS 142 requires goodwill and intangible assets with indefinite useful lives to be tested for impairment and written down when impaired, rather than being amortized as previous standards required. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. On adoption of the new rules, the Company is expected to reclassify to goodwill the acquired workforce totaling $7.6 at April 28, 2002 previously classified as purchased intangible assets, and to cease its amortization. Application of the non-amortization provisions of SFAS 142 to goodwill is expected to result in an increase in earnings before income taxes of $7.6 in Fiscal 2003. The reassessment of the useful life of identifiable intangibles will be completed in the first quarter of Fiscal 2003 and the transitional goodwill impairment test will be completed before October 27, 2002.

      j) Derivative Financial Instruments

      The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other expense, net, in the consolidated statements of operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes.

      The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      k) Income Taxes

      Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using enacted tax rates and laws. Deferred tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.

      l) Research and Development

      Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date, except intangible assets acquired on February 16, 2001 arising from push-down accounting.

      m) Defined Benefit Pension Plan

      Pension expense is actuarially determined using the projected benefit method prorated on service and management's best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

      n) Stock-Based Compensation Plan

      The Company has a stock-based compensation plan described in note 17. The Company generally grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, the Company generally recognizes no compensation expense with respect to employee awards. Under SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company recognizes compensation expense in connection with grants to non-employees and former employees and also applies variable plan accounting to such unvested grants. The Company discloses in note 17 the required pro forma effect on net loss and loss per share of determining compensation cost using a fair value based method as is required by SFAS 123.

      o) Earnings (Loss) per Common Share

      Basic earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

      p) Other Comprehensive Income (Loss)

      Other comprehensive income (loss) is recorded directly to a separate section of shareholders' equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries.

      q) Advertising Costs

      The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded as part of selling, general and administrative expenses. The Company incurred $13.2 and $3.1 in advertising costs during the year ended April 28, 2002 and the ten-week period ended April 27, 2001, respectively.

      r) Comparative Figures

      Certain of the 2001 comparative figures have been reclassified to conform to the Fiscal 2002 presentation.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      s) Recent Accounting Pronouncements

      The Emerging Issue Task Force ("EITF") issued Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". EITF 01-9 addresses the accounting and income statement classification of costs that a vendor incurs to or on behalf of a reseller in connection with the reseller's purchase or promotion of the vendor's products. The Company has adopted this standard as of April 29, 2002. The adoption of this standard did not have any impact on the classification of the Company's advertising costs.

      In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". The standard applies to obligations associated with the retirement of tangible long-lived assets. The standard is effective for fiscal periods beginning after June 15, 2002 and will be adopted by the Company as of May 2003. It is not expected that the adoption of this standard will have a material impact on the Company's financial position, results of operations or cash flows.

      In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The standard is effective for fiscal periods beginning after December 15, 2001 and has been adopted by the Company as of April 29, 2002. It is not expected that the adoption of this standard will have a material impact on the Company's financial position, results of operations or cash flows.

      In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit of Disposal Activities". The standard will require Mitel Networks to recognize costs associated with exit or disposal activities when they are incurred rather than when we commit to an exit or disposal plan. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this standard are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003. This standard does not currently impact Mitel Networks.

4.    RELATED PARTY TRANSACTIONS

      Significant related party transactions with companies controlled by or related to the Principal Shareholder, not otherwise disclosed in the financial statements, include the following:

      Research and development

      Effective February 16, 2001, the Company entered into a research and development agreement with the Funding Company, under which the Company receives funding to perform research and development. The Funding Company owns the intellectual property for the products developed and licenses certain of the intellectual property rights to the Company in exchange for royalties based on a percentage of sales of products developed under the programs. Effective March 27, 2001, a wholly-owned subsidiary of the Company and the Funding Company entered into a research and development cost-sharing agreement pursuant to which the two parties agreed to share the costs of research and development and in exchange the Company obtains a license to additional intellectual property rights. In addition, the Company will transfer to the Funding Company any investment tax credits ("ITCs") earned on the research and development activity to the extent that such ITCs are not required to reduce the Company's Canadian federal tax payable. The initial term of the agreement is five years with automatic subsequent annual renewals unless the parties mutually agree to terminate the agreement.

      During Fiscal 2002, the Company received $10.0 (ten weeks ended April 27, 2001 - $1.5) in research and development funding, net of royalty expenses of $0.3 (ten weeks ended April 27, 2001 - $0.6), that was recorded as part of due to related parties. As at April 28, 2002, net balances payable pursuant to this agreement amounted to $15.5 (April 27, 2001 - balance receivable of $2.5).


      The Company has an option to acquire the intellectual property under certain terms and conditions, at a price equal to the sum of (a) the value on February 16, 2001 of the intellectual property asset of $3.8 acquired by the Funding Company from Zarlink, and (b) the cumulative research and development funding of $11.5 received from the Funding Company, net of royalty expenses, to be satisfied by the issuance of common shares from treasury with an assigned fixed value of $5.25 per share, which was greater than the fair value of the Company's common shares at the time the agreement was entered into. Had the Company exercised the option to acquire the intellectual property

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      for the products developed under the programs up to the end of Fiscal 2002, 2,917,796 shares (2001 - 1,019,269 shares) would have been issued pursuant to the terms of the agreement.


      Effective November 1, 2002, the Company approved the exercise of the option to acquire the intellectual property from the Funding Company at a price of approximately $12.5 that will be satisfied by the issuance of approximately 4,555,169 common shares from treasury with a fair value of $2.75 per share, which is based upon an independent valuation. The purchase price was determined in accordance with the formula described above. As a result, the research and development agreement and the research and development cost-sharing agreement have been terminated. This transaction will result, in Fiscal 2003, in the reclassification of the liability to issue common shares of $15.3 recorded in the due to related parties balance at April 28, 2002 to common shares.


      Disposal of manufacturing operations

      On  August  31,  2001,  the  Company  sold its  manufacturing  operations, comprising  plant,  equipment,  workforce  and  certain  liabilities  to a company controlled by the Principal Shareholder (the "Affiliated Supplier") for total net consideration of $7.8 in the form of long-term promissory notes receivable of $8.4 and promissory notes payable of $0.6. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable are secured by a first charge on the manufacturing assets transferred, bear interest at LIBOR rate plus 1.5 percent and are due on August 31, 2003. Interest income related to the promissory notes receivable amounted to $0.3 in Fiscal 2002 (period ended April 27, 2001 - $nil). The promissory notes payable bear interest at LIBOR rate plus 1.5 percent, are due on August 31, 2002 and were recorded in due to related parties. Interest expense recorded in the current year in connection with these promissory notes payable was immaterial. The transaction resulted in a loss on disposal of $2.4 that was recorded in operating expenses.

      In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby the Affiliated Supplier will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement is three years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for an additional term of three years and thereafter shall be automatically renewed for additional consecutive one-year periods. Under the terms of the supply agreement, the Affiliated Supplier is required to purchase the Company's raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2002, the Company purchased $127.4 of products and services and sold $31.2 of raw material inventory under this agreement (period ended April 27, 2001 - $nil). As at April 28, 2002, balances payable pursuant to this agreement amounted to $18.3 (April 27, 2001 - $nil) and balances receivable pursuant to this agreement amounted to $7.1 (April 27, 2001 - $nil).


      On August 31, 2001, the Company also entered into service agreements with the Affiliated Supplier to provide human resource, finance and information systems support services during the transition period ended December 31, 2001 and to provide facilities management services for the period covering the term of the premise lease agreements. Amounts charged to the Affiliated Supplier were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2002, the Company provided services valued at $9.3 under these agreements (period ended April 27, 2001 - $nil). As at April 28, 2002, balances receivable pursuant to these agreements were not material (April 27, 2001 - $nil).


      Leased properties

      In March 2001, the Company entered into a lease agreement for its Ottawa-based headquarter facilities of 512,391 square feet with a company controlled by the Principal Shareholder, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

      On August 31, 2001, the Company entered into sublease agreements with the Affiliated Supplier for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and the Affiliated Supplier. See note 14 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      Other

      On April 27, 2001, the Company held a $37.4 preferred share short-term investment in, and $41.8 of non-interest bearing demand promissory notes payable to the Funding Company in connection with the disposal of the Division by Zarlink on February 16, 2001. The promissory notes payable were recorded in due to related parties at April 27, 2001. During Fiscal 2002, the short-term investment was redeemed in exchange for the settlement of an equal amount of demand promissory notes payable. The remaining promissory notes outstanding at April 27, 2001 were repaid in Fiscal 2002.

      On April 27, 2001, the Company also held $7.5 of non-interest bearing demand promissory notes payable to Zarlink and Systems in connection with the disposal of the Division by Zarlink on February 16, 2001. These promissory notes were included in due to related parties at April 27, 2001. In June 2001, Zarlink and Systems made a contribution to the capital of the Company in exchange for the settlement of the promissory notes.

      During the fiscal year ended April 28, 2002 and the ten-week period ended April 27, 2001, the Company borrowed, from time to time, funds from companies controlled by the Principal Shareholder to finance its operations. At April 28, 2002, demand loans payable amounted to $11.0 (April 27, 2001 - $15.4) and bore interest at prime rate (currently at 3.75 percent) plus 0.5 percent. The loan balance outstanding at April 27, 2001 bore interest at the Deutsche Banc Alex Brown call rate of 5.75 percent plus 0.75 percent. Interest expense incurred on these related party loans amounted to $1.9 in Fiscal 2002 (ten weeks ended April 2001 - $nil).

      In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with a company (the "Partner Company") controlled by the Principal Shareholder to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. The Partner Company develops, manufactures and distributes broadband integrated technology solutions enabling businesses and service providers to deliver enhanced multimedia communication services. During Fiscal 2002, the Company purchased $2.3 in products and services from the Partner Company and had a balance payable of $0.4 recorded in the due to related parties pursuant to this agreement at April 28, 2002 (April 27, 2001 - $nil).

      Other sales to, purchases from and net balances receivable from companies related to the Principal Shareholder and arising in the normal course of the Company's business amounted to $0.3, $0.4 and $0.8, respectively for the year ended April 28, 2002 (period ended April 27, 2001 - $nil, $nil and $0.1, respectively).

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

5.    SPECIAL CHARGES

      During Fiscal 2002, the Company executed restructuring programs to reduce its sales, marketing, administrative and R&D workforce. In August 2001, the Network Access Solutions R&D program was cancelled based on the decision to exit non-core operations. Accordingly, pre-tax special charges of $11.7 related to these actions were recorded in Fiscal 2002. The workforce reduction costs included in the special charges related to severance and benefits associated with 278 terminated employees throughout the world. Although these restructuring programs were completed at April 28, 2002, payments of the liabilities are expected to be completed in the first quarter of Fiscal 2003. As a result of the workforce reduction, the Company recorded a loss on disposal of capital assets of $0.6. The following table summarizes details of Fiscal 2002 special charges, including a description of the type and amount of the liabilities assumed, and activity in the provision account from the date of the charge through April 28, 2002. Activity represents payments made or amounts written-off:

                                                                    Provision
                                 Cash/     Special                Balance as at
Description                    Non-Cash    Charge     Activity   April 28, 2002
--------------------------------------------------------------------------------
Workforce reduction              Cash       $10.5       $7.2          $3.3
Loss on disposal of
  capital assets               Non-Cash       0.6        0.6            --
Legal costs                      Cash         0.6        0.4           0.2
--------------------------------------------------------------------------------
                                            $11.7       $8.2          $3.5
--------------------------------------------------------------------------------

6.    SEGMENT INFORMATION

      General description

      The Company reports its operations in two segments: the Communications Solutions segment ("Solutions") and the Customer Services segment ("Services"). The Solutions segment represents the Company's core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through the Company's dealer and reseller network and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services. These services are provided through the Company's direct sales offices throughout North America and the United Kingdom.


      The Company's Chief Executive Officer ("CEO") has been identified as the chief operating decision maker. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company's internal management system which reports segmented operating income (loss) representing sales less the cost of sales and direct expenses incurred within the operating segments. The Company does not allocate general and administrative expenses, amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in corporate and other in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measure to allocate resources and assess performance. Depreciation of property and equipment is allocated to each segment based on available segmented property and equipment information. Inter-segment sales are based on fair market values and are eliminated on consolidation. The accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      Business segments

      The following table sets forth information by business segment:

                                                                                                            Corporate
                                                                               Solutions      Services       and Other       Total
------------------------------------------------------------------------------------------------------------------------------------
Year ended April 28, 2002

  External revenue                                                               $248.7         $311.5        $   --         $560.2
  Inter-segment revenue                                                            51.4             --         (51.4)            --
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                                                   300.1          311.5         (51.4)         560.2
------------------------------------------------------------------------------------------------------------------------------------

  Depreciation of property and equipment                                            8.0            4.6           8.1           20.7
------------------------------------------------------------------------------------------------------------------------------------

  Segment operating income (loss)                                                 (96.2)          54.2            --          (42.0)
  Corporate and unallocated shared expenses                                          --             --         (49.3)         (49.3)
  Stock-based compensation                                                           --             --          (0.2)          (0.2)
  Special charges                                                                    --             --         (11.7)         (11.7)
  Loss on sale of manufacturing operations                                           --             --          (2.4)          (2.4)
  Amortization of intangible assets                                                  --             --         (68.6)         (68.6)
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                         (96.2)          54.2        (132.2)        (174.2)
------------------------------------------------------------------------------------------------------------------------------------

Ten weeks ended April 27, 2001

  External revenue                                                               $ 47.9         $ 73.5        $   --         $121.4
  Inter-segment revenue                                                            14.8             --         (14.8)            --
------------------------------------------------------------------------------------------------------------------------------------
  Total revenue                                                                    62.7           73.5         (14.8)         121.4
------------------------------------------------------------------------------------------------------------------------------------

  Depreciation of property and equipment                                            2.4            0.4           2.0            4.8
------------------------------------------------------------------------------------------------------------------------------------

  Segment operating income (loss)                                                 (11.4)          12.5            --            1.1
  Corporate and unallocated shared expenses                                          --             --         (11.2)         (11.2)
  In-process research and development                                                --             --         (20.7)         (20.7)
  Amortization of intangible assets                                                  --             --         (12.9)         (12.9)
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                         (11.4)          12.5         (44.8)         (43.7)
------------------------------------------------------------------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      Product information

      The following table sets forth net sales for groups of similar products and services:

                                                             Year      Ten Weeks
                                                            Ended        Ended
                                                           April 28,   April 27,
                                                             2002         2001
--------------------------------------------------------------------------------

Products:
 Communications platforms and desktop appliances             $383.3       $ 64.3
 OEM products                                                  29.3         14.2
 Software applications                                         26.3          6.1
 Other (1)                                                     25.6          7.3
--------------------------------------------------------------------------------
                                                              464.5         91.9
--------------------------------------------------------------------------------

Services:
 Maintenance, support and training                             74.0         23.3
 Professional services                                         10.9          5.1
 Managed services                                              10.8          1.1
--------------------------------------------------------------------------------
                                                               95.7         29.5
--------------------------------------------------------------------------------

  Total                                                      $560.2       $121.4
--------------------------------------------------------------------------------

      (1) Other products include mainly Network Access Solutions products representing four percent and five percent of total revenue in Fiscal 2002 and for the ten-week period ended April 27, 2001, respectively.

      Geographic information

      Revenues from external customers are attributed to geographic areas based on location of the customers. Geographic long-lived asset information is based on the physical location of the assets as at the end of each fiscal period. The following table sets forth information by geographic areas:

                                                     Year Ended April 28, 2002                    Ten Weeks Ended April 27, 2001
                                              -----------------------------------------      ---------------------------------------
                                                             Property                                       Property
                                                                and         Intangible                         and        Intangible
                                              Revenue        Equipment        Assets         Revenue        Equipment       Assets
------------------------------------------------------------------------------------------------------------------------------------
Canada                                         $ 35.8          $ 22.0         $ 11.2          $  8.4          $ 22.3          $ 25.2
United States                                   289.6             1.2           16.5            59.7             2.6            37.3
United Kingdom                                  196.5            18.4            9.1            44.1            14.4            20.6
Barbados                                           --              --           18.5              --              --            41.8
Other foreign countries                          38.3             0.5             --             9.2              --              --
------------------------------------------------------------------------------------------------------------------------------------
                                               $560.2          $ 42.1         $ 55.3          $121.4          $ 39.3          $124.9
------------------------------------------------------------------------------------------------------------------------------------

      Concentrations

      The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company's revenue for the year ended April 28, 2002 or for the ten weeks ended April 27, 2001.

      As a result of the disposal of the manufacturing  operations  described in note 4, the Affiliated Supplier exclusively manufactures substantially all of the Company's Communications Solutions products at facilities located in Canada, the United States and the United Kingdom. The Company is not obligated to purchase products from the Affiliated

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      Supplier in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by the Affiliated Supplier. In addition, the Company may be obligated to purchase certain excess inventory levels from the Affiliated Supplier that could result from the Company's actual sales of product varying from forecast. As at April 28, 2002, there was no excess inventory level for which the Company was committed. The Company's supply agreement with the Affiliated Supplier results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company's operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments. The Company is not aware of any other significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on the Company's financial position, results of operations or cash flows.

7.    OTHER RECEIVABLES

      Included in other receivables is an amount of $11.6 (2001 - $16.1) for unbilled accounts.

8.    INVENTORIES

                                                  April 28,         April 27,
                                                    2002              2001
      --------------------------------------------------------------------------
      Raw materials                                 $12.7            $32.0
      Work-in-process                                  --              5.8
      Finished goods                                 56.6             26.3
      --------------------------------------------------------------------------
                                                    $69.3            $64.1
      --------------------------------------------------------------------------

      In connection with the disposal of its manufacturing operations, the Company recorded a lower of cost or market adjustment of its inventory in the amount of $2.1 (2001 - $nil) to reduce the carrying value of its raw material inventory.

9.    PROPERTY AND EQUIPMENT

                                                  April 28,        April 27,
                                                    2002             2001
      --------------------------------------------------------------------------
      Cost:
        Land                                        $ 0.7            $ 0.7
        Buildings                                     5.9              6.0
        Equipment                                    62.2             43.1
      --------------------------------------------------------------------------
                                                     68.8             49.8
      --------------------------------------------------------------------------
      Less accumulated depreciation:
        Buildings                                     0.1              0.1
        Equipment                                    22.3              4.2
      --------------------------------------------------------------------------
                                                     22.4              4.3
      --------------------------------------------------------------------------
                                                    $46.4            $45.5
      --------------------------------------------------------------------------

      As at April 28, 2002, equipment included leased assets with cost of $3.3 and accumulated depreciation of $0.6 and equipment utilized in the provision of Managed Services (see note 2(e)) with cost of $12.2 and accumulated depreciation of $2.9. Depreciation expense recorded in Fiscal 2002 amounted to $20.7 (ten weeks ended April 27, 2001 - $4.8).

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

10.   INTANGIBLE AND OTHER ASSETS

                                                     April 28,     April 27,
                                                       2002          2001
      --------------------------------------------------------------------------
      Cost:
        Developed technology                          $ 90.0        $ 85.5
        Workforce                                       20.1          27.4
        Customer base                                   21.9          21.8
        Patents, trademarks and other                    2.9           3.1
      --------------------------------------------------------------------------
                                                      $134.9        $137.8
      --------------------------------------------------------------------------
      Less accumulated amortization:
        Developed technology                            52.7           8.1
        Workforce                                       12.4           2.6
        Customer base                                   13.6           2.1
        Patents, trademarks and other                    0.9           0.1
      --------------------------------------------------------------------------
                                                        79.6          12.9
      --------------------------------------------------------------------------
                                                      $ 55.3        $124.9
      --------------------------------------------------------------------------

      On August 31, 2001, the Company disposed of its manufacturing workforce with cost of $7.4 and accumulated amortization of $2.0 (see also note 4).

11.   BANK INDEBTEDNESS

      The Company has a 364 day revolving credit facility of $60.0 (or the equivalent amount in U.S. dollars) that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 0.5 percent or LIBOR or Bankers' Acceptances plus 1.5 percent and is secured by a general assignment of substantially all the Company's accounts receivable. The credit facility matures on January 23, 2003 and contains certain restrictions and financial covenants. At April 28, 2002, the Company was in compliance with the restrictions and financial covenants. At April 28, 2002, the Company had borrowed cash of $51.1 under this facility and $0.6 was committed under letter of credit arrangements.

      In addition, during the year ended April 28, 2002, the Company's United Kingdom ("U.K.") subsidiary entered into a $2.3 ((pound)1.0) overdraft facility and indemnity facilities totaling $9.1 ((pound)4.0) available for letters of credit and other guarantees. At April 28, 2002, $0.6 of the U.K. facilities was committed under letters of credit and other indemnities.

12.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                     April 28,     April 27,
                                                       2002          2001
      --------------------------------------------------------------------------
      Trade payables                                  $15.6          $20.3
      Employee-related payables                        13.6           15.5
      Goods received not invoiced                       8.7           13.8
      Other accrued liabilities                        35.8           48.9
      --------------------------------------------------------------------------
                                                      $73.7          $98.5
      --------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

13.   LONG-TERM DEBT

                                                       April 28,       April 27,
                                                         2002            2001
--------------------------------------------------------------------------------

Capital leases, at interest rates varying from
9.1% to 11.4%, payable in monthly installments,
with maturity dates ranging from 29 to 31 months,
secured by the leased assets                            $ 2.9          $  --

Chattel mortgage loan, bearing interest at 7.7%,
payable in monthly installments and due in
October 2004, secured by certain United Kingdom
equipment [(pound)5.0]                                    9.6             --

Mortgage loan, bearing interest at 7.4%, payable
in quarterly installments of (pound)0.3 with the
balance due in December 2006, secured by the
United Kingdom real estate properties [(pound)7.5]       16.9             --
--------------------------------------------------------------------------------
                                                         29.4             --
Less: current portion                                     5.8             --
--------------------------------------------------------------------------------
                                                        $23.6          $  --
--------------------------------------------------------------------------------

      Pursuant to the terms of the building mortgage agreement, the Company's U.K. subsidiary must comply with certain financial covenants. At April 28, 2002, the subsidiary was in compliance with these financial covenants.

      Interest expense related to long-term debt, including obligations under capital leases, was $0.9 in Fiscal 2002 (2001 - $nil). Future minimum lease payments under capital leases total $3.4 of which $1.2, $1.2 and $1.0 relate to fiscal years 2003 to 2005, respectively. Interest costs of $0.5 are included in the total future lease payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2003 - $4.9; 2004 - $5.3; 2005 - $3.5; 2006 - $1.5; 2007 and beyond - $11.3.

14.   COMMITMENTS

      Operating leases

      The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see note 4). Rental expense and income on operating leases were as follows:

                                                      Year          Ten Weeks
                                                     Ended            Ended
                                                April 28, 2002    April 27, 2001
      --------------------------------------------------------------------------

      Rental expense
        Arms-length                                  $15.6            $ 3.1
        Related party                                  9.6              1.0
      --------------------------------------------------------------------------
        Total                                        $25.2            $ 4.1
      --------------------------------------------------------------------------

      Rental income
        Arms-length                                  $ 1.7            $ 0.2
        Related party                                  4.1               --
      --------------------------------------------------------------------------
        Total                                        $ 5.8            $ 0.2
      --------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      Future operating minimum lease payments and future sublease income are as follows:

                           Future Lease Payments         Future Lease Income
                        ---------------------------   --------------------------
Fiscal year             Arms-length   Related Party   Arms-length  Related Party
--------------------------------------------------------------------------------

2003                       $14.0          $ 8.7          $ 1.7         $ 4.0
2004                        10.2            8.7            1.7           4.0
2005                         5.5            8.7            1.7           4.0
2006                         3.0            8.7            1.6           4.0
2007                         2.2            8.7            0.2           2.9
Thereafter                  14.9           34.1            1.4          24.5
--------------------------------------------------------------------------------

Total                      $49.8          $77.6          $ 8.3         $43.4
--------------------------------------------------------------------------------

      Capital expenditures

      As at April 28, 2002,  capital  expenditure  commitments to the Affiliated
      Supplier  and  other  unrelated   parties   amounted  to  $0.7  and  $nil,
      respectively (2001 - $nil and $5.2, respectively).

15.   CONTINGENCIES

      The Company is a defendant in a small number of claims or potential claims that have arisen in the normal course of its business. In the opinion of the Company's legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

16.   REDEEMABLE COMMON SHARES

      Pursuant to a subscription agreement dated August 31, 2001 (the "Commencement Date") entered into with an unrelated private corporation (the "Investor"), the Company issued 4,000,000 common shares for cash consideration of $16.0. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, including (i) the Company's failure to complete an initial public offering of its common shares ("IPO") on or before the fifth anniversary of the subscription agreement; (ii) a change in the Principal Shareholder's status as an officer or director of the Company prior to an IPO; (iii) the disposal by the Principal Shareholder of more than twenty-five percent of his investment in the Company to an unrelated party prior to an IPO, or
      (iv) the disposal by the Principal Shareholder of any common shares held in the Company at a price below $4.00 per share prior to an IPO, the Investor has the right (the "Put Right") to require the Company to redeem all or part of its common shares at a price of $4.00 per share plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. The Investor also has additional non-interest bearing Put Rights that can be exercised at a price of $4.00 per share at any time after the occurrence of either of the following events: (i) the Company's failure to receive, before April 30, 2003, a commitment for a grant from the "Technology Partnership Canada" program (the "TPC Program") of the Government of Canada in the amount of $45.0; or
      (ii) the absence of a commitment by the Principal Shareholder, before April 30, 2003, to provide a minimum of $45.0 in funding to the Company. Accordingly, the common shares, including an amount of $0.8 accreted for accrued interest for Fiscal 2002, were recorded in the mezzanine section of the April 28, 2002 Consolidated Balance Sheet. The accreted interest was recorded as an increase to accumulated deficit as at April 28, 2002.

      If, at any time prior to the Company having completed a single equity or equity component financing of at least $20.0, the Company issues common shares or common share equivalents (the "Securities") to any party under terms that are more favourable than the rights of the Investor under the amended and restated shareholders' agreement, the Investor has the right to exchange its shares for that number of such Securities as would be issued at a $4.00 subscription price, with certain additional rights attaching to the Securities. If, at any time prior to the Company completing an aggregate $40.0 in equity financing subsequent to the Commencement Date, the Company issues Securities to any party at a price or exercise price below $4.00 per share, the Investor has the right to require the Company to issue, for nominal consideration, an additional number of Securities necessary to maintain the then current ownership percentage of the Investor in the Company.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      In connection with the subscription agreement described above, the original shareholders agreement dated February 16, 2001 previously entered into by the Company, Systems and Zarlink, was amended on August 31, 2001. Pursuant to the amended and restated shareholders agreement, within thirty days following the failure by the Company to complete an IPO of its common shares on or prior to the fifth anniversary of the date of the amended and restated shareholders agreement, Zarlink has the right to require the Company to redeem all or part of its 10,000,000 common shares held in the Company at a price of $2.85 per share. Accordingly, the common shares held by Zarlink with an original carrying value of $25.9 were reclassified in the mezzanine section of the April 28, 2002 Consolidated Balance Sheet as redeemable common shares. In addition, an amount of $0.3 accreted for the excess of the redemption amount over the original carrying value was recorded as at April 28, 2002. The accreted amount was recorded as an increase in accumulated deficit as at April 28, 2002.

      Pursuant to the amended and restated shareholders agreement dated August 31, 2001, no Securities shall be issued, other than for employee stock-based compensation or in connection with a business acquisition, to any persons before the Securities have first been offered to the Investor, Zarlink and Systems (the "Offerees"). The Offerees are not entitled to acquire more than their proportionate share of the Securities being offered calculated as at the date of offer of the Securities.

17.   SHARE CAPITAL

      The Company's authorized capital stock consists of an unlimited number of common shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors.

      During Fiscal 2002, the Company issued 62,709 shares for total consideration of $0.3 in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.

      Equity offerings

      On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $22.5, of which $13.2 was received in cash and $9.3 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of each offering. As at April 28, 2002, outstanding employee share purchase loans receivable, in the amount of $3.7 (2001 - $nil), were recorded against shareholders' equity.

      Employee Share Purchase Plan

      In May 2001, the Company and its shareholders approved an Employee Stock Purchase Plan ("ESPP") allowing U.S. employees to purchase common shares of the Company through a single lump sum payment and/or payroll deductions. Of the 6,000,000 common shares authorized under the ESPP, 3,000,000 common shares were available for purchase at $4.00 (U.S. $2.58) per share during a first offering period that started on May 14, 2001 and ended April 28, 2002. As at April 28, 2002, employees purchased 645,032 common shares under the plan for total cash consideration of $2.6. Under the terms of the plan, offerings under a second optional period ending April 30, 2003, the expiration date of the existing plan, are at the discretion of the Board of Directors.

      Stock Option Plan

      In March 2001, the Company's shareholders approved the Mitel Networks Corporation Employee Stock Option Plan applicable to the Company's employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are generally granted at the then-current fair market value of the common shares of the Company and may be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 28, 2002 were 8,126,701 (2001 - 10,735,850)
      shares. Following is a summary of the Company's stock option activity and related information:

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

                                                                         Ten Weeks Ended
                                       Year Ended April 28, 2002          April 27, 2001
                                      ----------------------------  --------------------------
                                                      Weighted                     Weighted
                                       Number of      Average       Number of      Average
                                        Options    Exercise Price    Options    Exercise Price
----------------------------------------------------------------------------------------------
Outstanding options:
  Balance, beginning of period        14,264,150       $3.50               --       $  --
  Granted                              4,357,778       $3.90       14,359,250       $3.50
  Exercised                               (3,562)      $3.50               --       $  --
  Forfeited                           (1,745,067)      $3.58          (95,100)      $3.50
----------------------------------------------------------------------------------------------
Balance, end of period                16,873,299       $3.60       14,264,150       $3.50
----------------------------------------------------------------------------------------------
Weighted average fair value
price of options granted during
the year using the minimum
value option pricing model                             $1.60                        $0.82
----------------------------------------------------------------------------------------------

      A summary of options outstanding at April 28, 2002 is as follows:

                       Total Outstanding                Total Exercisable
                 -----------------------------    ------------------------------
                              Weighted Average                  Weighted Average
                  Number of      Remaining        Number of        Remaining
Exercise Price     Options    Contractual Life     Options      Contractual Life
--------------------------------------------------------------------------------

    $3.50        13,630,537      3.9 years        3,463,369        3.9 years
    $4.00         3,242,762      4.5 years           18,601        4.3 years
--------------------------------------------------------------------------------

                 16,873,299                       3,481,970
--------------------------------------------------------------------------------

      Earnings (loss) per share

      The following table sets forth the computation of basic and diluted loss per share:

                                                    Year           Ten Weeks
                                                   Ended             Ended
                                               April 28, 2002    April 27, 2001
--------------------------------------------------------------------------------

Net loss, as reported                          $     (179.7)      $      (45.3)
Stock-based dividend                                   (3.9)                --
Accreted interest on redeemable
  common shares (see note 16)                          (1.1)                --
--------------------------------------------------------------------------------
Net loss available to common shareholders      $     (184.7)      $      (45.3)
--------------------------------------------------------------------------------

Weighted average number of shares
  outstanding                                   106,848,314        100,000,000

--------------------------------------------------------------------------------
Loss per common share - basic and diluted      $      (1.73)      $      (0.45)
--------------------------------------------------------------------------------

      Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares are not included in the computation of diluted earnings per share. For Fiscal 2002, 4,987,004 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (period ended April 27, 2001 - 14,264,150 stock options). For Fiscal 2002, 2,917,796 shares issuable pursuant to the research and development agreement with the Funding Company (described in note 4) were excluded from the above computation of diluted EPS because they were anti-dilutive (period ended April 27, 2001 - 1,019,269 shares).

      Stock-based compensation

      The Company applied the intrinsic value based method to record stock compensation expense of $0.1 as part of selling, general and administrative expense in connection with 174,072 stock options granted to employees in May 2001 at an exercise price per share of $3.50 when the fair value of the underlying common shares, based on third

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      party cash transactions during similar time periods, was $4.00 per share. For all other stock options granted to employees in the periods disclosed, the exercise price of each stock option granted was equal to the fair value of the underlying common share at the date of grant.

      During Fiscal 2002, the Company granted 320,749 stock options at exercise prices of $3.50 and $4.00 per share to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of the disposal of the manufacturing operations and other outsourcing actions. The fair market value of these stock options has been determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as at April 28, 2002 ($4.00). The following assumptions were used: five-year life, interest rate of 5 percent, volatility of 100 percent and no dividends. Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date, as the amount equal to the change in fair value of the stock options. Deferred stock compensation of $1.0 was recorded and is being amortized over the vesting period of four years from the date of grant, with $0.1 amortized into selling, general and administrative expense for the year ended April 28, 2002. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

      In addition, at April 28, 2002, there were 1,358,421 stock options held by employees of the Affiliated Supplier and another company controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $3.9 based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder. The following assumptions were used: five-year life, interest rate of 5 percent, volatility of 100 percent and no dividends.

      The Company has adopted the disclosure requirements of SFAS 123 and, as permitted under SFAS 123, applies APB 25 and related interpretations in accounting for its stock compensation plan. Had compensation cost for the Company's stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following assumptions:

                                                      Year           Ten Weeks
                                                     Ended             Ended
                                                 April 28, 2002   April 27, 2001
--------------------------------------------------------------------------------

Net loss as reported                                $(179.7)         $ (45.3)
Estimated additional stock-based
  compensation                                         (2.9)            (0.4)
--------------------------------------------------------------------------------
Pro forma net loss                                   (182.6)           (45.7)
Stock-based dividend                                   (3.9)              --
Accreted interest on redeemable common
  shares (see note 16)                                 (1.1)              --
--------------------------------------------------------------------------------
Pro forma net loss available to common
  shareholders                                       (187.6)           (45.7)
--------------------------------------------------------------------------------

Pro forma net loss per share - basic
  and diluted                                       $ (1.76)         $ (0.46)
--------------------------------------------------------------------------------

Risk-free interest rate                                5.00%            5.33%
Dividends                                                 0%               0%
Expected life of the options                         5 years          5 years

      Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of employee stock options. These pro forma results are not likely to be representative of the effects on pro forma net income for future years.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

18.   OTHER EXPENSE, NET

                                                       Year         Ten Weeks
                                                       Ended          Ended
                                                  April 28, 2002  April 27, 2001
--------------------------------------------------------------------------------

Foreign exchange losses, net                          $  1.2          $  0.8
Interest income                                         (0.6)           (0.3)
--------------------------------------------------------------------------------
                                                      $  0.6          $  0.5
--------------------------------------------------------------------------------

19.   INCOME TAXES

      Details of income taxes were as follows:

                                                       Year         Ten Weeks
                                                       Ended          Ended
                                                  April 28, 2002  April 27, 2001
--------------------------------------------------------------------------------
Loss before income taxes:
Canadian                                              $(75.7)         $(31.0)
Foreign                                               (103.8)          (13.4)
--------------------------------------------------------------------------------
                                                      $(179.5)        $(44.4)
--------------------------------------------------------------------------------
Income tax expense:
Current
  Canadian                                            $   --          $  0.4
  Foreign                                                0.2             0.5
--------------------------------------------------------------------------------
                                                      $  0.2          $  0.9
--------------------------------------------------------------------------------

      The income tax expense reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

Expected tax rate                                          41%              38%
--------------------------------------------------------------------------------

Expected tax benefit                                   $(73.3)          $(16.9)
Foreign tax rate differences                             34.6              5.8
Tax effect of losses and temporary
  differences not recognized                             33.8              6.2
Tax effect from the recognition of
  previously unrecognized losses                         (5.2)            (8.7)
Corporate minimum taxes                                    --              0.5
Permanent differences                                    10.3             13.6
Other                                                      --              0.4
--------------------------------------------------------------------------------
Income tax expense                                     $  0.2            $ 0.9
--------------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      The tax effect of components of the deferred tax assets and liabilities are as follows:

                                                          April 28,    April 27,
                                                            2002         2001
--------------------------------------------------------------------------------
Assets:
  Net operating loss carryforwards                          $51.3         $26.6
  Allowance for doubtful accounts                             2.9           3.6
  Inventory                                                   2.2           6.4
  Restructuring and other accrued liabilities                10.0          12.7
  Pension                                                     3.2           2.2
  Research and development costs                              5.1            --
  Lease obligations and long-term debt                        1.1           0.1
  Property and equipment                                       --           9.0
  Intangible and other assets                                 5.1            --
  Other                                                       0.1          (0.1)
--------------------------------------------------------------------------------
 Total deferred tax assets                                   81.0          60.5
--------------------------------------------------------------------------------

Liabilities:
  Property and equipment                                     (1.3)           --
  Intangible and other assets                                  --          10.5)
--------------------------------------------------------------------------------
 Total deferred tax liabilities                              (1.3)        (10.5)
--------------------------------------------------------------------------------

Total gross deferred tax assets net of
  total deferred tax liabilities                             79.7          50.0
Valuation allowance                                         (79.7)        (50.0)
--------------------------------------------------------------------------------
Total deferred tax assets                                   $  --         $  --
--------------------------------------------------------------------------------

      A valuation allowance has been established due to lack of history of profits. As at April 28, 2002, the Company and its subsidiaries had tax loss carryforwards of approximately $264.3 (2001 - $77.6) available to reduce future years' income for tax purposes. These tax loss carryforwards relate to operations in Canada, United States, United Kingdom and Barbados and expire as follows: 2005 - $16.6; 2006 - $1.6; 2007 - $5.6; 2008 -
      $55.1; 2009 to 2019 - $185.4. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.

      The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings. For the year ended April 28, 2002, the loss before income taxes attributable to all foreign operations was $103.8 (period ended April 27, 2001 - income of $3.5).

20.   ACQUISITION


      On June 22, 2001, the Company acquired certain assets of privately-held e-smith, Inc., a supplier of open-source network server software with operations in Ontario, Canada and in the United States, for total consideration of $3.2, consisting of $0.8 in cash and 607,441 common shares of the Company valued at $2.4. The fair value of the common shares was determined based on the most recent arms-length cash transaction. The acquisition was accounted for using the purchase accounting method. The purchase price was equal to the fair value of the net identifiable assets. The purchase transaction is summarized as follows:


      Net assets acquired, at approximate fair value:

      Capital assets                                                 $0.5
      Developed technology                                            2.9
      -------------------------------------------------------------------
                                                                      3.4
      Liabilities                                                    (0.2)
      -------------------------------------------------------------------

      Total net assets                                               $3.2
      -------------------------------------------------------------------

      Total consideration                                            $3.2
      -------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      Pro forma financial information for the acquisition as if the business had been acquired at the beginning of the year is not presented due to the insignificant impact on the Company's results of operations.

21.   PENSION PLANS

      The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees and the Company's U.K. subsidiary also maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as at March 31, 2002.

      In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

      The Company's net benefit plan expense was as follows:

                                                           April 28,   April 27,
                                                             2002        2001
--------------------------------------------------------------------------------

Current service cost - defined contribution                  $4.9          $1.1
Current service cost - defined benefit                        2.6           1.5
Interest cost                                                 4.3           1.3
Expected return on plan assets                               (4.1)         (1.5)
--------------------------------------------------------------------------------
Net pension plan expense                                     $7.7          $2.4
--------------------------------------------------------------------------------

      United Kingdom Defined Benefit Pension Plan

      The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

                                                           April 28,   April 27,
                                                             2002        2001
--------------------------------------------------------------------------------
Change in accrued pension benefits:
  Benefit obligation at beginning of year                   $ 95.0       $ 94.1
  Service cost                                                 2.2          1.3
  Interest cost                                                4.3          1.1
  Plan participants' contributions                             2.2          0.4
  Actuarial gain                                              (3.1)        (0.4)
  Benefits paid                                               (5.8)        (0.9)
  Foreign exchange                                             2.5         (0.6)
--------------------------------------------------------------------------------
  Benefit obligation at end of year                           97.3         95.0
--------------------------------------------------------------------------------

Change in plan assets:
  Fair value of plan assets at beginning of year              83.3         83.6
  Actual return on plan assets                                (4.0)        (0.2)
  Employer contributions                                       3.4          0.9
  Employee contributions                                       2.2          0.4
  Benefits paid                                               (5.8)        (0.9)
  Foreign exchange                                             2.1         (0.5)
--------------------------------------------------------------------------------
  Fair value of plan assets at end of year                    81.2         83.3
--------------------------------------------------------------------------------

Unfunded status                                              (16.1)       (11.7)
Unrecognized net actuarial loss                                5.8          1.4
--------------------------------------------------------------------------------
Net pension benefit liability                               $(10.3)      $(10.3)
--------------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP

      The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

                                                           April 28,   April 27,
                                                             2002        2001
--------------------------------------------------------------------------------
Discount rate                                                6.25%       6.0%
Compensation increase rate                                   3.25%       3.0%
Investment returns assumption                                7.25%       7.0%
Average remaining service life of employees                15 years    15 years

22.   FINANCIAL INSTRUMENTS

      Fair value


      The Company's financial instruments include cash and cash equivalents, accounts receivable, long-term receivables, accounts payable, long-term debt, foreign exchange forward and swap contracts. Due to the short-term maturity of cash and cash equivalents, accounts receivable and accounts payable, the carrying value of these instruments are reasonable estimates of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.2 and $0.1 classified as other current assets and accounts payable and accrued liabilities, respectively, as at April 28, 2002 (April 27, 2001 - $nil). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value with the following exceptions:

                                     April 28, 2002             April 27, 2001
                                  --------------------       -------------------
                                   Carrying      Fair         Carrying      Fair
                                    Amount      Value          Amount      Value
--------------------------------------------------------------------------------

Long-term receivables              $ 10.9      $ 10.8           $2.9        $3.2
Long-term debt                     $(29.4)     $(30.7)          $ --        $ --


      Credit risk

      The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company's orientation is global with a large number of diverse customers to minimize concentrations of credit risk.

      Interest rate risk

      The Company has a credit facility with interest rates subject to fluctuations in the prime rate or the LIBOR / Bankers' Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

      Foreign currency risk


      The Company is exposed to currency rate fluctuations related primarily to its future net cash flows of U.S. dollars, British pounds and Euro dollars from operations. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP


      The Company's foreign exchange contracts mature within one month. For the year ended April 28, 2002, other expense, net included a net unrealized loss of $0.1 (ten weeks ended April 27, 2001 - $nil) for changes in the fair value of foreign exchange contracts. As of April 28, 2002, the Company had outstanding foreign exchange contracts requiring (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of $25.3, (ii) to exchange Canadian dollars for U.S. dollars with a notional amount of U.S.$4.4 and (iii) to exchange Euro dollars and U.S. dollars for British Pounds with aggregate notional amounts of (pound)$3.4.


      Non-derivative and off-balance sheet instruments


      Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. At April 28, 2002 and at April 27, 2001, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.2 as of April 28, 2002 (April 27, 2001 - $nil). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was immaterial as of April 28, 2002 (April 27, 2001 - $nil).


23.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                      Year          Ten Weeks
                                                      Ended           Ended
                                                  April 28, 2002  April 27, 2001
--------------------------------------------------------------------------------
Change in non-cash operating assets
 and liabilities:
  Accounts receivable                                 $ (6.8)         $(10.9)
  Other receivables                                      6.7            (1.8)
  Inventories                                          (12.7)            2.1
  Prepaid expenses                                      (2.5)           (0.9)
  Long-term receivables                                  0.7             0.3
  Accounts payable and accrued liabilities             (28.3)            5.6
  Deferred revenue                                       9.3             2.0
  Due to related parties                                23.4              --
  Income and other taxes payable                        (3.9)            2.3
--------------------------------------------------------------------------------
                                                      $(14.1)         $ (1.3)
--------------------------------------------------------------------------------

Interest payments                                     $  2.8          $  0.1
--------------------------------------------------------------------------------

Income tax payments                                   $  3.1          $   --
--------------------------------------------------------------------------------

24.   SUBSEQUENT EVENTS

      Convertible debentures


      On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $10.1. The term of the convertible debentures ends on April 25, 2003, but may be extended at the option of the board of directors for a further period ending no later than July 31, 2003. The debentures provide for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures is subject to mandatory conversion, and will automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company are issued occurs during the term, at an equivalent price per share, or (ii) if no such financing occurs during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of $3.00 per share and the price per share determined by an independent valuation. According to EITF 00-27, a contingent beneficial conversion feature may be triggered at the time of conversion if the conversion price per share is lower than the fair value of the Company's common shares of $2.75 on the commitment date (August 16, 2002), which is based on an independent valuation.

                                                 [LOGO] MITEL  |  it's about YOU

                                                                         US GAAP



      Research and development funding

      The Company, in conjunction with the Partner Company and the Funding Company, has signed an agreement for funding from the Canadian Government for up to $60 million of the Funding Company's and the Company's research and development activities over a three year period. The funding is provided pursuant to an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. The Company expects to benefit from approximately 90% of any funds received under the program. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada for the zero dollar purchase of common shares, with the warrants to be issued as of September 30 in each of 2002, 2003 and 2004, and valued in accordance with fair market value. As of December 6, 2002, the Company has received a total of $17.0 and has issued warrants for the acquisition of a total of 6,182,588 common shares, calculated on a per share fair value of $2.75, which was determined by an independent valuation. This cash receipt was recorded as an increase in share capital in the Fiscal 2003 consolidated balance sheet.

                                                 [LOGO] MITEL  |  it's about YOU

                               [GRAPHIC OMITTED]

                             COMMUNICATIONS SYSTEMS
                                  DIVISION OF
                           ZARLINK SEMICONDUCTOR INC.
                                (FORMERLY, MITEL
                                  CORPORATION)

COMBINED STATEMENT OF REVENUES
AND DIRECT EXPENSES
(in accordance with U.S. GAAP)

FOR THE FORTY-SIX WEEK PERIOD ENDED
FEBRUARY 16, 2001

(Audited)

                                                 [LOGO] MITEL  |  it's about YOU

          COMMUNICATIONS SYSTEMS DIVISION OF ZARLINK SEMICONDUCTOR INC.
               COMBINED STATEMENT OF REVENUES AND DIRECT EXPENSES
              For the Forty-six Week Period Ended February 16, 2001

                                      INDEX

Auditors' Report                                                               3

Combined Statement of Revenues and Direct Expenses for the
Forty-six Week Period Ended February 16, 2001                                  4

Notes to the Combined Statement of Revenues and Direct Expenses           5 - 11

                                                 [LOGO] MITEL  |  it's about YOU

AUDITORS' REPORT

To the Directors of Mitel Networks Corporation

We have audited the combined statement of revenues and direct expenses of the Communications Systems Division (the "Division") of Zarlink Semiconductor Inc. ("Zarlink") (formerly Mitel Corporation) for the forty-six week period ended February 16, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our conclusion.

In our opinion, the combined statement of revenues and direct expenses presents fairly, in all material respects, the revenues and direct expenses of the Division for the forty-six week period ended February 16, 2001 in accordance with United States generally accepted accounting principles.

                                       /s/ Ernst & Young LLP
                                       --------------------------------------
Ottawa, Canada                         ERNST & YOUNG LLP
August 2, 2002                         Chartered Accountants

                                                 [LOGO] MITEL  |  it's about YOU

          COMMUNICATIONS SYSTEMS DIVISION OF ZARLINK SEMICONDUCTOR INC.
               COMBINED STATEMENT OF REVENUES AND DIRECT EXPENSES
              For the Forty-six Week Period Ended February 16, 2001
                        (in millions of Canadian dollars)

--------------------------------------------------------------------------------
Revenues

  Products                                                               $403.7
  Services                                                                111.3
--------------------------------------------------------------------------------
                                                                          515.0
--------------------------------------------------------------------------------

Cost of sales

  Products                                                                240.5
  Services                                                                 50.5
--------------------------------------------------------------------------------
                                                                          291.0
--------------------------------------------------------------------------------

Gross margin                                                              224.0
--------------------------------------------------------------------------------

Other direct expenses:

  Selling, general and administrative                                     202.2
  Research and development                                                 74.2
  Special charges                                                          14.8
  Amortization of acquired intangibles                                      2.7
--------------------------------------------------------------------------------
                                                                          293.9
--------------------------------------------------------------------------------
Operating loss before allocated corporate expenses                       $(69.9)
--------------------------------------------------------------------------------

              (See accompanying notes to the combined statement of
                         revenues and direct expenses)

                                                 [LOGO] MITEL  |  it's about YOU

          COMMUNICATIONS SYSTEMS DIVISION OF ZARLINK SEMICONDUCTOR INC.
         NOTES TO THE COMBINED STATEMENT OF REVENUES AND DIRECT EXPENSES
                        (in millions of Canadian dollars)

1.    BACKGROUND AND BASIS OF PRESENTATION

      Background

      Mitel Networks Corporation (the "Company") was incorporated under the laws of Canada on January 12, 2001. On February 16, 2001, the Company, acquired the "Mitel" name and substantially all of the assets and subsidiaries of the Communication Systems Division (the "Division") of Zarlink Semiconductor Inc. ("Zarlink"), formerly Mitel Corporation, excluding most real estate and intellectual property assets. Zarlink, which retained its semiconductor division, sold 90 percent of the shares of the Company (the "Separation") to Mitel Systems Corporation ("Systems"), a private company and unaffiliated third party. Zarlink retained a 10 percent ownership in the Company.

      The Company, now carrying on the businesses of the Division, is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, and government segments, principally in the United States, Europe, Canada, the Asia/Pacific region and Latin America regions.

      The combined statement of revenues and direct expenses includes the historical operations of the Division that were previously carried on by Zarlink, for the forty-six week period from Zarlink last fiscal year-end, March 31, 2000, to February 16, 2001.

      Basis of Presentation

      The combined statement of revenues and direct expenses has been derived from the financial statements and accounting records of Zarlink and represents the historical results of operations of the Division. The statement of revenues and direct expenses includes sales, cost of sales and operating expenses directly related to the operations of the Division, and excludes any allocation of Zarlink corporate overhead expenses not directly attributable to the operations of the Division, including legal, finance, information systems and human resources. The combined statement of revenues and direct expenses also excludes interest expense, foreign exchange gain and loss and provision for income taxes. Following the Separation, the Company has been performing these functions using its own resources or purchased services.

      The combined statement of revenue and direct expenses is presented instead of a full income statement due to the complexity and the high degree of judgement that would be required to estimate the various excluded expenses described above. Management believes the significant efforts and expenses required to complete a full carve-out income statement would not be reasonable when measured against the limited usefulness such information would provide to the readers of the financial statement.

      Management believes the assumptions underlying the combined statement of revenues and direct expenses are reasonable. However, the combined statement of revenues and direct expenses included herein may not necessarily reflect the Company's revenues and direct expenses in the future or what its revenues and direct expenses would have been had the Company been a stand-alone company during the period presented due to the omission of various operating expenses and any planned changes in the business.

      Cash Management and Working Capital

      Zarlink used centralized cash and foreign currency risk management strategies with no allocation of cash flows or cash balances to its business segments. As a result, a statement of cash flows of the Division for the forty-six week period ended February 16, 2001 is not presented. Similarly, Zarlink managed certain working capital items and the majority of its long-term capital assets and liabilities on a legal entity basis with no allocation of these items to its

                                                 [LOGO] MITEL  |  it's about YOU
      business segments. Accordingly, the combined statement of revenues and direct expenses excludes any foreign exchange gain or loss and interest expense arising from the revaluation by Zarlink of its working capital items denominated in currencies other than the functional currency of the reporting entity.

      Pension Costs

      At the Separation, the Company assumed responsibility for pension benefits for the active employees of the Division. Until the Separation, the Division's employees were participants in the Zarlink pension plans. Zarlink managed its pension plans on a legal entity basis and separate information for the Division is not readily available. Therefore, the Division's share of the Zarlink plans' assets and liabilities is not disclosed in the notes to the combined statement of revenues and direct expenses. For purposes of the statement of revenues and direct expenses the pension costs were based on estimated plan assets being equal to a proportional share of plan obligations incurred by Zarlink for employees who performed services for the Division.

2.    ACCOUNTING POLICIES

      The combined  statement of revenues and direct  expenses has been prepared
      by  management  in  accordance  with  United  States  generally   accepted
      accounting principles.

      a) Principles of Combination

      The combined statement of revenues and direct expenses includes the operations of the Division transferred to the Company, arising from legal entities located in Canada, the United States and the United Kingdom for which no direct ownership relationship existed. Intercompany transactions between the entities comprising the Division have been eliminated. Transactions between the Division and other businesses of Zarlink are included in the combined statement of revenues and direct expenses and are disclosed as related party transactions.

      b) Use of Estimates

      The preparation of the Division's combined statement of revenues and direct expenses in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns and contingencies. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

      c) Foreign Currency Translation

      Income and expenses of the Division's foreign operations are translated from foreign currencies into Canadian dollars at average exchange rates during the period. Foreign exchange gains and losses arising from the revaluation of monetary items are excluded from the statement of revenues and direct expenses.

      d) Revenue Recognition

      The Division recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, fee is fixed or determinable, and collection is reasonably assured.

      Indirect channels

      The Division makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount

                                                 [LOGO] MITEL  |  it's about YOU
      allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

      The Division's standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Division's resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Division offers various cooperative marketing programs. Allowances for such programs are recorded as expenses at the time of shipment based on contract terms and prior claims experience.

      Direct channels

      The Division sells products, including installation and related maintenance and support services, directly to customers. For product sold through direct channels, revenue is recognized at the time of delivery based on prior experience of successful compliance with customer specifications, except in circumstances when experience of successful compliance with customer specifications has not been demonstrated, revenue is deferred until such compliance is achieved. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.

      Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.

      The Division provides long-term outsourcing services of communication systems. Under these arrangements, systems management services ("Managed Services") and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Division retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

      e) Inventory Obsolescence Provision

      The Division provides inventory allowances based on estimated excess and obsolete inventories.

      f) Depreciation and Amortization Method

      Depreciation of property, plant and equipment is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated useful lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. Amortization of intangible assets is recorded on a straight-line basis over five years for patents and trademarks and over two years for other intangible assets.

      g) Research and Development

      Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Division has not deferred any software development costs to date, except intangible assets acquired on February 16, 2001 arising from push-down accounting.

                                                 [LOGO] MITEL  |  it's about YOU

      h) Stock-Based Compensation

      During the forty-six week period ended February 16, 2001, Zarlink accounted for stock option grants in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related Interpretations. In accordance with Zarlink policy, the exercise price of the Zarlink's stock options was equal to the market price of the underlying stock on the date of grant. Accordingly, under rules of APB 25, no related compensation expense was recorded in Zarlink's results of operations, and therefore the combined statement of revenues and direct expenses did not include stock-based compensation cost.

      i) Defined Benefit Pension Plan

      Pension expense is actuarially determined using the projected benefit method prorated on service and management's best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

      j) Advertising Costs

      The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. The Division incurred $14.5 in advertising costs during the forty-six week period ended February 16, 2001.

      k) Rental Costs

      The Division leased equipment and facilities under operating leases. Rental costs amounted to $10.4 during the forty-six week period ended February 16, 2001.

3.    SEGMENT INFORMATION

      General description

      Prior to the Separation, Zarlink reported the operations of the Division as one of its business segments with no additional segregation of the Division's operations. Following the Separation from Zarlink, the Company started to report its operations in two segments: the Communications Solutions segment ("Solutions") and the Customer Services segment ("Services"). The segmented information of the Division presented herein is based on this segmentation. The Solutions segment represents the Company's core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through the Company's dealer and reseller network and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services. These services are provided through the Company's direct sales offices throughout North America and Europe.

      The Company's Chief Executive Officer ("CEO") has been identified as the chief operating decision maker. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company's internal management system which reports segmented operating income (loss) representing sales less the cost of sales and direct expenses incurred within the operating segments. The Company does not allocate general and administrative expenses, amortization of acquired intangibles and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in other in the reconciliation of operating results. Inter-segment sales are based on fair market values and are eliminated on consolidation. The accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

                                                 [LOGO] MITEL  |  it's about YOU

      Business segments

      The following table sets forth information by business segment for the forty-six week period ended February 16, 2001:

                                        Solutions  Services   Other      Total
--------------------------------------------------------------------------------
External revenue                        $  244.7   $  270.3  $    --   $  515.0
Inter-segment revenue                       54.9         --    (54.9)        --
--------------------------------------------------------------------------------
Total revenue                           $  299.6   $  270.3  $ (54.9)  $  515.0
--------------------------------------------------------------------------------

Depreciation of capital assets
  (including assets under
  capital lease)                        $   12.0   $    2.9  $   6.6   $   21.5
--------------------------------------------------------------------------------

Segment operating income (loss)         $  (32.4)  $   25.4  $    --   $   (7.0)
Corporate and unallocated shared
  expenses                                    --         --    (45.4)     (45.4)
Special charges                               --         --    (14.8)     (14.8)
Amortization of acquired
  intangibles                                 --         --     (2.7)      (2.7)
--------------------------------------------------------------------------------
Operating income (loss)                 $  (32.4)  $   25.4  $ (62.9)  $  (69.9)
--------------------------------------------------------------------------------

      Product information

      The following table sets forth net sales for groups of similar products and services for the forty-six week period ended February 16, 2001:

--------------------------------------------------------------------------------
Products:
  Communications platforms and desktop appliances                        $ 275.6
  OEM products                                                              63.6
  Software applications                                                     28.0
  Other (1)                                                                 36.5
--------------------------------------------------------------------------------
                                                                           403.7
--------------------------------------------------------------------------------

Services:
  Maintenance, support and training                                        102.7
  Professional services                                                      4.9
  Managed services                                                           3.7
--------------------------------------------------------------------------------
                                                                           111.3
--------------------------------------------------------------------------------

Total                                                                    $ 515.0
--------------------------------------------------------------------------------

      (1) Other products include mainly Network Access Solutions products representing 7 percent of total revenue.

      Geographic information

      Revenues from external customers are attributed to geographic areas based on location of the customers. The following table sets forth revenue by geographic areas for the forty-six week period ended February 16, 2001:

--------------------------------------------------------------------------------
Canada                                                                    $ 33.5
United States                                                              248.5
United Kingdom                                                             186.2
Other foreign countries                                                     46.8
--------------------------------------------------------------------------------

Total                                                                     $515.0
--------------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

      Concentrations

      The Division sold its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Division is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. No single customer accounted for more than 10 percent of the Division's revenue for the forty-six week period ended February 16, 2001.

4.    AMORTIZATION OF ACQUIRED INTANGIBLES

      The Division recorded amortization of acquired intangibles of $2.7 in the first two months of the forty-six week period ended February 16, 2001, related to two business acquisitions completed by Zarlink in May 1998. These two acquisitions were integrated as part of the operations of the Division. The first acquisition related to certain assets of the Customer Premises Equipment Business Unit of Centigram Communications Corporation, also known as the Advanced Messaging business unit of the Division. The second acquisition related to the products, technology, research and development facilities and sales and marketing organization of Glasgow-based TSc, also known as the ISDN PBX business unit. Zarlink accounted for these two acquisitions by the application of the purchase accounting method and as a result, recorded total identifiable intangible assets and goodwill of $42.6, net of in-process technology. The identifiable intangible assets and the goodwill were amortized over a two year period according to Zarlink's accounting policy.

5.    SPECIAL CHARGES

      During the forty-six week period ended February 16, 2001, the Division executed restructuring programs to reduce its sales, marketing, administrative and R&D workforce and actions were taken to downsize and consolidate the operations of the Advanced Messaging business unit and to discontinue the GX-5000 product line based on the decision to exit non-core operations. Accordingly, special charges of $14.8 were recorded in the forty-six week period ended February 16, 2001. These charges were composed of workforce reduction costs of $10.1 related to severance and benefits associated with 238 terminated employees across all business functions, predominantly in North America and the United Kingdom. As a result of the closure of the Advanced Messaging business unit and the exit of the GX-5000 product line, the Division recorded office closure and related moving costs of $2.0, a fixed asset write-down of $2.2 related to impaired research and development and office equipment and professional fees of $0.5. These restructuring programs were completed in the first six months of Fiscal 2002.

6.    CONTINGENCIES

      The Division was a defendant in a small number of claims or potential claims that have arisen in the normal course of its business. In the opinion of the Division's legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Division might be subject after final adjudication would not be material to the combined results of operations of the Division.

7.    RELATED PARTY TRANSACTIONS

      During the forty-six week period ended February 16, 2001, the Division purchased $11.6 of products from the semiconductor division of Zarlink in the normal course of its operations under terms and conditions reflecting prevailing market conditions at the time of the transactions. Other expenses incurred as a result of transactions with the semiconductor division of Zarlink amounted to $0.4 for the forty-six week period ended February 16, 2001.

                                                 [LOGO] MITEL  |  it's about YOU

8.    PENSION PLANS

      Zarlink and its subsidiaries maintained defined contribution pension plans that cover substantially all employees and the United Kingdom subsidiary of Zarlink also maintained a defined benefit pension plan. Zarlink matched the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans were expensed as incurred. Zarlink's defined benefit plan provided pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan were actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. The most recent actuarial valuation of the plan was performed as at February 16, 2001.

      Immediately following the Separation, the employees of the Division who were members of the Zarlink defined benefit pension plan became members of a new defined benefit pension plan created by the Company and that replicated the same benefits available under the Zarlink defined benefit pension plan. In June 2001, the Company's defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

      The Division's net benefit plan expense for the forty-six week period ended February 16, 2001 was as follows:

--------------------------------------------------------------------------------
Current service cost - defined contribution                               $ 4.5
Current service cost - defined benefit                                      4.9
Interest cost                                                               4.7
Expected return on plan assets                                             (5.6)
--------------------------------------------------------------------------------
Net pension plan expense                                                  $ 8.5
--------------------------------------------------------------------------------

                                                 [LOGO] MITEL  |  it's about YOU

                                   SCHEDULE II
                        VALUATION OF QUALIFYING ACCOUNTS
                              AS AT APRIL 28, 2002
                        (in millions of Canadian dollars)

                                           Additions
                                     ----------------------
                           Balance,              charged to             Balance,
                          Beginning  charged to    other                 End of
Description               of Period   expenses    accounts  Deductions   Period
--------------------------------------------------------------------------------
Allowance for
  doubtful accounts

Fiscal 2001                $  4.0     $  0.3        $ --      $ (0.2)    $  4.1

Fiscal 2002                   4.1        2.7          --        (0.5)       6.3

                                                 [LOGO] MITEL  |  it's about YOU