Form 20-F/A
period 2002-04-28
MITEL NETWORKS CORP
filed 2003-02-12
CIK 1170534

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3


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


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 115,446,964 common shares as of January 26, 2003


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                           Yes |_|  No |X|

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


Date: February 11, 2003