Form 20-F
period 2003-04-27
MITEL NETWORKS CORP
filed 2003-08-01
CIK 1170534

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 27, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 115,411,586 common shares as of July 18, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 |X|

Basis of Presentation

The accounts of Mitel Networks Corporation are maintained in Canadian dollars and have been prepared in compliance with accounting principles generally accepted in the United States of America for the purposes of this annual report. Mitel Networks also provided audited consolidated financial statements to its shareholders prepared in accordance with accounting principles generally accepted in Canada. In this annual report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

Foreign Currency Exchange Rates

On July 18, 2003, the Noon Buying Rate was CDN$1.00 to US$0.7085. The high and low exchange rates (i.e., the highest and lowest rates at which Canadian dollars were sold), the average exchange rate (i.e., the average of the exchange rates on the last day of each full month during the period) and the period end exchange rate of one Canadian dollar in exchange for United States (U.S.) dollars for each of the applicable periods, as calculated from the exchange rates reported by the U.S. Federal Reserve, are set forth below:


                                                     Period
                                                       End          Average         High           Low
                                                       ---          -------         ----           ---
U.S. Dollars

Fiscal Year Ended April 27, 2003                      0.6880         0.6864        0.6941        0.6690
Fiscal Year Ended April 28, 2002                      0.6397         0.6372        0.6657        0.6200
Ten Week Period Ended April 27, 2001                  0.6486         0.6448        0.6696        0.6333
Forty-six Week Period Ended February 16, 2001         0.6507         0.6656        0.6889        0.6410
Fiscal Year Ended March 31, 2000                      0.6878         0.6810        0.6968        0.6607
Fiscal Year Ended March 26, 1999                      0.6607         0.6627        0.7054        0.6341

The high and low exchange rates of one Canadian dollar in exchange for U.S. dollars for each of the six months preceding the filing of this annual report are set forth below:

                                             High           Low
                                             ----           ---
              U.S. Dollars

              February 2003                 0.6724         0.6516
              March 2003                    0.6857         0.6685
              April 2003                    0.6941         0.6690
              May 2003                      0.7461         0.6928
              June 2003                     0.7512         0.7251
              July 2003                     0.7480         0.7085

Forward Looking Information

Certain statements in this annual report constitute "forward-looking statements." Mitel Networks has based these forward-looking statements on its current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to future revenues, expenses and profitability, the future development and expected growth of Mitel Networks' business and the communications industry, Mitel Networks' ability to successfully execute its business model and business strategy, projected capital expenditures, and trends in government regulation.

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

                                TABLE OF CONTENTS


PART I.........................................................................1

Item 1.  Identity of Directors, Senior Management and Advisors.................1

Item 2.  Offer Statistics and Expected Timetable...............................1

Item 3.  Key Information.......................................................1

     A.  Selected Financial Data...............................................1
     B.  Capitalization and Indebtedness.......................................3
     C.  Reasons for the offer and use of proceeds.............................3
     D.  Risk Factors..........................................................3

Item 4.  Information on Mitel Networks........................................14

     A.  History and Development of Mitel Networks............................14
     B.  Business Overview....................................................16
     C.  Organizational Structure.............................................28
     D.  Property, Plants and Equipment.......................................29

Item 5.  Operating and Financial Review and Prospects.........................30

     A.  Operating Results....................................................36
     B.  Liquidity and Capital Resources......................................50
     C.  Research and Development, Patents and Licenses, etc..................58
     D.  Trend Information....................................................58

Item 6.  Directors, Senior Management and Employees...........................61

     A.  Directors and Senior Management......................................61
     B.  Compensation.........................................................65
     C.  Board Practices......................................................68
     D.  Employees............................................................69
     E.  Share Ownership......................................................69

Item 7.  Major Shareholders and Related Party Transactions....................74

     A.  Major Shareholders...................................................74
     B.  Related Party Transactions...........................................75
     C.  Interests of Experts and Counsel.....................................80

Item 8.  Financial Information................................................80

     A.  Consolidated Statements and Other Financial Information..............80
     B.  Significant Changes..................................................81

Item 9.  The Offer and Listing................................................81

     A.  Offer and Listing Details............................................81
     B.  Plan of distribution.................................................81
     C.  Markets..............................................................81
     D.  Selling shareholders.................................................81
     E.  Dilution.............................................................82
     F.  Expenses of the issue................................................82

Item 10.  Additional Information..............................................82

     A.  Share Capital........................................................82
     B.  Memorandum and Articles of Incorporation.............................82
     C.  Material Contracts...................................................82
     D.  Exchange Controls....................................................96
     E.  Taxation.............................................................97
     F.  Dividends and Paying Agents.........................................102
     G.  Statement by Experts................................................102
     H.  Documents on Display................................................103
     I.  Subsidiary Information..............................................103

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.........103

Item 12.  Description of Securities Other than Equity Securities.............104

PART II......................................................................104

Item 13.  Defaults, Dividend Arrearages and Delinquencies....................104

Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds................................................104

Item 15.  Controls and Procedures............................................105

Item 16.  [Reserved].........................................................105

PART III.....................................................................105

Item 17.  Financial Statements...............................................105

Item 18.  Financial Statements...............................................105

Item 19.  Exhibits...........................................................105

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information derived from (a) Mitel Networks' unaudited carve-out consolidated statements of operations of the communications systems business, which is referred to in this annual report as the Predecessor Business, of Mitel Corporation, now known as Zarlink Semiconductor Inc., for the fiscal years ended March 26, 1999 and March 31, 2000, which are not included in this annual report, (b) the audited carve-out combined statement of revenues and direct expenses of the Predecessor Business for the forty-six week period ended February 16, 2001, included elsewhere in this annual report, and (c) the audited consolidated financial statements of Mitel Networks as of, and for the ten week period ended, April 27, 2001 and as of, and for the fiscal years ended, April 28, 2002 and April 27, 2003, included elsewhere in this annual report. The selected financial information may not be indicative of Mitel Networks' future performance as an independent company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA
(in millions, except per share data)


                                              Mitel Networks                            Predecessor Business
                                 -----------------------------------------    -----------------------------------------
                                                                 Ten         Forty-six
                                        Years Ended              Weeks          Weeks                Years Ended
                                 ---------------------------     Ended          Ended       ---------------------------
                                 April 27,       April 28,       April         Feb. 16,       March 31,      March 26,
                                    2003            2002        27, 2001         2001           2000           1999
                                 -----------     -----------    ----------    ----------    ------------    -----------
                                  (audited)       (audited)     (audited)      (audited)     (unaudited)    (unaudited)
Revenue                           $   543.1      $    560.2     $   121.4      $  515.0      $    793.7     $    752.7
Cost of sales                         339.8           331.0          64.4         291.0           388.3          388.7
                                  ---------      ----------     ---------      --------      ----------     ----------
Gross margin                          203.3           229.2          57.0         224.0           405.4          364.0

Research and development               63.5            92.2          20.1          74.2            77.8           71.7
Selling, general and
 administrative                       185.0           228.5          47.0         202.2           233.5          232.6
Purchased in-process research
 and development                         --              --          20.7            --              --             --
Special charges                        21.5            11.7            --          14.8              --           13.1
Loss on disposal of business             --             2.4            --            --              --             --
Amortization of acquired
 intangibles                           45.4            68.6          12.9           2.7            23.1           24.6
                                  ---------      ----------     ---------      --------      ----------     ----------
Operating income (loss)              (112.1)         (174.2)        (43.7)        (69.9)           71.0           22.0

Other expense, net                     (1.4)           (5.3)         (0.7)          N/A             N/A            N/A
Income tax (expense) recovery           4.3            (0.2)         (0.9)          N/A             N/A            N/A
                                  ---------      ----------     ---------      --------      ----------     ----------
Net loss                          $  (109.2)     $   (179.7)    $   (45.3)     $    N/A      $      N/A     $      N/A
                                  =========      ==========     =========      ========      ==========     ==========
Net loss per share:
  Basic and diluted               $   (0.97)     $    (1.73)    $   (0.45)     $    N/A      $      N/A     $      N/A
                                  =========      ==========     =========      ========      ==========     ==========
Weighted average number of
 common shares outstanding            113.1           106.8         100.0           N/A             N/A            N/A
                                  =========      ==========     =========      ========      ==========     ==========


                                                     As at              As at             As at
                                                   April 27,          April 28,         April 27,
                                                     2003               2002              2001
BALANCE SHEET DATA                              ---------------    --------------    --------------
(in millions)                                     (audited)          (audited)         (audited)
Cash and cash equivalents                          $   32.4           $    5.7          $    8.4
Other current assets                                  177.9              207.0             237.3
Property and equipment                                 36.8               46.4              45.5
Other assets                                           10.7               66.2             127.8
                                                   --------           --------          --------
Total assets                                       $  257.8           $  325.3          $  419.0
                                                   ========           ========          ========
Current liabilities                                $  203.7           $  217.1          $  203.2
Other liabilities                                      65.8               33.9              10.3
Redeemable common shares                               44.7               43.0                --
Capital stock                                         285.9              261.1             251.3
Other capital accounts                                 (1.3)               0.2              (0.5)
Accumulated deficit                                  (341.0)            (230.0)            (45.3)
                                                   --------           --------          --------
Total liabilities and shareholders' equity         $  257.8           $  325.3          $  419.0
                                                   ========           ========          ========

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the offer and use of proceeds

Not applicable.

D.  Risk Factors

Investment in Mitel Networks' common shares should be regarded as highly speculative and is suitable only for those investors who are able to sustain a total loss of their investment. The risk factors set forth below and elsewhere in this annual report are not intended to be an exhaustive list of the general or specific risks involved, but identify certain risks that are now foreseen by Mitel Networks. Investors should carefully consider all information contained in this annual report, and should give particular consideration to the following risk factors when evaluating Mitel Networks and its business. Additional risks and uncertainties that are not yet identified or that Mitel Networks currently considers to be immaterial may also materially adversely affect Mitel Networks' business and financial condition in the future. Any of the following risks could materially adversely affect Mitel Networks' business, results of operations or financial condition and could result in a complete loss of an investment in Mitel Networks.

Mitel Networks has incurred net losses from operations since its inception and may not be profitable in the future.

Mitel Networks has been operating since February 2001 and has generated revenues since its inception. Mitel Networks has incurred net losses from operations since its inception. The future success of Mitel Networks in building its revenue and market share at attractive prices for its products is dependent upon the ability of Mitel Networks to continue to attract orders, manage its manufacturing and assembly costs, including those supplied by BreconRidge Manufacturing Solutions Corporation (formerly known as Ridgeway Research Corporation), a corporation incorporated under the laws of Canada in which Dr. Terence H. Matthews currently owns a 31.5% interest (fully diluted), and its subsidiaries (collectively, "BreconRidge"), and develop products that have a competitive advantage. The high technology industry is characterized by long and variable delays between expenses incurred for research and development, and sales and marketing and the generation of revenues, if any, from such expenditures. There can be no assurance that Mitel Networks will be able to grow its revenues and market share or that there will not be changes that will require unanticipated expenditure of Mitel Networks' capital resources. Finally, there can be no assurance that Mitel Networks will be able to achieve profitability or that, if achieved, such profitability can be sustained.

Mitel Networks' revenues from operations were not sufficient to cover its operating expenses during Fiscal 2003 and, while Mitel Networks believes that its expected cash flow from operations and other existing cash resources should be sufficient to satisfy cash requirements of Mitel Networks in the coming year, Mitel Networks cannot make any assurance that it will not require additional equity or debt financing in the future.

During Fiscal 2003, Mitel Networks' revenues from operations were not sufficient to cover its operating expenses. While Mitel Networks believes that its expected cash flow from operations and other existing cash resources should be sufficient to satisfy Mitel Networks' cash requirements in the coming year, there is no assurance that Mitel Networks will not require additional equity or debt financing in the future. Failure to generate the expected level of cash flow from operations, loss of existing financing or inability to renew Mitel Networks' 364-day revolving credit facilities could result in the delay or abandonment of some or all of Mitel Networks' business plans, the sale of assets, or the undertaking of other measures which could have a material adverse effect on Mitel Networks' business, financial condition and results of operations. In addition, due to the current general economic and industry environment, and Mitel Networks' current credit condition, an increased portion of Mitel Networks' cash and cash equivalents may be restricted as cash collateral for credit facilities or for customer bid and performance bonds. There can be no assurance that Mitel Networks will be able to obtain on satisfactory terms, or at all, any additional financing required to compete successfully. Any such financing, if obtained, may involve the issuance of further equity at prices which may dilute an investor's interest in Mitel Networks. Failure to obtain such financing could have a material adverse effect on Mitel Networks' business, financial condition and results of operations. In addition, certain holders of common shares have anti-dilution protection and redemption rights under certain circumstances, which could be triggered by any such additional financing.

Each of Mitel Networks' credit facilities contains a financial covenant, with which it was not in compliance as at April 27, 2003. If Mitel Networks continues to be unable to comply with these covenants it will, in the absence of future waivers, adversely affect its ability to access these credit facilities.

Each of Mitel Networks' credit facilities contains a financial covenant requiring quarterly minimum levels of earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for other non-cash income and non-cash expenses. As of April 27, 2003, Mitel Networks was not in compliance with the EBITDA covenant; however, the lenders under both credit facilities have agreed to waive the company's non-compliance for the quarter ended April 27, 2003, subject to certain conditions, including the transfer of $6.6 million to a cash collateral account until the maturity of the two credit facilities. Mitel Networks does not expect to be in compliance with the quarterly minimum levels of EBITDA during Fiscal 2004, and Mitel Networks will request the two financial institutions to waive any future non-compliance with the EBITDA covenant, as it arises on a quarterly basis, throughout Fiscal 2004. In the event of non-compliance by Mitel Networks with future quarterly minimum levels of EBITDA, failure to obtain waivers from both lenders of the company's non-compliance with this financial covenant could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

The quarterly and annual revenues and operating results of Mitel Networks and the Predecessor Business have fluctuated historically and are highly variable. Therefore, the results of one period may not provide a reliable indicator of Mitel Networks' future performance.

The quarterly and annual revenues and operating results of Mitel Networks and the Predecessor Business have fluctuated historically depending upon, among other factors, the timing of executed contracts and purchase orders. Accordingly, Mitel Networks' operating results in a particular period are highly variable, difficult to predict and may not meet the expectations of investors. Factors which may cause Mitel Networks' financial results to fluctuate significantly from period to period include, but are not limited to: the fact that each individual order or contract can represent substantial dollars of revenue; many of Mitel Networks' products may require significant capital expenditures by the customer; the size, timing and shipment of individual orders; changes in pricing by Mitel Networks or its competitors; discount levels; foreign currency exchange rates; the mix of products sold; the timing of the announcement, introduction and delivery of new products and/or product enhancements by Mitel Networks and its competitors; and general economic conditions. As a result of the foregoing factors, a quarter-to-quarter or a year-to-year comparison of Mitel Networks' results of operations is not necessarily meaningful. Investors should not rely upon the results of one period as an indication of Mitel Networks' future performance.

Mitel Networks' success is dependent on its intellectual property. The inability of, or any failure by, Mitel Networks to protect its intellectual property could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks' success depends on the intellectual property in the products and services that it develops and sells. See Item 4.B "Business Overview - Intellectual Property." Mitel Networks relies upon a combination of copyright, patent, trade secrets, trademarks, confidentiality procedures and contractual provisions to protect its proprietary technology. There can be no assurance that Mitel Networks' present protective measures will be enforceable or adequate to prevent misappropriation of its technology or independent third-party development of the same or similar technology. Many foreign jurisdictions offer less protection of intellectual property rights than Canada or the United States, and there can be no assurance that the protection provided to Mitel Networks' proprietary technology by the laws of Canada or the United States or foreign jurisdictions will be sufficient to protect such technology. Preventing the unauthorized use of such proprietary technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of such proprietary technology may be difficult, time-consuming and costly. In addition, litigation may be necessary in the future to enforce Mitel Networks' intellectual property rights, to protect Mitel Networks' trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial cost and diversion of management resources, and a successful claim against Mitel Networks could effectively block Mitel Networks' ability to use or license its technology in the United States or abroad or otherwise have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

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

The segment of the communications market that includes Mitel Networks' products has been characterized by extensive litigation regarding patents and other intellectual property rights. As is common in the industry, Mitel Networks and the Predecessor Business have in the past been, and Mitel Networks may in the future be, notified of claims that the products or services offered and sold by Mitel Networks are subject to patents or other proprietary rights of third parties. Although Mitel Networks attempts to ensure that its products and processes do not infringe such third-party patents or proprietary rights, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against Mitel Networks. Any such claim, whether or not it has merit, would be time consuming to evaluate and defend, and could result in increased costs, potential shipment delays and stoppages, or lengthy and complex license negotiations. While Mitel Networks is currently not engaged in any material intellectual property dispute, there can be no assurance that current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, will result in Mitel Networks obtaining or renewing a license on satisfactory terms or at all. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors and thus future disputes with these parties are possible. In the event an intellectual property dispute is not settled through a license, or any existing license is not renewed, litigation could result. Any litigation relating to intellectual property rights, whether or not determined in Mitel Networks' favor or settled by it, would at a minimum be costly and would divert the attention and efforts of management and technical personnel. An adverse determination in such litigation or proceeding could prevent Mitel Networks from making, using or selling certain of its products and subject Mitel Networks to damage assessments, all of which could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

All of Mitel Networks' products are manufactured by a third party and Mitel Networks has a concentrated supply arrangement for semiconductor components. Elimination or disruption of either of these arrangements could adversely affect the timing of product shipments.

In August 2001, Mitel Networks and certain of its subsidiaries signed a supply agreement with BreconRidge, which at the time was controlled by Dr. Terence H. Matthews, pursuant to which BreconRidge provides required manufacturing for Mitel Networks and such subsidiaries. The agreement was amended as of February 27, 2003. Subject to certain exceptions, the supply agreement is now exclusive until December 31, 2007 with respect to current products and new product introductions. There are risks inherent in outsourcing key aspects of any business including: loss of key personnel, loss of proprietary know-how, limited ability to control the manufacturing process, costs, and quality, dependence on the third party manufacturers and component suppliers and their related proprietary technology. While Mitel Networks believes that alternative sources of manufacturing would be available if this arrangement were to cease, disruption of its manufacturing could create a temporary, adverse effect on product shipments.

Mitel Networks also has a supply agreement with Zarlink, the former owner of the Predecessor Business, for the supply of certain semiconductors used in the manufacture of Mitel Networks' products. Although Mitel Networks believes that alternative sources of supply would be available for the semiconductor products supplied by Zarlink, the elimination of this arrangement could create a temporary adverse effect on the timing of product shipments. There can be no assurance that the arrangements between Mitel Networks and BreconRidge, or any other supplier from which Mitel Networks obtains technology, products or components will achieve Mitel Networks' business objectives.

Certain of Mitel Networks' products contain third party software applications and components. Mitel Networks' dependence on third party suppliers to provide these software applications and components could adversely affect its ability to develop and deliver its products on a timely and reliable basis.

Mitel Networks' business may be harmed by a delay in delivery of software applications or components from one or more of its third party suppliers. In addition, most of Mitel Networks' supply agreements can be terminated by the suppliers under various circumstances and are generally non-exclusive, which means that the suppliers may develop relationships with, and supply similar or the same software applications and components to, competitors. In the event that software application or component suppliers terminate their relationships with Mitel Networks or are unable to fill Mitel Networks' orders on a timely basis, Mitel Networks may be unable to deliver its products to meet customers' orders if it is unable to develop alternative or additional supply sources, which could have a material adverse effect on its business, financial condition and results of operations.

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

Mitel Networks has restructured its business and taken other necessary steps to respond to adverse industry and market conditions. The assumptions underlying these restructuring efforts may prove to be inaccurate and Mitel Networks may have to restructure its business again in the future. In addition, such actions may have a material adverse effect on Mitel Networks' ability to retain and attract the employees necessary to meet the demand for its products and services when and if the global economic contraction in the industry subsides.

Mitel Networks continues to restructure its business to realign resources and achieve desired cost savings. These restructuring efforts, including workforce reductions and withdrawal from certain businesses, have been based on certain assumptions regarding the cost structure of Mitel Networks' business and the nature, severity and duration of the industry downturn, and certain other factors, which may or may not prove to be correct. These restructuring efforts may not be sufficient for Mitel Networks to achieve profitability and the workforce reductions may impact Mitel Networks' ability to attain its current and future business objectives. Costs incurred in connection with restructuring efforts may be higher than anticipated and may not lead to anticipated cost savings or profitability. In addition, Mitel Networks, as a result of implementing certain austerity measures affecting wages and benefits, may experience difficulty in being able to retain employees who might choose to work in another industry and it may experience difficulty in attracting new employees to grow the business to meet demand when and if the downturn subsides. The occurrence of any of these eventualities could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks' inability to effectively manage significant growth in the number of its employees or the scope of its operations could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Should Mitel Networks experience a need for significant growth in the number of its employees and the scope of its operations, it may place a significant strain on Mitel Networks' management and operations, particularly with respect to:

o    Broadening its management team;

o    Attracting and retaining skilled employees;

o    Developing and managing a larger, more complex international organization;

o Expanding Mitel Networks' treasury and accounting functions and information systems to meet the demands imposed by Mitel Networks' growth; and

o Strengthening Mitel Networks' financial and management controls in a manner appropriate for a larger enterprise.

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

In addition, there can be no assurance that Mitel Networks will be able to complete future acquisitions or divestitures, or that Mitel Networks will be able to successfully integrate any acquired business, including maintaining the levels of operating efficiencies that the acquired company achieved or may have achieved separately. In order to finance acquisitions and other strategic reorganizations, it may be necessary for Mitel Networks to raise additional funds through public or private financings which may be on unfavorable terms to Mitel Networks and, in the case of equity financings, may result in dilution to Mitel Networks' shareholders. The execution of Mitel Networks' business strategy may also include entering into strategic investments and joint ventures with other companies, transactions which are subject to many of the same risks identified above for strategic reorganizations.

Mitel Networks' loss of key personnel could have a material adverse effect on Mitel Networks' operations and business prospects.

The success of Mitel Networks is dependent upon the services of a number of the members of its senior management and software and engineering staff, as well as the expertise of its directors. The loss of one or more of these individuals could have a material adverse effect on Mitel Networks' operations and business prospects. Mitel Networks currently does not maintain corporate life insurance policies on the lives of its directors or key employees. Mitel Networks' success will also depend on its ability to attract and retain additional highly qualified management and technical personnel. Mitel Networks faces competition for qualified personnel, many of whom are often subject to competing employment offers. A portion of Mitel Networks' compensation to its key employees is in the form of stock option grants. A depression in Mitel Networks' share price or the lack of a public market for such shares could make it difficult for Mitel Networks to retain employees and recruit additional qualified personnel. Recent economic conditions have made it necessary for Mitel Networks to implement certain cost saving initiatives that have a direct effect on employees. These cost containment measures have included global workforce reductions, mandatory unpaid days off and a reduction in working hours program that will continue until the business climate improves. There can be no guarantee that further such initiatives will not be necessary given the ongoing downturn in the high technology industry.

The occurrence of design defects, errors, failures or bugs in Mitel Networks' products could result in damage to Mitel Networks' reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel Networks' products, and adversely affect Mitel Networks' ability to attract new customers or retain existing customers.

Mitel Networks' products are highly complex and, from time to time, may contain certain defects that are difficult to detect and correct. Errors, failures or bugs may be found in Mitel Networks' products after shipment to customers. If errors are discovered, Mitel Networks may not be able to correct such errors in a timely manner or at all. The occurrence of errors and product failures could result in damage to Mitel Networks' reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel Networks' products, and adversely affect Mitel Networks' ability to attract new customers or retain existing customers. Efforts to correct such errors and failures in Mitel Networks' products could require significant expenditure of capital and resources by Mitel Networks and may not be successful. The sale and support of such products may entail the risk of product liability claims. In addition, the failure of Mitel Networks' products to perform to published specifications could give rise to warranty claims. Mitel Networks' insurance may not cover or its coverage may be insufficient to cover any such claims successfully asserted against Mitel Networks or its contracted suppliers and manufacturers, including BreconRidge, and therefore the consequences of such errors, failures and claims could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks is exposed to the risk that its resellers may not be able to effectively promote and sell its products. In addition, changes in the mix of Mitel Networks' product distribution model or customer base could materially adversely affect Mitel Networks' business, financial condition and results of operations.

Mitel Networks uses various channels to bring products to its customers, including two-tier distributors, resellers, system integrators, and direct sales to enterprise accounts. A change in Mitel Networks' mix of customers between service providers and enterprises, or a change in mix of direct and indirect sales can adversely affect results of operations. A substantial portion of Mitel Networks' sales are generated through its network of independent resellers. Sales of Mitel Networks' products may decrease and operating results could suffer if these resellers are not successful at promoting and selling Mitel Networks' products. In addition, Mitel Networks faces significant competition from other telecommunication solution manufacturers for these resellers' business, as most of these resellers carry other products that compete with Mitel Networks' products. Mitel Networks' resellers may choose to promote the products of competitors to Mitel Networks' detriment. The loss of any significant reseller or any event or condition harming Mitel Networks' reseller network could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

There are significant restrictions on the resale of Mitel Networks' securities and there can be no assurance as to when such restrictions will cease to apply, if ever.

There is presently no market through which Mitel Networks' securities may be sold or resold. Mitel Networks' securities are not listed for trading on any stock exchange and there is no guarantee that any such listing will be completed in the future. Mitel Networks' securities have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any of the states of the United States, the securities laws of Canada or any province thereof, or the securities laws of any other country or province or state thereof. As a result, there are significant restrictions on the resale of Mitel Networks' securities and there can be no assurance as to when such restrictions will cease to apply, if ever. Investors may be unable to liquidate an investment in Mitel Networks' securities, whether or not a listing is subsequently effected. In addition, Mitel Networks' securities may be subject to "hold periods" in accordance with applicable securities legislation, and Mitel Networks' articles of incorporation currently provide that any transfer of shares must be approved by the board of directors. An investor should not purchase securities in Mitel Networks unless such investor is able to endure lack of liquidity and/or withstand a total loss of his or her investment.

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

Mitel Networks is subject to a variety of federal, state, provincial and local laws, rules and regulations related to the discharge or disposal of toxic, volatile or other hazardous chemicals used in its manufacturing process. Although Mitel Networks believes that it has complied with these laws, rules and regulations in all material respects and to date has not been required to take any action to correct any material noncompliance, the failure to comply with present or future regulations could result in fines being imposed on Mitel Networks or a cessation of operations. Such regulations could require Mitel Networks to incur substantial expenses to comply with environmental regulations. Any failure by Mitel Networks to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject Mitel Networks to future liabilities and could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

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

Adverse changes to the industry, overall economic conditions, governmental policies and epidemics could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

There can be no assurance that the current taxation policy, and other government policies and provisions applicable to the high technology industry, will not be adversely changed in the future. Furthermore, since 2001, the high technology industry has experienced a significant downturn characterized by diminishing product demand, price erosion and fluctuating inventory levels. The current downturn and future downturns in the industry may be severe and prolonged, and there can be no assurance that further deterioration in both the industry and overall Canadian and global economic conditions, including the potential for deflationary forces to increase, will not occur, whether in the short term or otherwise. The possibility of renewed terrorist activity, and its consequent effect on the global economy, remain as constant threats. Military activity in the Middle East or elsewhere may also contribute to continued political and economic uncertainty. The occurrence of certain epidemics like Severe Acute Respiratory Syndrome (SARS) also raises the potential for economic uncertainty. The occurrence of any of such events could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks is exposed to the credit risk of certain of its customers and to credit exposures in weakened markets.

Because of the current downturn in the global economy, Mitel Networks' exposure to its customers' credit risks has increased. Although Mitel Networks has programs in place to monitor and mitigate the associated risk, there can be no assurance that such programs will be effective in reducing Mitel Networks' credit risks. Although Mitel Networks has not incurred significant financial losses as a result of customer credit issues to date, there can be no assurance that, should the economic conditions not improve, such financial losses would not be incurred. Future financial losses, if incurred, could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Mitel Networks is exposed to risks inherent in its defined benefit pension plan which may have a material adverse effect on its business, cash flow requirements, financial condition and results of operations.

Mitel Networks currently maintains a defined benefit pension plan in the United Kingdom. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from the assumptions, additional contributions by Mitel Networks may be required. The equity markets can be, and recently have been, very volatile, and therefore Mitel Networks' estimates of future contribution requirements can change significantly in a short period of time. Similarly, changes in interest rates can impact contribution requirements. In a low interest rate environment, the likelihood of required contributions in the future increases. Any future requirements to make significant contributions to fund the defined benefit plan could have material adverse effects on Mitel Networks' business, cash flows requirements, financial condition and results of operations.

Item 4. Information on Mitel Networks

A. History and Development of Mitel Networks

The registered name of Mitel Networks is Mitel Networks Corporation. Mitel Networks was incorporated in Canada on January 12, 2001, pursuant to the Canada Business Corporations Act. Mitel Networks is not a reporting issuer as such term is defined in the Securities Act (Ontario) or the securities laws of any other province of Canada. Mitel Networks' registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Telephone:
(613) 592-2122, Facsimile: (613) 592-4784.

Mitel Networks was formed by Zarlink Semiconductor Inc., a Canadian corporation formerly known as Mitel Corporation, in order to reorganize its communications systems division in contemplation of the sale of that business to Dr. Terence Matthews. In a series of related transactions dated February 16, 2001 and March 27, 2001, which are collectively referred to in this annual report as the acquisition transactions, Mitel Networks acquired the "Mitel" name and substantially all of the assets and subsidiaries of the communications systems division of Zarlink, other than Canadian real estate and most intellectual property assets. As a consequence of the acquisition transactions, Dr. Matthews became the indirect owner of 90% of the shares of Mitel Networks and Zarlink retained the remaining 10%. Dr. Matthews, through companies controlled by him, made total cash payments to Zarlink aggregating $346,750,000, in consideration for the 90% interest in Mitel Networks and 100% of the interests in each of Mitel Knowledge Corporation and Mitel Research Park Corporation, which are described below.

Also as part of the acquisition transactions:

o Zarlink's Canadian real estate assets were sold to Mitel Research Park Corporation, and substantially all of the intellectual property assets of the communications systems division of Zarlink were sold to Mitel Knowledge Corporation, both of which are owned by Dr. Matthews or companies wholly owned by Dr. Matthews. The intellectual property assets were subsequently sold by Mitel Knowledge Corporation to Mitel Networks on November 1, 2002 pursuant to the terms of the research and development agreement described below.

o Mitel Networks entered into a research and development agreement with Mitel Knowledge, dated March 27, 2001, pursuant to which Mitel Knowledge owned substantially all of the intellectual property, excluding trademarks, developed by Mitel Networks. The research and development agreement provided for a license back to Mitel Networks of the rights to exploit the intellectual property in Canada, South and Central America, Mexico and the Caribbean. The research and development agreement was in effect until November 1, 2002, at which time it was terminated. Upon termination, Mitel Networks purchased the intellectual property from Mitel Knowledge for a price determined in accordance with a formula set forth in the agreement and paid through the issuance of common shares of Mitel Networks.

o A wholly-owned subsidiary of Mitel Networks entered into a research and development cost-sharing agreement with Mitel Knowledge, dated March 27, 2001, pursuant to which Mitel Knowledge licensed to that subsidiary the rights to exploit the intellectual property in the United States, Europe, the Middle East, Africa and the Asia/Pacific region, in return for which the subsidiary contributed towards the funding of Mitel Networks' research and development activities. The cost-sharing agreement between Mitel Knowledge and the Mitel Networks subsidiary was terminated on November 1, 2002.

On June 22, 2001, Mitel Networks acquired certain assets from e-Smith Inc. (Ontario) and e-Smith, Inc. (U.S.), including the intellectual property rights in open source network server software, and 21 employees. The total consideration for the transaction was $3.2 million consisting of $0.8 million in cash and common shares of Mitel Networks having an agreed upon value of $2.4 million. Immediately thereafter, Mitel Networks transferred such intellectual property rights to Mitel Knowledge in accordance with the terms of the research and development agreement described above (see Item 4.B under "Intellectual Property" for details). The e-Smith intellectual property has been repurchased by Mitel Networks as part of the overall purchase of intellectual property from Mitel Knowledge, described above.

In August 2001, Mitel Networks outsourced its manufacturing and repair operations, including the sale of related net assets and the transfer of approximately 660 employees, to BreconRidge, then known as Ridgeway Research Corporation, in which Dr. Matthews currently owns a 31.5% interest, calculated on a fully diluted basis. The primary reason for outsourcing the manufacturing and repair operations was to allow Mitel Networks to focus upon Mitel Networks' core competencies, being research and development as well as sales and distribution. As part of the transaction, Mitel Networks and certain of its subsidiaries entered into supply agreements with BreconRidge, pursuant to which BreconRidge manufactures Mitel Networks' products and provides repair and remanufacture services, as well as global logistics and distribution support. The supply agreement was amended in February, 2003, in order to clarify certain provisions pertaining to price and exclusivity, and to extend the agreement's initial term to December 31, 2007.

See Item 5.B for additional information regarding principal capital expenditures made by Mitel Networks since inception.

B. Business Overview

Mitel Networks designs, develops, markets and sells voice, video and data products and services to address the business communications needs of enterprise and small business customers. Products and services are sold individually or offered as a solution, which is a combination of products and/or services designed to address specific communications needs. Mitel Networks' portfolio of products includes voice, video and data systems, desktop phones and applications for contact centers, speech-enabled unified communications, collaboration, video conferencing and wireless communications. Mitel Networks' traditional products are based on circuit switched Private Branch Exchange, or PBX, telephone systems that utilize Time Division Multiplexing, or TDM, technology in which communications are delivered across both the public and private telephone networks through actual switched circuits that maintain a hard-wired connection across the entire communication path. Private Branch Exchange systems are telephone systems that switch calls between users on local lines, while allowing all users to share a certain number of external telephone lines. Mitel Networks' Internet Protocol (IP)-based communications systems are designed to leverage Internet Protocol technology which is a method by which packetised data is sent from one device to another device via the Internet, Local Area Network (LAN) or Wide Area Network (WAN). Within the technology industry, this type of communication is commonly referred to as Voice Over Internet Protocol, or VoIP. In addition, the combination of voice, video and data transferred over a single network is often referred to as converged communications.

Mitel Networks currently serves the small business market (2-50 employees), the small to medium enterprise market (51-500 employees) and the corporate major enterprise market (greater than 500 employees) through communications products, applications and services. Mitel Networks addresses these markets through a distribution network of direct sales offices, an indirect channel distribution network of resellers, communications service providers (also known as carriers), systems integrators, and technology providers. Products are sold to organizations internationally and are supported by a regional presence in major areas of operations. See "Sales, Marketing and Distribution."

Mitel Networks outsources the manufacture and repair of its products, as well as global logistics and distribution support, to BreconRidge, a company in which Dr. Terence H. Matthews owns a 31.5% interest, calculated on a fully diluted basis. Mitel Networks has entered into a supply agreement with BreconRidge that is exclusive, subject to certain exceptions. Pursuant to an amendment executed February 27, 2003, the initial term of the supply agreement was extended until December 31, 2007, followed by automatic one year renewal terms thereafter, all subject to the right of either party to terminate the agreement on at least one hundred eighty days prior notice during any renewal term. The supply agreement and the amendment were negotiated on an arm's length basis and contain certain price protections and annualized cost reduction arrangements that management believes benefit Mitel Networks, as well as those rights and protections typically afforded to a customer of such services. BreconRidge agreed to an "open books" approach to arrive at reasonable, competitive pricing, and has multiple sources of supply for all essential components. Upon any termination of the supply agreement, Mitel Networks has a right to obtain a license of any intellectual property owned by BreconRidge that is required to make or have made all of Mitel Networks' products.

In September 2001, Mitel Networks entered into a strategic alliance with March Networks Corporation, a Canadian corporation controlled by Dr. Terence H. Matthews, which is intended to enable Mitel Networks to broaden its product portfolio to the converged market sector and to provide another channel of distribution. Activities undertaken pursuant to the strategic alliance may also include joint product marketing and research and development activities. March Networks develops, manufactures and distributes broadband Internet Protocol applications and delivery platforms, including digital video security systems.

As of July 18, 2003, Mitel Networks had approximately 1,966 employees primarily located in North America and in the U.K. with more than 800 distributors worldwide. Mitel Networks operates in four major geographic regions: North America; Europe, the Middle East and Africa; Asia Pacific; and Central America/Latin America.

Mitel Networks' traditional products include the SX-200 and SX-2000 Private Branch Exchange systems, a suite of SuperSET telephones, NuPoint voicemail systems and other related applications such as contact center software. Mitel Networks has also developed and introduced an array of Internet Protocol-based communications systems that combine voice, video and data processing technologies into a single integrated system. These products include the Mitel Networks 3050, 3100, 3300 and 3340 integrated communications platforms (ICP) as well as a host of Internet Protocol-based desktop telephones, peripherals and applications.

Mitel Networks offers a migration strategy that allows customers to gain cost efficiencies of Internet Protocol-based systems by leveraging their investment in existing communications infrastructure and minimizing their incremental investment. Customers do not have to replace their entire business communications systems in order to obtain the features and functionality provided by Mitel Networks' products and services. For the purposes of reporting revenue by product, Mitel Networks combines revenues from traditional and new Internet Protocol-enabled products under the "Communications Platforms and Desktop Appliances" category due to the similar nature of the products. See Item 5.A "Management's Discussion and Analysis of Financial Condition and Results of Operations - Operating Results."

     Small Business Portfolio:

Mitel Networks offers both traditional and the newer Internet Protocol-based communications products to the small business markets. The SX-200 is a traditional Private Branch Exchange voice system that addresses single site and small multi-site businesses having under 400 users. It is designed to provide voice communications to this customer segment and is complemented by a broad portfolio of digital and analog telephones and a suite of applications. The systems' distributed architecture allows for flexibility in deployment and ease of growth. In the fall of 2002, Mitel Networks released an Internet Protocol
(IP) node for the SX-200 PBX. The SX-200 with the IP node provides Internet Protocol capability on the traditional Mitel Networks SX-200 PBX system. This allows Mitel Networks the ability to migrate the installed base of traditional SX-200 systems to IP capabilities such as IP networking, teleworking and IP desktop devices and applications.

The Mitel Networks small business, Internet Protocol-based system, the Mitel Networks 3100 ICP is an all-in-one communications solution for small businesses with up to 55 users. The 3100 ICP provides converged features by integrating a hybrid key telephone system, voicemail and auto-attendant, a router, a line powered switched Ethernet Local Area Network and high-speed Internet connectivity packaged into one simple-to-install platform. It supports the same range of IP phones used with the Mitel Networks 3300 ICP Enterprise platform, with the exception of the Mitel Networks 5230.

Mitel Networks is also engaged in the ongoing development of the Mitel Networks 3050 ICP. The 3050 ICP is a Session Initiation Protocol (SIP)-based communications system designed for eight users and below. The 3050 ICP is undergoing a phased introduction process and is currently being introduced to a limited number of solution providers.

     Enterprise Business Portfolio:

Mitel Networks' product offering to the enterprise business customer is broad and supports both traditional Private Branch Exchange technology as well as the newer Internet Protocol-based technologies. The SX-2000 is a fully featured traditional communications system that addresses businesses with more than 200 users. This system provides extensive feature/functionality, a distributed architecture, cost-effective redundancy and support for internetworking based on industry standard protocols for seamless voice communications between sites. In addition, a broad portfolio of digital desktop telephones and applications supports the system.

The Mitel Networks 3300 ICP is the cornerstone of the Internet Protocol-based enterprise business offering and is designed for organizations with more than 40 users. The system provides an evolutionary migration that can be used to enable existing SX-2000 customers and those of other traditional Private Branch Exchange vendors to evolve to an Internet Protocol-based infrastructure. The Mitel Networks 3300 ICP includes a suite of applications and Internet Protocol-enabled telephones that allow enterprise customers to save operational expense by merging their voice, video and data services to a single infrastructure. Mitel Networks believes that carrier costs are reduced and that the single management and administration of the information technology infrastructure provides additional cost benefits to the end customer. The use of Internet Protocol also enables Mitel Networks to provide new applications that are designed to improve the interaction and collaboration between employees, customers and suppliers of an enterprise for increased productivity, efficiency and better customer loyalty and retention.

     Branch Offices and Remote Working Solutions:

Mitel Networks' branch office and remote working products seek to address the needs of the integrated branch office market and are centered around the Mitel Networks 3340 ICP. This system is designed to provide branch offices of up to 100 users with seamless communications between corporate offices and local survivability of full telephone service should corporate network links become unavailable. Through a combination of the Mitel Networks 3340 ICP as well as the same applications and Internet Protocol desktop telephones available to larger corporate offices, Mitel Networks believes it offers a comprehensive portfolio designed to address the communications challenges facing organizations with decentralized operations and personnel.

Mitel Networks' solutions portfolio consists of applications developed wholly by Mitel Networks, by Mitel Networks in conjunction with another vendor, or completely by a third party vendor, and include some of the following applications: contact center applications, wireless telephony, video applications, soft phone applications, unified communications, and teleworking.

     Contact Center Applications:

The Mitel Networks contact center offering provides web-based contact center applications and services. Through features such as automated call distribution and interactive voice response, incoming calls are prioritized, routed, and queued. The suite of applications also enables integrated voice, fax, and e-mail inputs as well as reporting and tracking capabilities.

     Wireless Telephony:

Mitel Networks offers wireless telephony for in-building mobility. The wireless telephony is a standard gateway combined with a Mitel Networks 3300 ICP that permits employees to be accessible and stay in touch, while providing them with the same communication features that they would utilize if they were in their offices. The wireless users are integrated with the wired telephony community through extension-to-extension dialing, attendant functions, voice mail, messaging, external calling and other capabilities designed to be common and seamless.

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

As part of a strategic alliance with March Networks, Mitel Networks offers digital security monitoring and transaction reporting products. This product supports browser-based video security monitoring, transaction reporting, digital storage and rapid retrieval from networked locations.

     Desktop Applications:

Mitel Networks' Your Assistant is a computer-based soft phone and collaboration application. It interacts with a user's and/or a business's contact database, offers instant messaging capabilities and enables simplified `drag and drop' call set up and conference call initiation. By matching the calling party's number identification to the local database, it can automatically display pertinent contact information prior to the call being established. Your Assistant also enables users to record, store and forward calls, annotate notes and maintain a history of dialed, received and missed calls, as well as store other user defined contact information.

     Unified Messaging:

Mitel Networks' Unified Messaging is a speech-enabled application that gives users the ability to control their telephony functions through voice-activated commands. Unified Messaging supports conversational speech recognition, recognizing entire sentences and not simply single words, allowing users to answer or forward voice and email messages with voice or text responses.

     Teleworking:

Mitel Networks' teleworking solution enables users to work out of the office from remote locations. Mitel Networks' teleworking solution provides seamless integration between the remote locations and the corporate office, while maintaining full functionality of voicemail, conferencing and other features of the office telephony system. It uses standard high-speed Internet connection to make a remote Mitel Networks IP phone a secure extension off a corporate network.

     Desktop Portfolio:

Mitel Networks' desktop portfolio of products includes a broad range of telephones, consoles and ancillary devices that support traditional Private Branch Exchange systems as well as the Internet Protocol-based communications systems. Mitel Networks has been acknowledged as a leader in the design of desktop devices recognized for their ease of use, aesthetics, high quality, and functionality.

Mitel Networks' Internet Protocol-based desktop products are available to both the small and medium-sized business and inter-operate with all Internet Protocol-based systems and applications. The portfolio includes a wide range of telephones, from simple low-end sets to sophisticated web sets and personal digital assistant (PDA) integration sets as well as Internet Protocol-based consoles and conference units. These products allow users access to advanced telephone features and services such as integrated web-browsing, enhanced directory management, and visual voicemail. In addition, they offer integration of mobile devices as well as voice and video conferencing.

     Services:

Mitel Networks' services group is focused in North America and the United Kingdom and provides customers with a number of services, from initial planning and design through to implementation and support, which complement Mitel Networks' product mix. Planning services include needs assessments, site surveys, system configuration, network design and project management. Implementation services include Internet Protocol-based system and application implementations, advanced messaging implementations, multi-site installations and on-site systems training. Additional services include resource coordination, project management, contract administration, performance management, custom "voice-centric" business applications development, technical support services, long-term systems management services, which is referred to in this annual report as Managed Services, and training.

Business Segments and Principal Markets

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

The following table sets forth the breakdown of (i) total revenues by business segment and geographic market and (ii) business segments and geographic markets as a percentage of total revenues, for each of the last three fiscal periods:


                                                  Mitel Networks                                  Predecessor Business
                      -----------------------------------------------------------------------     ---------------------
                                                                                                    Forty-Six Weeks
                                        Year Ended                         Ten Weeks Ended               Ended
                         April 27, 2003           April 28, 2002           April 27, 2001            Feb. 16, 2001
                      ---------------------    ----------------------    --------------------    ----------------------
                                     % of                      % of                    % of                      % of
(in millions)          Revenues     Total          Revenues   Total         Revenues  Total          Revenues   Total
-----------------------------------------------------------------------------------------------------------------------
Business Segments:

Solutions                 $ 254.1      47%          $ 248.7      44%         $ 47.9      39%          $ 244.7       48%
Services                    289.0      53%            311.5      56%           73.5      61%            270.3       52%
-----------------------------------------------------------------------------------------------------------------------
                          $ 543.1     100%          $ 560.2     100%        $ 121.4     100%          $ 515.0      100%
-----------------------------------------------------------------------------------------------------------------------

Geographic Markets:

Canada                     $ 38.7       7%           $ 35.8       6%          $ 8.4       7%           $ 33.5        7%
United States               267.3      49%            289.6      52%           59.7      49%            248.5       48%
United Kingdom              194.3      36%            196.5      35%           44.1      36%            186.2       36%
Other countries              42.8       8%             38.3       7%            9.2       8%             46.8        9%
-----------------------------------------------------------------------------------------------------------------------
                          $ 543.1     100%          $ 560.2     100%        $ 121.4     100%          $ 515.0      100%
-----------------------------------------------------------------------------------------------------------------------

Sales, Marketing and Distribution

Mitel Networks uses a combination of direct and indirect sales channels to market and distribute its products and services on a global basis. Mitel Networks' communications products and services are distributed in over 55 countries worldwide and are supported either directly or indirectly through an extensive network of value added resellers, system integrators, carriers and service providers. Mitel Networks' world headquarters are located in Ottawa, Ontario, Canada, and it maintains regional headquarters in Caldicot, Wales, U.K., Herndon, Virginia, U.S.A., and in Hong Kong, China. In addition, Mitel Networks has sales and/or service offices throughout the world, including Canada, the U.S., Mexico, the U.K., Spain, Germany, Italy, France, the Netherlands, the United Arab Emirates, South Africa, Australia, China and Korea.

Direct Sales: Mitel Networks focuses its direct sales efforts on key customer accounts in Canada, the United States, and the United Kingdom, while augmenting and strengthening relationships with service providers, system integrators, and technology providers on the indirect side. The direct sales force is flexible in its approach to market. Mitel Networks may serve customers directly by performing the staging, configuring and programming of the communications systems sold, as well as the subsequent installation and maintenance. Alternatively, Mitel Networks may opt to sub-contract these services to a solution provider who is best positioned to address the needs of the customer.

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

Mitel Networks' global reseller network consists of three tiers: Platinum, Gold and Silver. The global reseller tiered model is a competency-based program designed to ensure that the customer receives a high quality of service and support from resellers committed to achieving high levels of customer satisfaction. Accreditation at each level is based on a reseller's technical and commercial skill set, particularly in the area of convergence. Each tier carries its own set of accreditation requirements and receives differing levels of support from Mitel Networks. Resellers primarily operate in defined territories and are able to earn volume discounts and rebates as well as marketing credits.

Mitel Networks also provides value-added services through its Service Partners Program. This program screens and accredits authorized resellers to provide sales-independent installation and support services for the indirect sales channel. Service partners are given the opportunity to fulfill installation and service requests within their primary coverage area. Alternatively, value added resellers can contract with Mitel Networks for services including, but not limited to, planning, implementation, maintenance and support.

As of July 18, 2003, Mitel Networks had approximately 600 value added resellers in North America, 155 value added resellers in Europe, the Middle East and Africa, 40 value added resellers in Asia Pacific, and 20 value added resellers in Latin America.

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

Systems Integrators: Mitel Networks currently has relationships with a number of systems integrators and intends to develop additional relationships primarily as a penetration strategy to larger enterprise customers. In addition, Mitel Networks plans to transition some existing direct corporate customers with outsourcing requirements to systems integrators. Systems integrators enter into supply agreements directly with Mitel Networks, and Mitel Networks supplies them with communications products and services as needed to enable them to act as prime contractors for the purposes of fulfilling their customers' needs.

Technology Providers: Mitel Networks has entered into strategic relationships with several technology companies to jointly market and deploy integrated voice and data solutions. This initiative has generated significant value to end users of Mitel Networks' solutions by offering a broad range of functionality which takes advantage of Mitel Networks' core IP telephony communication platform technologies.

To extend the value of third party components, Mitel Networks introduced the MiSolutions Network (MiSN) program in the fall of 2002. The program provides resources and infrastructure to assist other companies to integrate their products with Mitel Networks' platforms. As of July 2003 the MiSN program consisted of approximately 40 members, increasing Mitel Networks' ability to provide custom solutions that meet the demands of enterprise customers.

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

Seasonality

Mitel Networks undergoes a normal business cycle throughout the year. Historically, peak periods have been January to June and September to November, with lower sales volumes in other months due to the summer vacation period and the winter holiday season.

Growth Strategy

Mitel Networks is pursuing a growth strategy to:

     o    increase and broaden distribution channels within its core markets;

     o    expand geographic penetration into new markets;

     o expand its addressable market by introducing products for less than 50 users; and

     o migrate customers from legacy Private Branch Exchange systems to converged voice, video and data communications in an evolutionary manner.

The expansion of geographic penetration outside of its core markets is seen by management as an essential component of Mitel Networks' growth strategy. Mitel Networks has opened a number of sales offices in newly-targeted regions, and has invested significant resources to develop and deliver regionally-compliant products. Since the acquisition transactions in 2001, Mitel Networks has opened sales offices in Italy, Spain, Germany, France, the Netherlands, the United Arab Emirates, South Africa, Mexico, Hong Kong, Australia, China and South Korea. Given the current uncertainty in the high technology sector, as well as the global economy generally, it is difficult to predict timeframes for further expansion into new markets.

Mitel Networks' growth strategy may also include the acquisition of additional businesses, technologies, product lines or services in the future and may also include the divestiture or downsizing of product or service groups in order to permit Mitel Networks to focus on what management believes are Mitel Networks' core competencies, although no such acquisitions or divestitures are currently contemplated.

Competition

Over the past three to five years, the competitive landscape of enterprise communications has changed dramatically. The rapid growth and subsequent unprecedented downturn in the global communications market, coupled with the emergence of Internet Protocol communications and converged networks, have caused a tremendous disruption in the marketplace. This disruption has resulted in a significant change in the composition of the competitive landscape. Several major diversified communications equipment suppliers, including Fujitsu, Philips, Ericsson, Harris, DeTeWe, Ascom, and Bosch, have either exited the enterprise voice systems business or have not introduced Internet Protocol-based products, or have downsized their focus and presence in the enterprise communications market. Today's business communications vendors are largely split among three main market segments. The first consists of the traditional vendors such as Mitel Networks, Nortel Networks, Avaya, Siemens, and Alcatel. The second consists of the incumbent data-centric players such as Cisco and 3Com, and the third reflects smaller start-up companies such as Shoreline and Vertical Networks.

The data-centric vendors have a background in data networking. Through the emergence of converged networks, they have now extended their presence into voice communications through Local Area Network telephony. The leaders in this area are Cisco and 3Com, which have leveraged data networking technology to incorporate voice, delivering an end-to-end networking solution. These vendors were first to market with their offerings and consequently jumped to a sizeable lead in market share. It is only in the last twelve to eighteen months that the traditional voice system vendors have begun to offset this advantage through Internet Protocol-based products and services.

While the data-centric players were first to market, that accomplishment did not come without a price. Traditional Private Branch Exchange vendors offer robust feature sets, while data-centric vendors do not, thereby requiring the customers of data-centric vendors to sacrifice functionality in adopting Internet Protocol telephony. Management believes that the largest barrier to long-term success for the data-centric vendors is their inability to provide businesses with sufficient levels of migration and investment protection. Customers with an existing voice infrastructure investment are not attracted to a forklift approach, which necessitates the replacement of the entire voice system and supporting infrastructure. Unless the system is for a new site, customers would rather look for a cost-effective migration whereby a phased transition to Internet Protocol can be made at their own pace. Although the data-centric vendors profess to be addressing these issues, this does not appear to be a reality as of yet.

The traditional Private Branch Exchange and key telephone system vendors take a vastly different approach in their adoption of Internet Protocol telephony. In an effort to leverage large installed bases, they have focused on providing an Internet Protocol-enabled solution, whereby a line card is inserted into an existing Private Branch Exchange system to support Internet Protocol networking functionality and Internet Protocol phones. While this approach makes sense in the short-term, it has limitations in the long-term as users will not fully derive the benefits of next-generation converged applications such as location independent working and Internet Protocol-based video conferencing. As stated earlier, a number of other major traditional Private Branch Exchange vendors have not introduced Internet Protocol-based voice systems. As a result, management believes that vendors that can provide a path for migration from the old to the new now have the opportunity to address these installed bases and gain significant market share.

Mitel Networks' approach to the Internet Protocol telephony market is focused on leveraging the advantages of both these respective approaches. Mitel Networks is committed to the concept of investment protection and migration through an approach that allows customers to cost-effectively deploy a true Internet Protocol system but have it fully support a traditional infrastructure. This approach is effective for both Mitel Networks' customers and those of other incumbent Private Branch Exchange manufacturers. Through best-in-class partnerships in data networking, Mitel Networks seeks to offer businesses the choice of an end-to-end solution or standalone interoperability on virtually any Local Area Network infrastructure. Mitel Networks offers a diverse array of systems to address the needs of the small business, branch office and large corporate enterprise. These systems are augmented by a large portfolio of user devices and applications. With a field-proven portfolio of products and services, as well as aggressive channel recruitment activities, management believes that Mitel Networks is well positioned to prosper in this emerging market.

According to data published by the Synergy Research Group in May 2003, Mitel Networks had 14% worldwide market share as of the end of the first quarter of 2003 in terms of IP phone units shipped, positioning it behind Cisco and Avaya.

Intellectual Property

Mitel Networks' intellectual property assets include patented technology, industrial designs, proprietary software and the copyright therein, operating and instruction manuals, trade secrets and confidential business information. Until November 1, 2002, most intellectual property was licensed from Mitel Knowledge, a Canadian corporation that is indirectly wholly owned by Dr. Terence
H. Matthews. On November 1, 2002, Mitel Networks purchased the intellectual property from Mitel Knowledge as described below.

Ownership and Exploitation of Intellectual Property

As part of the acquisition transactions, substantially all of the intellectual property of the Predecessor Business, excluding trademarks, was acquired by Mitel Knowledge. Following the completion of the acquisition transactions, Mitel Networks and Mitel Knowledge entered into a research and development agreement, and Mitel Knowledge and Mitel Networks Overseas Limited entered into a research and development cost sharing agreement, pursuant to which Mitel Knowledge owned substantially all of the intellectual property developed by Mitel Networks, excluding trademarks. Pursuant to these agreements and related license agreements, Mitel Knowledge licensed such intellectual property, and the intellectual property acquired as part of the acquisition transactions, to Mitel Networks and its subsidiaries. Pursuant to the research and development agreement, Mitel Networks provided research and development services in consideration for which Mitel Knowledge funded a portion of Mitel Networks' research and development activities.

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

The research and development agreement provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title and interest in and to the intellectual property, including improvements and new technology, to Mitel Networks. The purchase price for the intellectual property would be paid through the issuance of common shares from Mitel Networks' treasury, with each such share having a value of $5.25. The number of shares was to be determined in accordance with a prescribed formula, which defined the value of the intellectual property to be equal to $3.8 million plus the difference between Mitel Knowledge expenses (defined as Mitel Knowledge expenses net of any amounts recovered under the research and development cost-sharing agreement) and license fees paid by Mitel Networks to Mitel Knowledge.

Effective November 1, 2002, Mitel Networks exercised the call right and acquired the intellectual property from Mitel Knowledge for a price of approximately $12.5 million, satisfied through the issuance of 4,555,169 common shares from treasury based upon an assigned value of $5.25 per share in accordance with the formula in the research and development agreement. The shares issued had a fair value of $2.75 per share on the date of issuance based upon an independent valuation previously obtained. The purchase price was determined in accordance with the formula described above. As a result, both the research and development agreement and the research and development cost-sharing agreement were terminated.

Description of Intellectual Property

Mitel Networks and the Predecessor Business accumulated, through development or acquisition, a significant body of intellectual property related to customer premise communications products and related applications. The intellectual property consists of approximately 134 inventions for which patents have been granted in at least one country, and approximately 115 additional inventions for which patent applications have been filed. This intellectual property has been primarily embodied and expressed in telecommunications products based on analog, Time Division Multiplexing, and Internet Protocol technologies. Over the last number of years, particular emphasis has been placed on Voice over Internet Protocol implementations and on applications leveraging the features and capabilities provided by Internet Protocol/packet-based technologies. As a result, 18 of the patents granted or patent applications referred to above relate specifically to Internet Protocol and its associated technologies. In connection with the acquisition transactions, Mitel Networks has entered into an Intellectual Property License Agreement with Zarlink under which Zarlink granted Mitel Networks a perpetual non-exclusive license to certain intellectual property retained by Zarlink to enable Mitel Networks to continue the operations of the Predecessor Business.

Mitel Networks also maintains an active trademark registration policy and has a portfolio of trademarks and design marks. Mitel Networks also endeavors to register or otherwise protect its current product names, taglines and domain names.

Additionally, Mitel Networks depends on third party suppliers to provide software applications and components for certain of its products, pursuant to supply agreements entered into with such third parties.

As a standard practice, Mitel Networks enters into confidentiality agreements with its employees, consultants, customers, distributors, value-added resellers, solution providers and original equipment manufacturers.

Government Regulations

There are certain United States regulatory policies that require the disabled to have access to communications solutions to the same extent that non-disabled persons do. Failure to achieve this form of accessibility could either subject Mitel Networks to liability with respect to commercial sales of its products and/or could prevent the government from procuring Mitel Networks' products to the extent the products of others are deemed to be more accessible and otherwise a better value. Mitel Networks' design experts are aware of these and other regulations and design Mitel Networks' products accordingly. Mitel Networks is likewise aware of the fact that the U.S. Department of Defense requires interoperability certification from its vendors before procuring new communications systems and Mitel Networks is in the process of applying for such certification testing to be conducted. There is no assurance that the above-noted government regulations will not have a material effect on Mitel Networks' capital expenditures, results of operations, cash flows or competitive position.

C. Organizational Structure

As of July 18, 2003, Mitel Systems, a corporation controlled by Dr. Terence H. Matthews, owned approximately 78% of Mitel Networks' outstanding common shares; Zarlink owned approximately 9% of Mitel Networks' outstanding common shares; Mitel Knowledge, a corporation controlled by Dr. Terence H. Matthews, owned approximately 4%; Power Technology Investment Corporation owned approximately 3%; and employees of Mitel Networks and its subsidiaries and other non-employee minority shareholders owned approximately 6% of Mitel Networks' outstanding common shares.

Mitel Networks carries on its worldwide communications systems business through its subsidiaries. Mitel Networks' active subsidiaries are shown on the chart below, the jurisdiction of incorporation being noted in parentheses.


  =====================    ================      ================      ================          =====================
                                                                            Power
                                Mitel                 Mitel               Technology                  Employees and
          Zarlink              Systems              Knowledge             Investment                        Other
                             Corporation           Corporation           Corporation
  =====================    ================      ================      ================          =====================
             9%                   78%                     4%                   3%                             6%
            ------------------------------------------------------------------------------------------------

                               =======================================================
                                             Mitel Networks Corporation
                                                      (Canada)
                               =======================================================
             50%                                                                                 100%
             ----------------------------------------------------------------------------------------
  ============================                                                         ===============================
         Tianchi-Mitel                                                                         Mitel Networks
      Telecommunications                                                                       International
         Corp. (China)                                                                        Limited (Barbados)
  ============================                                                         ===============================

            ---------------------------------------------------------------------------------------
            100%                                     100%                                            100%
  ============================            =================================                   ========================
        Mitel Networks                             Mitel Networks                                 Mitel Networks
     Asia Pacific Limited                         Holdings Limited                               Overseas Limited
          (Hong Kong)                                   (UK)                                        (Barbados)
  ============================            =================================                   ========================

          100%
  ============================            =================================            ===============================
    Mitel Networks Limited                      Mitel Networks, Inc.                      Mitel Networks Solutions
             (UK)                100%                   (US)                  100%               Inc. (US)
  ============================            ================================= ---------- ===============================

                ---------------------------------------------------------------------------------------------
           100%              100%                   100%                        75%                     80%
  ====================     =================      ==================      =====================     ==================
  Mitel Networks SARL      Mitel Italia SRL        Mitel Networks           Mitel Financial          Edict Training
       (France)                (Italy)                  GmbH                Services Limited             Limited
                                                      (Germany)                   (UK)                     (UK)
  ====================     =================      ==================      =====================     ==================

D. Property, Plants and Equipment

Mitel Networks' activities are currently conducted in North America from leased headquarters facilities of 512,390 square feet located in Ottawa, Ontario, Canada, from leased facilities of 17,974 square feet located in Herndon, Virginia, USA and from owned premises of 286,000 square feet located in Caldicot, Wales, U.K. The headquarters facilities are leased from a company controlled by Dr. Terence H. Matthews, under terms and conditions reflecting prevailing market conditions for a period of 10 years, expiring on February 15, 2011. Mitel Networks also has a number of smaller leased premises located elsewhere in North America, the U.K. and throughout the world.

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

Mitel Networks Limited, a wholly-owned subsidiary of Mitel Networks, entered into a lease agreement dated February 2, 2001 with Mitel Semiconductor Limited, a wholly-owned subsidiary of Zarlink, pursuant to which Mitel Semiconductor Limited, now called Zarlink Semiconductor Limited, leases 49,500 square feet at Mitel Networks Limited's premises at Portskewett Business Park, Portskewett, Monmouthshire, U.K., on terms reflecting prevailing market conditions. The term of the lease is five years. Both parties have the right to terminate the lease on February 2, 2004, or at any time thereafter upon at least twelve months prior written notice. The base rent payable to Mitel Networks is (pound)272,250 per annum.

Item 5.  Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements as of and for the ten week period ended April 27, 2001 and as of and for the fiscal years ended April 28, 2002 and April 27, 2003 and with the audited combined carve-out statement of operations of the Predecessor Business for the forty-six week period ended February 16, 2001. These reports are presented in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

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

Mitel Networks is a global provider of next-generation Internet Protocol telephony, video and data products that creates advanced communication products and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction. Through direct and indirect channels of distribution, Mitel Networks currently serves a wide range of vertical markets, including the retail, education, hospitality, healthcare, and government segments, in the United States, Europe and Canada.

Business Segments:

Mitel Networks reports its operations in two segments: the Communications Solutions segment and the Customer Services segment. The Solutions segment represents Mitel Networks' core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. Solutions' products are distributed through Mitel Networks' dealer and reseller networks and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services, all of which are provided through Mitel Networks' direct sales offices throughout North America and the United Kingdom. Mitel Networks does not allocate general and administrative expenses, amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in the category of "corporate and other" in the segmented information disclosure contained in Mitel Networks' financial statements included elsewhere in this annual report.

Basis of Presentation:

For periods up to February 16, 2001, the Predecessor Business' combined statements of operations have been carved out from the consolidated financial statements of Zarlink, using the historical results of operations of the Predecessor Business. The combined statement of revenues and direct expenses of the Predecessor Business for the forty-six week period ended February 16, 2001 excludes any allocation of Zarlink corporate expenses as well as finance, human resources, information technology and legal expenses supporting its headquarters operations in Ottawa, Ontario, Canada. The combined statement of revenues and direct expenses of the Predecessor Business also excludes interest expense and provision for income taxes. Following the sale of the Predecessor Business by Zarlink, Mitel Networks has been performing these functions using its own resources or purchased services. From February 16, 2001, Mitel Networks has been operating on a stand-alone basis.

Restructuring Actions:

During Fiscal 2003, Mitel Networks implemented a number of workforce reduction programs and closed its U.K. research and development facility in order to realign spending levels with the lower sales volumes experienced in the year. These restructuring actions resulted in total special charges recorded in Fiscal 2003 of $25 million (see additional details in the section "Special Charges").

Related Party Transactions:

Mitel Networks enters into a significant number of related party transactions in the normal course of business and in connection with the financing of its operations. Material related party transactions that occurred during the past three fiscal periods include the outsourcing of the manufacturing and repair operations to BreconRidge, research and development funding received from Mitel Knowledge, financing of operations through demand promissory notes payable to companies controlled by Dr. Terence H. Matthews, leasing of the Ottawa headquarters facilities from Mitel Research Park Corporation, and the distribution of March Networks products through Mitel Networks' channels. The terms of the supply agreement with BreconRidge reflect prevailing market conditions, with the exception of certain committed cost reductions on purchases of traditional communications platform products. These cost reductions are expected to improve Mitel Networks' results of operations through August 1, 2004. Mitel Networks' liquidity was also positively affected by the research and development funding received from Mitel Knowledge, and the financing obtained from companies controlled by Dr. Terence H. Matthews. See Item 7.B. Related Party Transactions for further details.

Outsourcing of Manufacturing Operations:

On August 31, 2001, Mitel Networks outsourced its worldwide manufacturing and repair operations, including the sale of related net assets and the transfer of employees, to BreconRidge for total net consideration of $7.8 million. The transaction resulted in a loss of $2.4 million recorded in Fiscal 2002 operating expenses. This divestiture has allowed Mitel Networks to focus on product development and sales efforts and is expected to result in cost reduction opportunities. Mitel Networks and certain subsidiaries entered into a supply agreement dated August 31, 2001 under which BreconRidge manufactures the majority of Mitel Networks' products and provides certain services to Mitel Networks and its subsidiaries. Pursuant to an amendment executed February 27, 2003, the initial term of the supply agreement was extended to December 31, 2007, followed by automatic one year renewal terms thereafter, all subject to the right of either party to terminate the agreement on at least one hundred eighty days prior notice during any renewal term. Subject to certain exceptions, the supply agreement is exclusive during the amended initial term with respect to current products and new product introductions. Under the terms of the supply agreement, BreconRidge is required to purchase Mitel Networks' raw material inventory, before turning to third party suppliers for raw material procurement. Mitel Networks is not obligated to purchase finished products from BreconRidge in any specific quantity, except pursuant to firm purchase orders. Mitel Networks may be obligated to purchase certain excess inventory levels from BreconRidge that could result from Mitel Networks' actual sales varying from forecast. Under the terms of the supply agreement, BreconRidge has committed to certain cost reductions through August 1, 2004 on purchases of traditional communications platform products.

The supply agreement with BreconRidge represents a concentration that, if suddenly eliminated, could have an adverse effect on Mitel Networks' operations. While Mitel Networks believes that alternative sources of manufacturing would be available if this arrangement were to cease, disruption of its primary source of manufacturing could create a temporary adverse effect on product shipments. There can be no assurance that the supply agreement with BreconRidge will achieve the business objectives and cost reductions currently anticipated.

On August 31, 2001, in connection with the outsourcing of its manufacturing and repair operations, Mitel Networks entered into lease and sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The Ottawa sublease agreement with BreconRidge was amended on May 31, 2002 to increase leased space by 4,026 square feet, bringing the total space subleased to BreconRidge to 256,967 square feet. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options in the fifth and tenth years available to Mitel Networks and BreconRidge.

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

Pursuant to the terms of these agreements, Mitel Knowledge provided research and development funding to Mitel Networks. During Fiscal 2003, Mitel Networks received $6.4 million (Fiscal 2002 - $10 million; fiscal period ended April 27, 2001 - $1.5 million) in research and development funding, net of royalty expenses of $0.5 million (Fiscal 2002 - $0.3 million; fiscal period ended April 27, 2001 - $0.6 million), that was recorded as a liability to related parties on Mitel Networks' Consolidated Balance Sheet.

The research and development agreement provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title and interest in and to the intellectual property, including improvements and new technology, to Mitel Networks. The purchase price for the intellectual property was to be paid through the issuance of common shares from Mitel Networks' treasury, with each such share having a value of $5.25. Effective November 1, 2002, Mitel Networks exercised the call right and acquired the intellectual property from Mitel Knowledge for a price of approximately $12.5 million, satisfied through the issuance of 4,555,169 common shares from treasury based upon an assigned value of $5.25 per share in accordance with the formula in the research and development agreement. The shares issued had a fair value of $2.75 per share on the date of issuance based upon an independent valuation previously obtained. As a result, both the research and development agreement and the research and development cost-sharing agreement have been terminated. The transaction resulted in the settlement of the liability to issue common shares of $22.9 million (April 28, 2002 - $15.6 million) classified in the due to related parties balance in Mitel Networks' Consolidated Balance

Sheet, an increase of $0.1 million to the carrying value of intangible assets and an increase of $23.0 million to the carrying value of common shares.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in Mitel Networks' financial statements and accompanying notes. The determination of estimates requires the exercise of judgment and actual results could differ from those estimates, and any such differences may be material to the financial statements. Mitel Networks' significant accounting policies are described in Note 3 of the Notes to the Consolidated Financial Statements included in this annual report. The following critical accounting policies are significantly impacted by judgments, assumptions and estimates.

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

WARRANTY PROVISION - Mitel Networks accrues warranty costs based on the past experience of claims and expected material usage costs to provide warranty services. If Mitel Networks experiences an increase in warranty claims that is higher than Mitel Networks' past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected.

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

SPECIAL CHARGES - Mitel Networks records restructuring costs when it makes a commitment to a firm exit plan that specifically identifies all significant actions to be taken in conjunction with Mitel Networks' response to a change in its strategic plan, product demand, increased costs or other factors. Mitel Networks reassesses the prior restructuring accruals on a regular basis to reflect changes in the costs of the restructuring activities, and Mitel Networks records new restructuring accruals as commitments are made. Estimates are based on anticipated costs to exit such activities and are subject to change.

CONTINGENCIES - Mitel Networks is party to various claims and litigation arising in the normal course of business. As a result, Mitel Networks considers the likelihood of loss of an asset or the incidence of a liability, as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. Mitel Networks recognizes a provision for estimated loss contingencies when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Mitel Networks regularly evaluates current information available to determine whether such provisions should be adjusted.

DEFERRED TAXES - Mitel Networks recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Significant management judgement is required in determining any valuation allowance recorded against Mitel Networks' net deferred tax assets. Management makes an assessment of the likelihood that Mitel Networks' deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded.

PENSION COSTS - Mitel Networks' defined benefit pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by Mitel Networks to the actuaries including discount rates, expected return on plan assets and rate of compensation increases. In estimating the rates and returns, Mitel Networks considers current market conditions and anticipates how these will affect discount rates, expected returns and rates of compensation increases. Material changes in Mitel Networks' pension benefit costs may occur in the future as a result of changes to these assumptions or from fluctuations in Mitel Networks' related headcount or market conditions.

A. Operating Results

The following table sets forth the audited consolidated statement of operations data for Mitel Networks and the audited statement of revenue and direct expenses of the Predecessor Business for the fiscal periods indicated:


                                                                                                   Predecessor
                                                      Mitel Networks                               Business (1)
                             ----------------------------------------------------------------- --------------------
                                                                                                    Forty-Six
                                  Year Ended            Year Ended         Ten Weeks Ended         Weeks Ended
                                April 27, 2003        April 28, 2002        April 27, 2001      February 16, 2001
                             --------------------- --------------------- --------------------- --------------------
                                           % of                 % of                  % of                  % of
(in millions)                  Amounts   Revenue      Amounts  Revenue      Amounts  Revenue      Amounts  Revenue
-------------------------------------------------------------------------------------------------------------------
Revenue                         $543.1    100.0%      $560.2    100.0%      $ 121.4   100.0%       $515.0    100.0%
Cost of sales                    339.8    62.6         331.0    59.1           64.4   53.0         291.0     56.5
-------------------------------------------------------------------------------------------------------------------
Gross margin                     203.3    37.4         229.2    40.9           57.0   47.0         224.0     43.5

Research and development          63.5    11.7          92.2    16.5           20.1   16.6          74.2     14.4
Selling, general and
  administrative                 185.0    34.0         228.5    40.8           47.0   38.7         202.2     39.3
Purchased in-process
  research and development          --      --            --      --           20.7   17.1            --       --
Special charges                   21.5     4.0          11.7     2.1             --     --          14.8      2.9
Loss on disposal of
  business                          --      --           2.4     0.4             --     --            --       --
Amortization of acquired
  intangibles                     45.4     8.3          68.6    12.2           12.9   10.6           2.7      0.5
-------------------------------------------------------------------------------------------------------------------
Operating loss                $ (112.1)   (20.6)%   $ (174.2)   (31.1)%     $ (43.7)  (36.0)%     $ (69.9)   (13.6)%

Interest expense                   6.5     1.2           4.7     0.8            0.2    0.2           N/A      N/A
Other (income) expense, net       (5.1)   (0.9)          0.6     0.1            0.5    0.4           N/A      N/A
Income tax (recovery)
  expense                         (4.3)   (0.8)          0.2      --            0.9    0.7           N/A      N/A
-------------------------------------------------------------------------------------------------------------------
Net loss                      $ (109.2)   (20.1)%   $ (179.7)   (32.0)%     $ (45.3)  (37.3)%        N/A      N/A
===================================================================================================================

(1) Results of operations of the Predecessor Business for the forty-six week period ended February 16, 2001 exclude (i) any allocation of Zarlink corporate overhead expenses not directly attributable to the operations of the Predecessor Business, (ii) other income (expense), net, and (iii) provision for income taxes.

Net Loss:

Net loss amounted to 20.1% of revenue for Fiscal 2003 compared to 32% of revenue for Fiscal 2002, an improvement of 11.9 percentage points of which 10.5 percentage points related to the improvement in operating loss described below. Other significant favorable variances included (i) a $4.5 million foreign currency gain recorded as part of other (income) expense in Fiscal 2003 compared to a foreign currency loss of $1.2 million recorded in Fiscal 2002 and (ii) income tax recoveries of $4.3 million recorded in Fiscal 2003 compared to income tax expenses of $0.2 million in Fiscal 2002.

The Fiscal 2002 net loss of 32% represented an improvement of 5.3 percentage points compared to the Fiscal 2001 net loss of 37.3%. This was mainly attributable to the $20.7 million write-off of purchased in-process research and development recorded in the ten-week period ended April

27, 2001, which accounted for 17.1% of revenue, and an improvement in the Services segment's gross margin as a percentage of revenue, which increased by
1.4 percentage points to 39% of the Services segment's revenue in Fiscal 2002. These favorable variances were partially offset by (i) lower margins in the Solutions segment which decreased by 11 percentage points to 36% of the Solutions segment's revenue in Fiscal 2002, (ii) higher selling, general and administrative (SG&A), expenses which increased by 2.1 percentage points to 40.8% of total revenue in Fiscal 2002 and (iii) higher interest expense which increased by 0.6 percentage points in Fiscal 2002.

Operating Loss:

Operating loss amounted to 20.6% of revenue for Fiscal 2003 compared to 31.1% of revenue for Fiscal 2002, an improvement of 10.5 percentage points. This improvement was mainly attributable to an aggregate 11.5 percentage point reduction in SG&A expenses across all business segments and research and development (R&D) expenses resulting from various restructuring actions implemented during the year, including the workforce reductions, the closing of the United Kingdom R&D facility and the consolidation of various offices throughout the United States, which affected both the Solutions and the Services segments. The 3.8 percentage point reduction in amortization of acquired intangibles, which reached the end of their estimated useful lives during Fiscal 2003, also contributed to the improvement over Fiscal 2002. These favorable variances were partially offset by a 3.5 percentage point increase in cost of goods sold mainly as a result of inventory provisions and a higher proportion of sales that generated lower margins, and a negative variance of 1.9 percentage points noted in special charges due to larger workforce reductions and other restructuring costs incurred in Fiscal 2003 compared to Fiscal 2002.

Operating loss amounted to 31.1% and 36% of revenue for Fiscal 2002 and for the ten-week period ended April 27, 2001, respectively, compared to 13.6% of revenue for the forty-six week period ended February 16, 2001. The deterioration in operating results between the forty-six week period ended February 16, 2001 and Fiscal 2002 was mainly driven by the increase in the Solutions segment's operating loss, the $65.9 million increase in the amortization of intangible assets resulting from the acquisition transactions on February 16, 2001, and a $2.4 million loss on disposal of the Network Access Solutions business recorded in Fiscal 2002. These unfavorable variances were partially offset by an improvement of the Services segment's operating income and lower special charges of $11.7 million recorded in Fiscal 2002 compared to $14.8 million recorded in the forty-six week period ended February 16, 2001. Other corporate unallocated expenses remained consistent at 9% of total revenue for Fiscal 2002 and the forty-six week period ended February 16, 2001.

Solutions segment

The Solutions segment's operating loss improved by 7.7 percentage points to 24.4% of the segment's revenue in Fiscal 2003 compared to 32.1% in Fiscal 2002. This improvement was mainly attributable to a 31% reduction in Fiscal 2003 R&D expenses over Fiscal 2002 R&D expenses following the significant investment required in Fiscal 2002 to launch Mitel Networks' new Internet Protocol-enabled solutions. The cost reduction initiatives taken in Fiscal 2002 and in the first quarter of Fiscal 2003 also contributed to the reduction in the segment's SG&A expenses and R&D expenses. These positive variances were partially offset by a
3.7 percentage
point reduction in the segment's gross margin as a percentage of the segment's revenue, resulting from (i) increased inventory obsolescence provisions, (ii) a higher than expected proportion of demonstration and field trial Internet Protocol systems sold at lower prices and lower line sizes, and (iii) a higher mix of third party application sales that generated lower margins. Although Mitel Networks cannot guarantee future results, management anticipates that improved margins as a result of increased sales of systems with larger line sizes, increased software sales, and a reduction in sales of lower margin third party hardware, together with lower spending as a result the cost reduction initiatives taken in Fiscal 2003 and in the first quarter of Fiscal 2004, will result in better performance of the Solutions segment in Fiscal 2004 when compared to Fiscal 2003.

The Solutions segment's operating loss increased to 32.1% of the segment's revenue for Fiscal 2002 compared to 10.8% of the segment's revenue for the forty-six week period ended February 16, 2001. This increase was mainly driven by the significant investment in R&D expenses discussed above, a deterioration of the segment's gross margin, and an increase in SG&A expenses resulting from the investment towards geographic and channel expansion.

Services segment

The Services segment's operating income increased by 5 percentage points to 22% of the segment's revenue in Fiscal 2003 due to a 7 percentage point decrease in SG&A as a percentage of the segment's revenue resulting from the workforce reductions implemented in the year. This improvement was partially offset by a reduction of 2 percentage points in the segment's gross margin as a percentage of the segment's revenue due to a shift in mix towards lower margin services, accounting for half of the reduction, and significant inventory provisions, accounting for the second half of the reduction.

The Fiscal 2002 Services segment's operating income increased by 8 percentage points to 17.4% of the segment's revenue when compared to the forty-six week period ended February 16, 2001. This increase was mainly due to a 5.5 percentage point increase in gross margin resulting from an increased mix of maintenance revenue generating higher margins and a 2.5 percentage point decrease in SG&A due to infrastructure investment, both as a percentage of the segment's revenue.

Revenue:

The following table sets forth external segmented revenue, both in dollars and in percentage terms, for the fiscal periods indicated:

                                                                                                 Combined Mitel
                                                                                                  Networks and
                                                                              Predecessor          Predecessor
                                     Mitel Networks                             Business           Business (1)
                ------------------------------------------------------     -------------------------------------
                                                         Ten Weeks         Forty-six Weeks            Year
                           Year Ended                      Ended                Ended                Ended
                April 27, 2003    April 28, 2002       April 27, 2001       Feb. 16, 2001        April 27, 2001
                ---------------- -----------------    -----------------    -----------------    -----------------
                          % of             % of                 % of                 % of                 % of
(in millions)   Revenue   Sales  Revenue   Sales      Revenue   Sales      Revenue   Sales      Revenue   Sales
-----------------------------------------------------------------------------------------------------------------
                            (Actual)                        (Actual)           (Actual)            (Pro Forma)

Solutions         $254.1  47%      $248.7  44%          $ 47.9  39%          $244.7  48%          $271.3  48%
Services           289.0  53%       311.5  56%            73.5  61%           270.3  52%           320.3  52%
-----------------------------------------------------------------------------------------------------------------
                  $543.1  100%     $560.2  100%         $121.4  100%         $515.0  100%         $591.6  100%
=================================================================================================================

----------
(1) Pro forma annualized revenue for Fiscal 2001 represents the sum of (a) revenue of the Predecessor Business for the forty-six weeks ended February 16, 2001, extrapolated to forty-two weeks, and (b) Mitel Networks' revenue for the ten weeks ended April 27, 2001.

Fiscal 2003 revenue decreased by 3% compared to Fiscal 2002 as a result of the discontinuation, in Fiscal 2002, of the Network Access Solutions business which generated $3.9 million of revenue in Fiscal 2003 compared to $20 million in Fiscal 2002. Excluding the impact of the Network Access Solutions revenue, and despite the lower sales of communications systems generated in Fiscal 2003 resulting from the reduced demand due to the general economic slowdown, Mitel Networks was able to generate the same level of total revenue in Fiscal 2003 compared to last year because of higher revenues from maintenance and support service contracts. Mitel Networks' migration path to Internet Protocol-based products contributed to a 260% increase in Internet Protocol sales, in Fiscal 2003 compared to Fiscal 2002. However, there can be no assurance that the adoption rate by Mitel Networks' customers of new Internet Protocol-based products will continue to increase at this rate or generate expected revenues.

For purposes of the comparative discussion on Fiscal 2002 revenue compared to Fiscal 2001, annualized revenue for Fiscal 2001 was extrapolated from revenue for the forty-six week period ended February 16, 2001 and revenue for the ten-week period ended April 27, 2001. Fiscal 2002 revenue decreased by 5% from Fiscal 2001 revenue, on an annualized basis, as a result of (i) reduced customer demand for communications products due to the continued economic slowdown in the technology sector which explained most of the revenue decrease, and (ii) the discontinuation of the Network Access Solutions business which accounted for 2% of the reduction. These reductions were partially offset by the introduction of Internet Protocol-enabled solutions, which resulted in a 2% increase in total revenue from Fiscal 2001, on an annualized basis.

Solutions segment

Excluding Network Access Solutions sales, the Fiscal 2003 Solutions segment's sales increased by 9% compared to Fiscal 2002 mainly as a result of a significant increase in Internet Protocol sales across all regions and expansion into new geographic markets and distribution channels, partially offset by the expected decline in sales of traditional communications platform products and the continued global economic downturn.

The Fiscal 2002 Solutions segment's sales decreased by 8% compared to Fiscal 2001, on an annualized basis, mainly as a result of the discontinuation of the Network Access Solutions business which accounted for 5% of the total decrease (see also Special Charges). The balance of the decrease resulted from lower sales volumes due to a general decrease in customer demand.

Services segment

The Fiscal 2003 Services segment's sales decreased by 7% compared to Fiscal 2002 mainly as a result of the continued global economic downturn and associated political issues. The majority of this decline has been in the United States market.

The Fiscal 2002 Services segment's sales decreased by 3% from Fiscal 2001, on an annualized basis, as a result of lower demand for equipment additions, moves and changes, as well as by the general economic downturn in the telecommunications industry. The Services segment was less affected by the general reduction in demand explained above as it has traditionally been more stable due to its recurring service revenue.

The following table sets forth external revenue for groups of similar products and services, both in dollars and in percentage terms, for the fiscal periods indicated:


                                                                                                             Combined Mitel
                                                                                                              Networks and
                                                                                          Predecessor          Predecessor
                                                 Mitel Networks                             Business           Business (1)
                            ------------------------------------------------------     -------------------------------------
                                       Year Ended                      Ended
                            April 27, 2003    April 28, 2002       April 27, 2001       Feb. 16, 2001        April 27, 2001
                            ---------------- -----------------    ----------------     -----------------    ----------------
                                      % of             % of                 % of                 % of                  % of
(in millions)               Revenue   Sales  Revenue   Sales      Revenue   Sales      Revenue   Sales      Revenue    Sales
----------------------------------------------------------------------------------------------------------------------------
                                (Actual)        (Actual)              (Actual)             (Actual)            (Pro Forma)
                                (Audited)      (Audited)           (Unaudited) (2)       (Unaudited) (2)     (Unaudited) (2)
Products:
 Communications platforms
  and desktop appliances      $294.7  54%      $298.9  53%          $ 46.0  37%          $198.0  38%          $226.8  38%
 Software applications          45.7  8%         52.2  9%             11.7  10%            51.8  10%            59.0  10%
 OEM products                   41.2  8%         42.3  8%             17.0  14%            75.6  15%            86.0  15%
 Other                          14.4  3%         30.5  6%              8.4  7%             41.0  8%             45.8  8%
----------------------------------------------------------------------------------------------------------------------------
                               396.0  73%       423.9  76%            83.1  68%           366.4  71%           417.6  71%
----------------------------------------------------------------------------------------------------------------------------

Services:
 Maintenance and support       128.6  23%       114.0  20%            32.0  27%           139.5  27%           159.3  27%
 Managed services               14.9  3%         10.8  2%              1.1  1%              3.6  1%              4.5  1%
 Professional services           3.6  1%         11.5  2%              5.2  4%              5.5  1%             10.2  1%
----------------------------------------------------------------------------------------------------------------------------
                               147.1  27%       136.3  24%            38.3  32%           148.6  29%           174.0  29%
----------------------------------------------------------------------------------------------------------------------------

                              $543.1  100%     $560.2  100%         $121.4  100%         $515.0  100%         $591.6  100%
============================================================================================================================

----------
(1) Pro forma annualized revenue for Fiscal 2001 represents the sum of (a) revenue of the Predecessor Business for the forty-six weeks ended February 16, 2001, extrapolated to forty-two weeks, and (b) Mitel Networks' revenue for the ten weeks ended April 27, 2001.

(2) Certain comparative figures have been reclassified to conform with the Fiscal 2003 and the Fiscal 2002 presentation. These reclassifications are unaudited.

Product sales

Fiscal 2003 revenue from product sales amounted to $396 million (or 73% of total revenue) compared to $423.9 million (or 76% of total revenue) in Fiscal 2002. The decrease was mainly attributable to the discontinuation, in Fiscal 2002, of the Network Access Solutions business, which amounted to $20 million in Fiscal 2002 compared to only $3.9 million in Fiscal 2003. The platforms and appliances product category was characterized by a significant increase in Internet Protocol product sales across all regions, offset by the expected decline in sales of traditional communications platform products. Although Mitel Networks cannot guarantee future results, management expects this trend will continue into Fiscal 2004.

Fiscal 2002 revenue from product sales amounted to 76% of total revenue compared to 71% in Fiscal 2001, on an annualized basis, primarily due to the introduction of Internet Protocol integrated communication platforms and associated Internet Protocol-based desktop appliances, a strong Voice over Internet Protocol migration program, improvements in Time Division Multiplexing-based products and systems and a strengthened dealer network. These gains were partially offset by a reduction in original equipment manufacturer equipment sales as a result of reduced post Year 2000 spending and the reduction in network access product sales described above.

Services sales

Fiscal 2003 revenue from services sales increased to 27% of total revenue compared to 24% in Fiscal 2002, mainly as a result of significant sales from fixed maintenance contracts. These revenues have not been impacted by the continued general economic slowdown, given their fixed term, and management expects sales from fixed maintenance contracts will remain strong going into Fiscal 2004.

Fiscal 2002 revenue from services sales decreased to 24% of total revenue compared to 29% in Fiscal 2001, on an annualized basis, mainly as a result of reduced post Year 2000 spending as enterprises increased their demand for maintenance and related support services to mitigate the risk of Year 2000 non-compliance in the years leading up to 2000 and in the period immediately following January 1, 2000.

The following table sets forth sales by geographic regions, both in dollars and in percentage terms, for the fiscal periods indicated:


                                                                                                     Combined Mitel
                                                                                                      Networks and
                                                                                  Predecessor          Predecessor
                                         Mitel Networks                             Business           Business (1)
                    ------------------------------------------------------     -------------------------------------
                                                             Ten Weeks         Forty-six Weeks            Year
                               Year Ended                      Ended                Ended                Ended
                    April 27, 2003    April 28, 2002       April 27, 2001       Feb. 16, 2001        April 27, 2001
                   ----------------- ----------------    ------------------    -----------------    -----------------
                              % of             % of                 % of                  % of                 % of
(in millions)       Revenue  Sales    Revenue Sales       Revenue   Sales       Revenue  Sales       Revenue  Sales
---------------------------------------------------------------------------------------------------------------------
                               (Actual)                        (Actual)             (Actual)           (Pro Forma)
Canada               $ 38.7  7%       $ 35.8  6%           $  8.4  7%            $ 33.5  7%           $ 39.0  7%
United States         267.3  49%       289.6  52%            59.7  49%            248.5  48%           286.6  48%
United Kingdom        194.3  36%       196.5  35%            44.1  36%            186.2  36%           214.1  36%


                                                                                                     Combined Mitel
                                                                                                      Networks and
                                                                                  Predecessor          Predecessor
                                         Mitel Networks                             Business           Business (1)
                    ------------------------------------------------------     -------------------------------------
                                                             Ten Weeks         Forty-six Weeks            Year
                               Year Ended                      Ended                Ended                Ended
                    April 27, 2003    April 28, 2002       April 27, 2001       Feb. 16, 2001        April 27, 2001
                   ----------------- ----------------    ------------------    -----------------    -----------------
                              % of             % of                 % of                  % of                 % of
(in millions)       Revenue  Sales    Revenue Sales       Revenue   Sales       Revenue  Sales       Revenue  Sales
---------------------------------------------------------------------------------------------------------------------
                               (Actual)                        (Actual)             (Actual)           (Pro Forma)
Other foreign
 countries             42.8  8%         38.3  7%              9.2  8%              46.8  9%             51.9  9%
---------------------------------------------------------------------------------------------------------------------
                     $543.1  100%     $560.2  100%         $121.4  100%          $515.0  100%         $591.6  100%
=====================================================================================================================

----------
(1) Pro forma annualized revenue for Fiscal 2001 represents the sum of (a) revenue of the Predecessor Business for the forty-six weeks ended February 16, 2001, extrapolated to forty-two weeks, and (b) Mitel Networks' revenue for the ten weeks ended April 27, 2001.

Compared to Fiscal 2002, Fiscal 2003 revenue by geographic region increased or generally remained consistent in all regions except in the United States. This improvement was due to the penetration of new markets and channels, especially in continental Europe and a significant increase in Internet Protocol product sales partially offset by the expected decline in sales of traditional communications platform products. The decline in the United States revenue was largely attributable to continued global economic and political issues, partially offset by a significant increase in Internet Protocol product revenues. Although Mitel Networks cannot guarantee future results, management expects that Fiscal 2004 will be characterized by a continued penetration of new markets which Mitel Networks has begun to address over the past two years, particularly continental Europe and Asia Pacific, and a continued shift towards Internet Protocol product sales.

In Fiscal 2002, the significant downturn in economic conditions impacted sales in all of Mitel Networks' geographic regions, except in the United States where revenues marginally increased compared to Fiscal 2001, on an annualized basis. The increase in United States revenues was mainly attributable to increased product sales due to strengthening of Mitel Networks' U.S. dealer network and increased revenue recorded by the Services segment as a result of a large contract for installation of new communications systems. The decreases in the United Kingdom and other foreign markets were largely driven by the discontinuation of the Network Access Solutions business.

Backlog:

Mitel Networks defines backlog as unconditional purchase orders or other contractual agreements for products or services for which customers have requested delivery within the next twelve months. Backlog was $38.9 million at April 27, 2003, compared with $43.6 million at April 28, 2002. Mitel Networks has historically operated with a relatively small backlog as orders are frequently booked and shipped within the same fiscal month. In addition, orders are subject to cancellation, rescheduling by customers or product specification changes by the customers. As a result, Mitel Networks does not believe that its backlog, at any given date, is a reliable indicator of future revenues.

Gross Margin:

Gross margins as a percentage of revenue declined from 40.9% of revenue in Fiscal 2002 to 37.4% of revenue in Fiscal 2003. This decline primarily resulted from decreases in both the Solutions and the Services segments' margins, as a percentage of revenue.

Gross margins as a percentage of revenue declined from 43.5% of revenue in the forty-six week period ended February 16, 2001 to 40.9% of revenue in Fiscal 2002. This decline was mainly driven by the deterioration of the Solutions segment's margins, partially offset by an improvement of the Services segment's margins, both as a percentage of revenue.

Solutions segment

Mitel Networks operated manufacturing plants for the first four months of Fiscal 2002 and, following the outsourcing of its manufacturing operations on August 31, 2001, entered into a supply agreement with BreconRidge for the remainder of Fiscal 2002 and for Fiscal 2003. As a result of such supply agreement with BreconRidge, manufacturing costs of Mitel Networks' products were eliminated and replaced by purchase prices of finished products for the last eight months of Fiscal 2002 and for Fiscal 2003. This change to an outsource manufacturing model did not have a material impact on the Fiscal 2002 gross margins as a percentage of revenue compared to Fiscal 2001. However, the Fiscal 2003 gross margins were positively affected by certain cost reductions on purchases of traditional communications platform products pursuant to the terms of the supply agreement with BreconRidge.

Despite the cost reductions pursuant to the terms of the BreconRidge supply agreement explained above, the Solutions segment's gross margins as a percentage of the segment's revenue decreased from 35.7% of revenue in Fiscal 2002 to 32% in Fiscal 2003. This decline was mainly attributable to increased inventory obsolescence provisions associated with the realignment towards an Internet Protocol-centric product portfolio. Factors that also contributed to the overall decrease of the Solutions segment's margins as a percentage of revenue included:
(i) the continued lower margins generated from Internet Protocol demonstration and field trial systems sold at lower prices and in lower line sizes experienced in the first half of Fiscal 2003, (ii) the increased costs associated with the introduction of Internet Protocol products, and (iii) the higher proportion of third party software application sales at lower margins . However, as a result of sales of Internet Protocol products with larger line sizes, cost reductions resulting from Internet Protocol communications platform re-design efforts and improved manufacturing costs of Internet Protocol desktop appliances, improved Internet Protocol product margins were generated in the second half of Fiscal 2003. Although Mitel Networks cannot guarantee future results, management expects this improvement to continue into Fiscal 2004. Although margins on traditional communications platform products remained strong throughout Fiscal 2003, they are expected to gradually trend down into Fiscal 2004 as a result of continued pricing pressures.

The Solutions segment's gross margins as a percentage of the segment's revenue decreased from 44.4% of revenue in the forty-six week period ended February 16, 2001 to 35.7% of revenue in Fiscal 2002. This decline was mainly attributable to increases in inventory obsolescence provisions associated with a slowdown in the Network Access Solutions business and a shift from the traditional product portfolio to the Internet Protocol-enabled solutions resulting in increased inventory provisions for traditional communications platform products. Also contributing to the overall decrease of the Solutions segment's margins as a percentage of revenue, but to a lesser degree, were the pricing pressures on certain traditional communications platform products and lower Fiscal 2002 margins resulting from Internet Protocol product sales generated from demonstration and field trial systems sold at lower prices and in lower line sizes to encourage channel adoption. Internet Protocol sales also resulted in higher product costs as volume had not yet reached targeted production levels during the market introduction phase of these solutions.

Services segment

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

The Services segment's gross margins as a percentage of the segment's revenue decreased from 39% of revenue in Fiscal 2002 to 37.1% in Fiscal 2003. This decrease was mainly attributable to significant inventory obsolescence provisions associated with the realignment towards an Internet Protocol-centric product portfolio, partially offset by a shift in revenue mix towards higher margin fixed term maintenance contracts. Management believes that the significant competitive pricing pressures on product and installation services sales experienced by the Services segment, particularly in the hospitality, education and retail markets, may impact the future performance of the Services segment.

The Services segment's gross margins as a percentage of the segment's revenue increased from 33.5% of revenue in the forty-six week period ended February 16, 2001 to 39% of revenue in Fiscal 2002. This increase was mainly attributed to a reduction in average labor costs resulting from the overall volume increase and a shift in revenue towards higher margin maintenance contract revenues.

Research and Development (R&D):

Mitel Networks allocates all its R&D expenses to the Solutions segment. R&D expenses decreased from 16.5% in Fiscal 2002 to 11.7% in Fiscal 2003. This decrease resulted from workforce reductions implemented in Fiscal 2002 and Fiscal 2003, the closing of the United Kingdom R&D facility in Fiscal 2003 and the completion of the significant investment required in Fiscal 2002 to launch Mitel Networks' new Internet Protocol-enabled solutions. Although Mitel Networks cannot guarantee future results, it is expected that the workforce reductions implemented in Fiscal 2003 and in the first quarter of Fiscal 2004 will contribute to reduced Fiscal 2004 R&D expenses in absolute dollars compared to Fiscal 2003. The expenses may vary, however, as a percentage of revenue as Mitel Networks has been taking actions to reduce its R&D expenses as a percentage of revenue.

R&D expenses increased from 14.4% of revenue during the fiscal period ended February 16, 2001 to 16.6% and 16.5% of revenue in the fiscal period ended April 27, 2001 and the fiscal year ended April 28, 2002, respectively. This increase resulted from the significant development efforts directed towards Mitel Networks' new Internet Protocol voice communications products prior to their launch in November 2001.

Selling, General and Administrative (SG&A):

SG&A expenses decreased to 34.0% of revenue in Fiscal 2003 compared to 40.8% of revenue in Fiscal 2002. This improvement was primarily attributable to the workforce reductions implemented in Fiscal 2002 and Fiscal 2003 described in the section "Special Charges." The significant investment made during Fiscal 2002 in geographic expansion, new strategic alliances and channel expansion, not repeated in Fiscal 2003, also contributed to the improvement in Fiscal 2003 SG&A expenses. Although Mitel Networks cannot guarantee future results, it expects that the Fiscal 2003 restructuring actions, coupled with additional restructuring actions taken in the first quarter of Fiscal 2004, will result in decreased SG&A expenses, both in absolute dollars and as a percentage of revenue from the Fiscal 2003 level.

SG&A expenses for Fiscal 2002 were 40.8% compared to 39.3% and 38.7% of revenue for the fiscal periods ended February 16, 2001 and April 27, 2001, respectively. SG&A expenses of the Predecessor Business for the fiscal period ended February 16, 2001 did not include allocations of corporate overhead expenses, including finance, human resources, information systems and legal that are necessary to support a stand alone company. In addition, the Ottawa headquarters facilities were owned by Zarlink prior to the acquisition transactions and are now leased by Mitel Networks from a company controlled by Dr. Terence H. Matthews on terms reflecting prevailing market conditions. The Fiscal 2002 base rent expense related to the Ottawa headquarters facilities, which included a component for property financing charges, exceeded the Fiscal 2001 annualized depreciation expense by approximately $2.8 million. Also contributing to the increase in SG&A expenses is the significant investment made during Fiscal 2002 towards geographic expansion, more specifically in continental Europe, Asia Pacific and Central and Latin America regions, new strategic alliances and channel expansion. The Fiscal 2002 restructuring actions described in the section "Special Charges" contributed to reduce SG&A expenses in mature areas of the business as well as core markets to allow the reinvestment of the savings in new market opportunities.

Solutions segment

The Solutions segment's SG&A expenses decreased to 35.3% of the segment's revenue for Fiscal 2003 compared to 37.1% of the segment's revenue for Fiscal 2002. This decrease was mainly attributable to the workforce reductions implemented in Fiscal 2002 and Fiscal 2003 as described in the section "Special Charges", as well as the reduction in costs associated with the investment in Fiscal 2002 towards geographic and channel expansion described below.

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

Services segment

The Services segment's SG&A expenses decreased to 14.9% of the segment's revenue for Fiscal 2003 compared to 21.6% of the segment's revenue for Fiscal 2002. This improvement was mainly due to the workforce reductions implemented in Fiscal 2002 and in Fiscal 2003 described in Special Charges.

The Services segment's SG&A expenses decreased to 21.6% of the segment's revenue for Fiscal 2002 compared to 24.2% of the segment's revenue for the forty-six week period ended February 16, 2001. This decrease was due to management's ability to leverage its SG&A investment to grow revenue without increasing costs.

Purchased In-Process Research and Development:

There was no charge in Fiscal 2002 and Fiscal 2003 for purchased in-process research and development. On February 16, 2001, in connection with the acquisition transactions, Mitel Networks allocated the purchase price of the Predecessor Business to identifiable intangible assets based on their then fair market value, including $20.7 million to in-process technology. This allocation, supported by an independent valuation, corresponded to the development of the Internet Protocol technology that had not yet reached technological feasibility and had no alternative use at the time of the acquisition transactions. Accordingly, this amount was charged to expenses in the fiscal period ended April 27, 2001. The fair market value of acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. A discount rate of 21% was used in the present value calculations which was derived from a weighted-average cost of capital analysis adjusted upward to reflect additional risks inherent in the development life cycle. The following table summarizes other key assumptions underlying the valuation of the significant in-process research and development projects acquired on February 16, 2001 and the allocated purchase price based on the projects' estimated fair market values:


                                      Allocated Purchase      Estimated Cost to        Anticipated
                                     Price Based on Fair    Complete Technology at     Completion            %
(in millions)                           Market Values        Time of Acquisition          Date           Completion
-------------------------------------------------------------------------------------------------------------------
MN3300 system                                 $8.1                   $ 14.0         November 2001           52%
Speak@Ease voice recognition
  software                                     4.9                      0.4         July 2001               69%
MN3100 small business system                   3.1                      9.8         August 2001             59%
DSL Network Access Solutions                   2.7                      1.6         September 2001          71%
Internet Protocol desktop products             1.6                      5.0         November 2001           37%
SX-2000 system enhancements                    0.3                      1.5         September 2001          15%
-------------------------------------------------------------------------------------------------------------------
                                            $ 20.7                   $ 32.3
-------------------------------------------------------------------------------------------------------------------

Actual results have been consistent, in all material respects, with Mitel Networks' assumptions at the time of the acquisition transactions. The assumptions primarily consisted of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections assuming the products have entered the market. The costs incurred for the projects in process were primarily labor costs for design, prototype development and testing. At the end of Fiscal 2002, all purchased in-process research and development projects were completed.

Amortization of Acquired Intangibles:

As part of the acquisition transactions, Mitel Networks recorded acquired intangible assets of $141.7 million consisting of developed technology, workforce, customer base and patents. The value of the developed technology relates to Mitel Networks' right to exploit the intellectual property then owned by Mitel Knowledge, pursuant to the terms of a license agreement (see Item 4.B under "Intellectual Property" for details). Resulting amortization expense amounted to $12.9 million, $68.6 million and $45.4 million for the fiscal period ended April 27, 2001 and for Fiscal 2002 and Fiscal 2003, respectively. Acquired intangible assets have been fully amortized in Fiscal 2003.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." SFAS 142 requires goodwill and intangible assets with indefinite useful lives to be tested for impairment and written down when impaired, rather than being amortized as previous standards required. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. On adoption of the new rules, Mitel Networks reclassified to goodwill the acquired workforce totaling $7.6 million at April 28, 2002 previously classified as purchased intangible assets, and ceased its amortization. As a result of the reassessment of the useful life of identifiable intangibles completed in the first quarter of Fiscal 2003, Mitel Networks will continue to amortize intangible assets with finite lives over a two-year period. SFAS 142 also requires the company to establish reporting units and apply a two-step approach to assessing goodwill impairment. Mitel Networks completed the transitional and annual goodwill impairment tests and determined that no impairment existed as of the date of adoption and as of April 27, 2003.

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

Mitel Networks and the Predecessor Business used a consistent straight-line amortization method over an estimated useful life of two years on acquired intangible assets.

Special Charges:

During Fiscal 2003, Mitel Networks recorded special restructuring charges of $21.5 million related to additional cost reduction measures taken to minimize the impact of the economic slowdown, net of reversals of current year's charges of $2.5 million and prior year's charges of $1 million resulting primarily from adjustments to original estimated severance costs and fewer than originally anticipated employee terminations. The net restructuring charges included workforce reduction costs of $19.9 million relating to 265 terminated employees across most geographic regions, of which $17.5 million and $3 million related to the Solutions segment and the Services segment, respectively, and $1 million related to support functions classified in the "Corporate and Other" category of Mitel Networks' segmented information. Non-cancelable lease costs of $4.7 million and a loss on disposal of capital assets of $0.4 million, both related to the closure of the United Kingdom R&D facility, were also included in the Fiscal 2003 restructuring charges. These restructuring actions are expected to result in a total reduction of Mitel Networks' operating costs of approximately $34 million in Fiscal 2004, of which $24 million, $8 million and $2 million relate to the Solutions segment, the Services segment and the Corporate and Other category, respectively. These restructuring programs were completed by April 27, 2003.

Subsequent to April 27, 2003, Mitel Networks recorded additional special restructuring charges of $2.4 million related to the termination of 50 employees, primarily in North America, of which $1.5 million, $0.2 million and $0.7 million related to the Solutions segment, the Services segment and the Corporate and Other category, respectively. This workforce reduction is expected to result in a total reduction of Mitel Networks' operating costs of approximately $5 million in Fiscal 2004, of which $4.1 million, $0.6 million and $0.2 million relate to the Solutions segment, the Services segment and the Corporate and Other segment, respectively. In addition, subsequent to April 27, 2003, Mitel Networks implemented other actions including the deferral of certain research and development programs and the deferral of channel, marketing and other expenditures. These cost deferral actions are expected to result in total savings of Mitel Networks' operating costs of approximately $7 million in Fiscal 2004, of which $6 million, $0.3 million and $0.7 million relate to the Solutions segment, the Services segment and the Corporate and Other category, respectively.

During Fiscal 2002, Mitel Networks recorded special restructuring charges of $11.7 million in operating expenses related to the implementation of a series of cost reduction actions taken to realign Mitel Networks' organization and reduce overhead, including the termination of research and development efforts related to the Network Access Solutions products. The restructuring charges included workforce reduction costs of $10.5 million related to 278 terminated employees across most geographic regions, of which $7.3 million and $1.8 million related to the Solutions segment and the Services segment, respectively, and $1.4 million related to support functions classified in the "Corporate and Other" category of Mitel Networks' segmented information. Legal costs of $0.6 million and a loss on disposal of capital assets of $0.6 million related to the restructuring actions taken in the Solutions segment were also included in the Fiscal 2002 restructuring charges. Mitel Networks expects that these restructuring measures will result in a total reduction of its operating costs of approximately $16 million in Fiscal 2004 (Solutions segment - $11 million; Services segment - $3 million; Corporate and Other - $2 million). Mitel Networks completed these cost reduction actions in the first quarter of Fiscal 2003.

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

Loss on Disposal of Manufacturing Assets:

On August 31, 2001, Mitel Networks outsourced its manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $7.8 million in the form of long-term promissory notes receivable of $8.4 million and promissory notes payable of $0.6 million. The transaction resulted in a loss on disposal of $2.4 million recorded in Fiscal 2002 operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration.

The long-term promissory notes receivable, net of the long-term promissory notes payable, were paid in full in February 2003, prior to the original maturity date of August 31, 2003.

Interest Expense:

Interest expense was $6.5 million, $4.7 million and $0.2 million in Fiscal 2003, Fiscal 2002 and the ten weeks ended April 27, 2001, respectively, representing an increase of $1.8 million in Fiscal 2003 compared to Fiscal 2002 and an increase of $4.5 million in Fiscal 2002 compared to the 2001 fiscal period. These increases were largely attributed to a higher amount of weighted average credit facilities and long-term debt outstanding in each of the past two years (see Item 4.B Liquidity and Capital Resources).

Other (Income) Expense, Net:

Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses and interest income. Other income, on a net basis, amounted to $5.1 million in Fiscal 2003 compared to other expense, on a net basis, of $0.6 million in Fiscal 2002 and $0.5 million for the fiscal period ended April 27, 2001. The income recorded in Fiscal 2003 principally resulted from significant transactional foreign currency gains realized in the year. Mitel Networks uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.

Provision for Income Taxes:

Mitel Networks recorded an income tax recovery of $4.3 million in Fiscal 2003 and income tax expenses of $0.2 million and $0.9 million for Fiscal 2002 and for the fiscal period ended April 27, 2001, respectively. The Fiscal 2003 recovery resulted primarily from tax assessments and tax refunds received in respect of prior periods. The Fiscal 2002 expense resulted primarily from minimum tax liabilities in certain jurisdictions. Based on the statutory tax rates in Canada, Mitel

Networks would have been expected to record income tax recoveries for each of these three fiscal periods. However, a significant portion of the tax losses was derived from foreign subsidiaries operating in jurisdictions with lower statutory tax rates than those that apply in Canada. Furthermore, tax benefits of tax losses and deductible temporary differences incurred during each of the last three fiscal years have not been recognized for accounting purposes to date due to the lack of historical profitability.

B. Liquidity and Capital Resources

During Fiscal 2003, Mitel Networks implemented actions to strengthen its liquidity and cash positions. As a result, cash and cash equivalents totaled $32.4 million at April 27, 2003, which represented an increase of $26.7 million from $5.7 million at April 28, 2002. This improvement was mainly attributable to $47 million in cash generated from financing activities, which was partially offset by $18.9 million in cash used in operations.

Operating Activities:

Net cash used in operating activities of $18.9 million for Fiscal 2003 represented an improvement of $77.9 million (or 80.5%) over Fiscal 2002. This significant improvement resulted primarily from (i) a significant reduction in operating expenses resulting from the cost reduction actions taken in Fiscal 2002 and Fiscal 2003, and (ii) a further reduction of R&D expenses as a result of the completion, in Fiscal 2002, of the significant research and development investment strategy that lead to the launch of the new Voice over Internet Protocol product portfolio in November 2001. Cash generated from the change in non-cash operating assets and liabilities was $8.2 million compared to cash usage of $14.1 million in Fiscal 2002, due principally to improvements in accounts receivable.

Investing Activities:

Net cash used in investing activities totaled $0.5 million in Fiscal 2003 compared to $19.2 million in Fiscal 2002 . The improvement noted in Fiscal 2003 was largely due to the significant reduction of $11.7 million in capital expenditures which amounted to $6.6 million in Fiscal 2003 compared to $18.3 million in Fiscal 2002. This reduction resulted primarily from the cost reduction efforts undertaken during Fiscal 2003 to improve liquidity. Capital expenditures generally related to computer equipment and equipment used in research and development.

Also contributing to the Fiscal 2003 improvement in investing activities was the $8.2 million early repayment on February 27, 2003 of promissory notes receivable from BreconRidge, which had an original maturity date of August 31, 2003.

Financing Activities:

Net cash provided by financing activities totaled $47 million in Fiscal 2003 compared to $113.5 million in Fiscal 2002. Cash flows from financing activities in Fiscal 2003 were mainly attributable to (i) net proceeds of $30.9 million from related party loans payable to Wesley Clover, a company controlled by Dr. Terence H. Matthews, (ii) proceeds of $24.8 million from the issuance of warrants, and (iii) proceeds of $10.1 million from the issuance of convertible debentures, partially offset by repayments of bank indebtedness, related party loans and long-term debt totaling $27.3 million.

Related party loans payable to Wesley Clover, amounting to $42.3 million at April 27, 2003, were used mainly to support operating activities. These related party loans are subordinated to Mitel Networks' 364-day credit facilities, bear interest at the prime rate and are payable on demand.

On August 16, 2002, Mitel Networks closed a private offering of debentures, which are convertible into shares of the corporation, that resulted in total cash proceeds of $10.1 million. The initial term of the convertible debentures was to have expired on April 25, 2003, but was extended by resolution of the board of directors, in accordance with the terms of the debentures, until July 27, 2003. Mitel Networks is currently seeking a further extension of the maturity date of the debentures. The debentures provide for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into shares of Mitel Networks. The principal amount of the debentures, together with accrued interest outstanding under the debentures is subject to mandatory conversion, and will automatically convert into shares of Mitel Networks (i) if an equity financing occurs during the term pursuant to which equity securities which are, or which are convertible into, common shares of Mitel Networks are issued, at an equivalent price per share, or
(ii) if no such financing occurs during the term, at the end of the term, into fully-paid and non-assessable common shares of Mitel Networks, at a price per common share equal to the lesser of $3.00 per share and the price per share determined through external valuation by Mitel Networks' board of directors. At April 27, 2003, the aggregate principal amount and accrued interest on the convertible debentures amounted to $10.5 million.

Mitel Networks, in conjunction with March Networks and Mitel Knowledge, has signed an agreement for financing from the Canadian Government for up to $60 million of March Networks' and Mitel Networks' research and development activities over a three year period. The financing is provided pursuant to an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. Mitel Networks expects to benefit from approximately 90% of any funds received under the program. Pursuant to the terms of the agreement, in exchange for financing received from the Government of Canada, Mitel Networks has committed to issue warrants to Her Majesty the Queen in Right of Canada for the zero dollar purchase of common shares, with the warrants to be issued as of September 30 in each of 2002, 2003 and 2004, and valued in accordance with fair market value. During Fiscal 2003, Mitel Networks received total cash of $24.8 million. Warrants are issued annually on the basis of funds received in the twelve months immediately preceding the warrant calculation date. To date, Mitel Networks has issued warrants for the acquisition of a total of 6,182,588 common shares in consideration for $17 million of the total $24.8 million cash received. The number of warrants issued was determined based on a per share fair value of $2.75, which was determined by an independent valuation, and the cash received as of the warrant calculation date (September 30, 2002).

Borrowings:

Mitel Networks has a 364-day revolving credit facility of up to a maximum of $30 million (or the equivalent amount in U.S. dollars) that expires in February 2004 and that is subject to a borrowing base. The facility bears interest at the Prime rate or U.S. base rate plus 2.5% or LIBOR or Banker's Acceptance rate plus 3.5% and is secured by a general assignment of substantially all Mitel Networks' accounts receivable and a general security interest in the remaining assets of Mitel Networks and its two wholly-owned U.S. subsidiaries, each of which is a guarantor. Upon receipt of net proceeds of at least $20 million from an equity offering, interest rates on the facility will decrease to prime rate or U.S. base rate plus 1.5% or LIBOR or Bankers' Acceptance rate plus 2.5%. The credit facility contains certain restrictions and a financial covenant requiring Mitel Networks to achieve quarterly minimum levels of earnings before interest, income taxes, depreciation and amortization ("EBITDA"), also adjusted for other non-cash income and non-cash expenses. At April 27, 2003, Mitel Networks was not in compliance with the EBITDA covenant; however the lenders under both credit facilities have agreed to waive Mitel Networks' non-compliance for the quarter ended April 27, 2003, subject to certain conditions, including the transfer of $6.6 million to a cash collateral account until the maturity of the two credit facilities. Mitel Networks does not expect to be in compliance with the quarterly minimum levels of EBITDA during Fiscal 2004, and Mitel Networks will request the two financial institutions to waive any future non-compliance with the EBITDA covenant, as it arises on a quarterly basis, throughout Fiscal 2004. Mitel Networks is exposed to the risk that its ability to renew this credit facility on favorable terms may be adversely affected by its non-compliance with the EBITDA covenant as a result of a deterioration of its financial performance if the actual demand for its products does not reach expected levels. At April 27, 2003, Mitel Networks had borrowed cash of $17.9 million under this facility and $1.2 million was committed under letters of credit, leaving approximately $10.9 million available under this credit facility.

Mitel Networks' U.K. subsidiary, Mitel Networks Limited, has a $9.5 million ((pound)4.1 million) loan facility with Export Development Canada (EDC) that is subject to a borrowing base. The facility bears interest at LIBOR plus 3.5%, which will decrease to LIBOR plus 2.5% upon receipt of net proceeds of at least $20 million from an equity offering. The principal amount of the loan is payable in March 2004 and interest is payable quarterly commencing in June 2003. The facility is secured by a general assignment of Mitel Networks' accounts receivable, a general security interest in the remaining assets of Mitel Networks and its two wholly-owned U.S. subsidiaries and a guarantee from Mitel Networks and its U.S. subsidiaries. The Mitel Networks' guarantee contains certain restrictions and a financial covenant requiring Mitel Networks to achieve quarterly minimum levels of earnings before interest, income taxes, depreciation and amortization (EBITDA), also adjusted for other non-cash income and non-cash expenses. At April 27, 2003, Mitel Networks was not in compliance with the EBITDA covenant; however EDC has agreed to waive Mitel Networks' non-compliance for the quarter ended April 27, 2003, subject to certain conditions, including the transfer of $1.6 ((pound)0.7) to a cash collateral account until the maturity of the loan facility. At April 27, 2003, Mitel Networks Limited had borrowed the total amount available under this facility. Mitel Networks does not expect to be in compliance with the quarterly minimum levels of EBITDA during Fiscal 2004, and Mitel Networks will request EDC to waive any future non-compliance with the EBITDA covenant, as it arises on a quarterly basis, throughout Fiscal 2004.

Mitel Networks Limited has a $2.3 million ((pound)1.0 million) overdraft facility and indemnity facilities totaling $5.3 million ((pound)2.3 million) available for letters of credit and other guarantees. The overdraft facility bears interest at U.K. base rate plus 1.5%. The overdraft facility and the indemnity facilities are secured by a parent company guarantee. At April 27, 2003, the overdraft facility was unused and $2.4 million was committed under letters of credit and other indemnities.

Mitel Networks Limited is liable under mortgages totaling $24 million ((pound)10.3 million). The remaining principal of the first mortgage loan amounted to $6.1 million ((pound)2.6 million) at April 27, 2003, bears interest at 7.7%, is payable in monthly installments until October 2004 and is secured by certain equipment of the subsidiary. The remaining principal of the second mortgage loan amounted to $15.9 million ((pound)6.9 million) at April 27, 2003, bears interest at 7.4% until December 2006, with an option to continue using the fixed rate or select a variable rate at LIBOR plus 1.75% thereafter, is payable in quarterly installments of $0.7 million ((pound)0.3 million) with the balance due in December 2011 and is secured by the real estate properties of the subsidiary. During Fiscal 2003, Mitel Networks Limited obtained a third mortgage loan amounting to $2 million ((pound)0.8 million), bearing interest at 6.3%, payable in monthly installments until April 2006 and secured by certain equipment of the subsidiary. Pursuant to the terms of these mortgages, Mitel Networks Limited must comply with a financial covenant. Mitel Networks Limited was in compliance with such financial covenant at April 27, 2003 and expects to remain compliant for the respective terms of the loan agreements.

Mitel Networks' primary future cash needs on a recurring basis will include the funding of operations, working capital, capital expenditures, debt service and other contractual obligations. Since April 27, 2003, Mitel Networks has completed restructuring actions, including the termination of 50 North American employees in May 2003 and the deferral of certain research and development programs. Mitel Networks expects these actions will result in estimated annual savings of approximately $12 million. Severance and other personnel costs of approximately $2.4 million were recorded as part of special charges in the first quarter of Fiscal 2004 related to the May 2003 workforce reduction. The temporary reduction in Mitel Networks' contributions to the Canadian pension plan to the minimum contribution level required by the Financial Services Commission of Ontario, which was initiated in December 2001, continued throughout Fiscal 2003 and will be maintained until Mitel Networks' financial situation is improved. Mitel Networks also implemented a temporary hour reduction program effective July 2002 to the end of September 2002 and, subsequently, implemented a temporary unpaid days off program which remained in effect until the end of January 2003 at which point the 10% hour reduction program, first instituted in July 2002, was resumed. The hour reduction program is reviewed on a quarterly basis, but it is expected that it will continue for an indefinite period until Mitel Networks' financial situation has improved.

Management believes that Mitel Networks' cash flow will improve in Fiscal 2004 as a result of the restructuring initiatives completed in Fiscal 2003 and in May 2003. Mitel Networks continues to closely monitor its cash position and cash requirements and is actively seeking additional sources of financing.

In June, 2002, Mitel Networks retained the services of an investment banker in connection with a proposed offering of Series A convertible preferred shares to accredited investors. The Series A convertible preferred shares are not expected to be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. As of the time of filing of this annual report, neither the terms and conditions of the offering, nor the rights attaching to any securities to be offered pursuant thereto, had been determined. There can be no assurance that Mitel Networks will be able to complete an offering on satisfactory terms, or at all.

As Mitel Networks does not expect to meet the Fiscal 2004 quarterly EBITDA covenants imposed under the terms of its two credit facility agreements, in the event Mitel Networks does not obtain waivers of its non-compliance with such quarterly EBITDA covenants and the two financial institutions demand repayment of the credit facilities, or in the event Mitel Networks does not obtain other debt or equity financing, Mitel Networks expects to sustain its operations by further adjusting its cost structure and seeking other sources of financing.

Based on the cost reduction measures described above, business conditions, the anticipated net proceeds of equity financing initiatives currently being pursued, cash flows from operations and other existing cash resources, Mitel Networks believes that it will have sufficient cash to support its business operations for the next twelve months. However, there can be no assurance that Mitel Networks' underlying assumed levels of revenues and expenses will be accurate as Mitel Networks is exposed to the risk that actual demand for its products may not reach expected levels. If Mitel Networks' operating results were to fail to meet expected levels or if inventory, accounts receivable or other working capital items were to require a greater use of cash than is currently anticipated, the additional funding that Mitel Networks is currently seeking may not be sufficient and it could be required to seek additional funding through additional private financing or other arrangements. There can be no assurance that the current equity financing initiatives will be successful or that any additional financing will be available when required or on favorable terms, which could have a material adverse effect on Mitel Networks' business, financial condition and results of operations.

Contractual Obligations and Commercial Commitments

The following table sets forth Mitel Networks' contractual obligations as at April 27, 2003.


                                                                      Payments Due by Period
                                                  ------------------------------------------------------------
Contractual Obligations                                       Less than       1-3          4-5        After 5
(in millions)                                     Total        1 Year        Years        Years        Years
--------------------------------------------------------------------------------------------------------------
Credit Facilities                                  $ 27.4        $ 27.4         $ --         $ --         $ --
Loans from companies controlled by
  Dr. Terence H. Matthews                            42.3          42.3           --           --           --
Long-term debt                                       24.0           6.0          6.4          4.0          7.6
Capital lease obligations                             2.6           1.2          1.2          0.2           --
Unconditional purchase obligations                    0.7           0.7           --           --           --
--------------------------------------------------------------------------------------------------------------
                                                     97.0          77.6          7.6          4.2          7.6
Operating leases                                    119.1          20.8         32.3         23.5         42.5
--------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                $ 216.1        $ 98.4        $39.9        $27.7        $50.1
--------------------------------------------------------------------------------------------------------------

Included in the contractual obligations above is $27.4 million in cash borrowed under both the 364-day $30 million revolving line of credit and the $9.5 million ((pound)4.1 million) loan facility. In addition, $1.2 million of the credit facility was committed under letters of credit at April 27, 2003. Other commercial commitments consisted of a $2.3 million ((pound)1 million) overdraft facility, and indemnity facilities totaling $5.3 million ((pound)2.3 million) available for letters of credit and other guarantees, of which $2.4 million was committed as at April 27, 2003.

Capital expenditures are expected to reach approximately $6.5 million in Fiscal 2004 and are expected to be funded by cash flows from operations which are dependent upon the ability of Mitel Networks to continue to attract orders and develop products that have a competitive advantage. Failure to generate the expected level of cash flow from operations could result in the delay or abandonment of some capital expenditures.

Mitel Networks Limited maintains a defined benefit pension plan. At April 27, 2003, the pension benefit obligation of $125.8 million exceeded the fair value of the plan assets of $68 million, resulting in an unfunded status of $57.8 million (April 28, 2002 - $16.1 million), of which $35.8 million was recorded on Mitel Networks' Consolidated Balance Sheet in accordance with US GAAP. In Fiscal 2003, the decline in global capital markets and interest rates had a negative impact on Mitel Networks Limited's defined benefit pension plan assets and obligations. As a result, Mitel Networks was required to adjust the minimum pension liability, representing the amount by which the accumulated benefit obligation less the fair value of the plan assets was greater than the liability previously recognized in the consolidated balance sheet. The after-tax effect of this adjustment was to increase both the pension liability and the accumulated comprehensive loss by $25.4 million. Mitel Networks' future contributions to the pension plan, as determined by an independent actuarial valuation, will be in compliance with U.K. pension regulations with respect to contributions to, and funding levels of the pension plan.

Obligations under special charges consist of (i) remaining cash payments of $0.9 million relating to workforce reduction initiatives which are expected to be substantially completed by the second quarter of Fiscal 2004, and (ii) remaining cash payments of $3.8 million related to non-cancelable lease costs for excess facilities, which are expected to continue until the year 2014 according to the terms of the lease agreement.

Under the terms of certain agreements described under Item 10 of this annual report, Zarlink and Power Technology Investment Corporation have the right to require Mitel Networks to redeem their common shares if Mitel Networks fails to complete an initial public offering on or prior to August 31, 2006. Power Technology Investment Corporation also has additional rights to require Mitel Networks to redeem its common shares upon the occurrence of certain other triggering events. Mitel Networks is exposed to the risk that if such triggering events occur, it could be required to redeem (a) up to 10 million common shares held by Zarlink for cash consideration of up to $28.5 million, and/or (b) up to 4 million common shares held by Power Technology Investment Corporation for cash consideration of up to $16 million plus interest accrued at an annual rate of 7% commencing on August 31, 2001 and compounded semi-annually. There is no assurance that Mitel Networks' cash flows would be sufficient to satisfy such obligations.

Commitments and Guarantees

Mitel Networks enters into bid and performance related bonds in connection with various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these arrangements may be related to Mitel Networks' performance and/or its resellers' performance under the applicable contract. At April 27, 2003, the total maximum potential amount of future payments Mitel Networks could be required to make under bid and performance related bonds was $5.5 million. Historically, Mitel Networks has not had to make material payments and does not anticipate that it will be required to make material payments under these types of bonds. Due to the decline in the economic environment and its current credit condition, Mitel Networks' cash collateral requirements in connection with obtaining new customer performance bonds amounted to $1.2 million at April 27, 2003.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit of Disposal Activities." The standard will require Mitel Networks to recognize costs associated with exit or disposal activities when they are incurred rather than when Mitel Networks commits to an exit or disposal plan. The provisions of this standard are effective for exit of disposal activities that are initiated after December 31, 2002. Mitel Networks' adoption of this statement had no material impact on its results of operations or financial position.

In December 2002, the Financial Accounting Standards Board issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This standard amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Mitel Networks has adopted the disclosure provisions of SFAS 148 (see note 2(o) to the Consolidated Financial Statements included elsewhere in this Annual Report). If Mitel Networks elects to adopt the transitional provisions of SFAS 123 as amended by SFAS 148 in Fiscal 2004, the change in accounting principle may be reported either (i) prospectively to awards granted or modified after the beginning of the year of adoption, (ii) retroactively with restatement for awards granted or modified since February 16, 2001, or (iii) prospectively to awards granted or modified since February 16, 2001. As Mitel Networks is still assessing its option to elect the amended transitional provisions of SFAS 123, the adoption of SFAS 148 did not have any impact on Mitel Networks' financial position and results of operations.

In November 2002, Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for Mitel Networks' year ended April 27, 2003. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. Mitel Networks has adopted the disclosure and recognition provision of FIN 45 in its Fiscal 2003 financial statements (see note 14 to the Consolidated Financial Statements included elsewhere in this Annual Report). The adoption of the recognition provision of FIN 45 had no material impact on Mitel Networks' financial position, results of operations or cash flows.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarified the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of this standard had no impact on Mitel Networks' financial position, results of operations or cash flows.

In April 2003, the Financial Accounting Standards Board issued SFAS 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities", which clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 149 is generally effective for derivative instruments entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. It is expected that the adoption of this standard will have no material impact on Mitel Networks' financial position, results of operations or cash flows.

In May 2003, the Financial Accounting Standards Board issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." For non-public entities, SFAS 150 is effective for fiscal years beginning after December 15, 2003. SFAS 150 establishes standards for Mitel Networks' classification of liabilities in the financial statements that have characteristics of both liabilities and equity. On adoption of this standard, the redeemable common shares currently classified between the liabilities section and the equity section of the Consolidated Balance Sheet will be reclassified within liabilities as "Shares Subject to Mandatory Redemption" and related accrued interest will be recorded as interest expense in the Consolidated Statement of Operations prospectively and a charge to accumulated deficit will be recorded for the cumulative effect of the change in accounting policy.

C. Research and Development, Patents and Licenses, etc.

See Item 5.A.  Operating Results.

D. Trend Information

The global marketplace for telephony customer premise equipment consists of the systems, software, telephone sets and other peripherals and applications used by organizations to interface with the public telephone system. Mitel Networks and the Predecessor Business have competed in this market for over 30 years, during which time the predominant technology has been Private Branch Exchange systems based on Time Division Multiplexing technology. Using this technology, communications are delivered across both the public and private telephone networks through actual switched circuits that maintain a hard-wired connection across the entire communication path. For smaller businesses (up to 50 lines), the market has been serviced by key telephone systems, which traditionally have a less sophisticated feature set and fewer integrated applications and devices.

The growth in the use of the Internet and related developments have spurred an enormous worldwide surge in the volume of traffic transmitted both on private and public networks. Data traffic in the public network has risen dramatically such that it now consumes more bandwidth than voice. As a consequence, public data networks based on Internet Protocol have grown to address this demand with the support of broadband data capacity, lower infrastructure costs and recent developments that enable carriers to offer service level agreements. In addition, many devices are being built and enabled to work directly as Internet Protocol-based network appliances, including the conversion of legacy data protocols to Internet Protocol. This has paved the way for the convergence of voice, data, video in an Internet Protocol infrastructure that meets the needs and quality expectations of the business user.

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

The telecom sector is currently in the midst of an enormous market disruption. The market for customer premises equipment is currently at a crossroads with Internet Protocol communications emerging and traditional Time Division Multiplexing communications on a slow and steady decline. This is compounded by an economic downturn following significant capital spending by businesses upgrading communications systems prior to the year 2000. Due to these converging elements, the industry is seeing capital expenditures decline and organizations are trying to leverage existing investments to their fullest extent. Many of the large customer premise equipment vendors have diversified and are now particularly vulnerable due to a lack of focus on their core businesses.

The current downturn in general economic conditions, exacerbated by the events of September 11, 2001 and continuing uncertainty in the Middle East, resulted in a decreased demand for communications equipment. In response to these events, Mitel Networks initiated a series of restructuring actions during Fiscal 2002 and Fiscal 2003 to focus on new market opportunities and to realign its spending level with the lower sales volumes. The Fiscal 2003 restructuring actions, which consisted primarily of workforce reductions, executed through 265 voluntary and involuntary terminations and the closure of the United Kingdom R&D facility, are expected to result in savings of $34 million in Fiscal 2004. Any savings realized by Mitel Networks will be reinvested in core business activities.

In addition to the restructuring actions, Mitel Networks outsourced its worldwide manufacturing and repair operations on August 31, 2001, including the sale of related net assets and the transfer of employees, to BreconRidge for total net consideration of $7.8 million. The transaction resulted in a loss of $2.4 million recorded in operating expenses. This divestiture has allowed Mitel Networks to focus on core product research and development activities and is expected to have a positive impact on gross margins through to Fiscal 2004 based on cost reduction commitments made by BreconRidge.

Enterprise Communication Systems Market

Within the enterprise communication systems market there have been significant fluctuations over the past five years. The market reached a peak in 1999 as the Year 2000 issue forced customers to invest in and update their equipment. In 2000, Private Branch Exchange systems that incorporate Internet Protocol functionality began shipping in volume to early adopting customers and began to displace traditional systems. Management believes that this trend of declining shipments in traditional PBX systems will continue to be offset by increasing shipments of Internet Protocol-based shipments in Fiscal 2004.

The adoption of Internet Protocol technology is being driven primarily by cost savings and remote networking capabilities. The cost savings for the customers include reduced network administration costs, move/add/change costs, interoffice calling costs, and wiring expenses. In 2002, Internet Protocol-based systems made up approximately 10% of all sales. Management believes that shipments of Internet Protocol-based Private Branch Exchange products will surpass traditional Private Branch Exchange and key telephone systems equipment by 2006. As a result of management's belief in Internet Protocol-based products, Mitel Networks, through strategic repositioning activities such as restructuring and the outsourcing of manufacturing, is continuing to make investments in new product research and development.

Industry Disruption

The rapid growth and subsequent unprecedented downturn in the global communications market has led to considerable disruption among equipment suppliers. In particular, suppliers focused on core network infrastructure and other infrastructure for service providers have experienced dramatic reductions in demand relative to suppliers serving primarily enterprise customers. Several major diversified communications equipment suppliers have either decided to exit the voice systems business or have reduced their level of investment in new voice technology platforms. Management believes that this has led to opportunities for the remaining vendors to gain market share. In addition, start-up companies are having difficulty developing distribution channels for their new products, a significant barrier to entry in this market.

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

In order to maintain sustained revenues and market-share growth, Mitel Networks believes that it is imperative that vendors of customer premise equipment deliver communications solutions that provide high levels of investment protection and an elegant migration path forward. This should be coupled with the demand for intuitive applications and services that provide new value to the user and fully leverage the power of converged voice, video, and data networks.

Distribution models among vendors of customer premise equipment have also undergone large-scale changes. Vendors appear to be moving away from the direct sales force and embracing the indirect sales model through relationships with resellers, systems integrators and service providers. While this is the emerging trend among vendors, Mitel Networks already has a strong indirect sales model. Restructuring actions and a renewed focus on its core business activities have allowed Mitel Networks to redirect resources to broadening its distribution channels within its core markets, North America and the United Kingdom, by increasing the number of value added resellers and establishing strategic partnerships with service providers, systems integrators and technology partners. To expand its geographic penetration outside of its core markets, Mitel Networks has opened a number of sales offices and invested significant resources to develop and deliver regionally compliant products. Since the acquisition transactions in February 2001, Mitel Networks has opened sales offices in Italy, Spain, Germany, France, the Netherlands, the United Arab Emirates, South Africa, Mexico, Hong Kong, China, Australia and Korea. Management believes that Mitel Networks' financial condition will be strengthened as a result of these strategic investments in channel augmentation and geographic expansion.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and senior managers of Mitel Networks are as follows:

                                                                   Position
Name                      Position                                 Held Since
----                      --------                                 -------------
Dr. Terence H. Matthews   Chairman                                 February 2001

Donald W. Smith           Director                                 April 2001
                          Chief Executive Officer

Paul A.N. Butcher         Director, President and Chief            February 2001
                          Operating Officer

Peter D. Charbonneau      Director and Vice-Chairman               February 2001

Kirk Mandy                Director                                 July 2002

Sir David Rowe-Beddoe     Director                                 July 2002

Jenifer Chilcott          Vice-President, General Counsel and      December 2001
                          Corporate Secretary

Steven Spooner            Vice-President Finance and Chief         June 2003
                          Financial Officer

James Davies              Chief Technology Officer                 June 2003

Raymond Brown             Vice-President, Enterprise Solutions     June 2001

Carl Carruthers           Vice-President, Operations               May 2002

Simon Gwatkin             Vice-President, Strategic Marketing      February 2001

Graham Bevington          Vice-President and Managing Director,    February 2001
                          Europe, Middle-East and Africa Region

George Cuesta             Vice-President, Enterprise Sales         February 2002
                          Channels USA

Stephen Grassie           Vice-President, Americas Sales           June 2002

Jerry Sparling            Vice-President, Customer Support and     June 2002
                          Engineering Services

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

Donald W. Smith, Director and Chief Executive Officer

Donald W. Smith has been Chief Executive Officer of Mitel Networks since April 2001. From January 2000 until March 2001, Mr. Smith was President, Optical Internet, Nortel Networks Corporation ("Nortel") and from December 1998 until January 2000, he was the Vice-President and General Manager of Optera Solutions at Nortel. From 1996 until December 1998, Mr. Smith was President and Chief Executive Officer of Cambrian Systems Corporation.

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

Peter D. Charbonneau, Director and Vice-Chairman

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

Sir David Rowe-Beddoe, Director

Sir David Rowe-Beddoe has been Chairman of the Wales Millennium Centre since 2001. Sir David Rowe-Beddoe was Chairman of the Welsh Development Agency from 1993 to 2001, Chairman of the Development Board for Rural Wales from 1994 to 1998, President of Morgan Stanley - GFTA Ltd. from 1983 to 1991 and President of GFTA Trendanalysen BGA Herrdum & Co. from 1981 to 1987.

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

Steven Spooner, Vice-President, Finance and Chief Financial Officer

Steven Spooner has been Vice-President, Finance and Chief Financial Officer of Mitel Networks since June 2003. From 1984 to 2003, Mr. Spooner held progressively senior positions, in both publicly traded and privately held high technology companies. From January 2003 to June 2003, Mr. Spooner was CFO of Wysdom Inc. From March 2002 to December 2002, Mr. Spooner was a management consultant for technology companies. From March 2000 to February 2002, Mr. Spooner was President & CEO of Stream Intelligent Networks Corporation. From February 1995 to February 2000, Mr. Spooner held the position of CFO of CrossKeys Systems Corporation, a publicly traded company since 1998. Prior to that, Mr. Spooner was Vice President Finance and Corporate Controller of SHL Systemhouse Inc., a publicly traded company.

James Davies, Chief Technology Officer

James Davies has been Chief Technology Officer of Mitel Networks since June 2003. From June 2002 to June 2003, Mr. Davies was Vice-President, SME Solutions of Mitel Networks. From September 2001 until June 2002, Mr. Davies was Vice-President, Solutions Management of Mitel Networks. From February 16, 2001, Mr. Davies was Mitel Networks' Head of Research and Development. Prior to that, Mr. Davies held the same position with the Predecessor Business since 1998. From 1988 until 1998, Mr. Davies held various positions with Nortel Networks Corporation.

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

Carl Carruthers, Vice-President, Operations

Carl Carruthers has been Vice-President, Operations since May 2002 and was employed by the Predecessor Business from 1976 until February 2001. From February 16, 2001 until May 2002, Mr. Carruthers was Vice-President, North American Sales of Mitel Networks. Prior to that, Mr. Carruthers held the same position for the Predecessor Business since 2000. From 1990 until 1991 Mr. Carruthers was Vice-President, North American Manufacturing Operations and in 1991 until 2000 the scope of his responsibility was broadened to include worldwide operations of the Predecessor Business.

Simon Gwatkin, Vice-President, Strategic Marketing

Simon Gwatkin has been Vice-President, Strategic Marketing of Mitel Networks since February, 2001. From July 2000 until February, 2001, Mr. Gwatkin was Head of the Internet Protocol Business Unit of the Predecessor Business. From 1993 until July 2000, Mr. Gwatkin held various senior management positions with the Predecessor Business, including Head of the Asia Pacific operations. From 1990 until 1993, Mr. Gwatkin was Managing Director and co-founder of Chough Software Limited.

Graham Bevington, Vice-President and Managing Director, Europe, Middle East and Africa Region

Graham Bevington has been Mitel Networks' Vice-President and Managing Director of the Europe, Middle East and Africa region since February 2001. Prior to that, Mr. Bevington held the same position for the Predecessor Business since January 2000. From 1997 until 2000, Mr. Bevington was Managing Director at DeTeWe Limited. From 1986 until 1997, Mr. Bevington was Sales Director at Shipton DeTeWe Limited.

George Cuesta, Vice-President, Enterprise Sales Channels USA

George Cuesta has been Vice-President, Enterprise Sales Channels USA of Mitel Networks since June 2002. From February 2002 to June 2002, Mr. Cuesta was Vice-President of the U.S. Service Provider Business Unit of Mitel Networks. From 1989 until February 2002, Mr. Cuesta held various senior sales roles at Egenera Networks Inc., Cisco Systems Inc., Nortel Networks Corporation and Newbridge Networks Corporation.

Stephen Grassie, Vice-President, Americas Sales

Stephen Grassie has been Vice-President, Americas Sales of Mitel Networks since June 2002. From February 2001 until June 2002, Mr. Grassie was leading Mitel Networks' Canadian Sales Team. Prior to that, Mr. Grassie held the same position for the Predecessor Business since 1999. From 1980 until 1999, Mr. Grassie held various positions with the Predecessor Business, including positions with North American customer service, marketing and operations organizations.

Jerry Sparling, Vice-President, Customer Support and Engineering Services

Jerry Sparling has been Vice-President, Customer Support and Engineering Services since June 2002. From 1999 to 2002, Mr. Sparling led the Predecessor Business' and Mitel Networks' Design Quality Team. Prior to that time, Mr. Sparling held various positions within the Predecessor Business' Research and Development department.

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

B. Compensation

As at July 18, 2003, senior management of Mitel Networks includes: Donald Smith, Paul Butcher, Steven Spooner, Sharron McIntyre, Jenifer Chilcott, James Davies, Raymond Brown, Graham Bevington, Carl Carruthers, Simon Gwatkin, George Cuesta, Stephen Grassie and Jerry Sparling. As Chairman, Dr. Terence H. Matthews has also been actively involved in establishing the strategic direction of Mitel Networks. The aggregate annualized salary paid during the fiscal year ended April 27, 2003 to senior management of Mitel Networks (including Mr. Carl Drodge and Mr. Geoff Smith, who were employed by Mitel Networks until November 2002, and Mr. Stephane Godin, who was employed by Mitel Networks until June 2003) was $4,246,717.

Pursuant to Mitel Networks' employee stock option plan (see Item 6.E), a total of 25,000 options to acquire common shares at an exercise price of $2.75 per share were granted to senior officers of Mitel Networks during the fiscal year ended April 27, 2003. These stock options vest over four years and expire on the fifth anniversary of the date of grant.

Directors who are not also officers of Mitel Networks do not receive cash compensation, however they are reimbursed for any out-of-pocket expenses incurred in connection with attending directors' meetings. In addition, as previously approved by the shareholders of Mitel Networks, directors of Mitel Networks are eligible to participate in Mitel Networks' stock option plan. Options to acquire 114,000 common shares at an exercise price of $2.75 per share were granted to non-employee directors during Fiscal 2003. These stock options vest over four years and expire on the fifth anniversary of the date of grant.

Under certain circumstances, section 124 of the Canada Business Corporations Act permits or requires a corporation to indemnify its directors and officers from claims, costs, charges and expenses incurred in connection with civil, criminal or administrative actions to which he or she has been made a party by reason of being, or having been, a director or officer of such corporation. Mitel Networks, pursuant to section 124(4) of the Canada Business Corporations Act, is insured under a policy of insurance that covers up to U.S.$15,000,000. This policy provides for an annual premium of U.S.$125,750 and contains a deductible of U.S.$50,000 for claims both in and outside Canada. For claims prior to December 1, 2002, Mitel Networks also shares a policy with a company controlled by Dr. Terence H. Matthews for the benefit of the directors and officers of the group of companies named in the policy in the amount of $10,000,000. Mitel Networks' portion of the current annual premium related to this policy and reimbursed to the related company was $69,000. Mitel Networks has received an endorsement to the policy that contains various deductibles applicable to each loss for which reimbursement is sought by Mitel Networks and contains a number of exclusions and limitations to the coverage provided, as a result of which Mitel Networks may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy.

Employment Contracts

Mitel Networks has written employment contracts with Donald Smith and Paul Butcher (see Item 10.C for a summary of these employment contracts). In addition, each employee of Mitel Networks (including members of management) executes a letter setting forth the employee's position, salary, bonus, benefits, and customary confidentiality and non-disclosure obligations, as well as termination and non-compete arrangements, if any.

Indebtedness of Directors, Officers and Members of Senior Management

None of the directors or officers of Mitel Networks, and no associate or affiliate of any of them, is or has been indebted to Mitel Networks at any time since the beginning of Mitel Networks' last completed fiscal year.

Pension and Retirement Plans

Mitel Networks and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. Mitel Networks matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. Mitel Networks also maintains a defined contribution Supplemental Executive Retirement Plan to provide supplementary retirement benefits to selected members of Mitel Networks' executive management team. Amounts contributed by Mitel Networks pursuant to the foregoing are included as part of the aggregate compensation disclosed above. There were no material accrued obligations at April 27, 2003 pursuant to these defined contribution pension plans. As part of a series of cost reduction initiatives, Mitel Networks has reduced, on a temporary basis, its contributions to the Canadian pension plan to the 1% minimum contribution level required by Canadian pension regulations and has reduced its contributions to the U.S. non-unionized 401(k) retirement plan, until its financial situation is improved.

Mitel Networks' United Kingdom subsidiary also maintains a defined benefit pension plan. The defined benefit plan provides pension benefits based on length of service and final average earnings. The defined benefit pension costs accrued by Mitel Networks are actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. The most recent actuarial valuation of the plan was performed as at August 1, 2000 and has been updated to March 31, 2003. As at April 27, 2003, the actuarial present value of the accrued pension benefits of $125.8 million exceeded the fair market value of the net assets available to provide for these benefits of $68 million, resulting in an unfunded status of the defined benefit pension plan of $57.8 million, of which $35.8 million was recorded in Mitel Networks' consolidated balance sheet in accordance with US GAAP. In Fiscal 2003, the decline in global capital markets and interest rates had a negative impact on Mitel Networks' defined benefit pension plan assets and obligations. As a result, Mitel Networks was required to adjust the minimum pension liability, representing the amount by which the accumulated benefit obligation less the fair value of the plan assets was greater than the liability previously recognized in the consolidated balance sheet. The after-tax effect of this adjustment was to increase the pension liability and increase accumulated comprehensive loss by $25.4, respectively. Mitel Networks' future contributions to the pension plan, as determined by an independent actuarial valuation, will be in compliance with U.K. pension regulations with respect to contributions to, and funding level of, the pension plan.

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

The Audit Committee consists of two directors. The committee members are Peter Charbonneau and Kirk Mandy. This committee reviews, acts and reports to the board of directors on various auditing and accounting matters, including the appointment of Mitel Networks' independent accountants, the performance of the independent accountants, the sufficiency of Mitel Networks' internal controls and Mitel Networks' accounting and financial management practices. This committee is also responsible for developing Mitel Networks' approach to governance issues and Mitel Networks' response to corporate governance guidelines of regulatory authorities.

The Compensation Committee consists of three directors. The committee members are Peter Charbonneau, Kirk Mandy and Sir David Rowe-Beddoe. This committee is responsible for administering Mitel Networks' executive compensation programs and Mitel Networks' pension plan programs. Responsibilities include developing compensation guidelines and philosophy for executive management and annually reviewing and approving compensation for executive officers of Mitel Networks. With respect to long-term incentives, this committee reviews and recommends periodic grants under the stock option plan. This committee also monitors pension plan activities.

Mitel Networks has established a Disclosure Committee in accordance with the recently enacted Sarbanes-Oxley legislation and with SEC regulations. The Disclosure Committee has been given a mandate in accordance with law to oversee Mitel Networks' disclosure controls and procedures and to report its findings and activities to the CEO and CFO for their periodic evaluation of the effectiveness of such. The Disclosure Committee is a standing committee of senior management appointed by the CEO to ensure compliance with all relevant disclosure obligations. Individual members serve at the pleasure of the CEO. The Disclosure Committee also has a subcommittee charged with the responsibility of determining the applicability of filing a Form 6-K with the SEC upon the occurrence of certain events.

D. Employees

Mitel Networks had 2,936, 2,363 and 2,015 employees at April 27, 2001, April 28, 2002 and April 27, 2003, respectively. As at July 18, 2003, there were approximately 1,966 employees of whom 976 were in Canada, 339 were in the U.S. and 651 were in the U.K. and other countries.

Since the beginning of the fiscal year ended April 27, 2003, Mitel Networks implemented a restructuring program which resulted in total workforce reductions of 50 employees in North America.

Mitel Networks currently hires selectively to support current skills shortages. The turnover rate of the Predecessor Business for the past 10 years was 7% - 8% on average, well below the market average of 10% - 12%, rose to a high of approximately 17% in 2000 and is currently at less than 1%.

Mitel Networks' compensation programs include opportunities for regular annual salary reviews, bonus plans and stock options. For Fiscal 2004, in step with local markets, compensation programs are on hold. An hours reduction program was implemented in June 2002 on a temporary basis to bridge market and economic shortfalls. In October 2002, Mitel Networks extended its cost containment measures by implementing a program of mandatory unpaid days off through the end of January 2003, at which point the temporary ten percent hour reduction program, first instituted in June 2002, was resumed. The extension of the hours reduction program is reviewed on a quarterly basis, and is expected to continue until Mitel Networks' financial situation has improved

Mitel Networks has a long-standing positive working relationship with the International Brotherhood of Electrical Workers with respect to approximately 125 U.S. field technicians who perform installation, maintenance and systems changes for Mitel Networks. The current contract has been extended for an additional year and now expires in the Fall of 2004. In consideration of the extension, which the parties agreed upon instead of renegotiating a new three-year contract, the represented employees will receive a continuation bonus payable in three installments over the next year. The purpose of the bonus is to reward the represented employees for their continued cooperation pertaining to Mitel Networks' hours reduction program. The represented employees will return to a normal forty hour work week as soon as Mitel Networks determines it is justified in its reasonable discretion. The bonus, in the aggregate, amounts to approximately 1.5% of the average annual base wage for Mitel Networks' represented employees.

E. Share Ownership

Donald Smith, Mitel Networks' Chief Executive Officer, currently holds options to purchase 5,000,000 common shares of Mitel Networks. Of this amount, options to purchase 2,000,000 common shares were granted by Mitel Networks at an exercise price of $3.50 per share in accordance with Mitel Networks' stock option plan. The remaining 3,000,000 options, which also have an exercise price of $3.50 per share, are options to purchase outstanding shares of Mitel Networks owned by Mitel Systems, a company indirectly wholly-owned by Dr. Terence H. Matthews, which were granted to Mr. Smith by Dr. Matthews on March 1, 2002. Upon the exercise of these latter options, the proceeds of the exercise would be paid directly to Mitel

Systems. The 3,000,000 options granted by Dr. Matthews on the outstanding shares of Mitel Networks owned by Mitel Systems were intended to provide an additional incentive to Mr. Smith in connection with his employment by Mitel Networks. Had such options been issued by Mitel Networks, the aggregate option grant to Mr. Smith would have been an excessive drain on the limited pool of shares set aside by Mitel Networks under its stock option plan. The options granted to Mr. Smith on the common shares currently held by Mitel Systems vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith's employment start date, April 2, 2001, and expire on the fifth anniversary of the employment start date. As of July 18, 2003, 2,500,000 of the aggregate options held by Mr. Smith had vested, but none had been exercised. Except for Dr. Matthews, whose share ownership information is disclosed in Subsection 7.A, there are no other directors or officers of Mitel Networks who beneficially own 1% or more of Mitel Networks' common shares.

Stock Option Plan

The shareholders of Mitel Networks approved the Mitel Networks Corporation Employee Stock Option Plan, dated March 6, 2001, amended as of May 8, 2001, and further amended as of August 3, 2001, June 18, 2002, September 6, 2002 and June 13, 2003. All (i) non-employee directors of Mitel Networks, who are referred to in this annual report as Director Participants, and (ii) employees or officers of Mitel Networks, any subsidiary and any affiliate, directors (other than Director Participants) of any subsidiary and any affiliate and consultants or any consultant company on a worldwide basis, who are referred to in this annual report as Participants, are eligible to participate in the stock option plan. There are no other service requirements or prerequisites to participation in the stock option plan. The stock option plan defines a "subsidiary" as any corporation in which Mitel Networks, directly or through one or more corporations which are themselves subsidiaries of Mitel Networks, owns 50% or more of the shares eligible to vote at meetings of the company's shareholders. For the purposes of the stock option plan, a company is an "affiliate" of another company if one of them is a subsidiary of the other or if both are subsidiaries of the same company, or if each of them is controlled by the same person or company. Accordingly, provided that Dr. Terence Matthews continues to control Mitel Networks, employees, officers and directors of other companies controlled by Dr. Matthews will be eligible to participate in the Mitel Networks stock option plan.

Mitel Networks has reserved 25 million common shares for issuance under the stock option plan. As of July 18, 2003, there were outstanding options to purchase 15,596,976 common shares. Therefore, under the terms of the stock option plan, Mitel Networks is permitted to grant options to purchase an additional 9,403,024 common shares. The following table sets forth aggregate options held by senior management and directors at July 18, 2003.

                                                                       Total
                                              Total Options         Exercisable
Date of Grant            Exercise Price         Outstanding           Options
--------------------------------------------------------------------------------

March 6, 2001                $ 3.50              4,795,800           2,416,650
June 15, 2001                $ 4.00                 15,000               7,500
December 13, 2001            $ 4.00                 75,000              18,750
February 25, 2002            $ 4.00                150,000              37,500
April 26, 2002               $ 4.00                 25,000               6,250
June 18, 2002                $ 2.75                 25,000               6,250
July 12, 2002                $ 2.75                114,000              28,500
June 13, 2003                $ 2.75                225,000                  --
July 18, 2003                $ 2.75                118,000                  --
--------------------------------------------------------------------------------
Total                                            5,542,800           2,521,400
--------------------------------------------------------------------------------

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

Prior to an initial public offering (as defined in the stock option plan) by Mitel Networks, if the common shares of the company are not listed on a securities exchange, the exercise price per common share purchasable under an option shall be determined by the board of directors of the company (but in no event less than the fair market value of a common share on the Date of Grant). Since there has not been an initial public offering and the common shares are not listed on a securities exchange, the exercise price of options granted at the present time may not be less than the fair market value of a common share on the Date of Grant as determined by the board of directors of the company.

After an initial public offering (as defined in the stock option plan) by Mitel Networks, the exercise price per common share purchasable under an option shall be no less than (a) the average of the daily high and low board lot trading price of the common shares for the five (5) trading days preceding the Date of Grant, rounded to the next highest cent, if the common shares are listed on a securities exchange in Canada, (b) the average of the daily high and low sales price of the common shares reported in the consolidated reporting system in the United States for the five (5) trading days preceding the Date of Grant, rounded to the next highest cent, if the common shares are not listed on a securities exchange in Canada, or (c) the fair market value of a common share on the Date of Grant, as reasonably determined by the Compensation Committee, if the sales price of the common shares is not reported in the consolidated reporting system in the United States.

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

Unless otherwise determined by the Compensation Committee or Mitel Networks' board of directors, any options outstanding immediately prior to the occurrence of a change in control (defined as (a) the acquisition by any person other than Mitel Networks or any of its affiliates of beneficial ownership of securities of Mitel Networks representing 20% or more of the combined voting power of Mitel Networks' then outstanding securities; or (b) the occurrence of a transaction requiring approval of Mitel Networks' shareholders involving the acquisition of Mitel Networks by an entity through purchase of assets, by amalgamation or otherwise), but which are not then exercisable, shall become fully exercisable upon the occurrence of a change in control. Unless otherwise determined by the Compensation Committee or Mitel Networks' board of directors at or after the Date of Grant, all such outstanding options shall be cashed out at the change in control price (defined as the highest price per common share paid in any transaction reported on a securities exchange or paid or offered in any bona fide transaction related to a potential or actual change in control of Mitel Networks at any time during the five trading days (or if the common shares are not listed on any securities exchange and are not quoted for trading on a United States automated quotation system, during the three-month period) preceding the change in control, as determined by the Compensation Committee or Mitel Networks' board of directors), less the applicable exercise price for such options, as of the date such change in control is determined to have occurred, or as of such other date as the Compensation Committee or Mitel Networks' board of directors may determine prior to the change in control. Outstanding options may only be cashed out, as described above, if the change in control price is higher than the exercise price for such outstanding options. Further, the Compensation Committee or Mitel Networks' board of directors shall have the right to provide for the conversion or exchange of any outstanding options into or for options, rights or other securities in any entity participating in or resulting from the change in control. The Compensation Committee or Mitel Networks' board of directors shall also have the right to determine, in its discretion, that options outstanding, but which are not then exercisable, shall not become exercisable and shall be canceled in the event of a change in control.

An option holder will not have any rights as a shareholder with respect to common shares to be received upon exercise of an option until full payment of the exercise price for such options has been made to Mitel Networks and the common shares have been issued to the option holder (as evidenced by the appropriate entry on the books of Mitel Networks or of a duly authorized transfer agent of Mitel Networks).

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

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

Mitel Networks is indirectly controlled by Dr. Terence H. Matthews who owns 82% of the outstanding common shares, through Mitel Systems (90 million common shares or approximately 78%) and Mitel Knowledge (4,555,169 common shares or approximately 4%).

The following table sets forth certain information as of July 18, 2003 concerning the beneficial ownership of common shares of Mitel Networks as to each person known to the management of Mitel Networks to be the beneficial owner of more than 5% of the outstanding shares of Mitel Networks:


                                                Beneficial         Percentage of
Title of Class  Identity of Person or Group    Amount Owned          Class (3)
--------------  ---------------------------    ------------          ---------
Common Shares   Mitel Systems Corporation      90,000,000 (2)           78%
Common Shares   Dr. Terence H. Matthews        94,555,169 (1) (2)       82%
Common Shares   Zarlink Semiconductor Inc.     10,000,000               9%
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

(2) Excludes the impact of vested options granted by Dr. Terence H. Matthews to Donald Smith, Paul Butcher and Peter Charbonneau to acquire up to 2,450,000 common shares in the aggregate from the holdings of Mitel Systems.

(3)  Calculated based on 115,411,586 common shares outstanding at July 18, 2003.

At July 18, 2003, Dr. Terence H. Matthews also held 60,000 options to purchase common shares of Mitel Networks, of which 7,500 had vested. The first 30,000 of such options have an exercise price of $4.00 per share and expire in July 2007 and the remaining 30,000 options have an exercise price of $2.75 per share and expire in July 2008.

Mitel Networks' major shareholders do not have different voting rights than other shareholders. Mitel Networks is not aware of any arrangements, the operation of which would result in a change in control of Mitel Networks.

United States Shareholders

On July 18, 2003, Mitel Networks had 446 registered shareholders with addresses in the United States holding approximately 1,570,078 common shares or approximately 1.4% of the total number of issued and outstanding shares. United States residents also hold options to purchase 1,566,037 common shares. Residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

B. Related Party Transactions

Set forth below is a description of several transactions between Mitel Networks and persons or entities that are deemed to be related parties to Mitel Networks. With the exception of Zarlink and the persons and entities referred to below under "Other Transactions," all of such related parties are entities directly or indirectly controlled by Dr. Terence Matthews. Zarlink, which is a publicly-held Canadian corporation not affiliated with Dr. Matthews, is deemed a related party because it owns approximately 9% of the outstanding common shares of Mitel Networks. New Heights Software Corporation (a corporation controlled by Dr. Matthews' son) may be deemed a related party because Dr. Matthews indirectly owns approximately 15.7% of the interests in that company. Messrs. Paul Butcher and Donald Smith are deemed to be related parties because they are executive officers and directors of Mitel Networks. Furthermore, Mr. Peter Charbonneau is deemed to be a related party because he is a director and Vice-Chairman of Mitel Networks.

There are a significant number of related party transactions principally as a result of the structure that was adopted in order to effectuate Dr. Matthews' acquisition of the communications systems division of Zarlink. That transaction was negotiated at arms' length between Dr. Matthews and Zarlink. The parties agreed upon the aggregate consideration to be paid for the communications systems division, which consisted of cash and Zarlink's retained interest in Mitel Networks, which was then 10%. The decision to effectuate the purchase partially through the acquisition of Zarlink's Canadian real property by Mitel Research Park Corporation and substantially all of the intellectual property assets of the Predecessor Business by Mitel Knowledge Corporation was made, and the resulting agreements between Mitel Networks and such other entities were entered into, in order to structure the transaction in the most tax-efficient manner and to maximize the economic benefits of such transaction to the purchaser.

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

From February 16, 2001 through November 1, 2002, Mitel Networks received $17.9 million in research and development funding, net of royalty expenses of $1.4 million. As at April 27, 2003, there was no balance outstanding pursuant to this agreement (April 27, 2001 - balance receivable of $2.5 million; April 28, 2002 - $15.5 million).

Effective November 1, 2002, Mitel Networks exercised the call right provided for in the research and development agreement and acquired the intellectual property from Mitel Knowledge at a price of approximately $12.5 million, which was satisfied by the issuance of 4,555,169 common shares from treasury based upon an assigned value of $5.25 per share in accordance with the formula stated in the research and development agreement. The shares issued had a fair value of $2.75 per share on the date of issuance based on an independent valuation previously obtained. As a result, the research and development agreement dated February 16, 2001 and the research and development cost-sharing agreement dated March 27, 2001 have been terminated. This transaction resulted in the settlement of the liability to issue common shares amounting to $22.9 million on November 1, 2002 (April 28, 2002 - $15.6 million) and classified in the due to related parties balance on Mitel Networks' Consolidated Balance Sheet , an increase of $0.1 million to the carrying value of intangible assets and an increase of $23 million to the carrying value of common shares.

Outsourcing of Manufacturing and Repair Operations

On August 31, 2001, in an effort to rationalize its operations and focus on core competencies, Mitel Networks sold its manufacturing and repair operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge, a company in which Dr. Terence H. Matthews holds a 31.5% interest (fully diluted), for total net consideration of $7.8 million in the form of long-term promissory notes receivable of $8.4 million and promissory notes payable of $0.6 million. At the time of the transaction, BreconRidge was controlled by Dr. Terence H. Matthews. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred and bore interest at LIBOR rate plus 1.5 percent. The promissory notes payable were unsecured, bore interest at LIBOR rate plus 1.5 percent and were partially set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with BreconRidge. The transaction resulted in a loss on disposal of $2.4 million that was recorded in operating expenses. The promissory notes receivable, net of the promissory notes payable, were paid in full on February 27, 2003.

In connection with the disposal of the manufacturing operations, Mitel Networks entered into a supply agreement dated August 31, 2001 whereby BreconRidge agreed to provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. Pursuant to an amendment dated February 27, 2003, the initial term of the agreement was extended to December 31, 2007, and will be automatically renewed thereafter for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase Mitel Networks' raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2003, Mitel Networks purchased $178.4 million (2002 - $127.4 million; 2001 - $nil) of products and services and sold $10.8 million (2002 - $31.2 million; 2001 - $nil) of raw material inventory under this agreement. As at April 27, 2003, balances payable pursuant to this agreement amounted to $12.3 million and balances receivable pursuant to this agreement amounted to $2 million.

Pursuant to the terms of the supply agreement, Mitel Networks is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized by Mitel Networks as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2003, manufacturing tools purchased from BreconRidge amounted to $2.0 million (2002 - $0.2 million; 2001 - $nil).

On August 31, 2001, Mitel Networks also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements (described below), as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2003, Mitel Networks provided services valued at $7.3 million (2002 - $9.3 million; 2001 - $nil) under these agreements. As at April 27, 2003, balances receivable pursuant to these agreements were not material.

Leased Properties

In March 2001, Mitel Networks entered into a lease agreement for its Ottawa-based headquarters facilities of 512,390 square feet with Mitel Research Park Corporation, a company controlled by Dr. Terence H. Matthews and the acquirer of the real estate previously owned by Zarlink, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

On August 31, 2001 and in connection with the outsourcing of its manufacturing and repair operations, Mitel Networks entered into sublease agreements with BreconRidge whereby BreconRidge leases certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 256,967 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to Mitel Networks and BreconRidge.

Mitel Networks Limited, a wholly-owned subsidiary of Mitel Networks, entered into a lease agreement dated February 2, 2001 with Mitel Semiconductor Limited, a wholly-owned subsidiary of Zarlink, pursuant to which Mitel Semiconductor Limited, now called Zarlink Semiconductor Limited, leases 49,500 square feet at Mitel Networks Limited's premises at Mitel Business Park, Portskewett Monmouthshire, on terms reflecting prevailing market conditions. The term of the lease is five years. Both parties have the right to terminate the lease on February 2, 2004, or at any time thereafter upon at least twelve months prior written notice. The base rent is (pound)272,250 per annum.

During Fiscal 2003, Mitel Networks incurred $9.2 million (2002 - $9.6 million; 2001 - $1 million) of rent expense in connection with the leased Ottawa headquarters facilities and has earned rental income of $5.7 million (2002 - $4.1 million) in connection with the BreconRidge sublease agreement and earned rental income of $1.8 million (2002 - $1.7 million; 2001 - $0.2 million) in connection with the Zarlink sublease agreement.

Strategic Alliance Agreement with March Networks

In September 2001, Mitel Networks entered into a strategic alliance agreement and a global distribution agreement with March Networks, a company controlled by Dr. Terence H. Matthews, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties have agreed to cooperate in the performance of joint development activities and each party bears its own costs arising in connection with the performance of its obligations. Both parties share common costs incurred in the performance of joint activities. During Fiscal 2003, Mitel Networks purchased $3.8 million (2002 - $2.3 million; 2001 - $nil) in products and services from March Networks and had a balance payable of $0.2 million (April 28,

2002 - $0.4 million) recorded in the due to related parties pursuant to this agreement at April 27, 2003.

Financing of Operations

Since February 16, 2001, Mitel Networks has borrowed, from time to time, funds from companies controlled by Dr. Terence H. Matthews to finance its operations and working capital requirements.

On December 21, 2001, Mitel Networks borrowed $5 million from Mitel Knowledge, a company controlled by Dr. Terence H. Matthews, in the form of an unsecured demand promissory note bearing interest at prime plus 0.5%. Mitel Networks repaid the entire original amount plus interest during Fiscal 2003.

Mitel Networks also borrowed an aggregate of $31 million and U.S.$7.5 million from Wesley Clover Corporation, a company controlled by Dr. Terence H. Matthews, in a series of transactions set forth below. These unsecured demand promissory notes were still outstanding at July 18, 2003 and subordinated to bank debt.

      Principal          Currency        Date of issuance        Interest rate
--------------------------------------------------------------------------------

     $6 million             CAD           April 22, 2002             Prime
     $4 million             CAD            May 10, 2002              Prime
     $5 million             CAD            June 7, 2002              Prime
     $5 million             CAD            June 21, 2002             Prime
     $1 million             CAD            July 25, 2002             Prime
     $10 million            CAD          February 26, 2003           Prime
   ---------------
     $31 million            CAD
   ===============

    $7.5 million            USD          February 27, 2003           Prime
   ===============

In connection with the U.S.$7.5 million loan borrowed on February 27, 2003 and a portion of the $10 million loan borrowed on February 26, 2003, Mitel Networks entered into an agreement with Wesley Clover and an unrelated third party (the "Investor") that owns an equity interest in another company in which Dr. Terence
H. Matthews has a significant equity interest. Pursuant to the agreement, the Investor has the option to (i) exchange all or a portion of its equity interest in the other company for a corresponding portion of Mitel Networks' demand loans payable to Wesley Clover, and (ii) convert the amount of the demand loans payable into securities of Mitel Networks offered in the first offering subsequent to February 27, 2003, other than an offering to employees or existing shareholders, at a conversion price per share no greater than $1.50, which was the fair value of Mitel Networks' common shares on the date of the agreement. Unless terminated upon the consent of the parties, the agreement will terminate upon the earlier of (i) the completion of the exchange, and (ii) the closing of the offering.

Other Transactions

Mitel Networks has entered into technology licensing and distribution agreements with New Heights Software Corporation, a corporation controlled by Owen Matthews, Dr. Terence H. Matthews' son, and in which Dr. Matthews owns indirectly a 15.7% interest. The terms of both agreements reflect prevailing market conditions. New Heights Software Corporation develops technology that enables video, voice and collaboration functionality to be integrated directly into Web-based applications.

In the normal course of business, Mitel Networks enters into purchase and sale transactions with companies related to Dr. Terence H. Matthews under terms reflecting prevailing market conditions. Mitel Networks also purchases semiconductor components from Zarlink, the holder of approximately 9% of its common shares issued and outstanding (see Item 4.D). These transactions were immaterial during the period from February 16, 2001 to April 27, 2003.

In August 2002, certain of Mitel Networks' directors and members of senior management purchased convertible debentures in an aggregate amount of $0.4 million.

By way of private letter agreements between Mr. Paul Butcher, Chief Operating Officer of Mitel Networks, Mr. Donald Smith, Chief Executive Officer of Mitel Networks, and Dr. Terence H. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher and Mr. Smith options to purchase common shares of Mitel Networks owned by Mitel Systems, a company indirectly wholly owned by Dr. Matthews. Proceeds of the exercise of any such options will be payable by Mr. Smith and Mr. Butcher to Mitel Systems. Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith's start date (April 2, 2001) and Mr. Butcher's start date (February 16, 2001). A similar, oral agreement was entered into between Mr. Peter Charbonneau and Dr. Matthews on February 16, 2001. As of July 18, 2003, none of these options has been exercised.

C. Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

Mitel Networks' Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Item 18.

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

B. Significant Changes

No significant change has occurred since the date of the audited consolidated financial statements included in Item 18.

Item 9. The Offer and Listing

A. Offer and Listing Details

Since the formation of Mitel Networks on January 12, 2001, all common shares that have been offered or sold have been priced at $4.00 per share, other than 5,362 common shares acquired upon the exercise of options having an exercise price of $3.50 per share and 4,555,169 common shares issued to Mitel Knowledge on November 1, 2002 at a price of $2.75 per share in consideration for the purchase of intellectual property.

B. Plan of distribution.

Not applicable.

C. Markets.

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

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Incorporation

The information required by this Item is incorporated by reference to Mitel Networks' Registrations Statement on Form 20-F (Registration No.: 0-49984).

C. Material Contracts

The following summary of Mitel Networks' material agreements, which agreements are filed as exhibits to this annual report, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of those agreements.

Shareholders Agreements:

a)  Amended and Restated Shareholders' Agreement

The Amended and Restated Shareholders' Agreement, dated August 31, 2001, is among Mitel Systems, Zarlink and Power Technology Investment Corporation, referred to in this section as the shareholders, and Mitel Networks. Under the terms of this agreement, no common shares or common share equivalents shall be issued, other than for employee stock-based compensation or in connection with a business acquisition, to any persons before the common shares or common share equivalents have first been offered to the shareholders. The shareholders are not entitled to acquire more than their proportionate share of the common shares or common share equivalents being offered calculated as at the date of the offer. If a party to the agreement wishes to sell or dispose of some of its common shares to a third party, the other shareholders have the right to sell their proportionate percentage to the third party on the same terms as the selling shareholder. If Mitel Networks proposes to effect an initial public offering of its common shares upon the request of Mitel Networks' shareholders, Mitel Networks will take all steps as are commercially reasonable to cause the Shareholders' shares to be included in the initial public offering. Zarlink has the right to require Mitel Networks to repurchase all of part of its common shares at a price of $2.85 per share if, on or prior to the fifth anniversary of the date of this agreement, Mitel Networks has not completed an initial public offering. All rights of Zarlink and Power Technology Investment Corporation expire on the date immediately prior to the completion of an initial public offering of Mitel Networks' or Mitel Systems' common shares or the merger of Mitel Networks and March Networks.

b)  Power Technology Investment Corporation Subscription Agreement

Under a Subscription Agreement between Mitel Networks and Power Technology Investment Corporation, dated August 31, 2001, Power Technology Investment Corporation subscribed to and purchased 4 million common shares of Mitel Networks for total cash consideration of $16 million. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, including (i) Mitel Networks' failure to complete an initial public offering on or before the fifth anniversary of the subscription agreement; (ii) a change in the status of Dr. Terence H. Matthews as an officer or director of Mitel Networks prior to an initial public offering; (iii) the disposal by Dr. Terence H. Matthews of more than 25% of his investment in Mitel Networks to an unrelated party prior to an initial public offering, other than pursuant to an exchange of securities in connection with a merger or other arrangement pursuant to which he continues to be an officer or director; or (iv) the disposal by Dr. Terence H. Matthews of any of his common shares held in Mitel Networks at a price below $4.00 per share prior to an initial public offering, other than to an affiliate or pursuant to an exchange of securities in connection with a merger or other arrangement pursuant to which he continues to be an officer or director, Power Technology Investment Corporation has the right to require Mitel Networks to redeem all or part of its common shares at a price of $4.00 per share plus interest accrued at an annual rate of 7% commencing on August 31, 2001 and compounded semi-annually.

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

Banking Agreements:

a) Amended and Restated Loan Agreement Between Mitel Networks, the Lenders from time to time and the Bank of Montreal as Administrative Agent

Mitel Networks entered into a Credit Agreement dated May 11, 2001 with the Bank of Montreal under which Mitel Networks obtained a revolving credit facility in an aggregate maximum principal amount of $30 million. The parties agreed to increase the credit facility to $60 million under the terms of an Amended and Restated Loan Agreement dated January 21, 2002, and in a subsequent Amended and Restated Loan Agreement dated February 27, 2003, to reduce the credit facility to $30 million. The Restated Loan Agreement currently provides Mitel Networks with a 364-day revolving credit facility of $30 million (or the equivalent amount in U.S. dollars) that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 2.5% or LIBOR or Bankers' Acceptance rate plus 3.5% and is secured by a general assignment of substantially all Mitel Networks' accounts receivable and a general security interest in the remaining assets of Mitel Networks and its two U.S. wholly-owned subsidiaries, which are guarantors thereunder. Upon receipt of net proceeds of at least $20 million from an equity offering, interest rates on the facility will decrease to prime rate or U.S. base rate plus 1.5% or LIBOR or Bankers' Acceptance rate plus 2.5%. The credit facility matures on February 26, 2004 and contains certain restrictions and financial covenants.

b) Loan Agreement with Export Development Canada ("EDC")

Mitel Networks Limited, a wholly-owned subsidiary of Mitel Networks, entered into a loan agreement dated March 4, 2003 with EDC in the amount of (pound)4.1 million that is subject to a borrowing base. The facility bears interest at LIBOR plus 3.5%, which will decrease to LIBOR plus 2.5% upon receipt of net proceeds of at least $20 million from an equity offering. The principal amount of the loan is payable on March 4, 2004 and interest is payable quarterly starting in June 2003. The facility is secured by a general assignment of Mitel Networks' accounts receivable and a general security interest in the remaining assets of Mitel Networks and its two U.S. wholly-owned subsidiaries, each of which is a guarantor. The loan facility contains certain restrictions and financial covenants.

c) Chattel Mortgage Loan Facility with Barclays Bank PLC

On October 22, 2001, Mitel Networks Limited entered into a loan with Barclays Bank PLC in the amount of (pound)5.0 million, secured by certain United Kingdom equipment. The mortgage bears interest at 7.7%, is payable in monthly installments and is due in October 2004.

d) Chattel Mortgage Loan Facility with Barclays Bank PLC

On April 25, 2003, Mitel Networks Limited entered into a loan with Barclays Bank PLC in the amount of (pound)0.8 million, secured by certain United Kingdom equipment. The mortgage bears interest at 6.3%, is payable in monthly installments and is due in April 2006.

e) Real Property Loan Facility with Barclays Bank PLC
Pursuant to a facility letter dated December 13, 2001 and a legal charge dated January 24, 2002, Mitel Networks Limited entered into a real property loan facility with Barclays Bank PLC in the amount of (pound)7.5 million, which is secured by the real property located in the Mitel Business Park, Portskewett, Monmouthshire. The loan bears interest at 7.36% until December 2006, at which time the borrower has an option to continue using the fixed rate or select a variable rate at LIBOR plus 1.75% thereafter, and is payable in quarterly installments of (pound)0.3 million with the balance due in December 2011.

f) Business Overdraft and Ancillary Facilities with Barclays Bank PLC

On June 24, 2002, Mitel Networks Limited and Barclays Bank PLC entered into an overdraft facility of (pound)1 million and ancillary facilities totaling (pound)2.3 million, comprised of a bonds, guarantees and indemnities facility of (pound)2 million and a documentary credit facility of (pound)0.3 million. The overdraft facility bears interest at the Bank's base rate plus 1.5%. These facilities are guaranteed by Mitel Networks. In a facility letter dated August 30, 2002, Barclays Bank PLC reconfirmed the above amounts and terms of the facilities. These facilities are to support the working capital requirements of Mitel Networks Limited, are repayable on demand and are scheduled for review on August 31, 2003.

Agreements with BreconRidge:

a) Promissory Notes Receivable From and Promissory Notes Payable To BreconRidge

The following table sets forth promissory notes payable to and promissory notes receivable from BreconRidge in connection with the sale of the manufacturing net assets on August 31, 2001. All of these notes were paid in full as of February 27, 2003:

                                                                     Amount
--------------------------------------------------------------------------------
Promissory notes payable to:
   BreconRidge Manufacturing Solutions Corporation                US $262,055
   BreconRidge Manufacturing Solutions Inc.                       US $107,060

Promissory notes receivable from:
   Ridgeway Research Corporation                                 US $2,628,449
   BreconRidge Manufacturing Solutions, Inc.                      US $511,637
   BreconRidge Manufacturing Solutions Limited                   US $2,312,852

The promissory notes payable and the promissory notes receivable originally bore interest at the Bank of Canada prime rate plus 0.5%. On May 10, 2002, the interest rate of the promissory notes was changed to LIBOR as set on August 31, 2001 plus 1.5%, compounded semi-annually.

The promissory notes receivable were secured by a first charge on the manufacturing assets transferred to BreconRidge pursuant to the terms of a General Security Agreement, dated August 31, 2001. If an event of default had occurred under the terms of the General Security Agreement, the unpaid balance of the principal amount and accrued interest would have become immediately due and payable at the option of the lender.

b) Supply Agreement with BreconRidge

On August 31, 2001 Mitel Networks and Mitel Networks, Inc. and Mitel Networks Limited, two of its wholly-owned subsidiaries, entered into a supply agreement with BreconRidge under which BreconRidge supplies certain products and services to Mitel Networks. Pursuant to an amendment dated February 27, 2003, the initial term of the agreement was extended to December 31, 2007, and will be automatically renewed thereafter for additional one-year periods unless terminated. Either party has the right to terminate the agreement by giving prior written notice of one hundred and eighty (180) days at any time during a renewal term, or to give notice of its intent not to renew no less than one hundred and eighty (180) days prior to the expiration of a renewal term. Subject to certain exceptions, the supply agreement is exclusive during the initial term with respect to current products and new product introductions. Under the terms of the supply agreement, BreconRidge manufactures the majority of Mitel Networks' products and provides repair and other related services.

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

c)  Sublease Agreement between Mitel Networks and BreconRidge

On August 31, 2001 Mitel Networks entered into a sublease agreement to lease to BreconRidge certain of its Ottawa manufacturing and office facility totaling 158,780 square feet. The term of the agreement is five years expiring on August 31, 2006. BreconRidge has the option to extend the sublease for an additional five years. The annual base rent is $1,573,020.

The sublease agreement was amended on May 31, 2002 to include additional space of 4,026 square feet thereby increasing the annual base rent to $1,625,358.

d) Lease Agreement between Mitel Networks Limited and the U.K. subsidiary of BreconRidge

On September 14, 2001, Mitel Networks Limited entered into a lease agreement with the U.K. subsidiary of BreconRidge for 94,161 square feet (8,751 square meters) of office and manufacturing space located in the Portskewett Business Park located in Portskewett, Monmouthshire, U.K. The term of the lease is fifteen years expiring on August 30, 2016 with cancellation options on the fifth and tenth years available to Mitel Networks and BreconRidge. The annual base rent is (pound)517,884.

e) Asset Sale Agreement between Mitel Networks and BreconRidge

Mitel Networks entered into an Asset Sale Agreement with BreconRidge dated August 31, 2001 under which Mitel Networks sold its Canadian manufacturing assets located in Ottawa, Canada, comprising office, testing and manufacturing equipment, for total consideration of U.S.$2,628,449 in the form of a promissory note receivable. The promissory note was paid in full on February 27, 2003.

f) Asset Sale Agreement between Mitel Networks Limited and the U.K. subsidiary of BreconRidge

Mitel Networks Limited, a wholly-owned subsidiary of Mitel Networks, entered into an Asset Sale Agreement with the U.K. subsidiary of BreconRidge dated August 31, 2001 under which Mitel Networks Limited sold its manufacturing assets located in Portskewett, Monmouthshire, U.K., comprising office, testing and manufacturing equipment, for total consideration of U.S.$2,312,853 in the form of a promissory note receivable. The promissory note was paid in full on February 27, 2003.

g) Asset Sale Agreement between Mitel Networks, Inc., and the U.S. subsidiary of BreconRidge

Mitel Networks, Inc., a wholly-owned subsidiary of Mitel Networks, entered into an Asset Sale Agreement with the U.S. subsidiary of BreconRidge dated August 31, 2001 under which MNI sold to its manufacturing assets located in Ogdensburg, New York, for total consideration of U.S. $511,637 in the form of a promissory note receivable. The promissory note was paid in full on February 27, 2003.

Agreements with Mitel Knowledge:

a)  Demand Promissory Note with Mitel Knowledge

On December 21, 2002, Mitel Networks borrowed $5 million from Mitel Knowledge in the form of a demand promissory note bearing interest at prime plus 0.5% to finance its operations and working capital requirements. Mitel Networks repaid the entire original principal amount plus interest during Fiscal 2003.

b) Research and Development Agreement Between Mitel Networks and Mitel Knowledge

Mitel Networks entered into a research and development agreement with Mitel Knowledge dated March 27, 2001, under which Mitel Knowledge owned substantially all of Mitel Networks' intellectual property, excluding trademarks, and retained Mitel Networks' services to perform research and development in consideration for which Mitel Knowledge funded certain of Mitel Networks' research and development activities. The initial term of the agreement was five years with automatic subsequent annual renewals unless earlier terminated upon the agreement of the parties. Mitel Knowledge granted to Mitel Networks a license to exploit the intellectual property in Canada, South and Central America, Mexico and the Caribbean in exchange for a license fee. In addition, Mitel Networks agreed to transfer to Mitel Knowledge any investment tax credits, but in no event less than $10,000,000, earned on the research and development activities to the extent that such investment tax credits were not required to reduce Mitel Networks' Canadian federal tax payable.

The research and development agreement provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title, interest in, and benefits from, the intellectual property, including improvements and new technology, to Mitel Networks upon the occurrence of the earliest of the following events: (a) the third anniversary of the agreement, (b) Mitel Networks passing a resolution to proceed with an initial public offering of its shares in Ontario or any other jurisdiction which results in the listing of its shares on a recognized stock exchange, or (c) the termination of the agreement on its terms. The agreement provided that the purchase price for the intellectual property would be paid by the issuance of common shares from Mitel Networks' treasury with the number of shares to be determined in accordance with a formula described in the research and development agreement.

The parties terminated the research and development agreement as of November 1, 2002, and Mitel Networks exercised its right to purchase the intellectual property from Mitel Knowledge.

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

d) Intellectual Property License Agreement between Mitel Networks Overseas Limited, a wholly-owned subsidiary of Mitel Networks, and Mitel Knowledge

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

e) Assignment and Assumption Agreement between Mitel Networks, Mitel Knowledge and Mitel Networks Overseas Limited

Prior to February 16, 2001, Zarlink and Mitel Networks, Inc. (at the time a wholly-owned subsidiary of Zarlink and now a wholly-owned subsidiary of Mitel Networks) entered into the Cost Sharing Restructuring Agreement pursuant to which Mitel Networks, Inc. granted to Zarlink an exclusive license to the U.S. intellectual property that existed at April 1, 2000. On February 16, 2001, as part of the acquisition transactions, the Cost Sharing Restructuring

Agreement was assigned to Mitel Networks. Effective March 27, 2001, and in connection with the Intellectual Property License Agreement described above, Mitel Networks, Mitel Knowledge and Mitel Networks Overseas Limited entered into the Assignment and Assumption Agreement pursuant to which Mitel Networks transferred to Mitel Knowledge and Mitel Knowledge transferred to Mitel Networks Overseas Limited all of Mitel Networks' rights, obligations and interest in the Cost Sharing Restructuring Agreement.

f) Assignment and Assumption Agreement between Mitel Networks and Mitel
Knowledge

Prior to the acquisition transactions, Zarlink and Mitel Networks Limited (at the time, a wholly-owned subsidiary of Zarlink and now a wholly-owned subsidiary of Mitel Networks) entered into certain agreements (the "Mitel Networks Limited Agreements") pursuant to which Zarlink granted certain rights to its intellectual property to Mitel Networks Limited. In connection with the acquisition transactions, Mitel Networks and Mitel Knowledge entered into the Assignment and Assumption agreement pursuant to which Mitel Networks transferred to Mitel Knowledge and Mitel Knowledge transferred to Mitel Networks Overseas Limited all of Mitel Networks' right, title and interest in the Mitel Networks Limited Agreements.

g) Termination Agreement between Mitel Knowledge and Mitel Networks

Effective November 1, 2002, Mitel Knowledge and Mitel Networks entered into a Termination Agreement pursuant to which the parties agreed to terminate the research and development agreement described above.

h) Purchase and Sale Agreement between Mitel Knowledge Corporation and Mitel Networks Corporation

Effective November 1, 2002, Mitel Knowledge and Mitel Networks entered into the Purchase and Sale Agreement, which provided for the allocation of the $12.5 million purchase price for the intellectual property acquired by Mitel Networks from Mitel Knowledge.

i) Termination Agreement between Mitel Knowledge and Mitel Networks Overseas Limited

Effective November 1, 2002, in conjunction with the termination of the research and development agreement between Mitel Knowledge and Mitel Networks, Mitel Knowledge and Mitel Networks Overseas Limited agreed to terminate the research and development cost-sharing agreement.

Agreements with Other Affiliates of Dr. Terence H. Matthews:

a) Demand Promissory Notes payable to Wesley Clover Corporation (formerly 10750 Newfoundland Limited)

The following table sets forth demand promissory notes outstanding at July 18, 2003, issued to finance Mitel Networks' operations and working capital requirements. These notes are subordinated to bank debt.


                               Principal     Currency    Date of issuance    Interest rate
------------------------------------------------------------------------------------------
Wesley Clover Corporation      $6 million      CAD        April 22, 2002         Prime
Wesley Clover Corporation      $4 million      CAD         May 10, 2002          Prime
Wesley Clover Corporation      $5 million      CAD         June 7, 2002          Prime
Wesley Clover Corporation      $5 million      CAD        June 21, 2002          Prime
Wesley Clover Corporation      $1 million      CAD        July 25, 2002          Prime
Wesley Clover Corporation     $10 million      CAD      February 26, 2003        Prime
Wesley Clover Corporation     $7.5 million     USD      February 27, 2003        Prime

b) Lease Agreement between Mitel Networks and Mitel Research Park Corporation

On March 27, 2001, Mitel Networks and Mitel Research Park Corporation entered into a lease agreement pursuant to which Mitel Networks leases its headquarters facilities located in Ottawa, Ontario totaling 512,390 square feet. The initial term of the lease is ten years expiring on February 15, 2011. The terms of the lease reflect current market conditions. Annual base rent is $13.00 per square foot for office space and $9.00 per square foot for non-office space. Mitel Networks is responsible for the payment of operating costs in addition to the base rent.

c) Alliance Agreement between Mitel Networks, March Networks, Mitel Networks Limited and Mitel Networks International Limited, subsidiaries of Mitel Networks

The agreement is effective September 21, 2001 with an initial term of two years which may be extended for additional subsequent one-year periods upon mutual consent of the parties. Each party may terminate the agreement for its convenience on 60 days prior written notice.

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

Mitel Networks and March Networks will jointly brand, promote, market and distribute each other's Internet Protocol-based products and services. The terms and conditions under which each party will distribute the other party's products are set out in a separate Global Marketing and Distribution Agreement.

d) Global Marketing and Distribution Agreement between Mitel Networks and March Networks

On February 15, 2002, Mitel Networks and March Networks entered into a Global Marketing and Distribution Agreement. The purpose of the agreement is to appoint each party as the other party's non-exclusive reseller to actively promote the sales of certain of its products either directly or through distributors and resellers. Each party is obligated to use reasonable commercial efforts to market the other party's products. The reseller is obligated to provide first line technical support to its customers. The supplier of the products is responsible for second line technical support.

The initial term of the agreement is two years. Neither party has any obligation to renew after the expiry of the initial term. Either party may terminate the agreement for its convenience upon 60 days prior written notice. In addition, either party has the right to terminate the agreement if the Alliance Agreement between the parties is terminated.

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

b) Amended Supply Agreement between Mitel Networks and Zarlink

Mitel Networks entered into a non-exclusive supply agreement dated February 16, 2001 with Zarlink pursuant to which Zarlink supplies semiconductor components to Mitel Networks. The initial term of the agreement is ten years with subsequent automatic annual renewals

Zarlink is obligated to place all its know how, improvements and new technology in escrow with respect to the manufacture of hybrid devices and Voice over Internet Protocol products only. The escrowed materials are to be released in the event of: bankruptcy; receivership; issuance of a last-time buy notification; discontinuance of manufacture; transfer of the hybrid or Voice over Internet Protocol business in whole or in part to another party, if the party fails to assume the obligations of Zarlink with respect to the hybrid or Voice over Internet Protocol products; a material breach of the agreement by Zarlink that adversely affects the continuing supply of products, which remains uncured 30 days after written notification of the breach.

Under the terms of the agreement, Zarlink granted to Mitel Networks a license in the Zarlink intellectual property, Zarlink improvements, and Zarlink developed new technology relating to the components. Mitel Networks has the right to grant sublicenses only to semiconductor second source suppliers for hybrid and semiconductor components to be used in specified Mitel Networks products and Voice over Internet Protocol products, to the extent that Zarlink intellectual property has been incorporated into the components and used by Mitel Networks. The supply agreement was amended by letter agreement dated October 24, 2001. The amending agreement provides for an expansion of the foregoing license grant in that it allows Mitel Networks, in the case of licensed intellectual property existing as of February 16, 2001 or created thereafter, to complete the development of the MT92102 Voice over Internet Protocol device, to allow Mitel Networks to sublicense such intellectual property to a third party foundry to permit the manufacture of the MT92102 Voice over Internet Protocol device for sale by such foundry to Mitel Networks for its business as well as to the foundry's other customers for their business requirements but restricted to applications based on Mitel Networks' converged access products.

The amending agreement further provided for payment of non-recurring engineering expenses to Zarlink for the completion of the MT92102 device.

c) Lease Between Mitel Networks Limited and Mitel Semiconductor Limited, a subsidiary of Zarlink

Mitel Networks Limited, a wholly-owned subsidiary of Mitel Networks, entered into a lease agreement dated February 2, 2001 with Mitel Semiconductor Limited, a wholly-owned subsidiary of Zarlink, pursuant to which Mitel Semiconductor Limited, now called Zarlink Semiconductor Limited, leases 49,500 square feet at Mitel Networks Limited's premises at Portskewett Business Park, Portskewett Monmouthshire, on terms reflecting prevailing market conditions. The term of the lease is five years. Both parties have the right to terminate the lease on February 2, 2004, or at any time thereafter upon at least twelve months prior written notice. The base rent is (pound)272,250 per annum.

d) Intellectual Property License Agreement between Zarlink and Mitel Networks

On February 16, 2001, Mitel Networks and Zarlink entered into an Intellectual Property License Agreement dated February 16, 2001 pursuant to which Zarlink licensed to Mitel Networks the intellectual property retained by Zarlink which Mitel Networks requires to continue the operations of the Predecessor Business. Under the agreement, Zarlink granted to Mitel Networks a non personal, limited, assignable, royalty free, perpetual, non exclusive worldwide license for the licensed intellectual property to make, use, develop, offer for sale, or otherwise exploit for the licensed products. Zarlink is precluded from assigning any of the licensed intellectual property in whole or in part, or from granting a security interest therein, to any party engaged in the sale of products or services that are competitive with Mitel Networks. Mitel Networks is authorized to grant sublicenses of the intellectual property to permit it to carry on its business, except that it cannot sublicense the licensed intellectual property to allow the manufacturing of semiconductors other than for use in its business.

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

e) Patent Sublicense Agreement between Mitel Networks and Zarlink

On April 1, 1998, Zarlink and Lucent Technologies Inc. entered into a patent license agreement that allows Zarlink to sublicense its rights to use certain Lucent patents to any third party that acquires a part of its business. Accordingly, as part of the acquisition transactions, Mitel Networks, Mitel Systems and Zarlink entered into a Patent Sublicense Agreement dated February 16, 2001 pursuant to which Zarlink granted to Mitel Networks under the Lucent patents a non exclusive and non transferable sublicense to make, have made, use, sell, and lease Mitel Networks' products. The sublicense expired on September 30, 2002.

Mitel Networks and Mitel Systems granted to Zarlink royalty free licenses for any patents that they acquired ownership or control of during the term of the Patent Sublicense Agreement. The term of the sublicense from Mitel Networks to Zarlink was for the duration of the term of the Lucent sublicense agreement and was only for the purpose of Zarlink sub-licensing such patents to Lucent and its wholly-owned subsidiaries for the duration of the term of the Patent Sublicense Agreement solely for use in information handling systems.

The total payment for the sublicenses was US $3,374,014. The amount of US$1,529,014 was paid on execution of the Sublicense Agreement and the amount of US$1,845,000 was paid on January 1, 2002.

f) Non Competition and Non Solicitation Agreement between Zarlink, Mitel Systems, Mitel Networks and its subsidiaries, Mitel Research Park Corporation, Mitel Knowledge and Dr. Terence H. Matthews

The Non Competition and Non Solicitation Agreement dated February 16, 2001 between Mitel Corporation (now known as Zarlink), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor, Inc., 3755461 Canada Inc. (now known as Mitel Systems), Mitel Research Park Corporation, Mitel Knowledge, Mitel Inc. (now known as Mitel Networks, Inc.), Mitel Communications Solutions Inc. (now Mitel Networks Solutions, Inc.), Mitel Telecom Limited (now known as Mitel Networks Limited), Dr. Terence H. Matthews, was entered into further to the Acquisition Agreement referred to in (a) above. The agreement provides that Zarlink on behalf of itself and Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, and Mitel Semiconductor, Inc. covenants with the Purchaser (as defined therein), that for a period of five years they will not carry on or be associated with any undertaking which is competitive with the Predecessor Business, except that they may hold securities in a competitive business provided such securities do not exceed 5% of the outstanding equity securities of such company.

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

By way of a private letter agreement between Mr. Butcher and Dr. Terence H. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher options to purchase common shares in Mitel Networks from the holdings of Mitel Systems. Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Butcher's February 16, 2001 start date.

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

By way of a private letter agreement between Mr. Smith and Dr. Terence H. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Smith options to purchase common shares in Mitel Networks from the holdings of Mitel Systems. Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith's April 2, 2001 start date.

Agreements With Others:

a) Union Agreement between Mitel Networks Solutions, Inc. and the International Brotherhood of Electrical Workers

Mitel Networks' indirect wholly-owned U.S. subsidiary, Mitel Networks Solutions, Inc., has negotiated a national union contract with the International Brotherhood of Electrical Workers which assures Mitel Networks of obtaining the services of its unionized field technician employees in the U.S. and includes a provision which precludes the employees from going on strike. The terms and conditions of the contract are typical in the industry. The current contract has been extended for an additional year and now expires in the Fall of 2004. In consideration of the extension, which the parties agreed upon instead of renegotiating a new three-year contract, the represented employees will receive a continuation bonus payable in three installments over the next year. The purpose of the bonus is to reward the represented employees for their continued cooperation pertaining to Mitel Networks' hours reduction program. The represented employees will return to a normal forty hour work week as soon as Mitel Networks determines it is justified in its reasonable discretion. The bonus, in the aggregate, amounts to approximately 1.5% of the average annual base wage for Mitel Networks' represented employees.

b) Integrated Communications Solutions R&D Project Agreement between Mitel Networks Corporation, Mitel Knowledge Corporation, March Networks Corporation and Her Majesty the Queen in Right of Canada.

On October 10, 2002, Mitel Networks, in conjunction with March Networks and Mitel Knowledge, signed an agreement for financing from the Canadian Government for up to $60 million of March Networks' and Mitel Networks' research and development activities over a three year period. Each party is severally liable for its portion of the development work. The agreement contains certain restrictions on the exploitation of the developed intellectual property outside of Canada. In exchange for financing received from the Government of Canada, Mitel Networks is required to issue warrants to Her Majesty the Queen in Right of Canada for the zero dollar purchase of common shares, with the warrants to be issued as of September 30 in each of 2002, 2003 and 2004, and valued in accordance with fair market value.

c) Agreement between Mr. Peter Charbonneau and Dr. Terence H. Matthews

By way of an oral agreement between Mr. Peter Charbonneau and Dr. Terence H. Matthews on February 16, 2001, Dr. Matthews granted to Mr. Charbonneau options to purchase common shares in Mitel Networks from the holdings of Mitel Systems. Such options vest in 25% increments on the first, second, third and fourth anniversaries of the grant date.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends or other payments to nonresident holders of Mitel Networks' common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See "Item 10.E. Taxation."

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote Mitel Networks' common shares. There are also no such limitations imposed by the articles of incorporation with respect to Mitel Networks' common shares. However, under the Investment Canada Act, the acquisition of control (as defined) of a corporation carrying on a Canadian business (as defined) in Canada by a non-Canadian (as defined) is subject to notification to the Minister of the Government of Canada responsible for the Investment Canada Act, and, depending on the value of the investment and/or the industry sector, may also be subject to review by the Minister to determine whether the investment is likely to be of net benefit to Canada.

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

A proposed transaction is subject to pre-notification if two thresholds are exceeded. First, the parties and their affiliates must have total assets in Canada or total revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada, where the aggregate value of the assets or the gross revenues from sales in or from Canada generated from the assets that are being acquired exceeds $50 million ("$50 million threshold");
(2) in the case of an acquisition of shares of a company in Canada, where (i) the $50 million threshold is met in respect of the assets or revenues of the company whose shares are being acquired and (ii) as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $50 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly), where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

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

Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and capital gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention.

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

Disposition of Shares

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of "taxable Canadian property." Common shares of Mitel Networks are considered to be "taxable Canadian property" as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Mitel Networks.
Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of Mitel Networks who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

U.S. Holder

As used herein, a "U.S. Holder" includes a holder of common shares of Mitel Networks who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any United States entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of common shares of Mitel Networks is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividends

Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Mitel Networks are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Mitel Networks has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of Mitel Networks, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, "qualified dividends" received by U.S. Holders who are individuals, during tax years beginning before January 1, 2009, from any "qualified foreign corporation" are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A "qualified foreign corporation" is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a "qualified foreign corporation" excludes a foreign corporation that is a foreign personal holding company, a foreign investment company, or a passive foreign investment company for the year the dividend is paid or the previous year. Mitel Networks believes that it qualifies as a "qualified foreign corporation". There are currently no preferential tax rates for a U.S. Holder that is a corporation.

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

Foreign Personal Holding Company Considerations

Special rules apply to a U.S. Holder of a Foreign Personal Holding Company or "FPHC." Mitel Networks will not be classified as a FPHC for U.S. federal income tax purposes unless (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of stock entitled to vote or the total value of Mitel Networks stock; and (ii) at least 60% of Mitel Networks' gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, certain rents, and royalties. Mitel Networks believes that it is not a FPHC; however, no assurance can be provided that Mitel Networks will not be classified as a FPHC in the future.

Passive Foreign Investment Company Considerations

If Mitel Networks is a "passive foreign investment company" or "PFIC" as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the U.S. Internal Revenue Code of 1986 defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Mitel Networks elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The rules applicable to a FPHC take priority over the rules applicable to a PFIC, so that amounts includable in gross income under the FPHC rules will not be taxable again under the PFIC rules. The rules applicable to a PFIC that is also a "controlled foreign corporation", as defined in Section 957 of the U.S. Internal Revenue Code of 1986, are more complex and are beyond the scope of this discussion.

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

A Non-electing U.S. Shareholder generally will be required to pro-rate all gains realized on the disposition of his or its common shares and all excess distributions over the entire holding period of the common shares. All gains or excess distributions allocated to prior years of the Non-electing U.S. Shareholder (provided that such years are not prior to the first day of the first taxable year of Mitel Networks during such Non-electing U.S. Shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year. A Non-electing U.S. Shareholder also will be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

Certain special, generally adverse, rules will apply with respect to the common shares of Mitel Networks while Mitel Networks is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the U.S. Internal Revenue Code of 1986, a U.S. Holder who uses PFIC shares as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares. Moreover, under
Section 1291(f) of the U.S. Internal Revenue Code of 1986, the Department of the Treasury has authority to issue regulations, and has issued proposed regulations, that would treat as taxable certain transfers that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Holders.

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

Not applicable.

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

As a foreign private issuer, Mitel Networks is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Mitel Networks has included in this annual report certain information disclosed in its Proxy Statement prepared under applicable Canadian law.

Mitel Networks will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Mitel Networks at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number:
613-592-2122.

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

Foreign Currency Risk

To manage its foreign currency risk, Mitel Networks uses certain derivative financial instruments including foreign exchange forward contracts and foreign exchange swap contracts from time to time, that have been authorized pursuant to policies and procedures approved by the board of directors. Mitel Networks does not hold or issue financial instruments for trading or speculative purposes. Mitel Networks currently uses foreign currency forward and swap contracts to reduce the exposure to foreign currency risk. The most significant foreign exchange exposures for Mitel Networks relate to the U.S. dollar and the U.K. pound sterling. At April 27, 2003, Mitel Networks recorded unrealized gains of $0.5 million (April 28, 2002 - $0.1 million) and unrealized losses of $nil (April 28, 2002 - $0.1 million) on its forward contracts. The unrealized gains and losses are calculated as the difference between the actual contract rates and the applicable current market rates that would be used to terminate the forward contracts on April 27, 2003, if it became necessary to unwind these contracts. Additional potential losses in the net fair value of these contracts, assuming a 5% appreciation in the Canadian dollar against all currencies, at April 27, 2003, would have been immaterial. Management believes that the established hedges are effective against its foreign currency denominated assets and liabilities, and that potential future losses from these hedges being marked to market would be largely offset by gains on the underlying hedged positions.

Interest Rate Risk

In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than one month. Due to the short-term maturity of its investments, Mitel Networks is not subject to significant interest rate risk.

Mitel Networks is exposed to interest rate risk on borrowings from its credit and loan facilities and demand loans from companies controlled by Dr. Terence H. Matthews. The credit and loan facilities bear interest based on LIBOR, U.S. base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. The related party loans bear interest based on prime rate. Based on projected advances under the credit and loan facilities and related party loans, adverse changes in interest rates of 100 basis points and 200 basis points would increase interest expense by $0.7 million and $1.5 million, respectively, on an annual basis. This risk is mitigated by Mitel Networks' ability, at its option, to lock in the rate of interest on the credit facilities until their respective maturity dates. The interest rates on Mitel Networks' obligations under capital leases and mortgage loans are fixed and therefore not subject to interest rate risk.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Mitel Network's management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of Mitel Networks' disclosure controls and procedures as of April 27, 2003. Based upon that evaluation, Mitel Networks' Chief Executive Officer and Chief Financial Officer concluded that Mitel Networks' disclosure controls and procedures were effective to ensure that information required to be disclosed by Mitel Networks in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There has not been any change in Mitel Networks' internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Exchange Act that occurred during the fiscal year ended April 27, 2003 that has materially affected, or is reasonably likely to materially affect, Mitel Networks' internal control over financial reporting.

Item 16. [Reserved]

                                    PART III

Item 17. Financial Statements

Not applicable, as Mitel Networks has elected to provide financial statements pursuant to "Item 18. Financial Statements."

Item 18. Financial Statements

Mitel Networks' consolidated financial statements commence on page F-1 of this annual report. These financial statements are expressed in Canadian dollars and were prepared in accordance with U.S. GAAP.

Item 19. Exhibits

1.   Articles of Incorporation and bylaws as currently in effect:

     1.1  Articles of Incorporation and related amendments*

     1.2  Bylaws*

2. Instruments defining the rights of holders of equity securities being registered:

2.1  See Articles of Incorporation described above in Exhibit 1.1

2.2  Specimen Common Share certificate*

4.   Material contracts:

     4.1 Amended and Restated Shareholders' Agreement between Mitel Networks Corporation, Mitel Systems Corporation, Zarlink Semiconductor Inc. and Power Technology Investment Corporation dated August 31, 2002*

     4.2 Subscription Agreement between Mitel Networks Corporation and Power Technology Investment Corporation dated August 31, 2001 and related amendment No. 1 dated May 3, 2002*

     4.3 Amended and Restated Credit Agreement between Mitel Networks Corporation, the Lenders from time to time and Bank of Montreal as Administrative Agent dated February 27, 2003

     4.4 Loan Agreement between Mitel Networks Limited and Export Development Canada dated March 4, 2003

     4.5 Chattel Mortgage Loan Agreement between Mitel Networks Limited and Barclays Bank PLC dated October 22, 2001*

     4.6 Chattel Mortgage Loan Agreement between Mitel Networks Limited and Barclays Bank PLC dated April 25, 2003

     4.7 Real Property Loan Facility between Mitel Networks Limited and Barclays Bank PLC dated December 13, 2001, secured by a legal charge dated January 24, 2002*

     4.8 Business Overdraft and Ancillary Facility Agreement between Mitel Networks Limited and Barclays Bank PLC dated August 30, 2002

     4.9 Supply Agreement between Mitel Networks Corporation and its subsidiaries and Ridgeway Research Corporation and its subsidiaries dated August 30, 2001, and related amendment dated February 27, 2003.*
          +

     4.10 Amendment to the Supply Agreement between Mitel Networks Corporation and its subsidiaries and Ridgeway Research Corporation and its subsidiaries dated February 27, 2003

     4.11 Sublease Agreement between Mitel Networks Corporation and Ridgeway Research Corporation dated August 31, 2001 and First Amendment of Sublease Agreement between Mitel Networks Corporation and Ridgeway Research Corporation (now known as BreconRidge Manufacturing Solutions Corporation) dated May 31, 2002*

     4.12 Lease Agreement between Mitel Networks Limited and BreconRidge Manufacturing Solutions Limited dated September 14, 2001*

     4.13 Asset Sale Agreement between Mitel Networks Corporation and Ridgeway Research Corporation dated August 31, 2001*

     4.14 Asset Sale Agreement between Mitel Networks Limited and BreconRidge Manufacturing Solutions Limited dated August 31, 2001* +

     4.15 Asset Sale Agreement between Mitel Networks, Inc. and BreconRidge Manufacturing Solutions, Inc. dated August 31, 2001*

     4.16 Promissory Note between Mitel Networks Corporation and Mitel Knowledge Corporation dated December 21, 2001*

     4.17 Research and Development Agreement between Mitel Networks Corporation and Mitel Knowledge Corporation dated March 27, 2001 and related addendum No. 1 dated November 23, 2001*

     4.18 Research and Development Cost-sharing Agreement between Mitel Networks Overseas Limited, then known as Mitel Networks (Barbados) Limited, a subsidiary of Mitel Networks Corporation, and Mitel Knowledge Corporation dated March 27, 2001*

     4.19 Intellectual Property License Agreement between Mitel Networks Overseas Limited, then known as Mitel Networks (Barbados) Limited, a subsidiary of Mitel Networks Corporation, and Mitel Knowledge Corporation dated March 27, 2001*

     4.20 Assignment and Assumption Agreement between Mitel Networks Overseas Limited, then known as Mitel Networks (Barbados) Limited, Mitel Networks Corporation and Mitel Knowledge Corporation dated March 27, 2001*

     4.21 Assignment and Assumption Agreement between Mitel Networks Corporation and Mitel Knowledge Corporation dated February 16, 2001*

     4.22 Termination Agreement between Mitel Networks Corporation and Mitel Knowledge Corporation dated November 1, 2002 in connection with the Research and Development Agreement dated March 27, 2001

     4.23 Purchase and Sale Agreement between Mitel Networks Corporation and Mitel Knowledge Corporation dated November 1, 2002

     4.24 Termination Agreement between Mitel Networks Overseas Limited and Mitel Knowledge Corporation dated November 1, 2002 in connection with the Research and Development Cost Sharing Agreement dated March 27, 2001

     4.25 Acquisition Agreement by and between Mitel Corporation (now known as Zarlink Semiconductor Inc.), 3755461 Canada Inc. (now known as Mitel Systems

          Corporation) and Dr. Terence H. Matthews ("Acquisition Agreement"), dated January 2, 2001.*

          The following exhibits to the Acquisition Agreement have been omitted. Mitel Networks Corporation will furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request:

          Schedule 1.1(nn) Financial Statements Schedule
          Schedule 1.1(nnn) Permitted Encumbrances
          Schedule 2.2 Purchase Price Allocation Schedule
          Schedule 2.3 Audit Report Schedule
          Schedule 3.4 Authorized and Issued Capital - Vendor Group
          Schedule 3.6 Loan Agreement Particular
          Schedule 3.7 Vendor Group Subsidiaries
          Schedule 3.8 Violations
          Schedule 3.9 Locations
          Schedule 3.11 Real and Leased Property
          Schedule 3.13 Real Property Leases
          Schedule 3.16(a)-(g) Business Intellectual Property
          Schedule 3.19 Material Contracts
          Schedule 3.20 Licenses and Permits
          Schedule 3.21 Consents
          Schedule 3.25 Tax Matters
          Schedule 3.26 Legal and Regulatory Proceedings
          Schedule 3.28 Environmental Matters
          Schedule 3.29 Employee Plans Excluding United States
          Schedule 3.30 Employee Benefit Plans - United States
          Schedule 3.31 Collective Agreements
          Schedule 3.32 Employees and Contractors
          Schedule 3.34 Customers and Suppliers
          Schedule 3.35 Product Warranties
          Schedule 3.36 Grants
          Schedule 6.1(a) Restructuring
          Schedule 6.2(a) Current Corporate Structure
          Schedule 6.2(b) Reorganization
          Schedule 6.2(d)(i) Lease Agreement
          Schedule 6.2(d)(ii) Phase V Lease
          Schedule 6.2(e) License Agreement
          Schedule 6.3(a) Transition Plan Agreement
          Schedule 6.11 Non-Competition Agreement
          Schedule 6.22 Employees
          Schedule 6.23 Tangible Personal Property
          Schedule 7.1(i) Form of Opinion of Vendor's Counsel (Canada, UK and
            US)
          Schedule 7.1(m) Supply Agreement
          Schedule 7.1(n) Shareholders Agreement
          Schedule 7.1(p) Form of Release

          Schedule 7.3(f) Form of Opinion of Purchaser's Counsel

     4.26 Supply Agreement between Mitel Networks Corporation and Mitel Corporation (now known as Zarlink Semiconductor Inc.) dated February 16, 2001 and related amendment dated October 24, 2001* +

     4.27 Lease Agreement between Mitel Networks Limited and Mitel Semiconductor Limited, a subsidiary of Zarlink Semiconductor Inc. dated February 2, 2001*

     4.28 Intellectual Property License Agreement between Mitel Networks Corporation and Mitel Corporation (now known as Zarlink Semiconductor Inc.) dated February 16, 2001* +

     4.29 Amendment to the Intellectual Property License Agreement between Mitel Networks Corporation and Zarlink Semiconductor Inc. dated October 24, 2001*

     4.30 Patent Sub-License Agreement between Mitel Networks Corporation and Mitel Corporation (now known as Zarlink Semiconductor Inc.) dated February 16, 2001 under which Mitel Corporation (now known as Zarlink Semiconductor Inc.) licenses certain rights under a Patent License Agreement with Lucent Technologies Inc. dated April 1, 1998* +

     4.31 Non Competition and Non Solicitation Agreement between Mitel Corporation (now known as Zarlink Semiconductor Inc.), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor Inc., 3755461 Canada Inc., Mitel Networks Corporation and Mitel Research Park Corporation dated February 16, 2001*

     4.32 Promissory Notes between Mitel Networks Corporation and Wesley Clover Corporation, formerly 10750 Newfoundland Limited, dated between April 22, 2002 and July 25, 2002*

     4.33 Promissory Notes between Mitel Networks Corporation and Wesley Clover Corporation, formerly 10750 Newfoundland Limited, dated February 26, 2003 and February 27, 2003

     4.34 Lease Agreement between Mitel Networks Corporation and Mitel Research Park Corporation dated March 27, 2001*

     4.35 Strategic Alliance Agreement between Mitel Networks Corporation and March Networks Corporation dated September 21, 2001*

     4.36 Global Distribution Agreement between Mitel Networks Corporation and March Networks Corporation dated February 15, 2002* +

     4.37 Amended and Restated Employment Contract between Mitel Networks Corporation and Donald Smith dated April 17, 2001* +

     4.38 Amended and Restated Employment Contract between Mitel Networks Corporation and Paul Butcher dated February 16, 2001* +

     4.39 Union Agreement between Mitel Communications Solutions, Inc. (now known as Mitel Networks Solutions, Inc.) and International Brotherhood of Electrical Workers Union expiring on September 30, 2004* +

     4.40 Integrated Communications Solutions R&D Project Agreement between Mitel Networks Corporation, Mitel Knowledge Corporation, March Networks Corporation and Her Majesty the Queen in Right of Canada dated October 10, 2002*

8.1  Subsidiaries of Mitel Networks Corporation*

12.1 Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
----------
* Filed as an exhibit to the Registration Statement on Form 20-F, as amended (File No. 0-49984) of Mitel Networks Corporation and incorporated herein by reference.
+ Portions of this document have been granted "Confidential Treatment" by the Secretary of the Securities and Exchange Commission.

Index to Financial Statements
-----------------------------

Mitel Networks Corporation Audited Consolidated Financial Statements for the fiscal years ended April 27, 2003 and April 28, 2002 and for the ten-week period ended April 27, 2001:

--       Independent Auditors' Report - Deloitte & Touche LLP                F-2
--       Independent Auditors' Report - Ernst & Young LLP                    F-3
--       Consolidated Balance Sheets                                         F-4
--       Consolidated Statements of Operations                               F-5
--       Consolidated Statements of Shareholders' Equity                     F-6
--       Consolidated Statement of Cash Flows                                F-7
--       Notes to Consolidated Financial Statements                          F-8

Audited Combined Statement of Operations of the Communications Systems Division of Zarlink for the forty-six week period ended February 16, 2001:

--       Independent Auditors' Report                                       F-37
--       Combined Statement of Operations                                   F-38
--       Notes to Combined Statement of Revenues and Direct Expenses        F-39

Financial Statement Schedules:

-- (Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)

--       Schedule II - Valuation of Qualifying Accounts                     F-46

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                MITEL NETWORKS CORPORATION

                                                /s/ DONALD W. SMITH
                                                ---------------------------
                                                Name:  Donald W. Smith
                                                Title:  Chief Executive Officer

Date:  July 31, 2003

Consolidated Financial Statements - US GAAP                         Confidential

                                 MITEL NETWORKS
                                   CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with U.S. GAAP)

FOR THE YEAR ENDED
APRIL 27, 2003

(Audited)

Consolidated Financial Statements - US GAAP                         Confidential

INDEPENDENT AUDITORS' REPORT

To the Directors of Mitel Networks Corporation:

We have audited the consolidated balance sheets of Mitel Networks Corporation (a majority-owned subsidiary of Mitel Systems Corporation) and subsidiaries as of April 27, 2003 and April 28, 2002 and the related consolidated statements of operations, shareholders' (deficiency) equity and cash flows for each of the years in the two year period ended April 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 27, 2003 and April 28, 2002, and the results of their operations and cash flows for each of the years in the two year period ended April 27, 2003 in conformity with accounting principles generally accepted in the United States of America.

On June 6, 2003, we reported separately to the shareholders of Mitel Networks Corporation on our audits, conducted in accordance with Canadian generally accepted auditing standards, of financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.


                                                /s/ Deloitte & Touche LLP
                                                --------------------------------
                                                Deloitte & Touche LLP
Ottawa, Canada                                  Chartered Accountants
June 6, 2003

Consolidated Financial Statements - US GAAP                         Confidential

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



                                             /s/ Ernst & Young LLP
                                             -----------------------------------
Ottawa, Canada                               Ernst & Young LLP
August 2, 2002                               Chartered Accountants

Consolidated Financial Statements - US GAAP                         Confidential

                           Mitel Networks Corporation
            a majority-owned subsidiary of Mitel Systems Corporation
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
             (in millions of Canadian dollars, except share amounts)

--------------------------------------------------------------------------------
                                                                  As at
                                                          April 27,    April 28,
                                                            2003         2002
--------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                               $   32.4     $    5.7
  Accounts receivable (net of provisions of $6.6 in
    2003 and $7.7 in 2002)                                   100.9        114.0
  Due from related parties                                     0.5           --
  Inventories                                                 51.2         69.3
  Other receivables                                           17.4         12.3
  Prepaid expenses                                             7.9         11.4
--------------------------------------------------------------------------------
                                                             210.3        212.7

Long-term receivables                                          1.0         10.9
Property and equipment                                        36.8         46.4
Goodwill                                                       7.6          7.6
Intangible and other assets                                    2.1         47.7
--------------------------------------------------------------------------------
                                                          $  257.8     $  325.3
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                                       $   34.7     $   51.1
  Accounts payable and accrued liabilities                    68.4         73.7
  Income and other taxes payable                               3.5          1.9
  Deferred revenue                                            35.9         46.6
  Due to related parties                                      54.1         38.0
  Current portion of long-term debt                            7.1          5.8
--------------------------------------------------------------------------------
                                                             203.7        217.1

Long-term debt                                                19.5         23.6
Convertible debentures                                        10.5           --
Pension liability                                             35.8         10.3
--------------------------------------------------------------------------------
                                                             269.5        251.0
--------------------------------------------------------------------------------

Redeemable common shares, without par value -
 14,000,000 shares authorized, issued and
 outstanding at April 27, 2003 and April 28, 2002             44.7         43.0
--------------------------------------------------------------------------------
Commitments and contingencies

Shareholders' (deficiency) equity:
 Common shares, without par value - Authorized:
  unlimited; Issued and outstanding: 101,400,213
  at April 27, 2003 and 96,924,924 at April 28, 2002         285.9        261.1
  Warrants                                                    27.1           --
  Deferred stock-based compensation                           (0.6)        (0.8)
  Accumulated deficit                                       (341.0)      (230.0)
  Accumulated other comprehensive income (loss)              (27.8)         1.0
--------------------------------------------------------------------------------
                                                             (56.4)        31.3
--------------------------------------------------------------------------------
                                                          $  257.8     $  325.3
--------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

Consolidated Financial Statements - US GAAP                         Confidential

                           Mitel Networks Corporation
            a majority-owned subsidiary of Mitel Systems Corporation
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      (in millions of Canadian dollars, except share and per share amounts)


------------------------------------------------------------------------------------------------------------
                                                                                                Ten Weeks
                                                                      Year Ended                   Ended
                                                            April 27, 2003  April 28, 2002    April 27, 2001
------------------------------------------------------------------------------------------------------------
Revenue
  Products                                                  $      396.0     $      423.9      $       91.9
  Services                                                         147.1            136.3              29.5
------------------------------------------------------------------------------------------------------------
                                                                   543.1            560.2             121.4
------------------------------------------------------------------------------------------------------------

Cost of sales
  Products                                                         257.7            261.1              53.2
  Services                                                          82.1             69.9              11.2
------------------------------------------------------------------------------------------------------------
                                                                   339.8            331.0              64.4
------------------------------------------------------------------------------------------------------------

Gross margin                                                       203.3            229.2              57.0
------------------------------------------------------------------------------------------------------------

Expenses:
  Selling, general and administrative                              185.0            228.5              47.0
  Research and development                                          63.5             92.2              20.1
  Special charges                                                   21.5             11.7                --
  Purchased in-process research and development                       --               --              20.7
  Loss on sale of manufacturing operations                            --              2.4                --
  Amortization of acquired intangibles                              45.4             68.6              12.9
------------------------------------------------------------------------------------------------------------
                                                                   315.4            403.4             100.7
------------------------------------------------------------------------------------------------------------

Operating loss                                                    (112.1)          (174.2)            (43.7)

Interest expense                                                    (6.5)            (4.7)             (0.2)
Other income (expense), net                                          5.1             (0.6)             (0.5)
------------------------------------------------------------------------------------------------------------

Loss before income taxes                                          (113.5)          (179.5)            (44.4)

Income tax recovery (expense)                                        4.3             (0.2)             (0.9)
------------------------------------------------------------------------------------------------------------

Net loss                                                    $     (109.2)    $     (179.7)     $      (45.3)
------------------------------------------------------------------------------------------------------------

Net loss per common share:
      Basic and diluted                                     $      (0.97)    $      (1.73)     $      (0.45)
------------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding
      Basic and diluted                                      113,109,751      106,848,314       100,000,000
------------------------------------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

Consolidated Financial Statements - US GAAP                         Confidential

                           Mitel Networks Corporation
            a majority-owned subsidiary of Mitel Systems Corporation
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             (in millions of Canadian dollars, except share amounts)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Accumulated       Total
                                        Common Shares                    Deferred                     Other
                                      ------------------               Stock-based   Accumulated  Comprehensive  Shareholders'
                                      Shares      Amount     Warrants  Compensation    Deficit    Income (Loss)     Equity
------------------------------------------------------------------------------------------------------------------------------
Balance at April 27, 2001           100,000,000  $   251.3  $      --   $        --   $    (45.3)     $    (0.5)    $    205.5

Net loss                                     --         --         --            --       (179.7)            --         (179.7)
Gain on currency translation                 --         --         --            --           --            1.5            1.5
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                  --         --         --            --       (179.7)           1.5         (178.2)
------------------------------------------------------------------------------------------------------------------------------

Non-cash capital contribution                --        7.5         --            --           --             --            7.5
Common shares issued:
 Cash                                 5,606,180       22.5         --            --           --             --           22.5
 Acquisitions                           607,441        2.4         --            --           --             --            2.4
 Professional services received          62,709        0.3         --            --           --             --            0.3
 Exercise of stock options                3,562         --         --            --           --             --             --
 Employee stock purchase plan           645,032        2.6         --            --           --             --            2.6
 Common share issue costs                    --       (0.8)        --            --           --             --           (0.8)
 Share purchase loans                        --       (9.3)        --            --           --             --           (9.3)
 Share purchase loan repayments              --        5.6         --            --           --             --            5.6
Redeemable common shares
  reclassified to mezzanine
  equity                            (10,000,000)     (25.9)        --            --           --             --          (25.9)
Redeemable common share accretion            --         --         --            --         (1.1)            --           (1.1)
Stock-based dividends                        --        3.9         --            --         (3.9)            --             --
Deferred stock-based compensation            --        1.0         --          (1.0)          --             --             --
Amortization of deferred
  stock-based compensation                   --         --         --           0.2           --             --            0.2
------------------------------------------------------------------------------------------------------------------------------

Balance at April 28, 2002            96,924,924      261.1         --          (0.8)      (230.0)           1.0           31.3

Net loss                                     --         --         --            --       (109.2)            --         (109.2)
Gain on currency translation                 --         --         --            --           --           (3.4)          (3.4)
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                  --         --         --            --       (109.2)          (3.4)        (112.6)
------------------------------------------------------------------------------------------------------------------------------

Common shares issued:
 Acquisition of intellectual
  property from related party         4,555,169       23.0         --            --           --             --           23.0
 Professional services received          10,487        0.1         --            --           --             --            0.1
 Exercise of stock options                3,966         --         --            --           --             --             --
 Common share issue costs                    --       (0.6)        --            --           --             --           (0.6)
 Share purchase loan repayments              --        2.6         --            --           --             --            2.6
Shares repurchased                      (94,333)      (0.4)        --            --           --             --           (0.4)
Redeemable common share accretion            --         --         --            --         (1.7)            --           (1.7)
Stock-based dividends                        --        0.1         --            --         (0.1)            --             --
Minimum pension liability
  adjustment                                 --         --         --            --                       (25.4)         (25.4)
Amortization of deferred
  stock-based compensation                   --         --         --           0.2           --             --            0.2
Warrants issued for cash                     --         --       27.1            --           --             --           27.1
------------------------------------------------------------------------------------------------------------------------------
Balance at April 27, 2003           101,400,213  $   285.9  $    27.1   $      (0.6)  $   (341.0)     $   (27.8)    $    (56.4)
------------------------------------------------------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

Consolidated Financial Statements - US GAAP                         Confidential

             Mitel Networks Corporation majority-owned subsidiary of
                           Mitel Systems Corporation
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in millions of Canadian dollars)

---------------------------------------------------------------------------------------------------------------------
                                                                                                          Ten Weeks
                                                                             Year Ended                     Ended
                                                                 April 27, 2003      April 28, 2002    April 27, 2001
---------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

Operating activities:
  Net loss                                                          $ (109.2)          $  (179.7)        $  (45.3)
  Adjustments to reconcile net loss to net cash from
    operating activities:
    Amortization and depreciation                                       66.2                89.3             17.8
    Purchased in-process research and development                         --                  --             20.7
    Stock-based compensation                                             0.2                 0.2               --
    Special charges                                                      3.9                 0.6               --
    Loss on sale of manufacturing operations                              --                 1.9               --
    Loss on sale of property and equipment                               0.3                 0.2               --
    Unrealized foreign exchange (gain) loss                             (2.1)               (0.4)             0.3
    Non-cash movements in provisions                                    13.6                 5.2              1.3
    Change in non-cash operating assets and liabilities, net             8.2               (14.1)            (1.3)
---------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                  (18.9)              (96.8)            (6.5)
---------------------------------------------------------------------------------------------------------------------
Investing activities:
  Additions to property and equipment                                   (6.6)              (18.3)            (2.4)
  Acquisition                                                             --                (0.8)              --
  Proceeds from repayment of related party notes receivable              8.2                  --               --
  Realized foreign exchange loss on hedging activities                  (6.4)               (1.5)              --
  Realized foreign exchange gain on hedging activities                   4.3                 1.4               --
---------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (0.5)              (19.2)            (2.4)
---------------------------------------------------------------------------------------------------------------------
Financing activities:
  Proceeds from bank indebtedness                                      (16.3)               51.4               --
  Debt issue costs                                                      (0.5)               (0.3)              --
  Proceeds from related party loans                                     35.9                52.0             15.4
  Repayment of related party loans                                      (5.0)              (56.4)              --
  Proceeds from sale lease-back                                           --                 3.4               --
  Repayment of capital lease liabilities                                (0.9)               (0.4)              --
  Proceeds from long-term debt                                           2.0                28.1               --
  Repayment of long-term debt                                           (5.1)               (1.9)              --
  Proceeds from issue of warrants                                       24.8                  --               --
  Proceeds from issue of convertible debentures                         10.1                  --               --
  Proceeds from issue of redeemable common shares                         --                16.0               --
  Proceeds from issue of common shares                                    --                16.8               --
  Proceeds from repayments of employee share purchase loans              2.6                 5.6               --
  Share issue costs                                                     (0.6)               (0.8)              --
---------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                      47.0               113.5             15.4
---------------------------------------------------------------------------------------------------------------------
Effect of currency translation on cash and cash equivalents             (0.9)               (0.2)            (0.1)
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                        26.7                (2.7)             6.4
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                           5.7                 8.4              2.0
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                            $   32.4           $     5.7         $    8.4
---------------------------------------------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

Consolidated Financial Statements - US GAAP                         Confidential

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

     Current assets                                                   $ 173.6
     Fixed assets                                                        36.0
     Intangible assets                                                  141.7
     Other long-term assets                                               4.5
     -------------------------------------------------------------------------
     Total assets                                                       355.8
     -------------------------------------------------------------------------

     Current liabilities                                                113.5
     Pension liability                                                    9.4
     -------------------------------------------------------------------------
     Total liabilities                                                  122.9
     -------------------------------------------------------------------------

     Cash consideration                                               $ 232.9
     -------------------------------------------------------------------------

Consolidated Financial Statements - US GAAP                         Confidential

     The effects of the push-down accounting adjustments on the book value of the Company's major classes of assets and shareholders' equity accounts are as follows:

     Current assets                                                  $  (16.1)
     Fixed assets                                                       (34.8)
     Intangible assets                                                  154.9
     Other long-term assets                                              (2.2)
     -------------------------------------------------------------------------
     Total assets                                                       101.8

     Current liabilities                                                 (9.4)
     Pension liability                                                   (7.3)
     -------------------------------------------------------------------------

     Common stock                                                    $   85.1
     -------------------------------------------------------------------------

     The results of operations of the acquired business have been included from the date of acquisition, resulting in a ten-week fiscal period to the Company's first fiscal year end.

3.   ACCOUNTING POLICIES

     These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles.

     a) Fiscal Year End

     The Company's fiscal year end was the last Sunday in April for Fiscal 2003 and Fiscal 2002. Normally this results in a fifty-two week year with four thirteen week quarters. For the ten-week period ended April 27, 2001, the fiscal year end was the last Friday in April.

     b) Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.

     c) Use of Estimates


     The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes and contingencies. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.


     d) Foreign Currency Translation

     Assets and liabilities of the Company's foreign operations are translated from foreign currencies into Canadian dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at average exchange rates for the period. The resulting unrealized gains or losses are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity until there is a reduction in the net investment in a foreign operation.

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

Consolidated Financial Statements - US GAAP                         Confidential

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

     Direct channels

     The Company sells products, including installation and related maintenance and support services, directly to customers. For product sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.

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

Consolidated Financial Statements - US GAAP                         Confidential

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

     h) Property and Equipment

     Capital assets are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

     i) Goodwill and Intangible Assets

     Intangible assets include patents, trademarks, acquired developed technology and customer base. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The carrying value of these assets is periodically reviewed by management for potential permanent impairment. The Company evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The Company has adopted SFAS 142 effective April 29, 2002. SFAS 142 requires goodwill and intangible assets with indefinite useful lives to be tested for impairment and written down when impaired, rather than being amortized as previous standards required. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. On adoption of the new rules, the Company evaluated existing intangible assets, including estimates of remaining lives, and has reclassified to goodwill the acquired workforce totaling $7.6 at April 28, 2002 previously classified as purchased intangible assets, and ceased its amortization. Prior to April 29, 2002, acquired workforce was amortized on a straight-line basis over two years. The Company completed the transitional and annual goodwill impairment tests, and determined that no impairment existed as of the date of adoption and as of the balance sheet date.

Consolidated Financial Statements - US GAAP                         Confidential

     This change in accounting policy was not applied retroactively and the amounts presented for the prior year have not been restated for this change. The following table presents the impact of this change on net loss and on basic and diluted loss per common share as if the policy had been applied retroactively to the beginning of Fiscal 2001:

                                                                 Year Ended        Ten Week Ended
                                                               April 28, 2002      April 27, 2001
     --------------------------------------------------------------------------------------------
     Net loss, as reported                                       $  (179.7)          $  (45.3)
     Add: Amortization of goodwill from continuing operations          9.9                2.6
     --------------------------------------------------------------------------------------------
     Adjusted net loss                                           $  (169.8)          $  (42.7)
     --------------------------------------------------------------------------------------------
     Reported basic and diluted loss per common share            $   (1.73)          $  (0.45)
     --------------------------------------------------------------------------------------------
     Adjusted basic and diluted loss per common share            $   (1.64)          $  (0.43)
     --------------------------------------------------------------------------------------------

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

     l) Research and Development

     Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.

     m) Defined Benefit Pension Plan

     Pension expense is actuarially determined using the projected benefit method prorated on service and management's best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The Company periodically assesses, and adjusts as necessary, the minimum pension liability recorded on the consolidated balance sheet to equal the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets.

     n) Stock-Based Compensation Plan

     The Company has a stock-based compensation plan described in note 19. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value

Consolidated Financial Statements - US GAAP                         Confidential

     based method of accounting and also applies variable plan accounting to such unvested grants. Had compensation cost for the Company's stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following assumptions:


                                                                                                  Ten Weeks
                                                                               Year Ended           Ended
                                                                         April 27,   April 28,     April 27,
                                                                           2003        2002          2001
     -------------------------------------------------------------------------------------------------------
     Net loss as reported                                               $  (109.2)  $  (179.7)    $   (45.3)
     Estimated additional stock-based compensation                           (3.3)       (2.9)         (0.4)
     -------------------------------------------------------------------------------------------------------
     Pro forma net loss                                                    (112.5)     (182.6)        (45.7)
     Stock-based dividend                                                    (0.1)       (3.9)            -
     Accreted interest on redeemable common shares (see note 16)             (1.7)       (1.1)            -
     -------------------------------------------------------------------------------------------------------
     Pro forma net loss available to common shareholders                   (114.3)  $  (187.6)        (45.7)
     -------------------------------------------------------------------------------------------------------

     Pro forma net loss per share - basic and diluted                   $   (1.01)  $   (1.76)    $   (0.46)
     -------------------------------------------------------------------------------------------------------

     Risk-free interest rate                                                 4.1%       5.00%         5.33%
     Dividends                                                                 0%          0%            0%
     Expected life of the options                                         5 years     5 years       5 years

     Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of employee stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.

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

     p) Other Comprehensive Income (Loss)

     Other comprehensive income (loss) is recorded directly to a separate section of shareholders' equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, and minimum pension liability adjustments.

     q) Advertising Costs

     The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded as part of selling, general and administrative expenses. The Company incurred $11.5, $13.2 and $3.1 in advertising costs during the years ended April 27, 2003, April 28, 2002 and the ten-week period ended April 27, 2001, respectively, recorded in selling, general and administrative expenses.

     r) Product Warranties

     The Company's products warranties generally range from one to five years. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents management's best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The
     Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

Consolidated Financial Statements - US GAAP                         Confidential

     s) Comparative Figures

     Certain of the 2002 and 2001 comparative figures have been reclassified to conform to the Fiscal 2003 presentation.

     t) Recent Accounting Pronouncements

     In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". The standard will require Mitel Networks to recognize costs associated with exit or disposal activities when they are incurred rather than when the Company commits to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of this statement had no material impact on its results of operations or financial position.

     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). This standard amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of SFAS 148 (see note 2(n)). If the Company elects to adopt the transitional provisions of SFAS 123 as amended by SFAS 148 in Fiscal 2004, the change in accounting principle may be reported either (i) prospectively to awards granted or modified after the beginning of the year of adoption, (ii) retroactively with restatement for awards granted or modified since February 16, 2001, or
     (iii) prospectively to awards granted or modified since February 16, 2001. The Company is still assessing its option to elect the amended transitional provisions of SFAS 123 and the adoption of SFAS 148 did not have any impact on the Company's financial position and results of operations.


     In  November  2002,  FASB  issued   Interpretation  No.  45,   "Guarantor's
     Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended April 27, 2003. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure and recognition provision of FIN 45 in its Fiscal 2003 financial statements (see note 14). The adoption of the recognition provision of FIN 45 had no impact on the Company's financial position, results of operations or cash flows.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarified the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of this standard had no impact on the Company's financial position, results of operations or cash flows.

     In April 2003, the FASB issued SFAS 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities", which clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 149 is generally effective for derivative instruments entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. It is expected the adoption of this standard will have no material impact on the Company's financial position, results of operations or cash flows.

     In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". For non-public entities, SFAS 150 is effective for fiscal years beginning after December 15, 2003. SFAS 150 establishes standards for the Company's classification of liabilities in the financial statements that have characteristics of both liabilities and equity. On adoption of this standard, the redeemable common shares currently classified between the liabilities section and the equity section of the Consolidated Balance Sheet will be reclassified within liabilities as "Shares Subject to Mandatory Redemption" and related accreted

Consolidated Financial Statements - US GAAP                         Confidential

     interest will be recorded as interest expense in the Consolidated Statement of Operations on a prospective basis with no restatement of prior periods presented.

4.   RELATED PARTY TRANSACTIONS

     Significant related party transactions with companies controlled by or related to the Principal Shareholder, not otherwise disclosed in the financial statements, include the following:

     Research and development

     Effective February 16, 2001, the Company entered into a research and development agreement with a company controlled by the Principal Shareholder (the "Funding Company"), under which the Company received funding to perform research and development until November 1, 2002, the date on which the two parties mutually agreed to terminate the agreement. During the term of the agreement, the Funding Company owned the intellectual property for the products developed and licensed certain of the intellectual property rights to the Company in exchange for royalties based on a percentage of sales of products developed under the programs. From March 27, 2001 until November 1, 2002, a wholly-owned subsidiary of the Company and the Funding Company were parties to a research and development cost-sharing agreement pursuant to which they agreed to share the costs of research and development and in exchange the Company obtained a license to additional intellectual property rights. In addition, the Company transferred to the Funding Company investment tax credits ("ITCs") earned on the research and development activity performed during the period of the research and development agreement.

     On November 1, 2002, the Company acquired the intellectual property from the Funding Company at a price of $12.5 that was satisfied by the issuance of 4,555,169 common shares from treasury with a fair value of $2.75 per share, which was based upon an independent valuation. As a result, the research and development agreement and the research and development cost-sharing agreement have been terminated. This transaction resulted in the settlement of the liability to issue common shares of $22.9 (April 28, 2002 - $15.6) classified in the due to related parties, an increase of $0.1 to the carrying value of intangible assets and an increase of $23.0 to the carrying value of common shares.

     During Fiscal 2003, the Company  received $6.9 (2002 - $10.3;  2001 - $2.1)
     of research and development funding from the Funding Company related to these agreements, which was recorded as part of due to related parties, and incurred royalty expenses of $0.5 (2002 - $0.3; 2001 - $0.6) payable to the Funding Company.

     Disposal of manufacturing operations

     On August 31, 2001, the Company sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to a company in which the Principal Shareholder holds a significant interest (the "Supplier") for total net consideration of $7.8 in the form of long-term promissory notes receivable of $8.4 and promissory notes payable of $0.6. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred, bore interest at LIBOR rate plus 1.5 percent and were repaid in February 2003. Interest income related to the promissory notes receivable amounted to $0.2 in Fiscal 2003 (2002 - $0.3; 2001 - $nil). The promissory notes payable bore interest at LIBOR rate plus 1.5 percent and were set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with the Supplier. Interest expense recorded in the current year in connection with these promissory notes payable was immaterial. The transaction resulted in a loss on disposal of $2.4 that was recorded in operating expenses of Fiscal 2002.

     In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby the Supplier will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement is six years (2002 - three years) and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, the Supplier is required to purchase the Company's raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2003, the Company purchased $178.4 (2002 - $127.4; 2001 - $nil) of products and services and sold $9.8 (2002 - $34.6; 2001 - $nil) of raw material inventory under this agreement. As at April 27, 2003, balances payable pursuant to this agreement amounted to $12.3 (April 28, 2002 - $18.3) and balances receivable pursuant to this agreement amounted to $2.0 (April 28, 2002 - $7.1).

Consolidated Financial Statements - US GAAP                         Confidential

     Under the terms of the supply agreement, the Company is required to purchase from the Supplier certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2003, manufacturing tools purchased from the Supplier amounted to $1.9 (2002 - $0.2; 2001 - $nil).

     On August 31, 2001, the Company also entered into service agreements with the Supplier to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to the Supplier were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2003, the Company provided services valued at $7.3 under these agreements (2002 - $9.3; 2001 - $nil) for which there was no receivable balance outstanding at April 27, 2003.

     Leased properties

     In March 2001, the Company entered into a lease agreement for its Ottawa-based headquarter facilities of 512,391 square feet with a company controlled by the Principal Shareholder, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

     On August 31, 2001, the Company entered into sublease agreements with the Supplier for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space by 4,026 square feet, bringing the total space subleased by the Company to 256,967 square feet. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and the Supplier.

     See note 14 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As at April 27, 2003, balances due to the company controlled by the Principal Shareholder and related to the lease agreement amounted to $0.8 (April 28, 2002 - $0.8).

     Financing

     During the fiscal years ended April 27, 2003 and April 28, 2002, the Company borrowed funds, from time to time, from a company controlled by the Principal Shareholder (the "Financing Affiliate") to finance its operations. At April 27, 2003, demand loans payable amounted to $42.3 (April 28, 2002 - $11.0) and bore interest at prime rate (currently at 5.0 percent). Interest expense incurred on these related party loans amounted to $1.0 in Fiscal 2003 (2002 - $1.9; 2001 - $nil). In connection with certain loans payable to the Financing Affiliate, the Company entered into an agreement with an unrelated third party (the "Investor") which owns an equity interest in the Supplier. Pursuant to the agreement, the Investor has the option to (i) exchange all or a portion of its equity interest in the Supplier for a corresponding portion of the Company's demand loan payable held by the Financing Affiliate, and (ii) convert the amount of the demand loan payable into securities of the Company offered in the first offering subsequent to February 27, 2003, other than an offering to employees or existing shareholders, at a price per share no greater than $1.50, the fair value of the Company's common shares on the date of the agreement. Unless terminated upon the consent of the parties, the agreement will terminate upon the earlier of (i) the completion of the exchange, and
     (ii) the closing of the offering. According to EITF 00-27, a contingent beneficial conversion feature may be triggered at the time of conversion if the conversion price per share is lower than the fair value of the Company's common shares of $1.50 on the commitment date (February 27, 2003).

     Other
     In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with a company (the "Partner Company") controlled by the Principal Shareholder to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its

Consolidated Financial Statements - US GAAP                         Confidential

     obligations. Both parties will share common costs incurred in the performance of joint activities. The Partner Company develops, manufactures and distributes broadband integrated technology solutions enabling businesses and service providers to deliver enhanced multimedia communication services. During Fiscal 2003, the Company purchased $3.7
     (2002 - $2.3; 2001 - $nil) in products and services from the Partner Company and had a balance payable of $0.2 recorded in the due to related parties pursuant to this agreement at April 27, 2003 (April 28, 2002 - $0.4).

     Other sales to, purchases from and net balances receivable from companies related to the Principal Shareholder and arising in the normal course of the Company's business amounted to $1.4, $0.7 and $0.4, respectively for the year ended April 27, 2003 (2002 - $0.3, $0.4 and $0.8, respectively; 2001 - $nil, $nil, $0.1, respectively). In addition, certain of the Company's directors and members of senior management purchased convertible debentures, described in note 17, in an aggregate amount of $0.4.

5.   SPECIAL CHARGES

     During Fiscal 2003, the Company executed restructuring programs to reduce its workforce across all functions. Accordingly, pre-tax special charges of $21.5, net of reversals of prior year's charges of $3.5, were recorded in Fiscal 2003. The components of the Fiscal 2003 charges included $21.0 of employee severance and benefits associated with 265 terminated employees throughout the world, $4.7 of non-cancelable lease costs related to excess facilities and $0.4 of loss on disposal of capital assets. Although these restructuring programs were completed at April 27, 2003, payments of the workforce reduction liabilities are expected to be completed in the second quarter of Fiscal 2003. The lease termination obligation will be reduced over the remaining term of the lease.

     During Fiscal 2002, the Company executed restructuring programs to reduce its sales, marketing, administrative and R&D workforce. In August 2001, the Network Access Solutions R&D program was cancelled based on the decision to exit non-core operations. Accordingly, pre-tax special charges of $11.7 related to these actions were recorded in Fiscal 2002. The workforce reduction costs included in the special charges related to severance and benefits associated with 278 terminated employees throughout the world. These restructuring programs were completed in the first quarter of Fiscal 2003. As a result of the workforce reduction, the Company recorded a loss on disposal of capital assets of $0.6.

     The following table summarizes details of the Company's special charges and related reserve during Fiscal 2003 and Fiscal 2002:

--------------------------------------------------------------------------------------------------------------------------
                                                                   Lease           Loss on
                                                  Workforce     Termination      Disposal of
     Description                                  Reduction      Obligation    Capital Assets   Legal costs      Total
--------------------------------------------------------------------------------------------------------------------------
     Balance of reverse as of April 27, 2001      $        --     $        --     $         --     $     --    $        --

     Fiscal 2002:
       Charges                                           10.5              --              0.6          0.6           11.7
       Cash payments                                     (7.2)                                         (0.4)          (7.6)
       Asset loss on disposal                              --              --             (0.6)          --           (0.6)
--------------------------------------------------------------------------------------------------------------------------
     Balance of reserve as of April 28, 2002              3.3              --               --          0.2            3.5
--------------------------------------------------------------------------------------------------------------------------
     Fiscal 2003:
       Charges                                           19.9             4.7              0.4           --           25.0
       Adjustments                                       (3.2)           (0.1)              --         (0.2)          (3.5)
       Cash payments                                    (18.7)           (0.7)              --           --          (19.4)
       Asset loss on disposal                              --              --             (0.4)          --           (0.4)
       Foreign currency impact                           (0.4)           (0.1)              --           --           (0.5)
--------------------------------------------------------------------------------------------------------------------------
     Balance of reserve as of April 27, 2003      $       0.9     $       3.8     $         --     $     --    $       4.7
--------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements - US GAAP                         Confidential

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

     Business segments

     The following table sets forth information by business segment:

                                                                                        Corporate
                                                          Solutions      Services       and Other       Total
     ------------------------------------------------------------------------------------------------------------
     Year ended April 27, 2003
       External revenue                                   $     254.1   $      289.0    $        --   $     543.1
       Inter-segment revenue                                     46.3             --          (46.3)           --
     ------------------------------------------------------------------------------------------------------------
       Total revenue                                            300.4          289.0          (46.3)        543.1
     ------------------------------------------------------------------------------------------------------------
       Goodwill                                                   4.5            3.1             --           7.6
     ------------------------------------------------------------------------------------------------------------
       Depreciation of property and equipment                     7.2            4.6            8.0          19.8
     ------------------------------------------------------------------------------------------------------------
       Segment operating income (loss)                          (73.4)          64.1             --          (9.3)
       Corporate and unallocated shared expenses                   --             --          (35.7)        (35.7)
       Stock-based compensation                                    --             --           (0.2)         (0.2)
       Special charges                                             --             --          (21.5)        (21.5)
       Amortization of intangible assets                           --             --          (45.4)        (45.4)
     ------------------------------------------------------------------------------------------------------------
       Operating income (loss)                            $     (73.4)  $       64.1    $    (102.8)  $    (112.1)
     ------------------------------------------------------------------------------------------------------------
     Year ended April 28, 2002
       External revenue                                   $     248.7   $      311.5    $        --   $     560.2
       Inter-segment revenue                                     51.4             --          (51.4)           --
     ------------------------------------------------------------------------------------------------------------
       Total revenue                                            300.1          311.5          (51.4)        560.2
     ------------------------------------------------------------------------------------------------------------
       Goodwill                                                   4.5            3.1             --           7.6
     ------------------------------------------------------------------------------------------------------------
       Depreciation of property and equipment                     8.0            4.6            8.1          20.7
     ------------------------------------------------------------------------------------------------------------
       Segment operating income (loss)                          (96.2)          54.2             --         (42.0)
       Corporate and unallocated shared expenses                   --             --          (49.3)        (49.3)
       Stock-based compensation                                    --             --           (0.2)         (0.2)

Consolidated Financial Statements - US GAAP                         Confidential


       Special charges                                             --             --          (11.7)        (11.7)
       Loss on sale of manufacturing operations                    --             --           (2.4)         (2.4)
       Amortization of intangible assets                           --             --          (68.6)        (68.6)
     ------------------------------------------------------------------------------------------------------------
       Operating income (loss)                            $     (96.2)  $       54.2    $    (132.2)  $    (174.2)
     ------------------------------------------------------------------------------------------------------------
     Ten week ended April 27, 2001
       External revenue                                   $      47.9   $       73.5    $        --   $     121.4
       Inter-segment revenue                                     14.8             --          (14.8)           --
     ------------------------------------------------------------------------------------------------------------
       Total revenue                                             62.7           73.5          (14.8)        121.4
     ------------------------------------------------------------------------------------------------------------
       Goodwill                                                   4.5            3.1             --           7.6
     ------------------------------------------------------------------------------------------------------------
       Depreciation of property and equipment                     2.4            0.4            2.0           4.8
     ------------------------------------------------------------------------------------------------------------
       Segment operating income (loss)                          (11.4)          12.5             --           1.1
       Corporate and unallocated shared expenses                   --             --          (11.2)        (11.2)
       In-process research and development                         --             --          (20.7)        (20.7)
       Amortization of intangible assets                           --             --          (12.9)        (12.9)
     ------------------------------------------------------------------------------------------------------------
       Operating income (loss)                            $     (11.4)  $       12.5    $     (44.8)  $     (43.7)
     ------------------------------------------------------------------------------------------------------------

     Product information

     The following table sets forth net sales for groups of similar products and services:

                                                                    Year Ended              Ten Weeks Ended
                                                         April 27, 2003   April 28, 2002    April 27, 2001
     ------------------------------------------------------------------------------------------------------
     Products:
      Communications platforms and desktop appliances       $   294.7       $   298.9           $   64.3
      Software applications                                      45.7            52.2                6.1
      OEM products                                               41.2            42.3               14.2
      Other (1)                                                  14.4            30.5                7.3
     ------------------------------------------------------------------------------------------------------
                                                                396.0           423.9               91.9
     ------------------------------------------------------------------------------------------------------
     Services:
      Maintenance and support                                   128.6           114.0               23.3
      Managed services                                           14.9            10.8                1.1
      Professional services                                       3.6            11.5                5.1
     ------------------------------------------------------------------------------------------------------
                                                                147.1           136.3               29.5
     ------------------------------------------------------------------------------------------------------

       Total                                                $   543.1       $   560.2           $  121.4
     ------------------------------------------------------------------------------------------------------

     (1) Other products include mainly Network Access Solutions products representing one percent, four percent and five percent of total revenue in Fiscal 2003, Fiscal 2002 and Fiscal 2001, respectively.

     Geographic information

     Revenues from external customers are attributed to geographic areas based on location of the customers. The following table sets forth external revenue by geographic areas:

                                         Year Ended              Ten Weeks Ended
                               April 27, 2003   April 28, 2002    April 27, 2001
     ---------------------------------------------------------------------------
     Canada                      $    38.7        $    35.8        $     8.4
     United States                   267.3            289.6             59.7
     United Kingdom                  194.3            196.5             44.1
     Other foreign countries          42.8             38.3              9.2
     ---------------------------------------------------------------------------
                                 $   543.1        $   560.2        $   121.4
     ---------------------------------------------------------------------------

Consolidated Financial Statements - US GAAP                         Confidential

     Geographic long-lived asset information is based on the physical location of the assets as at the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:


                                        Year Ended April 27, 2003                  Year Ended April 28, 2002
                                  --------------------------------------     ---------------------------------------
                                    Property                                   Property
                                      and                    Intangible          and                     Intangible
                                   Equipment     Goodwill      Assets          Equipment    Goodwill       Assets
     ---------------------------------------------------------------------------------------------------------------
     Canada                       $   15.7       $   4.7      $   1.8          $   22.0      $   4.7       $    6.5
     United States                     0.7           1.0           --               1.2          1.0           15.5
     United Kingdom                   19.8           1.9          0.1              18.4          1.9            7.2
     Barbados                           --            --          0.2                --           --           18.5
     Other foreign countries           0.6            --           --               0.5           --             --
     ---------------------------------------------------------------------------------------------------------------
                                  $   36.8       $   7.6      $   2.1          $   42.1      $   7.6       $   47.7
     ---------------------------------------------------------------------------------------------------------------

     Concentrations

     The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company's revenue for the years ended April 27, 2003 and April 28, 2002.

     As a result of the disposal of the  manufacturing  operations  described in note 4, the Supplier exclusively manufactures substantially all of the Company's Communications Solutions products at facilities located in Canada, the United States and the United Kingdom. The Company is not obligated to purchase products from the Supplier in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by the Supplier. In addition, the Company may be obligated to purchase certain excess inventory levels from the Supplier that could result from the Company's actual sales of product varying from forecast. As at April 27, 2003, there was no excess inventory level for which the Company was committed. The Company's supply agreement with the Supplier results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company's operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments. The Company is not aware of any other significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on the Company's financial position, results of operations or cash flows.

     7.   OTHER RECEIVABLES

     Included in other receivables is an amount of $10.9 (2002 - $11.6) for unbilled accounts and an amount of $1.2 (2002 - $nil) of restricted cash provided as collateral in connection with certain customer bid and performance related bonds.

8.   INVENTORIES

                                                    April 27,     April 28,
                                                      2003          2002
     -----------------------------------------------------------------------
     Raw materials                                   $   2.3     $  12.7
     Finished goods                                     48.9        56.6
     -----------------------------------------------------------------------
                                                     $  51.2     $  69.3
     -----------------------------------------------------------------------

Consolidated Financial Statements - US GAAP                         Confidential

     In connection with the disposal of its manufacturing operations, the Company recorded a lower of cost or market adjustment of its inventory in the amount of $2.1 in Fiscal 2002 to reduce the carrying value of its raw material inventory.

9.   PROPERTY AND EQUIPMENT

                                                        April 27,     April 28,
                                                          2003          2002
     ---------------------------------------------------------------------------
     Cost:
       Land                                            $     0.8     $      0.7
       Buildings                                             6.0            5.9
       Equipment                                            75.3           62.2
     ---------------------------------------------------------------------------
                                                            82.1           68.8
     ---------------------------------------------------------------------------
     Less accumulated depreciation:
       Buildings                                             0.2            0.1
       Equipment                                            45.1           22.3
     ---------------------------------------------------------------------------
                                                            45.3           22.4
     ---------------------------------------------------------------------------
                                                       $    36.8     $     46.4
     ---------------------------------------------------------------------------

     As at April 27, 2003, equipment included leased assets with cost of $4.0 (2002 - $3.3) and accumulated depreciation of $1.7 (2002 - $0.6) and equipment utilized in the provision of Managed Services (see note 3(e)) with cost of $16.9 (2002 - $12.2) and accumulated depreciation of $8.8 (2002 - $2.9). Depreciation expense recorded in Fiscal 2003 amounted to $19.8 (2002 - $20.7).

10.  GOODWILL, INTANGIBLE AND OTHER ASSETS

                                                        April 27,     April 28,
                                                          2003          2002
     ---------------------------------------------------------------------------

     Goodwill                                          $    20.1     $     20.1
     Less: Accumulated amortization                         12.5           12.5
     ---------------------------------------------------------------------------
     Net goodwill                                      $     7.6     $      7.6
     ---------------------------------------------------------------------------
     Intangible assets:
       Developed technology                            $     2.9     $     90.0
       Customer base                                          --           21.9
       Patents, trademarks and other                         3.4            2.9
     ---------------------------------------------------------------------------
                                                             6.3          114.8
     ---------------------------------------------------------------------------
     Less accumulated amortization:
       Developed technology                                  2.7           52.6
       Customer base                                          --           13.6
       Patents, trademarks and other                         1.5            0.9
     ---------------------------------------------------------------------------
                                                             4.2           67.1
     ---------------------------------------------------------------------------
     Net intangible and other assets                   $     2.1     $     47.7
     ---------------------------------------------------------------------------

     Effective April 29, 2002, the Company reclassified acquired workforce with net book value of $7.6 to goodwill in accordance with the new accounting pronouncement (see also note 3(i)). During Fiscal 2003, the Company removed from both the cost and accumulated depreciation amounts intangible assets with original cost of $109.0.

11.  BANK INDEBTEDNESS

     The Company has a 364 day revolving credit facility of $30.0 (or the equivalent amount in U.S. dollars) that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 2.5 percent or LIBOR or Bankers' Acceptances plus 3.5 percent and is secured by a general assignment of substantially all the Company's accounts receivable and a general security interest in the remaining assets of the Canadian parent company and its two U.S. wholly-owned subsidiaries. Upon receipt of net proceeds of at least $20.0 from an equity offering, interest rates on the facility will decrease to prime rate or U.S. base rate plus 1.5 percent or LIBOR or Bankers' Acceptances plus 2.5 percent. The credit facility matures on February 26, 2004 and contains certain restrictions and financial covenants. At April 27, 2003, the Company was not in compliance with certain financial covenants, however

Consolidated Financial Statements - US GAAP                         Confidential

     subsequent to year end, the bank has provided a waiver of these financial covenants under certain conditions, including the transfer of $5.0 to a cash collateral account until the maturity of the loan facility. At April 27, 2003, the Company had borrowed cash of $17.9 under this facility and $1.2 was committed under letter of credit arrangements.

     The Company's United Kingdom ("U.K.") subsidiary has a $9.5 ((pound)4.1) loan facility that is subject to a borrowing base. The facility bears interest at LIBOR plus 3.5 percent, which will decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least $20.0 from an equity offering. The principal amount of the loan is payable on March 4, 2004 and interest is payable quarterly starting in June 2003. The facility is secured by a general assignment of the Company's accounts receivable and a general security interest in the remaining assets of the Canadian parent company and its two U.S. wholly-owned subsidiaries. The loan facility contains certain restrictions and financial covenants. At April 27, 2003, the Company was not in compliance with certain financial covenants, however subsequent to year end, the bank has provided a waiver of these financial covenants under certain conditions, including the transfer of $1.6 ((pound)0.7) to a cash collateral account until the maturity of the loan facility. At April 27, 2003, the Company had borrowed the total amount available under this facility.

     The Company's U.K. subsidiary also has a $2.3 ((pound)1.0) overdraft facility and indemnity facilities totaling $5.3 ((pound)2.3) available for letters of credit and other guarantees. At April 27, 2003, $2.4 of the U.K. facilities was committed under letters of credit and other indemnities.

12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                       April 27,     April 28,
                                                         2003          2002
     ---------------------------------------------------------------------------
     Trade payables                                   $    19.5     $     15.6
     Employee-related payables                             13.3           13.6
     Other accrued liabilities                             35.6           44.5
     ---------------------------------------------------------------------------
                                                      $    68.4     $     73.7
     ---------------------------------------------------------------------------

13.  LONG-TERM DEBT

                                                                                  April 27,     April 28,
                                                                                    2003          2002
     ----------------------------------------------------------------------------------------------------
     Capital leases,  at interest rates varying from 9.1% to 11.4%,  payable in monthly installments, with maturity dates ranging from
     17 to 58 months, secured by the leased assets                                $   2.6       $   2.9

     Chattel  mortgage loan,  bearing  interest at 7.7%,  payable in monthly installments and due in October 2004, secured by certain
     United Kingdom equipment [(pound)2.6]                                            6.1           9.6

     Chattel  mortgage loan,  bearing  interest at 6.3%,  payable in monthly installments and due in April 2006, secured by certain
     United Kingdom equipment [(pound)0.8]                                            2.0             -

     Mortgage loan,  bearing  interest at 7.4% until December 2006,  with an option to  continue  using the fixed rate or select a variable  rate at
     LIBOR  plus 1.75%  thereafter,  payable in  quarterly  installments  of
     (pound)0.3 with the balance due in December 2011,
     secured by the United Kingdom real estate properties [(pound)6.9]               15.9          16.9
     ----------------------------------------------------------------------------------------------------
                                                                                     26.6          29.4
     Less: current portion                                                            7.1           5.8
     ----------------------------------------------------------------------------------------------------
                                                                                  $  19.5       $  23.6
     ----------------------------------------------------------------------------------------------------

     Pursuant to the terms of the building mortgage agreement, the Company's U.K. subsidiary must comply with certain financial covenants. At April 27, 2003, the subsidiary was in compliance with these financial covenants.

     Interest expense related to long-term debt, including obligations under capital leases, was $2.2 in Fiscal 2003 (2002 - $0.9; 2001 - $nil). Future minimum lease payments under capital leases total $3.0 of which $1.3, $1.2, $0.2, $0.2 and $0.1 relate to fiscal years 2004 to 2008, respectively. Interest costs of $0.3 are included in the total future lease

Consolidated Financial Statements - US GAAP                         Confidential

     payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2004 - $6.0; 2005 - $4.2; 2006 - $2.2; 2007 - $1.9; 2008
     and beyond - $9.7.

14.  COMMITMENTS AND GUARANTEES

     Operating leases

     The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see note 4). Rental expense and income on operating leases were as follows:

                                                                    Ten Weeks
                                         Year Ended                   Ended
                               April 27, 2003   April 28, 2002    April 27, 2001
     ---------------------------------------------------------------------------

     Rental expense
       Arms-length                $  15.3         $   15.6           $   3.1
       Related party                  9.2              9.6               1.0
     ---------------------------------------------------------------------------
       Total                      $  24.5         $   25.2           $   4.1
     ---------------------------------------------------------------------------
     Rental income
       Arms-length                $   1.8         $    1.7           $   0.2
       Related party                  5.7              4.1                --
     ---------------------------------------------------------------------------
       Total                      $   7.5         $    5.8           $   0.2
     ---------------------------------------------------------------------------

     Future operating minimum lease payments and future sublease income are as follows:

                      Future Lease Payments             Future Lease Income
                  -------------------------------  -----------------------------
     Fiscal year   Arms-length    Related Party     Arms-length    Related Party
     ---------------------------------------------------------------------------
     2004            $  11.4        $   9.4          $   1.7         $   5.5
     2005                8.5            9.4              1.7             5.5
     2006                5.0            9.4              1.6             5.5
     2007                2.6            9.4              0.2             3.4
     2008                2.1            9.4              0.2             2.4
     Thereafter         14.4           28.1              1.3            22.0
     ---------------------------------------------------------------------------
     Total           $  44.0        $  75.1          $   6.7         $  44.3
     ---------------------------------------------------------------------------

     Capital expenditures

     As at April 27, 2003, capital expenditure commitments to the Supplier amounted to $0.7 (2002 - $0.7).

     Guarantees

     The Company has the following major types of guarantees that are subject to the disclosure requirements of FIN 45:

Consolidated Financial Statements - US GAAP                         Confidential

     Product warranties:

     The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

                                                                    Year Ended
                                                                  April 27, 2003
                                                                  --------------
     Balance, beginning of year                                      $   3.0
     Warranty costs incurred                                            (1.0)
     Warranties issued                                                   0.5
     Changes to accruals related to pre-existing warranties              0.3
     ------------------------------------------------------------------------
     Balance, end of year                                            $   2.8
     ------------------------------------------------------------------------

     Intellectual property indemnification obligations:

     The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.

     Bid and performance related bonds:

     The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term.
     Potential payments due under these may be related to the Company's performance and/or the Company's resellers' performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company's resellers. At April 27, 2003, the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience of management's best estimate, was immaterial. At April 27, 2003, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.5.

15.  CONTINGENCIES

     The Company is a defendant in a small number of claims or potential claims that have arisen in the normal course of its business. In the opinion of the Company's management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

16.  REDEEMABLE COMMON SHARES

     Pursuant to a subscription agreement dated August 31, 2001 (the "Commencement Date") entered into with an unrelated private corporation (the "Investor"), the Company issued 4,000,000 common shares for cash consideration of $16.0. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, including (i) the Company's failure to complete an initial public offering of its common shares ("IPO") on or before the fifth anniversary of the subscription agreement; (ii) a change in the Principal Shareholder's status as an officer or director of the Company prior to an IPO; (iii) the disposal by the Principal Shareholder of more than twenty-five percent of his investment in the Company to an unrelated party prior to an IPO, or
     (iv) the disposal by the Principal Shareholder of any common shares held in the Company at a price below $4.00 per share prior to an IPO, the Investor has the right (the "Put Right") to require the Company to redeem all or part of its common shares at a price of $4.00 per share plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. Accordingly, the common shares, including an aggregate amount

Consolidated Financial Statements - US GAAP                         Confidential

     of $1.9 (April 28, 2002 - $0.8) accreted for accrued interest since the Commencement Date, were recorded in the mezzanine section of the April 27, 2003 Consolidated Balance Sheet. The accreted interest was recorded as an increase to accumulated deficit as at April 27, 2003.

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

     In connection with the subscription agreement described above, the original shareholders agreement dated February 16, 2001 previously entered into by the Company, Systems and Zarlink, was amended on August 31, 2001. Pursuant to the amended and restated shareholders agreement, within thirty days following the failure by the Company to complete an IPO of its common shares on or prior to the fifth anniversary of the date of the amended and restated shareholders agreement, Zarlink has the right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of $2.85 per share. Accordingly, the common shares held by Zarlink with an original carrying value of $25.9 were reclassified in the mezzanine section of the April 27, 2003 Consolidated Balance Sheet as redeemable common shares. In addition, an amount of $0.9 (April 28, 2002 - $0.3) accreted for the excess of the redemption amount over the original carrying value was recorded as at April 27, 2003. The accreted amount was recorded as an increase in accumulated deficit as at April 27, 2003.

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

17.  CONVERTIBLE DEBENTURES

                                                           Year Ended
                                                 April 27, 2003   April 28, 2002
     ---------------------------------------------------------------------------
     Convertible debentures issued in the year      $  10.1          $   --
     Plus: accrued interest                             0.4              --
     ---------------------------------------------------------------------------
     Convertible debentures - end of year           $  10.5          $   --
     ---------------------------------------------------------------------------

     On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $10.1. The term of the convertible debentures ends on July 27, 2003. The debentures provide for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. At April 27, 2003, total accrued interest amounting to $0.4 was recorded as part of the carrying amount of the convertible debentures. The principal amount of the debentures, together with accrued interest outstanding under the debentures is subject to mandatory conversion, and will automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company are issued occurs during the term, at an equivalent price per share, or (ii) if no such financing occurs during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of $3.00 per share and the price per share determined by an independent valuation.

     At the time the convertible debentures were issued, the most favorable conversion price ($3.00) was at least equal to the fair value of the Company's common shares. According to EITF 00-27, a contingent beneficial conversion feature may be triggered at the time of conversion if the conversion price per share is lower than the fair value of the Company's common shares of $2.75 on the commitment date (August 16, 2002), which is based on an independent valuation.

Consolidated Financial Statements - US GAAP                         Confidential

18.  WARRANTS

     The Company, in conjunction with the Partner Company and the Funding Company, has signed an agreement for funding from the Canadian Government for up to $60.0 of the Funding Company's, the Partner Company's and the Company's research and development activities over a three year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada for the zero dollar purchase of common shares, with the warrants to be issued as of September 30 in each of 2002, 2003 and 2004, and valued in accordance with fair market value. The warrants have no expiry date. The following table outlines the carrying value of warrants:


                                                              As at
                                                 April 27, 2003   April 28, 2002
     ---------------------------------------------------------------------------
     Government funding received -
       warrants issued                            $  17.0            $    --
     Government funding received -
       no warrants issued                             7.8                 --
     Accrued government funding receivable -
       no warrants issued                             2.3                 --
     ---------------------------------------------------------------------------
     Total                                        $  27.1            $    --
     ---------------------------------------------------------------------------

     The Company issued warrants to acquire 6,182,588 common shares related to $17.0 of the cash received. The number of warrants issued was calculated based on a fair value of $2.75 per share, as determined by an independent valuation. Warrants related to the remaining $10.1 of government funding receivable and received in the year will be issued in September 2003 according to the terms of the agreement.

19.  SHARE CAPITAL

     The Company's authorized capital stock consists of an unlimited number of common shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors.

     During Fiscal 2003, the Company issued 10,487 shares (2002 - 62,709 shares; 2001 - nil) for total consideration of $0.1 (2002 - $0.3; 2001 - $nil) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.

     Equity offerings

     On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $22.5, of which $13.2 was received in cash and $9.3 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of each offering. As at April 27, 2003, outstanding employee share purchase loans receivable, in the amount of $1.1 (2002 - $3.7), were recorded against shareholders' equity.

     Employee Share Purchase Plan

     In May 2001, the Company and its shareholders approved an Employee Stock Purchase Plan ("ESPP") allowing U.S. employees to purchase common shares of the Company through a single lump sum payment and/or payroll deductions. Of the 6,000,000 common shares authorized under the ESPP, 3,000,000 common shares were available for purchase at $4.00 (U.S. $2.58) per share during a first offering period that started on May 14, 2001 and ended April 28, 2002. As at April 28, 2002, employees purchased 645,032 common shares under the plan for total cash consideration of $2.6. The existing plan expired on April 30, 2003 with no additional offerings made under a second and final optional period.

Consolidated Financial Statements - US GAAP                         Confidential

Stock Option Plan

     In March 2001, the Company's shareholders approved the Mitel Networks Corporation Employee Stock Option Plan applicable to the Company's employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are generally granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 27, 2003 were 8,962,846 (2002 - 8,126,701; 2001 - 10,735,850) shares. Following is a summary of the Company's stock option activity and related information:


                                     Year Ended April 27, 2003     Year Ended April 28, 2002    Ten Weeks Ended April 27, 2001
                                     --------------------------    --------------------------    -----------------------------
                                                    Weighted                     Weighted
                                                    Average                      Average                         Weighted
                                      Number of     Exercise       Number of     Exercise         Number of       Average
                                       Options       Price          Options        Price           Options    Exercise Price
     -------------------------------------------------------------------------------------------------------------------------
     Outstanding options:
     Balance, beginning of period    16,873,299     $     3.60     14,264,150      $    3.50              --      $        --
     Granted                           1,406,900    $     2.82      4,357,778      $    3.90      14,359,250      $      3.50
     Exercised                            (3,695)   $     3.76         (3,562)     $    3.50              --      $        --
     Forfeited                        (1,774,572)   $     3.67     (1,745,067)     $    3.58         (95,100)     $      3.50
     Expired                            (464,778)   $     3.61             --      $      --              --      $        --
     -------------------------------------------------------------------------------------------------------------------------
     Balance, end of period           16,037,154    $     3.52     16,873,299      $    3.60      14,264,150      $      3.50
     -------------------------------------------------------------------------------------------------------------------------
     Weighted  average  fair value
     price of options  granted
     during the year
     using the minimum value
     option pricing model                           $     0.60                     $    1.60                      $      0.82
     -------------------------------------------------------------------------------------------------------------------------

     A summary of options outstanding at April 27, 2003 is as follows:

                                 Total Outstanding                         Total Exercisable
                          --------------------------------         -------------------------------
                                         Weighted Average                         Weighted Average
                          Number of         Remaining              Number of         Remaining
     Exercise Price        Options       Contractual Life           Options       Contractual Life
     ---------------------------------------------------------------------------------------------
           $2.75            1,312,825       4.4 years                       --              --
           $3.50           12,121,364       2.9 years                6,130,607       2.9 years
           $4.00            2,602,965       3.4 years                  657,033       3.4 years
     ---------------------------------------------------------------------------------------------
                           16,037,154                                6,787,640
     ---------------------------------------------------------------------------------------------

     Earnings (loss) per share

     The following table sets forth the computation of basic and diluted loss per share:


                                                                                                  Ten Weeks
                                                                        Year Ended                  Ended
                                                            April 27, 2003     April 28, 2002   April 27, 2001
     ---------------------------------------------------------------------------------------------------------
     Net loss, as reported                                   $     (109.2)      $    (179.7)      $    (45.3)
     Stock-based dividend                                            (0.1)             (3.9)              --
     Accreted  interest on redeemable common shares (see
      note 16)                                                       (1.7)             (1.1)              --
     ---------------------------------------------------------------------------------------------------------
     Net loss available to common shareholders               $     (111.0)      $    (184.7)      $    (45.3)
     ---------------------------------------------------------------------------------------------------------
     Weighted average number of shares outstanding            113,109,751       106,848,314      100,000,000
     ---------------------------------------------------------------------------------------------------------
     Loss per common share - basic and diluted               $      (0.98)      $     (1.73)      $    (0.45)
     ---------------------------------------------------------------------------------------------------------

Consolidated Financial Statements - US GAAP                         Confidential

     As a result of the net losses for each of the following fiscal periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

                                                                       Year Ended              Ten Weeks Ended
     (number of shares)                                      April 27, 2003    April 28, 2002   April 27, 2001
     ---------------------------------------------------------------------------------------------------------
     Stock options                                                     --         1,744,242               --
     Warrants                                                   5,254,920                --               --
     Convertible debentures                                     4,885,389                --               --
     Shares issuable to the Funding Company (see note 4)               --         2,917,796        1,019,269
     ---------------------------------------------------------------------------------------------------------
     Total                                                     10,140,309         4,662,038        1,019,269
     ---------------------------------------------------------------------------------------------------------

     Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For Fiscal 2003, 15,538,533 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2002 - 3,242,762 stock options; 2001 - 14,264,150 stock options).

     Stock-based compensation

     In Fiscal 2002, the Company applied the intrinsic value based method to record stock compensation expense of $0.1 as part of selling, general and administrative expense in connection with 174,072 stock options granted to employees in May 2001 at an exercise price per share of $3.50 when the fair value of the underlying common shares, based on third party cash transactions during similar time periods, was $4.00 per share. For all other stock options granted to employees in the periods disclosed, the exercise price of each stock option granted was equal to the fair value of the underlying common share at the date of grant.

     During Fiscal 2003, the Company granted 30,000 (2002 - 320,749; 2001 - nil) stock options at an exercise price of $2.75 (2002 - $3.50 and $4.00) per share to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of the disposal of the manufacturing operations and other outsourcing actions. The fair market value of these stock options has been determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as at April 28, 2002 ($4.00). The following assumptions were used: five-year life, interest rate of 5 percent, volatility of 100 percent and no dividends. Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date, as the amount equal to the change in fair value of the stock options. Deferred stock compensation of an immaterial balance (2002 - $1.0) was recorded and is being amortized over the vesting period of four years from the date of grant, with $0.2 (2002 - $0.1; 2001 - $nil) amortized into selling, general and administrative expense for the year ended April 27, 2003. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

     In addition,  during Fiscal 2003, there were 20,000 (2002 - 1,358,421; 2001
     - nil) stock options granted to employees of the Supplier and other companies controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $0.1 (2002 - $3.9; 2001 - $nil) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder. The following assumptions were used in Fiscal 2003: five-year life, interest rate of 4.1 percent, volatility of 156 percent and no dividends (Fiscal 2002 - five-year life, interest rate of 5 percent, volatility of 100 percent and no dividends).

Consolidated Financial Statements - US GAAP                         Confidential

20.  OTHER INCOME (EXPENSE), NET

                                                                                              Ten Weeks
                                                                   Year Ended                   Ended
                                                         April 27, 2003   April 28, 2002    April 27, 2001
     -----------------------------------------------------------------------------------------------------
     Foreign exchange gains (losses), net                   $   4.5          $  (1.2)          $  (0.8)
     Interest income                                            0.6              0.6               0.3
     -----------------------------------------------------------------------------------------------------
                                                            $   5.1          $  (0.6)          $  (0.5)
     -----------------------------------------------------------------------------------------------------

21.  INCOME TAXES

     Details of income taxes were as follows:

                                                                                              Ten Weeks
                                                                   Year Ended                   Ended
                                                         April 27, 2003   April 28, 2002    April 27, 2001
     -----------------------------------------------------------------------------------------------------
     Loss before income taxes:
     Canadian                                              $   (13.5)       $   (75.7)        $  (31.0)
     Foreign                                                  (100.0)          (103.8)           (13.4)
     -----------------------------------------------------------------------------------------------------
                                                           $  (113.5)       $  (179.5)        $  (44.4)
     -----------------------------------------------------------------------------------------------------
     Income tax recovery (expense):
     Current
       Canadian                                            $      --        $      --         $   (0.4)
       Foreign                                                   4.3             (0.2)            (0.5)
     -----------------------------------------------------------------------------------------------------
                                                           $     4.3             (0.2)        $   (0.9)
     -----------------------------------------------------------------------------------------------------

     The income tax recovery (expense) reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

     Expected tax rate                                           38%           41%         38%
     --------------------------------------------------------------------------------------------
     Expected tax benefit                                     $   43.1     $   73.3     $   16.9
     Foreign tax rate differences                                (26.6)       (34.6)        (5.8)
     Tax effect of losses and temporary differences not
       recognized                                                (22.1)       (33.8)        (6.2)
     Tax effect from the recognition of previously
       unrecognized losses                                          --          5.2          8.7
     Corporate minimum taxes                                        --           --         (0.5)
     Permanent differences                                         5.6        (10.3)       (13.6)
     Tax  refunds  and other  adjustments  related to prior
       years                                                       4.3           --         (0.4)
     --------------------------------------------------------------------------------------------
     Income tax recovery (expense)                            $    4.3     $   (0.2)    $   (0.9)
     --------------------------------------------------------------------------------------------

Consolidated Financial Statements - US GAAP                         Confidential

     The tax effect of components of the deferred tax assets and liabilities are as follows:

                                                          April 27,    April 28,
                                                            2003         2002
     ---------------------------------------------------------------------------
     Assets:
       Net operating loss carryforwards                    $   57.8    $  51.3
       Allowance for doubtful accounts                          2.7        2.9
       Inventory                                                1.6        2.2
       Restructuring and other accrued liabilities              8.4       10.0
       Pension                                                 10.7        3.2
       Research and development costs                            --        5.1
       Lease obligations and long-term debt                     1.4        1.1
       Property and equipment                                   2.8         --
       Intangible and other assets                             14.9        5.1
       Other                                                    0.3        0.1
     ---------------------------------------------------------------------------
      Total deferred tax assets                               100.6       81.0
     ---------------------------------------------------------------------------
     Liabilities:
       Property and equipment                                     --      (1.3)
     ---------------------------------------------------------------------------
      Total deferred tax liabilities                              --      (1.3)
     ---------------------------------------------------------------------------
     Total gross deferred tax assets net of total
        deferred tax liabilities                              100.6       79.7
     Valuation allowance                                     (100.6)     (79.7)
     ---------------------------------------------------------------------------
     Total deferred tax assets                             $     --    $    --
     ---------------------------------------------------------------------------

     A valuation allowance has been established due to uncertainty regarding the realization of the future benefit of the deferred tax assets.

     As at April 27, 2003, the Company and its subsidiaries had tax loss carryforwards of approximately $315.5 (2002 - $264.3) available to reduce future years' income for tax purposes. These tax loss carryforwards relate to operations in Canada, United States, United Kingdom, Italy, Hong Kong and Barbados and expire as follows: 2005 - $15.5; 2006 - $0.9; 2007 - $5.5;
     2008 - $50.2; 2009 to 2019 - $243.4. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.

     As at April 27, 2003, the Company had a Canadian ITC carryforward balance of approximately $3.9 which may offset future federal income taxes payable. The ITCs expire in 2013.

     The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings. For the year ended April 27, 2003, the loss before income taxes attributable to all foreign operations was $100.0 (2002 - loss of $103.8).

22.  ACQUISITION

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

Consolidated Financial Statements - US GAAP                         Confidential

     Net assets acquired, at approximate fair value:

     Capital assets                                                    $  0.5
     Developed technology                                                 2.9
     -------------------------------------------------------------------------
                                                                          3.4
     Liabilities                                                         (0.2)
     -------------------------------------------------------------------------
     Total net assets                                                  $  3.2
     -------------------------------------------------------------------------
     Total consideration                                               $  3.2
     -------------------------------------------------------------------------

     Pro forma financial information for the acquisition as if the business had been acquired at the beginning of the year is not presented due to the insignificant impact on the Company's results of operations.

23.  PENSION PLANS

     The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees and the Company's U.K. subsidiary also maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as at August 1, 2000 and has been updated to March 31, 2003.

     In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

     In Fiscal 2003, the decline in global capital markets and interest rates had a negative impact on the Company's defined benefit pension plan assets and obligations. As a result, the Company was required to adjust the minimum pension liability, representing the amount by which the accumulated benefit obligation less the fair value of the plan assets was greater than the liability previously recognized in the consolidated balance sheet. The after-tax effect of this adjustment was to increase the pension liability and increase accumulated comprehensive loss by $25.4, respectively. Because this adjustment was non-cash, its effect has been excluded from the accompanying consolidated statement of cash flows.

         The Company's net benefit plan expense was as follows:


                                                                                         Ten Weeks
                                                              Year Ended                   Ended
                                                   April 27, 2003    April 28, 2002   April 27, 2001
     -----------------------------------------------------------------------------------------------
     Current service cost - defined contribution       $   2.6           $   4.9          $   1.1
     Current service cost - defined benefit                3.4               2.6              1.5
     Interest cost                                         6.4               4.3              1.3
     Expected return on plan assets                       (6.4)             (4.1)            (1.5)
     Expected return on plan assets                        0.2                --               --
     -----------------------------------------------------------------------------------------------
     Net pension plan expense                          $   6.2           $   7.7          $   2.4
     -----------------------------------------------------------------------------------------------

Consolidated Financial Statements - US GAAP                         Confidential

     United Kingdom Defined Benefit Pension Plan

     The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

                                                                              April 27,       April 28,
                                                                                 2003           2002
     --------------------------------------------------------------------------------------------------
     Change in accrued pension benefits:
       Benefit obligation at beginning of year                               $      97.3    $      95.0
       Service cost                                                                  2.4            2.2
       Interest cost                                                                 6.4            4.3
       Plan participants' contributions                                              2.6            2.2
       Actuarial (gain) loss                                                        17.0           (3.1)
       Benefits paid                                                                (0.7)          (5.8)
       Foreign exchange                                                              0.8            2.5
     --------------------------------------------------------------------------------------------------
       Benefit obligation at end of year                                           125.8           97.3
     --------------------------------------------------------------------------------------------------
     Change in plan assets:
       Fair value of plan assets at beginning of year                               81.2           83.3
       Actual return on plan assets                                                (20.5)          (4.0)
       Employer contributions                                                        3.6            3.4
       Employee contributions                                                        2.6            2.2
       Benefits paid                                                                (0.7)          (5.8)
       Foreign exchange                                                              1.8            2.1
     --------------------------------------------------------------------------------------------------
       Fair value of plan assets at end of year                                     68.0           81.2
     --------------------------------------------------------------------------------------------------
     Unfunded status                                                               (57.8)         (16.1)
     Unrecognized net actuarial loss                                                22.0            5.8
     --------------------------------------------------------------------------------------------------
     Net pension benefit liability                                           $     (35.8)   $     (10.3)
     --------------------------------------------------------------------------------------------------

     The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

                                                       April 27,       April 28,
                                                          2003           2002
     ---------------------------------------------------------------------------
     Discount rate                                        5.5%           6.25%
     Compensation increase rate                           2.5%           3.25%
     Investment returns assumption                        7.5%           7.25%
     Average remaining service life of employees        25 years       25 years

24.  FINANCIAL INSTRUMENTS

     Fair value

     The Company's financial instruments include cash and cash equivalents, accounts receivable, long-term receivables, accounts payable, long-term debt, convertible debentures, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, accounts receivable, accounts payable and convertible debentures, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $nil and $0.5 classified as other current assets and accounts payable and accrued liabilities, respectively, as at April 27, 2003 (April 28, 2002 - $0.2 and $0.1, respectively). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value with the following exceptions:

Consolidated Financial Statements - US GAAP                         Confidential

                                  April 27, 2003            April 28, 2002
                               ------------------        -------------------
                               Carrying      Fair        Carrying       Fair
                                Amount      Value         Amount       Value
     ---------------------------------------------------------------------------

     Long-term receivables     $     1.0    $    1.3      $    10.9   $    10.8
     Long-term debt            $   (26.6)   $  (28.4)     $   (29.4)  $   (30.7)

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

     Interest rate risk

     The Company has credit facilities with interest rates subject to fluctuations in the prime rate or the LIBOR / Bankers' Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

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

     The Company's foreign exchange contracts mature within one month. For the year ended April 27, 2003, other expense, net included a net unrealized gain of $0.5 (2002 - loss of $0.1; 2001 - $nil) for changes in the fair value of foreign exchange contracts. As of April 27, 2003, the Company had outstanding foreign exchange contracts requiring (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of $22.6 (2002
     - $25.3), (ii) to exchange Canadian dollars for U.S. dollars with a notional amount of $nil (2002 - U.S.$4.4), (iii)to exchange U.S. dollars for Canadian dollars with a notional amount of $13.0 (2002 - $nil) and (iv) to exchange Euro dollars and U.S. dollars for British Pounds with aggregate notional amounts of (pound)7.6 (2002 - (pound)3.4).

     Non-derivative and off-balance sheet instruments

     Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. At April 27, 2003 and at April 28, 2002, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $3.6 as of April 27, 2003 (April 28, 2002 - $1.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was immaterial as of April 27, 2003 (April 28, 2002 - immaterial).

Consolidated Financial Statements - US GAAP                         Confidential

25.  SUPPLEMENTARY CASH FLOW INFORMATION

                                                                             Year Ended               Ten Weeks Ended
                                                                  April 27, 2003     April 28, 2002   April 27, 2001
     ----------------------------------------------------------------------------------------------------------------
     Change in non-cash operating assets and liabilities:
       Accounts receivable                                          $    8.8           $   (6.8)         $  (10.9)
       Other receivables                                                (1.6)               6.7              (1.8)
       Inventories                                                      (2.1)             (12.7)              2.1
       Prepaid expenses                                                  3.5               (2.5)             (0.9)
       Long-term receivables                                             1.7                0.7               0.3
       Accounts payable and accrued liabilities                         (0.9)             (28.3)               5.6
       Deferred revenue                                                (10.2)               9.3               2.0
       Due from related parties                                         (0.5)                --                --
       Due to related parties                                            7.7               23.4                --
       Income and other taxes payable                                    1.8               (3.9)              2.3
     ----------------------------------------------------------------------------------------------------------------
                                                                    $    8.2           $  (14.1)         $   (1.3)
     ----------------------------------------------------------------------------------------------------------------
     Interest payments                                              $    4.3           $    2.8          $    0.1
     ----------------------------------------------------------------------------------------------------------------
     Income tax payments                                            $     --           $    3.1          $     --
     ----------------------------------------------------------------------------------------------------------------

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

                                      INDEX

Auditors' Report                                                            F-37


Combined Statement of Revenues and Direct Expenses for the
Forty-six Week Period Ended February 16, 2001                               F-38


Notes to the Combined Statement of Revenues and Direct Expenses             F-39

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



                                                /s/ ERNST & YOUNG LLP
                                                --------------------------------
Ottawa, Canada                                  ERNST & YOUNG LLP
August 2, 2002                                  Chartered Accountants

          COMMUNICATIONS SYSTEMS DIVISION OF ZARLINK SEMICONDUCTOR INC.
               COMBINED STATEMENT OF REVENUES AND DIRECT EXPENSES
              For the Forty-six Week Period Ended February 16, 2001
                        (in millions of Canadian dollars)

--------------------------------------------------------------------------------
 Revenues
   Products                                                           $   403.7
   Services                                                               111.3
 -------------------------------------------------------------------------------
                                                                          515.0
 -------------------------------------------------------------------------------

 Cost of sales
   Products                                                               240.5
   Services                                                                50.5
 -------------------------------------------------------------------------------
                                                                          291.0
 -------------------------------------------------------------------------------

 Gross margin                                                             224.0
 -------------------------------------------------------------------------------

 Other direct expenses:
   Selling, general and administrative                                    202.2
   Research and development                                                74.2
   Special charges                                                         14.8
   Amortization of acquired intangibles                                     2.7
 -------------------------------------------------------------------------------
                                                                          293.9
 -------------------------------------------------------------------------------

 Operating loss before allocated corporate expenses                   $   (69.9)
 -------------------------------------------------------------------------------

              (See accompanying notes to the combined statement of
                         revenues and direct expenses)

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

     Cash Management and Working Capital

     Zarlink  used   centralized  cash  and  foreign  currency  risk  management strategies with no allocation of cash flows or cash balances to its business segments. As a result, a statement of cash flows of the Division for the forty-six week period ended February 16, 2001 is not presented. Similarly, Zarlink managed certain working capital items and the majority of its long-term capital assets and liabilities on a legal entity basis with no allocation of these items to its business segments. Accordingly, the combined statement of revenues and direct expenses excludes any foreign exchange gain or loss and interest expense arising from the revaluation by Zarlink of its working capital items denominated in currencies other than the functional currency of the reporting entity.

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

     Business segments

     The following table sets forth information by business segment for the forty-six week period ended February 16, 2001:

                                                          Solutions      Services         Other         Total
     ---------------------------------------------------------------------------------------------------------
       External revenue                                   $  244.7       $  270.3       $     --      $  515.0
       Inter-segment revenue                                  54.9             --          (54.9)           --
     ---------------------------------------------------------------------------------------------------------
       Total revenue                                      $  299.6       $  270.3       $  (54.9)     $  515.0
     ---------------------------------------------------------------------------------------------------------
       Depreciation of capital assets (including
         assets under capital lease)                      $   12.0       $    2.9       $    6.6      $   21.5
     ---------------------------------------------------------------------------------------------------------
       Segment operating income (loss)                    $  (32.4)      $   25.4       $     --      $   (7.0)
       Corporate and unallocated shared expenses                --             --          (45.4)        (45.4)
       Special charges                                          --             --          (14.8)        (14.8)
       Amortization of acquired intangibles                     --             --           (2.7)         (2.7)
     ---------------------------------------------------------------------------------------------------------
       Operating income (loss)                            $  (32.4)      $   25.4       $  (62.9)     $  (69.9)
     ---------------------------------------------------------------------------------------------------------

     Product information

     The following table sets forth net sales for groups of similar products and services for the forty-six week period ended February 16, 2001:

     ---------------------------------------------------------------------------
     Products:
      Communications platforms and desktop appliances                  $   275.6
      OEM products                                                          63.6
      Software applications                                                 28.0
      Other (1)                                                             36.5
     ---------------------------------------------------------------------------
                                                                           403.7
     ---------------------------------------------------------------------------
     Services:
      Maintenance, support and training                                    102.7
      Professional services                                                  4.9
      Managed services                                                       3.7
     ---------------------------------------------------------------------------
                                                                           111.3
     ---------------------------------------------------------------------------
     Total                                                             $   515.0
     ---------------------------------------------------------------------------

(1)  Other  products   include  mainly   Network   Access   Solutions   products
     representing 7 percent of total revenue.

     Geographic information

     Revenues from external customers are attributed to geographic areas based on location of the customers. The following table sets forth revenue by geographic areas for the forty-six week period ended February 16, 2001:

     ---------------------------------------------------------------------------
     Canada                                                              $  33.5
     United States                                                         248.5
     United Kingdom                                                        186.2
     Other foreign countries                                                46.8
     ---------------------------------------------------------------------------
     Total                                                               $ 515.0
     ---------------------------------------------------------------------------

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

     The Division's net benefit plan expense for the forty-six week period ended February 16, 2001 was as follows:

     ---------------------------------------------------------------------------
     Current service cost - defined contribution                        $  4.5
     Current service cost - defined benefit                                4.9
     Interest cost                                                         4.7
     Expected return on plan assets                                       (5.6)
     ---------------------------------------------------------------------------
     Net pension plan expense                                           $  8.5
     ---------------------------------------------------------------------------

                                   SCHEDULE II
                        VALUATION OF QUALIFYING ACCOUNTS
                              AS AT APRIL 27, 2003
                        (in millions of Canadian dollars)

                                          Additions
                                    ----------------------
                        Balance,                Charged to              Balance,
                      Beginning of  Charged to    other                  End of
Description             Period       expenses    accounts   Deductions   Period
--------------------------------------------------------------------------------
Allowance for
  doubtful accounts

Fiscal 2001             $ 4.0        $ 0.3        $  --      $ (0.2)     $ 4.1
Fiscal 2002               4.1          2.7           --        (0.5)       6.3
Fiscal 2003               6.3          0.6           --        (3.0)       3.9