Form 20-F
MITEL NETWORKS CORP
filed 2004-08-31
CIK 1170534

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 25, 2004

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

Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 111,688,279 common shares, 20,000,000 Class A Convertible Preferred Shares, Series 1, and 67,249,944 Class B Convertible Preferred Shares, Series 1, as of July 27, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_| Item 18 |X|

Basis of Presentation

The financial results of Mitel Networks Corporation (“Mitel Networks” or “the Company”) contained in this Form 20-F are reported in United States dollars and have been prepared in compliance with accounting principles generally accepted in the United States of America for the purposes of this annual report. Mitel Networks has mailed separately to its shareholders audited consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada and reported in Canadian dollars. In this annual report, all dollar amounts are expressed in United States dollars except where otherwise indicated.

Forward Looking Information

Certain statements in this annual report constitute “forward-looking statements.” Mitel Networks has based these forward-looking statements on its current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to future revenues, expenses and profitability, the future development and expected growth of Mitel Networks’ business and the communications industry, Mitel Networks’ ability to successfully execute its business model and business strategy, projected capital expenditures, and trends in government regulation.

Forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, carefully consider the risks outlined under Item 3. Key Information — Risk Factors.

Although Mitel Networks believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Mitel Networks does not promise to update forward-looking information to reflect actual results or changes in assumptions.

- i -

TABLE OF CONTENTS

PART I	1

Item 1. Identity of Directors, Senior Management and Advisors	1

Item 2. Offer Statistics and Expected Timetable	1

Item 3. Key Information	1

A. Selected Financial Data	1
B. Capitalization and Indebtedness	3
C. Reasons for the offer and use of proceeds	3
D. Risk Factors	3

Item 4. Information on Mitel Networks	13

A. History and Development of Mitel Networks	13
B. Business Overview	15
C. Organizational Structure	25
D. Property, Plants and Equipment	26

Item 5. Operating and Financial Review and Prospects	27

A. Operating Results	33
B. Liquidity and Capital Resources	43
C. Research and Development, Patents and Licenses, etc	47
D. Trend Information	47
E. Off-balance sheet arrangements	48
F. Tabular disclosure of contractual obligations	50

Item 6. Directors, Senior Management and Employees	51

A. Directors and Senior Management	51
B. Compensation	57
C. Board Practices	60
D. Employees	61
E. Share Ownership	61

Item 7. Major Shareholders and Related Party Transactions	63

A. Major Shareholders	63
B. Related Party Transactions	65
C. Interests of Experts and Counsel	68

Item 8. Financial Information	69

A. Consolidated Statements and Other Financial Information	69
B. Significant Changes	69

Item 9. The Offer and Listing	69

A. Offer and Listing Details	69

B. Plan of distribution	70
C. Markets	70
D. Selling shareholders	70
E. Dilution	70
F. Expenses of the issue	70

Item 10. Additional Information	71

A. Share Capital	71
B. Memorandum and Articles of Incorporation	71
C. Material Contracts	76
D. Exchange Controls	87
E. Taxation	87
F. Dividends and Paying Agents	91
G. Statement by Experts	91
H. Documents on Display	92
I. Subsidiary Information	92

Item 11. Quantitative and Qualitative Disclosures About Market Risk	92

Item 12. Description of Securities Other than Equity Securities	94

PART II	94

Item 13. Defaults, Dividend Arrearages and Delinquencies	94

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	94

Item 15. Controls and Procedures	94

Item 16. [Reserved]	94

Item 16A. Audit Committee Financial Expert	94
Item 16B. Code of Ethics	95
Item 16C. Principal Accountant Fees and Services	95
Item 16D. Exemptions from the Listing Standards for Audit Committees	96
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
96

PART III	96

Item 17. Financial Statements	96

Item 18. Financial Statements	96

Item 19. Exhibits	97

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information derived from (a) Mitel Networks’ unaudited carve-out consolidated statements of operations of the communications systems business, which is referred to in this annual report as the Predecessor Business, of Mitel Corporation, now known as Zarlink Semiconductor Inc. (“Zarlink”), for the fiscal year ended March 31, 2000 (b) the unaudited carve-out combined statement of revenues and direct expenses of the Predecessor Business for the forty-six week period ended February 16, 2001, (c) the unaudited consolidated financial statements of Mitel Networks as of, and for the ten week period ended April 27, 2001, and (d) the audited consolidated financial statements of Mitel Networks as of and for the fiscal years ended April 28, 2002, April 27, 2003, and April 25, 2004. The selected financial information may not be indicative of Mitel Networks’ future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA
(in millions of U.S. dollars, except per share data)

	Mitel Networks				Predecessor Business
	Years Ended			Ten Weeks Ended April 27, 2001	Forty-six Weeks Ended	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002		Feb. 16, 2001	March 31, 2000
Revenues	$ 340.7	$ 352.2	$ 358.0	$ 78.3	$ 349.9	$539.4
Cost of revenues	202.9	225.4	215.5	41.6	194.3	263.9

Gross margin	137.8	126.8	142.5	36.7	149.6	275.5

Research and development	36.2	41.2	59.1	12.9	49.5	52.9
Selling, general and administrative
	111.4	114.9	141.9	30.2	135.0	158.7
Purchased in-process research and development
	—	—	—	13.5	—	—
Special charges	11.7	13.7	7.4	—	9.9	—
Loss on disposal of business	0.6	—	1.5	—	—	—
Amortization of acquired intangibles
	0.2	29.1	43.8	8.2	1.9	15.7

Operating income (loss)	(22.3)	(72.1)	(111.2)	(28.1)	(46.7)	48.2
Other expense, net	(8.0)	(0.9)	(3.4)	(0.4)	N/A	N/A
Income tax (expense) recovery	(0.3)	2.9	(0.1)	(0.6)	N/A	N/A

Net loss	$ (30.6)	$ (70.1)	$(114.7)	$ (29.1)	$ N/A	$ N/A

Net loss per share:
Basic and diluted	$ (0.26)	$ (0.63)	$ (1.10)	$ (0.29)	$ N/A	$ N/A

Weighted average number of common shares outstanding (in millions)	127.8	113.1	106.8	100.0	N/A	N/A

BALANCE SHEET DATA (in millions of U.S. dollars)	As at April 25, 2004	As at April 27, 2003	As at April 28, 2002
Cash and cash equivalents	$ 26.7	$ 22.3	$ 3.6
Other current assets	115.0	120.6	132.4
Property and equipment	20.3	25.3	29.7
Other assets	7.4	7.3	42.4

Total assets	$ 169.4	$ 175.5	$ 208.1

Current liabilities	$ 103.2	$ 135.8	$ 138.9
Other liabilities	69.5	47.7	21.7
Redeemable shares	51.3	29.0	27.9
Capital stock	184.8	183.4	167.5
Other capital accounts	7.7	(2.2)	(0.9)
Accumulated deficit	(247.1)	(218.2)	(147.0)

Total liabilities and shareholders’ equity
	$ 169.4	$ 175.5	$ 208.1

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

Investment in Mitel Networks’ common shares should be regarded as highly speculative and is suitable only for those investors who are able to sustain a total loss of their investment. The risk factors set forth below and elsewhere in this annual report are not intended to be an exhaustive list of the general or specific risks involved, but identify certain risks that are now foreseen by Mitel Networks. Investors should carefully consider all information contained in this annual report, and should give particular consideration to the following risk factors when evaluating Mitel Networks and its business. Additional risks and uncertainties that are not yet identified or that Mitel Networks currently considers to be immaterial may also materially adversely affect Mitel Networks’ business and financial condition in the future. Any of the following risks could materially adversely affect Mitel Networks’ business, results of operations or financial condition and could result in a complete loss of an investment in Mitel Networks.

Mitel Networks has incurred net losses from operations since its inception and may not be profitable in the future.

Mitel Networks has generated revenues and has incurred net losses from operations since its inception. The future success of Mitel Networks in building its revenue and market share for its products is dependent upon the ability of Mitel Networks to continue to attract orders, develop products that have a competitive advantage, and manage its manufacturing and assembly costs, including the costs of those products supplied by BreconRidge Manufacturing Solutions Corporation and its subsidiaries (collectively, “BreconRidge”). The high technology industry is characterized by long and variable delays between expenses incurred for research and development (“R&D”), and sales and marketing and the generation of revenues, if any, from such expenditures. There can be no assurance that Mitel Networks will be able to grow its revenues and market share or that there will not be changes that will require unanticipated expenditure of Mitel Networks’ capital resources. Finally, there can be no assurance that Mitel Networks will be able to achieve profitability or that, if achieved, such profitability can be sustained.

In the past Mitel Networks’ revenues from operations have not been sufficient to cover its operating expenses and, while Mitel Networks believes that its expected cash flow from operations and other existing cash resources should be sufficient to satisfy cash requirements of Mitel Networks in the coming year, Mitel Networks cannot make any assurance that it will not require additional equity or debt financing in the future.

In previous years Mitel Networks’ revenues from operations were not sufficient to cover its operating expenses. While Mitel Networks believes that its expected cash flow from operations and other existing cash resources should be sufficient to satisfy Mitel Networks’ cash requirements in the coming year, there is no assurance that Mitel Networks will not require additional equity or debt financing in the future. Failure to generate the expected level of cash flow from operations, loss of existing financing or inability to renew Mitel Networks’ revolving credit facilities could result in the delay or abandonment of some or all of Mitel Networks’ business plans, the sale of assets, or the undertaking of other measures which could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations. In addition, due to the current general economic and industry environment, and Mitel Networks’ current credit condition, an increased portion of Mitel Networks’ cash and cash equivalents may be restricted as cash collateral for credit facilities or for customer bid and performance bonds. There can be no assurance that Mitel Networks will be able to obtain on satisfactory terms, or at all, any additional financing required to compete successfully. Any such financing, if obtained, may involve the issuance of further equity at prices which may dilute an investor’s interest in Mitel Networks. Failure to obtain such financing could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations. In addition, certain holders of common shares and preferred shares have anti-dilution protection and redemption rights under certain circumstances, which could be triggered by any such additional financing.

The significant number of outstanding preferred shares and warrants could adversely affect the market value of Mitel Networks’ common shares as well the ability of Mitel Networks to complete any future equity financing.

As of April 25, 2004, Mitel Networks had outstanding:

•	20,000,000 Class A Convertible Preferred Shares, Series 1 (the “Series A Shares”) and 67,060,988 Class B Convertible Preferred Shares, Series 1 (the “Series B Shares”) which are convertible into common shares (on a one-for one basis and, in certain circumstances on a greater than one-for-one basis) of the Company at the option of the holders and upon certain triggering events (please refer to Item 10.B for a discussion of the conversion privileges of the Series A Shares and Series B Shares);

•	Stock options to acquire 4,482,264 common shares at exercise prices ranging from $1.47 to $2.94 (CDN$2.00 to CDN$4.00) per share; and

•	Warrants to acquire up to an additional 18,986,968 common shares with exercise prices ranging from $nil to $0.92 (CDN$nil to CDN$1.25) per share.

In addition, Mitel Networks has issued to the lead investor in its April 2004 financing, a Series 2 Warrant to acquire certain additional common shares upon the occurrence of certain events, such number of common shares to be determined in accordance with the formula set forth in the Series 2 Warrant.

The issuance of Mitel Networks’ common shares upon the conversion of these preferred shares or the exercise of these warrants or stock options will likely occur at a time when the conversion or exercise price is below the market value of Mitel Networks’ common shares. Therefore, the conversion or exercise of these securities will likely have a dilutive effect on the market value of Mitel Networks’ common shares. The conversion or exercise of these securities will also result in Mitel Networks having more common shares outstanding, which would have a dilutive effect on its earnings per share. Furthermore, the significant number of preferred shares, warrants and stock options as well as the terms of these securities could materially impair Mitel Networks’ future ability to raise capital through an offering of equity securities.

The exercise of put rights by certain shareholders would have a material adverse effect on Mitel Networks.

The holders of 10,000,000 common shares, 16,000,000 Series B Shares, and 20,000,000 Series A Shares have the right pursuant to the Shareholders Agreement (discussed in further detail in Items 5.F and 10.C of this annual report) to require Mitel Networks to purchase all or any portion of such shares if Mitel Networks has not completed an initial public offering by September 1, 2006. The exercise of these put rights would have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

If Mitel Networks is unable to comply with the financial covenants contained in its credit facilities, it will be, in the absence of waivers, adversely affected in its ability to access these credit facilities.

Mitel Networks’ credit facility contains a financial covenant requiring quarterly minimum levels of earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted for other non-cash income and non-cash expenses. During certain periods in the past, Mitel Networks has not been in compliance with this financial covenant. Although Mitel Networks expects to be in compliance with the quarterly minimum levels of EBITDA during Fiscal 2005, there is no assurance that this will be the case. In the event of non-compliance by Mitel Networks with future quarterly minimum levels of EBITDA, Mitel Networks would seek waivers of such non-compliance from the lender. Failure to obtain a waiver of non-compliance from the lender could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Mitel Networks’ trade receivables securitization facility, entered into on April 16, 2004, contains certain amortization events, the occurrence of which would result in the commencement of amortization of the trade receivables securitization facility. In the event an amortization event was to occur, no future trade receivables would be eligible for sale under the facility. If Mitel Networks were unable to obtain a waiver of the amortization event, the inability to sell future trade receivables pursuant to the trade receivable securitization facility could have a material adverse effect on Mitel Networks’ liquidity and financial condition.

The quarterly and annual revenues and operating results of Mitel Networks have fluctuated historically and are highly variable. Therefore, the results of one period may not provide a reliable indicator of Mitel Networks’ future performance.

The quarterly and annual revenues and operating results of Mitel Networks have fluctuated historically depending upon, among other factors, the timing of executed contracts and purchase orders. Accordingly, Mitel Networks’ operating results in a particular period are highly variable, difficult to predict and may not meet the expectations of investors. Factors which may cause Mitel Networks’ financial results to fluctuate significantly from period to period include, but are not limited to: the fact that each individual order or contract can represent substantial dollars of revenue; many of Mitel Networks’ products may require significant capital expenditures by the customer; the size, timing and shipment of individual orders; changes in pricing by Mitel Networks or its competitors; discount levels; foreign currency exchange rates; the mix of products sold; the timing of the announcement, introduction and delivery of new products and/or product enhancements by Mitel Networks and its competitors; and general economic conditions. As a result of the foregoing factors, a quarter-to-quarter or a year-to-year comparison of Mitel Networks’ results of operations is not necessarily meaningful. Investors should not rely upon the results of one period as an indication of Mitel Networks’ future performance.

Mitel Networks’ success is dependent on its intellectual property. The inability of, or any failure by, Mitel Networks to protect its intellectual property could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Mitel Networks’ success depends on the intellectual property in the products and services that it develops and sells. See Item 4.B “Business Overview — Intellectual Property” for further details concerning Mitel Networks’ intellectual property. Mitel Networks relies upon a combination of copyright, patent, trade secrets, trademarks, confidentiality procedures and contractual provisions to protect its proprietary technology. There can be no assurance that Mitel Networks’ present protective measures will be enforceable or adequate to prevent misappropriation of its technology or independent third-party development of the same or similar technology. Many foreign jurisdictions offer less protection of intellectual property rights than Canada or the United States, and there can be no assurance that the protection provided to Mitel Networks’ proprietary technology by the laws of Canada or the United States or foreign jurisdictions will be sufficient to protect such technology. Preventing the unauthorized use of such proprietary technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of such proprietary technology may be difficult, time-consuming and costly. In addition, litigation may be necessary in the future to enforce Mitel Networks’ intellectual property rights, to protect Mitel Networks’ trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial cost and diversion of management resources, and a successful claim against Mitel Networks could effectively block Mitel Networks’ ability to use or license its technology in the United States or abroad or otherwise have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Mitel Networks has been and may in the future be notified of claims that the products and services offered and sold by Mitel Networks are subject to patents or proprietary rights of third parties. Any such claim, whether or not it has merit, has been and would be time consuming to evaluate and defend, and could result in litigation, increased costs, potential shipment delays and stoppages, or lengthy and complex license negotiations.

Mitel Networks has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These undertakings generally require Mitel Networks to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents Mitel Networks from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, Mitel Networks has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

As is common in the industry, Mitel Networks has in the past been, and may in the future be, notified of claims that the products or services offered and sold by Mitel Networks are subject to patents or other proprietary rights of third parties. For example, certain claims have been asserted against end users and demands for the payment of licensing fees have been made or end users have otherwise been threatened with litigation over claims of alleged infringement. Mitel Networks generally agrees to indemnify and defend such customers to the extent a claim for infringement is brought against its customers with respect to Mitel Networks’ products although Mitel Networks’ contracts lay out the specific instances where it will respond as well as its defenses. In the event that a Mitel Networks product becomes the subject of litigation, a customer could attempt to invoke Mitel Networks’ indemnity obligations under the applicable agreement. As with most sales contracts with suppliers of computerized equipment, Mitel Networks’ contractual indemnity obligations are generally limited to the products and services provided by Mitel Networks, and generally require the customer to allow Mitel Networks to have control over any litigation and settlement negotiations with the patent holder.

There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against Mitel Networks or its customers. Any such claim, whether or not it has merit, would be time consuming to evaluate and defend, and could result in increased costs, potential shipment delays and stoppages, or lengthy and complex license negotiations. While Mitel Networks is currently not defending itself against any material intellectual property lawsuit (e.g. for direct, contributory or inducing infringement whether solely Mitel Networks’ technology or in combination with other technology), there can be no assurance that such will not arise against it or its customers or that current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, will result in Mitel Networks obtaining or renewing a license on satisfactory terms or at all. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors and thus future disputes with these parties are possible. In the event an intellectual property dispute is not settled through a license, or any existing license is not renewed, litigation could result. Any litigation relating to intellectual property rights, whether or not determined in Mitel Networks’ favor or settled by it, would at a minimum be costly and would divert the attention and efforts of management and technical personnel. An adverse determination in such litigation or proceeding could prevent Mitel Networks from making, using or selling certain of its products and subject Mitel Networks to damage assessments, all of which could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

All of Mitel Networks’ products are manufactured by a third party and Mitel Networks has concentrated supply arrangements for certain product components. Elimination or disruption of one or more of these arrangements could adversely affect the timing of product shipments.

In August 2001, Mitel Networks and certain of its subsidiaries signed a supply agreement with BreconRidge, which at the time was controlled by Dr. Terence H. Matthews (“Dr. Matthews”), pursuant to which BreconRidge provides required manufacturing for Mitel Networks and such subsidiaries. Subject to certain exceptions, the supply agreement is now exclusive until December 31, 2007 with respect to current products and new product introductions. There are risks inherent in outsourcing key aspects of any business including: loss of key personnel, loss of proprietary know-how, limited ability to control the manufacturing process, costs, and quality, dependence on the third party manufacturers and component suppliers and their related proprietary technology. While Mitel Networks believes that alternative sources of manufacturing would be available if these arrangements were to cease, disruption of its manufacturing could create a temporary, adverse effect on product shipments. Mitel Networks has concentrated arrangements for the supply of certain product components used in the manufacture of Mitel Networks’ products. Although Mitel Networks believes that alternative sources of supply would be available for these product components, the elimination of one or more of these arrangements could create a temporary adverse effect on the timing of product shipments. There can be no assurance that the arrangements between Mitel Networks and BreconRidge, or any other supplier from which Mitel Networks obtains technology, products or components will achieve Mitel Networks’ business objectives.

Certain of Mitel Networks’ products contain third party software applications and components. Mitel Networks’ dependence on third party suppliers to provide these software applications and components could adversely affect its ability to develop and deliver its products on a timely and reliable basis.

Mitel Networks’ business may be harmed by a delay in delivery of software applications or components from one or more of its third party suppliers. In addition, most of Mitel Networks’ supply agreements can be terminated by the suppliers under various circumstances and are generally non-exclusive, which means that the suppliers may develop relationships with, and supply similar or the same software applications and components to, competitors. In the event that software application or component suppliers terminate their relationships with Mitel Networks or are unable to fill Mitel Networks’ orders on a timely basis, Mitel Networks may be unable to deliver its products to meet customers’ orders if it is unable to develop alternative or additional supply sources, which could have a material adverse effect on its business, financial condition and results of operations.

The failure of Mitel Networks to achieve and sustain market acceptance of its products and technologies in broader industry segments or to develop new customers could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Certain of Mitel Networks’ products (such as IP Telephony) represent alternatives to traditional designs (such as TDM). As a result, such products may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of the efficiency and reliability of Mitel Networks’ technology. In addition, revenues from the sale of traditional Mitel Networks

TDM based products may decline faster than the adoption and sale of IP Telephony products, which could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations. Mitel Networks believes that, to a significant extent, its growth prospects depend on the continuing acceptance by a broader group of customers and by broader industry segments of its new products and technologies. The failure of Mitel Networks to obtain and sustain acceptance of its products and technologies in broader industry segments or to develop new customers could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Mitel Networks’ loss of key personnel could have a material adverse effect on Mitel Networks’ operations and business prospects.

The success of Mitel Networks is dependent upon the services of a number of the members of its senior management and software and engineering staff, as well as the expertise of its directors. The loss of one or more of these individuals could have a material adverse effect on Mitel Networks’ operations and business prospects. In addition Mitel Networks’ success will also depend on its ability to attract and retain additional highly qualified management and technical personnel. For instance: (a) Mitel Networks faces competition for qualified personnel, many of whom are often subject to competing employment offers; (b) a portion of Mitel Networks’ compensation to its key employees is in the form of stock option grants and as a consequence, a depression in Mitel Networks’ share price or the continued lack of a public market for such shares could make it difficult for Mitel Networks to retain employees and recruit additional qualified personnel; and (c) recent economic conditions have made it necessary for Mitel Networks to implement certain cost saving initiatives that have a direct effect on employees. Mitel Networks currently does not maintain corporate life insurance policies on the lives of its directors or key employees.

The occurrence of design defects, errors, failures or bugs in Mitel Networks’ products could result in damage to Mitel Networks’ reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel Networks’ products, and adversely affect Mitel Networks’ ability to attract new customers or retain existing customers.

Mitel Networks’ products are highly complex and, from time to time, may contain certain defects that are difficult to detect and correct. Errors, failures or bugs may be found in Mitel Networks’ products after shipment to customers. If errors are discovered, Mitel Networks may not be able to correct such errors in a timely manner or at all. The occurrence of errors and product failures could result in damage to Mitel Networks’ reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel Networks’ products, and adversely affect Mitel Networks’ ability to attract new customers or retain existing customers. Efforts to correct such errors and failures in Mitel Networks’ products could require significant expenditure of capital and resources by Mitel Networks and may not be successful. The sale and support of such products may entail the risk of product liability claims. In addition, the failure of Mitel Networks’ products to perform to published specifications could give rise to warranty claims. Mitel Networks’ insurance may not cover or its coverage may be insufficient to cover any such claims successfully asserted against Mitel Networks or its contracted suppliers and manufacturers, including BreconRidge, and therefore the consequences of such errors, failures and claims could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

There are significant restrictions on the resale of Mitel Networks’ securities and there can be no assurance as to when such restrictions will cease to apply, if ever.

There is presently no market through which Mitel Networks’ securities may be sold or resold. Mitel Networks’ securities are not listed for trading on any stock exchange and there is no guarantee that any such listing will be completed in the future. Mitel Networks’ securities have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any of the states of the United States, the securities laws of Canada or any province thereof, or the securities laws of any other jurisdiction. All of Mitel Networks’ outstanding securities as of July 27, 2004 are “restricted securities” as defined under the rules of the Securities Act, which securities may not be transferred to a U.S. person except pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act. Canadian provincial securities laws also restrict the transfer of securities of Mitel Networks, unless an exemption from the prospectus requirements is available in respect of such transfer, at least until the time Mitel Networks becomes a reporting issuer in a province of Canada. In addition, Mitel Networks’ articles currently contain restrictions on the transfer of shares of the capital stock of the Company (see Item 10.B of this annual report for a more detailed description of these transfer restrictions). Investors may be unable to liquidate an investment in Mitel Networks’ securities, whether or not a listing is subsequently effected. An investor should not purchase securities in Mitel Networks unless such investor is able to endure lack of liquidity and/or withstand a total loss of his or her investment.

Mitel Networks’ competitive position may be affected by fluctuations in exchange rates and its current currency hedging strategy may not be sufficient to counter such fluctuations.

A significant portion of the business of Mitel Networks is conducted in currencies other than the Canadian dollar. Due to the substantial volatility of currency exchange rates, Mitel Networks cannot predict the effect of exchange rate fluctuations upon future sales. Mitel Networks uses financial instruments, principally forward exchange contracts, in its management of foreign currency exposures. These contracts primarily require Mitel Networks to purchase and sell certain foreign currencies with or for Canadian dollars at contractual rates. It is Mitel Networks’ practice to monitor the financial standing of the counterparties to these financial instruments, which include several major financial institutions, and limit the amount of exposure to any one institution. Mitel Networks may be exposed to a credit loss in the event of nonperformance by the counterparties of these contracts. Additionally, Mitel Networks’ operations could be adversely affected if it is unable to guard against currency fluctuations in the future. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

The failure of Mitel Networks’ products to keep pace with rapidly changing technology and evolving industry standards could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

The markets for Mitel Networks’ products are competitive and characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Mitel Networks has invested and intends to continue to invest in the development of products. There is no assurance that such products will be accepted in the face of competing products and changing customer requirements.

Mitel Networks may not be able to compete effectively in the highly competitive high technology industry.

Mitel Networks’ competitors include large corporations with greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales and other resources than those of Mitel Networks. There can also be no assurance that Mitel Networks’ competitors will not develop technological innovations of their own that will successfully compete against or render Mitel Networks’ products obsolete.

There are risks inherent in Mitel Networks’ international operations which may have a material adverse effect on its business, financial condition and results of operations.

Mitel Networks sales from markets outside of Canada represent a significant portion of total sales. Certain risks are inherent in all international operations, including exposure to currency exchange rate fluctuations, political and economic conditions, unexpected changes in regulatory requirements, exposure to different legal standards, particularly with respect to intellectual property, future import and export restrictions, difficulties in staffing and managing operations, difficulties in collecting receivables and potentially adverse tax consequences. Sales in higher risk markets such as Eastern Europe, the Middle East, Asia, Latin America and Africa constitute less than 10% of Mitel Networks’ sales. Mitel Networks is more susceptible in those areas to political instability, local currency devaluation, higher interest rates and increased governmental control of the economy than a company that limits its operations to North America. There can be no assurance that any or all of these factors resulting from international operations will not have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

It may be difficult to enforce a judgment of a United States court against Mitel Networks.

Mitel Networks is a business corporation established pursuant to the federal laws of Canada. Mitel Networks’ headquarters are located in Ottawa, Ontario, Canada, and it maintains limited assets in the United States. In addition, most of Mitel Networks’ officers, and all members of its board of directors are residents of countries other than the United States. As a result, it may be difficult or impossible to effect service of process within the United States on, or to enforce in the United States any judgments of courts of the United States against, Mitel Networks, its officers and directors, including those in relation to actions pursuant to United States federal securities laws. In addition, a Canadian court may not permit an investor to bring an original action in Canada or to enforce in Canada a judgment of a United States court based upon civil liability provisions of United States federal securities laws.

The failure of Mitel Networks to modify its products to comply with new regulatory requirements, or to obtain or maintain the necessary regulatory approvals for its products could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

The sale of Mitel Networks’ products is affected by governmental regulatory policies, the imposition of tariffs and taxation of communications services. These policies and activities are under continuous review and are subject to change. Regulations may prohibit sales of products that fail to comply with these regulations, increase industry costs of R&D or otherwise subject Mitel Networks to liability with respect to the sale of its products until Mitel Networks makes appropriate modifications. Likewise, potential changes to current regulatory framework may cause competitive harm to Mitel Networks. There can be no assurance that Mitel Networks will be successful in modifying its products, or in obtaining or maintaining the necessary regulatory approvals for its products, and its failure to do so could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Adverse changes to the industry, overall economic conditions and governmental policies could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

There can be no assurance that the current taxation policy, and other government policies and provisions applicable to the high technology industry, will not be adversely changed in the future. The possibility of renewed terrorist activity, and its consequent effect on the global economy, remain as constant threats. Military activity in the Middle East or elsewhere may also contribute to continued political and economic uncertainty. The occurrence of any of such events could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Mitel Networks is exposed to risks inherent in its defined benefit pension plan which may have a material adverse effect on its business, cash flow requirements, financial condition and results of operations.

Mitel Networks currently maintains a defined benefit pension plan in the United Kingdom. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from the assumptions, additional contributions by Mitel Networks may be required. The equity markets can be, and recently have been, very volatile, and therefore Mitel Networks’ estimates of future contribution requirements can change significantly in a short period of time. Similarly, changes in interest rates can impact contribution requirements. In a low interest rate environment, the likelihood of required contributions in the future increases. Any future requirements to make significant contributions to fund the defined benefit plan could have material adverse effects on Mitel Networks’ business, cash flows requirements, financial condition and results of operations.

Mitel Networks’ inability to effectively manage significant growth in the number of its employees or the scope of its operations could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

Should Mitel Networks experience a need for significant growth in the number of its employees and the scope of its operations, it may place a significant strain on Mitel Networks’ management and operations, particularly with respect to:

•	Broadening its management team;

•	Attracting and retaining skilled employees;

•	Developing and managing a larger, more complex international organization;

•	Expanding Mitel Networks’ treasury and accounting functions and information systems to meet the demands imposed by Mitel Networks’ growth; and

•	Strengthening Mitel Networks’ financial and management controls in a manner appropriate for a larger enterprise.

Item 4. Information on Mitel Networks

A. History and Development of Mitel Networks

The registered name of Mitel Networks is Mitel Networks Corporation. Mitel Networks was incorporated in Canada on January 12, 2001, pursuant to the Canada Business Corporations Act. Mitel Networks is not a reporting issuer as such term is defined in the Securities Act (Ontario) or the securities laws of any other province of Canada. Mitel Networks’ registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Telephone: (613) 592-2122, Facsimile: (613) 592-4784.

Mitel Networks was formed by Zarlink in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions dated February 16, 2001 and March 27, 2001, which are collectively referred to in this annual report as the “Acquisition Transactions”, Mitel Networks acquired the “Mitel” name and substantially all of the assets and subsidiaries of the communications systems division of Zarlink, other than Canadian real estate and most intellectual property assets. As a consequence of the Acquisition Transactions, Dr. Matthews became the indirect owner of 90% of the shares of Mitel Networks and Zarlink retained the remaining 10% at the time. See Item 4.C of this annual report for the current ownership structure of the Company.

Significant developments during the year ended April 25, 2004:

Mitel Networks and its subsidiaries, Mitel Networks, Inc. and Mitel Networks Solutions, Inc. (collectively, the “Mitel Group”), entered into a Receivable Purchase Agreement (the “RPA”)

with The Canada Trust Company (the “Purchaser”) and the securitization agent named therein with an effective date of April 16, 2004, whereby certain qualifying non-interest bearing trade receivables in Canada and the United States may be purchased from each of the Mitel Group by the Purchaser and transferred to a securitization trust. At April 25, 2004 no trade receivables had been sold by the Mitel Group to the Purchaser pursuant to this agreement.

On April 23, 2004, Mitel Networks completed an equity financing transaction (the “Financing”), pursuant to which, and in accordance with the terms and conditions of the Class A Convertible Preferred Share Subscription Agreement (the “Subscription Agreement”) entered into between Mitel Networks and EdgeStone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (collectively “EdgeStone”):

•	Mitel Networks issued and sold 20,000,000 Series A Shares at a purchase price of CDN$1.00 per share to EdgeStone.

•	Mitel Networks issued and sold to EdgeStone, for the aggregate price of CDN$1.00, a warrant (the “Series 1 Warrant”) to purchase up to 5,000,000 common shares at an exercise price of CDN$1.25 per share.

•	Mitel Networks issued and sold to EdgeStone for the aggregate price of CDN$1.00, a warrant (the “Series 2 Warrant”) to purchase certain common shares (the “Series 2 Warrant Shares”), in order to provide certain anti-dilution protection to the holder of the Series 2 Warrant upon the occurrence of certain events relating to the exercise of put rights under the Shareholders Agreement. Upon the exercise of certain of such put rights whereby Mitel Networks is required to repurchase a certain number of common shares and preferred shares (the “Repurchased Securities”), the Series 2 Warrant will be exercisable for a number of common shares, determined by multiplying the Series 2 Warrant holder’s proportionate share of the then outstanding common shares of the Company by the number of shares determined in accordance with the following formula: by dividing (a) the amount by which the aggregate purchase price of the Repurchased Securities exceeds the greater of (i) the fair market value of the Repurchased Securities or (ii) the number of Repurchased Securities multiplied by CDN$1.00; by (b) the then applicable fair market value of a common share.

•	Mitel Networks granted to EdgeStone or its permitted assignees an option (the “EdgeStone Purchase Option”), exercisable at any time until August 31, 2004 or such later date as may be agreed to in writing by Mitel Networks and EdgeStone, to purchase up to an additional 5,000,000 Series A Shares (the “Purchase Option Shares”) at a price of CDN$1.00 per share and otherwise in accordance with the Subscription Agreement. Upon exercise of the EdgeStone Purchase Option, each purchaser of the Purchase Option Shares shall also be entitled to receive (i) a warrant, having the same terms as the Series 1 Warrant discussed above, to acquire a number of additional common shares determined based on the number of Purchase Option Shares acquired by such purchaser; and (ii) a Series 2 Warrant having the terms discussed above.

•	Mitel Networks may, at its option, issue and sell up to an additional 5,000,000 Series A Shares, at any time until August 31, 2004 or such later date as may be agreed to in writing by Mitel Networks and EdgeStone, to other investors at a price per share of not less than CDN$1.00 and otherwise in accordance with the Subscription Agreement.

In connection with the Financing, certain previously issued and outstanding securities of Mitel Networks were exchanged for or converted into Series B Shares, as follows:

•	20,448,875 common shares held by Wesley Clover Corporation (“WCC”), a corporation controlled by Dr. Matthews, which had been issued by Mitel Networks in October 2003 upon the conversion of certain promissory notes previously issued by Mitel Networks in favour of WCC, were exchanged on a one-to-two basis for an aggregate of 40,897,750 Series B Shares. On June 30, 2004, WCC, Mitel Systems Corporation (“Mitel Systems”), and certain other companies, amalgamated and continued under the name of Wesley Clover Corporation (Mitel Systems and WCC shall be collectively referred to in this annual report as “Wesley Clover”));

•	4,000,000 common shares held by Power Technology Investment Corporation (“PTIC”) were exchanged on a one-to-four basis for 16,000,000 Series B Shares; and

•	5,081,619 common shares, issued in October 2003 upon the conversion of mandatory convertible debentures previously issued by Mitel Networks in favour of certain existing investors, were exchanged on a one-to-two basis for 10,163,238 Series B Shares.

Also see Item 10.C of this annual report for a description of the Shareholders Agreement and the Registration Rights Agreement, which were entered into in connection with the Financing on April 23, 2004.

B. Business Overview

Mitel Networks designs, develops, markets and sells voice, video and data products and services to address the business communications needs of enterprise and small business customers. Products and services are sold individually or offered as a solution, which is a combination of products and/or services designed to address specific communications needs. Mitel Networks’ portfolio of products includes voice, video and data systems, desktop phones and applications for contact centers, speech-enabled unified communications, collaboration, presence, video conferencing and wireless communications. Mitel Networks’ traditional products are based on circuit switched Private Branch Exchange (“PBX”) telephone systems that utilize Time Division Multiplexing (“TDM”) technology in which communications are delivered across both the public and private telephone networks through actual switched circuits that maintain a hard-wired connection across the entire communication path. PBX systems are telephone systems that switch calls between users on local lines, while allowing all users to share a certain number of external telephone lines. Mitel Networks’ Internet Protocol -based communications systems are designed to leverage Internet Protocol (“IP”) technology, which is a method by which packetized data is sent from one device to another device via the Internet, Local Area Network (“LAN”) or Wide Area Network (“WAN”). Within the technology industry, this type of communication has commonly been referred to as Voice Over Internet Protocol (“VoIP”). More recently, the term IP Telephony has emerged as a more commonly used description. In addition, the combination of voice, video and data transferred over a single network is often referred to as converged communications.

Mitel Networks currently serves the small business market (5-50 employees), the small to medium enterprise market (51-500 employees) and the corporate major enterprise market (greater than 500 employees) through communications products, applications and services. Mitel Networks addresses these markets through a distribution network of direct sales offices, an indirect channel distribution network of resellers, communications service providers (also known as carriers), systems integrators, and technology providers. Products are sold to organizations internationally and are supported by a regional presence in major areas of operations. See “Sales, Marketing and Distribution.”

Mitel Networks outsources the manufacture and repair of the majority of its products, as well as global logistics and distribution support, to BreconRidge, a company in which Dr. Matthews owns a 33% beneficial interest. Mitel Networks has entered into a supply agreement with BreconRidge that is exclusive, subject to certain exceptions. Pursuant to an amendment executed February 27, 2003, the initial term of the supply agreement was extended until December 31, 2007, followed by automatic one year renewal terms thereafter, all subject to the right of either party to terminate the agreement on at least one hundred eighty days prior notice during any renewal term. The supply agreement and the amendment were negotiated on an arm’s length basis and contain certain price protections and annualized cost reduction arrangements that management believes benefit Mitel Networks, as well as those rights and protections typically afforded to a customer of such services. BreconRidge agreed to an “open books” approach to arrive at reasonable, competitive pricing, and has multiple sources of supply for all essential components. Upon any termination of the supply agreement, Mitel Networks has a right to obtain a license of any intellectual property owned by BreconRidge that is required to make or have made all of Mitel Networks’ products.

As of April 25, 2004, Mitel Networks had approximately 1,849 employees primarily located in North America and in the U.K. with more than 800 distributors worldwide. Mitel Networks operates in four major geographic regions: North America; Europe, the Middle East and Africa; Asia Pacific; and Central America/Latin America.

Mitel Networks’ traditional products include the SX-200 and SX-2000 PBX systems, a suite of SuperSET telephones, NuPoint voicemail systems and other related applications such as contact center software. Mitel Networks has also developed and introduced an array of IP-based communications systems that combine voice, video and data processing technologies into a single integrated system. These products include the Mitel Networks SX-200, 3100, 3300 and 3340 integrated communications platforms (“ICP”) as well as a host of IP-based desktop telephones, peripherals and applications.

Mitel Networks offers a migration strategy that allows customers to gain cost efficiencies of IP-based systems by leveraging their investment in existing communications infrastructure and minimizing their incremental investment. Customers do not have to replace their entire business communications systems in order to obtain the features and functionality provided by Mitel Networks’ products and services. For the purposes of reporting revenue by product, Mitel Networks combines revenues from traditional and new IP-enabled products under the

“Communications Platforms and Desktop Appliances” category due to the similar nature of the products. See Item 5.A “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Results” for discussion of revenue by segment.

Small Business Portfolio:

Mitel Networks offers both traditional and the newer IP-based communications products to the small business markets. The SX-200 is a traditional PBX voice system that addresses single site and small multi-site businesses having under 400 users. It is designed to provide voice communications to this customer segment and is complemented by a broad portfolio of digital telephones and a suite of applications. The systems’ distributed architecture allows for flexibility in deployment and ease of growth. In the fall of 2002, Mitel Networks released an IP node for the SX-200 PBX. The SX-200 with the IP node provides IP capability on the traditional Mitel Networks SX-200 PBX system. This allows Mitel Networks the ability to migrate the installed base of traditional SX-200 systems to IP capabilities such as IP networking, teleworking and IP desktop devices and applications. In 2003, Mitel Networks launched the SX-200 ICP which is designed to further enhance the small business portfolio. Supporting up to 96 IP extensions and 194 TDM devices, the SX-200 ICP includes a series of embedded applications, management tools and fully supports IP networking protocols to assist small businesses in reducing their toll charges. The SX-200 ICP is further designed to offer a migration path to existing SX-200 customers. The SX-200 ICP also supports a range of traditional TDM and IP telephones and peripherals.

The Mitel Networks’ small business, IP-based system, the Mitel Networks 3100 ICP is an all-in-one communications solution for small businesses with up to 55 users. The 3100 ICP provides converged features by integrating a hybrid key telephone system, voicemail and auto-attendant, a router, a line powered switched Ethernet LAN and high-speed Internet connectivity packaged into one simple-to-install platform. It supports the same range of IP phones used with the Mitel Networks 3300 ICP Enterprise platform, with the exception of the Mitel Networks 5230.

Enterprise Business Portfolio:

Mitel Networks’ product offering to the enterprise business customer is broad and supports both traditional PBX technology as well as the newer IP-based technologies. The SX-2000 is a fully featured traditional communications system that addresses businesses with more than 60 users. This system provides extensive feature/functionality, a distributed architecture, cost-effective redundancy and support for internetworking based on industry standard protocols for seamless voice communications between sites. In addition, a broad portfolio of digital desktop telephones and applications supports the system.

The Mitel Networks 3300 ICP is the cornerstone of the IP-based enterprise business offering and is designed for organizations with more than 40 users. The system provides an evolutionary migration that can be used to enable existing SX-2000 customers and those of other traditional PBX vendors to evolve to an IP-based infrastructure. The Mitel Networks 3300 ICP includes a suite of applications and IP-enabled telephones that allow enterprise customers to save operational expense by merging their voice, video and data services to a single infrastructure. Mitel Networks believes that carrier costs are reduced and that the single management and administration of the information technology infrastructure provides additional cost benefits to the end customer. The use of IP also enables Mitel Networks to provide new applications that are designed to improve the interaction and collaboration between employees, customers and suppliers of an enterprise for increased productivity, efficiency and better customer loyalty and retention.

Branch Offices and Remote Working Solutions:

Mitel Networks’ branch office and remote working products seek to address the needs of the integrated branch office market and are centered around the Mitel Networks 3340 ICP. This system is designed to provide branch offices of up to 100 users with seamless communications between corporate offices and local survivability of full telephone service should corporate network links become unavailable. Through a combination of the Mitel Networks 3340 ICP as well as the same applications and IP desktop telephones available to larger corporate offices, Mitel Networks believes it offers a comprehensive portfolio designed to address the communications challenges facing organizations with decentralized operations and personnel.

Mitel Networks’ solutions portfolio consists of applications developed wholly by Mitel Networks, by Mitel Networks in conjunction with another vendor, or completely by a third party vendor, and include some of the following applications: contact center applications, wireless telephony, video applications, soft phone applications, unified communications, and teleworking.

Contact Center Applications:

Mitel Networks’ Contact Center portfolio provides a modular suite of Web-centric contact center applications that provide large enterprise functionality for the small-to-medium contact center. Highly scalable, the portfolio provides multimedia functionality incorporating routing and reporting for e-mail, voice and fax and is fully supported across a centralized, multi-site, IP or TDM environment. Combining robust communications platforms, automated call distribution (“ACD”) and a modular suite of feature-rich, Web-based applications for streamlining contact center management and enabling advanced multimedia customer contacts.

Wireless Telephony:

Mitel Networks offers wireless telephony for in-building mobility. The wireless telephony is a standard gateway combined with a Mitel Networks 3300 ICP or a SX-200 ICP that permits employees to be accessible and stay in touch, while providing them with the same communication features that they would utilize if they were in their offices. The wireless users are integrated with the wired telephony community through extension-to-extension dialing, attendant functions, voice mail, messaging, external calling and other capabilities designed to be common and seamless.

Video Applications:

Mitel Networks’ Voice First application and related devices provide businesses access to video conferencing at the desktop or for dedicated conference rooms. Users are able to establish a conference call using telephone sets, and by pressing a single button to transform the audio call into a video call. The application also incorporates collaboration tools that allow users to share computer applications during conferences.

Mitel Networks has a strategic alliance with March Networks in connection with digital security monitoring and transaction reporting products. This product supports browser-based video security monitoring, transaction reporting, digital storage and rapid retrieval from networked locations.

Desktop Applications:

Mitel Networks’ Your Assistant is a computer-based soft phone and collaboration, presence and contact management application. It interacts with a user’s and/or a business’ contact database, offers secure instant messaging capabilities and enables simplified ‘drag and drop’ call set up and conference call initiation. By matching the calling party’s number identification to the local database, it can automatically display pertinent contact information prior to the call being established. Your Assistant also enables users to record, store and forward calls, annotate notes and maintain a history of dialed, received and missed calls, as well as store other user defined contact information. Your Assistant can be used from any location; for example, a home, hotel, or WiFi hotspot that allows the establishment of a secure Internet connection.

Unified Messaging, Integrated Messaging and Voice Mail:

Mitel Networks’ Unified Messaging is a speech-enabled application that gives users the ability to control their telephony functions through voice-activated commands. Unified Messaging supports conversational speech recognition, recognizing entire sentences and not simply single words, allowing users to answer or forward voice and email messages with voice or text responses. Mitel Networks’ 6510 Integrated Messaging product allows businesses to mix and match the requirements of individual employees by supporting both unified messaging and traditional voicemail on the same platform. Mitel Networks’ range of enterprise to carrier class voice messaging portfolio offers a complete range of voice mail features and functionality.

Teleworking:

Mitel Networks’ teleworking solution enables users to work out of the office from remote locations. Mitel Networks’ teleworking solution provides seamless integration between the remote locations and the corporate office, while maintaining full functionality of voicemail, conferencing and other features of the office telephony system. It uses standard high-speed Internet connection to make a remote Mitel Networks IP phone a secure and encrypted extension off a corporate network.

Desktop Portfolio:

Mitel Networks’ desktop portfolio of products includes a broad range of telephones, consoles and ancillary devices that support traditional Private Branch Exchange systems as well as the IP-based communications systems. Mitel Networks has been acknowledged as a leader in the design of desktop devices recognized for their ease of use, aesthetics, high quality, and functionality.

Mitel Networks’ IP-based desktop products are available to both the small and medium-sized business and inter-operate with all IP-based systems and applications. The portfolio includes a wide range of telephones, from simple low-end sets to sophisticated web sets and personal digital assistant (“PDA”) integration sets as well as IP-based consoles and conference units. These products allow users access to advanced telephone features and services such as integrated web-browsing, enhanced directory management, and visual voicemail. In addition, they offer integration of mobile devices as well as voice and video conferencing.

Client Services:

Mitel Networks’ services group is focused in North America and the European Union and provides customers with a number of services, branded as MiService, from initial planning and design through to implementation and support, which complement Mitel Networks’ product mix. Planning services include needs assessments, site surveys, system configuration, network design and project management. Implementation services include IP-based system and application implementations, advanced messaging implementations, multi-site installations and on-site systems training. Additional services include resource coordination, project management, contract administration, performance management, custom “voice-centric” business applications development, technical support services, long-term systems management services (“Managed Services”), and training.

Business Segments and Principal Markets

Mitel Networks reports its operations in two segments: the Communications Solutions (“Solutions”) segment and the Customer Services (“Services”) segment. The Solutions segment consists of enterprise voice, video and data communications systems and software and communications applications provided through Mitel Networks’ dealer and reseller network. The Services segment includes direct product sales and services, professional services, Managed Services, maintenance and technical support services.

The following table sets forth the breakdown of (i) total revenues by business segment and geographic market and (ii) business segments and geographic markets as a percentage of total revenues, for each of the last three fiscal years:

	Year Ended
	April 25, 2004		April 27, 2003		April 28, 2002
(in millions of U.S. dollars)	Revenues	% of Total	Revenues	% of Total	Revenues	% of Total

Business Segments:
Solutions	$174.9	51%	$164.8	47%	$158.9	44%
Services	165.8	49%	187.4	53%	199.1	56%

	$340.7	100%	$352.2	100%	$358.0	100%

Geographic Markets:

Canada	$ 25.2	7%	$ 25.1	7%	$ 22.9	6%
United States	162.8	48%	173.3	49%	185.1	52%
United Kingdom	124.2	37%	126.0	36%	125.6	35%
Other countries	28.5	8%	27.8	8%	24.4	7%

	$340.7	100%	$352.2	100%	$358.0	100%

Sales, Marketing and Distribution

Mitel Networks uses a combination of direct and indirect sales channels to market and distribute its products and services on a global basis. Mitel Networks’ communications products and services are distributed in over 70 countries worldwide and are supported either directly or indirectly through an extensive network of value-added resellers, system integrators, carriers and service providers. Mitel Networks’ world headquarters are located in Ottawa, Ontario, Canada, and it maintains regional headquarters in Caldicot, Wales, U.K., Herndon, Virginia, U.S.A., and in Hong Kong, China. In addition, Mitel Networks has sales and/or service offices throughout the world, including Canada, the U.S., Mexico, the U.K., Spain, Germany, Italy, France, the Netherlands, the United Arab Emirates, South Africa, Australia and China.

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

Value Added Resellers: Mitel Networks’ value added resellers, (“VARs”), are located worldwide and make up a significant part of Mitel Networks’ indirect sales channel. The VARs are independent contractors who undertake responsibility, on a non-exclusive basis, for marketing, selling, installing and maintaining Mitel Networks’ products pursuant to written dealership agreements. The VARs generally service what they sell utilizing Mitel Networks-certified technicians who they employ. Mitel Networks’ VARs either purchase product directly from Mitel Networks or from wholesale distributors for resale to customers. The indirect reseller channel is supported through awareness campaigns, company-run tradeshows and conferences, marketing collateral, training, support, lead generation activities, configuration and pricing tools, proposal development and in-depth technical product expertise.

Mitel Networks’ global reseller network consists of three tiers: Platinum, Gold and Silver. The global reseller tiered model is a competency-based program designed to ensure that the customer receives a high quality of service and support from resellers committed to achieving high levels of customer satisfaction. Accreditation at each level is based on a reseller’s technical and commercial skill set, particularly in the area of convergence. Each tier carries its own set of accreditation requirements and receives differing levels of support from Mitel Networks. Resellers primarily operate in defined territories and are able to earn volume discounts and rebates as well as marketing credits.

Mitel Networks also provides value-added services through its Service Partners Program. This program screens and accredits authorized resellers to provide sales-independent installation and support services for the indirect sales channel. Service partners are given the opportunity to fulfill installation and service requests within their primary coverage area. Alternatively, VARs can contract with Mitel Networks for services including, but not limited to, planning, implementation, maintenance and support.

Service Providers: Providers of communications services, including traditional telephone companies, supply a large portion of the customer premise equipment sold into the small and enterprise business markets. Service providers undertake responsibility, on a non-exclusive basis, for marketing and selling Mitel Networks’ communications solutions pursuant to a written carrier distribution agreement. Service providers purchase equipment directly from Mitel Networks. They either install and maintain the products themselves, or subcontract the work back to Mitel Networks or Mitel Networks’ VARs, depending upon the location of the customer site.

Systems Integrators: Mitel Networks currently has relationships with a number of systems integrators and intends to develop additional relationships primarily as a penetration strategy to larger enterprise customers. In addition, Mitel Networks plans to transition some existing direct corporate customers with outsourcing requirements to systems integrators. Systems integrators enter into supply agreements directly with Mitel Networks, and Mitel Networks supplies them with communications products and services as needed to enable them to act as prime contractors for the purposes of fulfilling their customers’ needs.

Technology Providers: Mitel Networks has entered into strategic relationships with several technology companies to jointly market and deploy integrated voice and data solutions. This initiative has generated significant value to end users of Mitel Networks’ solutions by offering a broad range of functionality which takes advantage of Mitel Networks’ core IP telephony communication platform technologies.

To extend the value of third party components, Mitel Networks introduced the MiSolutions Network (“MiSN”) program in the fall of 2002. The program provides resources and infrastructure to assist other companies to integrate their products with Mitel Networks’ platforms, which program enables Mitel Networks to offer custom solutions that meet the specific demands of enterprise customers.

Independent Consultants: Mitel Networks has developed relationships with independent consultants who focus on assisting companies with network design, implementation and vendor selection. Mitel Networks has a formal Consultant Liaison Program under which it holds regular sessions to ensure that the consulting community has the most current and relevant information on Mitel Networks’ products to assist their clients.

Growth Strategy

Mitel Networks is pursuing a growth strategy to:

•	increase and broaden distribution channels within its core markets;
•	expand geographic penetration into new markets;
•	expand its addressable market by introducing products for less than 50 users; and
•	migrate customers from legacy PBX systems to converged voice, video and data communications in an evolutionary manner.

The expansion of geographic penetration outside of its core markets is seen by management as an essential component of Mitel Networks’ growth strategy. Mitel Networks has opened a number of sales offices in newly targeted regions, and has invested significant resources to develop and deliver regionally compliant products. Since 2001, Mitel Networks has opened sales offices in Italy, Spain, Germany, France, the Netherlands, the United Arab Emirates, South Africa, Mexico, Hong Kong, Australia and China. Given the current uncertainty in the high technology sector, as well as the global economy generally, it is difficult to predict timeframes for further expansion into new markets.

Mitel Networks’ growth strategy may also include the acquisition of additional businesses, technologies, product lines or services in the future and may also include the divestiture or downsizing of product or service groups in order to permit Mitel Networks to focus on what management believes are Mitel Networks’ core competencies, although no such acquisitions or divestitures are currently contemplated.

Competition

The market for Mitel Networks’ solutions and services is highly competitive and subject to constant change in terms of technology, distribution and price. The major competition for Mitel Networks’ traditional TDM, PBXs and applications includes Nortel Networks, Avaya, Siemens, Alcatel, Inter-Tel and NEC. In the IP Telephony sector, Cisco Systems and 3Com augment the competitors listed above. Many of Mitel Networks’ competitors are significantly larger than Mitel Networks and have greater financial, sales and marketing, technical resources as well as having higher brand recognition and a larger customer base. As the IP Telephony market matures, and new services are implemented, management anticipates increased opportunities for Mitel Networks but also further competitive pressure from the incumbent and competitive service providers.

Intellectual Property

Mitel Networks’ intellectual property assets include patented technology, industrial designs, proprietary software and the copyright therein, operating and instruction manuals, trade secrets and confidential business information. Until November 1, 2002, most intellectual property was owned by and licensed from Mitel Knowledge Corporation (“Mitel Knowledge”), a corporation controlled by Dr. Matthews. On November 1, 2002, Mitel Networks purchased the intellectual property from Mitel Knowledge as described in Item 10.C of this annual report.

Description of Intellectual Property:

Mitel Networks has accumulated, through development or acquisition, a significant body of intellectual property related to customer premise communications products and related applications. The intellectual property consists of approximately 134 inventions for which patents have been granted in at least one country, and approximately 115 additional inventions for which patent applications have been filed. This intellectual property has been primarily embodied and expressed in telecommunications products based on analog, TDM, and IP technologies. Over the last number of years, particular emphasis has been placed on VoIP implementations and on applications leveraging the features and capabilities provided by IP/packet-based technologies. As a result, 18 of the patents granted or patent applications referred to above relate specifically to IP and its associated technologies. In connection with the acquisition transactions, Mitel Networks has entered into an Intellectual Property License Agreement with Zarlink under which Zarlink granted Mitel Networks a perpetual non-exclusive license to certain intellectual property retained by Zarlink to enable Mitel Networks to continue the operations of the Predecessor Business.

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

Government Regulations

There are certain United States regulatory policies that require the disabled to have access to communications solutions to the same extent that non-disabled persons do. Failure to achieve this form of accessibility could subject Mitel Networks to liability with respect to commercial sales of its products and/or could prevent the government from procuring Mitel Networks’ products to the extent the products of others are deemed to be more accessible and otherwise a better value. Mitel Networks’ design experts are aware of these and other regulations and design Mitel Networks’ products accordingly. Mitel Networks is likewise aware of the fact that the U.S. Department of Defense requires interoperability certification from its vendors before procuring new communications systems and Mitel Networks is in the process of applying for such certification testing to be conducted. Finally the U.S. Federal Communications Commission (“FCC”) has recently issued certain Notices of Proposed Rule-Making regarding E_911 and VoIP issues that may impact the industry depending on the degree to which regulation may ensue. There is no assurance that the above-noted government regulations will not have a material effect on Mitel Networks’ capital expenditures, results of operations, cash flows or competitive position.

C. Organizational Structure

See Item 7.A of this annual report for a discussion of the major shareholders of Mitel Networks and their related ownership interest in the Company.

Mitel Networks carries on its worldwide business through its subsidiaries. Mitel Networks’ subsidiaries are shown on the chart below, the jurisdiction of incorporation being noted in parentheses.

D. Property, Plants and Equipment

Mitel Networks’ activities are currently conducted in North America from leased headquarters facilities of 512,391 square feet located in Ottawa, Ontario, Canada, from leased facilities of 8,972 square feet located in Herndon, Virginia, USA and from owned premises of 286,000 square feet located in Caldicot, Wales, U.K. The headquarters facilities are leased from a company controlled by Dr. Matthews, under terms and conditions reflecting prevailing market conditions for a period of 10 years, expiring on February 15, 2011. Mitel Networks also has a number of smaller leased premises located elsewhere in North America, the U.K. and throughout the world.

On August 31, 2001, Mitel Networks entered into sublease agreements with BreconRidge (the “BreconRidge sublease”) for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions. The Ottawa sublease agreement with BreconRidge was amended on May 31, 2002 to increase leased space by 4,026 square feet, bringing the total space subleased to BreconRidge to 256,967 square feet. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. The United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options in the fifth and tenth years available to Mitel Networks and BreconRidge.

Mitel Networks Limited (“MNL”), a wholly-owned subsidiary of Mitel Networks, entered into a lease agreement dated February 2, 2001 with a wholly-owned subsidiary of Zarlink, pursuant to which the subsidiary leases 49,500 square feet at MNL’s premises at Portskewett Business Park, Portskewett, Monmouthshire, U.K., on terms reflecting prevailing market conditions. The term of the lease is five years. Both parties have the right to terminate the lease upon at least twelve months prior written notice.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements for the fiscal years ended April 28, 2002, April 27, 2003 and April 25, 2004. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

During Fiscal 2004, the Company adopted the United States (US) dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented were translated from Canadian dollars to US dollars in accordance with SFAS No. 52, Foreign Currency Translation. Income statement balances were translated using weighted average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and shareholders’ equity balances were translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing the consolidated financial statements discussed herein.

Overview

Mitel Networks is a global provider of next-generation IP telephony, video and data products that creates advanced communication products and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction. Through direct and indirect channels of distribution, Mitel Networks serves a wide range of vertical markets, including the retail, education, hospitality, healthcare, and government segments, in the United States, Europe and Canada.

Business Segments:

Mitel Networks reports its operations in two segments: the Solutions segment and the Services segment. The Solutions segment represents Mitel Networks’ core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. Solutions’ products are distributed through Mitel Networks’ dealer and reseller networks and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services, all of which are provided through Mitel Networks’ direct sales offices throughout North America and the United Kingdom. Mitel Networks does not allocate general and administrative expenses, amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in the category of “corporate and other” in the segmented information disclosure contained in Mitel Networks’ financial statements included elsewhere in this annual report.

Restructuring Actions:

During Fiscal 2004, Mitel Networks implemented additional workforce reduction programs in a continued effort to realign spending levels with the lower sales volumes experienced in the year. These restructuring actions resulted in total special charges recorded in Fiscal 2004 of $11.7 million (see additional details in the section “Special Charges”). Additional restructuring actions occurred during Fiscal 2003 and Fiscal 2002, as described later in this Management’s Discussion and Analysis.

Related Party Transactions:

Mitel Networks enters into a significant number of related party transactions in the normal course of business and in connection with the financing of its operations. Material related party transactions that occurred during the past three fiscal years include the outsourcing of the manufacturing and repair operations to BreconRidge, R&D funding received from Mitel Knowledge, financing of operations through demand promissory notes payable to companies controlled by Dr. Matthews and the subsequent conversion of such demand promissory notes into equity securities of the Company, leasing of the Ottawa headquarters facilities from Mitel Research Park Corporation (“MRPC”), a company controlled by Dr. Matthews, and the distribution of March Networks products through Mitel Networks’ channels. The terms of the supply agreement with BreconRidge reflect prevailing market conditions, with the exception of certain committed cost reductions on purchases of traditional communications platform products. These cost reductions have improved Mitel Networks’ results of operations through August 1, 2004. Mitel Networks’ liquidity was also positively affected during the last three fiscal years by the R&D funding received from Mitel Knowledge, and the financing obtained from companies controlled by Dr. Matthews. See Item 7.B Related Party Transactions for further details on related party transactions.

Outsourcing of Manufacturing Operations:

Mitel Networks outsources its worldwide manufacturing and repair operations to BreconRidge. Mitel Networks and certain subsidiaries entered into a supply agreement dated August 31, 2001 under which BreconRidge manufactures the majority of Mitel Networks’ products and provides certain services to Mitel Networks and its subsidiaries. Pursuant to an amendment executed February 27, 2003, the initial term of the supply agreement was extended to December 31, 2007, followed by automatic one year renewal terms thereafter, all subject to the right of either party to terminate the agreement on at least one hundred eighty days prior notice during any renewal term. Subject to certain exceptions, the supply agreement is exclusive during the amended initial term with respect to current products and new product introductions. Under the terms of the supply agreement, BreconRidge is required to purchase Mitel Networks’ raw material inventory, before turning to third party suppliers for raw material procurement. Mitel Networks is not obligated to purchase finished products from BreconRidge in any specific quantity, except pursuant to firm purchase orders. Mitel Networks may be obligated to purchase certain excess inventory levels from BreconRidge that could result from Mitel Networks’ actual sales varying from forecasted sales. Under the terms of the supply agreement, BreconRidge has committed to certain cost reductions through August 1, 2004 on purchases of traditional communications platform products. Mitel Networks does not anticipate that potential future changes in the price of materials purchased from BreconRidge will have a material adverse effect on the Company’s financial results during Fiscal 2005.

The supply agreement with BreconRidge represents a concentration that, if suddenly eliminated, could have an adverse effect on Mitel Networks’ operations. While Mitel Networks believes that alternative sources of manufacturing would be available if this arrangement were to cease, disruption of its primary source of manufacturing could create a temporary adverse effect on product shipments. There can be no assurance that the supply agreement with BreconRidge will achieve the business objectives and cost reductions currently anticipated.

In connection with the outsourcing of its manufacturing and repair operations on August 31, 2001, Mitel Networks entered into lease and sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom as further described in Item 4.D of this annual report.

Research and Development Arrangements:

Pursuant to the terms of the MNC R&D Agreement, as defined and described in Item 10.C of this annual report, which terms were in effect until November 1, 2002, Mitel Knowledge owned substantially all of the intellectual property developed by Mitel Networks, excluding trademarks, and licensed it and the intellectual property acquired in connection with the acquisition transactions to Mitel Networks and its subsidiaries. These arrangements enabled Mitel Networks to secure a source of funding on attractive terms for a portion of its R&D, while permitting Mitel Networks and its subsidiaries to exploit the intellectual property throughout the world.

Pursuant to the terms of these agreements, Mitel Knowledge provided R&D funding to Mitel Networks. During Fiscal 2004, Mitel Networks received $nil (Fiscal 2003 — $4.4 million; Fiscal 2002 — $6.6 million) in R&D funding, net of royalty expenses of $nil (Fiscal 2003 — $0.3 million;

Fiscal 2002 — $0.2 million), that was recorded as a liability to related parties on Mitel Networks’ Consolidated Balance Sheet.

The R&D agreement provided for a call right pursuant to which Mitel Networks had the right to require Mitel Knowledge to sell all of its rights, title and interest in and to the intellectual property (the “Mitel Knowledge IP”), including improvements and new technology, to Mitel Networks (the “Call Right”). The purchase price for the intellectual property was to be paid through the issuance of common shares from Mitel Networks’ treasury, with each such share having an assigned value of CDN$5.25.

Effective November 1, 2002, Mitel Networks exercised the Call Right and acquired the intellectual property from Mitel Knowledge for a price of approximately $8.0 million (CDN$12.5 million), satisfied through the issuance of 4,555,169 common shares from treasury based upon the value of CDN$5.25 per share in accordance with the formula in the R&D agreement (the “Purchase Price”). The shares issued had a fair value of CDN$2.75 per share on the date of issuance based upon an independent valuation previously obtained. As a result, both the R&D agreement and the R&D cost-sharing agreement were terminated during Fiscal 2003, as discussed in Item 10.C of this annual report. The Fiscal 2003 transaction resulted in the settlement of the liability to issue common shares of $14.7 million (April 28, 2002 — $10.0 million) classified in the due to related parties balance in Mitel Networks’ Consolidated Balance Sheet, an increase of $0.1 million to the carrying value of intangible assets and an increase of $14.8 million to the carrying value of common shares.

Critical Accounting Policies:

The preparation of financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in Mitel Networks’ financial statements and accompanying notes. The determination of estimates requires the exercise of judgment and actual results could differ from those estimates, and any such differences may be material to the financial statements. Mitel Networks’ significant accounting policies are described in Note 3 of the Notes to the Consolidated Financial Statements included in this annual report. The following critical accounting policies are significantly impacted by judgments, assumptions and estimates.

REVENUE RECOGNITION — For products sold through indirect distribution channels, arrangements usually involve multiple elements, including post-contract technical support and training. Mitel Networks also sells products, including installation and related maintenance and support services, directly to customers. Due to the complexity of Mitel Networks’ sales agreements, judgment is routinely applied principally in the areas of customer acceptance, product returns, unbundling of multiple element arrangements and collectibility. Mitel Networks relies on historical trends and past experience to estimate product returns and assess customer acceptance and collectibility. Different judgments or different contract terms could adversely affect the amount of revenue recorded.

COLLECTIBILITY OF ACCOUNTS RECEIVABLE — The allowance for doubtful accounts is based on Mitel Networks’ assessment of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than Mitel Networks’ historical experience, its estimates of the recoverability of amounts due could be adversely affected.

INVENTORIES — In order to record inventory at the lower of cost or market, Mitel Networks must assess its inventory valuation which requires judgment as to future demand. Mitel Networks also reviews its historical inventory usage and applies judgment to adjust its inventory allowances. If there is a sudden and significant decrease in demand for Mitel Networks’ products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, Mitel Networks may be required to increase its inventory allowances and its gross margin could be adversely affected.

WARRANTY PROVISION — Mitel Networks accrues warranty costs based on the past experience of claims and expected material usage costs to provide warranty services. If Mitel Networks experiences an increase in warranty claims that is higher than Mitel Networks’ past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected.

LONG-LIVED ASSETS — Mitel Networks assesses the impairment of property, equipment and definite lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The determination of useful lives and whether or not these assets are impaired involves significant judgment. In response to changes in industry and market conditions, Mitel Networks may strategically realign its resources and consider restructuring, disposing of or exiting businesses, which could result in an impairment charge.

GOODWILL — Mitel Networks assesses goodwill for impairment on an annual basis or more frequently if circumstances warrant, as required by SFAS 142. An impairment charge is recorded if the implied fair value of goodwill of a reporting unit is less than the book value of goodwill for that unit. The Company has four reporting units that have assigned goodwill of $5.6 million. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, Mitel Network’s methodology for estimating the fair value of each reporting unit primarily considers estimated future revenues for those reporting units. Revenue estimates involve a significant amount of judgement, and significant movements in revenue or changes in the assumptions used may result in fluctuations in the value of goodwill that is supported.

SPECIAL CHARGES — Mitel Networks records restructuring costs when the liability has been incurred. Mitel Networks reassesses the prior restructuring accruals on a regular basis to reflect changes in the costs of the restructuring activities, and Mitel Networks records new restructuring accruals when the liability has been incurred. Estimates are based on anticipated costs to exit such activities and are subject to change.

CONTINGENCIES — Mitel Networks is party to various claims and litigation arising in the normal course of business. As a result, Mitel Networks considers the likelihood of loss of an asset or the incidence of a liability, as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. Mitel Networks recognizes a provision for estimated loss contingencies when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Mitel Networks regularly evaluates current information available to determine whether such provisions should be adjusted.

DEFERRED TAXES — Mitel Networks recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Significant management judgement is required in determining any valuation allowance recorded against Mitel Networks’ net deferred tax assets. Management makes an assessment of the likelihood that Mitel Networks’ deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded.

PENSION COSTS — Mitel Networks’ defined benefit pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by Mitel Networks to the actuaries, including discount rates, expected return on plan assets and rate of compensation increases. In estimating the rates and returns, Mitel Networks considers current market conditions and anticipates how these will affect discount rates, expected returns and rates of compensation increases. Material changes in Mitel Networks’ pension benefit costs may occur in the future as a result of changes to these assumptions or from fluctuations in Mitel Networks’ related headcount or market conditions.

DERIVATIVE INSTRUMENT ON CONVERTIBLE, REDEEMABLE PREFERRED SHARES — Mitel Networks issued convertible, redeemable preferred shares which have a redemption value that is indexed to the common share price of the Company. This redemption feature qualifies as a derivative instrument that has to be accounted for separately under SFAS 133. The derivative component has been estimated based on the present value of the Company’s common share price at the balance sheet date. Changes in assumptions used in present value calculations and movements in the future common share price of the Company could have a material impact on Mitel Networks’ financial statements.

Recent Accounting Pronouncements:

Refer to Note 3 (w) of Mitel Networks’ audited consolidated financial statements in Section 18 of this annual report.

A. Operating Results

The following table sets forth the audited consolidated statement of operations data for Mitel Networks for the fiscal years indicated:

	Year Ended
	April 25, 2004		April 27, 2003		April 28, 2002
(in millions of U.S. dollars)	Amounts	% of Revenue	Amounts	% of Revenue	Amounts		% of Revenue

Revenues	$ 340.7	100.0%	$ 352.2	100.0%	$ 358.0		100.0%
Cost of revenues	202.9	59.6	225.4	64.0	215.5		60.2

Gross margin	137.8	40.4	126.8	36.0	142.5		39.8
Research and development	36.2	10.6	41.2	11.7	59.1		16.5
Selling, general and
administrative	111.4	32.7	114.9	32.6	141.9		39.6
Special charges	11.7	3.4	13.7	3.9	7.4		2.1
Loss on disposal of
business	0.6	0.2	—	—	1.5		0.4
Amortization of acquired
intangibles	0.2	—	29.1	8.3	43.8		12.2

Operating loss	$(22.3)	(6.5)%	$(72.1)	(20.5)%	$(111.	2)	(31.1)%
Interest expense	4.3	1.3	4.2	1.2	3.0		0.8
Beneficial conversion
feature on convertible
debentures	3.1	0.9	—	—	—		—
Other (income) expense, net	0.6	0.2	(3.3)	(0.9)	0.4		0.1
Income tax (recovery)
expense	0.3	0.1	(2.9)	(0.8)	0.1		—

Net loss	$(30.6)	(9.0)%	$(70.1)	(20.0)%	$(114.	7)	(32.0)%

Year ended April 25, 2004 (“Fiscal 2004”) compared to year ended April 27, 2003 (“Fiscal 2003”):

REVENUE:

The following table sets forth external segmented revenue, both in dollars and in percentage terms, for the fiscal years indicated:

	Year Ended

	April 25, 2004		April 27, 2003		April 28, 2002

(in millions of U.S. dollars)	Revenue	% of Sales	Revenue	% of Sales	Revenue	% of Sales

Solutions	$174.9	51%	$164.8	47%	$158.9	44%
Services	165.8	49%	187.4	53%	199.1	56%

	$340.7	100%	$352.2	100%	$358.0	100%

Fiscal 2004 revenue decreased by 3.3% compared to Fiscal 2003 as a result of an 11.5% reduction in revenue generated by the Services segment being partially offset by a 6.1% increase in revenue generated by the Solutions segment. The decline in revenue of the Services segment was driven primarily by lower product sales (both Mitel Networks and third party original equipment manufacturer (“OEM”) products) and associated services to its direct customers in both North America and the United Kingdom. The growth in the Solutions segment revenue was due to higher sales of communication systems platforms and desktop appliances through Mitel Networks’ dealer and reseller networks with the most significant growth coming from the dealer and reseller networks in the United Kingdom.

Management expects continued pressure on the Company’s ability to expand revenue and it is not clear whether business communications spending will improve significantly in the near term. It is difficult to predict the nature, timing and extent of future business investments in communications systems and as a result, if and when the Company’s sales will increase. Management expects that any revenue growth will be driven primarily by revenue from the Solutions segment.

The following table sets forth external revenue for groups of similar products and services, both in dollars and in percentage terms, for the fiscal years indicated:

	Year Ended
	April 25, 2004		April 27, 2003		April 28, 2002
(in millions of U.S. dollars)	Revenue	% of Sales	Revenue	% of Sales	Revenue	% of Sales

Products:
Communications platforms and
desktop appliances	$191.3	56%	$191.1	54%	$191.0	53%
Software applications	22.3	7%	29.6	8%	33.4	9%
OEM products	14.2	4%	26.7	8%	27.0	8%
Other	3.1	1%	9.4	3%	19.5	6%

	230.9	68%	256.8	73%	270.9	76%

Services:
Maintenance and support	94.5	28%	83.4	23%	72.9	20%
Managed services	10.6	3%	9.7	3%	6.9	2%
Professional services	4.7	1%	2.3	1%	7.3	2%

	109.8	32%	95.4	27%	87.1	24%

	$340.7	100%	$352.2	100%	$358.0	100%

Product sales

Fiscal 2004 revenue from product sales amounted to $230.9 million (or 68% of total revenue) compared to $256.8 million (or 73% of total revenue) in Fiscal 2003. The decline in product sales was due primarily to reduced sales of software applications arising from the Company’s messaging and contact center applications, and lower sales of third party hardware platforms associated with revenue generated by the Company’s Services segment. Despite the decline in product sales, revenue generated by the Company’s core business, communications platforms and desktop appliances, was virtually flat over prior year levels. Although sales of communication platforms and desktop appliances were unchanged over Fiscal 2003, the Company, as expected, continued to see a shift in sales away from its traditional communication platform products towards increased sales of IP products. In Fiscal 2004 sales of IP products accounted for 43% of total product revenue compared to 27% in Fiscal 2003. This is in line with the Company’s strategy to realign its efforts towards IP products and this trend is expected to continue for the foreseeable future.

Services sales

Fiscal 2004 revenue from services sales increased to 32% of total revenue compared to 27% in Fiscal 2003 and grew in absolute dollars by 15% year over year. The growth in services revenue was driven by a 13% increase in revenue from fixed maintenance contracts. Overall, services revenue has not been as impacted by the general economic slowdown as other sources of revenue. However, the Company does not anticipate that it will continue to experience the current level of annual growth from services revenue in the foreseeable future, though services revenue is expected to continue to grow in terms of absolute dollars.

The following table sets forth sales by geographic regions, both in dollars and in percentage terms, for the fiscal years indicated:

	Year Ended
	April 25, 2004		April 27, 2003		April 28, 2002
(in millions of U.S. dollars)	Revenue	% of Sales	Revenue	% of Sales	Revenue	% of Sales

Canada	$ 25.2	7%	$ 25.1	7%	$ 22.9	6%
United States	162.8	48%	173.3	49%	185.1	52%
United Kingdom	124.2	37%	126.0	36%	125.6	35%
Other foreign
countries	28.5	8%	27.8	8%	24.4	7%

	$340.7	100%	$352.2	100%	$358.0	100%

From a geographical perspective, the overall decline in revenue from Fiscal 2003 to Fiscal 2004 was driven primarily by a decline in revenue via the United States and United Kingdom geographical regions. The revenue decline in these regions was due primarily to lower product and services sales via the direct sales offices in these regions. Revenue from outside of these regions was up marginally year over year and is primarily due to Mitel Networks’ continued efforts to penetrate new markets and channels primarily in continental Europe, Asia and the South Pacific.

Although Mitel Networks cannot guarantee future results, management expects that Fiscal 2005 will continue to see the majority of worldwide revenue being generated from the United States and the United Kingdom.

Backlog:

Mitel Networks defines backlog as unconditional purchase orders or other contractual agreements for products or services (excluding maintenance) for which customers have requested delivery within the next twelve months. Backlog was $23.2 million at April 25, 2004, compared with $26.8 million at April 27, 2003. Mitel Networks has historically operated with a relatively small backlog as orders are frequently booked and shipped within the same fiscal month. In addition, orders are subject to cancellation, rescheduling by customers or product specification changes by the customers. As a result, Mitel Networks does not believe that its backlog, at any given date, is a reliable indicator of future revenues.

GROSS MARGIN:

The Fiscal 2004 gross margin as a percentage of revenue increased to 40.4% of revenue compared to 36% of revenue in Fiscal 2003. This increase resulted from improvements in gross margin as a percentage of revenue in both the Solutions and the Services segments, as further described below.

Solutions segment

Cost of sales of the Solutions segment consists of cost of goods purchased from BreconRidge and other suppliers, inventory provisions, engineering costs, warranty costs and other supply chain management costs.

The Solutions segment gross margin as a percentage of revenue increased to 36.7% in Fiscal 2004 from 32% in Fiscal 2003. This increase was attributed to the following: (i) shift in product sales mix whereby decreased sales of lower margin products were partially offset by increased sales of higher margin IP products with larger line sizes; and (ii) significantly lower inventory obsolescence provisions recorded in Fiscal 2004 compared to Fiscal 2003. During Fiscal 2003 significant amounts of inventory were written off as a result of the Company’s realignment towards IP products, the magnitude of which was not repeated in Fiscal 2004.

The Company’s margins may vary from period to period depending upon distribution channel, product and software mix. Management anticipates that cost reductions resulting from re-design efforts and improved manufacturing costs of IP desktop appliances could have a positive effect on the Solutions segment gross margin in Fiscal 2005. Although the gross margin on traditional communications platform products remained strong in Fiscal 2004, the gross margin on these products are expected to gradually trend downwards.

Services segment

Cost of sales of the Services segment consists of cost of goods purchased from the Solutions segment and other suppliers, labor costs associated with installation and support services, inventory provisions and other supply chain management costs.

The Services segment’s gross margin as a percentage of the segment’s revenue increased from 37.1% of revenue in Fiscal 2003 to 37.8% in Fiscal 2004. This increase was mainly attributable to overall lower inventory obsolescence provisions recorded in Fiscal 2004 compared to Fiscal 2003, which were associated with the realignment towards an IP-centric product portfolio.

OPERATING EXPENSES

R&D:

R&D expenses decreased from 11.7% of total revenue in Fiscal 2003 to 10.6% of total revenue in Fiscal 2004. As anticipated by management, the R&D expenses continue to decrease as a result of workforce reduction programs implemented in the current and previous two fiscal years, and the closure of the Company’s United Kingdom R&D facility during Fiscal 2003. Management expects for the foreseeable future that R&D expenses will increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of revenue.

Selling, General and Administrative (“SG&A”):

SG&A expenses decreased in absolute dollars during Fiscal 2004 compared to Fiscal 2003 but remained relatively flat as a percentage of total revenue. As expected by management, this decrease in absolute dollars was primarily the result of workforce reductions implemented in the current and prior two fiscal years, coupled with other cost cutting measures implemented by the Company including the deferral of certain marketing programs and other expenditures during Fiscal 2004. Management expects for the foreseeable future that SG&A expenses will increase in absolute dollars, assuming that revenue is increased and the Company continues to enhance existing and develop new technologies and products. These expenses may vary, however, as a percentage of revenue.

Special Charges:

Special charges as a percentage of revenue decreased 0.5 percentage points mainly as a result of fewer employee terminations arising from workforce reduction programs implemented during Fiscal 2004 compared to Fiscal 2003.

During Fiscal 2004, Mitel Networks recorded special restructuring charges of $11.7 million related to further cost reduction measures taken to minimize the impact of declining revenues, net of reversals of prior year’s charges of $0.3 million resulting primarily from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.5 million relating to employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world. Non-cancelable lease costs of $3.2 million relating to excess facilities in certain Canadian and U.K. offices and a loss on disposal of capital assets of $0.3 million were also included in the Fiscal 2004 restructuring charges.

Subsequent to April 25, 2004, Mitel Networks recorded additional special restructuring charges of $1.8 million, as follows: (i) $1.0 million related to the Company’s discontinuation of its internal ASIC design program in June 2004, which represented the write off of tools associated with the discontinued program and the termination of 7 employees in Canada, and (ii) $0.8 million related to the termination of 10 employees in the Company’s United Kingdom services business and other reductions throughout continental Europe. These actions are expected to have a positive effect on Mitel Networks’ operating costs going forward.

Loss on Disposal of Manufacturing Assets:

On August 31, 2001, Mitel Networks outsourced its manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of $5.4 million and promissory notes payable of $0.4 million. The transaction resulted in a loss on disposal of $1.5 million recorded in Fiscal 2002 operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration. The long-term promissory notes receivable, net of the long-term promissory notes payable, were paid in full in February 2003, prior to the original maturity date of August 31, 2003.

The original loss on disposal recorded during Fiscal 2002 contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. It became evident during Fiscal 2004 that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an amount of $0.6 was recorded in Fiscal 2004 as an additional loss arising on the disposal activity.

Amortization of Acquired Intangibles:

As part of the February 16, 2001 acquisition transactions, Mitel Networks recorded acquired intangible assets of $92.2 million consisting of developed technology, workforce, customer base and patents. Resulting amortization expense amounted to $43.8 million, $29.1 million and $0.2 million for Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively. Acquired intangible assets were fully amortized in early Fiscal 2004.

Other (Income) Expense, Net:

Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses and interest income. Other expense, on a net basis, amounted to $0.6 million in Fiscal 2004 compared to other income, on a net basis, of $3.3 million in Fiscal 2003. The expense recorded in Fiscal 2004 primarily resulted from transactional foreign currency losses of $1.0 million (compared with transactional foreign currency gains of $3.0 million in Fiscal 2003), arising mainly from adverse movements between the U.S. dollar and the Canadian dollar during the year. Mitel Networks uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.

Beneficial Conversion Feature on Convertible Debentures:

During Fiscal 2004 Mitel Networks recorded a $3.1 million expense representing the beneficial conversion feature on the conversion of debentures. The debentures, which did not have a fixed conversion price at the commitment date, were converted to common shares of the Company at a price that was lower than the fair market value of the common shares at the commitment date. As a result, a non-cash expense representing the difference between the effective conversion price and the fair market value of the common shares was calculated and recorded as required by generally accepted accounting principles.

Provision for Income Taxes:

In Fiscal 2004 Mitel Networks recorded income tax expense, net of deferred tax recoveries, of $0.3 million. The current income tax expense amounted to $2.0 million, arising as a result of the U.K. subsidiary being in a taxable position in Fiscal 2004. This tax expense was largely offset by deferred tax recoveries arising from deductible taxable amounts available to the Company of $1.7 million.

Year ended April 27, 2003 (“Fiscal 2003”) compared to year ended April 28, 2002 (“Fiscal 2002”):

REVENUE:

Fiscal 2003 revenue decreased by 1.6% compared to Fiscal 2002 as a result of the discontinuation, in Fiscal 2002, of the Network Access Solutions business which generated $2.5 million of revenue in Fiscal 2003 compared to $12.8 million in Fiscal 2002. Excluding the impact of the Network Access Solutions revenue, the Fiscal 2003 Solutions segment sales increased by 9% compared to Fiscal 2002 mainly as a result of a significant increase in IP sales across all regions and expansion into new geographic markets and distribution channels. Growth in the Solutions segment was partially offset by a 5.9% decline in revenue from the Services segment as a result of poorer global economic conditions and associated political issues. The majority of the decline in the Services segment revenue was in the United States market.

Product sales

Fiscal 2003 revenue from product sales amounted to $256.8 million (or 73% of total revenue) compared to $270.9 million (or 76% of total revenue) in Fiscal 2002. The decrease was mainly attributable to the discontinuation, in Fiscal 2002, of the Network Access Solutions business, which amounted to $12.8 million in Fiscal 2002 compared to only $2.5 million in Fiscal 2003. The platforms and appliances product category was characterized by a significant increase in IP product sales across all regions, offset by the expected decline in sales of traditional communications platform products.

Services sales

Fiscal 2003 revenue from services sales increased to 27% of total revenue compared to 24% in Fiscal 2002 and grew in absolute dollars by 10% year over year. As in the current year, the growth in services revenue was driven by increased revenue from fixed maintenance contracts.

Geographical sales

Compared to Fiscal 2002, Fiscal 2003 revenue by geographic region increased or generally remained consistent in all regions except in the United States. The decline in the United States revenue was largely attributable to on-going economic and political issues.

GROSS MARGIN:

Gross margin as a percentage of revenue declined from 39.8% of revenue in Fiscal 2002 to 36.0% of revenue in Fiscal 2003. This decline primarily resulted from decreases in both the Solutions and the Services segments’ margin, as a percentage of revenue.

Solutions segment

Mitel Networks operated manufacturing plants for the first four months of Fiscal 2002 and, following the outsourcing of its manufacturing operations on August 31, 2001, entered into a supply agreement with BreconRidge for the remainder of Fiscal 2002 and for Fiscal 2003. As a result of such supply agreement with BreconRidge, manufacturing costs of Mitel Networks’ products were eliminated and replaced by purchase prices of finished products for the last eight months of Fiscal 2002 and for Fiscal 2003. This change to an outsource manufacturing model did not have a material impact on the Fiscal 2002 gross margin, however, the Fiscal 2003 gross margin was positively affected by certain cost reductions on purchases of traditional communications platform products pursuant to the terms of the supply agreement with BreconRidge.

Despite the cost reductions pursuant to the terms of the BreconRidge supply agreement explained above, the Solutions segment’s gross margin as a percentage of the segment’s revenue decreased from 35.7% of revenue in Fiscal 2002 to 32% in Fiscal 2003. This decline was mainly attributable to increased inventory obsolescence provisions associated with the realignment towards an IP-centric product portfolio. Factors that also contributed to the overall decrease of the Solutions segment’s margin as a percentage of revenue included: (i) the continued lower gross margin generated from IP demonstration and field trial systems sold at lower prices and in lower line sizes experienced in the first half of Fiscal 2003, (ii) the increased costs associated with the introduction of IP products, and (iii) the higher proportion of third party software application sales at a lower margin.

Services segment

The Services segment’s gross margin as a percentage of the segment’s revenue decreased from 39% of revenue in Fiscal 2002 to 37.1% in Fiscal 2003. This decrease was mainly attributable to significant inventory obsolescence provisions associated with the realignment towards an IP-

centric product portfolio, partially offset by a shift in revenue mix towards higher margin fixed term maintenance contracts.

OPERATING EXPENSES

R&D:

R&D expenses decreased from 16.5% in Fiscal 2002 to 11.7% in Fiscal 2003. This decrease resulted from workforce reductions implemented in Fiscal 2002 and Fiscal 2003, the closing of the United Kingdom R&D facility in Fiscal 2003 and the completion of the significant investment required in Fiscal 2002 to launch Mitel Networks’ new IP-enabled solutions.

SG&A:

SG&A expenses decreased to 32.6% of revenue in Fiscal 2003 compared to 39.6% of revenue in Fiscal 2002. This improvement was primarily attributable to the workforce reductions implemented in Fiscal 2002 and Fiscal 2003 described in the section “Special Charges.” The significant investment made during Fiscal 2002 in geographic expansion, new strategic alliances and channel expansion, not repeated in Fiscal 2003, also contributed to the improvement in Fiscal 2003 SG&A expenses.

Special Charges:

During Fiscal 2003, Mitel Networks recorded special restructuring charges of $13.7 million related to additional cost reduction measures taken to minimize the impact of the economic slowdown, net of reversals of current year’s charges of $1.6 million and prior year’s charges of $0.6 million resulting primarily from adjustments to original estimated severance costs and fewer than originally anticipated employee terminations. The net restructuring charges included workforce reduction costs of $12.6 million relating to 265 terminated employees across most geographic regions, non-cancelable lease costs of $3.0 million and a loss on disposal of capital assets of $0.3 million, both related to the closure of the United Kingdom R&D facility, were also included in the Fiscal 2003 restructuring charges. These restructuring programs were completed by April 27, 2003.

During Fiscal 2002, Mitel Networks recorded special restructuring charges of $7.4 million in operating expenses related to the implementation of a series of cost reduction actions taken to realign Mitel Networks’ organization and reduce overhead, including the termination of R&D efforts related to the Network Access Solutions products. The restructuring charges included workforce reduction costs of $6.6 million related to 278 terminated employees across most geographic regions. Legal costs of $0.4 million and a loss on disposal of capital assets of $0.4 million related to the restructuring actions taken in the Solutions segment were also included in the Fiscal 2002 restructuring charges. Mitel Networks completed these cost reduction actions in the first quarter of Fiscal 2003.

Loss on Disposal of Manufacturing Assets:

On August 31, 2001, Mitel Networks outsourced its manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of $5.4 million and promissory notes payable of $0.4 million. The transaction resulted in a loss on disposal of $1.5 million recorded in Fiscal 2002 operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration. This loss did not recur during Fiscal 2003.

The long-term promissory notes receivable, net of the long-term promissory notes payable, were paid in full in February 2003, prior to the original maturity date of August 31, 2003.

Amortization of Acquired Intangibles:

As part of the February 16, 2001 acquisition transactions, Mitel Networks recorded acquired intangible assets of $92.2 million consisting of developed technology, workforce, customer base and patents. Resulting amortization expense amounted to$43.8 million and $29.1 million in Fiscal 2002 and Fiscal 2003 respectively. The majority of the acquired intangible assets reached the end of their estimated useful lives and were fully amortized during Fiscal 2003.

Interest Expense:

Interest expense was $4.2 million in Fiscal 2003 compared to $3.0 million in Fiscal 2002, representing an increase of $1.2 million in Fiscal 2003 compared to Fiscal 2002.This increase was mainly due to a higher amount of weighted average credit facilities and long-term debt outstanding compared with the previous year.

Other (Income) Expense, Net:

Other income, on a net basis, amounted to $3.3 million in Fiscal 2003 compared to other expense, on a net basis, of $0.4 million in Fiscal 2002. The income recorded in Fiscal 2003 principally resulted from significant transactional foreign currency gains of $3.0 million realized in the year, compared to transactional foreign currency losses of $0.8 million recorded during Fiscal 2002.

Provision for Income Taxes:

Mitel Networks recorded an income tax recovery of $2.9 million in Fiscal 2003 and income tax expenses of $0.1 million for Fiscal 2002. The Fiscal 2003 recovery resulted primarily from tax assessments and tax refunds received in respect of prior periods. The Fiscal 2002 expense resulted primarily from minimum tax liabilities in certain jurisdictions. Based on the statutory tax rates in Canada, Mitel Networks would have been expected to record income tax recoveries for each of these three fiscal years. However, a significant portion of the tax losses was derived from foreign subsidiaries operating in jurisdictions with lower statutory tax rates than those that apply in Canada. Furthermore, tax benefits of tax losses and deductible temporary differences incurred during each of the last three fiscal years have not been recognized for accounting purposes to date due to the lack of historical profitability.

B. Liquidity and Capital Resources

(in millions of U.S. dollars, except DSO)	April 25, 2004	April 27, 2003	$ Change from Fiscal 2003	% change from Fiscal 2003
Cash and cash equivalents	$ 26.7	$ 22.3	$ 4.4	20%
Working capital	38.5	7.1	31.4	442%
Net cash provided by (used in)
Operating activities	10.8	(11.9)	22.7	191%
Investing activities	(6.3)	(0.2)	(4.7)	2350%)
Financing activities	(2.0)	30.5	(32.5)	(107%)

Days sales outstanding (DSO)	82	70	—	17%

Cash and cash equivalents:

During Fiscal 2004 and Fiscal 2003, Mitel Networks implemented actions, further described below, to strengthen its liquidity and cash position, resulting in an overall improvement in the Company’s cash position of $4.4 million during Fiscal 2004.

Working capital:

Working capital represents the Company’s current assets less its current liabilities. The working capital position improved significantly from $7.1 at the end of Fiscal 2003 to $38.5 at the end of Fiscal 2004. This improvement was primarily attributed to the repayment of $19.0 million of bank indebtedness during the year and the conversion of $31.0 million of related party loans into common shares of the Company. The increase in accounts receivable of $5.2 million, arising as a result of increased DSO described below, was offset by a reduction in inventory balances of $8.4 million, which arose from actions taken by the Company to better manage its inventory during Fiscal 2004.

Days sales outstanding (DSO) was 82 days at April 25, 2004 compared to 70 days as at April 27, 2003. DSO is a measure of the length of time taken to collect accounts receivables. The Company calculates its DSO ratio based on ending accounts receivable balances and annual revenue. The increase in DSO in Fiscal 2004 was largely the result of decreased collection efficiency in European markets which led to average longer days to collect in those markets. The Company is taking actions to reverse this trend, including a review of its sales and collections incentive structure.

On April 16, 2004 the Company entered into a receivables purchase and sale agreement whereby up to $38 million of qualifying non-interest bearing trade receivables in Canada and the United States may be sold to a securitization trust. The Company entered into this agreement primarily as a means of increasing its available credit facilities and providing more timely access to cash.

While no receivable balances had been sold under this agreement as at April 25, 2004, management anticipates that during Fiscal 2005, overall DSO will decrease due to the sale of its trade receivables under this agreement.

Cash provided by operating activities:

Net cash generated from operating activities was $10.8 million in Fiscal 2004 compared to net cash usage of $11.9 million in Fiscal 2003, representing an improvement of $22.7 million (or 190.7%) over Fiscal 2003. This substantial improvement resulted primarily from restructuring and other cost reduction actions taken in the current and prior fiscal year, which resulted in a significant reduction in operating expenses during Fiscal 2004. Cash generated from the change in non-cash operating assets and liabilities was $23.0 million compared to $5.0 million in Fiscal 2003, due principally to improvements in working capital described above.

Cash used in investing activities:

Net cash used in investing activities totaled $6.3 million in Fiscal 2004 compared to $0.2 million in Fiscal 2003. The adverse change noted in Fiscal 2004 was primarily due to an early repayment of related party notes receivable during Fiscal 2003 of $5.3 million, not recurring during Fiscal 2004.

Cash used in financing activities:

Net cash used in financing activities totaled $2.0 million in Fiscal 2004 compared to net cash provided of $30.5 million in Fiscal 2003. Cash flows from financing activities in Fiscal 2004 were mainly attributable to (i) net proceeds of $12.9 million from the issuance of convertible, redeemable preferred shares, (ii) proceeds of $9.8 million from the issuance of warrants, offset by repayments of bank indebtedness, related party loans, long-term debt and capital lease obligations totaling $25.2 million.

During Fiscal 2004 Mitel Networks raised gross proceeds of $15 million through the issuance of 20,000,000 Series A Shares. As described in Item 4.A, in connection with this Financing, holders of 29,530,494 common shares exchanged their common shares for 67,060,988 Series B Shares. Share issue costs incurred in connection with these transactions totaled $2.1 million in Fiscal 2004. The rights, privileges, restrictions and conditions attaching to the Series A Shares and Series B Shares are described in Item 10.B of this annual report. The proceeds raised through the issuance of the Series A Shares will be used mainly to support operating activities.

In Fiscal 2003, Mitel Networks closed a private offering of debentures, which were convertible into common shares of the Company, that resulted in total cash proceeds of $6.4 million. The initial term of the convertible debentures was to have expired on April 25, 2003, but was extended by resolution of the board of directors, in accordance with the terms of the debentures, until July 27, 2003 and then extended further to October 31, 2003. The debentures accrued interest at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of Mitel Networks. During Fiscal 2004 the entire balance of the debentures outstanding of $8.3 million was converted into 5,445,775 common shares of the Company at their then fair value of CDN$2 per common share. On April

23, 2004, 5,081,619 of these common shares were exchanged for 10,163,238 Series B Shares at their then fair value of CDN$1 per preferred share, in connection with the Financing, as described in Item 4.A of this annual report. Subsequent to April 25, 2004 holders of an additional 94,478 of these common shares exchanged their shares for 188,956 Series B Shares, and the Company anticipates that the remaining 269,678 common shares issued on conversion of the convertible debentures in October 2003 will likely be exchanged for Series B Shares.

During Fiscal 2003 and Fiscal 2002 Mitel Networks borrowed funds from Wesley Clover, which bore interest at the prime rate and were payable on demand. At April 27, 2003 the balance of the loan payable to Wesley Clover was $29.1 million. During Fiscal 2004 the entire loan outstanding of $31.0 million was converted into 20,448,875 common shares of the Company at their then fair value of CDN$2 per common share. On April 23, 2004 all of the common shares issued on conversion of the loan were exchanged for 40,897,750 Series B Shares of the Company at their then fair value of CDN$1 per preferred share, in connection with the Financing, as described in Item 4.A of this annual report.

During Fiscal 2003 Mitel Networks, March Networks Corporation (“March Networks”) and Mitel Knowledge, signed an agreement with the Government of Canada (the “TPC Agreement”) that provides for financing of up to CDN$60 million for certain March Networks’ and Mitel Networks’ R&D activities over a three year period. The financing is provided through the Technology Partnerships Canada program, which is an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. Mitel Networks expects to benefit from approximately 90% of financing commitment under the TPC Agreement. In exchange for the funds received by Mitel Networks under the TPC Agreement, Mitel Networks is required, as of September 30th in each of 2002, 2003, 2004, to issue warrants to Her Majesty the Queen in Right of Canada. The warrants are exercisable on a one-for-one basis for common shares for no additional consideration. The number of warrants to be issued is equal to the amount of contributions paid to Mitel Networks under the TPC Agreement in the immediately preceding 12-month period, divided by the fair market value of Mitel Networks’ common shares as of the applicable date.

During Fiscal 2004, Mitel Networks received total cash of $9.8 million under the TPC Agreement. During Fiscal 2004 Mitel Networks issued warrants exercisable for a total of 6,804,380 common shares. The number of warrants issued during Fiscal 2004 was calculated based on the then fair value of CDN$2 per common share. 5,099,112 of the warrants issued during Fiscal 2004 related to funds received or receivable at the end of Fiscal 2003, and the remaining 1,705,268 warrants related to funds received during Fiscal 2004. The balance of the warrants required to be issued under the TPC Agreement with respect to funds received and receivable during Fiscal 2004 will be issued in September 2004.

Borrowings:

Mitel Networks has a 364-day revolving credit facility of up to a maximum of $22 million (CDN $30 million) that expires in June 2005 and that is subject to a borrowing base. The facility was amended in July 2004 such that borrowings in excess of $11 million (CDN $15 million) are dependent upon certain financial criteria being met; however the Company does not anticipate that it will require borrowings under this facility to be in excess of the stated threshold over the next fiscal year. The facility bears interest at the Prime rate or U.S. base rate plus 1.5% or LIBOR or Banker’s Acceptance rate plus 2.5% and is secured by a general assignment of substantially all Mitel Networks’ accounts receivable and a general security interest in the remaining assets of Mitel Networks and its two wholly-owned U.S. subsidiaries, each of which is a guarantor. The credit facility contains certain restrictions and a financial covenant requiring Mitel Networks to achieve quarterly minimum levels of earnings before interest, income taxes, depreciation and amortization (“EBITDA”), also adjusted for other non-cash income and non-cash expenses. At April 25, 2004, Mitel Networks was in compliance with the EBITDA covenant. In the past, Mitel Networks has breached the EBITDA covenant, and while the Company continues to take significant measures to reduce costs through its restructuring activities, it is reasonably possible that these EBITDA requirements may be breached in the future. Mitel Networks is exposed to the risk that its ability to renew this credit facility on favorable terms may be adversely affected by its non-compliance with the EBITDA covenant as a result of a deterioration of its financial performance if the actual demand for its products does not reach expected levels. At April 25, 2004, Mitel Networks had borrowed cash of $6.6 million under this facility and $1.0 million was committed under letters of credit, leaving approximately $14.4 million available under this credit facility.

MNL has a $1.8 million (£1.0 million) overdraft facility and indemnity facilities totaling $5.3 million (£3.0 million) available for letters of credit and other guarantees. The overdraft facility bears interest at U.K. base rate plus 1.5%. The overdraft facility and the indemnity facilities are secured by a parent company guarantee. At April 25, 2004, the overdraft facility was unused and $2.3 million was committed under letters of credit and other indemnities.

MNL is liable under mortgages totaling $13.8 million (£7.8 million). The remaining principal of the first mortgage loan amounted to $1.6 million at April 25, 2004, bears interest at 7.7%, is payable in monthly installments until October 2004 and is secured by certain equipment of the subsidiary. The remaining principal of the second mortgage loan amounted to $11.2 million at April 25, 2004, bears interest at 7.4% until December 2006, with an option to continue using the fixed rate or select a variable rate at LIBOR plus 1.75% thereafter, is payable in quarterly installments of $0.5 million (£0.3 million) with the balance due in December 2011 and is secured by the real estate properties of the subsidiary. The remaining principal of the third mortgage loan amounted to $1.0 million at April 25, 2004 and bears interest at 6.3%, payable in monthly installments until April 2006 and secured by certain equipment of the subsidiary. Pursuant to the terms of these mortgages, MNL must comply with a financial covenant. MNL was in compliance with such financial covenant at April 25, 2004 and expects to remain compliant for the respective terms of the loan agreements.

Mitel Networks is contractually obligated to make cash payments under the above noted loan facilities, as further described under Item 5. F of this annual report, “Tabular Disclosure of Contractual Obligations”.

Mitel Networks anticipates continued capital expenditures during the fiscal year ending April 24, 2005, consisting primarily of anticipated costs of enhancements to the Company’s IT infrastructure. These expenditures are expected to be financed through operations.

Mitel Networks’ primary future cash needs on a recurring basis will include the funding of operations, working capital, capital expenditures, debt service and other contractual obligations. During Fiscal 2004 Mitel Networks completed restructuring actions which the Company expects will result in a reduction in operating costs over the next fiscal year. The temporary reduction in Mitel Networks’ contributions to the Canadian pension plan to the minimum contribution level required by the Financial Services Commission of Ontario, which was initiated in December 2001, continued throughout Fiscal 2004 and will be maintained until Mitel Networks’ financial situation is improved. Mitel Networks also implemented a temporary 10% hour reduction program (the “Hours Reduction Program”) effective July 2002 to the end of September 2002 and, subsequently, implemented a temporary unpaid days off program which remained in effect until the end of January 2003 at which point the Hours Reduction Program, first instituted in July 2002, was resumed. The Hours Reduction Program was terminated in March 2004, and all employee salaries returned to pre-Hours Reduction Program levels.

In May 2004 Mitel Networks initiated a proposal to raise additional equity financing through the issuance of common shares to employees of the Company and certain accredited investors. While the Company seeks to raise up to CDN$10 million, there can be no assurance that Mitel Networks will be able to complete the offering at all. The securities that will be offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold to a U.S. person absent registration or an applicable exemption from registration requirements.

Based on proceeds raised in the April 2004 financing, the working capital balance, expected cash flows from operations and other existing credit facilities, Mitel Networks believes that it will have sufficient cash and available credit facilities to support its business operations for the foreseeable future. However, there can be no assurance that Mitel Networks’ underlying assumed levels of revenues and expenses will be accurate as Mitel Networks is exposed to the risk that actual demand for its products may not reach expected levels. If Mitel Networks’ operating results were to fail to meet expected levels or if inventory, accounts receivable or other working capital items were to require a greater use of cash than is currently anticipated, the additional funding that Mitel Networks has obtained may not be sufficient and it could be required to seek additional funding through additional private financing or other arrangements. There can be no assurance that any additional financing will be available when required or on favorable terms, which could have a material adverse effect on Mitel Networks’ business, financial condition and results of operations.

C. Research and Development, Patents and Licenses, etc.

See Item 5.A Operating Results.

D. Trend Information

During the course of fiscal 2004, the improvement in the economy and the continuing adoption of IP Telephony assisted the Solutions segment of the business. The downturn in Mitel Networks’ Services segment was due primarily to lower product sales and the associated services to its direct customers in North America and the United Kingdom. During fiscal 2004, action was taken to adjust the operating model of the business to better reflect the anticipated trends in the market.

It should be noted that the following factors could affect Mitel Networks’ revenue in the future:

•	Even though market indicators anticipate growth, particularly in IP Telephony, Mitel Networks’ performance could be impacted by the Company’s existing and prospective customer’s willingness to invest in new communications solutions.

•	Mitel Networks’ IP shipments have continued to grow throughout fiscal 2004 due primarily to the cost saving and business process benefits an IP solution can deliver to a customer. Management believes that an enterprise with multiple networked locations or employees who work from home can benefit significantly from an IP telephony solution.

•	As the depreciation cycles of TDM solutions installed prior to the year 2000 mature, there is willingness to transition to an IP based solution. Mitel Networks considers that this replacement trend will continue.

•	It is anticipated that the reduction in the cost of revenues, evidenced in fiscal 2004, will continue. Inventory turns are now comparable with industry averages and R&D programs are in place to further reduce the cost of revenues.

•	The market in which Mitel Networks operates is extremely competitive and there is significant pressure to remain price competitive. Mitel Networks believes that the programs in place to increase margins will continue to offset pricing pressures.

•	During the course of fiscal 2004 there have been significant movements in currency exchange around the world. The continued uncertainty in world markets could have an adverse impact on revenues and cash balances.

During Fiscal 2004, Mitel Networks made some significant sales to new customers, most particularly in the retail and healthcare sectors. If the economy continues to recover, Mitel Networks believes that the growth being seen in the IP Telephony market will continue to favorably impact product revenues. The adjustment to the operating model implemented during fiscal 2004 is expected by Mitel Networks to continue to yield a solid foundation going forward.

E.     Off-balance sheet arrangements

Mitel Networks has the following significant off balance sheet arrangements at April 25, 2004:

Intellectual property indemnification obligations:

Mitel Networks enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.

Bid and performance related bonds:

Mitel Networks enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to Mitel Network’s performance and/or its resellers’ performance under the applicable contract. At April 25, 2004, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds, excluding letters of credit, was $8.1 million. Of that amount, $7.3 million relates to guarantees of resellers performance. Historically, Mitel Networks has not had to make material payments and does not anticipate that it will be required to make material payments under these types of bonds. Mitel Networks’ cash collateral requirements in connection with obtaining new customer performance bonds amounted to $0.9 million at April 25, 2004.

Letters of credit:

At April 25, 2004 Mitel Networks had letters of credit outstanding totaling $3.2 million.

Securitization of trade accounts receivable:

On April 16, 2004 Mitel Networks entered into a Receivables Purchase and Sale Agreement whereby certain qualifying non-interest bearing trade receivables in Canada and the United States are transferred to a securitization trust. The Company entered into this agreement primarily as a means of increasing its available credit facilities and providing more timely access to cash. As at April 25, 2004, no receivables had been transferred under the above noted agreement and there were no securitized receivables outstanding at year-end. As a result no revenues, expenses, or cash flows had been generated from the above noted agreement as at April 25, 2004.

F.     Tabular disclosure of contractual obligations

The following table sets forth Mitel Networks’ contractual obligations as at April 25, 2004.

	Payments Due by Period
Contractual Obligations (in millions of U.S. dollars)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-term debt obligations (1)	$13.8	$ 3.2	$ 4.4	$1.5	$ 4.7
Capital lease obligations (1)	1.1	0.8	0.2	0.1	—
Operating lease obligations (2)	66.4	12.9	27.0	7.8	18.7
Purchase obligations (3)	1.0	1.0	—	—	—
Other long-term liabilities reflected on
Mitel Networks’ balance sheet (4)	—	—	—	—	—

Total contractual cash obligations	$82.3	$17.9	$31.6	$9.4	$23.4

(1)     Represents the principal component of the loans. Interest on these loans ranges from 6.3% to 11.4%, as described in Mitel Networks consolidated financial statements contained herein.

(2)     Operating lease obligations exclude payments to be received by Mitel Networks under sublease arrangements.

(3)     Represents primarily Mitel Networks’ obligation to acquire excess inventory from BreconRidge pursuant to the supply agreement between BreconRidge and Mitel Networks dated August 31, 2001, which is further described in Item 10.C of this annual report.

(4)     Not included in the above are liabilities arising from Mitel Networks’ defined benefit pension plan and potential cash payments the Company may be required to make upon redemption of its redeemable preferred shares or the exercise of contractual put rights by holders of certain common or preferred shares.

MNL maintains a defined benefit pension plan. At April 25, 2004, the pension benefit obligation of $103.4 million exceeded the fair value of the plan assets of $66.1 million, resulting in an unfunded status of $37.3 million (April 27, 2003 – $39.8 million), of which $24.8 million was recorded on Mitel Networks’ Consolidated Balance Sheet in accordance with US GAAP. Mitel Networks’ future contributions to the pension plan are determined by an independent actuarial valuation, in compliance with U.K. pension regulations with respect to contributions to, and funding levels of the pension plan. The estimated contribution to the defined benefit plan for the next one year is $3.5 million (£2 million).

Under the terms of the Shareholders’ Agreement described under Item 10.C of this annual report, Zarlink and PTIC have the right (“put rights”) to require Mitel Networks to purchase their common shares and Series B Shares, respectively, if Mitel Networks fails to complete an initial public offering (“IPO”) on or prior to September 1, 2006. Furthermore, upon the exercise of put rights by Zarlink or PTIC, EdgeStone, the holder of Series A Shares, also has the right to require Mitel Networks to purchase its Series A Shares. Mitel Networks is exposed to the risk that if these put rights are exercised upon a failure by the Company to complete an IPO by the stated date, it could be required to purchase (a) up to 10 million common shares held by Zarlink for cash consideration of up to $20.9 million (CDN$28.5 million), (b) up to 16 million Series B Shares held by PTIC for cash consideration of up to $11.8 million (CDN$16 million) plus interest accrued at an annual rate of 7% commencing on August 31, 2001 and compounded semi-annually, and (c) up to 20,000,000 Series A Shares held by EdgeStone for cash consideration of CDN$1 per preferred share, plus any dividends declared but not paid, plus the issuance of the number of common shares (other than the Additional Common Shares referred to in Item 10.B of this annual report under Capital Stock) into which such Series A Shares are then convertible. In addition, the Series 2 Warrant would become exercisable upon the exercise of put rights by Zarlink. If such events occur, there can be no assurance that Mitel Networks’ cash flows would be sufficient to satisfy such obligations.

As further described under Item 10.B of this annual report, the Series A Shares and Series B Shares are redeemable at the option of the holders at any date after five years and one day from the original issuance date or upon a partial sale event other than a public offering. The Series A Shares and Series B Shares are also convertible to common shares at any time at the option of the holders, and automatically upon certain events. Should the Series A Shares and Series B Shares not be converted to common shares, Mitel Networks could be required to redeem up to 20,000,000 Series A Shares and up to 67,060,988 Series B Shares for cash consideration of CDN$1 per preferred share, plus any dividends declared but not paid, plus the then current fair market value of the common shares into which the preferred shares are convertible. If such an event occurs, there can be no assurance that Mitel Network’s cash flows would be sufficient to satisfy such obligations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and senior managers of Mitel Networks are as follows:

Name	Position	Position Held Since
Dr. Terence H. Matthews	Chairman	February 2001

Peter D. Charbonneau	Director and Vice-Chairman	February 2001

Kirk Mandy	Director	July 2002

Sir David Rowe-Beddoe	Director	July 2002

Guthrie Stewart	Director	April 2004

Name	Position	Position Held Since
Gilbert S. Palter	Director	April 2004

Donald W. Smith *	Director Chief Executive Officer	April 2001

Paul A.N. Butcher *	Director, President and Chief Operating Officer	February 2001

Steven Spooner *	Chief Financial Officer	June 2003

James Davies	Chief Technology Officer	June 2003

Raymond Brown	Vice-President, Client Services	December 2003

Carl Carruthers	Vice-President, Operations	May 2002

Simon Gwatkin	Vice-President, Strategic Marketing	September 2003

Graham Bevington	Vice-President and Managing Director, Europe, Middle-East and Africa Region	February 2001

John Uehling	Vice-President Sales, USA	June 2004

Stephen Grassie	Vice-President, Sales, Canada, Caribbean & Latin America	June 2004

Jerry Sparling	Vice President, Customer Support and Engineering Services	June 2002

Douglas McCarthy	Treasurer and Director Taxation	November 2003

Ron Wellard	Vice-President, Research and Development	December 2003

Simon Thompson	Vice-President, Information Technology	January 2004

Roger Fung	Vice-President, Sales, Asia Pacific	December 2002

Kathy Enright	Vice-President, Human Resources	January 2004

Name	Position	Position Held Since
David Pipkins	Head of Product Line Management	December 2003

Steve Davis	Vice-President, Global Marketing	May 2004

* Represents the Executive Officers of the Company.

Directors are either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of incorporation of Mitel Networks and applicable law, appointed by the board of directors between annual meetings. Each director holds office until the close of the next annual meeting of Mitel Networks’ shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. (Please see also Item 6.C “Board Practices”, and Item 10.B “Memorandum and Articles of Incorporation” for additional details on board practices and directors).

Pursuant to the Shareholders Agreement dated April 23, 2004, EdgeStone is entitled to nominate two directors to the Board. Gilbert S. Palter and Guthrie Stewart are the nominees of EdgeStone. The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the shareholders of the Company, the EdgeStone nominees are elected. See Item 10.C Material Contracts for further discussion of the Shareholders Agreement.

The following summarizes certain biographical data concerning the directors and senior management of Mitel Networks:

Dr. Terence H. Matthews, Chairman

Dr. Terence Matthews has been Chairman of Mitel Networks since February 2001. Dr. Matthews has also been Chairman of March Networks Corporation since June 2000 and CEO of March Networks Corporation from June 2000 to March 2004, and was the Chairman and CEO of Newbridge Networks Corporation (“Newbridge”) from June 1986 until May 2000.

Peter D. Charbonneau, Director and Vice-Chairman

Peter Charbonneau has been a General Partner of Skypoint Capital Corporation since January 2001. From June 2000 until December 2000, Mr. Charbonneau was Executive Vice-President of March Networks Corporation. From January 1987 until May 2000, Mr. Charbonneau held various positions, including CFO, COO, President and Vice-Chairman of Newbridge.

Kirk Mandy, Director

Kirk Mandy has been an independent Management Consultant and Vice Chairman of Zarlink since May 2001. Mr. Mandy also holds Chairman positions with several privately held companies. Prior to May 2001, Mr. Mandy held various senior management positions at Zarlink, the last of which was President and Chief Executive Officer from 1998 to 2001.

Sir David Rowe-Beddoe, Director

Sir David Rowe-Beddoe has been Chairman of the Wales Millennium Centre since 2001. Sir David Rowe-Beddoe was Chairman of the Welsh Development Agency from 1993 to 2001, Chairman of the Development Board for Rural Wales from 1994 to 1998, President of Morgan Stanley — GFTA Ltd. from 1983 to 1991 and President of GFTA Trendanalysen BGA Herrdum & Co. from 1981 to 1987.

Guthrie Stewart, Director

Guthrie Stewart has been a Partner of EdgeStone Capital Partners since 2001; from 1992 to 2001 Mr. Stewart was Executive Vice President Teleglobe Inc.

Gilbert S. Palter, Director

Gilbert Palter has been the COO and Managing Partner of EdgeStone Capital Partners since May 1999.

Donald W. Smith, Director and Chief Executive Officer

Donald Smith has been Chief Executive Officer of Mitel Networks since April 2001. From January 2000 until March 2001, Mr. Smith was President, Optical Internet, Nortel Networks Corporation (“Nortel”) and from December 1998 until January 2000, he was the Vice-President and General Manager of Optera Solutions at Nortel. From 1996 until December 1998, Mr. Smith was President and Chief Executive Officer of Cambrian Systems Corporation.

Paul A.N. Butcher, Director, President and Chief Operating Officer

Paul Butcher has been President and Chief Operating Officer of Mitel Networks since February 2001. From 1999 until February 2001, Mr. Butcher was Senior Vice President and General Manager of the Predecessor Business, and from 1997 until 1999, Mr. Butcher was Managing Director of the Predecessor Business, for the Europe, Middle East and Africa region.

Steven Spooner, Chief Financial Officer

Steven Spooner has been Chief Financial Officer of Mitel Networks since June 2003. From 1984 to 2003, Mr. Spooner held progressively senior positions, in both publicly traded and privately held high technology companies. From January 2003 to June 2003, Mr. Spooner was COO of Wysdom Inc. From March 2002 to December 2002, Mr. Spooner was a management consultant for technology companies. From March 2000 to February 2002, Mr. Spooner was President and CEO of Stream Intelligent Networks Corporation. From February 1995 to February 2000, Mr. Spooner held the position of CFO of CrossKeys Systems Corporation, a publicly traded company since 1998. Prior to that, Mr. Spooner was Vice President Finance and Corporate Controller of SHL Systemhouse Inc., a publicly traded company.

James Davies, Chief Technology Officer

James Davies has been Chief Technology Officer of Mitel Networks since June 2003. From June 2002 to June 2003, Mr. Davies was Vice-President, SME Solutions of Mitel Networks. From September 2001 until June 2002, Mr. Davies was Vice-President, Solutions Management of Mitel Networks. From February 16, 2001, Mr. Davies was Mitel Networks’ Head of Research and Development. Prior to that, Mr. Davies held the same position with the Predecessor Business since 1998. From 1988 until 1998, Mr. Davies held various positions with Nortel.

Raymond Brown, Vice-President, Client Services

Raymond Brown has been Vice-President, Client Services since December 2003. Prior to that time, he was Vice-President, Enterprises Solutions of Mitel Networks from June 2001. From February 16, 2001 until June 2001, Mr. Brown was Mitel Networks’ Head of the Mainstream Business Unit and Vice-President, North American direct sales. Prior to that, Mr. Brown held the same two positions with the Predecessor Business since 1999 and 1998, respectively. From 1988 until 1990, Mr. Brown was Director, Sales and Marketing for the Public Switching Business Unit of the Predecessor Business and Vice-President, Public Switching Business Unit from 1990 until the business unit was discontinued in 2000.

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

Simon Gwatkin, Vice-President, Strategic Marketing

Simon Gwatkin has been Vice-President, Strategic Marketing of Mitel Networks since July 2001. From July 2000 until July 2001, Mr. Gwatkin was Head of the IP Business Unit of the Predecessor Business. From 1993 until July 2000, Mr. Gwatkin held various senior management positions with the Predecessor Business, including responsibility for Asia Pacific operations. From 1990 until 1993, Mr. Gwatkin was Managing Director and co-founder of Chough Software Limited.

Graham Bevington, Vice-President and Managing Director, Europe, Middle East andAfrica Region

Graham Bevington has been Mitel Networks’ Vice-President and Managing Director of the Europe, Middle East and Africa region since February 2001. Prior to that, Mr. Bevington held the same position for the Predecessor Business since January 2000. From 1997 until 2000, Mr. Bevington was Managing Director at DeTeWe Limited. From 1986 until 1997, Mr. Bevington was Sales Director at Shipton DeTeWe Limited.

John Uehling, Vice-President, Sales, USA

John Uehling was appointed Vice-President, Sales, USA in June 2004. From July 2002 to June 2004 he held the position of Director Regional Sales in the USA and prior to that held the position of Regional Sales Manager since February 2001. He held the same position with the Predecessor Business since September 2000 and prior to that the position of Account Executive.

Stephen Grassie, Vice-President, Sales, Canada, Caribbean & Latin America

Stephen Grassie was appointed Vice-President, Sales, Canada, Caribbean & Latin America in June 2004. He was Vice-President, Americas Sales of Mitel Networks from June 2002 to June 2004. From February 2001 until June 2002, Mr. Grassie was leading Mitel Networks’ Canadian Sales Team. Prior to that, Mr. Grassie held the same position for the Predecessor Business since 1999. From 1980 until 1999, Mr. Grassie held various positions with the Predecessor Business, including positions with North American customer service, marketing and operations organizations.

Jerry Sparling, Vice-President, Customer Support and Engineering Services

Jerry Sparling has been Vice-President, Customer Support and Engineering Services since June 2002. From 1999 to 2002, Mr. Sparling led the Predecessor Business’ and Mitel Networks’ Design Quality Team. Prior to that time, Mr. Sparling held various positions within the Predecessor Business’ Research and Development department.

Douglas McCarthy, Treasurer and Director of Taxation

Doug McCarthy joined Mitel Networks in November of 2003 as Treasurer and Director of Taxation. Previously, Doug was employed as Vice President Finance and Treasurer of Alcatel Canada Inc. formerly Newbridge from 1987 to November 2003. He has also served on the Board of Directors of a number of Newbridge subsidiaries.

Ron Wellard, Vice-President Research and Development

Ron Wellard joined Mitel Networks in December 2003 as Vice-President, Research and Development. Previously, Ron held the position of Vice-President Research & Development at Nortel from June 2001 to July 2003, with much of his career focused on the leadership of their voice switching and converged products group. Prior to June 2001, he held various roles within Research & Development and PLM at Nortel notably as Director of Business & Product Development Meridian Norstar.

Simon Thompson, Vice-President Information Technology

Simon Thompson was appointed to the position of Vice-President Information Technology in January 2004. He joined Mitel Networks in June 2002 as Director, Information Technology. From April 2003 until January 2004 he was Head of Global Information Technology. Prior to joining Mitel Networks Mr. Thompson worked for Ernst & Young from 1997 to 2001 where he was responsible for delivery of consulting services in North America to certain major telecommunication and aerospace clients. Prior to 1997 Mr. Thompson worked for Deloitte &

Touche in both Africa and Europe where he was responsible for client service delivery in the process and discrete manufacturing sectors.

Roger Fung, Vice-President and Managing Director, Asia Pacific

Roger Fung joined Mitel Networks in 2002 as Vice-President and Managing Director, Asia Pacific. From 2001 until 2002 Mr. Fung was employed by March Networks in a similar capacity. Prior to this he was a founding member of Newbridge Networks Asia Ltd. where he served as President Asia Pacific, helping to build the business in Asia Pacific from 1987 to 2000.

Kathy Enright, Vice-President, Global Human Resources

Kathy Enright has been Vice-President, Global Human Resources since January 2004. Ms. Enright was Head of Human Resources of Mitel Networks from February 2001 to January 2004. Prior to that she was Director of Human Resources, N.A. for the Predecessor Business from 1990.

David Pipkins, Head of Product Line Management

David Pipkins was appointed to the position of Head of Product line Management (PLM) in December 2003. Prior to that Mr. Pipkins was Director PLM from November 2002 to December 2003. From April 1996 to February 2001 he was employed by the Predecessor Business in the PLM organization. From June 2001 to July 2002, Mr. Pipkins was Vice President, Network Access, for Zarlink.

Steve Davis, Vice-President Global Marketing

Steve Davis was appointed to the position of Vice-president Global Marketing in May 2004. From September 2003 until April 2004, he was Head of Global Marketing of Mitel Networks. He joined the Predecessor Business in 1993 as European Marketing Director with the Dialler Business Unit. In 1999 he accepted responsibility for Indirect Sales for the UK and added responsibility for Europe in 2000. In 2002, he became Head of Marketing for the UK and Europe. Resident in the UK, Steve is now responsible for marketing on a global basis.

There are no family relationships between any directors or executive officers. There are no arrangements or understandings pursuant to which any director or member of senior management was selected as a director or member of senior management, other than as provided for in the shareholders’ agreement described under Item 10.C of this annual report.

B. Compensation

As at April 25, 2004, senior management of Mitel Networks included: Donald Smith, Paul Butcher, Steven Spooner, Doug McCarthy, James Davies, Raymond Brown, Graham Bevington, Carl Carruthers, Simon Gwatkin, Stephen Grassie, Ron Wellard, Simon Thompson, Roger Fung, Steve Davis, Kathy Enright, David Pipkins, John Uehling and Jerry Sparling. As Chairman, Dr. Matthews has also been actively involved in establishing the strategic direction of Mitel Networks. The aggregate annualized salary paid during the fiscal year ended April 25, 2004 to senior management of Mitel Networks was $3.2 million (CDN$4.3 million).

Pursuant to Mitel Networks’ employee stock option plan (“ESOP”) (as defined and described in Item 6.E of this annual report), a total of 626,700 options to acquire common shares at exercise prices ranging from $1.47 to $2.02 (CDN$2.00 to CDN$2.75) per share were granted to senior officers of Mitel Networks during the fiscal year ended April 25, 2004. Senior officers holding 606,700 of these options that were granted during the fiscal year participated in a “Six Plus One” Program offered by the Corporation. The “Six Plus One” Program was a program whereby all employee option holders were given the opportunity to tender their existing outstanding stock options in exchange for a new grant of stock options issued six months plus one day after the options were tendered. The new option grant would represent the right to purchase the same number of common shares as the corresponding options that were tendered. The exercise price of the new option grants was set by the Board of Directors to be CDN$1.00 per share which was determined to be the fair market value as of the date of grant. On July 26, 2004, options to purchase 606,700 common shares were granted to the same individuals pursuant to the ESOP. These stock options vest over four years and expire on the fifth anniversary of the date of grant.

Directors who are not also officers of Mitel Networks do not receive cash compensation, however they are reimbursed for any out-of-pocket expenses incurred in connection with attending directors’ meetings. In addition, as previously approved by the shareholders of Mitel Networks, directors of Mitel Networks are eligible to participate in Mitel Networks’ ESOP. See Item 6.E of this annual report for further details on the ESOP. Options to acquire 118,000 common shares at an exercise price of CDN$2.75 per share were granted to non-employee directors during Fiscal 2004. These stock options vest over four years and expire on the fifth anniversary of the date of grant.

Mitel Networks maintains directors and officers liability insurance in the amount of $15,000,000 for the benefit of directors and officers of the Company. Mitel Network’s annual premium is $177,480 which covers a one year period from December 1, 2003 to December 1, 2004. No portion of the premium is paid by the directors and officers of the Company. The policy contains a deductible ranging from $50,000 to $75,000 depending upon the nature of the claim. The by-laws of the Company generally provide that Mitel Networks shall indemnify a director or officer against liability incurred in such capacity including acting at the Company’s request as director or officer of another corporation, to the extent permitted by the Canada Business Corporations Act (“CBCA). The policy contains a number of exclusions and limitations to the coverage provided, as a result of which the Company may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy. On June 10, 2004, the board of directors approved a form of Indemnification Agreement and authorized Mitel Networks to enter into Indemnification Agreements with each of the directors and each of Steve Spooner (CFO) and Douglas McCarthy (Treasurer) along with certain other corporate officers designated from time to time by the board of directors.

Employment Contracts:

Mitel Networks has written employment contracts with Donald Smith and Paul Butcher (see Item 10.C for a summary of these employment contracts). In addition, each employee of Mitel Networks (including members of management) executes a letter setting forth the employee’s position, salary, bonus, benefits, and customary confidentiality and non-disclosure obligations, as well as termination and non-compete arrangements, if any.

Indebtedness of Directors, Officers and Members of Senior Management:

Except as disclosed below, none of the directors or officers of Mitel Networks, and no associate or affiliate of any of them, is or has been indebted to Mitel Networks at any time since the beginning of Mitel Networks’ last completed fiscal year.

1.

Graham Bevington, Vice-President and Managing Director, Europe, Middle East and Africa Region. In February 2002, Mr. Bevington was provided with an interest free loan from Mitel Networks. The loan was provided through an employee share purchase plan with MNL, made available to all employees of MNL, to purchase shares in Mitel Networks (the “UK Share Purchase Plan”). The balance owing on the loan as at April 25, 2004 was $9,645 (£5,457).

2.

Steven Davis Vice-President, Global Marketing. In February 2002, Mr. Davis was provided with an interest free loan from Mitel Networks. The loan was provided to Mr. Davis through the UK Share Purchase Plan to purchase shares in Mitel Networks. The balance owing on the loan as at April 25, 2004 was $13,015 (£7,363).

Pension and Retirement Plans:

Mitel Networks and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. Mitel Networks matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. Mitel Networks also maintains a defined contribution Supplemental Executive Retirement Plan to provide supplementary retirement benefits to selected members of Mitel Networks’ executive management team. Amounts contributed by Mitel Networks pursuant to the foregoing are included as part of the aggregate compensation disclosed above. There were no material accrued obligations at April 25, 2004 pursuant to these defined contribution pension plans.

Mitel Networks’ United Kingdom subsidiary, MNL, also maintains a defined benefit pension plan. The defined benefit plan provides pension benefits based on length of service and final average earnings. The defined benefit pension costs accrued by Mitel Networks are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. The most recent actuarial valuation of the plan was performed as at August 1, 2003 and has been updated to March 31, 2004. As at April 25, 2004, the actuarial present value of the accrued pension benefits of $ 103.4 million exceeded the fair market value of the net assets available to provide for these benefits of $66.1 million, resulting in an unfunded status of the defined benefit pension plan of $ 37.3 million. The pension liability (including minimum liability) recorded in Mitel Networks’ consolidated balance sheet at April 25, 2004 was $24.8 million.

In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to participants of the defined benefit pension plan. Participants were given the choice to continue in the defined benefit plan or to transfer their assets to the defined contribution plan. All participants opted to continue in the defined benefit plan.

C. Board Practices

The articles of incorporation of Mitel Networks provide that the board of directors of Mitel Networks shall consist of a minimum of one and a maximum of eight directors. At a special meeting held on April 20, 2004, the shareholders fixed the number of directors at eight. Under Canadian law, 25% of Mitel Networks’ board of directors must be residents of Canada. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of incorporation of Mitel Networks and applicable law, appointed by the board of directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. No director has any contract or arrangement with Mitel Networks entitling him to benefits upon termination of his directorship. Mitel Networks’ executive officers are appointed by, and serve at the discretion of, the board of directors.

Board Committees:

There are two committees of the board of directors of Mitel Networks: the Audit Committee and the Compensation Committee. These committees meet regularly and operate under specific terms of reference as approved by the board of directors.

The Audit Committee consists of four directors. The committee members are Peter Charbonneau, Kirk Mandy, David Rowe-Beddoe and Guthrie Stewart. This committee reviews, acts and reports to the board of directors on various auditing and accounting matters, including the appointment of Mitel Networks’ independent accountants, the performance of the independent accountants, the sufficiency of Mitel Networks’ internal controls and Mitel Networks’ accounting and financial management practices. This committee is also responsible for developing Mitel Networks’ approach to governance issues and Mitel Networks’ response to corporate governance guidelines of regulatory authorities.

The Compensation Committee consists of three directors. The committee members are Peter Charbonneau, Kirk Mandy and Sir David Rowe-Beddoe. This committee is responsible for administering Mitel Networks’ executive compensation programs and Mitel Networks’ pension plan programs. Responsibilities include developing compensation guidelines and philosophy for executive management and annually reviewing and approving compensation for executive officers of Mitel Networks. With respect to long-term incentives, this committee reviews and recommends periodic grants under the ESOP. This committee also monitors pension plan activities.

Other Committees:

Mitel Networks has established a Disclosure Committee in accordance with the recently enacted Sarbanes-Oxley legislation and with SEC regulations. The Disclosure Committee has been given a mandate to oversee Mitel Networks’ disclosure controls and procedures and to report its findings and activities to the CEO and CFO for their periodic evaluation of the effectiveness of such. The Disclosure Committee is a standing committee of selected employees including certain members of senior management appointed by the CEO to ensure compliance with all relevant disclosure obligations. Individual members serve at the pleasure of the CEO. The Disclosure Committee also has two subcommittees: (a) a sub-committee charged with the responsibility of determining the applicability of filing a Form 6-K with the SEC upon the occurrence of certain events; and (b) a sub-committee charged with the responsibility of assisting senior management in the preparation and review of this annual report.

D. Employees

Mitel Networks had 2,363 and 2,015 employees at April 28, 2002 and April 27, 2003, respectively. As at April 25, 2004 Mitel Networks had 1,849 employees of whom 919 were in Canada, 310 were in the U.S. and 620 were in the U.K. and other countries.

Since the beginning of the fiscal year ended April 25, 2004 Mitel Networks implemented a restructuring program which resulted in total workforce reductions of 196 employees globally.

Mitel Networks hires selectively to support current skill shortages. The turnover rate for the past 10 years (including the Predecessor Business) was 7% – 8% on average, well below the market average of 10% – 12%, and rose to a high of approximately 17% in 2000. It is currently at approximately 8%.

Mitel Networks’ compensation programs include opportunities for regular annual salary reviews, bonus plans and stock options. For Fiscal 2005, in step with local markets, modest salary increases are anticipated. Mitel Networks has a long-standing positive working relationship with the International Brotherhood of Electrical Workers (the “IBEW”) with respect to approximately 112 U.S. field technicians who perform installation, maintenance and systems changes for Mitel Networks. The current contract with the IBEW expires in the fall of 2004.

E. Share Ownership

Dr. Matthews beneficially owns 68% of Mitel Networks’ common or preferred shares, as disclosed in Item 7.A of this annual report.

Donald Smith, Mitel Networks’ Chief Executive Officer, beneficially owns 1% of Mitel Networks’ common or preferred shares. Mr. Smith currently holds options to purchase 5,000,000 common shares of Mitel Networks. Of this amount, options to purchase 2,000,000 common shares were granted by Mitel Networks in accordance with Mitel Networks’ ESOP. Mr. Smith tendered the 2,000,000 stock options, originally granted in March 2001, in the Six Plus One Program, further described below. These stock options were exchanged for new options on July 26, 2004 with an exercise price of CDN$1.00 per common share. The remaining 3,000,000 options, which have an exercise price of CDN$3.50 per common share, are options to purchase outstanding shares of Mitel Networks owned by Wesley Clover, a company indirectly wholly-owned by Dr. Matthews, which were granted to Mr. Smith by Wesley Clover on March 1, 2002. Upon the exercise of these latter options, the proceeds of the exercise would be paid directly to Wesley Clover. The 3,000,000 options granted by Wesley Clover on the outstanding shares of Mitel Networks owned by Wesley Clover were intended to provide an additional incentive to Mr. Smith in connection with his employment by Mitel Networks. Had such options been issued by Mitel Networks, the aggregate option grant to Mr. Smith would have been an excessive drain on the limited pool of shares set aside by Mitel Networks under its ESOP. The options granted to Mr. Smith on the common shares currently held by Wesley Clover vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith’s employment start date, April 2, 2001, and expire on the fifth anniversary of the employment start date. As of July 27, 2004, 2,250,000 options at an exercise price of CDN$3.50 per common share have vested. Mr. Smith has not exercised any stock options to date.

Employee Stock Option Plan:

The shareholders of Mitel Networks approved the Mitel Networks Corporation Employee Stock Option Plan, dated March 6, 2001, amended as of May 8, 2001, and further amended as of August 3, 2001, June 18, 2002, September 6, 2002, June 13, 2003 and July 15, 2004 (the “ESOP”). All (i) non-employee directors of Mitel Networks (“Director Participants”), and (ii) fulltime employees or officers of Mitel Networks, any subsidiary and any affiliate, directors (other than Director Participants) of any subsidiary and any affiliate and consultants or any consultant company on a worldwide basis (“Participants”), are eligible to participate in the ESOP. There are no other service requirements or prerequisites to participation in the ESOP. The ESOP defines a “subsidiary” as any corporation in which Mitel Networks, directly or through one or more corporations which are themselves subsidiaries of Mitel Networks, owns 50% or more of the shares eligible to vote at meetings of the Company’s shareholders. For the purposes of the ESOP, a company is an “affiliate” of another company if one of them is a subsidiary of the other or if both are subsidiaries of the same company, or if each of them is controlled by the same person or company. Accordingly, provided that Dr. Matthews continues to control Mitel Networks, employees, officers and directors of other companies controlled by Dr. Matthews will be eligible to participate in the Mitel Networks ESOP.

On December 23, 2003, Mitel Networks offered all eligible employees the opportunity to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options (the “Six Plus One Program”). All of the 10,373,302 options tendered under the Six Plus One Program were cancelled on January 23, 2004. Mitel Networks granted an equal number of new options to the participating employees on July 26, 2004 less 96,350 options to employees who terminated within the six month period. The new options vest in four equal installments commencing one year from the date of grant.

Mitel Networks has reserved 25 million common shares for issuance under the ESOP. As of July 27, 2004, there were outstanding options to purchase 15,224,789 common shares. Therefore, under the terms of the ESOP, Mitel Networks is permitted to grant options to purchase additional 9,775,211 common shares. The following table sets forth aggregate options to purchase common shares held by senior management and directors at July 27, 2004:

Exercise Price	Total Options Outstanding	Total Exercisable Options

CDN$ 3.50	4,000	3,000
CDN$ 2.75	282,000	99,000
CDN$ 2.00	30,000	—
CDN$ 1.00	5,790,000	—

	6,106,000	102,000

Mitel Networks’ board of directors may terminate the ESOP (or any options thereunder) at any time. Options may only be granted pursuant to the ESOP within the ten-year period from March 6, 2001 to March 5, 2011. The termination of the ESOP has no effect on outstanding options, which continue in effect in accordance with their terms and conditions and the terms and conditions of the ESOP, provided that no option granted under the ESOP may be exercised after the tenth anniversary of the date upon which the option was granted or such other date specified by Mitel Networks’ Compensation Committee at the time it grants the option (which date shall not be prior to the date the Compensation Committee acts to grant the option).

Director Participants are granted options by Mitel Networks’ board of directors upon the occurrence of certain specified events. The number of options granted is calculated at the time of the grant using a Black-Scholes valuation formula.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Mitel Networks is controlled by Dr. Matthews who owns 68% of the outstanding shares, directly (40,897,750 Series B Shares or approximately 21%), indirectly through Wesley Clover (90,000,000 common shares or approximately 45%) and indirectly through Mitel Knowledge (4,555,169 common shares or approximately 2%). The following table sets forth certain information as of July 27, 2004 concerning the beneficial ownership of shares of Mitel Networks as to each person known to the management of Mitel Networks to be the beneficial owner of 5% or more of the outstanding shares of Mitel Networks:

Class of Shares	Identity of Person or Group	Beneficial Amount Owned (1)	Percentage of Class	Percentage of Voting Power

Series B Shares	Dr. Matthews	40,920,250	61%	21%

Common Shares	Wesley Clover	90,000,000	81%	45%

	Total shares owned by	135,477,419	N/A	68%
	Dr. Matthews	(2), (3)

Series A Shares	EdgeStone Capital	30,000,000	100%	14%
	Equity Fund II Nominee, Inc.

Series B Shares	PTIC	16,000,000	24%	8%

Common Shares	Her Majesty the Queen in	12,986,968	12%	6%
	Right of Canada

Common Shares	Zarlink Semiconductor	10,000,000	9%	5%
	Corporation

(1)	Beneficial Amount Owned includes warrants, options or other convertible securities held by the person or group, that are exercisable or convertible within 60 days into shares of the Company.

(2)

Excludes the impact of vested options granted by Wesley Clover to Donald Smith, Paul Butcher and Peter Charbonneau to acquire up to 3,425,000 common shares in the aggregate from the holdings of Wesley Clover.

(3)	Includes the 90,000,000 common shares owned by Wesley Clover and the 4,555,169 common shares owned by Mitel Knowledge.

(4)

The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the shareholders of the Company, the EdgeStone nominees are elected. See Item 10.C of this annual report for discussion of the Shareholders Agreement.

At July 27, 2004, Dr. Terence H. Matthews also held 125,934 options to purchase common shares of Mitel Networks at exercise prices ranging from CDN$1.00 to CDN$2.75 per share, of which 22,500 had vested. Of the 125,934 options, 30,000 expire in July 2007, a further 30,000 options expire in July 2008 and the remaining 65,934 expire in July 2009.

Mitel Networks’ major shareholders do not have different voting rights than other shareholders. Mitel Networks is not aware of any arrangements, the operation of which would result in a change in control of Mitel Networks.

United States Shareholders

On July 27, 2004, Mitel Networks had 461 registered shareholders with addresses in the United States holding approximately 1,846,256 common shares and 12 holding 992,114 Series B Shares or combined on an as if converted to common shares basis approximately 1% of the total number of issued and outstanding shares. United States residents also hold options to purchase 1,276,150 common shares. Residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

B. Related Party Transactions

Set forth below is a description of several transactions between Mitel Networks and persons or entities that are deemed to be related parties to Mitel Networks. With the exception of the persons and entities referred to below under “Other Transactions,” all of such related parties are entities directly or indirectly controlled by Dr. Matthews.

New Heights Software Corporation (“NewHeights”) (a corporation controlled by Owen Matthews, who is related to Dr. Matthews) may be deemed a related party because Dr. Matthews indirectly owns a 11.3% (approximate) beneficial interest in that company.

Encore Networks, Inc. (“Encore”) may be deemed to be a related party because Dr. Matthews directly or indirectly owns a 73.5% (approximate) beneficial interest in that company.

MKC Corporation (“MKC”) may be deemed to be a related party because Dr. Matthews directly or indirectly owns a 82.2% (approximate) beneficial interest in that company.

Natural Convergence Inc. (“NCI”) may be deemed to be a related party because Dr. Matthews directly or indirectly owns a 10.4% (approximate) beneficial interest in that company.

There are a significant number of related party transactions principally as a result of the structure that was adopted in order to effectuate Dr. Matthews’ acquisition of the communications systems division of Zarlink. That transaction was negotiated at arms’ length between Dr. Matthews and Zarlink. The parties agreed upon the aggregate consideration to be paid for the communications systems division, which consisted of cash and Zarlink’s retained interest in Mitel Networks, which was then 10%. The decision to effectuate the purchase partially through the acquisition of Zarlink’s Canadian real property by MRPC and substantially all of the intellectual property assets of the Predecessor Business by Mitel Knowledge was made, and the resulting agreements between Mitel Networks and such other entities were entered into, in order to structure the transaction in the most tax-efficient manner and to maximize the economic benefits of such transaction to the purchaser.

Outsourcing of Manufacturing and Repair Operations:

On August 31, 2001, in an effort to rationalize its operations and focus on core competencies, Mitel Networks sold its manufacturing and repair operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge, a company in which Dr. Matthews holds a 33% beneficial interest, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of $5.4 million and promissory notes payable of $0.4 million. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred and bore interest at LIBOR rate plus 1.5 percent. The promissory notes payable were unsecured, bore interest at LIBOR rate plus 1.5 percent and were partially set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with

BreconRidge. The transaction resulted in a loss on disposal of $1.5 million that was recorded in operating expenses in Fiscal 2002. The promissory notes receivable, net of the promissory notes payable, were paid in full on February 27, 2003. During Fiscal 2004 BreconRidge vacated premises that had been subleased from Mitel Networks pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an amount of $0.6 was recorded in the Fiscal 2004 Consolidated Statement of Operations as an additional loss arising on the disposal activity.

In connection with the disposal of the manufacturing operations, Mitel Networks entered into a supply agreement dated August 31, 2001 whereby BreconRidge agreed to provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. Pursuant to an amendment dated February 27, 2003, the initial term of the agreement was extended to December 31, 2007, and will be automatically renewed thereafter for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase Mitel Networks’ raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2004, Mitel Networks purchased $84.9 million (2003 – $115.7 million; 2002 – $81.3 million) of products and services and sold $2.7 million (2003 – $6.4 million; 2002 – $22.1 million) of raw material inventory under this agreement. As at April 25, 2004, balances payable pursuant to this agreement amounted to $15.4 million and balances receivable pursuant to this agreement amounted to $1.7 million (April 27, 2003 – $8.5 million and $1.4 million, respectively).

Pursuant to the terms of the supply agreement, Mitel Networks is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized by Mitel Networks as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2004, manufacturing tools purchased from BreconRidge amounted to $0.1 million (2003 – $1.2 million; 2002 – $0.1 million).

On August 31, 2001, Mitel Networks also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements (described below), as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2004, Mitel Networks provided services valued at $3.3 million (2003 – $4.7 million; 2002 – $5.9 million) under these agreements. As at April 25, 2004, there was no receivable balance outstanding pursuant to these agreements.

Currently, four of the eight members of the Board of Directors of Mitel Networks, namely, Dr. Matthews, Peter Charbonneau, Gilbert Palter and Guthrie Stewart, are also members of the board of directors of BreconRidge.

Leased Properties:

In March 2001, Mitel Networks entered into a lease agreement for its Ottawa-based headquarters facilities of 512,391 square feet with MRPC under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

On August 31, 2001 and in connection with the outsourcing of its manufacturing and repair operations, Mitel Networks entered into sublease agreements with BreconRidge whereby BreconRidge leases certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 256,967 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to MNL and BreconRidge. During Fiscal 2004, Mitel Networks incurred $6.6 million (2003 – $6.0 million; 2002 – $6.1 million) of rent expense in connection with the leased Ottawa headquarters facilities and has earned rental income of $4.2 million (2003 – $3.7 million; 2002 – $2.6 million) in connection with the BreconRidge sublease agreement.

Strategic Alliance Agreement with March Networks:

In September 2001, Mitel Networks entered into a strategic alliance agreement with March Networks, a company controlled by Dr. Matthews, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties have agreed to cooperate in the performance of joint development activities and each party bears its own costs arising in connection with the performance of its obligations. Both parties share common costs incurred in the performance of joint activities. During Fiscal 2004, Mitel Networks purchased $1.0 million (2003 – $2.4 million; 2002 – $1.5 million) in products and services from March Networks and had an insignificant balance payable (April 27, 2003 – $0.1 million) recorded in the due to related parties pursuant to this agreement at April 25, 2004.

Financing of Operations:

Since February 16, 2001, Mitel Networks has borrowed, from time to time, funds from companies controlled by Dr. Matthews to finance its operations and working capital requirements.

During Fiscal 2003 and Fiscal 2002 Mitel Networks borrowed an aggregate of $28.9 million from Wesley Clover, a company controlled by Dr. Matthews. These unsecured demand promissory notes were subordinated to bank debt. In connection with certain of the notes Mitel Networks entered into an agreement with Wesley Clover and EdgeStone. Pursuant to the agreement, EdgeStone had the option to (i) exchange all or a portion of its equity interest in the other company for a corresponding portion of Mitel Networks’ demand loans payable to Wesley Clover, and (ii) convert the amount of the demand loans payable into securities of Mitel Networks offered in the first offering subsequent to February 27, 2003, other than an offering to employees or existing shareholders, at a conversion price per share no greater than CDN$1.50, which was the fair value of Mitel Networks’ common shares on the date of the agreement (the “Exchange Option Agreement”). Unless terminated upon the consent of the parties, the agreement would terminate upon the earlier of (i) the completion of the exchange, and (ii) the closing of the offering. During Fiscal 2004 the entire balance of the promissory notes outstanding of $31.0 million were converted into 20,448,875 common shares of the Company shares at the then fair value of the common shares of CDN$2.00 per common share. In April 2004: (a) the Exchange Option Agreement was terminated pursuant to an Exchange Option Termination Agreement entered into by the parties; and (b) pursuant to an Exchange and Release Agreement between Mitel Networks and Wesley Clover, all of the 20,448,875 common shares were exchanged for 40,897,750 Series B Shares at the then fair value of CDN$1.00 per preferred share.

Other Transactions:

Mitel Networks has entered into technology licensing and distribution agreements with companies related to Dr. Matthews under terms reflecting prevailing market conditions, including, New Heights, Encore, NCI, and MKC. These companies develop technology that Mitel Networks integrates with, distributes and/or sells alone or as part of, its own products.

In the normal course of business, Mitel Networks enters into purchase and sale transactions with companies related to Dr. Matthews under terms reflecting prevailing market conditions.

In August 2002, certain of Mitel Networks’ directors and members of senior management purchased convertible debentures in an aggregate amount of $0.3 million. During Fiscal 2004 all of the debentures were converted into common shares of the corporation at the then fair value of the common shares of CDN$2.00 per common share, and then later exchanged for Series B Shares at the then fair value of CDN$1.00 per preferred share.

During Fiscal 2004 Mitel Networks issued 20,000,000 Series A Shares to EdgeStone, as further described in Section 4.A of this annual report. See also Item 10.C of this annual report for a description of the Shareholders Agreement and Registration Rights Agreement arising as a result of the financing transaction with EdgeStone.

By way of private letter agreements between Mr. Paul Butcher, Chief Operating Officer of Mitel Networks, Mr. Donald Smith, CEO of Mitel Networks, and Dr. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher and Mr. Smith options to purchase common shares of Mitel Networks owned by Wesley Clover. Proceeds of the exercise of any such options will be payable by Mr. Smith and Mr. Butcher to Wesley Clover . Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith’s start date (April 2, 2001) and Mr. Butcher’s start date (February 16, 2001). A similar, oral agreement was entered into between Mr. Peter Charbonneau and Dr. Matthews on February 16, 2001. As of July 27, 2004, none of these options had been exercised.

Sir David Rowe-Beddoe, a director of the Company, provides advisory services to the Company for which he receives compensation. During Fiscal 2004, Mitel Networks paid $102,664 to Sir David Rowe-Beddoe as compensation for advisory services provided during the year.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.     Consolidated Statements and Other Financial Information

Mitel Networks’ Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Item 18.

Legal Proceedings

In October 2003 Mitel Networks was served with a summons and complaint in a class action lawsuit brought forward by former employees of the Company. The complaint alleges liabilities for pay in lieu of termination notice and temporary reduction in hours and pension contributions. A tentative date for mediation has been scheduled during the second quarter of Fiscal 2005. Mitel Networks is at the early stages of evaluating this claim, and estimates that its range of loss relative to this matter may be $0 to $1.5. The Company intends to vigorously defend this matter.

Mitel Networks is also party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of Mitel Networks, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of Mitel Networks or the consolidated results of operations.

Dividend Policy

Mitel Networks has not declared or paid any cash dividends on its common shares, Series A Shares or Series B Shares. The Company is also subject to certain restrictions in respect of the declaration and payment of dividends, which restrictions are contained in the Company’s articles of incorporation and its banking facilities. Mitel Networks currently intends to retain any future earnings for use in the operation and expansion of its business. Mitel Networks does not anticipate paying any cash dividends on its common shares, Series A Shares or Series B Shares in the foreseeable future.

B.     Significant Changes

No significant change has occurred since the date of the audited consolidated financial statements included in Item 18.

Item 9. The Offer and Listing

A.     Offer and Listing Details

The common shares, Series A Shares and Series B Shares of Mitel Networks are not listed for trading on any stock exchange or any other regulated market.

Since its formation on January 12, 2001:

•	Mitel Networks had two investment rounds whereby common shares were offered and sold at a price of CDN$4.00 per share.

•	Mitel Networks issued 13,207 common shares upon the exercise of options having an exercise price ranging from CDN$3.50 to CDN$4.00 per share.

•	Mitel Networks issued 4,555,169 common shares to Mitel Knowledge on November 1, 2002 at a price of CDN$2.75 per share in consideration for the purchase of intellectual property.

•	Mitel Networks issued 20,000,000 Series A Shares on April 23, 2004 at an issue price of CDN$1.00 per preferred share.

See Item 10.B of this annual report for a description of the common shares, Series A Shares and Series B Shares.

B.     Plan of distribution.

Not applicable.

C.     Markets.

The common shares, Series A Shares and Series B Shares of Mitel Networks are not listed for trading on any United States, Canadian or other stock exchange, there are currently no plans to list these shares on any stock exchange, and there is no guarantee that any such listing will be completed in the future. There is no market through which Mitel Networks’ common shares, Series A Shares and Series B Shares may be sold or resold. The shares have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, the securities laws of Canada or any province thereof, or the securities laws of any other country or governmental subdivision thereof. Therefore, there are significant restrictions on the resale of Mitel Networks’ shares.

The shares may not be resold unless registered under applicable securities laws or an exemption from registration is available under applicable securities laws. The terms of Mitel Networks’ articles of incorporation also prohibit any transfer of shares without the consent of Mitel Networks’ board of directors.

D.     Selling shareholders.

Not applicable.

E.     Dilution.

Not applicable.

F.     Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.     Share Capital.

Not applicable.

B.     Memorandum and Articles of Incorporation

Mitel Networks is incorporated under the CBCA under company number 385460-4. The date of incorporation is January 12, 2001.

In June 2004, the board of directors of Mitel Networks approved the repeal of the Company’s former general operating by-laws and adopted By-law No. 1A, a new by-law relating generally to the transactions of the business and affairs of the Company.

On July 15, 2004, at a meeting of the shareholders, the shareholders of Mitel Networks ratified the repeal of the previous general operating by-laws and the adoption of By-law No. 1A.

Mitel Networks’ certificate and articles of incorporation do not contain any limitations on Mitel Networks’ objects or purposes. The following is a summary of certain provisions of Mitel Networks’ certificate and articles of incorporation:

Meetings of Shareholders

Subject to the CBCA, the annual meeting of shareholders of Mitel Networks is to held on such day and at such time in each year as the board, or the chairperson of the board, or the vice-chairperson of the board, or the president in the absence of the chairperson or vice-chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Pursuant to subsections 133(b) and 155(1) of the CBCA, Mitel Networks must hold the annual meeting of its shareholders at least once every calendar year and not later than fifteen months after the preceding ordinary general meeting. Mitel Networks must place before the shareholders at every annual meeting comparative financial statements for the immediately preceding financial year along with the report of the auditor.

In accordance with subsection 143 of the CBCA the holders of not less than five percent of the issued and outstanding shares of Mitel Networks that carry the rights to vote may requisition the directors (by sending the requisition to each director and to the registered office) of Mitel Networks to call a meeting of shareholders for the purposes stated in the requisition. Upon the requisition of shareholders, the directors shall proceed to convene the meeting or meetings to be held in the manner set forth in the by-laws of Mitel Networks or the CBCA, as applicable. The requisition shall state the business to be transacted at the meeting.

Subject to the CBCA, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of Mitel Networks. If a meeting of shareholders is adjourned for less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.

A quorum of shareholders is present at a meeting of shareholders of Mitel Networks if the holders of 20% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons.

Section 137 of the CBCA proscribes the method under which proposals may be made by shareholders entitled to vote. The shareholder must submit to the Company a notice of any matter that the person proposes to raise at the meeting. The Company shall set out the proposal in the management proxy circular and the proposing shareholder may request to include a supporting statement. If the Company does not include the proposal in the management proxy circular, it must send a notice of refusal to the proposing shareholder including the reasons why the proposal will not be included. Either the shareholder and/or the Company may apply to the courts claiming aggrievance.

Directors

At least twenty-five per cent of the directors of Mitel Networks must be resident Canadians. However, if the Company has less than four directors, at least one director must be a resident Canadian. Subject to the terms of the Shareholders Agreement, the board shall manage or supervise the management of the business and affairs of Mitel Networks. Section 122 of the CBCA states that every director and officer of the Company shall act honestly and in good faith with a view to the best interests of the Company and to exercise care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to its by-laws and articles, the directors of Mitel Networks may fix the remuneration of the directors of Mitel Networks.

No director or officer shall be liable for: (a) the acts, receipts, neglects or defaults of any other director, officer, employee or agent of Mitel Networks or any other person; (b) any loss, damage or expense happening to Mitel Networks through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of Mitel Networks, or for the insufficiency or deficiency of any security in or upon which any of the moneys of Mitel Networks shall be loaned out or invested; (c) any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or Company, including any person, firm or Company with whom any moneys, securities or other assets belonging to Mitel Networks shall be lodged or deposited; (d) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to Mitel Networks; (e) any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director’s or officer’s respective office or in relation thereto, relieve a director or officer from the duty to act in accordance with the CBCA or relieve such director or officer from liability for a breach of the CBCA.

Mitel Networks shall indemnify a director or officer of the Company, a former director or officer of the Company or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding (a “proceeding”) in which the individual is involved because of that association with the Company or other entity. The Company may not indemnify an individual in connection with the previous sentence unless the individual: (a) acted honestly and in good faith with a view to the best interests of the Company or other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request, as the case may be; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

A director or officer of Mitel Networks who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Company, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Company shall disclose the nature and extent of his/her interest at the time and in the manner provided in the CBCA. Except as provided in the CBCA, no such director of the Company shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between the Company and one or more of its directors or officers, or between the Company and another person of which a director or officer of the Company is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the CBCA and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Company at the time it was approved.

Capital Stock

Pursuant to its articles of incorporation, as amended, Mitel Networks’ authorized capital consists of an unlimited number of common shares without par value, and, as described below, an unlimited number of Class A Convertible Preferred Shares, issuable in series, and an unlimited number of Class B Convertible Preferred Shares, issuable in series. Each common share ranks equally as to dividends, voting rights and as to the distribution of assets on winding-up for liquidation. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

The articles also provide that no shares of Mitel Networks may be transferred without the consent of the directors of Mitel Networks evidenced by a resolution passed by them and recorded in the books of Mitel Networks. However, Mitel Networks may be prohibited from having this restriction if, under the CBCA regulations, it is deemed to be a “distributing corporation”. A “distributing corporation” includes a corporation that has filed a prospectus or registration statement under provincial legislation or under the laws of a jurisdiction outside Canada. Mitel Networks has filed a registration statement with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934. If such registration statement is also considered to be a “registration statement” for purposes of the

CBCA regulations, Mitel Networks would be deemed to be a distributing corporation for purposes of the CBCA. Given that Mitel Networks’ securities are not listed on any stock exchange and no market exists for such securities, Mitel Networks proposes to make an application under the CBCA for a determination that it is not a distributing corporation for purposes of the CBCA. In the absence of such determination, Mitel Networks expects it would file articles of amendment to delete the share transfer restriction from its articles, in accordance with previously obtained shareholder approval.

By-law No. 1A provides that, subject to the CBCA and the Company’s articles, shares may be issued at such times and to such persons and for such consideration as the directors may determine.

On April 22, 2004 Mitel Networks filed Articles of Amendment amending its authorized capital to create two classes of preferred shares, the Class A Convertible Preferred Shares and the Class B Convertible Preferred Shares, each issuable in series. On April 23, 2004 Mitel Networks filed Articles of Amendment to designate the first series of Class A Convertible Preferred Shares as the Class A Convertible Preferred Shares, Series 1 (or “Series A Shares”, as they are referred to in this annual report) and to designate the first series of Class B Convertible Preferred Shares as the Class B Convertible Preferred Shares, Series 1 (or “Series B Shares”, as they are referred to in this annual report).

The rights, privileges, restrictions and conditions attaching to the Class A Convertible Preferred Shares and the Class B Convertible Preferred Shares are set out in the Articles of Amendment dated April 22, 2004 and attached as Exhibit 1.2 to this annual report.

The rights, privileges, restrictions and conditions attached to the Series A Shares and the Series B Shares are set out in the Articles of Amendment dated April 23, 2004 and attached as Exhibit 1.3 to this annual report.

The following summarizes the key rights, privileges, restrictions and conditions attached to the Series A Shares and Series B Shares:

Series A Shares:

(a)     Liquidation Preference — Upon the occurrence of a liquidation, dissolution or winding-up of the Company, or a “change of control” of the Company (as defined in the Series A Share provisions), holders of Series A Shares will be entitled to receive from the Company, in preference to any distribution to holders of Series B Shares (or any other series of Class B Convertible Preferred Shares) or common shares, an amount, in respect of each Series A Share, equal to the original issue price of CDN$1.00 per share plus any declared but unpaid dividends on such share (the “Series A Liquidation Preference”), subject to customary adjustments. After payment (whether in cash or other consideration) of the Series A Liquidation Preference, and payment (whether in cash or other consideration) of the Series B Liquidation Preference as described below, the holders of the Series A Shares are entitled to receive the amount (the “Series A Participation Amount”) resulting from the remaining assets of the Company available for distribution being distributed to the shareholders of the Company rateably on an as-if-converted to common shares basis.

Notwithstanding the above, if the liquidation, dissolution, winding-up or change of control occurs within the first two years from the date the Series A Shares were originally issued:

•	if Series A Participation Amount per share would be equal to or greater than the sum of two times the original issue price of the Series A Shares plus declared but unpaid dividends, the holders of Series A Shares will not be entitled to receive the Series A Liquidation Amount and will only receive the Series A Participation Amount; and

•	if Series A Participation Amount per share is less than the sum of two times the original issue price of the Series A Shares plus declared but unpaid dividends, then the maximum amount per Series A Share that the holders are entitled to receive shall be the sum of two times the original issue price of the Series A Shares plus declared but unpaid dividends.

(b)     Voting — The Series A Shares have voting rights on an as-if-converted to common shares basis, and shall vote together with the holders of common shares and Series B Shares.

(c)     Conversion — The Series A Shares are convertible, at the option of the holder, and automatically in certain circumstances, into common shares of the Company, on the basis of one common share for each Series A Share so converted, subject to customary adjustments for events such as stock splits and the anti-dilution protection described below. Events that will trigger the automatic conversion of Series A Shares into common shares include: (i) the completion of an initial public offering meeting certain pre-conditions; and (ii) the vote of the holders of a certain percentage of the outstanding Series A Shares to require conversion.

In addition, if the conversion occurs after two years from the original issuance date of the Series A Shares, holders of Series A Shares will also receive, in respect of each Series A Share, an additional number of common shares (the “Additional Common Shares”) equal to the original issue price (as adjusted) of the Series A Shares, divided by the fair market value of a Common Share at the time of such conversion. Further, in the event of a conversion in connection with an initial public offering that does not meet certain pre-conditions within the first two years from the original issuance date, holders of Series A Shares shall also be entitled to receive certain additional common shares, determined, with respect to each Series A Share so converted by a fraction, where the numerator is the difference between two times the issue price less the greater of (i) the issue price and (ii) the IPO offering price; and the denominator is the IPO offering price.

(d)     Anti-Dilution Protection — The Series A Shares have “full ratchet” anti-dilution protection, such that if the Company issues common shares (or securities exercisable for, convertible into or exchangeable for common shares) at a price per common share which is less than the issue price (as adjusted) of the Series A Shares, then the number of common shares into which the Series A Shares will then be convertible will thereafter be calculated on the basis of the lowest price at which the common shares (or securities exercisable for, convertible into or exchangeable for common shares) were issued.

(e) Redemption — The Series A Shares have redemption rights, which entitle the holders of a certain percentage of the outstanding Series A Shares, at any time following five years and one day from the last date that shares are issued in connection with the Financing, to require the Company to redeem the Series A Shares. Subject to the availability of sufficient funds for redemption, upon any such redemption, holders of Series A Shares will be entitled to receive from the Company an amount equal to the sum of (i) the number of Series A Shares outstanding multiplied by the sum of the issue price and the per share amount of any declared but unpaid dividends; and (ii) the then fair market value of the common shares into which such Series A Shares are then convertible.

Series B Shares:

The Series B Shares are substantially the same as the Series A Shares, except that the Series B Shares rank junior to the Series A Shares (but senior to the common shares) with respect to entitlements on a liquidation, dissolution or winding up of the Company or a change of control of the Company and, where there are insufficient assets available to fully redeem the Series A Shares and Series B Shares, with respect to priorities to certain redemption payments.

C.     Material Contracts

The following summary of Mitel Networks’ material agreements, which agreements are filed as exhibits to this annual report, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of those agreements.

a) Subscription Agreement between Mitel Networks and EdgeStone

On April 23, 2004, Mitel Networks entered into a Subscription Agreement with EdgeStone, setting out the terms and conditions pursuant to which EdgeStone subscribed for Series A Shares, a Series 1 Warrant and the Series 2 Warrant. See Item 4.A to this annual report for further details in respect of the Subscription Agreement.

b) Shareholders Agreement between Mitel Networks, Mitel Systems Corporation (now Wesley Clover), Zarlink , PTIC, Dr. Matthews, Mitel Knowledge, WCC (now Wesley Clover) and EdgeStone:

Mitel Networks, Wesley Clover, Zarlink and PTIC were parties to an amended and restated shareholder agreement dated August 31, 2001. Each of the parties subsequently entered into a Waiver and Termination Agreement dated April 23, 2004 thereby terminating such amended and restated shareholders agreement. On April 23, 2004, in connection with the Financing, Mitel Networks, Wesley Clover, Zarlink, PTIC, Dr. Matthews, Mitel Knowledge and EdgeStone entered into a new shareholders agreement (the “Shareholders Agreement”). The Shareholders Agreement contains provisions relating to the entitlement of EdgeStone to appoint two directors to the board of directors of the Company, and various other provisions respecting the management of Mitel Networks and dealings with the securities of Mitel Networks held by the shareholders which are parties to the Shareholders Agreement. Certain parties to the

Shareholders Agreement, namely, Wesley Clover and Mitel Knowledge, are corporations controlled directly or indirectly by Dr. Matthews.

The Shareholders Agreement also contains put rights in favour of certain of the shareholders, as follows:

•	If Mitel Networks has not completed an initial public offering by September 1, 2006, Zarlink shall have the right, exercisable for 90 days after September 1, 2006, to require Mitel Networks to repurchase all or any portion of the 10,000,000 common shares held by Zarlink (subject to appropriate adjustment for events such as stock splits) at a purchase price of CDN$2.85 per share.

•	If Mitel Networks has not completed an initial public offering by September 1, 2006, PTIC shall have the right, exercisable for 90 days after September 1, 2006, to require Mitel Networks to repurchase all or any portion of the 16,000,000 Series B Shares (subject to appropriate adjustment for events such as stock splits) held by it on the date of the Shareholders Agreement (or the common shares issued on the conversion thereof). The purchase price shall be with respect to each Series B Shares, CDN$1.00 per share (subject to appropriate adjustments) and, with respect to each common share issued on the conversion of a Series B Share, equal to CDN$1.00 divided by the number of common shares issued upon conversion of such Series B Share, in either case together with an amount equal to the interest on the aggregate amount payable for such shares at a rate of 7% per annum commencing August 31, 2001 and compounded semi-annually.

•	If either of Zarlink or PTIC exercises its put rights as described above, EdgeStone shall also have the right to require the Company to repurchase all but not less than all of the Series A Shares then held by EdgeStone, for a purchase price equal to the sum of (i) CDN$1.00 per share (subject to appropriate adjustment for events such as stock splits) plus an amount equal to any declared but unpaid dividends on such shares; plus (ii) the issuance of that number of common shares equal to the number of common shares then issuable on the conversion of the Series A Shares then held by EdgeStone. Following the purchase of such Series A Shares from EdgeStone by Mitel Networks upon the exercise of such put rights by EdgeStone, EdgeStone shall also have the right, upon certain sale events or after five years plus one day after the date of the Financing, to require the Company to repurchase all or any of its common shares or convertible securities then held, for a purchase price based on the then fair market value of such securities.

Where EdgeStone and one or more of the other shareholders exercises their put rights, EdgeStone shall have priority, such that the Company will be required to repurchase all of EdgeStone’s securities which are the subject of the exercise of its put right, before any payments are made to Zarlink and/or PTIC. Thereafter, where both Zarlink and PTIC have exercised their put rights, their put rights shall rank pari passu.

c) Registration Rights Agreement between Mitel Systems (now Wesley Clover), Zarlink, PTIC, Mitel Knowledge, WCC (now Wesley Clover) and EdgeStone

In connection with the Financing, Mitel Networks also entered into a registration rights agreement (the “Registration Rights Agreement”) with Wesley Clover, Zarlink, PTIC, Mitel Knowledge and EdgeStone dated April 23, 2004. Pursuant to the Registration Rights Agreement, Mitel Networks covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United Shares and/or Canada.

d) Receivables Purchase Agreement between the Mitel Group and The Canada Trust Company

The Mitel Group have entered into a Receivable Purchase Agreement with The Canada Trust Company (the “Purchaser”) with an effective date of April 16, 2004, whereby certain qualifying non-interest bearing trade receivables in Canada and the United States may be purchased from the Mitel Group by the Purchaser and transferred to a securitization trust.

e) Amended and Restated Loan Agreement between Mitel Networks, the Lenders from time to time and the Bank of Montreal as Administrative Agent

Mitel Networks, as borrower, has entered into an Amended and Restated Credit Agreement with the Bank of Montreal as administrative agent and lead arranger (the “Bank”), effective as of April 21, 2004, and amended on July 24, 2004, whereby a revolving credit facility of $22 million (CDN$30 million) has been made available to Mitel Networks upon and subject to the terms and conditions therein set forth (the “2004 Bank Facility”). See Item 5.B Liquidity and Capital Resources for additional discussion of this loan facility. The 2004 Bank Facility amends and restates an Amended and Restated Credit Agreement made as of February 27, 2003, as amended by amending agreements made as of June 12, 2003 and February 24, 2004.

f) Loan Agreement with Export Development Canada (“EDC”)

MNL, a wholly-owned subsidiary of Mitel Networks, entered into a loan agreement dated March 4, 2003 with EDC in the amount of £4.1 million that was subject to a borrowing base. The facility bore interest at LIBOR plus 3.5%. The facility was secured by a general assignment of Mitel Networks’ accounts receivable and a general security interest in the remaining assets of Mitel Networks and its two U.S. wholly-owned subsidiaries, each of which was a guarantor. EDC also held £683,470 in cash collateral to support the loan. The loan facility contained certain restrictions and financial covenants. The remaining balance outstanding on the loan £4,117,590.23 (including accrued interest) was repaid to EDC in full on April 19, 2004, and on April 19, 2004 £703,229.77, being cash collateral (including accrued interest) held by EDC was repaid to Mitel Networks, in full, and certain underlying security and guarantees in connection with the credit facility were discharged.

g) Chattel Mortgage Loan Facility with Barclays Bank PLC

On October 22, 2001, MNL entered into a loan with Barclays Bank PLC in the amount of £5.0 million, secured by certain United Kingdom equipment. The mortgage bears interest at 7.7%, is payable in monthly installments and is due in October 2004. See Item 5.B Liquidity and Capital Resources for additional discussion of this loan facility.

h) Chattel Mortgage Loan Facility with Barclays Bank PLC

On April 25, 2003, MNL entered into a loan with Barclays Bank PLC in the amount of £0.8 million, secured by certain United Kingdom equipment. The mortgage bears interest at 6.3%, is payable in monthly installments and is due in April 2006. See Item 5.B Liquidity and Capital Resources for additional discussion of this loan facility.

i) Real Property Loan Facility with Barclays Bank PLC

Pursuant to a facility letter dated December 13, 2001 and a legal charge dated January 24, 2002, MNL entered into a real property loan facility with Barclays Bank PLC in the amount of £7.5 million, which is secured by the real property located in the Mitel Business Park, Portskewett, Monmouthshire. See Item 5.B Liquidity and Capital Resources for additional discussion of this loan facility.

j) Business Overdraft and Ancillary Facilities with Barclays Bank PLC

On June 24, 2002, MNL and Barclays Bank PLC entered into an overdraft facility of £1 million and ancillary facilities totaling £3.0 million. See Item 5.B Liquidity and Capital Resources for additional discussion of this loan facility.

Agreements with BreconRidge:

a) Supply Agreement with BreconRidge

On August 31, 2001 Mitel Networks and two of its wholly-owned subsidiaries entered into a supply agreement with BreconRidge, under which BreconRidge supplies certain products and services to Mitel Networks. Pursuant to an amendment dated February 27, 2003, the initial term of the agreement was extended to December 31, 2007, and will be automatically renewed thereafter for additional one-year periods unless terminated. Either party has the right to terminate the agreement by giving prior written notice of one hundred and eighty (180) days at any time during a renewal term, or to give notice of its intent not to renew no less than one hundred and eighty (180) days prior to the expiration of a renewal term. Subject to certain exceptions, the supply agreement is exclusive during the initial term with respect to current products and new product introductions. Under the terms of the supply agreement, BreconRidge manufactures the majority of Mitel Networks’ products and provides repair and other related services.

The supply agreement with BreconRidge does not contain any minimum purchase requirements. Under the terms of the supply agreement, Mitel Networks is not obligated to purchase products from BreconRidge in any specific quantity, unless and until a binding purchase order has been issued. Mitel Networks may be obligated to purchase certain excess inventory levels from BreconRidge that could result from Mitel Networks’ actual sales varying from forecast. Furthermore, BreconRidge is required to purchase Mitel Networks’ raw material inventory, before turning to third party suppliers for raw material procurement. BreconRidge has committed to certain cost reductions through August 1, 2004 on purchases of traditional communications platform products.

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

b) Sublease Agreement between Mitel Networks and BreconRidge

On August 31, 2001 Mitel Networks entered into a sublease agreement to lease to BreconRidge certain of its Ottawa manufacturing and office facility totaling 158,780 square feet. The term of the agreement is five years expiring on August 31, 2006. BreconRidge has the option to extend the sublease for an additional five years. The annual base rent is CDN$1,573,020.

The sublease agreement was amended on May 31, 2002 to include additional space of 4,026 square feet thereby increasing the annual base rent to CDN$1,625,358.

c) Lease Agreement between MNL and the U.K. subsidiary of BreconRidge

On September 14, 2001, MNL entered into a lease agreement with the U.K. subsidiary of BreconRidge for 94,161 square feet (8,751 square meters) of office and manufacturing space located in the Portskewett Business Park located in Portskewett, Monmouthshire, U.K. The term of the lease is fifteen years expiring on August 30, 2016 with cancellation options on the fifth and tenth years available to Mitel Networks and BreconRidge. The annual base rent is £517,884.

Agreements with Mitel Knowledge:

a) Transfer of Mitel Knowledge intellectual property to Mitel Networks, and termination of certain related Licensing and Research and Development Cost Sharing Agreements

On November 1, 2002, Mitel Networks exercised its Call Right under the MNC R&D Agreement (defined below). In connection with the Call Right, Mitel Networks and Mitel Knowledge entered into an (Intellectual Property) Purchase and Sale Agreement, also dated November 1, 2004, whereby all of Mitel Knowledge’s right, title and interest in and to the IP (as defined below) was transferred to Mitel Networks. The purchase price for the IP was CDN$12.5 million payable to Mitel Knowledge in 4,555,169 common shares of Mitel Networks.

In connection with the exercise of the Call Right and IP Purchase and Sale Agreement, on November 1, 2002, the following agreements were terminated by mutual consent of the parties thereto:

(i)	Research and Development Agreement between Mitel Knowledge and Mitel Networks dated March 27, 2001 (the “MNC R&D Agreement”);

Under the MNC R&D Agreement between Mitel Networks and Mitel Knowledge (which at that time was the owner of substantially all of the intellectual property

(excluding trademarks) utilized by Mitel Networks in its products (the “IP”)): (A) Mitel Knowledge retained Mitel Networks’ services to perform R&D in consideration for which Mitel Knowledge funded certain of Mitel Networks’ R&D activities; (B) Mitel Knowledge granted to Mitel Networks a license to exploit the intellectual property in Canada, South and Central America, Mexico and the Caribbean in exchange for a license fee; (C) Mitel Networks agreed to transfer to Mitel Knowledge any investment tax credits, but in no event less than CDN$10 million, earned on the R&D activities to the extent that such investment tax credits were not required to reduce Mitel Networks’ Canadian federal tax payable; (D) Mitel Networks was granted a call right (the “Call Right”) pursuant to which it had the right to require Mitel Knowledge to sell all of its rights, title, interest in, and benefits from, the IP, including improvements and new technology, to Mitel Networks upon the occurrence of the earliest of the following events: (1) the third anniversary of the agreement; (2) Mitel Networks passing a resolution to proceed with an initial public offering of its shares in Ontario or any other jurisdiction which results in the listing of its shares on a recognized stock exchange; or (3) the termination of the agreement on its terms. The MNC R&D Agreement provided that the purchase price for the IP would be paid by the issuance of common shares from Mitel Networks’ treasury with the number of shares to be determined in accordance with a formula described in the MNC R&D Agreement.

(ii)	Research and Development Agreement between Mitel Networks and Mitel Overseas, a wholly-owned subsidiary of Mitel Networks dated March 27, 2001 (the “MNOC R&D Agreement”);

Under the MNOC R&D Agreement, the parties agreed to undertake joint R&D and to share in the costs associated therewith. The agreement provided that Mitel Knowledge would own all intellectual property developed by either party. In exchange for Mitel Overseas bearing certain of the jointly incurred R&D costs, Mitel Knowledge granted to Mitel Networks Overseas Limited a royalty-free, exclusive license to exploit the intellectual property in the United States, Europe, Middle East, Africa and Asia Pacific regions.

(iii)	Intellectual Property License Agreement between Mitel Knowledge and Mitel Overseas dated March 27, 2001 (the “MNOC License Agreement”);

Under the MNOC License Agreement, Mitel Knowledge granted Mitel Overseas an exclusive, fully paid-up license to exploit the IP in the United States for total consideration of CDN$26.6 million in the form of a promissory note. The promissory note bore interest at the rate of 7.4%, compounded semi-annually, payable to Mitel Knowledge on demand.

Agreements with Other Affiliates of Dr. Matthews:

a) Demand Promissory Notes payable to Wesley Clover

The following table sets forth demand promissory notes outstanding at July 18, 2003, issued to finance Mitel Networks’ operations and working capital requirements. These notes were subordinated to bank debt.

	Principal	Currency	Date of issuance	Interest rate

Wesley Clover	$6 million	CDN	April 22, 2002	Prime
Wesley Clover	$4 million	CDN	May 10, 2002	Prime
Wesley Clover	$5 million	CDN	June 7, 2002	Prime
Wesley Clover	$5 million	CDN	June 21, 2002	Prime
Wesley Clover	$1 million	CDN	July 25, 2002	Prime
Wesley Clover	$10 million	CDN	February 26, 2003	Prime
Wesley Clover	$7.5 million	USD	February 27, 2003	Prime

In October 2003 the entire loan outstanding at that date of $31.0 million (CDN$ 40.9 million) was converted (and the debt discharged) into 20,448,875 common shares of the Company at their then fair value of CDN$2 per common share. On April 23, 2004, pursuant to an Exchange and Release Agreement entered into between the Company and Wesley Clover in connection with the Financing, all of the common shares issued on conversion of the loan were exchanged for 40,897,750 Series B Shares of the Company at their then fair value of CDN$1 per preferred share.

b) Lease Agreement between Mitel Networks and MRPC

On March 27, 2001, Mitel Networks and MRPC entered into a lease agreement pursuant to which Mitel Networks leases its headquarters facilities located in Ottawa, Ontario totaling 512,391 square feet. The initial term of the lease is ten years expiring on February 15, 2011. The terms of the lease reflect current market conditions. Annual base rent is CDN$13.00 per square foot for office space and CDN$9.00 per square foot for non-office space. Mitel Networks is responsible for the payment of operating costs in addition to the base rent.

c) Alliance Agreement between Mitel Networks, March Networks, MNL and Mitel Networks International Limited, subsidiaries of Mitel Networks

The agreement is effective September 21, 2001 with an initial term of two years which may be extended for additional subsequent one-year periods upon mutual consent of the parties. The Alliance Agreement was extended for one (1) year, expiring on September 21, 2004, unless extended for additional one-year periods upon mutual consent of the parties. Each party may terminate the agreement for its convenience on 60 days prior written notice.

The agreement provides for joint development of new projects to be determined by the parties, and marketing of each of Mitel Networks’ and March Networks’ IP-based products and services.

The parties are to establish an Alliance Management Committee comprised of three representatives from each of Mitel Networks and March Networks. The Alliance Management Committee is responsible for the overall management of the alliance to determine joint activities in the areas of product development, product marketing, and product and system integration to ensure where appropriate interoperability between the product portfolios of Mitel Networks and March Networks. With regard to any of these activities the Alliance Management Committee is also responsible for monitoring joint activities, reviewing promotional activities, approving specifications and pricing for any jointly developed products, and to allocate each parties’ liability for shared expenses.

Either party has the ability to propose joint product development to the Alliance Management Committee which will then evaluate and approve or reject the proposal. If the committee approves a proposal, then the parties will negotiate a binding Joint Development Agreement setting out, among other matters, the technology to be developed, each party’s responsibilities, ownership of intellectual property to be developed under the project if such arising intellectual property is not to be jointly owned.

Mitel Networks and March Networks will jointly brand, promote, market and distribute each other’s IP-based products and services. The terms and conditions under which each party will distribute the other party’s products are set out in a separate Global Marketing and Distribution Agreement.

Agreements with Zarlink:

a) Amended Supply Agreement between Mitel Networks and Zarlink

Mitel Networks entered into a non-exclusive supply agreement dated February 16, 2001 with Zarlink pursuant to which Zarlink supplies semiconductor components to Mitel Networks. The initial term of the agreement is ten years with subsequent automatic annual renewals

Zarlink is obligated to place all of its know how, improvements and new technology with respect to the manufacture of hybrid devices and VoIP products in escrow. The escrowed materials are to be released in the event of: bankruptcy; receivership; issuance of a last-time buy notification; discontinuance of manufacture; transfer of the hybrid or VoIP business in whole or in part to another party, if the party fails to assume the obligations of Zarlink with respect to the hybrid or VoIP products; a material breach of the agreement by Zarlink that adversely affects the continuing supply of products, which remains uncured 30 days after written notification of the breach.

Under the terms of the supply agreement, Zarlink granted to Mitel Networks a license in the Zarlink intellectual property, Zarlink improvements, and Zarlink developed new technology relating to the supplied components. Mitel Networks has the right to grant sublicenses only to semiconductor second source suppliers for hybrid and semiconductor components to be used in specified Mitel Networks products and VoIP products, to the extent that Zarlink intellectual property has been incorporated into the components and used by Mitel Networks. The supply agreement was amended by letter agreement dated October 24, 2001. The amending agreement provides for an expansion of the foregoing license grant in that it allows Mitel Networks, in the case of licensed intellectual property existing as of February 16, 2001 or created thereafter, to: (a) complete the development of the MT92102 VoIP device, (b) sublicense such intellectual property to a third party foundry to permit the manufacture of the MT92102 VoIP device (i) for sale by the foundry to Mitel Networks, and (ii) for sales by the foundry to its customers but restricted to applications based on Mitel Networks’ converged access products.

The amending agreement further provided for payment of non-recurring engineering expenses to Zarlink for the completion of the MT92102 device.

The supply agreement was further amended by Amending Agreement dated April 23, 2004, whereby clause 21(A)(ii) of the supply agreement, which had required prior approval from Zarlink in connection with amendments to Mitel Networks’ constating documents, was deleted in its entirety.

b) Lease Between MNL and Zarlink Semiconductor Limited, a subsidiary of Zarlink

MNL, a wholly-owned subsidiary of Mitel Networks, entered into a lease agreement dated February 2, 2001 with a wholly-owned subsidiary of Zarlink, pursuant to which the subsidiary leases 49,500 square feet at MNL’s premises at Portskewett Business Park, Portskewett Monmouthshire, on terms reflecting prevailing market conditions. The term of the lease is five years. Both parties have the right to terminate the lease on February 2, 2004, or at any time thereafter upon at least twelve months prior written notice. The base rent is £272,250 per annum.

c) Intellectual Property License Agreement between Zarlink and Mitel Networks

On February 16, 2001, Mitel Networks and Zarlink entered into an Intellectual Property License Agreement dated February 16, 2001 pursuant to which Zarlink licensed to Mitel Networks the intellectual property retained by Zarlink. Under the agreement, Zarlink granted to Mitel Networks a non personal, limited, assignable, royalty free, perpetual, non exclusive worldwide license for the licensed intellectual property to make, use, develop, offer for sale, or otherwise exploit for the licensed products. Zarlink is precluded from assigning any of the licensed intellectual property in whole or in part, or from granting a security interest therein, to any party engaged in the sale of products or services that are competitive with Mitel Networks. Mitel Networks is authorized to grant sublicenses of the intellectual property to permit it to carry on its business, except that it cannot sublicense the licensed intellectual property to allow the manufacturing of semiconductors other than for use in its business.

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

The Intellectual Property License between Zarlink and Mitel Networks dated February 16, 2001 was amended on October 24, 2001. The amendment provides for an expansion of the license granted to Mitel Networks with respect to licensed intellectual property existing as of February 16, 2001 or created thereafter to complete the development of the MT92102 VoIP device in that it allows Mitel Networks to sublicense such intellectual property to a third party foundry to permit the manufacture of the MT92102 VoIP device for sale by such foundry to Mitel Networks for its business, as well as to the foundry’s other customers for their business requirements, but restricted to applications based on Mitel Networks’ converged access products.

d) Non Competition and Non Solicitation Agreement between Zarlink and its subsidiaries, Mitel Systems (now Wesley Clover), Mitel Networks and its subsidiaries, MRPC, Mitel Knowledge and Dr. Matthews dated February 16, 2001

The Non Competition and Non Solicitation Agreement provides that (a) Zarlink, on behalf of itself and its subsidiaries, will not, for a period of five years carry on or be associated with any undertaking which is competitive with Mitel Networks, except that Zarlink (and its subsidiaries) may hold securities in a competitive business provided such securities do not exceed 5% of the outstanding equity securities of such company; and (b) Mitel Networks will not, for a period of five years, grant or permit in any manner any firm to compete with the semiconductor business of Zarlink , or permit any party to use any of Zarlink’s licensed intellectual property except as permitted under the Intellectual Property License Agreement between Zarlink and Mitel Networks dated February 16, 2001. The foregoing restriction does not preclude Mitel Networks from investing in a corporation, firm or entity which competes with Zarlink or any entity within Zarlink’s semiconductor group provided that such interest does not exceed 33% of the outstanding voting equity and provided that no use of licensed intellectual property is granted other than as is permitted pursuant to the Intellectual Property License Agreement.

Agreements with Key Employees:

a) Amended and Restated Employment Agreement between Mitel Networks and Paul Butcher

Effective as of February 16, 2001, Mitel Networks executed an Amended and Restated Employment Agreement with Paul Butcher pursuant to which Mr. Butcher was employed as President and Chief Operating Officer of Mitel Networks, reporting to the CEO. The agreement is for an indefinite term, subject to termination in accordance with its terms. In addition to a base salary, car allowance, stock options and senior management benefits and perquisites, Mr. Butcher is entitled to receive a bonus payment on each anniversary of his February 16th start date provided that specific objectives, to be defined by Mitel Networks, are met. The agreement details the compensation that Mr. Butcher would receive were his employment to terminate under various circumstances, and contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property.

By way of a private letter agreement between Mr. Butcher and Dr. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher options to purchase common shares in Mitel Networks from the holdings of Wesley Clover. Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Butcher’s February 16, 2001 start date.

b) Amended and Restated Employment Agreement between Mitel Networks and Donald Smith

Effective as of April 17, 2001, Mitel Networks executed an Amended and Restated Employment Agreement with Donald Smith pursuant to which Mr. Smith was employed as CEO of Mitel Networks, reporting to the Chairman of the board of directors of Mitel Networks. The agreement is for an indefinite term, subject to termination in accordance with its terms. In addition to a base salary, car allowance, stock options and senior management benefits and perquisites, Mr. Smith is entitled to receive an annual bonus payment in an amount determined by the Compensation Committee of Mitel Networks’ board of directors. The agreement details the compensation that Mr. Smith would receive were his employment to terminate under various circumstances, and contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property.

By way of a private letter agreement between Mr. Smith and Dr. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Smith options to purchase common shares in Mitel Networks from the holdings of Wesley Clover. Such options vest in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith’s April 2, 2001 start date.

Agreements with Others:

a) Union Agreement between Mitel Networks Solutions, Inc. (“MNSI”) and the IBEW

Mitel Networks’ indirect wholly-owned U.S. subsidiary, MNSI, has negotiated a national union contract with the IBEW which assures Mitel Networks of obtaining the services of its unionized field technician employees in the U.S. and includes a provision which precludes the employees from going on strike. The terms and conditions of the contract are typical in the industry. The current contract expires in the Fall of 2004 and Mitel Networks’ US subsidiary, MNSI, and the IBEW will enter into good faith collective bargaining in Summer 2004 with the intent of consummating a new multi-year agreement.

b) Integrated Communications Solutions R&D Project Agreement between Mitel Networks, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada.

On October 10, 2002, Mitel Networks, March Networks and Mitel Knowledge signed an agreement with the Government of Canada (the “TPC Agreement”) that provides for financing, through the Technology Partnerships Canada program, of up to CDN$60 million for certain March Networks’ and Mitel Networks’ R&D activities over a three year period. Each party is severally liable for its portion of the R&D work described in the TPC Agreement. The TPC Agreement contains certain restrictions on the exploitation outside of Canada of the intellectual property developed through the project. In exchange for the financing received by Mitel Networks under the TPC Agreement, Mitel Networks is required, as of September 30th in each of 2002, 2003 and 2004, to issue warrants to Her Majesty the Queen in Right of Canada. The warrants are exercisable on a one-for-one basis for common shares for no additional consideration. The number of warrants to be issued is equal to the amount of contributions paid to Mitel Networks under the TPC Agreement in the immediately preceding 12-month period, divided by the fair market value of Mitel Networks’ common shares as of the applicable date.

The original expiry date of the TPC Agreement was extended by the parties, from September 30, 2004 to March 31, 2005, by an Amendment Agreement entered into between the parties dated April 27, 2004.

c) Agreement between Mr. Peter Charbonneau and Dr. Matthews

By way of an oral agreement between Mr. Peter Charbonneau and Dr. Matthews on February 16, 2001, Dr. Matthews granted to Mr. Charbonneau options to purchase common shares in Mitel Networks from the holdings of Wesley Clover. Such options vest in 25% increments on the first, second, third and fourth anniversaries of the grant date.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of Mitel Networks’ common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Item 10.E Taxation” for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote Mitel Networks’ common shares. There are also no such limitations imposed by the articles of incorporation with respect to Mitel Networks’ common shares. There are, however, certain requirements on the acquisition of control of Mitel Networks’ securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

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

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder, the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the Income Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

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

Disposition of Shares

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” Common shares of Mitel Networks are considered to be “taxable Canadian property” as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Mitel Networks. Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Generally, certain filing and reporting obligations exist where a non-resident of Canada disposes of taxable Canadian property. In particular, the non-resident must make an application to the Canada Revenue Agency in advance of the disposition for the purpose of obtaining a certificate issued by the Canada Revenue Agency pursuant to section 116 of the Income Tax Act. If the non-resident fails to secure such certificate from the Canada Revenue Agency in advance of the disposition, the purchaser is required to withhold and remit to the Canada Revenue Agency 25% of the amount otherwise payable to the non-resident.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of Mitel Networks who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

U.S. Holder

As used herein, a “U.S. Holder” includes a holder of common shares of Mitel Networks who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any United States entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of common shares of Mitel Networks is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividends

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Mitel Networks are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Mitel Networks has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income (but in the case of individuals, only if they itemize deductions). See “Foreign Tax Credit.” To the extent that distributions exceed current or accumulated earnings and profits of Mitel Networks, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, “qualified dividends” received by U.S. Holders who are individuals, during tax years beginning before January 1, 2009, from any “qualified foreign corporation” are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A “qualified foreign corporation” is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a “qualified foreign corporation” excludes a foreign corporation that is a foreign personal holding company, a foreign investment company, or a passive foreign investment company for the year the dividend is paid or the previous year. Mitel Networks believes that it qualifies as a “qualified foreign corporation”. There are currently no preferential tax rates for a U.S. Holder that is a corporation.

In general, dividends paid on common shares of Mitel Networks will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Mitel Networks (unless Mitel Networks is a “foreign personal holding company” as defined in Section 552 of the Code, or a “passive foreign investment company” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Mitel Networks. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of Mitel Networks may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Mitel Networks may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Mitel Networks under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” a gain or loss realized on a sale of common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the common shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains until such net capital losses are exhausted.

Foreign Personal Holding Company Considerations

Special rules apply to a U.S. Holder of a “foreign personal holding company” or “FPHC” as defined in Section 552 of the Code. Mitel Networks will not be classified as a FPHC for U.S. federal income tax purposes unless (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of stock entitled to vote or the total value of Mitel Networks stock; and (ii) at least 60% (or 50% in certain cases) of Mitel Networks’ gross income consists of “foreign personal holding company income,” which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, certain rents, and royalties. Mitel Networks believes that it is not a FPHC; however, no assurance can be provided that Mitel Networks will not be classified as a FPHC in the future.

Passive Foreign Investment Company Considerations

If Mitel Networks is a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Mitel Networks elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The rules applicable to a FPHC take priority over the rules applicable to a PFIC, so that amounts includable in gross income under the FPHC rules will not be taxable again under the PFIC rules. Mitel Networks does not believe that it will be a PFIC for the current fiscal year or for future years. Whether Mitel Networks is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Mitel Networks’ income and assets, including cash. U.S. Holders should be aware, however, that if Mitel Networks becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Mitel Networks as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Mitel Networks.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Mitel Networks is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of Mitel Networks’ reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Mitel Networks is not required to file reports and other information with any securities commissions in Canada.

As a foreign private issuer, Mitel Networks is exempt from the rules under the United States Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Mitel Networks has included in this annual report certain information disclosed in its proxy statement prepared under applicable Canadian law.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the potential risk of loss in the future earnings of Mitel Networks due to adverse changes in financial markets. Mitel Networks is exposed to market risk from changes in its common share price, foreign exchange rates and interest rates. Inflation has not had a significant impact on Mitel Networks’ results of operations.

Equity Price Risk

As described in Item 4.A of this annual report and in the notes to the consolidated financial statements contained in Item 18 of this annual report, during Fiscal 2004 Mitel Networks issued convertible, redeemable preferred shares of the Company which are redeemable at the holder’s option. The redemption price, other than on the exercise of put rights, is equal to a cash payment of CDN$1 per preferred share, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the preferred shares are convertible. The redemption feature that is indexed to the common share price of the Company, which is recorded as a derivative instrument in the financial statements, will be marked to market in each reporting period, with changes in fair value recorded in the consolidated statement of operations. At April

25, 2004, a hypothetical 73% increase in the common share price of Mitel Networks, which is based on the historical one year volatility of the Company, would increase net loss by $21 million while a 73% decrease in the common share price would decrease net loss by an equivalent amount (April 27, 2003 — not applicable).

Foreign Currency Risk

To manage its foreign currency risk, Mitel Networks uses certain derivative financial instruments including foreign exchange forward contracts and foreign exchange swap contracts from time to time, that have been authorized pursuant to policies and procedures approved by the board of directors. Mitel Networks does not hold or issue financial instruments for trading or speculative purposes. Mitel Networks currently uses foreign currency forward and swap contracts to reduce the exposure to foreign currency risk. The most significant foreign exchange exposures for Mitel Networks relate to the U.S. dollar and the U.K. pound sterling. At April 25, 2004, Mitel Networks recorded unrealized gains of $0.2 million (April 27, 2003 — $0.3 million) on its forward contracts. The unrealized gains and losses are calculated as the difference between the actual contract rates and the applicable current market rates that would be used to terminate the forward contracts on April 25, 2004, if it became necessary to unwind these contracts. Additional potential losses in the net fair value of these contracts, assuming a 5% appreciation in the Canadian dollar against all currencies, at April 25, 2004, would have been immaterial (April 27, 2003 — immaterial). Management believes that the established hedges are effective against its foreign currency denominated assets and liabilities, and that potential future losses from these hedges being marked to market would be largely offset by gains on the underlying hedged positions.

Interest Rate Risk

In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than one month. Due to the short-term maturity of its investments, Mitel Networks is not subject to significant interest rate risk.

Mitel Networks is exposed to interest rate risk on borrowings from its credit and loan facilities, and in Fiscal 2003 was exposed to additional interest rate risk on demand loans from companies controlled by Dr. Matthews. In Fiscal 2004 the related party demand loans were converted to common shares of the Company, and thus no longer present an interest risk exposure as at April 25, 2004. The credit and loan facilities bear interest based on LIBOR, U.S. base rate, Canadian dollar prime rate, or Canadian dollar Bankers’ Acceptances. The related party loans bore interest based on prime rate. Based on projected advances under the credit and loan facilities, adverse changes in interest rates of 100 basis points and 200 basis points would not have a material adverse effect on Mitel Network’s financial position or result of operations. The interest rates on Mitel Networks’ obligations under capital leases and mortgage loans are fixed and therefore not subject to interest rate risk.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Mitel Network’s management carried out an evaluation, with the participation of the CEO and CFO, of the effectiveness of Mitel Networks’ disclosure controls and procedures as of April 25, 2004. Based upon that evaluation, Mitel Networks’ CEO and CFO concluded that Mitel Networks’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Mitel Networks in reports that it files or submits under the United States Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the United States Securities and Exchange Commission.

There has not been any change in Mitel Networks’ internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Exchange Act that occurred during the fiscal year ended April 25, 2004 that has materially affected, or is reasonably likely to materially affect, Mitel Networks’ internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mitel Networks’ Board of Directors has determined that Peter Charbonneau, member of the audit committee of the Board of Directors, is an audit committee financial expert as defined by the SEC, and is independent as defined in the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

Mitel Networks has adopted a code of ethics that applies to all of its employees, including its CEO, CFO and Controller. Mitel Networks will provide without charge to each person, on the written or oral request of such person, a copy of such code of ethics. Requests for such copies should be directed to Mitel Networks at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number: 613-592-2122. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics.

Item 16C. Principal Accountant and Fees

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to Mitel Networks by Deloitte & Touche LLP during the fiscal years ending April 25, 2004 and April 27, 2003 amounted to the following:

	2004	2003

	$	$
Audit Fees	268,429	150,029
Audit-Related Fees	116,819	185,426
Tax Fees	112,590	214,023
All Other Fees	45,804	—

Total	543,642	549,478

Audit fees relate to the audit of the Company’s annual consolidated financial statements.

Audit-related fees relate to the audit of the Company’s defined benefit and defined contribution pension plans in Canada, the United States, and United Kingdom. It also includes fees for accounting consultations and advisory services with respect to Sarbanes-Oxley internal controls and disclosure assistance.

Tax fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services.

All other fees relate primarily to advisory services performed with respect to the Company’s stock option cancellation and regrant.

Audit committee pre-approval process:

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company’s auditors. The audit committee considers such requests on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Since the implementation of the audit committee pre-approval process in December 2003, all audit and non-audit services rendered by the Company’s auditors have been pre-approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable, as Mitel Networks has elected to provide financial statements pursuant to “Item 18. Financial Statements.”

Item 18. Financial Statements

Mitel Networks’ consolidated financial statements commence on page F-1 of this annual report. These financial statements are expressed in United States dollars and were prepared in accordance with U.S. GAAP.

Item 19. Exhibits

1.	Articles of Incorporation and bylaws as currently in effect:

1.1	Articles of Incorporation and amendments thereto prior to April 22, 2004

1.2	Articles of Amendment dated April 22, 2004

1.3	Articles of Amendment dated April 23, 2004

1.4	Bylaws

2.	Instruments defining the rights of holders of equity securities being registered:

2.1	See Articles of Incorporation described above in Exhibit 1.1, Articles of Amendment dated April 22, 2004 described above in Exhibit 1.2, and Articles of Amendment dated April 23, 2004 described above in Exhibit 1.3

2.2	Specimen Common Share certificate*

2.3	Specimen Series A Share certificate

2.4	Specimen Series B Share certificate

4.	Material contracts:

4.1	Shareholders Agreement between Mitel Networks, Mitel Knowledge, PTIC, Zarlink, Mitel Systems (now Wesley Clover), WCC (now Wesley Clover), EdgeStone, and Dr. Matthews, dated April 23, 2004**

4.2	Class A Convertible Preferred Share Subscription Agreement between Mitel Networks and EdgeStone dated April 23, 2004++**

4.3	Registration Rights Agreement between Mitel Networks, Mitel Knowledge, PTIC, Zarlink, EdgeStone, Mitel Systems (now Wesley Clover) and WCC (now Wesley Clover), dated April 23, 2004**

4.4	Receivables Purchase Agreement between the Mitel Group and The Canada Trust Company effective date of April 16, 2004++

4.5	Amended and Restated Credit Agreement between Mitel Networks, the Lenders from time to time and Bank of Montreal as Administrative Agent dated April 21, 2004++, as amended July 24, 2004

4.6	Loan Agreement between MNL and Export Development Canada dated March 4, 2003, as amended***

4.7	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated October 22, 2001*

4.8	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated April 25, 2003***

4.9	Real Property Loan Facility between MNL and Barclays Bank PLC dated December 13, 2001, secured by a legal charge dated January 24, 2002*

4.10	Business Overdraft and Ancillary Facility Agreement between MNL and Barclays Bank PLC dated August 30, 2002***

4.11	Supply Agreement between Mitel Networks and its subsidiaries and BreconRidge and its subsidiaries dated August 30, 2001, and related amendment dated February 27, 2003.*+

4.12	Amendment to the Supply Agreement between Mitel Networks and its subsidiaries and BreconRidge and its subsidiaries dated February 27, 2003***

4.13	Sublease Agreement between Mitel Networks Corporation and BreconRidge dated August 31, 2001 and First Amendment of Sublease Agreement between Mitel Networks and BreconRidge dated May 31, 2002*+

4.14	Lease Agreement between MNL and BreconRidge dated September 14, 2001*

4.15	Asset Sale Agreement between Mitel Networks and BreconRidge MSCdated August 31, 2001 *+

4.16	Supply Agreement between Mitel Networks and Zarlink (formerly Mitel Corporation) dated February 16, 2001 and related amendment dated October 24, 2001*+, amended by Amending Agreement dated April 23, 2004

4.17	Lease Agreement between MNL and Zarlink Semiconductor Limited (formerly Mitel Semiconductor Limited), a subsidiary of Zarlink dated February 2, 2001*

4.18	Intellectual Property License Agreement between Mitel Networks and Zarlink (formerly Mitel Corporation) dated February 16, 2001* +

4.19	Amendment to the Intellectual Property License Agreement between Mitel Networks and Zarlink dated October 24, 2001*

4.20	Non Competition and Non Solicitation Agreement between Zarlink (formerly Mitel Corporation), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor Inc., 3755461 Canada Inc. (now Wesley Clover), Mitel Networks and MRPC dated February 16, 2001*

4.21	Lease Agreement between Mitel Networks and MRPC dated March 27, 2001*

4.22	Strategic Alliance Agreement between Mitel Networks and March Networks dated September 21, 2001*, as amended September 20, 2003

4.23	Amended and Restated Employment Contract between Mitel Networks and Donald Smith dated April 17, 2001* +

4.24	Amended and Restated Employment Contract between Mitel Networks and Paul Butcher dated February 16, 2001* +

4.25	Union Agreement between MNSI (formerly Mitel Communications Solutions, Inc.) and IBEW expiring on September 30, 2004* +

4.26	Integrated Communications Solutions R&D Project Agreement between Mitel Networks, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada dated October 10, 2002 *+, as amended on March 27, 2003 and May 2, 2004 respectively

8.1	Subsidiaries of Mitel Networks Corporation*

12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to the Registration Statement on Form 20-F, as amended (File No. 0-49984) of Mitel Networks and incorporated herein by reference.

**	Filed on May 3, 2004 as an exhibit to a Schedule 13D (Mitel Networks as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

***	Filed as an exhibit to the annual report on Form 20-F of Mitel Networks for the year ended April 27, 2003 and incorporated herein by reference.

+	Portions of this document have been granted “Confidential Treatment” by the Secretary of the Securities and Exchange Commission.

++	Portions of this document are subject to a pending Confidential Treatment Request filed with the Secretary of the Securities and Exchange Commission.

Index to Financial Statements

Mitel Networks Audited Consolidated Financial Statements for the fiscal years ended April 25, 2004, April 27, 2003 and April 28, 2002 :

—	Independent Auditors’ Report - Deloitte & Touche LLP	F-2

—	Consolidated Balance Sheets	F-3

—	Consolidated Statements of Operations	F-4

—	Consolidated Statements of Shareholders’ Equity	F-5

—	Consolidated Statement of Cash Flows	F-7

—	Notes to Consolidated Financial Statements	F-8

Financial Statement Schedules:

—	(Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)

—	Schedule II - Valuation of Qualifying Accounts	F-41

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

MITEL NETWORKS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS (in accordance with U.S. GAAP)

FOR THE YEAR ENDED APRIL 25, 2004

(Audited)

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Mitel Networks Corporation:

We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 25, 2004 and April 27, 2003 and the related consolidated statements of operations, shareholders’ (deficiency) equity and cash flows for each of the years in the three year period ended April 25, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 25, 2004 and April 27, 2003, and the results of their operations and cash flows for each of the years in the three year period ended April 25, 2004 in conformity with accounting principles generally accepted in the United States of America.

On June 3, 2004, we reported separately to the shareholders of Mitel Networks Corporation on our audits, conducted in accordance with Canadian generally accepted auditing standards, of financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

As described in note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, effective April 29, 2002.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP Chartered Accountants

Ottawa, Canada
June 3, 2004

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

Mitel Networks Corporation
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of United States dollars, except share amounts)

	As at
	April 25, 2004	April 27, 2003

ASSETS

Current assets:
Cash and cash equivalents	$ 26.7	$ 22.3
Restricted cash	0.9	0.8
Accounts receivable (net of allowance of $2.7 in 2004 and $2.7 in 2003)	76.5	67.6
Due from related parties	0.3	0.3
Inventories	14.5	25.7
Deferred tax asset	1.5	—
Other receivables	8.3	11.2
Prepaid expenses and other assets	13.0	15.0

	141.7	142.9
Long-term receivables	0.3	0.7
Property and equipment	20.3	25.3
Goodwill	5.6	5.2
Intangible assets	1.5	1.4

	$ 169.4	$ 175.5

LIABILITIES, REEDEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Bank indebtedness	$ 7.1	$ 23.9
Accounts payable and accrued liabilities	46.0	42.7
Income and other taxes payable	5.3	2.4
Deferred revenue	27.0	24.7
Due to related parties	13.7	37.2
Current portion of long-term debt	4.1	4.9

	103.2	135.8
Long-term debt	10.8	13.4
Long term portion of lease termination obligations	4.7	2.5
Convertible debentures	—	7.2
Derivative instrument	29.2	—
Pension liability	24.8	24.6

	172.7	183.5

Commitments and contingencies

Redeemable common shares, without par value — 10,000,000 shares authorized,
issued and outstanding at April 25, 2004 (2003 — 14,000,000)	17.8	29.0
Convertible, redeemable preferred shares, without par value — Authorized: unlimited;	33.5	—
Issued and outstanding: Series A: 20,000,000 shares at April 25, 2004
(2003-nil); Series B; 67,060,988 shares at April 25, 2004 (2003 — nil)

	51.3	29.0

Shareholders’ deficiency:
Common shares, without par value — Authorized: unlimited; Issued and
outstanding: 101,782,757 shares at April 25, 2004 (2003 — 101,400,213)	184.8	183.4
Warrants	29.8	17.6
Deferred stock-based compensation	(0.2)	(0.4)
Accumulated deficit	(247.1)	(218.2)
Accumulated other comprehensive loss	(21.9)	(19.4)

	(54.6)	(37.0)

	$ 169.4	$ 175.5

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

Mitel Networks Corporation
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of United States dollars, except share and per share amounts)

	Years Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Revenues:
Products	$ 230.9	$ 256.8	$ 270.9
Services	109.8	95.4	87.1

	340.7	352.2	358.0

Cost of revenues
Products	147.6	167.1	166.7
Services	55.3	58.3	48.8

	202.9	225.4	215.5

Gross margin	137.8	126.8	142.5

Expenses:
Selling, general and administrative	111.4	114.9	141.9
Research and development	36.2	41.2	59.1
Special charges	11.7	13.7	7.4
Loss on sale of manufacturing operations	0.6	—	1.5
Amortization of acquired intangibles	0.2	29.1	43.8

	160.1	198.9	253.7

Operating loss	(22.3)	(72.1)	(111.2)

Interest expense	(4.3)	(4.2)	(3.0)
Beneficial conversion feature on convertible debentures	(3.1)	—	—
Other income (expense), net	(0.6)	3.3	(0.4)

Loss before income taxes	(30.3)	(73.0)	(114.6)

Current income tax expense (recovery)	2.0	(2.9)	0.1
Deferred income tax recovery	(1.7)	—	—

Net loss	$ (30.6)	$ (70.1)	$ (114.7)

Net loss per common share:
Basic and diluted	$ (0.26)	$ (0.63)	$ (1.10)

Weighted average number of common shares outstanding during the year
Basic and diluted	127,831,211	113,109,751	106,848,314

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

Mitel Networks Corporation
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
(in millions of United States dollars, except share amounts)

	Common Shares		Warrants	Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficiency)
	Shares	Amount

Balances at April 27, 2001	100,000,000	161.3	—	—	(29.1)	(0.3)	131.9

Non-cash capital contribution	—	4.8	—	—	—	—	4.8
Common shares issued:
Cash	5,606,180	14.6	—	—	—	—	14.6
Acquisitions	607,441	1.6	—	—	—	—	1.6
Professional services received	62,709	0.2	—	—	—	—	0.2
Exercise of stock options	3,562	—	—	—	—	—	—
Employee stock purchase plan	645,032	1.7	—	—	—	—	1.7
Common share issue costs	—	(0.5)	—	—	—	—	(0.5)
Share purchase loans	—	(6.0)	—	—	—	—	(6.0)
Share purchase loan repayments	—	3.6	—	—	—	—	3.6
Redeemable common shares reclassified to mezzanine equity	(10,000,000)	(16.9)	—	—	—	—	(16.9)
Redeemable common share accretion	—	—	—	—	(0.7)	—	(0.7)
Stock based dividends	—	2.5	—	—	(2.5)	—	—
Deferred stock-based compensation	—	0.6	—	(0.6)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	0.1	—	—	0.1

	96,924,924	167.5	—	(0.5)	(32.3)	(0.3)	134.4

Net loss	—	—	—	—	(114.7)	—	(114.7)
Other comprehensive income
Foreign currency translation adjustments	—	—	—	—	—	—	—

Comprehensive loss	—	—	—	—	(114.7)	—	(114.7)

Balances at April 28, 2002	96,924,924	$167.5	$—	$(0.5)	$(147.0)	$(0.3)	$19.7

Common shares issued:
Acquisition of intellectual property from related party	4,555,169	14.8	—	—	—	—	14.8
Professional services received	10,487	0.1	—	—	—	—	0.1
Exercise of stock options	3,966	—	—	—	—	—	—
Common share issue costs	—	(0.4)	—	—	—	—	(0.4)
Share purchase loan repayments	—	1.7	—	—	—	—	1.7
Shares repurchased	(94,333)	(0.3)	—	—	—	—	(0.3)
Accretion of interest on redeemable shares	—	—	—	—	(1.1)	—	(1.1)
Stock-based dividends	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	0.1	—	—	0.1
Issuance of warrants	—	—	17.6	—	—	—	17.6

	101,400,213	183.4	17.6	(0.4)	(148.1)	(0.3)	52.2

Net loss					(70.1)		(70.1)
Other comprehensive income
Foreign currency translation adjustments	—	—	—	—	—	(2.6)	(2.6)
Minimum pension liability adjustments	—	—	—	—	—	(16.5)	(16.5)

Comprehensive loss	—	—	—	—	(70.1)	(19.1)	(89.2)

Balances at April 27, 2003	101,400,213	$183.4	$17.6	$(0.4)	$(218.2)	$(19.4)	$(37.0)

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

Mitel Networks Corporation
  (incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY (continued)
 (in millions of United States dollars, except share amounts)

	Common Shares		Warrants	Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficiency)
	Shares	Amount

Balances at April 27, 2003	101,400,213	$183.4	$17.6	$(0.4)	$(218.2)	$(19.4)	$(37.0)

Common shares issued:
Conversion of convertible debentures	5,445,775	8.3	—	—	—	—	8.3
Conversion of related party loans	20,448,875	31.0	—	—	—	—	31.0
Professional services received	33,591	0.1	—	—	—	—	0.1
Exercise of stock options	5,950	—	—	—	—	—	—
Reallocation of share issue costs to convertible, redeemable preferred shares	—	0.3	—	—	—	—	0.3
Exchange of common shares for convertible, redeemable preferred shares	(25,530,494)	(38.7)	—	—	—	—	(38.7)
Share purchase loan repayments	—	0.4	—				0.4
Shares repurchased	(21,153)	(0.1)	—	—	—	—	(0.1)
Beneficial conversion feature on Series A preferred shares	—	—	—	—	1.4	—	1.4
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	—	—	—	(1.4)	—	(1.4)
Stock-based dividends	—	0.1	—	—	(0.1)	—	—
Issuance of warrants			12.2	—	—	—	12.2
Amortization of deferred stock based compensation	—	—	—	0.2	—	—	0.2
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(1.3)	—	(1.3)
Beneficial conversion feature on convertible debentures	—	—	—	—	3.1	—	3.1

	101,782,757	184.8	29.8	(0.2)	(216.5)	(19.4)	(21.5)

Net loss	—	—	—	—	(30.6)	—	(30.6)
Other comprehensive income
Foreign currency translation adjustments	—	—	—	—	—	(6.0)	(6.0)
Minimum pension liability adjustments	—	—	—	—	—	3.5	3.5

Comprehensive loss	—	—	—	—	(30.6)	(2.5)	(33.1)

Balance at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

Mitel Networks Corporation
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of United States dollars)

	Years Ended
	April 25, 2004	April 27, 2003	April 28, 2002

CASH PROVIDED BY (USED IN)

Operating activities:
Net loss	$(30.6)	$(70.1)	$(114.7)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	11.8	42.6	57.0
Beneficial conversion feature on convertible debentures	3.1	—	—
Stock-based compensation	0.2	0.2	0.1
Increase in deferred income taxes	(1.5)	—	—
Change in pension liability	1.6	—	—
Special charges	0.3	2.7	0.4
Loss on sale of manufacturing operations	0.6	—	1.2
Loss on sale of property and equipment	0.1	0.2	0.1
Unrealized foreign exchange gain	(2.9)	(1.4)	(0.3)
Non-cash movements in provisions	5.1	8.9	3.3
Change in non-cash operating assets and liabilities, net	23.0	5.0	(9.3)

Net cash provided by (used in) operating activities	10.8	(11.9)	(62.2)

Investing activities:
Additions to capital and intangible assets	(3.7)	(4.2)	(11.8)
Cash acquired in business acquisition	—	—	(0.5)
Proceeds from repayment of related party notes receivable	—	5.3	—
Realized foreign exchange loss on hedging activities	(6.7)	(4.2)	(0.9)
Realized foreign exchange gain on hedging activities	4.1	2.9	0.9

Net cash used in investing activities	(6.3)	(0.2)	(12.3)

Financing activities:
(Repayment of) proceeds from bank indebtedness	(19.0)	(10.6)	33.0
Debt issue costs	—	(0.3)	(0.2)
Proceeds from issuance of convertible, redeemable preferred shares	15.0	—	—
Proceeds from related party loans payable	—	23.5	32.5
Repayment of related party loans payable	(1.0)	(3.2)	(36.0)
Proceeds from sale lease-back	—	—	2.1
Repayment of capital lease liabilities	(0.8)	(0.6)	(0.3)
Proceeds from long-term debt	—	1.4	17.9
Repayment of long-term debt	(4.4)	(3.3)	(1.2)
Proceeds from issuance of warrants	9.8	15.9	—
Proceeds from issuance of convertible debentures	—	6.4	—
Proceeds from issuance of redeemable common shares	—	—	10.3
Proceeds from issuance of common shares	0.1	—	10.8
Proceeds from repayments of employee share purchase loans	0.4	1.7	3.7
Share issue costs	(2.1)	(0.4)	(0.5)

Net cash (used in) provided by financing activities	(2.0)	30.5	72.1

Effect of exchange rate changes on cash and cash equivalents	1.9	0.3	0.6

Increase (decrease) in cash and cash equivalents	4.4	18.7	(1.8)

Cash and cash equivalents, beginning of year	22.3	3.6	5.4

Cash and cash equivalents, end of year	$ 26.7	$ 22.3	$ 3.6

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

MITEL NETWORKS CORPORATION
incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of United States dollars, except share and per share amounts)

1.     NATURE OF OPERATIONS

Mitel Networks Corporation (the “Company”) is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, and government segments, principally in the United States, Europe, Canada, the Asia/Pacific region and Latin America regions.

2.     BACKGROUND AND BASIS OF PRESENTATION

The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets and subsidiaries of the Communications Systems Division (the “Division”) of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation, excluding the Canadian real estate and most intellectual property assets. Zarlink, which retained its semiconductor division, sold 90 percent (or 90,000,000 common shares) of the Company to Mitel Systems Corporation (“Systems”), a private company and unaffiliated third party, for total consideration of $151.5. Zarlink retained a 10 percent ownership (or 10,000,000 common shares) in the Company (see also note 18). At the same time, the intellectual property assets related to the Division were acquired by a company (the “Funding Company”) controlled by the Company’s controlling shareholder and Chairman of the Board of Directors (the “Principal Shareholder”). The Company’s assets and liabilities were revalued using push-down accounting to reflect the purchase price adjustments recorded by Systems. The purchase price adjustments were based on fair values assigned to net assets as determined by an independent valuation firm using standard valuation techniques. The fair market values of patents, developed and in-process technologies were determined using the income approach, which discounts management’s best estimate of future cash flows to present value using a discount rate of 16% for developed technology and 21% for in-process technology, as adjusted to reflect additional risks inherent in the development life cycle. The fair market value of the acquired customer base was estimated based on market prices in actual transactions and on asking prices for assets currently available for sale. The fair market value of the acquired workforce was estimated based on a replacement cost approach. Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of two years. The approximate fair value of the assets and liabilities acquired amounted to $231.5 (including $13.4 of acquired in-process technology) and $80.0, respectively and are detailed as follows:

Current assets	$113.0
Fixed assets	23.4
Intangible assets	92.2
Other long-term assets	2.9

Total assets	231.5

Current liabilities	73.9
Pension liability	6.1

Total liabilities	80.0

Cash consideration	$151.5

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

The effects of the push-down accounting adjustments on the book value of the Company’s major classes of assets and shareholders’ equity accounts are as follows:

Current assets	$(10.5)
Fixed assets	(22.6)
Intangible assets	100.8
Other long-term assets	(1.4)
Total assets	66.3

Current liabilities	(6.1)
Pension liability	(4.8)

Common stock	$55.4

The results of operations of the acquired business have been included from the date of acquisition.

3.     ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with United States generally accepted accounting principles (GAAP).

Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.

a)	Fiscal Year End

The Company’s fiscal year end is the last Sunday in April. Normally this results in a fifty-two week year with four thirteen week quarters.

b)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.

c)	Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes, loss contingencies, goodwill impairment, and the valuation of stock options, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

d)	Reporting Currency and Foreign Currency Translation

Reporting Currency

During fiscal 2004, the Company adopted the United States (US) dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented were translated from Canadian dollars to US dollars in accordance with SFAS No. 52, Foreign Currency Translation. Income statement balances were translated using weighted average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and shareholders’ equity balances were translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing these consolidated financial statements.

      Foreign Currency Translation

The financial statements of the parent company and its subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of the Company’s foreign operations are translated from foreign currencies into Canadian dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at weighted average exchange rates for the period. The resulting unrealized gains or losses are recorded as a component of accumulated other comprehensive income (loss) in shareholders’ deficiency until there is a reduction in the net investment in a foreign operation.

Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any one operation, are translated to the local currency at the exchange rates in effect at the balance sheet date, and transactions included in earnings are translated at weighted average exchange rates during the period. Exchange gains and losses resulting from the translation of these accounts are included in other expense, net, in the Consolidated Statements of Operations.

e)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.

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

The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company’s resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

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

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

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

The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services (“Managed Services”) and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

f)	Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.

g)	Restricted Cash

Restricted cash represents cash provided as collateral in connection with certain customer bid and performance related bonds.

h)	Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. The Company regularly reviews accounts receivable and uses judgment to assess the collectibility of specific accounts and based on this assessment, an allowance is maintained for those accounts that are deemed to be uncollectible. For the remaining amounts that are not specifically identified as being uncollectible, an allowance is estimated based on the aging of the accounts, the Company’s historical collection experience, and other currently available evidence.

i)	Securitizations and Transfers of Financial Instruments

The Company entered into a Receivables Purchase and Sale Agreement on April 16, 2004, whereby non-interest bearing trade receivables are transferred to a securitization trust. As at April 25, 2004, no receivables had been transferred under the above noted agreement and there were no securitized receivables outstanding at year-end. However the Company expects such receivables will be transferred in future years. These transfers will be accounted for as sales when the Company is considered to have surrendered control over the transferred receivables and receives proceeds from the trust, other than a beneficial interest in the assets sold. Losses on these transactions will be recognized as other expenses at the date of the receivables sale, and will be dependent in part on the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the retained interest, based on their relative fair value at the date of transfer. Fair value is generally estimated based on the present value of expected future cash flows using management’s best estimates of key assumptions such as discount rates, weighted average life of accounts receivable, and credit loss ratios. The Company expects to recognize a servicing liability on the date of the transfer and expects to amortize this liability to income over the expected life of the transferred receivables.

j)	Inventories

Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

k)	Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

l)	Goodwill and Intangible Assets

Intangible assets include patents, trademarks, and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The carrying value of these assets is periodically reviewed by management for potential permanent impairment. The Company evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 142, “Goodwill and Other Intangible Assets”, which the Company adopted at the beginning of Fiscal 2003. Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. Prior to Fiscal 2003 the amount representing goodwill was amortized on a straight line basis over two years. The Company completed the transitional and annual goodwill impairment tests, and determined that no impairment existed as of the date of adoption and as of the balance sheet dates.

This change in accounting policy in Fiscal 2003 was not applied retroactively and the amounts presented for the prior year have not been restated for this change. The following table presents the impact of this change on net loss and on basic and diluted loss per common share as if the policy had been applied retroactively to the beginning of Fiscal 2002:

Year Ended April 28, 2002

Net loss, as reported	$(114.7)
Add: Amortization of goodwill from continuing operations	6.3

Adjusted net loss	$(108.4)

Reported basic and diluted loss per common share	$(1.10)

Adjusted basic and diluted loss per common share	$(1.01)

m)	Derivative Financial Instruments

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

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

As explained in Note 19, the Company has issued convertible, redeemable preferred shares to investors. The preferred shares give the investors the right, at any time after five years to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common shares basis qualifies as an embedded derivative under SFAS133. Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the consolidated statement of operations.

n)	Income Taxes

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

o)	Research and Development

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.

p)	Defined Benefit Pension Plan

Pension expense is actuarially determined using the projected benefit method prorated on service and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The Company periodically assesses, and adjusts as necessary, the minimum pension liability recorded on the consolidated balance sheet to equal the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets.

q)	Stock-Based Compensation Plan

The Company has a stock-based compensation plan described in note 22. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants. Had compensation cost for the Company’s stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following weighted average assumptions:

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Net loss available to common shareholders, as reported (note 22)	$(33.4)	$(71.2)	$(117.9)
Estimated additional stock-based compensation	(1.6)	(2.1)	(1.9)

Pro forma net loss available to common shareholders	(35.0)	(73.3)	(119.8)

Net loss per share, as reported - basic and diluted	$(0.26)	$(0.63)	$(1.10)
Pro forma net loss per share - basic and diluted	$(0.27)	$(0.65)	$(1.12)

Risk-free interest rate	3.7%	4.1%	5.00%
Dividends	0%	0%	0%
Expected life of the options	5 years	5 years	5 years

Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of employee stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.

r)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

s)	Other Comprehensive Loss

Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, and minimum pension liability adjustments.

t)	Advertising Costs

The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded as part of selling, general and administrative expenses. The Company incurred $8.1, $7.5 and $8.4 in advertising costs during the years ended April 25, 2004, April 27, 2003 and April 28, 2002, respectively, recorded in selling, general and administrative expenses.

u)	Product Warranties

The Company’s product warranties generally range from one to five years. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

v)	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

w)	Recent Accounting Pronouncements

In December 2003, the Staff of the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”) which superseded SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not materially affect the Company’s revenue recognition policies, results of operations, financial position or cash flows.

In April 2004, the EITF issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of a company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 is effective for fiscal periods beginning after March 31, 2004. The Company is currently evaluating the effect of adopting EITF 03-06.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. For non-public entities, SFAS 150 is effective for fiscal years beginning after December 15, 2003. SFAS 150 establishes standards for the Company’s classification in the financial statements of instruments that have characteristics of both liabilities and equity. Specifically, mandatorily redeemable financial instruments, which embody an unconditional obligation requiring the issuer to redeem the instrument, are required to be recorded as liabilities in the financial statements. Financial instruments that embody a conditional obligation to redeem the instrument upon an event that is not certain to occur will become mandatorily redeemable, and therefore classified as a liability, if the event occurs, the condition is resolved, or the event becomes certain to occur. The adoption of this standard may affect the classification of the Company’s redeemable common and preferred shares, which are currently classified between the liabilities section and the equity section of the Consolidated Balance Sheet. On adoption of the standards, these instruments will have to be assessed at each reporting date to determine whether redemption of the instruments is no longer conditional. An assessment that redemption of the shares is unconditional will require that the shares be reclassified within liabilities as “Shares Subject to Mandatory Redemption” and related accreted interest recorded as interest expense in the Consolidated Statement of Operations on a prospective basis with no restatement of prior periods presented.

4.     RELATED PARTY TRANSACTIONS

Significant related party transactions with companies controlled by or related to the Principal Shareholder, not otherwise disclosed in the financial statements, include the following:

      Research and development

Effective February 16, 2001, the Company entered into a research and development agreement with a company controlled by the Principal Shareholder (the “Funding Company”), under which the Company received funding to perform research and development until November 1, 2002, the date on which the two parties mutually agreed to terminate the agreement. During the term of the agreement, the Funding Company owned the intellectual property for the products developed and licensed certain of the intellectual property rights to the Company in exchange for royalties based on a percentage of sales of products developed under the programs. From March 27, 2001 until November 1, 2002, a wholly-owned subsidiary of the Company and the Funding Company were parties to a research and development cost-sharing agreement pursuant to which they agreed to share the costs of research and development and in exchange the Company obtained a license to additional intellectual property rights. In addition, the Company transferred to the Funding Company investment tax credits (“ITCs”) earned on the research and development activity performed during the period of the research and development agreement.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

On November 1, 2002, the Company acquired the intellectual property from the Funding Company at a price of $8.0 that was satisfied by the issuance of 4,555,169 common shares from treasury with a fair value of CDN$2.75 per share, which was based upon an independent valuation. As a result, the research and development agreement and the research and development cost-sharing agreement have been terminated. This transaction resulted in the settlement of the liability to issue common shares of $14.7 (April 28, 2002 — $10.0) classified in the due to related parties, an increase of $0.1 to the carrying value of intangible assets and an increase of $14.8 to the carrying value of common shares.

During Fiscal 2004, the Company received $nil (2003 — $4.4; 2002 — $6.6) of research and development funding from the Funding Company related to these agreements, which was recorded as part of due to related parties, and incurred royalty expenses of $nil (2003 — $0.3; 2002 — $0.2) payable to the Funding Company.

        Disposal of manufacturing operations

On August 31, 2001, the Company sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to a company in which the Principal Shareholder holds a significant interest (the “Supplier”) for total net consideration of $5.0 in the form of long-term promissory notes receivable of $5.4 and promissory notes payable of $0.4. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred, bore interest at LIBOR rate plus 1.5 percent and were repaid in February 2003. Interest income related to the promissory notes receivable amounted to $nil in Fiscal 2004 (2003 — $0.1; 2002 — $0.2). The promissory notes payable bore interest at LIBOR rate plus 1.5 percent and were set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with the Supplier. Interest expense recorded in connection with these promissory notes payable in Fiscal 2004 and Fiscal 2003, was insignificant. The transaction resulted in a loss on disposal of $1.5 that was recorded in operating expenses of Fiscal 2002. During Fiscal 2004 the Supplier vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an amount of $0.6 was recorded in the Fiscal 2004 Consolidated Statement of Operations as an additional loss arising on the disposal activity.

In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby the Supplier will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years (2002 — initial term of three years) and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, the Supplier is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2004, the Company purchased $84.9 (2003 — $115.7; 2002 — $81.3) of products and services and sold $2.7 (2003 — $6.4; 2002 — $22.1) of raw material inventory under this agreement. As at April 25, 2004, balances payable pursuant to this agreement amounted to $15.4 (2003 — $8.5) and balances receivable pursuant to this agreement amounted to $1.7 (2003 — $1.4).

Under the terms of the supply agreement, the Company is required to purchase from the Supplier certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2004, manufacturing tools purchased from the Supplier amounted to $0.1 (2003 — $1.2; 2002 — $0.1).

On August 31, 2001, the Company also entered into service agreements with the Supplier to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to the Supplier were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2004, the Company provided services valued at $3.3 under these agreements (2003 — $4.7; 2002 — $5.9) for which there was no receivable balance outstanding at April 25, 2004 or April 27, 2003.

      Leased properties

In March 2001, the Company entered into a lease agreement for its Ottawa-based headquarter facilities of 512,391 square feet with a company controlled by the Principal Shareholder, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

On August 31, 2001, the Company entered into sublease agreements with the Supplier for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space by 4,026 square feet, bringing the total space subleased by the Company to 256,967 square feet. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006 and the United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and the Supplier.

See note 16 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As at April 25, 2004, balances due to the company controlled by the Principal Shareholder and related to the lease agreement were insignificant (2003 — $0.6).

      Financing

During the fiscal years ended April 27, 2003 and April 28, 2002, the Company borrowed funds, from time to time, from a company controlled by the Principal Shareholder (the “Financing Affiliate”) to finance its operations. The loans bore interest at prime rate, and interest expense incurred on these related party loans amounted to $0.7 in Fiscal 2004 (Fiscal 2003 — $0.6; 2002 — $1.2). At April 25, 2004, demand loans payable to the Financing Affiliate amounted to $nil (April 27, 2003 — $29.1).

In October 2003 the entire carrying value of the demand loans of $31.0 was converted into 20,448,875 common shares of the Company at the then fair value of the common shares of CDN$2.00 per common share. The fair value of the common shares issued upon extinguishment of the loans was equal to the carrying value of the demand loans on the date of extinguishment, therefore no gain or loss resulted from the transaction. In April 2004, all of the 20,448,875 common shares were exchanged for 40,897,750 Series B Convertible, Redeemable Preferred Shares at the then fair value of CDN$1.00 per preferred share (see note 19).

      Other

In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with a company (the “Partner Company”) controlled by the Principal Shareholder to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. The Partner Company develops, manufactures and distributes broadband integrated technology solutions enabling businesses and service providers to deliver enhanced multimedia communication services. During Fiscal 2004, the Company purchased $1.0 (2003 — $2.4; 2002 — $1.5) of products and services from the Partner Company and had an insignificant balance payable recorded in the due to related parties pursuant to this agreement at April 25, 2004 (2003 — $0.1).

Other sales to, purchases from and net balances receivable from companies related to the Principal Shareholder and arising in the normal course of the Company’s business amounted to $0.3, $0.7 and $0.2, respectively for the year ended April 25, 2004 (2003 — $0.9, $0.5 and $0.3, respectively; 2002 — $0.2, $0.3 and $0.5, respectively). In addition, in Fiscal 2003 certain of the Company’s directors and members of senior management purchased convertible debentures in an aggregate amount of $0.3. In Fiscal 2004 these convertible debentures were converted to common shares of the Company and later exchanged for Series B Convertible, Redeemable Preferred Shares, as described in Note 19.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

5.     SPECIAL CHARGES

During Fiscal 2004, the Company implemented additional workforce reduction programs in a continued effort to realign spending levels with the lower sales volumes experienced in the year. Accordingly, pre-tax special charges of $11.7, net of reversals of prior year’s charges of $0.3, were recorded in Fiscal 2004. The components of the Fiscal 2004 charges include $8.5 of employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world, $3.2 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets. Payment of the workforce reduction liabilities are expected to be completed during Fiscal 2005. The lease termination obligation will be reduced over the remaining term of the leases, which range from one year to ten years. Accordingly, $4.7 of the balance of the lease termination obligation has been recorded under long term liabilities.

During Fiscal 2003, the Company executed restructuring programs to reduce its workforce across all functions. Accordingly, pre-tax special charges of $13.7, net of reversals of prior year’s charges of $2.2, were recorded in Fiscal 2003. The components of the Fiscal 2003 charges included $12.6 of employee severance and benefits associated with 265 terminated employees throughout the world, $3.0 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets. Although these restructuring programs were completed at April 27, 2003, payments of the workforce reduction liabilities were completed during Fiscal 2004. The lease termination obligation will be reduced over the remaining term of the leases, which range from two years to eleven years. Accordingly, $2.5 of the balance of the lease termination obligation has been recorded under long term liabilities.

During Fiscal 2002, the Company executed restructuring programs to reduce its sales, marketing, administrative and R&D workforce. In August 2001, the Network Access Solutions R&D program was cancelled based on the decision to exit non-core operations. Accordingly, pre-tax special charges of $7.4 related to these actions were recorded in Fiscal 2002. The workforce reduction costs included in the special charges related to severance and benefits associated with 278 terminated employees throughout the world. These restructuring programs were completed in the first quarter of Fiscal 2003. As a result of the workforce reduction, the Company recorded a loss on disposal of capital assets of $0.4.

The following table summarizes details of the Company’s special charges and related reserve during Fiscal 2004 and Fiscal 2003:

Description	Workforce Reduction	Lease Termination Obligation	Loss on Disposal of Capital Assets	Legal costs	Total

Balance of reserve as of April 28, 2002	2.1	—	—	0.1	2.2

Fiscal 2003:
Charges	12.6	3.0	0.3	—	15.9
Adjustments	(2.0)	(0.1)	—	(0.1)	(2.2)
Cash payments	(11.9)	(0.4)	—	—	(12.3)
Asset loss on disposal	—	—	(0.3)	—	(0.3)
Foreign currency impact	(0.2)	0.1	—	—	(0.1)

Balance of reserve as of April 27, 2003	$ 0.6	$ 2.6	$ —	$ —	$ 3.2

Fiscal 2004:
Charges	8.1	3.2	0.3	0.4	12.0
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(6.5)	(0.7)	—	—	(7.2)
Asset loss on disposal	—	—	(0.3)	—	(0.3)
Foreign currency impact	0.2	0.2	—	—	0.4

Balance of reserve as of April 25, 2004	$ 2.1	$ 5.3	$ —	$ 0.4	$ 7.8

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

6.     SEGMENT INFORMATION

      General description

The Company reports its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). The Solutions segment represents the Company’s core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through the Company’s dealer and reseller network and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services. These services are provided through the Company’s direct sales offices throughout North America and the United Kingdom.

The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system which reports segmented operating income (loss) representing sales less the cost of sales and direct expenses incurred within the operating segments. The Company does not allocate general and administrative expenses, amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in corporate and other in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measure to allocate resources and assess performance. Depreciation of property and equipment is allocated to each segment based on available segmented property and equipment information. Inter-segment sales are based on fair market values and are eliminated on consolidation. The accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

      Business segments

        The following table sets forth information by business segment:

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

	Solutions	Services	Corporate and Other	Total

Year ended April 25, 2004
External revenue	$ 174.9	165.8	—	$ 340.7
Inter-segment revenue	27.5	—	(27.5)	—

Total revenue	202.4	165.8	(27.5)	340.7

Goodwill	3.3	2.3	—	5.6

Depreciation of property and equipment	2.7	2.7	4.4	9.8
Segment operating income (loss)	(27.5)	40.2	—	12.7
Corporate and unallocated shared expenses	—	—	(23.0)	(23.0)
Stock-based compensation	—	—	(0.1)	(0.1)
Special charges	—	—	(11.7)	(11.7)
Amortization of intangible assets			(0.2)	(0.2)

Operating income (loss)	$(27.5)	40.2	(35.0)	$ (22.3)

Year ended April 27, 2003
External revenue	$164.8	$187.4	$ —	$352.2
Inter-segment revenue	30.0	—	(30.0)	—

Total revenue	194.8	187.4	(30.0)	352.2

Goodwill	3.1	2.1		5.2

Depreciation of property and equipment	4.6	3.0	5.1	12.7

Segment operating income (loss)	(47.1)	41.1	—	(6.0)
Corporate and unallocated shared expenses	—	—	(23.2)	(23.2)
Stock-based compensation	—	—	(0.1)	(0.1)
Special charges	—	—	(13.7)	(13.7)
Amortization of intangible assets	—	—	(29.1)	(29.1)

Operating income (loss)	$(47.1)	$ 41.1	$(66.1)	$ (72.1)

Year ended April 28, 2002
External revenue	$158.9	$199.1	$ —	$358.0
Inter-segment revenue	32.9	—	(32.9)	—

Total revenue	191.8	199.1	(32.9)	358.0

Goodwill	2.9	2.0		4.9

Depreciation of property and equipment	5.1	2.9	5.2	13.2

Segment operating income (loss)	(61.4)	34.6	—	(26.8)
Corporate and unallocated shared expenses	—	—	(31.6)	(31.6)
Stock-based compensation	—	—	(0.1)	(0.1)
Special charges	—	—	(7.4)	(7.4)
Loss on sale of manufacturing operations	—	—	(1.5)	(1.5)
Amortization of intangible assets	—	—	(43.8)	(43.8)

Operating income (loss)	$(61.4)	$34.6	$(84.4)	$(111.2)

      Product information

The following table sets forth net sales for groups of similar products and services:

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Products:
Communications platforms and desktop appliances	$191.3	$191.1	$191.0
Software applications	22.3	29.6	33.4
OEM products	14.3	26.7	27.0
Other (1)	3.0	9.4	19.5

	230.9	256.8	270.9

Services:
Maintenance and support	94.5	83.4	72.9
Managed services	10.6	9.7	6.9
Professional services	4.7	2.3	7.3

	109.8	95.4	87.1

Total	$340.7	$352.2	$358.0

(1)	Other products include mainly Network Access Solutions products representing one percent, one percent and four percent of total revenue in Fiscal 2004, Fiscal 2003, and Fiscal 2002, respectively.

      Geographic information

Revenues from external customers are attributed to geographic areas based on location of the customers. The following table sets forth external revenue by geographic areas:

Year Ended
April 25, 2004	April 27, 2003	April 28, 2002

$ 25.2	$ 25.1	$ 22.9
162.8	173.3	185.1
124.2	126.0	125.6
28.5	27.8	24.4

$340.7	$352.2	$358.0

Geographic long-lived asset information is based on the physical location of the assets as at the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	Year Ended April 25, 2004			Year Ended April 27, 2003
	Property and Equipment	Goodwill	Intangible Assets	Property and Equipment	Goodwill	Intangible Assets

Canada	$ 6.2	$3.5	$ 1.5	$10.8	$3.2	$1.2
United States	0.9	0.7	—	0.5	0.7	—
United Kingdom	12.9	1.4	—	13.6	1.3	0.1
Barbados	—	—	—	—	—	0.1
Other foreign countr	0.3	—	—	0.4	—	—

	$20.3	$5.6	$ 1.5	$25.3	$5.2	$1.4

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

      Concentrations

The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company’s revenue for the years ended April 25, 2004, April 27, 2003 and April 28, 2002.

As a result of the disposal of the manufacturing operations described in note 4, the Supplier exclusively manufactures substantially all of the Company’s Communications Solutions products at facilities located in Canada, the United States and the United Kingdom. The Company is not obligated to purchase products from the Supplier in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by the Supplier. In addition, the Company may be obligated to purchase certain excess inventory levels from the Supplier that could result from the Company’s actual sales of product varying from forecast. As at April 25, 2004, there was excess inventory of $1.0 (2003 — $nil) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with the Supplier results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.

7.     OTHER RECEIVABLES

Included in other receivables is an amount of $3.2 (2003 — $6.8) for unbilled accounts.

8.     PREPAID EXPENSES AND OTHER ASSETS

Included in prepaid expenses and other assets is an amount of $8.2 (2003 — $9.6) for assets used by the Company in the provision of maintenance and support services in its Customer Services segment.

9.     INVENTORIES

	April 25, 2004	April 27, 2003

Raw materials	$ 0.2	$ 1.6
Finished goods	14.3	24.1

	$14.5	$25.7

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

10.     PROPERTY AND EQUIPMENT

	April 25, 2004	April 27, 2003

Cost:
Land	$ 0.6	$ 0.6
Buildings	4.6	4.1
Equipment	55.0	51.8

	60.2	56.5

Less accumulated depreciation:
Buildings	0.2	0.1
Equipment	39.7	31.1

	39.9	31.2

	$20.3	$25.3

As at April 25, 2004, equipment included leased assets with cost of $2.9 (2003 — $2.8) and accumulated depreciation of $2.2 (2003 — $1.2) and equipment utilized in the provision of Managed Services (see note 3(e)) with cost of $11.6 (2003 — $11.6) and accumulated depreciation of $7.2 (2003 — $6.1). Depreciation expense recorded in Fiscal 2004 amounted to $10.8 (2003 — $12.7; 2002 — $13.2).

11.     GOODWILL

	April 25, 2004	April 27, 2003

Balance, beginning of the year	$5.2	$4.9
Foreign currency impact	0.4	0.3

Balance, end of the year	$5.6	$5.2

Effective April 29, 2002, the Company reclassified acquired workforce with net book value of $4.9 to goodwill in accordance with the SFAS No. 142, “Goodwill and Other Intangible Assets”. The Company has designated its third quarter as the date for the annual impairment test. The Company performed the required impairment tests of goodwill in Fiscal 2004 and Fiscal 2003 and based on these tests, goodwill is not considered to be impaired.

12.     INTANGIBLE AND OTHER ASSETS

	April 25, 2004	April 27, 2003

Acquired technology	$2.1	$2.0
Patents, trademarks and other	3.2	2.3

	5.3	4.3

Less accumulated amortization:
Acquired technology	2.1	1.9
Patents, trademarks and other	1.7	1.0

	3.8	2.9

Net intangible and other assets	$1.5	$1.4

Amortization of intangible assets was $0.2, $29.1, and $43.8 in each of Fiscal 2004, Fiscal 2003 and Fiscal 2002 respectively. The estimated amortization expense related to intangible assets in existence as at April 25, 2004, over the next five years is as follows:
FY05 — $0.6; FY06 — $0.6; FY07- $0.3; FY08 and beyond — $nil. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

13.     BANK INDEBTEDNESS

The Company has a 364 day revolving credit facility of $22.0 that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 1.5 percent or LIBOR or Bankers’ Acceptances plus 2.5 percent and is secured by a general assignment of substantially all the Company’s accounts receivable and a general security interest in the remaining assets of the Company. The credit facility is also personally guaranteed by the Principal Shareholder. The credit facility matures on June 30, 2005 and contains certain restrictions and financial covenants. At April 25, 2004, the Company was in compliance with these financial covenants. At April 27, 2003 the Company was not in compliance with the financial covenants however bank waivers were obtained on the breached financial covenants. At April 25, 2004, the Company had borrowed cash of $6.6 under this facility (2003 — $12.3) and $1.0 was committed under letter of credit arrangements (2003 — $0.8).

The Company’s United Kingdom (“U.K”) subsidiary has a $1.8 (£1.0) overdraft facility bearing interest at the bank’s base rate plus 1.5%, and indemnity facilities totaling $5.3 (£3.0) available for letters of credit and other guarantees. At April 25, 2004, $2.3 of the U.K. facilities was committed under letters of credit and other indemnities (2003 — $1.7). The U.K subsidiary also has additional available credit facilities of $6.6 (£ 3.8) of which $nil was borrowed at April 25, 2004 (2003 — $nil).

During the years ended April 25, 2004 and April 27, 2003 the Company’s U.K. subsidiary had a $6.5 (£4.1) loan facility that was subject to a borrowing base. The facility bore interest at LIBOR plus 3.5 percent, which would decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least CDN$20.0 from an equity offering. The principal amount of the loan was payable on March 4, 2004 and interest payable quarterly starting in June 2003. The facility was secured by a general assignment of the Company’s account receivable and a general security interest in the remaining assets of the Canadian parent company and its two U.S. wholly-owned subsidiaries. The loan facility contained certain restrictions and financial covenants. At April 27, 2003, the Company was not in compliance with certain of the financial covenants, however bank waivers were obtained on the breached covenants. At April 27, 2003, the Company had borrowed the total amount available under this facility. During the year ended April 25, 2004 the Company repaid the entire balance of the loan and the credit facility was cancelled.

14.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003

Trade payable	$11.8	$13.4
Employee-related payables	9.6	9.2
Restructuring, warranty and other provisions	5.8	5.8
Other accrued liabilities	18.8	14.3

	$46.0	$42.7

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

15.     LONG-TERM DEBT

	2004	2003

Capital leases, at interest rates varying from 9.1% to 11.4%, payable in monthly installments, with maturity dates ranging
from 5 to 46 months, secured by the leased assets	$ 1.1	$ 1.8

Chattel mortgage loan, bearing interest at 7.7%, payable in
monthly installments and due in October 2004, secured by
certain United Kingdom equipment	1.6	4.2

Chattel mortgage loan, bearing interest at 6.3%,
payable in monthly installments and due in April 2006,
secured by certain United Kingdom equipment	1.0	1.4

Mortgage loan, bearing interest at 7.4% until December 2006, with an option to select a fixed or variable interest rate
thereafter, payable in quarterly installments of £0.3
fixed until December 2006 with the balance due in December
2011, secured by the United Kingdom real estate properties	11.2	10.9

	14.9	18.3
Less: current portion	4.1	4.9

	$10.8	$13.4

Pursuant to the terms of the building mortgage agreement, the Company’s U.K. subsidiary must comply with certain financial covenants. At April 25, 2004 and April 27, 2003, the subsidiary was in compliance with these financial covenants.

Interest expense related to long-term debt, including obligations under capital leases, was $1.3 in Fiscal 2004 (2003 — $1.4; 2002 — $0.6). Future minimum lease payments under capital leases total $1.2 of which $1.0, $0.1, $0.1 and $nil relate to fiscal years 2005 to 2008, respectively. Interest costs of $0.1 are included in the total future lease payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2005 — $3.2; 2006 — $1.8; 2007 — $1.2; 2008 — $1.4; 2009 and beyond — $6.2.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

16.     COMMITMENTS AND GUARANTEES

      Operating leases

The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see note 4). Rental expense and income on operating leases were as follows:

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Rental expense
Arms-length	$ 8.6	$ 9.9	$10.0
Related party	6.7	6.0	6.1

Total	$15.3	$15.9	$16.1

Rental income
Arms-length	$ 0.1	$ 1.2	$ 1.1
Related party	4.3	3.7	2.6

Total	$ 4.4	$ 4.9	$ 3.7

Future operating minimum lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2005	$ 6.3	$ 6.6	$1.2	$3.9
2006	3.5	6.6	—	3.9
2007	2.1	6.6	—	0.6
2008	1.7	6.6	—	—
2009	1.2	6.6	—	—
Thereafter	5.3	13.3	—	—

Total	$20.1	$46.3	$1.2	$8.4

      Capital expenditures

As at April 25, 2004, capital expenditure commitments to the Supplier amounted to $0.1 (2003 — $0.5).

      Guarantees

The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FIN 45:

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

      Product warranties:

The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

	April 25, 2004	April 27, 2003

Balance, beginning of year	$ 1.9	$ 1.9
Warranty costs incurred	(0.7)	(0.6)
Warranties issued	0.4	0.3
Changes to accruals related to
pre-existing warranties	0.5	0.3

Balance, end of year	$ 2.1	$ 1.9

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

        Bid and performance related bonds:

The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 25, 2004, the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience of management’s best estimate, was insignificant. At April 25, 2004, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $8.1.

17.     CONTINGENCIES

In October 2003 the Company was served with a summons and complaint in a class action lawsuit brought forward by former employees of the Company. The complaint alleges liabilities for pay in lieu of termination notice and temporary reduction in hours and pension contributions. A tentative date for mediation has been scheduled during the second quarter of Fiscal 2005. The Company is at the early stages of evaluating this claim, and estimates that its range of loss relative to this matter may be $0 to $1.5. The Company intends to vigorously defend this matter.

The Company is also party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

18.     REDEEMABLE COMMON SHARES

Pursuant to a subscription agreement dated August 31, 2001 (the “Commencement Date”) entered into with an unrelated private corporation (the “Investor”), the Company issued 4,000,000 common shares for cash consideration of $10.3. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, including (i) the Company’s failure to complete an initial public offering of its common shares (“IPO”) on or before the fifth anniversary of the subscription agreement; (ii) a change in the Principal Shareholder’s status as an officer or director of the Company prior to an IPO; (iii) the disposal by the Principal Shareholder of more than twenty-five percent of his investment in the Company to an unrelated party prior to an IPO, or (iv) the disposal by the Principal Shareholder of any common shares held in the Company at a price below CDN$4.00 per share prior to an IPO, the Investor has the right (the “Put Right”) to require the Company to redeem all or part of its common shares at a price of CDN$4.00 per share plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. Accordingly, the common shares, including an aggregate amount of $2.1 (2003 — $1.2) accreted for accrued interest since the Commencement Date, were recorded in the mezzanine section of the Consolidated Balance Sheets. The accreted interest was recorded as an increase to accumulated deficit.

The August 31, 2001 agreement with the Investor provided that if, at any time prior to the Company having completed a single equity or equity component financing of at least CDN$20.0, the Company issues common shares or common share equivalents (the “Securities”) to any party under terms that are more favourable than the rights of the Investor under the amended and restated shareholders’ agreement, the Investor had the right to exchange its shares for that number of such Securities as would be issued at a CDN$4.00 subscription price per share, with certain additional rights attaching to the Securities. If, at any time prior to the Company completing an aggregate CDN$40.0 in equity financing subsequent to the Commencement Date, the Company issued Securities to any party at a price or exercise price below CDN$4.00 per share, the Investor had the right to require the Company to issue, for nominal consideration, an additional number of Securities necessary to maintain the then current ownership percentage of the Investor in the Company.

On April 23, 2004 in connection with the $15.0 (CDN$20.0) financing further described in Note 19 below, the Investor reached an agreement with the Company whereby all 4,000,000 common shares were exchanged for 16,000,000 Series B Convertible Redeemable Preferred Shares of the Company at their then fair value of CDN$1.00 per preferred share. Because the preferred shares are redeemable they continue to be classified in the mezzanine section of the April 25, 2004 consolidated balance sheet. As a result of the share exchange on April 23, 2004, the August 31, 2001 subscription agreement described above was terminated.

Pursuant to the new shareholders’ agreement dated April 23, 2004, within ninety days (original agreement dated February 16, 2001 — 30 days) following the failure by the Company to complete an IPO of its common shares on or prior to September 1, 2006, the Investor has a right (the “put right”) to request redemption of the preferred shares at a price of CDN$1.00 per preferred share, plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. Upon failure to complete an IPO by September 1, 2006, Zarlink, a major shareholder of the Company, also has the right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of CDN$2.85 per common share. Accordingly, the common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $1.0 (2003 — $0.6) accreted for the excess of the redemption amount over the original carrying value was recorded as at April 25, 2004. The accreted amount was recorded as an increase in accumulated deficit.

The following table summarizes the changes in redeemable common shares during the year:

	April 25, 2004	April 27, 2003

Balance, beginning of the year	$ 29.0	$27.9
Interest accreted during the year	1.3	1.1
Exchange of redeemable common shares,
including accreted interest, for	(12.5)	—
Series B preferred shares

Balance, end of year	$ 17.8	$29.0

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

19.     CONVERTIBLE, REDEEMABLE PREFERRED SHARES

      Series A Preferred Shares

On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of CDN$1.00 per preferred share, together with attached common stock purchase warrants. The warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of CDN$1.25 per share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The net proceeds were allocated between the Series A Preferred Shares and the warrants based upon their relative fair values. This allocation resulted in an assignment of proceeds of $1.0 to the warrants and the remainder to the Series A Preferred Shares.

The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as at April 25, 2004. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.

The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of CDN$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive an additional number of common shares equal to the issue price of CDN$1.00 per preferred share divided by the fair market value of the common shares on the date of conversion iii) if the shares are converted pursuant to a non-qualified IPO the Series A shareholders will receive an additional number of common shares based on a fraction of the excess, if any, of two times the original Series A issue price over the IPO price. During the year ended April 25, 2004 the Company recognized a deemed dividend of $1.4 that increased the net loss attributable to common shareholders. This charge was calculated based on the difference between the accounting conversion price of the Series A preferred shares and the fair market value of Company’s common shares on the commitment date.

At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of CDN$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of CDN$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 25, 2004 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at CDN$1.00 per share.

As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which must be bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $6.7, and has been recorded as a liability. The remaining value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, has been classified in the mezzanine section of the consolidated balance sheet as at April 25, 2004. The difference between the carrying amount and the redemption amount is being accreted over the five year period to redemption. For the year ended April 25, 2004, the amount of accreted interest was insignificant.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

      Series B Preferred Shares

On April 23, 2004, pursuant to the issuance of the Series A Preferred Shares, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Class B Series 1 Convertible and Redeemable Preferred Shares (“Series B Preferred Shares”) of the Company at CDN$1.00 per preferred share.

The Series B Preferred Shares carry the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares rank junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.

The Series B Preferred Shares carry the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.

At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of CDN$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 25, 2004 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at CDN$1.00 per share.

As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which must be bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $22.4 and has been recorded as a liability. The remaining value of the Series B Preferred Shares, after allocation of proceeds to the derivative instrument, has been classified in the mezzanine section of the consolidated balance sheet as at April 25, 2004. The difference between the carrying amount and the redemption amount is being accreted over the five year period to redemption.

The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

	Series A	Series B	Total

Convertible, redeemable preferred shares
(all net of share issue costs):
Issued for cash	$ 13.5	$ —	$ 13.5
Issued in exchange for common shares	—	37.8	37.8
Issued in exchange for redeemable common shares	—	10.3	10.3
Less: amount allocated to warrants	(1.0)	—	(1.0)
Less: amount allocated to derivative instrument	(6.7)	(22.5)	(29.2)
Beneficial conversion feature on Series A preferred
shares	(1.4)	—	(1.4)
Deemed dividend relating to beneficial conversion
feature on Series A preferred shares	1.4	—	1.4
Accreted interest on redeemable common shares exchanged
for Series B preferred shares	—	2.1	2.1

Carrying value of convertible, redeemable preferred	$ 5.8	$ 27.7	$ 33.5
shares

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

20.     CONVERTIBLE DEBENTURES

	2004	2003

Convertible debentures - beginning of year	$ 7.2	$ —
Convertible debentures issued in the year	—	6.5
Plus: accrued interest	0.2	0.3
Foreign currency impact	0.9	0.4
Conversion of debentures to common shares	(8.3)	—

Convertible debentures - end of year	$ —	$7.2

On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The maturity date of the convertible debentures was July 27, 2003. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company were issued during the term, at an equivalent price per share, or (ii) if no such financing occurred during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of CDN$3.00 per share and the price per share determined by an independent valuation.

During Fiscal 2004 the term of the debentures was extended from July 27, 2003 to October 31, 2003. On October 31, 2003 the Company reached an agreement with the debenture holders whereby the entire carrying value of the debentures of $8.3 was converted to 5,445,775 common shares of the Company at CDN$2.00 per common share. As the conversion price was lower than the fair market value of the Company’s common shares of CDN$2.75 per share on the commitment date (August 16, 2002), a beneficial conversion feature was triggered resulting in a non-cash expense of $3.1 recorded in the Fiscal 2004 Consolidated Statement of Operations.

In April 2004 5,081,619 of the common shares issued upon conversion of the debentures were exchanged for 10,163,238 Series B Preferred Shares of the Company.

21.     WARRANTS

The following table outlines the carrying value of warrants outstanding at April 25, 2004 and April 27, 2003:

	2004	2003

i) Warrants issued re government funding
Balance at beginning of the year	$17.6	$ —
Government funding received in year — warrants issued	2.4	10.8
Government funding received in year — no warrants issued	5.5	5.2
Accrued government funding receivable — no warrants
issued	3.2	1.6

Balance at end of the year	$28.7	$17.6
ii) Warrants issued in connection with Series A Preferred Shares	$ 1.0	—
iii) Warrants issued to financing agent	0.1	—

Total warrants outstanding	$29.8	$17.6

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

i)	During Fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to CDN$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of 2002, 2003 and 2004 is determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

In Fiscal 2003 the Company issued warrants to acquire 6,182,588 common shares related to $10.8 of the cash received. The number of warrants issued was calculated based on a fair value of CDN$2.75 per share, as determined by an independent valuation. In Fiscal 2004, an additional 6,804,380 warrants were issued at the then fair value of CDN$2.00 per share, of which 5,099,112 warrants related to $6.8 of government funding that was receivable and received during Fiscal 2003. Warrants relating to the remaining $8.7 of government funding received and receivable during Fiscal 2004 will be issued in September 2004 according to the terms of the agreement.

ii)	In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at CDN$1.25 per common share and have a seven year life.

iii)	In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at CDN$1.00 per share and have a five year life.

22.     SHARE CAPITAL

The Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A Preferred Shares and Series B Preferred Shares created in Fiscal 2004 (refer to Note 19). The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors.

During Fiscal 2004, the Company issued 33,591 shares (2003 — 10,487 shares; 2002 — 62,709) for total consideration of $0.1 (2003 — $0.1; 2002 — $0.2) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.

      Equity offerings

On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $14.6, of which $8.8 was received in cash and $5.9 was covered by employee interest-free loans repayable to the Company over a two-year period from the date of each offering. The repayment of certain of the loans was suspended during Fiscal 2003 and reinstated during Fiscal 2004. As at April 25, 2004, outstanding employee share purchase loans receivable, in the amount of $0.3 (2003 — $0.7), were recorded against shareholders’ equity.

      Employee Share Purchase Plan

In May 2001, the Company and its shareholders approved an Employee Stock Purchase Plan (“ESPP”) allowing U.S. employees to purchase common shares of the Company through a single lump sum payment and/or payroll deductions. Of the 6,000,000 common shares authorized under the ESPP, 3,000,000 common shares were available for purchase at CDN$4.00 (U.S. $2.58) per share during a first offering period that started on May 14, 2001 and ended April 28, 2002. As at April 28, 2002, employees purchased 645,032 common shares under the plan for total cash consideration of $1.7. The existing plan expired on April 30, 2003 with no additional offerings made under a second and final optional period.

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

      Stock Option Plan

In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 25, 2004 were 20,517,736 options (2003 — 8,962,846).

On December 23, 2003 the Company put forth an offer to all eligible employees to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options. All of the 10,373,302 options tendered in the exchange were cancelled on January 23, 2004. An equal number of new options will be granted to the participating employees after July 26, 2004. The new options will vest in four equal installments commencing one year from the date of grant, and will have an exercise price to be determined by the Board of Directors of the Company, but which will not be lower than the fair value of a common share on the date of the grant.

Following is a summary of the Company’s stock option activity and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	Year Ended April 25, 2004		Year Ended April 27, 2003		Year Ended April 28, 2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding options:
Balance, beginning of period	16,037,154	$2.59	16,873,299	$2.48	14,264,150	$2.24
Granted	1,337,087	$1.76	1,406,900	$1.94	4,357,778	$2.50
Exercised	(5,950)	$2.57	(3,695)	$2.59	(3,562)	$2.24
Forfeited	(1,527,436)	$2.58	(1,774,572)	$2.52	(1,745,067)	$2.29
Expired	(985,289)	$2.69	(464,778)	$2.48	—	$ —
Cancelled	(10,373,302)	$2.51	—	—	—	—

Balance, end of period	4,482,264	$2.50	16,037,154	$2.42	16,873,299	$2.30

Number of options
exercisable	2,462,636	$2.59	6,787,640	$2.44	3,481,970	$2.24

Weighted average fair
value of options granted
during the year using the
minimum value option
pricing model		$0.29		$0.41		$1.02

A summary of options outstanding at April 25, 2004 is as follows:

	Total outstanding		Total exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Remaining Contractual Life

$1.47	204,500	4.6 years	3,750	4.6 years
$2.02	815,750	3.6 years	150,624	3.6 years
$2.57	2,546,244	1.9 years	1,932,916	1.9 years
$2.94	915,770	2.7 years	375,346	2.7 years

	4,482,264		2,462,636

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

        Earnings (loss) per share

The following table sets forth the computation of basic and diluted loss per share:

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Net loss, as reported	$ (30.6)	$ (70.1)	$ (114.7)
Stock-based dividend	(0.1)	—	(2.5)
Accreted interest on redeemable common shares
(see note 18)	(1.3)	(1.1)	(0.7)
Deemed dividend relating to beneficial conversion
feature on Series A preferred shares (see note 19)	(1.4)	—	—

Net loss available to common shareholders	$ (33.4)	$ (71.2)	$ (117.9)

Weighted average number of common shares
outstanding during the year	127,831,211	113,109,751	106,848,314

Loss per common share — basic and diluted	$ (0.26)	$ (0.63)	$ (1.10)

As a result of the net losses for each of the following fiscal periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(number of shares)	Year Ended April 25, 2004	April 27, 2003	April 28, 2002

Stock options	19,888	—	1,744,242
Warrants	11,278,329	5,254,920	—
Convertible debentures	2,029,111	4,885,389	—
Convertible, redeemable preferred shares	477,047	—	—
Shares issuable to the Funding Company
(see note 4)	—	—	2,917,796

Total	13,804,375	10,140,309	4,662,038

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For Fiscal 2004, 4,277,764 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2003 — 15,538,533 stock options; 2002 — 3,242,762 stock options).

      Stock-based compensation

In Fiscal 2002, the Company applied the intrinsic value based method to record stock compensation expense of $0.1 as part of selling, general and administrative expense in connection with 174,072 stock options granted to employees in May 2001 at an exercise price per share of CDN$3.50 when the fair value of the underlying common shares, based on third party cash transactions during similar time periods, was CDN$4.00 per share. For all other stock options granted to employees in the periods disclosed, the exercise price of each stock option granted was equal to the fair value of the underlying common share at the date of grant.

During Fiscal 2003, the Company granted 30,000 (2002 — 320,749) stock options at an exercise price of CDN$2.75 (2002 — CDN$3.50 and CDN$4.00) per share to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of the disposal of the manufacturing operations and other outsourcing actions. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as at April 25, 2004. The following assumptions were used: five-year life, interest rate of 4.0 percent, volatility of 149 percent and no dividends. Unvested stock options granted to non-employees must be

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date as the amount equal to the change in fair value of the stock options. Deferred stock compensation of $0.6 was recorded and is being amortized over the vesting period of four years from the date of grant, with $0.2 (2003 — $0.1; 2002 — $0.1) amortized into selling, general and administrative expense for the year ended April 25, 2004. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

In addition, during Fiscal 2004, there were 88,000 (2003 — 20,000; 2002 — 1,358,421) stock options granted to employees of the Supplier and other companies controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $0.1’ (2003 — insignificant; 2002 — $2.5) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder. The following assumptions were used in Fiscal 2004: five-year life, interest rate of 4.0 percent, volatility of 149 percent and no dividends (Fiscal 2003 — five-year life, interest rate of 4.1 percent, volatility of 156 percent and no dividends).

23.     OTHER INCOME (EXPENSE), NET

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Foreign exchange gains (losses), net	$(1.0)	$ 2.9	$(0.8)
Interest income	0.4	0.4	0.4

	$(0.6)	$ 3.3	$(0.4)

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

24.     INCOME TAXES

        Details of income taxes are as follows:

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Loss before income taxes:
Canadian	$(10.1)	$ (8.7)	$(48.3)
Foreign	(20.2)	(64.3)	(66.3)

	$(30.3)	$(73.0)	$(114.6)

Income tax (expense) recovery:
Current
Canadian	—	—	—
Foreign	(2.0)	2.9	(0.1)

	(2.0)	2.9	(0.1)
Deferred
Canadian	$ —	$ —	$ —
Foreign	1.7	—	—

	$(0.3)	2.9	$ (0.1)

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

Expected tax rate	36.3%	38%	41%

Expected tax benefit	$ 12.8	$ 29.1	$ 36.7
Foreign tax rate differences	(9.1)	(17.9)	(17.3)
Tax effect of losses and temporary differences not
recognized	(5.9)	(14.9)	(16.9)
Tax effect from the recognition of previously
unrecognized losses	—	—	2.6
Permanent differences	0.1	3.7	(5.2)
Tax refunds and other adjustments
related to prior years	1.8	2.9	—

Income tax (expense) recovery	$(0.3)	$ 2.9	$(0.1)

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 25, 2004	April 27, 2003

Assets:
Net operating loss carryforwards	$ 47.9	$ 39.8
Allowance for doubtful accounts	2.7	1.9
Inventory	1.2	1.1
Restructuring and other accrued liabilities	8.1	5.8
Pension	7.6	7.4
Lease obligations and long-term debt	0.4	1.0
Property and equipment	2.9	1.8
Intangible and other assets	10.1	10.2
Other	—	0.2

Total deferred tax assets	80.9	69.2

Deferred tax liabilities	—	—

Total gross deferred tax assets net of total deferred tax liabilities	80.9	69.2
Valuation allowance	(79.4)	(69.2)

Total deferred tax assets	$ 1.5	$ —

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

A valuation allowance of $79.4 (2003 — $69.2) has been established due to uncertainty regarding the realization of the future benefit relating to that amount.

As at April 25, 2004, the Company and its subsidiaries had tax loss carryforwards of approximately $256.1 (2003 — $217.1) available to reduce future years’ income for tax purposes. These tax loss carryforwards relate to operations in Canada, United States, United Kingdom, Italy, Hong Kong and Barbados and expire as follows: 2005 — $8.3; 2006 — $0.7; 2007 — $4.0; 2008 — $36.5; 2009 to 2019 — $206.6. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.

As at April 25, 2004, the Company had a Canadian ITC carryforward balance of approximately $11.6, which may offset future federal income taxes payable. The ITCs expire in 2013 and 2014.

The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings. For the year ended April 25, 2004, the loss before income taxes attributable to all foreign operations was $20.2 (2003 — $64.3).

25.     PENSION PLANS

The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees and the Company’s U.K. subsidiary also maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as at August 1, 2003 and has been updated to March 31, 2004.

In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

In Fiscal 2003, the decline in global capital markets and interest rates had a negative impact on the Company’s defined benefit pension plan assets and obligations. As a result, the Company was required to adjust the minimum pension liability, representing the amount by which the accumulated benefit obligation less the fair value of the plan assets was greater than the liability previously recognized in the consolidated balance sheet. The after-tax effect of this adjustment was to increase the pension liability and increase accumulated other comprehensive loss by $16.5, respectively. During Fiscal 2004 given strengthening markets and better returns on plan assets, the minimum pension liability decreased to $15.2, resulting in an adjustment of $3.5 to pension liability and accumulated other comprehensive loss.

        The Company’s net benefit plan expense was as follows:

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Current service cost — defined contribution	$ 1.7	$ 1.7	$ 3.1
Interest cost	5.1	4.1	2.7
Expected return on plan assets	(3.9)	(4.1)	(2.6)
Recognized actuarial loss	1.3	0.1	—

Net pension plan expense	$ 7.8	$ 4.0	$ 4.9

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

United Kingdom Defined Benefit Pension Plan

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 25, 2004	April 27, 2003

Change in accrued pension benefits:
Benefit obligation at beginning of year	$ 86.6	$ 62.2
Service cost	1.8	1.6
Interest cost	5.1	4.1
Plan participants' contributions	1.6	1.7
Actuarial (gain) loss	(0.5)	11.0
Benefits paid	(0.8)	(0.5)
Foreign exchange	9.6	6.5

Benefit obligation at end of year	103.4	86.6

Change in plan assets:
Fair value of plan assets at beginning of year	46.8	51.9
Actual return on plan assets	11.0	(13.3)
Employer contributions	1.8	2.3
Employee contributions	1.6	1.7
Benefits paid	(0.8)	(0.5)
Foreign exchange	5.7	4.7

Fair value of plan assets at end of year	66.1	46.8

Unfunded status	(37.3)	(39.8)
Unrecognized net actuarial loss	12.5	15.2

Net pension benefit liability	$(24.8)	$(24.6)

The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

	April 25, 2004		April 27, 2003

Discount rate	5.5%		5.5%
Compensation increase rate	2.5%		2.5%
Investment returns assumption	7.75%		7.5%
Average remaining service life of employees	20	years	25	years

26.     FINANCIAL INSTRUMENTS

      Fair value

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to (from) related parties, long-term debt, convertible debentures (fiscal 2003), foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and convertible debentures (fiscal 2003), the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.3 and $0.1 classified as other current assets and accounts payable and accrued liabilities, respectively, as at April 25, 2004 (April 27, 2003 — $nil and $0.3, respectively). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value with the following exceptions:

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

	April 25, 2004		April 27, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Long-term receivables	$ 0.3	$ 0.3	$ 0.7	$ 0.9
Long-term debt	$(14.9)	$(15.9)	$(18.3)	$(19.5)

      Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company’s orientation is global with a large number of diverse customers to minimize concentrations of credit risk.

      Interest rate risk

The Company has credit facilities with interest rates subject to fluctuations in the prime rate or the LIBOR / Bankers’ Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

      Foreign currency risk

The Company is exposed to currency rate fluctuations related primarily to its future net cash flows of U.S. dollars, British pounds and Euro dollars from operations. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

The Company’s foreign exchange contracts mature within one month. For the year ended April 25, 2004, other expense, net included a net unrealized gain of $0.2 (2003 — gain of $0.3; 2002 — loss of $0.1) for changes in the fair value of foreign exchange contracts. As of April 25, 2004, the Company had outstanding foreign exchange contracts requiring (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of CDN$30.7 (2003 — CDN$22.6), (ii)to exchange U.S. dollars for Canadian dollars with a notional amount of CDN$35.8 (2003 — CDN$13.0), (iii) to exchange Euro dollars for Canadian dollars with aggregate notional amounts of CDN$6.1 (2003 — $nil) and (iv) to exchange Euro dollars and U.S. dollars for British Pounds with aggregate notional amounts of £nil (2003 — £7.6).

        Non-derivative and off-balance sheet instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. At April 25, 2004 and at April 27, 2003, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $3.2 as of April 25, 2004 (April 27, 2003 — $2.5). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 25, 2004 (April 27, 2003 — insignificant).

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

27.     SUPPLEMENTARY CASH FLOW INFORMATION

	Year Ended
	April 25, 2004	April 27, 2003	April 28, 2002

Change in non-cash operating assets and liabilities:
Accounts receivable	$(5.2)	$ 5.0	$(4.1)
Other receivables	5.4	(1.3)	4.2
Inventories	8.4	(1.1)	(8.2)
Prepaid expenses	1.9	2.2	(1.5)
Long-term receivables	0.4	1.1	0.4
Accounts payable and accrued liabilities	0.9	(2.5)	(18.0)
Long term portion of lease termination obligations	2.6	2.0	—
Deferred revenue	0.7	(6.6)	5.8
Due from related parties	—	(0.3)	—
Due to related parties	5.1	5.3	14.6
Income and other taxes payable	2.8	1.2	(2.5)

	$ 23.0	$ 5.0	$(9.3)

Interest payments	$ 3.8	$ 2.8	$ 1.8

Income tax payments	$ —	$ —	$ 2.0

Disclosure of non-cash activities during the year
Convertible debentures converted to common shares	$ 8.3	$ —	$ —
Related party loans converted to common shares	31.0	—	—
Exchange of common shares for convertible,	38.7	—	—
redeemable preferred shares
Adjustment to minimum pension liability	(3.5)	16.5	—
Warrants issued in connection with financing	1.0	—	—
Warrants issued to placement agent	0.1	—	—
Issuance of shares in exchange for services	0.1	0.1	0.2
Stock-based dividends	0.1	—	2.5
Deemed dividend relating to beneficial conversion
feature on Series A preferred shares	1.4	—	—

Consolidated Financial Statements - In millions of US Dollars (except share and per share amounts)	US GAAP

SCHEDULE II
VALUATION OF QUALIFYING ACCOUNTS
AS AT APRIL 25, 2004
(in millions of United States dollars)

		Additions
Description	Balance, Beginning of Period	Charged to expenses	Charged to other accounts	Deductions	Balance, End of Period

Allowance for doubtful accounts
Fiscal 2002	$2.7	$1.7	$—	$(0.4)	$4.0
Fiscal 2003	4.0	0.7	—	(2.0)	2.7
Fiscal 2004	2.7	1.4	—	(1.4)	2.7

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITEL NETWORKS CORPORATION /s/ DONALD W. SMITH Name: Donald W. Smith Title: Chief Executive Officer

Date: August 27, 2004