Form 20-F/A
period 2004-04-25
MITEL NETWORKS CORP
filed 2004-12-23
CIK 1170534

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                    FORM 20-F

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 111,688,279 common shares, 20,000,000 Class A Convertible Preferred Shares and 67,249,944 Class B Convertible Preferred Shares as of July 27, 2004.

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

Item 19. Exhibits

1     Articles of Incorporation and bylaws as currently in effect:

            1.1 Articles of Incorporation and amendments thereto prior to April 22, 2004X

            1.2   Articles of Amendment dated April 22, 2004 X

            1.3   Articles of Amendment dated April 23, 2004 X

            1.4   Bylaws X


2 Instruments defining the rights of holders of equity securities being registered:

            2.1 See Articles of Incorporation described above in Exhibit 1.1, Articles of Amendment dated April 22, 2004 described above in
                  Exhibit 1.2, and Articles of Amendment dated April 23, 2004 described above in Exhibit 1.3

            2.2   Specimen Common Share certificate*

            2.3   Specimen Series A Share certificate X

            2.4   Specimen Series B Share certificate X

4     Material contracts:

            4.1 Shareholders Agreement between Mitel Networks, Mitel Knowledge, PTIC, Zarlink, Mitel Systems (now Wesley Clover), WCC (now Wesley Clover), EdgeStone, and Dr. Matthews, dated April 23, 2004**

            4.2 Class A Convertible Preferred Share Subscription Agreement between Mitel Networks and EdgeStone dated April 23, 2004

            4.3 Registration Rights Agreement between Mitel Networks, Mitel Knowledge, PTIC, Zarlink, EdgeStone, Mitel Systems (now Wesley Clover) and WCC (now Wesley Clover), dated April 23, 2004**

            4.4 Receivables Purchase Agreement between the Mitel Group and The Canada Trust Company effective date of April 16, 2004 X++

            4.5 Amended and Restated Credit Agreement between Mitel Networks, the Lenders from time to time and Bank of Montreal as Administrative Agent dated April 21, 2004 X++, as amended July 24, 2004 X

            4.6 Loan Agreement between MNL and Export Development Canada dated March 4, 2003, as amended***

            4.7 Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated October 22, 2001*

            4.8 Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated April 25, 2003***

            4.9 Real Property Loan Facility between MNL and Barclays Bank PLC dated December 13, 2001, secured by a legal charge dated January 24, 2002*

            4.10 Business Overdraft and Ancillary Facility Agreement between MNL and Barclays Bank PLC dated August 30, 2002***

            4.11 Supply Agreement between Mitel Networks and its subsidiaries and BreconRidge and its subsidiaries dated August 30, 2001, and related amendment dated February 27, 2003*+

            4.12 Amendment to the Supply Agreement between Mitel Networks and its subsidiaries and BreconRidge and its subsidiaries dated February 27, 2003***

            4.13 Sublease Agreement between Mitel Networks Corporation and BreconRidge dated August 31, 2001 and First Amendment of Sublease Agreement between Mitel Networks and BreconRidge dated May 31, 2002*+

            4.14 Lease Agreement between MNL and BreconRidge dated September 14, 2001*

            4.15 Asset Sale Agreement between Mitel Networks and BreconRidge MSCdated August 31, 2001*+

            4.16 Supply Agreement between Mitel Networks and Zarlink (formerly Mitel Corporation) dated February 16, 2001 and related amendment dated October 24, 2001*+, amended by Amending Agreement dated April 23, 2004 X

            4.17 Lease Agreement between MNL and Zarlink Semiconductor Limited (formerly Mitel Semiconductor Limited), a subsidiary of Zarlink dated February 2, 2001*

            4.18 Intellectual Property License Agreement between Mitel Networks and Zarlink (formerly Mitel Corporation) dated February 16, 2001*+

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

            4.22 Strategic Alliance Agreement between Mitel Networks and March Networks dated September 21, 2001*, as amended September 20, 2003 X

            4.23 Amended and Restated Employment Contract between Mitel Networks and Donald Smith dated April 17, 2001* +

            4.24 Amended and Restated Employment Contract between Mitel Networks and Paul Butcher dated February 16, 2001*+

            4.25 Union Agreement between MNSI (formerly Mitel Communications Solutions, Inc.) and IBEW expiring on September 30, 2004*+

            4.26 Integrated Communications Solutions R&D Project Agreement between Mitel Networks, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada dated October 10, 2002 *+, as amended on March 27, 2003 and May 2, 2004 respectively X

            8.1   Subsidiaries of Mitel Networks Corporation*

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

x     Previously filed as part of this Annual Report.

+ Portions of this document have been granted "Confidential Treatment" by the Secretary of the Securities and Exchange Commission.

++ Portions of this document are subject to a pending Confidential Treatment Request filed with the Secretary of the Securities and Exchange Commission.

                                    SIGNATURE
                                    ---------

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

Date: December 22, 2004