Form 20-F
period 2005-04-24
MITEL NETWORKS CORP
filed 2005-10-24
CIK 1170534

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 24, 2005

AND

☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 25, 2005 to April 30, 2005
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number: 0-49984
MITEL NETWORKS CORPORATION/
CORPORATION MITEL NETWORKS
(Exact name of Registrant as specified in its charter)
MITEL NETWORKS CORPORATION
(Translation of Registrant’s name into English)
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
None
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 117,241,350 common shares, 20,000,000 Class A Convertible Preferred Shares, Series 1, and 67,789,300 Class B Convertible Preferred Shares, Series 1, as of September 30, 2005.
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐          Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑

Basis of Presentation
      The financial results of Mitel Networks Corporation (“Mitel” or “the Company”) contained in this Form 20-F are reported in United States (US) dollars and have been prepared in compliance with accounting principles generally accepted in the United States of America for the purposes of this annual report. In this annual report, all dollar amounts are expressed in United States dollars except where otherwise indicated.

Forward Looking Information
      Certain statements in this annual report constitute “forward-looking statements.” Mitel has based these forward-looking statements on its current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to but not limited to:

•	expectations for future performance, revenue, income, projected capital expenditures, cost benefits to end users, expenses and profitability;

•	Mitel’s ability to successfully execute its business model and business strategy;

•	the future development and expected growth of Mitel’s business and the communications industry;

•	trends in government regulation; and

•	the effects of operating in a competitive environment.
      Forward-looking statements can be identified by terminology such as “may,” “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. Many factors could cause actual events or results to differ materially from those suggested by these forward-looking statements, including:

•	general economic conditions;

•	interest rate levels;

•	inflation and currency exchange rate developments;

•	changes in laws and regulations; and

•	general competitive factors.
      In evaluating these statements, carefully consider the risks outlined under Part I, Item 3.D “Risk Factors”.
      Although Mitel believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Mitel does not promise to update forward-looking information to reflect actual results or changes in assumptions.

i

ii

C. Material Contracts	59
D. Exchange Controls	68
E. Taxation	68
F. Dividends and Paying Agents	72
G. Statement by Experts	72
H. Documents on Display	72
I. Subsidiary Information	72
Item 11. Quantitative and Qualitative Disclosures About Market Risk	72
Item 12. Description of Securities Other than Equity Securities	74
PART II	74
Item 13. Defaults, Dividend Arrearages and Delinquencies	74
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	74
Item 15. Controls and Procedures	74
Item 16. [Reserved]	74
A. Audit Committee Financial Expert	74
B. Code of Ethics	74
C. Principal Accountant Fees and Services	75
D. Exemptions from the Listing Standards for Audit Committees	75
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	75
PART III	76
Item 17. Financial Statements	76
Item 18. Financial Statements	76
Item 19. Exhibits	77
SECURITIES PURCHASE AGREEMENT
GENERAL SECURITY AGREEMENT
GUARANTY AND SECURITY AGREEMENT
PLEDGE AGREEMENT
CHARGE OVER BOOK DEBTS AND CASH AT BANK
GUARANTEE AND INDEMNITY
MORTGAGE DEBENTURE
GUARANTEE AND SECURITY AGREEMENT
DEED OF GUARANTEE AND SUBORDINATION
DEED OF GUARANTEE AND SUBORDINATION
INTELLECTUAL PROPERTY SECURITY AGREEMENT
CAP/FLOOR COLLAR TRANSACTION
ISDA MASTER AGREEMENT
CONTRACT FOR THE SALE OF LAND AND BUILDING
REGISTRATION RIGHTS AGREEMENT
UNION AGREEMENT
DEFERRED SHARE UNIT PLAN FOR EXECUTIVES
AMENDED AND RESTATED CREDIT AGREEMENT
STRATEGIC ALLIANCE AGREEMENT
INTEGRATED COMMUNICATIONS SOLTUIONS
SUBSIDIARIES
CERTIFICATION
CERTIFICATION
CERTIFICATION
CERTIFICATION

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisors
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information

A.	Selected Financial Data
      The following sets forth selected financial information derived from (a) the unaudited carve-out combined statement of revenue and direct expenses of the Communications Systems Predecessor Business (the “Predecessor Business”) of Mitel Corporation now known as Zarlink Semiconductor Inc. (“Zarlink”) for the forty-six week period ended February 16, 2001, (b) the unaudited consolidated financial statements of Mitel as of, and for the ten week period ended April 27, 2001, (c) the audited consolidated financial statements of Mitel as of and for the fiscal years ended April 28, 2002 (“Fiscal 2002”), April 27, 2003 (“Fiscal 2003”), April 25, 2004 (“Fiscal 2004”), and April 24, 2005 (“Fiscal 2005”), and (d) for the six day transition period from April 25, 2005 to April 30, 2005 (the “Transition Period”). The selected financial information may not be indicative of Mitel’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

STATEMENT OF OPERATIONS DATA

							Predecessor
	Mitel						Business

							Forty-six
	Six Days	Year Ended				Ten Weeks	Weeks
	Ended					Ended	Ended
	April 30,	April 24,	April 25,	April 27,	April 28,	April 27,	Feb. 16,
	2005	2005	2004	2003	2002	2001	2001

						(unaudited)	(unaudited)
	(In millions of U.S. dollars, except share and per share data)
Revenue	$3.2	$342.2	$340.7	$352.2	$358.0	$78.3	$343.9
Cost of revenue	2.4	213.2	202.9	225.4	215.5	41.6	194.3

Gross margin	0.8	129.0	137.8	126.8	142.5	36.7	149.6
Research and development	0.7	41.4	36.2	41.2	59.1	12.9	49.5
Selling, general and administrative	1.8	114.9	111.4	114.9	141.9	30.2	135.0
Purchased in-process R&D	—	—	—	—	—	13.5	—
Special charges	—	10.6	11.7	13.7	7.4	—	9.9
Loss on disposal of business	—	3.4	0.6	—	1.5	—	—
Amortization of acquired intangibles	—	—	0.2	29.1	43.8	8.2	1.9

Operating loss	(1.7)	(41.3)	(22.3)	(72.1)	(111.2)	(28.1)	(46.7)
Other (income) expense, net	(0.1)	7.5	8.0	0.9	3.4	0.4	N/A
Income tax (recovery) expense	—	0.8	0.3	(2.9)	0.1	0.6	N/A

Net loss	$(1.6)	$(49.6)	$(30.6)	$(70.1)	$(114.7)	$(29.1)	N/A

Net loss per common share
Basic and diluted	$(0.02)	$(0.49)	$(0.26)	$(0.63)	$(1.10)	$(0.29)	N/A

Weighted average number of common shares outstanding (in millions)	113.8	113.8	127.8	113.1	106.8	100.0	N/A

BALANCE SHEET DATA

	As at	As at	As at	As at	As at
	April 30,	April 24,	April 25,	April 27,	April 28,
	2005	2005	2004	2003	2002

	(In millions of U.S. dollars)
Cash and cash equivalents	$46.6	$9.7	$26.7	$22.3	$3.6
Other current assets	115.8	117.5	115.0	120.6	132.4
Property and equipment	20.6	20.9	20.3	25.3	29.7
Other assets	12.3	8.5	7.4	7.3	42.4

Total assets	$195.3	$156.6	$169.4	$175.5	$208.1

Current liabilities	$101.9	$115.8	$103.2	$135.8	$138.9
Other liabilities	129.2	83.6	69.5	47.7	21.7
Redeemable shares	57.3	57.2	51.3	29.0	27.9
Capital stock	187.6	187.6	184.8	183.4	167.5
Other capital accounts	23.3	14.7	7.7	(2.2)	(0.9)
Accumulated deficit	(304.0)	(302.3)	(247.1)	(218.2)	(147.0)

Total liabilities and shareholders’ equity	$195.3	$156.6	$169.4	$175.5	$208.1

B.	Capitalization and Indebtedness
      Not applicable.

C.	Reasons for the offer and use of proceeds
      Not applicable.

D.	Risk Factors
      Investment in Mitel’s common shares should be regarded as highly speculative and is suitable only for those investors who are able to sustain a total loss of their investment. Investors should carefully consider all information contained in this annual report, and should give particular consideration to the following risk factors, among others, when evaluating Mitel and its business and prospects. Any of the following risks could materially adversely affect Mitel’s business, results of operations or financial condition and could result in a complete loss of an investment in Mitel.

Mitel has incurred net losses from operations since its inception and may not be profitable in the future.
      Mitel has incurred net losses from operations since its inception. The future success of Mitel in attaining profitability and growing its revenue and market share for its products is dependent upon the ability of Mitel to build its brand image and reputation, attract orders, develop products that have a competitive advantage, and increase efficiency in design, component sourcing, manufacturing and assembly costs processes. The high technology industry is characterized by long and variable delays between expenses incurred for research and development (“R&D”) and sales and marketing and the generation of revenue, if any, from such expenditures. There can be no assurance that Mitel will be able to grow its revenue and market share or that there will not be developments that will require unanticipated expenditure of Mitel’s capital resources. Finally, there can be no assurance that Mitel will be able to achieve profitability or that, if achieved, such profitability can be sustained.

Mitel may fail to achieve and sustain market acceptance of its products and technologies in broader industry segments.
      Mitel’s strategy has been to invest in developing Internet Protocol (“IP”) communications (“IP Communications”) platforms, devices and applications. It is however recognized that IP Communications products still represent, according to industry analysts, a minority of overall enterprise product sales and that not all product delivery channels are readily equipped to promote, market and sell a full suite of IP Communications products. As a result, such products may not achieve full market acceptance within the timeframe anticipated by Mitel, as customers may seek further validation of the efficiency and reliability of IP Communications technology, or such customers may adopt competing IP Communications technologies. In addition, Mitel’s revenues from the sale of traditional Time Division Multiplex (“TDM”) based products have continued to decline faster than the industry norm. Therefore, if IP Communications products are not adopted at the anticipated rate, Mitel’s business, financial condition and results of operations could be adversely affected.

The occurrence of design defects, errors, failures or “bugs” in Mitel’s products could result in damage to Mitel’s brand image and reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel’s products, and adversely affect Mitel’s ability to attract new customers or retain existing customers.
      Mitel’s products are highly complex and, from time to time, may contain certain defects that are difficult to detect and correct. Errors, failures or “bugs” may be found in Mitel’s products after shipment to customers. If errors are discovered, Mitel may not be able to correct such errors in a timely manner or at all. The occurrence of errors and product failures could result in damage to Mitel’s reputation, lost revenue, and the loss of, or delay in achieving, market acceptance of Mitel’s products, and adversely affect Mitel’s ability to retain existing or attract new customers or delivery channels. Efforts to correct such errors and failures in

Mitel’s products could require significant expenditure of capital and resources by Mitel and, such efforts may not be successful. The sale and support of such products may entail the risk of product liability claims. In addition, the failure of Mitel’s products to perform to published specifications could give rise to warranty claims. Mitel’s insurance may not cover or its coverage may be insufficient to cover any such claims successfully asserted against Mitel or its contracted suppliers and manufacturers and therefore the consequences of such errors, failures and claims could have a material adverse effect on Mitel’s business, financial condition and results of operations.

The failure of Mitel’s products to keep pace with rapidly changing technology and evolving industry standards could have an adverse effect on future sales.
      The markets for Mitel’s products are competitive and characterized by rapidly changing technology, evolving industry standards, market consolidation, new market entrants, and frequent new product introductions. Mitel has invested and intends to continue to invest in the development of products. There can be no assurance that such products will be accepted in the face of competing products and changing customer requirements.

Mitel may not be able to compete effectively in the highly competitive high technology industry.
      Mitel’s competitors include large corporations with greater name and brand recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales and other resources than those of Mitel. As a result, they may have an advantage over Mitel in developing new products, creating product awareness and attracting customers. There can also be no assurance that Mitel’s competitors will not develop technological innovations that will successfully compete against or render Mitel’s products obsolete or that Mitel will be able to sell its products to customers who have prior relationships with our competitors.

Because Mitel depends upon a small number of outside contract manufacturers to manufacture the Company’s products, Mitel’s operations could be delayed or interrupted if the Company encounters problems with any of these contractors.
      Mitel does not have internal manufacturing capabilities, and therefore relies upon a small number of contract manufacturers to build the Company’s products. BreconRidge Manufacturing Solutions Corporation (“BreconRidge”) currently provides a significant majority of Mitel’s required manufacturing. This reliance involves a number of risks, including the possible absence of adequate capacity and reduced control over component availability, delivery schedules, manufacturing yields and costs. If any of the Company’s current contract manufacturers are unable or unwilling to continue manufacturing Mitel products in required volumes and at high quality levels, Mitel will have to identify, qualify and select acceptable alternative manufacturers. It is possible that an alternate source may not be available to Mitel when needed or may not be in a position to satisfy the Company’s production requirements at commercially reasonable prices and quality. Any significant interruption in manufacturing would require Mitel to reduce supply of products to the Company’s customers, which in turn could have a material adverse effect on the Company’s customer relations, business, financial condition and results of operations.
      Please see Part I, Item 7.B “Related Parties” and Item 10.C “Material Contracts” to this annual report for further information concerning the Company’s relationship with BreconRidge.

Mitel depends on sole source and limited source suppliers for key components. If Mitel is unable to buy these components on a timely basis, the Company will not be able to deliver its products to its customers.
      Mitel depends on sole source and limited source suppliers for key components of the Company’s products. Any of the sole source suppliers upon which Mitel relies could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, Mitel’s competitors. As a result, these sole and limited source suppliers may stop selling their products or components to Mitel at commercially reasonable prices, if at all. Any such interruption, delay and the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect Mitel’s ability to meet scheduled product deliveries to its customers and would materially adversely affect the Company’s business, results of operations and financial condition.

Third party software could adversely affect Mitel’s ability to develop and deliver its products on a timely and reliable basis.
      Mitel’s business may be harmed by a delay in delivery of software applications or components from one or more of its third party suppliers. In addition, most of these supply agreements can be terminated by the suppliers under various circumstances and are generally non-exclusive, which means that the suppliers may develop relationships with, and supply similar or the same software applications and components to, competitors. In the event that software application or component suppliers terminate their relationships with Mitel or are unable to fill Mitel’s orders on a timely basis, Mitel may be unable to deliver its products to meet customers’ orders if it is unable to develop alternative or additional supply sources, which could have a material adverse effect on its business, financial condition and results of operations.

In the past Mitel’s revenue from operations has not been sufficient to cover its operating expenses and Mitel may require additional equity or debt financing in the future.
      In previous years, Mitel’s revenue from operations was not sufficient to cover its operating expenses. Mitel issued senior convertible debt in April 2005, and convertible preferred shares in April 2004, in order to increase working capital, some of which was used to cover operating expenses. While Mitel believes that its expected cash flow from operations and other existing cash resources should be sufficient to satisfy Mitel’s cash requirements in fiscal 2006, there is no assurance that Mitel will not require additional equity or debt financing in the future. Failure to generate the expected level of cash flow from operations, or loss of existing financing could result in the delay or abandonment of some or all of Mitel’s business plans, the sale of assets, or the undertaking of other measures which could have a material adverse effect on Mitel’s business, financial condition and results of operations. In addition, there can be no assurance that Mitel will be able to obtain on satisfactory terms, or at all, any additional financing, if required, or that it will have sufficient cash collateral for “as-required” credit facilities, customer bid and performance bonds. Failure to obtain any required financing on satisfactory terms could have a material adverse effect on Mitel’s business, financial condition and results of operations. Furthermore, any such financing, if obtained, may involve the issuance of further equity at prices which may dilute an investor’s interest in Mitel, could result in Mitel’s assets being pledged as collateral or could result in loan terms which could restrict its operations. In addition, the holders of senior convertible debt instruments and certain holders of common shares and preferred convertible shares have price-based anti-dilution protection, which could be triggered by any such additional financing.

The outstanding senior convertible debt instruments, preferred shares and certain warrants could adversely affect the market value of Mitel’s common shares as well as the ability of Mitel to complete any future equity financing.
      As at the end of the Transition Period, Mitel had outstanding:

•	20,000,000 Class A Convertible Preferred Shares, Series 1 (the “Series A Shares”) and 67,789,300 Class B Convertible Preferred Shares, Series 1 (the “Series B Shares”), each of which is convertible into common shares (on a one-for-one basis and, in certain circumstances on a greater than one-for-one basis) of the Company at the option of the holders and upon certain triggering events (collectively, the “Preferred Shares”);

•	Stock options to acquire 18,456,249 common shares;

•	Warrants to acquire up to an additional 49,349,911 common shares, plus a warrant (granted to the lead investor in its April 2004 financing) to acquire certain additional common shares upon the occurrence of certain events, such number of common shares to be determined in accordance with the formula set forth in this warrant; and

•	$55,000,000 (plus accrued interest) in senior secured convertible notes (the “Convertible Notes”) which may be converted into common shares on or after consummation of a qualified initial public offering (“Qualified IPO”) and upon certain triggering events.
      The issuance of Mitel’s common shares upon the conversion of its Preferred Shares or the exercise of certain warrants or stock options will likely occur at a time when the conversion or exercise price is below the market value of Mitel’s common shares. In addition, the Convertible Notes may be converted into common shares prior to a Qualified IPO in certain circumstances at a price which may be below the market value of Mitel’s common shares. Therefore, the conversion or exercise of these securities will likely have a dilutive effect on the market value of Mitel’s common shares. The conversion or exercise of these securities will also result in Mitel having more common shares outstanding, which would have a dilutive effect on its earnings per share. Furthermore, the Convertible Notes, the Preferred Shares, warrants and stock options, as well as the terms of these securities could materially impair Mitel’s future ability to raise capital through an offering of equity securities.
      Please see Part I, Item 6.E “Share Ownership”, Item 10.B “Memorandum and Articles of Incorporation” and Item 10.C “Material Contracts” to this annual report for further information concerning the Company’s stock options, Preferred Shares, warrants, and Convertible Notes.

The exercise of put rights by certain shareholders, and the exercise of redemption and certain conversion rights by one or more of the Convertible Noteholders, would have a material adverse effect on Mitel’s cash flow and financial position.
      The holders of 10,000,000 common shares, 16,000,000 Series B Shares, and all of the Series A Shares have the right pursuant to the Shareholders Agreement to require Mitel to purchase all or any portion of such shares if Mitel has not completed an initial public offering by September 1, 2006. The exercise of these put rights, and the related cost to Mitel, would have a material adverse effect on Mitel’s business, financial condition and results of operations. Please see Part I, Item 10.C “Material Contracts” to this annual report for additional information concerning the above put rights.
      Under the Convertible Notes, in the event of a default, the holders of the Convertible Notes have the right to require Mitel to redeem all or a portion of the value of the Convertible Notes outstanding, and, in the event of any redemption deficiency, enforce the security interest held by them against the assets of the Company and certain of its subsidiaries. In addition, in the event of a Fundamental Change (as defined in the Convertible Notes) that occurs prior to April 28, 2010, each Convertible Noteholder will have the option to either convert all or a portion of its Convertible Note into common shares of the Company or obligate the Company to repurchase all or a portion of the Convertible Note plus interest and, in either case, will also be entitled to receive from the Company a premium in the form of additional common shares (the “Make Whole Premium”). The exercise of these redemption or conversion rights would have a material adverse effect on Mitel’s business, financial condition and results of operations. Please see Part I, Item 10.C “Material Contracts” to this annual report for additional information concerning the above redemption and conversion rights, and the Make Whole Premium.

The quarterly and annual revenue and operating results of Mitel have fluctuated historically. Therefore, the results of one period may not provide a reliable indicator of Mitel’s future performance.
      The quarterly and annual revenue and operating results of Mitel have fluctuated historically depending upon, among other factors, the timing of executed contracts and purchase orders. Accordingly, Mitel’s operating results over a particular period are difficult to predict and may not meet the expectations of investors. Factors which may cause Mitel’s financial results to fluctuate significantly from period to period include, but are not limited to: the fact that each individual order or contract can represent a substantial amount of revenue; many of Mitel’s products may require significant capital expenditures by the customer; the size, timing and shipment of individual orders; changes in pricing by Mitel or its competitors; discount levels; foreign currency exchange rates; the mix of products sold; the timing of the announcement, introduction and delivery of new products and/or product enhancements by Mitel and its competitors; and general economic conditions. As a result of the foregoing factors, a quarter-to-quarter or a year-to-year comparison of Mitel’s results of operations is not necessarily meaningful. Investors should not rely upon the results of one period as an indication of Mitel’s future performance. Please see Part I, Item 5.F “Tabular Disclosure of Contractual Obligations” to this annual report for further information concerning Mitel’s funding related obligations.

Mitel is exposed to risks inherent in its defined benefit pension plan which may have a material adverse effect on its business, cash flow requirements, financial condition and results of operations.
      Mitel currently maintains a defined benefit pension plan in the United Kingdom. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from the assumptions, additional contributions by Mitel may be required. Any future requirements to make significant contributions to fund the defined benefit plan could have material adverse effects on Mitel’s business, financial condition and results of operations.

Mitel’s competitive position may be affected by fluctuations in exchange rates and its current currency hedging strategy may not be sufficient to counter such fluctuations.
      A significant portion of the business of Mitel is conducted in currencies other than the Canadian dollar. Due to the substantial volatility of currency exchange rates, Mitel cannot predict the effect of exchange rate fluctuations upon future sales. Mitel uses financial instruments, principally forward exchange contracts, in its management of foreign currency exposures. These contracts primarily require Mitel to purchase and sell certain foreign currencies with or for Canadian dollars at contractual rates. It is Mitel’s practice to monitor the financial standing of the counterparties to these financial instruments, which include several major financial institutions, and limit the amount of exposure to any one institution. Mitel may be exposed to a credit loss in the event of nonperformance by the counterparties of these contracts. Additionally, Mitel’s operations could be adversely affected if it is unable to guard against currency fluctuations in the future. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on Mitel’s business, financial condition and results of operations.

Mitel’s loss of key personnel or an inappropriate allocation of human resources within the business could hinder Mitel’s ability to achieve its objectives.
      The success of Mitel is dependent upon the services of a number of the members of its senior management and software and engineering staff, as well as the expertise of its directors. The loss of one or more of these individuals could have a material adverse effect on Mitel’s operations and business prospects. In addition, Mitel’s success also depends on its ability to attract and retain additional highly qualified management and technical personnel. For instance, Mitel faces competition for qualified personnel, many of whom are often subject to competing employment offers. Furthermore, a portion of Mitel’s compensation to its key employees is in the form of stock option grants and, as a consequence, a depression in Mitel’s share price or the continued lack of a public market for such shares could make it difficult for Mitel to retain employees and recruit additional qualified personnel. Mitel currently does not maintain corporate life insurance policies on the lives of its directors or key employees.

Mitel’s inability to effectively manage significant growth in the number of its employees or the scope of its operations could have a material adverse effect on Mitel’s business and future success.
      Should Mitel experience a need for significant growth in the number of its employees and the scope of its operations, it may place a significant strain on Mitel’s management and operations, particularly with respect to:

•	Broadening its management team;

•	Attracting and retaining skilled employees;

•	Developing and managing a larger, more complex international organization;

•	Expanding Mitel’s treasury and accounting functions and information systems to meet the demands imposed by Mitel’s growth; and

•	Strengthening Mitel’s financial and management controls in a manner appropriate for a larger enterprise.

If Mitel fails to modify its products to comply with new regulatory requirements, or to obtain or maintain the necessary regulatory approvals for its products, sales of existing and future Mitel products could be adversely effected.
      The sale of Mitel’s products is affected by governmental regulatory policies, the imposition of tariffs and taxation of communications services. These policies and activities are under continuous review and are subject to change. Regulations may prohibit sales of products that fail to comply with these regulations, increase industry costs of R&D or otherwise subject Mitel to liability with respect to the sale of its products until Mitel makes appropriate modifications. Likewise, potential changes to the current regulatory framework may cause competitive harm to Mitel. There can be no assurance that Mitel will be successful in modifying its products, or in obtaining or maintaining the necessary regulatory approvals for its products, and its failure to do so could have a material adverse effect on Mitel’s business, financial condition and results of operations. Please see Part I, Item 4.B “Business Overview” to this annual report for further information concerning government regulations.

Mitel’s business may suffer if the Company’s strategic alliances are not successful.
      Mitel has entered into a number of strategic alliances with suppliers and developers to facilitate compatibility of the Company’s products, encourage adoption of industry standards or to offer complementary product or service offerings to meet customer needs. In some cases, companies compete against Mitel in some of its business areas. If a member of a strategic alliance fails to perform its obligations, if the relationship fails to develop as expected or if the relationship is terminated, Mitel could experience delays in product availability or impairment of the Company’s relationships with its customers.

Mitel’s success is dependent on its intellectual property. The inability of, or any failure by, Mitel to protect its intellectual property could seriously harm Mitel’s ability to compete and its financial success.
      Mitel’s success depends on the intellectual property in the products and services that it develops and sells. See Part I, Item 4.B “Business Overview” to this annual report for further details concerning Mitel’s intellectual property. Mitel relies upon a combination of copyright, patent, trade secrets, trademarks, confidentiality procedures and contractual provisions to protect its proprietary technology. There can be no assurance that Mitel’s present protective measures will be enforceable or adequate to prevent misappropriation of its technology or independent third-party development of the same or similar technology. Many foreign jurisdictions offer less protection of intellectual property rights than Canada or the United States, and there can be no assurance that the protection provided to Mitel’s proprietary technology by the laws of Canada or the United States or foreign jurisdictions will be sufficient to protect such technology. Preventing the unauthorized use of such proprietary technology may be difficult in part because it may be difficult to discover such use. Stopping unauthorized use of such proprietary technology may be difficult, time-consuming and costly. In addition, litigation may be necessary in the future to enforce Mitel’s intellectual property rights, to protect Mitel’s trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial cost and diversion of management resources, and have a material adverse effect on Mitel’s business, financial condition and results of operations.

Mitel’s business may be harmed if it is found to have infringed intellectual rights of third parties.
      As is common in the industry, Mitel has in the past been, and may in the future be, notified of claims that the products or services offered and sold by Mitel are subject to patents or other proprietary rights of third parties, including competitors and patent holding companies or consortiums. For example, certain claims have been asserted against end users within the industry and demands for the payment of licensing fees have been made or end users of communications systems have otherwise been threatened with litigation over claims of alleged infringement. Mitel generally agrees to indemnify and defend such customers to the extent a claim for infringement is brought against its customers with respect to Mitel’s products.
      There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against Mitel or its customers. Any such claim, whether or not it has merit, could be time consuming to evaluate and defend, and could result in increased costs, potential shipment delays and stoppages, or lengthy and complex license negotiations. While Mitel is currently not defending itself against any material intellectual property lawsuit (e.g. for direct, contributory or inducing infringement whether solely Mitel’s technology or in combination with other technology), there can be no assurance that such will not arise against it or its customers. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors and thus future disputes with these parties are possible and there can be no assurance that current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, will result in Mitel obtaining or renewing a license on satisfactory terms or at all. In the event an intellectual property dispute is not settled through a license, or any existing license is not renewed, litigation could result. Any litigation relating to intellectual property rights, whether or not determined in Mitel’s favor or settled by it, could at a minimum be costly and would divert the attention and efforts of management and technical personnel. An adverse determination in such litigation or proceeding could prevent Mitel from making, using or selling certain of its products and subject Mitel to damage assessments, all of which could have a material adverse effect on Mitel’s business, financial condition and results of operations.

Recently enacted and proposed changes in securities laws and regulations are increasing Mitel’s costs.
      The Sarbanes-Oxley Act of 2002 (“SOX”) that became law in July 2002 has and will require changes in some of Mitel’s corporate governance, public disclosure and compliance practices. SOX has also required the Securities and Exchange Commission (the “SEC”) to promulgate new rules on a variety of subjects. These developments, particularly SOX Section 404, are increasing Mitel’s legal and financial compliance costs. In addition, there is no guarantee that the Company will be able to comply with its obligations under section 404 of SOX on time or otherwise in accordance with regulatory requirements.

Dr. Terence H. Matthews is a significant shareholder of Mitel and he has the potential to exercise significant influence over matters requiring approval by shareholders of the Company.
      Dr. Terence H. Matthews (“Dr. Matthews”) is a significant shareholder of the Company, beneficially owning 54% of the common shares. Dr. Matthews is also the Chairman of the Board of Mitel. Dr. Matthews, given the extent of his ownership position, has the potential to exercise significant influence over matters requiring approval by shareholders, including the election of directors, any amendments to the articles of incorporation of the Company, and significant corporate transactions. Please see Part I, Item 7.A “Major Shareholders” of this annual report for further information concerning major shareholders of the Company. Please also see Part I, Item 10.C “Material Contracts” to this annual report for further information concerning the Shareholders Agreement.

There are significant restrictions on the resale of Mitel’s securities and there can be no assurance as to when such restrictions will cease to apply, if ever.
      There is presently no public market through which Mitel’s securities may be sold or resold. Mitel’s securities are not listed for trading on any stock exchange, and there is no guarantee that any such listing will be completed in the future. Most of Mitel’s securities have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any of the states of the United States and are “restricted securities” as defined under the rules of the Securities Act, which may not be transferred to a U.S. person except pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act. Canadian provincial securities laws also restrict the transfer of securities of Mitel, unless an exemption from the prospectus requirements is available in respect of such transfer, at least until the time Mitel becomes a reporting issuer in a province of Canada. In addition, Mitel’s articles currently contain restrictions on the transfer of common shares of the Company. Please see Part  I, Item 10.B “Memorandum and Articles of Incorporation” to this annual report for a more detailed description of these transfer restrictions. Investors may be unable to liquidate an investment in Mitel’s securities, whether or not a listing is subsequently affected. An investor should not purchase securities in Mitel unless such investor is able to endure lack of liquidity and/or withstand a total loss of his or her investment.

Item 4.	Information on Mitel

A.	History and Development of Mitel
      The registered name of Mitel is Mitel Networks Corporation/ Corporation Mitel Networks. Mitel was incorporated in Canada on January 12, 2001, pursuant to the Canada Business Corporations Act (the “CBCA”). Mitel is not a reporting issuer as such term is defined in the Securities Act (Ontario) or the securities laws of any other province of Canada. Mitel’s registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Telephone: (613) 592-2122, Facsimile: (613) 592-4784.
      Mitel was formed by Zarlink in 2001 in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions dated February 16, 2001 and March 27, 2001, which are collectively referred to in this annual report as the “Acquisition Transactions”, Mitel acquired the “Mitel” name and substantially all of the assets and subsidiaries of the Predecessor Business (other than Canadian real estate and most intellectual property assets) from Zarlink. As a consequence of the Acquisition Transactions, Dr. Matthews became the indirect owner of 90% of the shares of Mitel, and Zarlink retained the remaining 10%. See Part I, Item 4.C “Organizational Structure” to this annual report for the current ownership structure of the Company.

Significant developments subsequent to and during the Transition Period and Fiscal 2005:
      On October 7, 2005, Mitel Networks Limited (“MNL”) an indirectly wholly owned subsidiary of Mitel, completed the sale of its 8,000 shares (80% ownership interest) in Edict Training Limited (“Edict”) for consideration of £0.2 million ($0.3 million) in the form of a credit note. As a result of this share sale transaction, MNL (and therefore Mitel, indirectly) no longer holds any equity interest in Edict.
      On August 31, 2005, MNL sold buildings and land occupied by it in Caldicot Wales, UK (referred to elsewhere in this annual report as the “Caldicot Property”) to a development corporation for £7,082,000 million. Under the terms of the sale agreement, MNL will lease back a portion of the building space for a term of 15 years with the option (in favor of MNL) to terminate the lease early and without penalty on the tenth anniversary of the lease term. Please see Part I, Item 10.C “Material Contracts” to this annual report for further information concerning the sale of the Caldicot Property.
      On April 27, 2005, Mitel completed a convertible debt financing transaction in accordance with the terms and conditions of a Securities Purchase Agreement entered into between Mitel and a series of investors pursuant to which Mitel issued and sold to them senior secured convertible notes (referred to elsewhere in this annual report as the “Convertible Notes”) for the aggregate sum of $55,000,000, and warrants to purchase up to, in the aggregate, 16.5 million common shares. Please see Part I, Item 10.C “Material Contracts” to this annual report for further information concerning the Convertible Notes.
      On April 27, 2005, the Company repaid in full its bank credit facility of $20.3 million (CAD$25.0 million) (also referred to in this annual report as the “BMO Credit Facility”) and, in connection with the repayment, certain underlying security and guarantees in connection with that facility were subsequently discharged. Please see Part I, Item 5.B “Liquidity and Capital Resources” and Item 10.C “Material Contracts” to this annual report for further information concerning the BMO Credit Facility.
      On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April, to April 30. The selection of the last Sunday in April as the Company’s fiscal year end typically resulted in a fifty-two week year with four thirteen week quarters. Subsequent fiscal quarter ends of the Company will now fall on the last day of the last month of the applicable fiscal quarter. The change in the fiscal year end (and resulting alignment of fiscal quarter ends) will permit the Company to better align itself with industry norms.
      By Certificate of Ownership and Merger dated March 28, 2005, Mitel Networks, Inc. (“MNI”) and its wholly owned subsidiary Mitel Networks Solutions, Inc. (“MNSI”), both of which were Delaware corporations and were indirectly wholly owned subsidiaries of Mitel, merged their operations whereby MNSI was extinguished and all of its operations, including all assets and liabilities, were assumed by MNI. The merger was undertaken to improve operational efficiencies.
      During Fiscal 2005, Mitel closed two investment rounds in October 2004 and December 2004, respectively (also referred to in this annual report as the “Friends and Family Investment Rounds”) whereby 5,601,871 common shares were offered and sold at a price of CAD$1.00 per share, netting gross proceeds of CAD$5,601,871 to eligible employees of the Company and its subsidiaries, and to eligible accredited investors. Please see Part I, Item 6.E “Share Ownership” for further information concerning common shares sold under the Friends and Family Investment Rounds.
      B.     Business Overview
      Mitel is an IP Communications focused company that adopts a channel neutral sales, service and support model and focuses on differentiating itself from competitors through the creation and deployment of customer specific vertical and horizontal applications.
      Mitel designs, develops, markets and sells voice, video and data products and services to address the business communications needs of enterprises of all sizes. Products and services are sold individually or offered as a solution, which is a combination of products and/or services designed to address specific communications needs. Mitel’s portfolio of products includes IP Communications platforms, desktop devices and applications for contact centers, speech-enabled unified communications, collaboration, presence, video conferencing and wireless communications. Additionally Mitel, through the Mitel Solutions Network (MiSN) program and its professional services organization develops applications for specific vertical markets and develops custom applications for certain customers.
      Mitel’s earlier generation (legacy) products are based on circuit switched Private Branch Exchange (“PBX”) telephone systems. These systems utilize TDM technology in which communications are delivered across both the public and private telephone networks through actual switched circuits that maintain a hard-wired connection across the entire communication path.
      Mitel currently serves the small business market (5-50 employees), the small to medium enterprise market (51-1,000 employees) and the corporate major enterprise market (greater than 1,000 employees). Mitel addresses these markets through a distribution network of wholesale distributors, solutions providers, authorized resellers, communications service providers (also known as carriers), systems integrators, and other technology providers, (collectively referred to as “Channel Partners”). Mitel also uses a ‘high-touch’ sales model whereby the Mitel direct sales force will either work directly with a prospect or customer or in conjunction with a Channel Partner. Products are sold internationally and are supported by a regional presence in those markets. See “Sales, Marketing and Distribution” below.
      Mitel business model is based upon outsourcing the manufacture and repair of its products to multiple contract manufacturers, as well as global logistics and distribution support. BreconRidge currently services the majority of Mitel’s manufacturing and repair services requirements. Mitel’s manufacturing and repair related agreements have been negotiated on an arm’s length basis. Upon any termination of the supply agreement with BreconRidge, Mitel has a right to obtain a license of any intellectual property owned by BreconRidge that is required to make, or have arranged to have made, all of Mitel’s products. Please see Part I, Item 5 “Operating and Financial Review and Prospects” and Item 7.B “Related Party Transactions” to this annual report for further information concerning the outsourcing of Mitel’s manufacturing requirements and concerning the Company’s relationship with BreconRidge.

      Mitel operates in four major geographic regions: North America, Europe, the Middle East and Africa, Asia Pacific, and Central America/ Latin America. As of the end of the Transition Period and Fiscal 2005, Mitel had 1,691 employees.
      Mitel is primarily focused on developing a market-leading portfolio of highly scalable IP-based platforms, applications and desktop devices. Mitel continues to build momentum in the global IP Communications market and Mitel’s IP based shipments represented over 65% of product revenues during Fiscal 2005.
      Mitel’s product portfolio can be categorized as follows:

Enterprise Business Portfolio:
      The Mitel 3300 ICP is the cornerstone of Mitel’s IP Communications portfolio and is designed for organizations that require a single-site, distributed or hosted solution. A single Mitel 3300 ICP controller can scale effectively from as few as 15 users up to a maximum of 1,400 users. Multiple Mitel 3300 ICP controllers can be networked as a cluster supporting up to 65,000 users distributed over 250 network nodes.
      The Mitel 3300 ICP can also act as an applications and services gateway allowing customers to take advantage of Mitel’s advanced applications portfolio and, for example, connectivity to Microsoft’s Live Communications Server. Applications programming interfaces (“APIs”) and interoperability tools allow for the seamless connection to legacy Mitel and competitor PBXs. In the latter case, the system provides an evolutionary migration that can be used to enable existing Mitel SX-2000 customers and those of other traditional PBX vendors to evolve to an IP-based infrastructure.
      The Mitel 3300 ICP supports a suite of applications and IP-enabled telephones that allows enterprise customers to save operational expense by merging their voice, video and data services to a single infrastructure. Mitel also believes that carrier costs are reduced and that the single management and administration of the information technology infrastructure provides additional cost benefits to the end customer. The use of IP also enables Mitel to provide new applications that are designed to improve the interaction and collaboration between employees, customers and suppliers of an enterprise for increased productivity, efficiency and better customer loyalty and retention.
      In addition to the Mitel 3300 ICP, Mitel’s enterprise business portfolio also includes the TDM-based SX-2000. The SX-2000 is a fully featured traditional communications system that addresses businesses with more than 60 users. This system provides extensive feature/functionality, a distributed architecture, cost-effective redundancy and support for internetworking based on industry standard protocols for seamless voice communications between sites. In addition, Mitel also carries a broad portfolio of digital desktop telephones and applications to support the system.

Small and Medium Enterprise Portfolio:
      For the smaller business, and in addition to the Mitel 3300 ICP, Mitel’s portfolio includes the SX-200 ICP. The SX-200 ICP, which is marketed in North, South and Central America, and the Caribbean, is designed to provide a set of features designed specifically for the smaller business market and supports up to 600 users at a single location. The SX-200 can also be networked in a multi-site environment. In addition to the SX-200 ICP, Mitel also supports and maintains the TDM-based SX-200. The SX-200 is a traditional PBX voice system that addresses single site and small multi-site businesses having under 400 users. Both the SX-200 ICP and the TDM-based SX-200 are complemented by a broad portfolio of digital and IP telephones and a suite of applications. The systems’ distributed architecture allows for flexibility in deployment and ease of growth.
      For service providers or carriers that wish to offer a hosted solution, the Mitel 3600 Hosted Key System is designed for businesses with less than 20 employees. It delivers the features of a key telephone system as a service from the service provider or carrier and negates the need for any on-premise equipment other than the telephone handsets.

Branch Offices and Remote Working Solutions:
      Mitel’s branch office and remote working products seek to address the needs of the integrated branch office market and are centered around the Mitel 3300 ICP. This system is designed to provide branch offices with seamless communications between corporate offices and local survivability of full telephone service should corporate network links become unavailable. By being able to distribute the features, applications and services normally only available to larger corporate offices, Mitel believes it offers a comprehensive portfolio designed to address the communications challenges facing organizations with decentralized operations and personnel.
      Mitel’s solutions portfolio consists of applications developed wholly by Mitel, by Mitel in conjunction with another vendor, or completely by a third party vendor, and include some of the following applications: contact center applications, wireless telephony, video applications, soft phone applications, unified communications and teleworking.

Contact Center Applications:
      Mitel’s Contact Center portfolio provides a modular suite of web-centric contact center applications that provide large enterprise functionality for the small-to-medium contact center. Highly scalable, the portfolio provides multimedia functionality incorporating routing and reporting for e-mail, voice and fax and is fully supported across a centralized, multi-site, IP or TDM environment, combining robust communications platforms, automated call distribution (“ACD”) and a modular suite of feature-rich, web-based applications for streamlining contact center management and enabling advanced multimedia customer contacts.

Wireless Telephony:
      Mitel offers wireless telephony for in-building mobility based upon the Institute of Electrical and Electronics Engineers (IEEE) 802.11 and European Telecommunications Standards Institute (ETSI) Digital Enhanced Cordless Telephony (DECT) standards. The Mitel 3300 ICP or a SX-200 ICP both act as a wireless gateway that permits employees to be accessible and stay in touch, while providing them with the same communication features that they would utilize if they were in their offices. The wireless devices support the majority of the features that are available on a wired device including, but not limited to extension-to-extension dialing, attendant functions, voice mail, messaging, ACD functionality external calling and other capabilities designed to be common and seamless.

Video Applications:
      Mitel’s Voice First application and related devices provide businesses access to video conferencing at the desktop or for dedicated conference rooms. Users are able to establish a conference call using telephone sets and by pressing a single button to transform the audio call into a video call. The application also incorporates collaboration tools that allow users to share computer applications during conferences.

Desktop Applications:
      Mitel’s Your Assistant is a computer-based collaboration, presence and contact management application that can optionally include a soft-phone. It interacts with a user’s and/or a business’ contact database and offers secure instant messaging capabilities, video conferencing, knowledge management and enables simplified ‘drag and drop’ call set up and conference call initiation. By matching the calling party’s number identification to the local database, it can automatically display pertinent contact information prior to the call being established. Your Assistant also enables users to record, store and forward calls, annotate notes and maintain a history of dialed, received and missed calls, as well as store other user defined contact information. Your Assistant can be used from any location; for example, a home, hotel, or WiFi hotspot that allows the establishment of a secure Internet connection.

Unified Messaging, Integrated Messaging and Voice Mail:
      Mitel’s Unified Messaging is a speech-enabled application that gives users the ability to control their telephony functions through voice-activated commands. Unified Messaging supports conversational speech recognition, recognizing entire sentences and not simply single words, allowing users to answer or forward voice and email messages with voice or text responses. Mitel NuPoint Messenger provides a scalable, and reliable way to relay, store, and retrieve voice messages using either a phone, fax machine, pager or PC. NuPoint Messenger also provides users access to a host of highly flexible and customizable applications. These applications allow users such flexibility as having their calls routed to them while they are on the road, or access to their voice or fax messages from their personal computer. With advanced networking applications, companies can utilize their existing IP infrastructure to distribute voice and faxes across the enterprise and around the world. Mitel’s 6510 Integrated Messaging product allows businesses to mix and match the requirements of individual employees by supporting both unified messaging and traditional voicemail on the same platform. Mitel’s range of enterprise to carrier class voice messaging portfolio offers a complete range of voice mail features and functionality.

Teleworking:
      Mitel’s IP based teleworking solution enables users to work out of the office from remote locations such as a small office or home office (SOHO). This solution provides seamless integration between the remote locations and the corporate office, while maintaining full call processing functionality including voicemail, conferencing and other features of the office telephony system. It uses standard high-speed Internet connection to make a remote Mitel IP phone a secure and encrypted extension off a corporate network. As an option, a Mitel Teleworker telephone can support a Line Interface Module (LIM) that allows, in the circumstance that the Wide Area Network (WAN) connection fails, direct connection to the Public Switched Telephone Network (PSTN) for local calls, calls to emergency services and to receive incoming calls.

Desktop Portfolio:
      Mitel’s desktop portfolio of products includes a broad range of telephones, consoles and ancillary devices that support IP-based Communications systems as well as traditional PBX systems. Mitel has been acknowledged by industry analysts as a leader in the design of desktop devices recognized for their ease of use, aesthetics, high quality, and functionality.
      Mitel’s IP-based desktop products are available to both the small and medium-sized business and inter-operate with all of Mitel’s IP Communications-based systems and applications. The portfolio includes a wide range of telephones, from simple low-end sets to sophisticated web sets and personal digital assistant (“PDA”) integration sets as well as IP-based consoles and conference units. These products allow users access to advanced telephone features and services such as integrated web-browsing, enhanced directory management, and visual voicemail. In addition, they offer integration of mobile devices as well as voice and video conferencing. The majority of Mitel IP telephones support the Session Initiation Protocol (SIP) as well as Mitel’s own proprietary protocols.

Client Services:
      Mitel’s services group is focused in North America and the European Union and provides customers with a number of services, branded as MiService, from initial planning and design through to implementation and support, which complement Mitel’s product mix. Planning services include needs assessments, site surveys, system configuration, network design and project management. Implementation services include IP-based system and application implementations, advanced messaging implementations, multi-site installations and on-site systems training. Additional services include resource coordination, project management, contract administration, performance management, customized business applications development, technical support services, long-term systems management services, and training.

Business Segments and Principal Markets
      Mitel reports its operations in two segments: the Communications Solutions (“Solutions”) segment and the Customer Services (“Services”) segment. The Solutions segment consists of enterprise voice, video and data communications systems and software and communications applications provided through Mitel’s network of Channel Partners. The Services segment includes direct product sales and services, professional services, managed services, maintenance and technical support services.
      The following table sets forth the breakdown of (a) total revenues by business segment and geographic market and (b) business segments and geographic markets as a percentage of total revenues, for each of the last 3 fiscal years:

	Six Days Ended		Year Ended
	April 30, 2005		April 24, 2005		April 25, 2004		April 27, 2003

		% of		% of		% of		% of
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(In millions of U.S. dollars)
Business Segments:
Solutions	1.6	50%	180.9	53%	174.9	51%	164.8	47%
Services	1.6	50%	161.3	47%	165.8	49%	187.4	53%

	3.2	100%	342.2	100%	340.7	100%	352.2	100%

Geographic Markets:
Canada	0.3	10%	26.5	8%	25.2	7%	25.1	7%
United States	1.8	56%	155.3	45%	162.8	48%	173.3	49%
United Kingdom	1.0	31%	127.3	37%	124.2	37%	126.0	36%
Other	0.1	3%	33.1	10%	28.5	8%	27.8	8%

	3.2	100%	342.2	100%	340.7	100%	352.2	100%

Sales, Marketing and Distribution
      Mitel uses Channel Partners to market and sell/license its products and services on a global basis. Mitel’s communications products and services are distributed in over 70 countries worldwide and are supported either by Channel Partners or by Mitel.
      Mitel’s world headquarters are located in Ottawa, Ontario, Canada, and it maintains regional headquarters in Caldicot, Wales, U.K., New York City, New York, U.S.A., and in Hong Kong, China. In addition, Mitel has sales and/or service offices throughout the world, including the United States, the United Kingdom, Canada, Mexico, Germany, Italy, France, the Netherlands, the United Arab Emirates, Saudi Arabia, South Africa, Australia and China.
      Mitel has developed relationships with independent consultants who focus on assisting companies with network design, implementation and vendor selection. Mitel has a formal Consultant Liaison Program under which it holds regular sessions to ensure that the consulting community has the most current and relevant information on Mitel’s products to assist their clients.
Growth Strategy
      Mitel is pursuing a growth strategy to:

•	Increase and broaden distribution channels within its core markets;

•	Expand geographic penetration into new markets;

•	Expand the breadth of its customer base by introducing products that address the needs of small businesses and that scale to satisfy the requirements of large enterprises; and

•	Migrate customers from legacy PBX systems to converged voice, video and data communications in an evolutionary manner.
      The expansion of geographic penetration outside of its core markets is seen by management as an essential component of Mitel’s growth strategy. Mitel has opened a number of sales offices in newly targeted regions, and has invested significant resources to develop and deliver regionally compliant products. Since 2001, Mitel has opened sales offices in Italy, Germany, France, the Netherlands, the United Arab Emirates, Saudi Arabia, South Africa, Mexico, Hong Kong, Australia and China.
      Mitel’s growth strategy may also include the acquisition of additional businesses, technologies, product lines or services in the future and may also include the divestiture or downsizing of product or service groups in order to permit Mitel to focus on what management believes are Mitel’s core competencies.
Competition
      The market for Mitel’s Solutions and Services is highly competitive and subject to constant change in terms of technology, distribution and price. The major competition includes Cisco, 3COM and other non-traditional manufactures as well as traditional manufacturers such as Nortel Networks, Avaya, Siemens, Alcatel, Inter-Tel and NEC. Many of Mitel’s competitors are significantly larger than Mitel and have greater financial, sales and marketing, technical resources as well as having higher brand recognition and a larger customer base. As the IP Communications market matures, and new services are implemented, management anticipates increased opportunities for Mitel but also further competitive pressure from these competitors and service providers or carriers offering a service-based model.
Intellectual Property
      Mitel’s intellectual property assets include patented technology, industrial designs, trademarks, proprietary software and the copyright therein, operating and instruction manuals, trade secrets and confidential business information. Until November 1, 2002, most intellectual property was owned by and licensed from Mitel Knowledge Corporation (“Mitel Knowledge”), a corporation controlled by Dr. Matthews. On November 1, 2002, Mitel purchased the intellectual property from Mitel Knowledge. Mitel Knowledge’s operations have since been wound-up and the company dissolved.

Description of Intellectual Property:
      Mitel has accumulated, through development or acquisition, a significant body of intellectual property related to customer premise communications products and related applications. This intellectual property has been primarily embodied and expressed in telecommunications products based on analog, TDM, and IP technologies. Over the last number of years, particular emphasis has been placed on IP Communications implementations and on applications leveraging the features and capabilities provided by IP/packet-based technologies. In connection with the Acquisition Transactions, Mitel has entered into an Intellectual Property License Agreement with Zarlink under which Zarlink granted Mitel a perpetual, non-exclusive license to certain intellectual property retained by Zarlink to enable Mitel to continue the operations of the Predecessor Business.
      Mitel also maintains an active trademark registration policy and has a portfolio of trademarks and design marks. Mitel also endeavors to register or otherwise protect its current product names, taglines and domain names.
      Additionally, Mitel depends on third party suppliers to provide software applications and components for certain of its products, pursuant to supply agreements entered into with such third parties.
      As a standard practice, Mitel enters into confidentiality and proprietary IP rights agreements with its employees, consultants, agents, end-user customers, distributors, resellers, solution providers, suppliers, and original equipment manufacturers (“OEMs”).

Government Regulations
      There are certain United States regulatory policies that require the disabled to have access to communications solutions to the same extent that non-disabled persons do. Failure to achieve this form of accessibility could subject Mitel to liability with respect to commercial sales of its products and/or could prevent the government from procuring Mitel’s products to the extent the products of other manufacturers are deemed to be more accessible and otherwise a better value. Mitel designs its products to comply with these and other regulations. In addition, the U.S. Department of Defense requires interoperability certification from its vendors before procuring new communications systems. Mitel is in the process of applying for such certification.
      The U.S. Federal Communications Commission (“FCC”) has recently issued certain Notices of Proposed Rule-Making regarding E-911 and VoIP issues that may impact the industry depending on the degree technological requirements that such regulations may impose on communications equipment manufacturers. There is no assurance that the above-noted government regulations will not have a material effect on Mitel’s capital expenditures, results of operations, cash flows or competitive position.

C.	Organizational Structure
      See Part I, Item 7.A “Major Shareholders” to this annual report for a discussion of the major shareholders of Mitel and their related ownership interest in the Company.
      Mitel carries on its worldwide business through its subsidiaries. Mitel’s subsidiaries are shown on the chart below, the jurisdiction of incorporation being noted in parentheses:

D.	Property, Plant and Equipment

Leased Facilities:
      Mitel’s activities are currently conducted primarily from the following premises:

•	From leased facilities (approximately 512,391 square feet) at its worldwide headquarters located in Ottawa, Ontario, Canada;

•	From leased facilities (approximately 46,000 square feet) at its UK and EMEA regional headquarters at the Caldicot Property in Caldicot, Wales, U.K.; and

•	Mitel also supports a number of regional sales offices throughout the world from leased facilities totaling, in the aggregate, approximately 756,637 square feet, including offices: throughout the United States (including New York City, Herndon (Virginia), Atlanta, Chicago, Boston, California, Florida, and Wisconsin); throughout Canada (including Toronto, Montreal, Calgary, Winnipeg, Burnaby (British Columbia) and Halifax); the U.K (including, London and Scotland); throughout Europe and the Middle East (including France, Germany, the Netherlands, Italy, Saudi Arabia and Dubai); Asia-Pacific (including Hong Kong, and Beijing China, and Sydney, Australia), and in Mexico (Mexico City).
      The Ottawa (Worldwide) Headquarters: The Ottawa headquarters facilities are leased from Mitel Research Park Corporation (“MRPC”), a company controlled by Dr. Matthews, under terms and conditions reflecting prevailing market conditions for a period of 10 years, expiring on February 15, 2011.
      On August 31, 2001, Mitel entered into a sublease agreement with BreconRidge for certain office and manufacturing facilities in Ottawa totaling 160,000 square feet (the “BreconRidge Ottawa Sublease”), under terms and conditions reflecting prevailing market conditions. The BreconRidge Ottawa Sublease agreement is for a term of five (5) years expiring on August 31, 2006.
      Please see Part I, Item 7.B “Related Party Transactions” and Item 10.C “Material Contracts” to this annual report for further information concerning the lease between Mitel and MRPC and the subleases between Mitel and BreconRidge.
      The Caldicot Property: The Caldicot Property (286,000 square feet) was sold on August 31, 2005 to a development corporation. Under the terms of the sale agreement, MNL will lease back from the purchaser 46,000 square feet of the Caldicot Property for a term of 15 years. In connection with the Caldicot Property, MNL had entered into the following sublease agreements:

•	On February 2, 2001, with a wholly-owned subsidiary of Zarlink, pursuant to which the Zarlink subsidiary leased 49,500 square feet at the Caldicot Property from MNL, on terms reflecting prevailing market conditions (the “Zarlink UK Sublease”). The term of the Zarlink UK Sublease was for five (5) years; and

•	On August 31, 2001, with BreconRidge for certain office and manufacturing facilities at the Caldicot Property totaling 94,161 square feet (the “BreconRidge UK Sublease”).
      Each of these subleasing agreements were entered into under terms and conditions reflecting prevailing market conditions.
      Effective August 31, 2005, and in connection with the sale and lease back of the Caldicot Property, both the Zarlink UK Sublease and the BreconRidge UK Sublease were varied and assigned to the purchaser of the Caldicot Property.
      Please see Part I, Item 10.C “Material Contracts” to this annual report for further information concerning the sale and lease-back of the Caldicot Property, and Part I, Item 7.B “Related Party Transaction” to this annual report for further information concerning the BreconRidge U.K. Sublease.

Item 5.	Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
      Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements for the Company for the fiscal years ended Fiscal 2003, Fiscal 2004, Fiscal 2005 and the Transition Period. These reports are presented in US dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as “US GAAP”.
      During Fiscal 2004, the Company adopted the US dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented are translated from Canadian dollars to US dollars in accordance with SFAS No. 52, Foreign Currency Translation. Income statement balances are translated using weighted average exchange rates over the relevant periods, assets and liabilities are translated at the exchange rate as of the balance sheet dates, and shareholders’ equity balances are translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing the consolidated financial statements discussed herein.
Overview
      Mitel is a global provider of next-generation IP Communications solutions incorporating advanced voice, video and data applications in the areas of call processing, presence, collaboration, speech recognition, mobility, unified messaging, and contact centers. Through Channel Partners, Mitel currently serves a wide range of vertical markets, including, but not limited to, the retail, education, hospitality, healthcare, and government segments. In addition Mitel also develops solely, or with the inclusion and assistance of independent software developers, custom applications to complement the needs of particular vertical markets or specific customer requirements.

Business Segments:
      Mitel reports its operations in two segments: the Solutions segment and the Services segment. The Solutions segment represents Mitel’s core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through Mitel’s network of Channel Partners and are used by large enterprises, small and medium businesses as well as government, education and public sector institutions. The Services segment consists of direct product sales and services, professional services, managed services, and maintenance and technical support services, all of which are provided through Mitel’s direct sales offices throughout North America and the United Kingdom.
      Mitel does not allocate R&D, general and administrative expenses (including marketing), amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in the category of “corporate and other” in the segmented information disclosure contained in Mitel’s financial statements included elsewhere in this annual report.

Restructuring Actions:
      During Fiscal 2005, Mitel implemented additional workforce reduction programs in a continued effort to improve operational efficiencies. These restructuring actions resulted in total special charges recorded in Fiscal 2005 of $10.6 million (see additional details in the section “Special Charges”). Additional restructuring actions occurred during Fiscal 2004 and Fiscal 2003, as described later in this Management’s Discussion and Analysis.

Related Party Transactions:
      Mitel enters into a significant number of related party transactions in the normal course of business and in connection with the financing of its operations. Material related party transactions that occurred during the Transition Period and the past three fiscal years include the outsourcing of the manufacturing and repair operations to BreconRidge, R&D funding received from Mitel Knowledge, financing of operations through demand promissory notes payable to companies controlled by Dr. Matthews and the subsequent conversion of such demand promissory notes into equity securities of the Company, and leasing of the Ottawa headquarters facilities from MRPC. The terms of the supply agreement with BreconRidge reflect prevailing market conditions. Mitel’s liquidity was also positively affected during the last three fiscal years by the R&D funding received from Mitel Knowledge and the financing obtained from companies controlled by Dr. Matthews. See Part I, Item 7.B “Related Party Transactions” and Item 10.C “Material Contracts” to this annual report for further information concerning related party transactions.

Outsourcing of Manufacturing Operations:
      Mitel outsources its worldwide manufacturing and repair operations primarily through BreconRidge. Mitel and certain subsidiaries entered into a supply agreement dated August 31, 2001 under which BreconRidge manufactures a significant majority of Mitel’s products and provides certain services to Mitel and its subsidiaries. Pursuant to an amendment executed February 27, 2003, the initial term of the supply agreement was extended to December 31, 2007, followed by automatic one year renewal terms thereafter, all subject to the right of either party to terminate the agreement on at least one hundred eighty days prior notice during any renewal term. Under the terms of the supply agreement, BreconRidge is required to purchase Mitel’s raw material inventory, before turning to third party suppliers for raw material procurement. Mitel is not obligated to purchase finished products from BreconRidge in any specific quantity, except pursuant to firm purchase orders. Mitel may be obligated to purchase certain excess inventory levels from BreconRidge that could result from Mitel’s actual sales varying from forecasted sales. Mitel does not anticipate that potential future changes in the price of materials purchased from BreconRidge will have a material adverse effect on the Company’s financial results during Fiscal 2006.
      The supply agreement with BreconRidge represents a concentration that, if suddenly eliminated, could have an adverse effect on Mitel’s operations. While Mitel believes that alternative sources of manufacturing would be available if this arrangement were to cease, disruption of its primary source of manufacturing could create a temporary adverse effect on product shipments. There can be no assurance that the supply agreement with BreconRidge will achieve the business objectives currently anticipated.

Research and Development Arrangements:
      Until November 1, 2002, Mitel Knowledge owned substantially all of the intellectual property developed by Mitel and licensed it and the intellectual property acquired in connection with the Acquisition Transactions to Mitel and its subsidiaries. These arrangements enabled Mitel to secure a source of funding on attractive terms for a portion of its R&D, while permitting Mitel and its subsidiaries to exploit the intellectual property throughout the world. Pursuant to the terms of these agreements, Mitel Knowledge provided R&D funding to Mitel. During Fiscal 2003, Mitel received $4.4 million in R&D funding, net of royalty expenses. On November 1, 2002, Mitel purchased the intellectual property from Mitel Knowledge. As the agreement was terminated on November 1, 2002, and the intellectual property transferred to Mitel, there were no amounts received or receivable under the agreement for the Transition Period, Fiscal 2005 and Fiscal 2004.
Critical Accounting Policies:
      The preparation of financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in Mitel’s financial statements and accompanying notes. The determination of estimates requires the exercise of judgment and actual results could differ from those estimates, and any such differences may be material to the financial statements. Mitel’s significant accounting policies are described in Note 3 of the Notes to the

Consolidated Financial Statements included in this annual report. The following critical accounting policies are significantly impacted by judgments, assumptions and estimates.
      REVENUE RECOGNITION — For products sold through Mitel’s network of Channel Partners, arrangements usually involve multiple elements, including post-contract technical support and training. Mitel also sells products, including installation and related maintenance and support services, directly to customers. Due to the complexity of Mitel’s sales agreements, judgment is routinely applied principally in the areas of customer acceptance, product returns, unbundling of multiple element arrangements and collectibility. Mitel relies on historical trends and past experience to estimate product returns and assess customer acceptance. Collectibility is assessed based primarily on the credit worthiness of the customer as determined by credit checks and analysis, as well as customer payment history. Different judgments or different contract terms could adversely affect the amount of revenue recorded.
      ALLOWANCE FOR DOUBTFUL ACCOUNTS — Mitel’s allowance for doubtful accounts is based on Mitel’s assessment of the collectibility of customer accounts. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our accounts receivable and the current credit worthiness of our customers and an analysis of historical bad debts and other adjustments.
      If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than Mitel’s historical experience, its estimates of the recoverability of amounts due could be adversely affected.
      INVENTORIES — In order to record inventory at the lower of cost or market, Mitel must assess its inventory valuation which requires judgment as to future demand. Mitel adjusts its inventory balance based on historical usage, inventory turnover and product life cycles through the recording of a provision which is included in cost of revenue.
      If there is a sudden and significant decrease in demand for Mitel’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, Mitel may be required to increase its inventory allowances and its gross margin could be adversely affected.
      WARRANTY PROVISION — Mitel accrues warranty costs, as part of cost of revenue, based on the past experience of claims and expected material usage costs to provide warranty services. If Mitel experiences an increase in warranty claims that is higher than Mitel’s past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected.
      LONG-LIVED ASSETS — Mitel has recorded property, plant and equipment and defined lived intangible assets at cost less accumulated amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment. Mitel assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
      In response to changes in industry and market conditions, Mitel may strategically realign its resources and consider restructuring, disposing of or exiting businesses, which could result in an impairment charge.
      GOODWILL — Mitel assesses goodwill for impairment on an annual basis or more frequently if circumstances warrant, as required by FASB Statement No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). An impairment charge is recorded if the implied fair value of goodwill of a reporting unit is less than the book value of goodwill for that unit. The Company has four reporting units that have assigned goodwill of $6.0 million as at the end of Fiscal 2005. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, Mitel’s methodology for estimating the fair value of each reporting unit primarily considers estimated future revenue for those reporting units. Revenue estimates involve a significant amount of judgment, and significant movements in revenue or changes in the assumptions used may result in fluctuations in the value of goodwill that is supported.
      SPECIAL CHARGES — Mitel records restructuring costs when the liability has been incurred. Mitel reassesses the prior restructuring accruals on a regular basis to reflect changes in the costs of the restructuring activities, and Mitel records new restructuring accruals when the liability has been incurred. Estimates are based on anticipated costs to exit such activities and are subject to change.

      Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that Mitel believes is probable. Because certain real estate lease obligations extend through Fiscal 2011, assumptions were made as to the timing, availability and amount of sublease income that Mitel expects to receive. In making these assumptions, many variables were considered such as the vacancy rates of commercial real estate in local markets and the market rate for sublease rentals. Because Mitel is required to project sublease income for many years into the future, estimates and assumptions regarding the commercial real estate market that were used to calculate future sublease income may be different from actual sublease income.
      CONTINGENCIES — Mitel is party to various claims and litigation arising in the normal course of business. As a result, Mitel considers the likelihood of loss of an asset or the incidence of a liability, as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. Mitel recognizes a provision for estimated loss contingencies when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Mitel regularly evaluates current information available to determine whether such provisions should be adjusted.
      DEFERRED TAXES — Mitel recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Significant management judgment is required in determining any valuation allowance recorded against Mitel’s net deferred tax assets. Management makes an assessment of the likelihood that Mitel’s deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded.
      PENSION COSTS — Mitel’s defined benefit pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by Mitel to the actuaries, including discount rates, expected return on plan assets and rate of compensation increases. In estimating the rates and returns, Mitel considers current market conditions and anticipates how these will affect discount rates, expected returns and rates of compensation increases. Material changes in Mitel’s pension benefit costs may occur in the future as a result of changes to these assumptions or from fluctuations in Mitel’s related headcount or market conditions.
      DERIVATIVE INSTRUMENTS — Embedded derivatives exist in a number of securities issued by Mitel. Mitel issued convertible, redeemable Preferred Shares which have a redemption value that is indexed to the common share price of the Company. This redemption feature qualifies as a derivative instrument. The Convertible Notes issued and sold by Mitel contain a “Make Whole Premium” (as that term is defined in the Convertible Notes) and certain redemption rights upon a “Fundamental Change” (as that term is defined in the Convertible Notes). The Make Whole Premium and redemption rights upon a Fundamental Change qualify as derivative instruments. The embedded derivatives noted above have to be accounted for separately under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivatives are then marked to market with changes in the value recorded in the Consolidated Statement of Operations. Changes in key assumptions used in determining the market value of the embedded derivatives, specifically, assumptions used in: (a) present value calculations, (b) movements in the future common share price of the Company, (c) factors determining the likelihood of a Fundamental Change and (d) factors determining the likelihood of both a Fundamental Change and Make Whole Premium, could have a material impact on Mitel’s financial statements.
Recent Accounting Pronouncements:
      In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 154 and has not yet fully determined the impact, if any, on the consolidated financial statements.
      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which revises SFAS 123 and supercedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The statement is effective for the Company as of the beginning of the first annual reporting period starting after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 123(R) and has not yet fully determined the impact, if any, on the consolidated financial statements. The stock-based employee compensation expense required to be disclosed under the existing SFAS 123 is disclosed in Note 3 (q) of Mitel’s audited consolidated financial statements in Part III, Item 18 “Financial Statements” to this annual report.
      In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 151 and has not yet fully determined the impact, if any, on the consolidated financial statements.
      In September 2004, the EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. EITF 04-8 requires that contingently convertible debt instruments be included in the computation of diluted earnings (loss) per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings (loss) per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact on the Company’s diluted earnings (loss) per share.

A.	Operating Results
      The following table sets forth the audited consolidated statement of operations data for Mitel for the fiscal periods indicated:

	Six Days Ended		Year Ended

	April 30, 2005		April 24, 2005		April 25, 2004		April 27, 2003

		% of		% of		% of		% of
	Amounts	Revenue	Amounts	Revenue	Amounts	Revenue	Amounts	Revenue

	(In millions of U.S. dollars)
Revenue	$3.2	100.0	$342.2	100.0	$340.7	100.0	$352.2	100.0
Cost of revenue	2.4	75.0	213.2	62.3	202.9	59.6	225.4	64.0

Gross margin	0.8	25.0	129.0	37.7	137.8	40.4	126.8	36.0
Research and development	0.7	21.9	41.4	12.1	36.2	10.6	41.2	11.7
Selling, general and administrative	1.8	56.3	114.9	33.6	111.4	32.7	114.9	32.6
Special charges	—	—	10.6	3.1	11.7	3.4	13.7	3.9
Loss on sale of manufacturing operations	—	—	3.4	1.0	0.6	0.2	—	—
Amortization of acquired intangibles	—	—	—	—	0.2	0.1	29.1	8.3

Operating loss	$(1.7)	(53.2)	$(41.3)	(12.1)	$(22.3)	(6.6)	$(72.1)	(20.5)
Interest expense	—	—	2.6	0.8	4.3	1.3	4.2	1.2
Beneficial conversion feature on convertible debentures	0.1	3.1	5.3	1.5	3.1	0.9	—	—
Other (income) expense, net	(0.2)	(6.3)	(0.4)	(0.1)	0.6	0.2	(3.3)	(0.9)
Income tax (recovery) expense	—	—	0.8	0.2	0.3	0.1	(2.9)	(0.8)

Net loss	$(1.6)	(50.0)	$(49.6)	(14.5)	$(30.6)	(9.1)	$(70.1)	(20.0)

Fiscal 2005 compared to Fiscal 2004 and the Transition Period
REVENUE:
      The following table sets forth external segmented revenue, both in dollars and in percentage terms, for the fiscal periods indicated:

	Six Days Ended		Year Ended

	April 30, 2005		April 24, 2005		April 25, 2004		April 27 2003

		% of		% of		% of		% of
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(In millions of U.S. dollars)
Solutions	1.6	50%	180.9	53%	174.9	51%	164.8	47%
Services	1.6	50%	161.3	47%	165.8	49%	187.4	53%

	3.2	100%	342.2	100%	340.7	100%	352.2	100%

      Fiscal 2005 revenue increased by 0.4% compared to Fiscal 2004 as a result of a 3.4% increase in revenue generated by the Solutions segment being partially offset by a 2.7% decline in revenue generated by the Services segment. The growth in the Solutions segment revenue was due to higher sales of communications systems platforms and desktop appliances through Mitel’s network of Channel Partners with the most significant growth coming from the United Kingdom and Continental Europe. The decline in revenue of the Services segment was driven primarily by lower Mitel product sales to its direct customers in both the United States and the United Kingdom being partially offset by increased sales of third party OEM products.

      Management expects continued pressure on the Company’s ability to expand revenue, and it is not clear whether business communications spending will improve significantly in the near term. It is difficult to predict the nature, timing and extent of future business investments in communications systems and as a result, if and when the Company’s sales will increase. Management expects that any revenue growth will be driven primarily by revenue from the Solutions segment.
      During the Transition Period the Company recorded $3.2 million in revenue split equally between the Solutions and Services segment. Revenue for this six-day period is not considered reflective of revenue for an average six-day period, as the Company tends to generate a larger proportion of its revenue towards the latter portion of its fiscal periods.
      The following table sets forth total external revenue for groups of similar products and services, both in dollars and in percentage terms, for the fiscal periods indicated:

			Year Ended

	Six Days Ended
	April 30, 2005		April 24, 2005		April 25, 2004		April 27, 2003

		% of		% of		% of		% of
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(In millions of U.S. dollars)
Products:
Platforms and desktop appliances	1.4	44%	189.8	55%	191.9	56%	191.1	54%
Software applications	0.3	9%	23.5	7%	23.9	7%	29.6	8%
Other	0.1	3%	19.2	6%	15.1	5%	36.1	10%

	1.8	56%	232.5	68%	230.9	68%	256.8	72%

Services:
Maintenance and support	1.2	38%	95.0	28%	94.5	28%	83.4	24%
Managed services	0.2	6%	10.9	3%	10.6	3%	9.7	3%
Professional services	—	0%	3.8	1%	4.7	1%	2.3	1%

	1.4	44%	109.7	32%	109.8	32%	95.4	28%

	3.2	100%	342.2	100%	340.7	100%	352.2	100%

Product Sales:
      Fiscal 2005 revenue from product sales amounted to $232.5 million compared to $230.9 million in Fiscal 2004. The increase in product sales was due primarily to increased sales of third party hardware platforms associated with revenue generated by the Company’s Services segment.
      Revenue generated by the Company’s core business, communications platforms and desktop appliances, was down 1% over prior year levels. Despite this nominal decline in overall sales, the Company, as expected, continued to see a significant shift in sales away from its traditional digital communication platform products towards increased sales of IP Communications products. In Fiscal 2005 sales of IP Communication platforms and desktop appliances, but excluding software applications, accounted for 58% of total product sales compared to 43% in Fiscal 2004 an increase of 30% on a year over year basis. This is in line with the Company’s strategy to realign its efforts towards IP Communications products, and this trend is expected to continue for the foreseeable future.

Services Sales:
      Fiscal 2005 revenue from services sales was 32% of total revenue consistent with Fiscal 2004 from both an absolute dollar and as a percentage of total revenue. The Company continues to generate in excess of 80% of its total services revenue from the provision of fixed maintenance contracts. Although this trend is expected to continue, increased market competition may result in lower maintenance revenue and hence lower services sales for the Company in future years.
      The following table sets forth total sales by geographic regions, both in dollars and in percentage terms, for the fiscal periods indicated:

			Year Ended

	Six Days Ended
	April 30, 2005		April 24, 2005		April 25, 2004		April 27, 2003

		% of		% of		% of		% of
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(In millions of U.S. dollars)
Canada	0.3	10%	26.5	8%	25.2	7%	25.1	7%
United States	1.8	56%	155.3	45%	162.8	48%	173.3	49%
United Kingdom	1.0	31%	127.3	37%	124.2	37%	126.0	36%
Other	0.1	3%	33.1	10%	28.5	8%	27.8	8%

	3.2	100%	342.2	100%	340.7	100%	352.2	100%

      From a geographical perspective, the overall increase in revenue, year over year, was driven primarily by marginal increases in revenue from Canada, the United Kingdom and Continental Europe as revenue through Mitel’s network of Channel Partners in these regions were all up over Fiscal 2004 levels. The improved revenue performances in the aforementioned regions were partially offset by lower revenue in the United States driven primarily by lower product and services revenue through the direct sales offices in this region.
      Although Mitel cannot guarantee future results, management expects that Fiscal 2006 will continue to see the majority of worldwide revenue being generated from the United States and the United Kingdom.

Backlog:
      Mitel defines backlog as unconditional purchase orders or other contractual agreements for products or services (excluding maintenance) for which customers have requested delivery within the next twelve months. Backlog was $23.7 million as at the end of Fiscal 2005, compared with $23.2 million as at the end of Fiscal 2004. Mitel has historically operated with a relatively small backlog as orders are frequently booked and shipped within the same month. In addition, orders are subject to cancellation, rescheduling by customers or product specification changes by the customers. As a result, Mitel does not believe that its backlog, at any given date, is a reliable indicator of future revenue.
GROSS MARGIN:
      The Fiscal 2005 gross margin as a percentage of revenue decreased to 37.7% of revenue compared to 40.4% of revenue in Fiscal 2004. The decline in overall gross margin was driven by lower margins in the Solutions segment being partially offset by improved margins from the Services segment, as further described below.
      The Transition Period gross margin, as a percentage of revenue, was 25.0%. The gross margin, as a percentage of total revenue, is not indicative of the Company’s anticipated gross margin percentage for Fiscal 2006. Gross margin for the Transition Period was negatively impacted by both the relatively low level of revenue for the period and the non-variable portion of cost of revenue that are primarily associated with the Company’s Services segment.

Solutions Segment:
      Cost of sales of the Solutions segment consists of cost of goods purchased from BreconRidge and other suppliers, inventory provisions, product support costs, engineering costs, warranty costs and other supply chain management costs.

      The Solutions segment’s gross margin as a percentage of revenue decreased from 36.7% in Fiscal 2004 to 33.1% in Fiscal 2005. The decline in margin was attributed to the following:

•	Shift in communication platform sales mix whereby total communication platform sales contained a higher proportion of lower margin small and medium business platforms in Fiscal 2005 versus Fiscal 2004;

•	Increased price competition on a number of the Company’s desktop appliances resulted in price reductions which contributed in reducing overall Solutions segment margins;

•	Higher inventory obsolescence provisions recorded in Fiscal 2005 compared to Fiscal 2004 due to the end of life of the Mitel 3100ICP product; and

•	Increased freight and distribution costs compared to Fiscal 2004.
      The Company’s margins may vary from period to period depending upon distribution channel, product and software mix. Management anticipates that cost reductions resulting from re-design efforts and improved manufacturing costs of the Company’s IP Communications platforms and desktop appliances could have a positive effect on the Solutions segment gross margin in Fiscal 2006.

Services Segment:
      Cost of sales of the Services segment consists of cost of goods purchased from the Solutions segment and other suppliers, labor costs associated with installation and support services, inventory provisions and other supply chain management costs.
      The Services segment’s gross margin as a percentage of the segment’s revenue increased from 37.8% of revenue in Fiscal 2004 to 39.0% in Fiscal 2005. This increase was mainly attributable to overall lower labor costs associated with installation and support services.
OPERATING EXPENSES:

R&D:
      R&D expenses increased from 10.6% of total revenue in Fiscal 2004 to 11.7% of total revenue in Fiscal 2005, with spending in absolute dollars growing by $5.2 million to $41.4 million year over year. The Company continues to make significant investment in the development and enhancement of Mitel’s IP Communications product portfolio. Management anticipates that investment levels for R&D will be maintained at existing levels, in absolute dollars, for the foreseeable future. These expenses may vary, however, as a percentage of revenue.
      During the Transition Period, the Company recorded R&D expenses of $0.7 million or 21.9% of total revenue for the period. The level of spending, as a percentage of total revenue for the period, is not indicative of the Company’s planned level of spending for Fiscal 2006. Nor is it appropriate to extrapolate the absolute dollars spent on R&D during the Transition Period to forecast the Company’s planned, absolute dollar, level of spending for Fiscal 2006.

Selling, General and Administrative (“SG&A”):
      SG&A expenses increased from 32.7% of total revenue in Fiscal 2004 to 33.6% of total revenue in Fiscal 2005, with spending in absolute dollars growing by $3.5 million to $114.9 million year over year. The increase in SG&A spending was due primarily to strategic investment in marketing initiatives to improve the Company’s brand identity and awareness in its core geographical markets. Additionally the Company continued to invest in the development of channel relationships and expand its presence in Continental Europe and the South Pacific. The overall spending growth was partially offset by reduced SG&A spending resulting from workforce reduction initiatives implemented in both Fiscal 2005 and prior years relating to the globalization of various general and administrative back-office functions. Management anticipates that investment levels for SG&A will be, at a minimum, maintained at existing levels, in absolute dollars, for the foreseeable future provided the Company grows revenue.
      During the Transition Period, the Company recorded SG&A expenses of $1.8 million or 56.3% of total revenue for the period. The level of spending, as a percentage of total revenue for the period, is not indicative of the Company’s planned level of spending for Fiscal 2006. Nor is it appropriate to extrapolate the absolute dollars spent on SG&A during the transition period to forecast the Company’s planned, absolute dollar, level of spending for Fiscal 2006.

Special Charges:
      Special charges as a percentage of revenue decreased 0.3 percentage points mainly as a result of lower amounts being provided for non-cancelable lease costs relating to excess facilities in Fiscal 2005 versus Fiscal 2004.
      During Fiscal 2005, Mitel recorded special restructuring charges of $10.6 million related to further cost reduction measures taken to align the Company’s operating expense model with current revenue levels, net of reversals of prior year’s charges of $0.3 million resulting primarily from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.7 million relating to employee severance and benefits and associated legal costs incurred in the termination of 154 employees throughout the world. Non-cancelable lease costs of $1.3 million relating to excess facilities in certain Canadian and United Kingdom offices and a loss on disposal of capital assets of $0.9 million related to assets written off as a result of the Company’s discontinuation of its ASIC design program.
      No special charges were recorded during the Transition Period.
      Subsequent to the Transition Period, Mitel recorded additional special restructuring charges of $1.9 million, as follows: (a) $1.7 million related to the termination of 22 employees in Canada, the United States and the United Kingdom across the engineering, sales and service organizations, and (b) $0.2 million related to non-cancelable lease costs relating to excess facilities in Canada and the United Kingdom.

Loss on Disposal of Manufacturing Assets:
      On August 31, 2001, Mitel outsourced its manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of $5.4 million and promissory notes payable of $0.4 million. The transaction resulted in a loss on disposal of $1.5 million recorded in Fiscal 2002 operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration. The long-term promissory notes receivable, net of the long-term promissory notes payable, were paid in full in February 2003, prior to the original maturity date of August 31, 2003.
      The original loss on disposal recorded during Fiscal 2002 contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. It became evident during both Fiscal 2005 and Fiscal 2004 that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an amount of $3.4 million and $0.6 million was recorded in Fiscal 2005 and Fiscal 2004, respectively, as an additional loss arising on the disposal activity. No loss on disposal was recorded in the Transition Period.

Amortization of Acquired Intangibles:
      As part of the February 16, 2001 Acquisition Transactions, Mitel recorded acquired intangible assets of $92.2 million consisting of developed technology, workforce, customer base and patents. The intangible assets were fully amortized by Fiscal 2004, therefore, no amortization expense was recorded in either the Transition Period or Fiscal 2005.

Interest Expense:
      Interest expense was $2.6 million in Fiscal 2005 compared to $4.3 million in Fiscal 2004, representing a decrease of $1.7 million in Fiscal 2005 compared to Fiscal 2004, as total Company borrowing declined year over year.

Other (Income) Expense, Net:
      Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses and interest income. Other income, on a net basis, amounted to $0.4 million in Fiscal 2005 compared to other expense, on a net basis, of $0.6 million in Fiscal 2004. The income recorded in Fiscal 2005 primarily resulted from interest income of $0.6 million being partially offset by transactional foreign currency losses of $0.2 million (compared with transactional foreign currency losses of $1.0 million in Fiscal 2004), arising mainly from adverse movements between the US dollar and the Canadian dollar during the year. Mitel uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.
      During the Transition Period the Company recorded other income, on a net basis, of $0.2 million due primarily to transactional foreign currency gains.

Mark to Market Adjustment on Derivatives:
      During Fiscal 2005, Mitel recorded a $5.3 million non-cash expense representing the mark to market adjustment on the derivative instrument associated with the Preferred Shares.
      In April 2004, the Company issued the Preferred Shares. At any date after 5 years from the original issuance date, or any date prior to a partial sale event other than a public offering, the holders of the Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of CAD$1.00 per Preferred Share times the number of Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which each of the Preferred Shares are convertible. As a portion of the redemption price of the Preferred Shares is indexed to the common share price of the Company, an embedded derivative exists which must be accounted for separately under generally accepted accounting principles.
      The difference between the initial carrying amount of the derivative and the redemption amount is being accreted over the five-year period to redemption, with the accretion of the derivative being recorded as a non-cash expense in the Consolidated Statement of Operations.
      During the Transition Period, Mitel recorded a $0.1 million non-cash expense representing the mark-to-market adjustment on the derivative instrument associated with the Preferred Shares.

Provision for Income Taxes:
      Mitel recorded income tax expense of $nil for the Transition Period and $0.8 million for Fiscal 2005. The income tax expense was mainly as a result of Mitel’s US subsidiary being in a taxable position in Fiscal 2005.
Fiscal 2004 compared to Fiscal 2003:
REVENUE:
      Fiscal 2004 revenue decreased by 3.3% compared to Fiscal 2003 as a result of an 11.5% reduction in revenue generated by the Services segment being partially offset by a 6.1% increase in revenue generated by the Solutions segment. The decline in revenue of the Services segment was driven primarily by lower product sales (both Mitel and third party OEM products) and associated services to its direct customers in both North America and the United Kingdom. The growth in the Solutions segment revenue was due to higher sales of communication systems platforms and desktop appliances through Mitel’s network of Channel Partners with the most significant growth coming from its distribution network in the United Kingdom.

Product Sales:
      Fiscal 2004 revenue from product sales amounted to $230.9 million (or 68% of total revenue) compared to $256.8 million (or 73% of total revenue) in Fiscal 2003. The decline in product sales was due primarily to reduced sales of software applications arising from the Company’s messaging and contact center applications, and lower sales of third party hardware platforms associated with revenue generated by the Company’s Services segment. Despite the decline in product sales, revenue generated by the Company’s core business, communications platforms and desktop appliances, was virtually flat over prior year levels. Although sales of communication platforms and desktop appliances were unchanged over Fiscal 2003, the Company, as expected, continued to see a shift in sales away from its traditional communication platform products towards increased sales of IP Communications products. In Fiscal 2004 sales of IP Communications products accounted for 43% of total product revenue compared to 27% in Fiscal 2003.

Services Sales:
      Fiscal 2004 revenue from services sales increased to 32% of total revenue compared to 27% in Fiscal 2003 and grew in absolute dollars by 15% year over year. The growth in services revenue was driven by a 13% increase in revenue from fixed maintenance contracts.

Geographical Sales:
      From a geographical perspective, the overall decline in revenue from Fiscal 2003 to Fiscal 2004 was driven primarily by a decline in revenue via the United States and United Kingdom geographical regions. The revenue decline in these regions was due primarily to lower product and services sales via the direct sales offices in these regions. Revenue from outside of these regions was up marginally year over year and was primarily due to Mitel’s continued efforts to penetrate new markets and channels primarily in continental Europe, Asia and the South Pacific.
GROSS MARGIN:
      The Fiscal 2004 gross margin as a percentage of revenue increased to 40.4% of revenue compared to 36.0% of revenue in Fiscal 2003. This increase resulted from improvements in gross margin as a percentage of revenue in both the Solutions and the Services segments, as further described below.

Solutions Segment:
      Cost of sales of the Solutions segment in Fiscal 2004 consisted of cost of goods purchased from BreconRidge and other suppliers, inventory provisions, product support costs, engineering costs, warranty costs and other supply chain management costs.
      The Solutions segment gross margin as a percentage of revenue increased to 36.7% in Fiscal 2004 from 32% in Fiscal 2003. This increase was attributed to the following: (a) shift in product sales mix whereby decreased sales of lower margin products were partially offset by increased sales of higher margin IP Communications products with larger line sizes; and (b) significantly lower inventory obsolescence provisions recorded in Fiscal 2004 compared to Fiscal 2003.
      During Fiscal 2003 significant amounts of inventory were written off as a result of the Company’s realignment towards IP Communications products, the magnitude of which was not repeated in Fiscal 2004.

Services Segment:
      Cost of sales of the Services segment consists of cost of goods purchased from the Solutions segment and other suppliers, labor costs associated with installation and support services, inventory provisions and other supply chain management costs.
      The Services segment’s gross margin as a percentage of the segment’s revenue increased from 37.1% of revenue in Fiscal 2003 to 37.8% in Fiscal 2004. This increase was mainly attributable to overall lower inventory obsolescence provisions recorded in Fiscal 2004 compared to Fiscal 2003, which were associated with the realignment towards IP Communications products.
OPERATING EXPENSES

R&D:
      R&D expenses decreased from 11.7% of total revenue in Fiscal 2003 ($41.2 million) to 10.6% of total revenue in Fiscal 2004 ($36.2 million). As anticipated by management, the R&D expenses decreased as a result of workforce reduction programs implemented in Fiscal 2004, and the closure of the Company’s United Kingdom R&D facility during Fiscal 2003.

SG&A:
      SG&A expenses decreased in absolute dollars during Fiscal 2004 ($111.4 million) compared to Fiscal 2003 ($114.9 million) but remained relatively flat as a percentage of total revenue. As expected by management, this decrease in absolute dollars was primarily the result of workforce reductions implemented in Fiscal 2004 and prior fiscal years, coupled with other cost cutting measures implemented by the Company, including the deferral of certain marketing programs and other expenditures during Fiscal 2004.

Special Charges:
      Special charges as a percentage of revenue decreased 0.5 percentage points mainly as a result of fewer employee terminations arising from workforce reduction programs implemented during Fiscal 2004 compared to Fiscal 2003.
      During Fiscal 2004, Mitel recorded special restructuring charges of $11.7 million related to further cost reduction measures taken to minimize the impact of declining revenue, net of reversals of prior year’s charges of $0.3 million resulting primarily from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.5 million relating to employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world. Non-cancelable lease costs of $3.2 million relating to excess facilities in certain Canadian and United Kingdom offices and a loss on disposal of capital assets of $0.3 million were also included in the Fiscal 2004 restructuring charges.
      During Fiscal 2003, Mitel recorded special restructuring charges of $13.7 million related to additional cost reduction measures taken to minimize the impact of the economic slowdown, net of reversals of current year’s charges of $1.6 million and prior year’s charges of $0.6 million resulting primarily from adjustments to original estimated severance costs and fewer than originally anticipated employee terminations. The net restructuring charges included workforce reduction costs of $12.6 million relating to 265 terminated employees across most geographic regions, non-cancelable lease costs of $3.0 million and a loss on disposal of capital assets of $0.3 million, both related to the closure of the United Kingdom R&D facility, were also included in the Fiscal 2003 restructuring charges. These restructuring programs were completed by April 27, 2003.

Loss on Disposal of Manufacturing Assets:
      On August 31, 2001, Mitel outsourced its manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of $5.4 million and promissory notes payable of $0.4 million. The transaction resulted in a loss on disposal of $1.5 million recorded in Fiscal 2002 operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration. The long-term promissory notes receivable, net of the long-term promissory notes payable, were paid in full in February 2003, prior to the original maturity date of August 31, 2003.
      The original loss on disposal recorded during Fiscal 2002 contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. It became evident during Fiscal 2004 that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an amount of $0.6 million was recorded in Fiscal 2004 as an additional loss arising on the disposal activity.

Amortization of Acquired Intangibles:
      As part of the Acquisition Transactions, Mitel recorded acquired intangible assets of $92.2 million consisting of developed technology, workforce, customer base and patents. Resulting amortization expense amounted to $43.8 million, $29.1 million and $0.2 million for Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively. Acquired intangible assets were fully amortized in early Fiscal 2004.

Interest Expense:
      Interest expense was $4.3 million in Fiscal 2004 compared to $4.2 million in Fiscal 2003, representing an increase of $0.1 million in Fiscal 2004 compared to Fiscal 2003, as total Company borrowing remained relatively flat year over year.

Other (Income) Expense, Net:
      Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses and interest income. Other expense, on a net basis, amounted to $0.6 million in Fiscal 2004 compared to other income, on a net basis, of $3.3 million in Fiscal 2003. The expense recorded in Fiscal 2004 primarily resulted from transactional foreign currency losses of $1.0 million (compared with transactional foreign currency gains of $3.0 million in Fiscal 2003), arising mainly from adverse movements between the US dollar and the Canadian dollar during the year.

Beneficial Conversion Feature on Convertible Debentures:
      During Fiscal 2004, Mitel recorded a $3.1 million expense representing the beneficial conversion feature on the conversion of debentures. The debentures, which did not have a fixed conversion price at the commitment date, were converted to common shares of the Company at a price that was lower than the fair market value of the common shares at the commitment date. As a result, a non-cash expense representing the difference between the effective conversion price and the fair market value of the common shares was calculated and recorded as required by generally accepted accounting principles.

Provision for Income Taxes:
      In Fiscal 2004, Mitel recorded income tax expense, net of deferred tax recoveries, of $0.3 million. The current income tax expense amounted to $2.0 million, arising as a result of the U.K. subsidiary being in a taxable position in Fiscal 2004. This tax expense was largely offset by deferred tax recoveries arising from deductible taxable amounts available to the Company of $1.7 million.
      Mitel recorded an income tax recovery of $2.9 million in Fiscal 2003. The Fiscal 2003 recovery resulted primarily from tax assessments and tax refunds received in respect of prior periods.

B.	Liquidity and Capital Resources

	April 30,	April 24,	April 25,
	2005	2005	2004

	(In millions of U.S. dollars,
	except DSO)
Cash and cash equivalents	$46.6	$9.7	$26.7
Working capital	60.5	11.4	38.5
Net cash provided by (used in)
Operating activities	(1.2)	(31.8)	10.8
Investing activities	(1.1)	(5.8)	(6.3)
Financing activities	39.3	20.1	(2.0)

Days sales outstanding (DSO)	N/A	71	82

Cash and Cash Equivalents:
      During the Transition Period, Fiscal 2005 and Fiscal 2004, Mitel implemented actions, further described below, to strengthen its liquidity and cash position, resulting in a cash and cash equivalent balance of $46.6 million as at the end of the Transition Period and $9.7 million as at the end of Fiscal 2005 (Fiscal 2004 — $26.7 million).

Working Capital:
      Working capital represents the Company’s current assets less its current liabilities. The working capital position as at the end of the Transition Period was $60.5 million and as at the end of Fiscal 2005 was $11.4 million (Fiscal 2004 — $38.5 million). The increase of $49.1 million during the Transition Period was primarily attributed to gross proceeds of $55.0 million received from the sale of the Convertible Notes by the Company less the repayment of $14.6 million of bank indebtedness. The decline in working capital of $27.1 million as at the end of Fiscal 2005 was largely the result of funding the operating losses for the year.
      Days sales outstanding (“DSO”) was 71 days as at the end of Fiscal 2005 compared to 82 days as at the end of Fiscal 2004. DSO is a measure of the length of time taken to collect accounts receivables. The Company calculates its DSO ratio based on ending accounts receivable balances and annual revenue. The decrease in DSO in Fiscal 2005 was largely the result of increased collection efficiency and an improvement in the monthly sales profile within a quarter.

Cash Used by Operating Activities:
      Net cash used by operating activities was $1.2 million during the Transition Period and $31.8 million for Fiscal 2005. During Fiscal 2004, $10.8 million in net cash was generated. The decline in cash generated from operating activities was due to higher operating losses in Fiscal 2005 driven primarily by lower gross margins, management’s decision to increase investment in R&D, and higher SG&A spending.

Cash Used in Investing Activities:
      Net cash used in investing activities was $1.1 million during the Transition Period, primarily related to an increase in restricted cash, and $5.8 million for Fiscal 2005, primarily related to capital expenditures on computer equipment and realized foreign exchange gains and losses as a result of hedging activities. During Fiscal 2004, investing activities consumed $6.3 million in cash, primarily related to capital expenditures on computer equipment and realized foreign exchange gains and losses as a result of hedging activities.

Cash Provided by Financing Activities:
      Net cash provided by financing activities totaled $39.3 million for the Transition Period and $20.1 million in Fiscal 2005. In Fiscal 2004, $2.0 million was consumed by financing. Cash flows from financing activities in the Transition Period were mainly attributable to (a) $55 million gross proceeds from issuance of the Convertible Notes and (b) $14.6 million used to repay bank indebtedness. Cash from financing activities in Fiscal 2005 was mainly attributable to (a) proceeds of $12.4 million from the issuance of warrants, (b) proceeds of $8.9 million as a result of an increase in bank indebtedness, and (c) proceeds of $3.5 million from the issuance of common stock and payment of employee share purchase loans offset by $4.7 million used to repay long term debt, related party loans and share issuance costs. Cash from financing activities in Fiscal 2004 was mainly attributable to (a) net proceeds of $12.9 million from the issuance of convertible, redeemable Preferred Shares, (b) proceeds of $9.8 million from the issuance of warrants, offset by repayments of bank indebtedness, related party loans, long-term debt and capital lease obligations totaling $25.2 million.
      During the Transition Period, Mitel raised gross proceeds of $55 million through the sale of the Convertible Notes. Please see Part I, Item 3.D “Risk Factors” and Item 10.C “Material Contracts” to this annual report for further information concerning the Convertible Notes.
      During Fiscal 2004, Mitel raised gross proceeds of $15 million through the issuance of 20,000,000 Series A Shares. As described in Part I, Item 10.C “Material Contracts” of this annual report, in connection with this financing, holders of 29,530,494 common shares exchanged their common shares for 67,060,988 Series B Shares. Share issue costs incurred in connection with these transactions totaled $2.1 million in Fiscal 2004. The rights, privileges, restrictions and conditions attaching to the Preferred Shares are described in Part I, Item 10.B “Memorandum and Articles of Incorporation” of this annual report. The proceeds raised through the issuance of the Series A Shares have been used mainly to support operating activities.
      In Fiscal 2003, Mitel closed a private offering of debentures, which were convertible into common shares of the Company, which resulted in total cash proceeds of $6.4 million. The initial term of the convertible debentures was to have expired on April 25, 2003 but was extended by resolution of the Board of Directors, in accordance with the terms of the debentures, until July 27, 2003 and then extended further to October 31, 2003. The debentures accrued interest at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of Mitel. During Fiscal 2004, the entire balance of the debentures outstanding of $8.3 million was converted into 5,445,775 common shares of the Company at their then fair value of CAD$2 per common share. On April 23, 2004, 5,081,619 of these common shares were exchanged for 10,163,238 Series B Shares at their then fair value of CAD$1.00 per preferred share, in connection with the financing, as described in Part I, Item 10.C “Material Contracts” to this annual report. Subsequent to April 25, 2004,holders of an additional 364,156 of these common shares exchanged their shares for 728,312 Series B Shares
      During Fiscal 2003 and Fiscal 2002, Mitel borrowed funds from Wesley Clover Corporation (“WCC”) a corporation controlled by Dr. Matthews, which bore interest at the prime rate and were payable on demand. At April 27, 2003, the balance of the loan payable to WCC was $29.1 million. During Fiscal 2004, the entire loan outstanding of $31.0 million was converted into 20,448,875 common shares of the Company at their then fair value of CAD$2.00 per common share. On April 23, 2004 all of the common shares issued on conversion of the loan were exchanged for 40,897,750 Series B Shares of the Company at their then fair value of CAD$1.00 per preferred share, in connection with the financing, as described in Part I, Item 10.C “Material Contracts” of this annual report. On June 30, 2004, WCC, Mitel Systems Corporation (“Mitel Systems”), and certain other companies, amalgamated and continued under the name of Wesley Clover Corporation (Mitel Systems and WCC shall be collectively referred to in this annual report as “Wesley Clover”).
      During Fiscal 2003, Mitel, March Networks Corporation (“March Networks”) and Mitel Knowledge, signed an agreement with the Government of Canada (the “TPC Agreement”) that provides for financing of up to CAD$60 million for certain March Networks and Mitel R&D activities over a three year period. The financing is provided through the Technology Partnerships Canada program, which is an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. On April 25, 2005, the final claim under the TPC Agreement was submitted. The financing commitment under the TPC Agreement was fully utilized, with Mitel utilizing approximately CAD$55 million and March Networks utilizing approximately CAD$5 million of the total. In exchange for the funds received by Mitel under the TPC Agreement, Mitel was required, as of

September 30th in each of 2002, 2003, 2004, and 2005 to issue warrants to Her Majesty the Queen in Right of Canada. The warrants are exercisable on a one-for-one basis for common shares for no additional consideration. The number of warrants to be issued is equal to the amount of contributions paid to Mitel under the TPC Agreement in the immediately preceding 12-month period, divided by the fair market value of Mitel’s common shares as of the applicable date.
      During Fiscal 2005, Mitel received total cash of $12.4 million under the TPC Agreement. During Fiscal 2005, Mitel issued warrants exercisable for a total of 13,862,943 common shares. The number of warrants issued during Fiscal 2005 was calculated based on the then fair value of CAD$1.00 per common share. 10,208,353 of the warrants issued during Fiscal 2005 related to funds received or receivable at the end of Fiscal 2004, and the remaining 3,654,942 warrants related to funds received during Fiscal 2005. The balance of the warrants required to be issued under the TPC Agreement with respect to funds received during Fiscal 2005 were issued in September 2005. The warrants required to be issued under the TPC Agreement with respect to the CAD$1.3 million in funding receivable at April 30, 2005 are expected to be issued on or before September 30, 2006.
      During Fiscal 2005, Mitel closed two Friends and Family Investment Rounds, whereby 5,601,871 common shares were offered and sold at a price of CAD$1.00 per share, netting gross proceeds of CAD$5,601,871, to eligible employees of the Company and its subsidiaries, and to eligible accredited investors. Please see Part I Item 6.E “Share Ownership” to this annual report for further information concerning common shares sold under the Friends and Family Investment Rounds.

Borrowings:
      Mitel — BMO Credit Facility: As described at Part I, Item 10.C “Material Contracts” to this annual report, on April 27, 2005, the BMO Credit Facility ($20.3 million (CAD$25.0 million)) was repaid in full and the facility was terminated. The BMO Credit Facility bore interest at the Canadian prime rate or US base rate plus 1.5 percent or LIBOR or Bankers’ Acceptances plus 2.5 percent. The facility was secured by a general assignment of substantially all of Mitel’s accounts receivable, a general (first ranking) security interest over the remaining assets of Mitel, and the personal guarantee of Dr. Matthews. The credit facility was to mature on June 30, 2005 and contained certain restrictions and financial covenants. During Fiscal 2005, Mitel was not in compliance with certain of these financial covenants, however the bank provided a consent and waiver of the non-compliance of those financial covenants. As at the end of Fiscal 2005 and Fiscal 2004, Mitel was in compliance with these financial covenants. As of the end of Fiscal 2005, Mitel had outstanding cash borrowings of $15.6 million under this facility (Fiscal 2004 — $6.6 million) and $0.7 million was committed under letter of credit arrangements (Fiscal 2004 — $1.0 million).
      MNL — U.K. Banking Facilities: On July 24, 2004, MNL entered into a $1.9 million (£1.0 million) overdraft facility with Barclays Bank PLC (“Barclay’s”) bearing interest at Barclay’s base rate plus 1.5%, and indemnity facilities totaling $5.7 million (£3.0 million) available for letters of credit and other guarantees. As at the end of the Transition Period and Fiscal 2005, $0.9 million (£0.5 million) of the U.K. facilities was committed under letters of credit and other indemnities (Fiscal 2004 — $2.3 million). MNL also has a cash settlement credit facility through Barclay’s of $7.2 million (£3.8 million) of which $nil was borrowed as at the end of the Transition Period, Fiscal 2005, and Fiscal 2004. The overdraft facility is secured by a guarantee given by Mitel, and a counter indemnity to cover the bond, guarantee and indemnity facility, and up until it was sold to Hitchins on August 31, 2005, a first ranking charge over the Caldicot Property.
      During Fiscal 2004 and Fiscal 2003, MNL had a $6.5 million (£4.1 million) UK Pound Sterling (“GBP”) loan facility in favor of Export Development Canada (“EDC”) that was subject to a borrowing base. This facility was originally entered into by MNL with EDC on March 4, 2003. This loan facility bore interest at LIBOR plus 3.5 percent, which would decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least CAD$20.0 million from an equity offering. The repayment date of the loan was originally March 4, 2004, but was subsequently amended to April 30, 2004. Interest was payable quarterly starting in June 2003. This loan facility was secured by a general assignment of MNL’s accounts receivables. This loan facility contained certain restrictions and financial covenants. During Fiscal 2004, the loans outstanding were repaid and the loan facility was terminated.
      MNL was also liable under mortgages in favor of Barclay’s totaling $11.4 million (£6.0 million) as follows:

•	October 22, 2001 First Mortgage. During Fiscal 2005 the remaining principal of the first mortgage loan, which amounted to $1.6 million (£0.9 million) as at the end of Fiscal 2004, bearing interest at 7.7%, payable in monthly installments until October 2004 and secured by certain equipment of the subsidiary, was repaid in full and the mortgage subsequently discharged.

•	December 13, 2001 Second Mortgage. The remaining principal of the second mortgage loan in favor of Barclay’s, which amounted to $10.8 million (£5.7 million) as at the end of the Transition Period and Fiscal 2005, was repaid in full and discharged on August 31, 2005, when the Caldicot Property was sold. The second mortgage bore interest at 7.4% until December 2006, and had an option to continue using the fixed rate or select a variable rate at LIBOR plus 1.75% thereafter, was payable in quarterly installments of $0.5 million (£0.3 million) with the balance due in December 2011, and was secured by the real estate properties of the subsidiary.

•	April 25, 2003 Third Mortgage. The remaining principal of the third mortgage loan in favor of Barclay’s amounted to $0.6 million (£0.3 million) as at the end of the Transition Period and Fiscal 2005 and bears interest at 6.3%, payable in monthly installments until April 2006 and secured by certain equipment of the subsidiary. Pursuant to the terms of these mortgages, MNL must comply with a financial covenant. MNL was in compliance with such financial covenant as at the end of the Transition Period and Fiscal 2005 and expects to remain compliant for the respective terms of the loan agreements.
      Mitel is (or was, in the case of loan facilities that have been repaid and terminated) contractually obligated to make cash payments under the above noted loan facilities, as further described under Part I, Item 5.F “Tabular Disclosure of Contractual Obligations” to this annual report.
      Please also see Part I, Item 10.C “Material Contracts” of this annual report for further details concerning the sale of the Caldicot Property.
      General: Mitel anticipates continued capital expenditures during the fiscal year ending April 30, 2006, consisting primarily of anticipated costs of enhancements to the Company’s IT infrastructure. These expenditures are expected to be financed through a combination of leases and cash flow from operations.
      Mitel’s primary future cash needs on a recurring basis will include the funding of operations, working capital, capital expenditures, debt service and other contractual obligations. During both Fiscal 2005 and Fiscal 2004, Mitel implemented restructuring actions which the Company expects will result in a reduction in operating costs over the next fiscal year. The temporary reduction in Mitel’s contributions to the Canadian pension plan to the minimum contribution level required by the Financial Services Commission of Ontario, which was initiated in December 2001, continued throughout Fiscal 2005 and will continue in the foreseeable future.
      Based on proceeds raised from the sale of the Convertible Notes, the working capital balance, expected cash flows from operations and other existing credit facilities, Mitel believes that it will have sufficient cash and available credit facilities to support its business operations throughout fiscal 2006. However, there can be no assurance that Mitel’s underlying assumed levels of revenue and expenses will be accurate as Mitel is exposed to the risk that actual demand for its products may not reach expected levels. If Mitel’s operating results were to fail to meet expected levels or if inventory, accounts receivable or other working capital items were to require a greater use of cash than is currently anticipated, the additional funding that Mitel has obtained may not be sufficient and it could be required to seek additional funding through additional private financing or other arrangements. There can be no assurance that any additional financing will be available when required or on favorable terms, which could have a material adverse effect on Mitel’s business, financial condition and results of operations.

      Please also see Part I, Item 3.D “Risk Factors” to this annual report.

C.	Research and Development, Patents and Licenses, etc.
      See Part I, Item 5.A “Operating Results” to this annual report.

D.	Trend Information
      Overall industry analyst opinion is that IP Communications will displace the traditional TDM systems over time. According to the Synergy Research Group, approximately one third of worldwide enterprise communications shipments were IP based and the remainder TDM. Mitel’s strategy is to capitalize on this market shift in favor of IP Communications and build the business towards this end. Even though the Fiscal 2005 revenue for both the Solutions and Services segments were essentially flat, this disguises the positive trend towards sales of IP Communications solutions. Mitel has, since its separation from Zarlink in 2001 invested in R&D over and above its comparable competitors as a percentage of revenue. These investments and the significantly higher than average sales of IP solutions compared to Mitel’s traditional competitors have transitioned Mitel towards becoming an IP Communications product company. During the Transition Period and Fiscal 2005, Mitel’s shipments of IP Communications based products accounted for almost two-thirds of the Company’s product revenue, and Company management believes that this positions the business favorably for the future.
      The following factors could affect Mitel’s revenue in the future:

•	Even though market indicators anticipate growth, particularly in IP Communications, Mitel’s performance could be impacted by the Company’s existing and prospective customers’ willingness to invest in new communications solutions;

•	Mitel’s shipments of IP Communications products have continued to grow strongly throughout Fiscal 2005 due primarily to the cost saving and business process benefits an IP Communications solution can deliver to a customer. Management believes that an enterprise with multiple networked locations or employees who work remote can benefit significantly from an IP Communications solution;

•	Customers are now realizing the benefits of aligning the value-added benefits of IP Communications with business process improvements;

•	As the depreciation cycles of TDM solutions installed prior to the year 2000 mature, there is willingness to transition to an IP Communications based solution. Mitel believes that this replacement trend will continue;

•	The market in which Mitel operates is extremely competitive, and there is significant pressure to remain price competitive. Mitel believes that the programs in place to reduce costs of manufacturing will continue to offset pricing pressures; and

•	During the course of Fiscal 2005, there have been significant movements in currency exchange around the world. The continued uncertainty in world markets could have an adverse impact on revenue and cash balances.
      During Fiscal 2005, Mitel continued to make some significant sales to new customers, most particularly in the retail, healthcare and education sectors. If the macroeconomic environment remains stable, Mitel believes that the growth being seen in the IP Communications market will continue to favorably impact product revenue.

E.	Off-Balance Sheet Arrangements
      Mitel has the following significant off balance sheet arrangements as at the end of the Transition Period and Fiscal 2005:

Intellectual Property Indemnification Obligations:
      Mitel enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These obligations generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these obligations.

Bid and Performance Related Bonds:
      Mitel enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to Mitel’s performance and/or its resellers’ performance under the applicable contract. The total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds, excluding letters of credit, was $5.4 million as at the end of the Transition Period and $5.3 million as at the end of Fiscal 2005. Of those amounts, the amount relating to guarantees of resellers performance was $5.0 million as at the end of both the Transition Period and Fiscal 2005. Historically, Mitel has not had to make material payments and does not anticipate that it will be required to make material payments under these types of bonds.

Letters of Credit:
      Mitel had $1.6 million in letters of credit outstanding as at the end of both the Transition Period and Fiscal 2005.

Securitization of Trade Accounts Receivable:
      As described at Part I, Item 10.C “Material Contracts” to this annual report, Mitel along with MNI, are parties to a Receivables Purchase Agreement (also referred to in this annual report as the “RPA”). Under the RPA, Mitel could sell up to $38.9 million of non-interest bearing trade accounts receivable to an unaffiliated financial institution on a revolving basis. The Company would retain an interest in the transferred accounts receivable equal to the amount of the required reserve amount and would continue to service, administer and collect the pool of accounts receivable on behalf of the purchaser and receive a fee for performance of these services. The Company’s interest in collections was subordinated to the purchasers’ interest.
      Effective December 1, 2004, the Company was not in compliance with certain net worth covenants required under the terms of the facility and ceased to sell receivables into the facility. As at the end of both the Transition Period and Fiscal 2005, the outstanding balance of the securitized receivables, the interest retained by the Company in the transferred receivables, and the servicing liability outstanding, were all $nil.
      For the Transition Period, Fiscal 2005, and Fiscal 2004, the Company recognized a pre-tax loss of $nil and $0.3 million, and $nil respectively relating to the sale of receivables. There were no securitized receivables outstanding at the end of each of these three fiscal years.

F.	Tabular Disclosure of Contractual Obligations
      The following table sets forth Mitel’s contractual obligations as at April 30, 2005.

	Payments Due by Period

		Less than	1-3	4-5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

	(In millions of U.S. dollars)
Long-term debt obligations(1)	$14.4	$2.6	$4.0	$4.2	$3.6
Capital lease obligations(1)	3.7	1.1	2.1	0.5	—
Operating lease obligations(2)	66.3	13.5	22.4	18.0	12.4
Purchase obligations(3)	0.1	0.1	—	—	—
Defined benefit pension plan contributions(4)	3.4	3.4	—	—	—
Other long-term liabilities reflected on Mitel’s balance sheet(5)	—	—	—	—	—

Total contractual cash obligations	$87.9	$20.7	$28.5	$22.7	$16.0

(1)	Represents the principal and interest payments for the loans. Interest on these loans ranges from 5.6% to 11.8%, as described in Mitel consolidated financial statements contained herein.

(2)	Operating lease obligations exclude payments to be received by Mitel under sublease arrangements.

(3)	Represents primarily Mitel’s obligation to acquire capital equipment from BreconRidge pursuant to the supply agreement between BreconRidge and Mitel dated August 31, 2001, which is further described in Part I, Item 10.C “Material Contracts” to this annual report.

(4)	Represents the estimated contribution to Mitel’s defined benefit pension plan for Fiscal 2006 (£1.8 million) based on an independent actuarial valuation, in compliance with U.K. pension regulations with respect to contributions to and funding levels of the pension plan.

(5)	Not included in the above are liabilities arising from Mitel’s defined benefit pension plan and potential cash payments the Company may be required to make upon redemption of its redeemable Preferred Shares or the exercise of contractual put rights by holders of certain common or Preferred Shares.
      Mitel maintains a defined benefit pension plan. As at the end of both the Transition Period and Fiscal 2005, the pension benefit obligation of $121.8 million exceeded the fair value of the plan assets of $82.9 million, resulting in an unfunded status of $38.9 million (Fiscal 2004 — $37.3 million). The pension liability (including minimum liability) recorded in Mitel’s consolidated balance sheet as at the end of the Transition Period was $25.1 million and as at the end of Fiscal 2005 was $25.4 million.
      Please see Part I, Item 3.D “Risk Factors” and Item 10.B “Memorandum and Articles of Incorporation” to this annual report for information concerning certain conversion and redemption rights of Mitel shareholders who hold Preferred Shares of the Company, the exercise of which, in certain circumstances, could have a material adverse impact on Mitel’s cash flow and operations.
      Please also see Part I, Item 3.D “Risk Factors” and Item 10.C “Material Contracts” to this annual report, for further information concerning the put, conversion and redemption rights of certain Mitel shareholders under the Shareholders Agreement. In the event of the exercise of these rights there can be no assurance that Mitel’s cash flows would be sufficient to satisfy such obligations.
      Please also see Part I, Item 3.D “Risk Factors” and Item 10.C “Material Contracts” to this annual report, for further information concerning certain conversion rights (into common shares of the Company) and redemption rights of the Noteholders under the Convertible Notes. In the event of the exercise of these rights there can be no assurance that Mitel’s cash flows would be sufficient to satisfy such obligations. In particular, the exercise of the put rights (by certain shareholders under the Shareholders Agreement) at a price that exceeds the lesser of $5.0 million or Company cumulative retained earnings would be an event of default and trigger certain redemption rights under, the terms of the Convertible Notes.

G.	Safe Harbor
      Please see “Forward Looking Information” on page i of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
      Directors are either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of incorporation of Mitel and applicable law, appointed by the Board of Directors between annual meetings. Each director holds office until the close of the next annual meeting of Mitel’s shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. Please see also Part I, Item 6.C “Board Practices”, and Item 10.B “Memorandum and Articles of Incorporation” to this annual report for additional information concerning board practices and election of directors.
      Pursuant to the Shareholders Agreement dated April 23, 2004 (as described in Part I, Item 10.C “Material Contracts” to this annual report) between Mitel, Mitel Systems Corporation (now Wesley Clover), Zarlink, Power Technology Investment Corporation (“PTIC”), Dr. Matthews, Celtic Tech Jet Corporation, WCC (now Wesley Clover), and EdgeStone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (collectively “EdgeStone”), Edgestone is entitled to nominate two directors to the Board. Gilbert S. Palter and Guthrie S. Stewart are the nominees of EdgeStone. The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the shareholders of the Company, the EdgeStone nominees are elected.
      Currently, four of the eight members of the Board of Directors of Mitel, namely, Dr. Matthews, Peter Charbonneau, Gilbert Palter and Guthrie Stewart, are also members of the board of directors of BreconRidge. Guthrie Stewart is also the Chairman of the Board of BreconRidge.
      See Part I, Item 10.C “Material Contracts” to this annual report for further discussion of the Shareholders Agreement.

Date
Name and Title	Elected/Appointed	Principal Occupation

Dr. Terence H. Matthews Chairman and Director	February, 2001	Current: Chairman of the Board of Mitel; Chairman of the Board of March Networks since June 2000.
Other Principal Directorships: BreconRidge Manufacturing Solutions Corporation, Bridgewater Systems Corporation, Celtic Tech Jet Limited, DragonWave Inc., Encore Networks Inc., Kanata Research Park Corporation, KRP Construction Inc., KRP Developments Inc., KRP Management Services Inc., KRP Residential Inc., Mitel Research Park Corporation, MKC Networks Corporation, Newheights Software Corporation, Newport Networks Limited, Newport Networks Systems Corporation, Wesley Clover International Corporation.
Previously: Chief Executive Officer of March Networks from June 2000 to March 2004; prior thereto Chairman of the Board of Newbridge Networks Corporation (now Alcatel Canada Inc.) from June 1985 until June 2000.

Date
Name and Title	Elected/Appointed	Principal Occupation

Donald W. Smith Chief Executive Officer and Director	April, 2001	Current: Director and Chief Executive Officer of Mitel.
Previously: President Optical Internet of Nortel Networks Corporation from January 2000 to April 2001; Vice President & General Manager Optical Solutions of Nortel Networks Corporation from December 1998 to January 2000; Chief Executive Officer of Cambrian Systems from December 1996 to December 1998.
Paul A.N. Butcher President and Chief Operating Officer	February, 2001	Current: Director, President & Chief Operating Officer of Mitel.
Other Principal Directorships: Mitel Networks, Inc., Mitel Networks International Limited, Mitel Networks Overseas Limited, Mitel Networks Limited, Mitel Networks Italia SRL, Mitel Telecom Limited, Mitel Mexico, Versatel Networks Inc., Natural Convergence Inc.
Previously: Senior Vice President & General Manager, Communications Systems Business of Mitel Corporation (now Zarlink) from 1999 to 2001.
Peter D. Charbonneau Director	February, 2001	Current: General Partner of Skypoint Capital Corporation since November 2000.
Other Principal Directorships: March Networks Corporation, Galazar Corporation, Meriton Networks Inc., TrueContext Corporation, BreconRidge Manufacturing Solutions Inc.
Previously: Executive Vice President of March Networks from June 2000 to November 2000; prior thereto held several senior executive positions, the last of which was Vice Chairman of Newbridge Networks Corporation (now Alcatel Canada Inc.) from December 1986 to June 2000.
Kirk K. Mandy Director	July, 2002	Current: Chief Executive Officer of Zarlink since January 2005.
Other Principal Directorships: Zarlink Semiconductor Inc., Epocal Inc., Armstrong Monitoring Corporation.
Previously: Independent Management Consultant since May 2001; Vice Chairman of Zarlink and Chairman of several privately held companies; prior to May 2001 held several senior executive positions, the last of which was President & CEO, of Mitel Corporation (now Zarlink) from 1998 to 2001.

Date
Name and Title	Elected/Appointed	Principal Occupation

Sir David S. Rowe Beddoe Director	July, 2002	Current: Chairman of the Board of Victoria Capital (UK) Ltd. since 2004 and Chairman of the Board of GFTA Analytics Ltd. since 2005 and Chairman of the Board of the Wales Millennium Centre since 2001.
Other Principal Directorships: Newport Networks Inc., Royal Welsh College of Music & Drama, Toye & Co plc.
Previously: Chairman of the Welsh Development Agency from 1993 to 2001.
Gilbert S. Palter Director	April, 2004	Current: Chief Operating Officer and Managing Partner of EdgeStone Capital Partners since May 1999.
Other Principal Directorships: BreconRidge Manufacturing Solutions Inc., Center for Diagnostic Imaging Inc., Daxbourne Intl. Ltd., Eladdan Capital Partners Inc., EGADS Enterprises Inc., EMI Acquisition Inc., Eurospect Manufacturing Inc., ETP Holdings Inc., Royal Advertising & Marketing, Inc., SC Corporation, SC Licensing Corp., SC Publishing, Inc., SCE Holdings Inc., Specialty Catalog Corp.
Guthrie S. Stewart Director	April, 2004	Current: Partner of EdgeStone Capital Partners since 2001; Chairman of the Board of BreconRidge since February 2003.
Other Principal Directorships: MRRM Inc., The GBC North American Fund Growth Fund Inc.
Previously: 1992 to 2000 Executive Vice President Teleglobe Inc.
Steven Spooner Chief Financial Officer	June, 2003	Current: Chief Financial Officer of Mitel. Other Principal Directorships: Mitel Networks Asia Pacific Limited, Mitel Networks, Inc., Mitel Networks Holdings Limited.
Previously: Chief Operating Officer of Wysdom Inc. from January to June 2003; prior thereto was a management consultant from March to December 2002; prior to that President and Chief Executive Officer of Stream Intelligent Networks Corporation from March 2000 to February 2002.
Douglas McCarthy Treasurer and Director of Taxation	November, 2003	Current: Treasurer and Director of Taxation for Mitel.
Other Principal Directorships: n/a.
Previously: Vice President Finance and Treasurer of Alcatel Canada Inc. (formerly Newbridge Networks Corporation) since 1987.

Date
Name and Title	Elected/Appointed	Principal Occupation

Kent H.E. Plumley General Counsel and Corporate Secretary	December, 2003	Current: Partner in the law firm Osler, Hoskin & Harcourt LLP.
Other Principal Directorships: Bridgewater Systems Inc., Genesys Capital Partners Inc., New General Equity Fund, New Generation Biotech Fund, Stem Cell Network.
Ron Wellard Vice President, Product Development	December, 2004	Current: Vice President Product Development of Mitel.
Other Principal Directorships: n/a.
Previously: Vice President R&D since December 2003; prior to that Vice President R&D at Nortel Networks Corporation from June 2001 to July 2003; prior to that held various roles with R&D and Product Line Management at Nortel Networks Corporation.
Simon Gwatkin Vice President, Strategic Marketing	July, 2001	Current: Vice President, Strategic Marketing of Mitel.
Other Principal Directorships: n/a.
Previously: Head of the IP Business Unit of the Predecessor Business from July 2000 to July 2001.
Steven Davis Vice President, Global Marketing	May, 2004 to September, 2005	Vice President Global Marketing for Mitel from May 2004 until his departure from the Company in September 2005.
Other Principal Directorships: (until September 2005) Mitel Networks Limited, Mitel Networks Italia SRL, Mitel Financial Services Limited.
Previously: Head of Global Marketing for the Company from September 2003; prior to that Head of Marketing for the MNL UK and Europe since 2002; prior to that Head of Indirect Sales for the UK for the Predecessor Business since 1999 and added responsibility for Europe in 2000.
Kevin Bowyer President, Mitel Networks, Inc.	March, 2005	Current: President of the US subsidiary of Mitel (MNI).
Other Principal Directorships: Mitel Networks, Inc.
Previously: Founder of Cogent Global Services, a global outsourcing company from 2002 to 2005; prior to that held progressive executive sales positions with Nortel Networks Corporation from 1984.

Date
Name and Title	Elected/Appointed	Principal Occupation

Graham Bevington Vice President and Managing Director, Europe, Middle East and Africa Region	February, 2001	Current: Vice President and Managing Director EMEA for Mitel and held the same position for the Predecessor Business since January 2000.
Other Principal Directorships: Mitel Networks Holdings Limited, Mitel Networks Limited, Mitel Telecom Limited, Mitel Financial Services Limited, Mitel Networks SARL.
Roger Fung Vice President and Managing Director, Asia Pacific	January, 2002	Current: Vice President and Managing Director, Asia Pacific for Mitel.
Other Principal Directorships: Mitel Networks Asia Pacific Limited, Tianchi Mitel Telecommunications Corporation, BreconRidge Manufacturing Solutions (Asia) Ltd., Mart Asia Ltd., March Networks Asia Pacific Ltd., Vodatel Networks Limited.
Previously: Vice President and Managing Director, Asia Pacific for March Networks from 2001 to 2002; prior to that President Asia Pacific for Newbridge Networks Asia Ltd. from 1987 to 2000.
Kathy Enright Vice President, Global Human Resources	January, 2004	Current: Vice President Global Human Resources for Mitel.
Other Principal Directorships: n/a.
Previously: Head of Human Resources for Mitel from February 2001 to January 2004; prior to that Director of Human Resources, North America for the Predecessor Business from 1990.
      There are no family relationships between any directors or executive officers. There are no arrangements or understandings pursuant to which any director or member of senior management was selected as a director or member of senior management, other than as provided for in the shareholders’ agreement described under Part I, Item 10.C “Material Contracts” to this annual report.
B.     Compensation
      As at the end of both the Transition Period and Fiscal 2005, senior management of Mitel included: Donald Smith, Paul Butcher, Steven Spooner, Doug McCarthy, Graham Bevington, Simon Gwatkin, Ron Wellard, Roger Fung, Steve Davis, Kathy Enright, and Kevin Bowyer. As Chairman, Dr. Matthews has also been actively involved in establishing the strategic direction of Mitel. The aggregate annualized salary paid during each of the Transition Period and Fiscal 2005 to senior management of Mitel was CAD$69,506 and CAD$3,714,736 respectively.
      Pursuant to Mitel’s employee stock option plan (“ESOP”) (as defined and described in Part I, Item 6.E “Share Ownership” to this annual report), options to acquire a total of 5,267,417 common shares at an exercise price of CAD$1.00 per share were granted to senior officers of Mitel during the Fiscal 2005 (Transition Period — nil). With respect to these options granted, options to acquire 4,590,000 common shares were granted as part of the option exchange program described at Part I, Item 6.E “Share Ownership” to this annual report.
      Directors who are not also officers of Mitel are entitled to receive cash compensation as follows:

• Annual Service on the Board (other than Chair)	CAD$10,000

• Annual Service as Chair of the Board	CAD$60,000

• Annual Service as member of the Audit Committee (other than Chair)	CAD$5,000

• Annual Service as Chair of the Audit Committee	CAD$15,000

• Annual Service as member of other standing committees	CAD$2,500

• Annual Service as Chair of other standing committees	CAD$7,500

• Meeting fees	CAD$1,000
      Non-employee directors are also reimbursed for any out-of-pocket expenses incurred in connection with attending directors’ meetings. In addition, as previously approved by the shareholders of Mitel, directors of Mitel are eligible to participate in Mitel’s ESOP and can accept compensation in the form of stock options in lieu of cash using a Black-Scholes value to determine the number of options. See Part I, Item 6.E “Share Ownership” to this annual report for further information concerning the ESOP. Options to acquire 250,000 common shares at an exercise price of CAD$1.00 per share were granted to non-employee directors during Fiscal 2005 and nil during the Transition Period. These stock options vest over four years and expire on the fifth anniversary of the date of grant.
      Mitel maintains directors and officers liability insurance in the amount of $15,000,000 for the benefit of directors and officers of the Company. Mitel’s premium is $144,787 which covers the period from December 1, 2004 to November 1, 2005. No portion of the premium is paid by the directors and officers of the Company. The policy contains a deductible ranging from $50,000 to $75,000 depending upon the nature of the claim. The by-laws of the Company provide that Mitel shall indemnify a director or officer against liability incurred in such capacity including acting at the Company’s request as director or officer of another corporation, to the extent permitted by the CBCA. The policy contains a number of exclusions and limitations to the coverage provided, as a result of which the Company may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy. On June 10, 2004, the Board of Directors approved a form of indemnification agreement and authorized Mitel to enter into indemnification agreements with each of the directors and each of Steve Spooner (CFO), Douglas McCarthy (Treasurer) and Kent Plumley (General Counsel and Corporate Secretary) along with certain other corporate officers designated from time to time by the Board of Directors.

Employment Contracts:
      Mitel has written employment contracts with Donald Smith and Paul Butcher. Please see Part I, Item 10.C “Material Contracts” to this annual report for a summary of these employment contracts. In addition, each employee of Mitel (including members of management) executes a letter setting forth the employee’s position, salary, bonus, benefits, and customary confidentiality and non-disclosure obligations, as well as termination and non-compete arrangements, if any.

Indebtedness of Directors, Officers and Members of Senior Management:
      Except as disclosed below, none of the directors or officers of Mitel, and no associate or affiliate of any of them, is or has been indebted to Mitel at any time since the beginning of Mitel’s Fiscal 2005.

1.	Graham Bevington, Vice-President and Managing Director, Europe, Middle East and Africa Region. In February 2002, Mr. Bevington was provided with an interest free loan from Mitel. The loan was provided through an employee share purchase plan with MNL, made available to all employees of

MNL, to purchase shares in Mitel (the “UK Share Purchase Plan”). The balance owing on the loan as at the end of the Transition Period and Fiscal 2005 was £3811.38.

2.	Steven Davis, former Vice-President, Global Marketing. In February 2002, Mr. Davis was provided with an interest free loan from Mitel. The loan was provided to Mr. Davis through the UK Share Purchase Plan to purchase shares in Mitel. The balance owing on the loan as at the end of the Transition Period and Fiscal 2005 was £5717.13.

Pension and Retirement Plans:
      Mitel and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. Mitel matches the contributions of participating employees to the defined contribution pension plans on the basis and to the extent of the percentages specified in each plan (ranging from 1% to 6%, depending on the plan).
      There were no material accrued obligations at the end of each of the Transition Period or Fiscal 2005 pursuant to these defined contribution pension plans.
      Mitel’s United Kingdom subsidiary, MNL, also maintains a defined benefit pension plan. The defined benefit plan provides pension benefits based on length of service and final average earnings. The defined benefit pension costs accrued by Mitel are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. The most recent actuarial valuation of the plan was performed as at August 1, 2003 and has been updated to March 31, 2005. As at the end of the Transition Period and Fiscal 2005, the actuarial present value of the accrued pension benefits of $121.8 million exceeded the fair market value of the net assets available to provide for these benefits of $82.9 million, resulting in an unfunded status of the defined benefit pension plan of $37.3 million. The pension liability (including minimum liability) recorded in Mitel’s consolidated balance sheet as at the end of the Transition Period was $25.1 million and as at the end of Fiscal 2005 was $25.4 million.
      In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to participants of the defined benefit pension plan. Participants were given the choice to continue in the defined benefit plan or to transfer their assets to the defined contribution plan. All participants opted to continue in the defined benefit plan.

Deferred Share Unit Plan for Executives:
      On December 9, 2004, the Company adopted a deferred share unit plan for executives (the “DSU Plan”) in order to promote a greater alignment of interests between the executives and shareholders. Under the DSU Plan, the Compensation Committee may award certain executives of Mitel (a “DSU Plan Participant”) deferred share units (“DSUs”) of the Company. DSUs are not considered shares of the Company, nor is the holder of any DSU entitled to voting rights or any other rights attaching to the ownership of shares.
      Upon the determination by the Compensation Committee to award DSUs to the account of a DSU Plan Participant for a particular calendar year, the number of DSUs to be awarded shall be determined by the Compensation Committee as follows: (1) as at December 31 of such year the Compensation Committee shall determine the Supplementary Benefits Amount, which is an amount equal to 15% of the DSU Plan Participant’s annual salary for such year, less the maximum amount of eligible registered retirement savings plan contributions for the DSU Plan Participant; and (2) the Supplementary Benefits Amount for such DSU Plan Participant shall subsequently be divided by the Award Market Value of a DSU.
      The Award Market Value of a DSU is equal to: (1) the value of a common share of the Company as determined by the Compensation Committee in good faith and in accordance with and subject to the terms of the DSU Plan; or (2) where the common shares of the Company are publicly traded on the Toronto Stock Exchange (“TSX”), the weighted average trading price of the common shares of the Company on the TSX on the five (5) trading days immediately preceding the date a DSU is awarded.

      Upon the DSU Plan Participant ceasing to be an executive of the Company, the DSU Plan Participant shall receive a cash amount equal to the number of DSUs in his or her account multiplied by the weighted average trading price of the common shares of the Company on the TSX on the five (5) trading days immediately preceding the date the DSU Plan Participant ceases to be an executive of the Company, or on a later date selected by the DSU Plan Participant, which shall in any event be a date prior to the end of the following calendar year.
      There are currently two DSU Plan Participants, including Paul Butcher, President & Chief Operating Officer, who is the only executive officer DSU Plan Participant.
      As at June 28, 2005, 280,912 DSUs have been awarded to Mr. Butcher under the DSU Plan. Of the DSUs awarded to Mr. Butcher, 242,062 DSUs represent the value of Mr. Butcher’s interest in the Company’s supplementary executive retirement plan (being CAD$242,062) which was transferred by the Company (with the consent of Mr. Butcher) to the DSU Plan on May 31, 2005.
      The Company’s supplementary executive retirement plan has been wound-up and terminated by the Company (with the consent of the participants thereunder), in favour of the DSU Plan.

C.	Board Practices
      The articles of incorporation of Mitel provide that the Board of Directors of Mitel shall consist of a minimum of one and a maximum of ten directors. At a special meeting held on April 20, 2004, the shareholders fixed the number of directors at eight. Under Canadian law, 25% of Mitel’s Board of Directors must be residents of Canada. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of incorporation of Mitel and applicable law, appointed by the Board of Directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective.
      No director has any contract or arrangement with Mitel entitling him to benefits upon termination of his directorship. Mitel’s executive officers are appointed by, and serve at the discretion of the Board of Directors.

Board Committees:
      There are two committees of the Board of Directors of Mitel: the Audit Committee and the Compensation Committee. These committees meet regularly and operate under specific terms of reference as approved by the Board of Directors.
      The Audit Committee consists of four directors. The committee members are Peter D. Charbonneau, Kirk K. Mandy, David S. Rowe-Beddoe and Guthrie S. Stewart. This committee reviews, acts and reports to the Board of Directors on various auditing and accounting matters, including the appointment of Mitel’s independent accountants, the performance of the independent accountants, the sufficiency of Mitel’s internal controls and Mitel’s accounting and financial management practices. This committee is also responsible for developing Mitel’s approach to governance issues and Mitel’s response to corporate governance guidelines of regulatory authorities.
      The Compensation Committee consists of four directors. The committee members are Guthrie S. Stewart, Peter D. Charbonneau, Kirk K. Mandy and Sir David S. Rowe-Beddoe. This committee is responsible for administering Mitel’s executive compensation programs and Mitel’s pension plan programs. Responsibilities include developing compensation guidelines and philosophy for executive management and annually reviewing and approving compensation for executive officers of Mitel. With respect to long-term incentives, this committee reviews and recommends periodic grants under the ESOP and the DSU Plan. This committee also monitors pension plan activities.

Other Committees:
      Mitel has established a Disclosure Committee in accordance with the recently enacted Sarbanes-Oxley legislation and with SEC regulations. The Disclosure Committee has been given a mandate to oversee Mitel’s disclosure controls and procedures and to report its findings and activities to the CEO and CFO for their periodic evaluation of the effectiveness of such. The Disclosure Committee is a standing committee of selected employees including certain members of senior management appointed by the CEO to ensure compliance with all relevant disclosure obligations. Individual members serve at the pleasure of the CEO. The Disclosure Committee also has two subcommittees: (a) a sub-committee charged with the responsibility of determining the applicability of filing a Form 6-K with the SEC upon the occurrence of certain events; and (b) a sub-committee charged with the responsibility of assisting senior management in the preparation and review of this annual report.

D.	Employees
      As at the end of the Transition Period, Mitel had 1,689 employees of whom 844 were in Canada, 298 were in the United States and 547 were in the United Kingdom and other countries. Mitel had 2,015 and 1,849 employees at the end of Fiscal 2003 and Fiscal 2004, respectively.
      During Fiscal 2005, Mitel implemented restructuring programs which resulted in total workforce reductions of 169 employees globally.
      Mitel has a long-standing positive working relationship with the International Brotherhood of Electrical Workers (the “IBEW”) with respect to approximately 112 US field technicians who perform installation, maintenance and systems changes for Mitel. The current contract with the IBEW expires after September 30, 2007, with options to renew for additional one-year periods. Please see Part I, Item 10.C “Material Contracts” to this annual report for further information concerning the IBEW contract with MNSI (now MNI as a result of the merger of MNI and MNSI).

E.	Share Ownership
      Dr. Matthews beneficially owns 54% of Mitel’s shares, as further disclosed in Part I, Item 7.A “Major Shareholders” to this annual report.
      Donald Smith, Mitel’s Chief Executive Officer, beneficially owns 1% of Mitel’s shares. Mr. Smith currently holds options to purchase 5,000,000 common shares of Mitel. Of this amount, options to purchase 2,000,000 common shares were granted by Mitel in accordance with Mitel’s ESOP granted on July 26, 2004 with an exercise price of CAD$1.00 per common share. The option to acquire the remaining 3,000,000 common shares, which have an exercise price of CAD$3.50 per common share, are options to purchase outstanding shares of Mitel owned by Wesley Clover, a company indirectly wholly-owned by Dr. Matthews, which were granted to Mr. Smith by Wesley Clover on March 1, 2002. Upon the exercise of these latter options, the proceeds of the exercise would be paid directly to Wesley Clover. The options granted by Wesley Clover on 3,000,000 of the common shares of Mitel owned by Wesley Clover were intended to provide an additional incentive to Mr. Smith in connection with his employment by Mitel. Had such options been issued by Mitel, the aggregate option grant to Mr. Smith would have been an excessive drain on the limited pool of shares set aside by Mitel under its ESOP. The options granted to Mr. Smith on the common shares currently held by Wesley Clover have all vested and expire on April 21, 2006. As of September 30, 2005, 3,500,000 options at an exercise price ranging from CAD$1.00 to CAD$3.50 per common share have vested. Mr. Smith has not exercised any stock options to date.
      Each of the management employees listed at Part I, Item 6.B “Compensation” to this annual report beneficially own less than 1% of Mitel’s common shares or Preferred Shares.

Employee Stock Option Plan:
      The shareholders of Mitel approved the Mitel Corporation Employee Stock Option Plan, dated March 6, 2001, as amended (the “ESOP”). All (a) non-employee directors of Mitel (“Director Participants”), and

(b) fulltime employees or officers of Mitel, any subsidiary and any affiliate, directors (other than Director Participants) of any subsidiary and any affiliate and consultants or any consultant company (“Participants”), are eligible to participate in the ESOP. There are no other service requirements or prerequisites to participation in the ESOP. The ESOP defines a “subsidiary” as any corporation in which Mitel, directly or through one or more corporations which are themselves subsidiaries of Mitel, owns 50% or more of the shares eligible to vote at meetings of the Company’s shareholders. For the purposes of the ESOP, a company is an “affiliate” of another company if one of them is a subsidiary of the other or if both are subsidiaries of the same company, or if each of them is controlled by the same person or company.
      On December 23, 2003, Mitel offered all eligible employees the opportunity to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options to be issued six months plus one day after the options were tendered, being July 26, 2004. The new option grant represented the right to purchase the same number of common shares as the corresponding options that were tendered. The exercise price of the new option grants was set by the Board of Directors to be CAD$1.00 per share which was determined to be the fair market value as of the date of grant. Options to acquire 10,373,302 common shares were tendered under this program and were cancelled on January 23, 2004. Mitel granted options for an equal number of new common shares to the participating employees on July 26, 2004, less options to acquire 96,350 common shares tendered by employees who were terminated within the six month period. The new options vest in four equal installments commencing one year from the date of grant and expiring on the fifth year anniversary.
      Mitel has reserved 25 million common shares for issuance under the ESOP. As of September 30, 2005, there were outstanding options to purchase 22,409,045 common shares. Therefore, under the terms of the ESOP, Mitel is permitted to grant options to purchase an additional 2,590,955 common shares. The following table sets forth aggregate options to purchase common shares held by senior management and directors at September 30, 2005 (not including Dr. Matthews — please see Part I, Item 7.A “Major Shareholders” to this annual report):

	Total Options	Total Exercisable
Exercise Price	Outstanding	Options

CAD$2.75	222,000	132,000
CAD$1.00	6,928,353	1,228,747

	7,150,353	1,360,747

      Mitel’s Board of Directors may terminate the ESOP at any time. The termination of the ESOP would have no effect on outstanding options, which continue in effect in accordance with their terms and conditions, provided that no option granted under the ESOP may be exercised after the tenth anniversary of the date upon which the option was granted or such other date specified by Mitel’s Compensation Committee at the time it grants the option (which date shall not be prior to the date the Compensation Committee acts to grant the option).
      Director Participants are granted options by Mitel’s Board of Directors upon the occurrence of certain specified events. The number of options granted is calculated at the time of the grant using a Black-Scholes valuation formula.

Friends and Family Investment Rounds:
      In June, 2004, Mitel’s Board of Directors approved (a) a limited offering of its common shares (up to a maximum of 10,000,000 shares) to be made to eligible employees of the Company and its subsidiaries (subject to a minimum investment requirement of CAD$500.00), except US resident employees, and to certain eligible accredited investors (subject to a minimum investment requirement of CAD$25,000.00) at a price per share of CAD$1.00 (the “1st Round”), and (b) in connection with an offering to eligible U.S. employees of Mitel, MNI and MNSI only, the Mitel Networks Corporation 2004 U.S. Employee Stock Purchase Plan (the “U.S. ESPP”) (the “2nd Round”). Directors and officers of the Company and its subsidiaries were also invited to purchase shares of the Company as part of the Friends and Family Investment Rounds.
      Under the 1st Round, eligible employees of the Company were provided with the ability to receive an interest free loan from the Company of up to CAD$20,000.00 per employee (subject to local currency adjustments) to be utilized to purchase common shares of the Company. Eligible employees and accredited investors wishing to purchase common shares in connection with the offering were required to enter into a Subscription Agreement and loan agreement (in the case of shares purchased utilizing an employee loan).
      The 1st Round commenced on September 14, 2004 and closed on October 8, 2004. 4,881,774 common shares were purchased under the 1st Round, netting gross proceeds to the Company of $4,881,774 with loans to eligible employees totaling, in the aggregate, $1,628,515.50.
      In connection with the 2nd Round, on November 24, 2004, Mitel filed a registration statement on Form S-8 with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, covering 2,000,000 common shares of the Company, which were issuable pursuant to the US ESPP.
      Commencing November 30, 2004, U.S. resident employees of Mitel, MNI (and MNSI, as it was at that time) were permitted to purchase, under the 2nd Round, common shares of the Company pursuant to the terms of the US ESPP at an issue price of CAD$1.00 per common share with a minimum investment requirement of CAD$500.00. Eligible employees wishing to purchase common shares under the US ESPP were required to enter into a Stock Purchase Agreement and loan agreement (in the case of shares purchased utilizing an employee loan, described below), with the Company.
      Pursuant to the US ESPP, eligible employees were provided with the ability to receive an interest free loan from the Company of up to $16,878.00 to be utilized to purchase common shares of the Company.
      The 2nd Round commenced on November 30, 2004 and closed on December 17, 2004. 720,097 common shares were purchased in the 2nd Round under the US ESPP, netting gross proceeds to the Company of CAD$720,097 with loans to eligible employees totaling, in the aggregate, CAD$400,322.
      Employee loans under both the 1st Round and 2nd Round are repayable to the Company as follows: (a) the first CAD$10,000.00 of the loan will be payable in year 1 of the term, and (b) the balance is payable in year 2 of the term, each in 26 equal bi-weekly payments.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
      Mitel is controlled by Dr. Matthews who beneficially owns 54% of the outstanding shares, directly (40,897,750 Series B Shares or approximately 16%), indirectly through Wesley Clover (90,000,000 common shares or approximately 36%) and indirectly through Celtic Tech Jet Corporation (4,555,169 common shares or approximately 2%). The following table sets forth certain information as of September 30, 2005 concerning the beneficial ownership of shares of Mitel as to each person known to the management of Mitel to be the beneficial owner of 5% or more of the outstanding shares of Mitel:

		Beneficial			Percentage of
	Identity of Person	Amount		Percentage of	Voting
Class of Shares	or Group	Owned(1)		Class	Power(4)

Series B Shares	Dr. Matthews	40,897,750		60%	16%
Common Shares	Wesley Clover	90,000,000	(2)	55%	36%
	Total shares owned	135,506,902	(2),(3)	N/A	54%
	by Dr. Matthews
Series A Shares	EdgeStone	20,000,000		100%	8%
Common Shares	EdgeStone	5,015,110		3%	2%
	Total shares owned by EdgeStone	25,015,110		N/A	10%
Series B Shares	PTIC	16,000,000		24%	6%
Common Shares (warrants only)	Her Majesty the Queen in Right of Canada	35,785,410		22%	14%
Common Shares	Zarlink	10,000,000		6%	4%

(1)	Beneficial Amount Owned includes warrants, options or other convertible securities held by the person or group, which are exercisable or convertible within 60 days into shares of the Company.

(2)	Excludes the impact of vested options granted by Wesley Clover to Donald Smith, Paul Butcher and Peter Charbonneau to acquire up to 4,900,000 common shares in the aggregate from the holdings of Wesley Clover.

(3)	Includes the 90,000,000 common shares owned by Wesley Clover and the 4,555,169 common shares owned by Celtic Tech Jet Corporation and 53,983 stock options that are currently exercisable.

(4)	Percentage of Voting Power is calculated based on the beneficial amount owned divided by total shares outstanding including warrants, options or other convertible securities which are exercisable or convertible within 60 days into shares of the Company.

(5)	The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by the shareholders of the Company, the EdgeStone nominees are elected. See Part I, Item 10.C “Material Contracts” to this annual report for discussion of the Shareholders Agreement.
      At September 30, 2005, Dr. Terence H. Matthews also held options to purchase 204,881 common shares of Mitel at exercise prices ranging from CAD$1.00 to CAD$2.75 per share, of which 53,983 had vested. Of these options, options to acquire 30,000 common shares expire in July 2007, options to acquire a further 30,000 common shares expire in July 2008, options to acquire 65,934 common shares expire in July 2009 and the remaining options to acquire 78,947 common shares expire in July 2010.
      Mitel’s major shareholders do not have different voting rights than other shareholders. Mitel is not aware of any arrangements, the operation of which would result in a change in control of Mitel.

United States Shareholders:
      On September 30, 2005, Mitel had 473 registered shareholders with addresses in the United States holding approximately 2,477,157 common shares and 14 holding 1,558,468 Series B Shares or combined on an as if converted to common shares basis approximately 1% of the total number of issued and outstanding shares. United States residents also hold options to purchase 2,304,850 common shares. Residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

B.	Related Party Transactions
      Set forth below is a description of several transactions between Mitel and persons or entities that are deemed to be related parties to Mitel. With the exception of the persons and entities referred to below under “Other Transactions”, all of such related parties are entities directly or indirectly controlled by Dr. Matthews.

Agreements with BreconRidge:
      Mitel has or had the following agreements and related transaction involving BreconRidge, a company under which (a) Dr. Matthews holds a 30% ownership interest, and (b) Edgestone holds a 45.75% ownership interest:
                  Leased Property:  In connection with the BreconRidge Ottawa Sublease, during Fiscal 2004 BreconRidge vacated the subleased premises (in Ottawa) pursuant to the disposal of the manufacturing operations. During both Fiscal 2005 and Fiscal 2004, it became evident that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an amount of $3.4 million and $0.6 million was recorded in the Fiscal 2005 and Fiscal 2004 Consolidated Statement of Operations, respectively, as an additional loss arising on the disposal activity.
      As described at Part I, Item 4.D “Property, Plant and Equipment” to this annual report, on August 31, 2001, Mitel entered into the BreconRidge UK Sublease under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. Effective August 31, 2005, and in connection with the sale and lease back of the Caldicot Property, the BreconRidge U.K. Sublease was assigned to the new owner of the Caldicot Property.
      During the Transition Period and Fiscal 2005, Mitel incurred $0.1 million and $5.9 million respectively of rent expense in connection with the leased Headquarters facilities and has earned rental income of $nil and $3.6 million respectively in connection with the BreconRidge Ottawa Sublease and BreconRidge UK Sublease.
      Please see Part I, Item 4.D “Property, Plant and Equipment” and Item 10.C “Material Contracts” to this annual report for further information concerning the BreconRidge Ottawa Sublease and the BreconRidge U.K. Sublease.
                  Outsourcing of Manufacturing and Repair Operations:  In connection with the disposal of its manufacturing operations to BreconRidge, Mitel entered into a supply agreement dated August 31, 2001 whereby BreconRidge agreed to manufacture certain products for Mitel and to provide repair and related services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. Pursuant to an amendment dated February 27, 2003, the initial term of the agreement was extended to December 31, 2007, and will automatically renew thereafter for additional consecutive one-year periods.
      The supply agreement with BreconRidge does not contain any minimum purchase requirements. Under the terms of the supply agreement, Mitel is not obligated to purchase products from BreconRidge in any specific quantity, unless and until a binding purchase order has been issued. Mitel may be obligated to purchase certain excess inventory levels from BreconRidge that could result from Mitel’s actual sales varying from forecast. However, BreconRidge is required to purchase Mitel’s raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2005, and the Transition Period, Mitel purchased $94.2 million and $1.8 million respectively of products and services and sold $0.9 million and $0.1 million respectively of raw material inventory under this agreement. As at the end of Fiscal 2005 and the end of the Transition Period, balances payable pursuant to this agreement amounted to $17.1 million and $15.4 million respectively and balances receivable pursuant to this agreement amounted to $1.6 million and $1.7 million respectively.
      Pursuant to the terms of the supply agreement, Mitel is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized by Mitel as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2005 and the Transition Period, manufacturing tools purchased from BreconRidge amounted to $0.2 million and $nil respectively.
      BreconRidge is prohibited from discontinuing its manufacture of any products or from refusing for any reason other than an event of force majeure or in the event of an uncured default to manufacture and supply the products to Mitel. The agreement may be terminated by either party at any time following the expiration of the initial term on not less than 180 days prior notice or in the event of an uncured material breach by or change in control of the other party.
      Please see Part I, Item 4.B “Business Overview”, Item 5 “Operating and Financial Review and Prospects”, Item 5.A “Operating Results”, and Item 5.B “Liquidity and Capital Resources”, and Item 10.C “Material Contracts” to this annual report for further information concerning the manufacturing supply relationship between Mitel and BreconRidge.
                  Management Services:  On August 31, 2001, Mitel also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements (described below), as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2005 and the Transition Period Mitel provided services valued at $1.0 million and $nil and respectively under these agreements. As at the end of Fiscal 2005, and the end of the Transition Period, there was no receivable balance outstanding pursuant to these agreements.

Leased Property:
      As described at Part I, Item 4.D “Property, Plant and Equipment” and Item 10.C “Material Contracts” to this annual report, the Ottawa headquarters facilities are leased from MRPC, a company controlled by Dr. Matthews, under terms and conditions reflecting prevailing market conditions for a period of 10 years, expiring on February 15, 2011.

Agreement with March Networks:
      As described and defined in Part I, Item 10.C “Material Contracts” to this annual report, Mitel and March Networks previously shared common costs incurred in the performance of certain joint development activities under the Strategic Alliance Agreement. During the Transition Period and Fiscal 2005, Mitel purchased $nil and $0.4 million respectively of products and services from March Networks and had an insignificant balance payable recorded in the due to related parties pursuant to this agreement at the end of the Transition Period and Fiscal 2005. This agreement has since expired and has not been renewed.

Other Transactions:
      Mitel has entered into technology licensing and distribution agreements with companies related to Dr. Matthews under terms reflecting prevailing market conditions, including, NewHeights Software Corporation (“NewHeights”), Encore Networks, Inc. (“Encore”), Natural Convergence Inc. (“NCI”), MKC

Corporation (“MKC”), Wesley Clover International Corporation (“WCIC”), Ubiquity Software Corporation (“Ubiquity”) and Bridgewater Systems Corporation (“Bridgewater”). These companies develop technology that Mitel integrates with, distributes and/or sells alone or as part of its own products.
      With respect to the above noted companies: NewHeights (a corporation controlled by Owen Matthews, who is related to Dr. Matthews) may be deemed a related party because Dr. Matthews indirectly owns an 8.3% (approximate) interest in that company; Encore may be deemed to be a related party because Dr. Matthews directly or indirectly owns a 90% (approximate) interest in that company; MKC may be deemed to be a related party because Dr. Matthews directly or indirectly owns an 80% (approximate) interest in that company; NCI may be deemed to be a related party because Dr. Matthews directly or indirectly owns a 12% (approximate) interest in that company; WCIC may be deemed to be a related party because Dr. Matthews directly or indirectly owns a 100% (approximate) interest in that company; Ubiquity may be deemed to be a related party because Dr. Matthews directly or indirectly owns an 8% (approximate) interest in that company; and Bridgewater may be deemed to be a related party because Dr. Matthews directly or indirectly owns an 18% (approximate) interest in that company.
      In the normal course of business, Mitel enters into purchase and sale transactions with other companies related to Dr. Matthews under terms reflecting prevailing market conditions.
      By way of private letter agreements between Mr. Paul Butcher, President and Chief Operating Officer of Mitel, Mr. Donald Smith, CEO of Mitel, and Dr. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher and Mr. Smith options to purchase common shares of Mitel owned by Wesley Clover. Proceeds of the exercise of any such options will be payable by Mr. Smith and Mr. Butcher to Wesley Clover. Such options have vested. A similar, oral agreement was entered into between Mr. Peter Charbonneau and Dr. Matthews on February 16, 2001. As of September 30, 2005, none of these vested options had been exercised.
      Sir David Rowe-Beddoe, a director of the Company, provided advisory services to the, Company until September 2004, for which he received compensation. During Fiscal 2005 (to September 2004), Mitel paid $54,347 to Sir David Rowe-Beddoe as compensation for advisory services provided.

C.	Interests of Experts and Counsel
      Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
      Mitel’s Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Part II, Item 18 “Financial Information” to this annual report.

Legal Proceedings
      In October 2003, Mitel was served with a summons and complaint in a class action lawsuit brought forward by former employees of the Company. The complaint alleged liabilities for pay in lieu of termination notice and temporary reduction in hours and pension contributions. In October 2004, the Company reached an agreement with the complaintants whereby the complaint was settled. The terms of the settlement agreement are reflected in confidential minutes of settlement filed with and subject to a confidentiality order of the Superior Court of Ontario, Canada.
      Mitel is also party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of Mitel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of Mitel or the consolidated results of operations.

Dividend Policy
      Mitel has not declared or paid any cash dividends on its common shares or the Preferred Shares. The Company and its subsidiaries are also subject to certain restrictions in respect of the declaration and payment of dividends. In respect of the Company the restrictions are contained in the Company’s articles of incorporation, and in respect of both the Company and its subsidiaries, contained in the Shareholders Agreement and the Convertible Notes (both of which are described and defined at Part I, Item 10.C “Material Contracts” to this annual report. Mitel currently intends to retain any future earnings for use in the operation and expansion of its business. Mitel does not anticipate paying any cash dividends on its common shares or the Preferred Shares in the foreseeable future.

B.	Significant Changes
      Other than as set forth in Part I, Item 4.A “History and Development of Mitel” and Item 10.C “Material Contracts” (in connection with the sale of Edict and the Caldicot Property) to this annual report no significant change has occurred since the date of the audited consolidated financial statements included in Part II, Item 18 “Financial Statements” to this annual report

Item 9.	The Offer and Listing

A.	Offer and Listing Details
      The common shares and Preferred Shares of Mitel are not listed for trading on any stock exchange or any other regulated market and, under Mitel’s articles, are subject to restrictions on transfer. Most of the common shares have not and none of the Preferred Shares have been registered under the Securities Act, as amended, or any state securities laws, the securities laws of Canada or any province of Canada, or the securities laws of any other country or governmental subdivision of any such country. The terms of Mitel’s articles of incorporation also prohibit any transfer of shares without consent of the Company’s Board of Directors. Therefore, there are significant restrictions on the resale of Mitel’s shares. Please also see Part I, Item 3.D “Risk Factors” and Item 10.B “Memorandum and Articles of Incorporation” to this annual report for further information concerning Mitel common shares and Preferred Shares, including share transfer restrictions.

B.	Plan of distribution
      Not applicable.

C.	Markets
      The common shares and Preferred Shares of Mitel are not listed for trading on any United States, Canadian or other stock exchange, and there are currently no plans to list these shares on any stock exchange, and there is no guarantee that any such listing will be completed in the future. There is no market through which Mitel’s common shares, Series A Shares and Series B Shares may be sold or resold. The terms of Mitel’s articles of incorporation also prohibit any transfer of shares without the consent of Mitel’s Board of Directors and transfer of the shares may be subject to additional restrictions under applicable securities law. Please also see Part I, Item 3.D “Risk Factors” and Item 10.B “Memorandum and Articles of Incorporation” of this annual report for further information concerning Mitel common shares and Preferred Shares, including share transfer restrictions.

D.	Selling shareholders
      Not applicable.

E.	Dilution
      Not applicable.

F.	Expenses of the issue
      Not applicable.

Item 10.	Additional Information

A.	Share Capital
      Not applicable.

B.	Memorandum and Articles of Incorporation
      Mitel is incorporated under the CBCA under company number 385460-4. The date of incorporation is January 12, 2001.
      In June 2004, the Board of Directors of Mitel approved the repeal of the Company’s former general operating by-laws and adopted By-law No. 1A, a new by-law relating generally to the transactions of the business and affairs of the Company.
      On July 15, 2004, at a meeting of the shareholders, the shareholders of Mitel ratified the repeal of the previous general operating by-laws and the adoption of By-law No. 1A.
      Mitel’s certificate and articles of incorporation do not contain any limitations on Mitel’s objects or purposes. The following is a summary of certain provisions of Mitel’s certificate and articles of incorporation:

Meetings of Shareholders:
      Subject to the CBCA, the annual meeting of shareholders of Mitel is held on such day and at such time in each year as the board, or the chairperson of the board, or the vice-chairperson of the board, or the president in the absence of the chairperson or vice-chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Pursuant to subsections 133(b) and 155(1) of the CBCA, Mitel must hold the annual meeting of its shareholders at least once every year and not later than fifteen months after the preceding ordinary general meeting. Mitel must place before the shareholders at every annual meeting comparative financial statements for the immediately preceding financial year along with the report of the auditor.
      In accordance with subsection 143 of the CBCA the holders of not less than five percent of the issued and outstanding shares of Mitel that carry the rights to vote may requisition the directors (by sending the requisition to each director and to the registered office) of Mitel to call a meeting of shareholders for the purposes stated in the requisition. Upon the requisition of shareholders, the directors shall proceed to convene the meeting or meetings to be held in the manner set forth in the by-laws of Mitel or the CBCA, as applicable. The requisition shall state the business to be transacted at the meeting.
      Subject to the CBCA, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of Mitel. If a meeting of shareholders is adjourned for less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.
      A quorum of shareholders is present at a meeting of shareholders of Mitel if the holders of 20% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons.
      Section 137 of the CBCA prescribes the method under which proposals may be made by shareholders entitled to vote. The shareholder must submit to the Company a notice of any matter that the person proposes to raise at the meeting. The Company shall set out the proposal in the management proxy circular and the proposing shareholder may request to include a supporting statement. If the Company does not include the proposal in the management proxy circular, it must send a notice of refusal to the proposing shareholder including the reasons why the proposal will not be included. Either the shareholder and/or the Company may apply to the courts claiming aggrievance.

Directors:
      At least 25% of the directors of Mitel must be resident Canadians. However, if the Company has less than four directors, at least one director must be a resident Canadian. The Board of Directors shall manage or supervise the management of the business and affairs of Mitel. Section 122 of the CBCA states that every director and officer of the Company shall act honestly and in good faith with a view to the best interests of the Company and to exercise care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to its by-laws and articles, the directors of Mitel may fix the remuneration of the directors of Mitel.
      No director or officer shall be liable for: (a) the acts, receipts, neglects or defaults of any other director, officer, employee or agent of Mitel or any other person; (b) any loss, damage or expense happening to Mitel through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of Mitel, or for the insufficiency or deficiency of any security in or upon which any of the moneys of Mitel shall be loaned out or invested; (c) any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or Company, including any person, firm or Company with whom any moneys, securities or other assets belonging to Mitel shall be lodged or deposited; (d) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to Mitel; (e) any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director’s or officer’s respective office or in relation thereto, relieve a director or officer from the duty to act in accordance with the CBCA or relieve such director or officer from liability for a breach of the CBCA.
      Mitel shall indemnify a director or officer of the Company, a former director or officer of the Company or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding (a “proceeding”) in which the individual is involved because of that association with the Company or other entity. The Company may not indemnify an individual in connection with the previous sentence unless the individual: (a) acted honestly and in good faith with a view to the best interests of the Company or other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request, as the case may be; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.
      A director or officer of Mitel who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Company, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Company shall disclose the nature and extent of his/her interest at the time and in the manner provided in the CBCA. Except as provided in the CBCA, no such director of the Company shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between the Company and one or more of its directors or officers, or between the Company and another person of which a director or officer of the Company is a director or officer in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the CBCA and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Company at the time it was approved.

Capital Stock:
      Pursuant to its articles of incorporation, as amended, Mitel’s authorized capital consists of an unlimited number of common shares without par value, and, as described below, an unlimited number of Class A Convertible Preferred Shares (or “Series A Shares”, as they are referred to in this annual report), issuable in series, and an unlimited number of Class B Convertible Preferred Shares (or “Series B Shares”, as they are referred to in this annual report), issuable in series. Each common share ranks equally as to dividends, voting rights and as to the distribution of assets on winding-up for liquidation. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.
      The articles also provide that no shares of Mitel may be transferred without the consent of the directors of Mitel evidenced by a resolution passed by them and recorded in the books of Mitel.
      By-law No. 1A provides that, subject to the CBCA and the Company’s articles, shares may be issued at such times and to such persons and for such consideration as the directors may determine.
      The rights, privileges, restrictions and conditions attaching to the Class A Convertible Preferred Shares and the Class B Convertible Preferred Shares are set out in the Articles of Amendment dated April 22, 2004, and attached as Exhibit 1.2 previously filed as part of the Company’s annual report for Fiscal 2004.
      The rights, privileges, restrictions and conditions attached to the Series A Shares and the Series B Shares are set out in the Articles of Amendment dated April 23, 2004 and attached as Exhibit 1.3 previously filed as part of the Company’s annual report for Fiscal 2004.
      The following summarizes the key rights, privileges, restrictions and conditions attached to the Series A Shares and Series B Shares:

Series A Shares:
      (a) Liquidation Preference — Upon the occurrence of a liquidation, dissolution or winding-up of the Company, or a “change of control” of the Company (as defined in the Series A Share provisions), holders of Series A Shares will be entitled to receive from the Company, in preference to any distribution to holders of Series B Shares (or any other series of Class B Convertible Preferred Shares) or common shares, an amount, in respect of each Series A Share, equal to the original issue price of CAD$1.00 per share plus any declared but unpaid dividends on such share (the “Series A Liquidation Preference”), subject to customary adjustments. After payment (whether in cash or other consideration) of the Series A Liquidation Preference, and payment (whether in cash or other consideration) of the Series B Liquidation Preference as described below, the holders of the Series A Shares are entitled to receive the amount (the “Series A Participation Amount”) resulting from the remaining assets of the Company available for distribution to the shareholders of the Company rateably on an as-if-converted to common shares basis.
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
      In addition, if the conversion occurs after two years from the original issuance date of the Series A Shares, holders of Series A Shares will also receive, in respect of each Series A Share, an additional number of common shares (the “Additional Common Shares”) equal to the original issue price (as adjusted) of the Series A Shares, divided by the fair market value of a Common Share at the time of such conversion. Further, in the event of a conversion in connection with an initial public offering that does not meet certain pre-conditions within the first two years from the original issuance date, holders of Series A Shares shall also be entitled to receive certain additional common shares, determined, with respect to each Series A Share so converted by a fraction, where the numerator is the difference between two times the issue price less the greater of (i) the issue price and (ii) the IPO offering price, and the denominator is the IPO offering price.
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
      The following summary of Mitel’s material agreements, which agreements are filed as exhibits to this annual report, does not purport to be complete and are subject to, and qualified in its entirety by reference to, all the provisions of those agreements.

Sale of Caldicot Property:
      a) Sale and Lease-Back of Caldicot Property between MNL and Hitchens.
      On August 31, 2005, MNL entered into a Contract for the Sale of Freehold Land and Building Subject to Leases and the Leaseback of Part of Building (the “Caldicot Property Sale Agreement”) with Robert Hitchens Limited (“Hitchens”), a development corporation, whereby Hitchens purchased the Caldicot Property for £7,082,000. Under the terms of the Caldicot Sale Agreement, MNL will lease back from Hitchens approximately 46,000 square feet of the Caldicot Property for a term of 15 years at an annual base rent of £407,000. On the tenth anniversary of the lease term MNL may, at its option and without penalty, elect to terminate the lease. The lease term will not commence until certain leasehold improvements have been completed by Hitchens on behalf of MNL. Leasehold improvements are expected to be completed by the end of December 2005. In the interim period, MNL currently occupies approximately 30,000 square feet of the Caldicot Property as licensee of Hitchens at a license fee of £22,500 per month (£270,000 annualized).

Senior Secured Convertible Notes:
      a) Securities Purchase Agreement, Senior Secured Convertible Notes, and Warrants, between Mitel and the Convertible Noteholders.
      On April 27, 2005, Mitel completed a convertible debt financing transaction (the “Convertible Debt Financing”), in accordance with the terms and conditions of the Securities Purchase Agreement entered into between Mitel and Highbridge International LLC (“Highbridge”), Lakeshore International Ltd. (“Lakeshore”), Marathon Special Opportunity Master Fund, Ltd. (“Marathon”), and Fore Convertible Master Fund, Ltd. (the “Fore”) (the “Convertible Noteholders”, each a “Convertible Noteholder”) and pursuant to which Mitel issued and sold to the Convertible Noteholders, the Convertible Notes for gross aggregate proceeds of $55.0 million, and warrants to purchase up to, in the aggregate, 16.5 million common shares of the Company (the “Convertible Noteholder Warrants”) as follows:
      Convertible Notes: Each of the Convertible Notes has been issued and sold to the Convertible Noteholders on identical terms and conditions, although the principal amount of each Convertible Note may vary between Convertible Noteholders. The Convertible Notes mature on April 28, 2010 (the “Maturity Date”) and accrue interest, payable semi-annually in arrears, (a) prior to the consummation of a Qualified IPO as described in the Convertible Notes at LIBOR plus 5%, and (b) following consummation of a Qualified IPO, at LIBOR plus 2.5%, and (c) on or after the 30 month anniversary of the issuance date of the Convertible Notes if a Qualified IPO has not been consummated, at LIBOR plus 10%.
      Each Convertible Noteholder is entitled to convert any portion of the balance of the principal and accrued interest outstanding on its Convertible Note into common shares of the Company, with the number of common shares to be received determined by dividing the outstanding principal and accrued interest owing on the Convertible Note(s) by a conversion price, calculated as follows (subject to appropriate adjustments): (a) on the consummation of a Qualified IPO, calculated on the basis of a formula that is 110% of the lower of (i) the price per common share in a Qualified IPO, and (ii) the higher of (A) the average 10 day trading price of the Company’s common shares on the NYSE or Nasdaq National Market immediately following the date of expiry of any lock-up restrictions entered into by a Convertible Noteholder in connection with a Qualified IPO, and (B) 80% of the price per common share in a Qualified IPO; and (b) in connection with certain fundamental changes to the Company’s business, including a sale of all or substantially all of the assets of the Company, and prior to the consummation of a Qualified IPO calculated on the basis of $1.50 per common share.
      In the event of an uncured default under the Convertible Notes, the Convertible Noteholders have the right to accelerate and require the Company to redeem all or any portion of the Convertible Notes at a price equal to the principal plus accrued interest of the Convertible Notes then outstanding. It will be an event of default under the Convertible Notes if the Company repurchases or redeems any shares of the Company for an aggregate repurchase or redemption price that exceeds the lesser of $5.0 million and Company cumulative retained earnings. In the event that either of Zarlink, PTIC or Edgestone exercise their respective put rights under the Shareholders Agreement the value of which exceeds the foregoing, Mitel will be in default under the terms of the Convertible Notes which may trigger the Convertible Noteholder’s redemption rights.
      In the event of a Fundamental Change (as defined in the Convertible Notes) that occurs prior to the Maturity Date, each Convertible Noteholder shall have the option to either convert all or a portion of its Convertible Note into common shares of the Company or obligate the Company to repurchase all or a portion of the Convertible Note principal and accrued interest. In the event of conversion, each Convertible Noteholder shall receive the number of common shares determined by dividing the outstanding principal and accrued interest owing on the Convertible Note(s) by a conversion price, calculated as follows (subject to appropriate adjustments):

•	On the consummation of a Qualified IPO, calculated on the basis of a formula that is 110% of the lower of (a) the price per common share in the Qualified IPO, and (b) the higher of (i) the average 10 day trading price of the Company’s common shares on the NYSE or Nasdaq National Market immediately following the date of expiry of any lock-up restrictions entered into by a Convertible Noteholder in connection with the Qualified IPO, and (ii) 80% of the price per common share in the Qualified IPO.

•	In connection with a Fundamental Change and prior to the consummation of a Qualified IPO calculated on the basis of $1.50 per common share.
      In addition, each Convertible Noteholder so converting shall be entitled to receive a “Make Whole Premium” in the form of additional common shares. The Make-Whole Premium is based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs prior to or after a Qualified IPO. In the event of a repurchase of all or a portion of the Convertible Note(s), the repurchase price is determined as follows:

•	125% of the principal of the Convertible Notes to be repurchased plus accrued interest, for any Fundamental Change that occurs during the 18 months after the issuance date of the Convertible Notes but prior to the consummation of a Qualified IPO.

•	120% of the principal of the Convertible Notes to be repurchased plus accrued interest, for any Fundamental Change occurring following the 18 months after issuance date of the Convertible Notes but prior to the consummation of a Qualified IPO.

•	100% of the principal of the Convertible Notes to be repurchased plus accrued interest, for any Fundamental Change occurring following the consummation of a Qualified IPO.
      Convertible Noteholder Warrants: The Convertible Noteholder Warrants have an exercise price (subject to appropriate adjustments) (a) prior to the last day of the first 10 trading days following the date of expiry of any lock-up restrictions entered into by a Convertible Noteholder in connection with a Qualified IPO, $1.50 per common share, and (b) thereafter, the lower of (i) $1.50 per common share and (ii) the average closing price for the 10 day trading price immediately following the date of expiry of such lock-up restrictions which shall be no less than the greater of (A) $1.29 per common share, and (B) 80% of the price per common share in the Qualified IPO. Each of the Convertible Noteholder Warrants has been issued and sold to the Convertible Noteholders on identical terms and conditions, although the number of warrants granted may vary between Convertible Noteholders.
      Please refer to Part I, Item 3.D “Risk Factors” to this annual report for further information concerning the Convertible Notes and the Convertible Noteholder Warrants.
      b) Registration Rights Agreement between Mitel and the Convertible Noteholders.
      In connection with the Convertible Debt Financing, Mitel also entered into a registration rights agreement (the “Convertible Noteholder RRA”) with the Convertible Noteholders dated April 27, 2005. Pursuant to the Convertible Noteholder RRA, Mitel covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held (after conversion) by the Convertible Noteholders under the applicable securities laws of the United States and/or Canada.
      c) Pledge, Security and Guarantee Agreements.
      The Convertible Notes, and Mitel’s performance under them are, subject to certain exceptions, secured by a security interest over the assets of Mitel and certain stock and assets of certain of the Company’s subsidiaries, namely Mitel Networks Holdings Limited, MNL, MNI, Mitel Networks Overseas Limited, as evidenced by certain pledge agreements, security agreements, guarantees, debentures and other related security documents provided by such entities in favor of the Convertible Noteholders (collectively, the

“Convertible Noteholder Security”). The Convertible Noteholder Security terminates (and is discharged) upon the consummation of a Qualified IPO.

Edgestone Financing:
      a) Subscription Agreement between Mitel and EdgeStone.
      On April 23, 2004, Mitel Networks completed an equity financing transaction (the “Equity Financing”), in accordance with the terms and conditions of the Class A Convertible Preferred Share Subscription Agreement (the “Subscription Agreement”) entered into between Mitel and EdgeStone, pursuant to which Mitel:

•	Issued and sold to Edgestone 20,000,000 Series A Shares at a purchase price of CAD$1.00 per share.

•	Issued and sold to Edgestone, for the aggregate price of CAD$1.00, a warrant (the “Series 1 Warrant”) to purchase up to 5,000,000 common shares at an exercise price of CAD$1.25 per share.

•	Issued and sold to Edgestone, for the aggregate price of CAD$1.00, a warrant (the “Series 2 Warrant”) to purchase certain common shares (the “Series 2 Warrant Shares”), in order to provide certain anti-dilution protection to the holder of the Series 2 Warrant upon the occurrence of certain events relating to the exercise of put rights under the Shareholders Agreement. Upon the exercise of certain of such put rights whereby Mitel is required to repurchase a certain number of common shares and Preferred Shares (the “Repurchased Securities”), the Series 2 Warrant will be exercisable for a number of common shares, determined by multiplying the Series 2 Warrant holder’s proportionate share of the then outstanding common shares of the Company by the number of shares determined in accordance with the following formula: by dividing (a) the amount by which the aggregate purchase price of the Repurchased Securities exceeds the greater of (i) the fair market value of the Repurchased Securities or (ii) the number of Repurchased Securities multiplied by CAD$1.00; by (b) the then applicable fair market value of a common share.

•	Granted to EdgeStone or its permitted assignees an option (the “EdgeStone Purchase Option”), exercisable at any time until August 31, 2004 (which was subsequently extended to December 14, 2004), to purchase up to an additional 5,000,000 Series A Shares (the “Purchase Option Shares”) at a price of CAD$1.00 per share and otherwise in accordance with the Subscription Agreement. The Edgestone Purchase Warrant expired without having been exercised, on December 14, 2004.
      Please see Part I, Item 3.D “Risk Factors” and Item 5.F “Tabular Disclosure of Contractual Obligations” to this annual report for further information concerning the Equity Financing.
      In connection with the Equity Financing, certain previously issued and outstanding securities of Mitel were exchanged for or converted into Series B Shares, as follows:

•	20,448,875 common shares held by Wesley Clover, which had been issued by Mitel Networks in October 2003 upon the conversion of certain promissory notes previously issued by Mitel in favor of Wesley Clover, were exchanged on a one-to-two basis for an aggregate of 40,897,750 Series B Shares;

•	4,000,000 common shares held by PTIC were exchanged on a one-to-four basis for 16,000,000 Series B Shares; and

•	5,445,775 common shares, issued in October 2003 upon the conversion of mandatory convertible debentures previously issued by Mitel in favor of certain existing investors, were exchanged on a one-to-two basis for 10,163,238 Series B Shares.
      Please see Part I, Item 5.F “Tabular Disclosure of Contractual Obligations” and Item 7.B “Related Party Transactions” to this annual report for further information concerning the exchange for or conversion of Mitel securities into Series B Shares.

      b) Shareholders Agreement between Mitel, Mitel Systems Corporation (now Wesley Clover), Zarlink , PTIC, Dr. Matthews, Mitel Knowledge, WCC (now Wesley Clover) and EdgeStone.
      Mitel, Wesley Clover, Zarlink and PTIC were parties to an amended and restated shareholder agreement dated August 31, 2001. Each of the parties subsequently entered into a Waiver and Termination Agreement dated April 23, 2004 thereby terminating such amended and restated shareholders agreement. On April 23, 2004, in connection with the Financing, Mitel, Wesley Clover, Zarlink, PTIC, Dr. Matthews, Mitel Knowledge and EdgeStone entered into a new shareholders agreement (the “Shareholders Agreement”). CTJC, in purchasing all of the common shares of Mitel held by Mitel Knowledge, is now a party to the Shareholders Agreement. In disposing its interest in Mitel, Mitel Knowledge is no longer a party to the Shareholders Agreement. The Shareholders Agreement contains provisions relating to the entitlement of EdgeStone to appoint two directors to the Board of Directors of the Company, the obligation to obtain Edgestone approval in connection with certain matters (including but not limited to changes to the Company’s by-laws or articles of incorporation and material changes to the business of the Company) and various other provisions respecting the management of Mitel and dealings with the securities of Mitel held by the shareholders which are parties to the Shareholders Agreement. Certain parties to the Shareholders Agreement, namely, Wesley Clover and CTJC, are corporations controlled directly or indirectly by Dr. Matthews.
      The Shareholders Agreement also contains put rights in favor of certain of the shareholders, as follows:

•	If Mitel has not completed an initial public offering by September 1, 2006, Zarlink shall have the right, exercisable for 90 days after September 1, 2006, to require Mitel to repurchase all or any portion of the 10,000,000 common shares held by Zarlink (subject to appropriate adjustment for events such as stock splits) at a purchase price of CAD$2.85 per share.

•	If Mitel has not completed an initial public offering by September 1, 2006, PTIC shall have the right, exercisable for 90 days after September 1, 2006, to require Mitel to repurchase all or any portion of the 16,000,000 Series B Shares (subject to appropriate adjustment for events such as stock splits) held by it on the date of the Shareholders Agreement (or the common shares issued on the conversion thereof). The purchase price shall be with respect to each Series B Shares, CAD$1.00 per share (subject to appropriate adjustments) and, with respect to each common share issued on the conversion of a Series B Share, equal to CAD$1.00 divided by the number of common shares issued upon conversion of such Series B Share, in either case together with an amount equal to the interest on the aggregate amount payable for such shares at a rate of 7% per annum commencing August 31, 2001 and compounded semi-annually.

•	If either of Zarlink or PTIC exercises its put rights as described above, EdgeStone shall also have the right to require the Company to repurchase all but not less than all of the Series A Shares then held by EdgeStone, for a purchase price equal to the sum of (i) CAD$1.00 per share (subject to appropriate adjustment for events such as stock splits) plus an amount equal to any declared but unpaid dividends on such shares; plus (ii) the issuance of that number of common shares equal to the number of common shares then issuable on the conversion of the Series A Shares then held by EdgeStone. Following the purchase of such Series A Shares from EdgeStone by Mitel upon the exercise of such put rights by EdgeStone, EdgeStone shall also have the right, upon certain sale events or after five years plus one day after the date of the Financing, to require the Company to repurchase all or any of its common shares or convertible securities then held, for a purchase price based on the then fair market value of such securities.

•	Where EdgeStone and one or more of the other shareholders exercises their put rights, EdgeStone shall have priority, such that the Company will be required to repurchase all of EdgeStone’s securities which are the subject of the exercise of its put right, before any payments are made to Zarlink and/or PTIC. Thereafter, where both Zarlink and PTIC have exercised their put rights, their put rights shall rank pari passu.
      Please see Part I, Item 3.D “Risk Factors” and Item 5.F “Tabular Disclosure of Contractual Obligations” to this annual report for further information concerning the Equity Financing and the Shareholders Agreement.

      c) Registration Rights Agreement between Mitel Systems (now Wesley Clover), Zarlink, PTIC, Mitel Knowledge, WCC (now Wesley Clover) and EdgeStone (the “Edgestone RRA”).
      In connection with the Financing, Mitel also entered into the Edgestone RRA with Wesley Clover, Zarlink, PTIC, Mitel Knowledge and EdgeStone dated April 23, 2004. CTJC, in purchasing all of the common shares of Mitel held by Mitel Knowledge, is now a party to the Registration Rights Agreement. In disposing of its interest in Mitel, Mitel Knowledge is no longer a party to the Edgestone RRA. Pursuant to the Edgestone RRA, Mitel covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United States and/or Canada.

Securitization Facility:
      a) Receivables Purchase Agreement (“RPA”) between Mitel, MNI and MNSI (now merged with MNI) and The Canada Trust Company.
      Mitel, MNI and MNSI entered into the RPA with The Canada Trust Company (the “Purchaser”) with an effective date of April 16, 2004, whereby certain qualifying non-interest bearing trade receivables in Canada and the United States were purchased from the Mitel, MNI and MNSI by the Purchaser and transferred to a securitization trust. As at December 1, 2004, the Company was not in compliance with certain financial covenants required under the terms of the RPA and ceased to sell receivables into the facility.
      Please see Part I, Item 3.D “Risk Factors” and Item 5.E “Off-Balance Sheet Arrangement” to this annual report for further information concerning the RPA.

Banking and Credit Facilities:
      a) Amended and Restated Loan Agreement between Mitel, the Lenders from time to time and the Bank of Montreal as Administrative Agent, as amended (the BMO Credit Facility).
      The BMO Credit Facility was originally entered into on April 21, 2004, as amended, with the Bank of Montreal (“BMO”), whereby a revolving credit facility of $20.2 million (CAD$25 million) was made available to Mitel upon and subject to the terms and conditions therein set forth. On April 27, 2005, Mitel repaid in full the outstanding balance owing on the BMO Credit Facility and pursuant to a Termination, Release and Discharge dated April 27, 2005, with exception of certain outstanding letters of credit secured through a Cash Collateral Security Agreement dated April 27, 2005 between BMO and Mitel, all of BMO’s underlying security against the Company along with all supporting subsidiary security and guarantees, including the guarantee of Dr. Matthews, were terminated and discharged.
      Please see Part I, Item 5.B “Liquidity and Capital Resources” and Item 5.F “Tabular Disclosure of Contractual Obligations” of this annual report for further information concerning the BMO Credit Facility.
      b) Loan Agreement with EDC.
      MNL, a wholly-owned subsidiary of Mitel, entered into a loan agreement dated March 4, 2003 with EDC in the amount of £4.1 million that was subject to a borrowing base. The facility bore interest at LIBOR plus 3.5%. The facility was secured by a general assignment of Mitel’s accounts receivable and a general security interest in the remaining assets of Mitel and its two U.S. wholly-owned subsidiaries, each of which was a guarantor. EDC also held £683,470 in cash collateral to support the loan. The loan facility contained certain restrictions and financial covenants. The remaining balance outstanding on the loan £4,117,590.23 (including accrued interest) was repaid to EDC in full on April 19, 2004, and on April 19, 2004 £703,229.77, being cash collateral (including accrued interest) held by EDC was repaid to Mitel in full and certain underlying security and guarantees in connection with the credit facility were discharged.
      c) Barclay Mortgage and Credit Loan Facilities.
      MNL has entered into a number of mortgage and credit loan facilities with Barclay’s, certain of which were repaid in full and terminated during Fiscal 2005, and a number remain active.

      Please see Part I, Item 5.B “Liquidity and Capital Resources”, under the sub-heading “Borrowings”, for further information concerning the Barclay mortgage and credit loan facilities, including details of the nature of each facility, including those facilities that were repaid and terminated in Fiscal 2005.

Agreements with BreconRidge:
      a) Manufacturing Supply Agreement with BreconRidge.
      On August 31, 2001 Mitel and two of its wholly-owned subsidiaries entered into a supply agreement with BreconRidge, under which BreconRidge supplies certain products and services to Mitel. Pursuant to an amendment dated February 27, 2003, the initial term of the agreement was extended to December 31, 2007, and will be automatically renewed thereafter for additional one-year periods unless terminated. Either party has the right to terminate the agreement by giving prior written notice of one hundred and eighty (180) days at any time during a renewal term, or to give notice of its intent not to renew no less than one hundred and eighty (180) days prior to the expiration of a renewal term.
      Please see Part I, Item 4.B “Business Overview”, Item 5 “Operating and Financial Review and Prospects”, Item 5.A “Operating Results”, Item 5.B “Liquidity and Capital Resources”, and Item 7.B “Related Party Transactions” to this annual report for further information concerning the manufacturing supply relationship between Mitel and BreconRidge.
      b) Sublease Agreement between Mitel and BreconRidge.
      On August 31, 2001 Mitel entered into a sublease agreement to lease to BreconRidge certain of its Ottawa manufacturing and office facility totaling 158,780 square feet. The term of the agreement is five years expiring on August 31, 2006. BreconRidge has the option to extend the sublease for an additional five years. The annual base rent is CAD$1,573,020. The sublease agreement was amended on May 31, 2002 to include additional space of 4,026 square feet thereby increasing the annual base rent to CAD$1,625,358.
      Please see Part I, Item 4.D “Property, Plant and Equipment” and Item 7.B “Related Party Transactions” to this annual report for further information concerning the sublease between Mitel and BreconRidge.
      c) Lease Agreement between MNL and the U.K. subsidiary of BreconRidge.
      On September 14, 2001, MNL entered into a lease agreement with the U.K. subsidiary of BreconRidge for 94,161 square feet (8,751 square meters) of office and manufacturing space located at the Caldicot Property. The term of the lease was fifteen years expiring on August 30, 2016 with cancellation options on the fifth and tenth years available to Mitel and BreconRidge. The annual base rent was £517,884. On August 31, 2005, this lease was assigned to Hitchens in connection with the sale of the Caldicot Property.
      Please see Part I, Item 4.D “Property, Plant and Equipment” and Item 7.B “Related Party Transactions” of this annual report for further information concerning the sublease between MNL and BreconRidge.

Agreements with Other Affiliates of Dr. Matthews:
      a) Lease Agreement between Mitel and MRPC.
      On March 27, 2001, Mitel and MRPC, a company controlled by Dr. Matthews, entered into a lease agreement pursuant to which Mitel leases its headquarter facilities located in Ottawa, Ontario totaling 512,391 square feet. The initial term of the lease is ten years expiring on February 15, 2011. The terms of the lease reflect current market conditions. Annual base rent is CAD$13.00 per square foot for office space and CAD$9.00 per square foot for non-office space. Mitel is responsible for the payment of operating costs in addition to the base rent.
      Please see Part I, Item 4.D “Property, Plant and Equipment” and Item 7.B “Related Party Transactions” of this annual report for further information concerning the lease between Mitel and MRPC.
      b) Alliance Agreement between Mitel, March Networks, MNL and Mitel International Limited, subsidiaries of Mitel.

      The agreement was effective September 21, 2001 with an initial term of two years. The agreement provided for joint development of new projects to be determined by the parties, and marketing of each of Mitel’s and March Networks’ IP Communications based products and services. The Alliance Agreement expired on September 21, 2005, and has not been renewed.

Agreements with Zarlink:
      a) Amended Supply Agreement between Mitel and Zarlink.
      Mitel entered into a non-exclusive supply agreement dated February 16, 2001, as amended, with Zarlink pursuant to which Zarlink supplies semiconductor components to Mitel. The initial term of the agreement is ten years with subsequent automatic annual renewals.
      Zarlink is obligated to place all of its know how, improvements and new technology with respect to the manufacture of hybrid devices and IP Communications products in escrow. The escrowed materials are to be released in the event of bankruptcy, receivership, issuance of a last-time buy notification, discontinuance of manufacture, transfer of the hybrid or IP Communications business in whole or in part to another party (if the party fails to assume the obligations of Zarlink with respect to the hybrid or IP Communications products), or a material breach of the agreement by Zarlink that adversely affects the continuing supply of products which remains uncured 30 days after written notification of the breach.
      Under the terms of the supply agreement, Zarlink has granted to Mitel a license in the Zarlink intellectual property, Zarlink improvements, and Zarlink developed new technology relating to the supplied components. Mitel has the right to grant sublicenses only to semiconductor second source suppliers for hybrid and semiconductor components to be used in specified Mitel products and IP Communications products, to the extent that Zarlink intellectual property has been incorporated into the components and used by Mitel.
      b) Lease Between MNL and Zarlink Semiconductor Limited, a subsidiary of Zarlink.
      MNL, a wholly-owned subsidiary of Mitel Networks, entered into a lease agreement dated February 2, 2001 with a wholly-owned subsidiary of Zarlink, pursuant to which the subsidiary leased 49,500 square feet at MNL’s premises at the Caldicot Property, on terms reflecting prevailing market conditions. The term of the lease was five years. The base rent was £272,250 per annum. On August 31, 2005, this lease was assigned in connection with the sale of the Caldicot Property to Hitchens.
      Please see Part I, Item 4.D “Property, Plant and Equipment” of this annual report for further information concerning the sublease between MNL and Zarlink.
      c) Intellectual Property License Agreement between Zarlink and Mitel.
      On February 16, 2001, Mitel and Zarlink entered into an Intellectual Property License Agreement dated February 16, 2001, as amended, pursuant to which Zarlink licensed to Mitel the intellectual property retained by Zarlink. Under the agreement, Zarlink granted to Mitel a non-personal, limited, assignable, royalty free, perpetual, non-exclusive worldwide license for the licensed intellectual property to make, use, develop, offer for sale, or otherwise exploit the licensed products. Zarlink is precluded from assigning any of the licensed intellectual property in whole or in part, or from granting a security interest therein, to any party engaged in the sale of products or services that are competitive with Mitel. Mitel is authorized to grant sublicenses of the intellectual property to permit it to carry on its business, except that it cannot sublicense the licensed intellectual property to allow the manufacturing of semiconductors other than for use in its business.
      The term of the license is for the entire term of the property rights under which the licenses are granted. If Zarlink is wound up or otherwise ceases its operations, ceases to carry on business, or takes any material steps with regard to bankruptcy proceedings, then all right, title and interest in and to the licensed intellectual property shall be deemed to be transferred over to Mitel.

      d) Non-Competition and Non-Solicitation Agreement between Zarlink and its subsidiaries, Mitel Systems (now Wesley Clover), Mitel and its subsidiaries, MRPC, Mitel Knowledge and Dr. Matthews dated February 16, 2001.
      The Non-Competition and Non-Solicitation Agreement provides that (a) Zarlink, on behalf of itself and its subsidiaries, will not, for a period of five years carry on or be associated with any undertaking which is competitive with Mitel, except that Zarlink (and its subsidiaries) may hold securities in a competitive business provided such securities do not exceed 5% of the outstanding equity securities of such company; and (b) Mitel will not, for a period of five years, grant or permit in any manner any firm to compete with the semiconductor business of Zarlink, or permit any party to use any of Zarlink’s licensed intellectual property except as permitted under the Intellectual Property License Agreement between Zarlink and Mitel dated February 16, 2001. The foregoing restriction does not preclude Mitel from investing in a corporation, firm or entity which competes with Zarlink or any entity within Zarlink’s semiconductor group provided that such interest does not exceed 33% of the outstanding voting equity and provided that no use of licensed intellectual property is granted other than as is permitted pursuant to the Intellectual Property License Agreement.

Agreements with Key Employees:
      a) Amended and Restated Employment Agreement between Mitel and Paul Butcher.
      Effective as of February 16, 2001, Mitel executed an Amended and Restated Employment Agreement with Paul Butcher pursuant to which Mr. Butcher was employed as President and Chief Operating Officer of Mitel, reporting to the CEO. The agreement is for an indefinite term, subject to termination in accordance with its terms. In addition to a base salary, car allowance, stock options and senior management benefits and perquisites, Mr. Butcher is entitled to receive a bonus payment on each anniversary of his February 16th start date provided that specific objectives, to be defined by Mitel, are met. The agreement details the compensation that Mr. Butcher would receive were his employment to terminate under various circumstances, and contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property.
      By way of a private letter agreement between Mr. Butcher and Dr. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Butcher options to purchase common shares in Mitel from the holdings of Wesley Clover. Such options vested in 25% increments on the first, second, third and fourth anniversaries of Mr. Butcher’s February 16, 2001 start date.
      b) Amended and Restated Employment Agreement between Mitel and Donald Smith.
      Effective as of April 17, 2001, Mitel executed an Amended and Restated Employment Agreement with Donald Smith pursuant to which Mr. Smith was employed as CEO of Mitel, reporting to the Chairman of the Board of Directors of Mitel. The agreement is for an indefinite term, subject to termination in accordance with its terms. In addition to a base salary, car allowance, stock options and senior management benefits and perquisites, Mr. Smith is entitled to receive an annual bonus payment in an amount determined by the Compensation Committee of Mitel’s Board of Directors. The agreement details the compensation that Mr. Smith would receive were his employment to terminate under various circumstances, and contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property.
      By way of a private letter agreement between Mr. Smith and Dr. Matthews dated March 1, 2002, Dr. Matthews granted to Mr. Smith options to purchase common shares in Mitel from the holdings of Wesley Clover. Such options vested in 25% increments on the first, second, third and fourth anniversaries of Mr. Smith’s April 2, 2001 start date.

Agreements with Others:
      a) Derivative contract between Mitel and JPMorgan Chase Bank, N.A.
      Mitel has entered into a derivative contract with JPMorgan Chase Bank, N.A., in order to limit the impact of changes in LIBOR on interest expense related to the Convertible Notes for the period commencing November 1, 2005 to November 1, 2007. The Master Agreement is dated September 25, 2005. The derivative contract, based on $55 million, effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%

      b) Union Agreement between MNI and the IBEW.
      MNI has negotiated a national union contract with the IBEW which assures Mitel of obtaining the services of its unionized field technician employees in the U.S. and includes a provision which precludes the employees from going on strike. The terms and conditions of the contract are typical in the industry. The current contract expires after September 30, 2007, with options to renew for additional one-year periods.
      c) Integrated Communications Solutions R&D Project Agreement between Mitel, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada.
      On October 10, 2002, Mitel, March Networks and Mitel Knowledge signed an agreement with the Government of Canada (the “TPC Agreement”) that provides for financing, through the Technology Partnerships Canada program, of up to CAD$60 million for certain March Networks and Mitel’s R&D activities over a three year period. Each party is severally liable for its portion of the R&D work described in the TPC Agreement. The TPC Agreement contains certain restrictions on the exploitation outside of Canada of the intellectual property developed through the project. In exchange for the financing received by Mitel under the TPC Agreement, Mitel is required, as of September 30th in each of 2002, 2003, 2004 and 2005, to issue warrants to Her Majesty the Queen in Right of Canada. The warrants are exercisable on a one-for-one basis for common shares for no additional consideration. The number of warrants to be issued is equal to the amount of contributions paid to Mitel under the TPC Agreement in the immediately preceding 12-month period, divided by the fair market value of Mitel’s common shares as of the applicable date.
      The original expiry date of the TPC Agreement was extended by the parties, from September 30, 2004 to March 31, 2005, by an Amendment Agreement entered into between the parties dated April 27, 2004. The TPC Agreement expired, at the end of its term, on March 31, 2005.
      Please see Part I, Item 5.B “Liquidity and Capital Resources” to this annual report for further information concerning the TPC Agreement.
      d) Agreement between Mr. Peter Charbonneau and Dr. Matthews.
      By way of an oral agreement between Mr. Peter Charbonneau and Dr. Matthews on February 16, 2001, Dr. Matthews granted to Mr. Charbonneau options to purchase common shares in Mitel from the holdings of Wesley Clover. Such options have vested.

D.	Exchange Controls
      There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of Mitel’s common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention (the “Treaty”). See Part I. Item 10.E “Taxation” to this annual report for additional information concerning tax matters.
      There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote Mitel’s common shares. There are also no such limitations imposed by the articles of incorporation with respect to Mitel’s common shares. There are, however, certain requirements on the acquisition of control of Mitel’s securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

E.	Taxation
      The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Mitel and no opinion or representation with respect to the Canadian or United States federal, state, provincial, local or other income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of Mitel should consult their own tax advisors about the federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of common shares of Mitel.
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
      The summary applies to beneficial owners of common shares who, for the purposes of the Income Tax Act, are residents of the United States and are not resident in Canada, and who hold common shares of Mitel as capital property.

Dividends:
      The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as Mitel) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.
      Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and capital gains realized by non-residents of Canada who are residents of the United States are subject to the Treaty.
      Article X of the Treaty provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting shares of the corporation paying the dividend shall not exceed 5% of the dividend or deemed dividend, and in any other case, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.

Disposition of Shares:
      The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” Common shares of Mitel are considered to be “taxable Canadian property” as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Mitel. Article XIII of the Treaty provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.
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
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of Mitel who holds such shares as capital assets for tax purposes. This discussion does not address all potentially relevant U.S. federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

U.S. Holder:
      As used herein, a “U.S. Holder” includes a holder of common shares of Mitel who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any United States entity which is taxable as a corporation for United States tax purposes, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, or shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation. Moreover, a U.S. Holder does not include a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Mitel, a person that holds common shares as part of a straddle or a hedging or conversion transaction, or a person whose functional currency is not the U.S. dollar.

Dividends:
      Except as otherwise discussed below under “Passive Foreign Investment Company Considerations”, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Mitel are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Mitel has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/ U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the preferential tax rate applicable to “qualified dividends”, as described below. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Any Canadian tax withheld from a dividend distribution may be credited, subject to certain limitations, against the U.S. Holder’s United States federal tax liability. See “Foreign Tax Credit”. To the extent that distributions exceed current or accumulated earnings and profits of Mitel, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains recognized before January 1, 2009 are applicable to a non-corporate U.S. Holder. Moreover, “qualified dividends” received by non-corporate U.S. Holders, during tax years beginning before January 1, 2009, from any “qualified foreign corporation” are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A “qualified foreign corporation” generally includes a corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States. However, a “qualified foreign corporation” excludes a foreign corporation that is a passive foreign investment company for the year the dividend is paid or the previous year. Mitel believes that it should be treated as a “qualified foreign corporation”. There are currently no preferential tax rates for a U.S. Holder that is a corporation.

      In addition, dividends paid on common shares of Mitel will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit:
      Subject to certain limitations, the Canadian tax withheld in accordance with the Treaty and paid over to Canada will be creditable against a U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to “qualified dividends” that are subject to the preferential tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability.
      Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income, for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Disposition of Shares:
      Except as otherwise discussed below under “Passive Foreign Investment Company Considerations”, a gain or loss realized on a sale of common shares will generally be a capital gain or loss, and will be long-term capital gain or loss if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the U.S. dollar value of the amount realized on the sale and (ii) his or its tax basis, determined in U.S. dollars, in the common shares. Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2009 will generally be taxed at a preferential rate where the property is held for more than one year. Deductions of capital losses are subject to significant limitations. Any gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations:
      Mitel does not believe that it will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes in its current taxable year. However, this conclusion is based in part on Mitel’s assessment of the value of certain assets, including goodwill. The value of Mitel’s assets can fluctuate, and it is possible that such fluctuations in value could cause Mitel to be characterized as a PFIC, since PFIC status is a factual determination that is made annually based on the composition of Mitel’s income and assets. If Mitel were to be treated as a PFIC, gain realized by a U.S. Holder on the sale or other disposition of its common shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as realizing such gain and certain “excess distributions” ratably over its holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Holder’s common shares will be treated as stock in a PFIC if Mitel was a PFIC at any time during such U.S. Holder’s holding period in its common shares. Dividends that a U.S. Holder receives from Mitel will not be eligible for the preferential tax rates applicable to “qualified dividends” if Mitel is treated as a PFIC with respect to a U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The special tax rules described above will not apply to you if you elect to have Mitel treated as a “qualified electing fund” (a “QEF election”) and we provide certain required information to you. U.S. Holders should be aware, however, that if Mitel becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make a QEF election effective. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Mitel.

F.	Dividends and Paying Agents
      Not applicable.

G.	Statement by Experts
      Not applicable.
H.     Documents on Display
      Mitel is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of Mitel’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F. Street N.E. Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
      Mitel is not required to file reports and other information with any securities commissions in Canada.
      As a foreign private issuer, Mitel is exempt from the rules under the United States Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Mitel has included in this annual report certain information disclosed in its proxy statement prepared under applicable Canadian law.
      Mitel will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Mitel at the following address: Mitel Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number: 613-592-2122.
I.     Subsidiary Information
      Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
      Market risk represents the potential risk of loss in the future earnings of Mitel due to adverse changes in financial markets. Mitel is exposed to market risk from changes in its common share price, foreign exchange rates and interest rates. Inflation has not had a significant impact on Mitel’s results of operations.

Equity Price Risk:
      As described in Part I, Item 4.A “History and Development of Mitel” and Item 10.C “Material Contracts” of this annual report, and in the notes to the consolidated financial statements contained in Part II, Item 18 “Financial Statements” to this annual report, during Fiscal 2004 Mitel issued convertible, redeemable Preferred Shares of the Company which are redeemable at the holder’s option. The redemption price, other than on the exercise of put rights, is equal to a cash payment of CAD$1.00 per preferred share, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Preferred Shares are convertible. The redemption feature that is indexed to the common share price of the Company, which is recorded as a derivative instrument in the financial statements, will be marked to market in each reporting period, with changes in fair value recorded in the consolidated statement of operations. As at the end of Fiscal 2005, a hypothetical 73% increase in the common share price of Mitel, which is based on the historical one year volatility of the Company during Fiscal 2004, would increase net loss by $27 million while a 73% decrease in the common share price would decrease net loss by an equivalent amount (April 25, 2004 — $21 million).

      As described in Part I, Item 6.B. “Compensation” to this annual report on December 9, 2004 the Company adopted a DSU Plan for executives. Under the DSU Plan, when a participant ceases to be an executive of the Company, the DSU Plan Participant shall receive a cash amount equal to the number of DSUs in his or her account multiplied by the weighted average trading price of the common shares of the Company on the TSX on the five (5) trading days immediately preceding the date the DSU Plan Participant ceases to be an executive of the Company, or on a later date selected by the DSU Plan Participant, which shall in any event be a date prior to the end of the following calendar year. The obligation to pay the cash amount that is indexed to the weighted average trading price of the common shares and recorded as a liability in the financial statements, will be marked to market in each reporting period, with changes in the obligation recorded in the consolidated statement of operations. As at the end of Fiscal 2005, a hypothetical 73% increase in the common share price of Mitel, which is based on the historical one year volatility of the Company during Fiscal 2004, would increase net loss by $0.4 million, while a 73% decrease in the common share price would decrease net loss by an equivalent amount (April 25, 2004 — not applicable).

Foreign Currency Risk:
      To manage its foreign currency risk, Mitel uses certain derivative financial instruments, including foreign exchange forward contracts and foreign exchange swap contracts from time to time, that have been authorized pursuant to policies and procedures approved by the Board of Directors. Mitel does not hold or issue financial instruments for trading or speculative purposes. Mitel currently uses foreign currency forward and swap contracts to reduce the exposure to foreign currency risk. The most significant foreign exchange exposures for Mitel relate to the U.S. dollar, U.K. pound sterling and the Euro. Mitel recorded an unrealized gain of $0.2 million as at the end of the Transition Period and $0.0 as at the end of Fiscal 2005. (Fiscal 2004 — $0.2 million) on its forward contracts. The unrealized gains and losses are calculated as the difference between the actual contract rates and the applicable current market rates that would be used to terminate the forward contracts on the last day of applicable fiscal period, if it became necessary to unwind these contracts. Additional potential losses in the net fair value of these contracts, assuming a 5% appreciation in the Canadian dollar against all currencies, as at the end of Fiscal 2005, would have been immaterial (Fiscal 2004 — immaterial). Management believes that the established hedges are effective against its foreign currency denominated assets and liabilities, and that potential future losses from these hedges being marked to market would be largely offset by gains on the underlying hedged positions.

Interest Rate Risk:
      In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than three months. Due to the short-term maturity of its investments, Mitel is not subject to significant interest rate risk.
      Mitel is exposed to interest rate risk on the Convertible Notes which bear interest based on LIBOR. Each adverse change in the LIBOR rate of 100 basis points would result in an additional $557,639 in interest expense per year. In September 2005, Mitel entered into a derivative contract with JPMorgan Chase Bank, N.A., in order to limit the impact of change in LIBOR on interest expense related to the Convertible Notes for the period commencing November 1, 2005 to November 1, 2007. The derivative contract, based on $55 million, effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%.
      Mitel is exposed to interest rate risk on its variable interest rate borrowings under certain credit and loan facilities. Based on projected advances under the credit and loan facilities, adverse changes in interest rates of 100 basis points and 200 basis points would not have a material adverse effect on Mitel Network’s financial position or result of operations. The interest rates on Mitel’s obligations under capital leases and mortgage loans are fixed and therefore not subject to interest rate risk.
      The estimated potential losses discussed previously assume the occurrence of certain adverse market conditions. They do not consider the potential effect of favorable changes in market factors and do not represent projected losses in fair value that Mitel expects to incur. Any future financial impact would be based on actual developments in global financial markets. Management does not foresee any significant changes in the strategies used to manage interest and foreign exchange rate risks in the near future.

Item 12.	Description of Securities Other than Equity Securities
      Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      Not applicable.

Item 15.	Controls and Procedures
      Mitel Network’s management carried out an evaluation, with the participation of the CEO and CFO, of the effectiveness of Mitel’s disclosure controls and procedures as of April 24, 2005 and April 30, 2005. Based upon that evaluation, Mitel’s CEO and CFO concluded that Mitel’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Mitel in reports that it files or submits under the United States Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the United States Securities and Exchange Commission.
      There has not been any change in Mitel’s internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Exchange Act that occurred during the fiscal year ended April 24, 2005 and the Transition Period that has materially affected, or is reasonably likely to materially affect, Mitel’s internal control over financial reporting.
Item 16.     [Reserved]

A.	Audit Committee Financial Expert
      Mitel’s Board of Directors has determined that Peter Charbonneau, chair of the audit committee of the Board of Directors, is an audit committee financial expert as defined by the SEC, and is independent as defined in the listing standards of the New York Stock Exchange.

B.	Code of Ethics
      Mitel has adopted a code of ethics that applies to all of its employees, including its CEO, CFO and Controller. Mitel will provide without charge to each person, on the written or oral request of such person, a copy of such code of ethics. Requests for such copies should be directed to Mitel at the following address: Mitel Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number: 613-592-2122. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics.

C.	Principal Accountant and Fees
      Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to Mitel by Deloitte & Touche LLP during Fiscal 2005 and Fiscal 2004 amounted to the following:

	Fiscal 2005	Fiscal 2004
	$	$

Audit Fees	323,907	268,429
Audit-Related Fees	71,637	116,819
Tax Fees	107,407	112,590
All Other Fees	8,129	45,804

Total	511,080	543,642

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

D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following chart sets forth the number of Mitel common shares repurchased and the average price paid by the Company for those shares, broken out on a month to month basis during Fiscal 2005, the Transition Period, and up to and including September 30, 2005. Repurchases during this period were largely made in connection with the forgiveness of certain outstanding share purchase loans of employees who are no longer employed by the Company (largely due to cost reduction programs).

	(a) Total			(c) Total Number	(d) Maximum Number (or
	Number	(b) Average		of Shares (or Units)	Approximate Dollar Value) of
	of Shares	Price Paid		Purchased as Part of	Shares (or Units) that may
	(or Units)	per Share		Publicly Announced	yet be Purchased Under the
Period	Purchased	(or Units)		Plans or Programs	Plans or Programs

May 1 to May 31, 2004	—		—	—	—
June 1 to June 30, 2004	—		—	—	—
July 1 to July 31, 2004	—		—	—	—
August 1 to August 31, 2004	—		—	—	—
September 1 to September 30, 2004	347	CAD$	4.00	—	—
October 1 to October 31, 2004	—		—	—	—
November 1 to November 30, 2004	—		—	—	—
December 1 to December 31, 2004	77	CAD$	4.00	—	—
January 1 to January 31, 2005	—		—	—	—

	(a) Total			(c) Total Number	(d) Maximum Number (or
	Number	(b) Average		of Shares (or Units)	Approximate Dollar Value) of
	of Shares	Price Paid		Purchased as Part of	Shares (or Units) that may
	(or Units)	per Share		Publicly Announced	yet be Purchased Under the
Period	Purchased	(or Units)		Plans or Programs	Plans or Programs

February 1 to February 29, 2005	—		—	—	—
March 1 to March 31, 2005	8,970	CAD$	4.00	—	—
	269	CAD$	1.00
April 1 to April 30, 2005	—		—	—	—
May 1 to May 31, 2005	17,398	CAD$	4.00	—	—
	1,995	CAD$	1.00
June 1 to June 30, 2005	5,823	CAD$	1.00	—	—
July 1 to July 31, 2005	423	CAD$	1.00	—	—
August 1 to August 31, 2005	—		—	—	—
September 1 to September 30, 2005	6,415	CAD$	4.00	—	—
TOTAL	41,717
PART III

Item 17.	Financial Statements
      Not applicable, as Mitel has elected to provide financial statements pursuant to Part III, Item 18. “Financial Statements” to this annual report.

Item 18.	Financial Statements
      Mitel’s consolidated financial statements commence on page F-1 of this annual report. These financial statements are expressed in United States dollars and were prepared in accordance with U.S. GAAP.

Item 19.	Exhibits
      1. Articles of Incorporation and bylaws as currently in effect:

1.1	Articles of Incorporation and amendments thereto prior to April 22, 2004****
1.2	Articles of Amendment, dated April 22, 2004****
1.3	Articles of Amendment, dated April 23, 2004****
1.4	Bylaws****
      2. Instruments defining the rights of holders of equity securities being registered:

2.1	See Articles of Incorporation described above in Exhibit 1.1, Articles of Amendment dated April 22, 2004 described above in Exhibit 1.2, and Articles of Amendment dated April 23, 2004 described above in Exhibit 1.3
2.2	Specimen Common Share certificate*
2.3	Specimen Series A Share certificate****
2.4	Specimen Series B Share certificate****
2.5	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005††
2.6	Form of Note (see Exhibit 2.5 above)
2.7	General Security Agreement between Mitel and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005
2.8	Guaranty and Security Agreement between MNI and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005††
2.9	Pledge Agreement between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005
2.10	Charge Over Book Debts and Cash at Bank between MNL and Highbridge (as trustee for itself and other Secured Parties), dated April 27, 2005††
2.11	Guarantee and Indemnity between MNL and Highbridge (in its capacity as Collateral Agent on behalf of the Noteholders), dated April 27, 2005
2.12	Mortgage Debenture between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005
2.13	Guarantee and Security Agreement between MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005
2.14	Deed of Guarantee and Subordination between MNIL, MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005
2.15	Deed of Guarantee and Subordination between MNIL, MNOL and BNY, dated July 15, 2005
2.16	Intellectual Property Security Agreement between Mitel and BNY, effective from April 27, 2005
      4. Material contracts:

4.1	Cap/ Floor Collar Transaction Agreement between Mitel and JPMorgan Chase Bank N.A., dated October 3, 2005
4.2	ISDA Master Agreement between Mitel and JPMorgan Chase Bank N.A., dated September 25, 2005
4.3	Contract for the Sale of Freehold Land and Building Subject to Leases and the Leaseback of Part of Building between MNL and Hitchens, effective August 31, 2005
4.4	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005 (see Exhibit 2.5 above) ††
4.5	Form of Note (see Exhibit 2.5 above)
4.6	Form of Warrant (see Exhibit 2.5 above)

4.7	Registration Rights Agreement between Mitel and the Noteholders, dated April 27, 2005.
4.8	General Security Agreement between Mitel and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (see Exhibit 2.7 above)
4.9	Guaranty and Security Agreement between MNI and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (see Exhibit 2.8 above)††
4.10	Pledge Agreement between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (see Exhibit 2.9 above)
4.11	Charge Over Book Debts and Cash at Bank between MNL and Highbridge (as trustee for itself and other Secured Parties), dated April 27, 2005 (see Exhibit 2.10 above)††
4.12	Guarantee and Indemnity between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (see Exhibit 2.11 above)
4.13	Mortgage Debenture between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (see Exhibit 2.12 above)
4.14	Guarantee and Security Agreement between MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005 (see Exhibit 2.13 above)
4.15	Deed of Guarantee and Subordination between MNIL, MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005 (see Exhibit 2.14 above)
4.16	Deed of Guarantee and Subordination between MNIL, MNOL and BNY, dated July 15, 2005 (see Exhibit 2.15 above)
4.17	Intellectual Property Security Agreement between Mitel and BNY, effective from April 27, 2005 (see Exhibit 2.16 above)
4.18	Union Agreement between MNSI (now MNI as a result of the merger of MNI and MNSI) and IBEW, expiring on September 30, 2007††
4.19	Deferred Share Unit Plan (DSU Plan) for Executives, effective December 9, 2004
4.20	Shareholders Agreement between Mitel, Mitel Knowledge, PTIC, Zarlink, Mitel Systems (now Wesley Clover), WCC (now Wesley Clover), EdgeStone, and Dr. Matthews, dated April 23, 2004**
4.21	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004††**
4.22	Registration Rights Agreement between Mitel, Mitel Knowledge, PTIC, Zarlink, EdgeStone, Mitel Systems (now Wesley Clover) and WCC (now Wesley Clover), dated April 23, 2004**
4.23	Receivables Purchase Agreement between Mitel, MNI and MNSI, and The Canada Trust Company, effective date of April 16, 2004††****
4.24	Amended and Restated Credit Agreement between Mitel, the Lenders from time to time and Bank of Montreal as Administrative Agent, dated April 21, 2004††, as amended July 24, 2004 ****, as further amended February 7, 2005
4.25	Loan Agreement between MNL and Export Development Canada, dated March 4, 2003, as amended***
4.26	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC, dated October 22, 2001*
4.27	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC, dated April 25, 2003***
4.28	Real Property Loan Facility between MNL and Barclays Bank PLC dated December 13, 2001, secured by a legal charge, dated January 24, 2002*

4.29	Business Overdraft and Ancillary Facility Agreement between MNL and Barclays Bank PLC, dated August 30, 2002***
4.30	Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated August 30, 2001, and related amendment, dated February 27, 2003.*†
4.31	Amendment to the Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries, dated February 27, 2003***
4.32	Sublease Agreement between Mitel and BreconRidge dated August 31, 2001 and First Amendment of Sublease Agreement between Mitel and BreconRidge, dated May 31, 2002*†
4.33	Supply Agreement between Mitel and Zarlink (formerly Mitel Corporation) dated February 16, 2001 and related amendment, dated October 24, 2001*†, amended by Amending Agreement, dated April 23, 2004****
4.34	Intellectual Property License Agreement between Mitel and Zarlink (formerly Mitel Corporation), dated February 16, 2001*†
4.35	Amendment to the Intellectual Property License Agreement between Mitel and Zarlink, dated October 24, 2001*
4.36	Non Competition and Non Solicitation Agreement between Zarlink (formerly Mitel Corporation), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor Inc., 3755461 Canada Inc. (now Wesley Clover), Mitel and MRPC, dated February 16, 2001*
4.37	Lease Agreement between Mitel and MRPC, dated March 27, 2001*
4.38	Strategic Alliance Agreement between Mitel and March Networks, dated September 21, 2001*, as amended September 20, 2003 ****, and September 20, 2004
4.39	Amended and Restated Employment Contract between Mitel and Donald Smith, dated April 17, 2001*†
4.40	Amended and Restated Employment Contract between Mitel and Paul Butcher, dated February 16, 2001*†
4.41	Integrated Communications Solutions R&D Project Agreement between Mitel, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada, dated October 10, 2002*†, as amended on March 27, 2003*, May 2, 2004††, September 16, 2004††, June 27, 2005, and October 3, 2005††, respectively
8.1	Subsidiaries of Mitel Corporation
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to the Registration Statement on Form 20-F, as amended (File No. 0-49984) of Mitel and incorporated herein by reference.

**	Filed on May 3, 2004 as an exhibit to a Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

***	Filed as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 27, 2003 and incorporated herein by reference.

****	Filed as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 25, 2004, and incorporated herein by reference.

†	Portions of this document have been granted “Confidential Treatment” by the Secretary of the Securities and Exchange Commission.

††	Portions of this document are subject to a pending Confidential Treatment Request filed with the Secretary of the Securities and Exchange Commission.

Index to Financial Statements
Mitel Audited Consolidated Financial Statements for the Transition Period, Fiscal 2005, and Fiscal 2004:

Independent Auditors’ Report — Deloitte & Touche LLP	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Shareholders’ Equity	F-5
Consolidated Statement of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Financial Statement Schedules:
(Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)
Schedule II — Valuation of Qualifying Accounts	F-51

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITEL NETWORKS CORPORATION

/s/ Donald W. Smith

Name: Donald W. Smith

Title:	Chief Executive Officer
Date: October 21, 2005

MITEL NETWORKS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)
FOR THE SIX DAY PERIOD ENDED APRIL 30, 2005, and the FISCAL YEARS ENDED APRIL 24, 2005 and April 25, 2004
(Audited)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Mitel Networks Corporation:
We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2005, April 24, 2005 and April 25, 2004 and the related consolidated statements of operations, shareholders’ deficiency and cash flows for each of the years in the three year period ended April 24, 2005 and six day period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2005, April 24, 2005 and April 25, 2004, and the results of their operations and cash flows for each of the years in the three year period ended April 24, 2005 and six day period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Ottawa, Canada	Deloitte & Touche LLP
June 14, 2005, except for Note 31, which is at October 14, 2005	Independent Registered Chartered Accountants

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2005	April 24, 2005	April 25, 2004

ASSETS
Current assets:
Cash and cash equivalents	$46.6	$9.7	$26.7
Restricted cash	1.0	—	0.9
Accounts receivable (net of allowance of $3.0, $3.0, and $2.7, respectively)	66.9	71.1	76.5
Due from related parties	0.7	0.7	0.3
Inventories	17.4	17.1	14.5
Deferred tax asset	—	—	1.5
Income tax receivable	1.4	1.4	—
Other receivables	12.7	12.3	8.3
Prepaid expenses and other assets	15.7	14.9	13.0

	162.4	127.2	141.7
Long-term receivables	0.4	0.4	0.3
Property and equipment	20.6	20.9	20.3
Goodwill	6.0	6.2	5.6
Intangible and other assets	5.9	1.9	1.5

	$195.3	$156.6	$169.4

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Bank indebtedness	$1.2	$15.8	$7.1
Accounts payable and accrued liabilities	55.8	53.6	46.0
Income and other taxes payable	2.2	2.2	5.3
Deferred revenue	25.9	25.5	27.0
Due to related parties	14.0	15.9	13.7
Current portion of long-term debt	2.8	2.8	4.1

	101.9	115.8	103.2
Long-term debt	11.8	11.8	10.8
Long-term portion of lease termination obligations	8.3	8.4	4.7
Convertible notes	46.6	—	—
Derivative instruments	37.4	38.0	29.2
Pension liability	25.1	25.4	24.8

	231.1	199.4	172.7

Commitments and contingencies
Redeemable common shares, without par value: 10,000,000 shares authorized; issued and outstanding at April 30, 2005, April 24, 2005 and April 25, 2004	18.2	18.2	17.8
Convertible, redeemable preferred shares, without par value — unlimited shares authorized; issued and outstanding: Series A: 20,000,000 shares at April 30, 2005, April 24, 2005 and April 25, 2004; Series B: 67,789,300, 67,789,300 and 67,060,988 shares at April 30, 2005, April 24, 2005 and April 25, 2004, respectively	39.1	39.0	33.5

	57.3	57.2	51.3

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized:
107,149,933, 107,149,933 and 101,782,757 Issued and outstanding as of April 30, 2005, April 24, 2005 and April 25, 2004, respectively	187.6	187.6	184.8
Warrants	47.9	40.2	29.8
Deferred stock-based compensation	(0.4)	(0.4)	(0.2)
Accumulated deficit	(304.0)	(302.3)	(247.1)
Accumulated other comprehensive loss	(24.2)	(25.1)	(21.9)

	(93.1)	(100.0)	(54.6)

	$195.3	$156.6	$169.4

APPROVED BY THE BOARD
, Director
, Director
(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

		Years Ended
	Six Days Ended
	April 30, 2005	April 24, 2005	April 25, 2004	April 27, 2003

Revenues:
Products	$1.8	$232.5	$230.9	$256.8
Services	1.4	109.7	109.8	95.4

	3.2	342.2	340.7	352.2

Cost of revenues:
Products	1.7	152.4	147.6	167.1
Services	0.7	60.8	55.3	58.3

	2.4	213.2	202.9	225.4

Gross margin	0.8	129.0	137.8	126.8

Expenses:
Selling, general and administrative	1.8	114.9	111.4	114.9
Research and development	0.7	41.4	36.2	41.2
Special charges	—	10.6	11.7	13.7
Loss on sale of manufacturing operations	—	3.4	0.6	—
Amortization of acquired intangibles	—	—	0.2	29.1

	2.5	170.3	160.1	198.9

Operating loss	(1.7)	(41.3)	(22.3)	(72.1)
Interest expense	—	(2.6)	(4.3)	(4.2)
Mark to market adjustment on derivatives	(0.1)	(5.3)	—	—
Beneficial conversion feature on convertible debentures	—	—	(3.1)	—
Other income (expense), net	0.2	0.4	(0.6)	3.3

Loss before income taxes	(1.6)	(48.8)	(30.3)	(73.0)
Current income tax expense (recovery)	—	0.8	2.0	(2.9)
Deferred income tax recovery	—	—	(1.7)	—

Net loss	$(1.6)	$(49.6)	$(30.6)	$(70.1)

Net loss per common share:
Basic and diluted	$(0.02)	$(0.49)	$(0.26)	$(0.63)

Weighted-average number of common shares outstanding
Basic and diluted	113,847,268	113,792,829	127,831,211	113,109,751

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
(in millions of US dollars, except share amounts)

						Accumulated	Total
	Common Shares			Deferred		Other	Shareholders’
				Stock-based	Accumulated	Comprehensive	Equity
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	(Deficiency)

Balances at April 28, 2002	96,924,924	$167.5	$—	$(0.5)	$(147.0)	$(0.3)	$19.7

Common shares issued:
Acquisition of intellectual property from related party	4,555,169	14.8	—	—	—	—	14.8
Professional services received	10,487	0.1	—	—	—	—	0.1
Exercise of stock options	3,966	—	—	—	—	—	—
Common share issue costs	—	(0.4)	—	—	—	—	(0.4)
Share purchase loan repayments	—	1.7	—	—	—	—	1.7
Shares repurchased	(94,333)	(0.3)	—	—	—	—	(0.3)
Accretion of interest on redeemable shares	—	—	—	—	(1.1)	—	(1.1)
Stock-based dividends	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	0.1	—	—	0.1
Issuance of warrants	—	—	17.6	—	—	—	17.6

	101,400,213	183.4	17.6	(0.4)	(148.1)	(0.3)	52.2

Net loss					(70.1)		(70.1)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(2.6)	(2.6)
Minimum pension liability adjustments	—	—	—	—	—	(16.5)	(16.5)

Comprehensive loss	—	—	—	—	(70.1)	(19.1)	(89.2)

Balances at April 27, 2003	101,400,213	$183.4	$17.6	$(0.4)	$(218.2)	$(19.4)	$(37.0)

Common shares issued:
Conversion of convertible debentures	5,445,775	8.3	—	—	—	—	8.3
Conversion of related party loans	20,448,875	31.0	—	—	—	—	31.0
Professional services received	33,591	0.1	—	—	—	—	0.1
Exercise of stock options	5,950	—	—	—	—	—	—
Reallocation of share issue costs to convertible, redeemable preferred shares	—	0.3	—	—	—	—	0.3
Exchange of common shares for convertible, redeemable preferred shares	(25,530,494)	(38.7)	—	—	—	—	(38.7)
Share purchase loan repayments	—	0.4	—	—	—	—	0.4
Shares repurchased	(21,153)	(0.1)	—	—	—	—	(0.1)
Beneficial conversion feature on Series A preferred shares	—	—	—	—	1.4	—	1.4
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	—	—	—	(1.4)	—	(1.4)
Stock-based dividends	—	0.1	—	—	(0.1)	—	—
Issuance of warrants	—	—	12.2	—	—	—	12.2
Amortization of deferred stock-based compensation	—	—	—	0.2	—	—	0.2
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(1.3)	—	(1.3)
Beneficial conversion feature on convertible debentures	—	—	—	—	3.1	—	3.1

	101,782,757	184.8	29.8	(0.2)	(216.5)	(19.4)	(21.5)

Net loss	—	—	—	—	(30.6)	—	(30.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(6.0)	(6.0)
Minimum pension liability adjustments	—	—	—	—	—	3.5	3.5

Comprehensive loss	—	—	—	—	(30.6)	(2.5)	(33.1)

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY (continued)
(in millions of US dollars, except share amounts)

						Accumulated	Total
	Common Shares			Deferred		Other	Shareholders’
				Stock-based	Accumulated	Comprehensive	Equity
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	(Deficiency)

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

Common shares issued:
Cash and employee loans	5,601,870	4.6	—	—	—	—	4.6
Professional services received	153,616	0.1	—	—	—	—	0.1
Exchange of common shares for Series B convertible, redeemable preferred shares	(364,156)	(0.5)	—	—	—	—	(0.5)
Common share issue costs	—	(0.3)	—	—	—	—	(0.3)
Share purchase loans	—	(1.3)	—	—	—	—	(1.3)
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(24,154)	—	—	—	—	—	—
Issuance of warrants	—	—	10.4	—	—	—	10.4
Amortization of deferred stock-based compensation	—	—	—	(0.2)	—	—	(0.2)
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(5.6)	—	(5.6)

	107,149,933	187.6	40.2	(0.4)	(252.7)	(21.9)	(47.2)

Net loss	—	—	—	—	(49.6)	—	(49.6)
Other comprehensive income:	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(5.6)	(5.6)
Minimum pension liability adjustments	—	—	—	—	—	2.4	2.4

Comprehensive loss	—	—	—	—	(49.6)	(3.2)	(52.8)

Balances at April 24, 2005	107,149,933	$187.6	$40.2	$(0.4)	$(302.3)	$(25.1)	$(100.0)

Issuance of warrants	—	—	7.7	—	—	—	7.7
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(0.1)	—	(0.1)

	107,149,933	187.6	47.9	(0.4)	(302.4)	(25.1)	(92.4)

Net loss	—	—	—	—	(1.6)	—	(1.6)
Other comprehensive income:	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	0.9	0.9

Comprehensive loss	—	—	—	—	(1.6)	0.9	(0.7)

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$(0.4)	$(304.0)	$(24.2)	$(93.1)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

		Year Ended
	Six Days Ended
	April 30, 2005	April 24, 2005	April 25, 2004	April 27, 2003

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(1.6)	$(49.6)	$(30.6)	$(70.1)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	0.2	8.9	11.8	42.6
Fair value adjustment on derivative instruments	0.1	5.3	—	—
Beneficial conversion feature on convertible debentures	—	—	3.1	—
Stock-based compensation	—	—	0.2	0.2
Increase in deferred income taxes	—	—	(1.5)	—
Change in pension liability	—	0.9	1.6	—
Special charges	—	—	0.3	2.7
Loss on sale of manufacturing operations	—	3.4	0.6	—
Loss on sale of property and equipment	—	—	0.1	0.2
Unrealized foreign exchange gain	(0.9)	(2.0)	(2.9)	(1.4)
Non-cash movements in provisions	—	5.5	5.1	8.9
Change in non-cash operating assets and liabilities, net	1.0	(4.2)	23.0	5.0

Net cash provided by (used in) operating activities	(1.2)	(31.8)	10.8	(11.9)

Investing activities:
Additions to capital and intangible assets	(0.1)	(4.5)	(3.7)	(4.2)
(Increase) decrease in restricted cash	(1.0)	0.9	—	—
Proceeds from repayment of related party notes receivable	—	—	—	5.3
Realized foreign exchange loss on hedging activities	—	(8.4)	(6.7)	(4.2)
Realized foreign exchange gain on hedging activities	—	6.2	4.1	2.9

Net cash used in investing activities	(1.1)	(5.8)	(6.3)	(0.2)

Financing activities:
(Repayment of) proceeds from bank indebtedness	(14.6)	8.9	(19.0)	(10.6)
Debt issue costs	(0.4)	—	—	(0.3)
Proceeds from issuance of convertible notes	54.3	—	—	—
Proceeds from issuance of convertible, redeemable preferred shares	—	—	15.0	—
Proceeds from related party loans payable	—	—	—	23.5
Repayment of related party loans payable	—	—	(1.0)	(3.2)
Repayment of capital lease liabilities	—	(1.2)	(0.8)	(0.6)
Proceeds from long-term debt	—	—	—	1.4
Repayment of long-term debt	—	(3.2)	(4.4)	(3.3)
Proceeds from issuance of warrants	—	12.4	9.8	15.9
Proceeds from issuance of convertible debentures	—	—	—	6.4
Proceeds from issuance of common shares	—	2.4	0.1	—
Proceeds from repayments of employee share purchase loans	—	1.1	0.4	1.7
Share issue costs	—	(0.3)	(2.1)	(0.4)

Net cash provided by (used in) financing activities	39.3	20.1	(2.0)	30.5

Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.5	1.9	0.3

Increase (decrease) in cash and cash equivalents	36.9	(17.0)	4.4	18.7
Cash and cash equivalents, beginning of period	9.7	26.7	22.3	3.6

Cash and cash equivalents, end of period	$46.6	$9.7	$26.7	$22.3

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except share and per share amounts)

1.	NATURE OF OPERATIONS
Mitel Networks Corporation (the “Company”) is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of collaboration, presence, speech recognition, mobility, unified messaging, and customer contact solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, retail, professional services and government segments, principally in the United States (“US”), Europe, Middle East and Africa, Canada, the Asia/ Pacific region and Latin America regions.

2.	BACKGROUND AND BASIS OF PRESENTATION
The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets and subsidiaries of the Communications Systems Division (the “Division”) of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation.

3.	ACCOUNTING POLICIES
These consolidated financial statements have been prepared by the Company in accordance with US generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements.
Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.

a)	Fiscal Year End
On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April, to April 30. The selection of the last Sunday in April as the Company’s fiscal year end typically resulted in a fifty-two week year with four thirteen week quarters. The change in the fiscal year end will allow the Company to better align its reporting results with those of its industry peers. Results for the six-day transition period (“Transition Period”) from April 25, 2005 to April 30, 2005 have been included pursuant to Rule 13a-10 of the Securities Exchange Act of 1934, as amended.

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
Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes, loss contingencies, goodwill impairment, and the valuation of stock options, shares, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

d)	Reporting Currency and Foreign Currency Translation

Reporting Currency
During Fiscal 2004, the Company adopted the US dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented were translated from Canadian dollars to US dollars in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 52, Foreign Currency Translation. Income statement balances were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and shareholders’ deficiency balances were translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing these consolidated financial statements.

Foreign Currency Translation
The financial statements of the parent company and its subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of the Company’s foreign operations are translated from foreign currencies into US dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at weighted-average exchange rates for the period. The resulting unrealized gains or losses are recorded as a component of accumulated other comprehensive income (loss) in shareholders’ deficiency until there is a reduction in the net investment in a foreign operation.
Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any subsidiary, are translated to the local currency at the exchange rates in effect at the balance sheet date, and transactions included in earnings are translated at weighted-average exchange rates during the period. Exchange gains and losses resulting from the translation of these accounts are included in other income (expense), net, in the Consolidated Statements of Operations.

e)	Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.
Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term for contracts that are greater than one year. For contracts where the post contract period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenue is recognized together with the initial licensing fee and the estimated costs are accrued.

Indirect channels
The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.
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
Restricted cash generally represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.

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

i)	Securitizations and Transfers of Financial Instruments
The Company entered into a Receivables Purchase and Sale Agreement on April 16, 2004, whereby non-interest bearing trade receivables are transferred to a securitization trust. These transfers are accounted for as sales when the Company is considered to have surrendered control over the transferred receivables and receives proceeds from the trust, other than a beneficial interest in the assets sold. Losses on these transactions are recognized as other expenses at the date of the receivables sale, and are dependent in part on the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the retained interest, based on their relative fair value at the date of transfer. Fair value is generally estimated based on the present value of expected future cash flows using management’s best estimates of key assumptions such as discount rates, weighted average life of accounts receivable, and credit loss ratios. A servicing liability is recognized on the date of the transfer and amortized to income over the expected life of the transferred receivables. As of April 30, 2005, April 24, 2005 and April 25, 2004, there were no securitized receivables outstanding.

j)	Inventories
Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

k)	Property and Equipment
Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.
Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

l)	Goodwill and Intangible Assets
Intangible assets include patents, trademarks, and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of the balance sheet dates.

m)	Derivative Financial Instruments
The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other income (expense), net, in the Consolidated Statements of Operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.
As explained in Note 21, the Company has issued convertible, redeemable preferred shares to investors. The preferred shares give the investors the right, at any time after five years to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualifies as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
In addition, the make whole premium on the convertible notes and the redemption rights upon a fundamental change as described further in Note 17, qualify as a derivative, which will be marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

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
Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The Company periodically assesses, and adjusts as necessary, the minimum pension liability recorded on the Consolidated Balance Sheet to equal the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets.
The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the company, based upon its long-term plans for such increases.
The company uses a March 31 measurement date for its defined benefit pension plan.

q)	Stock-Based Compensation Plan
The Company has a stock-based compensation plan described in Note 23. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants. Had compensation cost for the Company’s stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following weighted-average assumptions:

		Year Ended
	6 Days Ended
	April 30,	April 24,	April 25,	April 27,
	2005	2005	2004	2003

Net loss available to common shareholders, as reported (Note 23)	$(1.7)	$(55.2)	$(33.4)	$(71.2)
Estimated additional stock-based compensation	—	(1.5)	(1.6)	(2.1)

Pro forma net loss available to common shareholders	(1.7)	(56.7)	(35.0)	(73.3)
Net loss per share, as reported — basic and diluted	$(0.02)	$(0.49)	$(0.26)	$(0.63)
Pro forma net loss per share — basic and diluted	$(0.02)	$(0.50)	$(0.27)	$(0.65)

Risk-free interest rate	3.8%	3.8%	3.7%	4.1%
Dividends	0%	0%	0%	0%
Expected life of the options	5 years	5 years	5 years	5 years
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
Basic earnings (loss) per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares. Diluted earnings (loss) per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

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
The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded in selling, general and administrative expenses. The Company incurred $0.2, $9.4, $8.1 and $7.5 in advertising costs during the Transition Period, Fiscal 2005, 2004 and 2003, respectively.

u)	Product Warranties
The Company’s product warranties are generally for one year but can be extended up to five years. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

v)	Recent Accounting Pronouncements
In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 154 and has not yet fully determined the impact, if any, on the consolidated financial statements.
In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which revises SFAS 123 and supercedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The statement is effective for the Company as of the beginning of the first annual reporting period starting after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 123(R) and has not yet fully determined the impact, if any, on the consolidated financial statements. The stock-based employee compensation expense required to be disclosed under the existing SFAS 123 is disclosed in Note 3 (q).
In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 151 and has not yet fully determined the impact, if any, on the consolidated financial statements.

In September 2004, the EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. EITF 04-8 requires that contingently convertible debt instruments be included in the computation of diluted earnings (loss) per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings (loss) per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact, if any, on the Company’s diluted earnings (loss) per share.
In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for the Company’s classification in the financial statements of instruments that have characteristics of both liabilities and equity. Specifically, mandatorily redeemable financial instruments, which embody an unconditional obligation requiring the issuer to redeem the instrument, are required to be recorded as liabilities in the financial statements. Financial instruments that embody a conditional obligation to redeem the instrument upon an event that is not certain to occur will become mandatorily redeemable, and therefore classified as a liability, if the event occurs, the condition is resolved, or the event becomes certain to occur. The adoption of this standard may affect the classification of the Company’s redeemable common and preferred shares, which are currently classified between the liabilities section and the equity section of the Consolidated Balance Sheet. On adoption of the standards, these instruments will have to be assessed at each reporting date to determine whether redemption of the instruments is no longer conditional. An assessment that redemption of the shares is unconditional will require that the shares be reclassified within liabilities as “Shares Subject to Mandatory Redemption” and related accreted interest recorded as interest expense in the Consolidated Statement of Operations on a prospective basis with no restatement of prior periods presented. Under FSP 150-3, the implementation of SFAS 150 for non-public entities with respect to certain mandatorily redeemable preferred shares has been deferred indefinitely.
In January 2003 the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”. FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns, or both. The consolidation provisions of FIN 46(R) were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of the Company.

4.	RELATED PARTY TRANSACTIONS
Significant related party transactions with companies controlled by or related to the Principal Shareholder, not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations
On August 31, 2001, the Company sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest, for total net consideration of $5.0 in the form of long-term promissory notes receivable of $5.4 and promissory notes payable of $0.4. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred, bore interest at LIBOR rate plus 1.5 percent and were repaid in February 2003. Interest income related to the promissory notes receivable amounted to $0.1 in Fiscal 2003. The promissory notes payable bore interest at

LIBOR rate plus 1.5 percent and were set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with BreconRidge. As a result of the repayment in February 2003, there was no interest expense recorded in the Transition Period, Fiscal 2005 and Fiscal 2004 (Fiscal 2003 — insignificant). During Fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an additional expense of $3.4 (Fiscal 2004 — $0.6), was recorded in the Fiscal 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity.
In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During the Transition Period and Fiscal 2005, the Company purchased $1.8 and $94.2, respectively, of products and services (2004 — $84.9; 2003 — $115.7) and sold $0.1 and $0.9, respectively, of raw material inventory (2004 — $2.7; 2003 — $6.4) under this agreement. As of April 30, 2005 and April 24, 2005, balances payable pursuant to this agreement amounted to $15.4 and $17.1, respectively, (2004 — $15.4) and balances receivable pursuant to this agreement amounted to $1.7 and $1.6, respectively (2004 — $1.7).
Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During the Transition Period and Fiscal 2005, manufacturing tools purchased from BreconRidge amounted to $nil and $0.2, respectively (2004 — $0.1; 2003 — $1.2).
On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During the Transition Period and Fiscal 2005, the Company provided services valued at $nil and $1.0, respectively, under these agreements (2004 — $3.3; 2003 — $4.7).

Leased properties
In March 2001 the Company and Mitel Research Park, a company controlled by the Principal Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.
On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“UK”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006 and the UK lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and BreconRidge.
See Note 18 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2005, April 24, 2005 and April 25, 2004, balances due to the company controlled by the Principal Shareholder and related to the lease agreement were insignificant.

Financing
During Fiscal 2003, the Company borrowed funds to finance its operations from Wesley Clover Corporation, a company controlled by the Principal Shareholder. The loans bore interest at prime and the interest expense incurred on these related party loans amounted to $0.7 and $0.6 in Fiscal 2004 and 2003, respectively.
In October 2003, the entire carrying value of the demand loans of $31.0 was converted into 20,448,875 common shares of the Company at the then fair value of the common shares of CDN$2.00 per common share. The fair value of the common shares issued upon extinguishment of the loans was equal to the carrying value of the demand loans on the date of extinguishment, therefore no gain or loss resulted from the transaction. On April 23, 2004, all of the 20,448,875 common shares were then exchanged for 40,897,750 Series B Convertible, Redeemable Preferred Shares at the then fair value of CDN$1.00 per preferred share (see Note 21).

Research and development
From February 16, 2001 to November 1, 2002, the Company was party to a research and development arrangement with Mitel Knowledge Corporation, a company controlled by the Principal Shareholder, under which the Company received funding to perform research and development activities. During Fiscal 2003, the Company received $4.4 of research and development funding related to these agreements, which was recorded as a reduction of related expenses, and incurred royalty expenses. The agreement was terminated as of November 1, 2002, and for the Transition Period, Fiscal 2005, and Fiscal 2004 there were no amounts received or receivable under the agreement.

Other
In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled by the Principal Shareholder, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During the Transition Period and Fiscal 2005, the Company purchased $nil and $0.4 of products and services, respectively, (2004 — $1.0; 2003 — $2.4) from March Networks and had an insignificant balance payable recorded in the due to related parties pursuant to this agreement at April 30, 2005, April 24, 2005 and April 25, 2004.
Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Company’s business were insignificant in the Transition Period, and $0.4 and $1.2 respectively for the year ended April 24, 2005 (2004 — $0.3 and $0.7 respectively; 2003 — $0.9 and $0.5, respectively). The net balances payable as a result of these transactions were $nil and $0.3 as at April 30, 2005 and April 24, 2005 respectively (2004 — $0.2 receivable). In addition, in Fiscal 2003 certain of the Company’s directors and members of senior management purchased convertible debentures in an aggregate amount of $0.3. In Fiscal 2004 these convertible debentures were converted to common shares of the Company and later exchanged for Series B Convertible, Redeemable Preferred Shares, as described in Note 21.

5.	SPECIAL CHARGES
During Fiscal 2005 the Company recorded pre-tax special charges of $10.6. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 154 employees around the world, $1.3 of non-cancelable lease costs related to excess facilities, $0.9 of assets written off as a result of the Company’s discontinuation its the ASIC design program, and a reversal of prior year’s charges of $0.3. Payment of workforce reduction liabilities are expected to be completed within the next twelve months. The lease termination obligations incurred in prior fiscal years will be reduced over the remaining term of the leases, which range from one year to nine years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.

During Fiscal 2004, the Company implemented workforce reduction programs in an effort to realign spending levels with the lower sales volumes. Accordingly, pre-tax special charges of $11.7, net of reversals of prior year’s charges of $0.3, were recorded in Fiscal 2004. The components of the Fiscal 2004 charges include $8.5 of employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world, $3.2 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets. The lease termination obligation will be reduced over the remaining term of the leases, which range from one year to ten years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.
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
The following table summarizes details of the Company’s special charges and related reserve during the Transition Period, Fiscal 2005 and Fiscal 2004:

		Lease	Assets
	Workforce	Termination	Written
Description	Reduction	Obligation	Off	Legal Costs	Total

Balance of reserve as of April 27, 2003	$0.6	$2.6	$—	$—	$3.2

Fiscal 2004:
Charges	8.1	3.2	0.3	0.4	12.0
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(6.5)	(0.7)	—	—	(7.2)
Assets written off	—	—	(0.3)	—	(0.3)
Foreign currency impact	0.2	0.2	—	—	0.4

Balance of reserve as of April 25, 2004	$2.1	$5.3	$—	$0.4	$7.8

Fiscal 2005:
Charges	8.7	1.3	0.9	—	10.9
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(8.9)	(1.2)	—	(0.4)	(10.5)
Assets written off	—	—	(0.9)	—	(0.9)
Foreign currency impact	0.4	0.3	—	—	0.7

Balance of reserve as of April 24, 2005	$2.0	$5.7	$—	$—	$7.7

Transition Period:
Charges	—	—	—	—	—
Adjustments	—	—	—	—	—
Cash payments	(0.2)	—	—	—	(0.2)
Foreign currency impact	—	(0.1)	—	—	(0.1)

Balance of reserve as of April 30, 2005	$1.8	$5.6	$—	$—	$7.4

6.	SEGMENT INFORMATION

General description
The Company reports its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). The Solutions segment represents the Company’s core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through the Company’s dealer and reseller network and are used by large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services. These services are provided through the Company’s direct sales offices throughout North America and the UK.
The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system which reports segmented operating income (loss) representing sales less the cost of sales and direct expenses incurred within the operating segments. The Company does not allocate research and development, general and administrative expenses (including marketing), amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in corporate and other in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measure to allocate resources and assess performance. Depreciation of property and equipment is allocated to each segment based on available segmented property and equipment information. Inter-segment sales are based on fair market values and are eliminated on consolidation. The accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

Business segments
The following table sets forth information by business segment by period:

			Corporate
	Solutions	Services	and Other	Total

Transition Period
External revenue	$1.6	$1.6	$—	$3.2
Inter-segment revenue	0.1	—	(0.1)	—

Total revenue	1.7	1.6	(0.1)	3.2

Goodwill	3.5	2.5	—	6.0

Depreciation of property and equipment	0.1	—	0.1	0.2

Segment operating income (loss)	(0.8)	0.4	—	(0.4)
Corporate and unallocated shared expenses	—	—	(1.3)	(1.3)

Operating income (loss)	$(0.8)	$0.4	$(1.3)	$(1.7)

Fiscal 2005
External revenue	$180.9	$161.3	$—	$342.2
Inter-segment revenue	19.5	—	(19.5)	—

Total revenue	200.4	161.3	(19.5)	342.2

Goodwill	3.6	2.6	—	6.2

Depreciation of property and equipment	2.3	2.1	3.2	7.6

Segment operating income (loss)	18.1	40.2	—	58.3
Corporate and unallocated shared expenses	—	—	(89.0)	(89.0)
Stock-based compensation	—
Special charges			(10.6)	(10.6)

Operating income (loss)	$18.1	$40.2	$(99.6)	$(41.3)

			Corporate
	Solutions	Services	and Other	Total

Fiscal 2004
External revenue	$174.9	$165.8	$—	$340.7
Inter-segment revenue	27.5	—	(27.5)	—

Total revenue	202.4	165.8	(27.5)	340.7

Goodwill	3.3	2.3	—	5.6

Depreciation of property and equipment	2.7	3.7	4.4	10.8

Segment operating income (loss)	29.8	40.2	—	70.0
Corporate and unallocated shared expenses	—	—	(80.2)	(80.2)
Stock-based compensation	—	—	(0.2)	(0.2)
Special charges	—	—	(11.7)	(11.7)
Amortization of intangible assets			(0.2)	(0.2)

Operating income (loss)	$29.8	$40.2	$(92.3)	$(22.3)

Fiscal 2003
External revenue	$164.8	$187.4	$—	$352.2
Inter-segment revenue	30.0	—	(30.0)	—

Total revenue	194.8	187.4	(30.0)	352.2

Goodwill	3.1	2.1	—	5.2

Depreciation of property and equipment	4.6	3.0	5.1	12.7

Segment operating income (loss)	10.1	41.1	—	51.2
Corporate and unallocated shared expenses	—	—	(80.3)	(80.3)
Stock-based compensation	—	—	(0.2)	(0.2)
Special charges	—	—	(13.7)	(13.7)
Amortization of intangible assets	—	—	(29.1)	(29.1)

Operating income (loss)	$10.1	$41.1	$(123.3)	$(72.1)

Product information
The following table sets forth net sales for groups of similar products and services by period:

	Transition
	Period	2005	2004	2003

Products:
Platforms and desktop appliances	$1.4	$189.8	$191.9	$191.1
Applications	0.3	23.5	23.9	29.6
Other(1)	0.1	19.2	15.1	36.1

	1.8	232.5	230.9	256.8

Services:
Maintenance and support	1.2	95.0	94.5	83.4
Managed services	0.2	10.9	10.6	9.7
Professional services	—	3.8	4.7	2.3

	1.4	109.7	109.8	95.4

Total	$3.2	$342.2	$340.7	$352.2

(1)	Other products include mainly OEM products representing approximately five percent, four percent and eight percent of total revenue in Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively.

Geographic information
Revenues from external customers are attributed to geographic areas based on location of the customers. The following table sets forth external revenue by geographic areas:

	Transition
	Period	2005	2004	2003

Canada	$0.3	$26.5	$25.2	$25.1
United States	1.8	155.3	162.8	173.3
United Kingdom	1.0	127.3	124.2	126.0
Other foreign countries	0.1	33.1	28.5	27.8

	$3.2	$342.2	$340.7	$352.2

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2005			April 24, 2005

			Intangible			Intangible
	Property and		and Other	Property and		and Other
	Equipment	Goodwill	Assets	Equipment	Goodwill	Assets

Canada	$9.3	$3.6	$1.8	$9.5	$3.8	$1.9
United States	0.9	0.9	—	0.9	0.8	—
United Kingdom	10.1	1.5	—	10.2	1.6	—
Other foreign countries	0.3	—	—	0.3	—	—

	$20.6	$6.0	$1.8	$20.9	$6.2	$1.9

	April 25, 2004

			Intangible
	Property and		and Other
	Equipment	Goodwill	Assets

Canada	$6.2	$3.5	$1.5
United States	0.9	0.7	—
United Kingdom	12.9	1.4	—
Other foreign countries	0.3	—	—

	$20.3	$5.6	$1.5

Concentrations
The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company’s revenue for the Transition Period or for the years ended April 24, 2005, April 25, 2004 and April 27, 2003.
As a result of the disposal of the manufacturing operations described in Note 4, BreconRidge exclusively manufactures substantially all of the Company’s Communications Solutions products at facilities located in Canada, the US and the UK. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2005 and April 24, 2005, there was excess inventory of $0.6, respectively (2004 — $1.0) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.

7.	SECURITIZATION OF ACCOUNTS RECEIVABLE
On April 16, 2004, the Company entered into a Receivables Purchase Agreement (the “Agreement”). Under the Agreement, the Company may sell up to $38.9 of non-interest bearing trade accounts receivable to an unaffiliated financial institution on a revolving basis. The Company retains an interest in the transferred accounts receivable equal to the amount of the required reserve amount and continues to service, administer and collect the pool of accounts receivable on behalf of the purchaser and receives a fee for performance of these services. The Company’s interest in collections is subordinated to the purchasers’ interest.
Effective December 1, 2004 the Company was not in compliance with certain covenants required under the terms of the facility and ceased to sell receivables into the facility. As of April 30, 2005 and April 24, 2005, the outstanding balance of the securitized receivables, the interest retained by the Company in the transferred receivables, and the servicing liability outstanding were all $nil.
For the Transition Period ended April 30, 2005, and years ended April 24, 2005 and April 25, 2004, the Company recognized a pre-tax loss of $nil and $0.3, and $nil respectively relating to the sale of receivables. There were no securitized receivables outstanding at the end of each of the three fiscal years.
The table below outlines the cash flows received from and paid to the securitization trust for the transition period ended April 30, 2005 and for the years ended April 24, 2005 and April 25, 2004:

	Six Days Ended	Year Ended	Year Ended
	April 30, 2005	April 24, 2005	April 25, 2004

Receipts
Receivables sold	$—	$64.8	$—
Less dilutions	—	(1.9)	—
Less loss on sale of receivables	—	(0.3)	—

Net proceeds on sale of receivables	—	62.6	—
Service revenue	—	0.3	—
Disbursements:
Funding of reserves	—	—	—
Fees	—	(0.4)	—

	$—	$62.5	$—

8.	OTHER RECEIVABLES
Included in other receivables is an amount of $9.1 and $9.4 as of April 30, 2005 and April 24, 2005, respectively, for unbilled accounts (2004 — $3.2).

9.	PREPAID EXPENSES AND OTHER ASSETS
Included in prepaid expenses and other assets is an amount of $7.9 as of April 30, 2005 and April 24, 2005 for assets used by the Company in the provision of maintenance and support services in its Customer Services segment (2004 — $8.2).

10.	INVENTORIES

	April 30,	April 24,	April 25,
	2005	2005	2004

Raw materials	$0.7	$0.7	$0.2
Finished goods	16.7	16.4	14.3

	$17.4	$17.1	$14.5

11.	PROPERTY AND EQUIPMENT

	April 30,	April 24,	April 25,
	2005	2005	2004

Cost:
Land	$0.6	$0.6	$0.6
Buildings	5.0	5.0	4.6
Equipment	61.0	61.6	55.0

	66.6	67.2	60.2

Less accumulated depreciation:
Buildings	0.4	0.4	0.2
Equipment	45.6	45.9	39.7

	46.0	46.3	39.9

	$20.6	$20.9	$20.3

As of April 30, 2005 and April 24, 2005, equipment included leased assets with cost of $2.9 and $2.9, respectively (2004 — $2.9) and accumulated depreciation of $0.4 and $0.4, respectively (2004 — $2.2) and equipment utilized in the provision of Managed Services (see Note 3(e)) with cost of $10.8 and $10.9, respectively (2004 — $11.6) and accumulated depreciation of $7.8 and $7.9, respectively (2004 — $7.2). Depreciation expense recorded in the Transition Period and Fiscal 2005 amounted to $0.2 and $7.6, respectively (2004 — $10.8; 2003 — $12.7).

12.	GOODWILL

	April 30,	April 24,	April 25,
	2005	2005	2004

Balance, beginning of the period	$6.2	$5.6	$5.2
Foreign currency impact	(0.2)	0.6	0.4

Balance, end of the period	$6.0	$6.2	$5.6

The Company has designated its third quarter as the date for the annual impairment test. The Company performed the required impairment tests of goodwill in Fiscal 2005 and Fiscal 2004 and based on these tests, goodwill is not considered to be impaired.

13.	INTANGIBLE AND OTHER ASSETS

	April 30,	April 24,	April 25,
	2005	2005	2004

Cost:
Patents, trademarks and other	$3.6	$3.5	$3.2
Deferred debt issue costs	3.9	—	—

	7.5	3.5	3.2

Less accumulated amortization:
Patents, trademarks and other	1.6	1.6	1.7
Deferred debt issue costs	—	—	—

	1.6	1.6	1.7

	$5.9	$1.9	$1.5

Amortization of intangible and other assets was $nil, $0.7, $0.2 and $29.1 in each of the Transition Period, Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively. Deferred debt issue costs incurred during the Transition period will be amortized over 5 years of which $nil has been amortized to date. The estimated amortization expense related to intangible assets in existence as of April 30, 2005, over the next five years is as follows: FY06 — $1.5; FY07 — $1.5; FY08 — $1.3; FY09 — $0.8 and FY10 — $0.8. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

14.	BANK INDEBTEDNESS
As of April 24, 2005, the Company had a 364 day revolving credit facility of $20.3 (CDN$25.0) that was repaid in full on April 27, 2005 and cancelled as at that date. The facility bore interest at the prime rate or US base rate plus 1.5 percent or LIBOR or Bankers’ Acceptances plus 2.5 percent, with interest payable monthly, and was secured by a general assignment of substantially all the Company’s accounts receivable and a general security interest in the remaining assets of the Company. The credit facility was also personally guaranteed by the Principal Shareholder. The credit facility was to mature on June 30, 2005 and contained certain restrictions and financial covenants. During the fiscal year ended April 24, 2005, the Company was not in compliance with certain of these financial covenants, however the bank provided a consent and waiver of the non-compliance of those financial covenants. As at year end April 24, 2005 and April 25, 2004, the Company was in compliance with these financial covenants. As of April 24, 2005, the Company had outstanding cash borrowings of $15.7 under this facility (2004 — $6.6) and $0.8 was committed under letter of credit arrangements (2004 — $1.0).
The Company’s UK subsidiary has a $1.9 (£1.0) overdraft facility bearing interest at the bank’s base rate plus 1.5%, with interest payable quarterly, and indemnity facilities totaling $5.7 (£3.0) available for letters of credit and other guarantees. At April 30, 2005 and April 24, 2005, $0.9 of the UK facilities was committed under letters of credit and other indemnities (2004 — $2.3). The U.K subsidiary also has additional available credit facilities of $2.0 (£3.8) of which $nil was borrowed at April 30, 2005 and April 24, 2005 (2004 — $nil). The overdraft facility is secured by a first legal charge over the subsidiary’s premises in the UK, a guarantee by the parent company, and a counter indemnity to cover the bond, guarantee and indemnity facility.
During Fiscal 2004 and 2003, the Company’s UK subsidiary had a $6.5 (£4.1) loan facility that was subject to a borrowing base. The facility bore interest at LIBOR plus 3.5 percent, which would decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least CDN$20.0 from an equity offering. The principal amount of the loan was payable on March 4, 2004 and interest payable quarterly starting in June 2003. The facility was secured by a general assignment of the Company’s account receivable and a general security interest in the remaining assets of the Canadian parent company and its two US wholly-owned subsidiaries. The loan facility contained certain restrictions and financial covenants. During Fiscal 2004, the Company repaid loans outstanding under the facility and the credit facility was cancelled.

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 24,	April 25,
	2005	2005	2004

Trade payable	$14.9	$18.0	$11.8
Employee-related payables	11.1	9.3	9.6
Restructuring, warranty and other provisions	6.2	6.3	5.8
Other accrued liabilities	23.6	20.0	18.8

	$55.8	$53.6	$46.0

16.	LONG-TERM DEBT

	April 30,	April 24,	April 25,
	2005	2005	2004

Capital leases, at interest rates varying from 5.6% to 11.8%, payable in monthly installments, with maturity dates ranging from 21 to 46 months, secured by the leased assets	$3.2	$3.2	$1.1
Chattel mortgage loan, bearing interest at 7.7%, payable in monthly installments, repaid in October 2004	—	—	1.6
Chattel mortgage loan, bearing interest at 6.3%, payable in monthly installments and due in April 2006, secured by certain UK equipment	0.6	0.6	1.0
Mortgage loan, bearing interest at 7.4% until December 2006, with an option to select a fixed or variable interest rate thereafter, payable in quarterly installments of $0.6 (£0.3) fixed until December 2006 with the balance due in December 2011, secured by the UK real estate properties	10.8	10.8	11.2

	14.6	14.6	14.9
Less: current portion	2.8	2.8	4.1

	$11.8	$11.8	$10.8

Pursuant to the terms of the building mortgage agreement, the Company’s UK subsidiary must comply with certain financial covenants. At April 30, 2005, April 24, 2005 and April 25, 2004, the subsidiary was in compliance with these financial covenants.
Interest expense related to long-term debt, including obligations under capital leases, was insignificant in the Transition Period and $1.0 in Fiscal 2005 (2004 — $1.3; 2003 — $1.4). Future minimum lease payments as of April 30, 2005 under capital leases total $3.7 of which $1.1, $1.1, $1.0 and $0.5 relate to Fiscal years 2006 to 2009, respectively. Interest costs of $0.5 are included in the total future lease payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2006  — $1.9; 2007 — $1.4; 2008 — $1.5; 2009 — $1.6; 2010 and beyond — $5.0.

17.	CONVERTIBLE NOTES

Senior Secured Convertible Notes
On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes are entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a fundamental change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which is based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO may be settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium is not based on interest rates or credit risk and therefore is not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative is required to be recorded at fair value separate from the debt host. As at April 30, 2005 management has determined the fair value of the derivative instrument to be nominal.
At any time commencing on or after the later of (i) May 1, 2008 and (ii) the 18 month anniversary of the Lock-Up Expiration Date provided that on each of the 10 consecutive trading days, the closing sale price per share is at least 200% of the conversion price of the notes, the Company has the right to redeem all or any portion of the principal remaining under the notes at a redemption price equal to the principal plus interest accrued to the date of redemption plus the net present value of the remaining interest payments to April 28, 2010. In the Event of Default, Holders of the notes may accelerate and require the Company to redeem all or any portion of the notes held including accrued and unpaid interest. Upon the occurrence of a Fundamental Change, the Company shall irrevocably offer to repurchase all or a portion of the note at a price equal to (i) 125% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs during 18 months after issuance but prior to the consummation of a Qualified IPO, (ii) 120% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the 18 months after issuance but prior to the consummation of a Qualified IPO or (iii) 100% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the consummation of a Qualified IPO. A Fundamental Change includes a consolidation or merger, sale, transfer or assignment of all or substantially all of the Company’s assets, a purchase of more than 50% of the Company’s outstanding common shares, consummation of a stock purchase agreement or other business combination, or reorganization, recapitalization or reclassification of the common shares of the Company, or any event that results in the Principal Shareholder beneficially owning in aggregate less than 115 million of the issued and outstanding shares in the capital of the Company.
As a redemption upon the occurrence of a fundamental change, prior to the consummation of a Qualified IPO could result in (1) the Holder doubling its initial rate of return on the debt host and (2) the rate of return is at least twice what would be otherwise be the market return for a contract that has the same terms and credit risk as the debt host contract, the redemption feature is not considered to be clearly and closely related to the debt host and requires separate accounting from the debt host under the provisions of FAS 133. At April 30, 2005 management has assigned nominal value to the derivative instrument.
The Holders of the notes have no voting rights and all payments due under this note shall rank pari passu with all additional notes and, prior to the consummation of a Qualified IPO, shall not be subordinate to any indebtedness of the Company. The notes are secured by a first priority, perfected security interest over the assets of the Company and over the assets and stock of specific subsidiaries.
In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 22. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $3.9 were incurred in connection with the financing transaction, and have been recorded as a deferred charge within the Intangible and Other Assets balance in the Consolidated Balance Sheet.

The following table summarizes the allocation of the convertible notes among its different elements:

April 30,
2005

Proceeds on issuance of convertible notes	$55.0
Less: amount allocated to warrants	(7.7)
Foreign currency impact	(0.7)

Carrying value of convertible debt	$46.6

Convertible Debentures
On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The maturity date of the convertible debentures was July 27, 2003 and was extended to October 31, 2003 during Fiscal 2004. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company were issued during the term, at an equivalent price per share, or (ii) if no such financing occurred during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of CDN$3.00 per share and the price per share determined by an independent valuation.
On October 31, 2003 the Company reached an agreement with the debenture holders whereby the entire carrying value of the debentures of $8.3 was converted to 5,445,775 common shares of the Company at CDN$2.00 per common share. As the conversion price was lower than the fair market value of the Company’s common shares of CDN$2.75 per share on the commitment date (August 16, 2002), a beneficial conversion feature was triggered resulting in a non-cash expense of $3.1 recorded in the Fiscal 2004 Consolidated Statements of Operations.
In April 2004, 5,081,619 of the common shares issued upon conversion of the debentures were exchanged for 10,163,238 Series B Preferred Shares of the Company. During Fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders upon conversion were exchanged for 728,312 Series B preferred shares. As the Company determined that the fair value of the Series B preferred shares to be equivalent to the fair value of the common shares, there was no gain or loss recorded on the exchange.

18.	COMMITMENTS AND GUARANTEES

Operating leases
The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 4). Rental expense and income on operating leases were as follows:

	Transition
	Period	2005	2004	2003

Rental expense
Arms-length	$—	$8.3	$8.6	$9.9
Related party	0.1	5.9	6.7	6.0

Total	$0.1	$14.2	$15.3	$15.9

Rental income
Arms-length	$—	$0.6	$0.1	$1.2
Related party	—	3.6	4.3	3.7

Total	$—	$4.2	$4.4	$4.9

Future operating minimum lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income

Fiscal Year	Arms-length	Related Party	Arms-length	Related Party

2006	$6.5	$7.0	$0.3	$3.0
2007	4.6	7.0	—	1.0
2008	3.8	7.0	—	—
2009	2.4	7.0	—	—
2010	1.6	7.0	—	—
Thereafter	5.4	7.0	—	—

Total	$24.3	$42.0	$0.3	$4.0

Capital expenditures
As of April 30, 2005, capital expenditure commitments to BreconRidge are $0.1 (2004 — $0.1).

Guarantees
The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):

Product warranties:
The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

	April 30,	April 24,	April 25,
	2005	2005	2004

Balance, beginning of period	$2.6	$2.1	$1.9
Warranty costs incurred	—	(1.0)	(0.7)
Warranties issued	—	1.0	0.4
Changes to accruals related to pre-existing warranties	—	0.5	0.5

Balance, end of period	$2.6	$2.6	$2.1

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

Bid and performance related bonds:
The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2005, April 24, 2005, and April 25, 2004 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2005 and April 24, 2005, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.4 and $5.3, respectively (2004 — $8.1).

19.	CONTINGENCIES
In October 2003 the Company was served with a summons and complaint in a class action lawsuit brought forward by former employees of the Company. The complaint alleged liabilities for pay in lieu of termination notice and temporary reduction in hours and pension contributions. In October 2004, the Company reached an agreement with the complainants whereby the complaint was settled.
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

20.	REDEEMABLE COMMON SHARES
Pursuant to the amended shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006, Zarlink, a shareholder of the Company, has a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of CDN$2.85 per common share. Accordingly, the common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $1.3 and $1.3 (2004 — $0.9) accreted for the excess of the redemption amount over the original carrying value was recorded as of April 30, 2005 and April 24, 2005. The accreted amount is recorded as an increase in accumulated deficit.
On April 23, 2004 another shareholder holding 4,000,000 redeemable common shares of the Company reached an agreement with the Company whereby all 4,000,000 redeemable common shares were exchanged for 16,000,000 Series B Convertible Redeemable Preferred Shares of the Company at their then fair value of CDN$1.00 per preferred share. As a result of the exchange the carrying value of the redeemable common shares of $12.5, including accreted interest, was reclassified from redeemable common shares to convertible, redeemable preferred shares, all within the mezzanine section of the Consolidated Balance Sheets.
The following table summarizes the changes in redeemable common shares during the years presented:

	April 30, 2005	April 24, 2005	April 25, 2004

Balance, beginning of the period	$18.2	$17.8	$29.0
Interest accreted during the period	—	0.4	1.3
Exchange of redeemable common shares, including accreted interest, for Series B preferred shares	—	—	(12.5)

Balance, end of period	$18.2	$18.2	$17.8

21.	CONVERTIBLE, REDEEMABLE PREFERRED SHARES

Series A Preferred Shares
On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of CDN$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 22, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of CDN$1.25 per share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and is recorded as a component of shareholders’ deficiency.
The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as of April 30, 2005, April 24, 2005 and April 25, 2004. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.
The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of CDN$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; (ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of CDN$1.00 per preferred share divided by the fair market value of a common share on the date of conversion; (iii) if the shares are converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders will receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price. As the fair market value of the common shares into which the Series A Preferred Shares were convertible was greater than the effective conversion price for accounting purposes, determined based on the gross proceeds less the fair value of the warrants on the date of issuance, a deemed dividend for this excess of $1.4 was recorded as an increase in the net loss attributable to common shareholders.
At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of CDN$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of CDN$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 30, 2005, April 24, 2005 and April 25, 2004 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at CDN$1.00 per share.
As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $8.6 and $8.7 as of April 30, 2005 and April 24, 2005 (April 24, 2004 — $6.7), and is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations. The initial value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, is classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For the Transition Period, Fiscal 2005 and Fiscal 2004, the amount of accreted interest was insignificant, $1.2 and insignificant, respectively.

Series B Preferred Shares
On April 23, 2004, pursuant to the issuance of the Series A Preferred Shares, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Class B Series 1 Convertible and Redeemable Preferred Shares (“Series B Preferred Shares”) of the Company at CDN$1.00 per preferred share. During Fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders (refer to Note 20) upon conversion were exchanged for 728,312 Series B Preferred Shares.
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
At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of CDN$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 30, 2005, April 24, 2005 and April 25, 2004 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at CDN$1.00 per share.
As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $28.8 and $29.3 as of April 30, 2005 and April 24, 2005 (April 25, 2004  — $22.5) and is recorded as a liability. The initial value of the Series B Preferred Shares of $27.7, after allocation of proceeds to the derivative instrument, was classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For the Transition Period, Fiscal 2005 and Fiscal 2004, the amount of accreted interest was $0.1, $4.0 and insignificant, respectively. Similar to the Series A Preferred Shares, the derivative component relating to the Series B Preferred is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations.
The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

	Series A	Series B	Total

Fiscal 2004
Convertible, redeemable preferred shares (all net of share issue costs):
Issued for cash	$13.5	$—	$13.5
Issued in exchange for common shares	—	37.8	37.8
Issued in exchange for redeemable common shares	—	10.3	10.3
Less: amount allocated to warrants	(1.0)	—	(1.0)
Less: amount allocated to derivative instrument	(6.7)	(22.5)	(29.2)
Beneficial conversion feature on Series A preferred shares	(1.4)	—	(1.4)
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	1.4	—	1.4
Accreted interest on redeemable common shares exchanged for Series B preferred shares	—	2.1	2.1

Carrying value as of April 25, 2004	$5.8	$27.7	$33.5

Fiscal 2005
Issued in exchange for common shares	—	0.5	0.5
Less: amount allocated to derivative instrument	—	(0.2)	(0.2)
Accreted interest	1.2	4.0	5.2

Carrying value as of April 24, 2005	$7.0	$32.0	$39.0

Transition Period
Accreted interest	—	0.1	0.1

Carrying value as of April 30, 2005	$7.0	$32.1	$39.1

22.	WARRANTS
The following table outlines the carrying value of warrants outstanding as of April 30, 2005, April 24, 2005 and April 25, 2004:

	April 30, 2005	April 24, 2005	April 25, 2004

i) Warrants issued/issuable in connection with government funding
Balance at beginning of the period	$39.1	$28.7	$17.6
Government funding received in period — warrants issued	—	1.9	2.4
Government funding received in period — no warrants issued	—	7.2	5.5
Accrued government funding receivable — no warrants issued	—	1.3	3.2

Balance at end of the period	39.1	39.1	28.7
ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0	1.0
iii) Warrants issued to financing agent	0.1	0.1	0.1
iv) Warrants issued in connection with Senior Secured Convertible Notes	7.7	—	—

Total warrants outstanding	$47.9	$40.2	$29.8

i) During Fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to CDN$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of 2003, 2004 and 2005 is determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.
As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During Fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of CDN$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during Fiscal 2004, and the remaining 2,381,834 relate to funding received during Fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the remaining $8.5 of government funding received and receivable during Fiscal 2005 will be issued in September 2005 according to the terms of the agreement.
ii) In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at CDN$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends.
iii) In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at CDN$1.00 per share and have a five year life.
iv) As described in Note 17, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the

Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.

23.	SHARE CAPITAL
The Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A Preferred Shares and Series B Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the preferred shares are described further in Note 21 of these financial statements.
During Fiscal 2005, the Company issued 153,616 shares (2004 — 33,591; 2003 — 10,487) for total consideration of $0.1 (2004 — $0.1; 2003 — $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.

Equity offerings
During Fiscal 2005 the Company completed an equity offering to certain employees and eligible investors. The Company issued 5,601,870 common shares at CDN$1.00 per share, for total consideration of $4.6, of which $3.0 was received in cash and $1.6 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.
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
As of April 30, 2005 and April 24, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively (2004 — $0.3), were recorded against shareholders’ deficiency.

Share Purchase Loans
As part of the Fiscal 2005 equity offering described above, the Company implemented an Employee Stock Purchase Plan allowing US employees to purchase up to 2,000,000 common shares of the Company through a single lump sum payment and/or a company loan. Shares purchased using company loans are secured by the underlying share, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. Non-US employees were provided with the ability to acquire shares under similar terms and conditions. As of April 30, 2005 and April 24, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively (2004 — $0.3) were recorded against shareholders’ deficiency.

Stock Option Plan
In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 30, 2005 and April 24, 2005 were 6,543,751 and 6,519,998 options, respectively (2004 — 20,517,736).
On December 23, 2003 the Company put forth an offer to all eligible employees to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options. All of the 10,373,302 options tendered in the exchange were cancelled on January 23, 2004. An equal number of new options were granted to the participating employees on July 26, 2004. The new options vest in four equal installments commencing one year from the date of grant, and have an exercise price of CDN$1.00 per share, the fair value of the Company’s common stock on the date of grant.
Following is a summary of the Company’s stock option activity and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	Transition Period		2005

		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price

Outstanding options:
Balance, beginning of period:	18,480,002	$1.20	4,482,264	$2.77
Granted	—	$—	15,220,873	$0.81
Exercised	—	$—	—	$—
Forfeited	(15,153)	$1.69	(725,856)	$1.54
Expired	(8,600)	$2.96	(497,279)	$2.84
Cancelled	—	$—	—	$—

Balance, end of period:	18,456,249	$1.19	18,480,002	$1.22

Number of options exercisable	3,102,973	$2.78	3,017,863	$2.82

Weighted average fair value of options granted during the period using the minimum value option pricing model		$—		$0.15

	2004		2003

		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price

Outstanding options:
Balance, beginning of period:	16,037,154	$2.59	16,873,299	$2.48
Granted	1,337,087	$1.76	1,406,900	$1.94
Exercised	(5,950)	$2.57	(3,695)	$2.59
Forfeited	(1,527,436)	$2.58	(1,774,572)	$2.52
Expired	(985,289)	$2.69	(464,778)	$2.48
Cancelled	(10,373,302)	$2.51	—	$—

Balance, end of period:	4,482,264	$2.50	16,037,154	$2.42

Number of options exercisable	2,462,636	$2.59	6,787,640	$2.44

Weighted average fair value of options granted during the year using the minimum value option pricing model		$0.29		$0.41

A summary of options outstanding as of April 24, 2005 and April 30, 2005 is as follows:

	April 24, 2005

	Total outstanding		Total exercisable

		Weighted-Average		Weighted-Average
		Remaining		Remaining
Exercise Price	Number of Options	Contractual Life	Number of Options	Contractual Life

$0.81	14,611,295	4.4 years	3,000	4.3 years
$1.62	182,874	3.6 years	46,367	3.6 years
$2.23	749,750	2.7 years	327,875	2.6 years
$2.84	2,088,997	0.9 years	2,087,497	0.9 years
$3.24	847,086	1.7 years	553,124	1.7 years

	18,480,002		3,017,863

	April 30, 2005

	Total outstanding		Total exercisable

		Weighted-Average		Weighted-Average
		Remaining		Remaining
Exercise Price	Number of Options	Contractual Life	Number of Options	Contractual Life

$0.80	14,599,055	4.4 years	3,000	4.2 years
$1.59	182,311	3.6 years	46,367	3.6 years
$2.19	749,750	2.7 years	327,875	2.6 years
$2.78	2,082,647	0.9 years	2,081,147	0.9 years
$3.18	842,486	1.7 years	644,584	1.7 years

	18,456,249		3,102,973

Earnings (loss) per share
The following table sets forth the computation of basic and diluted loss per share:

	Transition Period	2005	2004	2003

Net loss, as reported	$(1.6)	$(49.6)	$(30.6)	$(70.1)
Stock-based dividend	—	—	(0.1)	—
Accreted interest on redeemable shares	(0.1)	(5.6)	(1.3)	(1.1)
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	—	(1.4)	—

Net loss available to common shareholders	$(1.7)	$(55.2)	$(33.4)	$(71.2)

Weighted average number of common shares outstanding during the period	113,847,268	113,792,829	127,831,211	113,109,751
Loss per common share — basic and diluted

	$(0.02)	$(0.49)	$(0.26)	$(0.63)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(Number of Shares)	Transition Period	2005	2004	2003

Stock options	—	—	19,888	—
Warrants	28,686,974	28,475,127	11,278,329	5,254,920
Convertible debentures	—	—	2,029,111	4,885,389
Convertible, redeemable preferred shares	87,789,300	87,789,300	477,047	—

	116,476,274	116,264,427	13,804,375	10,140,309

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For the Transition Period and Fiscal 2005, 18,456,249 and 18,480,002 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2004  — 4,277,764; 2003 — 15,538,533).

Stock-based compensation
During the Transition Period and Fiscal 2005, the Company granted Nil and 145,604 (2004 — Nil; 2003 — 30,000) stock options at an exercise price of CDN $1.00 (2003 — CDN$2.75) per share to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of the disposal of the manufacturing operations and other outsourcing actions. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2005 and April 24, 2005. The following assumptions were used: five-year life, interest rate of 3.55 percent, volatility of 100 percent and no dividends. Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date as the amount equal to the change in fair value of the stock options. Deferred stock compensation of $0.1 was recorded and is being amortized over the vesting period of four years from the date of grant, with $Nil and $insignificant (2004 — $0.2; 2003 — $0.1) amortized into selling, general and administrative expense for the Transition Period and Fiscal 2005, respectively. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

In addition, during the Transition period and Fiscal 2005, there were no (2004 — 88,000; 2003 — 20,000) stock options granted to employees of the Supplier and other companies controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $Nil (2004 — $0.1; 2003 — insignificant) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder.

24.	OTHER INCOME (EXPENSE), NET

	Transition
	Period	2005	2004	2003

Foreign exchange gains (losses), net	$0.2	$(0.1)	$(1.0)	$2.9
Interest income	—	0.5	0.4	0.4

	$0.2	$0.4	$(0.6)	$3.3

25.	INCOME TAXES
Details of income taxes are as follows:

	Transition
	Period	2005	2004	2003

Loss before income taxes:
Canadian	$(0.2)	$(24.8)	$(10.0)	$(8.7)
Foreign	(1.4)	(24.0)	(20.3)	(64.3)

	$(1.6)	$(48.8)	$(30.3)	$(73.0)

Income tax (expense) recovery:
Current:
Canadian	$—	$0.8	$—	$—
Foreign	—	(1.6)	(2.0)	2.9

	$—	$(0.8)	$(2.0)	$2.9
Deferred:
Canadian	$—	$—	$—	$—
Foreign	—	—	1.7	—

	$—	$(0.8)	$(0.3)	$2.9

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

	Transition
	Period	2005	2004	2003

Expected tax rate	36.0%	36.0%	36.3%	38.0%

Expected tax benefit	$0.6	$17.5	$12.8	$29.1
Foreign tax rate differences	(0.5)	(7.9)	(9.1)	(17.9)
Tax effect of losses and temporary differences not recognized	(0.1)	(2.9)	(5.9)	(14.9)
Tax effect from the recognition of previously unrecognized losses	—	—	—	—
Permanent differences	—	(7.0)	0.1	3.7
Tax refunds and other adjustments related to prior years	—	(0.5)	1.8	2.9

Income tax (expense) recovery	$—	$(0.8)	$(0.3)	$2.9

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30,	April 24,	April 25,
	2005	2005	2004

Assets:
Net operating loss carryforwards	$74.3	$75.1	$59.5
Allowance for doubtful accounts	2.3	2.3	2.7
Inventory	0.9	0.9	1.2
Restructuring and other accrued liabilities	3.3	3.3	8.1
Pension	7.8	7.9	7.6
Lease obligations and long-term debt	1.1	1.1	0.4
Property and equipment	3.6	3.8	2.9
Intangible and other assets	7.1	7.1	10.1

Total deferred tax assets	100.4	101.5	92.5

Deferred tax liabilities	—	—	—

Total gross deferred tax assets net of total deferred tax liabilities	100.4	101.5	92.5
Valuation allowance	(100.4)	(101.5)	(91.0)

Total deferred tax assets	$—	$—	$—

A valuation allowance has been established due to uncertainty regarding the realization of the future benefit relating to that amount.
The Company and its subsidiaries had the following tax loss carry forwards and tax credits which are scheduled to expire as follows:

	April 30, 2005		April 24, 2005		April 25, 2004

	Tax	Tax	Tax	Tax	Tax	Tax
Year of Expiry	Losses	Credits	Losses	Credits	Losses	Credits

2005	—	—	—	—	8.3	—
2006	—	—	—	—	—	—
2007	—	—	—	—	—	—
2008	4.8	—	5.3	—	25.9	—
2009	3.0	—	3.8	—	5.0	—
2010	51.0	—	52.0	—	47.1	—
2011-2022	184.1	20.3	185.2	20.4	141.4	11.6
Indefinite	74.3	—	74.3	—	28.5	—

Total	317.2	20.3	320.6	20.4	256.2	11.6

These tax loss carry forwards relate to operations in Canada, the US, the UK, Italy, Hong Kong and Barbados. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.
The tax credits relate to the Canadian operations and may be used to offset future Canadian federal income taxes payable.
The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.
The Company is subject to ongoing examinations by certain taxation authorities of the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.

26.	PENSION PLANS
The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company’s UK subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as of March 31, 2005.
In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.
In Fiscal 2004, the strengthening in global capital markets and better returns on plan assets had a positive impact on the Company’s defined benefit pension plan assets and obligations. As a result, the Company reduced its minimum pension liability, the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets, by £2.8. After the effects of foreign currency translation, the overall pension liability decreased by $6.2 to $24.8. The adjustment has been recorded as a reduction to pension liability and as a reduction to accumulated other comprehensive loss on the Consolidated Balance Sheet. In Fiscal 2005, the markets continued to strengthen resulting in a decrease in the minimum pension liability in British Pounds of £1.3. However, the effect of converting from British Pounds to US dollars has lead to an increase in minimum pension liability of $0.6 to $25.4.
The changes in the actuarial present value of the change in accrued pension benefits, the net assets available to provide for these benefits, at market value, and the pension expense were insignificant at April 30, 2005. The reduction in the minimum pension liability of $0.3 related to the foreign exchange impact of converting from British Pounds to US dollars.

United Kingdom Defined Benefit Pension Plan
The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 24,	April 25,
	2005	2004

Change in accrued pension benefits:
Benefit obligation at beginning of period	$103.4	$86.6
Service cost	1.8	1.8
Interest cost	5.9	5.1
Plan participants’ contributions	1.5	1.6
Actuarial (gain) loss	1.3	(0.5)
Benefits paid	(0.9)	(0.8)
Foreign exchange	8.8	9.6

Benefit obligation at end of period	121.8	103.4

Change in plan assets:
Fair value of plan assets at beginning of period	66.1	46.8
Actual return on plan assets	7.8	11.0
Employer contributions	2.6	1.8
Employee contributions	1.5	1.6
Benefits paid	(0.9)	(0.8)
Foreign exchange	5.8	5.7

Fair value of plan assets at end of period	82.9	66.1

Funded status	(38.9)	(37.3)
Unrecognized net actuarial (gain)/loss	13.5	12.5

Net pension benefit liability	$(25.4)	$(24.8)

The company’s Benefit Obligation (“BO”) for its significant plans is disclosed above. SFAS No. 132(R) requires that companies disclose the aggregate BO and plan assets of plans in which the BO exceeds the plan assets. Similar disclosure is required for all plans in which the accumulated benefit obligation (“ABO”) exceeds plan assets. The following table provides information with respect to our BO and ABO which are in excess of plan assets:

	April 24,	April 25,
	2005	2004

Projected benefit obligation	$121.8	$103.4
Accumulated benefit obligation	108.4	90.9
Fair value of plan assets	82.9	66.1
The Company’s net periodic benefit cost was as follows:

	2005	2004	2003

Current service cost — defined contribution	$1.7	$1.5	$1.5
Current service cost — defined benefit	1.8	3.6	2.2
Interest cost	5.9	5.1	4.1
Expected return on plan assets	(5.5)	(3.9)	(4.1)
Recognized actuarial loss	1.3	1.3	0.1

Net periodic benefit cost	$5.2	$7.6	$3.8

The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

	April 24,	April 25,
	2005	2004

Discount rate	5.5%	5.5%
Compensation increase rate	2.5%	2.5%
Investment returns assumption	7.75%	7.75%
Average remaining service life of employees	20 years	20 years

Estimated Future Benefit Payments
The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments

2006	$1.1
2007	1.3
2008	1.4
2009	1.5
2010	1.7
2011-2015	9.6

Contributions
The Company expects contributions of $3.4 to its pension plan in 2006.

Plan Assets
The company’s pension plan weighted-average asset allocations at April 24, 2005 and April 25, 2004 and target allocations for 2006, by asset category are as follows:

			2006
	April 24,	April 25,	Target
	2005	2004	Allocation

Equities	79%	84%	80%
Bonds	20%	12%	20%
Cash	1%	4%	—
The investment objectives of the pension portfolio of assets (“the Fund”) are designed to generate returns that will enable the Fund to meet its future obligations. The performance benchmark for the investment managers is to earn in excess of the index return in those asset categories, which are actively managed. In setting the overall expected rate of return, the various percentages of assets held in each asset class together with the investment return expected from that class are taken into account. For cash and bonds, the rate used is that derived from an appropriate index at the valuation date. For equities, a model is used which combines price inflation, dividend yield and an allowance for gross domestic product growth.

27.	FINANCIAL INSTRUMENTS

Fair value
The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to (from) related parties, long-term debt, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.1 and $0.3 at April 30, 2005, and $0.1 and $0.1 at April 24, 2005, classified as other current assets and accounts payable and accrued liabilities, respectively (April 25, 2004 — $0.3 and $0.1, respectively). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The estimated fair value of the convertible notes is $55.4. The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.

	April 30, 2005		April 24, 2005		April 25, 2004

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Long-term receivables	$0.4	$0.4	$0.4	$0.4	$0.3	$0.3
Long-term debt	$14.6	$14.6	$14.6	$14.6	$14.9	$15.9
Convertible notes	$46.6	$55.4	$—	$—	$—	$—

Credit risk
The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable and other receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company’s orientation is global with a large number of diverse customers to minimize concentrations of credit risk.

Interest rate risk
The Company has credit facilities with interest rates subject to fluctuations in the prime rate or the LIBOR/ Bankers’ Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

Foreign currency risk
The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in US dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.
The Company’s foreign exchange contracts mature in May 2005. As of April 30, 2005 and April 24, 2005, other income (expense), net included a net unrealized gain of $0.2 and insignificant, respectively, (2004 — gain of $0.2; 2003 — gain of $0.3) for changes in the fair value of foreign exchange contracts. As at April 30, 2005 and April 24, 2005, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of CDN$nil (2004 — CDN$30.7), (ii) to exchange US dollars for Canadian dollars with a notional amount of CDN$17.2 (2004 — CDN$35.8), and (iii) to exchange Euro dollars for Canadian dollars with aggregate notional amounts of CDN$10.3 (2004 — $6.1).

Non-derivative and off-balance sheet instruments
Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2005, April 24, 2005 and April 25, 2004, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.6 as of April 30, 2005 and April 24, 2005 (April 25, 2004 — $3.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2005, April 24, 2005 and April 25, 2004.

28.	RECONCILIATION FROM US GAAP TO CANADIAN GAAP
New Canadian regulations allow issuers that are required to file reports with the SEC, upon meeting certain conditions, to satisfy their Canadian disclosure obligations by using financial statements prepared in accordance with U.S. GAAP. Accordingly, effective Fiscal 2005, Mitel will include in the notes to its consolidated financial statements a reconciliation highlighting the material differences between its financial statements prepared in accordance with U.S. GAAP as compared to financial statements prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Prior to Fiscal 2005, Mitel prepared financial statements (with accompanying notes) in accordance with Canadian GAAP, which were presented as a separate report and provided to it’s Canadian shareholders.
The consolidated financial statements of Mitel have been prepared in accordance with U.S. GAAP and the accounting rules and regulations of the SEC which differ in certain material respects from those principles and practices that Mitel would have followed had its consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net loss between U.S. GAAP and Canadian GAAP for the six day period ended April 30, 2005, and for the years ended April 24, 2005, April 25, 2004 and April 27, 2003:

	April 30,	April 24,	April 25,	April 27,
	2005	2005	2004	2003

Net loss
U.S. GAAP	$(1.6)	$(49.6)	$(30.6)	$(70.1)
Derivative accounting(a)	0.1	5.3	—	—
Interest accretion on preferred shares(a)	(0.3)	(11.3)	—	—
Employee stock based compensation(c)	—	(0.5)	—	—
Non-employee stock based compensation(c)	—	(0.2)	0.2	0.2
Foreign exchange loss on long term investment(g)	—	(8.7)	—	—
Beneficial conversion feature on convertible debentures(d)	—	—	3.1	—
Interest expense on convertible debentures(d)	—	—	0.3	0.3
Amortization of in process R&D(e)	—	—	—	(6.1)
R&D recovery(f)	—	—	—	4.4

Canadian GAAP	$(1.8)	$(65.0)	$(27.0)	$(71.3)

Loss per share
U.S. GAAP	$(0.02)	$(0.49)	$(0.26)	$(0.63)
Canadian GAAP	$(0.02)	$(0.57)	$(0.21)	$(0.63)

The following details the material differences between U.S. GAAP and Canadian GAAP for balance sheet information as of April 30, 2005, April 24, 2005 and April 25, 2004:

	April 30, 2005			April 24, 2005			April 25, 2004

	U.S.		Canadian	U.S.		Canadian	U.S.		Canadian
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

ASSETS
Total assets	$195.3	$—	$195.3	$156.6	$—	$156.6	$169.4	$—	$169.4

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities	101.9	—	101.9	115.8	—	115.8	103.2	—	103.2
Convertible notes	46.6	—	46.6	—	—	—	—	—	—
Derivative instrument(a)	37.4	(37.4)	—	38.0	(38.0)	—	29.2	(29.2)	—
Convertible, redeemable preferred shares(a)	—	72.6	72.6	—	73.7	73.7	—	56.1	56.1
Redeemable common shares(a)	—	22.1	22.1	—	22.5	22.5	—	—	—
Pension liability(b)	25.1	(14.0)	11.1	25.4	(14.3)	11.1	24.8	(15.2)	9.6
Other long term liabilities	20.1	—	20.1	20.2	—	20.2	15.5	—	15.5

Total liabilities	231.1	43.3	274.4	199.4	43.9	243.3	172.7	11.7	184.4

Redeemable common shares(a)	18.2	(18.2)	—	18.2	(18.2)	—	17.8	(17.8)	—
Convertible, redeemable preferred shares(a)	39.1	(39.1)	—	39.0	(39.0)	—	33.5	(33.5)	—
Common shares	187.6	(18.8)	168.8	187.6	(18.8)	168.8	184.8	(2.7)	182.1
Warrants	47.9	—	47.9	40.2	—	40.2	29.8	—	29.8
Contributed surplus(a)	—	5.3	5.3	—	5.3	5.3	—	4.6	4.6
Deferred stock based compensation	(0.4)	0.4	—	(0.4)	0.4	—	(0.2)	0.2	—
Retained earnings	(304.0)	4.9	(299.1)	(302.3)	6.0	(296.3)	(247.1)	17.2	(229.9)
Accumulated other comprehensive loss(b)	(24.2)	22.2	(2.0)	(25.1)	20.4	(4.7)	(21.9)	20.3	(1.6)

Total shareholders’ deficiency	(93.1)	14.0	(79.1)	(100.0)	13.3	(86.7)	(54.6)	39.6	(15.0)

Total liabilities and shareholders’ deficiency	$195.3	$—	$195.3	$156.6	$—	$156.6	$169.4	$—	$169.4

The significant differences between U.S. GAAP and Canadian GAAP that impact the consolidated financial statements of Mitel include the following:
(a) Accounting for redeemable shares
Under U.S. GAAP, as described further under Notes 19 and 20, redeemable shares are presented in the mezzanine section of the Consolidated Balance Sheets, and are accreted to their redemption values over the period to redemption. The accreted amounts are recorded as a deemed dividend in the Consolidated Statements of Shareholders’ Deficiency. Furthermore, as a portion of the redemption price of the redeemable preferred shares is indexed to the common share price of the Company, an embedded derivative exists which is accounted for at fair value separate from the host contract, as required under the provisions of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
Under current Canadian GAAP, embedded derivatives are not accounted for separately from the host contract. The carrying value of the redeemable shares is recorded as a liability, and accreted to redemption value over the period to redemption. The accreted amounts are recorded as non-cash interest expense in the Consolidated Statements of Operations. Furthermore, a conversion option exists under Canadian GAAP for the convertible, redeemable preferred shares, which was valued using the residual approach and is recorded as Contributed Surplus.

(b) Pension and other post retirement benefits
Under U.S. GAAP, a minimum pension liability adjustment must be recognized in the amount of the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded in accumulated other comprehensive loss. No such adjustments are required under Canadian GAAP.
(c) Stock based compensation
Under US GAAP, FASB Statement No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) permits companies the choice between recording compensation expense for the fair value of stock based awards to employees, and disclosing such expense in the notes to the financial statements. Mitel has elected to adopt the disclosure provisions of SFAS 123, and only records employee stock based compensation expense when the exercise price is lower than the market price on the date of grant (see note 3(q)). Non-employee stock based compensation is recorded as an expense as required under SFAS 123.
Under Canadian GAAP, CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (“Section 3870”), establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting required for certain stock-based transactions, effective January 1, 2002, and applied to awards granted on or after that date. Prior to Fiscal 2005, as permitted by Section 3870, Mitel did not adopt the provisions in respect of the fair value based method of accounting for its employee stock-based transactions. Effective Fiscal 2005, Mitel adopted the full provisions of Section 3870, and recognizes an expense for employee stock-based compensation using the fair value based method prospectively for all awards granted, modified, or settled on or after January 1, 2003, in accordance with the transitional provisions of Section 3870. Non employee stock based compensation is recorded as an expense under both Canadian and US GAAP, however the expense under Canadian GAAP is effective for non-employee options granted after the date on which the Canadian GAAP rules came into effect on January 1, 2002.
(d) Convertible debentures
On August 16, 2002, Mitel closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company upon the occurrence of certain events. Under US GAAP, the debentures were recorded as a liability, and interest expense was recorded in the Consolidated Statements of Operations. Under Canadian GAAP the debentures were deemed to be equity instruments and classified in the Shareholders’ Deficiency section of the Consolidated Balance Sheets. Accordingly, interest expense was not recorded in the Consolidated Statements of Operations under Canadian GAAP, but was recorded as a deemed dividend.
The full amount of the debentures was converted into common shares of the Company during Fiscal 2004, and subsequently exchanged for convertible, redeemable preferred shares (see Note 20). This resulted in a beneficial conversion feature under US GAAP, however no such requirement existed under Canadian GAAP.
(e) Amortization of in-process R&D costs
During Fiscal 2001 the Company incurred in-process R&D costs which under US GAAP were charged to income immediately at the time of the acquisition transaction in Fiscal 2001. Under Canadian GAAP these costs were capitalized and amortized over two years. Fiscal 2003 was the final year of amortization of the in-process R&D costs under Canadian GAAP.

(f) R&D recovery
From February 16, 2001 to November 1, 2002, Mitel was party to a research and development agreement with a company controlled by the Principal Shareholder, under which Mitel received funding to perform research and development until November 1, 2002, the date on which the two parties mutually agreed to terminate the agreement. The funding received under the arrangement was recorded as a liability under US GAAP, which was settled on November 1, 2002 through the issuance of common shares. Under Canadian GAAP, the funding received under the agreement was recorded as an offset to research and development costs.
(g) Foreign exchange loss on long term investment
During Fiscal 2005, Mitel Networks Inc. (“MNI”), a wholly owned subsidiary of Mitel Networks Limited (“MNL”), agreed to redeem 82.6 common shares in exchange for a payment of $28.0 to Mitel Networks Limited (“MNL”), a wholly owned subsidiary of the Company. The 82.6 common shares were subsequently cancelled. The transaction did not involve any external third parties, and MNL continued to own 100% of MNI prior to and subsequent to the transaction. Under Canadian GAAP, a portion of the cumulative translation adjustments relating to MNL’s ownership interest in MNI was included in the determination of net loss, resulting in a foreign exchange loss of $8.7. No such requirement exists under US GAAP.
(h) Other financial statement presentation differences
Under U.S. GAAP, translation adjustments for self-sustaining subsidiaries are reported as a component of other comprehensive income (loss), whereas, under Canadian GAAP, these translation adjustments are classified as foreign currency translation adjustment, also a component of shareholders’ deficiency.
There are no significant differences between U.S. and Canadian GAAP that impact the consolidated statement of cash flows.

29.	POTENTIAL SALE OF SUBSIDIARY
During Fiscal 2005 the Company implemented a plan to dispose of Edict Training Limited (“Edict”), an eighty percent owned subsidiary of the Company. Management has committed to the plan of disposal, which, has been approved by the Board of Directors of the Company. The current plan for disposal involves the sale of the Company’s eighty- percent ownership interest in Edict to its twenty- percent minority interest shareholder (“the potential buyer”). Preliminary negotiations have indicated a potential selling price of £0.3, or $0.5. The carrying value of the Company’s proportionate ownership in the net assets of Edict as at April 30, 2005 was $0.5, resulting in an insignificant gain or loss on disposal. Management believes the sale will likely be completed within one year. At the date of these financial statements management was still in negotiations with the potential buyer and certain actions were still required to complete the plan. It is possible that there could be significant changes to the plan, including the selling price, as the required actions become completed and the negotiations get finalized. As significant changes to the plan could occur, the assets do not qualify for classification as “assets held for sale” under SFAS 144 Accounting for the impairment or disposal of long lived assets.

The following details the Company’s proportionate interest in the carrying value of the net assets of Edict as at April 30, 2005, April 24, 2005 and April 25, 2004:

	April 30,	April 24,	April 25,
	2005	2005	2004

Assets:
Cash	$0.6	$0.4	$1.6
Accounts receivable	0.5	0.7	1.2
Fixed assets	—	—	—
Due to affiliates (net)	0.6	0.6	—

Liabilities:
Accounts payable and accrued liabilities	0.6	0.6	0.6
Deferred revenue	0.5	0.5	1.2
Taxes payable	0.1	0.1	0.2

Net Assets	$0.5	$0.5	$0.8

The revenues of Edict for the Transition Period, Fiscal 2005, Fiscal 2004 and Fiscal 2003 were insignificant, $3.4, $3.1 and $1.5 respectively. Net loss was insignificant, $1.6, $1.1 and $1.1 respectively for the Transition Period, Fiscal 2005, Fiscal 2004 and Fiscal 2003.

30.	SUPPLEMENTARY CASH FLOW INFORMATION

	Transition
	Period	2005	2004	2003

Change in non-cash operating assets and liabilities:
Accounts receivable	$4.0	$7.5	$(5.2)	$5.0
Other receivables	(0.1)	(5.9)	5.4	(1.3)
Inventories	(0.6)	(4.2)	8.4	(1.1)
Prepaid expenses	(0.8)	(1.4)	1.9	2.2
Long-term receivables	—	—	0.4	1.1
Accounts payable and accrued liabilities	(0.6)	6.6	0.9	(2.5)
Long term portion of lease termination obligations	—	(1.2)	2.6	2.0
Deferred revenue	0.5	(2.8)	0.7	(6.6)
Due from related parties	—	—	—	(0.3)
Due to related parties	(1.5)	0.5	5.1	5.3
Income and other taxes payable	0.1	(3.3)	2.8	1.2

	$1.0	$(4.2)	$23.0	$5.0

Interest payments	$—	$1.8	$3.8	$2.8

Income tax payments	$—	$3.5	$—	$—

Disclosure of non-cash activities during the period:
Convertible debentures converted to common shares	$—	$—	$8.3	$—
Related party loans converted to common shares	$—	$—	$31.0	$—
Exchange of common shares for convertible, redeemable preferred shares	$—	$—	$38.7	$—
Adjustment to minimum pension liability	$—	$2.4	$(3.5)	$16.5
Warrants issued in connection with financing	$7.7	$—	$1.0	$—
Warrants issued to placement agent	$—	$—	$0.1	$—
Issuance of shares in exchange for services	$—	$0.1	$0.1	$0.1
Stock-based dividends	$—	$—	$0.1	$—
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	$—	$—	$1.4	$—
Accretion of interest on redeemable common and preferred shares	$0.1	$5.6	$1.3	$—
Common shares issued in exchange for employee loans	$—	$1.3	$—	$—

31.	SUBSEQUENT EVENTS
On August 31, 2005, the Company sold land, building and fixed assets relating to its UK subsidiary for net proceeds of $12.8 (£7.1), resulting in a pre-tax gain of $7.5 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13 Accounting for Leases. Accordingly, $5.6 of the gain will be deferred and amortized over the term of the lease (10 years). The remaining gain of $1.9 will be recognized immediately at the time of the sale.
Future minimum lease payments under the leaseback total $7.3, of which $0.7, $0.7, $0.7, $0.7, $0.7, relate to fiscal years 2006 to 2010.
On October 7, 2005, the Company completed the sale of its 8000 shares, or eighty-percent ownership interest, in Edict for consideration of £0.2, or $0.3 in the form of a credit note (see Note 29). The transaction resulted in an insignificant loss, which will be recorded in other income/expense. As a result of this transaction, the Company no longer holds any equity interest in Edict. The costs incurred and expected to be incurred in connection with this disposal are not considered significant.
The following details the Company’s proportionate interest in the carrying value of the net assets of Edict as at the date of disposal:

October 7,
2005

Assets:
Cash	$0.1
Accounts receivable	0.3
Due to affiliates (net)	1.0
Liabilities:
Accounts payable and accrued liabilities	0.6
Deferred revenue	0.5

Net Assets	$0.3

Revenues and net loss of Edict for the period from May 1, 2005 until the date of disposal amounted to $0.9 and $0.2 respectively.

SCHEDULE II
VALUATION OF QUALIFYING ACCOUNTS
AS AT APRIL 24, 2005 and April 30, 2005
(in millions of United States dollars)

		Additions

	Balance,		Charged to		Balance,
	Beginning of	Charged to	other		End of
Description	Period	expenses	accounts	Deductions	Period

Allowance for doubtful accounts
Fiscal 2003	$4.0	$0.7	$—	$(2.0)	$2.7
Fiscal 2004	2.7	1.4	—	(1.4)	2.7
Fiscal 2005	2.7	1.4	—	(1.1)	3.0
Transition Period	3.0	—	—	—	3.0