Form 20-F
period 2006-04-30
MITEL NETWORKS CORP
filed 2006-10-31
CIK 1170534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 0-49984
MITEL NETWORKS CORPORATION / CORPORATION MITEL NETWORKS
(Exact name of Registrant as specified in its charter)
MITEL NETWORKS CORPORATION
(Translation of Registrant’s name into English)
Canada
(Jurisdiction of incorporation or organization)
350 Legget Drive
Ottawa, Ontario, Canada K2K 2W7
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 117,302,322 Common Shares, 20,000,000 Class A Convertible Preferred Shares, Series 1, and 67,789,300 Class B Convertible Preferred Shares, Series 1.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Basis of Presentation
     The financial results of Mitel Networks Corporation (“Mitel”, “we,” “us,” “our,” or “the Company”) contained in this Form 20-F are reported in United States dollars and have been prepared in compliance with accounting principles generally accepted in the United States of America for the purposes of this annual report. In this annual report, all dollar amounts are expressed in United States dollars except where otherwise indicated.
Forward Looking Information
     Some of the statements in this annual report are forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:
•	our ability to achieve profitability in the future;

•	the development of the market opportunity for IP-based communications solutions and related services;

•	technological developments and evolving industry standards;

•	our dependence primarily upon one outside contract manufacturer to manufacture our products;

•	our dependence on sole source and limited source suppliers for key components;

•	delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers;

•	our ability to protect our intellectual property and our possible infringement of the intellectual property rights of third parties;

•	our reliance on our channel partners for the majority of our sales;

•	our solutions may contain design defects, errors, failures or “bugs”;

•	intense competition from our competitors;

•	our reliance on strategic alliances;

•	uncertainties arising from our foreign operations; and

•	the fluctuations in our quarterly and annual revenues and operating results.
     This list is not exhaustive of the factors that may affect any of our forward-looking statements. In evaluating these statements, you should carefully consider the risks outlined under Item 3.D. “Key Information — Risk Factors”. The forward-looking statements contained in this annual report are based on the beliefs, expectations and opinions of management as of the date of this annual report. We do not assume any obligation to update forward-looking statements to reflect actual results or assumptions if circumstances or management’s beliefs, expectations or opinions should change, unless otherwise required by law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

-i-

-ii-

-iii-

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The following sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended April 28, 2002 (“fiscal 2002”), April 27, 2003 (“fiscal 2003”), April 25, 2004 (“fiscal 2004”), April 24, 2005 (“fiscal 2005”); for the six day transition period from April 25, 2005 to April 30, 2005 (the “Transition Period”); and for the fiscal period ended April 30, 2006 (“fiscal 2006”). The selected financial information may not be indicative of our future performance and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to the financial statements included elsewhere in this annual report. See Item 8 “Financial Information” and Item 18 “Financial Statements”.

	STATEMENT OF OPERATIONS DATA

	Year Ended				Six Days Ended	Year Ended
	April 28,	April 27,	April 25,	April 24,	April 30,	April 30,
	2002	2003	2004	2005	2005	2006
	(in millions of U.S. dollars, except share and per share data)
Revenues	$358.0	$352.2	$340.7	$342.2	$3.2	$387.1
Cost of revenues	215.5	225.4	202.9	213.2	2.4	225.7

Gross margin	142.5	126.8	137.8	129.0	0.8	161.4

Research and development	59.1	41.2	36.2	41.4	0.7	44.1
Selling, general and administrative	141.9	114.9	111.4	114.9	1.8	120.7
Special charges (1)	7.4	13.7	11.7	10.6	—	5.7
Loss (gain) on disposal of assets	1.5	—	0.6	3.4	—	(2.4)
Amortization of acquired intangibles (2)	43.8	29.1	0.2	—	—	—

Operating loss	(111.2)	(72.1)	(22.3)	(41.3)	(1.7)	(6.7)

Other (income) expense, net	3.4	0.9	8.0	7.5	(0.1)	39.8
Income tax (recovery) expense	0.1	(2.9)	0.3	0.8	—	(1.9)

Net loss	$(114.7)	$(70.1)	$(30.6)	$(49.6)	$(1.6)	$(44.6)

Net loss per common share
Basic and diluted	$(1.10)	$(0.63)	$(0.26)	$(0.49)	$(0.01)	$(0.44)

Weighted average number of common shares outstanding (in millions)	106.8	113.1	127.8	113.8	117.1	117.2

	BALANCE SHEET DATA

	As at	As at	As at	As at	As at	As at
	April 28,	April 27,	April 25,	April 24,	April 30,	April 30,
	2002	2003	2004	2005	2005	2006
	(in millions of U.S. dollars)
Cash and cash equivalents	$3.6	$22.3	$26.7	$9.7	$46.6	$35.7
Other current assets	132.4	120.6	115.0	117.5	115.8	130.8
Property and equipment	29.7	25.3	20.3	20.9	20.6	17.4
Other assets	42.4	7.3	7.4	8.5	12.3	15.9

Total assets	$208.1	$175.5	$169.4	$156.6	$195.3	$199.8

Current liabilities	$138.9	$135.8	$103.2	$115.8	$101.9	$126.0
Long-term debt	15.1	23.1	15.5	20.2	66.7	56.7
Derivative instruments (3)	—	—	29.2	38.0	37.4	75.9
Other long-term liabilities	6.6	24.6	24.8	25.4	25.1	45.6
Redeemable shares (4)	27.9	29.0	51.3	57.2	57.3	64.2
Capital stock	167.5	183.4	184.8	187.6	187.6	188.8
Other capital accounts	(0.9)	(2.2)	7.7	14.7	23.3	(1.9)
Accumulated deficit	(147.0)	(218.2)	(247.1)	(302.3)	(304.0)	(355.5)

Total liabilities and shareholders’ equity	$208.1	$175.5	$169.4	$156.6	$195.3	$199.8

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business.

(2)	Acquired intangible assets relating to the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink Semiconductor Inc. in 2001 were fully amortized in 2004.

(3)	The derivative instruments relate to our Class A Series 1 Preferred Shares (the “Series A Preferred Shares”) and the Class B Series 1 Preferred Shares (the “Series B Preferred Shares”). The derivative instruments arose because a portion of the redemption price of the Series A Preferred Shares and Series B Preferred Shares is indexed to our common share price and as required by SFAS 133 has been bifurcated and accounted for separately.

(4)	Redeemable shares include 10,000,000 common shares (which are redeemable by virtue of a shareholders agreement dated April 23, 2004, as amended, among certain of our shareholders and us), 20,000,000 Series A Preferred Shares and 67,789,300 Series B Preferred Shares.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the offer and use of proceeds
Not applicable.
D. Risk Factors
     An investment in our common shares should be regarded as highly speculative and is suitable only for those investors who are able to sustain a total loss of their investment. You should carefully consider the following risks, as well as the other information contained in this annual report, when evaluating us and our business and prospects. Any of the following risks, as well as risks not currently known to us, could materially and adversely affect our business, results of operations or financial condition, and could result in a complete loss of your investment.
Risks Relating to our Business
We have incurred net losses since our incorporation in 2001 and we may not be profitable in the future.
     We incurred a net loss of $44.6 million for the fiscal year ended April 30, 2006, and net losses of $49.6 million, $30.6 million, $70.1 million and $114.7 million in fiscal 2005, 2004, 2003 and 2002, respectively. We may not be able to achieve profitability or, if achieved, may not be able to sustain profitability. We have incurred restructuring charges in each of the previous five fiscal years, in the quarter ending October 31, 2006, and may incur additional restructuring charges in the future. Our future success in attaining profitability and growing our revenues and market share for our solutions depends, among other things, upon our ability to develop solutions that have a competitive advantage, to build our brand image and reputation, to attract orders from new and existing customers and to reduce our costs as a proportion of our revenue by, among other things, increasing efficiency in design, component sourcing, manufacturing and assembly cost processes.

A key component of our strategy is our focus on the development and marketing of IP-based communications solutions and related services, and this strategy may not be successful or may adversely affect our business.
     We are focused on the development and sales of IP-based communications solutions. Our operating results may be adversely affected if the market opportunity for IP-based communications solutions and services does not develop in the way we anticipate. IP-based communications systems currently constitute a small percentage of global installed large enterprise telephony systems. If IP-based communications do not gain widespread acceptance in the marketplace as an alternative replacement option for traditional business telephony systems, our overall revenues and operating results will be adversely affected. Because this market opportunity is in its early stages, we cannot predict whether:
•	the demand for IP-based communications solutions and services will grow as fast as we anticipate;

•	continuing reductions in long-distance and local toll charges may adversely affect sales of certain of our solutions to customers focused on those cost savings;

•	current or future competitors or new technologies will cause the market to evolve in a manner different than we expect;

•	other technologies will become more accepted or standard in our industry; or

•	we will be able to achieve a leadership or profitable position as this opportunity develops.
Our solutions may fail to keep pace with rapidly changing technology and evolving industry standards.
     The markets for our solutions are competitive and characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, and short product life cycles. Therefore, our operating results depend, among other things, on existing and emerging markets, our ability to develop and introduce new solutions and our ability to reduce the production costs of existing solutions. The process of developing new technology is complex and uncertain, and if we fail to accurately predict and respond to our customers’ changing needs and emerging technological trends, our business could be harmed. We must commit significant resources to developing new solutions before knowing whether our investments will result in solutions the market will accept. The success of new solutions depends on several factors, including new application and product definition, component costs, timely completion and introduction of these solutions, differentiation of new solutions from those of our competitors, and market acceptance of these solutions. We may not be able to successfully identify new market opportunities for our solutions, develop and bring new solutions to market in a timely manner, or achieve market acceptance of our solutions.
Because we depend primarily upon one outside contract manufacturer to manufacture our products, our operations could be delayed or interrupted if we encounter problems with this contractor.
     We do not have any internal manufacturing capabilities, and we rely upon a small number of contract manufacturers to manufacture our products. Substantially all of our products are currently manufactured by BreconRidge Manufacturing Solutions Corporation, a company of which Dr. Terence H. Matthews, our principal shareholder and the chairman of our board of directors, has an approximate 28.23% ownership interest. Our manufacturing agreement with BreconRidge expires on December 31, 2007, and may or may not be renewed. Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our contract manufacturers, in particular BreconRidge, including:
•	our contract manufacturers not being required to manufacture our products on a long-term basis in any specific quantity or at any specific price;

•	our failure to effectively manage our contract manufacturer relationships;

•	our contract manufacturers experiencing delays, disruptions or quality control problems in their manufacturing operations;

•	lead-times for required materials and components varying significantly and being dependent on factors such as the specific supplier, contract terms and the demand for each component at a given time;

•	overestimating our forecast requirements resulting in excess inventory and related carrying charges;

•	underestimating our requirements, resulting in our contract manufacturers having inadequate materials and components required to produce our products, or overestimating our requirements, resulting in charges assessed by the contract manufacturers or liabilities for excess inventory, each of which could negatively affect our gross margins; and

•	the possible absence of adequate capacity and reduced control over component availability, quality assurances, delivery schedules, manufacturing yields and costs.
     The addition of manufacturing locations or other contract manufacturers would increase the complexity of our supply chain management. If any of our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In addition, an alternate source may not be available to us or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing would result in us being unable to deliver the affected products to meet our customer orders.
We depend on sole source and limited source suppliers for key components. If these components are not available on a timely basis, or at all, we may not be able to meet scheduled product deliveries to our customers.
     We depend on sole source and limited source suppliers for key components of our products. In addition, our contract manufacturers often acquire these components through purchase orders and may have no long-term commitments regarding supply or pricing from their suppliers. Lead-times for various components may lengthen, which may make certain components scarce. As component demand increases and lead-times become longer, our suppliers may increase component costs. We also depend on anticipated product orders to determine our materials requirements. Lead-times for limited-source materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, shortages in allocations of components have resulted in delays in filling orders. Shortages and delays in obtaining components in the future could impede our ability to meet customer orders. Any of these sole source or limited source suppliers could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. As a result, these sole source and limited source suppliers may stop selling their components to our contract manufacturers at commercially reasonable prices, or at all. Any such interruption, delay or inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect our ability to meet scheduled product deliveries to our customers and reduce margins realized.
Delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers could adversely affect our ability to develop and deliver our solutions on a timely and reliable basis.
     Our business may be harmed by a delay in delivery of software applications from one or more of our suppliers. Many of our solutions are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various components in our solutions. These licenses may not be available on acceptable terms, or at all. Moreover, the inclusion in our solutions of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect our proprietary rights to our solutions. Non-exclusive licenses also allow our suppliers to develop relationships with, and supply similar or the same software applications to, our competitors. Software licenses could terminate in the event of a bankruptcy or insolvency of a software supplier or other third party licensor. We have not entered into source code escrow agreements with every software supplier or third party licensor. In the event that software suppliers or other third party licensors terminate their relationships with us, are unable to fill our orders on a timely basis or the licenses are otherwise terminated, we may be unable to deliver the affected products to meet our customer orders.
Our success is dependent on our intellectual property. Our inability or failure to protect our intellectual property could seriously harm our ability to compete and our financial success.
     Our success depends on the intellectual property in the solutions and services that we develop and sell. We rely upon a combination of copyright, patent, trade secrets, trademarks, confidentiality procedures and contractual provisions to protect our proprietary technology. Our present protective measures may not be enforceable or adequate to prevent misappropriation of our technology or independent third-party development of the same or similar technology. Even if our patents are held valid and enforceable, others may be able to design around these patents or develop products competitive to our products but that are outside the scope of these patents.
     We make use of some open source software code under various open source licenses available to the general public. A characteristic of an open source license is that it does not provide any indemnification to the licensee against third-party claims of intellectual property infringement. Some open source licenses require the licensee to disclose the licensee’s source code derived from such open source code, and failure to comply with the terms of such licenses can result in the licensee being stopped from distributing products that contain the open source code or being forced to freely disseminate enhancements that were made to the open source code. Further, the use of open source software in our solutions may expose those solutions to security risks.
     Many foreign jurisdictions offer less protection of intellectual property rights than Canada and the United States, and the protection provided to our proprietary technology by the laws of these and other foreign jurisdictions may not be sufficient to protect our technology. Preventing the unauthorized use of our proprietary technology may be difficult, time consuming and costly, in part because it may be difficult to discover unauthorized use by third parties. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of our proprietary rights, or to defend against claims of unenforceability or invalidity. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources.
Our business may be harmed if we infringe intellectual property rights of third parties.
     There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing intellectual property rights owned by others. Our competitors, as well as a number of individuals, patent holding companies and consortiums, own, or claim to own, intellectual property relating to our industry. Aggressive patent litigation is not uncommon in our industry and can be disruptive. We cannot determine with certainty whether any existing third-party patent, or the issuance of new third party patents, would require us to alter our solutions, obtain licenses or discontinue the sale of the affected applications and products. We have received notices, and we may receive additional notices, containing allegations that our solutions are subject to patents or other proprietary rights of third parties, including competitors, patent holding companies and consortiums. In addition, in June 2006, one of our competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that we are infringing on certain of its patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney’s fees, costs and expenses, and such further relief against us as the court deems just and proper. See Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings” for a more complete description of this proceeding.
     Our success also depends, in part, upon our customers’ freedom to use our products. For example, certain claims have been asserted against end-users within our industry and demands for the payment of licensing fees have been made of end-users who have implemented our solutions. We generally agree to indemnify and defend our customers to the extent a claim for infringement is brought against our customers with respect to our solutions.
     Infringement claims (or claims for indemnification resulting from infringement claims) have been and may in the future be asserted or prosecuted against us or our customers by third parties. Some of these third parties, including competitors, patent holding companies and consortiums, have, or have access to, substantially greater resources than we do and may be better able to sustain the costs of complex patent litigation. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management’s attention from operating our business. If these claims are successfully asserted against us, we could be required to pay substantial damages and could be prevented from selling some or all of our solutions. In addition, an infringer of a United States patent may be subject to treble damages and attorney’s fees if the infringement is found to be willful. We may also be obligated to indemnify our business partners or customers in any such litigation. Furthermore, in order to resolve such proceedings, we may need to obtain licenses from third parties or substantially modify or rename our solutions in order to avoid infringement. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and future disputes with these parties are possible. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to modify or rename our solutions successfully. This could prevent us from selling some or all of our solutions. Current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, may not be successful and we may not be able to obtain or renew a license on satisfactory terms, or at all. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Any litigation relating to intellectual property rights, whether or not determined in our favor or settled by us, could at a minimum be costly and would divert the attention and efforts of management and our technical personnel. An adverse determination in any litigation or proceeding could prevent us from making, using or selling some or all of our solutions and subject us to damage assessments.
We rely on our channel partners for the majority of our sales, and disruptions to, or our failure to effectively develop and manage, our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenues.
     Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of channel partners. A substantial portion of our revenues is derived through our channel partners, most of which also sell our competitors’ products. Our revenues depend in part on the performance of these channel partners. The loss of or reduction in sales to these channel partners could materially reduce our revenues. Our competitors may in some cases be effective in causing resellers or potential resellers to favor their products or prevent or reduce sales of our solutions. If we fail to maintain relationships with these channel partners, fail to develop new relationships with channel partners in new markets or expand the number of channel partners in existing markets, or if we fail to manage, train or provide appropriate incentives to existing channel partners or if these channel partners are not successful in their sales efforts, sales of our solutions may decrease and our operating results would suffer.
     The most likely potential channel partners for us are those businesses engaged in the voice communications business or the data communications business. Many potential channel partners in the voice communications business have established relationships with our competitors and may not be willing to invest the time and resources required to train their staff to effectively market our solutions and services. Potential channel partners engaged in the data communications business are less likely to have established relationships with our competitors, but where they are unfamiliar with the voice communications business, they may require substantially more training and other resources to be qualified to sell our solutions. We have been using our channel partners to sell our solutions to small and medium-sized businesses. We cannot assure you that we will be able to develop channel partners to sell to large enterprises or that our existing channel partners will be effective in selling to large enterprises. In addition, as sales of software applications become increasingly important to us, we may need to find channel partners skilled in the sale and implementation of such software applications.
Design defects, errors, failures or “bugs,” which may be difficult to detect, may occur in our solutions.
     We produce highly complex solutions that incorporate both hardware and software. Software can contain bugs that can interfere with expected operations. Our pre-shipment testing programs may not be adequate to detect all defects in individual applications and products or systematic defects that could affect numerous shipments, which might interfere with customer satisfaction, reduce sales opportunities or affect gross margins. In the past, we have had to replace certain components and provide remediation in response to the discovery of defects or bugs in solutions that we had shipped. Any future remediation may have a material impact on our business. Our inability to cure an application or product defect could result in the failure of an application or product line, the temporary or permanent withdrawal from an application, product or market, damage to our reputation, inventory costs, or application or product reengineering expenses. The sale and support of applications and products containing defects and errors may result in product liability claims and warranty claims. Our insurance may not cover or may be insufficient to cover claims that are successfully asserted against us or our contracted suppliers and manufacturers.
We face intense competition from many competitors and we may not be able to compete effectively against these competitors.
     The market for our solutions is highly competitive. We compete against many companies, including Cisco Systems, Inc., Nortel Networks Corporation, Avaya Inc., 3Com Corp, Alcatel, Inter-Tel, Incorporated and Siemens AG. In addition, because the market for our solutions is subject to rapidly changing technologies, we may face competition in the future from companies that do not currently compete in the business communications market, including companies that currently compete in other sectors of the information technology, communications or software industries, mobile communications companies, or communications companies that serve residential rather than business customers.
     Several of our existing competitors have, and many of our future competitors may have, greater financial, personnel, research, and other resources, more well-established brands or reputations and broader customer bases than we have. As a result, these competitors may be in a stronger position to respond more quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may also have customer bases that are more geographically balanced than ours and therefore may be less affected by an economic downturn in a particular region. Competitors with greater resources may also be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. In addition, existing customers of data communications companies that compete against us may be more inclined to purchase business communications solutions from their current data communications vendor than from us. Also, as voice and data communications converge, we may face competition from systems integrators that were traditionally focused on data network integration. We cannot predict which competitors may enter our markets in the future, what form the competition may take or whether we will be able to respond effectively to the entry of new competitors or the rapid evolution in technology and product development that has characterized our markets. Competition from existing and potential market entrants may take many forms, including large bundled offerings that incorporate applications and products similar to those that we offer. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share, we may be required to lower our prices or offer other favorable terms to compete effectively, which would reduce our margins and could adversely affect our operating results.
Our business may suffer if our strategic alliances are not successful.
     We have a number of strategic alliances and continue to pursue strategic alliances with other companies in areas where collaboration can produce industry advancement and acceleration of new markets. The objectives and goals for a strategic alliance can include one or more of the following: technology exchange, product development, joint sales and marketing, or new-market creation. If a strategic alliance fails to perform as expected or if the relationship is terminated, we could experience delays in product availability or impairment of our relationships with customers. In addition, we may face increased competition if a third party acquires one or more of our strategic partners or if our competitors enter into additional successful strategic relationships.
Our operations in international markets involve inherent risks that we may not be able to control.
     We do business in over 90 countries and are increasing our activities in foreign jurisdictions. Accordingly, our future results could be materially and adversely affected by a variety of uncontrollable and changing factors relating to international business operations, including:
•	political or social unrest or economic instability in a specific country or region;

•	macroeconomic conditions adversely affecting geographies where we do business;

•	higher costs of doing business in foreign countries;

•	infringement claims on foreign patents, copyrights, or trademark rights;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements and intellectual property rights through foreign legal systems;

•	trade protection measures and other regulatory requirements which may affect our ability to import or export our products from or to various countries;

•	adverse tax consequences;

•	unexpected changes in legal and regulatory requirements;

•	military conflict, terrorist activities, natural disasters and widespread medical epidemics; and

•	our ability to recruit and retain channel partners in foreign jurisdictions.
Our competitive position may be affected by fluctuations in exchange rates, and our current currency hedging strategy may not be sufficient to counter such fluctuations.
     A significant portion of our business is conducted, and a substantial portion of our operating expenses are payable, in currencies other than the U.S. dollar. Due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future sales and expenses. We use financial instruments, principally forward exchange contracts, in our management of foreign currency exposure. These contracts primarily require us to purchase and sell certain foreign currencies with or for U.S. dollars at contracted rates. We may be exposed to a credit loss in the event of non-performance by the counterparties of these contracts. These financial instruments may not adequately manage our foreign currency exposure. Our results of operations could be adversely affected if we are unable to successfully manage currency fluctuations in the future.
Our quarterly and annual revenues and operating results have historically fluctuated, and the results of one period may not provide a reliable indicator of our future performance.
     Our quarterly and annual revenues and operating results have historically fluctuated and are not necessarily indicative of results to be expected in future periods. A number of factors may cause our financial results to fluctuate significantly from period to period, including:
•	the fact that an individual order or contract can represent a substantial amount of revenues for that period;

•	the size, timing and shipment of individual orders;

•	changes in pricing or discount levels by us or our competitors;

•	foreign currency exchange rates;

•	the mix of products sold by us;

•	the timing of the announcement, introduction and delivery of new products and/or product enhancements by us and our competitors; and

•	general economic conditions.
     As a result of the above factors, a quarterly or yearly comparison of our results of operations is not necessarily meaningful.
We may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.
     We may not be able to generate sufficient cash from our operations to meet unanticipated working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. If we need to secure additional sources of equity or debt financing, our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. Additional financing may not be available on terms satisfactory to us, or at all. If we were to incur high levels of debt, we would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development and capital expenditures. In addition, debt instruments may contain covenants or other restrictions that affect our business operations. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors.

The exercise of redemption rights by one or more of our convertible noteholders would have a material adverse effect on our cash flow and financial position.
     Under the terms of our convertible notes, in the event of a default, the holders of the convertible notes have the right to require us to redeem all or a portion of the convertible notes outstanding and, in the event of any redemption deficiency, enforce the security interest held by them against our assets and certain of our subsidiaries. The maximum amount we would be required to pay the holders of the convertible notes in the event of a default is $55 million plus any accrued and unpaid interest. In addition, in the event of a fundamental change that occurs prior to April 28, 2010, each convertible noteholder will have the option to either convert all or a portion of the holder’s convertible notes into common shares or obligate us to repurchase all or a portion of the convertible notes and, in the former case, will also be entitled to receive from us a premium in the form of additional common shares or cash at our option. Under the terms of the convertible notes, a fundamental change includes the sale of all or substantially all of our property or assets, a change of control, a shareholder-approved liquidation or dissolution, a merger or acquisition, or the number of our common shares held directly or indirectly by Dr. Matthews falling below 115,000,000 (subject to adjustments for stock splits, consolidations or other similar adjustments). See Item 10.C. “Material Contracts – Senior Secured Convertible Note Transaction” for a summary of the principal terms of our convertible notes, including the events of default.
The exercise of put rights held by certain of our shareholders would have a material adverse effect on our cash flow and financial position.
     The holders of 10,000,000 common shares and certain of our preferred shares have the right pursuant to the Shareholders Agreement to require us to purchase all or any portion of such shares if we have not completed an initial public offering by May 1, 2007. The exercise of these put rights, and the related cost to us, would have a material adverse effect on our business, financial condition and results of operations.
The exercise of conversion rights by one or more of our preferred shareholders, warrant holders, convertible noteholders, and option holders, could adversely affect the market value of our common shares as well as our ability to complete any future equity financing.
     As at September 30, 2006, we had outstanding:
•	20,000,000 Class A Series 1 Preferred Shares (“Series A Preferred Shares”) and 67,789,300 Class B Series 1 Preferred Shares (“Series B Preferred Shares”) (collectively, our “Preferred Shares”). These Preferred Shares are convertible into common shares at the option of the holders and upon certain triggering events. The conversion ratio is greater than one common share for each Preferred Share and depends on the value of a common share at the time of conversion;

•	Stock options to acquire 19,108,106 common shares;

•	Warrants to acquire up to an additional 59,674,886 common shares;

•	A warrant (granted to the lead investor in our April 2004 financing) to acquire certain additional common shares upon the occurrence of certain events, such number of common shares to be determined in accordance with the formula set forth in this warrant;

•	Warrants in the aggregate amount of $15 million (acquired by Wesley Clover Corporation, a company controlled directly or indirectly by Dr. Matthews, our principal shareholder and the chairman of our board of directors, in September 2006), to acquire common shares, such number of common shares to be determined in accordance with the formula set forth in these warrants. If these warrants are exercised in connection with an initial public offering, the holder will be entitled to receive additional warrants to acquire common shares in accordance with a formula set forth in these warrants; and

•	$55,000,000 (plus accrued interest) in convertible notes which may be converted into common shares on or after consummation of a qualified initial public offering (as defined in the notes) and upon certain triggering events.
     The issuance of common shares upon the conversion of our Preferred Shares or the exercise of certain warrants or stock options may occur at a time when the conversion or exercise price is below the market value of our common shares. In addition, the convertible notes may be converted into common shares prior to a qualified initial public offering in certain circumstances at a price which may be below the value of our common shares. Therefore, the conversion or exercise of these securities will likely have a dilutive effect on the value of our common shares. The conversion or exercise of these securities will also result in us having more common shares outstanding, which would have a dilutive effect on our earnings per share. Furthermore, the convertible notes, the Preferred Shares, warrants and stock options, as well as the terms of these securities could materially impair our future ability to raise capital through an offering of equity securities. For additional information on these conversion and exercise rights, see Item 10.B. “Additional Information – Memorandum and Articles of Incorporation – Share Capital”.
We are exposed to risks inherent in our defined benefit pension plan.
     We currently maintain a defined benefit pension plan, which was closed to new employees in June 2001, for a number of our past and present employees in the United Kingdom. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from these assumptions, additional contributions by us may be required. As of April 30, 2006, the accumulated benefit obligation of $144.3 million exceeded the fair value of the plan assets of $104.2 million, resulting in a pension liability of $40.1 million. Changes to pension legislation in the United Kingdom may adversely affect our funding requirements.
Transfer pricing rules may adversely affect our income tax expenses.
     We conduct business operations in various jurisdictions and through legal entities in Canada, the United States, the United Kingdom, Barbados and elsewhere. We and certain of our subsidiaries provide solutions and services to, and may from time to time undertake certain significant transactions with, other subsidiaries in different jurisdictions. The tax laws of many of these jurisdictions, including Canada, have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and contemporaneous documentation must exist to support this pricing. The taxation authorities in the jurisdictions where we carry on business, including the Canada Revenue Agency, the United States Internal Revenue Service and HM Revenue & Customs in the United Kingdom, could challenge our arm’s length related party transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.
Future changes in financial accounting standards could adversely affect our reported results of operations.
     A change in accounting policies could have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred with frequency and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.
     In particular, in December 2004 the Financial Accounting Standards Board issued a statement requiring companies to record stock option grants as compensation expense in their income statements. This statement is effective beginning with our first quarter of fiscal 2007. Our current methodology for expensing stock options is based on, among other things, the historical volatility of the underlying stock and the expected life of our stock options. The adoption of this accounting standard could negatively impact our profitability and may adversely impact our stock price.
Governmental regulation could harm our operating results and future prospects.
     Governments in a number of jurisdictions in which we conduct business have imposed export license requirements and restrictions on the import or export of some technologies, including some of the technologies used in our solutions. Changes in these laws or regulations could adversely affect our revenues. A number of governments also have laws and regulations that govern technical specifications for the provision of our solutions. Changes in these laws or regulations could adversely affect the sales of, decrease the demand for, and increase the cost of, our solutions. For example, the Federal Communications Commission may issue regulatory pronouncements from time to time that may mandate new standards for our equipment in the United States. These pronouncements could require costly changes to our hardware and software. Additionally, certain government agencies currently require voice-over-Internet-Protocol products to be certified through a lengthy testing process. Other government agencies may adopt similar lengthy certification procedures which could delay the delivery of our products and adversely affect our revenues.

Our future success depends on our existing key personnel.
     Our success is dependent upon the services of a number of the members of our senior management and software and engineering staff, as well as the expertise of our directors. Competition for highly skilled directors, management, research and development and other employees is intense in our industry and we may not be able to attract and retain highly qualified directors, management, and research and development personnel in the future. In order to improve productivity, a portion of our compensation to key employees and directors is in the form of stock option grants, and as a consequence, a depression in our share price could make it difficult for us to motivate and retain employees and recruit additional qualified directors and personnel. The recent decision by the Financial Accounting Standards Board regarding the accounting treatment of stock options as compensation expense could lead to a reduction in our use of stock options as an incentive and retention tool. We currently do not maintain corporate life insurance policies on the lives of our directors or any of our key employees.
We may make strategic acquisitions in the future. We may not be successful in operating or integrating these acquisitions.
     As part of our business strategy, we will consider acquisitions of, or significant investments in, businesses that offer products, services and technologies complementary to ours. These acquisitions could materially adversely affect our operating results and the price of our common shares. Acquisitions involve significant risks and uncertainties, including:
•	unanticipated costs and liabilities;

•	difficulties in integrating new products, software, businesses, operations, and technology infrastructure in an efficient and effective manner;

•	difficulties in maintaining customer relations;

•	the potential loss of key employees of the acquired businesses;

•	the diversion of the attention of our senior management from the operation of our daily business;

•	the potential adverse effect on our cash position as a result of all or a portion of an acquisition purchase price being paid in cash;

•	the potential issuance of securities that would dilute our shareholders’ percentage ownership; and

•	the inability to maintain uniform standards, controls, policies and procedures.
     Our inability to successfully operate and integrate newly acquired businesses appropriately, effectively and in a timely manner could have a material adverse effect on our ability to take advantage of future growth opportunities and other advances in technology, as well as on our revenues, gross margins and expenses.
The costs and risks associated with Sarbanes-Oxley regulatory compliance may have a material adverse effect on us.
     We will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting commencing with our annual report for the fiscal year ended April 30, 2008. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, and we will incur substantial expenses to test our systems, as well as ongoing compliance costs. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence.
Risks Related to an Investment in our Common Shares
There are significant restrictions on the resale of our securities and there can be no assurance as to when such restrictions will cease to apply, if ever.
     There is presently no public market through which our securities may be sold or resold. Our securities are not listed for trading on any stock exchange, and there is no guarantee that any such listing will be completed in the future. None of our securities have been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any of the states of the United States and are “restricted securities” as defined under the rules of the Securities Act, which may not be transferred to a U.S. person except pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act. Canadian provincial securities laws also restrict the transfer of our securities, unless an exemption from the prospectus requirements is available in respect of such transfer, at least until the time we become a reporting issuer in a province of Canada. In addition, our articles currently contain restrictions on the transfer of our common shares. Investors may be unable to liquidate an investment in our securities, whether or not a listing is subsequently affected. An investor should not purchase our securities unless such investor is able to endure a lack of liquidity and/or withstand a total loss of his or her investment.
Dr. Matthews is a significant shareholder and he has the potential to exercise significant influence over matters requiring approval by our shareholders.
     Dr. Matthews holds 66% of the voting power of our share capital as of September 30, 2006, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions”. Dr. Matthews is also the chairman of our board of directors. Dr. Matthews, given the extent of his ownership position, has the potential to control matters requiring approval by shareholders, including the election of directors, any amendments to our articles of incorporation or by-laws, and significant corporate transactions. Dr. Matthews may have interests that differ from the interests of our other shareholders.

Dr. Matthews’ ownership of our common shares, as well as provisions contained in our articles of incorporation and Canadian law, may reduce the likelihood of a change of control occurring and, as a consequence, may deprive you of the opportunity to sell your common shares at a control premium.
     The voting power of Dr. Matthews, under certain circumstances, could have the effect of delaying or preventing a change of control and may deprive our shareholders of the opportunity to sell their common shares at a control premium. In addition, provisions of our articles of incorporation and Canadian law may delay or impede a change of control transaction. Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. Limitations on the ability to acquire and hold our common shares may be imposed under the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of or control over a significant interest in us and grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, result in a substantial prevention or lessening of competition in any market in Canada. In addition, the Investment Canada Act subjects an acquisition of control of a Canadian business (as that term is defined therein) by a non-Canadian to government review if the value of assets acquired as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada (see Item 10.B. “Additional Information – Memorandum and Articles of Incorporation”). Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their common shares at a control premium.
You may be unable to bring actions or enforce judgments against us, certain of our directors and officers, certain of the selling shareholders or our independent public accounting firm under U.S. federal securities laws.
     We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers, certain of our significant shareholders and our independent public accounting firm reside principally in Canada and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States against us or those persons. There is doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the U.S. federal securities laws, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.
U.S. investors will suffer adverse United States federal income tax consequences if we are characterized as a passive foreign investment company.
     If, for any taxable year, we are treated as a passive foreign investment company, or PFIC, as defined under Section 1297 of the Internal Revenue Code, then U.S. Holders (see Item 10.E. “Additional Information – Taxation – United States Federal Income Tax Considerations”) would be subject to adverse United States federal income tax consequences. Rather than being subject to these adverse tax consequences, U.S. Holders may be able to make a mark-to-market election, which could require the inclusion of amounts in income of a U.S. Holder annually, even in the absence of distributions with respect to, or the disposition of, our common shares. We do not believe that we are a PFIC, nor do we anticipate that we will become a PFIC in the foreseeable future. However, we cannot assure you that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. For a more detailed discussion of the PFIC rules, see Item 10.E. “Additional Information –Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”.
Item 4. Information on Mitel
A. History and Development of Mitel
     We were incorporated in Canada under the Canadian Business Corporation Act (the “CBCA”) on January 12, 2001 by Zarlink Semiconductor Inc. (formerly Mitel Corporation) in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions on February 16, 2001 and March 27, 2001, we acquired from Zarlink the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Zarlink communications systems business. Our registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Telephone: (613) 592-2122, Facsimile: (613) 592-4784.
Significant developments subsequent to Fiscal 2006:
     On May 9, 2006, we filed a registration statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) to sell common shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell common shares in Canada. The registration statement has not yet become effective and these common shares may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.
     On June 23, 2006, one of our competitors, Avaya Inc., filed a complaint in the United States District Court for the Eastern District of Virginia alleging that we are infringing on certain of its patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney’s fees, costs and expenses, and such further relief against us as the court deems just and proper. On September 8, 2006 we filed a defence to Avaya’s complaint and a counterclaim alleging that Avaya is infringing on certain of our patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney’s fees, costs and expenses, and such further relief as the court deems just and proper.
     Avaya has also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of our patents are not being infringed by them or are invalid.
     Neither we nor Avaya have asserted or quantified any of the precise monetary damages allegedly suffered in these complaints. Consequently, we are not able to determine the amount of damages that might be awarded against us or Avaya, or whether we would be able to continue to use the technology that Avaya alleges infringes the patents at suit. We are vigorously defending our company against these complaints. See Item 3.D. “Key Information – Risk Factors – Our business may be harmed if we infringe intellectual property rights of third parties”.
     Subsequent to April 30, 2006, we implemented additional restructuring actions which are expected to result in a special charge in the quarter ending October 31, 2006. The restructuring involved the termination of 104 employees around the world and the consolidation of office locations in the United States.
     There is currently a motion pending to certify a class action in the Ontario Superior Court of Justice that would cover a certain number of our Canadian employees who were terminated in connection with the restructuring activities in the quarter ending October 31, 2006. We are in the process of assessing this motion.
     On June 26, 2006, the parties to the Shareholders Agreement executed an amendment under which each of them has consented to, and each of Zarlink and Power Technology Investment Corporation (“PTIC”) have agreed to defer their respective put rights in connection with 10,000,000 common shares and 16,000,000 Series B Preferred Shares, respectively, from September 1, 2006 to May 1, 2007. See Item 10.C. “Additional Information – Material Contracts” for a further description of the Shareholders Agreement.
     On September 21, 2006, we closed a common share warrant offering under which we sold 15,000 warrants to Wesley Clover for total consideration of $15 million. The holder of these warrants can acquire common shares for no additional consideration, such number of common shares to be determined in accordance with a formula set forth in the warrants. If these warrants are exercised in connection with an initial public offering, The holder will be entitled to receive additional warrants to acquire common shares in accordance with a formula set forth in these additional warrants. See Item 10.B. “ Additional Information – Memorandum and Articles of Incorporation – Wesley Clover Warrants”.
B. Business Overview
     We are a provider of integrated communications solutions and services for business customers. Our Internet Protocol, or IP, based communications solutions consist of a combination of telephony hardware products, such as communications platforms and desktop devices, and software applications that integrate voice, video and data communications with business applications and processes. We refer to these products, applications and desktop devices as solutions because they are configured to meet our customers’ specific needs. We complement our communications solutions with a range of services, including the design of communications networks, implementation, maintenance, training and support services. We believe that our IP-based communications solutions and services enable our customers to realize significant cost benefits and to conduct their business more effectively.
     We have been a vendor of business communications systems for over 25 years. Over the past five years, we have invested heavily in the research and development of IP-based communications solutions to take advantage of the telephone communications industry shift from legacy systems to IP-based systems. As a result of our efforts to realign our business to discontinue certain activities relating to our legacy systems and to focus our efforts on our IP-based communications solutions we have incurred losses in each of the past five fiscal years, including net losses of $44.6 million in fiscal 2006 and $49.6 million in fiscal 2005. As at April 30, 2006, we have an accumulated deficit of $355.5 million. However, we believe our early and sustained investment in IP-based research and development, and our decision to concentrate our efforts on this other technology, has positioned us well to take advantage of the industry shift to IP-based communications solutions. As a result of this strategic focus, we have experienced significant growth in the sales of our IP-based communications solutions as businesses migrate from their legacy systems. Our IP-based product revenues represented 86% of total product revenue in fiscal 2006, an increase of 48% in comparison to fiscal 2005. Additionally, 97% of our system shipments for the quarter ended April 30, 2006 were IP-based communications solutions.
     Our IP-based communications solutions are scalable, flexible, secure, easy to deploy, manage and use, and are currently used by customers with as few as 10 users in a single location to a customer with systems that support as many as 40,000 users in multiple locations. Scalability refers to how well a hardware or software system can adapt to increased demands and is a very important feature because it means customers can invest in a network with confidence that they will not outgrow it. Our solutions can interoperate with various systems supplied by other vendors, allowing our customers to migrate their legacy systems towards an IP-based system at their own pace, and can also be aligned with our customers’ business systems and processes. We offer packaged software applications that are designed to solve particular business communications challenges, including applications for contact centers, mobility, teleworking, messaging and collaboration. We also develop solutions that focus on specific industries as well as custom software applications that address the needs of specific customers. Our customers include prominent hotel chains, governmental agencies, retail chains and healthcare providers worldwide. We operate from over 40 locations around the world and we sell our communications solutions through a distribution network of over 1,400 channel partners that includes wholesale distributors, solutions providers, authorized resellers, communication services providers, systems integrators, and other distribution channels.
Our Solutions
     We have designed our IP solutions to perform as pure IP-based communications solutions and also as gateways to facilitate interoperability with our customers’ existing voice infrastructure and legacy devices.
     Our product portfolio consists of communications platforms and gateways (both of which manage call processing), desktop devices (such as phones, conference units and operator consoles) and software applications (software which typically enables specialized functionality such as messaging, teleworking and collaboration). We complement these products with a broad range of services.
     We have won numerous awards for our product innovation, industrial design and performance. Some of these awards include:

•	Mitel 3300 IP Communications Platform (ICP): Rated Best IP-PBX Value, Mid-Size systems by Miercom (2005)

•	Mitel SX-200 IP Communications Platform (ICP): Rated “Best in Test” by Miercom (2005)

•	Mitel Your Assistant: Communications Convergence, Visions of Convergence, Product of the Year (2004)

•	Mitel Navigator: Internet Telephony Product of the Year (2005); and Frost & Sullivan Award for Technology Innovation (2006)

•	Mitel Customer Interaction Solutions/ Mitel Contact Center Solutions: Customer Value Enhancement Award Contact Center Industry (2004); Customer Interaction Solutions IP Contact Center Technology Pioneer Award (2005); and TMC Labs Innovation Award (2005)

•	Mitel Messaging Server: Internet Telephony Product of the Year (2005)
     We have made significant investments in the development of new IP-based communications solutions to meet the changing needs of our customers and their migration to IP-based communication systems. Our commitment to the development of our IP solutions has resulted in an IP communications portfolio that we believe is among the broadest and most sophisticated in the industry today.
     Platforms and Gateways
     Our IP communications products include the following platforms and gateways:
•	The Mitel 3300 IP Communications Platform (“ICP”). The Mitel 3300 ICP, the cornerstone of our IP-based communications product portfolio, is a converged communications platform that supports our suite of advanced call processing and related applications and IP-enabled desktop devices. Our call processing software supports over 500 networking and end user features and is available in 10 languages. The Mitel 3300 ICP has the flexibility to operate as either a single site, distributed or hosted solution and interoperates with a customer’s legacy infrastructure. The Mitel 3300 ICP is scalable to serve the needs of small and medium businesses with as few as 10 users, and large enterprises with as many as 65,000 users.

•	The Mitel 3300 ICP also acts as an applications and services gateway, allowing customers access to advanced applications such as messaging, mobility and teleworking. With the Mitel Live Business Gateway attributes enabled, the applications and services gateway provides connectivity to Microsoft’s Live Communications Server for our solutions and the legacy infrastructure of competitors. The applications and services gateway uses open industry standards to interoperate with our and third party business applications and devices.

•	For customers with branch offices, we offer the ability to either implement a Mitel 3300 ICP at each location or allow users at a remote site to receive a hosted service from a Mitel 3300 ICP situated elsewhere in the network (or a combination of both options). Those customers using a hosted model have access to the same software applications and services as those situated at the office where the Mitel 3300 ICP physically resides. The Mitel 3300 ICP can also be implemented as a survivable gateway at a branch office such that if the network to the office from which they are being hosted becomes unavailable, then the local Mitel 3300 ICP will provide the same services seamlessly until the network connection is restored. We are able to distribute the features, software applications and services normally only available at larger corporate offices to any part of the network, addressing the communications challenges facing organizations with decentralized operations and personnel. This approach also provides alternative network configurations for customers concerned with disaster recovery and business continuity.
•	Mitel Enterprise Manager. Our enterprise management applications allow our customers to control their network of Mitel 3300 ICPs and associated applications and devices. These applications allow our customers to monitor and control telecommunication spending as well as network monitoring, alarm handling and troubleshooting. Our enterprise management applications include the following:
o	Enterprise Manager. The Enterprise Manager suite provides a single management interface to monitor and manage all of the activities of a single or networked Mitel 3300 ICP and perform day-to-day management tasks helping control costs by delivering simplified PC-based administration.

o	Remote Management. The Remote Management suite allows the maintainer to access network and system information and resolve issues remotely.

o	Integrated Management Applications. The Integrated Management Applications suite provides the ability to analyze the IP network’s capability to support IP communications. Voice quality metrics and diagnostics can be used to test the network capabilities and to help troubleshoot potential issues.

o	Technology Interfaces. Recognizing that some customers may have specialized requirements beyond our packaged software products, we offer a wide range of technology interfaces for specific enhancements. Open interfaces allow integration to third party management solutions, such as those from Microsoft and Hewlett Packard.
•	Mitel SX-200 ICP. The Mitel SX-200 ICP specifically addresses the North American market and provides the features required by the smaller business market and the hospitality industry. The Mitel SX-200 ICP targets organizations with up to 600 users either at a single location or in multiple locations and it supports networking and interoperability with legacy Mitel SX-200 systems.

•	Mitel 3600 Hosted IP Key System. The Mitel 3600 Hosted IP Key System is designed for businesses with fewer than 20 employees. This product is sold through service providers or channel partners who wish to offer a hosted solution and eliminate the need for the platform to be located and managed at the end-user’s office. The Mitel 3600 enables the features of a key telephone system to be delivered as a service and works with Mitel IP Phones.
     Desktop Portfolio:
     Our desktop portfolio includes a broad range of telephones, consoles, conference units, soft phones (a software-only implementation of an IP telephone that runs on a personal computer) and ancillary devices that support our IP-based communications systems. We have been recognized by a number of third parties as a leader in the design of desktop devices, which have been acknowledged for their ease of use, aesthetics, high quality and functionality.

     Our IP-based desktop products interoperate with our IP-based communications platforms and software applications. These desktop products allow users access to advanced telephony features and services such as integrated web browsing, enhanced directory management, and visual voicemail, regardless of whether they are in the office, at home or travelling. Our latest desktop devices provide the capability to customize the displays for particular industries or for customer specific requirements. This customization can be undertaken by a customer, a channel partner or can be performed by our professional services organization.
     We also provide in-building wireless devices which provide access to the majority of the features of the Mitel 3300 ICP.
     Applications
     We offer a broad range of IP-based packaged software applications that are used by businesses across a variety of industries. We also offer customized software applications to businesses requiring highly tailored solutions.
•	Contact Center Applications. A contact center is generally a dedicated function within a business that typically serves as an inside sales help desk, providing customer support, lead generation, emergency response, telephone answering service, inbound response and outbound telemarketing. We provide a suite of web-based applications for streamlining contact center management and reporting. Customers can therefore choose to implement those elements that are most relevant to their business needs. Our contact center applications provide multimedia functionality incorporating routing of an inquiry to the first available agent or the agent that has been idle for the longest period. Visibility of the presence and availability of colleagues or resources can be provided by integration with Microsoft Live Communications Server using the Mitel Live Business Gateway to facilitate first call resolution. An inquiry can be associated with an incoming call, e-mail, fax or webchat. Contact center agents are fully supported across a centralized or multi-site environment including home working.

•	Wireless Telephony Applications. We offer wireless telephony applications for in-building mobility as well as to enable the seamless convergence of in-building wired or wireless networks with mobile cellular-based networks. Our in-building wireless applications provide roaming users with the majority of the features available on a desktop device including extension-to-extension dialing, attendant functions, voice mail and messaging as well as external calling. We use wireless devices that work with other major manufacturers’ wireless access points allowing customers the use of their existing access point investment for in-building mobile telephony. The Mitel 3300 ICP can also pair a cellular phone with an office extension or any other telephone such that each device will ring simultaneously if the office extension is called. This pairing significantly reduces the number of calls that are missed. When a call is answered on a cellular phone it is still presented at the office extension, which means that by pressing a single key on the telephone, the call can be moved from the cellular phone to the office extension. This process can also be achieved in reverse, so that an employee who may need to leave for a meeting, can transfer the call from the office extension to the cellular device. This feature reduces cellular long distance and air time charges and enables the user to operate with one phone number whether in the office, at home or traveling.

•	Video Applications. Our video applications and related devices provide businesses access to video conferencing at the desktop or for dedicated conference rooms. Our video conferencing solutions are easy to use and a conference call can be established by simply dialing the number or extension of the remote party from an IP telephone and then, once the telephone call is established, pressing a single key on the handset to transform the audio call into a video conference. Our video applications and related devices also incorporate collaboration tools, including those from Microsoft Office, that allow users to share computer applications during conferences. Our solutions can simultaneously support eight separate locations involved in the video conference.

•	Collaboration Tools. We offer a computer-based collaboration, presence and contact management application called Your Assistant that can optionally include a softphone. The softphone provides a number of important features of a Mitel desktop telephone on a personal computer, at the user’s desk or from any location around the world where there is access to the Internet. Your Assistant interacts with the user’s contact database and offers secure instant messaging capabilities, video conferencing, knowledge management (automatic retrieval of pertinent files associated with the name and number of the caller) and enables simplified “drag and drop” call and conference call initiation by moving, with a computer mouse, the name of a contact from a list or directory into the communications window. Your Assistant also enables the simple sharing of presentations, documents or spreadsheets and also offers the ability to create a virtual white board on each user’s computer screen for the purposes of creating drawings, diagrams or for making notes. In addition, a video conference can be established with a non-user of Your Assistant by publishing the name of an Internet web page associated with the conference call.

•	Speech Enabled Messaging, Unified Messaging, Integrated Messaging and Voice Mail. We offer a speech-enabled application called “Speech Server Unified Messaging” that gives users the ability to control their telephony functions through voice-activated commands. Speech Server Unified Messaging supports conversational speech recognition, recognizing entire sentences and not simply single words, allowing users to answer or forward voice and e-mail messages with voice or text responses. NuPoint Messenger, our branded “integrated messaging” application, provides a scalable and reliable way to relay, store, and retrieve voice messages using either a phone, fax machine, pager or personal computer. NuPoint Messenger also allows users to have their calls routed to them while they are travelling, or access to their voice or fax messages from their personal computer. NuPoint Messenger provides a high availability and highly scalable solution, which can be suitable as a carrier or large enterprise solution. Our 6510 Integrated Messaging product allows businesses to mix and match the requirements of individual employees by supporting both unified messaging and traditional voicemail on the same platform. Our 6510 “Messaging Server” product allows businesses to mix and match the requirements of individual employees by supporting both unified messaging and traditional voicemail on the same platform. Messaging Server also allows users to access voicemail, e-mail and fax messages from a single mailbox. Messaging Server supports Microsoft Outlook/Exchange, IBM Lotus/Domino and Novell Goupwise messaging envirornments. Our messaging solutions interoperate with both Microsoft Live Communications Server and Microsoft Outlook.

•	Teleworking. Our IP-based teleworker solution enables users to make secure and encrypted IP phone calls from their home office or any remote office by extending the features and functionality of an office telephone over the Internet. As a result, long distance charges can be significantly reduced or in some cases eliminated. As an option, our Teleworker telephone can support an integral module that allows the telephone to access the public switched telephone network for making local calls and calls to emergency services and to receive incoming calls. Customers can download reports that provide detailed usage statistics on teleworker activity. This information provides “return on investment” feedback as a means of itemizing savings.
Our Legacy Telephony Communication Solutions
     Our legacy circuit-switched telephony portfolio includes the Mitel SX-2000, a fully featured traditional communications platform that addresses businesses with up to 20,000 users. This system provides extensive features and functionality, allows individual elements of the system to be distributed throughout an organization, can support redundant hardware and software to minimize system downtime and supports networking between systems, based on industry standards, for seamless voice communications between separate sites. The Mitel SX-200 is a traditional circuit-switched telephony platform, with a number of key telephony features, that addresses single site and small multi-site businesses with fewer than 400 users. Both the Mitel SX-2000 and the Mitel SX-200 are complemented by a portfolio of digital telephones and a suite of applications. We offer a simple migration path to IP communications for customers with Mitel SX-2000 and Mitel SX-200 implementations using the Mitel 3300 ICP and Mitel SX-200 ICP.
Our Services
     We complement our product offerings with a broad range of services. Our services are delivered by both our channel partners and us and extend from initial planning and design through to implementation and support. Planning services include needs assessments, site surveys, system configuration, network design and project management. Implementation services include IP-based system and application implementations, advanced messaging implementations and multi-site installations. Additional services include resource coordination, project management, contract administration, performance management, customized applications development, technical support services, long-term systems management service, and training. Our support options are flexible to meet the varied needs of our customers, including warranty coverage and maintenance agreements. Our service offerings enable us to maintain and grow our relationship with our customers and provide us with recurring revenues.
     Historically, legacy equipment maintenance was focused on hardware. Dealing with a service concern typically entailed the dispatch of a technician to the customer site for diagnosis and repair or replacement of defective hardware. In recent years, as our product mix has transitioned towards IP-based communications solutions, the nature and delivery of our service offerings has changed. Today, our product offerings are increasingly software-based. This fact, combined with efficiencies enabled from significant systems and process investments, means that diagnosis (and in some cases, the resolution) of customer outages or concerns can often be done remotely, more quickly and at a lower cost.
Business Segments and Principal Markets
     Effective fiscal 2006, we changed our structure of reporting so that the reportable segments are now represented by the following four geographic areas: the United States; Canada and Caribbean & Latin America (CALA); Europe, Middle East & Africa (EMEA); and Asia-Pacific. These reportable segments were determined in accordance with how management views and evaluates our business. In previous years, we reported our operations in two segments: the

Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). The results of operations for 2005 and 2004 have been restated to conform with the new presentation.
     The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal				Six days ended		Fiscal
	2004		2005		April 30, 2005		2006
		% of		% of		% of		% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	(in millions, except percentages)
United States	$161.4	47.4%	$153.5	44.9%	$1.8	56.3%	$178.5	46.1%
EMEA	140.5	41.2%	145.5	42.5%	1.0	31.2%	156.3	40.4%
Canada and CALA	33.4	9.8%	37.2	10.8%	0.4	12.5%	43.6	11.3%
Asia Pacific	5.4	1.6%	6.0	1.8%	—	—	8.7	2.2%

	$340.7	100.0%	$342.2	100.0%	$3.2	100.0%	$387.1	100.0%

Sales, Marketing and Distribution
     Our sales and marketing strategy leverages our own offices in 17 countries with the local presence and customer relationships of over 1,400 channel partners servicing customers in more than 90 countries. Product fulfillment and order logistics for most of our channel partners are generally performed in the United States and Europe by our wholesale distributors. During fiscal 2006, our major distributors included GrayBar Electric Co., Inc., Tech Data Corporation, Westcon Group, Inc. and, to a lesser extent, Sprint North Supply, as it transitioned its focus away from the enterprise market during the year. Our channel partners are supported by our internal teams of channel managers, systems engineers, technical account managers and sales administrators. To complement our channel partner network, we also provide support to independent consultants who focus on assisting companies with network design, implementation and vendor selection. We believe our extensive channel partner network allows us to effectively sell our solutions globally, without the need to build dedicated in-house sales and service capabilities in every geographic market. We continue to recruit channel partners with a focus on growing market coverage, supporting converged solutions, and implementing applications interoperation.
     We do not employ a traditional direct versus indirect strategy, under which a direct sales team may compete with indirect channel partners for the same end user sales opportunity. Instead, our own sales staff work either directly with a prospective customer or in coordination with a channel partner in defining the scope, design and implementation of the solution. These customers can decide to do business directly with us or through a channel partner. Our sales staff are directed to operate a channel-neutral selling approach. On a case-by-case basis we may close a sale on a direct basis, while utilizing one of our channel partners for the purpose of fulfilment and ongoing support. Conversely, channel partners may bring us sales opportunities for which they see a greater likelihood of winning the account if we take a lead role in the selling process.

     Our marketing organization employs a comprehensive strategy to enhance our brand, attract and retain channel partners, differentiate our product offerings and develop solutions for specific industry markets. Brand development is conducted through advertising, media articles, trade conferences, product placements, analyst relations and web content delivery. Our channel marketing organization designs and administers incentive programs targeted at gaining mind share with our channel partners. Our solutions marketing organization develops materials and programs for our portfolio of solutions that provide clear business value to our target customers. Our vertical marketing team understands the unique business needs and challenges of our key vertical markets and tailors our solutions to address those needs. We also operate 16 demonstration centers equipped with our latest solutions. These centers are used by both our channel partners and our own staff to demonstrate our solutions to existing and prospective customers.
     As at September 30, 2006, our sales and marketing force consisted of 382 employees.
Our Strategy
     Our strategy is to build from our leading position in the small and medium-sized business market to also attract large enterprise customers, increase our market share and generate attractive returns for our shareholders. To accomplish these objectives, we intend to:
•	Continue to expand our market focus through our highly scalable solutions;

•	Increase our focus on software applications;

•	Provide a gradual migration path to IP for our customers and those of our competitors;

•	Expand our geographic presence and distribution capabilities;

•	Broaden and deepen our strategic partnerships and alliances;

•	Continue to leverage our operating model;
     Our growth strategy may also include the acquisition of additional businesses, technologies, product lines or services in the future and may also include the divestiture or downsizing of product or service groups in order to permit us to focus on what we believe are our core competencies.
Manufacturing and Supply Chain Management
     We outsource all of our manufacturing and certain of our supply chain management and distribution functions. The outsourcing of these functions allows us to:
•	focus on the design, development, sales and support of our products;

•	leverage the scale and expertise of specialized contract manufacturers;

•	reduce manufacturing and supply chain risk;

•	reduce distribution costs; and

•	ensure competitive pricing and levels of service.
     We outsource most of our worldwide manufacturing and repair operations to BreconRidge, one of the world’s top 50 electronics manufacturing services, or EMS, companies. BreconRidge specializes in the communications, industrial and consumer market sectors and provides many services including design, process and test engineering services, component sourcing, manufacturing, repair/refurbishment and distribution services. BreconRidge is ISO 9001 certified and has more than 725,000 square feet of manufacturing capacity in state-of-the-art facilities in Canada, the United States, the United Kingdom and China. In addition to BreconRidge, we outsource the manufacturing of a number of our IP platforms to Plexus Corp. of the United States and certain desktop sets to WKK Technology Ltd. in China.
     The manufacturing of our products has been allocated among these key suppliers to reduce the risks associated with using a single supply source and to ensure competitive pricing and levels of service. This approach also enables us to respond more rapidly to increases in demand for our products. Our suppliers are responsible for performing periodic market reviews to validate proposed pricing actions.
     We have an internal operations group which has the responsibility of managing these contract manufacturing relationships. Functions performed by our operations group include:
•	evaluating, selecting, pricing and negotiating contracts with EMS suppliers;

•	monitoring EMS supplier contract manufacturer performance against established service level agreements;

•	maintaining the authorized vendor list of component suppliers;

•	managing finished goods inventory; and

•	selecting outbound freight partners, shipping methods, remote stocking strategies and shipping routes.
     In addition, we retain Lytica Inc., an independent contract manufacturing consultancy, to assist us in assessing, on a quarterly basis, if pricing from BreconRidge, Plexus Corp. and WKK Technology Ltd. is at market rates and if the level of service obtained from them is comparable to their competitors.
Research and Development
     Since 2001, we have invested heavily in IP-based product research and development. This strategy has been based on two key planning assumptions. First, we believed that the shift in customer demand towards IP-based solutions would be one of the most significant technology developments in the voice communications industry since digital telephony displaced analog phone systems in the 1980s. Second, we believed that the transition to IP-based solutions, when it did happen, would be rapid. Companies who did not anticipate and proactively plan for this rapid technological change would miss out on a significant market opportunity, suffer significant customer and market share losses and damage their potential for future revenue growth. Our new product development programs are exclusively focused on developing IP-based solutions.
     Accordingly, we have been executing an aggressive research and development investment strategy, designed to position us with one of the broadest portfolios of IP-based communications solutions in the industry. This strategy has been reflected in our research and development expense levels, which have ranged between 11% and 17% of revenues in the period from fiscal 2001 through fiscal 2006 and will continue to be substantial for the foreseeable future. As a percentage of revenues, this expenditure has been significantly higher than many of our competitors. Our investment strategy has positioned us with a broad range of feature-rich, scalable, standards-based and interoperable IP-based solutions, that allow us to capitalize on our historical strength in the small and medium-sized business market, and expand our addressable market to larger enterprise customers. This strategy has also allowed us to migrate our product revenues over the past four years, from being predominantly based on legacy circuit-switched technology to 86% IP products in the fiscal year ended April 30, 2006. As a result, we believe we have minimal exposure to continued erosion of legacy product revenues.
     Our research and development organization is based in Ottawa, Canada and comprised of 310 personnel as of September 30, 2006, almost all of whom are engaged in IP product design and verification. Research and development personnel have an average tenure with us of approximately 9 years, and bring competencies in real time software, call control, telephony applications and digital signal processing. Our ratio of software to hardware engineers is approximately 5:1, reflecting our focus on software in our core products and our growing suite of applications. We also leverage outsourced development relationships with a number of third party software development firms, both for specific software applications that we may brand as Mitel products and for non-mission-critical development and support. We target a major release cycle for our key products every six to nine months.
     The TPC Agreement (as described in Item 10.C. “Additional Information — Material Contracts — TPC Agreement”) requires us to conduct an aggregate of C$400 million worth of research and development over the five year period commencing on March 31, 2005, with a minimum of C$50 million per year. A default under the TPC Agreement would also be a default under the terms of our convertible notes. We have initiated discussions with the Canadian federal government seeking an amendment to the TPC Agreement to extend the term over which the aggregate amount of C$400 million must be expended on research and development. There is no assurance that we will receive this amendment. We believe that we will meet the current minimum annual spending requirements. If we fail to meet the five year aggregate spending requirement, the earliest date that we would be in default would be March 31, 2010. We would then have 30 days, or until April 30, 2010, to cure the default, which is three days after the date on which the convertible notes mature. Consequently a default under the TPC Agreement related to the five year spending obligation would have no consequences with respect to the cross default provision in the convertible notes. We spent C$52.2 million during the year ended March 31, 2006 and therefore achieved the minimum requirement during the first year of the five year period.
Intellectual Property
     We have over 650 patents and pending applications in the United States, Canada and Europe, and in other countries around the world, covering over 250 inventions. Approximately one third of our patents and pending applications relate to IP telephony and collaboration technology, while the balance cover industrial designs (primarily in connection with our desktop devices) and our legacy telephony communications solutions. Within the last five years we have focused our intellectual property efforts on seeking patent protection for our IP-based communications inventions. In Fiscal 2006, for instance, we filed 18 new patent applications for IP-based communications inventions. We have a number of patents in the areas of presence, collaboration and mobile communications.

     Historically, our strategy has been to rely on our patent portfolio primarily to counter against allegations of infringement on the patents held by our competitors. Given the strength of our IP-based patent portfolio, we are developing a strategy to leverage these assets by asserting our rights in certain patented technologies.
     Our other intellectual property assets include industrial designs, trademarks, proprietary software, copyrights, operating and instruction manuals, trade secrets and confidential business information.
     Our solutions may contain software applications and hardware components that are either developed and owned by us or licensed to us by third parties. The majority of the software code embodied in each of our core call-processing software, IP-based teleworker software, wireless telephony software applications, integrated messaging and voicemail software and Microsoft collaboration interfaces has been developed internally and is owned by us.
     In some cases, we have obtained a non-exclusive license from third parties to use, integrate and distribute with our products certain packaged software, as well as customized software. This third-party software is either integrated into our own software application or is sold as a separate self-contained application, such as voicemail or unified messaging applications. The majority of the software that we license is packaged software that is made generally available and has not been customized for our specific purpose. If any of these third-party licenses were to terminate, our options would be to either license a functionally equivalent software application or develop the functionally equivalent software application ourselves.
     We have also entered into a number of non-exclusive license agreements with third parties to use, integrate and distribute certain operating systems, digital signal processors and semiconductor components as part of our IP-based communications platforms and IP-based desktop portfolio. If any of these third-party licenses were to terminate, we would need to license functionally equivalent technology from another supplier.
     It is our general practice to include confidentiality and non-disclosure provisions in the agreements entered into with our employees, consultants, manufacturers, end-users, channel partners and others to attempt to limit access to and distribution of our proprietary information. In addition, it is our practice to enter into agreements with employees that include an assignment to us of all intellectual property developed in the course of their employment.
Competition
     Historically, our competition has come primarily from two groups of vendors. The first group consists of traditional telephony products companies such as Avaya, Nortel, Alcatel, Siemens and InterTel. When competing against these companies we generally focus on the following factors:
•	the quality of our IP product portfolio and richness of our software applications;

•	the useability of our software and their application to vertical markets;

•	the interoperability with equipment supplied by other vendors and with legacy circuit-switched network equipment;

•	the scalability and flexibility of our architecture, and the ease of deployment in either a centrally-managed, remotely-distributed or hosted architecture;

•	the strength of our strategic alliances; and

•	the ease of doing business for our channel partners.
     The second group of competitors consists of data product companies such as Cisco and 3Com, who, in recent years, have expanded their offerings to include IP-based voice communications products. When competing against these companies, we focus on our ability to migrate to IP-based solutions at a pace that makes sense for the customer and the richness of our software applications, in addition to the other factors listed above.
     We also compete with a number of new startup companies who are focused on the IP-based communications market. We compete against these new entrants by leveraging our size, our extensive channel network, our large installed based, our global presence and our deep knowledge of telephony built on over 25 years of developing telephony solutions.
C. Organizational Structure
     See Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions” for a discussion of our major shareholders and their related ownership interest in Mitel.
     We carry on our worldwide business directly and through our subsidiaries. Our material subsidiaries are shown on the chart below, with the jurisdiction of incorporation in parentheses:
D. Property, Plant and Equipment

Leased Facilities:
     We do not own any real property. The following table outlines significant properties that we currently lease:

		Area	Expiration
Location	Purpose	(in square feet)	Date of Lease
Ottawa, Canada	Corporate Head Office(1)	352,000	February 15, 2011
Caldicot, United Kingdom	U.K. and EMEA Regional Headquarters	45,000	March 9, 2021
Ottawa, Canada	Office and Manufacturing Facilities(2)	160,000	February 15, 2011

(1)	42,930 square feet sublet to an unrelated third party until August 14, 2009.

(2)	Sublet to BreconRidge until August 31, 2006 — See Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions — BreconRidge Manufacturing Solutions Corporation”. An aggregate of 80,246 square feet has subsequently been sublet to two unrelated third parties until August 31, 2009 and January 3, 2008, respectively.
     The Ottawa facilities are leased from Brookstreet Research Park Corporation, a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Brookstreet Research Park Corporation”.
     In addition to these significant properties, we also operate a number of regional sales offices throughout the world from leased facilities totaling, in the aggregate, approximately 750,000 square feet, including offices:
•	throughout the United States (including New York City, Atlanta, Chicago, Boston, Orlando (Florida), Costa Mesa (California), Herndon (Virginia) and Waukesha (Wisconsin));

•	throughout Canada (including Toronto, Montreal, Calgary, Winnipeg, Burnaby (British Columbia) and Halifax);

•	throughout the United Kingdom (including London and Strathclyde (Scotland));

•	throughout Continental Europe, the Middle East and Africa (including France, Germany, the Netherlands, Italy, Saudi Arabia, Dubai and South Africa);

•	in Asia-Pacific (including Hong Kong and Beijing (China), Singapore and Sydney (Australia)); and

•	in Mexico City, Mexico.
     We believe that these facilities are adequate for our immediate needs and that additional space would be available if needed to accommodate any expansion.

Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements, as well as the other financial information appearing elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties and that reflect estimates and assumptions. Our actual results may differ materially from those indicated in forward-looking statements. Factors that could cause our actual results to differ materially from our forward-looking statements are described in Item 3.D. “Key Information — Risk Factors” and elsewhere in this annual report.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our accompanying audited consolidated financial statements for the fiscal years ended Fiscal 2004, Fiscal 2005, the Transition Period and Fiscal 2006. These reports are presented in United States (US) dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as “US GAAP”. See Item 18 “Financial Statements”.
     During Fiscal 2004, we adopted the US dollar as our reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented are translated from Canadian dollars to US dollars in accordance with SFAS No. 52, Foreign Currency Translation. Income statement balances are translated using weighted average exchange rates over the relevant periods, assets and liabilities are translated at the exchange rate as of the balance sheet dates, and shareholders’ equity balances are translated at the exchange rates in effect on the date of each transaction. We made this change to enhance the communication of our financial results with our shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of our industry counterparts and competitors. There has been no change in the functional currencies used in preparing the consolidated financial statements discussed herein.
Overview
     We are a provider of integrated communications solutions and services for business customers. Our solutions include products such as platforms, desktop appliances and software applications. We complement our communications solutions with a range of services including maintenance and support, managed services, installation and other professional services. Our IP-based communications solutions integrate voice, video and data communications with business applications and processes. We believe that these solutions enable our customers to realize significant cost benefits and to conduct their business more efficiently and effectively. See Item 4.A. “Information on Mitel – History and Development of Mitel” for further information concerning the Company.
     Over the past five years, we have strategically invested in the research and development of IP-based communications solutions to take advantage of the telephone communications industry shift from legacy digital telephony technology to new IP-based platforms, desktop devices and software applications. We have realigned our business to discontinue certain activities relating to our legacy solutions and to focus our sales and marketing efforts on our IP-based communications solutions. We have also undertaken certain non-recurring cost reduction measures, including staff reductions, to align our operating expense model with current revenue levels while we focused on developing a broad portfolio of IP-based communications solutions. As a result of the strategic investment in the research and development of IP-based communications solutions and efforts to realign our business to discontinue certain activities relating to our legacy systems and to focus on our IP-based communications solutions, we have incurred losses in each of the past five fiscal years, including net losses of $44.6 million in fiscal 2006 and $49.6 million in fiscal 2005.
     Notwithstanding our history of net losses, we believe that we are well positioned to improve our financial position as many of the cost reduction measures we have undertaken were incurred in connection with our migration to IP-based communications solutions and are therefore non-recurring. Additionally, we believe that our early and sustained investment in IP-based research and development, and our decision to concentrate our efforts on this new technology, have positioned us to take advantage of the industry shift to IP-based communications solutions, as businesses migrate from their legacy systems. This is evidenced by a 48% increase in IP-based product revenues in fiscal 2006 compared with fiscal 2005 and 97% of our system shipments for the quarter ended April 30, 2006 being IP-based communications solutions.
Comparability of Periods
     On April 24, 2005, we changed our fiscal year end from the last Sunday in April to April 30 in each year. The selection of the last Sunday in April as our fiscal year end typically resulted in a fifty-two week year with four thirteen week quarters. The change in the fiscal year end allows us to better align our reporting results with those of our industry peers. Results for the six-day transition period (the “Transition Period”) from April 25, 2005 to April 30, 2005 have been included in this discussion and analysis; however, it would not be meaningful to extrapolate this six-day period to forecast quarterly or annual operating results. In light of our realignment of our business over the past five years to focus on IP-based communications solutions, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as being a good indicator of our future performance.
     Effective fiscal 2006, we changed our structure of reporting so that the reportable segments are now represented by the following four geographic areas: the United States; Canada and Caribbean & Latin America (CALA); Europe, Middle East & Africa (EMEA); and Asia-Pacific. These reportable segments were determined in accordance with how management views and evaluates our business. In previous years, we reported our operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). The results of operations for 2005 and 2004 have been restated to conform with the new presentation.
Key Performance Indicators

     Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: revenues, gross margins, operating costs and cash flows.
     Revenue performance is evaluated from both a geographical perspective, in accordance with our reportable segments, and from a revenue source perspective, that is product revenues and service revenues. We evaluate revenue performance by comparing the results to management forecasts and prior period performance.
     Gross margins and operating costs are evaluated in similar manners as actual performance is measured against both management forecasts and prior period performance.
     Cash flow from operations is the key performance indicator with respect to cash flows. As part of monitoring cash flow from operations, we also monitor our ability to collect accounts receivable by measuring our day’s sales outstanding.
     In addition to the above indicators, from time to time, we also monitor performance in the following areas: status with our key customers on a global basis; the achievement of expected milestones of our key R&D projects; and the achievement of our key strategic initiatives. In an effort to ensure we are creating value for our customers and maintaining strong relationships with those customers, we monitor the status of key customer contracts and conduct regular customer satisfaction surveys to monitor customer service levels. With respect to our R&D projects, we measure content, quality and timeliness against project plans.
Sources of Revenues and Expenses
     The following describes our sources of revenues and expenses.
  Revenues
     We generate our revenues principally from the sale of integrated communications solutions and services to business customers with these revenues being classified as product or service revenues. Product revenues are comprised of revenues generated from the sales of platforms and desktop devices, software applications and other product-related revenues, while service revenues are primarily comprised of revenues from maintenance and support, managed services, installation and other professional services.
     We sell our communications solutions and services through a distribution network of channel partners that includes wholesale distributors, solutions providers, authorized resellers, communications service providers, systems integrators, and other technology providers. We complement and support our channel partners in selected markets using a sales model whereby our sales staff works either directly with a prospective customer, or in coordination with a channel partner in defining the scope, design and implementation of the solution.
     Software revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenues are allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenues related to post-contract support, including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the post-contract support term for contracts that are greater than one year. For contracts where the post-contract support period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenues are recognized together with the initial licensing fee and the estimated costs are accrued.
     We make sales to distributors and resellers based on contracts with terms typically ranging from one to three years. For products sold through these distribution channels, revenues are recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenues from product sales are allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenues attributable to undelivered elements are deferred and recognized upon performance or ratably over the contract period.
     Our standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenues are recognized, an accrual for estimated warranty costs is recorded as a component of cost of revenues based on prior claims experience. Sales to our resellers do not provide for return or price protection rights while sales to distributors provide for these rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenues are recognized. For new distributors, we estimate the product return provision using past return experience with similar distribution partners operating in the same regions. We offer various cooperative marketing programs to assist our distribution channels to market our products. Allowances for these programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.
     We also sell products, including installation and related maintenance and support services, directly to end-user customers. For products sold directly to end-user customers, revenues are recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenues from installation are recognized when services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenues are also derived from professional service contracts with terms that typically range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenues from customer support, professional services and maintenance contracts are recognized ratably over the contractual period, generally one year.

Billings in advance of services are included in deferred revenues. Revenues from installation services provided in advance of billing are included in unbilled accounts receivable.
     Certain arrangements with end-user customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, these amounts are unbundled from the product and installation revenues at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.
     We provide long-term system management services of communication systems (“Managed Services”). Under these arrangements, Managed Services and communication equipment are provided to end-user customers for terms that typically range from one to ten years. Revenues from Managed Services are recognized ratably over the contract period. We retain title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.
     Cost of Revenues
     Cost of revenues is comprised of product costs and service costs. Product cost of revenues consists of cost of goods purchased from third-party electronics manufacturing services, or EMS suppliers, inventory provisions, engineering costs, warranty costs and other supply chain management costs.
     We outsource most of our worldwide manufacturing and repair operations to BreconRidge. In addition to BreconRidge, we outsource the manufacturing of a number of our IP-based platforms to Plexus Corp. of the United States and certain desktop sets to WKK Technology Ltd. in China. The manufacturing of our products has been allocated among these key suppliers to reduce the risks associated with using a single supply source. See Item 3.D. “Key Information -Risk Factors — Because we depend primarily upon one outside contract manufacturer to manufacture our products, our operations could be delayed or interrupted if we encounter problems with this contractor”. We retain Lytica Inc., an independent contract manufacturing consultancy, to assist us in attempting to confirm, on a quarterly basis, that pricing from BreconRidge, Plexus Corp. and WKK Technology Ltd. is at market rates and the level of service obtained from them is comparable to their competitors.
     Service cost of sales is primarily comprised of labor costs associated with maintenance and support, Managed Services, installation and other professional services.
     Research and Development Expenses
     Our product development programs are focused on developing IP-based communications solutions. Our research and development organization is based in Ottawa, Canada and comprises over 300 personnel, almost all of whom are engaged in IP product design and verification. We also leverage outsourced development relationships with a number of third party software development firms, for non-mission-critical development and support.
     Research and development expenses consist primarily of salaries and related expenses for engineering personnel, materials and consumables and subcontract service costs.
     Sales, General and Administrative Expenses
     Sales, general and administrative, or SG&A, expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, advertising, trade shows and other promotional activities and materials, administrative and financing functions, legal and professional fees, insurance and other corporate and overhead expenses.
     Special Charges
     Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business to focus on IP-based communications solutions. Special charges consist primarily of workforce reduction costs, lease termination obligations, assets write-offs and legal costs. We reassess the accruals on a regular basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change.
     Other Operating Expenses
     Other expenses included as deductions against operating income include gains or losses on sale of assets or operations and amortization of acquired intangibles. Acquired intangible assets were fully amortized in early fiscal 2004.

A. Operating Results
The following table sets forth our audited consolidated statement of operations data for the fiscal periods indicated:

	STATEMENT OF OPERATIONS DATA
					Six Days
	Year Ended				Ended	Year Ended
	April 28,	April 27,	April 25,	April 24,	April 30,	April 30,
	2002	2003	2004	2005	2005	2006
		(in millions of U.S. dollars, except share and per share data)
Revenues	$358.0	$352.2	$340.7	$342.2	$3.2	$387.1
Cost of revenues	215.5	225.4	202.9	213.2	2.4	225.7

Gross margin	142.5	126.8	137.8	129.0	0.8	161.4

Research and development	59.1	41.2	36.2	41.4	0.7	44.1
Selling, general and administrative	141.9	114.9	111.4	114.9	1.8	120.7
Special charges	7.4	13.7	11.7	10.6	—	5.7
Loss (gain) on disposal of assets	1.5	—	0.6	3.4	—	(2.4)
Amortization of acquired intangibles	43.8	29.1	0.2	—	—	—

Operating loss	(111.2)	(72.1)	(22.3)	(41.3)	(1.7)	(6.7)

Other (income) expense, net	3.4	0.9	8.0	7.5	(0.1)	39.8
Income tax (recovery) expense	0.1	(2.9)	0.3	0.8	—	(1.9)

Net loss	$(114.7)	$(70.1)	$(30.6)	$(49.6)	$(1.6)	$(44.6)

Net loss per common share
Basic and diluted	$(1.10)	$(0.63)	$(0.26)	$(0.49)	$(0.01)	$(0.44)

Weighted average number of common shares outstanding (in millions)	106.8	113.1	127.8	113.8	117.1	117.2

     Fiscal 2006 as compared to Fiscal 2005
     The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2006 and 2005:

	Fiscal
	2005		2006		Change
		% of		% of
	Amounts	Revenues	Amounts	Revenues	Amount	%

	(in millions, except percentages)
Revenues	$342.2	100.0%	$387.1	100.0%	$44.9	13.1%
Cost of revenues	213.2	62.3%	225.7	58.3%	12.5	5.9%

Gross margin	129.0	37.7%	161.4	41.7%	32.4	25.1%

Research and development	41.4	12.1%	44.1	11.4%	2.7	6.5%
Selling, general and administrative	114.9	33.6%	120.7	31.1%	5.8	5.0%
Special charges (1)	10.6	3.1%	5.7	1.5%	(4.9)	(46.2%)
Loss (gain) on sale of manufacturing operations	3.4	1.0%	(0.9)	(0.2%)	(4.3)	*
Gain on sale of assets	—	—	(1.5)	(0.4%)	(1.5)	*

Operating loss	(41.3)	(12.1%)	(6.7)	(1.7%)	34.6	*

Interest expense	2.6	0.8%	7.6	2.0%	5.0	192.3%
Mark-to-market adjustment on derivatives	5.3	1.5%	32.6	8.4%	27.3	515.1%
Other (income) expense, net	(0.4)	(0.1%)	(0.4)	(0.1%)	—	*
Income tax (recovery) expense	0.8	0.2%	(1.9)	(0.5%)	(2.7)	*

Net loss	$(49.6)	(14.5%)	$(44.6)	(11.5%)	$5.0	(10.1%)

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and realign our business.
     Revenues:
     Geographic Segment Revenues:
     Our reportable segments are represented by the following four geographic sales regions:
•	the United States;

•	Europe, Middle East & Africa (EMEA);

•	Canada and Caribbean & Latin America (CALA); and

•	Asia Pacific.
     These reportable segments were determined in accordance with how our management views and evaluates our business. The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	2005		2006		2006 Change
		% of		% of
	Revenues	Revenues	Revenues	Revenues	Amount	%

	(in millions, except percentages)
United States	$153.5	44.9%	$178.5	46.1%	$25.0	16.3%
EMEA	145.5	42.5%	156.3	40.4%	10.8	7.4%
Canada and CALA	37.2	10.8%	43.6	11.3%	6.4	17.2%
Asia Pacific	6.0	1.8%	8.7	2.2%	2.7	45.0%

	$342.2	100.0%	$387.1	100.0%	$44.9	13.1%

     During fiscal 2006 revenues grew by $44.9 million, or 13.1%, compared to fiscal 2005.
     We have experienced revenue growth for the fiscal year ended April 30, 2006 across all geographical segments, with the most significant growth, in absolute dollars, coming from the United States and EMEA.
     Revenue growth in the United States is primarily attributable to increased product sales through both the region’s channel partners and direct sales offices. In addition, the region has enjoyed significant growth in its service revenues primarily due to increased installation services that are directly associated with the growth in product sales through our direct sales.
     Revenue growth in EMEA is primarily attributable to increased product sales through the region’s channel partners, specifically in the United Kingdom and Continental Europe. However, revenue growth in the region has been partially mitigated by a significant year-over-year decline in the region’s services business resulting from a decline in both maintenance and support and Managed Service revenues. We anticipate that our service revenues in the region will continue to decline in the future due to increased market competition on both maintenance and support and Managed Service contract renewals.
     The overall growth in global product sales as well as the decline in maintenance and support and Managed Service revenues is addressed in greater detail below.
     We expect that we will continue to see greater than 80% of our global revenues generated through the United States and EMEA operating segments for the foreseeable future.
     The following table sets forth total revenues for groups of similar products and services, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2005		2006		Change
		% of		% of
	Revenues	Revenues	Revenues	Revenues	Amount	%

	(in millions, except percentages)
Products:
Platforms and desktop appliances	$165.1	48.2%	$204.3	52.8%	$39.2	23.7%
Software applications	23.5	6.9%	34.2	8.8%	10.7	45.5%
Other (1)	19.1	5.6%	22.0	5.7%	2.9	15.2%

	207.7	60.7%	260.5	67.3%	52.8	25.4%

Services:
Maintenance and support	85.3	24.9%	80.9	20.9%	(4.4)	(5.2%)
Installation	22.1	6.5%	24.6	6.4%	2.5	11.3%
Managed services	10.9	3.2%	9.2	2.4%	(1.7)	(15.6%)
Professional and other services	16.2	4.7%	11.9	3.0%	(4.3)	(26.5%)

	134.5	39.3%	126.6	32.7%	(7.9)	(5.9%)

	$342.2	100.0%	$387.1	100.0%	$44.9	13.1%

(1)	Other products include mainly OEM products representing approximately 5.5% of total revenues in both the fiscal year ended April 24, 2005 and the fiscal year ended April 30, 2006.
     Product Revenues:
     Revenues from product sales were $260.5 million in the fiscal year ended April 30, 2006 compared to $207.7 million in fiscal 2005, representing an increase of 25.4%.
     Revenues generated by sales of our communications platforms and desktop devices increased by $39.2 million or 23.7% on a year-over-year basis. During fiscal 2006 sales of IP-based communication platforms and desktop devices increased by 45%, or approximately $55.0 million, compared to fiscal 2005. Consistent with recent periods, we continued to experience a decrease in sales of our legacy communication platforms and desktop devices. The overall growth in communications platforms and desktop devices revenues has been driven primarily by increased shipments of platforms and desktop devices during Fiscal 2006. While we have experienced some pricing adjustments on communication platforms and desktop devices compared to fiscal 2005, pricing changes have not had a significant impact on the revenue growth over fiscal 2005.
     In addition to the growth in IP communication platforms and desktop devices, we also experienced significant year-over-year growth in software applications revenues, with software applications revenues growing by $10.7 million or 45.5% in fiscal 2006 compared to fiscal 2005. IP-based software applications represented over 80% of total software applications revenues for fiscal 2006, an increase from approximately 68% in fiscal 2005, and revenues from IP-based software applications increased in excess of 70% in comparison to fiscal 2005. The growth in IP-based software applications revenues reflects (i) a year-over-year increase in the rate of attachment of software applications to the underlying platforms and desktop devices and (ii) approximately $1.0 million of revenue resulting from the sale of IP applications introduced during fiscal 2006. Other product revenues, which include mainly original equipment manufacturer products that we re-sell, remained relatively consistent as a percentage of sales in fiscal 2006 compared to fiscal 2005.
     Overall IP-based product revenues represented 86% of total product revenue for fiscal 2006, an increase from 73% in fiscal 2005.
     We anticipate that any future product revenue growth will be primarily attributable to increased revenues from our IP-based communication platforms, desktop devices and software applications, offset by continued declines in legacy communications platforms and desktop devices.
     Service Revenues:
     Revenue from services sales was 32.7% of total revenues during fiscal 2006, representing a decrease from 39.3% of total revenues for fiscal 2005. This decrease is primarily attributable to a decline in maintenance and support revenues of $4.4 million, a decline in professional and other service revenues of $4.3 million and a decline in revenues from Managed Services contracts of $1.7 million.
     The decline in maintenance and support revenues and revenues from Managed Services contracts is due primarily to the decline in revenue from the EMEA region due to increased market competition. In fiscal 2006, maintenance and support revenues and revenues from Managed Service contracts declined by approximately $7.0 million over fiscal 2005 levels in the EMEA region. We estimate that 70% of this decline was due to contracts that were not renewed due to market competition, while the rest of the decline is attributable to lower pricing on services due to competitive market pressures.
     The decline in professional and other services revenue was driven primarily by a $3.0 million decrease in revenue as a result of the sale of Edict Training Ltd., an 80% owned subsidiary, during fiscal 2006.
     The overall decline in service revenues was partially mitigated by an increase in installation service revenues of $2.5 million which is primarily attributable to increased product sales via our direct sales offices in the United States.
     We continue to generate more than 60% of our total service revenues from the provision of fixed maintenance contracts. Although we expect this level to continue, increased market competition on the renewal of these maintenance contracts may result in lower maintenance revenues and hence lower service revenues in future periods.
     Gross Margin:
     The following table sets forth gross margin, both in dollars and as a percentage of revenues, for the fiscal years indicated:

	Fiscal
	2005		2006
		% of		% of
	Amount	Revenue	Amount	Revenue

	(in millions, except percentages)
Products
Revenues	$207.7	100.0%	$260.5	100.0%
Gross Margin	75.7	36.4%	111.4	42.8%

Services
Revenues	$134.5	100.0%	$126.6	100.0%
Gross Margin	53.3	39.6%	50.0	39.5%

Total
Revenues	$342.2	100.0%	$387.1	100.0%
Gross Margin	129.0	37.7%	161.4	41.7%
     Gross margin improved to 41.7% of revenues for fiscal 2006 compared to 37.7% for fiscal 2005.
     Products gross margin as a percentage of revenues increased from 36.4% in fiscal 2005 to 42.8% in fiscal 2006. The increase in margin is primarily due to:
•	a 1.3% improvement as a result of (i) a shift in communication platform sales mix whereby total communication platform sales contained a higher proportion of higher margin large enterprise business platforms in fiscal 2006 versus fiscal 2005; (ii) an improved mix of software applications revenues as a total of product revenues as software applications typically generate higher margins than either communication platforms and desktop appliances or other product revenues; and (iii) cost reductions on communications platforms and desktop appliances resulting from product re-design efforts and improved costs from electronic contract manufacturers; and

•	a 0.4% improvement as a result of lower inventory obsolescence provisions recorded in fiscal 2006 compared to fiscal 2005 due to the end of life of our Mitel 3100 ICP product in the third quarter of fiscal 2005.
     Our margins may vary from period to period depending upon region, distribution channel and product mix. We anticipate that cost reductions resulting from re-design efforts and improved manufacturing costs of our IP-based communications platforms and desktop appliances will have a positive effect on product gross margin in fiscal 2007. In addition, as we evolve our business towards a higher proportion of software license and software maintenance revenues, we expect that product gross margins will also be favorably impacted, although we are not anticipating a significant amount of software maintenance revenue in fiscal 2007.
     Service margins declined marginally to 39.5% in fiscal 2006 from 39.6% in fiscal 2005. The slight decrease in service margins was due primarily to the change in mix of service revenues, as total service revenues contained a higher proportion of lower margin installation services and a lower proportion of relatively higher margin maintenance and support services in fiscal 2006 compared to fiscal 2005. While we cannot predict the extent to which changes in service mix and competitive pressures will continue to impact our service margin, we expect that service margins will remain in the range of 38% to 41% of service revenues in fiscal 2007.

     Operating Expenses
     Research and Development:
     Research and development expenses decreased from 12.1% of total revenues in fiscal 2005 to 11.4% in fiscal 2006, with spending in absolute dollars growing by $2.7 million year-over-year. The reduction as a percentage of revenues are primarily attributable to the 13.1% year-over-year revenue increase, with the absolute dollar increase being a continuation of our strategic investment in the development and enhancement of our IP-based communications solutions.
     Historically, we have invested between 11% and 17% of revenues on research and development from fiscal 2002 through fiscal 2006, consistent with an aggressive research and development investment strategy that has positioned us with a broad range of feature-rich, scalable, standards-based and interoperable IP-based communication solutions. We anticipate that we will continue to invest in research and development at fiscal 2006 levels, at a minimum, in absolute dollars, for the foreseeable future. These expenses may vary, however, as a percentage of revenues.
     The TPC Agreement (as described in Item 10.C. “Additional Information — Material Contracts — TPC Agreement”) requires us to conduct an aggregate of C$400 million worth of research and development over the five year period commencing on March 31, 2005, with a minimum of C$50 million per year. A default under the TPC Agreement would also be a default under the terms of our convertible notes. We have initiated discussions with the Canadian federal government seeking an amendment to the TPC Agreement to extend the term over which the aggregate amount of C$400 million must be expended on research and development. There is no assurance that we will receive the amendment. We believe that we will meet the current minimum annual spending requirements. If we fail to meet the five year aggregate spending requirement, the earliest date that we would be in default would be March 31, 2010. We would then have 30 days, or until April 30, 2010, to cure the default, which is three days after the date on which the convertible notes mature. Consequently a default under the TPC Agreement related to the five year spending obligation would have no consequences with respect to the cross default provision in the convertible notes. We spent C$52.2 million during the year ended March 31, 2006 and therefore achieved the minimum increment requirement during the first year of the five year period.

     Selling, General and Administrative:
     SG&A expenses decreased from 33.6% of total revenues in fiscal 2005 to 31.1% in fiscal 2006, with spending in absolute dollars growing by $5.8 million year-over-year. The decrease as a percentage of sales is primarily attributable to the year-over-year revenue increase combined with our continued efforts to contain costs while making the appropriate investments in sales and marketing efforts. We anticipate that investment levels for SG&A will be, at a minimum, maintained at existing levels, in absolute dollars, for the foreseeable future provided our revenues increase.
     Additionally, in fiscal 2007 we expect to incur incremental expenses associated with Sarbanes-Oxley regulatory compliance and additional compensation expense associated with employee stock option grants. While it is difficult to estimate the incremental expense associated with employee stock option grants, we are currently estimating that third party costs associated with preparing us for Sarbanes-Oxley compliance in addition to ongoing compliance costs will be approximately $1 million in fiscal 2007.
     Special Charges:
     During the year ended April 30, 2006, we recorded net special restructuring charges of $5.7 million related to further cost reduction measures taken to align our operating expense model with current revenue levels net of reversals of prior year’s charges of $0.8 million resulting from adjustments to original lease termination obligations for excess space in Canada and the United Kingdom. The net restructuring charges included workforce reduction costs of $5.7 million for employee severance and benefits and associated legal costs incurred in the termination of 84 employees throughout the world. In addition, special charges included $0.8 million of accreted interest costs associated with excess facilities obligations.
     During fiscal 2005, we recorded special restructuring charges of $10.6 million related to further cost reduction measures taken to align our operating expense model with current revenue levels, net of reversals of prior year’s charges of $0.3 million resulting primarily from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.7 million relating to employee severance and benefits and associated legal costs incurred in the termination of 154 employees throughout the world. Non-cancelable lease costs of $1.3 million relating to excess facilities in certain Canadian and United Kingdom offices and a loss on disposal of capital assets of $0.9 million related to assets written off as a result of the discontinuation of our ASIC design program.
     Subsequent to April 30, 2006, we implemented additional restructuring actions which are expected to result in a special charge in the quarter ending October 31, 2006. The restructuring involved the termination of 104 employees around the world and the consolidation of office locations in the United States.
     Gain on Sale of Manufacturing Operations:
     On August 31, 2001, we outsourced our manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of

$5.4 million and promissory notes payable of $0.4 million. The transaction resulted in a loss on disposal of $1.5 million recorded in fiscal 2002 operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration. The long-term promissory notes receivable, net of the long-term promissory notes payable, were paid in full in February 2003, prior to the original maturity date of August 31, 2003.
     The original loss on disposal recorded during fiscal 2002 contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. It became evident during both fiscal 2004 and fiscal 2005 that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, would no longer be realized. As a result, an amount of $0.6 million and $3.4 million was recorded in fiscal 2004 and fiscal 2005, respectively, as an additional loss arising on the disposal activity.
     In fiscal 2006, the future estimated operating cost estimates for the premises were re-evaluated with the result being a reversal of $0.9 million of the loss on disposal previously recognized. This reversal is shown as a gain on sale of manufacturing operations in fiscal 2006.
     Gain on Sale of Assets:
     On August 31, 2005, we sold land, building and fixed assets in Caldicot, United Kingdom relating to our United Kingdom subsidiary for net proceeds of $12.4 million, resulting in a pre-tax gain of $7.3 million. The transaction included a commitment for us to lease-back a portion of the property, which requires us to defer a portion of the gain on sale equivalent to the present value of the lease payments. As a result we entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 million of the gain was deferred and is being amortized over the combined 10.5-year term of the leases. The remaining gain of $1.5 million was recognized in the results of operations in fiscal 2006.
     Interest Expense:
     Interest expense was $7.6 million in fiscal 2006 compared to $2.6 million in fiscal 2005. The primary reason for the increased interest expense was the interest associated with the convertible note financing in the aggregate principal amount of $55.0 million that was completed on April 27, 2005. In comparison, the interest expense in the prior year consisted primarily of mortgage interest associated with our facility in the United Kingdom and the interest cost associated with our accounts receivable securitization facility, which is currently dormant. On August 31, 2005, we sold land, building and fixed assets in the United Kingdom and used the proceeds to discharge the balance of the associated mortgage of $9.8 million. This reduction resulted in the elimination of the associated interest expense on a go-forward basis.
     Other (Income) Expense, Net:
     Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses, interest income and amortization of the deferred gain on sale of the U.K. assets. Other income, on a net basis, amounted to $0.4 million in fiscal 2006 compared to $0.4 million during fiscal 2005. The income recorded in fiscal 2006 is primarily attributable to transactional foreign currency losses of $0.6 million, interest income of $0.7 million and $0.3 million amortization of the deferred gain on sale of assets compared with interest income of $0.6 million being partially offset by transactional foreign currency losses of $0.2 million in fiscal 2005. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.
     Mark-to-Market Adjustment on Derivatives:
     In April 2004, we issued preferred shares. At any date after five years from the original issuance date, or any date prior to a partial sale event (as defined in the terms of the preferred shares) other than a public offering, the holders of preferred shares have a right to require us to redeem the preferred shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share multiplied by the number of preferred shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the preferred shares are convertible. As a portion of the redemption price of the preferred shares is indexed to our common share price, an embedded derivative exists which must be accounted for separately under generally accepted accounting principles.
     In fiscal 2006, we recorded a $32.6 million non-cash expense, representing the mark-to-market adjustment on the derivative instrument associated with our preferred shares. During fiscal 2005, the non-cash expense amount was $5.3 million.
     The difference between the initial carrying amount of the derivative and the redemption amount is being accreted over the five-year period to redemption, with the accretion of the derivative being recorded as a non-cash expense in our consolidated statement of operations. $22.0 million of the $32.6 million adjustment in fiscal 2006 was directly attributable to an increase in fair value estimate of our common shares from C$1.00 to C$1.55 (U.S.$0.87 to U.S.$1.38).
     Provision for Income Taxes:
     We recorded net income tax recoveries of $1.9 million for fiscal 2006 compared to income tax expense of $0.8 million for fiscal 2005. The net change year-over-year of $2.7 million is due to deferred tax recoveries of $2.8 million recorded in fiscal 2006. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, we determined that certain deferred tax assets relating to our United States operations are considered more likely than not to be realized and therefore reduced our valuation allowance resulting in a deferred tax recovery of $2.8 million.
     Fiscal 2005 as compared to Fiscal 2004 and the Transition Period
     The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2005 to fiscal 2004 and the Transition Period:

	Fiscal						Six days ended
	2004		2005		Change		April 30, 2005
		% of		% of				% of
	Amounts	Revenues	Amounts	Revenues	Amount	%	Amounts	Revenue

	(in millions, except percentages)
Revenues	$340.7	100.0%	$342.2	100.0%	$1.5	0.4%	$3.2	100.0%
Cost of revenues	202.9	59.6%	213.2	62.3%	10.3	5.1%	2.4	75.0%

Gross margin	137.8	40.4%	129.0	37.7%	(8.8)	(6.4%)	0.8	25.0%

Research and development	36.2	10.6%	41.4	12.1%	5.2	14.4%	0.7	21.9%
Selling, general and administrative	111.4	32.7%	114.9	33.6%	3.5	3.1%	1.8	56.3%
Special charges (1)	11.7	3.4%	10.6	3.1%	(1.1)	(9.4%)	—	—
Loss on sale of manufacturing operations	0.6	0.2%	3.4	1.0%	2.8	466.7%	—	—
Amortization of acquired intangibles (2)	0.2	0.1%	—	—	(0.2)	*	—	—

Operating loss	(22.3)	(6.6%)	(41.3)	(12.1%)	(19.0)	85.2%	(1.7)	(53.1%)

Interest expense	4.3	1.3%	2.6	0.8%	(1.7)	(39.5%)	—	—
Mark to market adjustment on derivatives	—	—	5.3	1.5%	5.3	*	0.1	3.1%
Beneficial conversion feature on convertible debentures	3.1	0.9%	—	—	(3.1)	*	—	—
Other (income) expense, net	0.6	0.2%	(0.4)	(0.1%)	(1.0)	*	(0.2)	(6.3%)
Income tax (recovery) expense	0.3	0.1%	0.8	0.2%	0.5	166.7%	—	—

Net loss	$(30.6)	(9.1%)	$(49.6)	(14.5%)	$(19.0)	62.1%	$(1.6)	(50.0%)

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and realign our business.

(2)	Acquired intangible assets relating to the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink in 2001 were fully amortized in 2004.
     Revenues:
     Revenues increased by $1.5 million, or 0.4%, in fiscal 2005 over fiscal 2004. During the Transition Period we recorded $3.2 million of revenues. Revenues for this Transition Period are not considered reflective of revenues for an average six-day period, as we tend to generate a larger proportion of our revenues towards the latter portion of our fiscal periods.
     Geographic Segment Revenues:
     The following table sets forth total sales by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal periods indicated:

	Fiscal						Six days ended
	2004		2005		Change		April 30, 2005
		% of		% of				% of
	Revenues	Revenues	Revenues	Revenues	Amount	%	Revenues	Revenues

	(in millions, except percentages)
United States	$161.4	47.4%	$153.5	44.9%	$(7.9)	(4.9%)	$1.8	56.3%
EMEA	140.5	41.2%	145.5	42.5%	5.0	3.6%	1.0	31.2%
Canada and CALA	33.4	9.8%	37.2	10.8%	3.8	11.4%	0.4	12.5%
Asia Pacific	5.4	1.6%	6.0	1.8%	0.6	11.1%	—	—

	$340.7	100.0%	$342.2	100.0%	$1.5	0.4%	$3.2	100.0%

     From an operating segment perspective, fiscal 2005 revenues increased marginally over fiscal 2004 levels due primarily to increased revenues from Canada and CALA and EMEA as revenues through our channel partners in these regions increased on a year-over-year basis. The improved revenue performances in these regions were partially offset by lower revenues in the United States, which were primarily attributable to lower product and service revenues resulting from the transition from legacy products and services to emerging IP-based communications solutions and services.
     The following table sets forth total revenues for groups of similar products and services, both in dollars and as a percentage of total revenues, for the fiscal periods indicated:

	Fiscal						Six days ended
	2004		2005		Change		April 30, 2005
		% of		% of				% of
	Revenues	Revenues	Revenues	Revenues	Amount	%	Revenue	Revenue

	(in millions, except percentages)
Products:
Platforms and desktop appliances	$168.1	49.3%	$165.1	48.2%	$(3.0)	(1.8%)	$1.3	40.6%
Software applications	23.9	7.0%	23.5	6.9%	(0.4)	(1.7%)	0.3	9.4%
Other (1)	15.1	4.5%	19.1	5.6%	4.0	26.5%	0.1	3.1%

	207.1	60.8%	207.7	60.7%	0.6	0.3%	1.7	53.1%

Services:
Maintenance and support	95.4	28.0%	85.3	24.9%	(10.1)	(10.6%)	1.2	37.5%
Installation	15.8	4.6%	22.1	6.5%	6.3	39.9%	0.1	3.1%
Managed services	10.6	3.1%	10.9	3.2%	0.3	2.8%	0.2	6.3%
Professional and other services	11.8	3.5%	16.2	4.7%	4.4	37.3%	—	—

	133.6	39.2%	134.5	39.3%	0.9	0.7%	1.5	46.9%

	$340.7	100.0%	$342.2	100.0%	$1.5	0.4%	$3.2	100.0%

(1)	Other products include mainly OEM products representing approximately four percent, six percent and three percent of total revenue in fiscal 2004, fiscal 2005, and the Transition Period, respectively.
     Product Revenues:
     Fiscal 2005 revenues from product sales was $207.7 million or 60.7% of total revenues compared to $207.1 million or 60.8% of total revenues in fiscal 2004. The marginal increase in product sales was primarily attributable to increased sales of third party hardware platforms.
     In fiscal 2005, revenues generated by communications platforms and desktop devices, were down 2% over prior year levels. Despite this nominal decline in overall sales, we continued to see as expected, a significant shift in sales away from our legacy communication platform products towards increased sales of IP-based communications solutions. In fiscal 2005 sales of IP-based communication platforms and desktop devices increased by 27% in comparison to fiscal 2004 levels. This increase was in line with our strategy to realign our efforts towards IP-based communications solutions.
     Services Revenues:
     Fiscal 2005 revenues from services sales was 39.3% of total revenues consistent with fiscal 2004 as a percentage of total revenues and marginally up by $0.9 million year-over-year. Despite overall service revenues staying relatively unchanged, we experienced a significant decline in maintenance and support revenues due primarily to increased competition and pricing pressures on maintenance and support contract renewals in the EMEA region. Offsetting the decline in maintenance and support revenues, was a year- over-year increase in both installation services (attributable to higher product sales through our global direct sales offices) and professional and other services.
     Gross Margin:
     The following table sets forth gross margins, both in dollars and as a percentage of revenues, for the fiscal years indicated:

	Fiscal				Six days ended
	2004		2005		April 30, 2005
		% of		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	Revenue
	(in millions, except percentages)
Products
Revenues	$207.1	100.0%	$207.7	100.0%	$1.7	100.0%
Gross Margin	81.4	39.3%	75.8	36.5%	0.1	5.9%

Services
Revenues	$133.6	100.0%	$134.5	100.0%	$1.5	100.0%
Gross Margin	56.4	42.2%	53.2	39.6%	0.7	46.7%

Total
Revenues	$340.7	100.0%	$342.2	100.0%	$3.2	100.0%
Gross Margin	137.8	40.4%	129.0	37.7%	0.8	25.0%
     Transition Period
     The Transition Period gross margin, as a percentage of revenues, was 25.0%. Gross margin for the Transition Period was negatively impacted by both the relatively low level of revenues for the period and the non-variable portion of cost of revenues during the period.
     Fiscal 2005 Compared to Fiscal 2004
     Fiscal 2005 gross margin as a percentage of revenues decreased to 37.7% of revenues compared to 40.4% of revenues in fiscal 2004.
     Product gross margin as a percentage of revenues decreased from 39.3% in fiscal 2004 to 36.5% in fiscal 2005. The decline in margin was primarily attributable to:
•	a 1.5% decline as a result of increased freight and distribution costs in fiscal 2005 compared to fiscal 2004;

•	a 1.0% decline as a result of (i) a shift in our communication platform sales mix whereby total communication platform sales contained a higher proportion of lower margin small and medium business platforms in fiscal 2005 compared to fiscal 2004; and (ii) increased price competition on desktop devices resulted in price reductions which contributed in reducing overall desktop device margins; and

•	a 0.3% decline as a result of higher inventory obsolescence provisions recorded in fiscal 2005 compared to fiscal 2004 due primarily to the end of life of our Mitel 3100 ICP product.
     Service gross margin also declined year-over-year from 42.2% in fiscal 2004 to 39.6% in fiscal 2005. The decrease in service margins was due primarily to the change in mix of service revenues as total service revenues contained a higher proportion of lower margin installation services and a lower proportion of relatively higher margin maintenance and support services in fiscal 2005 compared to fiscal 2004.
   Operating Expenses
     Research and Development:
     Research and development expenses increased from 10.6% of total revenues in fiscal 2004 to 12.1% of total revenues in fiscal 2005 with spending in absolute dollars increasing by $5.2 million year-over-year to $41.4 million.
     During the Transition Period, we recorded research and development expenses of $0.7 million, or 21.9% of total revenues, for the period.
     Selling, General and Administrative:
     SG&A expenses increased from 32.7% of total revenues in fiscal 2004 to 33.6% of total revenues in fiscal 2005, with spending in absolute dollars growing by $3.5 million to $114.9 million year-over-year. The increase in SG&A spending was due primarily to strategic investment in marketing initiatives to improve our brand identity and awareness in our key geographical markets. Additionally, we continued to invest in the development of channel relationships and expand our presence in Continental Europe and the South Pacific. The overall spending growth was partially offset by reduced SG&A spending resulting from workforce reduction initiatives implemented in both fiscal 2005 and prior years relating to the centralization of various general and administrative back-office functions.
     During the Transition Period, we recorded SG&A expenses of $1.8 million, or 56.3% of total revenues, for the period.
     Special Charges:
     Special charges as a percentage of revenues in fiscal 2005 decreased 0.3% compared to fiscal 2004 mainly as a result of lower amounts being provided for non-cancelable lease costs relating to excess facilities in fiscal 2005.
     During fiscal 2005, we recorded special restructuring charges of $10.6 million related to further cost reduction measures taken to align our operating expense model with current revenue levels, net of reversals of prior year’s charges of $0.3 million resulting primarily from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.7 million relating to employee severance and benefits and associated legal costs incurred in the termination of 154 employees throughout the world. Non-cancelable lease costs of $1.3 million relating to excess facilities in certain Canadian and United Kingdom offices and a loss on disposal of capital assets of $0.9 million related to assets written off as a result of the discontinuation of our ASIC design program.
     No special charges were recorded during the Transition Period.
     Loss on Sale of Manufacturing Operations:
     The original loss on disposal recorded during fiscal 2002 contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. It became evident during both fiscal 2004 and fiscal 2005 that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, would no longer be realized.
     Amortization of Acquired Intangibles:
     As part of the acquisition of the communications system business from Zarlink in 2001, we recorded acquired intangible assets of $92.2 million consisting of developed technology, workforce, customer base and patents. Resulting amortization expense amounted to $29.1 million and $0.2 million for fiscal 2003 and fiscal 2004, respectively. Acquired intangible assets were fully amortized in early fiscal 2004. Therefore, no amortization expense was recorded in either the Transition Period or fiscal 2005.
     Interest Expense:
     Interest expense was $2.6 million in fiscal 2005 compared to $4.3 million in fiscal 2004, representing a decrease of $1.7 million, as total borrowings declined year-over-year.
     Other (Income) Expense, Net:
     Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses and interest income. Other income, on a net basis, amounted to $0.4 million in fiscal 2005 compared to other expense, on a net basis, of $0.6 million in fiscal 2004. The income recorded in fiscal 2005 primarily resulted from interest income of $0.6 million being partially offset by transactional foreign currency losses of $0.2 million (compared with transactional foreign currency losses of $1.0 million in fiscal 2004), arising mainly from adverse movements between the U.S. dollar and the Canadian dollar during the year. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.

     During the Transition Period we recorded other income, on a net basis, of $0.2 million due primarily to transactional foreign currency gains.
     Mark-to-Market Adjustment on Derivatives:
     During fiscal 2005, we recorded a $5.3 million non-cash expense representing the mark-to-market adjustment on the derivative instrument associated with our preferred shares.
     During the Transition Period, we recorded a $0.1 million non-cash expense representing the mark-to-market adjustment on the derivative instrument associated with our preferred shares.
     Beneficial Conversion Feature on Convertible Debentures:
     During fiscal 2004, we recorded a $3.1 million expense representing the beneficial conversion feature on the conversion of debentures. The debentures, which did not have a fixed conversion price at the commitment date, were converted into common shares at a price that was lower than the fair market value of the common shares at the commitment date. As a result, a non-cash expense representing the difference between the effective conversion price and the fair market value of the common shares was calculated and recorded as required by generally accepted accounting principles.
     Provision for Income Taxes:
     We recorded income tax expense of $nil for the Transition Period and $0.8 million for fiscal 2005. The income tax expense was mainly as a result of our United States subsidiary being in a taxable position in fiscal 2005.
     In fiscal 2004 we recorded income tax expense, net of deferred tax recoveries, of $0.3 million. The current income tax expense amounted to $2.0 million, arising as a result of our United Kingdom subsidiary being in a taxable position in fiscal 2004. This tax expense was largely offset by deferred tax recoveries arising from deductible taxable amounts available to us of $1.7 million.
Critical Accounting Policies
     The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and assumptions about future events that can have a material impact on the amounts reported in our consolidated financial statements and accompanying notes. The determination of estimates requires the use of assumptions and the exercise of judgment and as such actual results could differ from those estimated. Our significant accounting policies are described in Note 3 of our audited consolidated financial statements included elsewhere in this annual report. The following critical accounting policies are those that we believe require a high level of subjectivity and judgment and have a material impact on our financial condition and operating performance: revenue recognition, allowance for doubtful accounts, provisions for inventory, provisions for product warranties, long-lived asset depreciation, goodwill valuation, special charges, contingencies, deferred taxes, pension and post-retirement benefits, and derivative instruments.
     Revenue Recognition:
     For products sold through our network of channel partners, wholesale distributors, solution providers, system integrators, authorized resellers, and other technology providers, arrangements usually involve multiple elements, including post-contract technical support and training. We also sell products and installation and related maintenance and support services directly to customers. Due to the complexity of our sales agreements, judgment is routinely applied principally in the areas of customer acceptance, product returns, unbundling of multiple element arrangements, and collectibility.
     Our sales arrangements frequently include a contractual acceptance provision that specifies certain acceptance criteria and the period in which a product must be accepted or returned. Consistent with SEC Staff Accounting Bulletin 101, we make an assessment of whether or not these acceptance criteria will be met by referring to prior experience in successfully complying with customer specifications. In those cases where experience supports that acceptance will be met, we recognize revenue once delivery is complete, title and risk of loss has passed, the fee is fixed and determinable and persuasive evidence of an arrangement exists.
     The provision for estimated sales returns is recorded as a reduction of revenues at the time of revenue recognition. If our estimate of sales returns is too low, additional charges will be incurred in future periods and these additional charges could have a material adverse effect on our results of operations. As a percentage of annual product revenues the provision for sales returns was 1.3% on April 30, 2006 compared to 0.9% at both April 24, 2005 and April 30, 2005.
     Direct revenue sales are comprised of multiple elements which consist of products, maintenance and installation services. We unbundle these products, maintenance and installation services based on vendor specific objective evidence with any discounts allocated across all elements on a pro-rata basis.
     Collectibility is assessed based primarily on the credit worthiness of the customer as determined by credit checks and analysis, as well as customer payment history. Different judgments or different contract terms could adversely affect the amount and timing of revenues recorded.
     Allowance for Doubtful Accounts:
     Our allowance for doubtful accounts is based on our assessment of the collectibility of customer accounts. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our accounts receivable and the current credit worthiness of our customers and an analysis of historical bad debts and other adjustments.
     If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimate of the recoverability of amounts due could be adversely affected. We revisit our allowance for doubtful accounts on a quarterly basis and adjust the estimate to reflect actuals and change in expectations. As of April 30, 2006 and April 30, 2005, the provision represented 3% and 4% of gross receivables, respectively. It is reasonably likely that this provision will not change significantly in the future.
     Inventory Obsolescence:
     In order to record inventory at the lower of cost or market, we must assess our inventory valuation, which requires judgment as to future demand. We adjust our inventory balance based on economic considerations, historical usage, inventory turnover and product life cycles through the recording of a write-down which is included in the cost of revenue. Assumptions relating to economic conditions and product life cycle changes are inherently subjective and have a significant impact on the amount of the write-down.
     As of April 24, 2005, April 30, 2005 and April 30, 2006, our inventory has been written down by 9%, 8% and 10%, respectively, of gross inventory. The increase in the write-down from April 30, 2005 to April 30, 2006 reflects an expected decrease in demand and forecasted sales for certain product lines, including those which have been discontinued in fiscal 2006, and also reflects additional write-downs required as a result of compliance with Regulations and Directives regarding the Restriction of the Use of Certain Hazardous Substances in electrical and electronic equipment in the United Kingdom and the European Union.

	April 24,	April 30,	April 30,
	2005	2005	2006
Raw materials	$0.9	$0.9	$0.9
Finished goods	17.8	18.1	25.2

	18.7	19.0	26.1
Less: inventory write-down	(1.6)	(1.6)	(2.5)

	$17.1	$17.4	$23.6

	9%	8%	10%

     If there is a sudden and significant decrease in demand for our products, or a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory write-downs and our gross margin could be adversely affected.
     Warranty Provision:
     We accrue warranty costs, as part of cost of revenues, based on expected material and labour support costs. The cost to service the warranty is estimated on the date of sale based upon historical trends in the volume of product returns within a warranty period and the cost to repair or replace the equipment. If we experience an increase in warranty claims that is higher than our past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected. The warranty provision declined from $2.6 million at the end of fiscal 2005 to $2.0 million at April 30, 2006. The decline is primarily due to a reversal in United Kingdom customer warranties relating to a specific program that has ended. Actual warranty costs for fiscal 2006 were higher than the previous year and higher than our expectations. Efforts are being made to reduce these costs for fiscal 2007 through negotiations for cost reductions with warranty service providers. The following table provides a continuity of the warranty provision over the past three years.

	April 24,	April 30,	April 30,
	2005	2005	2006
Balance, beginning of period	$1.9	$2.1	$2.6
Warranty costs incurred	(0.7)	(1.0)	(1.8)
Warranties issued	0.4	1.0	1.0
Other	0.5	0.5	0.2

Balance, end of period	$2.1	$2.6	$2.0

     Long-Lived Assets:
     We have recorded property, plant and equipment and intangible assets at cost less accumulated amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
     In response to changes in industry and market conditions, we may strategically realign our resources and consider restructuring, disposing of or exiting businesses, which could result in an impairment charge. We have not recorded any impairment charges in fiscal 2005 or fiscal 2006 and do not expect any significant future charges based on current information.
     Goodwill:
     We assess goodwill for impairment on an annual basis or more frequently if circumstances warrant, as required by FASB Statement No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). An impairment charge is recorded if the implied fair value of goodwill of a reporting unit is less than the book value of goodwill for that unit. We have four geographic units that have assigned goodwill of $6.8 million as of April 30, 2006. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, our methodology for estimating the fair value of each reporting unit primarily considers estimated future revenues and cash flows for those reporting units along with many other assumptions. Future revenue estimates inherently involve a significant amount of judgment, and significant movements in revenues or changes in the assumptions used may result in fluctuations in the value of goodwill that is supported. The result of the most recent annual impairment test suggests that the assumptions would need to change significantly in order for an impairment to occur. There have been no goodwill write-downs since the adoption of SFAS 142.
     Special Charges:
     We record restructuring, exit and other loss accruals when the liability has been incurred. We reassess the accruals on a regular basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change. Additional accruals for fiscal 2006 and fiscal 2005 resulted from new restructuring activities and severance costs. Reversals in the provision relate mostly to changes in lease termination obligation estimates described below.
     Lease Termination Obligations:
     Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable. Because certain real estate lease obligations extend through fiscal 2011, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, many variables were considered such as the vacancy rates of commercial real estate in local markets and the market rate for sublease rentals. Because we are required to project sublease income for many years into the future, estimates and assumptions regarding the commercial real estate market that were used to calculate future sublease income may be different from actual sublease income. During the twelve months ended April 30, 2006 a reversal of $1.7 million was made against our lease termination obligation estimates as a result of changes in these and other operating cost assumptions. Of this amount $0.8 million related to special charge reversals and $0.9 million related to the loss reversal on the disposal of manufacturing operations. As of April 30, 2006, the combined balance relating to lease termination obligations was $7.5 million. This estimate will change as a result of actual results, the passage of time and changes in assumptions regarding vacancy, market rate, and operating costs.
     Deferred Taxes:
     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Significant management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. We make an assessment of the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded. We have incurred significant operating losses since our incorporation in 2001. With the exception of our operations in the United States, we believe there is no assurance that we will be able to achieve profitability, or that, if achieved, such profitability can be sustained. As a result there is uncertainty regarding the future utilization of net deferred tax assets relating to most areas of the business and consequently a valuation allowance equal to $81.5 million has been recorded against the $84.3 million net deferred tax assets at April 30, 2006. The amount that has not been provided for relates to three years of unrestricted United States losses. These losses are believed to be recoverable since we have a history of utilizing losses in the United States over the past three consecutive years, and expect to continue to use them in each of the next three years.
     Pension Costs:
     Our U.K. subsidiary maintains a defined benefit pension plan. Our defined benefit pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to the actuaries, including discount rates, expected return on plan assets and rate of compensation increases. In estimating the rates and returns, we consider current market conditions and anticipate how these will affect discount rates, expected returns and rates of compensation increases. Material changes in our pension benefit costs may occur in the future as a result of changes to these assumptions or from fluctuations in our related headcount or market conditions.
     During fiscal 2006 our pension liability increased from $25.9 million to $40.1 million. This increase largely resulted from an actual loss of $40.1 million, offset by a gain in the plan assets of $21.3 million.
     The actuarial loss increased from $1.3 million in fiscal 2005 to $41.0 million in fiscal 2006 mainly due to changes in assumptions used for disclosures at each measurement date. The increase in the loss is primarily driven by the decrease in discount rate assumption from 5.5% in 2005 to 5.0% in 2006, which accounts for 66% of the increase. Increases in inflation rate and compensation rate assumptions, as well as an expected increase in mortality also contributed to the increased loss. The following assumptions were used in valuing the liabilities and benefits under the pension plan:

	April 24,	April 30,	April 30,
	2005	2005	2006
Discount rate	5.50%	5.50%	5.00%
Compensation increase rate	2.50%	2.50%	2.75%
Investment returns assumption	7.75%	7.75%	7.25%
Inflation rate	2.50%	2.50%	2.75%
Average remaining service life of employees	20 years	20 years	21 years
     Derivative Instruments:
     Embedded derivatives exist in a number of our securities. We issued convertible, redeemable preferred shares which have a redemption value that is indexed to our common share price. This redemption feature qualifies as a derivative instrument. Our convertible notes contain a “Make-Whole Premium” (as that term is defined in the convertible notes) and certain redemption rights upon a “Fundamental Change” (as that term is defined in the convertible notes). The Make Whole Premium and redemption rights upon a Fundamental Change qualify as derivative instruments. The embedded derivatives noted above have to be accounted for separately under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivatives are then marked-to-market with changes in the value recorded in our consolidated statement of operations. Changes in key assumptions used in determining the market value of the embedded derivatives, specifically, assumptions used in: (a) present value calculations, (b) movements in our future common share price, (c) factors determining the likelihood of a Fundamental Change and (d) factors determining the likelihood of both a Fundamental Change and Make-Whole Premium, could have a material impact on our financial statements. See Item 10.C. “Additional Information – Material Contracts – Senior Secured Convertible Note Transaction” for additional information concerning the convertible notes.

     Based on the above listed assumptions, the values of the Make-Whole Premium and redemption feature derivatives at April 30, 2006 were nominal and $75.9 million respectively. The derivative relating to the redeemable preferred shares reflects a discount rate of 17%, common share fair value of $1.38, and a remaining term of three years.
     The basis to support the significant redemption feature valuation assumptions as of April 30, 2006 is as follows:
•	The discount rate is determined based on several factors including our credit risk, cost of borrowing and liquidity risk. The original discount rate when the redeemable preferred shares were issued of 17% took these factors into consideration with credit risk to maturity being primarily considered in setting the rate above our cost of borrowing which would have been attainable at rates lower than 17%. We evaluate the appropriateness of the discount rate on a regular basis. As of April 30, 2006, we believed that the rate of 17% continued to be appropriate. The basis for this opinion was that while the credit risk may have decreased due to the reduced term to maturity and improved financial results, we did not have access to unsecured credit facilities and as a result there might have been an offsetting increased liquidity risk. In addition, at April 30, 2006 there was an additional impending liquidity risk of the put options on the common shares being exercised if we did not complete an initial public offering by September 1, 2006 (subsequent to April 30, 2006 this date was extended to May 1, 2007).

•	The fair value of the common shares at the time the redeemable preferred shares were issued in April 2004 was determined to be $0.87 (C$1.00). The fair value of the shares used in the calculation of the fair value of the derivative at April 30, 2006 was $1.38 (C$1.55). The $1.38 (C$1.55) value of the common shares is discussed in the section “Determination of Fair Market Value of our Common Shares”.

•	At any time after five years, our preferred shareholders have the right to require us to redeem the shares. Since the shares were issued in April 2004, there were three years remaining as at April 30, 2006.
     The common share fair value is based on a number of highly subjective qualitative and quantitative assumptions made by management. In fiscal 2006, a fair value adjustment of $32.6 million was recorded in our consolidated statement of operations. Of this amount, $22.0 million was directly attributable to an increase in fair value estimate from C$1.00 to C$1.55 (U.S.$0.87 to U.S.$1.38).
     The following table highlights the sensitivity of the derivative’s fair value adjustment to changes in discount rate and fair value assumptions:

Effect on Loss
before income taxes
Change in Assumption	(Increase)/Decrease
(in millions)
1 percentage point increase in discount rate	$1.9
1 percentage point decrease in discount rate	(2.0)
1 cent increase in fair value of common share price	(0.5)
1 cent decrease in fair value of common share price	0.5

Determination of Fair Market Value of our Common Shares
     Prior to December 2005, the fair market value of our common shares was determined by our board of directors with input from management. All of the members of our board of directors during this period were experienced in the technology industry and certain members also had experience in the private equity markets. Our directors valued our common shares by considering objective and subjective factors including prices in arms-length financing transactions involving our capital stock, the non-liquid nature of our common shares, the superior rights and preferences of our preferred shares, our operating results, our prospects at the date of the respective grants and the likelihood of achieving a liquidity event for our common shares underlying the options, such as an initial public offering or sale of the company, given prevailing market conditions.
     In April 2004, we entered into a financing transaction where we issued the 20 million Series A Preferred Shares at a share price of C$1.00 per share and five million warrants exercisable at a price of C$1.25 each, for total consideration of C$20 million. The Series A Preferred Shares were convertible on a 1:1 basis for our common shares for a period of two years, after which they are convertible into a certain number of additional common shares depending upon the fair market value of the common shares. The Series A Preferred Shares also have certain liquidity preferences over our common shares. In light of the April 2004 financing, our board of directors set an exercise price at C$1.00 per common share for the options granted on July 15, 2004 and July 26, 2004 (the exercise price being equal to the per share pricing of the Series A Preferred Shares issued in April 2004). Given the relatively short time from the April 2004 financing round our board of directors determined that C$1.00 per common share was not less than the fair market value of a common share, especially given that the options were for common shares which did not have the same liquidity preference as our Series A Preferred Shares. Our board of directors continued to set the exercise price at C$1.00 per common share for the options granted from August 20, 2004 to December 8, 2005. The valuation during this period was due to the board’s assessment of our financial performance during this period in which we continued to incur net losses in each fiscal quarter.
     Prior to December 2005, we did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option grant because we believed that our board of directors and management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the underlying common shares at the time of each grant. In December 2005, we decided to proceed with an initial public offering in the United States and Canada. As a result, our board of directors and management decided to retain an unrelated valuation firm to calculate the fair value of our common shares as at the end of each quarter in fiscal 2006. The exercise price set by our board of directors for the options granted from June 9, 2005 to December 8, 2005, was retrospectively verified by the results of the arms-length valuation for the quarters ended July 31, 2005 and October 31, 2005. Our board of directors set exercise prices of C$1.16 and C$1.55 for the options granted on March 8, 2006 and May 5, 2006, respectively. These valuations were based on a contemporaneous valuation by the valuation firm.
     As permitted by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the valuation firm estimated the fair value of our common equity on a per share basis using a probability weighted analysis of the present value of the returns afforded to our common shareholders. In doing this analysis, the valuation firm considered various scenarios including the completion of an initial public offering, our continued operation as a private company and an orderly liquidation of our assets. The valuation firm then adjusted the range of probabilities assigned to these scenarios in each quarter as appropriate. In estimating the fair value of the common shares on a going-concern basis, the valuation firm determined that given the nature of our operations and the availability of both historic and forecast financial information, estimation of the value of the common shares on a per share basis using the market approach methodologies and income approach methodologies was appropriate. The market approach was based on historical valuation multiples of comparable publicly traded companies, and the income approach was based on a discounted cash flow method applied to management’s projections.
Recent Accounting Pronouncements
     SFAS 123(R)
     In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which revises SFAS 123 and supercedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The statement is effective for us as of the beginning of our fiscal 2007. We will be applying the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period. As the requirements of SFAS 123R depend on future awards, modifications, repurchases or cancellations, the impact on our consolidated financial statements when this statement becomes effective is not yet fully determinable.
     SFAS 151
     In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for our fiscal 2007. We are currently evaluating the requirements of SFAS 151 and have not yet fully determined the impact, if any, on the consolidated financial statements when this statement becomes effective.
     SFAS 153
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”. This standard amended APB Opinion No. 29, “Accounting for Non-monetary Transactions,” to eliminate the fair value measurement exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all non-monetary asset exchanges completed by the company starting fiscal 2007. We have not engaged in non-monetary asset exchanges in the current period and the provisions of SFAS No. 153 are not expected to have a significant impact when this statement becomes effective.
     SFAS 154
     In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. We will apply these requirements to changes and correction of errors made after May 1, 2005.
     FSP SFAS 143-1
     In June 2005, FASB issued FASB Staff Position (“FSP”) SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” to address the accounting for obligations associated with the European Union Directive on Waste Electrical and Electronic Equipment (“the Directive”). The Directive concludes that commercial users are obligated to retire, in an environmentally sound manner, specific assets that qualify as historical waste. The FSP requires capital treatment for this obligation and is to be adopted on the later of the first reporting period ending after June 8, 2005 or the date of adoption of the law by the applicable EU-member country. The Directive is currently under review in the United Kingdom and is expected to be transposed into U.K. law in fiscal 2007. We will continue to evaluate the impact as the United Kingdom and other EU-member countries enact the legislation.
     SFAS 155
     In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments, which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. Under the new approach, fair value accounting would replace the current practice of recording fair value changes in earnings. The election of fair value measurement would be allowed at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the requirements of SFAS 155 and have not yet fully determined the impact, if any, on the consolidated financial statements when this statement becomes effective.
     EITF 05-2
     In June 2005, EITF 05-2 The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19” was issued and is to be applied to new instruments entered into and instruments modified in periods beginning after June 29, 2005. The new EITF clarifies that instruments that are convertible into a fixed number of shares at the option of the holder, based on the passage of time or a contingent event, should be considered “conventional” for purposes of applying Issue 00-19. The EITF also clarifies that convertible preferred stock with a mandatory redemption date may qualify for the exception included in paragraph 4 of Issue 00-19 if the economic characteristics indicate that the instrument is more akin to debt than equity. The requirements of EITF 05-2 have not had an impact on the consolidated financial statements for the applicable periods beginning after June 29, 2005.
     FIN 48
     In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The significant changes introduced by FIN 48 could affect the assessment of the valuation allowance and deferred tax asset as described in Item 5.A. “Operating Expenses — Provision for Income Taxes”. Differences between amounts currently recognized and those determined under the new guidance will need to be recorded on the date of adoption. We are required to adopt the provisions of FIN 48 in fiscal 2008 and are currently assessing the impact of the adoption on the consolidated financial statements.
     SFAS 157
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“FAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the requirements of FAS 157 and have not yet fully determined the impact, if any, on the consolidated financial statements.
     SFAS 158
     In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“FAS 158”). This standard requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The standard also requires companies to measure plan assets and obligations at their year-end balance sheet date. FAS 158 is effective for fiscal years ending after December 15, 2006. We are currently evaluating the impact of the adoption of FAS 158 on the consolidated financial statements.
     SAB 108
     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 permits registrants to record the cumulative effect of initial adoption by recording the necessary adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings only if material under the dual method. SAB 108 is effective for fiscal years ending on or after November 15, 2006. We do not expect the adoption of SAB 108 to have a material impact on our consolidated financial statements.
B. Liquidity and Capital Resources
     As of April 30, 2006, we had cash and cash equivalents of $35.7 million. Following the issuance of our convertible notes in April 2005, we repaid and cancelled our credit facility with Bank of Montreal. Following the sale of the land, building and fixed assets in Caldicot, United Kingdom in August 2005, the Barclays credit facilities, which were secured by the Caldicot property, were repaid and cancelled.
     We have incurred significant operating losses since our incorporation in 2001. As a result, we have generated negative cash flows from operations, and had an accumulated deficit of $355.5 million at April 30, 2006. Our primary source of funds has been proceeds from the issuance of equity and debt securities. From inception through April 30, 2006, we have received net proceeds of $362.0 million from issuances of our common shares, preferred shares, warrants, convertible debentures and convertible notes.
     Our source for cash in the future is expected to come from the issuance of additional equity and/or debt and operations.
     On May 9, 2006, we filed a registration statement on Form F-1 with the SEC to sell common shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell common shares in Canada. The registration statement has not yet become effective and these common shares may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.
     On September 21, 2006, we closed a common share warrant offering under which we sold warrants to Wesley Clover for total consideration of $15 million. The holder of these warrants can acquire common shares at no additional consideration, such number of common shares to be determined in accordance with a formula set forth in the warrants. If these warrants are exercised in connection with an initial public offering, the holder will be entitled to receive additional warrants to acquire common shares in accordance with a formula set forth in these additional warrants. See Item 10.B. “Additional Information – Memorandum and Articles of Incorporation – Wesley Clover Warrants”.
     In addition, we implemented further restructuring actions which are expected to result in a special charge in the quarter ending October 31, 2006. The restructuring involved the termination of 104 employees around the world and the consolidation of office locations in the United States.

     Our most significant source of cash from operations is expected to be the collection of accounts receivable arising from sales to our customers. The primary use of cash is expected to include funding operating expenses, working capital, capital expenditures, debt service and other contractual obligations.
     The outstanding convertible notes mature on April 28, 2010. If the convertible notes have not been converted into common shares by their maturity date, we will have to repay the note holders the principal amount of $55.0 million. In addition, repayment may be required prior to the maturity date in the event of a default or fundamental change under the convertible notes. The convertible notes contain customary events of default, including, but not limited to, payment defaults, breaches of agreements and conditions, covenant defaults, cross defaults (including an event of default under the TPC Agreement), redemption of our share capital and certain events of bankruptcy or insolvency. A default by us in the performance of any covenant, agreement or condition in the convertible notes will generally not constitute an event of default, unless the default continues, unremedied, for a period of 30 days after we have been given notice of the default by a noteholder. Depending upon our liquidity at the time of repayment, we may be required to seek additional funding in order to meet our obligations with respect to such a repayment of the convertible notes. (see Item 10.C. “Additional Information — Material Contracts — TPC Agreement”).
     The holders of 10,000,000 common shares and certain of our preferred shares have the right pursuant to the Shareholders Agreement to require us to purchase all or any portion of such shares if we have not completed a public offering, or negotiated an extension, by May 1, 2007. If the put rights for all such shares were exercised on May 1, 2007 we would be required to repurchase those shares for approximately $52.1 million. In order to fund this redemption, we would be required to seek additional funding, which may not be available on terms satisfactory to us, or at all. Failure to raise additional funding to finance the repurchase of these shares would have a material adverse effect on our liquidity and our ability to finance our ongoing operations.
     The defined benefit pension plan in place for a number of our past and present employees in the United Kingdom had an unfunded pension liability of $40.1 million at April 30, 2006. During fiscal 2007 we expect to make contributions of $2.9 million to this pension plan. The contributions to fund the benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long term operations of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. The next actuarial valuation for the purposes of determining the funding requirements was due as at August 1, 2006 and we expect to have a new schedule of contributions agreed upon and put in place by the end of March 2007. Due to the increase of $15.0 million in the unfunded pension liability during fiscal 2006, we expect our funding requirements to increase in future years. The amount of the increase will depend upon the time period in which the deficit is amortized. If the deficit is amortized over 15 years, which is our current practice, we would expect our annual funding requirements to increase by approximately $2.5 million. If the deficit is amortized over 10 years, we would expect our annual funding requirements to increase by approximately $4.5 million. The actual amount of the increase in funding will depend upon the results of the actuarial valuation due August 1, 2006, which may or may not be consistent with our expectations. We expect to fund the expected future increased annual contributions out of our expected future cash flows from operations.
     We anticipate that additional expenditures will be required to fund various initiatives as we implement our business strategies. These additional expenditures include, but are not limited to, increased investment in sales and marketing efforts with larger business customers, continued investment in the expansion of geographic presence and distribution capabilities and continued investment in strategic partnerships and alliances. Additionally, we anticipate continued investment in our IP-based product offerings specifically around increasing product scalability and an increased focus on software applications. We expect to fund these additional expenditures out of our future cash inflows from operations and therefore, an increase in collection of accounts receivable from our customers.

     In addition to operating expenses it is anticipated that the implementation of our business strategies will require an increased investment in capital expenditures. We expect to fund these additional expenditures out of our future cash flows from operations and/or future equipment leasing facilities.
     Based on our existing cash and cash equivalents as at September 30, 2006 of $17.2 million, the expected cash outflows of $6-7 million relating to the restructuring actions carried out in the quarter ending October 31, 2006, and our expected cashflows from operations, we believe that we will have sufficient liquidity to support our business operations throughout the fiscal year ending April 30, 2007. However, we may be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. In addition, although we do not currently have arrangements or commitments with respect to any particular acquisition, we may elect to seek additional funding if we pursue an acquisition. Additional equity or debt financing may not be available on acceptable terms or at all. We believe that our sources of liquidity beyond April 30, 2007 will be our then current cash balances, funds from operations and any long-term credit facilities we may be able to arrange.
Cash Flows
     Comparison of fiscal 2006 to fiscal 2005
     Below is a summary of comparative results of cash flows and a more detailed discussion of results for fiscal 2006 and fiscal 2005:

	Fiscal
	2005	2006	Change
	(in millions)
Net cash provided by (used in)
Operating activities	$(31.8)	$(2.3)	$29.5
Investing activities	(5.8)	3.7	9.5
Financing activities	20.1	(11.7)	(31.8)
Effect of exchange rate changes on cash and cash equivalents	0.5	(0.6)	(1.1)

Increase (decrease) in cash and cash equivalents	$(17.0)	$(10.9)	$6.1

Cash and cash equivalents, end of period	$9.7	$35.7	$26.0

     Cash Used in Operating Activities:
     Cash used in operating activities improved by $29.5 million for fiscal 2006 compared to fiscal 2005. This was primarily due to an improvement of net operating loss of $34.6 million, which was partially offset by an increase in cash interest expense of $2.6 million.

     Cash Provided by (Used in) Investing Activities:
     Investing activities provided $3.7 million in cash for fiscal 2006 compared to $5.8 million used in investing activities for fiscal 2005. The most significant factors contributing to the $9.5 million improvement were:
•	$12.4 million in proceeds resulting from the sale of our Caldicot property in August 2005; and

•	$2.8 million in net proceeds resulting from net foreign exchange gain on our hedging activities.
     The above factors were offset by the following:
•	$4.3 million increase in additions to capital; and

•	$1.4 million increase in restricted cash.
     Cash Provided by (Used in) Financing Activities:
     Financing activities used $11.7 million in cash for fiscal 2006 compared to providing $20.1 million in cash for fiscal 2005. The most significant factors contributing to the $31.8 million change between the periods were:
•	the repayment of $9.8 million owed on our mortgage of the Caldicot property following its sale in August 2005;

•	the $12.4 million proceeds received upon the issuance of warrants to Technology Partnerships Canada in fiscal 2005 pursuant to research and development funding received from Technology Partnerships Canada; and

•	cash provided by bank indebtedness was $8.2 million less in fiscal 2006 compared to fiscal 2005.
Comparison of Fiscal 2004, Fiscal 2005 and the Six-Day Period ended April 30, 2005
     Below is a summary of comparative cash flows and a more detailed discussion of results for fiscal 2004, fiscal 2005 and the Transition Period ended April 30, 2005:

				Six Days
				Ended
	Fiscal			April 30
	2004	2005	Change	2005
Net cash provided by (used in)
Operating activities	$10.8	$(31.8)	$(42.6)	$(1.2)
Investing activities	(6.3)	(5.8)	0.5	(1.1)
Financing activities	(2.0)	20.1	22.1	39.3
Effect of exchange rate changes on cash and cash equivalents	1.9	0.5	(1.4)	(0.1)

Increase (decrease) in cash and cash equivalents	$4.4	$(17.0)	$(21.4)	$36.9

Cash and cash equivalents, end of period	$26.7	$9.7	$(17.0)	$46.6

     Cash Provided by (Used in) Operating Activities:
     Net cash used in operating activities was $1.2 million during the Transition Period and $31.8 million for fiscal 2005. During fiscal 2004, $10.8 million in net cash was generated by operating activities. The decline in cash generated from operating activities in fiscal 2005 was due to higher operating losses in fiscal 2005 driven primarily by lower gross margins, our decision to increase investment in research and development, and higher selling, general and administrative expenses.
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
     Cash Provided by (Used in) Financing Activities:
     Net cash provided by financing activities was $39.3 million for the Transition Period and $20.1 million in fiscal 2005. In fiscal 2004, $2.0 million was used in financing activities. Cash flows from financing activities in the Transition Period were mainly attributable to $55 million gross proceeds from the issuance of the convertible notes and $14.6 million used to repay bank indebtedness. Cash from financing activities in fiscal 2005 was mainly attributable to proceeds of $12.4 million from the issuance of warrants, proceeds of $8.9 million as a result of an increase in bank indebtedness, and proceeds of $3.5 million from the issuance of common shares and payment of employee share purchase loans offset by $4.7 million used to repay long term debt, related party loans and share issuance costs. Cash from financing activities in fiscal 2004 was mainly attributable to net proceeds of $12.9 million from the issuance of preferred shares, and proceeds of $9.8 million from the issuance of warrants, offset by repayments of bank indebtedness, related party loans, long-term debt and capital lease obligations totaling $25.2 million. Please also see Part I, Item 3.D. “Key Information – Risk Factors” to this annual report.
C. Research and Development, Patents and Licenses, etc.
     See Part I, Item 5.A. “Operating and Financial Review and Prospects – Operating Results”.
D. Trend Information
     The global market for business IP telephony products and services has grown rapidly since 2002. Synergy Research Group estimates that IP telephony line shipments grew by a compound annual growth rate of 68.7% from 2002 to 2005. Synergy estimates that IP telephony market revenues were approximately $3.8 billion worldwide in 2005 and are expected to grow to over $10.6 billion by 2009, representing a compound annual growth rate of 29.2%. Much of this anticipated growth can be attributed to the expected replacement of installed legacy systems with new IP-based systems. Synergy forecasts that purchases of IP communications platforms in 2006 will exceed those of legacy systems for the first time in history and that IP-based systems will comprise over 90% of all enterprise telephony purchases by 2009. As this replacement cycle progresses, purchases of legacy circuit-switched telephony systems are expected to decline at a compound annual rate of 40.9% from 2005 until 2009.
     The largest geographic markets for business IP telephony are North America and EMEA (Europe, Middle East and Africa), which accounted for 46.5% and 35.5%, respectively, of the overall global market for the twelve months ended December 31, 2005. The Asia-Pacific region and Latin America currently represent small but rapidly growing markets, with business IP-based systems sales in each region more than doubling in size since 2003. According to InfoTech, a technology market research firm, in the United States the large enterprise market (businesses with more than 500 employees) represented 64% of total IP telephony shipments, while the small and medium-sized business market (businesses with up to 500 employees) accounted for 36% of total IP telephony shipments in 2005. However, InfoTech expects the small and medium-sized business market to grow at a faster rate than the large enterprise market and projects the small and medium-sized business market to represent 43% of total IP-based systems shipments in the United States by 2010.
     To date, the business IP telephony market has largely been limited to early adopters. Most businesses have not yet migrated to IP-based systems to solve their voice communications needs. According to InfoTech, only 36% of small and medium-sized businesses in the United States have adopted IP-based systems but this is expected to rise to 62% by 2009. Similarly, 73% of large enterprise businesses in the United States are implementing IP-based systems, a figure which is expected to grow to 89% by 2009.
     When adopting IP-based systems, industry analysts have indicated that businesses prefer to purchase their IP-based communications solutions using a gradual migration approach rather than being required to discard their existing network and telephony infrastructure investments. IP-based systems are often adopted by businesses on a gradual basis, either for new facilities, or initially for a limited user group such as a functional department. Accordingly, many businesses are installing voice communications systems that allow them to migrate to IP over time. For these businesses, it is critical that their IP-based systems are able to interoperate with their existing telephony and data infrastructure. It is also critical that their IP-based systems be scalable so that they can grow along with their business without the need to change existing telephony systems or retrain staff. These systems also need to be flexible enough to operate either at a central location, where the system will support users in that location and provide service to users in branch offices, or be installed at each individual office that a business may have, or a combination of both.
     Initially, cost reductions were the primary reason for the adoption of converged IP-based communications systems. These cost reductions can include:
•	the reduction or elimination of long distance and local toll charges;

•	lower network maintenance expenses since physical moves, additions and changes can be handled centrally in an IP-based network;

•	decreased network management staff requirements since both voice and data communications are carried on a single network; and

•	lower cabling costs in new building construction since the same cable carries both voice and data communications.

     Businesses are now looking beyond cost savings to the productivity benefits, improved customer interaction and other business process improvements that IP-based communications can offer. Adopting a converged IP-based communications network allows businesses to distribute voice, video and data to any part of their network, permitting employees who are working from a branch office or from home or those who are mobile, to access business software applications as though they were in the office. This accessibility is enhanced by new software applications that provide employees with the ability to detect the presence and availability of a colleague, team, supplier or customer on the network and allow access to software applications that facilitate audio and video conferencing and unified communications. Businesses also see opportunities to more efficiently manage human resources by allowing contact center staff, technical support and other personnel to work from home, branch offices or from remote locations around the world. Additionally, businesses can use IP-based communications to enhance their business continuity plans by providing employees with access to information and services from remote locations. IP-based communications allow businesses to implement “hot-desking”, whereby an employee who is not regularly in an office or who travels between office locations, can access their personalized features, such as pre-programmed speed dial keys and voicemail, from any telephone that is associated with a hot-desk.
     Additional business process opportunities arise with the convergence of fixed and mobile communications that is possible with IP-based communications. Worker mobility gives rise to a number of challenges and opportunities for businesses. For example, employees who are frequently out of their offices rely extensively on their cellular phones, but these phones can be costly and do not give the employees access to centralized services such as office voicemail. Businesses are concerned about the cost of airtime and long distance charges of cellular devices, particularly when they are used within company premises. Mobile workers are also frustrated with the need to use multiple devices (as opposed to one phone that could be used in the car, the office and at home) and the burden of managing multiple voicemail accounts. Businesses are seeking communications solutions that integrate fixed, wireless and mobile networks in order to provide workers with advanced IP-based features from their mobile devices and remote locations.
     As businesses make their IP migration decisions based on the potential for business process improvements, they are also looking for advanced software applications and functionality specific to their particular industry. Vendors of IP-based communications solutions that are able to offer software applications that are tailored to the specific needs of the customer’s industry will benefit from new, typically higher-margin, software revenue streams.
     The following factors could affect our revenue in the future:
•	even though market indicators anticipate growth, particularly in IP Communications, our performance could be impacted by our existing and prospective customers’ willingness to invest in new communications solutions;

•	our shipments of IP Communications products have continued to grow strongly throughout fiscal 2006 due primarily to the cost saving and business process benefits an IP Communications solution can deliver to a customer. Management believes that an enterprise with multiple networked locations or employees who work remote can benefit significantly from an IP Communications solution;
•	As the depreciation cycles of TDM solutions installed prior to the year 2000 mature, there is willingness to transition to an IP Communications based solution. We believe that this replacement trend will continue;

•	The market in which we operate is extremely competitive, and there is significant pressure to remain price competitive. We believe that the programs in place to reduce costs of manufacturing will continue to offset pricing pressures; and
     During fiscal 2006, we continued to make some significant sales to new customers, most particularly in the retail, healthcare and education sectors. If the macroeconomic environment remains stable, we believe that the growth being seen in the IP Communications market will continue to favorably impact product revenue.
E. Off-Balance Sheet Arrangements
     We have the following material off balance sheet arrangements as of April 30, 2006:
     Letters of Credit:
     We had $1.2 million in letters of credit outstanding as of April 30, 2006.
     Bid and Performance Related Bonds:
     We enter into bid and performance related bonds related to various customer contracts. Potential payments due under these may be related to our performance and/or our resellers’ performance under the applicable contract. The total maximum potential amount of future payments we could be required to make under bid and performance related bonds, excluding letters of credit, was $2.5 million as of April 30, 2006. Of this amount, the amount relating to guarantees of our resellers’ performance was $1.5 million as of April 30, 2006. Historically, we have not made any payments and we do not anticipate that we will be required to make any material payments under these types of bonds.
     Intellectual Property Indemnification Obligations:
     We enter into agreements on a regular basis with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These obligations generally require us to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to our customers and suppliers. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these obligations.

F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations as of April 30, 2006:

	Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
Long-term debt obligations(1)	$—	$—	$—	$—	$—
Capital lease obligations(1)	4.5	1.8	2.7	—	—
Operating lease obligations(2)	73.7	15.6	27.5	21.4	9.2
Purchase obligations(3)	—	—	—	—	—
Defined benefit pension plan contributions(4)	2.9	2.9	—	—	—
Convertible notes(5)	73.5	5.0	12.8	55.7	—

Total contractual cash obligations	$154.6	$25.3	$43.0	$77.1	$9.2

(1)	Represents the principal and interest payments for the loans. Interest on these loans ranges from 1.3% to 11.8%, as described in our consolidated financial statements.

(2)	Operating lease obligations exclude payments to be received by us under sublease arrangements.

(3)	Represents primarily our obligation to acquire capital equipment from BreconRidge pursuant to the supply agreement between us and BreconRidge dated August 31, 2001.

(4)	Represents the estimated contribution to our defined benefit pension plan over the next twelve months. Due to the increase of $15.0 million in the unfunded pension liability during fiscal 2006, we expect our funding requirements to increase in future years. The amount of the increase will depend upon the time period in which the deficit is amortized. If the deficit is amortized over 15 years, which is our current practice, we would expect our annual funding requirements to increase by approximately $2.5 million. If the deficit is amortized over 10 years, we would expect our annual funding requirements to increase by approximately $4.5 million.

(5)	Represents the principal balance on maturity of the convertible notes and an estimate of the variable interest payable on the convertible notes. The interest is based on a spread over LIBOR of 500 basis points prior to an initial public offering and 250 basis points subsequent to an initial public offering. For the purposes estimating the variable interest, LIBOR has been assumed to be 5%.
     Liabilities arising from the deficit in our defined benefit pension plan are not included in the above table. We maintain a defined benefit pension plan in the United Kingdom. As at April 30, 2006, the accumulated benefit obligation of $144.3 million exceeded the fair value of the plan assets of $104.2 million, resulting in an unfunded status of $40.1 million as recorded in our consolidated balance sheet as of April 30, 2006.
     Obligations arising from research and development spending commitments under the TPC Agreement (as described in Item 10.C. “Additional Information — Material Contracts — TPC Agreement”) are not included in the above table. The TPC Agreement requires us to conduct an aggregate of C$400 million worth of research and development over the five year period commencing on March 31, 2005, with a minimum of C$50 million per year. We have initiated discussions with the Canadian federal government seeking an amendment to the TPC Agreement to extend the term over which the aggregate amount of C$400 million must be expended on research and development. There is no assurance that we will receive this amendment. We spent C$52.2 million during the year ended March 31, 2006 and therefore achieved the minimum requirement during the first year of the five year period.
     Please see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information - Memorandum and Articles of Incorporation” for information concerning certain conversion and redemption rights of those of our shareholders who hold Preferred Shares, the exercise of which, in certain circumstances, could have a material adverse impact on our cash flow and operations.
     Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.C. “Additional Information — Material Contracts,” for further information concerning the put, conversion and redemption rights of certain of our shareholders under the Shareholders Agreement. In the event of the exercise of these rights there can be no assurance that our cash flows would be sufficient to satisfy such obligations.
     Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.C. “Additional Information — Material Contracts,” for further information concerning certain conversion rights (into common shares) and redemption rights of the noteholders under the convertible notes. In the event of the exercise of these rights there can be no assurance that our cash flows would be sufficient to satisfy such obligations. In particular, the exercise of the put rights (by certain shareholders under the Shareholders Agreement) at a price that exceeds the lesser of $5.0 million or our cumulative retained earnings would be an event of default and trigger certain redemption rights under the terms of the convertible notes.
     Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.C. “Additional Information — Material Contracts,” for further information concerning the conversion rights of the holders of certain warrants convertible or exchangeable into common shares. The exercise of these rights, in certain circumstances, could have a material adverse impact on our cash flow and operations.
G. Safeharbor
     Please see “Forward Looking Information” on page i of this annual report.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     Our directors are either elected annually by the shareholders at the annual meeting of shareholders or, subject to our articles of incorporation and applicable law, appointed by our board of directors between annual meetings. Each director holds office until the close of the next annual meeting of our shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. Please see also Item 6.C. “Directors, Senior Management and Employees — Board Practices”, and Item 10.B. “Additional Information - Memorandum and Articles of Incorporation” for additional information concerning board practices and election of directors.
     Pursuant to the Shareholders Agreement dated April 23, 2004, as amended (as described in Item 10.C. “Additional Information — Material Contracts”), between us, Wesley Clover, Zarlink, PTIC, Dr. Matthews, Celtic Tech Jet Limited (“CTJL”), and EdgeStone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (collectively “EdgeStone”), Edgestone is entitled to nominate two directors to the Board. Gilbert S. Palter and Guthrie S. Stewart are the nominees of EdgeStone. The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the EdgeStone nominees are elected. Currently, four of the eight members of our board of directors, namely, Dr. Matthews, Peter Charbonneau, Gilbert Palter and Guthrie Stewart, are also members of the board of directors of BreconRidge. Guthrie Stewart is also the chairman of the board of BreconRidge.
     See Item 10.C. “Additional Information — Material Contracts” for further discussion of the Shareholders Agreement.
     The following table sets forth information with respect to our directors and executive officers as of September 30, 2006.

Name and Municipality of Residence	Age	Position	Principal Occupation
Dr. Terence H. Matthews(1)	63	Chairman of the Board	Chairman of the Board of Mitel
Ottawa, Ontario, Canada			Chairman of the Board of
			March Networks

Donald W. Smith	58	Chief Executive	Chief Executive Officer
Ottawa, Ontario, Canada		Officer and Director	of Mitel

Paul A.N. Butcher	44	President and Chief	President and Chief
Ottawa, Ontario, Canada		Operating Officer and	Operating Officer
		Director	of Mitel

Peter D. Charbonneau(2)	53	Lead Director	General Partner of
Ottawa, Ontario, Canada			Skypoint Capital
			Corporation

Kirk K. Mandy	50	Director	Chief Executive Officer
Ottawa, Ontario, Canada			of Zarlink

Gilbert S. Palter	41	Director	Chief Investment Officer
Toronto, Ontario, Canada			and Managing Partner of
			EdgeStone Capital
			Partners, L.P.

Guthrie J. Stewart	51	Director	Partner of EdgeStone
Montréal, Quebec, Canada			Capital Partners, L.P.

Steven E. Spooner	48	Chief Financial Officer	Chief Financial Officer of
Ottawa, Ontario, Canada			Mitel

Graham Bevington	46	Vice President and	Vice President and
Chepstow, Wales		Managing Director,	Managing Director,
		Europe, Middle East	Europe, Middle East and
		and Africa Region	Africa Region of Mitel

Roger K. Fung	54	Vice President and	Vice President and
Hong Kong, China		Managing Director,	Managing Director, Asia-
		Asia-Pacific Region	Pacific Region of Mitel

Douglas W. Michaelides(3)	45	Vice President, Global	Vice President, Global
Ottawa, Ontario, Canada		Marketing	Marketing of Mitel

Ronald G. Wellard	48	Vice President,	Vice President, Product
Ottawa, Ontario, Canada		Product Development	Development of Mitel

(1)	Dr. Matthews routinely invests in and sits as a director on the boards of businesses that are at an early stage of development and that, as a result, involve substantial risks. Dr. Matthews was a director of Ironbridge Networks Corporation, which went into receivership in January 2001 and West End Systems Corporation, which went into receivership in February 1999.

(2)	Mr. Charbonneau is a director of METConnex Inc., which filed a notice of intention to file for bankruptcy protection on September 28, 2006.

(3)	Mr. Michaelides was employed by Nortel Networks Corporation (“Nortel”) in the area of sales and marketing prior to October 2003. In that time, he became subject to a management cease trade order regarding the securities of Nortel issued by the Ontario Securities Commission, resulting from a failure by Nortel to file its financial statements as required. The cease trade order was revoked on June 21, 2005.
     Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.
     Dr. Terence H. Matthews is our founder, Chairman, and currently our majority shareholder. Dr. Matthews has been involved with us and previously with Mitel Corporation (now Zarlink), for over 18 years. In 1972, he co-founded Mitel Corporation and served as its President until 1985 when British Telecommunications plc bought a controlling interest in the company. In 2001, companies controlled by Dr. Matthews purchased Mitel Corporation’s communications systems division and the “Mitel” trademarks to form Mitel. Between 1986 and 2000, Dr. Matthews founded Newbridge Networks Corporation and served as its Chief Executive Officer and Chairman. Dr. Matthews is also the founder of Celtic House Venture Partners, an early stage technology venture capital firm with offices in Canada and the United Kingdom, which invests in high technology companies. Dr. Matthews is also the founder and Chairman of Wesley Clover Corporation, a world class investment group with offices in the United Kingdom, Canada and Australia with investments in telecommunications, real estate and leisure. In addition, Dr. Matthews currently serves on the board of directors of a number of high technology companies, including BreconRidge and is Chairman of March Networks Corporation, Newport Networks Corporation and Bridgewater Systems Corporation. Dr. Matthews holds an honors degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan and Swansea, and Carleton University in Ottawa. In 1994, he was appointed an Officer of the Order of the British Empire, and in the Queen’s Birthday Honours 2001, he was awarded a Knighthood.
     Donald W. Smith joined us in April 2001 as Chief Executive Officer and a member of our board of directors. Mr. Smith has more than 30 years of experience in the communications technology industry, including over six years at Mitel Corporation (now Zarlink) which he joined in 1979 as a Product Manager and left in 1986, after over four years at the Executive Vice President level. In 1996, Mr. Smith founded and was President and Chief Executive Officer of Cambrian Systems Corporation, a company focusing on metro optical systems. In December 1998, Cambrian Systems was acquired by Nortel Networks Corporation and from then until January 2000, Mr. Smith was Vice President and General Manager of OPTera Solutions, a division of Nortel Networks. In January 2000, Mr. Smith was promoted to President of Optical Internet, Nortel Networks. Mr. Smith holds a Bachelor of Science degree in Engineering from Imperial College, London University (U.K.).
     Paul A.N. Butcher has worked with us and previously with Mitel Corporation for over 15 years. Since February 16, 2001, Mr. Butcher has been our President and Chief Operating Officer and a member of our board of directors. From 1998 until February 2001, he was Senior Vice President and General Manager of Mitel Communication Systems, a division of Mitel Corporation (now Zarlink), and from 1997 until 1998, Mr. Butcher was Managing Director for the Europe, Middle East and Africa region of Mitel Corporation where he focused on developing and delivering converged voice and data communications systems and applications for enterprises. Mr. Butcher has considerable international experience, including several European-based assignments as Marketing Director and General Manager of Mitel Communication Systems. He currently serves on the board of directors of Natural Convergence Inc. Mr. Butcher holds a Hi Tech Diploma from Reading College of Art and Technology (U.K.).
     Peter D. Charbonneau is a General Partner at Skypoint Capital Corporation, an early-stage technology venture capital firm, a position he has held since January 2001. From June 2000 to December 2000, Mr. Charbonneau was an Executive Vice President of March Networks Corporation. Previously, he spent 13 years at Newbridge Networks Corporation acting in numerous capacities including as Chief Financial Officer, Executive Vice President, President and Chief Operating Officer and Vice Chairman. He also served as a member of Newbridge’s board of directors between 1996 and 2000. Mr. Charbonneau was appointed to our board of directors on February 16, 2001 and currently serves on the board of directors of a number of other technology companies, including BreconRidge, March Networks Corporation, True Context Corporation, MET Connex Inc. and Galazar Networks Inc. Mr. Charbonneau holds a Bachelor of Science degree from the University of Ottawa and an MBA from University of Western Ontario (London, Ontario, Canada). He has been a member of the Institute of Chartered Accountants of Ontario since 1979 and in June 2003 was elected by the Council as a Fellow of the Institute in recognition of outstanding career achievements and leadership contributions to the community and to the profession.
     Kirk K. Mandy is President and Chief Executive Officer of Zarlink, a position he has held since February 17, 2005. Mr. Mandy has been associated with Zarlink, formerly known as Mitel Corporation, for 21 years. During this time, he oversaw Mitel Corporation’s strategic decision to focus on semiconductors, and the subsequent divestiture of the communications systems division to Mitel in 2001. Between May 2001 and February 2005, he was an independent management consultant and Vice Chairman of Zarlink’s board of directors. From July 1998 to February 2001 he was the President and Chief Executive Officer of Mitel Corporation. From 1992 to 1998, Mr. Mandy was Vice President and General Manager of Mitel Corporation’s semiconductor division. He was appointed to our board of directors in July 2002 and currently serves on the board of directors of Zarlink, Epocal Corporation, Photwatt Technologies and is the Chairman of The Armstrong Monitoring Corporation. Mr. Mandy has also served on the board of directors of Strategic Microelectronics Corporation, the Canadian Advanced Technology Association, Canadian Microelectronics Corp., the Ottawa Center for Research and Innovation and Micronet Technology. Mr. Mandy’s more than 25 years of experience in the telecommunications industry includes past Chairman of the Telecommunications Research Center of Ontario, Past Co-Chairman of the National Research Council’s Innovation Forum and past Co-Chairman of the Ottawa Partnership. Mr. Mandy is a graduate of Algonquin College (Ottawa, Ontario, Canada).
     Gilbert S. Palter is the Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P., a Canadian private equity firm. Mr. Palter has held this position since 1999, prior to which he was the founder, Chief Executive Officer and Managing Director of Eladdan Capital Partners, Inc., a private equity fund targeting middle-market Canadian and U.S. companies. Mr. Palter held the position of Vice-President at Smith Barney Canada Inc. in 1995 and was Associate Managing Director of Clairvest Group Inc., a TSX-listed private equity fund, from 1993 to 1994. He was appointed to our board of directors on April 23, 2004 and is also a member of the board of directors of a number of companies, including BreconRidge and Eurospec Manufacturing Inc., and is Chairman of Specialty Catalog Corp. He is a former Chairman of Hair Club Group Inc., Trimaster Manufacturing Inc., BFI Canada Inc. and Farley Windows Inc. and was previously a director of Xantrex Technology Inc. Mr. Palter holds Bachelor of Computer Science and Economics degrees from the University of Toronto (Ontario, Canada) and an MBA from Harvard Business School.
     Guthrie J. Stewart has been a partner of EdgeStone Capital Partners, L.P., a Canadian private equity firm, since October 2001. He has more than 15 years of experience in executive management and corporate development. From 1992 to 2000, Mr. Stewart held various executive positions within the Teleglobe Inc. group, including President and Chief Executive Officer of Teleglobe Canada Inc., Canada’s international telecommunication carrier. Prior to that, he was a founding officer of B.C.E. Mobile Communications Inc. Mr. Stewart was appointed to our board of directors on April 23, 2004 and is also a member of the board of directors of MRRM Inc., Eurospec Manufacturing Inc., New Food Classics, the GBC North American Growth Fund Inc. and Chairman of BreconRidge. Mr. Stewart studied honours science at Queen’s University (Kingston, Ontario, Canada), and holds an LL.B. from Osgoode Hall Law School (Toronto, Ontario, Canada) and an MBA from INSEAD (Fontainebleau, France).
     Steven E. Spooner joined us in June 2003 as Chief Financial Officer. Mr. Spooner has more than 23 years of financial, administrative and operational experience with companies in the high technology and telecommunications sectors. Between April 2002 and June 2003, he was an independent management consultant for various technology companies. From February 2000 to March 2002, Mr. Spooner was President and Chief Executive Officer of Stream Intelligent Networks Corp., a competitive access provider and supplier of point-to-point high speed managed bandwidth. From February 1995 to February 2000, Mr. Spooner served as Vice President and Chief Financial Officer of CrossKeys Systems Corporation, a publicly traded company between 1997 and 2001. Prior to that, Mr. Spooner was Vice President Finance and Corporate Controller of SHL Systemhouse Inc., also a publicly traded company. Mr. Spooner held progressively senior financial management responsibilities at Digital Equipment for Canada Ltd. from 1984 to 1990 and at Wang Canada Ltd. from 1990 to 1992. He is a Chartered Accountant (Ontario 1982) and an honours Commerce graduate of Carleton University (Ottawa, Ontario, Canada).
     Graham Bevington has been our Vice-President and Managing Director of the Europe, Middle East and Africa Region since February 2001. Between January 2000 and February 2001, Mr. Bevington held the same position for Mitel Corporation. From 1997 until December 1999, he was Managing Director at DeTeWe Limited. From 1986 until 1997, Mr. Bevington was Sales Director at Shipton DeTeWe Limited.
     Roger K. Fung joined us in 2002 as Vice-President and Managing Director, Asia-Pacific Region. From 2000 until 2002, Mr. Fung was employed by March Networks Corporation in a similar capacity. Prior to this he was a founding member of Newbridge Networks Asia Ltd., where he served as President Asia-Pacific, helping to build the business in Asia-Pacific from 1987 to 2000. He currently serves on the board of directors of several companies, including Mart Asia Ltd., March Networks Asia Pacific Limited, BreconRidge Manufacturing Solutions Asia

Ltd. and Vodatel Networks Holding Ltd. Mr. Fung has a Bachelor of Applied Science in Industrial Engineering Degree from the University of Toronto.
     Douglas W. Michaelides joined us in January 2006 as Vice-President, Marketing. From October 2003 to December 2005, Mr. Michaelides was Senior Vice President, Marketing at MTS Allstream Inc., one of Canada’s largest business telecommunications service providers. Before that he held various positions over a period of 20 years in sales and marketing at Nortel Networks Corporation, culminating in the role of Vice President and General Manager of the global professional services business in 2001. Mr. Michaelides has a Bachelor of Science degree in electrical engineering from the University of Toronto and an MBA from York University (Toronto, Ontario, Canada).
     Ronald G. Wellard joined us in December 2003 as Vice-President, Research and Development and currently holds the position of Vice-President of Product Development. Prior to July 2003, Mr. Wellard was a Vice-President at Nortel Networks Corporation and notably held the position of Product Development Director for Meridian Norstar from 1994 to 1999. Mr. Wellard has a Bachelor of Applied Science, Systems Design Engineering degree from the University of Waterloo (Ontario, Canada).
B. Compensation
     The following table sets forth a summary of compensation paid during the fiscal year ended April 30, 2006 to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers (the “Named Executive Officers”). Kevin E. Bowyer, one of our Named Executive Officers, was terminated on May 2, 2006 and is no longer an executive officer.

Summary Compensation Table

			Long Term Compensation
			Securities Underlying Options
	Annual Compensation		and Deferred Share Units	All Other
Name And Principal Position	Salary	Bonus	Granted	Compensation
Donald W. Smith — Chief Executive Officer(1)	$630,927	—	—	$10,080	(4)
Paul A.N. Butcher — President and Chief Operating Officer(1)	$420,924	—	59,700 Common Shares	$31,080	(5)
Steven E. Spooner — Chief Financial Officer(1)	$231,001	$84,000	575,000 Common Shares	$10,080	(6)
Graham Bevington — Vice President and Managing Director, Europe, Middle East and Africa Region(2)	$260,031	—	150,000 Common Shares(8)	$37,538	(7)
Kevin E. Bowyer — President, Mitel Networks, Inc.(3)	$175,000	223,375	150,000 Common Shares(9)	$8,000

(1)	Compensation paid in Canadian dollars, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Bank of New York for fiscal 2006 of C$1.00 = $0.84.

(2)	Compensation paid in British Pounds Sterling, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Bank of New York for fiscal 2006 of GBP £1.00 = $1.78.

(3)	Mr. Bowyer’s other compensation for fiscal 2006 was a car allowance of $8,000.

(4)	Mr. Smith’s other compensation is a car allowance of $10,080.

(5)	Mr. Butcher’s other compensation is comprised of a car allowance of $15,120 and a company contribution to our Deferred Share Unit Plan of $15,960.

(6)	Mr. Spooner’s other compensation is a car allowance of $10,080.

(7)	Mr. Bevington’s other compensation is a car allowance of $22,964 and a company contribution to a defined benefit plan of $14,575.

(8)	These options were conditional on certain financial targets which were not met and in accordance with the terms of their grant, these options were cancelled on June 8, 2006.

(9)	On May 2, 2006, Mr. Bowyer was terminated and all of these options were cancelled.
     The following table sets forth information regarding options for the purchase of common shares granted during the fiscal year ended April 30, 2006 to our directors and Named Executive Officers.

	Number of
	Common	Percent of	Exercise Price	Market Value of
	Shares	Total Options	Per Common	Common Shares
	Underlying	Granted to	Share	Underlying
	Options	Employees in	($/Common	Options on
Name	Granted(1)	Fiscal Year	Share)(2)	Date of Grant(3)	Expiration Date
Donald W. Smith	—	—	—	—	—
Paul A.N. Butcher	—	—	—	—	—
Steven E. Spooner	575,000	11.58%	$0.89	—	July 27, 2010
Graham Bevington	150,000 (5)	3.02%	$0.89	—	July 27, 2010
Kevin E. Bowyer	150,000	3.02%	$0.89	—	July 27, 2010
Dr. Terence H. Matthews	78,947	1.59%	$0.89	—	July 27, 2010
Peter D. Charbonneau	102,447	2.06%	$0.89	—	July 27, 2010
Kirk K. Mandy	77,342	1.56%	$0.89	—	July 27, 2010
Gilbert S. Palter	— (4)	—	—	—	—
Guthrie J. Stewart	— (4)	—	—	—	—

(1)	The options vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year thereafter.

(2)	Option exercise prices have been set in Canadian dollars but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York on April 30, 2006 of C$1.00 = $0.89.

(3)	Values based on the midpoint of the public offering price range set forth on the cover page of this prospectus.

(4)	Options to purchase 78,290 common shares have been granted to EdgeStone Capital Equity Fund II Nominee, Inc. in connection with Mr. Palter and Mr. Stewart acting as directors of Mitel.

(5)	These options were cancelled on June 8, 2006.

     Our directors who are not also employees are reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. Directors are also eligible to participate in our equity compensation plan.
     Non-employee directors are compensated with either cash or stock options in lieu of cash. The number of options granted is calculated using the cash value divided by the Black-Scholes value at the time of grant.
     The remuneration for non-employee directors is based on the following:

Annual service on the board of directors (other than the Chair)	C$	25,000
Annual service as the Chair of the board of directors	C$	100,000
Annual service as a member of the audit committee (other than the Chair)	C$	10,000
Annual service as the Chair of the audit committee	C$	15,000
Annual service as a member of other standing committees	C$	7,500
Meeting fees (varies depending on whether in person, by telephone and by committee)	C$	500-2,000
     In addition, each of our non-employee directors is granted options to purchase common shares annually at an exercise price equal to the fair market value of those shares on the date of grant.
     We maintain directors and officers liability insurance in the amount of $15,000,000 for the benefit of our directors and officers. Our premium is $145,500 which covers the period from November 1, 2005 to November 1, 2006. No portion of the premium is paid by our directors and officers. The policy contains a deductible ranging from $50,000 to $75,000 depending upon the nature of the claim. Our by-laws provide that we shall indemnify a director or officer against liability incurred in such capacity including acting at our request as director or officer of another corporation, to the extent permitted by the Canada Business Corporations Act (“CBCA”). The policy contains a number of exclusions and limitations to the coverage provided, as a result of which we may, under certain circumstances, be obligated to indemnify our directors or officers for certain claims which do not fall within the coverage provided under the policy. On June 10, 2004, the Board of Directors approved a form of indemnification agreement and authorized us to enter into indemnification agreements with each of the directors and Steve Spooner (CFO), along with certain other corporate officers designated from time to time by the board of directors.
Employment Contracts:
     Donald W. Smith. Donald Smith is employed as our Chief Executive Officer, reporting to the Chairman of our board of directors. Effective as of April 17, 2001, we executed an Amended and Restated Employment Agreement with Mr. Smith. Mr. Smith is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Smith is terminated without cause, he will receive a severance payment totalling 24 months’ salary and bonus compensation (paid over a 24-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Smith is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, continued vesting of options for one year. Mr. Smith receives a base salary of C$750,000, a monthly car allowance of C$1,000, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in our standard employee benefit plans. Mr. Smith is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee. Mr. Smith’s employment agreement contains provisions addressing confidentiality, non- disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
     By way of a letter agreement between Mr. Smith and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 of our common shares with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options granted to Mr. Smith expire on March 1, 2012.
     Paul A.N. Butcher. Paul Butcher is employed as our President and Chief Operating Officer, reporting to our Chief Executive Officer. Effective as of February 16, 2001, we executed an Amended and Restated Employment Agreement with Mr. Butcher. Mr. Butcher is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Butcher is terminated without cause, he will receive a severance payment totalling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Butcher is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Butcher receives a base salary of C$500,000, a monthly car allowance of C$1,500, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in our standard employee benefit plans. Mr. Butcher is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee in its sole discretion. Mr. Butcher’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
     By way of a letter agreement between Mr. Butcher and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Butcher options to purchase 1,000,000 of our common shares with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options granted to Mr. Butcher expire on March 1, 2012.
     Graham Bevington. Graham Bevington is employed as our Vice President and Managing Director, Europe, Middle East and Africa Region, reporting to the President and Chief Operating Officer. Mr. Bevington is employed for an indefinite term, subject to termination in accordance with the terms of his employment letter agreement, as amended. If Mr. Bevington is terminated without cause, he will receive a minimum of six months’ notice of termination. Mr. Bevington receives a base salary of £113,400, a monthly car allowance of $2,100, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in our standard employee benefit plans. Mr. Bevington is also entitled to receive an annual bonus payment related to his achievement of defined targets. Mr. Bevington’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property.
     Steven E. Spooner. Steven Spooner is employed as our Chief Financial Officer, reporting to our Chief Executive Officer. Effective as of January 1, 2006, we executed an Employment Agreement with Mr. Spooner under which he is employed for an indefinite term, subject to termination in accordance with its terms. If Mr. Spooner is terminated without cause, he will receive a severance payment totaling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Spooner is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Spooner receives a base salary of C$300,000, a monthly car allowance of C$1,000, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in our standard employee benefit plans. Mr. Spooner is also entitled to receive an annual bonus payment of up to 50% of his annual base salary, in an amount determined by the Compensation Committee, in its sole discretion. Mr. Spooner’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
     Kevin Bowyer. Kevin Bowyer was employed as President of Mitel Networks, Inc. from March 14, 2005 until May 1, 2006, reporting to our Chief Operating Officer. Effective as of February 21, 2005, we executed an Employment Agreement with Mr. Bowyer under which he was employed at will for an indefinite term. Mr. Bowyer received a base salary of $175,000, a monthly car allowance of $667, stock options, and fuel and maintenance reimbursement for one vehicle, and he participated in our standard employee benefit plans. Mr. Bowyer was also eligible for an annualized target incentive bonus of $175,000 related to his achievement of defined revenue targets, pursuant to our Sales Incentive Compensation Plan for fiscal year 2006. Mr. Bowyer’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-solicitation and ownership of intellectual property. Upon Mr. Bowyer’s termination, he received $45,750.
     Our executive officers are eligible to receive incentive or bonus compensation at the discretion of the Compensation Committee based primarily on our financial performance, the executive’s attainment of certain goals and objectives and the compensation paid by comparable companies at a similar stage of development.
Indebtedness of Directors, Officers and Members of Senior Management:

None of our directors or officers, and no associate or affiliate of any of them, is or has been indebted to us at any time since the beginning of fiscal 2006.
Pension and Retirement Plans:
     We maintain defined contribution pension plans that cover substantially all of our employees. We match the contributions of participating employees to the defined contribution pension plans on the basis and to the extent of the percentages specified in each plan (ranging from 1% to 6%, depending on the plan).
     There were no material accrued obligations at the end of fiscal 2006 pursuant to these defined contribution pension plans.
     Our United Kingdom subsidiary also maintains a defined benefit pension plan. The defined benefit plan provides pension benefits based on length of service and final average earnings. At April 30, 2006, the accumulated benefit obligation of $144.3 million exceeded the fair market value of the net assets available to provide for these benefits of $104.2 million, resulting in a $40.1 million pension liability recorded in the consolidated balance sheet as at April 30, 2006.
     On December 9, 2004, we adopted a deferred share unit plan in order to promote a greater alignment of interests among two members of our senior management staff and our shareholders. Our previous supplemental executive retirement plan was wound up and terminated by us in favor of the deferred share unit plan.
     Each deferred share unit entitles the holder to receive a cash lump sum payment equal to the market value of our common shares within one year of cessation of employment. Deferred share units are not considered shares, nor is the holder of any deferred share unit entitled to voting rights or any other rights attaching to the ownership of shares. The number of deferred share units that may be awarded to a participant in any calendar year under our deferred share unit plan is equal to 15% of the participant’s annual salary, less the maximum amount of the participant’s eligible retirement savings plan contributions in that particular taxable year. Within a year of a participant’s cessation of employment with us, such participant will receive a lump sum payment in cash having a value equal to the number of deferred share units recorded on his account multiplied by the market value of our common shares, less any applicable withholding taxes. Our deferred share unit plan is administered by our Compensation Committee.
     Currently, Paul Butcher, our President and Chief Operating Officer, is the only participant in our deferred share unit plan. As at April 30, 2006, 340,612 deferred share units have been awarded to Mr. Butcher under our deferred share unit plan, of which 242,062 of those units represent the value of his interest in our supplementary executive retirement plan (being C$242,062), which was transferred by us to the deferred share unit plan on May 31, 2005.
     At April 30, 2006 we had recorded a liability of $0.8 million in the consolidated balance sheet in respect of our obligations under the Deferred Share Unit Plan.
C. Board Practices

     Our board of directors currently consists of seven members. Our articles of incorporation provide that the board of directors is to consist of a minimum of three and a maximum of fifteen directors as determined from time to time by the shareholders, and permit the directors to appoint additional directors in accordance with the CBCA within any fixed number from time to time. Shareholders have authorized a fixed number of seven directors. The term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, one quarter of our directors must be resident Canadians as defined in the CBCA.
     There are no family relationships among any of our directors or executive officers.
Board Committees:
     The standing committees of our board of directors consist of an audit committee and a compensation committee. We intend to create a nominating and corporate governance committee. We intend to appoint additional directors in order to satisfy the independence requirements of the Nasdaq Global Market, rules and regulations of the SEC and guidelines of the Canadian provincial securities regulatory authorities.
     Audit Committee. Our audit committee is comprised of Messrs. Charbonneau (who is also chairman of the committee), Stewart and Mandy.
     The principal duties and responsibilities of our audit committee are to assist our board of directors in discharging its oversight of:
•	the integrity of our financial statements and accounting and financial process and the audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	our external auditor’s qualifications and independence;

•	the work and performance of our financial management, internal auditor and external auditor; and

•	our system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, risk management and ethics established by management and our board.
     Our audit committee has access to all books, records, facilities and personnel and may request any information about our company as it may deem appropriate. It also has the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the committee.
     Our audit committee also reviews and approves related party transactions and prepares reports for the board of directors on such related party transactions.
     Compensation Committee. Our compensation committee is comprised of Messrs. Stewart (who is also chairman of the committee), Charbonneau and Mandy. The principal duties and responsibilities of the compensation committee are to assist our board of directors in discharging its oversight of:

•	compensation, development, succession and retention of the chief executive officer and key employees;

•	the establishment of fair and competitive compensation and performance incentive plans; and

•	the production of an annual report on executive compensation for inclusion in our public disclosure documents.
     Compensation Committee Interlocks and Insider Participation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Other Committees:
     We have established a disclosure committee in accordance with Sarbanes-Oxley legislation and with SEC regulations. Our disclosure committee is comprised of our Senior Corporate Counsel, Vice President of Strategic Marketing, Treasurer and Chief Risk Manager, and Corporate Controller. The disclosure committee is responsible for:
•	reviewing all forward-looking information in our continuous disclosure documents;

•	implementation of the disclosure committee policy and the education of employees, officers and directors on matters related to the policy;

•	approving the designation of spokespersons;

•	ensuring that appropriate processes are in place to monitor our corporate website;

•	ensuring that when a public disclosure requires corrections, such correction is timely and made under the supervision of the disclosure committee;

•	monitoring the integrity and effectiveness of our disclosure controls and procedures on an ongoing basis and reporting findings to the CEO and CFO;

•	reviewing and supervising the preparation of documentation that are required to be or are voluntarily filed with a securities commission, stock exchange or government under applicable securities or corporate law including annual certifications, annual reports filed with the SEC on Form 20-F and 6-K; and

•	evaluating the effectiveness of our disclosure controls and procedures as of the end of each year end.
D. Employees
     As of September 30, 2006, we had 1553 employees of whom 807 were in Canada, 275 were in the United States and 471 were in the United Kingdom and other countries. We had 1,849, 1,689 and 1,652 employees at the end of fiscal year 2004, fiscal year 2005 and fiscal year 2006, respectively. In connection with our transition to an IP-based communications company, we have streamlined and centralized our back-end processes to improve operational efficiencies. We have taken significant steps in hiring new or cross training existing technical staff to meet the needs of the IP-based communications market. Annual revenues per employee during fiscal 2004, fiscal 2005 and fiscal 2006 were $184,000, $203,000 and $234,000, respectively, reflecting our continuing focus on improving operational efficiency.

     We have a long-standing positive working relationship with the International Brotherhood of Electrical Workers with respect to approximately 100 U.S. field technicians who perform installation, maintenance and systems changes. Our current contract with this union expires after September 30, 2007, with options to renew for additional one-year periods.
     We believe that our future success depends in large part on our ability to attract and retain highly skilled managerial, research and development, and sales and marketing personnel. Our compensation programs include opportunities for regular annual salary reviews, bonuses and stock options. Over 60% of our employees are also common shareholders and over 95% of our employees hold options to acquire our common shares. We believe we have been successful in our efforts to recruit qualified employees and believe relations with our employees are generally positive.
E. Share Ownership
     Dr. Matthews holds 66% of the voting power of our share capital, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions – Major Shareholders”.
     Mr. Smith currently holds options to purchase 5,000,000 common shares. Of this amount, options to purchase 2,000,000 common shares were granted by us in accordance with our employee stock option plan granted on July 26, 2004 with an exercise price of C$1.00 per common share. The option to acquire the remaining 3,000,000 common shares, which have an exercise price of C$3.50 per common share, are options to purchase outstanding common shares of Mitel owned by Wesley Clover, which were granted to Mr. Smith by Dr. Matthews on March 1, 2002. Upon the exercise of these latter options, the proceeds of the exercise would be paid directly to Wesley Clover. The options granted by Wesley Clover on 3,000,000 of our common shares owned by Wesley Clover were intended to provide an additional incentive to Mr. Smith in connection with his employment by us. Had such options been issued by us, the aggregate option grant to Mr. Smith would have been an excessive drain on the limited pool of shares set aside by us under our employee stock option plan. The options granted to Mr. Smith on the common shares currently held by Wesley Clover have all vested and expire on March 1, 2012. As of September 30, 2006, 4,000,000 options at an exercise price ranging from C$1.00 to C$3.50 per common share have vested. Mr. Smith has not exercised any stock options to date.
     Each of the management employees listed at Item 6.B. “Directors, Senior Management and Employees — Compensation” beneficially own less than 1% of our common shares or preferred shares.
Employee Equity Compensation Plans:
     2001 Stock Option Plan:
     We adopted an employee stock option plan in March 2001 (the “2001 Stock Option Plan”). Further amendments to the 2001 Stock Option Plan have been approved by our board of directors from time to time in accordance with section 24 of the 2001 Stock Option Plan. The 2001 Stock Option Plan provides for the grant of options to acquire common shares to our employees, directors and consultants.

     The 2001 Stock Option Plan provides that the compensation committee of our board of directors has the authority to determine the individuals to whom options will be granted, the number of common shares subject to option grants and other terms and conditions of option grants. The 2001 Stock Option Plan also provides that, unless otherwise determined by the compensation committee, one-quarter of the common shares that an option holder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The 2001 Stock Option Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant. The 2001 Stock Option Plan contains change of control provisions which accelerate vesting of options under certain circumstances.
     As at September 30, 2006, there are 19,041,119 common shares representing approximately 9% of the outstanding shares reserved for issuance upon the exercise of options granted under the 2001 Stock Option Plan of which options to acquire 19,041,119 common shares are currently issued and outstanding.
     Effective September 7, 2006, shares subject to outstanding awards under the 2001 Stock Option Plan which lapse, expire or are forfeited or terminated will no longer become available for grants under this plan. Instead, new stock options and other equity grants will be made under the 2006 Equity Incentive Plan (described below) which became effective on September 7, 2006.
     2006 Equity Incentive Plan:
     Our 2006 equity incentive plan was approved by our shareholders on September 7, 2006 (the “2006 Equity Incentive Plan”). No new options will be granted under the 2001 Stock Option Plan and all future equity awards will be granted under the new 2006 Equity Incentive Plan. All existing options that have been previously granted under the 2001 Stock Option Plan will continue to be governed under that plan until exercise, termination or expiry.
     The 2006 Equity Incentive Plan provides us with increased flexibility and choice in the types of equity compensation awards that we may grant, including options, deferred share units, restricted stock units, performance share units and other share-based awards. The principal purpose of the 2006 Equity Incentive Plan is to assist us in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives.
     The aggregate number of common shares that may be issued under the 2006 Equity Incentive Plan and all other security-based compensation arrangements is 12% of the total number of common shares outstanding from time to time. Common shares subject to outstanding awards under this plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.
     The 2006 Equity Incentive Plan contains an amendment provision that allows our board of directors to amend the plan for a number of purposes without notice or subsequent shareholder approval including:
•	to amend general vesting provisions;

•	to amend the term of any option, subject to limits contained in the plan;

•	to amend the provisions in the plan dealing with retirement, death, disability or termination of participants;

•	to make amendments for the protection of participants in the plan, including amendments resulting from changes in law in any jurisdiction; and

•	to make amendments to cure or correct ambiguities, defects or mistakes in the plan.
     As at September 30, 2006, options to acquire 66,987 common shares are currently issued and outstanding under the 2006 Equity Incentive Plan.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     We are controlled by Dr. Matthews who holds 66% of the voting power of our share capital, directly (40,897,750 Series B Preferred Shares or approximately 20%), indirectly through Wesley Clover (90,000,000 common shares or approximately 44%) and indirectly through Celtic Tech Jet Corporation (4,555,169 common shares or approximately 2%). The following table sets forth certain information as of September 30, 2006 concerning the beneficial ownership of our shares as to each person known to our management to be the beneficial owner of 5% or more of our outstanding capital:

		Beneficial		Percentage of
	Identity of Person or	Amount	Percentage of	Voting
Class of Shares	Group	Owned (1)	Class	Power (2)
Series B Preferred Shares	Dr. Matthews	40,897,750	60%	20%
Common Shares	Wesley Clover	90,000,000	77%	44%
	Total shares owned	135,558,122 (3)	N/A	66%
	by Dr. Matthews
Series A Preferred Shares	EdgeStone	20,000,000	100%	10%
Common Shares	EdgeStone	5,049,791	4%	2%
	Total shares owned	25,049,791	N/A	12%
	by EdgeStone
Series B Preferred Shares	PTIC	16,000,000	24%	8%
Common Shares	Her Majesty the	25,428,050	18%	11%
(warrants only)	Queen in Right of
	Canada
Common Shares	Zarlink	10,000,000	9%	5%

(1)	Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person or entity who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares that a person would receive upon exercise of stock options or warrants, or upon conversion of convertible securities held by that person that are exercisable or convertible within 60 days of the determination date. Shares issuable pursuant to exercisable or convertible securities are deemed to be outstanding for computing the percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Percentage of Voting Power is calculated based on the beneficial amount owned divided by total shares outstanding including warrants, options or other convertible securities which are exercisable or convertible within 60 days into our common shares. For the purposes of calculating the percentage of Voting Power it has been assumed that the Series A Preferred Shares and Series B Preferred Shares convert into our common shares on a one for one basis. The actual conversion rate will be greater than one for one and will depend on the value of a common share at the time the Series A Preferred Shares and Series B Preferred Shares are converted. See Item 1010.B. “Additional Information – Memorandum and Articles of Incorporation – Share Capital Stock”.

(3)	Includes the 90,000,000 common shares owned by Wesley Clover and the 4,555,169 common shares owned by Celtic Tech Jet Corporation and 105,203 stock options that are currently exercisable.

(4)	The parties to the Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the EdgeStone nominees are elected. See Item 1010.C. “Additional Information — Material Contracts” for discussion of the Shareholders Agreement.
     Our major shareholders do not have different voting rights than other shareholders. We are not aware of any arrangements, the operation of which would result in a change in control of Mitel.
United States Shareholders:
     On September 30, 2006, we had 489 registered shareholders with addresses in the United States holding approximately 2,499,152 common shares and 14 registered shareholders holding 1,558,468 Series B Preferred Shares or combined on an as if converted to common shares basis approximately 1% of the total number of issued and outstanding shares. United States residents also hold options to purchase 1,611,374 common shares. Residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.
B. Related Party Transactions
     Set forth below is a description of transactions between us and persons or entities that are deemed to be related parties to us.
BreconRidge Manufacturing Solutions Corporation
     We have or had the following agreements and related transactions involving BreconRidge, a company in which, as of September 30, 2006 (a) Dr. Matthews holds approximately a 28.23% ownership interest, and (b) EdgeStone holds approximately a 49.02% ownership interest. EdgeStone is one of our major shareholders and two of our directors are partners of EdgeStone and directors of BreconRidge. One of these directors is the chairman of the BreconRidge board of directors. Dr. Matthews and Mr. Charbonneau, who are members of our board of directors, also sit on the BreconRidge board of directors.
Outsourcing of Manufacturing and Repair Operations:
     In connection with the sale of our manufacturing operations to BreconRidge in 2001, we entered into a supply agreement with BreconRidge dated August 30, 2001, as amended. Under this agreement, BreconRidge has agreed to manufacture certain products for us and to provide repair and related services under terms and conditions reflecting what management believes were prevailing market conditions at the time we entered into the agreement. This agreement expires on December 31, 2007, subject to automatic one year renewal periods.
     The supply agreement with BreconRidge does not contain any minimum purchase requirements. We periodically renegotiate manufacturing pricing with BreconRidge and, where appropriate, retain a consultant and obtain quotes for manufacturing from independent manufacturers and for raw materials from suppliers. Under the terms of the supply agreement, we are not obligated to purchase products from BreconRidge in any specific quantity unless and until a binding purchase order has been issued. We may be obligated to purchase certain excess inventory levels from BreconRidge that could result from our actual sales varying from forecasts we provide. BreconRidge is required to purchase our raw material inventory before turning to third party suppliers for raw materials. During fiscal 2006, we purchased $101.4 million of products and services from BreconRidge (2004 — $84.9 million; 2005 — $94.2 million; the Transition Period — $1.8 million) and sold $0.4 million of raw material inventory to BreconRidge (2004 — $2.7 million; 2005 — $0.9 million; the Transition Period — $0.1 million) under this agreement. As at April 30, 2006, balances payable by us pursuant to this agreement amounted to $24.0 million (2005 — $15.4 million) and balances receivable by us pursuant to this agreement amounted to $0.7 million (2005 — $1.7 million).
     Pursuant to the terms of the supply agreement, we may supply to or purchase from BreconRidge certain tools used in the manufacturing process on a monthly basis. These manufacturing tools are capitalized by us as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2006, manufacturing tools purchased from BreconRidge pursuant to the terms of the supply agreement amounted to $0.9 million (2004 — $0.1 million; 2005 — $0.2 million; the Transition Period — $nil).
     BreconRidge is prohibited from discontinuing or refusing to manufacture our products for any reason other than an event of force majeure or in the event of an uncured default by us. The supply agreement may be terminated by either party at any time after December 31, 2007 on not less than 180 days prior notice or in the event of an uncured material breach by, or change in control of, the other party.
Management Services:
     On August 30, 2001, we also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements (described below), as well as human resources and information systems support services.

Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During fiscal 2006 we provided services valued at $0.5 million under these agreements (2004 — $3.3 million; 2005 — $1.0 million; the Transition Period — $nil).
Leased Property:
     On August 31, 2001, we entered into a sublease agreement, as sublessor, with BreconRidge for certain office and manufacturing facilities in Ottawa totaling approximately 160,000 square feet, under terms and conditions reflecting what management believed were prevailing market conditions at the time the sublease was entered into. The sublease agreement expired on August 31, 2006. BreconRidge vacated the premises in 2004 and the sublease agreement has not been renewed. During fiscal 2006, we earned $2.2 million of rental income for these leased premises (2004 — $2.4 million; 2005 — $2.0 million; the Transition Period — $nil).
     On August 31, 2001, we entered into a sublease agreement, as sublessor, with BreconRidge for certain office and manufacturing space located in Caldicot, United Kingdom totaling 94,161 square feet under terms and conditions reflecting what management believed were prevailing market conditions at the time the sublease was entered into. On August 31, 2005, we sold the Caldicot property, the sublease was assigned to the new owner and we no longer receive rental income. During fiscal 2006, we earned $0.6 million of rental income for the leased premises (2004 — $1.9 million; 2005 — $1.6 million; the Transition Period — $nil).
Brookstreet Research Park Corporation
     Our Corporate Head Offices (located in Ottawa, Canada) totaling approximately 512,000 square feet are leased from Brookstreet, a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into, for a period of 10 years, expiring on February 15, 2011. During fiscal 2006, we incurred $6.5 million of rent expense for the leased premises (2004 — $6.7 million; 2005 — $5.9 million; the Transition Period — $0.1 million).
March Networks Corporation
     We have, or during the past three years have had, the following agreements involving March Networks, a company in which Dr. Matthews owned directly or indirectly approximately 18.92% of the issued and outstanding shares, as of September 30, 2006, and of which he is the chairman of the board of directors. Mr. Charbonneau, one of our directors, also sits on the March Networks board of directors.
     On September 21, 2001, we entered into an alliance agreement, as amended, with March Networks. The alliance agreement contemplated that we and March Networks would enter into subsequent joint development agreements for the development of future products. To date, no such agreements have been entered into and we do not anticipate that we will do so in the future. The alliance agreement automatically terminated on March 31, 2005.

     On October 10, 2002, we entered into the Technology Partnerships Canada Agreement with Her Majesty the Queen in Right of Canada, Mitel Knowledge Corporation and March Networks pursuant to which we and March Networks agreed to carry out a research and development project in consideration of a grant by Industry Canada in the amount of the lesser of (i) 25% of project cost elements incurred by us, March Networks and Mitel Knowledge Corporation and (ii) C$60 million. See Item 10.B. “Additional Information – Memorandum and Articles of Incorporation — Warrants — Technology Partnerships Canada Warrants.”
     We also entered into a referral and teaming agreement effective as of October 31, 2003, as amended, with March Networks pursuant to which we have agreed to sell March Networks’ products in return for the payment by March Networks of a commission to us equal to 10% of each sale of March Networks’ products made through our channel partners. During fiscal 2006, we purchased $0.3 million in products and services (2004 — $1.0 million; 2005 — $0.4 million; the Transition Period — $nil) and earned insignificant commissions (2004 — insignificant; 2005 — insignificant; Transition Period — nil) from March Networks under this agreement. This agreement expired on October 31, 2005 and was not renewed.
Zarlink Semiconductor Inc.
     We have or had during the past three years the following agreements involving Zarlink, a company which holds 5% of our shares, as of September 30, 2006. The CEO and President of Zarlink, Kirk Mandy, sits on our board of directors.
Supply Agreement:
     In connection with the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink, we entered into a non-exclusive supply agreement dated February 16, 2001, as amended, with Zarlink pursuant to which Zarlink has agreed to supply semiconductor components to us under terms and conditions reflecting what management believes were prevailing market conditions at that time. The initial term of the agreement is 10 years with subsequent automatic annual renewals. During fiscal 2006, we paid Zarlink less than $0.05 million for supplies under this agreement (2004 — less than $0.05 million; 2005 — less than $0.05 million; the Transition Period — $nil).
     Under the terms of the supply agreement, Zarlink is obligated to place into escrow all of its know-how, improvements and new technology with respect to the manufacture of hybrid devices and IP-based communications products that are purchased by us. The escrowed materials are to be released to us in the event of bankruptcy, receivership, issuance of a last-time buy notification, discontinuance of manufacture, transfer of the hybrid or IP communications business in whole or in part to another party (if the party fails to assume the obligations of Zarlink with respect to the hybrid or IP-based communications products), or a material breach of the agreement by Zarlink which remains uncured for 30 days.
     Under the terms of the supply agreement, Zarlink granted us a non-exclusive license in the Zarlink intellectual property, Zarlink improvements, and Zarlink-developed new technology relating to the supplied components. We have the limited right to grant sublicenses only to semiconductor second source suppliers for the manufacture of hybrid and semiconductor components which incorporate our intellectual property.
Other Supply Arrangements:
     During fiscal 2006, we indirectly, through our contract manufacturers, including BreconRidge, purchased $7.4 million in supplies from Zarlink on our behalf (2004 — $7.1 million; 2005 (including the Transition Period) — $6.6 million. See Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions – BreconRidge Manufacturing Solutions Corporation”.
Intellectual Property License Agreement:
     In connection with the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink, we entered into an intellectual property license agreement dated February 16, 2001 with Zarlink pursuant to which Zarlink licensed to us certain intellectual property retained by Zarlink at the time the communications systems business of Zarlink was sold to us. Under this agreement, Zarlink granted us a non-personal, limited, assignable, royalty free, perpetual, irrevocable, non-exclusive, worldwide license, including the right to sublicense, the licensed intellectual property to make, use, have made, develop, offer for sale, or otherwise exploit the licensed products which utilize or embody the licensed intellectual property. We are restricted from sublicensing the licensed intellectual property to allow the manufacture of semiconductors, other than for use in our business, and from granting a license assigning or granting a security interest in any of the licensed intellectual property to a third party involved in the research and development or sale of products or services that are competing with our own.
     If Zarlink is wound up or takes any material steps with regard to bankruptcy proceedings or otherwise ceases to carry on business, the agreement provides that all right, title and interest in and to the licensed intellectual property will be transferred over to us.
     We were also a party to the following agreements with Zarlink, which have terminated:
•	a non-competition and non-solicitation agreement among us, Zarlink and its subsidiaries, Wesley Clover, and Dr. Matthews, dated February 16, 2001; and

•	a lease between us and Zarlink Semiconductor Limited, a subsidiary of Zarlink, for premises in Caldicot, United Kingdom, which we assigned in connection with the sale of the Caldicot property on August 31, 2005.
Wesley Clover Corporation
     Dr. Matthews wholly-owns directly or indirectly Wesley Clover Corporation. During fiscal 2006, we paid less than $0.05 million to Wesley Clover for various services (2004 — less than $0.05 million; 2005 — less than $0.05 million; the Transition Period — $nil).
     On September 21, 2006, we closed a common share warrant offering under which we sold warrants to Wesley Clover for total consideration of $15 million. The holder of these warrants can acquire common shares for no additional consideration, such number of common shares to be determined in accordance with a formula set forth in the warrants. If these warrants are exercised in connection with an initial public offering, the holder will be entitled to receive additional warrants to acquire common shares in accordance with a formula set forth in these additional warrants. See Item 10.B. “Additional Information – Memorandum and Articles of Incorporation – Wesley Clover Warrants”.
Other Transactions
     We have entered into technology transfer, technology licensing and distribution agreements with each of the following companies related to Dr. Matthews under terms reflecting what management believes were prevailing market conditions at the time the agreements were entered into: NewHeights Software Corporation, MKC Corporation and Encore Networks, Inc. These companies develop technology that we integrate with, distribute or sell alone or as part of our own products.
•	NewHeights Software (a corporation controlled by Owen Matthews, who is related to Dr. Matthews) may be deemed a related party because Dr. Matthews indirectly owns approximately 16% of that company. During fiscal 2006, we paid NewHeights $2.6 million in software royalties relating to a customized desktop communication management software application which we integrate and distribute as Your Assistant (2004 — $0.3 million; 2005 — $0.8 million; the Transition Period — $nil). We also received $0.1 million of rental and other income from NewHeights during fiscal 2006 (2004 — $nil; 2005 — $0.1 million; the Transition Period — $nil).

•	MKC Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 82% of that company. During fiscal 2006, we paid MKC $nil for the purchase of SIP-based equipment and software components (2004 — $0.1 million; 2005 — $0.1 million; the Transition Period — $0.1 million). On April 1, 2006, we entered into a purchase and sale agreement whereby we purchased certain SIP-based IP assets from MKC. The purchase price for the assets is payable in the form of a royalty equal to $0.50 for each Mitel SIP-enabled IP desktop device we sell over the next five years, up to a maximum royalty value, in the aggregate, of C$1.3 million. During fiscal 2006, we recorded royalties payable to MKC of less than $0.05 million relating to this agreement. NewHeights Software and MKC Corporation merged on September 1, 2006.

•	Encore Networks may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 90% of that company. During fiscal 2006, we paid Encore $0.2 million for the purchase of certain signaling conversion hardware and software which we distribute as part of our product line and for other services (2004 — $nil; 2005 — $nil; the Transition Period — $nil). We also received $0.1 million of other income from Encore Networks during fiscal 2006 (2004 — $0.1 million; 2005 — $0.1 million; the Transition Period — $nil).
     Natural Convergence may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 12% of that company. During fiscal 2006, we paid Natural Convergence $0.8 million for a non-exclusive, worldwide software license and other hardware and software products associated with our Mitel 3600 Hosted IP Key System product (2004 — $nil; 2005 — $0.1 million; the Transition Period — $nil). During fiscal 2006, we paid Natural

Convergence $0.8 million for a non-exclusive, worldwide software license and other hardware and software products associated with our Mitel 3600 Hosted IP Key System product (2004 — $nil; 2005 — $0.1 million; the Transition Period — $nil). On April 25, 2006, we entered into an agreement with Natural Convergence to purchase certain pre-paid software licenses associated with our 3600 Hosted IP Key System product. Under the agreement, we agreed to purchase $1.2 million worth of software licenses, payable in four equal instalments of $0.3 million per quarter over the course of our fiscal 2007. At our option, we may instead use any unpaid instalments to invest in certain secured debentures of Natural Convergence which are (a) repayable to us (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of Natural Convergence on the occurrence of certain events. If we exercise the option to invest in the convertible debentures of Natural Convergence, we are also entitled to receive a warrant of Natural Convergence entitling us to acquire a number of common shares of Natural Convergence equal to the dollar amount of our investment divided by $1.00, at an exercise price per common share of C$0.0001. In May 2006, we purchased $0.3 million in pre-paid software licenses under the agreement. In August 2006, we exercised our option under the agreement and used the second instalment payment to purchase $0.3 million of Natural Convergence convertible debentures.
     In addition, we purchased services from the following companies related to Dr. Matthews:
•	CTJL may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During fiscal 2006, we paid less than $0.05 million to CTJL for chartered plane rentals (2004 — less than $0.05 million; 2005 — less than $0.05 million; the Transition Period — $nil).

•	Brookstreet may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During fiscal 2006, we paid $0.2 million to Brookstreet for accommodations and meeting space (2004 — $0.1 million; 2005 — less than $0.05 million; the Transition Period — $nil).

•	The Celtic Manor Resort Limited may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During fiscal 2006, we paid $0.1 million to The Celtic Manor for accommodations and meeting space (2004 — $0.3 million; 2005 — $0.3 million; the Transition Period — $nil).

•	Bridgewater Systems Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 18% of that company. During fiscal 2006 we sold $0.1 million of communications equipment to Bridgewater (2004 — $nil; 2005 — $nil; the Transition Period — $nil).
     In the normal course of business, we may enter into purchase and sale transactions with other companies related to Dr. Matthews under terms reflecting what management believes are then-prevailing market conditions. The audit committee reviews and approves related party transactions to ensure that the terms are fair and reasonable to us and to ensure that corporate opportunities are not usurped. The audit committee provides a report to the board of directors which includes:
•	a summary of the nature of the relationship with the related party and the significant commercial terms of the transaction such as price and total value;

•	the parties to the transaction;

•	an outline of the benefits to us of the transaction;

•	whether terms are at market and whether they were negotiated at arms length; and

•	for related party transactions involving our officers or directors, whether there has been any loss of a corporate opportunity.
     By way of letter agreements between Dr. Matthews and each of Mr. Donald Smith, our Chief Executive Officer, and Mr. Paul Butcher, our President and Chief Operating Officer, dated, in each case, March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 of our common shares and to Mr. Butcher options to purchase 1,000,000 of our common shares owned by Dr. Matthews by virtue of his ownership of Wesley Clover. Any proceeds on the exercise of these options will be payable by Mr. Smith and Mr. Butcher to Dr. Matthews and not to us. The options granted to Mr. Smith and Mr. Butcher expire on March 1, 2012.
     A similar agreement was entered into between Mr. Peter Charbonneau, one of our directors, and Dr. Matthews on February 16, 2001, as amended, for 900,000 of our common shares owned by Dr. Matthews. These options granted to Mr. Charbonneau expire on February 16, 2011. As of September 30, 2006, all of these options had vested and none had been exercised.
Registration Rights
     In connection with a financing on April 23, 2004, we entered into a registration rights agreement with EdgeStone, Dr. Matthews and other shareholders in which we agreed to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United States and/or Canada. Mr. Palter and Mr. Stewart who are directors of Mitel are the Managing Partner and a Partner of EdgeStone, respectively. See Item 10.C. “Additional Information — Material Contracts.”
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     Our Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Item 18 “Financial Information”.
Legal Proceedings
     We are involved in legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. In particular, as is common in our industry, we have received notices alleging that we infringe patents belonging to various third parties. These notices are dealt with in accordance with our internal procedures, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this prospectus, except for the complaint outlined below, which we are still in the process of assessing, we are not party to any litigation that we believe is material to our business.
     On June 23, 2006, one of our competitors, Avaya Inc., filed a complaint in the United States District Court for the Eastern District of Virginia alleging that we are infringing on certain of its patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney’s fees, costs and expenses, and such further relief against us as the court deems just and proper. On September 8, 2006 we filed a defence to Avaya’s complaint and a counterclaim alleging that Avaya is infringing on certain of our patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney’s fees, costs and expenses, and such further relief as the court deems just and proper.
     Avaya has also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of our patents are not being infringed by them or are invalid.
     Neither we nor Avaya have asserted or quantified any of the precise monetary damages allegedly suffered in these complaints. Consequently, we are not able to determine the amount of damages that might be awarded against us or Avaya, or whether we would be able to continue to use the technology that Avaya alleges infringes the patents at suit. We are vigorously defending our company against these complaints. See Item 3.D. “Key Information — Risk Factors — Our business may be harmed if we infringe intellectual property rights of third parties,” and Item 4.A. “Information on Mitel – History and Development of Mitel.”
     There is currently a motion pending to certify a class action in the Ontario Superior Court of Justice that would cover a certain number of our Canadian employees who were terminated in connection with the restructuring activities in the quarter ending October 31, 2006. We are in the process of assessing this motion.
Dividend Policy
     We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our common shares. Any determination to pay dividends to holders of our common shares in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant. In addition, our outstanding convertible notes limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.
B. Significant Changes
     Other than as set forth in Item 4.A. “Information on Mitel – History and Development of Mitel” and Item 10.C. “Additional Information — Material Contracts” no significant change has occurred since the date of the audited consolidated financial statements included in Item 18 “Financial Statements”. For further information concerning the subsequent event transactions, please see Note 28 to the Financial Statements.
Item 9. The Offer and Listing
A. Offer and Listing Details
     Our common shares and preferred shares are not listed for trading on any stock exchange or any other regulated market and, under our articles, are subject to restrictions on transfer. None of our securities have been registered under the United States Securities Act of 1933, as amended, or any state securities laws, or qualified under the securities laws of Canada or any province of Canada, or the securities laws of any other country or governmental subdivision of any such country. The terms of our articles of incorporation also prohibit any transfer of shares without consent of our board of directors. Therefore, there are significant restrictions on the resale of our shares. Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for further information concerning our common shares and preferred shares, including share transfer restrictions.
B. Plan of distribution
     Not applicable.
C. Markets
     Our common shares and preferred shares are not listed for trading on any United States, Canadian or other stock exchange. Although we have recently filed a registration statement with the SEC and a preliminary prospectus with the Ontario Securities Commission, there is no guarantee that any such listing will be completed in the future. There is currently no market through which our common shares or preferred shares may be sold or resold. The terms of our articles of incorporation also prohibit any transfer of shares without the consent of our board of directors and transfer of the shares may be subject to additional restrictions under applicable securities law. Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for further information concerning our common shares and preferred shares, including share transfer restrictions.
D. Selling shareholders
     Not applicable.

E. Dilution
     Not applicable.
F. Expenses of the issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Incorporation
     We are incorporated under the CBCA under company number 385460-4. The date of incorporation is January 12, 2001.
     In June 2004, our board of directors approved the repeal of our former general operating by-laws and adopted By-law No. 1A, a new by-law relating generally to the transactions of our business and affairs. On July 15, 2004, at a meeting of the shareholders, our shareholders ratified the repeal of the previous general operating by-laws and the adoption of By-law No. 1A.
     On June 28, 2006, our board of directors approved:
•	amendments to By-Law No. 1A which reflect our current corporate governance structure and enhanced practices including an increase in the quorum requirement for meetings of shareholders as well as current provisions of the CBCA; and

•	amendments to our articles of incorporation to (a) increase the minimum number of directors from one (1) to three (3) and the maximum number of directors from ten (10) to fifteen (15) in order to support any future increases in the size of the board of directors, and (b) to change our name from “Mitel Networks Corporation” to “Mitel Corporation”.
     On September 7, 2006, at a meeting of the shareholders, our shareholders ratified the amendments to By-Law No. 1A and the amendments to our articles of incorporation. On October 12, 2006, we filed articles of amendment increasing the minimum number of directors from one (1) to three (3) and the maximum number of directors from ten (10) to fifteen (15). The amendment to our corporate name has not yet been implemented, and therefore articles of amendment in this regard have not yet been filed.
     Our certificate and articles of incorporation do not contain any limitations on our objects or purposes. The following is a summary of certain provisions of our certificate and articles of incorporation:
Meetings of Shareholders:

     Subject to the CBCA, our annual meeting of shareholders is held on such day and at such time in each year as our board of directors, or the chairperson of the board, or in the chairperson’s absence, the lead director, or in lead directors’ absence, the chief executive officer or, in the chief executive officer’s absence, the president or, in the president’s absence, a vice-president shall be chairperson, may from time to time determine, for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Pursuant to subsections 133(b) and 155(1) of the CBCA, we must hold the annual meeting of our shareholders at least once every year and not later than fifteen months after the preceding ordinary general meeting. We must place before the shareholders at every annual meeting comparative financial statements for the immediately preceding financial year along with the report of the auditor.
     In accordance with subsection 143 of the CBCA the holders of not less than five percent of our issued and outstanding shares that carry the rights to vote may requisition our board of directors (by sending the requisition to each director and to our registered office) to call a meeting of shareholders for the purposes stated in the requisition. Upon the requisition of shareholders, our board of directors shall proceed to convene the meeting or meetings to be held in the manner set forth in our by-laws or the CBCA, as applicable. The requisition shall state the business to be transacted at the meeting.
     Subject to the CBCA, notice of the time and place of each meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to our auditor. If a meeting of shareholders is adjourned for less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.
     A quorum of shareholders is present at a meeting of our shareholders if the holders of 20% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons.
     Section 137 of the CBCA prescribes the method under which proposals may be made by shareholders entitled to vote. The shareholder must submit to us a notice of any matter that the person proposes to raise at the meeting. We are required to set out the proposal in the management proxy circular and the proposing shareholder may request to include a supporting statement. If we do not include the proposal in the management proxy circular, we must send a notice of refusal to the proposing shareholder including the reasons why the proposal will not be included. Either the shareholder and/or us may apply to the courts claiming aggrievance.
Directors:
     At least twenty-five per cent of our board of directors must be resident Canadians. However, if we have less than four directors, at least one director must be a resident Canadian. Our board of directors shall manage or supervise the management of our business and affairs. Section 122 of the CBCA states that each of our directors and officers shall act honestly and in good faith with a view to our best interests and to exercise care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to our by-laws and articles, our board of directors may fix the remuneration of the members of our board of directors.
     No director or officer shall be liable for: (a) the acts, receipts, neglects or defaults of any other director, officer, employee or agent of ours or any other person; (b) any loss, damage or expense happening to us through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of us, or for the insufficiency or deficiency of any security in or upon which any of the moneys of us shall be loaned out or invested; (c) any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or company, including any person, firm or company with whom any moneys, securities or other assets belonging to us shall be lodged or deposited; (d) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to us; (e) any other loss, damage or misfortune whatever which may happen in the execution of the duties of our director’s or officer’s respective office or in relation to their respective office, relieve a director or officer from the duty to act in accordance with the CBCA or relieve such director or officer from liability for a breach of the CBCA.
     We are required to indemnify our directors and officers, a former director or officer of ours or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding (a “proceeding”) in which the individual is involved because of that association with us or other entity. We may not indemnify an individual in connection with the previous sentence unless the individual: (a) acted honestly and in good faith with a view to our best interests or that of another entity for which the individual acted as a director or officer or in a similar capacity at our request, as the case may be; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.
     A director or officer of ours who is a party to a material transaction or material contract, or proposed material transaction or material contract with us, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with us shall disclose the nature and extent of his/her interest at the time and in the manner provided in the CBCA. Except as provided in the CBCA, no such director of ours shall vote on any resolution to approve any transaction. If a material transaction or material contract is made between us and one or more of our directors or officers, or between us and another person of which a director or officer of us is a director or officer or in which he/she has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of our board of directors or committee of our board of directors that authorized the transaction, if the director or officer disclosed his/her interest in accordance with the provisions of the CBCA and the transaction or contract was approved by our board of directors or our shareholders and it was reasonable and fair to us at the time it was approved.

Share Capital:
     Pursuant to our articles of incorporation, as amended, our authorized capital consists of an unlimited number of common shares without par value, and, as described below, an unlimited number of Class A Convertible Preferred Shares (or “Series A Preferred Shares”, as they are referred to in this annual report), issuable in series, and Class B Convertible Preferred Shares (or “Series B Preferred Shares”, as they are referred to in this annual report), issuable in series. Each common share ranks equally as to dividends, voting rights and as to the distribution of assets on winding-up for liquidation. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.
     The articles also provide that none of our shares may be transferred without the consent of our board of directors evidenced by a resolution passed by them and recorded in our books.
     By-law No. 1A provides that, subject to the CBCA and our articles, shares may be issued at such times and to such persons and for such consideration as our board of directors may determine.
     The rights, privileges, restrictions and conditions attaching to the Class A Convertible Preferred Shares and the Class B Convertible Preferred Shares are set out in the Articles of Amendment dated April 22, 2004, and attached as Exhibit 1.2 previously filed as part of our annual report for Fiscal 2004.
     The rights, privileges, restrictions and conditions attached to the Series A Preferred Shares and the Series B Preferred Shares are set out in the Articles of Amendment dated April 23, 2004 and attached as Exhibit 1.3 previously filed as part of our annual report for Fiscal 2004.
     The following summarizes the key rights, privileges, restrictions and conditions attached to the Series A Preferred Shares and Series B Preferred Shares:
Series A Preferred Shares:
     (a) Liquidation Preference – Upon the occurrence of a liquidation, dissolution or winding-up of us, or a “change of control” of us (as defined in the Series A Preferred Share provisions), holders of our Series A Preferred Shares will be entitled to receive from us, in preference to any distribution to holders of our Series B Preferred Shares (or any other series of our Class B Convertible Preferred Shares) or our common shares, an amount, in respect of each Series A Preferred Share, equal to the original issue price of C$1.00 per share plus any declared but unpaid dividends on such share (the “Series A Liquidation Preference”), subject to customary adjustments. After payment (whether in cash or other consideration) of the Series A Liquidation Preference, and payment (whether in cash or other consideration) of the Series B Liquidation Preference as described below, the holders of the Series A Preferred Shares are entitled to receive the amount (the “Series A Participation Amount”) resulting from our remaining assets available for distribution being distributed to our shareholders rateably on an as-if-converted to common shares basis.

     Notwithstanding the above, if the liquidation, dissolution, winding-up or change of control occurs within the first two years from the date the Series A Preferred Shares were originally issued:
•	if Series A Participation Amount per share would be equal to or greater than the sum of two times the original issue price of the Series A Preferred Shares plus declared but unpaid dividends, the holders of Series A Preferred Shares will not be entitled to receive the Series A Liquidation Amount and will only receive the Series A Participation Amount; and

•	if Series A Participation Amount per share is less than the sum of two times the original issue price of the Series A Preferred Shares plus declared but unpaid dividends, then the maximum amount per Series A Preferred Share that the holders are entitled to receive shall be the sum of two times the original issue price of the Series A Preferred Shares plus declared but unpaid dividends.
     (b) Voting – The Series A Preferred Shares have voting rights on an as-if-converted to common shares basis, and shall vote together with the holders of common shares and Series B Preferred Shares.
     (c) Conversion – The Series A Preferred Shares are convertible, at the option of the holder, and automatically in certain circumstances, into our common shares, on the basis of one common share for each Series A Preferred Share so converted, subject to customary adjustments for events such as stock splits and the anti-dilution protection described below. Events that will trigger the automatic conversion of Series A Preferred Shares into common shares include: (i) the completion of an initial public offering meeting certain pre-conditions; and (ii) the vote of the holders of a certain percentage of the outstanding Series A Preferred Shares to require conversion.
     In addition, if the conversion occurs after two years from the original issuance date of the Series A Preferred Shares, holders of Series A Preferred Shares will also receive, in respect of each Series A Preferred Share, an additional number of common shares (the “Additional Common Shares”) equal to the original issue price (as adjusted) of the Series A Preferred Shares, divided by the fair market value of a common share at the time of such conversion. Further, in the event of a conversion in connection with an initial public offering that does not meet certain pre-conditions within the first two years from the original issuance date, holders of Series A Preferred Shares shall also be entitled to receive certain additional common shares, determined, with respect to each Series A Preferred Share so converted by a fraction, where the numerator is the difference between two times the issue price less the greater of (i) the issue price and (ii) the initial public offering price; and the denominator is the initial public offering price.
     (d) Anti-Dilution Protection – The Series A Preferred Shares have “full ratchet” anti-dilution protection, such that we issue common shares (or securities exercisable for, convertible into or exchangeable for common shares) at a price per common share which is less than the issue price (as adjusted) of the Series A Preferred Shares, then the number of common shares into which the Series A Preferred Shares will then be convertible will thereafter be calculated on the basis of the lowest price at which the common shares (or securities exercisable for, convertible into or exchangeable for common shares) were issued.

     (e) Redemption – The Series A Preferred Shares have redemption rights, which entitle the holders of a certain percentage of the outstanding Series A Preferred Shares, at any time following five years and one day from the last date that shares are issued in connection with the Financing, to require us to redeem the Series A Preferred Shares. Subject to the availability of sufficient funds for redemption, upon any such redemption, holders of Series A Preferred Shares will be entitled to receive from us an amount equal to the sum of (i) the number of Series A Preferred Shares outstanding multiplied by the sum of the issue price and the per share amount of any declared but unpaid dividends; and (ii) the then fair market value of the common shares into which such Series A Preferred Shares are then convertible.
Series B Preferred Shares:
     The Series B Preferred Shares are substantially the same as the Series A Preferred Shares, except that the Series B Preferred Shares rank junior to the Series A Preferred Shares (but senior to our common shares) with respect to entitlements on a liquidation, dissolution or winding up of us or a change of control of us and, where there are insufficient assets available to fully redeem the Series A Preferred Shares and Series B Preferred Shares, with respect to priorities to certain redemption payments.
Wesley Clover Warrants:
     On September 21, 2006, we issued 15,000 warrants to Wesley Clover for an aggregate purchase price of $15 million.
     Warrants
     Each of the warrants entitles the holder to acquire our common shares. Each warrant may only be exercised, and shall automatically be exercised, upon the occurrence of certain “Exercise Events” (as defined in the warrant and described below), but in no event later than September 21, 2008. The number of common shares obtainable upon exercise of each warrant is based on the specific Exercise Event. In addition, if these warrants are exercised in connection with an initial public offering (as defined in the warrant), the holder will receive additional warrants. The warrants contain customary anti-dilution provisions for stock splits, dividends, subdivisions and combinations.
     Exercise Events
     Warrants will only be exercised (and shall be exercised automatically) upon any of the following events (each an “Exercise Event”):
     (a) Immediately prior to the completion of an initial public offering in which our common shares are listed and posted for trading, traded or quoted on one or more of the Toronto Stock Exchange, the New York Stock Exchange or the NASDAQ Global Market System; or
     (b) Immediately prior to a sale of all or substantially all of our equity to a purchaser (i) on an all cash basis, or (ii) for shares (or a mix of cash and shares) of the purchaser where such shares are publicly traded on one or more of the Toronto Stock Exchange, Nasdaq, or New York Stock Exchange (a “Change of Control Event”); or
     (c) Immediately prior to a “Fundamental Transaction” as defined in the noteholder warrants dated April 27, 2005 (a “Fundamental Transaction Event”); or
     (d) September 21, 2008.

     If the Exercise Event is an initial public offering as described above, the number of our common shares issuable on the exercise of each warrant shall equal $1,000 divided by the lesser of (i) (A) during the first 12 months of the warrant term, 85% of the US dollar price per common share being offered in the initial public offering, and (B) during the remaining 12 months of the warrant term, an additional 1 1/4% discount per month (to an additional maximum discount, in the aggregate, of 15%) of the US dollar price per common share being offered in the initial public offering and (ii) $1.50.
     If the Exercise Event is a Change of Control Event, the number of our common shares issuable on the exercise of each warrant shall equal $1,000 divided by the lesser of (1) (A) during the first 12 months of the warrant term, 85% of the Change of Control Price, and (B) during the remaining 12 months of the warrant term, an additional 1 1/4% discount per month (to an additional maximum discount, in the aggregate, of 15%) of the Change of Control Price and (2) US$1.50. The “Change of Control Price” shall be equal to the US dollar price per common share paid in cash or shares (or a mix of cash and shares) to the holders of our common shares in a Change of Control Event.
     If the Exercise Event is a Fundamental Transaction Event (that is not also a Change of Control Event) or the expiry of the warrant term, the number of our common shares issuable on the exercise of each warrant shall equal $1,000 divided by $1.50.
     Additional Warrants
     If the Exercise Event (described above) is an initial public offering, Wesley Clover shall receive a warrant to purchase, at an exercise price equal to the US dollar price per common share being offered in the initial public offering, an additional number of our common shares equal to the number of our common shares issued to Wesley Clover upon exercise of the warrants as set forth above (the “IPO Warrant”). This IPO Warrant shall expire on the date that is eighteen months following the completion of an initial public offering.
C. Material Contracts
     The following summary of our material agreements, which agreements are filed as exhibits to this annual report, does not purport to be complete and are subject to, and qualified in its entirety by reference to, all the provisions of those agreements.
Sale of Shares in Edict:
     On October 7, 2005, Mitel Networks Limited, a subsidiary of ours, completed the sale of its 8000 shares (80% ownership interest) in Edict, to Edict, in accordance with the terms and conditions of a share purchase buy-back agreement, for consideration of £0.2 million ($0.3 million) in the form of a credit note. As a result of this share sale transaction, Mitel Networks Limited (and therefore we, indirectly) no longer holds any equity interest in Edict.
Sale and Lease-Back of Caldicot Property:
     On August 31, 2005, Mitel Networks Limited entered into a Contract for the Sale of Freehold Land and Building Subject to Leases and the Leaseback of Part of Building (the “Caldicot Property Sale Agreement”) with Robert Hitchens Limited (“Hitchens”), a development corporation, whereby Hitchens purchased the Caldicot Property for £7,082,000 million. Under the terms of the Caldicot Sale Agreement, Mitel Networks Limited leased back from Hitchens approximately 46,000 square feet of the Caldicot Property for a term of fifteen (15) years at an annual base rent of £407,000. On the tenth anniversary of the lease term Mitel Networks Limited may, at its option and without penalty, elect to terminate the lease.
Senior Secured Convertible Note Transaction:
     On April 27, 2005, we completed a convertible debt financing transaction, in which we issued and sold $55.0 million in aggregate principal amount of convertible notes and warrants to purchase 16.5 million of our common shares.
     Convertible Notes: Each of the convertible notes issued and sold to the noteholders contains identical terms and conditions, although the principal amount may vary between noteholders. The convertible notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, (a) prior to the consummation of a qualified initial public offering (“Qualified IPO”, as described in the convertible notes), at the London Inter-Bank Offer Rate (“LIBOR”) plus 5%, and (b) following consummation of a Qualified IPO, at LIBOR plus 2.5%, and (c) on or after the 30 month anniversary of the issuance date of the Convertible Notes if a Qualified IPO has not been consummated, at LIBOR plus 10%.
Conversion: Each noteholder is entitled to convert any portion of the balance of the principal and accrued interest outstanding on its convertible note into our common shares, with the number of common shares to be received being determined by dividing the outstanding principal and accrued interest owing on each convertible note by a conversion price (the “Conversion Price”) calculated (subject to applicable adjustments): (a) following completion of a Qualified IPO on the basis of a formula that is 110% of the lower of (i) the price per common share in a Qualified IPO, and (ii) the higher of (A) the average 10-day trading price of our common shares on the New York Stock Exchange or Nasdaq Global Market immediately following the date of expiry of the lock-up restrictions entered into by a noteholder in connection with a Qualified IPO and (B) 80% of the price per common share in a Qualified IPO; and (b) in connection with certain fundamental changes to our business, including a sale of all or substantially all of our assets, and prior to the consummation of a Qualified IPO calculated on the basis of $1.50 per common share.
Default: The convertible notes contain customary events of default, including but not limited to payment defaults, breaches of agreements and conditions, covenant defaults, cross defaults and certain events of bankruptcy or insolvency. A default in the performance by us of any covenant, agreement or condition in the convertible notes will generally not constitute an event of default unless the default continues, unremedied, for a period of 30 days after we have been given notice of the default by a noteholder. In the event of an uncured default under the convertible notes, the noteholders have the right to accelerate and require us to redeem all or any portion of the convertible notes at a price equal to the principal plus accrued interest of the convertible notes then outstanding. It will also be an event of default under the convertible notes if we repurchase or redeem any our shares for an aggregate repurchase or redemption price that exceeds the lesser of $5.0 million and our cumulative retained earnings. In the event that either of Zarlink, PTIC or Edgestone exercise their respective put rights under the Shareholders Agreement the value of which exceeds the foregoing, we will be in default under the terms of the convertible notes which may trigger the convertible noteholder’s redemption rights.

Fundamental Changes: In the event of a fundamental change that occurs prior to the maturity date, each noteholder will have the option to either convert all or a portion of its convertible note into our common shares or obligate us to repurchase all or a portion of the convertible note principal and accrued interest. In the event of conversion, each convertible noteholder will receive a number of common shares determined by dividing the outstanding principal and accrued interest owing on the convertible note(s) by the Conversion Price. Under the terms of the convertible notes, a fundamental change includes the sale of all or substantially all of our property or assets, a change of control, shareholder approved liquidation or dissolution, a merger or acquisition, or the number of             shares in our capital held directly or indirectly by Dr. Matthews falling below 115,000,000 (subject to adjustments for stock splits, consolidations or other similar adjustments).
Make-Whole Premium: In addition, each noteholder that converts in connection with a fundamental change which occurs on or after November 1, 2007 will be entitled to receive a make-whole premium in the form of additional common shares or cash. The make-whole premium is determined based on the amount by which the share price at the time of the fundamental change exceeds the price per share under the offering. For a period of 18 months after the issuance date of the convertible notes but prior to the consummation of a Qualified IPO, the amount of the make-whole premium will be 125% of the principal and accrued interest of each convertible note. The amount of the make-whole premium decreases (i) the larger the increase in the share price from the price per share under a Qualified IPO, and (ii) the longer the period of time that has passed from the date of a Qualified IPO. The amount will be zero on or after May 1, 2010. The maximum amount payable in respect of the make whole payment would represent an additional 23% of the common shares otherwise issuable to such holder on conversion or the equivalent value in cash.
     Noteholder Warrants: The noteholder warrants have an exercise price (subject to applicable adjustments) (a) prior to the last day of the first 10 trading days following the date of expiry of the lock-up restrictions entered into by a noteholder in connection with a Qualified IPO, of $1.50 per common share, and (b) thereafter, the lower of (i) $1.50 per common share and (ii) the average closing price for the 10-day trading period immediately following the date of expiry of such lock-up restrictions which shall be no less than the greater of (A) $1.29 per common share, and (B) 80% of the price per common share in a Qualified IPO. The noteholder warrants expire on April 27, 2009. Each of the warrants has been issued and sold to the noteholders on identical terms and conditions, although the number of warrants granted may vary between noteholders.
     2005 Registration Rights Agreement: Pursuant to the registration rights agreement dated April 27, 2005, (the “2005 Registration Rights Agreement”) among us, Highbridge International LLC, Marathon Special Opportunity Master Fund, Ltd. and Fore Master Convertible Fund, Ltd., we agreed to make certain arrangements with respect to the registration of the shares issuable (after conversion of the convertible notes and exercise of the noteholder warrants) to the noteholders under the applicable securities laws of the United States. The rights under this agreement terminate on April 27, 2007. The holders of registration rights under this agreement are entitled to the rights described below.

•	General Registration Rights. Promptly following the closing of a Qualified IPO, we have agreed to prepare and file a resale shelf registration statement with respect to the registrable common shares (the common shares issuable upon conversion of the convertible notes and the 16,500,000 common shares issuable upon exercise of the noteholder warrants) under this agreement and use our reasonable best efforts to cause the resale shelf registration statement to become effective within 180 days to permit resales by the holders upon the expiry of the lock-up period. If the resale shelf registration statement has not been declared effective by the SEC within 180 days following completion of a Qualified IPO, we will be required to make additional interest payments on any outstanding convertible notes held by the holders who asked to have their registrable shares included in the resale shelf registration statement.

•	Piggyback Registration Rights. If the resale shelf registration statement has not been declared effective, and we register any other securities for public sale on another registration statement, the holders will have the right to include their common shares in the other registration statement. After we complete a Qualified IPO, we will not register any shares for the benefit of any person other than ourselves before we register the registrable shares held by the holders under the resale shelf registration statement.
     Pledge, Security and Guarantee: The convertible notes, and our performance under them are, subject to certain exceptions, secured by a security interest over our assets and certain stock and assets of certain of our subsidiaries, namely Mitel Networks Holdings Limited, Mitel Networks Limited, Mitel Networks Inc., and Mitel Networks Overseas Limited, as evidenced by certain pledge agreements, security agreements, guarantees, debentures and other related security documents provided by such entities in favor of the convertible noteholders (collectively, the “Convertible Noteholder Security”). The Convertible Noteholder Security terminates (and is discharged) upon the consummation of a Qualified IPO.
     Collateral Agency Agreement: On April 27, 2005, Highbridge, the other convertible noteholders, and us, entered into a Collateral Agency Agreement (the “Original CAA”) whereby Highbridge agreed to act as Collateral Agent in connection with certain security provided by us and certain of our subsidiaries. On July 15, 2005, pursuant to the terms of an agreement (the “CAA”) between Highbridge, us, BNY Trust Company and the convertible noteholders, Highbridge assigned all of the rights granted to it as Collateral Agent under the Original CAA to BNY. Under the CAA, BNY has been appointed by us and the convertible noteholders to act as Collateral Agent for the convertible noteholders for the purposes of holding the liens constituted by, and exercising all rights and recourse derived or resulting from, the convertible notes, the purchase agreement under which the convertible notes were originally purchased, and the Convertible Noteholder Security. The CAA sets forth the scope and responsibility of the Collateral Agent in connection with the above.
Edgestone Equity Financing:
     Subscription Agreement between Mitel and EdgeStone: On April 23, 2004, we completed an equity financing transaction pursuant to which, and in accordance with the terms and conditions of the Class A Convertible Preferred Share Subscription Agreement (the “Subscription Agreement”) entered into between us and EdgeStone, pursuant to which we:

•	Issued and sold to Edgestone 20,000,000 Series A Preferred Shares at a purchase price of CDN$1.00 per share.

•	Issued and sold to Edgestone, for the aggregate price of CDN$1.00, a warrant (the “Series 1 Warrant”) to purchase up to 5,000,000 common shares at an exercise price of CDN$1.25 per share.

•	Issued and sold to Edgestone, for the aggregate price of CDN$1.00, a warrant (the “Series 2 Warrant”) to purchase certain common shares (the “Series 2 Warrant Shares”), in order to provide certain anti-dilution protection to the holder of the Series 2 Warrant upon the occurrence of certain events relating to the exercise of put rights under the Shareholders Agreement. Upon the exercise of certain of such put rights whereby we are required to repurchase a certain number of common shares and the Series B Preferred Shares (the “Repurchased Securities”), the Series 2 Warrant will be exercisable for a number of common shares, determined by multiplying the Series 2 Warrant holder’s proportionate share of our then outstanding common shares by the number of shares determined in accordance with the following formula: by dividing (a) the amount by which the aggregate purchase price of the Repurchased Securities exceeds the greater of (i) the fair market value of the Repurchased Securities or (ii) the number of Repurchased Securities multiplied by CDN$1.00; by (b) the then applicable fair market value of a common share.
     Please see Item 3.D. “Key Information — Risk Factors” and Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” for further information concerning the Equity Financing.
     In connection with the equity financing, certain of our previously issued and outstanding securities were exchanged for or converted into Series B Preferred Shares, as follows:
•	20,448,875 common shares held by Wesley Clover, which had been issued by us in October 2003 upon the conversion of certain promissory notes previously issued by us in favor of Wesley Clover, were exchanged on a one-to-two basis for an aggregate of 40,897,750 Series B Preferred Shares;

•	4,000,000 common shares held by PTIC were exchanged on a one-to-four basis for 16,000,000 Series B Preferred Shares; and

•	5,445,775 common shares, issued in October 2003 upon the conversion of mandatory convertible debentures previously issued by us in favor of certain existing investors, were exchanged on a one-to-two basis for 10,163,238 Series B Preferred Shares.

     Please see Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for further information concerning the exchange for or conversion of our securities into Series B Preferred Shares.
          Shareholders Agreement:
          Wesley Clover, Zarlink, PTIC and us were parties to an amended and restated shareholder agreement dated August 31, 2001. Each of the parties subsequently entered into a Waiver and Termination Agreement dated April 23, 2004, terminating the amended and restated shareholders agreement. On April 23, 2004, in connection with the Edgestone equity financing, us, Wesley Clover, Zarlink, PTIC, Dr. Matthews, Mitel Knowledge and EdgeStone entered into a new shareholders agreement (the “Shareholders Agreement”). CTJL, in purchasing all of the common shares of us held by Mitel Knowledge, is now a party to the Shareholders Agreement. In disposing its interest in us, Mitel Knowledge is no longer a party to the Shareholders Agreement. The Shareholders Agreement contains provisions relating to the entitlement of EdgeStone to appoint two directors to our board of directors, the obligation to obtain Edgestone approval in connection with certain matters (including but not limited to changes to our by-laws or articles of incorporation and material changes to our business) and various other provisions respecting the management of Mitel and dealings with our securities held by the shareholders which are parties to the Shareholders Agreement. Certain parties to the Shareholders Agreement, namely, Wesley Clover and CTJL, are corporations controlled directly or indirectly by Dr. Matthews.
     The Shareholders Agreement also contains put rights in favor of certain of the shareholders, which provisions were amended by the parties to the Shareholders Agreement (and consented to by the convertible noteholders) on June 26, 2006, as follows:
•	If we have not completed an initial public offering by May 1, 2007, Zarlink shall have the right, exercisable for 90 days after May 1, 2007, to require us to repurchase all or any portion of the 10,000,000 common shares held by Zarlink (subject to appropriate adjustment for events such as stock splits) at a purchase price of C$2.85 per share.

•	If we has not completed an initial public offering by May 1, 2007, PTIC shall have the right, exercisable for 90 days after May 1, 2007, to require us to repurchase all or any portion of the 16,000,000 Series B Preferred Shares (subject to appropriate adjustment for events such as stock splits) held by it on the date of the Shareholders Agreement (or the common shares issued on conversion of them). The purchase price shall be with respect to each Series B Preferred Shares, C$1.00 per share (subject to appropriate adjustments) and, with respect to each common share issued on the conversion of a Series B Preferred Share, equal to C$1.00 divided by the number of common shares issued upon conversion of such Series B Preferred Share, in either case together with an amount equal to the interest on the aggregate amount payable for such shares at a rate of 7% per annum commencing August 31, 2001 and compounded semi-annually.

•	If either of Zarlink or PTIC exercises its put rights as described above, EdgeStone shall also have the right to require us to repurchase all but not less than all of the Series A Preferred Shares then held by EdgeStone, for a purchase price equal to the sum of (i) C$1.00 per share (subject to appropriate adjustment for events such as stock splits) plus an amount equal to any declared but unpaid dividends on such shares; plus (ii) the issuance of that number of common shares equal to the number of common shares then issuable on the conversion of the Series A Preferred Shares then held by EdgeStone. Following the purchase of such Series A Preferred Shares from EdgeStone by us upon the exercise of such put rights by EdgeStone, EdgeStone shall also have the right, upon certain sale events or after five years plus one day after the date of the Edgestone equity financing, to require us to repurchase all or any of its common shares or convertible securities then held, for a purchase price based on the then fair market value of such securities.

•	Where EdgeStone and one or more of the other shareholders exercises their put rights, EdgeStone shall have priority, such that we will be required to repurchase all of EdgeStone’s securities which are the subject of the exercise of its put right, before any payments are made to Zarlink and/or PTIC. Thereafter, where both Zarlink and PTIC have exercised their put rights, their put rights shall rank pari passu.
     Please see Item 3.D. “Key Information — Risk Factors” and Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” for further information concerning the EdgeStone equity financing and the Shareholders Agreement.
          2004 Registration Rights Agreement:
          Pursuant to the registration rights agreement dated April 23, 2004 (the “2004 Registration Rights Agreement”), among us and EdgeStone, Mitel Systems Corporation, Mitel Knowledge, Zarlink, PTIC, and Wesley Clover, the holders of registration rights under this agreement are entitled to the rights described below.
•	Demand Registration Rights. At any time after 180 days following the closing date of an initial public offering, the holders of at least 10,000,000 of the common shares having registration rights (as adjusted for share splits, consolidation and other similar events) can request that we register all or a portion of their shares, so long as the minimum offering amount for any demand registration is C$8,000,000 (or C$5,000,000 in the case of a short-form registration statement on Form F-3 or S-3). We will not be required to file more than one registration statement pursuant to these demand registration rights within any 12 month period and will be required to file no more than two registration statements in response to these demand registration rights.

•	Piggyback Registration Rights. Holders have the right to include their shares in a Qualified IPO. Additionally, if we register any securities for public sale after a Qualified IPO pursuant to any registration statement, including pursuant to the 2005 Registration Rights Agreement, the holders will have the right to include their common shares in the registration statement.

Agreements with Related Parties:
Please see Part 1 Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions” for other Material Contracts with Related Parties
Agreements with Key Employees:
Please see Item 6.B. “Directors, Senior Management and Employees — Compensation” for a description of other Material Employment Contracts.
Agreements with Others:
          Derivative contract between us and JPMorgan Chase Bank, N.A.: We have entered into a derivative contract dated September 25, 2005 with JPMorgan Chase Bank, N.A., in order to limit the impact of changes in LIBOR on interest expense related to our convertible notes for the period commencing November 1, 2005 to November 1, 2007. The derivative contract, based on $55 million, effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%
          Union Agreement between Mitel Networks Inc. and the Internation Brotherhood of Electrical Workers (“IBEW”): Mitel Networks Inc. has negotiated a national union contract with the IBEW which assures us of obtaining the services of Mitel Networks Inc.’s unionized field technician employees in the U.S. and includes a provision which precludes the employees from going on strike. The terms and conditions of the contract are typical in the industry. The current contract expires after September 30, 2007, with options to renew for additional one-year periods.
TPC Agreement, as amended:
          On October 10, 2002 we entered into an agreement with Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada, (as amended, the “TPC Agreement”), which provided for financing of up to the lesser of 25% of project cost elements incurred by us, March Networks and Mitel Knowledge and C$60 million for certain research and development activities over a three-year period. The financing was provided through the Technology Partnerships Canada program, which is an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. We have submitted claims for an aggregate of C$55 million of research and development activities under the TPC Agreement.
          In exchange for the funds received by us under the TPC Agreement, we were required to issue warrants to the Government of Canada during the term of the TPC Agreement. The warrants are exercisable on a one-for-one basis for common shares for no additional consideration.
          The number of warrants issued in each year was equal to the amount of contributions paid to us under the TPC Agreement in the immediately preceding 12-month period, divided by the fair market value of our common shares as of the applicable date.

          Please see Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for further information concerning the TPC Agreement.
          Agreement between Mr. Peter Charbonneau and Dr. Matthews:
          By way of letter agreements between Dr. Matthews and Mr. Peter Charbonneau, one of our directors, dated February 16, 2001, as amended, Dr. Matthews granted to Charbonneau options to purchase 900,000 of our common shares owned by Dr. Matthews. Any proceeds on the exercise of these options will be payable by Mr. Charbonneau to Dr. Matthews and not to us. These options granted to Mr. Charbonneau expire on February 16, 2011. As of September 30, 2006, all of these options had vested and none had been exercised.
D. Exchange Controls
     Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the “Commissioner”) to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.
     This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that she does not intend to challenge the acquisition.
     There is no limitation imposed by Canadian law or our articles of incorporation on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act.
     The Investment Canada Act requires any person that is not a “Canadian” as defined in the Investment Canada Act who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Canada Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless, after review, the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2006 is C$265 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product. For non-World Trade Organization member investors, the corresponding threshold is C$5 million.
     The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Canada Act including:
•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.
     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.
E. Taxation
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     This section summarizes the material United States federal income tax consequences to “U.S. Holders” (as defined below) of the ownership and disposition of our common shares. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, and persons whose functional currency is not the United States dollar. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction.

     If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their tax advisors.
     This section is based on the Code, the Treasury regulations thereunder (the “Treasury Regulations”), published rulings, court decisions and administrative interpretations, all as currently in effect. These laws are subject to change, repeal or revocation possibly on a retroactive basis so as to result in United States federal income tax consequences different from those discussed below.
     For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of common shares and you are for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
     This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder. Each U.S. Holder is urged to consult with its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares, including the effects of federal, state, local, foreign, and other tax laws.
Taxation of Dividends
     We currently do not anticipate paying dividends on our common shares. However, in the event we do pay dividends, and provided we are not a passive foreign investment company, discussed below, you must include in your gross income as ordinary income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this dividend. You must include the dividend in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from the distributions, will be treated as a non-taxable return of capital to the extent of your adjusted basis in the common shares and as a capital gain to the extent it exceeds your basis. If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2011, may be subject to United States federal income tax at lower rates than other types of ordinary income, generally

15%, provided certain holding period and other requirements are satisfied. These requirements include (a) that we are a “qualified foreign corporation,” and (b) that you not treat the dividend as “investment income” for purposes of the investment interest deduction rules. Provided that we are not treated as a passive foreign investment company, described below, we believe that we are a “qualified foreign corporation.” U.S. Holders should consult their own tax advisors regarding the application of these rules.
     If you are entitled to benefits under the Canada-United States Income Tax Convention, dividends you receive with respect to common shares will be subject to Canadian withholding tax at the rate of 15%. Additionally, such dividends will be treated as foreign source income for foreign tax credit limitation purposes. Accordingly, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. For taxable years beginning before January 1, 2007, dividends will be “passive income” or “financial services income” and, for taxable years beginning after December 31, 2006, will be “passive category income” or “general category income” for foreign tax credit purposes. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.
Taxation of Dispositions
     Provided that we are not a passive foreign investment company, discussed below, upon a sale or other disposition of common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares generally will be the cost to you of such shares. Capital gain of a non-corporate U.S. Holder, including an individual, is generally taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will be gain or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
     Special United States federal income tax rules apply to United States persons owning shares of a passive foreign investment company (“PFIC”). We do not believe that we are a PFIC, nor do we anticipate that we will become a PFIC in the foreseeable future. Our expectation is based in part on projections of the income and value of our assets and outstanding equity during the year, the amount of proceeds of any initial public offering of our common shares we may undertake, and our anticipated use of such proceeds, and the other cash that we will hold and generate in the ordinary course of our business. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year.
     A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets.
     Certain “excess distributions,” as defined in Section 1291 of the Code, received in respect of stock of a PFIC and dispositions of stock of a PFIC are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares were owned. Rather than being subject to this tax regime, you may make:
•	a “qualified electing fund” election (a “QEF election”), as defined in the Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

•	a “mark-to-market” election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such income or loss amounts.
     In order for you to be able to make a QEF election, we would have to provide certain information regarding your pro rata shares of our ordinary earnings and net capital gain. We currently do not intend to provide such information. In order for you to be able to make a mark-to-market election, our common shares must be “marketable.” Our common shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market.
     U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its potential application to their particular situation.
Conversion of Canadian Dollars
     The tax basis of Canadian dollars received by a U.S. Holder will equal the U.S. dollar equivalent of such Canadian dollars at the exchange rate on the date the Canadian dollars are received (or, in the case of a U.S. Holder using the accrual method of accounting that has not made the election described above, on the date the U.S. Holder had a right to receive the Canadian dollars). Upon any subsequent exchange of such Canadian dollars for U.S. dollars, a U.S. Holder will recognize foreign currency gain or loss, which is treated as ordinary income or loss, equal to the difference, if any, between the U.S. Holder’s tax basis for the Canadian dollars and the amount of U.S. dollars received. Such gain or loss will be gain or loss from sources within the United States for foreign tax credit limitation purposes.

     Information Reporting and Backup Withholding
If you are a non-corporate U.S. Holder, information reporting requirements on Internal Revenue Service (“IRS”) Form 1099 will apply to:
•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of common shares effected at a United States office of a broker unless you come within certain categories of exempt recipients.
     Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:
•	fail to provide an accurate taxpayer identification number,

•	are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.
     A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.
     If backup withholding applies to you, 28% of the gross amount of any payments to you with respect to our common shares will be withheld and paid over to the IRS. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
     This section summarizes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of common shares (a) who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident and is not deemed to be resident in Canada, deals at arm’s length and is not affiliated with us, holds the common shares as capital property and does not use or hold and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, at all relevant times and for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, and who otherwise qualifies for the full benefits of the Treaty (a “U.S. Holder”). Special rules not discussed in this summary may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.
     This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Treaty and counsel’s understanding of the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. It has been assumed that the Proposed Amendments will be enacted in the form proposed, however, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. The summary does not take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any provincial, territorial, U.S. or other foreign income tax jurisdictions, which may differ significantly from those discussed herein.
     This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.
Taxation of Dividends
     Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares by us to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder that is the beneficial owner of the dividends is generally reduced to 15% of the gross dividend.
Disposition of Common Shares
     A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless such share is “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Treaty.
     Generally, our common shares will not constitute taxable Canadian property to a U.S. Holder at a particular time provided that (i) our common shares are listed on a prescribed stock exchange (which includes both the Nasdaq Global Market and the Toronto Stock Exchange) and (ii) at any time during the 60-month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) have not owned 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom common shares represent taxable Canadian property, by reason of the Treaty, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived principally from real property situated in Canada, and that no tax would therefore be payable under the Tax Act on a capital gain realized today by a U.S. Holder on a disposition of common shares.
F. Dividends and Paying Agents
     Not applicable.

G. Statement by Experts
     Not applicable.
H. Documents on Display
     We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
     We are not required to file reports and other information with any securities commissions in Canada.
     As a foreign private issuer, we are exempt from the rules under the United States Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this annual report certain information disclosed in our proxy statement prepared under applicable Canadian law.
     We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number: 613-592-2122.
I. Subsidiary Information
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of loss in our future earnings due to adverse changes in financial markets. We are exposed to market risk from changes in our common share price, foreign exchange rates and interest rates. Inflation has not had a significant impact on our results of operations.
     Equity Price Risk:
     On December 9, 2004 we adopted a deferred share unit (“DSU”) plan for executives. Under the DSU plan, when a participant ceases to be an executive of ours, the DSU plan participant will receive a cash amount equal to the number of DSUs in his or her account multiplied by the weighted average trading price of our common shares on the Toronto Stock Exchange on the five trading days immediately preceding the date the DSU plan participant ceases to be an executive of ours, or on a later date selected by the DSU plan participant, which shall in any event be a date prior to the end of the following calendar year. The obligation to pay the cash amount that is indexed to the weighted average trading price of our common shares and recorded as a liability in our financial statements, is marked-to-market in each reporting period, with changes in the obligation recorded in our consolidated statement of operations. As of April 30, 2006, a $1.00 increase in our common share price would increase our net loss by $0.6 million. (April 30, 2005 — $0.5 million).
     Foreign Currency Risk:
     To manage our foreign currency risk, we use derivative financial instruments including foreign exchange forward contracts and foreign exchange swap contracts from time to time, that have been authorized pursuant to policies and procedures approved by our board of directors. We do not hold or issue financial instruments for trading or speculative purposes. We currently use foreign currency forward and swap contracts to reduce our exposure to foreign currency risk.
     The fair value of our foreign currency forward contract and swap contracts is sensitive to changes in foreign currency exchange rates. As of April 30, 2006, a 5% appreciation in the Canadian dollar against all currencies would have resulted in an additional unrealized loss of $6.4 million (April 30, 2005 — less than $0.05 million). We believe that the established hedges are effective against our foreign currency denominated assets and liabilities. As a result, any potential future losses from these hedges being marked- to-market would be largely offset by gains or losses on the underlying hedged positions.
     Interest Rate Risk:
     In accordance with our corporate policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than three months. Due to the short-term maturity of these investments, we are not subject to significant interest rate risk.
     We are exposed to interest rate risk on our convertible notes which bear interest based on the London Inter-Bank Offer Rate or “LIBOR”. Each adverse change in the LIBOR rate of 100 basis points would result in an additional $0.6 million in interest expense per year. In September 2005, we entered into a derivative contract with JP Morgan Chase Bank, N.A., in order to limit the impact of changes in LIBOR on our interest expense related to the convertible notes for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%.
     The interest rates on our obligations under capital leases are fixed and therefore not subject to interest rate risk.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     Our management carried out an evaluation, with the participation of the CEO and CFO, of the effectiveness of our disclosure controls and procedures as of April 30, 2006. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by Mitel in reports that it files or submits under the United States Securities Exchange Act of 1934 (the “Act”) is recorded, processed, summarized and reported, within the time period specified in the rules and forms of the United States Securities and Exchange Commission (the “Commission”).
     For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     There has not been any change in our internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Act that occurred during the fiscal year ended April 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
A. Audit Committee Financial Expert
     Our board of directors has determined that Peter Charbonneau, chair of the audit committee of our board of directors, is an audit committee financial expert as defined by the SEC, and is independent as defined in the listing standards of the Nasdaq.
B. Code of Ethics
     We have adopted a code of ethics that applies to all of its employees, including our CEO, CFO and Controller. We will provide without charge to each person, on the written or oral request of such person, a copy of such code of ethics. Requests for such copies should be directed to us at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number: 613-592-2122. As of the date hereof, there has not been any amendment or waiver of any provision of the code of ethics.
C. Principal Accountant and Fees
     Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Deloitte & Touche LLP during fiscal 2006 and fiscal 2005 amounted to the following:

	Fiscal 2006	Fiscal 2005
	$	$
Audit Fees	741,259	323,907
Audit-Related Fees	85,561	71,637
Tax and Other Fees	205,889	115,536

Total	1,032,709	511,080

          Audit fees relate to the audit of our annual consolidated financial statements. Also includes fees relating to quarterly reviews and securities work.
          Audit-related fees relate to the audit of our defined benefit and defined contribution pension plans in Canada, the United States, and United Kingdom. It also includes fees for accounting consultations and advisory services with respect to Sarbanes-Oxley internal controls and disclosure assistance.
          Tax fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services. Also includes advisory services relating to intercompany loan agreements and services performed with respect to stock option cancellation and regrant.
Audit committee pre-approval process:
          From time to time, our management recommends to and requests approval from the audit committee for audit and non-audit services to be provided by our auditors. The audit committee considers such requests on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.
          Since the implementation of the audit committee pre-approval process in December 2003, all audit and non-audit services rendered by our auditors have been pre-approved by the audit committee.
D. Exemptions from the Listing Standards for Audit Committees

Not applicable.
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          The following chart sets forth the number of our common shares repurchased and the average price paid by us for those shares, broken out on a month to month basis during fiscal 2006, and up to and including September 30, 2006. Repurchases during this period were largely made in connection with the forgiveness of certain outstanding share purchase loans of employees who are no longer employed by us (largely due to cost reduction programs).

	(a) Total		(c) Total Number of Shares	(d) Maximum Number (or Approximate
	Number of	(b) Average	(or Units) Purchased as Part	Dollar Value) of Shares (or Units)
	Shares (or	Price Paid per	of Publicly Announced Plans	that may yet be Purchased Under the
Period	Units) Purchased	Share (or Units)	or Programs	Plans or Programs
May 1 to May 31, 2005	17,398	C$4.00	—	—
	4,105	C$1.00
June 1 to June 30, 2005	4,177	C$1.00	—	—
July 1 to July 31, 2005	2,404	C$4.00	—	—
	577	C$1.00
August 1 to August 31, 2005	—	—	—	—
September 1 to September 30, 2005	6,415	C$4.00	—	—
October 1 to October 31, 2005	2,970	C$4.00	—	—
November 1 to November 30, 2005	—	—	—	—
December 1 to December 31, 2005	—	—	—	—
January 1 to January 31, 2006	—	—	—	—
February 1 to February 28, 2006	—	—	—	—
March 1 to March 31, 2006	—	—	—	—
April 1 to April 30, 2006	—	—	—	—
May 1 to May 31, 2006	—	—	—	—
June 1 to June 30, 2006	1,733	C$4.00	—	—
July 1 to July 31, 2006	—	—	—	—
August 1 to August 31, 2006	—	—	—	—
September 1 to September 30, 2006	—	—	—	—
TOTAL	39,779

PART III
Item 17. Financial Statements
     Not applicable, as we have elected to provide financial statements pursuant to Item 18 “Financial Statements.”
Item 18. Financial Statements
     Our consolidated financial statements commence on page F-1 of this annual report. These financial statements are expressed in United States dollars and were prepared in accordance with U.S. GAAP.
Item 19. Exhibits
1.	Articles of Incorporation and bylaws as currently in effect:
1.1	Articles of Incorporation and amendments thereto prior to April 22, 2004(4)

1.2	Articles of Amendment dated April 22, 2004(4)

1.3	Articles of Amendment dated April 23, 2004(4)

1.4	Articles of Amendment dated October 12, 2006

1.5	Bylaws(4), as amended on September 7, 2006
2.	Instruments defining the rights of holders of equity securities being registered:
2.1	See Articles of Incorporation described above in Exhibit 1.1, Articles of Amendment dated April 22, 2004 described above in Exhibit 1.2, Articles of Amendment dated April 23, 2004 described above in Exhibit 1.3 and Articles of Amendment dated October 12, 2006 described above in Exhibit 1.4

2.2	Specimen Common Share certificate(1)

2.3	Specimen Series A Share certificate(4)

2.4	Specimen Series B Share certificate(4)

2.5	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005++

2.6	Form of Note (See Exhibit 2.5 above)

2.7	General Security Agreement between Mitel and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)

2.8	Guaranty and Security Agreement between MNI and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005++

2.9	Pledge Agreement between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)

2.10	Charge Over Book Debts and Cash at Bank between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005++

2.11	Guarantee and Indemnity between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)

2.12	Mortgage Debenture between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)

2.13	Guarantee and Security Agreement between MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005(5)

2.14	Deed of Guarantee and Subordination between MNIL, MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005(5)

2.15	Deed of Guarantee and Subordination between MNIL, MNOL and BNY, dated July 15, 2005(5)

2.16	Intellectual Property Security Agreement between Mitel and BNY, effective from April 27, 2005(5)

2.17	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004++

2.18	Form of Warrant (See Exhibit 2.17 above)

2.19	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006++

2.20	Form of Warrant (See Exhibit 2.19 above)
4.	Material contracts:
4.1	Cap/Floor Collar Transaction Agreement between Mitel and JPMorgan Chase Bank N.A. dated October 3, 2005(5)

4.2	ISDA Master Agreement between Mitel and JPMorgan Chase Bank N.A. dated September 25, 2005(5)

4.3	Contract for the Sale of Freehold Land and Building Subject to Leases and the Leaseback of Part of Building between MNL and Hitchens effective August 31, 2005(5)

4.4	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005 (See Exhibit 2.5 above)++

4.5	Form of Note (See Exhibit 2.5 above)

4.6	Form of Warrant (See Exhibit 2.5 above)

4.7	Registration Rights Agreement between Mitel and the Noteholders, dated April 27, 2005(5)

4.8	General Security Agreement between Mitel and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.7 above)

4.9	Guaranty and Security Agreement between MNI and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.8 above)++

4.10	Pledge Agreement between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.9 above)

4.11	Charge Over Book Debts and Cash at Bank between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.10 above)++

4.12	Guarantee and Indemnity between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.11 above)

4.13	Mortgage Debenture between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.12 above)

4.14	Guarantee and Security Agreement between MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005 (See Exhibit 2.13 above)

4.15	Deed of Guarantee and Subordination between MNIL, MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005 (See Exhibit 2.14 above)

4.16	Deed of Guarantee and Subordination between MNIL, MNOL and BNY, dated July 15, 2005 (see Exhibit 2.15 above)

4.17	Intellectual Property Security Agreement between Mitel and BNY, effective from April 27, 2005 (see Exhibit 2.16 above)

4.18	Union Agreement between MNSI (now MNI as a result of the merger of MNI and MNSI) and IBEW dated October 1, 2004++

4.19	Deferred Share Unit Plan (DSU Plan) for Executives effective December 9, 2004(5)

4.20	Shareholders Agreement between Mitel, Mitel Knowledge, PTIC, Zarlink, Mitel Systems (now Wesley Clover), WCC (now Wesley Clover), EdgeStone, and Dr. Matthews, dated April 23, 2004(2), as amended on June 26, 2006

4.21	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004 (see Exhibit 2.17 above)++

4.22	Registration Rights Agreement between Mitel, Mitel Knowledge, PTIC, Zarlink, EdgeStone, Mitel Systems (now Wesley Clover) and WCC (now Wesley Clover), dated April 23, 2004(2)

4.23	Receivables Purchase Agreement between Mitel, MNI and MNSI, and The Canada Trust Company, effective date of April 16, 2004++(4)

4.24	Amended and Restated Credit Agreement between Mitel, the Lenders from time to time and Bank of Montreal as Administrative Agent dated April 21, 2004(4)++, as amended July 24, 2004(4), as further amended February 7, 2005(5)

4.25	Loan Agreement between MNL and Export Development Canada dated March 4, 2003, as amended(3)

4.26	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated October 22, 2001(1)

4.27	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated April 25, 2003(3)

4.28	Business Overdraft and Ancillary Facility Agreement between MNL and Barclays Bank PLC dated August 30, 2002(3)

4.29	Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated August 30, 2001(1)+, and related amendment dated February 27, 2003 (3)+

4.30	Amendment to the Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated February 27, 2003(3)

4.31	Sublease Agreement between Mitel and BreconRidge dated August 31, 2001 and First Amendment of Sublease Agreement between Mitel and BreconRidge dated May 31, 2002(1)+

4.32	Supply Agreement between Mitel and Zarlink (formerly Mitel Corporation) dated February 16, 2001 and related amendment dated October 24, 2001(1)+, amended by Amending Agreement dated April 23, 2004(4)

4.33	Intellectual Property License Agreement between Mitel and Zarlink (formerly Mitel Corporation) dated February 16, 2001(1)+

4.34	Amendment to the Intellectual Property License Agreement between Mitel and Zarlink dated October 24, 2001(1)

4.35	Non Competition and Non Solicitation Agreement between Zarlink (formerly Mitel Corporation), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor Inc., 3755461 Canada Inc. (now Wesley Clover), Mitel and MRPC dated February 16, 2001(1)

4.36	Lease Agreement between Mitel and MRPC dated March 27, 2001(1)

4.37	Strategic Alliance Agreement between Mitel and March Networks dated September 21, 2001(1), as amended September 20, 2003(4), and September 20, 2004(5)

4.38	Integrated Communications Solutions R&D Project Agreement between Mitel, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada dated October 10, 2002(1)+, as amended on March 27, 2003(4), May 2, 2004, September 16, 2004, June 27, 2005, and October 3, 2005, respectively

4.39	CIBC Warrant, dated April 29, 2004(7), as amended

4.40	Employee Stock Option Plan, dated March 6, 2001, as amended(6)

4.41	2004 U.S. Employee Stock Purchase Plan(8)

4.42	Form of Global Mitel Employment Agreement(7)

4.43	2006 Equity Incentive Plan

4.44	Employment Contract, dated February 21, 2005, between Mitel and Kevin Bowyer(7)

4.45	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Paul Butcher (the “Butcher Letter Agreement”)(9)

4.46	Amendment No. 1 to the Butcher Letter Agreement, dated May 1, 2006(9)

4.47	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Donald Smith (the “Smith Letter Agreement”) (9)

4.48	Amendment No. 1 to the Smith Letter Agreement, dated May 1, 2006(9)

4.49	Letter agreement, dated May 1, 2006, between Terence H. Matthews and Peter D. Charbonneau(9)

4.50	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006 (see Exhibit 2.19 above)++

4.51	Share Charge between MNHL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 7, 2005

4.52	Tri-Party Agreement between MNOL, MNIL and MNL dated June 30, 2005

4.53	Real Property Loan Facility between MNL and Barclays Bank PLC dated December 13, 2001, secured by a legal charge dated January 24, 2002(1)
8.1	Subsidiaries of Mitel Networks Corporation

12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an exhibit to the Registration Statement on Form 20-F, as amended (File No. 0-49984) of Mitel and incorporated herein by reference.

(2)	Filed on May 3, 2004 as an exhibit to a Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

(3)	Filed on August 1, 2003 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 27, 2003 and incorporated herein by reference.

(4)	Filed on August 31, 2004 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 25, 2004, and incorporated herein by reference.

(5)	Filed on October 24, 2005 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 24, 2005 and the transition period ended April 30, 2005 and incorporated therein by reference.

(6)	Filed as an exhibit to the Form S-8 of the Registrant, dated March 6, 2006, filed with the Commission on March 6, 2006 and incorporated therein by reference.

(7)	Filed as an exhibit to the Form F-1 of the Registrant, dated May 9, 2006, filed with the Commission on May 9, 2006 and incorporated therein by reference.

(8)	Filed as an exhibit to the Form S-8 of the Registrant, dated November 29, 2004, filed with the Commission on November 29, 2004 and incorporated therein by reference.

(9)	Filed as an exhibit to Amendment No. 1 to the Schedule 13D (the Registrant as issuer) filed with the Commission on May 5, 2006 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited and incorporated therein by reference.

+	Portions of this document have been granted “Confidential Treatment” by the Secretary of the Securities and Exchange Commission.

++	Portions of this document are subject to a pending Confidential Treatment Request filed with the Secretary of the Securities and Exchange Commission and have been filed separately with the Securities and Exchange Commission.
Index to Financial Statements
     Our Audited Consolidated Financial Statements for Fiscal 2004, Fiscal 2005, the Transition Period, and Fiscal 2006:

—	Independent Auditors’ Report – Deloitte & Touche LLP	F-2

—	Consolidated Balance Sheets	F-3
—	Consolidated Statements of Operations	F-4
—	Consolidated Statements of Shareholders’ Equity	F-5
—	Consolidated Statement of Cash Flows	F-7
—	Notes to Consolidated Financial Statements	F-8

Financial Statement Schedules:

—	(Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)

—	Schedule II – Valuation of Qualifying Accounts	F-49

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITEL NETWORKS CORPORATION
/s/ Donald W. Smith
Name:	Donald W. Smith
Title:	Chief Executive Officer

Date: October 31, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MITEL NETWORKS CORPORATION
Consolidated Financial Statements
Report of Independent Registered Chartered Accountants	F-2
Consolidated Balance Sheets as of April 24, 2005, April 30, 2005 and April 30, 2006	F-3
Consolidated Statements of Operations for the fiscal years ended April 25, 2004, April 24, 2005 and April 30, 2006 and for the six-day period ended April 30, 2005	F-4
Consolidated Statements of Shareholders’ Deficiency for the fiscal years ended April 25, 2004, April 24, 2005 and April 30, 2006 and for the six-day period ended April 30, 2005	F-5
Consolidated Statements of Cash Flows for the fiscal years ended April 25, 2004, April 24, 2005 and April 30, 2006 and for the six-day period ended April 30, 2005	F-7
Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of
Mitel Networks Corporation:
      We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2006, April 30, 2005, April 24, 2005 and the related consolidated statements of operations, shareholders’ deficiency and cash flows for each of the years ended April 30, 2006, April 24, 2005 and April 25, 2004 and the six day period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2006, April 30, 2005, April 24, 2005 and the results of their operations and cash flows for each of the years ended April 30, 2006, April 24, 2005 and April 25, 2004 and the six day period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
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
      On August 3, 2006 we reported separately to the shareholders of Mitel Networks Corporation on our audits of financial statements for the same periods, prepared in accordance with accounting principles generally accepted in the United States of America. Those financial statements included a reconcilation from accounting principles generally accepted in the United States of America to Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Ottawa, Canada	Deloitte & Touche LLP
June 28, 2006 except for note 28, which is at October 27, 2006	Independent Registered Chartered Accountants

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Balance Sheets
(in millions, except share amounts)

	April 24,	April 30,	April 30,
	2005	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$9.7	$46.6	$35.7
Restricted cash	—	1.0	1.7
Accounts receivable (net of allowance of $3.0, $3.0, and $2.5, respectively)	71.1	66.9	79.7
Due from related parties	0.7	0.7	0.4
Inventories	17.1	17.4	23.6
Deferred tax asset	—	—	0.7
Income tax receivable	1.4	1.4	—
Other current assets	27.2	28.4	24.7

	127.2	162.4	166.5
Long-term receivables	0.4	0.4	0.4
Property and equipment	20.9	20.6	17.4
Goodwill	6.2	6.0	6.8
Intangible and other assets	1.9	5.9	6.6
Deferred tax asset	—	—	2.1

	$156.6	$195.3	$199.8

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Bank indebtedness	$15.8	$1.2	$2.1
Accounts payable and accrued liabilities	53.6	55.8	73.3
Income and other taxes payable	2.2	2.2	1.7
Deferred revenue	25.5	25.9	23.1
Due to related parties	15.9	14.0	24.2
Current portion of long-term debt	2.8	2.8	1.6

	115.8	101.9	126.0
Long-term debt	11.8	11.8	2.5
Long-term portion of lease termination obligations	8.4	8.3	5.5
Convertible notes	—	46.6	48.7
Derivative instruments	38.0	37.4	75.9
Deferred gain	—	—	5.5
Pension liability	25.4	25.1	40.1

	199.4	231.1	304.2

Commitments and contingencies
Redeemable common shares, without par value : 10,000,000 shares authorized; issued and outstanding at April 24, 2005, April 30, 2005 and April 30, 2006	18.2	18.2	18.7
Convertible, redeemable preferred shares, without par value — unlimited shares authorized; issued and outstanding: Series A: 20,000,000 shares at April 24, 2005, April 30, 2005 and April 30, 2006; Series B: 67,789,300 shares at April 24, 2005, April 30, 2005 and April 30, 2006	39.0	39.1	45.5

	57.2	57.3	64.2

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized;
107,149,933, 107,149,933 and 107,302,322 issued and outstanding at April 24, 2005, April 30, 2005 and April 30, 2006	187.6	187.6	188.8
Warrants	40.2	47.9	47.9
Deferred stock-based compensation	(0.4)	(0.4)	(0.1)
Accumulated deficit	(302.3)	(304.0)	(355.5)
Accumulated other comprehensive loss	(25.1)	(24.2)	(49.7)

	(100.0)	(93.1)	(168.6)

	$156.6	$195.3	$199.8

APPROVED BY THE BOARD
/s/  Peter D. Charbonneau, Director
/s/  Donald W. Smith, Director
(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Operations
(in millions, except share and per share amounts)

	Years Ended
			Six Days Ended	Year Ended
	April 25,	April 24,	April 30,	April 30,
	2004	2005	2005	2006

Revenues:
Products	$207.1	$207.7	$1.7	$260.5
Services	133.6	134.5	1.5	126.6

	340.7	342.2	3.2	387.1

Cost of revenues:
Products	125.7	132.0	1.6	149.1
Services	77.2	81.2	0.8	76.6

	202.9	213.2	2.4	225.7

Gross margin	137.8	129.0	0.8	161.4

Expenses:
Selling, general and administrative	111.4	114.9	1.8	120.7
Research and development	36.2	41.4	0.7	44.1
Special charges	11.7	10.6	—	5.7
Loss (gain) on sale of manufacturing operations	0.6	3.4	—	(0.9)
Amortization of acquired intangibles	0.2	—	—	—
Gain on sale of assets	—	—	—	(1.5)

	160.1	170.3	2.5	168.1

Operating loss	(22.3)	(41.3)	(1.7)	(6.7)
Interest expense	(4.3)	(2.6)	—	(7.6)
Fair value adjustment on derivatives instruments	—	(5.3)	(0.1)	(32.6)
Beneficial conversion feature on convertible debentures	(3.1)	—	—	—
Other income (expense), net	(0.6)	0.4	0.2	0.4

Loss before income taxes	(30.3)	(48.8)	(1.6)	(46.5)
Current income tax expense (recovery)	2.0	0.8	—	0.9
Deferred income tax recovery	(1.7)	—	—	(2.8)

Net loss	$(30.6)	$(49.6)	$(1.6)	$(44.6)

Net loss per common share:
Basic and diluted	$(0.26)	$(0.49)	$(0.01)	$(0.44)

Weighted-average number of common shares outstanding
Basic and diluted	127,831,211	113,792,829	117,149,933	117,230,198

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Shareholders’ Deficiency
(in millions, except share amounts)

						Accumulated
	Common Shares			Deferred		Other	Total
				Stock-based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 27, 2003	101,400,213	$183.4	$17.6	$(0.4)	$(218.2)	$(19.4)	$(37.0)

Common shares issued:
Conversion of convertible debentures	5,445,775	8.3	—	—	—	—	8.3
Conversion of related party loans	20,448,875	31.0	—	—	—	—	31.0
Professional services received	33,591	0.1	—	—	—	—	0.1
Exercise of stock options	5,950	—	—	—	—	—	—
Reallocation of share issue costs to convertible, redeemable preferred shares	—	0.3	—	—	—	—	0.3
Exchange of common shares for convertible, redeemable preferred shares	(25,530,494)	(38.7)	—	—	—	—	(38.7)
Share purchase loan repayments	—	0.4	—	—	—	—	0.4
Shares repurchased	(21,153)	(0.1)	—	—	—	—	(0.1)
Beneficial conversion feature on Series A preferred shares	—	—	—	—	1.4	—	1.4
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	—	—	—	(1.4)	—	(1.4)
Stock-based dividends	—	0.1	—	—	(0.1)	—	—
Issuance of warrants	—	—	12.2	—	—	—	12.2
Amortization of deferred stock-based compensation	—	—	—	0.2	—	—	0.2
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(1.3)	—	(1.3)
Beneficial conversion feature on convertible debentures	—	—	—	—	3.1	—	3.1

	101,782,757	$184.8	$29.8	$(0.2)	$(216.5)	$(19.4)	$(21.5)

Net loss	—	—	—	—	(30.6)	—	(30.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(6.0)	(6.0)
Minimum pension liability adjustments	—	—	—	—	—	3.5	3.5

Comprehensive loss	—	—	—	—	(30.6)	(2.5)	(33.1)

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

Common shares issued:
Cash and employee loans	5,601,870	4.6	—	—	—	—	4.6
Professional services received	153,616	0.1	—	—	—	—	0.1
Exchange of common shares for Series B convertible, redeemable preferred shares	(364,156)	(0.5)	—	—	—	—	(0.5)
Common share issue costs	—	(0.3)	—	—	—	—	(0.3)
Share purchase loans	—	(1.3)	—	—	—	—	(1.3)
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(24,154)	—	—	—	—	—	—
Issuance of warrants	—	—	10.4	—	—	—	10.4
Amortization of deferred stock-based compensation	—	—	—	(0.2)	—	—	(0.2)
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(5.6)	—	(5.6)

	107,149,933	$187.6	$40.2	$(0.4)	$(252.7)	$(21.9)	$(47.2)

Net loss	—	—	—	—	(49.6)	—	(49.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(5.6)	(5.6)
Minimum pension liability adjustments	—	—	—	—	—	2.4	2.4

Comprehensive loss	—	—	—	—	(49.6)	(3.2)	(52.8)

Balances at April 24, 2005	107,149,933	$187.6	$40.2	$(0.4)	$(302.3)	$(25.1)	$(100.0)

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Shareholders’ Deficiency — (Continued)
(in millions, except share amounts)

						Accumulated
	Common Shares			Deferred		Other	Total
				Stock-based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 24, 2005	107,149,933	$187.6	$40.2	$(0.4)	$(302.3)	$(25.1)	$(100.0)

Issuance of warrants	—	—	7.7	—	—	—	7.7
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(0.1)	—	(0.1)

	107,149,933	187.6	47.9	(0.4)	(302.4)	(25.1)	(92.4)

Net loss	—	—	—	—	(1.6)	—	(1.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	0.9	0.9

Comprehensive loss	—	—	—	—	(1.6)	0.9	(0.7)

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$(0.4)	$(304.0)	$(24.2)	$(93.1)

Common shares issued:
Exercise of stock options	58,174	0.2	—	—	—	—	0.2
Professional services received	132,261	0.1	—	—	—	—	0.1
Fair value adjustment relating to stock option plan	—	(0.3)	—	0.3	—	—	—
Share purchase loan repayments	—	1.1	—	—	—	—	1.1
Shares repurchased	(38,046)	—	—	—	—	—	—
Deferred stock-based compensation	—	0.1	—	(0.1)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	0.1	—	—	0.1
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(6.9)	—	(6.9)

	107,302,322	$188.8	$47.9	$(0.1)	$(310.9)	$(24.2)	$(98.5)

Net loss	—	—	—	—	(44.6)	—	(44.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(10.9)	(10.9)
Minimum pension liability adjustments	—	—	—	—	—	(14.6)	(14.6)

Comprehensive loss	—	—	—	—	(44.6)	(25.5)	(70.1)

Balance at April 30, 2006	107,302,322	$188.8	$47.9	$(0.1)	$(355.5)	$(49.7)	$(168.6)

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Cash Flows
(in millions)

	Year Ended		Six Days	Year
			Ended	Ended
	April 25,	April 24,	April 30,	April 30,
	2004	2005	2005	2006

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(30.6)	$(49.6)	$(1.6)	$(44.6)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	11.8	8.9	0.2	10.2
Amortization of deferred gain	—	—	—	(0.3)
Fair value adjustment on derivative instruments	—	5.3	0.1	32.6
Beneficial conversion feature on convertible debentures	3.1	—	—	—
Accretion of convertible notes to redemption value	—	—	—	1.5
Stock-based compensation	0.2	—	—	0.3
Deferred income taxes	(1.5)	—	—	(2.8)
Special charges	0.3	—	—	—
Loss (gain) on sale of manufacturing operations	0.6	3.4	—	(0.9)
Loss (gain) on sale of business and assets	0.1	—	—	(1.5)
Unrealized foreign exchange loss (gain)	(2.9)	(2.0)	(0.9)	2.1
Non-cash movements in provisions	5.1	5.5	—	4.2
Change in non-cash operating assets and liabilities, net	24.6	(3.3)	1.0	(3.1)

Net cash provided by (used in) operating activities	10.8	(31.8)	(1.2)	(2.3)

Investing activities:
Additions to capital and intangible assets	(3.7)	(4.5)	(0.1)	(8.8)
(Increase) decrease in restricted cash	—	0.9	(1.0)	(0.5)
Proceeds on sale of assets	—	—	—	12.4
Realized foreign exchange loss on hedging activities	(6.7)	(8.4)	—	(8.0)
Realized foreign exchange gain on hedging activities	4.1	6.2	—	8.6

Net cash used in investing activities	(6.3)	(5.8)	(1.1)	3.7

Financing activities:
Increase (decrease) in bank indebtedness	(19.0)	8.9	(14.6)	0.7
Deferred financing costs	—	—	(0.4)	(1.8)
Proceeds from issuance of convertible notes	—	—	54.3	—
Proceeds from issuance of convertible, redeemable preferred shares	15.0	—	—	—
Repayment of related party loans payable	(1.0)	—	—	—
Repayment of long-term debt	(5.2)	(4.4)	—	(11.9)
Proceeds from issuance of warrants	9.8	12.4	—	—
Proceeds from issuance of common shares	0.1	2.4	—	0.2
Proceeds from repayments of employee share purchase loans	0.4	1.1	—	1.1
Share issue costs	(2.1)	(0.3)	—	—

Net cash provided by (used in) financing activities	(2.0)	20.1	39.3	(11.7)

Effect of exchange rate changes on cash and cash equivalents	1.9	0.5	(0.1)	(0.6)

Increase (decrease) in cash and cash equivalents	4.4	(17.0)	36.9	(10.9)
Cash and cash equivalents, beginning of period	22.3	26.7	9.7	46.6

Cash and cash equivalents, end of period	$26.7	$9.7	$46.6	$35.7

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Notes to the Consolidated Financial Statements
(in millions, except share and per share amounts)

1.	Background and Nature of Operations
      Mitel Networks Corporation (the “Company”) is a provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of industry vertical markets, including education, government, healthcare, hospitality and retail, in the United States (“U.S.”), Europe, Middle East and Africa, Canada, Caribbean and Latin America and Asia-Pacific regions.
      The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Communications Systems Division of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation.

2.	Accounting Policies
      These consolidated financial statements have been prepared by the Company in accordance with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements.
      Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.
          a) Fiscal Year End
      On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April, to April 30. The change in the fiscal year end allows the Company to better align its reporting results with those of its industry peers. Results for the six-day transition period (“Transition Period”) from April 25, 2005 to April 30, 2005 have been included pursuant to Rule 13a-10 of the Securities Exchange Act of 1934, as amended.
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
      Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes, loss contingencies, goodwill and impairment assessments, and the valuation of stock options, shares, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

          d) Reporting Currency and Foreign Currency Translation
     Reporting Currency
      During fiscal 2004, the Company adopted the U.S. dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented were translated from Canadian dollars to U.S. dollars in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 52, Foreign Currency Translation. Income statement balances were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and shareholders’ deficiency balances were translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing these consolidated financial statements.
     Foreign Currency Translation
      The financial statements of the parent company and its subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of the Company’s foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at weighted-average exchange rates for the period. The resulting unrealized gains or losses are recorded as a component of accumulated other comprehensive income (loss) in shareholders’ deficiency until there is a reduction in the net investment in a foreign operation.
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
     Indirect channels
      The Company makes sales to distributors and resellers based on contracts with terms typically ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.
      The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company’s resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.
     Direct channels
      The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that typically range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenues. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.
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
          g) Restricted Cash
      Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.

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
          i) Securitizations and Transfers of Financial Instruments
      The Company entered into a Receivables Purchase and Sale Agreement on April 16, 2004, whereby non-interest bearing trade receivables are transferred to a securitization trust. These transfers are accounted for as sales when the Company is considered to have surrendered control over the transferred receivables and receives proceeds from the trust, other than a beneficial interest in the assets sold. Losses on these transactions are recognized as other expenses at the date of the receivables sale, and are dependent in part on the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the retained interest, based on their relative fair value at the date of transfer. Fair value is generally estimated based on the present value of expected future cash flows using management’s best estimates of key assumptions such as discount rates, weighted average life of accounts receivable, and credit loss ratios. A servicing liability is recognized on the date of the transfer and amortized to income over the expected life of the transferred receivables. As of April 24, 2005, April 30, 2005 and April 30, 2006, there were no securitized receivables outstanding.
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
      As explained in Note 20, the Company has issued convertible, redeemable preferred shares to investors. The preferred shares give the investors the right, at any time after five years to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualifies as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
      In addition, the make whole premium on the convertible notes and the redemption rights upon a fundamental change as described further in Note 16, qualify as a derivative, which will be marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
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

	Year Ended
			6 Days Ended	Year Ended
	April 25,	April 24,	April 30,	April 30,
	2004	2005	2005	2006

Net loss available to common shareholders, as reported (Note 22)	$(33.4)	$(55.2)	$(1.7)	$(51.5)
Estimated additional stock-based compensation	(1.6)	(1.5)	—	(1.9)

Pro forma net loss available to common shareholders	$(35.0)	$(56.7)	$(1.7)	$(53.4)

Net loss per share, as reported — basic and diluted	$(0.26)	$(0.49)	$(0.01)	$(0.44)

Pro forma net loss per share — basic and diluted	$(0.27)	$(0.50)	$(0.01)	$(0.46)

Risk-free interest rate	3.7%	3.8%	3.8%	3.6%
Dividends	0%	0%	0%	0%
Expected life of the options	5 years	5 years	5 years	5 years
      Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.
          r) Net Loss per Common Share
      Basic loss per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares. Diluted loss per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.
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
          t) Advertising Costs
      The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2006, the Company incurred $10.3 in advertising costs (2004 — $8.1; 2005 — $9.4; Transition Period — $0.2).
          u) Product Warranties
      The Company’s product warranties are generally for periods up to fifteen months but can be extended up to five years. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.
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
      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which revises SFAS 123 and supercedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The statement is effective for the Company as of the beginning of fiscal 2007. The Company will be applying the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period. As the requirements of SFAS 123R depend on future awards, modifications, repurchases or cancellations, the impact on the Company’s consolidated financial statements when this becomes effective is not yet fully determinable.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets. This standard amended APB Opinion No. 29, “Accounting for Non-monetary Transactions,” to eliminate the fair value measurement exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all non-monetary asset exchanges completed by the Company starting fiscal 2007. The Company generally does not engage in significant non-monetary asset exchanges and the provisions of SFAS No. 153 are not expected to have a significant impact on the Company.
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
      In June 2005, FASB issued FASB Staff Position (“FSP”) SFAS No. 143-1, Accounting for Electronic Equipment Waste Obligations, to address the accounting for obligations associated with the European Union Directive on Waste Electrical and Electronic Equipment (“the Directive”). The Directive concludes that commercial users are obligated to retire, in an environmentally sound manner, specific assets that qualify as historical waste. The FSP requires capital treatment for this obligation and is to be adopted on the later of the first reporting period ending after June 8, 2005 or the date of adoption of the law by the applicable EU-member country. The Directive is currently under review in the United Kingdom and is expected to be transposed into U.K. law in fiscal 2007. The Company will continue to evaluate the impact as the U.K. and other EU-member countries enact the legislation.
      In June 2005, EITF 05-2 The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19 was issued and is to be applied to new instruments entered into and instruments modified in periods beginning after June 29, 2005. The new EITF clarifies that instruments that are convertible into a fixed number of shares at the option of the holder, based on the passage of time or a contingent event, should be considered “conventional” for purposes of applying Issue 00-19. The EITF also clarifies that convertible preferred stock with a mandatory redemption date may qualify for the exception included in paragraph 4 of Issue 00-19 if the economic characteristics indicate that the instrument is more akin to debt than equity. The Company is currently evaluating the requirements of EITF 05-2 and has not yet fully determined the impact, if any, on the consolidated financial statements.
      In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments, which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. Under the new approach, fair value accounting would replace the current practice of recording fair value changes in earnings. The election of fair value measurement would be allowed at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the requirements of SFAS 155 and has not yet fully determined the impact, if any, on the consolidated financial statements.

          (w) Comparative Figures
      Effective fiscal 2006, the Company revised its allocation of revenues and cost of revenues between product and service groups, and as a result restated its 2005 consolidated financial statements, including comparative figures. The revision resulted in a reclassification of $23.8, $24.7, and $0.1 from product revenues to service revenues, and also resulted in a reclassification of $21.9, $20.4, and $0.1 from product cost of revenues to service cost of revenues for 2004, 2005 and the Transition Period respectively.

3.	Related Party Transactions
      As at April 24, 2005, April 30, 2005 and April 30, 2006, amounts receivable from related parties were $0.7, $0.7 and $0.4, and amounts payable to related parties were $15.9, $14.0 and $24.2 respectively. Significant related party transactions with companies controlled by or related to Dr. Terence H. Matthews (the “Principal Shareholder”), not otherwise disclosed in the financial statements, include the following:
     Disposal of manufacturing operations
      On August 31, 2001, the Company sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest, for total net consideration of $5.0 in the form of long-term promissory notes receivable of $5.4 and promissory notes payable of $0.4. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It therefore became evident at that point that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, would no longer be realized. As a result, additional expenses of $0.6 and $3.4 were recorded in the fiscal 2004 and 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates.
      In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During fiscal 2006, the Company purchased $101.4 of products and services (2004 — $84.9; 2005 — $94.2; Transition Period — $1.8) and sold $0.4 of raw material inventory (2004 — $2.7; 2005 — $0.9; Transition Period — $0.1) under this agreement. As of April 30, 2006, balances payable pursuant to this agreement amounted to $24.0 (April 24, 2005 — $17.1; April 30, 2005 — $15.4) and balances receivable pursuant to this agreement amounted to $0.7 (April 24, 2005 — $1.6; April 30, 2005 — $1.7).
      Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2006 manufacturing tools purchased from BreconRidge amounted to $0.9 (2004 — $0.1; 2005 — $0.2; Transition Period — $nil).
      On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2006 the Company provided services valued at $0.5 under these agreements (2004 — $3.3; 2005 — $1.0; Transition Period — $nil).
     Leased properties
      In March 2001 the Company and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by the Principal Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.
      On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“U.K.”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. In August 2005, the building in the U.K. was sold to an unrelated third party. Accordingly, the Company no longer receives rental income from BreconRidge for facilities under the U.K. sublease agreement.
      See Note 17 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2006, balances due to the company controlled by the Principal Shareholder and related to the lease agreement amounted to $0.4 (April 24, 2005 — insignificant; April 30, 2005 — insignificant).
     Financing
      During fiscal 2003, the Company borrowed funds to finance its operations from Wesley Clover Corporation, a company controlled by the Principal Shareholder. The loans bore interest at prime and the interest expense incurred on these related party loans amounted to $0.6 and $0.7 in fiscal 2003 and 2004, respectively.
     Other
      In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled by the Principal Shareholder, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During fiscal 2006, the Company purchased $0.3 of products and services (2004 — $1.0; 2005 — $0.4; Transition Period — $nil) from March Networks and had a balance payable recorded in the due to related parties pursuant to this agreement in the amount of $0.1 (April 24, 2005 — insignificant; April 30, 2005 — insignificant).
      Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Company’s business were $0.4 and $3.9 respectively for the year ended April 30, 2006 (2004 — $0.3 and $0.7, respectively; 2005 — $0.4 and $1.2, respectively; Transition Period — insignificant). The net balances payable as a result of these transactions was $0.8 at April 30, 2006 (April 24, 2005 — $0.3; April 30, 2005 — $nil).
4.   Special Charges
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
      During fiscal 2005 the Company recorded pre-tax special charges of $10.6. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 154 employees around the world, $1.3 of non-cancelable lease costs related to excess facilities, $0.9 of assets written off as a result of the Company’s discontinuation of its ASIC design program, and a reversal of prior year’s charges of $0.3. Payment of workforce reduction liabilities are expected to be completed within the next twelve months. The lease termination obligations incurred in prior fiscal years will be reduced over the remaining term of the leases, which range from one year to nine years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.
      During fiscal 2006 the Company implemented additional restructuring actions which resulted in pre-tax special charges of $5.7. The components of the charge include $5.7 of employee severance and benefits incurred in the termination of 84 employees around the world, $0.8 of accreted interest related to lease termination obligation and a reversal of $0.8 related to a new sublease of a facility previously provided for in special charges. Payment of the workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities.

      The following table summarizes details of the Company’s special charges and related reserve during fiscal 2005 and fiscal 2006:

		Lease
	Workforce	Termination	Assets	Legal
Description	Reduction	Obligation	Written Off	Costs	Total

Balance of provision as of April 25, 2004	$2.1	$5.3	$—	$0.4	$7.8

Fiscal 2005:
Charges	8.7	1.3	0.9	—	10.9
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(8.9)	(1.2)	—	(0.4)	(10.5)
Assets written off	—	—	(0.9)	—	(0.9)
Foreign currency impact	0.4	0.3	—	—	0.7

Balance of provision as of April 24, 2005	$2.0	$5.7	$—	$—	$7.7

Transition Period:
Cash payments	(0.2)	—	—	—	(0.2)
Foreign currency impact	—	(0.1)	—	—	(0.1)

Balance of provision as of April 30, 2005	$1.8	$5.6	$—	$—	$7.4

Fiscal 2006:
Charges	5.7	0.8	—	—	6.5
Adjustments	—	(0.8)	—	—	(0.8)
Cash payments	(6.0)	(1.3)	—	—	(7.3)
Foreign currency impact	0.2	(0.3)	—	—	(0.1)

Balance of provision as of April 30, 2006	$1.7	$4.0	$—	$—	$5.7

5.   Segment Information
     General description
      Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration.
      In previous years, the Company reported its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). Effective fiscal 2006, Mitel changed its structure of reporting so that the reportable segments are now represented by the following four geographic areas: United States, Canada and Caribbean & Latin America (CALA), Europe, Middle East & Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business. The results of operations for 2005 and 2004 have been restated to conform with the new presentation.
      The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, marketing, general and administrative expenses, amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measures to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.
     Business segments
      Financial information by geographic area for fiscal years 2004, 2005, and 2006 and the Transition Period under the new basis of reporting is summarized below. External revenues are attributed to geographic area based on sales office location.

		Canada
		and		Asia	Corporate
	United States	CALA	EMEA	Pacific	and Other	Total

Fiscal 2004
Revenue	$161.4	$33.4	$140.5	$5.4	$—	$340.7

Contribution margin	60.8	7.9	34.9	0.1	—	103.7
Shared and unallocated costs	—	—	—	—	(126.0)	(126.0)

Operating earnings (loss)	$60.8	$7.9	$34.9	$0.1	$(126.0)	$(22.3)

Fiscal 2005
Revenue	$153.5	$37.2	$145.5	$6.0	$—	$342.2

Contribution margin	59.5	13.7	39.7	—		112.9
Shared and unallocated costs	—	—	—	—	(154.2)	(154.2)

Operating earnings (loss)	$59.5	$13.7	$39.7	$—	$(154.2)	$(41.3)

Transition Period
Revenue	$1.8	$0.4	$1.0	$—	$—	$3.2

Contribution margin	0.5	—	(0.3)	(0.1)	—	0.1
Shared and unallocated costs	—	—	—	—	(1.8)	(1.8)

Operating earnings (loss)	$0.5	$—	$(0.3)	$(0.1)	$(1.8)	$(1.7)

Fiscal 2006
Revenue	$178.5	$43.6	$156.3	$8.7	$—	$387.1

Contribution margin	73.9	17.1	52.1	0.6	—	143.7
Shared and unallocated costs	—	—	—	—	(150.4)	(150.4)

Operating earnings (loss)	$73.9	$17.1	$52.1	$0.6	$(150.4)	$(6.7)

     Product information
      Effective fiscal 2006, the Company revised the allocation of revenues between its product and service groups. The following table sets forth the net revenues for groups of similar products and services by period under the revised basis of reporting:

			Transition
	2004	2005	Period	2006

Products:
Platforms and desktop appliances	$168.1	$165.1	$1.3	$204.3
Applications	23.9	23.5	0.3	34.2
Other(1)	15.1	19.1	0.1	22.0

	207.1	207.7	1.7	260.5

Services:
Maintenance and support	95.4	85.3	1.2	80.9
Installation	15.8	22.1	0.1	24.6
Managed services	10.6	10.9	0.2	9.2
Professional services	11.8	16.2	—	11.9

	133.6	134.5	1.5	126.6

Total	$340.7	$342.2	$3.2	$387.1

(1)	Other products include mainly OEM products representing approximately four percent, six percent, three percent and six percent of total revenue in fiscal 2004, fiscal 2005, the Transition Period and fiscal 2006 respectively.
     Geographic information
      Revenue from external customers are attributed to the following countries based on location of the customers.

			Transition
	2004	2005	Period	2006

Canada	$25.2	$26.5	$0.3	$30.9
United States	162.8	155.3	1.8	178.9
United Kingdom	124.2	127.3	1.0	130.2
Other foreign countries	28.5	33.1	0.1	47.1

	$340.7	$342.2	$3.2	$387.1

      Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 24, 2005

	Property and		Intangible and
	Equipment	Goodwill	Other Assets

Canada	$9.5	$3.8	$1.9
United States	0.9	0.8	—
United Kingdom	10.2	1.6	—
Other foreign countries	0.3	—	—

	$20.9	$6.2	$1.9

	April 30, 2005			April 30, 2006

	Property and		Intangible and	Property and		Intangible and
	Equipment	Goodwill	Other Assets	Equipment	Goodwill	Other Assets

Canada	$9.3	$3.6	$5.9	$10.4	$4.2	$6.6
United States	0.9	0.9	—	1.0	0.9	—
United Kingdom	10.1	1.5	—	5.0	1.7	—
Other foreign countries	0.3	—	—	1.0	—	—

	$20.6	$6.0	$5.9	$17.4	$6.8	$6.6

     Concentrations
      The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company’s revenue for the periods ended April 25, 2004, April 24, 2005, the Transition Period and April 30, 2006.
      As a result of the disposal of the manufacturing operations described in Note 3, BreconRidge manufactures substantially all of the Company’s products. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2006, there was excess inventory of $0.9 (2005 — $0.6; Transition Period — $0.6) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.
6.   Divestitures
     Sale of Edict Training Ltd.
      On October 7, 2005, the Company completed the sale of its 8,000 shares, or eighty-percent ownership interest, in Edict for consideration of £0.2, or $0.3 to be applied against amounts due from Edict Training Ltd. The transaction resulted in an insignificant loss, which was recorded in other income/ expense. As a result of this transaction, the Company no longer holds any equity interest in Edict. The costs incurred in connection with this disposal were considered nominal.

      Revenues and net loss relating to Edict for the period from May 1, 2005 until the date of disposal amounted to $0.4 and $0.6 respectively ($3.4 and $1.6 for fiscal 2005). The following details the carrying value of Edict’s major classes of assets and liabilities as at the date of disposal:

October 7,
2005

Assets
Cash	$0.1
Accounts receivable	0.3
Fixed assets	—
Due to affiliates (net)	1.0
Liabilities
Accounts payable and accrued liabilities	(0.6)
Deferred revenue	(0.5)

$0.3

     Sale of U.K. land and building
      On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2006 was $5.5. Provision for income taxes relating to the sale of the land and buildings was $1.0 (£0.6).
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
      Effective December 1, 2004 the Company was not in compliance with certain covenants required under the terms of the facility and ceased to sell receivables into the facility. As of April 24, 2005, April 30, 2005, and April 30, 2006, the outstanding balance of the securitized receivables, the interest retained by the Company in the transferred receivables, and the servicing liability outstanding were all $nil.
      For fiscal 2005, Transition Period and fiscal 2006, the Company recognized a pre-tax loss of $0.3, $nil, and $nil respectively relating to the sale of receivables. There were no securitized receivables outstanding at the end of each of the three periods.

      The table below outlines the proceeds received from and amounts paid to the securitization trust for the period ended April 24, 2005, April 30, 2005 and April 30, 2006:

	Year Ended	Six Days Ended	Year Ended
	April 24, 2005	April 30, 2005	April 30, 2006

Receipts
Receivables sold	$64.8	$—	$—
Less dilutions	(1.9)	—	—
Less loss on sale of receivables	(0.3)	—	—

Net proceeds on sale of receivables	62.6	—	—
Service revenue	0.3	—	—
Disbursements:
Funding of reserves	—	—	—
Fees	(0.4)	—	—

	$62.5	$—	$—

8.   Other Current Assets
      The following are included in other current assets as of April 24, 2005, April 30, 2005 and April 30, 2006.

	April 24,	April 30,	April 30,
	2005	2005	2006

Prepaid expenses	$14.9	$15.7	$13.6
Other receivables	12.3	12.7	9.5
Deferred charges	—	—	1.6

	$27.2	$28.4	$24.7

      Deferred charges relate to costs incurred by the Company in connection with the filing of its F-1 registration statement under the Securities Act of 1933 (see note 28). Included in other receivables are unbilled receivables of $6.5 as of April 30, 2006 (2005 — $9.4; Transition Period — $9.1)
9.   Inventories

	April 24,	April 30,	April 30,
	2005	2005	2006

Raw materials	$0.7	$0.7	$0.9
Finished goods	16.4	16.7	22.7

	$17.1	$17.4	$23.6

10. Property and Equipment

	April 24,	April 30,	April 30,
	2005	2005	2006

Cost:
Land	$0.6	$0.6	$—
Buildings	5.0	5.0	—
Equipment	61.6	61.0	68.8

	67.2	66.6	68.8

Less accumulated depreciation:
Buildings	0.4	0.4	—
Equipment	45.9	45.6	51.4

	46.3	46.0	51.4

	$20.9	$20.6	$17.4

      As of April 30, 2006, equipment included leased assets with cost of $4.6 (2005 — $2.9; Transition Period — $2.9) and accumulated depreciation of $1.3 (2005 — $0.4; Transition Period — $0.4) and equipment utilized in the provision of Managed Services (see Note 2(e)) with cost of $8.0 (2005 — $10.9; Transition Period — $10.8) and accumulated depreciation of $6.7 (2005 — $7.9; Transition Period — $7.8). Depreciation expense recorded in fiscal 2006 amounted to $8.6 (2004 — $10.8; 2005 — $7.6; Transition Period — $0.2).
11. Goodwill

	April 24,	April 30,	April 30,
	2005	2005	2006

Balance, beginning of the period	$5.6	$6.2	$6.0
Foreign currency impact	0.6	(0.2)	0.8

Balance, end of the period	$6.2	$6.0	$6.8

      The Company performs its impairment tests of goodwill annually on January 31 in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. The Company concluded that there was no impairment since the fair value determination of the reportable segments were found to exceed the carrying values in fiscal 2005, Transition Period and fiscal 2006.
12. Intangible and Other Assets

	April 24,	April 30,	April 30,
	2005	2005	2006

Cost:
Patents, trademarks and other	$3.5	$3.6	$5.4
Deferred debt issue costs	—	3.9	4.5

	3.5	7.5	9.9

Less accumulated amortization:
Patents, trademarks and other	1.6	1.6	2.5
Deferred debt issue costs	—	—	0.8

	1.6	1.6	3.3

	$1.9	$5.9	$6.6

      Amortization of intangible and other assets was $0.2, $0.7, $nil and $1.7 in each of fiscal 2004, fiscal 2005, Transition Period and fiscal 2006, respectively. Deferred debt issue costs will be amortized over 5 years of which $0.8 has been amortized to date. The estimated amortization expense related to intangible assets in existence as of April 30, 2006, over the next five years is as follows: fiscal 2007 — $2.0; fiscal 2008 — $2.0; fiscal 2009 — $1.6; fiscal 2010 — $1.0; and fiscal 2011 — $nil. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

13.	Bank Indebtedness
      As of April 24, 2005, the Company had a 364 day revolving credit facility of $20.3 (C$25.0) that was repaid in full on April 27, 2005 and cancelled as of that date. The facility bore interest at the prime rate or U.S. base rate plus 1.5 percent or LIBOR or Bankers’ Acceptances plus 2.5 percent, with interest payable monthly, and was secured by a general assignment of substantially all the Company’s accounts receivable and a general security interest in the remaining assets of the Company. The credit facility was also personally guaranteed by the Principal Shareholder. The credit facility was to mature on June 30, 2005 and contained certain restrictions and financial covenants. The Company was not in compliance with certain of these financial covenants during the year ended April 24, 2005, however the bank provided a consent and waiver of the non-compliance for those financial covenants. As at year end April 24, 2005, the Company was in compliance with these financial covenants. As of April 24, 2005, the Company had outstanding cash borrowings of $15.7 under this facility and $0.8 was committed under letter of credit arrangements.
      As of April 30, 2006, the Company’s U.K. subsidiary has indemnity facilities totalling $1.8 (£1.0) available for letters of credit and other guarantees, $0.8 of which has been drawn at April 30, 2006 (April 30, 2005 — $0.9). The indemnity and credit facilities are unsecured. On January 31, 2006, the company cancelled its overdraft facility (April 30, 2005 — $1.9)
      Amounts appearing in bank indebtedness as of April 30, 2005 and April 30, 2006 represent credit book balances resulting from an excess of outstanding checks over funds on deposits where a right of offset does not exist.

14.	Accounts Payable and Accrued Liabilities

	April 24,	April 30,	April 30,
	2005	2005	2006

Trade payable	$18.0	$14.9	$21.0
Employee-related payables	9.3	11.1	11.6
Restructuring, warranty and other provisions	6.3	6.2	5.7
Other accrued liabilities	20.0	23.6	35.0

	$53.6	$55.8	$73.3

15.	Long-Term Debt

	April 24,	April 30,	April 30,
	2005	2005	2006

Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from 28 to 36 months, secured by the leased assets	$3.2	$3.2	$4.1
Chattel mortgage loan, bearing interest at 6.3%, payable in monthly installments and due in April 2006, secured by certain U.K. equipment	0.6	0.6	—
Mortgage loan, bearing interest at 7.4% until December 2006, with an option to select a fixed or variable interest rate thereafter, payable in quarterly installments of $0.6 (£0.3) fixed until December 2006 with the balance due in December 2011, secured by the U.K. real estate properties	10.8	10.8	—

	14.6	14.6	4.1
Less: current portion	2.8	2.8	1.6

	$11.8	$11.8	$2.5

      Pursuant to the terms of the building mortgage agreement, the Company’s U.K. subsidiary must comply with certain financial covenants. At April 24, 2005 and April 30, 2005, the subsidiary was in compliance with these financial covenants. The mortgage loan was repaid and cancelled in August 2005 following the sale of the U.K. land and building, as described in Note 6.
      Interest expense related to long-term debt, including obligations under capital leases, was $0.5 in fiscal 2006 (2004 — $1.3; 2005 — $1.0; Transition Period — insignificant). Future minimum lease payments as of April 30, 2006 under capital leases total $4.5 of which $1.8, $1.7, $1.0 and $nil relate to fiscal years 2007 to 2010, respectively. Interest costs of $0.4 are included in the total future lease payments.

16.	Convertible Notes

Senior Secured Convertible Notes
      On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a Qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes are entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a fundamental change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which is based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO may be settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium is not based on interest rates or credit risk and therefore is not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative is required to be recorded at fair value separate from the debt host. As at April 30, 2006 management has determined the fair value of the derivative instrument to be nominal.

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
      As a redemption upon the occurrence of a fundamental change, prior to the consummation of a Qualified IPO could result in (1) the Holder doubling its initial rate of return on the debt host and (2) the rate of return is at least twice what would otherwise be the market return for a contract that has the same terms and credit risk as the debt host contract, the redemption feature is not considered to be clearly and closely related to the debt host and requires separate accounting from the debt host under the provisions of FAS 133. At April 30, 2006 management has assigned nominal value to the derivative instrument.
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
      In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 21. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $4.5 were incurred in connection with the financing transaction, and have been recorded as a deferred charge within the Intangible and Other Assets balance in the Consolidated Balance Sheet.
      The following table summarizes the allocation of the convertible notes among its different elements:

	April 30,	April 30,
	2005	2006

Balance, beginning of period	$—	$46.6
Proceeds on issuance of convertible notes	55.0	—
Less: amount allocated to warrants	(7.7)	—
Accretion of convertible notes to redemption value	—	1.5
Foreign currency impact	(0.7)	0.6

Balance, end of period	$46.6	$48.7

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
      On October 31, 2003 the Company reached an agreement with the debenture holders whereby the entire carrying value of the debentures of $8.3 was converted to 5,445,775 common shares of the Company at C$2.00 per common share. As the conversion price was lower than the fair market value of the Company’s common shares of C$2.75 per share on the commitment date (August 16, 2002), a beneficial conversion feature was triggered resulting in a non-cash expense of $3.1 recorded in the fiscal 2004 Consolidated Statements of Operations.
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
17. Commitments and Guarantees
     Operating leases
      The Company leases certain equipment and facilities under third party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 3). Rental expense and income on operating leases were as follows:

			Transition
	2004	2005	Period	2006

Rental expense
Arms-length	$8.6	$8.3	$—	$8.1
Related party	6.7	5.9	0.1	6.5

Total	$15.3	$14.2	$0.1	$14.6

Rental income
Arms-length	$0.1	$0.6	$—	$0.2
Related party	4.3	3.6	—	2.8

Total	$4.4	$4.2	$—	$3.0

      Future operating minimum lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income

Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2007	$7.6	$8.0	$—	$0.9
2008	6.4	8.0	0.1	0.2
2009	5.1	8.0	0.1	0.2
2010	3.7	8.0	—	0.2
2011	3.0	6.7	—	0.1
Thereafter	9.2	—	—	—

Total	$35.0	$38.7	$0.2	$1.6

     Capital expenditures
      As of April 30, 2006, capital expenditure commitments to BreconRidge are $nil (2005 — $0.1; Transition Period — $nil).
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
      Product warranties:
      The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

	April 24,	April 30,	April 30,
	2005	2005	2006

Balance, beginning of period	$2.1	$2.6	$2.6
Warranty costs incurred	(1.0)	—	(1.8)
Warranties issued	1.0	—	1.0
Other	0.5	—	0.2

Balance, end of period	$2.6	$2.6	$2.0

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
          Bid and performance related bonds:
      The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 24, 2005, April 30, 2005 and April 30, 2006 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2006, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $2.5 (2005 — $5.3; Transition Period — $5.4).
     Research and Development Expenditures
     In accordance with the TPC agreement, as described in Note 21, the Company is required to invest an aggregate of C$400 million worth of research and development over the five year period commencing on March 31, 2005, with a minimum of C$50 million per year. The Company has initiated discussions with the Canadian federal government seeking an amendment to the TPC Agreement to extend the term over which the aggregate amount of C$400 million must be expended on research and development. There is no assurance that we will receive this amendment. For the year ended March 31, 2006, the Company spent C$52.5M on research and development and therefore achieved the minimum requirement during the first year of the five year period.
18. Contingencies
      The Company is party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.
19. Redeemable Common Shares
      Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006 (the “put date”), Zarlink, a shareholder of the Company, has a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of C$2.85 per common share. The put date has been subsequently deferred to May 1, 2007 (see note 28). Accordingly, the common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $1.8 (2005 — $1.3; Transition Period — $1.3) accreted for the excess of the redemption amount over the original carrying value was recorded as of April 30, 2006. The accreted amount is recorded as an increase in accumulated deficit.
      On April 23, 2004 another shareholder holding 4,000,000 redeemable common shares of the Company reached an agreement with the Company whereby all 4,000,000 redeemable common shares were exchanged for 16,000,000 Class B Series 1 Convertible and Redeemable Preferred Shares (“Series B Preferred Shares”) of the Company at their then fair value of C$1.00 per preferred share. As a result of the exchange, the carrying value of the redeemable common shares of $12.5, including accreted interest, was reclassified from redeemable common shares to convertible, redeemable preferred shares, all within the mezzanine section of the Consolidated Balance Sheets.
      The following table summarizes the changes in redeemable common shares during the years presented:

	April 24,	April 30,	April 30,
	2005	2005	2006

Balance, beginning of the period	$17.8	$18.2	$18.2
Interest accreted during the period	0.4	—	0.5

Balance, end of period	$18.2	$18.2	$18.7

20. Convertible, Redeemable Preferred Shares
     Series A Preferred Shares
      On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of C$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 21, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of C$1.25 per share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and is recorded as a component of shareholders’ deficiency.
      The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as of April 24, 2005, April 30, 2005, and April 30, 2006. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.
      The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of C$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of C$1.00 per preferred share divided by the fair market value of a common share on the date of conversion iii) if the shares are converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders will receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price. As the fair market value of the common shares into which the Series A Preferred Shares were convertible was greater than the effective conversion price for accounting purposes, determined based on the gross proceeds less the fair value of the warrants on the date of issuance, a deemed dividend for this excess of $1.4 was recorded as an increase in the net loss attributable to common shareholders for the year ended April 25, 2004.
      At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 24, 2005, April 30, 2005 and April 30, 2006 management has estimated that the fair market value of the preferred shares was C$1.00, C$1.00 and C$2.55 respectively.
      As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $17.3 as of April 30, 2006 (April 24, 2005 — $8.7; April 30, 2005 — $8.6), and is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations. The initial value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, is classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2005, Transition Period and fiscal 2006, the amount of accreted interest was $1.2, insignificant and $1.6, respectively.
     Series B Preferred Shares
      On April 23, 2004, pursuant to the issuance of the Series A Preferred Shares, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Series B Preferred Shares of the Company at C$1.00 per preferred share. During fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders (refer to Note 16) upon conversion were exchanged for 728,312 Series B preferred shares.
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
      Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an IPO of its common shares by the put date, one of the Company’s holders of Series B Preferred Shares has the right to require the Company to redeem for cash all or part of its 16,000,000 Series B Preferred Shares held in the Company at a price of C$1.00 per share, plus interest accrued at an annual rate of seven percent commencing on August 31, 2001 and compounded semi-annually. The put date has been subsequently deferred to May 1, 2007 (see note 28).
      At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 24, 2005, April 30, 2005 and April 30, 2006 management has estimated that the fair market value of the preferred shares was C$1.00, C$1.00 and C$2.55 per share respectively.
      As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $58.6 as of April 30, 2006 (April 24, 2005 — $29.3; April 30, 2005 — $28.8) and is recorded as a liability. The initial value of the Series B Preferred Shares of $27.7, after allocation of proceeds to the derivative instrument, was classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2005, Transition Period and fiscal 2006, the amount of accreted interest was $4.0, $0.1 and $4.8, respectively. Similar to the Series A Preferred Shares, the derivative component relating to the Series B Preferred is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations.
      The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

	Series A	Series B	Total

Carrying value as of April 25, 2004	$5.8	$27.7	$33.5

Fiscal 2005
Issued in exchange for common shares	—	0.5	0.5
Less: amount allocated to derivative instrument	—	(0.2)	(0.2)
Accreted interest	1.2	4.0	5.2

Carrying value as of April 24, 2005	$7.0	$32.0	$39.0

Transition Period
Accreted interest	—	0.1	0.1

Carrying value as of April 30, 2005	$7.0	$32.1	$39.1

Fiscal 2006
Accreted interest	1.6	4.8	6.4

Carrying value as of April 30, 2006	$8.6	$36.9	$45.5

21. Warrants
      The following table outlines the carrying value of warrants outstanding as of April 24, 2005, April 30, 2005 and April 30, 2006:

	April 24,	April 30,	April 30,
	2005	2005	2006

i) Warrants issued/issuable in connection with government funding
Balance at beginning of the period	$28.7	$39.1	$39.1
Government funding received in period — warrants issued	1.9	—	—
Government funding received in period — no warrants issued	7.2	—	—
Accrued government funding receivable — no warrants issued	1.3	—	—

Balance at end of the period	39.1	39.1	39.1
ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0	1.0
iii) Warrants issued to financing agent	0.1	0.1	0.1
iv) Warrants issued in connection with Senior Secured Convertible Notes	—	7.7	7.7

Total warrants outstanding	$40.2	$47.9	$47.9

i)	During fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government (the “TPC Agreement”) for up to C$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of 2003, 2004 and 2005 is determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 were issued in Fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006. The remaining $1.3 of government funding recorded in fiscal 2005 continues to be receivable at April 30, 2006.

ii)	In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at C$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends. The warrants are automatically exercisable based on a formula in connection with a Qualified IPO.

iii)	In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at C$1.00 per share and have a five year life. The warrants expire in connection with a Qualified IPO.

iv)	As described in Note 16, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.

22. Share Capital
      The Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A Preferred Shares and Series B Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the preferred shares are described further in Note 20 of these financial statements.
      During fiscal 2006, the Company issued 132,261 shares (2004 — 33,591; 2005 — 153,616) for total consideration of $0.1 (2004 — $0.1; 2005 — $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.
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
      During fiscal 2005 the Company completed an equity offering to certain employees and eligible investors. The Company issued 5,601,870 common shares at C$1.00 per share, for total consideration of $4.6, of which $3.0 was received in cash and $1.6 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.
     Share Purchase Loans
      As part of the fiscal 2005 equity offering described above, the Company implemented an Employee Stock Purchase Plan allowing U.S. employees to purchase up to 2,000,000 common shares of the Company through a single lump sum payment and/or a company loan. Shares purchased using company loans are secured by the underlying share, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. Non-U.S. employees were provided with the ability to acquire shares under similar terms and conditions. As of April 24, 2005 and April 30, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively were recorded against shareholders’ deficiency. Repayments against the loans were made during fiscal 2006 and the balance remaining at April 30, 2006 was $0.3.
     Stock Option Plan
      In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. The number of common shares available for grant under the Plan at April 30, 2006 was 4,234,331 (2005 — 6,481,401; Transition Period — 6,504,794).
      On December 23, 2003 the Company put forth an offer to all eligible employees to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options. All of the 10,373,302 options tendered in the exchange were cancelled on January 23, 2004. An equal number of new options were granted to the participating employees on July 26, 2004. The new options vest in four equal installments commencing one year from the date of grant, and have an exercise price of C$1.00 per share, the fair value of the Company’s common stock on the date of grant.
      Following is a summary of the Company’s stock option activity and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	Fiscal 2004		Fiscal 2005

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Outstanding options:
Balance, beginning of period:	16,037,154	$2.59	4,482,264	$2.77
Granted	1,337,087	$1.76	15,220,873	$0.81
Exercised	(5,950)	$2.57	—	$—
Forfeited	(1,527,436)	$2.58	(725,856)	$1.54
Expired	(985,289)	$2.69	(497,279)	$2.84
Cancelled	(10,373,302)	$2.51	—	$—

Balance, end of period:	4,482,264	$2.50	18,480,002	$1.22

Number of options exercisable	2,462,636	$2.59	3,017,863	$2.82

Weighted average fair value of options granted during the period using the minimum value option pricing model		$0.29		$0.15

	Transition Period		Fiscal 2006

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Outstanding options:
Balance, beginning of period:	18,480,002	$1.20	18,456,249	$1.34
Granted	—	$—	5,227,233	$0.90
Exercised	—	$—	(58,174)	$2.81
Forfeited	(15,153)	$1.69	(879,766)	$1.27
Expired	(8,600)	$2.96	(2,077,004)	$3.07

Balance, end of period:	18,456,249	$1.19	20,668,538	$1.06

Number of options exercisable	3,102,973	$2.78	4,947,519	$1.48

Weighted average fair value of options granted during the year using the minimum value option pricing model		$—		$0.14

      A summary of options outstanding as of April 30, 2006 is as follows:

	April 30, 2006

	Total outstanding		Total exercisable

		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number of	Contractual	Number of	Contractual
Exercise Price	Shares	Life	Shares	Life

$0.89	18,759,480	3.6 years	3,598,095	3.4 years
$1.04	246,883	4.9 years	1,250	4.9 years
$1.79	164,500	2.6 years	82,750	2.6 years
$2.45	724,500	1.6 years	492,249	1.6 years
$3.57	773,175	0.7 years	773,175	0.7 years

	20,668,538		4,947,519

     Earnings (loss) per share
      The following table sets forth the computation of basic and diluted loss per share:

			Transition
	2004	2005	Period	2006

Net loss, as reported	$(30.6)	$(49.6)	$(1.6)	$(44.6)
Stock-based dividend	(0.1)	—	—	—
Accreted interest on redeemable shares	(1.3)	(5.6)	(0.1)	(6.9)
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	(1.4)	—	—	—

Net loss available to common shareholders	$(33.4)	$(55.2)	$(1.7)	$(51.5)

Weighted average number of common shares outstanding during the period
Loss per common share — basic and diluted	127,831,211	113,792,829	117,149,933	117,230,198

	$(0.26)	$(0.49)	$(0.01)	$(0.44)

      As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

			Transition
(Number of shares)	2004	2005	Period	2006

Stock options	19,888	—	—	1,624,155
Warrants	11,278,329	28,475,127	28,686,974	37,695,141
Convertible debentures	2,029,111	—	—	—
Convertible, redeemable preferred shares	477,047	87,789,300	87,789,300	82,820,094

	13,804,375	116,264,427	116,476,274	122,139,390

      Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2006, 20,668,538 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2004 — 4,277,764; 2005 — 18,480,002; Transition Period — 18,456,249).
     Stock-based Compensation
      During fiscal 2006, the Company granted stock options to acquire 132,000 common shares (2004 — nil; 2005 — 145,604; Transition Period — nil) stock options at an exercise price equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2005 and April 30, 2006. The following assumptions were used: five-year life, interest rate of 3.84 percent, volatility of 100 percent and no dividends. Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date as the amount equal to the change in fair value of the stock options. Deferred stock compensation of $0.1 was recorded in fiscal 2006 and is being amortized over the vesting period of four years from the date of grant, with $0.1 (2004 — $0.2; 2005 — insignificant; Transition

Period — $nil) amortized into selling, general and administrative expense for fiscal 2006. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.
      During fiscal 2006, there were no (2004 — 88,000; 2005 — nil; Transition Period — nil) stock options granted to employees of the Supplier and other companies controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $nil (2004 — $0.1; 2005 — $nil; Transition Period — $nil) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder.
     Performance-Based Stock Options
      On July 27, 2005, the shareholders of Mitel approved 2,810,000 performance-based stock option awards to acquire 2,810,000 common shares to selected key employees. These options contingently vest upon the achievement of certain targets in accordance with the normal four-year vesting term. As the number of common shares that the holders will be entitled to is unknown, the options are considered variable plan awards as defined by APB 25. Consistent with these requirements, the valuation of the performance-based stock options must be remeasured for changes in the market price of the underlying stock at the end of each reporting period and charged to expense over the four-year vesting period. The expense amount recorded for the year ended April 30, 2006 was $0.1.
     Deferred Share Unit Plans
      In December 2004, Mitel granted deferred share units (DSUs) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant’s annual salary less the maximum amount of the participant’s eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2006 there were 601,547 DSUs awarded to executives with a fair value of $0.9 recorded as a liability (2005 — 280,912 DSUs and $0.4 recorded as a liability). The compensation expense recorded in fiscal 2006 to reflect a change in common share fair value was $0.3 (2005 — $nil; Transition Period — $nil).
23. Other Income (Expense), Net

			Transition
	2004	2005	Period	2006

Foreign exchange gains (losses), net	$(1.0)	$(0.1)	$0.2	$(0.6)
Interest income	0.4	0.5	—	0.7
Amortization of gain on sale of assets	—	—	—	0.3

	$(0.6)	$0.4	$0.2	$0.4

24. Income Taxes
      Details of income taxes are as follows:

			Transition
	2004	2005	Period	2006

Loss before income taxes:
Canadian	$(10.0)	$(24.8)	$(0.2)	$(35.0)
Foreign	(20.3)	(24.0)	(1.4)	(11.5)

	$(30.3)	$(48.8)	$(1.6)	$(46.5)

Income tax (expense) recovery:
Current:
Canadian	$—	$0.8	$—	$1.2
Foreign	(2.0)	(1.6)	—	(2.1)

	(2.0)	(0.8)	—	(0.9)
Deferred:
Canadian	$—	$—	$—	$—
Foreign	1.7	—	—	2.8

	$(0.3)	$(0.8)	$—	$1.9

      The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

			Transition
	2004	2005	Period	2006

Expected tax rate	36.3%	36.0%	36.0%	36.0%

Expected tax benefit	$12.8	$17.5	$0.6	$16.7
Foreign tax rate differences	(9.1)	(7.9)	(0.5)	(7.4)
Tax effect of temporary differences and losses not recognized	(5.9)	(12.2)	(0.1)	(1.6)
Use of losses not previously recognized	—	9.3	—	5.2
Permanent differences	0.1	(7.0)	—	(12.4)
Tax refunds and other adjustments related to prior years	1.8	(0.5)	—	1.4

Income tax (expense) recovery	$(0.3)	$(0.8)	$—	$1.9

      The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 24,	April 30,	April 30,
	2005	2005	2006

Assets:
Net operating loss carryforwards	$75.1	$74.3	$55.5
Allowance for doubtful accounts	2.3	2.3	3.0
Inventory	0.9	0.9	(0.5)
Restructuring and other accrued liabilities	3.3	3.3	5.1
Pension	7.9	7.8	2.7
Lease obligations and long-term debt	1.1	1.1	1.3
Property and equipment	3.8	3.6	6.8
Intangible and other assets	7.1	7.1	10.4

Total deferred tax assets	101.5	100.4	84.3

Deferred tax liabilities	—	—	—

Total gross deferred tax assets net of total deferred tax liabilities	101.5	100.4	84.3
Valuation allowance	(101.5)	(100.4)	(81.5)

Total deferred tax assets	$—	$—	$2.8

      In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, the Company determined that certain deferred tax assets relating to its U.S. operations are considered more likely than not to be realized and therefore reduced its valuation allowance.
      The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

	April 24, 2005		April 30, 2005		April 30, 2006

	Tax	Tax	Tax	Tax	Tax	Tax
Year of Expiry	Losses	Credits	Losses	Credits	Losses	Credits

2006	—	—	—	—	—	—
2007	—	—	—	—	—	—
2008	5.3	—	4.8	—	0.6	—
2009	3.8	—	3.0	—	—	—
2010	52.0	—	51.0	—	32.6	—
2011	65.6	—	65.6	—	58.3	—
2012-2022	119.6	20.4	118.5	20.3	136.3	24.6
Indefinite	74.3	—	74.3	—	44.7	—

Total	320.6	20.4	317.2	20.3	272.5	24.6

      These tax loss carry forwards relate to operations in Canada, the U.S., the U.K., Italy, Hong Kong and Barbados. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.
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
25. Pension Plans
      The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company’s U.K. subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as of March 31, 2006.
      In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.
      In fiscal 2006, a change in valuation assumptions, in particular changes in discount rates and increases in expected mortality rates, produced an unfavorable impact on the Company’s defined benefit pension plan assets and obligations. As a result of the change in assumptions, the Company increased its minimum pension liability, the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets, by £9.4 (2005 — £1.3). After the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability increased by $15.0 to $40.1 (2005 — decrease of $0.6 to $25.4, the Transition Period — decrease of $0.3 to $25.1). The adjustment has been recorded as an increase to the pension liability and an increase to accumulated other comprehensive loss on the Consolidated Balance Sheet.

     United Kingdom Defined Benefit Pension Plan
      The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 24,	April 30,	April 30,
	2005	2005	2006

Change in accrued pension benefits:
Benefit obligation at beginning of period	$103.4	$103.4	$121.8
Service cost	1.8	1.8	1.1
Interest cost	5.9	5.9	6.2
Plan participants’ contributions	1.5	1.5	1.2
Actuarial loss	1.3	1.3	41.0
Benefits paid	(0.9)	(0.9)	(2.3)
Foreign exchange	8.8	8.6	(4.9)

Benefit obligation at end of period	121.8	121.6	164.1

Change in plan assets:
Fair value of plan assets at beginning of period	66.1	66.1	82.8
Actual return on plan assets	7.8	7.8	22.3
Employer contributions	2.6	2.6	3.6
Employee contributions	1.5	1.5	1.2
Benefits paid	(0.9)	(0.9)	(2.3)
Foreign exchange	5.8	5.8	(3.4)

Fair value of plan assets at end of period	82.9	82.9	104.2

Funded status	(38.9)	(38.7)	(59.9)
Unrecognized net actuarial loss	13.5	13.6	19.8

Net pension benefit liability	$(25.4)	$(25.1)	$(40.1)

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

	April 24,	April 30,	April 30,
	2005	2005	2006

Projected benefit obligation	$121.8	$121.6	$164.1
Accumulated benefit obligation	108.3	108.0	144.3
Fair value of plan assets	82.9	82.9	104.2
      The Company’s net periodic benefit cost was as follows:

			Transition
	2004	2005	Period	2006

Current service cost — defined contribution	$1.5	$1.7	$—	$1.9
Current service cost — defined benefit	3.6	1.8	—	1.1
Interest cost	5.1	5.9	—	6.2
Expected return on plan assets	(3.9)	(5.5)	—	(6.1)
Recognized actuarial loss	1.3	1.3	—	1.1

Net periodic benefit cost	$7.6	$5.2	$—	$4.2

      The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

	April 24,	April 30,	April 30,
	2005	2005	2006

Discount rate	5.5%	5.5%	5.0%
Compensation increase rate	2.5%	2.5%	2.75%
Investment returns assumption	7.75%	7.75%	7.25%
Inflation rate	2.50%	2.50%	2.75%
Average remaining service life of employees	20 years	20 years	21 years
     Estimated Future Benefit Payments
      The table below reflects the total pension benefits expected to be paid in future years.

Benefit Payments

2007	1.3
2008	1.4
2009	1.5
2010	1.7
2011	1.8
2012-2016	11.2
     Contributions
      The Company expects contributions of $2.9 to its pension plan in 2007.
     Plan Assets
      The Company’s pension plan weighted-average asset allocations at April 30, 2005 and April 30, 2006 and target allocations for 2007, by asset category are as follows:

	2005	2006	2007
	Actual	Actual	Target

Equities	79%	81%	80%
Bonds	20%	18%	20%
Cash	1%	1%	—
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
26. Financial Instruments
     Fair value
      The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to (from) related parties, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $3.7 classified as accounts payable and accrued liabilities at April 30, 2006. At April 24, 2005 and April 30, 2005, $0.1 and $0.3 was classified as other current assets respectively, and $0.1 and $0.1 classified as accounts payable and accrued liabilities, respectively. The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The estimated fair value of the convertible notes is $55.1 (2005 — $55.4). The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.
      The following table summarizes the financial assets and liabilities for which fair values differed from the carrying amount.

	April 24, 2005		April 30, 2005		April 30, 2006

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Long-term receivables	$0.4	$0.4	$0.4	$0.4	$0.4	$0.4
Long-term debt	$14.6	$14.6	$14.6	$14.6	$4.1	$4.1
Convertible notes	$—	$—	$46.6	$55.4	$48.7	$55.1
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
     Interest rate risk
      The Company is exposed to interest rate risk on its credit facilities which bear interest rates based on the prime rate, and is also exposed to risk on its convertible notes which bear interest based on the London Inter-Bank Offer Rate or “LIBOR”. In September 2005, the Company entered into a derivative contract to limit the impact of changes in LIBOR on interest expense related to the convertible notes for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.
     Foreign currency risk
      The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in U.S. dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

      The foreign exchange contracts outstanding at April 30, 2006 are due to mature in May 2006. As of April 30, 2006, other income (expense), net included a net unrealized loss of $3.7 (2004 — gain of $0.2; 2005 — insignificant gain; Transition Period — $0.2) for changes in the fair value of foreign exchange contracts. As at April 30, 2006, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of C$13.2 (2005 — C$nil), (ii) to exchange U.S. dollars for Canadian dollars with a notional amount of C$83.9 (2005 — C$17.2), and (iii) to exchange Euro dollars for Canadian dollars with aggregate notional amounts of C$11.4 (2005 — C$10.3).
     Non-derivative and off-balance sheet instruments
      Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 24, 2005, April 30, 2005 and April 30, 2006, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.2 as of April 30, 2006 (April 30, 2005 — $1.6). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 24, 2005, April 30, 2005 and April 30, 2006.

27.	Supplementary Cash Flow Information

			Transition
	2004	2005	Period	2006

Change in non-cash operating assets and liabilities:
Accounts receivable	$(5.2)	$7.5	$4.0	$(12.4)
Other receivables	7.3	(7.3)	(0.9)	5.2
Inventories	8.4	(4.2)	(0.6)	(8.0)
Income tax receivable	—	—	—	1.2
Long-term receivables	0.4	—	—	(0.1)
Accounts payable and accrued liabilities	0.9	6.6	(0.6)	8.7
Long term portion of lease termination obligations	2.6	(1.2)	—	(2.3)
Deferred revenue	0.7	(2.8)	0.5	(2.5)
Change in Pension liability	1.6	0.9	—	(1.7)
Due to related parties	5.1	0.5	(1.5)	9.5
Income and other taxes payable	2.8	(3.3)	0.1	(0.7)

	$24.6	$(3.3)	$1.0	$(3.1)

Interest payments	$3.8	$1.8	$—	$2.6

Income tax payments	$—	$3.5	$—	$1.4

Disclosure of non-cash activities during the period:
Credit note received in exchange for sale of Edict	$—	$—	$—	$0.3
Convertible debentures converted to common shares	$8.3	$—	$—	$—
Related party loans converted to common shares	$31.0	$—	$—	$—
Exchange of common shares for convertible, redeemable preferred shares	$38.7	$—	$—	$—
Adjustment to minimum pension liability	$(3.5)	$2.4	$—	$(15.0)
Warrants issued in connection with financing	$1.0	$—	$7.7	$—
Warrants issued to placement agent	$0.1	$—	$—	$—
Issuance of shares in exchange for services	$0.1	$0.1	$—	$0.1
Stock-based dividends	$0.1	$—	$—	$—
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	$1.4	$—	$—	$—
Accretion of interest on redeemable common and preferred shares	$1.3	$5.6	$0.1	$6.9
Common shares issued in exchange for employee loans	$—	$1.3	$—	$—

28.	Subsequent Events
      On May 9, 2006, the Company filed a registration statement on Form F-1 under the Securities Act of 1933 to sell common shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell common shares in Canada.

     On June 23, 2006, one of the Company’s competitors, Avaya Inc., filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney’s fees, costs and expenses, and such further relief against us as the court deems just and proper. On September 8, 2006 the Company filed a defence to Avaya’s complaint and a counterclaim alleging that Avaya is infringing on certain of the Company’s patents and requesting damages (treble damages in respect of alleged willful infringement of the patents), injunctive relief, attorney’s fees, costs and expenses, and such further relief as the court deems just and proper.
     Avaya has also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company’s patents are not being infringed by them or are invalid.
     Neither the Company nor Avaya have asserted or quantified any of the precise monetary damages allegedly suffered in these complaints . Consequently, the Company is not able to determine the amount of damages that might be awarded against the Company or Avaya, or whether the Company would be able to continue to use the technology that Avaya alleges infringes the patents at suit. The Company is vigorously defending itself against these complaints.
     On June 26, 2006 an amendment to the shareholders’ agreement was executed by the parties to the agreement which defers the put date in connection with 10,000,000 common shares (see note 19) and 16,000,000 Series B Preferred Shares (see note 20) from September 1, 2006 to May 1, 2007.
     On September 21, 2006, the Company closed a common share warrant offering under which the Company sold 15,000 warrants to Wesley Clover (a corporation controlled directly or indirectly by Dr. Matthews) for total consideration of $15 million. The holder of these warrants can acquire common shares, such number of common shares to be determined in accordance with a formula set forth in the warrants. If these warrants are exercised in connection with an initial public offering, the holder will be entitled to receive additional warrants to acquire common shares in accordance with a formula set forth in these additional warrants.
     Subsequent to April 30, 2006, the Company implemented additional restructuring actions which are expected to result in a special charge in the quarter ending October 31, 2006. The restructuring involved the termination of 104 employees around the world and the consolidation of office locations in the United States.

SCHEDULE II
VALUATION OF QUALIFYING ACCOUNTS
AS AT APRIL 24, 2005 and April 30, 2005
(in millions of United States dollars)

		Additions
	Balance,		Charged to		Balance,
	Beginning of	Charged to	other		End of
Description	Period	expenses	accounts	Deductions	Period
Allowance for doubtful accounts
Fiscal 2004	2.7	1.4	—	(1.4)	2.7
Fiscal 2005	2.7	1.4	—	(1.1)	3.0
Transition Period	3.0	—	—	—	3.0
Fiscal 2006	3.0	0.6	—	(1.1)	2.5