Form 20-F
period 2007-04-30
MITEL NETWORKS CORP
filed 2007-10-24
CIK 1170534

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2007
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
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 117,343,736 Common Shares, 20,000,000 Class A Convertible Preferred Shares, Series 1, and 67,789,300 Class B Convertible Preferred Shares, Series 1.

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
Item 17  ☑ Item 18 ☐

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

Forward Looking Information

Some of the statements in this annual report are forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “may,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	our ability to achieve profitability in the future;

•	our ability to achieve anticipated cost savings, revenue enhancements and other benefits expected from our acquisition of Inter-Tel;

•	the continued development of the market opportunity for IP-based communications solutions and related services;

•	technological developments and evolving industry standards;

•	our dependence on a small number of outside contract manufacturers to manufacture our products;

•	our dependence on sole source and limited source suppliers for key components;

•	delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers;

•	our ability to protect our intellectual property and our possible infringement of the intellectual property rights of third parties;

•	our reliance on our channel partners for the majority of our sales;

•	our solutions may contain design defects, errors, failures or “bugs”;

•	intense competition from our competitors, many of which have greater financial resources;

•	our reliance on strategic alliances;

•	uncertainties arising from our foreign operations; and

•	the fluctuations in our quarterly and annual revenues and operating results.

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

Item 10. Additional Information	85
A. Share Capital	85
B. Memorandum and Articles of Incorporation	85
C. Material Contracts	90
D. Exchange Controls	94
E. Taxation	95
F. Dividends and Paying Agents	99
G. Statement by Experts	99
H. Documents on Display	99
I. Subsidiary Information	99
Item 11. Quantitative and Qualitative Disclosures About Market Risk	100
Item 12. Description of Securities Other than Equity Securities	101

PART II	101
Item 13. Defaults, Dividend Arrearages and Delinquencies	101
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	101
Item 15. Controls and Procedures	101
Item 16. [Reserved]	101
A. Audit Committee Financial Expert	101
B. Code of Ethics	101
C. Principal Accountant Fees and Services	102
D. Exemptions from the Listing Standards for Audit Committees	102
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	102

PART III	103
Item 17. Financial Statements	103
Item 18. Financial Statements	103
Item 19. Exhibits	103
EX-1.7
EX-2.5
EX-2.23
EX-2.24
EX-2.25
EX-4.6
EX-4.68
EX-4.69
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-99.9
EX-1.7: ARTICLES OF AMENDMENT DATED AUGUST 16, 2007
EX-2.5: SPECIMEN CLASS 1 SHARE CERTIFICATE
EX-2.23: FIRST LIEN CREDIT AGREEMENT
EX-2.24: SECOND LIEN CREDIT AGREEMENT
EX-2.25: CLASS I CONVERTIBLE PREFERRED SHARE SUBSCRIPTION AGREEMENT
EX-4.6: FORM OF WARRANT AS AMENDED ON AUGUST 16, 2007
EX-4.68: COMMON SHARE REPURCHASE, VOTING AND CONVERSION AGREEMENT
EX-4.69: COMMON SHARE REPURCHASE AND VOTING AGREEMENT
EX-8.1: SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION
EX-99.1: AUDITORS CONSENT

Note to Shareholders

On August 16, 2007, we announced the completion of its acquisition of Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communication solutions, for $25.60 per Inter-Tel share in cash representing a total purchase price of approximately $729 million. As a result of the acquisition, Inter-Tel is now a wholly-owned subsidiary of Mitel.

Shareholders should note that, except as required by the Form 20-F or otherwise noted herein, the disclosure contained in this annual report describes Mitel’s business operations through fiscal year-end (i.e., April 30, 2007) and does not include or reflect changes resulting from the Inter-Tel acquisition.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended April 27, 2003 (fiscal “2003”), April 25, 2004 (“fiscal 2004”), April 24, 2005 (“fiscal 2005”); for the six day transition period from April 25, 2005 to April 30, 2005 (the “Transition Period”); and for the fiscal years ended April 30, 2006 (“fiscal 2006”) and April 30, 2007 (“fiscal 2007”). The selected financial information may not be indicative of our future performance and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to the financial statements included elsewhere in this annual report. See Item 8 “Financial Information” and Item 17 “Financial Statements”.

STATEMENT OF OPERATIONS DATA

		Fiscal Year		Six Days
		Ended		Ended	Fiscal Year Ended
	April 27,	April 25,	April 24,	April 30,	April 30,	April 30,
	2003	2004	2005	2005	2006	2007
	(In millions, except share and per share data)

Consolidated Statement of Operations Data
Revenues	$352.2	$340.7	$342.2	$3.2	$387.1	$384.9
Cost of revenues	225.4	202.9	213.2	2.4	225.7	225.1

Gross margin	126.8	137.8	129.0	0.8	161.4	159.8
Expenses Research and development	41.2	36.2	41.4	0.7	44.1	41.7
Selling, general and administrative	114.9	111.4	114.9	1.8	120.7	123.5
Special charges(1)	13.7	11.7	10.6	—	5.7	9.3
Litigation settlement	—	—	—	—	—	16.3
Initial public offering costs	—	—	—	—	—	3.3
Loss (gain) on disposal of assets	—	0.6	3.4	—	(2.4)	(1.0)
Amortization of acquired intangibles(2)	29.1	0.2	—	—	—	—

Operating loss	(72.1)	(22.3)	(41.3)	(1.7)	(6.7)	(33.3)
Other (income) expense, net	0.9	8.0	7.5	(0.1)	39.8	(0.1)
Income tax (recovery) expense	(2.9)	0.3	0.8	—	(1.9)	1.8

Net loss	$(70.1)	$(30.6)	$(49.6)	$(1.6)	$(44.6)	$(35.0)

Net loss per common share Basic and diluted	$(0.63)	$(0.26)	$(0.49)	$(0.01)	$(0.44)	$(0.36)

Weighted average number of Common Shares outstanding	113,109,751	127,831,211	113,792,829	117,149,933	117,230,198	117,336,927

BALANCE SHEET DATA

	As at	As at	As at	As at	As at	As at
	April 27,	April 25,	April 24,	April 30,	April 30,	April 30,
	2003	2004	2005	2005	2006	2007
	(In millions)

Consolidated Balance Sheet Data
Cash and cash equivalents	$22.3	$26.7	$9.7	$46.6	$35.7	$33.5
Other current assets	120.6	115.0	117.5	115.8	130.8	136.9
Property and equipment	25.3	20.3	20.9	20.6	17.4	16.5
Other assets	7.3	7.4	8.5	12.3	15.9	15.3

Total assets	$175.5	$169.4	$156.6	$195.3	$199.8	$202.2

Current liabilities	$135.8	$103.2	$115.8	$101.9	$126.0	$143.8
Long-term debt	23.1	15.5	20.2	66.7	56.7	66.8
Derivative instruments(3)(5)	—	29.2	38.0	37.4	75.9	67.3
Other long-term liabilities	24.6	24.8	25.4	25.1	45.6	55.4
Redeemable shares(4)(5)	29.0	51.3	57.2	57.3	64.2	71.5
Capital stock	183.4	184.8	187.6	187.6	188.8	189.1
Other capital accounts	(2.2)	7.7	14.7	23.3	(1.9)	6.5
Accumulated deficit	(218.2)	(247.1)	(302.3)	(304.0)	(355.5)	(398.2)

Total liabilities and shareholders’ equity	$175.5	$169.4	$156.6	$195.3	$199.8	$202.2

(1)	Special charges related to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business.

(2)	Acquired intangible assets relating to the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink Semiconductor Inc. in 2001 were fully amortized in 2004.

(3)	The derivative instruments related to our Class A Series 1 Preferred Shares (the “Series A Preferred Shares”) and the Class B Series 1 Preferred Shares (the “Series B Preferred Shares”). The derivative instruments arose because a portion of the redemption price of the Series A Preferred Shares and Series B Preferred Shares is indexed to our common share price and as required by SFAS 133 has been bifurcated and accounted for separately.

(4)	Redeemable shares included 10,000,000 Common Shares (which are redeemable by virtue of a shareholders agreement dated April 23, 2004, as amended, among certain of our shareholders and us), 20,000,000 Series A Preferred Shares and 67,789,300 Series B Preferred Shares (See Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management”).

(5)	On August 16, 2007, in conjunction with the Merger (as defined below), we converted each existing Series A Preferred Share into Common Shares and Class 1 Preferred Shares, converted each existing Series B Preferred Share into Common Shares and purchased for cancellation the redeemable shares.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

We incurred a net loss of $35.0 million for fiscal 2007, and net losses of $44.6 million, $49.6 million, $30.6 million and $70.1 million in fiscal 2006, 2005, 2004 and 2003, respectively. We may not be able to achieve profitability or, if achieved, may not be able to sustain profitability. We have incurred restructuring charges in each of the previous six fiscal years, and may incur additional restructuring charges in the future. Our future success in attaining profitability and growing our revenues and market share for our solutions depends, among other things, upon our ability to develop and sell solutions that have a competitive advantage, to build our brand image and reputation, to attract orders from new and existing customers and to reduce our costs as a proportion of our revenue by, among other things, increasing efficiency in design, component sourcing, manufacturing and assembly cost processes.

We may fail to realize the anticipated cost savings, revenue enhancements and other benefits expected from our acquisition of Inter-Tel.

As part of the integration of Mitel and Inter-Tel following the acquisition, we are executing plans to consolidate sales, operations and support functions, including optimization of our supply chain and procurement structure, and to leverage our research and development and services across a larger base. These actions are expected to result in significant cost savings, opportunities for revenue synergies and other synergistic benefits.

Delays we encounter in the execution of our integration plans could have a material adverse effect on our revenues, expenses, operating results and financial condition. Although we expect significant benefits to result from the acquisition, there can be no assurance that we will actually realize these anticipated benefits.

Achieving the benefits of the acquisition will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of Mitel and Inter-Tel and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations.

Uncertainties associated with our integration and cost-reduction plans may cause a loss of employees and may otherwise materially adversely affect our future business and operations.

Our success is dependent upon the services of a number of key personnel throughout our organization, including members of our senior management and software and engineering staff, as well as the expertise of our directors. Competition for highly skilled directors, management, research and development and other key employees is intense in our industry and we may not be able to attract and retain highly qualified directors, management, research and development personnel and other key employees in the future. Our current and prospective employees may continue to experience uncertainty about their roles with us as we work through our integration associated with the acquisition. Further, management focus may be diverted in favour of integration requirements. This may materially adversely affect our ability to attract and retain key management, sales, marketing, operations, technical support and other personnel. Accordingly, no assurance can be given that we will be able to attract or retain our key employees to the same extent that we have been able to attract or retain our employees in the past.

business in Asia-Pacific from 1987 to 2000. He currently serves on the board of directors of several companies, including Mart Asia Ltd., March Networks Asia Pacific Limited, BreconRidge Manufacturing Solutions Asia Ltd. and Vodatel Networks Holding Ltd. Mr. Fung has a Bachelor of Applied Science in Industrial Engineering Degree from the University of Toronto.

Norman Stout was appointed Chief Executive Officer of Inter-Tel and a member of Inter-Tel’s Board of Directors on February 22, 2006. He began his tenure at Inter-Tel in 1994 as a director. Four years later, he joined Inter-Tel as executive vice president, chief administrative officer and president of Inter-Tel Software and Services. Prior to joining Inter-Tel, Mr. Stout was Chief Operating Officer of Oldcastle Architectural Products and since 1996, Mr. Stout also had served as President of Oldcastle Architectural West. Mr. Stout held previous positions as President of Superlite Block; Chief Financial Officer and Chief Executive Officer (successively) of Boorhem-Fields, Inc. of Dallas, Texas; and as a Certified Public Accountant with Coopers & Lybrand. He currently serves on the board of Hypercom Corporation, a public company headquartered in Phoenix, Arizona. Mr. Stout holds a Bachelor of Business Administration degree in Accounting from Texas A&M and an MBA from the University of Texas. He currently holds the position of CEO, US.

Craig W. Rauchle was appointed President of Inter-Tel in February 2005. He was appointed Chief Operating Officer of Inter-Tel in August 2001 and served as its Executive Vice President from December 1994 to February 2005. As President and Chief Operating Officer of Inter-Tel, Mr. Rauchle was responsible for Inter-Tel’s sales and support functions, marketing, procurement, distribution and research and development activities. He had been its Senior Vice President and continued as President of Inter-Tel Technologies, Inc., its wholly owned sales subsidiary. Mr. Rauchle joined Inter-Tel in 1979 as Branch General Manager of the Denver Direct Sales Office and in 1983 was appointed the Central Region Vice President and subsequently the Western Regional Vice President. From 1990 to 1992, Mr. Rauchle served as President of Inter-Tel Communications, Inc. In 2006, he was elected to the board of directors of iMergent. Mr. Rauchle holds a Bachelor of Arts degree in Communications from the University of Denver. He currently holds the position of President, US.

Douglas W. Michaelides joined us in January 2006 as Vice-President, Marketing. From October 2003 to December 2005, Mr. Michaelides was Senior Vice President, Marketing at MTS Allstream Inc., one of Canada’s largest business telecommunications service providers. Before that he held various positions over a period of 20 years in sales and marketing at Nortel, culminating in the role of Vice President and General Manager of the global professional services business in 2001. Mr. Michaelides has a Bachelor of Science degree in electrical engineering from the University of Toronto and an MBA from York University (Toronto, Ontario, Canada).

Ronald G. Wellard joined us in December 2003 as Vice-President, Research and Development and currently holds the position of Vice-President of Product Development. Prior to July 2003, Mr. Wellard was a Vice-President at Nortel and notably held the position of Product Development Director for Meridian Norstar from 1994 to 1999. Mr. Wellard has a Bachelor of Applied Science, Systems Design Engineering degree from the University of Waterloo (Ontario, Canada).

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

The addition of manufacturing locations or other contract manufacturers would likely increase the complexity of our supply chain management. If any of our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In addition, alternate sources may not be available to us or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing would result in us being unable to deliver the affected products to meet our customer orders.

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

Many foreign jurisdictions offer less protection of intellectual property rights than Canada and the United States, and the protection provided to our proprietary technology by the laws of these and other foreign jurisdictions may not be sufficient to protect our technology. Preventing the unauthorized use of our proprietary technology may be difficult, time consuming and costly, in part because it may be difficult to discover unauthorized use by third parties. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of our proprietary rights, or to defend against claims of unenforceability or invalidity. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources.

Our business may be harmed if we infringe intellectual property rights of third parties.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing intellectual property rights owned by others. Our competitors, as well as a number of individuals, patent holding companies and consortiums, own, or claim to own, intellectual property relating to our industry. Aggressive patent litigation is not uncommon in our industry and can be disruptive. We cannot determine with certainty whether any existing third party patent, or the issuance of new third party patents, would require us to alter our solutions, obtain licenses or discontinue the sale of the affected applications and products. We have received notices, and we may receive additional notices, containing allegations that our solutions are subject to patents or other proprietary rights of third parties, including competitors, patent holding companies and consortiums. In addition, in July 2007, one of our competitors filed an answer and counterclaim in the United States District Court for the Eastern District of Texas (and has moved to have the case transferred to the Northern District of California) alleging that we are infringing one of its patents and requesting damages (treble damages in respect of alleged willful infringement of the patent), injunctive relief, attorney’s fees, costs and expenses, and such further relief against us as the court deems just and proper. See Item 8.A. “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” for a more complete description of this proceeding.

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

The most likely potential channel partners for us are those businesses engaged in the voice and data communications business or the provision of communications software applications. Many potential channel partners in the voice communications business have established relationships with our competitors and may not be willing to invest the time and resources required to train their staff to effectively market our solutions and services. Potential channel partners engaged in the data and software applications communications businesses are less likely to have established relationships with our competitors, but where they are unfamiliar with the voice communications business, they may require substantially more training and other resources to be qualified to sell our solutions.

Design defects, errors, failures or “bugs,” which may be difficult to detect, may occur in our solutions.

We produce highly complex solutions that incorporate both hardware and software. Our software may contain “bugs” that can interfere with expected operations. Our pre-shipment testing and field trial programs may not be adequate to detect all defects in individual applications and products or systematic defects that could affect numerous shipments, which might interfere with customer satisfaction, reduce sales opportunities or affect gross margins. In the past, we have had to replace certain components and provide remediation in response to the discovery of defects or “bugs” in solutions that we had shipped. Any future remediation may have a material impact on our business. Our inability to cure an application or product defect could result in the failure of an application or product line, the temporary or permanent withdrawal from an application, product or market, damage to our reputation, inventory costs, or application or product re-engineering expenses. The sale and support of applications and products containing defects and errors may result in product liability claims and warranty claims. Our insurance may not cover or may be insufficient to cover claims that are successfully asserted against us or our contracted suppliers and manufacturers.

We face intense competition from many competitors and we may not be able to compete effectively against these competitors.

The market for our solutions is highly competitive. We compete against many companies, including Alcatel-Lucent, Avaya Inc., Cisco Systems, Inc., NEC Corporation , Nortel Networks Corporation, Panasonic Corporation, Shoretel, Inc., Siemens AG, Toshiba Corporation and 3Com Corp. In addition, because the market for our solutions is subject to rapidly changing technologies, we may face competition in the future from companies that do not currently compete in the business communications market, including companies that currently compete in other sectors of the information technology, communications or software industries, mobile communications companies, or communications companies that serve residential rather than business customers.

Several of our existing competitors have, and many of our future competitors may have, greater financial, personnel, research and other resources, more well-established brands or reputations and broader customer bases than we have. As a result, these competitors may be in a stronger position to respond more quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may also have customer bases that are more geographically balanced than ours and therefore may be less affected by an economic downturn in a particular region. Competitors with greater resources may also be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. In addition, existing customers of data communications companies that compete against us may be more inclined to purchase business communications solutions from their current data communications vendor than from us. Also, as voice and data communications converge, we may face competition from systems integrators that were traditionally focused on data network integration. We cannot predict which competitors may enter our markets in the future, what form the competition may take or whether we will be able to respond effectively to the entry of new competitors or the rapid evolution in technology and product development that has characterized our markets. Competition from existing and potential market entrants may take many forms, including large bundled offerings that incorporate applications and products similar to those that we offer. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share, we may be required to lower our prices or offer other favorable terms to compete effectively, which would reduce our margins and could adversely affect our operating results.

As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.

The convergence of voice and data networks and their wider deployment by enterprises has led information technology and communication applications deployed on converged networks to become more integrated. This integration has created an opportunity for the leaders in information technology, personal and business applications and the software that connects the network infrastructure to those applications, to enter the telecommunications market and offer products that compete with our systems. Competition from these potential market entrants may take many forms, and they may offer products and applications similar to those we offer. Certain leaders in the information technology, personal and business applications and software industries, have substantial financial and other resources that they could devote to this market.

If competitors from the information technology, personal and business applications or software industries enter the telecommunications market, the market for IP telecommunications systems will become increasingly competitive.

If the solutions offered by competitors achieve substantial market penetration, we may not be able to maintain or improve our market position, and our failure to do so could materially and adversely affect our business and results of operations.

Our business may suffer if our strategic alliances are not successful.

We have a number of strategic alliances and continue to pursue strategic alliances with other companies in areas where collaboration can produce industry advancement and acceleration of new markets. The objectives and goals for a strategic alliance can include one or more of the following: technology exchange, product development, joint sales and marketing or new-market creation. If a strategic alliance fails to perform as expected or if the relationship is terminated, we could experience delays in product availability or impairment of our relationships with customers. In addition, we may face increased competition if a third party acquires one or more of our strategic partners or if our competitors enter into additional successful strategic relationships.

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

Our quarterly and annual revenues and operating results have historically fluctuated and are not necessarily indicative of results to be expected in future periods. A number of factors may cause our financial results to fluctuate significantly from period to period, including:

•	the fact that an individual order or contract can represent a substantial amount of revenues for that period;

•	the size, timing and shipment of individual orders;

•	changes in pricing or discount levels by us or our competitors;

•	foreign currency exchange rates;

•	the mix and volume of products sold by us;

•	the timing of the announcement, introduction and delivery of new products and/or product enhancements by us and our competitors; and

•	general economic conditions.

As a result of the above factors, a quarterly or yearly comparison of our results of operations is not necessarily meaningful.

Our business requires a significant amount of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

Our working capital requirements and cash flows have historically been, and our working capital requirements and cash flows are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of capital expenditures;

•	the timing and size of purchase of inventory and related components;

•	costs associated with potential restructuring actions;

•	the timing and volume of sales of leases to third party funding sources;

•	mergers and acquisitions; and

•	customer financing obligations.

In order to finance our business, we expect to use available cash and to continue to have access to a $30 million revolving credit facility. However, our ability to draw on this facility will be conditioned upon our compliance with covenants contained in the credit agreement. There can be no assurance that we will be in compliance with the covenants required by our lenders in the future.

We may need to secure additional sources of funding if our cash, credit facility and borrowings are not available or are insufficient to finance our business. We cannot provide any assurance that such funding will be available on terms satisfactory to us. In addition, any proceeds from the issuance of equity or debt may be required to be used in whole or in part, to make mandatory payments under our First and/or Second Lien Credit agreements. If we were to incur higher levels of debt, we would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures. In addition, debt instruments may contain covenants or other restrictions that affect our business operations. If we were to raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors.

The exercise of conversion rights by one or more of our preferred shareholders, warrant holders, and option holders, could adversely affect the market value of our Common Shares as well as our ability to complete any future equity financing.

As at September 30, 2007, we had outstanding:

•	307,087 Class 1 Preferred Shares (“Class 1 Preferred Shares”). These Class 1 Preferred Shares are convertible into Common Shares at the option of the holders and upon certain triggering events. The conversion ratio 767.08 was as of September 28, 2007 and increases over time than one Common Share for each Class 1 Preferred Share;

•	Stock options to acquire 22,407,179 Common Shares; and

•	Warrants to acquire up to an additional 81,505,385 Common Shares.

The issuance of Common Shares upon the conversion of our Preferred Shares or the exercise of certain warrants or stock options may occur at a time when the conversion or exercise price is below the market value of our Common Shares. Therefore, the conversion or exercise of these securities will likely have a dilutive effect on the value of our Common Shares. The conversion or exercise of these securities will also result in us having more Common Shares outstanding, which would have a dilutive effect on our earnings per share. Furthermore, the Class 1 Preferred Shares, warrants and stock options, as well as the terms of these securities could materially impair our future ability to raise capital through an offering of equity securities. For additional information on these conversion and exercise rights, see Item 10.B. “Additional Information — Memorandum and Articles of Incorporation — Share Capital”.

We have a significant amount of debt, which contain customary default clauses, a breach of which may result in acceleration of the repayment of some or all of this debt.

On August 16, 2007, in connection with the acquisition of Inter-Tel, we borrowed $300 million under a 7 year term First Lien Credit Agreement and borrowed $130 million under a 8 year Second Lien Credit Agreement. In addition, as part of the transaction, we secured a 5 year, $30 million revolving credit facility, which remained unutilized as at September 30, 2007. All three of these credit agreements have customary default clauses. In the event we were to default on these credit agreements, and were unable to cure the default, the repayment of one or more of these credit agreements may be accelerated. If acceleration were to occur, we would be required to secure alternative sources of equity or debt financing to be able to repay the existing credit facilities. Alternative financing may not be available on terms satisfactory to us, or at all. If acceptable alternative financing were unavailable, we would have to consider alternatives to fund the repayment of the debt, which may include the sale of part or all of the business, the sale of which may occur at a distressed price.

We are exposed to risks inherent in our defined benefit pension plan.

We currently maintain a defined benefit pension plan, which was closed to new employees in June 2001, for a number of our past and present employees in the United Kingdom. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from these assumptions, additional contributions by us may be required. As of April 30, 2007, the projected benefit obligation of $173.9 million exceeded the fair value of the plan assets of $123.4 million, resulting in a pension liability of $50.5 million. Changes to pension legislation in the United Kingdom may adversely affect our funding requirements.

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

Governments in a number of jurisdictions in which we conduct business have imposed export license requirements and restrictions on the import or export of some technologies, including some of the technologies used in our solutions. Changes in these or other laws or regulations could adversely affect our revenues. A number of governments also have laws and regulations that govern technical specifications for the provision of our solutions. Changes in these laws or regulations could adversely affect the sales of, decrease the demand for and increase the cost of, our solutions. For example, the Federal Communications Commission may issue regulatory pronouncements from time to time that may mandate new standards for our equipment in the United States. These pronouncements could require costly changes to our hardware and software. Additionally, certain government agencies currently require voice-over-Internet-Protocol products to be certified through a lengthy testing process. Other government agencies may adopt similar lengthy certification procedures which could delay the delivery of our products and adversely affect our revenues.

Specifically, on January 5, 2005, Inter-Tel received court approval of a civil settlement agreement (the “Civil Settlement”) and a criminal plea agreement (the “Plea Agreement”) with the United States of America, each dated as of December 8, 2004 and disclosed on that same date. The court approval of the Civil Settlement and Plea Agreement resolved the investigation of the Department of Justice into the participation of Inter-Tel Technologies, Inc. (“Technologies”), a wholly-owned subsidiary of Inter-Tel, in a federally administered “E-Rate program” to connect schools and libraries to the Internet. In connection with the Civil Settlement, Technologies paid a penalty of $6.7 million and forgave the collection of certain accounts receivable of $0.3 million related to Technologies’ participation in the E-Rate program. In connection with the Plea Agreement, Technologies entered guilty pleas to charges of mail fraud and an antitrust violation. Under the Plea Agreement, Technologies paid a fine of $1.7 million and is observing a three-year probationary period, which has, among other things, required Technologies to implement a comprehensive corporate compliance program. The existence and disclosure of the Civil Settlement and the Plea Agreement may have already caused and may cause future harm to Inter-Tel and, as a result of our acquisition of Inter-Tel, to us.

Our future success depends on our existing key personnel.

Our success is dependent upon the services of key personnel throughout our organization, including the members of our senior management and software and engineering staff, as well as the expertise of our directors. Competition for highly skilled directors, management, research and development and other employees is intense in our industry and we may not be able to attract and retain highly qualified directors, management, and research and development personnel and other key employees in the future. In order to improve productivity, a portion of our compensation to key employees and directors is in the form of stock option grants, and as a consequence, a depression in our value of our shares could make it difficult for us to motivate and retain employees and recruit additional qualified directors and personnel. The recent decision by the Financial Accounting Standards Board regarding the accounting treatment of stock options as compensation expense could lead to a reduction in our use of stock options as an incentive and retention tool. We currently do not maintain corporate life insurance policies on the lives of our directors or any of our key employees.

We may make further strategic acquisitions in the future. We may not be successful in operating or integrating these acquisitions.

As part of our business strategy, we will consider further acquisitions of, or significant investments in, businesses that offer products, services and technologies complementary to ours. These acquisitions could materially adversely affect our operating results and the price of our Common Shares. Acquisitions involve significant risks and uncertainties, including:

•	unanticipated costs and liabilities;

•	difficulties in integrating new products, software, businesses, operations, technology infrastructure and personnel in an efficient and effective manner;

•	difficulties in maintaining customer relations;

•	the potential loss of key employees of the acquired businesses or our key employees;

•	the diversion of the attention of our senior management from the operation of our daily business;

•	the potential adverse effect on our cash position as a result of all or a portion of an acquisition purchase price being paid in cash;

•	the potential issuance of securities that would dilute our shareholders’ percentage ownership;

•	the inability to maintain uniform standards, controls, policies and procedures; and

•	fluctuations in interests rates, and the timing and volume of sales of leases to third party funding sources.

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

We will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls for the year ended April 30, 2008. As a result, we will be required to assess and/or improve our financial and managerial controls, reporting systems and procedures, and we will incur substantial expenses to test our systems and controls, incur expenses associated with an independent registered accounting firm report on our controls, as well as ongoing compliance costs. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting, or if significant deficiencies or material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence.

Business interruptions could adversely affect our operations.

Our operations are vulnerable to interruption by fire, earthquake or other natural disaster, power loss, computer viruses, security breaches, telecommunications failure, quarantines, national catastrophe, terrorist activities, war and other events beyond our control. We do not have a fully implemented detailed business continuity plan. There can be no assurance that the coverage or limits of our business interruption insurance will be sufficient to compensate for any losses or damages that may occur.

Risks Related to an Investment in our Common Shares

There are significant restrictions on the resale of our securities and there can be no assurance as to when such restrictions will cease to apply, if ever.

There is presently no public market through which our securities may be sold or resold. Our securities are not listed for trading on any stock exchange, and there is no guarantee that any such listing will be completed in the future. None of our securities have been registered under the United States Securities Act of 1933 , as amended (the “Securities Act”) or the securities laws of any of the states of the United States and are “restricted securities” as defined under the rules of the Securities Act, which may not be transferred to a U.S. person except pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act. Canadian provincial securities laws also restrict the transfer of our securities, unless an exemption from the prospectus requirements is available in respect of such transfer, at least until the time we become a reporting issuer in a province of Canada. In addition, our articles currently contain restrictions on the transfer of our Common Shares. Investors may be unable to liquidate an investment in our securities, whether or not a listing is subsequently affected. An investor should not purchase our securities unless such investor is able to endure a lack of liquidity and/or withstand a total loss of his or her investment.

Each of Francisco Partners and Dr. Matthews is a significant shareholder and each has the potential to exercise significant influence over matters requiring approval by our shareholders.

Francisco Partners group and Dr. Matthews group beneficially hold 41.5% and 38.7%, respectively, of the voting power of our share capital as of September 30, 2007, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions”. Francisco Partners has the right to nominate four members to our board of directors, Dr. Matthews has the right to nominate three members and Dr. Matthews is also the chairman of our board. Each of Francisco Partners and Dr. Matthews, given the extent of their respective ownership positions, have the potential to control matters requiring approval by shareholders, including the election of directors, any amendments to our articles of incorporation or by-laws, and significant corporate transactions. Each of Francisco Partners and Dr. Matthews may have interests that differ from the interests of our other shareholders.

Each of Francisco Partners’ and Dr. Matthews’ ownership of our Common Shares, as well as provisions contained in our articles of incorporation and Canadian law, may reduce the likelihood of a change of control occurring and, as a consequence, may deprive you of the opportunity to sell your Common Shares at a control premium.

The voting power of Francisco Partners and Dr. Matthews, respectively, under certain circumstances, could have the effect of delaying or preventing a change of control and may deprive our shareholders of the opportunity to sell their Common Shares at a control premium. In addition, provisions of our articles of incorporation and Canadian law may delay or impede a change of control transaction. Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. Limitations on the ability to acquire and hold our Common Shares may be imposed under the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of or control over a significant interest in us and grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, result in a substantial prevention or lessening of competition in any market in Canada. In addition, the Investment Canada Act subjects an acquisition of control of a Canadian business (as that term is defined therein) by a non-Canadian to government review if the value of assets acquired as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada (see Item 10.B. “Additional Information — Exchange Controls”). Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their Common Shares at a control premium.

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

If, for any taxable year, we are treated as a passive foreign investment company, or PFIC, as defined under Section 1297 of the Internal Revenue Code, then U.S. Holders (see Item 10.E. “Additional Information — Taxation — United States Federal Income Tax Considerations”) would be subject to adverse United States federal income tax consequences. Rather than being subject to these adverse tax consequences, U.S. Holders may be able to make a mark-to-market election, which could require the inclusion of amounts in income of a U.S. Holder annually, even in the absence of distributions with respect to, or the disposition of, our Common Shares. We do not believe that we are a PFIC, nor do we anticipate that we will become a PFIC in the foreseeable future. However, we cannot assure you that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. For a more detailed discussion of the PFIC rules, see Item 10.E. “Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”.

Item 4.	Information on Mitel

A.	History and Development of Mitel

We were incorporated in Canada under the Canadian Business Corporation Act (the “CBCA”) on January 12, 2001 by Zarlink Semiconductor Inc. (“Zarlink”) (formerly Mitel Corporation) in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions on February 16, 2001 and March 27, 2001, we acquired from Zarlink the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Zarlink communications systems business. Our registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Telephone: (613) 592-2122, Facsimile: (613) 592-4784.

Significant developments subsequent to fiscal 2006:

On May 9, 2006, we filed a registration statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) to sell Common Shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell Common Shares in Canada. We submitted a request to the SEC to withdraw our registration statement on September 26, 2007. We withdrew our prospectus in Canada on April 27, 2007.

On June 23, 2006, one of our competitors, Avaya Inc., filed a complaint in the United States District Court for the Eastern District of Virginia alleging that we were infringing on certain of its patents. On September 8, 2006 we filed a defence to Avaya’s complaint and a counterclaim alleging that Avaya was infringing on certain of our patents. Effective February 1, 2007, we entered into a settlement whereby we cross-licensed all of our patents and all of Avaya’s patents filed prior to a specified date, the contents of which are confidential. We agreed to make specified up-front and past and ongoing royalty payments, based on certain thresholds over a defined period. The legal actions have been withdrawn in conjunction with this cross-licensing settlement.

On June 27, 2007 we filed a claim in U.S. District Court for the Eastern District of Texas against ShoreTel Inc. for patent infringement. ShoreTel filed an answer and counterclaimed that we infringed one of its patents and is seeking to have the action transferred to the Northern District of California from the Eastern District of Texas. ShoreTel also filed a defamation suit against us in the Ontario Superior Court of Justice in Toronto, Ontario, Canada alleging inter alia that we committed trade libel by issuing a press release announcing the filing of the infringement case in the Eastern District of Texas. We have answered the claim and are moving the court to move the case to Ottawa, Ontario, Canada obtain a bond to cover costs, and to stay the proceedings until the Texas case is resolved in order to prevent unnecessary costs and duplicative litigation. Decisions on the above motions are pending before the court.

Subsequent to April 30, 2006, we implemented additional restructuring actions that resulted in a special charge in the quarter ending October 31, 2006. The restructuring involved the termination of 104 employees around the world and the consolidation of office locations in the United States.

On June 26, 2006, the parties to the 2004 Shareholders Agreement executed an amendment under which each of them consented to, and each of Zarlink and Power Technology Investment Corporation (“PTIC”) agreed to defer their respective put rights in connection with 10,000,000 Common Shares and 16,000,000 Series B Preferred Shares, respectively, from September 1, 2006 to May 1, 2007. See Item 10.C. “Additional Information — Material Contracts” for a further description of the 2004 Shareholders Agreement.

On September 21, 2006, we closed a common share warrant offering under which we sold 15,000 warrants to Wesley Clover for total consideration of $15 million (the “2006 Warrants”).

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 26, 2007 among Mitel, Inter-Tel (Delaware), Incorporated (“Inter-Tel”) and Arsenal Acquisition Corporation (“Arsenal”), a wholly-owned subsidiary of Mitel, Mitel agreed to acquire Inter-Tel for $25.60 per share, in cash, representing a total purchase price of approximately $729 million (the “Merger”). Pursuant to the Merger Agreement, Arsenal merged with and into Inter-Tel and Mitel indirectly acquired all of the outstanding stock of Inter-Tel such that Inter-Tel became a wholly-owned subsidiary of Mitel. The Merger was subsequently completed on August 16, 2007.

In order to complete the Merger, we obtained both equity and debt financing commitments as described below.

First, Mitel received equity financing in the amount of $263,087,000 from Francisco Partners II, L.P. on behalf of Francisco Partners affiliated entities (“Francisco Partners”) and Morgan Stanley Principal Investors Inc. (collectively, the “Investors”). Pursuant to a subscription agreement entered into between Mitel and the Investors on August 16, 2007, the Investors made an aggregate equity investment of $263,087,000 in us in exchange for the issuance to the Investors of the Class 1 Preferred Shares and warrants to acquire Common Shares of Mitel (the “Equity Financing”).

Second, Morgan Stanley Senior Funding Inc. and Morgan Stanley Senior Funding (Nova Scotia) Co. (collectively, and together with their respective affiliates, “Morgan Stanley”) arranged a syndicate of lenders to provide a secured first lien term loan and revolving credit facilities and secured second lien loan facility in the aggregate amount of $460 million (collectively, the “Debt Financing”), as follows:

•	$330 million in a senior secured first lien facility, comprised of:

(i) a $300 million term loan facility;

(ii) a $30 million revolving credit facility, consisting of US and Canadian sub-facilities; and

•	$130 million in a senior secured second lien facility.

As a condition to completing each of the Equity Financing and the Debt Financing, we took the following capital and debt restructuring actions, with requisite shareholder approval, to:

(i) reduced the stated capital of the Series A Preferred Shares and made a return of capital to the holder of the Series A Preferred Shares;

(ii) amended the conversion rights attaching to the Series A Preferred Shares to provide that such Series A Preferred Shares be convertible, at the option of the holder thereof, into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share;

(iii) converted each existing Series A Preferred Share into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share;

(iv) converted each existing Series B Preferred Share into 1.682 Common Shares;

(v) deleted from the articles of the Corporation the Class A Preferred Shares, the Class B Preferred Shares, the Series A Preferred Shares and the Series B Preferred Shares;

(vi) repaid all of the $55 million senior secured convertible notes (the “Convertible Notes”) issued by us on April 27, 2005;

(vii) purchased for cancellation certain Common Shares upon the exercise of put rights held by Zarlink and PTIC;

(viii) terminated the put rights held by EdgeStone;

(ix) repurchased the 2006 Warrants issued to Wesley Clover on September 21, 2006;

(x) terminated the Series 2 Warrants held by EdgeStone (collectively, the “Re-Organization Transactions”); and

(xi) issued Class 1 Shares and warrants to purchase Common Shares to PTIC and Dr. Matthews.

International Brotherhood of Electrical Workers

As a result of our acquisition of Inter-Tel, certain employees have been transferred from our subsidiary Mitel Networks Inc. (“MNI”) to an Inter-Tel subsidiary, Inter-Tel Technologies, Inc. (“ITT”). Some of these employees, while working for MNI, were represented by the International Brotherhood of Electrical Workers (“IBEW”). Because these MNI employees no longer work for MNI, there is no longer a bargaining unit to be represented by the IBEW. Therefore, in accordance with applicable U.S. federal labor law, MNI has notified the IBEW that it no longer recognizes it as the certified representative of its former employees.

Inter-Tel Merger:

See Item 10.B. “Additional Information — Memorandum and Articles of Incorporation — Share Capital”. Unless otherwise indicated, disclosure in this Item 4 has not been updated to include the impact of the Inter-Tel acquisition.

B.	Business Overview

We are a provider of unified communications solutions and services for business customers. Our award winning Internet Protocol, or IP, based communications solutions consist of a combination of telephony hardware products, such as communications platforms and desktop devices, and software applications that integrate voice, video and data communications with business applications and processes. We refer to these hardware products and software applications as communications solutions because they are configured to meet our customers’ specific communications needs. We complement our communications solutions with a range of services, including the design of communications networks, implementation, maintenance, training and support services. We believe that our IP-based communications solutions and services enable our customers to realize significant cost benefits and to conduct their business more effectively.

We have been a leading vendor of business communications systems for over 25 years. Over the past six years, we have invested heavily in the research and development of IP-based communications solutions to take advantage of the telephone communications industry shift from legacy PBX systems to IP-based unified communications solutions. As a result of our efforts, we have realigned our business and discontinued certain products and activities relating to our legacy systems. In focusing our investments on our IP-based communications solutions we have incurred losses in each of the past five fiscal years, including net losses of $35 million in fiscal 2007 and

$44.6 million in fiscal 2006. As at April 30, 2007, we had an accumulated deficit of $398.2 million. However, we believe our early and sustained investment in IP-based research and development, and our decision to concentrate our efforts on this technology, has positioned us well to take advantage of the industry shift to IP-based communications solutions. As a result of this strategic focus, we have experienced significant growth in the sales of our IP-based communications solutions as businesses migrate from their legacy systems. Our IP-based product revenues have increased by 60% since fiscal 2005. Substantially all of our system shipments for the fiscal year 2007 were IP-based communications solutions.

Our IP-based communications solutions are scalable, flexible, secure, easy to deploy, manage and use, and are currently used by customers with as few as 10 users in a single location to a customer with a seamless multi-site network that supports over 40,000 users today and has the capacity to grow to 65,000 users. Scalability refers to how well a hardware or software system can adapt to increased demands and is a very important feature because it means customers can invest in a network with confidence that they will not outgrow it. Through the use of open and defined standards, our solutions can interoperate with various systems supplied by other vendors, allowing our customers to migrate their legacy systems towards an IP-based system at their own pace, and can also be aligned with our customers’ business systems and processes. We offer packaged software applications that are designed to solve particular business communications challenges, including applications for contact centers, mobility, teleworking, messaging and collaboration. We also develop solutions that focus on specific industries as well as custom software applications that address the needs of specific customers. Our customers include prominent hotel chains, governmental agencies, retail chains, professional services firms, educational establishments and healthcare providers worldwide. We operate from over 40 locations around the world and we sell our communications solutions through a distribution network of over 1,400 channel partners that includes wholesale distributors, solutions providers, authorized resellers, communication services providers, systems integrators, and other distribution channels.

Our Solutions

We have designed our IP solutions to perform as pure IP-based communications solutions and also as gateways to facilitate interoperability with our customers’ existing voice infrastructure and legacy devices.

Our product portfolio consists of communications platforms and gateways (both of which manage call processing), a desktop portfolio (such as phones, desktop PC applications, conference units and operator consoles) and software applications (software which typically enables specialized functionality such as messaging, teleworking and collaboration). We complement these products with a broad range of services.

We have won numerous awards for our product innovation, industrial design and performance. Some of these awards include:

•	Mitel Applications Suite: TMC Labs Innovation Award (2007)

•	Mitel Customer Interaction Solutions: IP Contact Center Technology Pioneer Award (2007)

•	Mitel Your Assistant, Quick Conference and 5340 IP Phone: Communications Solutions Magazine, Product of the Year (2006)

•	Mitel Customer Interaction Solutions: Miercom Best Supervisor Functions (2006)

•	Mitel Customer Interaction Solutions: TMC Labs Innovation Award (2006)

•	Mitel Live Business Gateway: Internet Telephony Product of the Year (2006)

•	Mitel Customer Interaction Solutions: IP Contact Center Technology Pioneer Award (2006)

•	Mitel Navigator: Internet Telephony Product of the Year (2005); and Frost & Sullivan Award for Technology Innovation (2006)

•	Mitel Customer Interaction Solutions/Mitel Contact Center Solutions: Customer Value Enhancement Award Contact Center Industry (2004); Customer Interaction Solutions IP Contact Center Technology Pioneer Award (2005); and TMC Labs Innovation Award (2005)

•	Mitel Messaging Server: Internet Telephony Product of the Year (2005)

•	Mitel 3300 IP Communications Platform (ICP): Rated Best IP-PBX Value, Mid-Size systems by Miercom (2005)

•	Mitel SX-200 IP Communications Platform (ICP): Rated “Best in Test” by Miercom (2005)

•	Mitel Your Assistant: Communications Convergence, Visions of Convergence, Product of the Year (2004)

We have made significant investments in the development of new IP-based communications solutions to meet the changing needs of our customers and their migration to IP-based communication systems. Our commitment to the development of our IP solutions has resulted in an IP communications portfolio that we believe is among the broadest and most sophisticated in the industry today.

Platforms and Gateways

Our IP communications products include the following platforms and gateways:

•	The Mitel 3300 IP Communications Platform (“ICP”). The Mitel 3300 ICP, the cornerstone of our IP-based communications product portfolio, is a converged communications platform that supports our suite of advanced call processing and related applications and IP-enabled desktop devices. Our call processing software supports over 500 networking and end user features and is available in up to 10 languages. The Mitel 3300 ICP has the flexibility to operate as either a single site, distributed or hosted solution and interoperates with a customer’s legacy infrastructure. The Mitel 3300 ICP is scalable to serve the needs of small and medium businesses with as few as 10 users, and large enterprises with as many as 65,000 users.

•	The Mitel 3300 ICP also acts as an applications and services gateway, allowing customers access to advanced applications such as messaging, mobility and teleworking. With the Mitel Live Business Gateway attributes enabled, the applications and services gateway provides connectivity to Microsoft’s Live Communications Server for our solutions and the legacy infrastructure of competitors. The applications and services gateway uses open industry standards to interoperate with our and third party business applications and devices.

•	For customers with branch offices, we offer the ability to either implement a Mitel 3300 ICP at each location or allow users at a remote site to receive a hosted service from a Mitel 3300 ICP situated elsewhere in the network (or a combination of both options). Those customers using a hosted model have access to the same software applications and services as those situated at the office where the Mitel 3300 ICP physically resides. The Mitel 3300 ICP can also be implemented as a survivable gateway at a branch office such that if the network to the office from which they are being hosted becomes unavailable, then the local Mitel 3300 ICP will provide the same services seamlessly until the network connection is restored. We are able to distribute the features, software applications and services normally only available at larger corporate offices to any part of the network, addressing the communications challenges facing organizations with decentralized operations and personnel. This approach also provides alternative network configurations for customers concerned with disaster recovery and business continuity.

•	Mitel Enterprise Manager. Our enterprise management application allows our customers to administer and control their network of Mitel 3300 ICPs and associated applications and devices. This application allows our customers to administer users, monitor and control telecommunication spending as well as network monitoring, alarm handling and troubleshooting. Our enterprise management application include the following:

•	Enterprise Manager. The Enterprise Manager provides a single management interface to monitor and manage all of the activities of the Mitel 3300 ICP and perform day-to-day management tasks helping control costs by delivering simplified PC-based administration.

•	Remote Management. The Remote Management capabilities allows the maintainer to access network and system information and resolve issues remotely.

•	Integrated Management Applications. Integrated Management Applications provides the ability to analyze the IP network’s capability to support IP communications. Voice quality metrics and diagnostics can be used to test the network capabilities and to help troubleshoot potential issues.

•	Technology Interfaces. Recognizing that some customers may have specialized requirements beyond our packaged software products, we offer a wide range of technology interfaces for specific enhancements. Open interfaces allow integration to third party management solutions, such as those from Microsoft and Hewlett Packard.

•	Mitel SX-200 ICP. The Mitel SX-200 ICP specifically addresses the North American market and provides the features required by the smaller business market and the hospitality industry. The Mitel SX-200 ICP targets organizations with up to 600 users either at a single location or in multiple locations and it supports networking and interoperability with legacy Mitel SX-200 systems.

•	Mitel 3600 Hosted IP Key System. The Mitel 3600 Hosted IP Key System is designed for businesses with fewer than 20 employees. This product is sold through service providers or channel partners who wish to offer a hosted solution and eliminate the need for the platform to be located and managed at the end-user’s office. The Mitel 3600 enables the features of a key telephone system to be delivered as a service and works with our Mitel IP Phones.

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

Our IP-based desktop products interoperate with all of our IP-based communications platforms and software applications. These desktop products allow users access to advanced telephony features and services such as integrated web browsing, enhanced directory management, and visual voicemail, regardless of whether they are in the office, at home or travelling.

Our latest desktop devices provide the capability to customize the displays for particular industries or for customer specific requirements. Functionality can be easily developed to display web content, information or interactive services linked to internal corporate systems (for example, conference room bookings, emergency broadcasts or information queries). This customization can be undertaken by a customer, a channel partner or can be performed by our professional services organization. In addition, this capability has been leveraged to deliver “out of the box” applications from Mitel’s product development group. The Mitel Intelligent Directory application provides access to the corporate directory with integrated presence capability. We also provide in-building wireless devices which provide access to the majority of the features of the Mitel 3300 ICP.

Applications

We offer a broad range of IP-based packaged software applications that are used by businesses across a variety of industries. We also offer customized software applications to businesses requiring highly tailored solutions.

•	Contact Center Applications. A contact center is generally a dedicated function within a business that typically serves as an inside sales help desk, providing customer support, lead generation, emergency response, telephone answering service, inbound response and outbound telemarketing. In addition to delivering solutions to this requirement we have developed capabilities in anticipation of trends in this sector. This includes supporting integrated customer service groups for staff in any location, including work at home agents. Also, customer service organizations need to serve their clients via any media — a reality in today’s consumer market. To meet these requirements we provide sophisticated routing and agent capabilities as well as a suite of web-based applications for streamlining contact center management and reporting. Customers can therefore choose to implement those elements that are most relevant to their business needs. Our contact center applications provide multimedia functionality incorporating routing of an

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

•	Wireless Telephony Applications. We offer wireless telephony applications for in-building mobility as well as to enable the seamless convergence of in-building wired or wireless networks with mobile cellular-based networks. Our in-building wireless applications provide roaming users with the majority of the features available on a desktop device including extension-to-extension dialing, attendant functions, voice mail and messaging as well as external calling. We use wireless devices that work with other major manufacturers’ wireless access points allowing customers the use of their existing access point investment for in-building mobile telephony. We also provide the functionality to pair a cellular phone with an office extension or any other telephone such that each device will ring simultaneously if the office extension is called. This pairing significantly reduces the number of calls that are missed. When a call is answered on a cellular phone it is still presented at the office extension, which means that by pressing a single key on the office telephone, the call can be moved from the cellular phone to the office extension. This process can also be achieved in reverse, so that an employee who may need to leave for a meeting, can transfer the call from the office extension to the cellular device. This feature reduces charges and enables the user to operate with one phone number and one voice mail box whether in the office, at home or traveling.

•	Video Applications. Our video applications and related devices provide businesses access to video conferencing at the desktop or for dedicated conference rooms. Our video conferencing solutions are easy to use and a conference call can be established by simply dialing the number or extension of the remote party from an IP telephone and then, once the telephone call is established, pressing a single key on the handset to transform the audio call into a video conference. Our video applications and related devices also incorporate collaboration tools, including those from Microsoft Office, that allow users to share computer applications during conferences. Our solutions can simultaneously support eight separate locations involved in the video conference.

•	Collaboration Tools. We offer a computer-based collaboration, presence and contact management application called Your Assistant that can optionally include a softphone. The softphone provides a number of important features of a Mitel desktop telephone on a personal computer, at the user’s desk or from any location around the world where there is access to the Internet. Your Assistant interacts with the user’s contact database and offers secure instant messaging capabilities, video conferencing, knowledge management (automatic retrieval of pertinent files associated with the name and number of the caller) and enables simplified “drag and drop” call and conference call initiation by moving, with a computer mouse, the name of a contact from a list or directory into the communications window. Your Assistant also enables the simple sharing of presentations, documents or spreadsheets and also offers the ability to create a virtual white board on each user’s computer screen for the purposes of creating drawings, diagrams or for making notes. In addition, a video conference can be established with a non-user of Your Assistant by publishing the name of an Internet web page associated with the conference call.

•	Speech Enabled Messaging, Unified Messaging and Voice Mail. Mitel NuPoint Messenger, our branded “integrated messaging” application, provides a scalable and reliable way to relay, store, and retrieve voice messages using either a phone, fax machine, pager or personal computer. NuPoint Messenger also allows users to have their calls routed to them while they are travelling, or access their voice or fax messages from their personal computer. NuPoint Messenger provides a high availability and highly scalable solution, which can be suitable as a carrier or large enterprise solution. Our Mitel Messaging Server product allows businesses to mix and match the requirements of individual employees by supporting both unified messaging and traditional voicemail on the same platform. Speech recognition capability is integrated into the system giving users the ability to control their messaging via speech enabled commands. Messaging Server supports Microsoft Outlook/Exchange, IBM Lotus/Domino and Novell GroupWise messaging environments. Our messaging solutions also interoperate with Microsoft Live Communications Server.

•	Teleworking. Our IP-based teleworker solution enables users to make secure and encrypted IP phone calls from their home office or any remote office by extending the features and functionality of an office telephone over the Internet. As a result, long distance charges can be significantly reduced or in some cases eliminated. As an option, our Teleworker telephone can support an integral module that allows the telephone to access the public switched telephone network for making local calls and calls to emergency services and to receive incoming calls. Customers can download reports that provide detailed usage statistics on teleworker activity. This information provides “return on investment” feedback as a means of itemizing savings.

•	Mitel Applications Suite. The Mitel Applications Suite has been developed to make IP communications applications, such as those listed above, easier to acquire, implement and use. The product integrates the applications into a single server or is integrated within the Mitel 3300 ICP for certain users, unifies the management and provides users with an integrated interface to access the functionality. This allows these applications to be delivered cost effectively and with simplicity to the small business market and is a unique and differentiated offering. The first release of this product integrates Teleworker, NuPoint Messenger and Mobile Extension and other applications will follow.

Our Legacy Telephony Communication Solutions

In some developing countries and for specific applications there is still a demand for legacy PBX systems. Our legacy circuit-switched telephony portfolio includes the Mitel SX-2000, a fully featured traditional communications platform that addresses businesses with up to 20,000 users. This system provides extensive features and functionality, allows individual elements of the system to be distributed throughout an organization, can support redundant hardware and software to minimize system downtime and supports networking between systems, based on industry standards, for seamless voice communications between separate sites. The Mitel SX-2000 is complemented by a portfolio of digital telephones and a suite of applications. We offer a simple migration path to IP communications for our extensive base of customers with Mitel SX-2000 and Mitel SX-200 PBX implementations using the Mitel 3300 ICP and Mitel SX-200 ICP.

Our Services

We complement our product offerings with a broad range of services. Our services are delivered by both our channel partners and us and extend from initial planning and design through to implementation and support. Planning services include needs assessments, site surveys, system configuration, network design and project management. Implementation services include IP-based system and application implementations, advanced messaging implementations and multi-site installations. Additional services include resource coordination, project management, contract administration, performance management, customized applications development, technical support services, long-term systems management service and training. Our support options are flexible to meet the varied needs of our customers, including warranty coverage, software support programs and maintenance agreements. Our service offerings enable us to maintain and grow our relationship with our customers and provide us with recurring revenues.

Historically, legacy equipment maintenance was focused on hardware and post implementation services. Dealing with a service concern typically entailed the dispatch of a technician to the customer site for diagnosis and repair or replacement of defective hardware. In recent years, as our product mix has transitioned towards IP-based communications solutions, the nature and delivery of our service offerings has changed. Consultative service, pre-engineering, planning and design have emerged as service opportunities. Post implementation service has become more efficient with the technology evolution, allowing the diagnosis (and in some cases, the resolution) of customer outages or concerns conducted remotely, more quickly and at a lower cost.

Business Segments and Principal Markets

The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

			Six Days Ended
	Fiscal 2005		April 30, 2005		Fiscal 2006		Fiscal 2007
		% of		% of		% of		% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	(In millions, except percentages)

United States	$153.5	44.9%	$1.8	56.3%	$178.5	46.1%	$161.6	42.0%
EMEA	145.5	42.5%	1.0	31.2%	156.3	40.4%	162.4	42.2%
Canada and CALA	37.2	10.8%	0.4	12.5%	43.6	11.3%	49.4	12.8%
Asia Pacific	6.0	1.8%	—	—%	8.7	2.2%	11.5	3.0%

	$342.2	100.0%	$3.2	100.0%	$387.1	100.0%	$384.9	100.0%

For further information regarding our reportable segments please see Item 5 “Operating and Financial Review and Prospects”.

Sales, Marketing and Distribution

Our sales and marketing strategy leverages our own offices in 18 countries with the local presence and customer relationships of over 1,400 channel partners servicing customers in more than 90 countries. Product fulfillment and order logistics for a portion of our channel partners are generally performed in the United States and Europe by our wholesale distributors. During fiscal 2007, our major distributors included GrayBar Electric Co., Inc., and Tech Data Corporation. Our channel partners are supported by our internal teams of channel managers, systems engineers, technical account managers and sales administrators. To complement our channel partner network, we also provide support to independent consultants who focus on assisting companies with network design, implementation and vendor selection. We believe our extensive channel partner network allows us to effectively sell our solutions globally, without the need to build dedicated in-house sales and service capabilities in every geographic market. We continue to recruit channel partners with a focus on growing market coverage, supporting converged solutions and implementing applications interoperation.

We do not employ a traditional direct versus indirect strategy, under which a direct sales team may compete with indirect channel partners for the same end user sales opportunity. Instead, our own sales staff works directly with a prospective customer or in coordination with a channel partner in defining the scope, design and implementation of the solution. These customers can decide to do business directly with us or through a channel partner. Our sales staff is directed to operate a channel-neutral selling approach. On a case-by-case basis we may close a sale on a direct basis, while utilizing one of our channel partners for the purpose of fulfillment and ongoing support. Conversely, channel partners may bring us sales opportunities for which they see a greater likelihood of winning the account if we take a lead role in the selling process.

Our marketing organization employs a comprehensive strategy to enhance our brand, attract and retain channel partners, differentiate our product offerings and develop solutions for specific industry markets. Brand development is conducted through advertising, media articles, trade conferences, product placements, analyst relations and web content delivery. Our channel marketing organization designs and administers the channel program, benefits and incentives targeted at competencies and quality in delivery of our solutions to the market. Our solutions marketing organization develops materials and programs for our portfolio of solutions that provide clear business value to our target customers. Our vertical marketing team understands the unique business needs and challenges of our key vertical markets and tailors our solutions to address those needs. We also operate 16 demonstration centers equipped with our latest solutions. These centers are used by both our channel partners and our own staff to demonstrate our solutions to existing and prospective customers.

As at September 30, 2007, our sales and marketing force, excluding Inter-Tel consisted of 373 employees.

Our Strategy

Our strategy is to build from our leading position in the small and medium-sized business market, to attract large enterprise customers, increase our market share and generate attractive returns for our shareholders. To accomplish these objectives, we intend to:

•	continue to expand our market focus through our highly scalable solutions;

•	seek opportunities to grow the business organically and through acquisition;

•	increase our focus on software applications;

•	provide a gradual migration path to IP for our customers and those of our competitors;

•	expand our geographic presence and distribution capabilities;

•	broaden and deepen our strategic partnerships and alliances; and

•	continue to leverage our operating model.

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

We outsource our worldwide manufacturing and repair operations primarily to BreconRidge and Flextronics Telecom Systems, Ltd. (“Flextronics”) . BreconRidge is one of the world’s top 50 electronics manufacturing services companies. BreconRidge specializes in the communications, industrial and consumer market sectors and provides many services including design, process and test engineering services, component sourcing, manufacturing, repair/refurbishment and distribution services. BreconRidge has more than 710,000 square feet of manufacturing capacity in state-of-the-art facilities in Canada, the United States and China. Flextronics has a network of facilities in over 30 countries on four continents. This global presence provides design and engineering solutions that are vertically integrated with manufacturing, logistics, and component technologies to optimize customer operations by lowering costs and reducing time to market.

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

In addition, we retain Lytica Inc., an independent contract manufacturing consultancy, to assist us in assessing, on a quarterly basis, if pricing from our manufacturers is at market rates and if the level of service obtained from them is comparable to their competitors.

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

Accordingly, we have been executing an aggressive research and development investment strategy, designed to position us with one of the broadest portfolios of IP-based communications solutions in the industry. This strategy has been reflected in our research and development expense levels, which have ranged between 11% and 17% of revenues in the period from fiscal 2001 through fiscal 2007. Our investment strategy has positioned us with a broad range of feature-rich, scalable, standards-based and interoperable IP-based solutions, that allow us to capitalize on our historical strength in the small and medium-sized business market, and expand our addressable market to larger enterprise customers. This strategy has also allowed us to migrate our product revenues over the past four years, from being predominantly based on legacy circuit-switched technology to 93% IP products. Our IP-based product revenues have increased by 60% since fiscal 2005. Additionally, less than 1% of our system shipments for the fiscal year 2007 were legacy PBX systems. As a result, we believe we have minimal exposure to continued erosion of legacy product revenues.

Our research and development organization, excluding the acquired Inter-Tel laboratories is based in Ottawa, Canada and comprised of 292 personnel as of September 30, 2007, almost all of whom are engaged in IP product design and verification. Research and development personnel have an average tenure with us of approximately 11 years, and bring competencies in real time software, call control, telephony applications and digital signal processing. Our ratio of software to hardware engineers is approximately 5:1, reflecting our focus on software in our core products and our growing suite of applications. We also leverage external development relationships with a number of third party software development firms, both for specific software applications that we may brand as Mitel products and for non-mission-critical development and support. We target a major release cycle for our key products every six to nine months.

The TPC Agreement, as last amended on October 31, 2006 (as described in Item 10.C. “Additional Information — Material Contracts — TPC Agreement” requires us to invest an aggregate of C$366.5 million worth of research and development over a seven year period commencing on March 31, 2005, with a minimum of C$45.8 million to be invested each year. We spent C$52.2 and C$47.7 on research and development for both years ended March 31, 2006 and March 31, 2007 and as such we achieved the minimum requirement for the first and second years of the seven-year period.

Intellectual Property

We have over 650 patents and pending applications in the United States, Canada and Europe, and in other countries around the world, covering over 250 inventions. Approximately one third of our patents and pending applications relate to IP telephony and collaboration technology, while the balance cover industrial designs (primarily in connection with our desktop devices) and our legacy telephony communications solutions. Within the last five years we have focused our intellectual property efforts on seeking patent protection for our IP-based communications inventions and have a number of patents in the areas of presence, collaboration and mobility.

Historically, our strategy has been to rely on our patent portfolio primarily to counter any allegations of infringement on the patents held by our competitors. Given the strength of our IP-based patent portfolio, we are developing a strategy to leverage these assets by asserting our rights in certain patented technologies. Certain companies have engaged us to pro-actively license or purchase patents within our portfolio and we will continue to encourage others to do the same.

Effective February 1, 2007, Mitel and Avaya Inc. entered into a settlement agreement with respect to worldwide mutual cross licensing agreement covering all products and services of each respective portfolios.

On June 27, 2007 we filed a lawsuit against ShoreTel Inc. in the U.S. District Court for the Eastern District of Texas, alleging infringement of four of our patents (we subsequently added 2 additional patents to our claim). Given our considerable investment in intellectual property in support of our communications innovations, we intend to assert our rights against those that infringe our intellectual property.

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

We have also entered into a number of non-exclusive license agreements with third parties to use, integrate and distribute certain operating systems, digital signal processors and semiconductor components as part of our IP-based communications platforms and IP-based desktop portfolio. If any of these third- party licenses were to terminate, we would need to license functionally equivalent technology from another supplier.

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

Competition

Historically, our competition has come primarily from two groups of vendors. The first group consists of traditional telephony products companies such as Alcatel-Lucent, Avaya Inc., Cisco Systems, Inc., NEC Corporation, Nortel Networks Corporation, Panasonic Corporation, ShoreTel, Inc., Siemens AG, Toshiba Corporation and 3Com Corp. When competing against these companies we generally focus on the following factors:

•	the quality of our IP product portfolio and richness of our software applications;

•	the useability of our software and its application to vertical markets;

•	the interoperability with equipment supplied by other vendors and with legacy circuit-switched network equipment;

•	the scalability and flexibility of our architecture, and the ease of deployment in either a centrally-managed, remotely-distributed or hosted architecture;

•	the strength of our strategic alliances;

•	the ease of doing business for our channel partners; and

•	Our track record of customer focussed innovation.

The second group of competitors consists of data product companies such as Cisco, who, in recent years, have expanded their offerings to include IP-based voice communications products. When competing against these companies, we focus on our ability to migrate to IP-based solutions at a pace that makes sense for the customer and the richness of our software applications, in addition to the other factors listed above.

We also compete with a number of new startup companies who are focused on the IP-based communications market. We compete against these new entrants by leveraging our size, our extensive channel network, our large installed based, our global presence and our deep knowledge of telephony built on over 25 years of developing telephony solutions.

C.	Organizational Structure

See Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for a discussion of our major shareholders and their related ownership interest in Mitel.

We carry on our worldwide business directly and through our subsidiaries. Our material subsidiaries as of October 23, 2007 are shown on the chart below, with the jurisdiction of incorporation in parentheses:

D.	Property, Plant and Equipment

Leased Facilities:

As of April 30, 2007, we did not own any real property but leased the following:

		Area	Expiration
Location	Purpose	(In Square Feet)	Date of Lease

Ottawa, Canada	Corporate Head Office(1)	352,000	February 15, 2011
Caldicot, United Kingdom	U.K. and EMEA Regional Headquarters	45,000	March 9, 2021
Ottawa, Canada	Office and Manufacturing Facilities(2)	160,000	February 15, 2011

(1)	42,930 square feet sublet to an unrelated third party until August 14, 2009.

(2)	Sublet to BreconRidge until August 31, 2006 — See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — BreconRidge Manufacturing Solutions Corporation”. An aggregate of 80,246 square feet has subsequently been sublet to two unrelated third parties until August 31, 2009 and January 3, 2008, respectively.

The Ottawa facilities are leased from Brookstreet Research Park Corporation, a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Brookstreet Research Park Corporation”.

In addition to these significant properties as of April 30, 2007, we also operated a number of regional sales offices throughout the world from leased facilities totaling, in the aggregate, approximately 750,000 square feet, including offices:

•	throughout the United States (including New York City, Atlanta, Chicago, Boston, Costa Mesa (California), Herndon (Virginia) and Waukesha (Wisconsin));

•	throughout Canada (including Toronto, Montreal, Calgary, Winnipeg, Burnaby (British Columbia) and Halifax);

•	throughout the United Kingdom (including London and Strathclyde (Scotland));

•	throughout Continental Europe, the Middle East and Africa (including France, Germany, the Netherlands, Italy, Saudi Arabia, Dubai and South Africa);

•	in Asia-Pacific (including Hong Kong and Beijing (China), Singapore and Sydney (Australia)); and

•	in Latin America (including Mexico and Brazil).

Item 5.	Operating and Financial Review and Prospects

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

Inter-Tel Merger

On August 16, 2007, the Company announced the completion of its acquisition of merger with Inter-Tel, a full-service provider of business communications solutions, for $25.60 per Inter-Tel share in cash representing a total purchase price of approximately $729. As a result of the acquisition, Inter-Tel is now a wholly-owned subsidiary of Mitel. The transaction was funded by a combination of equity and debt financing and resulted in significant changes to our debt and equity structure.

The transaction will be accounted for in our second quarter of fiscal 2008 using the purchase method of accounting under accounting principles generally accepted in the United States. The deemed purchase price will be allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values and any excess purchase price allocated to goodwill.

With the exception of Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Item 5.D. “Operating and Financial Review and Prospects — Trend Information”, the following discussion has not been updated to include the impact of the acquisition on forward-looking information.

Overview

We are a provider of unified communications solutions and services for business customers. Our Internet Protocol, or IP, based communications solutions consist of a combination of telephony hardware products, such as communications platforms and desktop devices, and software applications that integrate voice, video and data communications with business applications and processes. We refer to these hardware products and software applications as communications solutions because they are configured to meet our customers’ specific communications needs. We complement our communications solutions with a range of services, including the design of communications networks, implementation, maintenance, training and support services. We believe that our IP-based communications solutions and services enable our customers to realize significant cost benefits and to conduct their business more effectively.

We were incorporated in Canada on January 12, 2001 by Zarlink in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions on February 16, 2001 and March 27, 2001, we acquired from Zarlink the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Zarlink communications systems business.

Over the past six years, we have invested heavily in the research and development of IP-based communications solutions to take advantage of the telephone communications industry shift from legacy PBX systems to IP-based unified communications solutions. As a result of our efforts, we have realigned our business and discontinued certain products and activities relating to our legacy systems. In focusing our investments on our IP-based communications solutions we have incurred losses in each of the past five fiscal years, including net losses of $35.0 million in fiscal 2007 and $44.6 million in fiscal 2006. As at April 30, 2007, we had an accumulated deficit of $398.2 million. However, we believe our early and sustained investment in IP-based research and development, and our decision to concentrate our efforts on this other technology, has positioned us well to take advantage of the industry shift to IP-based communications solutions. As a result of this strategic focus, we have experienced significant growth in the sales of our IP-based communications solutions as businesses migrate from their legacy systems. Our IP-based product revenues increased by 60% of total product revenues over the past two years. Substantially all of our system shipments for the quarter ended April 30, 2007 were IP-based communications solutions.

Comparability of Periods

On April 24, 2005, we changed our fiscal year end from the last Sunday in April to April 30 in each year. The selection of the last Sunday in April as our fiscal year end typically resulted in a fifty-two week year with four thirteen week quarters. The change in the fiscal year end allows us to better align our reporting results with those of our industry peers. Results for the six-day transition period from April 25, 2005 to April 30, 2005 have not been included in this discussion and analysis as it would not be meaningful to extrapolate this six-day period to forecast quarterly or annual operating results. In light of our realignment of our business over the past six years to focus on IP-based communications solutions, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as being a good indicator of our future performance.

Effective fiscal 2006, we changed our structure of reporting so that the reportable segments are now represented by the following four geographic areas: the United States; Canada and Caribbean & Latin America (CALA); Europe, Middle East & Africa (EMEA); and Asia-Pacific. These reportable segments were determined in accordance with how management views and evaluates our business. In previous years, we reported our operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). The results of operations for fiscal 2005 have been restated to conform with the new presentation.

Prior to May 1, 2006, our financial statements and those of our subsidiaries were measured using their local currency as the functional currency. Effective May 1, 2006, we changed the Canadian parent company’s functional currency from the Canadian dollar to the US dollar as a result of a change in our primary economic environment, where the majority of sales and expenses now occur in US dollars. Our consolidated financial statements continue to be prepared with US dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into US dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as other comprehensive income.

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

Cash flow from operations is the key performance indicator with respect to cash flows. As part of monitoring cash flow from operations, we also monitor our ability to collect accounts receivable by measuring our days sales outstanding.

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

We outsource most of our worldwide manufacturing and repair operations to BreconRidge. In addition to BreconRidge, we outsource the manufacturing of a number of our IP-based platforms to Flextronics International in China and Plexus Corp. of the United States, and also outsource certain desktop sets to WKK Technology Ltd. in China. The manufacturing of our products has been allocated among these key suppliers to reduce the risks associated with using a single supply source. (See Item 3.D. “Key Information — Risk Factors — Because we depend primarily upon one outside contract manufacturer to manufacture our products, our operations could be delayed or interrupted if we encounter problems with this contractor.”) We retain Lytica Inc., an independent contract manufacturing consultancy, to assist us in attempting to confirm, on a quarterly basis, that pricing from BreconRidge, Flextronics and WKK Technology Ltd. is at market rates and the level of service obtained from them is comparable to their competitors.

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

Sales, General and Administrative Expenses

Sales, general and administrative (“SG&A”), expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, advertising, trade shows and other promotional activities and materials, administrative and financing functions, legal and professional fees, insurance and other corporate and overhead expenses.

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

Other Operating Expenses

Other expenses included as deductions against operating income include gains or losses on sale of assets or operations.

A.	Operating Results

The following table sets forth our audited consolidated statement of operations data for the fiscal periods indicated:

STATEMENT OF OPERATIONS DATA

				Six Days
	Year Ended			Ended	Year Ended
	April 27,	April 25,	April 24,	April 30,	April 30,	April 30,
	2003	2004	2005	2005	2006	2007
	(In millions of US dollars, except share and per share data)

Revenues	$352.2	$340.7	$342.2	$3.2	$387.1	$384.9
Cost of revenues	225.4	202.9	213.2	2.4	225.7	225.1

Gross margin	126.8	137.8	129.0	0.8	161.4	159.8
Research and development	41.2	36.2	41.4	0.7	44.1	41.7
Selling, general and administrative	114.9	111.4	114.9	1.8	120.7	123.5
Special charges	13.7	11.7	10.6	—	5.7	9.3
Loss (gain) on disposal of assets	—	0.6	3.4	—	(2.4)	(1.0)
Litigation settlement	—	—	—	—	—	16.3
Initial public offering costs	—	—	—	—	—	3.3
Amortization of acquired intangibles	29.1	0.2	—	—	—	—

Operating loss	(72.1)	(22.3)	(41.3)	(1.7)	(6.7)	(33.3)
Other (income) expense, net	0.9	8.0	7.5	(0.1)	39.8	(0.1)
Income tax (recovery) expense	(2.9)	0.3	0.8	—	(1.9)	1.8

Net loss	$(70.1)	$(30.6)	$(49.6)	$(1.6)	$(44.6)	$(35.0)

Net loss per common share Basic and diluted	$(0.63)	$(0.26)	$(0.49)	$(0.01)	$(0.44)	$(0.36)

Weighted average number of Common Shares outstanding (in millions)	113.1	127.8	113.8	117.1	117.2	117.3

Fiscal 2007 as compared to Fiscal 2006

The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2007 and 2006:

	Fiscal
	2006		2007
		% of		% of	Change
	Amounts	Revenues	Amounts	Revenues	Amount	%
	(In millions, except percentages)

Revenues	$387.1	100.0%	$384.9	100.0%	$(2.2)	(0.6)%
Cost of revenues	225.7	58.3%	225.1	58.5%	(0.6)	(0.3)%

Gross margin	161.4	41.7%	159.8	41.5%	(1.6)	(1.0)%
Research and development	44.1	11.4%	41.7	10.9%	(2.4)	(5.4)%
Selling, general and administrative	120.7	31.1%	123.5	32.0%	2.8	2.3%
Special charges(1)	5.7	1.5%	9.3	2.4%	3.6	63.2%
Litigation settlement	—	0.0%	16.3	4.3%	16.3	*
Initial public offering costs	—	0.0%	3.3	0.9%	3.3	*
Loss (gain) on sale of manufacturing operations	(0.9)	(0.2)%	(1.0)	(0.3)%	(0.1)	*
Gain on sale of assets	(1.5)	(0.4)%	—	0.0%	1.5	*

Operating loss	(6.7)	(1.7)%	(33.3)	(8.7)%	(26.6)	*
Interest expense	7.6	2.0%	9.1	2.4%	1.5	19.7%
Mark-to-market adjustment on derivatives	32.6	8.4%	(8.6)	(2.2)%	(41.2)	*
Other (income) expense, net	(0.4)	(0.1)%	(0.6)	(0.2)%	(0.2)	*
Income tax (recovery) expense	(1.9)	(0.5)%	1.8	0.4%	3.7	*

Net loss	$(44.6)	(11.5)%	$(35.0)	(9.1)%	$9.6	(21.5)%

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities and other loss accruals undertaken to improve our operational efficiency and realign our business.

Revenues:

Geographic Segment Revenues:

Our reportable segments are represented by the following four geographic sales regions:

•	the United States;

•	Europe, Middle East & Africa (EMEA);

•	Canada and Caribbean & Latin America (CALA); and

•	Asia Pacific.

These reportable segments were determined in accordance with how our management views and evaluates our business. The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2006		2007
		% of		% of	Change
	Revenues	Revenues	Revenues	Revenues	Amount	%
	(In millions, except percentages)

United States	$178.5	46.1%	$161.6	42.0%	$(16.9)	(9.5)%
EMEA	156.3	40.4%	162.4	42.2%	6.1	3.9%
Canada and CALA	43.6	11.3%	49.4	12.8%	5.8	13.3%
Asia Pacific	8.7	2.2%	11.5	3.0%	2.8	32.2%

	$387.1	100.0%	$384.9	100.0%	$(2.2)	(0.6)%

During fiscal 2007 revenues declined by $2.2 million, or 0.6%, compared to fiscal 2006.

Revenue in the United States declined by $16.9M, or 9.5%, as compared to fiscal 2006. The decline in revenue is primarily attributable to decreased product sales through both the region’s channel partners and direct sales offices. In addition, the region experienced a decline in its service revenue primarily due to decreased installation services that are directly associated with the decline in product sales through our direct sales offices.

Despite the revenue decrease in the United States, we experienced revenue growth of $14.7 million for the fiscal year ended April 30, 2007 across all of the other geographical segments, with the most significant growth, in absolute dollars, coming from EMEA and Canada and CALA.

Revenue growth of $6.1 million in EMEA is primarily attributable to increased product sales through the region’s channel partners, specifically in the United Kingdom and Continental Europe. However, revenue growth in the region has been partially mitigated by a year-over-year decline in the region’s service business resulting primarily from a decline in both maintenance and support and managed service revenues.

Revenue growth of $5.8 million in the Canada and CALA segment is primarily attributable to increased product sales through channel partners and our direct sales offices in Canada.

The overall growth in global product sales as well as the decline in global service revenues is addressed in greater detail below.

The following table sets forth total revenues for groups of similar products and services, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2006		2007
		% of		% of	Change
	Revenues	Revenues	Revenues	Revenues	Amount	%
	(In millions, except percentages)

Products:
Platforms and desktop appliances	$204.3	52.8%	$201.4	52.3%	$(2.9)	(1.4)%
Software applications	34.2	8.8%	38.4	10.0%	4.2	12.3%
Other(1)	22.0	5.7%	23.8	6.2%	1.8	8.2%

	260.5	67.3%	263.6	68.5%	3.1	1.2%

Services:
Maintenance and support	80.9	20.9%	77.2	20.1%	(3.7)	(4.6)%
Installation	24.6	6.4%	21.2	5.5%	(3.4)	(13.8)%
Managed services	9.2	2.4%	7.7	2.0%	(1.5)	(16.3)%
Professional and other services	11.9	3.0%	15.2	3.9%	3.3	27.7%

	126.6	32.7%	121.3	31.5%	(5.3)	(4.2)%

	$387.1	100.0%	$384.9	100.0%	$(2.2)	(0.6)%

(1)	Other products include mainly OEM products representing approximately 6% of total revenues in both the fiscal year ended April 30, 2006 and the fiscal year ended April 30, 2007.

Product Revenues:

Revenues from product sales were $263.6 million in the fiscal year ended April 30, 2007 compared to $260.5 million in fiscal 2006, representing an increase of 1.2%.

Revenues generated by sales of our communications platforms and desktop devices decreased by $2.9 million or 1.4% on a year-over-year basis. Despite the overall decline, sales of IP-based communication platforms and desktop devices increased by 4.5%, or approximately $8 million, compared to fiscal 2006. Consistent with recent periods, we continued to experience a decrease in sales of our legacy communication platforms and desktop devices with revenue from these products declining by approximately $11 million on a year-over-year basis. Revenues from the sale of legacy communication platforms and desktop devices were less than 10% of total platform and desktop appliances revenue in Fiscal 2007. The growth in IP-based communications platforms and desktop devices revenues has been driven primarily by increased shipments of platforms and desktop devices during Fiscal 2007. While we have experienced some pricing adjustments on IP-based communication platforms and desktop devices compared to fiscal 2006, pricing changes have not had a significant impact on the revenue growth for the year.

In addition to the growth in IP communication platforms and desktop devices, we also experienced significant year-over-year growth in software applications revenues, with software applications revenues growing by $4.2 million or 12.3% in fiscal 2007 compared to fiscal 2006. IP-based software applications represented over 95% of total software applications revenues for fiscal 2007, an increase from approximately 83% in fiscal 2006, and revenues from IP-based software applications increased in excess of 14% in comparison to fiscal 2006. The growth in IP-based software applications revenues reflects (i) a year-over-year increase in the rate of attachment of software applications to the underlying platforms and desktop devices (ii) approximately $0.6 million of revenue resulting from the sale of IP applications introduced during fiscal 2007 and (iii) approximately $0.6 million of revenue resulting from price increases on specific applications.

Other product revenues, which include mainly original equipment manufacturer products that we re-sell, remained relatively consistent as a percentage of sales in fiscal 2007 compared to fiscal 2006.

Overall IP-based product revenues represented 93% of total product revenue for fiscal 2007, an increase from 86% in fiscal 2006.

Service Revenues:

Revenue from services sales was 31.5% of total revenues during fiscal 2007, representing a decrease from 32.7% of total revenues for fiscal 2006. This decrease is primarily attributable to a decline in maintenance and support revenues of $3.7 million, a decline in installation services revenues of $3.4 million and a decline in revenues from Managed Services contracts of $1.5 million.

The decline in maintenance and support revenues and revenues from Managed Services contracts is due primarily to the decline in revenue from the EMEA region due to increased market competition. In fiscal 2007, maintenance and support revenues and revenues from Managed Service contracts declined by approximately $5.0 million over fiscal 2006 levels in the EMEA region. We estimate that 85% of this decline was due to contracts that were not renewed due to market competition, while the rest of the decline is attributable to lower pricing on services due to competitive market pressures.

The decline in installation services revenue was primarily attributable to the decline in product sales via our direct sales offices in the United States.

The overall decline in service revenues was partially mitigated by an increase in professional and other service revenues of $3.3 million which is primarily attributable to increased training and professional services revenue in the United States and United Kingdom.

We continue to generate more than 60% of our total service revenues from the provision of fixed maintenance contracts.

Gross Margin:

The following table sets forth gross margin, both in dollars and as a percentage of revenues, for the fiscal years indicated:

	Fiscal
	2006		2007
		% of		% of
	Amount	Revenue	Amount	Revenue
	(In millions, except percentages)

Products
Revenues	$260.5	100.0%	$263.6	100.0%
Gross Margin	111.4	42.8%	111.8	42.4%
Services
Revenues	$126.6	100.0%	$121.3	100.0%
Gross Margin	50.0	39.5%	48.0	39.6%
Total
Revenues	$387.1	100.0%	$384.9	100.0%
Gross Margin	161.4	41.7%	159.8	41.5%

Gross margin declined to 41.5% of revenues for fiscal 2007 compared to 41.7% for fiscal 2006.

Products gross margin as a percentage of revenues decreased from 42.8% in fiscal 2006 to 42.4% in fiscal 2007. The decrease in margin is primarily due to:

•	a 1.1% decline as a result of an individual project which incurred a loss due primarily to the sale of original equipment manufacturers products that were re-sold at a negative margin.

•	a 0.8% improvement as a result of (i) an improved mix of software applications revenues as a total of product revenues as software applications typically generate higher margins than either communication platforms and desktop appliances or other product revenues; and (ii) cost reductions on communications platforms and desktop appliances resulting from product re-design efforts and improved costs from electronic contract manufacturers; and

•	a 0.3% decline as a result of temporary pricing promotions on certain IP desktop appliances in fiscal 2007. Similar promotions were not run during fiscal 2006.

Service margins improved marginally to 39.6% in fiscal 2007 from 39.5% in fiscal 2006. The slight improvement in service margins was due primarily to the change in mix of service revenues, as total service revenues contained a lower proportion of relatively lower margin installation services revenue in fiscal 2007 compared to fiscal 2006.

Operating Expenses

Research and Development:

Research and development expenses decreased from 11.4% of total revenues in fiscal 2006 to 10.8% in fiscal 2007, with spending in absolute dollars declining by $2.4 million year-over-year. The reduction in both absolute dollars and as a percentage of revenue is attributed to restructuring actions taken during fiscal 2007 to align our operating expense model with current revenue levels.

Historically, we have invested between 11% and 17% of revenues on research and development from fiscal 2002 through fiscal 2007, consistent with an aggressive research and development investment strategy that has positioned us with a broad range of feature- rich, scalable, standards-based and interoperable IP-based communication solutions.

The TPC Agreement, as last amended on October 31, 2006 (as described under Item 10.C. “Additional Information — Material Contracts — TPC Agreement”) required us to invest an aggregate of C$366.5 million worth of research and development over a seven year period commencing on March 31, 2005, with a minimum of C$45.8 million to be invested each year. We spent C$52.2 and C$47.7 on research and development for both years ended March 31, 2006 and March 31, 2007 and as such we achieved the minimum requirement for the first and second years of the seven-year period.

Selling, General and Administrative:

SG&A expenses increased from 31.1% of total revenues in fiscal 2006 to 32.0% in fiscal 2007, with spending in absolute dollars growing by $2.8 million year-over-year. The increase in both absolute dollars and as a percentage of revenues is due primarily to strategic investments in various sales initiatives in regions outside of the United States. In addition, in fiscal 2007 we incurred $0.3 million in incremental compensation expense associated with employee stock option grants.

Special Charges:

During the year ended April 30, 2007, we recorded net special restructuring charges of $9.3 million related to further cost reduction measures taken to align our operating expense model with current revenue levels net of reversals of prior year’s charges of $0.2 million resulting from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.9 million for employee severance and benefits and associated legal costs incurred in the termination of 129 employees throughout the world. In addition, special charges included $0.4 million of accreted interest costs associated with excess facilities obligations and $0.2 million in non-cancelable lease costs relating to various sales office closures in the United States.

During fiscal 2006, we recorded special restructuring charges of $5.7 million related to further cost reduction measures taken to align our operating expense model with current revenue levels, net of reversals of prior year’s charges of $0.8 million resulting primarily from adjustments to original lease termination obligations for excess space in Canada and the United Kingdom. The net restructuring charges included workforce reduction costs of $5.7 million relating to employee severance and benefits and associated legal costs incurred in the termination of 84 employees throughout the world. In addition, special charges included $0.8 million of accreted interest costs associated with excess facilities obligations.

Litigation Settlement:

On June 23, 2006, one of our competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that we infringed on certain of its patents and requested damages. On September 8, 2006 we filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing upon certain of our patents and also requested damages.

On March 19, 2007 an agreement was reached to settle all litigation claims outside of court. Under the terms of the settlement agreement, the competitor agreed to release us from all past infringements and the parties have also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $16.3 million was recorded during fiscal 2007. The litigation settlement amount is comprised of $14.8 million, representing the present value of $19.7 million payable over a five-year period and discounted using an interest rate of 12%, plus $1.5 million in legal costs.

Initial Public Offering Costs:

On May 9, 2006, we initiated an initial public offering by filing a registration statement on Form F-1 under the United States Securities Act of 1933 to sell Common Shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell Common Shares in Canada. In fiscal 2006 and fiscal 2007, we incurred $3.3 million in costs associated with the initial public offering.

On April 26, 2007, we signed a definitive merger agreement whereby we agreed to acquire Inter-Tel for $25.60 per Inter-Tel share. It was our intention, upon the completion of the proposed acquisition of Inter-Tel, to withdraw from the initial public offering process. As a result, we expensed all costs incurred associated with the initial pubic offering in fiscal 2007.

Costs incurred in fiscal 2006, totaling $1.6 million, associated with the initial public offering were deferred on our balance sheet as at April 30, 2006. There are no costs associated with the initial public offering deferred on the balance sheet as at April 30, 2007.

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

In fiscal 2006 and fiscal 2007, the future estimated operating cost estimates for the premises were re-evaluated with the result being a reversal of $0.9 million and $1.0 million, respectively, of the loss on disposal previously recognized. This reversal is shown as a gain on sale of manufacturing operations in both fiscal 2006 and fiscal 2007.

Gain on Sale of Assets:

On August 31, 2005, we sold land, building and fixed assets in Caldicot, United Kingdom relating to our United Kingdom subsidiary for net proceeds of $12.4 million, resulting in a pre-tax gain of $7.3 million. The transaction included a commitment for us to lease-back a portion of the property, which requires us to defer a portion of the gain on sale equivalent to the present value of the lease payments. As a result we entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 million of the gain was deferred and is being amortized over the combined 10 1/2-year term of the leases. The remaining gain of $1.5 million was recognized in the results of operations in fiscal 2006.

Interest Expense:

Interest expense was $9.1 million in fiscal 2007 compared to $7.6 million in fiscal 2006. The primary reason for the increased interest expense was an incremental $0.8 million in interest expense associated with the $55 million in convertible notes due to a year over year increase in interest rates and $0.5 million in interest expense associated with the litigation settlement.

Other (Income) Expense, Net:

Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses, interest income and amortization of the deferred gain on sale of the United Kingdom assets. Other income, on a net basis, amounted to $0.6 million in fiscal 2007 compared to $0.4 million during fiscal 2006. The income recorded in fiscal 2007 is primarily attributable to transactional foreign currency losses of $0.3 million, interest income of $0.3 million and $0.6 million of amortization associated with the deferred gain on sale of assets. In comparison, other income in Fiscal 2006 was comprised of interest income of $0.7 million, $0.3 million of amortization of the deferred gain on sale of assets and transactional foreign currency losses of $0.6 million. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and inter-company balances.

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

In fiscal 2007, we recorded a non-cash gain of $8.6 million, representing the mark-to-market adjustment on the derivative instrument associated with our preferred shares. During fiscal 2006, we recorded a non-cash expense of $32.6 million.

The difference between the initial carrying amount of the derivative and the redemption amount is being accreted over the five-year period to redemption, with the accretion of the derivative being recorded as a non-cash expense in our consolidated statement of operations. In fiscal 2007, a fair value gain of $8.6 million was recorded as a result of a decrease in the fair value estimate of our Common Shares from $1.38 at April 30, 2006 to $1.05 at April 30, 2007. The decrease in the Common Shares resulted in a $21.2 million gain which was partially offset by $12.6 million of regular accretion expense.

Provision for Income Taxes:

We recorded net income tax expense of $1.8 million for fiscal 2007 compared to income tax recoveries of $1.9 million for fiscal 2006. The net income tax expense for fiscal 2007 reflects a current tax recovery of $0.2 million offset by a deferred tax expense of $2.0 million resulting from the reversal of deferred tax recoveries relating to our United States operations that were originally recorded in fiscal 2006. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, we determined that certain deferred tax assets relating to our operations were more likely than not to be realized and as a result recorded a deferred tax asset of $2.8 million. In fiscal 2007, this assessment could no longer be supported as there was uncertainty surrounding the Company’s future profitability. Accordingly, the $2.0 million balance that remained unrealized was written off.

Fiscal 2006 as compared to Fiscal 2005

The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2006 and 2005:

	Fiscal
	2005		2006
		% of		% of	Change
	Amounts	Revenues	Amounts	Revenues	Amount	%
	(In millions, except percentages)

Revenues	$342.2	100.0%	$387.1	100.0%	$44.9	13.1%
Cost of revenues	213.2	62.3	225.7	58.3	12.5	5.9

Gross margin	129.0	37.7	161.4	41.7	32.4	25.1
Research and development	41.4	12.1	44.1	11.4	2.7	6.5
Selling, general and administrative	114.9	33.6	120.7	31.1	5.8	5.0
Special charges(1)	10.6	3.1	5.7	1.5	(4.9)	(46.2)
Loss (gain) on sale of manufacturing operations	3.4	1.0	(0.9)	(0.2)	(4.3)	*
Gain on sale of assets	—	—	(1.5)	(0.4)	(1.5)	*

Operating loss	(41.3)	(12.1)	(6.7)	(1.7)	34.6	*
Interest expense	2.6	0.8	7.6	2.0	5.0	192.3
Mark-to-market adjustment on derivatives	5.3	1.5	32.6	8.4	27.3	515.1
Other (income) expense, net	(0.4)	(0.1)	(0.4)	(0.1)	—	*
Income tax expense	0.8	0.2	(1.9)	(0.5)	(2.7)	*

Net loss	$(49.6)	(14.5)%	$(44.6)	(11.5)%	$5.0	(10.1)%

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and realign our business.

Revenues:

The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2005		2006
		% of		% of	Change
	Revenues	Revenues	Revenues	Revenues	Amount	%
	(In millions, except percentages)

United States	$153.5	44.9%	$178.5	46.1%	$25.0	16.3%
EMEA	145.5	42.5	156.3	40.4	10.8	7.4
Canada and CALA	37.2	10.8	43.6	11.3	6.4	17.2
Asia-Pacific	6.0	1.8	8.7	2.2	2.7	45.0

	$342.2	100.0%	$387.1	100.0%	$44.9	13.1%

During fiscal 2006 revenues grew by $44.9 million, or 13.1%, compared to fiscal 2005.

The growth in revenue was shared across all geographical segments, with the most significant growth, in absolute dollars, coming from the United States and EMEA.

Revenue growth in the United States was primarily attributable to increased product sales through both the region’s channel partners and direct sales offices. In addition, the region enjoyed significant growth in its service revenues primarily due to increased installation services that were directly associated with the growth in product sales through our direct sales.

Revenue growth in EMEA was primarily attributable to increased product sales through the region’s channel partners, specifically in the United Kingdom and Continental Europe. EMEA’s revenue growth was however partially mitigated by a significant year-over-year decline in the region’s services business resulting from a decline in both maintenance and support and Managed Service revenues.

The following table sets forth total revenues for groups of similar products and services, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2005		2006
		% of		% of	Change
	Revenues	Revenues	Revenues	Revenues	Amount	%
	(In millions, except percentages)

Products:
Platforms and desktop devices	$165.1	48.2%	$204.3	52.8%	$39.2	23.7%
Software applications	23.5	6.9	34.2	8.8	10.7	45.5
Other(1)	19.1	5.6	22.0	5.7	2.9	15.2

	207.7	60.7	260.5	67.3	52.8	25.4

Services:
Maintenance and support	85.3	24.9	80.9	20.9	(4.4)	(5.2)
Installation	22.1	6.5	24.6	6.4	2.5	11.3
Managed services	10.9	3.2	9.2	2.4	(1.7)	(15.6)
Professional and other services	16.2	4.7	11.9	3.0	(4.3)	(26.5)

	134.5	39.3	126.6	32.7	(7.9)	(5.9)

	$342.2	100.0%	$387.1	100.0%	$44.9	13.1%

(1)	Other products include mainly OEM products representing approximately 5.5% of total revenues in both the fiscal year ended April 24, 2005 and the fiscal year ended April 30, 2006.

Product Revenues:

Revenues from product sales were $260.5 million in the fiscal year ended April 30, 2006 compared to $207.7 million in fiscal 2005, representing an increase of 25.4%.

Revenues generated by sales of our communications platforms and desktop devices increased by $39.2 million or 23.7% on a year-over-year basis. During fiscal 2006 sales of IP-based communication platforms and desktop devices increased by 45%, or approximately $55.0 million, compared to fiscal 2005. Consistent with prior years, in fiscal 2006 we continued to experience a decrease in sales of our legacy communication platforms and desktop devices while sales of our IP-based communications solutions increased. The overall growth in communications platforms and desktop devices revenues has been driven primarily by increased shipments of platforms and desktop devices during fiscal 2006. While we experienced some pricing adjustments on communication platforms and desktop devices compared to fiscal 2005, pricing changes did not have a significant impact on the revenue growth for fiscal 2006 over fiscal 2005.

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

Overall IP-based product revenues represented 86% of total product revenue for fiscal 2006, an increase from 73% in fiscal 2005. This increase was in line with our continued strategy to realign our efforts towards IP-based communications solutions.

Service Revenues:

Revenue from services sales was 32.7% of total revenues during fiscal 2006, representing a decrease from 39.3% of total revenues for fiscal 2005. This decrease was primarily attributable to a decline in maintenance and support revenues of $4.4 million, a decline in professional and other service revenues of $4.3 million and a decline in revenues from Managed Services contracts of $1.7 million.

The decline in maintenance and support revenues and revenues from Managed Services contracts was due primarily to the decline in revenue from the EMEA region due to increased market competition. In fiscal 2006, maintenance and support revenues and revenues from Managed Service contracts declined by approximately $7.0 million over fiscal 2005 levels in the EMEA region. We estimated that 70% of this decline was due to contracts that were not renewed due to market competition, while the rest of the decline was attributable to lower pricing on services due to competitive market pressures.

The decline in professional and other services revenue was driven primarily by a $3.0 million decrease in revenue as a result of the sale of Edict Training Ltd., an 80% owned subsidiary, during fiscal 2006.

The overall decline in service revenues was partially mitigated by an increase in installation service revenues of $2.5 million which was primarily attributable to increased product sales via our direct sales offices in the United States.

Gross Margin:

The following table sets forth gross margin, both in dollars and as a percentage of revenues, for the fiscal years indicated:

	Fiscal
	2005		2006
		% of		% of
	Amount	Revenues	Amount	Revenues
	(In millions, except percentages)

Products
Revenues	$207.7	100.0%	$260.5	100.0%
Gross Margin	75.7	36.4%	111.4	42.8%
Services
Revenues	$134.5	100.0%	$126.6	100.0%
Gross Margin	53.3	39.6%	50.0	39.5%
Total
Revenues	$342.2	100.0%	$387.1	100.0%
Gross Margin	129.0	37.7%	161.4	41.7%

Gross margin improved to 41.7% of revenues for fiscal 2006 compared to 37.7% for fiscal 2005.

Products gross margin as a percentage of revenues increased from 36.4% in fiscal 2005 to 42.8% in fiscal 2006. The increase in margin was primarily due to:

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

Operating Expenses

Research and Development:

Research and development expenses decreased from 12.1% of total revenues in fiscal 2005 to 11.4% in fiscal 2006, with an absolute dollar growth in spending of $2.7 million year-over-year. The reduction as a percentage of revenues was primarily attributable to the 13.1% year-over-year revenue increase, with the absolute dollar increase resulting from a continuation of our strategic investment in the development and enhancement of our IP-based communications solutions.

The TPC Agreement, as last amended on October 31, 2006 (as described in Item 10.C. “Additional Information — Material Contracts — TPC Agreement” required us to invest an aggregate of C$366.5 million worth of research and development over a seven year period commencing on March 31, 2005, with a minimum of C$45.8 million to be invested each year. We spent C$52.2 and C$47.7 on research and development for both years ended March 31, 2006 and March 31, 2007 and as such we achieved the minimum requirement for the first and second years of the seven-year period.

Selling, General and Administrative:

SG&A expenses decreased from 33.6% of total revenues in fiscal 2005 to 31.1% in fiscal 2006, with a growth in absolute dollars of $5.8 million year-over-year. The decrease as a percentage of sales was primarily attributable to the year-over-year revenue increase combined with our continued efforts to contain costs while making the appropriate investments in sales and marketing efforts.

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

Gain on Sale of Manufacturing Operations:

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

In fiscal 2006, the future estimated operating cost estimates for the premises were re-evaluated with the result being a reversal of $0.9 million of the loss on disposal previously recognized. This reversal was shown as a gain on sale of manufacturing operations in fiscal 2006.

Gain on Sale of Assets:

As described above, the sale of the land, building and fixed assets relating to our United Kingdom subsidiary occurred on August 31, 2005. The sale and subsequent lease-back transactions resulted in a $1.5 million gain that was recognized immediately in the results of operations in fiscal 2006. The remaining balance of $5.8 million of the gain was deferred and was set to amortize over the combined 10 1/2-year term of the leases.

Interest Expense:

Interest expense was $7.6 million in fiscal 2006 compared to $2.6 million in fiscal 2005. The primary reason for the increase was the interest associated with the convertible note financing in the aggregate principal amount of $55.0 million that was completed on April 27, 2005. In comparison, the interest expense in the prior year consisted primarily of mortgage interest associated with our facility in the United Kingdom and the interest cost associated with our accounts receivable securitization facility, which was dormant in fiscal 2006. On August 31, 2005, we sold land, building and fixed assets in the United Kingdom and used the proceeds to discharge the balance of the associated mortgage of $9.8 million. This reduction resulted in the elimination of the associated interest expense on a go-forward basis.

Other (Income) Expense, Net:

Other (income) expense, on a net basis, consisted primarily of foreign exchange rate gains and losses, interest income and amortization of the deferred gain on sale of the U.K. assets. Other income, on a net basis, amounted to $0.4 million in fiscal 2006 compared to $0.4 million during fiscal 2005. The income recorded in fiscal 2006 was primarily attributable to transactional foreign currency losses of $0.6 million, interest income of $0.7 million and $0.3 million amortization of the deferred gain on sale of assets compared with interest income of $0.6 million being partially offset by transactional foreign currency losses of $0.2 million in fiscal 2005. We used foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.

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

Provision for Income Taxes:

We recorded net income tax recoveries of $1.9 million for fiscal 2006 compared to income tax expense of $0.8 million for fiscal 2005. The net change year-over-year of $2.7 million was due to deferred tax recoveries of $2.8 million recorded in fiscal 2006. In assessing the realizability of deferred tax assets, we considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, we determined that certain deferred tax assets relating to our United States operations were considered more likely than not to be realized and therefore reduced our valuation allowance resulting in a deferred tax recovery of $2.8 million.

Critical Accounting Policies

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and assumptions about future events that can have a material impact on the amounts reported in our consolidated financial statements and accompanying notes. The determination of estimates requires the use of assumptions and the exercise of judgment and as such actual results could differ from those estimated. Our significant accounting policies are described in Note 2 of our audited consolidated financial statements included elsewhere in this annual report. The following critical accounting policies are those that we believe require a high level of subjectivity and judgment and have a material impact on our financial condition and operating performance: revenue recognition, allowance for doubtful accounts, provisions for inventory, provisions for product warranties, long-lived asset depreciation, goodwill valuation, special charges, contingencies, deferred taxes, pension and post-retirement benefits, and derivative instruments.

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

Our sales arrangements frequently include a contractual acceptance provision that specifies certain acceptance criteria and the period in which a product must be accepted or returned. Consistent with SEC Staff Accounting Bulletin 101, we make an assessment of whether or not these acceptance criteria will be met by referring to prior experience in successfully complying with customer specifications. In those cases where experience supports that acceptance will be met, we recognize revenue once delivery is complete, title and risk of loss has passed, the fee is fixed and determinable and persuasive evidence of an arrangement exists. The provision for estimated sales returns is recorded as a reduction of revenues at the time of revenue recognition. If our estimate of sales returns is too low, additional charges will be incurred in future periods and these additional charges could have a material adverse effect on our results of operations. As a percentage of annual product revenues the provision for sales returns was 0.9% at April 30, 2007 compared to 1.3% at April 30, 2006.

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

If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimate of the recoverability of amounts due could be adversely affected. We revisit our allowance for doubtful accounts on a quarterly basis and adjust the estimate to reflect actuals and change in expectations. As of April 30, 2006 and April 30, 2007, the provision represented 3% and 3% of gross receivables, respectively. It is reasonably likely that this provision will not change significantly in the future.

Inventory Obsolescence:

In order to record inventory at the lower of cost or market, we must assess our inventory valuation, which requires judgment as to future demand. We adjust our inventory balance based on economic considerations, historical usage, inventory turnover and product life cycles through the recording of a write-down, which is included in the cost of revenue. Assumptions relating to economic conditions and product life cycle changes are inherently subjective and have a significant impact on the amount of the write-down.

As of April 30, 2006 and April 30, 2007, our inventory has been written down by 10% and 15% respectively, of gross inventory. Of the $1.5 million increase in the write-down from April 30, 2006 to April 30, 2007, $0.9 is attributable to an expected decrease in demand and forecasted sales for specific product lines, including those which were discontinued in fiscal 2006, and $0.4 is attributable to write-downs required as a result of compliance with Regulations and Directives regarding the Restriction of the Use of Certain Hazardous Substances in electrical and electronic equipment in the United Kingdom and the European Union.

If there is a sudden and significant decrease in demand for our products, or a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory write-downs and our gross margin could be adversely affected.

	April 30,	April 30,
	2006	2007

Raw materials	$0.9	$3.6
Finished goods	25.2	20.2

	26.1	26.1
Less: inventory write-down	(2.5)	(4.0)

	$23.6	$19.8

	10%	15%

Warranty Provision:

We accrue warranty costs, as part of cost of revenues, based on expected material and labour support costs. The cost to service the warranty is estimated on the date of sale based upon historical trends in the volume of product returns within a warranty period and the cost to repair or replace the equipment. If we experience an increase in warranty claims that is higher than our past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected. The warranty provision declined from $2.0 million at April 30, 2006 to $1.8 million at April 30, 2007. The decline is primarily due to a decrease in warranty costs. Actual warranty costs for fiscal 2007 were in line with our expectations but were lower than fiscal 2006 as result of efforts made to reduce costs with warranty providers. The following table provides a continuity of the warranty provision over the past three years.

	April 24,	April 30,	April 30,
	2005	2006	2007

Balance, beginning of period	$2.1	$2.6	$2.0
Warranty costs incurred	(1.0)	(1.8)	(1.2)
Warranties issued	1.0	1.0	1.1
Other	0.5	0.2	(0.1)

Balance, end of period	$2.6	$2.0	$1.8

Long-Lived Assets:

We have recorded property, plant and equipment and intangible assets at cost less accumulated amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In response to changes in industry and market conditions, we may strategically realign our resources and consider restructuring, disposing of or exiting businesses, which could result in an impairment charge. We have not recorded any impairment charges in fiscal 2006 or fiscal 2007 and do not expect any significant future charges based on current information.

Goodwill:

We assess goodwill for impairment on an annual basis or more frequently if circumstances warrant, as required by FASB Statement No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). An impairment charge is recorded if the implied fair value of goodwill of a reporting unit is less than the book value of goodwill for that unit. We have four geographic units that have assigned goodwill of $6.8 million as of April 30, 2007. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, our methodology for estimating the fair value of each reporting unit primarily considers estimated future revenues and cash flows for those reporting units along with many other assumptions. Future revenue estimates inherently involve a significant amount of judgment, and significant movements in revenues or changes in the assumptions used may result in fluctuations in the value of goodwill that is supported. The result of the most recent annual impairment test suggests that the assumptions would need to change significantly in order for an impairment to occur. There have been no goodwill write-downs since the adoption of SFAS 142.

Special Charges:

We record restructuring, exit and other loss accruals when the liability has been incurred. We reassess the accruals on a quarterly basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change. Additional accruals for fiscal 2006 and fiscal 2007 resulted from new restructuring activities and severance costs. No additions or reversals were made in fiscal 2007 as a result of changes in estimates.

Lease Termination Obligations:

Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable. Because certain real estate lease obligations extend through fiscal 2011, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, many variables were considered such as the vacancy rates of commercial real estate in local markets and the market rate for sublease rentals. Because we are required to project sublease income for many years into the future, estimates and assumptions regarding the commercial real estate market that were used to calculate future sublease income may be different from actual sublease income. During the twelve months ended April 30, 2007 a reversal of $1.0 million, as compared to $1.7 million in fiscal 2006, was made against our lease termination obligation estimates as a result of changes in these and other operating cost assumptions relating to the disposal of manufacturing operations.

As of April 30, 2007, the combined balance relating to lease termination obligations was $5.8 million. This estimate will change as a result of actual results, the passage of time and changes in assumptions regarding vacancy, market rate, and operating costs.

Deferred Taxes:

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Significant management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. We make an assessment of the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded. We have incurred significant operating losses since our incorporation in 2001. We believe there is no assurance that we will be able to achieve profitability, or that, if achieved, such profitability can be sustained. As a result, there is uncertainty regarding the future utilization of net deferred tax assets relating to most areas of the business and consequently a valuation allowance has been recorded against the entire $97.6 million net deferred tax assets at April 30, 2007. The amount that had not been provided for in fiscal 2006 related to three years of unrestricted United States losses. At April 30, 2006, these losses were believed to be recoverable since we had a history of utilizing losses in the United States in the three prior consecutive years, and expected to continue to use them. At April 30, 2007 we no longer believe these losses are recoverable, since there was uncertainty at the time regarding the company’s future profitability and going concern, and so the deferred tax assets were written-off in fiscal 2007.

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

During fiscal 2007 the pension liability recorded on our balance sheet increased from $40.1 million to $50.5 million. This increase is largely attributable to the Company adopting the requirements of SFAS 158 in fiscal 2007. SFAS 158 requires that we recognize the underfunded status of a defined benefit pension as a liability in our statement of financial position and requires that we recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires that we measure the pension plan assets and obligations at the date of our balance sheet, as opposed to our previous measurement date of March 31. The effect of the initial adoption of SFAS 158 was as follows:

			April 30,
	April 30, 2007	SFAS 158	2007
	Pre-SFAS 158	Adjustments	Post-SFAS 158

Pension liability	$25.4	$25.1	$50.5
Accumulated deficit	$(397.8)	$(0.4)	$(398.2)
Accumulated other comprehensive loss	$(31.9)	$(24.7)	$(56.6)

Excluding the effects of SFAS 158 adoption as well as foreign currency translations, there was in fact a significant improvement in the underfunded status of the pension plan as both the Projected Benefit Obligation and Accumulated Benefit Obligation decreased by $6.2 million (£3.1 million) and $18.6 million (£9.3 million) respectively, while the fair value of Plan Assets increased by $9.0 million (£4.5 million). Had prior year comparatives been restated to reflect the effects of SFAS 158 requirements, the pension liability at April 30, 2006 would have been $59.9 as compared to $50.5 at April 30, 2007.

The decrease in the benefit obligations is largely attributable to a $15.5 million actuarial gain that is primarily driven by an increase in the discount rate assumption from 5.00% in 2006 to 5.5% in 2007. The following assumptions were used in valuing the liabilities and benefits under the pension plan:

	April 30,	April 30,
	2006	2007

Discount rate	5.00%	5.50%
Compensation increase rate	2.75%	3.00%
Inflation rate	2.75%	3.00%
Average remaining service life of employees	21 years	20 years

Stock Based Compensation:

Effective May 1, 2005, we adopted SFAS 123(R), which requires that we recognize compensation expense for the fair value of stock options granted. In order to determine the options fair value and quantify the expense, SFAS 123(R) requires that we make subjective input assumptions regarding the expected life of the options, expected volatility of the options and other items. Based on the assumptions we made, share based compensation increased our net loss by $0.3 for the year ended April 30, 2007. We expect this expense to increase in future years as additional options are granted. Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.

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

Based on the above listed assumptions, the values of the Make-Whole Premium and redemption feature derivatives at April 30, 2007 were nominal and $67.3 million respectively. The derivative relating to the redeemable preferred shares reflects a discount rate of 17%, common share fair value of $1.05, and a remaining term of two years.

The basis to support the significant redemption feature valuation assumptions as of April 30, 2007 is as follows:

•	The discount rate is determined based on several factors including our credit risk, cost of borrowing and liquidity risk. These factors were taken into consideration when the original discount rate was determined to be 17%. At the time the redeemable preferred shares were issued, this rate was set to exceed our cost of borrowing so that it would reflect a premium for credit risk to maturity. As of April 30, 2007, we believed that the rate of 17% continued to be appropriate since, although the credit risk may have decreased due to the reduced term to maturity, we did not have access to unsecured credit facilities. As at year-end, there was also an impending liquidity risk of the put options being exercised if the merger transaction was not completed, thereby supporting that a decrease in the rate is not required.

•	The fair value of the Common Shares at the time the redeemable preferred shares were issued in April 2004 was determined to be $0.87 (C$1.00). The fair value of the shares used in the calculation of the fair value of the derivative at April 30, 2007 was $1.05 (C$1.16).

•	At any time after five years, our preferred shareholders have the right to require us to redeem the shares. Since the shares were issued in April 2004, there were two years remaining as at April 30, 2007.

The common share fair value is based on a number of highly subjective qualitative and quantitative assumptions made by management. In fiscal 2007, a fair value gain of $8.6 was recorded as a result of a decrease in the fair value estimate of our Common Shares from U.S.$1.38 at April 30, 2006 to U.S$1.05 at April 30, 2007. The decrease in the Common Shares resulted in a $21.2 gain and was partially offset by $12.6 of regular accretion expense.

The following table highlights the sensitivity of the derivative’s fair value adjustment to changes in discount rate and fair value assumptions:

Effect on Loss
Before Income Taxes
Change in Assumption	(Inncrease)/Decrease
(In millions)

1 percentage point increase in discount rate	$1.1
1 percentage point decrease in discount rate	(1.2)
1 cent increase in fair value of common share price	(0.6)
1 cent decrease in fair value of common share price	0.6

The preferred shares were converted upon completion of the Inter-Tel merger. As a result of this conversion the derivative instruments balance was written off.

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

In April 2004, we entered into a financing transaction where we issued 20 million Series A Preferred Shares at a share price of C$1.00 per share and five million warrants exercisable at a price of C$1.25 each, for total consideration of C$20 million. The Series A Preferred Shares were convertible on a 1:1 basis for our Common Shares for a period of two years, after which they are convertible into a certain number of additional Common Shares depending upon the fair market value of the Common Shares. The Series A Preferred Shares also have certain liquidity preferences over our Common Shares. In light of the April 2004 financing, our board of directors set an exercise price at C$1.00 per common share for the options granted on July 15, 2004 and July 26, 2004 (the exercise price being equal to the per share pricing of the Series A Preferred Shares issued in April 2004). Given the relatively short time from the April 2004 financing round our board of directors determined that C$1.00 per common share was not less than the fair market value of a common share, especially given that the options were for Common Shares which did not have the same liquidity preference as our Series A Preferred Shares. Our board of directors continued to set the exercise price at C$1.00 per common share for the options granted from August 20, 2004 to December 8, 2005. The valuation during this period was due to the board’s assessment of our financial performance during this period in which we continued to incur net losses in each fiscal quarter.

Prior to December 2005, we did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option grant because we believed that our board of directors and management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the underlying Common Shares at the time of each grant. In December 2005, we decided to proceed with this offering in the United States and Canada. As a result, our board of directors and management decided to retain an unrelated valuation firm to calculate the fair value of our Common Shares as at the end of each quarter in fiscal 2006. Although we have not proceeded with the offering, we continued to obtain valuations from an unrelated valuation firm at the end of each quarter in fiscal 2007. The fair value of the Common Shares decreased from C$1.55 (U.S.$1.38) at April 30, 2006 to C$1.16 (U.S.$1.05) at April 30, 2007.

As permitted by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the valuation firm estimated the fair value of our common equity on a per share basis using a probability weighted analysis of the present value of the returns afforded to our common shareholders. In doing this analysis, the valuation firm considered various scenarios including the completion of a public offering, our continued operation as a private company and an orderly liquidation of our assets. The valuation firm then adjusted the range of probabilities assigned to these scenarios in each quarter as appropriate. In estimating the fair value of the Common Shares on a going-concern basis, the valuation firm determined that given the nature of our operations and the availability of both historic and forecast financial information, estimation of the value of the Common Shares on a per share basis using the market approach methodologies and income approach methodologies was appropriate. The market approach was based on historical valuation multiples of comparable publicly traded companies, and the income approach was based on a discounted cash flow method applied to management’s projections.

Recent Accounting Pronouncements

SFAS 155

In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments, which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. Under the new approach, fair value accounting would replace the current practice of recording fair value changes in earnings. The election of fair value measurement would be allowed at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted the requirements of SFAS 155 in the first quarter of fiscal 2008. The adoption did not have a material effect on the consolidated financial statements.

FIN 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Differences between amounts currently recognized and those determined under the new guidance will need to be recorded on the date of adoption. We have adopted the provisions of FIN 48 in the first quarter of fiscal 2008. The adoption did not have a material effect on the consolidated financial statements.

SFAS 157

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the requirements of SFAS 157 and have not yet fully determined the impact, if any, on the consolidated financial statements.

SFAS 159

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS 159 on the consolidated financial statements.

B.	Liquidity and Capital Resources

At April 30, 2007, our liquidity consisted of cash and cash equivalents of $33.5 million; and an uncommitted agreement with Wesley Clover, a company controlled by Dr. Matthews, under which we could borrow up to $5 million, on an unsecured basis, through the issuance of promissory notes. The promissory notes bear interest at three month London Inter-Bank Offer Rate (“LIBOR”) plus 5%. No amounts were outstanding under the Wesley Clover agreement at April 30, 2007. As at April 30, 2007, we had no other bank credit facilities available to us.

We have incurred significant operating losses since our incorporation in 2001. As a result, we have generated negative cash flows from operations, and had an accumulated deficit of $398.2 million at April 30, 2007. Our primary source of funds has been proceeds from the issuance of equity and debt securities. From inception through April 30, 2007, we have received net proceeds of $377.1 million from issuances of our Common Shares, preferred shares, warrants, convertible debentures and convertible notes.

The defined benefit pension plan in place for a number of our past and present employees in the United Kingdom had an unfunded pension liability of $50.5 million at April 30, 2007. The contributions to fund the benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long term operations of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. A draft actuarial valuation, as at August 1, 2006, for the purposes of determining the funding requirements has been delivered to the plan Trustees. In August 2007 we commenced negotiations with the plan Trustees, concerning a new schedule of contributions and expect to have agreed upon, and put in place, the new schedule of contributions by the end of October 2007. Recent changes in UK Pension Regulations now require that pension deficits be amortized over shorter time periods, generally 10 years or less. We are presently amortizing the deficit over 14 years. We expect that the outcome of our negotiations with the Trustees will result in an amortization period somewhere between 10 to 14 years. As a result we expect our funding requirements to increase in future years. The amount of the increase will depend upon the time period in which the deficit is amortized. If the deficit were to continue to be amortized over 14 years, we would expect our annual funding requirement to be approximately $5.2 million. If the deficit is amortized over 10 years, we would expect our annual funding requirements to be approximately $6.2 million. The actual amount of the annual funding will depend upon the results of the negotiations with the trustees. We expect to fund any future increase in the annual contributions out of our expected future cash flows from operations.

On August 16, 2007, in connection with the acquisition of Inter-Tel, we issued $307.1 million in Class 1 Preferred Shares, received gross proceeds of $300 million from a 7 year First Lien Credit Agreement and proceeds of $130 million from a 8 year Second Lien Credit Agreement. The combined proceeds, along with $195.8 million of Inter-Tel’s cash, was substantially used to consummate the purchase of Inter-Tel and the Re-Organization Transactions set out in Item 4.A. “Information on Mitel — History and Development of Mitel”. In addition, as part of the acquisition, we secured a 5 year, $30 million revolving credit facility, which remained unutilized at September 30, 2007.

Our source for cash in the future is expected to come from operations and the $30 million revolving credit facility. Our most significant source of cash from operations is expected to be the collection of accounts receivable from our customers. The primary use of cash is expected to include funding operating expenses, working capital, capital expenditures, debt service and other contractual obligations.

Based on our existing cash and cash equivalents, and the availability of the $30 million revolving credit facility, we believe that we will have sufficient liquidity to support our business operations throughout the fiscal year ending April 30, 2008. However, we may be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors: our rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. Additional equity or debt financing may not be available on acceptable terms or at all. In addition, any proceeds from the issuance of equity or debt may be required to be used in whole or in part, to make mandatory payments under our First and Second Lien Credit Agreements. We believe that our sources of liquidity beyond April 30, 2008 will be our then current cash balances, funds from operations and any borrowings under our revolving credit facility.

Cash Flows

Comparison of fiscal 2007 to fiscal 2006

	Fiscal
	2006	2007	Change
	(In millions)

Net cash provided by (used in)
Operating activities	$(2.3)	$(12.0)	$(9.7)
Investing activities	3.7	(12.4)	(16.1)
Financing activities	(11.7)	21.5	33.2
Effect of exchange rate changes on cash and cash equivalents	0.6	0.7	1.3

Increase (decrease) in cash and cash equivalents	$(10.9)	$(2.2)	$8.7

Cash and cash equivalents, end of period	$35.7	$33.5	$(2.2)

Below is a summary of comparative results of cash flows and a more detailed discussion of results for fiscal 2007 and fiscal 2006

Cash Used in Operating Activities:

Cash used in operating activities increased by $9.7 million for fiscal 2007 compared to fiscal 2006. The most significant factors contributing to this improvement were:

•	a $9.6 million decrease in the net loss;

•	a $25.5 million decrease in non cash expenses, comprised mainly of:

•	a $41.2 million decrease in the fair value adjustment on the derivative instrument;

•	a $5.6 million increase in deferred income tax expense, which is a non-cash expense;

•	a $5.3 million decrease in unrealized foreign exchange net losses;

•	$15.3 million of the Ayava litigation settlement was non-cash; and

•	$14.0 million in cash provided by changes in non-cash operating assets and liabilities.

Cash Provided by (Used in) Investing Activities:

Investing activities used $12.4 million in cash for fiscal 2007 compared to generating $3.7 million in cash for fiscal 2006. The most significant factors contributing to the $16.1 million change were:

•	We received $12.4 million less in proceeds on the sale of assets in fiscal 2007 than we did in fiscal 2006, as a result of the August 2005 sale of our Caldicot property; and

•	Our foreign exchange hedging activities used $4.0 million more in fiscal 2007 than in fiscal 2006

Cash Provided by (Used in) Financing Activities:

Financing activities provided $21.5 million in cash for fiscal 2007 compared to using $11.7 million in cash for fiscal 2006. The most significant factors contributing to the $33.2 million change between the periods were:

•	in fiscal 2007 we raised $15 million through the issuance of warrants to Wesley Clover (a corporation controlled directly or indirectly by Dr. Matthews);

•	in fiscal 2007, we raised $10.9 million of proceeds upon transferring our receivables to an unaffiliated financial institution;

•	in fiscal 2006 we used $9.8 million to repay the mortgage of the Caldicot property following its sale in August 2005; and

•	in fiscal 2007 we used $1.6 million to repay bank indebtedness, whereas $0.7 million was provided in 2006 by increasing bank indebtedness.

Comparison of fiscal 2006 to fiscal 2005

Below is a summary of comparative results of cash flows and a more detailed discussion of results for fiscal 2006 and fiscal 2005:

	Fiscal
	2005	2006	Change
	(In millions)

Net cash provided by (used in)
Operating activities	$(31.8)	$(2.3)	$29.5
Investing activities	(5.8)	3.7	9.5
Financing activities	20.1	(11.7)	(31.8)
Effect of exchange rate changes on cash and cash equivalents	0.5	(0.6)	(1.1)

Increase (decrease) in cash and cash equivalents	$(17.0)	$(10.9)	$6.1

Cash and cash equivalents, end of period	$9.7	$35.7	$26.0

Cash Used in Operating Activities:

Cash used in operating activities improved by $29.5 million for fiscal 2006 compared to fiscal 2005. The most significant factors contributing to this improvement were:

•	a $5.0 million decrease in the net loss;

•	a $27.3 million increase in the fair value adjustment on the derivative instrument, which is a non-cash expense; and

•	a $4.1 million increase in unrealized foreign exchange net losses.

The above factors were partially offset by a decline of $1.3 million in non-cash movement of reserves, primarily related to restructuring activities.

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

Cash Provided by (Used in) Financing Activities:

Financing activities used $11.7 million in cash for fiscal 2006 compared to providing $20.1 million in cash for fiscal 2005. The most significant factors contributing to the $31.8 million change between the periods were:

•	the repayment of $9.8 million owed on our mortgage of the Caldicot property following its sale in August 2005;

•	the $12.4 million proceeds received upon the issuance of warrants to Technology Partnerships Canada in fiscal 2005 pursuant to research and development funding received from Technology Partnerships Canada; and

•	cash provided by bank indebtedness was $8.2 million less in fiscal 2006 compared to fiscal 2005.

C.	Research and Development, Patents and Licenses, etc.

See Item 5.A. “Operating and Financial Review and Prospects — Operating Results”.

D.	Trend Information

Historically, businesses have used a data network for their data communications and a separate telephony network for their voice communications. These legacy telephony networks are based on circuit-switched technology and use proprietary operating systems. These factors limit the manner in which legacy telephony networks can interoperate with other business applications or integrate with business processes. Legacy telephony networks are relatively expensive to operate and maintain since they require a separate physical network within the business and a separate management system. Conversely, data networks are IP-based. By using IP-based networks for voice communications and associated applications, businesses can now address their voice, video and data requirements using a single “converged” network. A converged network has significant advantages over maintaining one network for data communications and a separate network for voice communications.

Communication services providers, or carriers, are also embracing VoIP equipment as key elements of next-generation converged carrier networks. We do not focus on carrier VoIP infrastructure equipment or consumer VoIP equipment such as residential VoIP phones. Rather, we focus on communications solutions and services for business customers. However, our systems are designed to interoperate with carriers’ next-generation networks.

The global market for business IP telephony products and services has grown rapidly since 2002. Synergy estimates that enterprise IP telephony market revenues were approximately $4.9 billion worldwide in 2006 and are expected to grow to over $15.5 billion by 2011, representing a compound annual growth rate of 25%. Much of this anticipated growth can be attributed to the expected replacement of installed legacy systems with new IP-based systems. Synergy forecasts that purchases of IP-based systems will comprise more than 96 percent of all enterprise telephony purchases by 2011. As this replacement cycle progresses, purchases of legacy circuit-switched telephony systems are expected to decline at a compound annual rate of 40.3% from 2006 until 2011.

The largest geographic markets for business IP telephony are North America and EMEA (Europe, Middle East and Africa), which accounted for 45.7% and 36.2%, respectively, of the overall global market for the three months ended June 30, 2007. The Asia-Pacific region and Latin America currently represent small but rapidly growing markets, with business IP-based systems sales in each region more than doubling in size since 2003.

According to InfoTech, a technology market research firm, as of the end of 2006, over 60% of enterprises in the United States (businesses with more than 500 employees) have already commenced the deployment of IP communications and this will reach 70% by 2008 while 40% small and medium-sized businesses (those with up to 500 employees) have started implementations increasing to 60% in 2008. However, according to InfoTech the SMB market has been growing at a faster rate than the enterprise segment, where the average annual growth rate has been 44% compared to 32% respectively over the past two years. This increase in the SMB segment is forecast to grow 30% over the next five years in comparison to 14% in the enterprise segment.

When adopting IP-based systems, industry analysts have indicated that medium to large businesses prefer to purchase their IP-based communications solutions using a gradual migration approach rather than being required to discard their existing network and telephony infrastructure investments. IP-based systems are often adopted by businesses on a gradual basis, either for new facilities, or initially for a limited user group such as a functional department. Accordingly, many businesses are installing voice communications systems that allow them to migrate to IP over time. For these businesses, it is critical that their IP-based systems are able to interoperate with their existing telephony and data infrastructure. It is also critical that their IP-based systems be scalable so that they can grow along with their business without the need to change existing telephony systems or retrain staff. These systems also need to be flexible enough to operate either at a central location, where the system will support users in that location and provide service to users in branch offices, or be installed at each individual office that a business may have, or a combination of both. In combination with flexibility, a critical part of the system design is to ensure transparent operation and accessibility is delivered to all users anywhere. A single system serving all users or multiple systems in different locations must operate as one communications service.

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

Businesses are now looking beyond cost savings to the productivity benefits, improved customer interaction and other business process improvements that IP-based communications can offer. Adopting a converged IP-based communications network allows businesses to distribute voice, video and data to any part of their network, permitting employees who are working from a branch office or from home or those who are mobile, to access business software applications as though they were in the office. This accessibility is enhanced by new software applications that provide employees with the ability to detect the presence and availability of a colleague, team, supplier or customer on the network and allow access to software applications that facilitate audio and video conferencing and unified communications. Businesses also see opportunities to more efficiently manage human resources by allowing customer service staff, technical support and other personnel to work from home, branch offices or from remote locations around the world. Additionally, businesses can use IP-based communications to enhance their business continuity plans by providing employees with access to information and services from remote locations. IP-based communications allow businesses to implement “hot-desking”, whereby an employee who is not regularly in an office or who travels between office locations, can login to their communications service and access their personalized features, such as calling privileges, call logs, pre-programmed speed dial keys and voicemail, from any telephone that is associated with a hot-desk.

Additional business process opportunities arise with the convergence of fixed and mobile communications that is possible with IP-based communications. Worker mobility gives rise to a number of opportunities and challenges for businesses. For example, employees who are frequently out of their offices rely extensively on their cellular phones, but these phones can be costly and do not give the employees access to centralized services such as office voicemail. Businesses are concerned about the cost of airtime and long distance charges of cellular devices, particularly when they are used within company premises. Mobile workers are also frustrated with the need to use multiple devices (as opposed to one phone that could be used in the car, the office and at home) and the burden of managing multiple voicemail accounts. Businesses are seeking communications solutions that integrate fixed, wireless and mobile networks in order to provide workers with advanced IP-based features from their mobile devices and remote locations in the same manner as from their desk.

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

The business communications business is highly competitive. Competition is a significant factor and, given that many of our competitors have greater financial and other resources, and can impact our financial results.

E.	Off-Balance Sheet Arrangements

We have the following material off balance sheet arrangements as of April 30, 2007:

Letters of Credit:

We had $0.4 million in letters of credit outstanding as of April 30, 2007.

Bid and Performance Related Bonds:

We enter into bid and performance related bonds related to various customer contracts. Potential payments due under these may be related to our performance and/or our resellers’ performance under the applicable contract. The total maximum potential amount of future payments we could be required to make under bid and performance related bonds, excluding letters of credit, was $3.6 million as of April 30, 2007. Of this amount, the amount relating to guarantees of our resellers’ performance was $2.3 million as of April 30, 2007. Historically, we have not made any payments and we do not anticipate that we will be required to make any material payments under these types of bonds.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of April 30, 2007:

	Payments Due by Period
		Less Than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In millions)

Long-term debt obligations(1)	$—	$—	$—	$—	$—
Capital lease obligations(1)	4.4	2.0	2.0	0.4	—
Operating lease obligations(2)	64.9	16.1	27.2	13.0	8.6
Purchase obligations(3)	—	—	—	—	—
Defined benefit pension plan Contributions(4)	3.0	3.0	—	—	—
Other	18.7	3.8	7.5	7.4	—
Convertible notes(5)	67.9	4.7	63.2	—	—

Total contractual cash obligations	$140.2	$25.8	$92.4	$13.4	$8.6

(1)	Represents the principal and interest payments for the loans. Interest on these loans ranges from 1.3% to 11.8%, as described in our consolidated financial statements.

(2)	Operating lease obligations exclude payments to be received by us under sublease arrangements.

(3)	Represents primarily our obligation to acquire capital equipment from BreconRidge pursuant to the supply agreement between us and BreconRidge dated August 31, 2001.

(4)	Represents the estimated contribution to our U.K. defined benefit pension plan over the next twelve months. We expect our funding requirements to increase in future years. The amount of the increase will depend upon the time period in which the deficit is amortized. If the deficit were to continue to be amortized over 14 years, we would expect our annual funding requirement to be approximately $5.2 million. If the deficit is amortized over 10 years, we would expect our annual funding requirements to be approximately $6.2 million. The actual amount of the annual funding will depend upon the results of the negotiations with the trustees. We expect to fund any future increase in the annual contributions out of our expected future cash flows from operations. Liabilities arising from the deficit in our defined benefit pension plan are not included in the above table. As at April 30, 2007, the projected benefit obligation of $173.9 million exceeded the fair value of the plan assets of $123.4 million, resulting in an unfunded status of $50.5 million as recorded in our consolidated balance sheet as of April 30, 2007.

(5)	Represents the principal balance on maturity of the convertible notes and an estimate of the variable interest payable on the convertible notes. The interest is based on a spread over LIBOR of 500 basis points prior to an initial public offering and 250 basis points subsequent to an initial public offering. For the purposes estimating the variable interest, LIBOR has been assumed to be 5%. Immediately prior to the completion of our acquisition of Inter-Tel, we entered into an agreement with the Noteholders to prepay the principal balance for an aggregate amount of $66 million plus accrued and unpaid interest (see Item 10.C. “Additional Information Material Contracts — Senior Secured Convertible Note Transaction”.

Obligations arising from research and development spending commitments under the TPC Agreement (See Item 10.C. “Additional Information — Material Contracts — TPC Agreement”) are not included in the above table. The TPC Agreement, as last amended on October 31, 2006, requires us to invest an aggregate of C$366.5 million worth of research and development over a seven year period commencing on March 31, 2005, with a minimum of C$45.8 million to be invested each year. Our spending on research and development for both years ended March 31, 2006 and March 31, 2007 exceeded C$45.8 million and as such we achieved the minimum requirement for the first and second years of the seven-year period.

Please see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for information concerning certain conversion and redemption rights of those of our shareholders who hold Preferred Shares, the exercise of which, in certain circumstances, could have a material adverse impact on our cash flow and operations.

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

Please see “Forward Looking Information” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors are either elected annually by the shareholders at the annual meeting of shareholders or, subject to our articles of incorporation and applicable law, appointed by our board of directors between annual meetings. Each director holds office until the close of the next annual meeting of our shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. Please see also Item 6.C. “Directors, Senior Management and Employees — Board Practices”, and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for additional information concerning board practices and election of directors.

Pursuant to the shareholders agreement dated April 23, 2004, as amended, (the “2004 Shareholders Agreement”) between us, Wesley Clover, Zarlink, PTIC, Dr. Matthews, Celtic Tech Jet Limited (“CTJL”), and EdgeStone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (collectively “EdgeStone”), Edgestone was entitled to nominate two directors to the Board.

Gilbert S. Palter and Guthrie S. Stewart were the nominees of EdgeStone. The parties to the 2004 Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the EdgeStone nominees were elected. Currently, four of the eight members of our board of directors, namely, Dr. Matthews, Peter Charbonneau, Gilbert Palter and Guthrie Stewart, are also members of the board of directors of BreconRidge. Guthrie Stewart is also the chairman of the board of BreconRidge.

On August 16, 2007 (as described in Item 10.C. “Additional Information — Material Contracts — 2007 Shareholders Agreement”), we replaced the 2004 Shareholders Agreement by entering into an agreement with Wesley Clover, PTIC, Dr. Matthews, CTJL, EdgeStone, Morgan Stanley Principal Investments, Inc. (“Morgan Stanley”) and Arsenal Holdco I, S.A.R.L. and Arsenal Holdco II, S.A.R.L. (“Francisco Partners”) (the “2007 Shareholders Agreement”). Francisco Partners is entitled to nominate four directors to the Board. Benjamin H. Ball, David T. ibnAle, Thomas L. Ludwig and Norman Stout are the four nominees of Francisco Partners. Dr. Matthews is also entitled to nominate three directors to the Board. Dr. Matthew’s nominees include himself as well as Donald W. Smith and Peter D. Charbonneau. The parties to the 2007 Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the nominees of both Francisco Partners and Dr. Matthews are elected. We intend to hold a shareholder meeting on October 23, 2007, in which these nominees are nominated for election to our board of directors.The parties have agreed to nominate Jean-Paul Cossart as an independent director. Currently, three of the nine members of our board of directors, namely, Dr. Matthews, Peter Charbonneau and Gilbert Palter, are also members of the board of directors of BreconRidge.

See Item 10.C. “Additional Information — Material Contracts — 2007 Shareholders Agreement” for further discussion of the 2007 Shareholders Agreement.

The following table sets forth information with respect to our directors and executive officers as of September 30, 2007.

Name and Municipality of Residence	Age	Position	Principal Occupation

Dr. Terence H. Matthews(1) Ottawa, Ontario, Canada	64	Chairman of the Board	Chairman of the Board of Mitel Chairman of the Board of March Networks
Donald W. Smith Ottawa, Ontario, Canada	59	Chief Executive Officer and Director	Chief Executive Officer of Mitel
Peter D. Charbonneau(2) Ottawa, Ontario, Canada	54	Lead Director	General Partner of Skypoint Capital Corporation
Kirk K. Mandy Ottawa, Ontario, Canada	51	Director	Chief Executive Officer of Zarlink
Gilbert S. Palter Toronto, Ontario, Canada	42	Director	Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P.
Guthrie J. Stewart Montréal, Quebec, Canada	52	Director	Partner of EdgeStone Capital Partners, L.P.
Paul A.N. Butcher Ottawa, Ontario, Canada	45	President and Chief Operating Officer and Director	President and Chief Operating Officer of Mitel
Steven E. Spooner Ottawa, Ontario, Canada	49	Chief Financial Officer	Chief Financial Officer of Mitel
Graham Bevington Chepstow, Wales	47	Vice President and Managing Director, Europe, Middle East and Africa Region	Vice President and Managing Director, Europe, Middle East and Africa Region of Mitel
Norman Stout Phoenix, Arizona, US	50	Chief Executive Officer, Mitel US	Chief Executive Officer, Mitel US
Craig Rauchle Phoenix, Arizona, US	52	President, Mitel US	President, Mitel US
Roger K. Fung Hong Kong, China	55	Vice President and Managing Director, Asia-Pacific Region	Vice President and Managing Director, Asia-Pacific Region of Mitel
Douglas W. Michaelides(3) Ottawa, Ontario, Canada	46	Vice President, Global Marketing	Vice President, Global Marketing of Mitel
Ronald G. Wellard Ottawa, Ontario, Canada	49	Vice President, Product Development	Vice President, Product Development of Mitel

(1)	Dr. Matthews routinely invests in and sits as a director on the boards of businesses that are at an early stage of development and that, as a result, involve substantial risks. Dr. Matthews was a director of Ironbridge Networks Corporation, which went into receivership in January 2001 and West End Systems Corporation, which went into receivership in February 1999.

(2)	Mr. Charbonneau was a director of METConnex Inc., which filed a notice of intention to file for bankruptcy protection on September 28, 2006. He resigned from the board in June 2007.

(3)	Mr. Michaelides was employed by Nortel Networks Corporation (“Nortel”) in the area of sales and marketing prior to October 2003. In that time, he became subject to a management cease trade order regarding the securities of Nortel issued by the Ontario Securities Commission, resulting from a failure by Nortel to file its financial statements as required. The cease trade order was revoked on June 21, 2005.

Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.

Dr. Terence H. Matthews is our founder, Chairman, and a shareholder. Dr. Matthews has been involved with us and previously with Mitel Corporation (now Zarlink), for over 18 years. In 1972, he co-founded Mitel Corporation and served as its President until 1985 when British Telecommunications plc bought a controlling interest in the company. In 2001, companies controlled by Dr. Matthews purchased a controlling interest in Mitel Corporation’s communications systems division and the “Mitel” trademarks to form Mitel. Between 1986 and 2000, Dr. Matthews founded Newbridge Networks Corporation and served as its Chief Executive Officer and Chairman. Dr. Matthews is also the founder of Celtic House Venture Partners, an early stage technology venture capital firm with offices in Canada and the United Kingdom, which invests in high technology companies. Dr. Matthews is also the founder and Chairman of Wesley Clover Corporation, a world class investment group with offices in the United Kingdom, Canada and Australia with investments in telecommunications, real estate and leisure. In addition, Dr. Matthews currently serves on the board of directors of a number of high technology companies, including BreconRidge and is Chairman of March Networks Corporation, Newport Networks Corporation and Bridgewater Systems Corporation. Dr. Matthews holds an honors degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan and Swansea, and Carleton University in Ottawa. In 1994, he was appointed an Officer of the Order of the British Empire, and in the Queen’s Birthday Honours 2001, he was awarded a Knighthood.

Donald W. Smith joined us in April 2001 as Chief Executive Officer and a member of our board of directors. Mr. Smith has more than 30 years of experience in the communications technology industry, including over six years at Mitel Corporation (now Zarlink) which he joined in 1979 as a Product Manager and left in 1986, after over four years at the Executive Vice President level. In 1996, Mr. Smith founded and was President and Chief Executive Officer of Cambrian Systems Corporation, a company focusing on metro optical systems. In December 1998, Cambrian Systems was acquired by Nortel Networks Corporation and from then until January 2000, Mr. Smith was Vice President and General Manager of OPTera Solutions, a division of Nortel. In January 2000, Mr. Smith was promoted to President of Optical Internet, Nortel. Mr. Smith holds a Bachelor of Science degree in Engineering from Imperial College, London University (U.K.).

Peter D. Charbonneau is a General Partner at Skypoint Capital Corporation, an early-stage technology venture capital firm, a position he has held since January 2001. From June 2000 to December 2000, Mr. Charbonneau was an Executive Vice President of March Networks Corporation. Previously, he spent 13 years at Newbridge Networks Corporation acting in numerous capacities including as Chief Financial Officer, Executive Vice President, President and Chief Operating Officer and Vice Chairman. He also served as a member of Newbridge’s board of directors between 1996 and 2000. Mr. Charbonneau was appointed to our board of directors on February 16, 2001 and currently serves on the board of directors of a number of other technology companies, including BreconRidge, March Networks Corporation, True Context Corporation and Galazar Networks Inc. Mr. Charbonneau holds a Bachelor of Science degree from the University of Ottawa and an MBA from University of Western Ontario (London, Ontario, Canada). He has been a member of the Institute of Chartered Accountants of Ontario since 1979 and in June 2003 was elected by the Council as a Fellow of the Institute in recognition of outstanding career achievements and leadership contributions to the community and to the profession.

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

Gilbert S. Palter is the Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P., a Canadian private equity firm. Mr. Palter has held this position since 1999, prior to which he was the founder, Chief Executive Officer and Managing Director of Eladdan Capital Partners, Inc., a private equity fund targeting middle-market Canadian and U.S. companies. Mr. Palter held the position of Vice-President at Smith Barney Canada Inc. in 1995 and was Associate Managing Director of Clairvest Group Inc., a TSX-listed private equity fund, from 1993 to 1994. He was appointed to our board of directors on April 23, 2004 and is also a member of the board of directors of a number of companies, including BreconRidge and Eurospec Manufacturing Inc., Stephenson’s Rental Services Inc. and the Continental Group and is Chairman of Specialty Catalog Corp. He is a former Chairman of Hair Club Group Inc., Trimaster Manufacturing Inc., BFI Canada Inc. and Farley Windows Inc. and was previously a director of Xantrex Technology Inc. Mr. Palter holds Bachelor of Computer Science and Economics degrees from the University of Toronto (Ontario, Canada) and an MBA from Harvard Business School.

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

Paul A.N. Butcher has worked with us and previously with Mitel Corporation (now Zarlink) for over 15 years. Since February 16, 2001, Mr. Butcher has been our President and Chief Operating Officer. He was a member of our board of directors from February 2001 until recently. From 1998 until February 2001, he was Senior Vice President and General Manager of Mitel Communication Systems, a division of Mitel Corporation, and from 1997 until 1998, Mr. Butcher was Managing Director for the Europe, Middle East and Africa region of Mitel Corporation where he focused on developing and delivering converged voice and data communications systems and applications for enterprises. Mr. Butcher has considerable international experience, including several European-based assignments as Marketing Director and General Manager of Mitel Communication Systems. He currently serves on the board of directors of Natural Convergence Inc. Mr. Butcher holds a Hi Tech Diploma from Reading College of Art and Technology (U.K.).

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

Norman Stout was appointed Chief Executive Officer of Inter-Tel and a member of Inter-Tel’s Board of Directors on February 22, 2006. He began his tenure at Inter-Tel in 1994 as a director. Four years later, he joined Inter-Tel as executive vice president, chief administrative officer and president of Inter-Tel Software and Services. Prior to joining Inter-Tel, Mr. Stout was Chief Operating Officer of Oldcastle Architectural Products and since 1996, Mr. Stout also had served as President of Oldcastle Architectural West. Mr. Stout held previous positions as President of Superlite Block; Chief Financial Officer and Chief Executive Officer (successively) of Boorhem-Fields, Inc. of Dallas, Texas; and as a Certified Public Accountant with Coopers & Lybrand. He currently serves on the board of Hypercom Corporation, a public company headquartered in Phoenix, Arizona. Mr. Stout holds a Bachelor of Business Administration degree in Accounting from Texas A&M and an MBA from the University of Texas. He currently holds the position of CEO, US.

Craig W. Rauchle was appointed President of Inter-Tel in February 2005. He was appointed Chief Operating Officer of Inter-Tel in August 2001 and served as its Executive Vice President from December 1994 to February 2005. As President and Chief Operating Officer of Inter-Tel, Mr. Rauchle was responsible for Inter-Tel’s sales and support functions, marketing, procurement, distribution and research and development activities. He had been its Senior Vice President and continued as President of Inter-Tel Technologies, Inc., its wholly owned sales subsidiary. Mr. Rauchle joined Inter-Tel in 1979 as Branch General Manager of the Denver Direct Sales Office and in 1983 was appointed the Central Region Vice President and subsequently the Western Regional Vice President. From 1990 to 1992, Mr. Rauchle served as President of Inter-Tel Communications, Inc. In 2006, he was elected to the board of directors of iMergent. Mr. Rauchle holds a Bachelor of Arts degree in Communications from the University of Denver. He currently holds the position of President, US.

Douglas W. Michaelides joined us in January 2006 as Vice-President, Marketing. From October 2003 to December 2005, Mr. Michaelides was Senior Vice President, Marketing at MTS Allstream Inc., one of Canada’s largest business telecommunications service providers. Before that he held various positions over a period of 20 years in sales and marketing at Nortel, culminating in the role of Vice President and General Manager of the global professional services business in 2001. Mr. Michaelides has a Bachelor of Science degree in electrical engineering from the University of Toronto and an MBA from York University (Toronto, Ontario, Canada).

Ronald G. Wellard joined us in December 2003 as Vice-President, Research and Development and currently holds the position of Vice-President of Product Development. Prior to July 2003, Mr. Wellard was a Vice-President at Nortel and notably held the position of Product Development Director for Meridian Norstar from 1994 to 1999. Mr. Wellard has a Bachelor of Applied Science, Systems Design Engineering degree from the University of Waterloo (Ontario, Canada).

B.	Compensation

The following table sets forth a summary of compensation paid during the fiscal year ended April 30, 2007 to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers (the “Named Executive Officers”):

Summary Compensation Table

			Long Term Compensation
			Securities Underlying Options
	Annual Compensation		and Deferred Share Units	All Other
Name and Principal Position	Salary	Bonus	Granted	Compensation

Donald W. Smith	$662,375	—	600,000 Common Shares	$10,549(3)
Chief Executive Officer (1)
Paul A.N. Butcher	$440,518	—	449,746 Common Shares	$21,926(4)
President and Chief Operating Officer (1)
Steven E. Spooner	$285,586	$26,373	400,000 Common Shares	$10,549(5)
Chief Financial Officer (1)
Graham Bevington	$382,736	—	84,000 Common Shares	$38,138(6)
Vice President and Managing Director, Europe, Middle East and Africa Region (2)
Roger K. Fung	$272,208		30,000 Common Shares
Vice President and Managing Director Asia-Pacific Region

(1)	Compensation paid in Canadian dollars, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Bank of New York for fiscal 2007 of C$1.00 = $0.8791.

(2)	Compensation paid in British Pounds Sterling, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Bank of New York for fiscal 2006 of GBP £1.00 = $1.911.

(3)	Mr. Smith’s other compensation is a car allowance of $10,549.

(4)	Mr. Butcher’s other compensation is comprised of a car allowance of $15,824 and a company contribution to our Deferred Share Unit Plan of $6,102.

(5)	Mr. Spooner’s other compensation is a car allowance of $10,549.

(6)	Mr. Bevington’s other compensation is a car allowance of $22,964 and a company contribution to a defined benefit plan of $14,575.

The following table sets forth information regarding options for the purchase of Common Shares granted during the fiscal year ended April 30, 2007 to our directors and Named Executive Officers:

					Market Value
	Number of		Percent of	Exercise	of
	Common		Total Option	Price	Common
	Shares		s	Per Common	Shares
	Underlying		Granted to	Share	Underlying
	Options		Employees in	($/Common	Options on	Expiration
Name	Granted(1)		Fiscal Year	Share)(2)	Date of Grant(3)	Date

Donald W. Smith	600,000		10.19%	$1.06	—	1-Feb-12
Paul A.N. Butcher	400,000		6.79%	$1.06	—	1-Feb-12
Steven E. Spooner	400,000		6.79%	$1.06	—	1-Feb-12
Graham Bevington	4,000		0.07%	$1.40	—	8-Jun-11
	80,000		1.36%	$1.06	—	1-Feb-12
Roger K. Fung	30,000		0.51%	$1.06	—	1-Feb-12
Dr. Terence H. Matthews	5,932		0.10%	$1.40	—	8-Jun-11
	95,996		1.63%	$1.12	—	28-Mar-12
Peter D. Charbonneau	22,034		0.37%	$1.40	—	8-Jun-11
	56,173		0.95%	$1.12	—	28-Mar-12
Kirk K. Mandy	20,339		0.35%	$1.40	—	8-Jun-11
	51,748		0.88%	$1.12	—	28-Mar-12
Gilbert S. Palter	—	(4)	—	—	—	—
Guthrie J. Stewart	—	(4)	—	—	—	—

(1)	The options vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year thereafter.

(2)	Option exercise prices have been set in Canadian dollars but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York on April 30, 2007 of C$1.00 = $0.90.

(3)	Values based on the midpoint of the public offering price range set forth on the cover page of this prospectus.

(4)	Options to purchase 105,101 Common Shares have been granted to EdgeStone Capital Equity Fund II Nominee, Inc. in connection with Mr. Palter and Mr. Stewart acting as directors of Mitel.

Non-employee directors are reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. Directors are also eligible to participate in our equity compensation plan.

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

We maintain directors and officers liability insurance in the amount of $15,000,000 for the benefit of our directors and officers. Our premium is $131,500 which covers the period from November 1, 2006 to November 1, 2007. No portion of the premium is paid by our directors and officers. The policy contains a deductible ranging from

$50,000 to $75,000 depending upon the nature of the claim. Our by-laws provide that we shall indemnify a director or officer against liability incurred in such capacity including acting at our request as director or officer of another corporation, to the extent permitted by the CBCA. The policy contains a number of exclusions and limitations to the coverage provided, as a result of which we may, under certain circumstances, be obligated to indemnify our directors or officers for certain claims which do not fall within the coverage provided under the policy. On June 10, 2004, the Board of Directors approved a form of indemnification agreement and authorized us to enter into indemnification agreements with each of the directors and Steve Spooner (CFO), along with certain other corporate officers designated from time to time by the board of directors.

Employment Contracts:

Donald W. Smith. Effective as of May 5, 2006, the Corporation executed an Agreement Amending the Amended and Restated Employment Agreement with Mr. Smith. Mr. Smith is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Smith is terminated without cause, he will receive a severance payment totaling 24 months’ salary and bonus compensation (paid over a 24-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Smith is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, continued vesting of options for one year. Mr. Smith receives a base salary of C$750,000, a monthly car allowance of C$1,000, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in the Corporation’s standard employee benefit plans. Mr. Smith is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee of the Board of Directors of the Corporation. Mr. Smith’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.

By way of a letter agreement between Mr. Smith and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 Common Shares of the Corporation with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Smith expire on March 1, 2012.

Paul A.N. Butcher. Paul Butcher is employed as President and Chief Operating Officer of the Corporation, reporting to the Chief Executive Officer. Effective as of May 5, 2006, the Corporation executed an Agreement Amending the Amended and Restated Employment Agreement with Mr. Butcher. Mr. Butcher is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Butcher is terminated without cause, he will receive a severance payment totaling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Butcher is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Butcher receives a base salary of C$500,000, a monthly car allowance of C$1,500, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in the Corporation’s standard employee benefit plans. Mr. Butcher is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee, in its sole discretion. Mr. Butcher’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.

By way of a letter agreement between Mr. Butcher and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Butcher options to purchase 1,000,000 Common Shares of the Corporation with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Butcher expire on March 1, 2012.

Steven E. Spooner. Steven Spooner is employed as Chief Financial Officer of the Corporation, reporting to our Chief Executive Officer. Effective as of January 1, 2006, the Corporation executed an Employment Agreement with Mr. Spooner under which he is employed for an indefinite term, subject to termination in accordance with its terms. If Mr. Spooner is terminated without cause, he will receive a severance payment totaling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Spooner is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Spooner receives a base salary of C$335,000, a monthly car allowance of C$1,000, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in the Corporation’s standard employee benefit plans. Mr. Spooner is also entitled to receive an annual bonus payment of up to 50% of his annual base salary, in an amount determined by the Compensation Committee, in its sole discretion. Mr. Spooner’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.

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

Norman Stout. Mr. Stout is employed as the Chief Executive Officer of Mitel US. Mr. Stout executed an employment agreement on October 12, 2006 with Inter-Tel with a term ending on August 1, 2009, unless the agreement is earlier terminated. During the term of the agreement, Mr. Stout is employed at his current annual salary of $400,000 per year (“Base Salary”) and is entitled to participate in any bonus or incentive plans made available by the Board to senior management and any benefit plans applicable to senior executives. If Mr. Stout terminates his employment for good reason or Mr. Stout is terminated by the Company without cause, Mr. Stout will receive a severance payment equal to his Base Salary (at the date of termination) for a period of 12 months or the remainder of the term of the agreement, whichever is longer. Alternately, if Mr. Stout is terminated without cause or Mr. Stout terminates his employment for good reason, within 90 days prior to a change of control or within 24 months following a change of control, then Mr. Stout will receive, among other things, (i) a lump-sum payment equal to his Base Salary (at termination or immediately prior to the change of control, whichever is greater) multiplied by 2.99 and (ii) a lump sum payment equal to the average annual bonus earned by him for the preceding five fiscal years, multiplied by 2.99. Mr. Stout is subject to restrictive covenants in the agreement, including an 18-month non-competition and non-solicitation period following termination of his employment for any reason, and a perpetual confidentiality agreement.

Our executive officers are eligible to receive incentive or bonus compensation at the discretion of the Compensation Committee based primarily on our financial performance, the executive’s attainment of certain goals and objectives and the compensation paid by comparable companies at a similar stage of development.

Indebtedness of Directors, Officers and Members of Senior Management:

None of our directors or officers, and no associate or affiliate of any of them, is or has been indebted to us at any time since the beginning of fiscal 2007.

Pension and Retirement Plans

We maintain defined contribution pension plans that cover substantially all of our employees. We match the contributions of participating employees to the defined contribution pension plans on the basis and to the extent of the percentages specified in each plan (ranging from 1% to 6%, depending on the plan).

There were no material accrued obligations at the end of fiscal 2007 pursuant to these defined contribution pension plans.

Our United Kingdom subsidiary also maintains a defined benefit pension plan. The defined benefit plan provides pension benefits based on length of service and final average earnings. At April 30, 2007, the projected benefit obligation of $173.9 million exceeded the fair market value of the net assets available to provide for these benefits of $123.4 million, resulting in a $50.5 million pension liability recorded in the consolidated balance sheet as at April 30, 2007.

Deferred Share Unit Plan

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

Currently, Paul Butcher, our President and Chief Operating Officer, is the only participant in our Deferred Share Unit Plan. As at April 30, 2007, 390,358 deferred share units have been awarded to Mr. Butcher under our Deferred Share Unit Plan, of which 242,062 of those units represent the value of his interest in our supplementary executive retirement plan (being C$242,062), which was transferred by us to the deferred share unit plan on May 31, 2005.

At April 30, 2007 we had recorded a liability of $0.5 million in the consolidated balance sheet in respect of our obligations under the Deferred Share Unit Plan.

C.	Board Practices

Our board of directors currently consists of seven members. Our articles of incorporation provide that the board of directors is to consist of a minimum of three and a maximum of fifteen directors as determined from time to time by the shareholders, and permit the directors to appoint additional directors in accordance with the CBCA within any fixed number from time to time. Shareholders have authorized a fixed number of nine directors. The term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, one quarter of our directors must be resident Canadians as defined in the CBCA.

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

As of September 30, 2007, (taking into account our recent acquisition of Inter-Tel, which closed on August 16, 2007) we had 3,256 employees of whom 767 were in Canada, 1,908 were in the United States and 581 were in the United Kingdom and other countries. We had 1,689, 1,652 and 1,518 employees at the end of fiscal year 2005, fiscal year 2006 and fiscal year 2007, respectively. In connection with our transition to an IP-based communications company, we have streamlined and centralized our back-end processes to improve operational efficiencies. We have taken significant steps in hiring new or cross training existing technical staff to meet the needs of the IP-based communications market. Annual revenues per employee during fiscal 2005, fiscal 2006 and fiscal 2007 were $203,000, $234,000 and $254,000, respectively, reflecting our continuing focus on improving operational efficiency.

We believe that our future success depends in large part on our ability to attract and retain highly skilled managerial, research and development, and sales and marketing personnel. Our compensation programs include opportunities for regular annual salary reviews, bonuses and stock options. Over 27.2% of our employees are also common shareholders and over 44.5% of our employees hold options to acquire our Common Shares. We believe we have been successful in our efforts to recruit qualified employees and believe relations with our employees are generally positive.

E.  Share Ownership

The Dr. Matthews group beneficially holds 38.7% of the voting power of our share capital, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders”.

Mr. Smith currently holds options to purchase 5,600,000 Common Shares. Of this amount, options to purchase 2,000,000 Common Shares were granted by us in accordance with our employee stock option plan granted on July 26, 2004 with an exercise price of C$1.00 per common share and 600,000 were granted on February 1, 2007 with an exercise price of C$1.18 per common share. The option to acquire the remaining 3,000,000 Common Shares, which have an exercise price of C$3.50 per common share, are options to purchase outstanding Common Shares of Mitel owned by Wesley Clover, which were granted to Mr. Smith by Dr. Matthews on March 1, 2002. Upon the exercise of these latter options, the proceeds of the exercise would be paid directly to Wesley Clover. The options granted by Wesley Clover on 3,000,000 of our Common Shares owned by Wesley Clover were intended to provide an additional incentive to Mr. Smith in connection with his employment by us. Had such options been issued by us, the aggregate option grant to Mr. Smith would have been an excessive drain on the limited pool of shares set aside by us under our employee stock option plan. The options granted to Mr. Smith on the Common Shares currently held by Wesley Clover have all vested and expire on March 1, 2012. As of September 30, 2007, 4,500,000 options at an exercise price ranging from C$1.00 to C$3.50 per common share have vested. Mr. Smith has not exercised any stock options to date.

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

As at September 30, 2007, there are options to purchase 17,118,566 Common Shares.

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

As at September 30, 2007, options to acquire 5,288,613 Common Shares are currently issued and outstanding under the 2006 Equity Incentive Plan.

As at September 30, 2007, options to acquire 22,407,179 Common Shares are currently issued and outstanding under both the 2001 Stock Option Plan and the 2006 Equity Incentive Plan representing approximately 5% of the outstanding shares (calculated on an as if converted to Common Shares basis if the Class 1 Preferred Shares were to be converted into Common Shares using 767.08 to 1 (as set forth in the terms of the conversion formula of the Class 1 Preferred Shares.)

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of September 30, 2007 concerning the beneficial ownership of our shares as to each person known to our management to be the beneficial owner of 5% or more of our outstanding capital:

	Beneficial Amount Owned(1)				Percentage Held
	Class 1		Voting		Class 1
	Preferred	Common	Power		Preferred	Common	Voting
	Shares	Shares	(2)		Shares	Shares	Power(2)

Dr. Matthews Group(8)
Dr. Matthews	13,500	1,143,402	11,640,325		4.4%	0.4%	2.6%
Celtic Tech Jet Corporation	0	4,555,169	4,555,169		0.0%	1.6%	1.0%
Wesley Clover Corporation	0	158,790,234	158,790,234		0.0%	55.9%	35.1%

	13,500	164,488,805	174,985,728	(3)	4.4%	57.9%	38.7%

Francisco Partner Group(8)
Arsenal HoldCo I S.a.r.l	205,819	15,596,446	175,630,638		67.0%	5.5%	38.9%
Arsenal HoldCo II S.a.r.l	13,928	1,055,429	11,885,153		4.6%	0.4%	2.6%

	219,747	16,651,875	187,515,791	(4)	71.6%	5.9%	41.5%

Her Majesty the Queen in Right of Canada	0	32,140,528	32,140,528		0.0%	11.3%	7.1%
Morgan Stanley Principal Investments, Inc.	43,340	3,284,196	36,983,003	(5)	14.1%	1.2%	8.2%
EdgeStone	19,000	10,450,299	25,223,493	(6)	6.2%	3.7%	5.6%
PTIC	11,500	14,327,483	23,269,053	(7)	3.7%	5.0%	5.1%

(1)	Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person or entity who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares that a person would receive upon exercise of stock options or warrants, or upon conversion of convertible securities held by that person that are exercisable or convertible within 60 days of the determination date. Shares issuable pursuant to exercisable or convertible securities are deemed to be outstanding for computing the percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Percentage of Voting Power is calculated based on the beneficial amount owned divided by total shares outstanding including warrants, options or other convertible securities which are exercisable or convertible within 60 days into our Common Shares. For the purposes of calculating the percentage of Voting Power, the Class 1 Preferred Shares convert into our Common Shares on a 1 for 777.546 basis (after taking into consideration the 8% per annum accretion, calculated to 60 days after the determination date)

(3)	Includes the common share equivalent to 13,500 Class 1 Preferred Shares of 10,496,923 and 158,790,234 Common Shares owned by Wesley Clover and the 4,555,169 Common Shares owned by CTJL and 120,406 stock.

(4)	Includes the common share equivalent to 219,747 Class 1 Preferred Shares of 170,863,916 and 16,651,875 warrants that are currently exercisable.

(5)	Includes the common share equivalent to 43,340 Class 1 Preferred Shares of 33,698,807 and 3,284,196 warrants that are currently exercisable.

(6)	Includes the common share equivalent to 19,000 Class 1 Preferred Shares of 14,773,194 and 5,359,893 Common Shares and 90,406 options that are currently exercisable and 5,000,000 warrants that are currently exercisable.

(7)	Includes the common share equivalent to 11,500 Class 1 Preferred Shares of 8,941,570 and 13,456,042 Common Shares and 871,441 warrants that are currently exercisable.

(8)	The parties to the 2007 Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the Francisco Partners and Matthews nominees are elected. See Item 10.C. “Additional Information — Material Contracts — 2007 Shareholders Agreement” for a discussion of the 2007 Shareholders Agreement.

Our major shareholders do not have different voting rights than other shareholders. We are not aware of any arrangements, the operation of which would result in a change in control of Mitel.

United States Shareholders:

On September 30, 2007, we had 495 registered shareholders with addresses in the United States holding approximately 5,149,443 Common Shares and three registered shareholders holding 263,087 Class 1 Preferred Shares or combined on an as if converted to Common Shares basis approximately 46.39% of the total number of issued and outstanding shares. United States residents also hold options to purchase 1,530,801 Common Shares. Residents of the United States may beneficially own Common Shares registered in the names of non-residents of the United States.

B.  Related Party Transactions

Set forth below is a description of transactions between us and persons or entities that are deemed to be related parties to us for the period from April 30, 2004 to October 23, 2007.

BreconRidge Manufacturing Solutions Corporation

We have or had the following agreements and related transactions involving BreconRidge, a company in which, as of September 30, 2007 (a) Dr. Matthews holds approximately a 27.1% ownership interest, and (b) EdgeStone holds approximately a 51.05% ownership interest. EdgeStone is one of our shareholders and two of our directors are partners of EdgeStone and directors of BreconRidge. One of these directors is the Chairman of the BreconRidge board of directors. Dr. Matthews and Mr. Charbonneau, who are members of our board of directors, also sit on the BreconRidge board of directors.

Outsourcing of Manufacturing and Repair Operations

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

The supply agreement with BreconRidge does not contain any minimum purchase requirements. We periodically renegotiate manufacturing pricing with BreconRidge and, where appropriate, retain a consultant and obtain quotes for manufacturing from independent manufacturers and for raw materials from suppliers. Under the terms of the supply agreement, we are not obligated to purchase products from BreconRidge in any specific quantity unless and until a binding purchase order has been issued. We may be obligated to purchase certain excess inventory levels from BreconRidge that could result from our actual sales varying from forecasts we provide. BreconRidge is required to purchase our raw material inventory before turning to third party suppliers for raw materials. During fiscal 2007, we purchased $91.0 million of products and services from BreconRidge (2005 — $94.2 million; the Transition Period — $1.8 million; 2006 — $101.4 million) and sold $2.1 million of raw material inventory to BreconRidge (2005 — $0.9 million; the Transition Period — $0.1 million; 2006 — $0.4 million) under this agreement. As at April 30, 2007, balances payable by us pursuant to this agreement amounted to $24.2 million (2005 — $15.4 million; 2006 — $24.0 million) and balances receivable by us pursuant to this agreement amounted to $2.8 million (2005 — $1.7 million; 2006 — $0.7 million).

Pursuant to the terms of the supply agreement, we may supply to or purchase from BreconRidge certain tools used in the manufacturing process on a monthly basis. These manufacturing tools are capitalized by us as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2007, manufacturing tools purchased from BreconRidge pursuant to the terms of the supply agreement amounted to $0.2 million (2005 — $0.2 million; the Transition Period — $nil; 2006 — $0.9 million).

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

Management Services:

On August 30, 2001, we also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements (described below), as well as human resources and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During fiscal 2007 we provided services valued at $0.2 million under these agreements (2005 — $1.0 million; the Transition Period — $nil; 2006 — $0.5 million).

Leased Property:

On August 31, 2001, we entered into a sublease agreement, as sublessor, with BreconRidge for certain office and manufacturing facilities in Ottawa totaling approximately 160,000 square feet, under terms and conditions reflecting what management believed were prevailing market conditions at the time the sublease was entered into. The sublease agreement expired on August 31, 2006. BreconRidge vacated the premises in 2004 and the sublease agreement has not been renewed. Accordingly, during fiscal 2007, the company no longer earned any rental income for these leased premises (2005 — $2.0 million; the Transition Period — $nil; 2006 — $0.5 million).

On August 31, 2001, we entered into a sublease agreement, as sublessor, with BreconRidge for certain office and manufacturing space located in Caldicot, United Kingdom totaling 94,161 square feet under terms and conditions reflecting what management believed were prevailing market conditions at the time the sublease was entered into. On August 31, 2005, we sold the Caldicot property, and the sublease was assigned to the new owner. Accordingly, during fiscal 2007, we no longer received any rental income for the leased premises (2005 — $1.6 million; the Transition Period — $nil; 2006 $0.6 million).

Brookstreet Research Park Corporation

Our Corporate Head Offices (located in Ottawa, Canada) totaling approximately 512,000 square feet are leased from Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into, for a period of 10 years, expiring on February 15, 2011. During fiscal 2007, we incurred $6.6 million of rent expense for the leased premises (2005 — $5.9 million; the Transition Period — $0.1 million; 2006 — $6.5 million).

March Networks Corporation

We have, or during the past three years have had, the following agreements involving March Networks, a company in which Dr. Matthews owned directly or indirectly approximately 19.0% of the issued and outstanding shares, as of June 20, 2007, and of which he is the chairman of the board of directors. Mr. Charbonneau, one of our directors, also sits on March Networks board of directors.

On September 21, 2001, we entered into an alliance agreement, as amended, with March Networks Corporation. The alliance agreement contemplated that we and March Networks would enter into subsequent joint development agreements for the development of future products. No joint development agreements were entered into and the alliance agreement automatically terminated on March 31, 2005.

On October 10, 2002, we entered into the TPC Agreement with Her Majesty the Queen in Right of Canada, Mitel Knowledge Corporation and March Networks pursuant to which we and March Networks agreed to carry out a research and development project in consideration of a grant by Industry Canada in the amount of the lesser of (i) 25% of project cost elements incurred by us, March Networks and Mitel Knowledge Corporation and (ii) C$60 million. See Item 10.C. “Additional Information — Material Contracts — TPC Agreement.”

We also entered into a referral and teaming agreement effective as of October 31, 2003, as amended, with March Networks pursuant to which we have agreed to sell March Networks’ products in return for the payment by March Networks of a commission to us equal to 10% of each sale of March Networks’ products made through our channel partners. This agreement expired on October 31, 2005 and was not renewed. During fiscal 2007, we sold $0.1 million and purchased $0.1 million in products and services (2005 — $nil and $0.4 million; the Transition Period — $nil; 2006 — $nil and $0.3 million) from March Networks under this agreement.

Zarlink Semiconductor Inc.

We have or had during the past three years the following agreements involving Zarlink, a company which no longer holds any ownership interest in Mitel as of September 30, 2007, but did hold 4.87% of our shares prior to August 16, 2007. The CEO and President of Zarlink, Kirk Mandy, sits on our board of directors.

Supply Agreement:

In connection with the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink, we entered into a non-exclusive supply agreement dated February 16, 2001, as amended, with Zarlink pursuant to which Zarlink has agreed to supply semiconductor components to us under terms and conditions reflecting what management believes were prevailing market conditions at that time. The initial term of the agreement is 10 years with subsequent automatic annual renewals. During fiscal 2007, we paid Zarlink less than $0.05 million for supplies under this agreement (2005 — less than $0.05 million; the Transition Period — $nil; 2006 — less than $0.05 million).

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

Under the terms of the supply agreement, Zarlink granted us a non-exclusive license in the Zarlink intellectual property, Zarlink improvements and Zarlink-developed new technology relating to the supplied components. We have the limited right to grant sublicenses only to semiconductor second source suppliers for the manufacture of hybrid and semiconductor components which incorporate our intellectual property.

Other Supply Arrangements:

During fiscal 2007, we indirectly, through our contract manufacturers, including BreconRidge, purchased $5.1 million in supplies from Zarlink (2005 (including the Transition Period) — $6.6 million; 2006 — $7.4 million). See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — BreconRidge Manufacturing Solutions Corporation.”

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

Wesley Clover Corporation

Dr. Matthews wholly-owns directly or indirectly Wesley Clover Corporation. During fiscal 2007, we paid $0.2 million to Wesley Clover for various services and sold $0.2 million of various products and services to Wesley Clover (2005 — less than $0.05 million; the Transition Period — $nil; 2006 — less than $0.05 million).

On September 21, 2006, we closed a common share warrant offering under which we sold warrants to Wesley Clover for total consideration of $15 million. As part of the Re-Organization Transactions, on August 16, 2007, these warrants were purchased for cancellation and Dr. Matthews was issued warrants to purchase Common Shares as described in Item 10.C. “Material Contracts — Warrants” and 13,500 Class 1 Preferred Shares.

Other Transactions

We have entered into technology transfer, technology licensing and distribution agreements with each of the following companies related to Dr. Matthews under terms reflecting what management believes were prevailing market conditions at the time the agreements were entered into: NewHeights Software Corporation, MKC Corporation, Encore Networks, Inc. and Natural Convergence Inc. These companies develop technology that we integrate with, distribute or sell alone or as part of our own products.

•	NewHeights Software (a corporation formerly controlled by Owen Matthews, who is related to Dr. Matthews) may have been deemed a related party because Dr. Matthews indirectly owns approximately 40% of Counterpath Solutions, which closed its acquisition of NewHeights on August 2, 2007. During fiscal 2007, we paid NewHeights $2.2 million in software royalties relating to a customized desktop communication management software application which we integrate and distribute as Your Assistant (2005 — $0.8 million; the Transition Period — $nil; 2006 — $2.6 million). We also received $0.1 million of rental and other income from NewHeights during fiscal 2007 (2005 — $0.1 million; the Transition Period — $nil; 2006 — $0.1 million).

•	Encore Networks may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 70% of that company. During fiscal 2007, we paid Encore less than $0.05 million for the purchase of certain signaling conversion hardware and software which we distribute as part of our product line and for other services (2005 — $nil; the Transition Period — $nil; 2006 — $0.2 million). We also received $0.2 million of other income from Encore Networks during fiscal 2007 (2005 — $0.1 million; the Transition Period — $nil; 2006 — $0.1 million).

•	MKC Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 82% of that company, prior to September 1, 2006 when MKC Corporation merged with NewHeights Software. During fiscal 2007, we paid MKC $nil for the purchase of SIP-based equipment and software components (2005 — $0.1 million; the Transition Period — $0.1 million; 2006 — $nil). On

April 1, 2006, we entered into a purchase and sale agreement whereby we purchased certain SIP-based IP assets from MKC. The purchase price for the assets is payable in the form of a royalty equal to $0.50 for each Mitel SIP-enabled IP desktop device we sell over the next five years, up to a maximum royalty value, in the aggregate, of C$1.3 million. During fiscal 2007, we recorded royalties payable to MKC of $0.1 million relating to this agreement.

•	Natural Convergence may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 20% of that company. During fiscal 2007, we paid Natural Convergence $2.1 million for a non-exclusive, worldwide software license and other hardware and software products associated with our Mitel 3600 Hosted IP Key System product (2005 — $0.1 million; the Transition Period — $nil; 2006 — 0.8 million). On April 25, 2006, we entered into an agreement with Natural Convergence to purchase certain pre-paid software licenses associated with our 3600 Hosted IP Key System product. Under the agreement, we agreed to purchase $1.2 million worth of software licenses, payable in four equal instalments of $0.3 million per quarter over the course of our fiscal 2007. At our option, we may instead use any unpaid instalments to invest in certain secured debentures of Natural Convergence which are (a) repayable to us (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of Natural Convergence on the occurrence of certain events. If we exercise the option to invest in the convertible debentures of Natural Convergence, we are also entitled to receive a warrant of Natural Convergence entitling us to acquire a number of Common Shares of Natural Convergence equal to the dollar amount of our investment divided by $1.00, at an exercise price per common share of C$0.0001. In May 2006, we purchased $0.3 million in pre-paid software licenses under the agreement. In August 2006 and November 2006, we exercised our option under the agreement and used the second and third installment payments to purchase a total of $0.6 million of Natural Convergence convertible debentures. In November 2006, Natural Convergence completed a qualifying financing of $10.0 million of Class C Preferred Shares and so our entire $0.6 million balance of debentures and $0.1 million accrued interest was automatically converted into Class C Preferred Shares of Natural Convergence at a 5% discount. In February 2007, we invested our fourth and final installment payment in $0.3 million of Class C Preferred Shares and exercised the warrants we received in connection with the convertible debentures. At April 30, 2007 we held 8,467,523 of Class C Preferred Shares and 600,000 Common Shares in Natural Convergence, representing an aggregate ownership of 5.6%.

In addition to the license and financing agreement, we also purchased $2.1 million of products and services from Natural Convergence during fiscal 2007 (2005 — $nil; the Transition Period — $nil; 2006 — $0.3 million).

In addition, we purchased services from the following companies related to Dr. Matthews:

•	CTJL may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During fiscal 2007, we paid $0.1 million to CTJL for chartered plane rentals (2005 — less than $0.05 million; the Transition Period — $nil; 2006 — less than $0.05 million).

•	Brookstreet Hotel Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During fiscal 2007, we paid $0.2 million to Brookstreet Hotel for accommodations and meeting space (2005 — less than $0.05 million; the Transition Period — $nil; 2006 — $0.2 million).

•	The Celtic Manor Resort Limited may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During fiscal 2007, we paid less than $0.05 million to The Celtic Manor Resort Limited for accommodations and meeting space (2005 — $0.3 million; the Transition Period — $nil; 2006 — $0.1 million).

•	Bridgewater Systems Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 12% of that company. During fiscal 2007, there were no sales made to Bridgewater (2005 — $nil; the Transition Period — $nil; 2006 — $0.1 million).

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

By way of letter agreements between Dr. Matthews and each of Mr. Donald Smith, our Chief Executive Officer, and Mr. Paul Butcher, our President and Chief Operating Officer, dated, in each case, March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 of our Common Shares and to Mr. Butcher options to purchase 1,000,000 of our Common Shares owned by Dr. Matthews. Any proceeds on the exercise of these options will be payable by Mr. Smith and Mr. Butcher to Dr. Matthews and not to us. The options granted to Mr. Smith and Mr. Butcher expire on March 1, 2012. A similar agreement was entered into between Mr. Peter Charbonneau, one of our directors, and Dr. Matthews on February 16, 2001, as amended, for 900,000 of our Common Shares owned by Dr. Matthews. These options granted to Mr. Charbonneau expire on February 16, 2011. As of September 30, 2007, all of these options had vested and none had been exercised.

Registration Rights

In connection with the acquisition of Inter-Tel on August 16, 2007, we entered into a registration rights agreement with the Investors, Dr. Matthews, EdgeStone and other shareholders in which we agreed to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United States and/or Canada. Mr. Palter, who is a director of ours, is the Managing Partner of EdgeStone. See Item 10.C. “Additional Information — Material Contracts — Registration Rights Agreement.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Item 17 “Financial Statements”.

Legal Proceedings

We are involved in legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. In particular, as is common in our industry, we have received notices alleging that we infringe patents belonging to various third parties. These notices are dealt with in accordance with our internal procedures, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this document, we are not party to any litigation that we believe is material to our business other than litigation set at in Item 4.A. “Information of Mitel — History and Development of Mitel — Significant Developments Subsequent to Fiscal 2006”.

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

Please refer to Item 4.A. “Information on Mitel — History and Development of Mitel — Significant Developments Subsequent to Fiscal 2006” for a discussion of the Merger, Equity Financing, Debt Financing and Re-Organization Transactions.

Other than as set forth in Item 4.A. “Information on Mitel — History and Development of Mitel” and Item 10.C. “Additional Information — Material Contracts” no other significant changes have occurred since the date of the audited consolidated financial statements included in Item 17 “Financial Statements”. For further information concerning the subsequent event transactions, please see Note 29 to the Financial Statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our Common Shares and preferred shares are not listed for trading on any stock exchange or any other regulated market and, under our articles, are subject to restrictions on transfer. None of our securities have been registered under the United States Securities Act of 1933 , as amended, or any state securities laws, or qualified under the securities laws of Canada or any province of Canada, or the securities laws of any other country or governmental subdivision of any such country. The terms of our articles of incorporation also prohibit any transfer of shares without consent of our board of directors. Therefore, there are significant restrictions on the resale of our shares. Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for further information concerning our Common Shares and preferred shares, including share transfer restrictions.

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

On August 16, 2007, we amended our articles of incorporation to create two new classes of shares: Class 1 Convertible Preferred Shares and Class 2 Preferred Shares. We also amended the articles to delete the authorized and unissued Class A Convertible Preferred Shares (including the Class A Convertible Preferred Shares, Series 1) and Class B Convertible Preferred Shares (including the Class B Convertible Preferred Shares, Series 1).

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

Share Capital:

Pursuant to our articles of incorporation, as amended, our authorized capital consists of an unlimited number of Common Shares without par value, and, as described below, an unlimited number of Class 1 Convertible Preferred Shares (or “Class 1 Preferred Shares”, as they are referred to in this annual report), issuable in series, and Class 2 Preferred Shares (or “Class 2 Preferred Shares”, as they are referred to in this annual report), issuable in series. Each common share ranks equally as to dividends, voting rights and as to the distribution of assets on winding-up for liquidation. Holders of Common Shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.

The articles also provide that none of our shares may be transferred without the consent of our board of directors evidenced by a resolution passed by them and recorded in our books.

By-law No. 1A provides that, subject to the CBCA and our articles, shares may be issued at such times and to such persons and for such consideration as our board of directors may determine.

The rights, privileges, restrictions and conditions attached to the Class 1 Preferred Shares and the Class 2 Preferred Shares are set out in the Articles of Amendment dated August 16, 2007 and attached as Exhibit 1.6.

The following summarizes the key rights, privileges, restrictions and conditions attached to the Class 1 Preferred Shares and Class 2 Preferred Shares:

Class 1 Preferred Shares:

(a) Issue Price — $1,000.00 per Class 1 Preferred Share.

(b) Conversion, Liquidation and Redemption Value — For the purposes of calculating the conversion ratio for the purpose of conversion of the Class 1 Preferred Shares into Common Shares, the value of each Class 1 Preferred Share is initially equal to $1,000 per share but will increase at the rate of 8% per annum (the “Accreted Value”). Accordingly, after one year following the date of issuance of the Class 1 Preferred Shares, the Accreted Value per share will be $1,080. For the purposes of calculating (i) the liquidation preference attributable to the Class 1 Preferred Shares; and (ii) the redemption amount for the Class 1 Preferred Shares, the value of each Class 1 Preferred Share is initially be equal to $970.35 per share but will increase at the rate of 8% per annum (the “Net Accreted Value”). Accordingly, after one year following the date of issuance of the Class 1 Preferred Shares, the Net Accreted Value per share will be approximately $1,047.98.

(c) Conversion — Each Class 1 Preferred Share is convertible, in whole or in part, at the holder’s option, at any time into a number of Common Shares equivalent to the Accreted Value of such Class 1 Preferred Share divided by $1.3161, subject to adjustment. Accordingly, on the date the Class 1 Preferred Shares are issued, each Class 1 Preferred Share is convertible into 759.8207 Common Shares. On the date that is one year following the date of issuance of the Class 1 Preferred Shares, assuming no other adjustments are applicable, each Class 1 Preferred Share will be convertible into 820.6063 Common Shares.

(d) Ranking — The Class 1 Preferred Shares will, with respect to dividend rights and rights on liquidation, rank prior to the Class 2 Preferred Shares, the Common Shares and to all other classes or series of our equity securities.

(e) Dividends — The holders of the Class 1 Preferred Shares are entitled to receive, if, as and when declared by the Board of Directors out of monies properly applicable to the payment of dividends, the amount of any dividends that the holders of Class 1 Preferred Shares would have received by way of dividends paid on the Common Shares had they converted their Class 1 Preferred Shares into Common Shares.

(f) Liquidation Preference — In the event of any liquidation, winding up or change of control of the Corporation, the holders of the Class 1 Preferred Shares will be entitled to receive, in preference to the holders of the Class 2 Preferred Shares and the Common Shares, a per share amount equal to the greater of: (i) the Net Accreted Value; and (ii) the value per share of the Common Shares into which the Class 1 Preferred Shares are convertible immediately prior to such liquidation, winding up or change of control, plus, in each case, any declared but unpaid dividends (the “Terminal Redemption Value”). The holders of Class 1 Preferred Shares shall have the right to convert their shares into Common Shares immediately prior to a liquidation, winding up or change of control.

(g) Voluntary Redemption after Five Years — The Class 1 Preferred Shares are not redeemable by the Corporation or the holders prior to the fifth anniversary of the issuance of the Class 1 Preferred Shares. The Class 1 Preferred Shares are redeemable on or after the fifth anniversary (plus one day) of the issuance of the Class 1 Preferred Shares at the option of a majority of the holders at the Net Accreted Value, or at our option at the Terminal Redemption Value. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing.

(h) Mandatory Redemption after Seven Years — The Class 1 Preferred Shares are subject to mandatory redemption on the seventh anniversary of the issuance of the Class 1 Preferred Shares for an amount in cash per Class 1 Preferred Share equal to the Terminal Redemption Value. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing.

(i) Mandatory Conversion — The Corporation has the right to require the conversion of the issued and outstanding Class 1 Preferred Shares into Common Shares at the then-applicable conversion ratio immediately prior to, and conditional upon, the closing of a public offering in which the aggregate gross cash proceeds to the Corporation are not less than $100,000,000 and in which the Common Shares are listed on one or more stock exchanges (which includes the Toronto Stock Exchange and the Nasdaq Stock Market), provided that the value per Class 1 Preferred Share on an as-converted to Common Shares basis is equal or greater than: (a) 150% of the Net Accreted Value if the public offering is completed within one year after the issuance of the Class 1 Preferred Shares; (b) 175% of the Net Accreted Value if the public offering is completed after the first anniversary but on or before the end of the second anniversary of the issuance of the Class 1 Preferred Shares; or (c) 200% of the Net Accreted Value if the public offering is completed after the second anniversary of the issuance of the Class 1 Preferred Shares.

(j) Anti-dilution Provision — The Class 1 Preferred Shares contain customary anti-dilution protections, including weighted-average price protection.

(k) Voting Rights — The Class 1 Preferred Shares vote together with the Common Shares and not as a separate class except as otherwise required by law. Each Class 1 Preferred Share entitles the Class 1 Preferred Holder to the number of votes per share equal to the number of Common Shares that would be issuable on conversion of such Class 1 Preferred Share.

(l) Protective Provisions — For so long as any Class 1 Preferred Shares remain outstanding, the Corporation will not, without the consent of the holders of a majority of the Class 1 Preferred Shares (i) create or issue (by merger, reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Class 1 Preferred Shares, (ii) issue any additional Class 1 Preferred Shares, (iii) change the rights, privileges, restrictions or conditions of the Class 1 Preferred Shares, (iv) increase or decrease the authorized number of Common Shares or Class 1 Preferred Shares, or (v) declare any dividends on any class of shares.

Class 2 Preferred Shares:

(a) Directors’ Authority to Issue One or More Series — Our directors may, at any time and from time to time, issue the Class 2 Preferred Shares in one or more series.

(b) Terms of Each Series — Our directors shall fix the number of shares in particular series of series being issued and shall determine, subject to any limitations set out in the our articles, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series.

(c) Ranking of the Class 2 Preferred Shares — No rights, privileges, restrictions or conditions attaching to a series of Class 2 Preferred Shares shall confer upon a series a priority over any other series of Class 2 Preferred Shares in respect of the payment of dividends or return of capital in the event of the liquidation, dissolution or winding up of the Corporation. The Class 2 Preferred Shares of each series shall rank on a parity with the Class 2 Preferred Shares of every other series with respect to priority in the payment of dividends and the return of capital in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital of the Corporation among its shareholders for the purpose of winding up its affairs.

(d) Priority — The Class 2 Preferred Shares shall rank junior to the Class 1 Preferred Shares, but shall be entitled to priority as hereinafter provided over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class 2 Preferred Shares, with respect to the return of capital, the distribution of assets and the payment of declared but unpaid dividends in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. The Class 2 Preferred Shares shall rank junior to the Class 1 Convertible Preferred Shares, but shall be entitled to priority over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Class 2 Preferred Shares with respect to priority in the payment of any dividends.

(e) Liquidation Preference — In the event of the liquidation, dissolution or winding up of the Corporation, the holders of the Class 2 Preferred Shares of any series shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation as may be required by law:

(i) to receive in respect of the shares of such series, prior to any distribution to the holders of Common Shares, the amount, if any, provided for in the rights, privileges, restrictions and conditions attached to the shares of such series; and

(ii) if and to the extent provided in the rights, privileges, restrictions and conditions attached to the shares of such series, to share in the remaining assets of the Corporation (subject to the rights, if any, of holders of any other class or series of shares of the Corporation to first receive payment of amounts in such event, if and to the extent provided in the rights, privileges, restrictions and conditions attached to any such shares).

(f) Other Preferences — The Class 2 Preferred Shares of any series may also be given such other preferences, not inconsistent with the articles of the Corporation over the Common Shares and any other shares of the Corporation ranking junior to the Class 2 Preferred Shares as may be determined in the case of such series of Class 2 Preferred Shares in accordance with paragraph 3 hereof.

(g) Conversion Right — The Class 2 Preferred Shares of any series may be made convertible into or exchangeable for Common Shares of the Corporation.

(h) Redemption Right — The Class 2 Preferred Shares of any series may be made redeemable, in such circumstances, at such price and upon such other terms and conditions, and with such priority, as may be provided in the rights, privileges, restrictions and conditions attached to the shares of such series.

(i) Dividends — We may at any time and from time to time declare and pay a dividend on the Class 2 Preferred Shares of any series without declaring or paying any dividend on the Common Shares or any other shares of any other class of the Corporation ranking junior to the Class 2 Preferred Shares. The rights, privileges, restrictions and conditions attached to the Class 2 Preferred Shares of any series may include the right to receive a dividend concurrently with any dividend declared on any other class or series of shares of the Corporation, to be calculated in the manner set forth in the rights, privileges, restrictions and conditions attached to the shares of such series of Class 2 Preferred Shares.

(j) Voting Rights — Except as may be otherwise provided in our articles or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class 2 Preferred Shares, the holders of Class 2 Preferred Shares as a class shall not be entitled as such to receive notice of, nor to attend or vote at any meeting of the shareholders of the Corporation.

(k) Variation of Rights — The rights, privileges, restrictions and conditions attaching to the Class 2 Preferred Shares as a class may be added to, amended or removed at any time with such approval as may then be required by law to be given by the holders of the Class 2 Preferred Shares as a class.

Please refer to Item 10.C. “Material Contracts — Warrants” and “Material Contracts — TPC Agreement” for a description of warrants and Item 6.E. “Share Ownership” for a description of equity compensation plans.

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

Merger Agreement:

Pursuant to an Agreement and Plan of Merger dated as of April 26, 2007 among us, Inter-Tel and Arsenal Acquisition Corporation, a wholly-owned subsidiary of Mitel, we agreed to acquire Inter-Tel for $25.60 per share, in cash, representing a total purchase price of approximately $729 million (the “Merger”). Pursuant to the Merger Agreement, Arsenal was merged with and into Inter-Tel and we indirectly acquired all of the outstanding stock of Inter-Tel such that Inter-Tel became a wholly-owned subsidiary of Mitel. The Merger closed on August 16, 2007.

In order to effect the Re-Organization Transactions described in Item 4.A. — Information on Mitel — History and Development of Mitel, we undertook negotiations with the holders of various rights and entered into various agreements with certain of our shareholders, as follows:

•	In order to effect a return of capital on Series A Preferred Shares, the conversion of the Series A Preferred Shares into Class 1 Preferred Shares and Common Shares and the termination of the Series 2 Warrants, each as described in Item 4.A. — Information on Mitel — History and Development of Mitel, we entered into a Return of Capital, Voting and Conversion Agreement with EdgeStone (the “EdgeStone Return of Capital, Voting and Conversion Agreement”).

•	In order to effect the conversion of the PTIC Series B Preferred Shares and repurchase one-half of the Common Shares issued to PTIC upon such conversion, as described above, we entered into a Common Share Repurchase, Voting and Conversion Agreement with PTIC (the “PTIC Common Share Repurchase, Voting and Conversion Agreement”).

•	In order to effect the repurchase of the Zarlink Common Shares, as described above, we entered into a Common Share Repurchase and Voting Agreement with Zarlink (the “Zarlink Common Share Repurchase and Voting Agreement”).

•	In order to effect the conversion of the Wesley Clover Series B Preferred Shares and the repurchase for cancellation and termination of the Matthews Warrants, as described above, we entered into a Warrant Repurchase, Voting, and Conversion Agreement with Dr. Matthews, Wesley Clover and CTJL (the “Matthews Warrant Repurchase, Voting and Conversion Agreement”).

In connection with and as a condition of the Equity Financing, each of Zarlink, PTIC, EdgeStone, Dr. Matthews, Wesley Clover and CTJL agreed to enter into a termination agreement (the “Termination Agreement”) which terminated the existing shareholders agreement, as amended, and the existing registration rights agreement, to which agreements they were each a party, as described in our 2006 20-F filing. We entered into a new shareholders agreement and a new registration rights agreement with certain shareholders as set out below.

2007 Shareholders Agreement:

We entered into a 2007 Shareholders Agreement on August 16, 2007 with the Investors, Dr. Matthews, Wesley Clover Corporation, CTJL and PTIC and EdgeStone. The 2007 Shareholders Agreement contains provisions relating to the entitlement of Arsenal and Matthews to appoint directors to the Board, and various other provisions respecting the management of the Corporation and dealings with the securities of the Corporation held by the Shareholders which are parties to the 2007 Shareholders Agreement. Wesley Clover and CTJL are corporations controlled directly or indirectly by Dr. Matthews. Arsenal is controlled directly or indirectly by Francisco Partners.

Please see Item 3.D. “Key Information — Risk Factors”. Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” and Item 6.A. “Directors, Senior Management and Employees Directors and Senior Management” for further information concerning the equity financing and the 2007 Shareholders Agreement.

Registration Rights Agreement:

Pursuant to the registration rights agreement dated August 16, 2007 (the “Registration Rights Agreement”) among us and the Investors, Dr. Matthews, Wesley Clover, CTJL, PTIC and EdgeStone, the holders of registration rights under this agreement are entitled to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United States and/or Canada.

Convertible Notes:

Senior Secured Convertible Note Transaction:

On April 27, 2005, we completed a convertible debt financing transaction, in which we issued and sold $55.0 million in aggregate principal amount of convertible notes and warrants to purchase 16.5 million of our Common Shares. In addition to the Re-Organization Transactions described above, we refinanced the $55,000,000 principal amount of the convertible notes (as described in our 2006 20-F filing) by prepaying the convertible notes immediately prior to the completion of the Merger. The convertible notes were not prepayable without the consent of the Noteholders before maturity and did not mature until April 2009. We undertook renegotiations with the Noteholders in order to obtain the consent of the Noteholders to prepay the Convertible Notes, to terminate the existing registration rights agreement with the holders of the convertible notes, and to obtain the Noteholders consent to complete the Equity Financing, the Debt Financing and the Merger. Following these renegotiations, we entered into an agreement with the Noteholders to prepay the convertible notes immediately prior to the completion of the Merger in the aggregate amount of $66,000,000, plus accrued and unpaid interest. In addition, the terms of the warrants originally issued to the Noteholders on August 27, 2005 (as described in our 2006 20-F filing) were amended and restated on August 16, 2007: (i) to extend the expiration date of these warrants to August 16, 2012; (ii) to reduce the exercise price of these warrants to $1.2771; and (iii) to change the anti-dilution protection rights contained in these warrants to a weighted average anti-dilution formula.

Debt Financing:

On August 16, 2007, we entered into senior secured lien loan facilities with certain lenders, including Morgan Stanley and Merrill Lynch.

First Lien Facility:  We entered into a senior secured first lien loan facility in an aggregate amount of $275,000,000 provided by the Initial Lenders and certain other financial institutions (the “First Lien Lenders”), which facility consists of a $245,000,000 term b loan facility (the “Term Loan Facility”), which matures on August 16, 2014 and a $30,000,000 revolving credit facility which matures on August 16, 2012 (the “Revolving Credit Facility”, together with the Term Loan Facility, the “First Lien Facilities”). The Revolving Credit Facility is comprised of a U.S. revolving credit facility (the “U.S. Revolving Credit Facility”) and a Canadian revolving credit Facility (the “Canadian Revolving Credit Facility”).

Second Lien Facility:  We entered into a senior secured second lien loan facility in an aggregate amount of $185,000,000 which matures on August 16, 2015 (the “Second Lien Facility”, together with the First Lien Facilities, the “Facilities”) provided by the Initial Lenders and certain other financial institutions (the “Second Lien Lenders”, together with the First Lien Lenders, the “Lenders”).

Default:  The Facilities contain customary events of default, including but not limited to payment defaults, breaches of agreements and conditions, covenant defaults, cross defaults and certain events of bankruptcy or insolvency.

Pledge, Security and Guarantee:  The Facilities, and our performance under them are, subject to certain exceptions, secured by a security interest over our assets and certain stock and assets of our subsidiaries, as evidenced by certain pledge agreements, security agreements, guarantees, debentures and other related security documents provided by such entities in favor of the lenders.

Equity Financing:

Subscription Agreement:  On August 16, 2007, we completed an equity financing transaction pursuant to which, and in accordance with the terms and conditions of the Class 1 Convertible Preferred Share Subscription Agreement (the “Subscription Agreement”) entered into between us, Arsenal Holdco I, s.a.r.l, Arsenal Holdco II, s.a.r.l. and Morgan Stanley Principal Investors Inc. (collectively the “Investors”), pursuant to which we:

•	Issued and sold to the Investors 263,087 Class 1 Preferred Shares at a purchase price of $1,000 per share.

•	Issued and sold to the Investors, for the aggregate price of $0.01, warrants to purchase 19,936,071 Common Shares at an exercise price set out above under the heading “Warrants”.

Please see Item 3.D. “Key Information — Risk Factors” and Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” for further information concerning the Equity Financing.

Please see Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for further information.

Warrants:

On August 16, 2007, we issued warrants to acquire 21,830,508 of our Common Shares in the aggregate to the Investors, PTIC and Dr. Matthews.

Each warrant may only be exercised, and shall automatically be exercised, upon the occurrence of certain “Exercise Events” (as defined in the warrant and described below), but in no event later than August 16, 2012. The number of Common Shares obtainable upon exercise of each warrant is based on the specific Exercise Event. In addition, if these warrants are exercised in connection with an initial public offering (as defined in the warrant), the holder will receive additional warrants. The warrants contain customary anti-dilution provisions for stock splits, dividends, subdivisions and combinations.

Warrants will only be exercised (and shall be exercised automatically) upon any of the following events (each an “Exercise Event”):

(a) Immediately prior to the completion of a qualified initial public offering (as defined in the amended Articles of Amendment filed as Exhibit 1.6); or

(b) in the event of a transaction which results in all or substantially all of the Common Shares being acquired for cash consideration (whether effected by amalgamation, statutory arrangement or other similar transactions); or

(c) August 16, 2012.

The number of our Common Shares issuable on the exercise of each warrant shall equal:

Y(A-B)

A

where

Y =	the number of warrant shares in respect of which the net issuance election is being made.

A =	the “Fair Market Value” (as defined in the warrant) of one Common Share as at the time the net issuance election is made.

B =	the Exercise Price (initially $1.32, as adjusted to the date of calculation)

Inter-Tel Agreements:

Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust.  Inter-Tel entered into the Plan on December 1, 1984, as amended. This Plan is designated as a profit sharing plan with a Section 401(k) cash or deferred arrangement for all purposes under the Code and ERISA.

Agreements with Related Parties and Others:

Derivative contract between us and JPMorgan Chase Bank, N.A.:  We have entered into a derivative contract dated September 25, 2005 with JPMorgan Chase Bank, N.A., in order to limit the impact of changes in LIBOR on interest expense related to our convertible notes for the period commencing November 1, 2005 to November 1, 2007. The derivative contract, based on $55 million, effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%

Please see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” and Item 4.A. “Information on Mitel — History and Development of Mitel” for other Material Contracts with Related Parties and Others.

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

Please see Item 5.A. “Operating and Financial Review and Prospects — Operating Results” for further information concerning the TPC Agreement.

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

This legislation also requires any person who intends to acquire our Common Shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person would hold more than 35% of our Common Shares. If a person already owns 35% or more of our Common Shares, a notification must be filed when the acquisition of additional shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that she does not intend to challenge the acquisition.

There is no limitation imposed by Canadian law or our articles of incorporation on the right of non-residents to hold or vote our Common Shares, other than those imposed by the Investment Canada Act.

The Investment Canada Act requires any person that is not a “Canadian” as defined in the Investment Canada Act who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Canada Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless, after review, the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act the acquisition of control of us (either through the acquisition of our Common Shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2007 is C$281 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product. For non-World Trade Organization member investors, the corresponding threshold is C$5 million.

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

•	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act ; and

•	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our Common Shares, other than withholding tax requirements.

E.	Taxation

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material United States federal income tax consequences to “U.S. Holders” (as defined below) of the ownership and disposition of our Common Shares. This section assumes that you hold your Common Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and that the Company is not a “controlled foreign corporation” within the meaning of Section 957 of the Code. This section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our Common Shares in light of their particular circumstances nor does it deal with United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, regulated investment companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of our Common Shares, persons that hold Common Shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services, partnerships and other pass-through entities, and persons whose functional currency is not the United States dollar. In addition, this discussion does not address the tax consequences of the ownership and disposition of our Common Shares arising under the tax laws of any state, locality or foreign jurisdiction.

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

If you are entitled to benefits under the Canada-United States Income Tax Convention, dividends you receive with respect to Common Shares will be subject to Canadian withholding tax at the rate of 15%. Additionally, such dividends will be treated as foreign source income for foreign tax credit limitation purposes. Accordingly, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. For taxable years beginning before January 1, 2007, dividends will generally be “passive income” or “financial services income” and, for taxable years beginning after December 31, 2006, will be “passive category income” or “general category income” for foreign tax credit purposes. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

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

Conversion of Canadian Dollars

The amount of a distribution paid in Canadian dollars generally will be equal to the U.S. dollar value, based on the exchange rate of such distribution on the date of receipt. A U.S. Holder that does not convert Canadian dollars received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such Canadian dollars equal the U.S. dollar value of such Canadian dollars on the date the Canadian dollars are received. Upon any subsequent exchange of such Canadian dollars for U.S. dollars, a U.S. Holder will recognize foreign currency gain or loss, which is treated as ordinary income or loss, equal to the difference, if any, between the U.S. Holder’s tax basis for the Canadian dollars and the amount of U.S. dollars received. Such gain or loss will be gain or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders that receive Canadian dollars upon the disposition of our Common Shares should consult their own tax advisors with respect to the U.S. federal income tax consequence to them of receiving Canadian dollars given their particular situation.

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

Certain “excess distributions,” as defined in Section 1291 of the Code, received in respect of stock of a PFIC and dispositions of stock of a PFIC are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares were owned. Rather than being subject to this tax regime, you may make:

•	a “qualified electing fund” election (a “QEF election”), as defined in the Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such amounts are distributed in the form of dividends or otherwise, or

•	a “mark-to-market” election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary income or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our Common Shares would be adjusted to reflect these income or loss amounts.

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

Information Reporting and Backup Withholding

If you are a non-corporate U.S. Holder, information reporting requirements on Internal Revenue Service (“IRS”) Form 1099 will generally apply to:

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

Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

•	fail to provide an accurate taxpayer identification number,

•	are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•	otherwise fail to comply with other applicable requirements of the backup withholding rules.

A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

If backup withholding applies to you, the prescribed percentage (currently 28%) of the gross amount of any payments to you with respect to our Common Shares will be withheld and paid over to the IRS. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

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

Equity Price Risk:

On December 9, 2004 we adopted a deferred share unit plan for executives. Under the Deferred Share Unit Plan, when a participant ceases to be an executive of Mitel, the Deferred Share Unit Plan participant will receive a cash amount equal to the number of deferred share units in his or her account multiplied by the weighted average trading price of our Common Shares on the Toronto Stock Exchange on the five trading days immediately preceding the date the Deferred Share Unit Plan participant ceases to be an executive of Mitel, or on a later date selected by the Deferred Share Unit Plan participant, which shall in any event be a date prior to the end of the following calendar year. The obligation to pay the cash amount that is indexed to the weighted average trading price of our Common Shares and recorded as a liability in our financial statements, is marked-to-market in each reporting period, with changes in the obligation recorded in our consolidated statement of operations. As of April 30, 2007, a $1.00 increase in our common share price would increase our net loss by $0.6 million. (April 30, 2006 — $0.6 million).

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

The fair value of our foreign currency forward contract and swap contracts is sensitive to changes in foreign currency exchange rates. As of April 30, 2007, a 5% appreciation in the U.S. dollar against all currencies would have resulted in an additional unrealizable loss of $0.5 million (April 30, 2006 — a 5% appreciation in the Canadian dollar would result in an additional unrealizable loss of $6.4 million). We believe that the established hedges are effective against our foreign currency denominated assets and liabilities. As a result, any potential future losses from these hedges being marked-to-market would be largely offset by gains or losses on the underlying hedged positions.

Interest Rate Risk:

In accordance with our corporate policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than three months. Due to the short-term maturity of these investments, we are not subject to significant interest rate risk.

We are exposed to interest rate risk on our convertible notes which bear interest based on the LIBOR. Each adverse change in the LIBOR rate of 100 basis points would result in an additional $0.6 million in interest expense per year.

In September 2005, we entered into a derivative contract with JP Morgan Chase Bank, N.A., in order to limit the impact of changes in LIBOR on our interest expense for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00% until November 1, 2007 on a notional amount of $55 million.

The interest rates on our obligations under capital leases are fixed and therefore not subject to interest rate risk.

On August 16, 2007, in connection with the acquisition of Inter-Tel, we borrowed $300 million under a 7 year First Lien Credit Agreement and $130 million from a 8 year Second Lien Credit Agreement. Both of these credit facilities bear interest based on LIBOR Each adverse change in the LIBOR rate of 100 basis points would result in an additional $4.3 million in interest expense per year.

In addition, as part of the Inter-Tel transaction, we secured a 5 year, $30 million revolving credit facility, which remained unutilized at September 30, 2007. This revolving credit facility bears interest based on LIBOR. Each adverse change in the LIBOR rate of 100 basis points would result in an additional $0.3 million in interest expense per year, if the facility were fully utilized.

On August 16, 2007, the convertible notes were repaid in full.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Our management carried out an evaluation, with the participation of the CEO and CFO, of the effectiveness of our disclosure controls and procedures as of April 30, 2007. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by Mitel in reports that it files or submits under the United States Securities Exchange Act of 1934 (the “Act”) is recorded, processed, summarized and reported, within the time period specified in the rules and forms of the SEC.

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

There has not been any change in our internal control over financial reporting in connection with the evaluation required by Rule 13A-15(d) under the Act that occurred during the fiscal year ended April 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Deloitte & Touche LLP during fiscal 2007 and fiscal 2006 amounted to the following:

	Fiscal 2007		Fiscal 2006

	$		$
Audit Fees		780,840		741,259
Audit-Related Fees		45,618		85,561
Tax Fees		28,921		205,889

Total		855,379		1,032,709

Audit fees relate to the audit of our annual consolidated financial statements and unconsolidated statutory financial statements. In 2006, the audit fees also include securities work relating to the filing of our preliminary prospectus.

Audit-related fees relate to the audit of our defined benefit and defined contribution pension plans in Canada, the United States, and United Kingdom. It also includes fees for accounting consultations and advisory services with respect to Sarbanes-Oxley internal controls and disclosure assistance.

Tax fees relate to assistance with tax compliance, expatriate tax return preparation, tax planning and various tax advisory services. Also includes advisory services relating to intercompany loan agreements and services performed with respect to stock option cancellation and regrant. In fiscal 2007, this also includes support services relating to the Inter-Tel merger.

Audit committee pre-approval process:

From time to time, our management recommends to and requests approval from the audit committee for audit and non-audit services to be provided by our auditors. The audit committee considers such requests on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Since the implementation of the audit committee pre-approval process in December 2003, all audit and non-audit services rendered by our auditors have been pre-approved by the audit committee.

D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following chart sets forth the number of our Common Shares repurchased and the average price paid by us for those shares, broken out on a month to month basis during fiscal 2007 (except from January 1, 2007 to September 20, 2007 in which there were no equity issuances), and up to and including September 30, 2007.

Repurchases during this period were largely made in connection with the forgiveness of certain outstanding share purchase loans of employees who are no longer employed by us (largely due to cost reduction programs):

(d) Maximum
Number (or
Approximate
Dollar
				(c) Total	Value) of
				Number of	Shares
				Shares	(or Units)
				(or Units)	that may
				Purchased	yet be
	(a) Total	(b) Average		as Part	Purchased
	Number of	Price		of Publicly	Under the
	Shares (or	Paid per		Announced Plans	Plans or
Period	Units) Purchased	Share (or Units)		or Programs	Programs

May 1 to May 31, 2006				—	—
June 1 to June 30, 2006	1,733	C$	4.00	—	—
July 1 to July 31, 2006				—	—
August 1 to August 31, 2006	—		—	—	—
September 1 to September 30, 2006				—	—
October 1 to October 31, 2005	6,388	C$	1.00	—	—
November 1 to November 30, 2006	—		—	—	—
December 1 to December 31, 2006	5,739	C$	1.00	—	—
January 1 to September 30, 2007	—		—	—	—
TOTAL	13,860

PART III

Item 17.	Financial Statements

Our consolidated financial statements commence on page F-1 of this annual report. These financial statements are expressed in United States dollars and were prepared in accordance with U.S. GAAP.

Item 18.	Financial Statements

Not applicable, as we have elected to provide financial statements pursuant to Item 17 “Financial Statements”.

Item 19.	Exhibits

1 .	Articles of Incorporation and bylaws as currently in effect:
1.1	Articles of Incorporation and amendments thereto prior to April 22, 2004(4)
1.2	Articles of Amendment dated April 22, 2004(4)
1.3	Articles of Amendment dated April 23, 2004(4)
1.4	Articles of Amendment dated October 12, 2006(10)
1.5	Bylaws(4), as amended on September 7, 2006(10)
1.6	Articles of Amendment dated August 16, 2007(11)
1.7	Articles of Amendment dated August 16, 2007
2 .	Instruments defining the rights of holders of equity securities being registered:
2.1	See Articles of Incorporation described above in Exhibit 1.1, Articles of Amendment dated April 22, 2004 described above in Exhibit 1.2, Articles of Amendment dated April 23, 2004 described above in Exhibit 1.3 and Articles of Amendment dated October 12, 2006 described above in Exhibit 1.4, Articles of Amendment dated August 16, 2007 described above in Exhibit 1.6 and Articles of Amendment dated August 16, 2007 described above in Exhibit 1.7
2.2	Specimen Common Share certificate(1)
2.3	Specimen Series A Share certificate(4)

2.4	Specimen Series B Share certificate(4)
2.5	Specimen Class 1 Share Certificate
2.6	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005(11)++
2.7	Form of Note (See Exhibit 2.6 above)
2.8	General Security Agreement between Mitel and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)
2.9	Guaranty and Security Agreement between MNI and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(11)++
2.10	Pledge Agreement between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)
2.11	Charge Over Book Debts and Cash at Bank between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(10)++
2.12	Guarantee and Indemnity between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)
2.13	Mortgage Debenture between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005(5)
2.14	Guarantee and Security Agreement between MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005(5)
2.15	Deed of Guarantee and Subordination between MNIL, MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005(5)
2.16	Deed of Guarantee and Subordination between MNIL, MNOL and BNY, dated July 15, 2005(5)
2.17	Intellectual Property Security Agreement between Mitel and BNY, effective from April 27, 2005(5)
2.18	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004(10)++
2.19	Form of Warrant (See Exhibit 2.18 above)(10)
2.20	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006(10)++
2.21	Form of Warrant (See Exhibit 2.20 above)(10)
2.22	Termination Agreement between Mitel, Zarlink, PTIC EdgeStone, Dr. Matthews, Wesley Clover and CTJL dated August 16, 2007(13)
2.23	First Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007++
2.24	Second Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007++
2.25	Class I Convertible Preferred Share Subscription Agreement among Mitel, Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007++
2.26	Form of Warrant granted to Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l., Morgan Stanley Principal Investors Inc., PTIC and Dr. Matthews(11)
2.27	Shareholder Agreement among Mitel, PTIC, Dr. Matthews, Wesley Clover, CTJL, EdgeStone, Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(13)
2.28	Registration Rights Agreement among Mitel, Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(13)
4 .	Material contracts:
4.1	Cap/Floor Collar Transaction Agreement between Mitel and JPMorgan Chase Bank N.A. dated October 3, 2005(5)
4.2	ISDA Master Agreement between Mitel and JPMorgan Chase Bank N.A. dated September 25, 2005(5)
4.3	Contract for the Sale of Freehold Land and Building Subject to Leases and the Leaseback of Part of Building between MNL and Hitchens effective August 31, 2005(5)

4.4	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005 (See Exhibit 2.6 above) (10)++
4.5	Form of Note (See Exhibit 2.7 above)
4.6	Form of Warrant(10), as amended on August 16, 2007
4.7	Registration Rights Agreement between Mitel and the Noteholders, dated April 27, 2005(5)
4.8	General Security Agreement between Mitel and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.8 above)
4.9	Guaranty and Security Agreement between MNI and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.9 above)++
4.10	Pledge Agreement between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.10 above)
4.11	Charge Over Book Debts and Cash at Bank between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.11 above)++
4.12	Guarantee and Indemnity between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.12 above)
4.13	Mortgage Debenture between MNL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated April 27, 2005 (See Exhibit 2.13 above)
4.14	Guarantee and Security Agreement between MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005 (See Exhibit 2.14 above)
4.15	Deed of Guarantee and Subordination between MNIL, MNOL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 30, 2005 (See Exhibit 2.15 above)
4.16	Deed of Guarantee and Subordination between MNIL, MNOL and BNY, dated July 15, 2005 (see Exhibit 2.16 above)
4.17	Intellectual Property Security Agreement between Mitel and BNY, effective from April 27, 2005 (see Exhibit 2.17 above)
4.18	Union Agreement between MNSI (now MNI as a result of the merger of MNI and MNSI) and IBEW dated October 1, 2004++
4.19	Deferred Share Unit Plan (DSU Plan) for Executives effective December 9, 2004(5)
4.20	Shareholders Agreement between Mitel, Mitel Knowledge, PTIC, Zarlink, Mitel Systems (now Wesley Clover), WCC (now Wesley Clover), EdgeStone, and Dr. Matthews, dated April 23, 2004(2) , as amended on June 26, 2006(10)
4.21	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004 (see Exhibit 2.18 above)++
4.22	Registration Rights Agreement between Mitel, Mitel Knowledge, PTIC, Zarlink, EdgeStone, Mitel Systems (now Wesley Clover) and WCC (now Wesley Clover), dated April 23, 2004(2)
4.23	Receivables Purchase Agreement between Mitel, MNI and MNSI, and The Canada Trust Company, effective date of April 16, 2004++(4)
4.24	Amended and Restated Credit Agreement between Mitel, the Lenders from time to time and Bank of Montreal as Administrative Agent dated April 21, 2004(4) ++, as amended July 24, 2004(4) , as further amended February 7, 2005(5)
4.25	Loan Agreement between MNL and Export Development Canada dated March 4, 2003, as amended(3)
4.26	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated October 22, 2001(1)
4.27	Chattel Mortgage Loan Agreement between MNL and Barclays Bank PLC dated April 25, 2003(3)
4.28	Business Overdraft and Ancillary Facility Agreement between MNL and Barclays Bank PLC dated August 30, 2002(3)
4.29	Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated
August 30, 2001(1)+, and related amendment dated February 27, 2003(3) +

4.30	Amendment to the Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated February 27, 2003(3)
4.31	Sublease Agreement between Mitel and BreconRidge dated August 31, 2001 and First Amendment of Sublease Agreement between Mitel and BreconRidge dated May 31, 2002(1) +
4.32	Supply Agreement between Mitel and Zarlink (formerly Mitel Corporation) dated February 16, 2001 and related amendment dated October 24, 2001(1) +, amended by Amending Agreement dated April 23, 2004(4)
4.33	Intellectual Property License Agreement between Mitel and Zarlink (formerly Mitel Corporation) dated February 16, 2001(1) +
4.34	Amendment to the Intellectual Property License Agreement between Mitel and Zarlink dated October 24, 2001(1)
4.35	Non Competition and Non Solicitation Agreement between Zarlink (formerly Mitel Corporation), Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor Inc., 3755461 Canada Inc. (now Wesley Clover), Mitel and MRPC dated February 16, 2001(1)
4.36	Lease Agreement between Mitel and MRPC dated March 27, 2001(1)
4.37	Contract for the Sale of Freehold Land and Building Subject to Leases and the Leaseback of Part of the Building, dated August 24, 2005(7)
4.38	Lease Agreement between Mitel Networks Limited and Breconridge Manufacturing Solutions Limited, dated September 14, 2001(7)
4.38	Strategic Alliance Agreement between Mitel and March Networks dated September 21, 2001(1), as amended September 20, 2003(4) , and September 20, 2004(5)
4.39	Integrated Communications Solutions R&D Project Agreement between Mitel, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada dated October 10, 2002(1) +, as amended on March 27, 2003(4), May 2, 2004(10), September 16, 2004(10), June 27, 2005(10), and October 3, 2005(10), respectively
4.40	CIBC Warrant, dated April 29, 2004(7), as amended(10)
4.41	Employee Stock Option Plan, dated March 6, 2001, as amended(6)
4.42	2004 U.S. Employee Stock Purchase Plan(8)
4.43	Form of Global Mitel Employment Agreement(7)
4.44	2006 Equity Incentive Plan(10)
4.45	Amended and Restated Employment Contract between the Registrant and Donald Smith, dated April 17, 2001 (the “Smith Employment Contract”)(7)
4.46	Agreement Amending the Smith Employment Contract, dated May 5, 2006(7)
4.47	Amended and Restated Employment Contract between the Registrant and Paul Butcher, dated February 16, 2001 (the “Butcher Employment Contract”)(7)
4.48	Agreement Amending the Butcher Employment Contract, dated May 5, 2006(7)
4.49	Employment Contract, dated January 1, 2006, between the Registrant and Steven Spooner(7)
4.50	Employment Contract, dated August 31, 1999, between the Registrant and Graham Bevington (the “Bevington Employment Contract”)(7)
4.51	Alterations to the Bevington Employment Contract, dated July 20, 2001(7)
4.52	Employment Contract, dated February 21, 2005, between Mitel and Kevin Bowyer(7)
4.53	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Paul Butcher (the “Butcher Letter Agreement”)(9)
4.54	Amendment No. 1 to the Butcher Letter Agreement, dated May 1, 2006(9)
4.55	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Donald Smith (the “Smith Letter Agreement”)(9)
4.56	Amendment No. 1 to the Smith Letter Agreement, dated May 1, 2006(9)
4.57	Letter agreement, dated May 1, 2006, between Terence H. Matthews and Peter D. Charbonneau(9)
4.58	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006 (see Exhibit 2.20 above)++
4.59	Share Charge between MNHL and Highbridge (as a secured party, and also in its capacity as Collateral Agent (now BNY) on behalf of the Noteholders), dated June 7, 2005(10)

4.60	Tri-Party Agreement between MNOL, MNIL and MNL dated June 30, 2005(10)
4.61	Real Property Loan Facility between MNL and Barclays Bank PLC dated December 13, 2001, secured by a legal charge dated January 24, 2002(1)
4.62	Merger Agreement among Mitel, Inter-Tel (Delaware), Incorporated and Arsenal Acquisition Corporation dated April 26, 2007(12)
4.63	Class I Convertible Preferred Share Subscription Agreement among Mitel, Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.23 above)++
4.64	Form of Warrant granted to Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l., Morgan Stanley Principal Investors Inc., PTIC and Dr. Matthews (see Exhibit 2.24 above)
4.65	Shareholder Agreement among Mitel, PTIC, Dr. Matthews, Wesley Clover, CTJL, EdgeStone, Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.25 above)
4.66	Registration Rights Agreement among Mitel, Arsenal Holdco I, s.a.r.l., Arsenal Holdco II, s.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.26 above)
4.67	Return of Capital, Voting and Conversion Agreement between Mitel and EdgeStone dated June 22, 2007(14)
4.68	Common Share Repurchase, Voting and Conversion Agreement between Mitel and PTIC dated August 15, 2007
4.69	Common Share Repurchase and Voting Agreement between Mitel and Zarlink dated May 30, 2007
4.70	Warrant Repurchase, Voting and Conversion Agreement between Mitel, Dr. Matthews, Wesley Clover and CTJL dated August 15, 2007(13)
4.71	Termination Agreement between Mitel, Zarlink, PTIC EdgeStone, Dr. Matthews, Wesley Clover and CTJL dated August 16, 2007 (see Exhibit 2.22 above)
4.72	First Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007 (see Exhibit 2.23 above)++
4.73	Second Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007 (see Exhibit 2.24 above)++
4.74	Employment Contract dated October 12, 2006 between Inter-Tel (Delaware), Incorporated and Norman Stout (15)
4.75	Form of Key Employee Tier 1 Change of Control Severance Agreement(16)
4.76	Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust(17)
8.1	Subsidiaries of Mitel Networks Corporation
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Auditors Consent

(1)	Filed as an exhibit to the Registration Statement on Form 20-F, as amended (File No. 0-49984) of Mitel and incorporated herein by reference.

(2)	Filed on May 3, 2004 as an exhibit to a Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

(3)	Filed on August 1, 2003 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 27, 2003 and incorporated herein by reference.

(4)	Filed on August 31, 2004 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 25, 2004, and incorporated herein by reference.

(5)	Filed on October 24, 2005 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 24, 2005 and the transition period ended April 30, 2005 and incorporated therein by reference.

(6)	Filed as an exhibit to the Form S-8 of the Registrant, dated March 6, 2006, filed with the Commission on March 6, 2006 and incorporated therein by reference.

(7)	Filed as an exhibit to the Form F-1 of the Registrant, dated May 9, 2006, filed with the Commission on May 9, 2006 and incorporated therein by reference.

(8)	Filed as an exhibit to the Form S-8 of the Registrant, dated November 29, 2004, filed with the Commission on November 29, 2004 and incorporated therein by reference.

(9)	Filed as an exhibit to Amendment No. 1 to the Schedule 13D (the Registrant as issuer) filed with the Commission on May 5, 2006 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited and incorporated therein by reference.

(10)	Filed on October 30, 2006 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 30, 2006 and incorporated therein by reference.

(11)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D (the Registrant as issuer) filed with the Commission on August 27, 2007 by Arsenal Holdco I, S.A.R.L., Arsenal Holdco II, S.A.R.L., Francisco Partners GP II (Cayman), L.P., Francisco Partners GP II Management (Cayman) Limited, Francisco Partners Gp II, L.P., Francisco Partners II (Cayman), L.P., and Francisco Partners Parallel Fund II, L.P. and incorporated therein by reference.

(12)	Filed as an exhibit to the Form 8-K of Inter-Tel (Delaware), Incorporated filed with the Commission on April 26, 2007 and incorporated therein by reference.

(13)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D (the Registrant as issuer) filed with the Commission on September 28, 2007 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited and incorporated therein by reference.

(14)	Filed on August 28, 2007 as an exhibit to Amendment No. 2 of Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

(15)	Filed as an exhibit to the Form 8-K of Inter-Tel (Delaware), Incorporated filed with the Commission on October 16, 2007 and incorporated therein by reference.

(16)	Filed as an exhibit to the Form 10-K of Inter-Tel (Delaware), Incorporated filed with the Commission for the year ended December 31, 2003 and incorporated therein by reference.

(17)	Filed as an exhibit to the Form 10-K of Inter-Tel (Delaware), Incorporated filed with the Commission for the year ended November 30, 1984 and incorporated therein by reference.

+	Portions of this document have been granted “Confidential Treatment” by the Secretary of the Securities and Exchange Commission.

++	Portions of this document are subject to a pending Confidential Treatment Request filed with the Secretary of the Securities and Exchange Commission and have been filed separately with the Securities and Exchange Commission.

Index to Financial Statements

Our Audited Consolidated Financial Statements for Fiscal 2005, the Transition Period, Fiscal 2006 and Fiscal 2007:

Independent Auditors’ Report — Deloitte & Touche LLP	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Shareholders’ Equity	F-5
Consolidated Statement of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Financial Statement Schedules:
(Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)
Schedule II — Valuation of Qualifying Accounts	F-49

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITEL NETWORKS CORPORATION

/s/ Donald W. Smith
Name:     Donald W. Smith

Title:	Chief Executive Officer

Date: October 23, 2007

MITEL NETWORKS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)
FOR THE FISCAL YEARS ENDED April 24, 2005, April 30, 2006 and April 30, 2007 and FOR THE SIX DAY PERIOD ENDED APRIL 30, 2005
(Audited)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Mitel Networks Corporation:
We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2006 and 2007 and the related consolidated statements of operations, shareholders’ deficiency and comprehensive loss and cash flows for each of the years ended April 24, 2005, April 30, 2006, April 30, 2007 and the six day period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2006 and 2007 and the results of their operations and cash flows for each of the years ended April 24, 2005, April 30, 2006, April 30, 2007 and the six day period ended April 30, 2005 in accordance with accounting principles generally accepted in the United States of America.
The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Ottawa, Canada June 19, 2007, except for Notes 28 and 29, which are at October 10,2007	Deloitte & Touche LLP Licensed Public Accountants
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2(r) and 25  to the financial statements. Our report to the Board of Directors and Shareholders of Mitel Networks Corporation dated June 19, 2007 with respect to the consolidated financial statements is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 2(b) to the financial statements. Our report to the Board of Directors and Shareholders dated June 19, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Ottawa, Canada June 19, 2007, except for Notes 28 and 29, which are at October 10,2007	Deloitte & Touche LLP Licensed Public Accountants

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2006	April 30, 2007

ASSETS

Current assets:
Cash and cash equivalents	$35.7	$33.5
Restricted cash	1.7	3.6
Accounts receivable (net of allowance of $2.5 and $2.5, respectively)	79.7	81.7
Due from related parties	0.4	0.8
Inventories	23.6	19.8
Income tax receivable	—	0.8
Deferred tax asset	0.7	—
Other current assets	24.7	30.2

	166.5	170.4

Investment	—	1.0
Long-term receivables	0.4	0.9
Property and equipment	17.4	16.5
Goodwill	6.8	6.8
Intangible and other assets	6.6	6.6
Deferred tax asset	2.1	—

	$199.8	$202.2

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Bank indebtedness	$2.1	$0.5
Accounts payable and accrued liabilities	73.3	98.7
Income and other taxes payable	1.7	0.1
Deferred revenue	23.1	19.6
Due to related parties	24.2	23.0
Current portion of long-term debt	1.6	1.9

	126.0	143.8

Long-term debt	2.5	2.1
Long-term portion of lease termination obligations	5.5	3.7
Litigation settlement obligation	—	10.8
Convertible notes	48.7	50.2
Derivative instruments	75.9	67.3
Deferred gain	5.5	4.9
Pension liability	40.1	50.5

	304.2	333.3

Commitments and contingencies

Redeemable common shares, without par value : 10,000,000 shares authorized; issued and outstanding at April 30, 2006 and April 30, 2007	18.7	19.0
Convertible, redeemable preferred shares, without par value – unlimited shares authorized; issued and outstanding: Series A: 20,000,000 shares at April 30, 2006, and April 30, 2007; Series B: 67,789,300 shares at April 30, 2006 and April 30, 2007	45.5	52.5

	64.2	71.5

Shareholders’ deficiency:
Common shares, without par value – unlimited shares authorized:, 107,302,322, and 107,344,086 issued and outstanding at April 30, 2006, and April 30, 2007	188.8	189.1
Warrants	47.9	62.9
Deferred stock-based compensation	(0.1)	(0.1)
Additional paid-in capital	—	0.3
Accumulated deficit	(355.5)	(398.2)
Accumulated other comprehensive loss	(49.7)	(56.6)

	(168.6)	(202.6)

	$199.8	$202.2

APPROVED BY THE BOARD

Director	Director
(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

	Year Ended	Six Days Ended	Year Ended	Year Ended
	April 24, 2005	April 30, 2005	April 30, 2006	April 30, 2007

Revenues:
Products	$207.7	$1.7	$260.5	$263.6
Services	134.5	1.5	126.6	121.3

	342.2	3.2	387.1	384.9

Cost of revenues:
Products	132.0	1.6	149.1	151.8
Services	81.2	0.8	76.6	73.3

	213.2	2.4	225.7	225.1

Gross margin	129.0	0.8	161.4	159.8

Expenses:
Selling, general and administrative	114.9	1.8	120.7	123.5
Research and development	41.4	0.7	44.1	41.7
Special charges	10.6	—	5.7	9.3
Litigation settlement	—	—	—	16.3
Initial public offering costs	—	—	—	3.3
Loss (gain) on sale of manufacturing operations	3.4	—	(0.9)	(1.0)
Gain on sale of assets	—	—	(1.5)	—

	170.3	2.5	168.1	193.1

Operating loss	(41.3)	(1.7)	(6.7)	(33.3)

Interest expense	(2.6)	—	(7.6)	(9.1)
Fair value adjustment on derivative instruments	(5.3)	(0.1)	(32.6)	8.6
Other income	0.4	0.2	0.4	0.6

Loss before income taxes	(48.8)	(1.6)	(46.5)	(33.2)

Current income tax expense (recovery)	0.8	—	0.9	(0.2)
Deferred income tax expense (recovery)	—	—	(2.8)	2.0

Net loss	$(49.6)	$(1.6)	$(44.6)	$(35.0)

Net loss per common share:
Basic and diluted	$(0.49)	$(0.01)	$(0.44)	$(0.36)

Weighted-average number of common shares outstanding
Basic and diluted	113,792,829	117,149,933	117,230,198	117,336,927

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Deferred		Accumulated Other	Total
	Common Shares			Stock-based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

Common shares issued:
Cash and employee loans	5,601,870	4.6	—	—	—	—	4.6
Professional services received	153,616	0.1	—	—	—	—	0.1
Exchange of common shares for Series B convertible, redeemable preferred shares	(364,156)	(0.5)	—	—	—	—	(0.5)
Common share issue costs	—	(0.3)	—	—	—	—	(0.3)
Share purchase loans	—	(1.3)	—	—	—	—	(1.3)
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(24,154)	—	—	—	—	—	—
Issuance of warrants	—	—	10.4	—	—	—	10.4
Amortization of deferred stock-based compensation	—	—	—	(0.2)	—	—	(0.2)
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(5.6)	—	(5.6)

	107,149,933	$187.6	$40.2	$(0.4)	$(252.7)	$(21.9)	$(47.2)

Net loss	—	—	—	—	(49.6)	—	(49.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(5.6)	(5.6)
Minimum pension liability adjustments	—	—	—	—	—	2.4	2.4

Comprehensive loss	—	—	—	—	(49.6)	(3.2)	(52.8)

Balances at April 24, 2005	107,149,933	$187.6	$40.2	$(0.4)	$(302.3)	$(25.1)	$(100.0)

Issuance of warrants	—	—	7.7	—	—	—	7.7
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(0.1)	—	(0.1)

	107,149,933	$187.6	$47.9	$(0.4)	$(302.4)	$(25.1)	$(92.4)

Net loss	—	—	—	—	(1.6)	—	(1.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	0.9	0.9

Comprehensive loss	—	—	—	—	(1.6)	0.9	(0.7)

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$(0.4)	$(304.0)	$(24.2)	$(93.1)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Additional	Deferred		Accumulated Other	Total
	Common Shares			paid-in	Stock-based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$—	$(0.4)	$(304.0)	$(24.2)	$(93.1)

Common shares issued:
Exercise of stock options	58,174	0.2	—	—	—	—	—	0.2
Professional services received	132,261	0.1	—	—	—	—	—	0.1
Fair value adjustment relating to stock option plan	—	(0.3)	—	—	0.3	—	—	—
Share purchase loan repayments	—	1.1	—	—	—	—	—	1.1
Shares repurchased	(38,046)	—	—	—	—	—	—	—
Deferred stock-based compensation	—	0.1	—	—	(0.1)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.1	—	—	0.1
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(6.9)	—	(6.9)

	107,302,322	$188.8	$47.9	$—	$(0.1)	$(310.9)	$(24.2)	$(98.5)

Net loss	—	—	—	—	—	(44.6)	—	(44.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	(10.9)	(10.9)
Minimum pension liability adjustments	—	—	—	—	—	—	(14.6)	(14.6)

Comprehensive loss	—	—	—	—	—	(44.6)	(25.5)	(70.1)

Balance at April 30, 2006	107,302,322	$188.8	$47.9	$—	$(0.1)	$(355.5)	$(49.7)	$(168.6)

Common shares issued:
Exercise of stock options	45,624	0.1	—	—	—	—	—	0.1
Professional services received	10,000	—	—	—	—	—	—	—
Warrants issued	—	—	15.0	—	—	—	—	15.0
Share purchase loan repayments	—	0.2	—	—	—	—	—	0.2
Shares repurchased	(13,860)	—	—		—	—	—	—
Stock-based compensation	—	—	—	0.3		—	—	0.3
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(7.3)	—	(7.3)

	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(362.8)	$(49.7)	$(160.3)

Net loss	—	—	—	—	—	(35.0)	—	(35.0)
Other comprehensive income:				—
Foreign currency translation adjustments	—	—	—	—	—	—	1.2	1.2
Minimum pension liability adjustments	—	—	—	—	—	—	16.6	16.6

Comprehensive loss	—	—	—	—	—	(35.0)	17.8	(17.2)

Adoption of SFAS 158 pension liability	—	—	—	—	—	(0.4)	(24.7)	(25.1)
Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(398.2)	$(56.6)	$(202.6)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

	Year Ended	Six Days Ended	Year Ended	Year Ended
	April 24, 2005	April 30, 2005	April 30, 2006	April 30, 2007

CASH PROVIDED BY (USED IN)

Operating activities:
Net loss	$(49.6)	$(1.6)	$(44.6)	$(35.0)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	8.9	0.2	10.2	9.8
Amortization of deferred gain	—	—	(0.3)	(0.6)
Fair value adjustment on derivative instruments	5.3	0.1	32.6	(8.6)
Accretion of convertible notes to redemption value	—	—	1.5	1.5
Stock-based compensation	—	—	0.3	0.3
Deferred income taxes	—	—	(2.8)	2.8
Loss (gain) on sale of manufacturing operations	3.4	—	(0.9)	(1.0)
Loss (gain) on sale of business and assets	—	—	(1.5)	—
Unrealized foreign exchange loss (gain)	(2.0)	(0.9)	2.1	(3.2)
Non-cash movements in provisions	5.5	—	4.2	4.1
Non-cash portion of litigation settlement	—	—	—	15.3
Change in non-cash operating assets and liabilities, net	(3.3)	1.0	(3.1)	2.6

Net cash used in operating activities	(31.8)	(1.2)	(2.3)	(12.0)

Investing activities:
Additions to capital and intangible assets	(4.5)	(0.1)	(8.8)	(7.1)
(Increase) decrease in restricted cash	0.9	(1.0)	(0.5)	(1.9)
Proceeds on sale of assets	—	—	12.4	—
Realized foreign exchange loss on hedging activities	(8.4)	—	(8.0)	(3.9)
Realized foreign exchange gain on hedging activities	6.2	—	8.6	0.5

Net cash provided by (used in) investing activities	(5.8)	(1.1)	3.7	(12.4)

Financing activities:
Increase (decrease) in bank indebtedness	8.9	(14.6)	0.7	(1.6)
Deferred financing costs	—	(0.4)	(1.8)	(2.1)
Proceeds from issuance of convertible notes	—	54.3	—	—
Repayment of long-term debt	(4.4)	—	(11.9)	(1.0)
Proceeds from transfer of receivables	—	—	—	10.9
Proceeds from issuance of warrants	12.4	—	—	15.0
Proceeds from issuance of common shares	2.4	—	0.2	0.1
Proceeds from repayments of employee share purchase loans	1.1	—	1.1	0.2
Share issue costs	(0.3)	—	—	—

Net cash provided by (used in) financing activities	20.1	39.3	(11.7)	21.5

Effect of exchange rate changes on cash and cash equivalents	0.5	(0.1)	(0.6)	0.7

Increase (decrease) in cash and cash equivalents	(17.0)	36.9	(10.9)	(2.2)

Cash and cash equivalents, beginning of period	26.7	9.7	46.6	35.7

Cash and cash equivalents, end of period	$9.7	$46.6	$35.7	$33.5

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except share and per share amounts)
1.	BACKGROUND AND NATURE OF OPERATIONS
Mitel Networks Corporation (the “Company”) is a leading provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of industry vertical markets, including the education, government, healthcare, hospitality and retail in the United States (“US”), Europe, Middle East and Africa, Canada, Caribbean and Latin America, and Asia-Pacific regions.
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
a) Fiscal Year End
On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April to April 30. The change in fiscal year end allows the Company to better align its reporting results with those of its industry peers. Results for the six-day transition period (“Transition Period”) from April 25, 2005 to April 30, 2005 have been included pursuant to Rule 13a-10 of the Securities Exchange Act of 1934, as amended.
b) Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the years ended April 24, 2005, Transition Period, April 30, 2006 and April 30, 2007, the company incurred losses of $49.6, $1.6, $44.6 and $35.0 respectively. As well, the put options issued in connection with the 10,000,000 common shares (see Note 19) and 16,000,000 Series B Preferred Shares (see Note 20) financing were set to mature on May 1, 2007. As described in Note 19, the 10,000,000 common shares are redeemable for cash at a price of $2.85 Canadian dollars (“C$”) per share representing a total of $25.8. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of assets and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.
It is management’s plan to finance its operations for the foreseeable future primarily with the proceeds received from investors as a result of the proposed transaction described in Note 28, or to proceed with the initial public offering that was initiated on May 9, 2006 when the Company filed a registration statement on Form F-1 under the Securities Act of 1933 to sell common shares in the United States and a preliminary prospectus with the Canadian securities regulators to sell common shares in Canada.
Aside from the preliminary IPO filings and the Merger agreement described in Note 28, there are no formal agreements in place as at the date of finalization of these financial statements that guarantee additional financing will be received. As such, there can be no assurance that additional financing will be available on terms satisfactory to the Company.
c) Basis of Consolidation
The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.
d) Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, warranty costs, sales returns, pension costs, taxes, goodwill and impairment assessments, and the valuation of stock options, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.
e) Change in Functional Currency and Foreign Currency Translation
Prior to May 1, 2006, the financial statements of the parent company and its subsidiaries were measured using their local currency as the functional currency. Effective May 1, 2006, the parent company changed its functional currency from the Canadian dollar to the U.S. dollar as a result of a change in the parent company’s primary economic environment, where the majority of sales and expenses now occur in the U.S. dollar. The consolidated financial statements of the Company continue to be prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as other comprehensive income.
Monetary assets and liabilities denominated in currencies foreign to the functional currency of each entity, are translated into functional currency using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses resulting from the translation of these accounts are included in the determination of income for the period. During fiscal 2007, the Company recorded a foreign exchange loss of $0.3 (2005 — $0.2 loss; Transition Period — $0.3 gain; 2006 — $0.4 gain).
f) Revenue Recognition
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
g) Cash and Cash Equivalents
Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.
h) Restricted Cash
Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.
i) Allowance for Doubtful Accounts
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
k) Transfer of Receivables
Transfers of accounts receivable are accounted for as sales if the terms of the transfer meet the criteria for surrender of control under FASB Statement of Financial Accounting Standard (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Company entered into an agreement on April 30, 2007 under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on CAD receivables and 10.25% on USD receivables. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale.
l) Property and Equipment
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

m) Goodwill and Intangible Assets
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
n) Derivative Financial Instruments
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
In addition, the make whole premium on the convertible notes and the redemption rights upon a Fundamental Change as described further in Note 16, qualify as a derivative, which is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
o) Income Taxes
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
p) Research and Development
Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.
q) Defined Benefit Pension Plan
Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service, and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The over-funded or under-funded status of the defined benefit pension plan is recognized as an asset or liability, respectively, on the balance sheet, with an offsetting adjustment made to accumulated other comprehensive income. Effective fiscal 2007, the Company measures its plan assets and obligations at the year-end balance sheet date.
The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company, based upon its long-term plans for such increases.

r) Stock-Based Compensation Plan
The Company has a stock-based compensation plan described in Note 22. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant.
Prior to May 1, 2006, the Company accounted for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants.
On May 1, 2006, the Company adopted Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R’’), which revises SFAS 123 and supercedes APB 25, and also applied the provisions of SAB 107 in its adoption of SFAS 123R. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The Company has applied the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period for the entire award. In accordance with the prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
Share-based compensation expense is based on a fair value estimate made on the grant-date using the Black-Scholes option-pricing model for each award, net of estimated forfeitures, and is recognized over the employee’s requisite service period, which is generally the vesting period. Forfeitures are estimated based on the Company’s historical rates of forfeiture. In the Company’s pro-forma information, required under SFAS 123 for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.
In accordance with SFAS 123(R) and SAB 107, the Company is no longer able to use the minimum value method of measuring equity share options and so has estimated the volatility of its stock using historical volatility of comparable public companies. The Company will continue to use the volatility of comparable companies until historical volatility is relevant to measure expected volatility for future option grants.
The assumptions used in the Black Scholes option-pricing model are summarized as follows:

April 30, 2007
Risk-free interest rate	4.1%
Dividends	0%
Expected volatility	86.6%
Annual forfeiture rate	15%
Expected life of the options	5 years
Fair value per option	$0.77
Based on these assumptions, share based compensation expense reduced the Company’s results of operations by $0.3 for the year ended April 30, 2007. Changes in the subjective input assumptions can, however, materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable results.
s) Net Loss per Common Share
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
t) Other Comprehensive Loss
Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries and minimum pension liability adjustments.
u) Advertising Costs
The cost of advertising is expensed as incurred, except for cooperative advertising obligations, which are expensed at the time the related sales are recognized and the advertising credits are earned. Cooperative advertising obligations are classified as a revenue reduction or cost of sale in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2007, the Company incurred $8.3 in advertising costs (2005 — $9.4; Transition Period — $0.2; 2006 - $10.3). During fiscal 2007, the Company incurred $3.3 in cooperative advertising obligations (2005 — $2.9; Transition Period — $nil; 2006 — $4.6).

v) Product Warranties
The Company’s product warranties are generally for periods up to fifteen months. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.
w) Recent Accounting Pronouncements
In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments, which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. Under the new approach, fair value accounting would replace the current practice of recording fair value changes in earnings. The election of fair value measurement would be allowed at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the requirements of SFAS 155 and does not expect its adoption to have a material effect on the consolidated financial statements.
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt the provisions of FIN 48 in fiscal 2008 and is currently assessing the impact of the adoption on the consolidated financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS 157 and has not yet fully determined the impact, if any, on the consolidated financial statements.
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on its financial statements.
Effective fiscal 2007, the Company adopted FASB statements No. 151 “Inventory Costs”, No. 153 “Exchanges of Non-Monetary Assets”, No. 154 “Accounting Changes and Error Corrections”, No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, and No. 123R “Share Based Payment”, as well as Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). and FASB Staff Position (“FSP”) SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations”. With the exception of SFAS 123R (see Note 2 r) and SFAS 158 (see Note 25), the adoption of these accounting pronouncements did not have a material impact on the Company’s results of operations, financial condition or cash flows.
x) Comparative Figures
Effective fiscal 2006, the Company revised its allocation of revenues and cost of revenues between product and service groups and as a result restated its 2005 consolidated financial statements, including comparative figures. The revision resulted in a reclassification of $24.7 and $0.1 from product revenues to service revenues, and also resulted in a reclassification of $20.4 and $0.1 from product cost of revenues to service cost of revenues for 2005 and the Transition Period respectively.
3.	RELATED PARTY TRANSACTIONS
As at April 30, 2006 and April 30, 2007, amounts receivable from related parties were $0.4 and $0.8, and amounts payable to related parties were $24.2 and $23.0 respectively. Significant related party transactions with companies controlled by or related to Dr. Terence Matthews (the “Principal Shareholder”), not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations
On August 31, 2001, the Company recorded a loss on the sale of its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result, additional expenses of $3.4 was recorded in the fiscal 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates. In fiscal 2007, Mitel successfully subleased certain areas of the vacated premises to new tenants, and as a result, recorded a reversal of $1.0 against the loss.
In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During fiscal 2007, the Company purchased $91.0 of products and services (2005 — $94.2; Transition Period — $1.8; 2006 — $101.4) and sold $2.1 of raw material inventory (2005 — $0.9; Transition Period — $0.1; 2006 — $0.4) under this agreement. As of April 30, 2007, balances payable pursuant to this agreement amounted to $24.2 (April 30, 2006 — $24.0) and balances receivable pursuant to this agreement amounted to $2.8 (April 30, 2006 — $0.7).
Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2007, manufacturing tools purchased from BreconRidge amounted to $0.2 (2005 — $0.2; Transition Period — $nil; 2006 — $0.9).
On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2007, the Company provided services valued at $0.2 under these agreements (2005 — $1.0; Transition Period — $nil; 2006 — $0.5).
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
On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“U.K.”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006. In August 2005, the building in the U.K. was sold to an unrelated third party. In August 2006, the Ottawa sublease expired and was not renewed. Accordingly, the Company no longer receives rental income from BreconRidge for either facilities in the U.K. or Ottawa.
See Note 17 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2007, balances due to the company controlled by the Principal Shareholder and related to the lease agreement amounted to $0.6 (April 30, 2006 — $0.4).
Financing
In addition to the warrants described in Note 21, during fiscal 2007, the Company borrowed funds to fund short term working capital requirements from Wesley Clover Corporation, a company controlled by the Principal Shareholder. The promissory notes bore interest at three-month LIBOR plus 5% and the interest expense incurred on these related party loans during the year amounted to $0.1. The amount borrowed never exceeded $5.0 at any one time, all funding was repaid within the year and there was no balance payable at April 30, 2007.
Prepaid License and Investment Agreement
On April 25, 2006, the Company entered into an agreement with Natural Convergence Inc (“NCI”), a company in which the Principal Shareholder has an ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0. The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001.
Under this agreement, the Company purchased $0.3 of prepaid software licenses and $0.9 of convertible debentures during fiscal 2007. The $0.3 of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 in November 2006, the Company’s entire $0.9 balance of debentures and $0.1 accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2007, the Company had a combined ownership of 5.6% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 investment recorded on the balance sheet at April 30, 2007 has been accounted for using the cost method.
In addition to the license and financing agreement described above, the Company also purchased $2.1 of products and services from NCI for the year ended April 30, 2007 (2005 - $nil; Transition Period –$nil; 2006 – $0.3). The related net balance payable at April 30, 2007 was $0.5 (April 30, 2006 – $0.2).
Other
In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled by the Principal Shareholder, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During fiscal 2007, the Company purchased $0.1 of products and services (2005 — $0.4; Transition Period — $nil; 2006 — $0.3) from March Networks and had a balance payable recorded in the due to related parties pursuant to this agreement in the amount of $nil (April 30, 2006 — $0.1).
Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Company’s business were $0.6 and $3.0 respectively for the year ended April 30, 2007 (2005 — $0.4 and $1.2, respectively; Transition period – insignificant; 2006 — $0.4 and $3.6 respectively). The net balances payable as a result of these transactions was $0.8 at April 30, 2007 (April 30, 2006 — $0.8).
4.	SPECIAL CHARGES
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
During fiscal 2006 the Company implemented additional restructuring actions which resulted in pre-tax special charges of $5.7. The components of the charge include $5.7 of employee severance and benefits incurred in the termination of 84 employees around the world, $0.8 of accreted interest related to lease termination obligation and a reversal of $0.8 related to a new sublease of a facility previously provided for in special charges. Payment of the workforce reduction liabilities was completed during fiscal 2007. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities.
During fiscal 2007, the Company recorded pre-tax special charges of $9.3 as a result of continuing efforts to improve the Company’s operational efficiency and realign its business to focus on IP-based communications solutions. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 129 employees around the world, $0.4 of accreted interest related to lease termination obligations and $0.2 related to additional lease terminations in the period. Payment of workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.0 representing the long-term portion of the lease obligation has been recorded under long term liabilities.

     The following table summarizes details of the Company’s special charges and related reserve during fiscal 2006 and fiscal 2007:

		Lease
	Workforce	Termination	Assets Written
Description	Reduction	Obligation	Off	Legal Costs	Total

Balance of provision as of April 25, 2004	$2.1	$5.3	$—	$0.4	$7.8

Fiscal 2005:
Charges	8.7	1.3	0.9	—	10.9
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(8.9)	(1.2)	—	(0.4)	(10.5)
Assets written off	—	—	(0.9)	—	(0.9)
Foreign currency impact	0.4	0.3	—	—	0.7

Balance of provision as of April 24, 2005	$2.0	$5.7	$—	$—	$7.7

Transition Period:
Cash payments	(0.2)	—	—	—	(0.2)
Foreign currency impact	—	(0.1)	—	—	(0.1)

Balance of provision as of April 30, 2005	$1.8	$5.6	$—	$—	$7.4

Fiscal 2006:
Charges	5.7	0.8	—	—	6.5
Adjustments	—	(0.8)	—	—	(0.8)
Cash payments	(6.0)	(1.3)	—	—	(7.3)
Foreign currency impact	0.2	(0.3)	—	—	(0.1)

Balance of provision as of April 30, 2006	$1.7	$4.0	$—	$—	$5.7

Fiscal 2007:
Charges	8.7	0.6			9.3
Cash payments	(9.5)	(1.0)			(10.5)
Foreign currency impact	0.3	0.4			0.7

Balance of provision as of April 30, 2007	$1.2	$4.0	$—	$—	$5.2

5.	SEGMENT INFORMATION

General description

Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration.

In years previous to fiscal 2006, the Company reported its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). Effective fiscal 2006, Mitel changed its structure of reporting so that the reportable segments are now represented by the following four geographic areas: United States, Canada and Caribbean & Latin America (CALA), Europe, Middle East & Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business. The results of operations for 2005 have been restated to conform with the new presentation.

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

Business segments

Financial information by geographic area for fiscal years 2005, 2006 and 2007, and the Transition Period under the new basis of reporting is summarized below. External revenues are attributed to geographic area based on sales office location.

	United	Canada and			Corporate
	States	CALA	EMEA	Asia Pacific	and Other	Total

Fiscal 2005

Revenue	$153.5	$37.2	$145.5	$6.0	$—	$342.2

Contribution Margin	59.5	13.7	39.7	—	—	112.9
Shared and unallocated	—	—	—	—	(154.2)	(154.2)

Operating earnings (loss)	$59.5	$13.7	$39.7	$—	$(154.2)	$(41.3)

Transition Period

Revenue	$1.8	$0.4	$1.0	$—	$—	$3.2

Contribution Margin	0.5	—	(0.3)	(0.1)	—	0.1
Shared and unallocated	—	—	—	—	(1.8)	(1.8)

Operating earnings (loss)	$0.5	$—	$(0.3)	$(0.1)	$(1.8)	$(1.7)

Fiscal 2006

Revenue	$178.5	$43.6	$156.3	$8.7	$—	$387.1

Contribution Margin	73.9	17.1	52.1	0.6	—	143.7
Shared and unallocated	—	—	—	—	(150.4)	(150.4)

Operating earnings (loss)	$73.9	$17.1	$52.1	$0.6	$(150.4)	$(6.7)

Fiscal 2007

Revenue	$161.6	$49.4	$162.4	$11.5	$—	$384.9

Contribution margin	63.0	20.0	51.2	1.9	—	136.1
Shared and unallocated	—	—	—	—	(169.4)	(169.4)

Operating earnings (loss)	$63.0	$20.0	$51.2	$1.9	$(169.4)	$(33.3)

Product information

Effective fiscal 2006, the Company revised the allocation of revenues between its product and service groups. The following table sets forth the net revenues for groups of similar products and services by period under the revised basis of reporting:

		Transition
	2005	Period	2006	2007

Products:
Platforms and desktop appliances	$165.1	$1.3	$204.3	$201.4
Applications	23.5	0.3	34.2	38.4

Other (1)	19.1	0.1	22.0	23.8

	207.7	1.7	260.5	263.6

Services:
Maintenance and support	85.3	1.2	80.9	77.2
Installation	22.1	0.1	24.6	21.2
Managed services	10.9	0.2	9.2	7.7
Professional services	16.2	—	11.9	15.2

	134.5	1.5	126.6	121.3

Total	$342.2	$3.2	$387.1	$384.9

(1)	Other products include mainly OEM products representing approximately six percent, three percent, six percent and six percent of total revenue in fiscal 2005, Transition Period, fiscal 2006 and fiscal 2007 respectively.

Geographic information

Revenues from external customers are attributed to the following countries based on location of the customers.

		Transition
	2005	Period	2006	2007

Canada	$26.5	$0.3	$30.9	$37.6
United States	155.3	1.8	178.9	161.9
United Kingdom	127.3	1.0	130.2	129.0
Other foreign countries	33.1	0.1	47.1	56.4

	$342.2	$3.2	$387.1	$384.9

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2006			April 30, 2007
			Intangible			Intangible
	Property and		and Other	Property and		and Other
	Equipment	Goodwill	Assets	Equipment	Goodwill	Assets

Canada	$10.4	$4.2	$6.6	$11.6	$4.2	$6.6
United States	1.0	0.9	—	1.1	0.9	—
United Kingdom	5.0	1.7	—	3.6	1.7	—
Other foreign countries	1.0	—	—	0.2	—	—

	$17.4	$6.8	$6.6	$16.5	$6.8	$6.6

Concentrations

The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. For the period ended April 30, 2007, sales of $48.4 were made to one customer in the United States and accounted for more than 10 percent of the Company’s revenue. No other single customer accounted for more than 10 percent of the Company’s revenue for the periods ended April 24, 2005, April 30, 2006 and April 30, 2007 and the Transition Period.

As a result of the disposal of the manufacturing operations described in Note 3, BreconRidge manufactures substantially all of the Company’s products. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2007, there was excess inventory of $4.0 (2006 — $0.9) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.
6.	DIVESTITURES

Sale of Edict Training Ltd.

On October 7, 2005, the Company completed the sale of its 8,000 shares, or eighty-percent ownership interest, in Edict for consideration of £0.2, or $0.3 to be applied against amounts due from Edict Training Ltd. The transaction resulted in an insignificant loss, which was recorded in other income/expense. As a result of this transaction, the Company no longer holds any equity interest in Edict. The costs incurred in connection with this disposal were considered nominal.

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

$0.3

Sale of U.K. land and building

On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2006 and April 30, 2007 was $5.5 and $4.9 respectively. The provision for income taxes in fiscal 2006 relating to the sale of the land and buildings was $0.9 (£0.6).
7.	RECEIVABLES PURCHASE AGREEMENT

On April 30, 2007, the Company entered into an agreement under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on Canadian dollar receivables and 10.25% on US dollar receivables. Under the Agreement, the Company will continue to service, administer and collect the pool of accounts receivable without a fee, on behalf of the purchaser and, in certain events of breach can be required to repurchase the receivables. The Agreement is guaranteed by the Company’s principal shareholder, for which a fee of $0.012 was paid, and $1.9 was recorded as restricted cash in connection with the agreement. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale. The agreement does not provide the financial institution with the right to pledge or resell the transferred receivables.

8.	OTHER CURRENT ASSETS

The following are included in other current assets as of April 30, 2006 and April 30, 2007.

	April 30,	April 30,
	2006	2007

Prepaid expenses	$13.6	$14.3
Other receivables	9.5	11.7
Deferred charges	1.6	4.2

	$24.7	$30.2

Included in deferred charges is $2.1 relating to the financing described in Note 28. Included in other receivables are unbilled receivables of $9.5 as of April 30, 2007 (2006 — $6.5).

9.	INVENTORIES

	April 30,	April 30,
	2006	2007

Raw materials	$0.9	$2.4
Finished goods	22.7	17.4

	$23.6	$19.8

10.	PROPERTY AND EQUIPMENT

	April 30,	April 30,
	2006	2007

Cost:
Equipment	$68.8	$69.9

	68.8	69.9

Less accumulated depreciation
Equipment	51.4	53.4

	51.4	53.4

	$17.4	$16.5

As of April 30, 2007, equipment included leased assets with cost of $6.2 (2006 — $4.6) and accumulated depreciation of $2.8 (2006 — $1.3) and equipment utilized in the provision of Managed Services (see Note 2(f)) with cost of $7.5 (2006 — $8.0) and accumulated depreciation of $6.6 (2006 — $6.7). Depreciation expense recorded in fiscal 2007 amounted to $7.1 (2005 — $7.6; Transition Period – $0.2; 2006 — $8.6).

11.	GOODWILL

	April 30,	April 30,
	2006	2007

Balance, beginning of the period	$6.0	$6.8
Foreign currency impact	0.8	—

Balance, end of period	$6.8	$6.8

The Company performs its impairment tests of goodwill annually on January 31 in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. The Company concluded that there was no impairment since the fair value determination of the reporting units were found to exceed the carrying values in fiscal 2006 and fiscal 2007.

12.	INTANGIBLE AND OTHER ASSETS

	April 30,	April 30,
	2006	2007

Cost:
Patents, trademarks and other	$5.4	$6.9
Deferred debt issue costs	4.5	5.0

	9.9	11.9

Less accumulated depreciation
Patents, trademarks and other	2.5	3.6
Deferred debt issue costs	0.8	1.7

	3.3	5.3

	$6.6	$6.6

Amortization of intangible and other assets was $0.7, $nil, $1.7 and $1.9 each of fiscal 2005, Transition Period, fiscal 2006, and fiscal 2007 respectively. Deferred debt issue costs will be amortized over 5 years of which $1.7 has been amortized to date. The estimated amortization expense related to intangible assets in existence as of April 30, 2007, over the next five years is as follows: fiscal 2008 — $2.4; fiscal 2009 — $1.7; fiscal 2010 — $1.5; fiscal 2011 — $0.5 and fiscal 2012 — $0.5. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

13.	BANK INDEBTEDNESS

The Company’s UK subsidiary has indemnity facilities totaling $1.9 (£1.0) available for letters of credit and other guarantees, $0.9 of which has been drawn at April 30, 2007 (April 30, 2006 – $0.8). The indemnity and credit facilities are unsecured.

Amounts appearing in bank indebtedness as of April 30, 2006 and April 30, 2007 represent credit book balances resulting from an excess of outstanding checks over funds on deposit where a right of offset does not exist.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 30,
	2006	2007

Trade payable	$21.0	$40.0
Employee-related payables	11.6	14.0
Restructuring, warranty and other provisions	5.7	5.1
Receivables purchase obligation	—	12.8
Other accrued liabilities	35.0	26.8

	$73.3	$98.7

15.	LONG-TERM DEBT

	April 30,	April 30,
	2006	2007

Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from 8 to 36 months, secured by the leased assets	$4.1	$4.0

	4.1	4.0
Less: current portion	1.6	1.9

	$2.5	$2.1

Interest expense related to long-term debt, including obligations under capital leases, was $0.2 in fiscal 2007 (2005 — $1.0; Transition Period – insignificant; 2006 — $0.5). Future minimum lease payments as of April 30, 2007 under capital leases total $4.4 of which $2.0, $1.6, $0.4 and $0.4 relate to fiscal years 2008 to 2011, respectively. Interest costs of $0.4 are included in the total future lease payments.
16.	CONVERTIBLE NOTES

Senior Secured Convertible Notes

On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a Qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes are entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a Fundamental Change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which is based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO may be settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium is not based on interest rates or credit risk and therefore is not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative is required to be recorded at fair value separate from the debt host. As at April 30, 2007 management has determined the fair value of the derivative instrument to be nominal.

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

As a redemption upon the occurrence of a Fundamental Change in the 18 months after issuance but prior to the consummation of a Qualified IPO could result in (1) the Holder doubling its initial rate of return on the debt host and (2) the rate of return is at least twice what would otherwise be the market return for a contract that has the same terms and credit risk as the debt host contract, the redemption feature is not considered to be clearly and closely related to the debt host and requires separate accounting from the debt host under the provisions of FAS 133. At April 30, 2006 management has assigned nominal value to the derivative instrument. At April 30, 2007 the right to receive this rate of return no longer exists since the 18-month period after issuance has lapsed.

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

The following table summarizes the allocation of the convertible notes among its different elements and movement in the carrying value of the convertible notes:

	April 30,	April 30,
	2006	2007

Balance, beginning of period	$46.6	$48.7
Accretion of convertible notes to redemption value	1.5	1.5
Foreign currency impact	0.6	—

Balance, end of period	$48.7	$50.2

Convertible Debentures

On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. In fiscal 2004, the entire carrying value of the debentures and accrued interest of $9.3 was converted into 5,445,775 common shares of the Company at C$2.00 per common share. In fiscal 2004 and fiscal 2005, the common shares were converted into 10,891,550 Series B preferred shares. As the Company determined that the fair value of the Series B preferred shares to be equivalent to the fair value of the common shares, there was no gain or loss recorded on the exchange.
17.	COMMITMENTS AND GUARANTEES

Operating leases

The Company leases certain equipment and facilities under 3rd party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 3). Rental expense and income on operating leases were as follows:

		Transition
	2005	Period	2006	2007

Rental expense
Arms-length	$8.3	$—	$8.1	$12.2
Related party	5.9	0.1	6.5	6.6

Total	$14.2	$0.1	$14.6	$18.8

Rental income
Arms-length	$0.6	$—	$0.2	$1.9
Related party	3.6	—	2.8	0.7

Total	$4.2	$—	$3.0	$2.6

Future operating minimum lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2008	$8.0	$8.1	$1.9	$0.1
2009	6.5	8.1	1.1	—
2010	4.5	8.1	0.5	—
2011	3.4	6.8	0.1	—
2012	2.8	—	—	—
Thereafter	8.6	—	—	—

Total	$33.8	$31.1	$3.6	$0.1

Guarantees

The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):

Product warranties

The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. The following table details the changes in the warranty liability:

	April 30,	April 30,
	2006	2007

Balance, beginning of period	$2.6	$2.0
Warranty costs incurred	(1.8)	(1.2)
Warranties issued	1.0	1.1
Other	0.2	(0.1)

Balance, end of period	$2.0	$1.8

Intellectual property indemnification obligations

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

Bid and performance related bonds

The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2006 and April 30, 2007 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2007, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $3.6 (2006 – $2.5).
18.	CONTINGENCIES

On June 23, 2006, one of the Company’s competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requested damages. On September 8, 2006 the Company filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing on certain of the Company’s patents and also requested damages.

The competitor had also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company’s patents are not being infringed by them or are invalid.

During fiscal 2007, the Company and the competitor both expressed willingness to settle all litigation claims outside of court, and a final agreement was reached on March 19, 2007. Under the terms of the settlement agreement, the competitor agreed to release the Company from all past infringements and the parties have also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $14.8, representing the present value of $19.7 payable over a 5-year period and discounted using an interest rate of 12%, was recorded during the year ended April 30, 2007 in the consolidated statement of operations. Also included in the litigation settlement charge of $16.3 are legal costs incurred of $1.5. At April 30, 2007, $5.9 had been recorded in accounts payable and accrued liabilities and $10.4 was recorded in the litigation settlement obligation. The litigation settlement obligation also includes $0.4 of accrued interest. The first payment under the settlement agreement was paid in the first quarter of fiscal 2008.

A class action suit was certified on October 7, 2006 in the Ontario Superior Court of Justice that covered a certain number of Mitel’s Canadian employees who were terminated in connection with the restructuring activities in the quarter ending October 31, 2006. On February 28, 2007, the action was settled at mediation. An amount was accrued at the time when the loss was determined to be both probable and estimable.

On April 30, 2007, Mitel was made party to a class action lawsuit related to the proposed merger described in Note 28. The complaint alleges that the Company aided and abetted Inter-Tel in breaching their fiduciary duties of loyalty and due care by approving the merger without regard to the fairness of the transaction to Inter-Tel stockholders. The plaintiff is seeking an injunction to the consummation of the proposed merger. While the Company believes the claims are without merit and intends to defend vigorously, Mitel cannot predict the outcome of the lawsuit and the impact it could have on the merger.

The Company is also party to a small number of other legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.
19.	REDEEMABLE COMMON SHARES

Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006 (the “put date”), Zarlink, a shareholder of the Company, has a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of C$2.85 per common share which translates to a total cash outlay of $25.8 based on April 30, 2007 foreign exchange rates. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. Subsequent to year-end, the put date was again extended until the earlier of the completion of the acquisition as described in Note 28, or November 2, 2007 (see Note 29). The common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $2.1 (2006 — $1.8) accreted for the excess of the redemption amount over the original carrying value was recorded as of April 30, 2007. The accreted amount is recorded as an increase in accumulated deficit.

The following table summarizes the changes in redeemable common shares during the years presented:

	April 30,	April 30,
	2006	2007

Balance, beginning of the period	$18.2	$18.7
Interest accreted during the period	0.5	0.3

Balance, end of period	$18.7	$19.0

20.	CONVERTIBLE, REDEEMABLE PREFERRED SHARES

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

The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as of April 30, 2006 and April 30, 2007. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.

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

At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 30, 2006 and April 30, 2007 management has estimated that the fair market value of the preferred shares was C$2.55 and C$2.16 per share, respectively.

As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $15.3 as of April 30, 2007 (April 30, 2006 — $17.3), and is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations. The initial value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, is classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2005, Transition Period, fiscal 2006 and fiscal 2007, the amount of accreted interest was $1.2, insignificant, $1.6 and $2.1 respectively.

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

Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an IPO of its common shares by the put date, one of the Company’s Series B Preferred Shareholders, has a right to require the Company to redeem for cash all or part of its 16,000,000 Series B Preferred Shares held in the Company at a price of C$1.00 per preferred share, plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. No additional amendments have been made and so the put option on the preferred shares can be exercised at any time after May 1, 2007.

At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 30, 2006 and April 30, 2007 management has estimated that the fair market value of the preferred shares was C$1.00 and C$2.16 per share, respectively.

As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $52.0 as of April 30, 2007 (April 30, 2006 — $58.6) and is recorded as a liability. The initial value of the Series B Preferred Shares of $27.7, after allocation of proceeds to the derivative instrument, was classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For fiscal 2006 and fiscal 2007 the amount of accreted interest was $4.8 and 4.9 respectively. Similar to the Series A Preferred Shares, the derivative component relating to the Series B Preferred Shares is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations.

The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

	Series A	Series B	Total

Carrying value as of April 30, 2005	$7.0	$32.1	$39.1

Fiscal 2006
Accreted interest	1.6	4.8	6.4

Carrying value as of April 30, 2006	$8.6	$36.9	$45.5

Fiscal 2007
Accreted interest	2.1	4.9	7.0

Carrying value as of April 30, 2007	$10.7	$41.8	$52.5

21. WARRANTS
The following table outlines the carrying value of warrants outstanding as of April 30, 2006 and April 30, 2007:

	April 30,	April 30,
	2006	2007

i) Warrants issued/issuable in connection with government funding	$39.1	$39.1
ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0
iii) Warrants issued to financing agent	0.1	0.1
iv) Warrants issued in connection with Senior Secured Convertible Notes	7.7	7.7
v) Warrants issued to Wesley Clover Corporation	—	15.0

Total warrants outstanding	$47.9	$62.9

i) During fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to C$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each fiscal year was determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.
As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 totaled 12,887,440 and were issued in fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006 or fiscal 2007. As of April 30, 2007 there are 37,355,518 warrants outstanding and no remaining amounts receivable (April 30, 2006 — $1.3).
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
v) On September 21, 2006, the Company issued 15,000 warrants to Wesley Clover for an aggregate purchase price of $15.0. Each of the warrants entitles the holder to purchase the Company’s common shares. The warrants are automatically exercisable, without the payment of any additional consideration, at the time that is either (i) immediately prior to the completion of an initial public offering (ii) immediately prior to a sale of all or substantially all of the Company’s equity to a purchaser for cash or for a mix of cash and shares or (iii) immediately prior to a Fundamental Change as defined in Note 16, but in no event later than September 21, 2008.
The warrants are exercisable at a price per share equal to the lesser of $1,000 divided by (i) 85% of the US dollar price per common share being offered in the initial public offering or upon the change of control event if it occurs in the first 12 months and increasing by 1 1/4% per month thereafter subject to a maximum additional discount of 15%, and (ii) $1.50. In the event of a Fundamental Change, the warrants are exercisable at a price per share equal to $1,000 divided by $1.50. The terms of the warrant do not limit the number of shares that are issuable on conversion. If the settlement were to occur on April 30, 2007, for an event that is either an initial public offering or change of control, excluding the effect of the additional warrants described below, 16,806,723 common shares would be issued based on a share price of $1.05. For each $0.01 dollar decrease in this share price, the Company would be required to issue an additional 161,603 shares. If the settlement were to occur on April 30, 2007 as a result of a Fundamental Change event or expiry, 10,000,000 shares would be issued based on a fixed share price of $1.50.
If the warrants are exercised as result of an initial public offering, the holder will receive additional warrants (IPO Warrants) to purchase a variable number of common shares that is equal to the number of common shares issued upon exercise of the warrants, at an exercise price equal to the US dollar price per common share offered in the initial public offering. The IPO Warrants expire on the date that is eighteen months following the completion of an initial public offering.
Additionally, in the event of a subsequent offering, the warrant holders are entitled to exchange the warrants for an equivalent monetary investment in any form of security which is issued by way of a private placement within 120 days of the closing date. There were no additional private placements or subsequent offerings prior to the expiration of this 120-day period.
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
During fiscal 2007, the Company issued 10,000 shares (2005 — 153,616; 2006 — 132,261) for an insignificant amount of consideration (2005 — $0.1; 2006 — $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.
Equity offerings
On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $14.6, of which $8.8 was received in cash and $5.9 was covered by employee interest-free loans repayable to the Company over a two-year period from the date of each offering. The repayment of certain of the loans was suspended during fiscal 2003 and reinstated during fiscal 2004, fiscal 2005 and fiscal 2006. At April 30, 2007, there was only $0.1 remaining of employee loans receivable.
During fiscal 2005 the Company completed an equity offering to certain employees and eligible investors. The Company issued 5,601,870 common shares at C$1.00 per share, for total consideration of $4.6, of which $3.0 was received in cash and $1.6 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.

Share Purchase Loans
As part of the fiscal 2005 equity offering described above, the Company implemented an Employee Stock Purchase Plan allowing US employees to purchase up to 2,000,000 common shares of the Company through a single lump sum payment and/or a Company loan. Shares purchased using company loans are secured by the underlying share, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. Non-US employees were provided with the ability to acquire shares under similar terms and conditions. In fiscal 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 was recorded against shareholders’ deficiency. Repayments against the loans were made during fiscal 2006 and fiscal 2007, and the balance remaining at April 30, 2007 was $0.1 (April 30, 2006 — $0.3).
Stock Option Plan
In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “2001 Stock Option Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment.
Effective September 7, 2006, shares subject to outstanding awards under the 2001 Stock Option Plan which lapse, expire or are forfeited or terminated will no longer become available for grants under this plan. Instead, new stock options and other equity grants will be made under the 2006 Equity Incentive Plan which was approved by the shareholders of Mitel and became effective on September 7, 2006. All existing options that have been previously granted under the 2001 Stock Option Plan will continue to be governed under that plan until exercised, termination or expiry.
The 2006 Equity Incentive Plan permits grants of stock options, deferred share units, restricted stock units, performance share units and other share-based awards. Under the new plan, options are generally granted for a fixed number of shares with an exercise price equal to the fair market value of the shares at the date of grant, and vest 25% each year over a four year period on the anniversary date of the grant. The Company’s Board of Directors has the discretion to amend general vesting provisions and the term of any option, subject to limits contained in the plan. The aggregate number of common shares that may be issued under the 2006 Equity Incentive Plan is 12% of the total number of common shares outstanding from time to time (less the issued options outstanding under the 2001 Stock Option Plan). Common shares subject to outstanding awards under this new plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.
The number of common shares available for grant under the 2006 Equity Incentive Plan at April 30, 2007 was 2,028,666 options (2006 — 4,234,331 under the 2001 Stock Option Plan).

Following is a summary of the Company’s stock option activity under both stock option plans and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	Fiscal 2005			Transition Period
		Weighted	Aggregate		Weighted	Aggregate
	Number of	Average	Intrinsic	Number of	Average	Intrinsic
	Shares	Exercise Price	Value	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	4,482,264	$2.77	$—	18,480,002	$1.22	$—
Granted	15,220,873	0.81	—	—	—	—
Forfeited	(725,856)	1.54	—	(15,153)	1.69	—
Expired	(497,279)	2.84	—	(8,600)	2.96	—

Balance, end of period:	18,480,002	$1.22	$—	18,456,249	$1.19	$—

Number of options exercisable	3,017,863	$2.82	$—	3,102,973	$2.78	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.15			$—

	Fiscal 2006			Fiscal 2007
		Weighted	Aggregate		Weighted	Aggregate
	Number of	Average	Intrinsic	Number of	Average	Intrinsic
	Shares	Exercise Price	Value	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	18,456,249	$1.34	$—	20,668,538	$1.06	$—
Granted	5,227,233	0.90	—	6,123,177	1.13	—
Exercised	(58,174)	2.81	—	(45,624)	1.18	—
Forfeited	(879,766)	1.27	—	(1,356,657)	2.51	—
Expired	(2,077,004)	3.07	—	(2,944,849)	0.94	—

Balance, end of period:	20,668,538	$1.06	$—	22,444,585	$1.02	$—

Number of options exercisable	4,947,519	$1.48	$—	8,115,722	$1.04	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.14			$0.77

The aggregate intrinsic value of options exercised for fiscal 2005, Transition Period, fiscal 2006 and fiscal 2007 is $nil since the fair value of the options at the time of exercise was equivalent to the exercise price.

A summary of options outstanding as at April 30, 2007 is as follows:

		Total outstanding			Total exercisable
		Weighted-			Weighted-
		Average			Average
		Remaining	Aggregate		Remaining	Aggregate
Exercise Price	Number of Shares	Contractual Life	Intrinsic Value	Number of Shares	Contractual Life	Intrinsic Value

$0.90	15,699,201	2.6 years	2,298,520	7,320,196	2.5 years	1,071,750
$1.02	62,987	4.4 years	1,823	—	—	—
$1.05	227,633	3.9 years	418	58,532	3.9 years	4,205
$1.07	4,047,900	4.8 years	—	—	—	—
$1.12	546,305	4.9 years	—	—	—	—
$1.40	1,042,247	4.1 years	—	—	—	—
$1.81	141,562	1.6 years	—	108,494	1.6 years	—
$2.48	676,750	0.6 years	—	628,500	0.6 years	—

	22,444,585		2,300,761	8,115,722		1,075,955

Options expected to vest as of April 30, 2007				19,077,897
The aggregate intrinsic value of outstanding and exercisable stock options represents the amount by which the fair value of the common shares exceeds the exercise price of in-the-money options. The amount is based on a fair value of $1.05, which is assumed to be the price that would have been received by the option holders had all stock option holders exercised and sold their options on April 30, 2007.
Earnings (loss) per share
The following table sets forth the computation of basic and diluted loss per share:

	2005	Transition Period	2006	2007

Net loss, as reported	$(49.6)	$(1.6)	$(44.6)	$(35.0)
Accreted interest on redeemable shares	(5.6)	(0.1)	(6.9)	(7.3)

Net loss available to common shareholders	$(55.2)	$(1.7)	$(51.5)	$(42.3)

Weighted average number of common shares outstanding during the period	113,792,829	117,149,933	117,230,198	117,336,927

Loss per common share — basic and diluted	$(0.49)	$(0.01)	$(0.44)	$(0.36)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

		Transition
(number of shares)	2005	Period	2006	2007

Stock options	—	—	1,624,155	3,588,891
Warrants	28,475,127	28,686,974	37,695,141	43,527,960
Convertible, redeemable preferred shares	87,789,300	87,789,300	87,789,300	87,789,300

	116,264,427	116,476,274	127,108,596	134,906,151

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2007, 18,855,694 stock options were excluded from the above table because they were anti-dilutive (2005 — 18,480,002; Transition Period — 18,456,249; 2006 — 19,044,383). Additionally, warrants to acquire 16,500,000 common shares (2005 — 16,500,000; Transition Period — 16,500,000; 2006 — 16,500,000), which could potentially dilute basic earnings per share in the future, were also excluded from the above table since they are contingently issuable and since the conditions for issuance had not been met by the end of the period.

Stock-based Compensation
During fiscal 2007, the Company granted stock options to acquire 300,000 common shares (2005 — 145,604; Transition Period — nil; 2006 — 132,000) at an exercise price equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2006 and April 30, 2007. The following assumptions were used: five-year life, interest rate of 4.10 percent, volatility of 86 percent and no dividends.
Performance-Based Stock Options
On July 27, 2005, the shareholders of Mitel approved 2,810,000 performance-based stock option awards to selected key employees to acquire 2,810,000 common shares. The options were to vest contingent upon the achievement of certain targets, as measured on April 30, 2006, in accordance with the normal four-year vesting term. At the time of the grant, the options were considered variable plan awards as defined by APB 25 and so were subject to remeasurement for changes in the market price of the underlying stock at the end of each reporting period until the measurement date. The measurement date was defined to be April 30, 2006, since it was determined that the objectives had not been met as of that date. The options were formally cancelled in fiscal 2007 and the expense amount recorded for the year ended April 30, 2007 was $nil (2006 — 0.1).
Deferred Share Unit Plans
In December 2004, Mitel granted deferred share units (DSUs) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant’s annual salary less the maximum amount of the participant’s eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2007 there were 390,358 DSUs awarded to executives with a fair value of $0.5 recorded as a liability (2006 — 601,547 DSUs and $0.9 recorded as a liability). The compensation expense recorded in fiscal 2007 to reflect a change in common share fair value was $0.2 (2005 — $nil; Transition Period — $nil; 2006 - $0.3).
23. OTHER INCOME (EXPENSE), NET

		Transition
	2005	Period	2006	2007

Foreign exchange gains (losses), net	$(0.1)	$0.2	$(0.6)	$(0.3)
Interest income	0.5	—	0.7	0.3
Amortization of gain on sale of assets	—	—	0.3	0.6

	$0.4	$0.2	$0.4	$0.6

24. INCOME TAXES
     Details of income taxes are as follows:

		Transition
	2005	Period	2006	2007

Loss before income taxes:
Canadian	$(24.8)	$(0.2)	$(35.0)	$(24.1)
Foreign	(24.0)	(1.4)	(11.5)	(10.9)

	$(48.8)	$(1.6)	$(46.5)	$(35.0)

Income tax (expense) recovery:
Current:
Canadian	$0.8	$—	$1.2	$—
Foreign	(1.6)	—	(2.1)	0.2

	(0.8)	—	(0.9)	0.2
Deferred:
Canadian	$—	$—	$—	$—
Foreign	—	—	2.8	(2.0)

	$(0.8)	$—	$1.9	$(1.8)

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

		Transition
	2005	Period	2006	2007

Expected tax rate	36.0%	36.0%	36.0%	36.0%

Expected tax benefit	$17.5	$0.6	$16.7	$12.0
Foreign tax rate differences	(7.9)	(0.5)	(7.4)	(5.2)
Tax effect of temporary differences and losses not recognized	(12.2)	(0.1)	(1.6)	(6.4)
Use of losses not previously recognized	9.3	—	2.4	—
Recognize (write-off) deferred tax asset	—	—	2.8	(2.0)
Permanent differences	(7.0)	—	(12.4)	(2.4)
Tax refunds and other adjustments related to prior years	(0.5)	—	1.4	2.2

Income tax (expense) recovery	$(0.8)	$—	$1.9	$(1.8)

     The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30, 2006	April 30, 2007

Assets:
Net operating loss carryforwards	$55.5	$67.7
Allowance for doubtful accounts	3.0	0.6
Inventory	(0.5)	0.6
Restructuring and other accrued liabilities	5.1	11.0
Pension	2.7	3.2
Lease obligations and long-term debt	1.3	1.0
Property and equipment	6.8	6.7
Intangible and other assets	10.4	6.8

Total deferred tax assets	84.3	97.6

Deferred tax liabilities	—	—

Total gross deferred tax assets net of total deferred tax liabilities	84.3	97.6
Valuation allowance	(81.5)	(97.6)

Total deferred tax assets	$2.8	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, the Company recorded a deferred tax asset relating to its U.S. operations since these assets were considered more likely than not to be realized. In fiscal 2007, the deferred tax assets were no longer considered more likely than not to be realized and so the Company increased its valuation allowance.
The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

	April 30, 2006		April 30, 2007
	Tax	Tax	Tax	Tax
Year of Expiry	Losses	Credits	Losses	Credits

2008	—	—	—	—
2009	0.6	—	—	—
2010	—	—	31.9	—
2011	32.6	—	55.6	—
2012	58.3	—	43.9	—
2013-2023	136.3	24.6	107.1	33.1
Indefinite	44.7	—	54.5	—

Total	272.5	24.6	293.0	33.1

These tax loss carry forwards relate to operations in Canada, the US, the U.K., Italy, Hong Kong and Barbados. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.
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
In fiscal 2006, a change in valuation assumptions, in particular changes in discount rates and increases in expected mortality rates, produced an unfavorable impact on the Company’s defined benefit pension plan assets and obligations for the year ended April 30, 2006. There were no significant changes in assumptions in fiscal 2007 and the pension liability decreased from £90.1 to £87.0 as a result of actuarial gains recognized in the year. Despite the decrease, after the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability increased by $9.7 to $173.9.
United Kingdom Defined Benefit Pension Plan
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“SFAS 158”). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The standard also requires companies to measure plan assets and obligations at their year-end balance sheet date. The Company is required to initially recognize the funded status of its defined benefit pension plans and to provide the required disclosures as of April 30, 2007. The requirement to measure plan assets and benefit obligations as of the year-end date is not required until April 30, 2009, the Company has however chosen to early adopt in fiscal 2007 and has measured its assets and liabilities at April 30 rather than March 31.
The effect of the initial adoption of SFAS 158 was as follows:

	April 30, 2007	SFAS 158	April 30, 2007
	Pre-SFAS 158	Adjustments	Post-SFAS 158

Pension liability	$25.4	$25.1	$50.5
Accumulated deficit	$(397.8)	$(0.4)	$(398.2)
Accumulated other comprehensive loss	$(31.9)	$(24.7)	$(56.6)
The decrease in minimum pension liability adjustment included in other comprehensive loss for the year ended April 30, 2007 is $16.6 (2006 – increase of $14.6).
The estimated portion of net gain or loss, net prior service cost, and transition obligation remaining in other comprehensive loss that is expected to be recognized as a component of net periodic benefit cost over the next fiscal year is £0.7 or $1.4. The net gain recognized in other comprehensive loss is £9.8 or $18.6.

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 30,	April 30,
	2006	2007

Change in accrued pension benefits:
Benefit obligation at beginning of period	$121.8	$164.1
Service cost	1.1	1.5
Interest cost	6.2	8.6
Plan participants’ contributions	1.2	1.0
Actuarial (gain) loss	41.0	(15.5)
Benefits paid	(2.3)	(1.9)
Adjustment for change in measurement date	—	0.4
Foreign exchange	(4.9)	15.7

Benefit obligation at end of period	164.1	173.9

Change in plan assets:
Fair value of plan assets at beginning of period	82.8	104.2
Actual return on plan assets	22.3	6.2
Employer contributions	3.6	3.2
Employee contributions	1.2	1.0
Benefits paid	(2.3)	(1.9)
Foreign exchange	(3.4)	10.7

Fair value of plan assets at end of period	104.2	123.4

Funded status	(59.9)	(50.5)
Unrecognized net actuarial loss	19.8	—

Pension Liability	(40.1)	(50.5)

The following table provides information with respect to the Company’s Projected Benefit Obligation and Accumulated Benefit Obligation, both of which are in excess of plan assets:

	April 30,	April 30,
	2006	2007

Projected benefit obligation	$164.1	$173.9
Accumulated benefit obligation	144.3	148.8
Fair value of plan assets	104.2	123.4
The Company’s net periodic benefit cost was as follows:

		Transition
	2005	Period	2006	2007

Current service cost – defined contribution	$1.7	$—	$1.5	$1.5
Current service cost – defined benefit	1.8	—	1.1	1.5
Interest cost	5.9	—	6.2	8.6
Expected return on plan assets	(5.5)	—	(6.1)	(8.0)
Recognized actuarial loss	1.3	—	1.1	2.1

Net periodic benefit cost	$5.2	$—	$3.8	$5.7

The following assumptions were used to determine the periodic pension expense:

	April 24,	April 30,	April 30,
	2005	2006	2007

Discount rate	5.5%	5.0%	5.0%
Compensation increase rate	2.5%	2.75%	2.75%
Investment returns assumption	7.75%	7.25%	7.25%
Inflation rate	2.5%	2.75%	2.75%
Average remaining service life of employees	20 years	21 years	20 years

The following assumptions were used to determine the net present value of the accrued pension benefits

	April 24,	April 30,	April 30,
	2005	2006	2007

Discount rate	5.5%	5.0%	5.5%
Compensation increase rate	2.5%	2.75%	3.00%
Inflation rate	2.75%	2.75%	3.00%
Average remaining service life of employees	20 years	21 years	20 years
Estimated Future Benefit Payments
The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments

2008	$1.6
2009	1.7
2010	1.8
2011	2.0
2012	2.1
2013-2017	13.0
Contributions
The Company expects contributions of $3.0 to its pension plan in 2007.
Plan Assets
The Company’s target allocation and actual pension plan asset allocation by asset category as of April 30, 2006 and April 30, 2007 are as follows:

	2006	2007	2007
	Actual	Actual	Target

Equities	81%	81%	80%
Bonds	18%	19%	20%
Cash	1%	—	—
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
26. FINANCIAL INSTRUMENTS
Fair value
The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to (from) related parties, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness, amounts due to and due from related parties, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.1 classified as accounts payable and accrued liabilities and $0.2 classified as other current assets at April 30, 2007 (April 30, 2006 — $3.7 classified as accounts payable and accrued liabilities). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The estimated fair value of the convertible notes is

$55.2 (2006 – $55.1). The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.
The following table summarizes the financial assets and liabilities for which fair values differed from the carrying amount.

	April 30, 2006		April 30, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Long-term receivables	$0.4	$0.4	$1.9	$1.9
Long-term debt	$4.1	$4.1	$4.0	$4.0
Convertible notes	$48.7	$55.1	$50.2	$55.2
Credit risk
The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable and other receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company has a large number of diverse customers to minimize concentrations of credit risk.
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
Foreign currency risk
The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in Canadian dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.
The foreign exchange contracts outstanding at April 30, 2007 are due to mature in June 2007. As of April 30, 2007, other income (expense), net included a net unrealized gain of $3.8 (2005 – insignificant gain; Transition Period — $0.2; 2006 — $3.7) for changes in the fair value of foreign exchange contracts. As at April 30, 2007, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for US dollars with aggregate notional amounts of U$12.8 (2006 – C$13.2), (ii) to exchange US dollars for Canadian dollars with a notional amount of U$9.0 (2006 — C$83.9), and (iii) to exchange Euro dollars for US dollars with aggregate notional amounts of U$9.9 (2006 — C$11.4).
Non-derivative and off-balance sheet instruments
Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2006 and April 30, 2007, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.2 as of April 30, 2007 (April 30, 2006 — $1.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2006 and April 30, 2007.

27. SUPPLEMENTARY CASH FLOW INFORMATION

		Transition
	2005	Period	2006	2007

Change in non-cash operating assets and liabilities:
Accounts receivable	$7.5	$4.0	$(12.4)	$1.6
Other current assets	(7.3)	(0.9)	5.2	(3.9)
Inventories	(4.2)	(0.6)	(8.0)	1.0
Income tax receivable	—	—	1.2	—
Long-term receivables	—	—	(0.1)	(1.2)
Accounts payable and accrued liabilities	6.6	(0.6)	8.7	12.9
Long term portion of lease termination obligations	(1.2)	—	(2.3)	(0.9)
Deferred revenue	(2.8)	0.5	(2.5)	(4.6)
Change in pension liability	0.9	—	(1.7)	1.0
Due to related parties	0.5	(1.5)	9.5	(1.8)
Income and other taxes payable	(3.3)	0.1	(0.7)	(1.5)

	$(3.3)	$1.0	$(3.1)	$2.6

Interest payments	$1.8	$—	$2.6	$5.8

Income tax payments	$3.5	$—	$1.4	$0.7

Disclosure of non-cash activities during the period:
Credit note received in exchange for sale of Edict	$—	$—	$0.3	$—
Adjustment to minimum pension liability	$2.4	$—	$(15.0)	$16.6
Adoption of SFAS 158	$—	$—	$—	$25.1
Warrants issued in connection with financing	$—	$7.7	$—	$—
Issuance of shares in exchange for services	$0.1	$—	$0.1	$—
Accretion of interest on redeemable common and preferred shares	$5.6	$0.1	$6.9	$7.3
Common shares issued in exchange for employee loans	$1.3	$—	$—	$—
28. PROPOSED MERGER TRANSACTION
On April 26, 2007, the Company signed a definitive merger agreement whereby the Company will acquire Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions, for US$25.60 per Inter-Tel share in cash representing a total purchase price of approximately $729. The transaction closed on August 16, 2007 (see Note 29) and was funded by a combination of equity and debt.
29. SUBSEQUENT EVENTS
On May 1, 2007, the Company’s U.K. subsidiary served notice to its U.K. distributors of its intention to terminate their distribution agreements in accordance with the terms of each agreement. On June 11, 2007, the Company received a letter from two of the distributors’ legal counsel alleging that the Company breached certain obligations under the agreement to not solicit resellers, and interfered in the economic interests of the distributors. On July 12, 2007, a settlement agreement was reached with the U.K distributors without admission of any liability by either party.
On May 30, 2007, the holders of the 10,000,000 redeemable common shares (see note 19) agreed to conditionally extend the put option date from May 1, 2007 until the earlier of the completion of the Inter-Tel acquisition described above, and November 2, 2007. The holders also agreed to reduce the redemption price from C$2.85 per common share if the merger transaction is completed. The put option extension and reduction in redemption price are however conditional upon finalizing an amended shareholder agreement that would also extend the put option date on the redeemable preferred shares (as described in Note 20) until the earlier of the completion of the acquisition and November 2, 2007. These put option rights were terminated upon completion of the merger transaction on August 16, 2007, as described further below.
On June 27, 2007, the Company filed a suit against one of its competitors alleging that the competitor infringed on a number of Mitel’s patents. The Company is seeking unspecified monetary damages as well as a preliminary injunction. The competitor responded by filing a counterclaim against the Company alleging that the Company infringed on one of its patents, and also filed a related defamation suit in the Ontario Superior Court of Justice alleging that Mitel committed trade libel by issuing a press release that announced the filing of the infringement case in the Eastern District of Texas. Potential damages from the counterclaim and defamation claim cannot be assessed at this time. The Company has analyzed the patent asserted by the competitor and believes that both the counterclaim and defamation claims are without merit and therefore intends to defend itself vigorously against both complaints.

On August 16, 2007, the Company completed its merger with Inter-Tel as described in note 28 and as a result, Inter-Tel is now a wholly-owned subsidiary of Mitel. In connection with the merger, the Company issued $307.1 in new Series 1 preferred shares in exchange for cash consideration, received gross cash proceeds of $300.0 from a seven year first lien credit agreement and cash proceeds of $130.0 from an eight year second lien credit agreement. The combined proceeds, along with $195.8 of Inter-Tel’s cash, was substantially used to consummate the purchase of Inter-Tel, retire all existing convertible notes, fund secondary selling by certain shareholders and terminate the put rights held by the holders of the 10,000,000 redeemable common shares and the redeemable preferred shares as described in Notes 19 and 20. Changes in the Company’s capital structure are described in more detail as follows:
i)	each existing Series A Preferred Share (as described in Note 20) was amended and converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share, the entire class of shares was subsequently deleted from the Company’s articles of incorporation;
ii)	each existing Series B Preferred Share (as described in Note 20) was converted into 1.682 Common Shares and the entire class of shares was subsequently deleted from the Company’s articles of incorporation;
iii)	the $55.0 of convertible notes (as described in Note 16) were repaid with $66.0 of cash plus accrued interest
iv)	each existing redeemable common share (as described in Note 19) was purchased for cancellation
v)	the warrants issued for $15.0 on September 21, 2006 (as described in Note 21 (v)) were repurchased for $20.0;
The merger will be accounted for in the second quarter of fiscal 2008 in accordance with SFAS 141 “Business Combinations”, where the deemed purchase price will be allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values and any excess purchase price allocated to goodwill.
In connection with the merger, in September 2007, the Company implemented restructuring actions, which resulted in the termination of 221 employees of the combined Company around the world. The restructuring actions will be accounted for in the second quarter of fiscal 2008.

