Form 20-F/A
period 2007-04-30
MITEL NETWORKS CORP
filed 2007-11-21
CIK 1170534

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☑  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

EXPLANATORY NOTE

Mitel Networks Corporation (“Mitel”) filed its Annual Report of Form 20-F for the fiscal year ended April 31, 2007 (the “Form 20-F”) with the Securities and Exchange Commission (“SEC”) on October 24, 2007.

This Amendment No. 1 to Mitel’s Form 20-F (the “Amendment”) is filed to provide a single page that was inadvertently omitted in Item 3 of the Form 20-F as filed electronically with the SEC via the EDGAR system on October 24, 2007.

Other than the foregoing, no part of Mitel’s Form 20-F filed on October 24, 2007, is being amended, and no part of the Form 20-F or of Item 3 as re-filed pursuant to this Amendment speaks as of any date subsequent to October 24, 2007.

Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Mitel hereby amends Item 3 of its Form 20-F in its entirely and replaces it with the following:

Item 3	Key Information	1
Item 19	Exhibits
Signatures
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

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

We are focused on the development and sales of IP-based communications solutions. Our operating results may be adversely affected if the market opportunity for IP-based communications solutions and services does not develop in the way we anticipate. IP-based communications systems currently constitute a small percentage of global installed large enterprise telephony systems. If IP-based communications do not gain widespread acceptance in the marketplace and as an alternative replacement option for traditional business telephony systems, our overall revenues and operating results will be adversely affected. Because this market opportunity is in its early stages, we cannot predict whether:

•	the demand for IP-based communications solutions, value-added applications and services will grow as fast as we anticipate;

•	continuing reductions in long-distance and local toll charges may adversely affect sales of certain of our solutions to customers focused on those cost savings;

•	current or future competitors or new technologies will cause the market to evolve in a manner different than we expect;

•	other technologies will become more accepted or standard in our industry; or

•	we will be able to achieve a leadership or profitable position as this opportunity develops.

Our solutions may fail to keep pace with rapidly changing technology and evolving industry standards.

The markets for our solutions are competitive and characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, short product life cycles and changing business models. Therefore, our operating results depend, among other things, on existing and emerging markets, our ability to develop and introduce new solutions, business processes and fulfillment models and our ability to reduce the production costs of existing solutions. The process of developing new technology and solutions is complex and uncertain, and if we fail to accurately predict and respond to our customers’ changing needs and emerging technological trends, our business could be harmed. We must commit significant resources to developing new solutions and processes before knowing whether our investments will result in solutions the market will accept. The success of new solutions depends on several factors, including new application and product definition, component costs, timely completion and introduction of these solutions, differentiation of new solutions from those of our competitors, and market acceptance of these solutions. We may not be able to successfully identify new market opportunities for our solutions, develop and bring new solutions to market in a timely manner, or achieve market acceptance of our solutions.

Because we depend primarily upon a small number of outside contract manufacturers to manufacture our products, our operations could be delayed or interrupted if we encounter problems with these contractors.

We do not have any internal manufacturing capabilities, and we rely upon a small number of contract manufacturers to manufacture our products. A large number of our products are currently manufactured by BreconRidge Manufacturing Solutions Corporation, a company of which Dr. Terence H. Matthews, one of our major shareholders and the chairman of our board of directors, has an approximate 27.1% ownership interest. Our manufacturing agreement with BreconRidge expires on December 31, 2007, and may or may not be renewed. Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our contract manufacturers, including:

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITEL NETWORK CORPORATION

/s/  Donald W. Smith
Name:     Donald W. Smith

Title:	Chief Executive Officer