Form 20-F
period 2008-04-30
MITEL NETWORKS CORP
filed 2008-10-31
CIK 1170534

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 0-49984

MITEL NETWORKS CORPORATION/CORPORATION MITEL NETWORKS
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
Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 214,736,735 Common Shares and 316,755 Class 1 Preferred Shares.

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

	E. Taxation	93
	F. Dividends and Paying Agents	98
	G. Statement by Experts	98
	H. Documents on Display	98
	I. Subsidiary Information	98
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	98
Item 12.	Description of Securities Other than Equity Securities	100

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	100
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	100
Item 15.	Controls and Procedures	100
Item 16.	[Reserved]	101
	A. Audit Committee Financial Expert	101
	B. Code of Ethics	101
	C. Principal Accountant Fees and Services	101
	D. Exemptions from the Listing Standards for Audit Committees	102
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	102

PART III
Item 17.	Financial Statements	102
Item 18.	Financial Statements	102
Item 19.	Exhibits	102
EX-2.13: AMENDMENT NO.1 TO FIRST LIEN CREDIT AGREEMENT
EX-2.14: AMENDMENT NO.2 TO FIRST LIEN CREDIT AGREEMENT
EX-2.15: AMENDMENT NO.3 TO FIRST LIEN CREDIT AGREEMENT
EX-2.17: AMENDMENT NO.1 TO SECOND LIEN CREDIT AGREEMENT
EX-2.18: AMENDMENT NO.2 TO SECOND LIEN CREDIT AGREEMENT
EX-2.19: AMENDMENT NO.3 TO SECOND LIEN CREDIT AGREEMENT
EX-2.22: CLASS 1 CONVERTIBLE PREFERRED SHARE AND WARRANT SUBSCRIPTION AGREEMENT
EX-4.1: INTEREST RATE SWAP AGREEMENT
EX-4.33: EMPLOYMENT CONTRACT
EX-8.1: SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION
EX-99.1: AUDITORS CONSENT

Basis of Presentation

The financial results of Mitel Networks Corporation (“Mitel”, “we,” “us,” “our,” or “the Company”) contained in this Form 20-F are reported in U.S. dollars and have been prepared in compliance with accounting principles generally accepted in the U.S. for the purposes of this annual report. In this annual report, all dollar amounts are expressed in U.S. dollars except where otherwise indicated.

Forward Looking Information

Some of the statements in this annual report are forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “may,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	our ability to sustain profitability in the future;

•	significant economic instability in our key markets, particularly in the U.S. and United Kingdom;

•	the fluctuations in our quarterly and annual revenues and operating results;

•	intense competition from our competitors, many of which have greater financial resources;

•	the continued development of the market opportunity for IP-based and unified communications solutions and related services;

•	technological developments and evolving industry standards;

•	our ability to protect our intellectual property and our possible infringement of the intellectual property rights of third parties;

•	our dependence on outside contract manufacturers to manufacture our products;

•	our dependence on sole source and limited source suppliers for key components;

•	delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers;

•	our reliance on strategic alliances;

•	our solutions may contain design defects, errors, failures or “bugs”;

•	our reliance on our channel partners for a significant component of our sales; and

•	uncertainties arising from our foreign operations.

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

The following sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended April 25, 2004 (“fiscal 2004”); April 24, 2005 (“fiscal 2005”); for the six day transition period from April 25, 2005 to April 30, 2005 (the “Transition Period”); and for the fiscal years ended April 30, 2006 (“fiscal 2006”), April 30, 2007 (“fiscal 2007”) and April 30, 2008 (“fiscal 2008”). The selected financial information may not be indicative of our future performance and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to the financial statements included elsewhere in this annual report. See Item 8 “Financial Information” and Item 17 “Financial Statements”.

STATEMENT OF OPERATIONS DATA

	Year Ended		Six Days Ended	Year Ended
	April 25,	April 24,	April 30,	April 30,	April 30,	April 30,
	2004	2005	2005	2006	2007	2008
	(In millions, except per share data)

Consolidated Statement of Operations
Revenues	$340.7	$342.2	$3.2	$387.1	$384.9	$692.0
Cost of revenues	202.9	213.2	2.4	225.7	225.1	367.9

Gross margin	137.8	129.0	0.8	161.4	159.8	324.1
Research and development	36.2	41.4	0.7	44.1	41.7	62.6
Selling, general and administrative	111.4	114.9	1.8	120.7	123.5	246.6
Special charges, integration and merger-related costs(1)	11.7	10.6	—	5.7	9.3	16.0
Loss (gain) on disposal of assets	0.6	3.4	—	(2.4)	(1.0)	1.0
Litigation settlement	—	—	—	—	16.3	—
Initial public offering costs	—	—	—	—	3.3	—
In-process research and development(2)	0.2	—	—	—	—	5.0

Operating loss	(22.3)	(41.3)	(1.7)	(6.7)	(33.3)	(7.1)
Other (income) expense, net	8.0	7.5	(0.1)	39.8	(0.1)	(8.0)
Income tax (recovery) expense	0.3	0.8	—	(1.9)	1.8	(12.3)

Net income (loss)	$(30.6)	$(49.6)	$(1.6)	$(44.6)	$(35.0)	$13.2

Net loss per common share
Basic and diluted	$(0.26)	$(0.49)	$(0.01)	$(0.44)	$(0.36)	$(0.44)

Weighted average number of common shares outstanding (in millions)	127.8	113.8	117.1	117.2	117.3	186.1

BALANCE SHEET DATA

	As at	As at	As at	As at	As at	As at
	April 25,	April 24,	April 30,	April 30,	April 30,	April 30,
	2004	2005	2005	2006	2007	2008
	(In millions)

Consolidated Balance Sheet Data
Cash and cash equivalents	$26.7	$9.7	$46.6	$35.7	$33.5	$19.5
Other current assets	115.0	117.5	115.8	130.8	136.9	273.4
Property and equipment	20.3	20.9	20.6	17.4	16.5	27.0
Other assets	7.4	8.5	12.3	15.9	15.3	656.8

Total assets	$169.4	$156.6	$195.3	$199.8	$202.2	$976.7

Current liabilities	$103.2	$115.8	$101.9	$126.0	$143.8	$234.0
Long-term debt	15.5	20.2	66.7	56.7	66.8	420.7
Derivative instruments(3)	29.2	38.0	37.4	75.9	67.3	108.6
Other long-term liabilities	24.8	25.4	25.1	45.6	55.4	246.4
Redeemable shares(4)	51.3	57.2	57.3	64.2	71.5	208.5
Capital stock	184.8	187.6	187.6	188.8	189.1	277.1
Other capital accounts	7.7	14.7	23.3	(1.9)	6.5	(26.4)
Accumulated deficit	(247.1)	(302.3)	(304.0)	(355.5)	(398.2)	(492.2)

Total liabilities and shareholders’ equity	$169.4	$156.6	$195.3	$199.8	$202.2	$976.7

(1)	Special charges related to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business. Integration and merger-related transaction expenses principally consist of legal and consulting fees incurred in connection with the acquisition of Inter-Tel in fiscal 2008, as well as other incremental non-recurring costs directly related to this acquisition (see Item 4.A. “Information on Mitel — History and Development of Mitel”).

(2)	In process research and development costs represents research and development acquired as part of the Inter-Tel acquisition (see Item 4.A. “Information on Mitel — History and Development of Mitel”).

(3)	Prior to fiscal 2008, the derivative instruments related to our Class A Preferred Shares, Series 1 (the “Series A Preferred Shares”) and the Class B Preferred Shares, Series 1 (the “Series B Preferred Shares”). The derivative instruments arose because a portion of the redemption price of the Series A Preferred Shares and Series B Preferred Shares was indexed to our common share price and as required by SFAS 133 had been bifurcated and accounted for separately.

In fiscal 2008, the derivative instrument related to the Class 1 convertible, redeemable preferred shares (the “Class 1 Preferred Shares”) issued on August 16, 2007. The holders of the Class 1 Preferred Shares have the ability to receive cash equal to the value of shares into which the instrument converts after 7 years and as such must also be bifurcated and accounted for separately under SFAS 133.

(4)	Prior to fiscal 2008, redeemable shares included 10,000,000 Common Shares (which were redeemable by virtue of a shareholders agreement dated April 23, 2004, as amended, among certain of our shareholders and us), 20,000,000 Series A Preferred Shares and 67,789,300 Series B Preferred Shares (see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management”).

In fiscal 2008, redeemable shares included 316,755 Class 1 Preferred Shares issued in connection with the acquisition of Inter-Tel (see Item 4.A. “Information on Mitel — History and Development of Mitel” and see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management”).

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

Risks Relating to our Business

We may not be able to sustain profitability in the future.

In fiscal 2008 we recorded a profit of $13.2 million. This was the first year since our incorporation in 2001 that we were profitable. We incurred a net loss of $35.0 million for fiscal 2007, and net losses of $44.6 million, $49.6 million and $30.6 million in fiscal 2006, 2005 and 2004, respectively. We may not be able sustain profitability in future years. We have incurred restructuring charges in each of the previous seven fiscal years, and may incur additional restructuring charges in the future. Our future success in sustaining profitability and growing our revenues and market share for our solutions depends, among other things, upon our ability to develop and sell solutions that have a competitive advantage, to build our brand image and reputation, to attract orders from new and existing customers and to reduce our costs as a proportion of our revenue by, among other things, increasing efficiency in design, component sourcing, manufacturing and assembly cost processes.

Current and ongoing global economic instability in our key markets, particularly the U.S. and the United Kingdom, may adversely impact our business.

Our business depends on the overall demand for information technology, and in particular for telecommunications systems. The purchase of our products can be discretionary and may involve a significant commitment of capital and other resources. Current and ongoing global economic instability in our key markets, particularly the U.S. and the United Kingdom, may lead our customers to reduce, defer or suspend their information technology or telecommunications spending, may result in our suppliers seeking more prompt payment terms from us, and access to credit becoming more restricted or unavailable. If this did occur it would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products, reduced unit sales, longer collection times for receivables, the timing and volume of sales of leases to third party funding sources and the availability of additional credit facilities or funding sources on terms satisfactory to us or at all.

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

Our quarterly and annual revenues and operating results have historically fluctuated and are not necessarily indicative of results to be expected in future periods. A number of factors may cause our financial results to fluctuate significantly from period to period, including:

•	significant economic instability in our key markets, particularly the U.S. and United Kingdom;

•	the fact that an individual order or contract can represent a substantial amount of revenues for that period;

•	the size, timing and shipment of individual orders;

•	changes in pricing or discount levels by us or our competitors;

•	foreign currency exchange rates;

•	the mix and volume of products sold by us; and

•	the timing of the announcement, introduction and delivery of new products and/or product enhancements by us and our competitors.

As a result of the above factors, a quarterly or yearly comparison of our results of operations is not necessarily meaningful.

We face intense competition from many competitors and we may not be able to compete effectively against these competitors.

The market for our solutions is highly competitive. We compete against many companies, including Aastra Technologies Limited, Alcatel-Lucent, Avaya Inc., Cisco Systems, Inc., NEC Corporation, Nortel Networks Corporation, Panasonic Corporation, Shoretel, Inc., Siemens Enterprise Communications and Toshiba Corporation. In addition, because the market for our solutions is subject to rapidly changing technologies, we may face competition in the future from companies that do not currently compete in the business communications market, including companies that currently compete in other sectors of the information technology, communications or software industries, mobile communications companies, or communications companies that serve residential rather than business customers.

Several of our existing competitors have, and many of our future competitors may have, greater financial, personnel, research, project management and other resources, more well-established brands or reputations and broader customer bases than we have. As a result, these competitors may be in a stronger position to respond more quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may also have customer bases that are more geographically balanced than ours and therefore may be less affected by an economic downturn in a particular region. Competitors with greater resources may also be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. In addition, existing customers of data communications companies that compete against us may be more inclined to purchase business communications solutions from their current data communications vendor than from us. We cannot predict which competitors may enter our markets in the future, what form the competition may take or whether we will be able to respond effectively to the entry of new competitors or the rapid evolution in technology and product development that has characterized our markets. Competition from existing and potential market entrants may take many forms, including large bundled offerings that incorporate applications and products similar to those that we offer. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share, we may be required to lower our prices or offer other favorable terms to compete effectively, which would reduce our margins and could adversely affect our operating results.

As voice and data networks converge, we are likely to face increased competition from companies in the information technology, personal and business applications and software industries.

The convergence of voice and data networks and their wider deployment by enterprises has led information technology and communication applications deployed on converged networks to become more integrated. This integration has created an opportunity for the leaders in information technology, personal and business applications and the software that connects the network infrastructure to those applications, to enter the telecommunications market and offer products that compete with our systems. Competition from these potential market entrants may take many forms, and they may offer products and applications similar to those we offer. Certain leaders in the information technology, personal and business applications and software industries, have substantial financial and other resources that they could devote to this market. As voice and data communications converge, we may face competition from systems integrators that were traditionally focused on data network integration and who have now expanded their operations to focus on the deployment of unified communications, in particular when integration with enterprise business processes is a requirement.

If the solutions offered by competitors achieve substantial market penetration, we may not be able to maintain or improve our market position, and our failure to do so could materially and adversely affect our business and results of operations.

A key component of our strategy is our focus on the development and marketing of IP-based and unified communications solutions and related services, and this strategy may not be successful or may adversely affect our business.

We are focused on the development and sales of IP-based and unified communications solutions. Our operating results may be adversely affected if the market opportunity for IP-based and unified communications solutions and services does not develop in the way we anticipate. We cannot predict whether:

•	the demand for IP-based and unified communications solutions, value-added applications and services will grow as fast as we anticipate;

•	current or future competitors or new technologies will cause the market to evolve in a manner different than we expect; or

•	other technologies will become more accepted or standard in our industry.

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

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing intellectual property rights owned by others. Our competitors, as well as a number of individuals, patent holding companies and consortiums, own, or claim to own, intellectual property relating to our industry. Aggressive patent litigation is not uncommon in our industry and can be disruptive. We cannot determine with certainty whether any existing third party patent, or the issuance of new third party patents, would require us to alter our solutions, obtain licenses or discontinue the sale of the affected applications and products. We have received notices, and we may receive additional notices, containing allegations that our solutions are subject to patents or other proprietary rights of third parties, including competitors, patent holding companies and consortiums. In addition, in July 2007, one of our competitors filed an answer and counterclaim in the U.S. District Court for the Eastern District of Texas alleging that we are infringing one of its patents and requesting damages (treble damages in respect of alleged willful infringement of the patent), injunctive relief, attorney’s fees, costs and expenses, and such further relief against us as the court deems just and proper. See Item 8.A. “Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings” for a more complete description of this proceeding.

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

Infringement claims (or claims for indemnification resulting from infringement claims) have been and may in the future be asserted or prosecuted against us or our customers by third parties. Some of these third parties, including competitors, patent holding companies and consortiums, have, or have access to, substantially greater resources than we do and may be better able to sustain the costs of complex patent litigation. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management’s attention from operating our business. If these claims are successfully asserted against us, we could be required to pay substantial damages and could be prevented from selling some or all of our solutions. In addition, an infringer of a U.S. patent may be subject to treble damages and attorney’s fees if the infringement is found to be willful. We may also be obligated to indemnify our business partners or customers in any such litigation. Furthermore, in order to resolve such proceedings, we may need to obtain licenses from third parties or substantially modify or rename our solutions in order to avoid infringement. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and future disputes with these parties are possible. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to modify or rename our solutions successfully. This could prevent us from selling some or all of our solutions. Current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, may not be successful and we may not be able to obtain or renew a license on satisfactory terms, or at all. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Any litigation relating to intellectual property rights, whether or not determined in our favor or settled by us, could at a minimum be costly and would divert the attention and efforts of management and our technical personnel. An adverse determination in any litigation or proceeding could prevent us from making, using or selling some or all of our solutions and subject us to damage assessments.

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

Many foreign jurisdictions offer less protection of intellectual property rights than Canada and the U.S., and the protection provided to our proprietary technology by the laws of these and other foreign jurisdictions may not be sufficient to protect our technology. Preventing the unauthorized use of our proprietary technology may be difficult, time consuming and costly, in part because it may be difficult to discover unauthorized use by third parties. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of our proprietary rights, or to defend against claims of unenforceability or invalidity. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources.

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

In order to finance our business, we expect to use available cash and to continue to have access to a $30 million revolving credit facility. However, our ability to draw on this facility will be conditioned upon our compliance with covenants contained in our credit agreements. There can be no assurance that we will be in compliance with the covenants required by our lenders in the future.

We may need to secure additional sources of funding if our cash, credit facility and borrowings are not available or are insufficient to finance our business. We cannot provide any assurance that such funding will be available on terms satisfactory to us. In addition, any proceeds from the issuance of equity or debt may be required to be used in whole or in part, to make mandatory payments under our credit agreements. If we were to incur higher levels of debt, we would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures. In addition, any new debt instruments may contain covenants or other restrictions that affect our business operations. If we were to raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors.

We have a significant amount of debt, which contains customary default clauses, a breach of which may result in acceleration of the repayment of some or all of this debt.

As of September 30, 2008, we had $290.4 million outstanding under our First Lien Credit Agreement, $130.0 million outstanding under our Second Lien Credit Agreement and $18.0 million outstanding under our revolving credit facility. These credit agreements have customary default clauses. In the event we were to default on these credit agreements, and were unable to cure the default, the repayment of one or more of these credit agreements may be accelerated. If acceleration were to occur, we would be required to secure alternative sources of equity or debt financing to be able to repay the existing credit facilities. Alternative financing may not be available on terms satisfactory to us, or at all. If acceptable alternative financing were unavailable, we would have to consider alternatives to fund the repayment of the debt, which may include the sale of part or all of the business, the sale of which may occur at a distressed price.

Our future success depends on our existing key personnel.

Our success is dependent upon the services of key personnel throughout our organization, including the members of our senior management and software and engineering staff, as well as the expertise of our directors. Competition for highly skilled directors, management, research and development and other employees is intense in our industry and we may not be able to attract and retain highly qualified directors, management, and research and development personnel and other key employees in the future. In order to improve productivity, a portion of our compensation to key employees and directors is in the form of stock option grants, and as a consequence, a depression in our value of our shares could make it difficult for us to motivate and retain employees and recruit additional qualified directors and personnel. The accounting treatment of stock options as compensation expense could lead to a reduction in our use of stock options as an incentive and retention tool. All of the foregoing may also negatively impact our ability to implement a management succession plan as and if required and on a timely basis. We currently do not maintain corporate life insurance policies on the lives of our directors or any of our key employees.

Because we depend upon outside contract manufacturers to manufacture our products, our operations could be delayed or interrupted if we encounter problems with these contractors.

We do not have any internal manufacturing capabilities, and we rely upon contract manufacturers to manufacture our products. A number of our products are currently manufactured by BreconRidge Manufacturing Solutions Corporation, a company of which Dr. Terence H. Matthews (“Dr. Matthews”), one of our major shareholders and the chairman of our board of directors, has an approximate 26.0% ownership interest. Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our contract manufacturers, including:

•	the financial viability of the contract manufacturer;

•	our contract manufacturers experiencing delays, disruptions or quality control problems in their manufacturing operations;

•	lead-times for required materials and components varying significantly and being dependent on factors such as the specific supplier, contract terms and the demand for each component at a given time;

•	overestimating our forecast requirements resulting in excess inventory and related carrying charges;

•	underestimating our requirements, resulting in our contract manufacturers having inadequate materials and components required to produce our products, or overestimating our requirements, resulting in charges assessed by the contract manufacturers or liabilities for excess inventory, each of which could negatively affect our gross margins; and

•	the possible absence of adequate capacity and reduced control over component availability, quality assurances, delivery schedules, manufacturing yields and costs.

The addition of a number of contract manufacturers through the acquisition of Inter-Tel (see Item 4.A. “Information on Mitel — History and Development of Mitel”) has increased the complexity of our supply chain management. If any of our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In addition, alternate sources may not be available to us or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing would result in us being unable to deliver the affected products to meet our customer orders.

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

As at September 30, 2008, we had outstanding:

•	316,755 Class 1 Preferred Shares. These Class 1 Preferred Shares are convertible into Common Shares at the option of the holders and upon certain triggering events. As of September 30, 2008, each Class 1 Preferred Share was convertible into 828.812 Common Shares;

•	Stock options to acquire 29,202,509 Common Shares; and

•	Warrants to acquire up to an additional 82,238,013 Common Shares.

The issuance of Common Shares upon the conversion of our Class 1 Preferred Shares or the exercise of certain warrants or stock options may occur at a time when the conversion or exercise price is below the market value of our Common Shares. Therefore, the conversion or exercise of these securities will likely have a dilutive effect on the value of our Common Shares. The conversion or exercise of these securities will also result in us having more Common Shares outstanding, which would have a dilutive effect on our earnings per share. Furthermore, the Class 1 Preferred Shares, warrants and stock options, as well as the terms of these securities could materially impair our future ability to raise capital through an offering of equity securities. For additional information on these conversion and exercise rights, see Item 10.B. “Additional Information — Memorandum and Articles of Incorporation — Share Capital”.

Delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers could adversely affect our ability to develop and deliver our solutions on a timely and reliable basis.

Our business may be harmed by a delay in delivery of software applications from one or more of our suppliers. Many of our solutions are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various components in our solutions. These licenses may not be available on acceptable terms, or at all. Moreover, the inclusion in our solutions of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect our proprietary rights to our solutions. Non-exclusive licenses also allow our suppliers to develop relationships with, and supply similar, or the same software applications, to our competitors. Software licenses could terminate in the event of a bankruptcy or insolvency of a software supplier or other third party licensor. We have not entered into source code escrow agreements with every software supplier or third party licensor. In the event that software suppliers or other third party licensors terminate their relationships with us, are unable to fill our orders on a timely basis or the licenses are otherwise terminated, we may be unable to deliver the affected products to meet our customer orders.

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

We rely on our channel partners for a significant component of our sales, and disruptions to, or our failure to effectively develop and manage, our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenues.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of channel partners. A substantial portion of our revenues is derived through our channel partners, most of which also sell our competitors’ products. Our revenues depend in part on the performance of these channel partners. The loss of or reduction in sales to these channel partners could materially reduce our revenues. Our competitors may in some cases be effective in causing our channel partners or potential channel partners to favor their products or prevent or reduce sales of our solutions. If we fail to maintain relationships with these channel partners, fail to develop new relationships with channel partners in new markets or expand the number of channel partners in existing markets, or if we fail to manage, train or provide appropriate incentives to existing channel partners or if these channel partners are not successful in their sales efforts, sales of our solutions may decrease and our operating results would suffer.

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

We do business in over 90 countries. Accordingly, our future results could be materially and adversely affected by a variety of uncontrollable and changing factors relating to international business operations, including:

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

We conduct business operations in various jurisdictions and through legal entities in Canada, the U.S., the United Kingdom, Barbados and elsewhere. We and certain of our subsidiaries provide solutions and services to, and may from time to time undertake certain significant transactions with, other subsidiaries in different jurisdictions. The tax laws of many of these jurisdictions, including Canada, have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and contemporaneous documentation must exist to support this pricing. The taxation authorities in the jurisdictions where we carry on business, including the Canada Revenue Agency, the U.S. Internal Revenue Service and HM Revenue & Customs in the United Kingdom, could challenge our arm’s length related party transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Business interruptions could adversely affect our operations.

Our operations are vulnerable to interruption by fire, earthquake, hurricane or other natural disaster, power loss, computer viruses, security breaches, telecommunications failure, quarantines, national catastrophe, terrorist activities, war and other events beyond our control. We do not have a fully implemented detailed business continuity plan. There can be no assurance that the coverage or limits of our business interruption insurance will be sufficient to compensate for any losses or damages that may occur.

Governmental regulation could harm our operating results and future prospects.

Governments in a number of jurisdictions in which we conduct business have imposed export license requirements and restrictions on the import or export of some technologies, including some of the technologies used in our solutions. Changes in these or other laws or regulations could adversely affect our revenues. A number of governments also have laws and regulations that govern technical specifications for the provision of our solutions. Changes in these laws or regulations could adversely affect the sales of, decrease the demand for and increase the cost of, our solutions. For example, the Federal Communications Commission may issue regulatory pronouncements from time to time that may mandate new standards for our equipment in the U.S. These pronouncements could require costly changes to our hardware and software. Additionally, certain government agencies currently require voice-over-Internet-Protocol products to be certified through a lengthy testing process. Other government agencies may adopt similar lengthy certification procedures which could delay the delivery of our products and adversely affect our revenues.

Specifically, on January 5, 2005, Inter-Tel received court approval of a civil settlement agreement (the “Civil Settlement”) and a criminal plea agreement (the “Plea Agreement”) with the U.S., each dated as of December 8, 2004 and disclosed on that same date. The court approval of the Civil Settlement and Plea Agreement resolved the investigation of the Department of Justice into the participation of Inter-Tel Technologies, Inc. (“Technologies”), a

wholly-owned subsidiary of Inter-Tel, in a federally administered “E-Rate program” to connect schools and libraries to the Internet. In connection with the Civil Settlement, Technologies paid a penalty of $6.7 million and forgave the collection of certain accounts receivable of $0.3 million related to Technologies’ participation in the E-Rate program. In connection with the Plea Agreement, Technologies entered guilty pleas to charges of mail fraud and an antitrust violation. Under the Plea Agreement, Technologies paid a fine of $1.7 million and observed a three-year probationary period, which, among other things, required Technologies to implement a comprehensive corporate compliance program. The existence and disclosure of the Civil Settlement and the Plea Agreement may cause future harm to us.

Governmental regulation of third party long distance and network service entities on which we rely may harm our business.

Our supply of telecommunications services and information depends on several long distance carriers, incumbent local exchange carriers (“ILECs”), and competitive local exchange carriers (“CLECs”) as well as other service providers. We rely on these carriers to provide local and long distance services, including voice and data circuits, to our customers and to provide us with billing information. Long distance services are subject to extensive and uncertain governmental regulation on both the federal and state level. We cannot insure that an increase in regulations will not harm our business. Our current contracts for the resale of services through long distance carriers include multi-year periods during which we have minimum use requirements and/or costs. The market for long distance services is experiencing, and is expected to continue to experience significant price competition, and this may cause a decrease in end-user rates. We cannot ensure that we will meet minimum use commitments, that we will be able to negotiate lower rates with carriers if end-user rates decrease or that we will be able to extend our contracts with carriers at favorable prices. If we are unable to secure reliable network services from certain long distance carriers and service providers, or if these entities are unwilling or unable to provide telecommunications services and billing information to us on favorable terms, our ability to expand our own network services will be harmed.

We are exposed to risks inherent in our defined benefit pension plan.

We currently maintain a defined benefit pension plan for a number of our past and present employees in the United Kingdom. The plan was closed to new employees in June 2001. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from these assumptions, additional contributions by us may be required. As of April 30, 2008, the projected benefit obligation of $198.8 million exceeded the fair value of the plan assets of $122.4 million, resulting in a pension liability of $76.4 million. Changes to pension legislation in the United Kingdom may adversely affect our funding requirements.

We may fail to fully realize the anticipated cost savings, revenue enhancements and other benefits expected from our acquisition of Inter-Tel.

Following the acquisition of Inter-Tel (see Item 4.A. “Information on Mitel — History and Development of Mitel”), we implemented a plan to consolidate sales, operations and support functions, including optimization of our supply chain and procurement structure, and to leverage our research and development and services across a larger base. These actions have, to date, resulted in cost savings, opportunities for revenue synergies and other synergistic benefits.

Achieving continued benefits from the acquisition of Inter-Tel (see Item 4.A. “Information on Mitel — History and Development of Mitel”) will depend in part upon meeting the challenges inherent in managing a business the size and scope of Mitel and Inter-Tel and any further integration of global business enterprises that may be required and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations.

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

We will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls as at the end of each fiscal year. As a result, we are required to assess and/or improve our financial and managerial controls, reporting systems and procedures, and we will incur substantial expenses to test our systems and controls, incur expenses associated with an independent registered accounting firm report on our controls, as well as ongoing compliance costs. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal controls over financial reporting, or if significant deficiencies or material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence.

Risks Related to an Investment in our Common Shares

There are significant restrictions on the resale of our securities and there can be no assurance as to when such restrictions will cease to apply, if ever.

There is presently no public market through which our securities may be sold or resold. Our securities are not listed for trading on any stock exchange, and there is no guarantee that any such listing will be completed in the future. None of our securities have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any of the states of the U.S. and are “restricted securities” as defined under the rules of the Securities Act, which may not be transferred to a U.S. person except pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act. Canadian provincial securities laws also restrict the transfer of our securities, unless an exemption from the prospectus requirements is available in respect of such transfer, at least until the time we become a reporting issuer in a province of Canada. In addition, our articles currently contain restrictions on the transfer of our Common Shares. Investors may be unable to liquidate an investment in our securities, whether or not a listing is subsequently affected. An investor should not purchase our securities unless such investor is able to endure a lack of liquidity and/or withstand a total loss of his or her investment.

Each of Francisco Partners and Dr. Matthews is a significant shareholder and each has the potential to exercise significant influence over matters requiring approval by our shareholders.

Francisco Partners group and Dr. Matthews group beneficially hold 42.6% and 36.9%, respectively, of the voting power of our share capital as of September 30, 2008, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions”. Francisco Partners has the right to nominate four members to our board of directors, Dr. Matthews has the right to nominate three members and Dr. Matthews is also the chairman of our board. Each of Francisco Partners and Dr. Matthews, given the extent of their respective ownership positions, have the potential to control matters requiring approval by shareholders, including the election of directors, any amendments to our articles of incorporation or by-laws, and significant corporate transactions. Each of Francisco Partners and Dr. Matthews may have interests that differ from the interests of our other shareholders.

Each of Francisco Partners’ and Dr. Matthews’ ownership of our shares, as well as provisions contained in our articles of incorporation and Canadian law, may reduce the likelihood of a change of control occurring and, as a consequence, may deprive you of the opportunity to sell your Common Shares at a control premium.

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

We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers, certain of our significant shareholders and our independent public accounting firm reside principally in Canada and all or a substantial portion of our assets and the assets of these persons are located outside the U.S. Consequently, it may not be possible for you to effect service of process within the U.S. upon us or those persons. Furthermore, it may not be possible for you to enforce judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. against us or those persons. There is doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the U.S. federal securities laws, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

U.S. investors will suffer adverse U.S. federal income tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, we are treated as a passive foreign investment company, or PFIC, as defined under Section 1297 of the Internal Revenue Code, then U.S. Holders (see Item 10.E. “Additional Information — Taxation — U.S. Federal Income Tax Considerations”) would be subject to adverse U.S. federal income tax consequences. Rather than being subject to these adverse tax consequences, U.S. Holders may be able to make a mark-to-market election, which could require the inclusion of amounts in income of a U.S. Holder annually, even in the absence of distributions with respect to, or the disposition of, our Common Shares. We do not believe that we are a PFIC, nor do we anticipate that we will become a PFIC in the foreseeable future. However, we cannot assure you that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. For a more detailed discussion of the PFIC rules, see Item 10.E. “Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”.

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

Pursuant to an acquisition agreement and plan of merger (the “Merger Agreement”), dated as of April 26, 2007 among Mitel, Inter-Tel (Delaware), Incorporated (“Inter-Tel”) and Arsenal Acquisition Corporation (“Arsenal”), a wholly-owned subsidiary of Mitel, we agreed to acquire Inter-Tel, including all of its direct and indirect wholly-owned subsidiaries, for $25.60 per share, in cash, representing a total purchase price of approximately $729 million. Pursuant to the Merger Agreement, on August 16, 2007, Arsenal merged with and into Inter-Tel and we indirectly acquired all of the outstanding stock of Inter-Tel such that Inter-Tel became a wholly-owned subsidiary of Mitel (the “Inter-Tel Acquisition”). Inter-Tel was a former competitor of ours and a full service provider of business communications solutions.

In order to complete the Inter-Tel Acquisition, we obtained both equity and debt financing commitments as described below.

First, we received equity financing in the amount of $263,087,000 from Francisco Partners II, L.P. on behalf of Francisco Partners affiliated entities (“Francisco Partners”) and Morgan Stanley Principal Investors Inc. (collectively, the “Investors”). Pursuant to a subscription agreement entered into between us and the Investors on August 16, 2007, the Investors made an aggregate equity investment of $263,087,000 in us in exchange for the issuance to the Investors of the Class 1 Preferred Shares and warrants to acquire Common Shares of Mitel (the “Equity Financing”).

Second, Morgan Stanley Senior Funding Inc. and Morgan Stanley Senior Funding (Nova Scotia) Co. (collectively, and together with their respective affiliates, “Morgan Stanley”) arranged a syndicate of lenders to provide a secured first lien term loan and revolving credit facilities and secured second lien loan facility in the aggregate amount of $460 million (collectively, the “Debt Financing”), as follows:

•	$330 million in a senior secured first lien facility, comprised of:

(i) a $300 million term loan facility; and

(ii) a $30 million revolving credit facility, consisting of US and Canadian sub-facilities; and (the “First Lien Credit Agreement”).

•	$130 million in a senior secured second lien facility (the “Second Lien Credit Agreement”).

As a condition to completing each of the Equity Financing and the Debt Financing, we took the following capital and debt restructuring actions, with requisite shareholder approval:

•	reduced the stated capital of the Series A Preferred Shares and made a return of capital to the holder of the Series A Preferred Shares;

•	amended the conversion rights attaching to the Series A Preferred Shares to provide that such Series A Preferred Shares be convertible, at the option of the holder thereof, into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share;

•	converted each existing Series A Preferred Share into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share;

•	converted each existing Series B Preferred Share into 1.682 Common Shares;

•	deleted from the articles of the Corporation the Class Series A Preferred Shares, the Class B Preferred Shares, the Series A Preferred Shares and the Series B Preferred Shares;

•	repaid all of the $55 million senior secured convertible notes (the “Convertible Notes”) issued by us on April 27, 2005;

•	purchased for cancellation certain Common Shares upon the exercise of put rights held by Zarlink and Power Technology Investment Corporation (“PTIC”);

•	terminated the put rights held by EdgeStone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (collectively “EdgeStone”);

•	repurchased common share warrants issued to Wesley Clover on September 21, 2006 (under which we had sold 15,000 warrants to Wesley Clover for total consideration of $15 million);

•	terminated the Series 2 Warrants held by EdgeStone (collectively, the “Re-Organization Transactions”); and

•	issued Class 1 Preferred Shares and warrants to purchase Common Shares to PTIC and Dr. Matthews.

On January 18, 2008, the Investors made an additional aggregate equity investment of $10,000,000 in us in exchange for which we issued to:

(i) Francisco Partners, 8,076 Class 1 Preferred Shares and warrants to acquire 611,979 Common Shares; and

(ii) Morgan Stanley Principal Investors Inc., 1,593 Class 1 Preferred Shares and warrants to acquire 120,714 Common Shares of Mitel.

Internal Re-Organization and Restructurings

In connection with and subsequent to the Inter-Tel Acquisition, we have completed a number of internal legal entity re-organizations undertaken as part of our post Inter-Tel Acquisition integration efforts, including:

•	Effective October 15, 2007, ownership of Mitel Networks Inc. (“MNI”) (an indirect wholly owned subsidiary of ours) was transferred from Mitel Networks Limited (an indirect wholly owned subsidiary of ours in the United Kingdom) to Mitel U.S. Holdings, Inc. (“MUSHI”);

•	Effective February 29, 2008, we changed the legal entity name of Inter-Tel Netsolutions, Inc. (a Texas corporation) to Mitel Netsolutions, Inc.;

•	Effective April 4, 2008, ownership of MNI was further transferred from MUSHI to Inter-Tel (now Mitel (Delaware), Inc. — see below);

•	Immediately following the above transfer of ownership, effective April 4, 2008, Inter-Tel Integrated Systems, Inc. (an Arizona corporation and an indirect wholly owned subsidiary of ours) merged with and into MNI; and

•	Effective July 18, 2008, we changed the legal names of the following indirect wholly owned subsidiaries of ours:

(i) Inter-Tel (Delaware), Inc. (a Delaware corporation) to Mitel (Delaware), Inc.;

(ii) Inter-Tel Technologies, Inc. (an Arizona corporation) to Mitel Technologies, Inc.;

(iii) Inter-Tel Leasing, Inc. (an Arizona corporation) to Mitel Leasing, Inc.; and

(iv) Inter-Tel Business Information Systems, Inc. (an Arizona corporation) to Mitel Business Systems, Inc.

Our registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Telephone: (613) 592-2122, Facsimile: (613) 592-4784.

Significant developments subsequent to April 30, 2007:

Inter-Tel Acquisition:

See Item 10.B. “Additional Information — Memorandum and Articles of Incorporation — Share Capital”.

B.	Business Overview

We are a leading provider of business communications solutions and services. Our award winning portfolio of Internet Protocol (“IP”) based converged and unified communications solutions consist of a combination of telephony hardware products, such as communications platforms and desktop devices, and software applications that integrate voice, video and data communications with business applications and processes. Unified communications solutions consist of a combination of voice communications, mobility, conferencing and collaboration applications that can be integrated with personal and business desktop applications and devices as well as general business systems. Unified communications enable individuals, teams and organizations to communicate and collaborate using applications most appropriate to their needs. We also provide managed services, including voice and data network design and traffic provisioning, local and long distance calling services, custom application development, maintenance, leasing and support for our products. Our customers include businesses, government agencies and non-profit organizations. We believe that our business communications solutions and services enable our customers to realize significant cost benefits and to conduct their business more effectively.

The Inter-Tel Acquisition effectively doubled the size of our business in terms of revenue and has significantly increased our sales coverage in the U.S. With the Inter-Tel Acquisition, we also acquired Inter-Tel’s competitive portfolio of voice, video and data solutions and a differentiated managed service offering (as described below). Inter-Tel’s solutions are targeted at the very small business (“VSB”) market up to the small to medium sized business (“SMB”). During the period of August 2007 to September 2008, we have re-branded the majority of the Inter-Tel portfolio under the Mitel name and have also taken steps to consolidate the portfolio where appropriate, to be able to add further benefit to the solutions we offer our customers and broaden the portfolio offered to our channel partners.

We have been a leading vendor of business communications systems for over 30 years. We have invested heavily in the research and development of IP-based and unified communications solutions to take advantage of the telephone communications industry shift from traditional PBX systems to IP-based and unified communications solutions. As a result of our efforts, we have realigned our business and discontinued certain products and activities relating to our traditional systems. In fiscal 2008, we recorded a net income of $13.2 million. However, due to the focus of investment on our IP-based and unified communications solutions, we have incurred losses in each of the prior five fiscal years, including net losses of $35.0 million in fiscal 2007. As at April 30, 2008, we had an accumulated deficit of $492.2 million. However, we believe our early and sustained investment in IP-based and unified communications research and development, our decision to concentrate our efforts on this technology, along with the Inter-Tel Acquisition, have positioned us well to capitalize on the industry shift to IP-based and unified communications solutions. As a result of this strategic focus, we have experienced significant growth in the sales of our new generation of communications solutions as businesses migrate from their traditional systems. Substantially all of our system shipments for fiscal 2008 were IP-based and unified communications solutions.

Our IP-based and unified communications solutions are scalable, flexible, secure, easy to deploy, manage and use, and are currently used by customers with as few as 3 users in a single location to, for example, a customer with a seamless multi-site network that supports over 40,000 users today and has the capacity to grow to 65,000 users. Scalability refers to how well a hardware or software system can adapt to increased demands and is a very important feature because it means customers can invest in a solution with confidence that they will not outgrow it. Through the use of open and defined standards, our solutions can interoperate with various systems supplied by other vendors, allowing our customers to migrate their traditional systems towards an IP-based system at their own pace, and can also be aligned with our customers’ business systems and processes. We offer software applications that are designed to solve particular business communications challenges, including applications for unified communications, contact centers, mobility, teleworking, messaging and collaboration. We also develop solutions that focus on specific industries as well as custom software applications that address the needs of specific customers. Our customers include prominent hotel chains, governmental agencies, retail chains, professional services firms, educational establishments and healthcare providers worldwide. We operate from over 90 locations in 19 countries around the world and we sell our communications solutions through a distribution network of over 1,400 channel partners in 90 countries that includes wholesale distributors, solutions providers, authorized channel partners, exclusive business partners, communications services providers, systems integrators, and other distribution channels.

Our Solutions

We have designed our IP-based and unified communications solutions to perform as pure IP- solutions that facilitate the use of digital or analog telephones and also as gateways to facilitate interoperability between our customers’ existing voice infrastructure, traditional devices and new IP environments, including communications applicances and networks.

Our product portfolio consists of a range of appliances for very small or home-based business to communications platforms and gateways (both of which manage call processing), a desktop portfolio (such as phones, desktop PC applications, conference units and operator consoles) and software applications (software which typically enables specialized functionality such as messaging, teleworking and voice and data collaboration). We also provide a suite of Application Programming Interfaces (“APIs”) which allow third parties, including our customers, to integrate their products and customers’ business systems with our solutions. We complement these products with a broad range of services.

We have won numerous awards for our product innovation, industrial design and performance. Some of these awards include:

•	Mitel Communications Suite — TMC Labs Innovation Awards — Internet Telephony Magazine (2008)

•	Mitel Communications Suite — Winner Best of Interop — VoIP and Collaboration (2008)

•	Mitel Applications Suite — Communications Solution Product of the Year Award (2007)

•	Mitel Intelligent Phone Applications Suite — Communications Solution Product of the Year Award (2007)

•	Mitel Applications Suite — Unified Communications Magazine Product of the Year (2007)

•	Mitel Intelligent Phone Applications Suite — Unified Communications Magazine Product of the Year (2007)

•	Mitel Intelligent Phone Applications Suite — Internet Telephony Product of the Year (2007)

•	Inter-Tel Web Conferencing and Remote Support — Customer Interaction Solutions Product of the Year (2007)

•	Mitel Your Assistanttm — INTERNET TELEPHONY Excellence Award — Internet Telephony Magazine (2007)

•	Inter-Tel 3000 — CE Pro High Impact Product (CHIPs) award (2007)

•	Mitel Customer Interaction Solutions: TMC Labs Innovation Award for Customer Interaction Solutions Magazine (2007)

•	Mitel Applications Suite: TMC Labs Innovation Award for Internet Telephony Magazine (2007)

•	Mitel Customer Interaction Solutions: IP Contact Center Technology Pioneer Award (2007)

We have made significant investments in the development of new IP-based communications solutions to meet the changing needs of our customers and their migration to IP-based communication systems. Our commitment to the development of our IP solutions has resulted in a portfolio that we believe is among the broadest and most sophisticated in the industry today.

We offer a variety of communications solutions and services to our customers and channel partners. These range from solutions that address the needs of the very small business customer to very large multi-national enterprises.

The Mitel 3300 IP Communications Platform

•	The Mitel 3300 ICP is the cornerstone of our IP and unified communications solutions portfolio for our SMB and enterprise customers. Available on a worldwide basis, it supports our suite of advanced call processing and related applications and desktop devices. Our call processing software supports over 500 networking and end user features and is available in multiple languages. The Mitel 3300 ICP supports analog, digital, and IP phones and trunks. The Mitel 3300 ICP has the flexibility to operate as either a single site, distributed or hosted solution and interoperates with a customer’s traditional solution. The Mitel 3300 ICP is scalable to serve the needs of small and medium businesses with as few as 20 users and large enterprises with as many as 65,000 users. To offer customers maximum flexibility, the Mitel 3300 ICP can be delivered in various configurations scaling from up to 150 concurrent users per controller to a maximum of 5000. Multiple Mitel 3300 ICPs can be clustered to create a single system. As the industry moves towards open standards and a software delivery model the Mitel 3300 ICP call processing software and media gateway (“Mitel 3300 Communications Director”) has been ported to the Linux operating system and is delivered on the highly resilient Sun Fire X4150 server from Sun Microsystems (“Sun”). All hardware and software variants of the Mitel 3300 ICP run the same software delivering the same features and applications to all customers independent of size. Additionally, in conjunction with Sun we have developed the Mitel Unified Client for Sun Ray to operate with Sun’s thin client desktop providing integrated authentication for voice and data hotdesking delivering enhanced security, flexibility and lower power consumption and other operational savings.

•	The Mitel 3300 ICP also acts as an applications and services gateway, allowing customers access to advanced applications such as messaging, mobility and teleworking. With the Mitel Live Business Gateway attributes enabled, the applications and services gateway provides connectivity to Microsoft’s Office Communications Server 2007 for our solutions and the traditional infrastructure of competitors. The applications and services gateway uses open industry standards to interoperate both with our applications and devices and, through the Mitel Solutions Alliance program (“MSA”), third party business applications and devices.

•	For customers with branch offices, we offer the ability to either implement a Mitel 3300 ICP at each location or allow users at a remote site to receive a hosted service from a Mitel 3300 ICP situated in a data center elsewhere in the network (or a combination of both options). Those customers using a hosted model have access to the same software applications and services as those situated at the office where the Mitel 3300 ICP physically resides. The Mitel 3300 ICP can also be implemented as a survivable gateway at a branch office such that if the network to the office from which they are being hosted becomes unavailable, then the local Mitel 3300 ICP will provide the same services seamlessly until the network connection is restored. We are able to distribute the features, software applications and services normally only available at larger corporate offices to any part of the network, addressing the communications challenges facing organizations with decentralized operations and personnel. This approach also provides alternative network configurations for customers concerned with disaster recovery and business continuity.

•	The Mitel 3300 ICP also supports the peripheral cabinets and bays of our traditional PBX systems; the Mitel SX-2000 and the Mitel SX-200. This provides a migration path for our customers who wish to transition to IP-based and unified communications at their own pace and also allows them to maximize their existing investments

Applications for the Mitel 3300 ICP

We offer a broad range of IP-based software applications that are used by businesses across a variety of industries. We can combine our applications with desktop applications and business systems software to create a modular IP-based and unified communications solution for our customers. We also offer customized software applications to businesses requiring highly tailored solutions.

•	Contact Center Applications. A contact center is generally a dedicated function within a business that typically serves as an inside sales help desk, providing customer support, lead generation, emergency response, telephone answering service, inbound response and outbound telemarketing. In addition to delivering solutions to this requirement we have developed capabilities in anticipation of trends in this sector. This includes supporting integrated customer service groups for staff in any location, including work at home agents. Also, customer service organizations need to serve their clients via any media — a reality in today’s consumer market. To meet these requirements we provide sophisticated routing for voice and other forms of media, such as instant messaging, email and fax, and agent capabilities as well as a suite of web-based applications for streamlining contact center management and reporting. Customers can therefore choose to implement those elements that are most relevant to their business needs. Our contact center applications provide multimedia functionality incorporating routing of an inquiry to the first available agent or the agent that has been idle for the longest period. Visibility of the presence and availability of colleagues or resources can be provided by integration with Microsoft’s Office Communications Server using the Mitel Live Business Gateway to facilitate first call resolution. An inquiry can be associated with an incoming call, e-mail, fax or web chat. Contact center agents are fully supported across a centralized or multi-site environment including home working.

•	Wireless Telephony Applications. We offer wireless telephony applications for in-building mobility as well as to enable the seamless convergence of in-building wired or wireless networks with mobile cellular-based networks. Our in-building wireless applications provide roaming users with the majority of the features available on a desktop device including extension-to-extension dialing, attendant functions, voice mail and messaging as well as external calling. We use wireless devices, supporting the Digitally Enhanced Cordless Telephony, or DECT, and the IEEE 802.3 Wi-Fi standards, that work with other major manufacturers’ wireless access points allowing customers the use of their existing access point investment for in-building mobile telephony. We also provide the functionality to pair a cellular phone with an office extension or any other telephone such that each device will ring simultaneously if the office extension is called. This pairing significantly reduces the number of calls that are missed. When a call is answered on a cellular phone it is still presented at the office extension, which means that by pressing a single key on the office telephone, the call can be moved from the cellular phone to the office extension. This process can also be achieved in reverse, so that an employee who may need to leave for a meeting, can transfer the call from the office extension to the cellular device. This feature reduces charges and enables the user to operate with one phone number and one voice mail box whether in the office, at home or traveling.

•	Video Applications. Our video applications provide businesses access to video conferencing at the desktop. Our video applications also incorporate collaboration tools, including those from Microsoft Office, that allow users to share computer applications during conferences. Our solutions can simultaneously support eight separate locations involved in the video conference.

•	Unified Communications Client and Server Based Collaboration Tools. We offer a client — server based unified communications application, Mitel Your Assistant, that provides contact management, presence and availability, secure instant messaging, audio conferencing and video and data collaboration plus softphone capability integrated with the call control capabilities of the Mitel 3300 ICP. In addition, the unified communications client integrates with leading business productivity software like Microsoft Exchange, Microsoft Outlook and Microsoft Office and Lotus Notes. The softphone provides a number of important features of a Mitel desktop telephone on a personal computer, at the user’s desk or from any location around the world where there is suitable access to the Internet. Mitel Your Assistant interacts with the user’s contact database and offers secure instant messaging capabilities, video conferencing, knowledge management (automatic retrieval of pertinent files associated with the name and number of the caller) and enables simplified “drag and drop” call and conference call initiation by moving, with a computer mouse, the name of a contact from a list or directory into the communications window. Mitel Your Assistant also enables the simple sharing of presentations, documents or spreadsheets and also offers the ability to create a virtual white board on each user’s computer screen for the purposes of creating drawings, diagrams or for making notes. In addition, a video conference can be established with a non-user of Mitel Your Assistant by publishing the name of an Internet web page associated with the conference call.

•	Speech Enabled Messaging, Unified Messaging and Voice Mail. Mitel NuPoint Messenger, our branded “unified messaging” application, provides a scalable and reliable way to relay, store, and retrieve voice messages using either a phone, fax machine, pager or personal computer. NuPoint Messenger also allows users to have their calls routed to them while they are travelling, or access their voice or fax messages from their personal computer. NuPoint Messenger provides a high availability and highly scalable solution, which can be suitable as a carrier or large enterprise solution and operates with other competitive corporate environments. Our Mitel Messaging Server product allows businesses to mix and match the requirements of individual employees by supporting both unified messaging and traditional voicemail on the same platform. Speech recognition capability is integrated into the system giving users the ability to control their messaging via speech enabled commands. Messaging Server supports Microsoft Outlook, MicrosoftExchange, IBM Lotus/Domino and Novell GroupWise messaging environments. Our messaging solutions also interoperate with Microsoft Live Communications Server.

•	Teleworking. Our IP-based teleworker solution enables users to make secure and encrypted IP phone calls from their home office or any remote office by extending the features and functionality of an office telephone over the Internet. As a result, long distance charges can be significantly reduced or in some cases eliminated. As an option, our Teleworker telephone can support an integral module that allows the telephone to access the public switched telephone network for making local calls and calls to emergency services and to receive incoming calls. Customers can download reports that provide detailed usage statistics on teleworker activity. This information provides return on investment feedback as a means of itemizing savings.

•	Collaboration — Audio and Web Conferencing (“AWC”). Our AWC solution addresses the dynamic communications needs of our customers by providing a feature-rich, cost effective IP-based collaboration solution for conducting interactive online meetings, such as brainstorming, training sessions, and presentations. Its audio conferencing and web presentation capabilities facilitate better collaboration among internal and external employees, business partners and customers. The browser-based interface enables users to quickly and easily schedule and conduct conference calls and share documents with any participant. AWC enables businesses to quickly bring people together, wherever they may be, so that decisions can be made faster and more effectively. It also enables organizations to reduce costs, improve workgroup collaboration and increase employee productivity.

•	Integration with Microsoft Unified Communications. We offer a range of solutions that, in conjunction with the Mitel 3300 ICP, provides telephony and presence integration with Microsoft Live Communications Server 2005 and Microsoft Office Communications Server 2007. Telephony integration solutions include the Mitel Live Business Gateway that enables a user to control their Mitel IP phone via the Microsoft Communicator client and PC-to-Phone enabling the Microsoft Communicator client to operate as a Session Initiation Protocol (“SIP”) soft phone connected to the Mitel 3300 ICP via SIP trunks. A wide range of our applications offer Microsoft presence integration enabling employees to work more efficiently, smarter, and more collaboratively resulting in improved productivity and communication within a customer’s business.

•	Mitel Applications Suite. The Mitel Applications Suite has been developed to make IP-based communications applications easier to acquire, implement and use. The product integrates the applications into a single server or into the Mitel 3300 ICP to further reduce the total cost of ownership for our customers. A configuration wizard provides step by step configuration of both communications applications and users on the Mitel 3300 ICP resulting in lower installation costs for our partners. A system administration portal is available for day to day moves, adds and changes and an end user portal is available to allow our customers to change their personal settings. This allows these applications to be delivered cost effectively and with simplicity to the small business market and is a unique and differentiated offering consisting of applications such as:

•	Feature-rich voice mail

•	Flexible unified messaging

•	Speech-enabled auto-attendant

•	Personalized auto-attendant and call routing

•	Comprehensive audio conferencing

•	Integrated web collaboration and desktop sharing

•	Single identity mobile integration

•	Secure remote worker / teleworker

•	Mitel Enterprise Manager. Our enterprise management application allows our customers to administer and control their network of Mitel 3300 ICP s and associated applications and devices. This application allows our customers to administer users, monitor and control telecommunication spending as well as network monitoring, alarm handling and troubleshooting. Our enterprise management application include the following:

•	Enterprise Manager. The Enterprise Manager provides a single management interface to monitor and manage all of the activities of the Mitel 3300 ICP and perform day-to-day management tasks helping control costs by delivering simplified PC-based administration.

•	Remote Management. The Remote Management capabilities allow the maintainer or administrator to access network and system information and resolve issues remotely.

•	Integrated Management Applications. Integrated Management Applications provides the ability to analyze the IP network’s capability to support IP communications. Voice quality metrics and diagnostics can be used to test the network capabilities and to help troubleshoot potential issues.

•	Technology Interfaces. Recognizing that some customers may have specialized requirements beyond our standard applications, we offer a wide range of technology interfaces and APIs for specific enhancements. Open interfaces allow integration to third party management solutions, such as those from Microsoft and Hewlett Packard.

The Mitel 5000 Communications Platform

•	Designed for small- or medium-sized organizations with single or multiple sites, the family of Mitel 5000 Communications Platforms (“Mitel 5000 CP”) is an IP-based communications solution designed for businesses with up to 250 users. It delivers an integrated solution consisting of: call processing, IP, digital and analog endpoints, and digital and analog trunks. Software has been built on a platform that efficiently and reliably combines the best of both traditional and IP communications. The combination of both IP and traditional switching within the system provides customers the flexibility to deploy a solution that most meets the needs of their business. The Mitel 5000 CP also provides a migration path for customers currently using the traditional Inter-Tel Axxess Converged Communications System (the “Axxess”). The Mitel 5000 CP is currently available in the U.S. and the United Kingdom.

•	As part of our portfolio rationalization process we have ported Mitel designed IP phones to the Mitel 5000 CP to offer our customers a greater choice among our family of handsets.

•	During the course of fiscal 2009 we plan to enhance the Mitel 5000 CP with the introduction of the Mitel Applications Suite.

Applications for the Mitel 5000 CP

We provide a variety of applications for the Mitel 5000 CP. Our suite of presence, collaboration, messaging and management applications enable businesses with single or multiple locations to remain connected with their customers, vendors, and on-site and mobile staff and other stakeholders.

•	System Manager. System Manager software is a network management system for the Axxess Converged Communications System (“Axxess”) and the Mitel 5000 CP. It simplifies management of the Mitel 5000 CP communication platform, allowing administration of all network components through a single web-based interface. The following functions can all be conducted through this web-based application: communications platform, voice mail and endpoint configuration, licensing, software updates and downloads, and diagnostics and disaster recovery (backup/restore). System administrators and technicians can remotely manage and troubleshoot the supported products.

•	Mitel Unified Communicator 5000. The Mitel Unified Communicator 5000 is a productivity tool that combines presence management and collaboration functionality designed to allow stationary and mobile users a way to more effectively manage their communications and increase efficiency while streamlining business processes. Integration of Mitel Web Conferencing and Mitel Remote Support (described below) can also be incorporated to provide specialized permission-based tools for conducting support sessions remotely over the internet. The Mitel Unified Communicator 5000’s flexible interface options include text to speech and speech recognition support, the ability to access the interface via a variety of tools and applications, such as a web browser or personal digital assistant.

•	Mitel Connection Assistant. Mitel Connection Assistant software is designed to enhance work group productivity and provide our customers with a personalized service through the use of screen pops of key information to the desktop or through a web browser. This presence application provides customers with the ability to view the status of colleagues and provides users with control of their extensions to better manage communications. Using a rules-based system, users can assign actions to specific events occurring at their extensions, such as diverting unidentified calls or those from a particular number to another extension or voice mail.

•	Audio and Web Conferencing. Our Audio and Web Conferencing application is common to the Mitel 3300 ICP and the Mitel 5000 CP.

•	Mitel Remote Support. Our Mitel Remote Support application is designed to help our customers improve their support and online sales environments. Remote Support also includes new features such as voice chat, user interface wizard, customized e-mail invite and a more flexible licensing scheme to provide our customers with improved support functionality and service branding opportunities.

•	Contact Center Suite. Contact Center Suite, optimized for the informal contact center environment, is a collection of modular computer telephony software applications that help organizations optimize multi-media contact center and work group performance. Combined with a flexible infrastructure, this suite of applications consists of management tools for reporting and activity monitoring, plus agent and work group tools to aid in increasing productivity and delivering consistent customer service.

•	Enterprise Messaging. Enterprise Messaging is a voice processing and unified messaging platform that combines e-mail, voice mail and fax into a single mail management program. Depending on the level of integration our customers choose, messages are either converted to standard file formats or integrated so that users can view, access and process messages through a variety of devices, including Microsoft’s Exchange messaging application, Lotus Notes, and Novell’s GroupWise, as well as other internet mail applications. Our interactive voice response solution provides an automated attendant feature that automatically guides callers to the person or information they need.

Mitel SX-200 ICP

The Mitel SX-200 ICP supports up to 600 users and specifically addresses the North American market. The Mitel SX-200 ICP provides the features required by the smaller business market and is targeted specifically at the hospitality industry. The Mitel SX-200 ICP targets organizations with up to 600 users either at a single location or in multiple locations and it supports networking and interoperability with traditional Mitel SX-200 systems.

Applications for the Mitel SX-200 ICP

The Mitel SX-200 ICP supports a range of applications many of which are supported by the Mitel 3300 ICP. In some circumstances, the Mitel 3300 ICP may offer a number of features over and above those supported on the Mitel SX-200 ICP. The common applications, which are further described above, are as follows:

•	Contact Center Applications

•	Teleworker

•	Unified and embedded messaging

•	Call accounting

•	Mitel Your Assistant

In addition, for the hospitality industry, we have either developed or partnered with members of the MSA to develop differentiated solututions through the use of our APIs.

Mitel 3000 Communications System

The Mitel 3000 Communications System (“Mitel 3000 CS”) has been developed by our subsidiary Lake Communications Limited (“Lake Communications”) under the brand “OfficeLink”. The Mitel 3000 CS is a modular converged voice and data system designed for retail or small, multi-branch businesses with up to 52 employees, home-based businesses, or large residential customers. This system includes feature-rich telephones that have large intuitive displays and allows our customers to integrate a mix of standard analog devices, such as cordless handsets and fax machines. In addition, the system can be programmed and maintained remotely, minimizing costs associated with on-site technician visits. The Mitel 3000 CS also supports a range of applications such as voicemail, auto attendant, courtesy service, automatic call distribution, call queuing, help desk features and a dial by name service.

Mitel 1000 Communications System

The Mitel 1000 CS has also been developed by Lake Communications under the brand “Sigma”. The Mitel 1000 CS is a converged voice and data communications platform designed to address the needs of very small businesses and home offices with up to four wired and four wireless phones. The Mitel 1000 CS has primarily been sold through large European channel partners. The Mitel 1000 CS incorporates:

•	Wired and DECT extensions

•	DSL modem

•	four port router

•	firewall

•	wireless local area network access point

•	up to 2 standard outside lines and 2 voice over IP channels for extra voice lines

Mitel 3600 Hosted IP Key System

The Mitel 3600 Hosted IP Key System is designed for businesses with fewer than 20 employees. This product is sold through service providers or channel partners who wish to offer a hosted solution and eliminate the need for the platform to be located and managed at the end-user’s office. The Mitel 3600 enables the features of a key telephone system to be delivered as a service.

Desktop Portfolio.

Our desktop portfolio includes a broad range of IP and digital telephones, consoles, conference units, soft phones (a software-only implementation of an IP telephone that runs on a personal computer) and ancillary devices that support our solutions. We have been recognized by a number of third parties as a leader in the design of desktop devices, which have been acknowledged for their ease of use, aesthetics, high quality, low power consumption and functionality.

Our IP desktop products interoperate with the majority of our IP-based communications platforms and software applications. These desktop products allow users access to advanced telephony features and services such as integrated web browsing, enhanced directory management, and visual voicemail, regardless of whether they are in the office, at home or traveling.

Our latest desktop devices provide the capability to customize the displays for particular industries or for customer specific requirements. Functionality can be easily developed to display web content, information or interactive services linked to internal corporate systems (for example, conference room bookings, emergency broadcasts or information queries). This customization can be undertaken by a customer, a channel partner or can be performed by our professional services organization. In addition, this capability has been leveraged to deliver “out of the box” applications from our product development group. The Mitel Intelligent Directory application provides access to the corporate directory with integrated presence capability. We also provide in-building wireless devices which provide access to the majority of the features on our platforms.

Our Traditional Telephony Communication Solutions

In some countries and for specific applications there is still a demand for traditional PBX systems. Our traditional circuit-switched telephony portfolio includes the Mitel SX-2000 and the Axxess.

The Mitel SX-2000 is a fully featured traditional communications platform that addresses businesses with up to 20,000 users. This system provides extensive features and functionality, allows individual elements of the system to be distributed throughout an organization, can support redundant hardware and software to minimize system downtime and supports networking between systems, based on industry standards, for seamless voice communications between separate sites. The Mitel SX-2000 is complemented by a portfolio of digital telephones and a suite of applications. We offer a simple migration path to IP communications for our extensive base of customers with Mitel SX-2000 and Mitel SX-200 PBX implementations using the Mitel 3300 ICP and Mitel SX-200 ICP.

The Axxess is a solution for small-to-medium and larger enterprises and supports over 1000 users. The Axxess converged platforms provide integrated voice processing, IP telephony functionality and transparent networking throughout an organization. Both the Mitel SX-2000 and the Axxess incorporate open interfaces, which enable seamless integration of computer telephony applications. The systems can be tailored to how an organization does business, providing an enterprise with the flexibility it needs to modify its communications solution as the enterprise grows or changes. The Mitel SX-2000 only supports digital and analog handsets whereas the Axxess also supports IP handsets. The Axxess also supports the same digital handsets as the Mitel 5000 CP which offers an attractive migration path for certain Axxess customers.

On March 1, 2008 we announced that the manufacture of the SX-2000 would be discontinued as of May 2010. However, support for the SX-2000 will continue until October 2015. The discontinuation of the SX-2000 is due primarily to the market transition to IP-based communications and the effectiveness of our migration strategy which has allowed our customers to transition, at their own pace, to a Mitel 3300 ICP solution.

Following the Inter-Tel Acquisition, we announced that the Inter-Tel 7000 would be discontinued largely due to the significant overlap between it and the Mitel 3000 ICP (which has broader applicability to customers globally).

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

Historically, traditional equipment maintenance was focused on hardware and post implementation services. Dealing with a service concern typically entailed the dispatch of a technician to the customer site for diagnosis and repair or replacement of defective hardware. In recent years, as our product mix has transitioned towards IP-based and unified communications solutions, the nature and delivery of our service offerings has changed. For instance, we have established Mitel Professional Services to assist our customers and channel partners with the implementation of all components of our portfolio. We provide implementation services including end-to-end project management, system design, network analysis, network configuration, system installation, training, and post-cutover support services. Consultative service, pre-engineering, planning and design have emerged as service opportunities. Post implementation service has become more efficient with the technology evolution, allowing the diagnosis (and in some cases, the resolution) of customer outages or concerns to be conducted remotely, more quickly and at a lower cost.

Our managed services program offers customers a single-source of business communications solutions for professional services; provisioning and facilities management; and customized applications to improve business communications processes and enhance their total return on investment, while increasing productivity and profitability. The program, provided either by us or our channel partners, is designed to address and protect the total cost of ownership of a business’ communications investment. Because of the modular design of our systems and the high level of software content in our products, customers can increase the size and functionality of their systems as their needs change. We couple this solutions-oriented approach with a high level of customer service and support along with a strong commitment to quality throughout our operations.

Other Products and Services (U.S. only)

Network, Local and Long Distance Services

Customers who desire the convenience of acquiring long distance and other related calling services through the same vendor they purchase their telephony equipment and services from can do so through our subsidiary, Mitel NetSolutions, Inc. Mitel NetSolutions provides: local communications services, domestic and international long-distance services, calling card services, 800 services, dedicated data services, Internet, DSL, MPLS services and Web voice and videoconferencing, disaster recovery solutions, and network monitoring and management. We provide these services through agreements with major U.S. long-distance carriers. These services are then billed to the end-user customer by Mitel NetSolutions.

In addition, Mitel NetSolutions is licensed as a CLEC to provide resale of local dial tone services in over 30 states. Through Mitel’s Network Services Agency (“MNSA”) division, we sell services as an agent of various ILECs and CLECs. These services primarily include local communications services, data services and Internet access. The Local Exchange Carrier or CLEC bills these services to the end user and MNSA receives compensation from the provider for marketing these services.

Networking Technologies Integration

Mitel’s “DataNet” division designs, installs and supports an integrated, comprehensive solution for our customers’ complex data, telecommunications, and storage needs, including LAN, WAN, or Storage Area Networks. The complete integration and validation of the LAN, WAN infrastructure, along with the implementation of state-of-the-art security policies, allows us to provide the right environment, dependent on the needs of our customers, for successful IP-based implementations using solutions from a variety of networking and other vendors.

Through our relationships with major manufacturers of hardware and software technologies, we provide routers, switches, security products, wireless connectivity, application servers and other devices required for a customer’s infrastructure.

Leasing Services

We offer our TotalSolution program through our subsidiary, Mitel Leasing, Inc. The TotalSolution program enables customers to acquire a full range of business communications systems and applications, as well as maintenance and support services. This program provides a total-system financing, service and support package to our customers at a set monthly cost, with system expansion available for an additional fee. The typical TotalSolution contract has a term of 60 months and allows the customer to renew at a specified price for up to an additional 36 months. Over 17,000 of our customers utilize the TotalSolution program.

We also offer a line of lease-purchase financing options. Lease terms range from 24 to 84 months with $1.00, fixed and fair market value purchase options. We can also customize financing packages to suit customers with special financial needs. Customers are able to lease directly from us or an authorized third-party leasing company supporting a Mitel channel partner, thereby allowing us or one of our channel partners to maintain a direct relationship with our customers. This direct relationship allows us to provide customers with maintenance, support services and information regarding our other products and services.

Peripheral Products

Through our CommSource division, we distribute peripheral telecommunications products, applications and services developed by third parties to our direct sales offices and channel partners. We offer a selection of products including: analog and cordless telephones, audio conferencing bridges and accessories, call accounting, call logging, call recording, computer telephony products, data equipment, headsets, installation equipment, message-on-hold, paging equipment, power protection and backup, premise wireless and videoconferencing systems, and other accessories. CommSource sells and distributes products we have endorsed as leading communications peripherals widely deployed within organizations, many of which interface with our communication platforms.

Business Segments and Principal Markets

The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal 2006		Fiscal 2007		Fiscal 2008
		% of		% of		% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	(In millions, except percentages)

United States	$178.5	46.1%	$161.6	42.0%	$409.8	59.2%
Europe, Middle East & Asia (EMEA)	156.3	40.4%	162.4	42.2%	216.4	31.3%
Canada and Caribbean & Latin America	43.6	11.3%	49.4	12.8%	51.8	7.5%
Asia Pacific	8.7	2.2%	11.5	3.0%	14.0	2.0%

	$387.1	100.0%	$384.9	100.0%	$692.0	100.0%

For further information regarding our reportable segments please see Item 5 “Operating and Financial Review and Prospects”.

Sales, Marketing and Distribution

Our sales and marketing strategy leverages our own offices in 19 countries with the local presence and customer relationships of over 1,400 channel partners servicing customers covering more than 90 countries.

Prior to the Inter-Tel Acquisition, our sales staff worked directly with a prospective customer or in coordination with a channel partner in defining the scope, design and implementation of our solutions. These customers could then decide to do business directly with us or through a channel partner. As a result of the Inter-Tel Acquisition, we acquired approximately 60 direct sales offices in the U.S. Our sales management staff is now directed to operate a channel-neutral selling approach and is compensated accordingly. On a case-by-case basis we may close a sale on a direct basis, while utilizing one of our channel partners for the purpose of fulfillment and ongoing support. Conversely, channel partners may bring us sales opportunities for which they see a greater likelihood of obtaining the account if we take a lead role in the selling process.

Our channel partners are supported by our internal teams of regional account managers, systems engineers, technical account managers and sales administrators. To complement our channel partner network, we also provide support to independent consultants who focus on assisting companies with network design, implementation and vendor selection. We believe our extensive channel partner network allows us to effectively sell our solutions globally, without the need to build dedicated in-house sales and service capabilities in every geographic market. We continue to recruit channel partners with a focus on growing market coverage, supporting converged solutions and implementing applications interoperation.

During fiscal 2007, we opted to take our product fulfillment and order logistics in-house in the UK, rather than through a wholesale distribution network. Product fulfillment and order logistics, for a portion of our channel partners, were, during fiscal 2008, generally performed in the U.S. and mainland Europe by our wholesale distributors. During fiscal 2007, our major distributors in the U.S. included GrayBar Electric Co., Inc., Embarq Corp. and Tech Data Corporation. During fiscal 2008 we opted to take the majority of our U.S. product fulfillment and order logistics in-house while maintaining a relationship with Graybar Electric Co., Inc.

Our marketing organization employs a comprehensive strategy to enhance our brand, attract and retain channel partners, differentiate our product offerings and develop solutions for specific industry markets. Brand development is conducted through advertising, media articles, trade conferences, product placements, analyst and public relations and web content delivery. We view public relations as a key element of our marketing strategy to increase Mitel brand awareness. Our channel marketing programs are designed and administered to provide benefits and incentives targeted at competencies and quality in delivery of our solutions to the market. Our solutions marketing organization develops materials and programs for our portfolio of solutions that provide clear business value to our target customers. Our vertical marketing team understands the unique business needs and challenges of our key vertical markets and tailors our solutions to address those needs. We also operate demonstration and executive briefing centers equipped with our latest solutions. These centers are used by both our channel partners and our own staff to demonstrate our solutions to existing and prospective customers.

As at September 30, 2008, our sales and marketing force consisted of 750 employees.

Our Strategy

Our strategy is to build on our leading position in the small and medium-sized business market and to continue to attract large enterprise customers, increase our market share and generate attractive returns for our shareholders. To accomplish these objectives, we intend to:

•	continue to expand our market focus through our highly scalable portfolio which ranges from solutions that address the needs of the very small business to the large, multinational enterprise;

•	continue to leverage and maximize our operating model;

•	continue to rationalize and expand our applications portfolio to add further value to and satisfy the business needs of our customers and channel partners;

•	increase our focus on software applications;

•	continue to provide a migration path to IP and unified communications that enables our customers, and those of our competitors, to leverage their existing investments in information, data networking and communications

•	expand our geographic presence and channel partner capabilities; and

•	broaden and deepen our strategic partnerships and alliances.

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

We outsource our worldwide manufacturing operations primarily to BreconRidge, Flextronics Telecom Systems, Ltd. (“Flextronics”), Jabil Circuit, Inc. (“Jabil”), Kwanasia Electronics (MCO) Ltd. (“Kwanasia”), Avnet, Inc. and TTems Ltd. (“TTems”). BreconRidge specializes in the communications, industrial and consumer market sectors and provides many services including design, process and test engineering services, component sourcing, manufacturing, repair/refurbishment and distribution services. BreconRidge has more than 710,000 square feet of manufacturing capacity in state-of-the-art facilities in Canada, the U.S. and China. Flextronics has a network of facilities in over 30 countries on four continents. This global presence provides design and engineering solutions that are vertically integrated with manufacturing, logistics, and component technologies to optimize customer operations by lowering costs and reducing time to market. Jabil is an electronics solutions company providing electronics design, production and product management services to global electronics and technology companies.With more than 85,000 employees and facilities in 21 countries, Jabil provides comprehensive, individualized, focused solutions to customers in a broad range of industries. Kwanasia is a member of the Deswell Industries group, which specializes in plastic injection molding, electronics assembly and distribution as well as metallic parts manufacturing. Founded in 1987, Deswell Industries is headquartered in Macau and its operations are located in Dongguan and Shekou, China. TTems, part of TT electronics plc, provides design, manufacturing, logistics and custom service solutions to Lake Communications. Headquartered in London, TT electronics has appromixately 7,800 employees, 35 manufacturing facilities and has operations in 14 countries. Finally, Avnet, Inc. is one of the world’s largest distributors of electronics parts, enterprise computing and storage products and embedded subsystems, creating a vital link to the technology supply chain.

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

We have an internal operations group which has the responsibility of managing these contract manufacturing relationships. Functions performed by our operations group include:

•	evaluating, selecting, pricing and negotiating contracts with suppliers;

•	monitoring supplier and contract manufacturer performance against established service level agreements;

•	maintaining the authorized vendor list of component suppliers;

•	managing finished goods inventory;

•	monitoring and managing material profiles;

•	developing custom service solutions for major customers;

•	selecting outbound freight partners, shipping methods, remote stocking strategies and shipping routes; and

•	managing distribution services, globally.

In addition, we retain Lytica Inc., an independent contract manufacturing firm located in Ottawa, Canada, to assist us in assessing, on a quarterly basis, if pricing from our manufacturers is at market rates and if the level of service obtained from them is comparable to our competitors.

Research and Development

Since 2001, we have invested heavily in IP-based product research and development (“R&D”). This strategy has been based on two key planning assumptions. First, we believed that the shift in customer demand towards IP-based communications solutions, and subsequently unified communications, would be one of the most significant technology developments in the voice communications industry since digital telephony displaced analog phone systems in the 1980s. Second, we believed that the transition to this new mode of IP-based communications would be rapid. Companies who did not anticipate and proactively plan for this rapid technological change would miss out on a significant market opportunity, suffer significant customer and market share losses and damage their potential for future revenue growth. Our new product development programs are exclusively focused on developing IP-based solutions and associated applications.

Accordingly, we have been executing an aggressive research and development investment strategy, designed to position us with one of the broadest portfolios of IP-based and unified communications solutions in the industry. This strategy has been reflected in our research and development expense levels, which have ranged between 17%

and 9% of revenues in the period from fiscal 2001 through fiscal 2008. Our investment strategy has positioned us with a broad range of feature-rich, scalable, standards-based and interoperable IP-based communications solutions, which allow us to capitalize on our historical strength in the small and medium-sized business market, and expand our addressable market to larger enterprise customers. Substantially all of our system shipments for the fiscal year 2008 were IP-based communications solutions. As a result, we believe we have minimal exposure to continued erosion of traditional product revenues.

Our research and development organization is located in three centers of excellence. These centers focus on specific elements of our global portfolio. Our center in Ottawa, Canada is responsible for our enterprise products, our messaging, contact center, teleworking and mobility applications, as well as our desktop telephones and appliances. Our center in Chandler, Arizona, is responsible for our SMB portfolio and our next generation collaboration applications. Our center in Dublin, Ireland is responsible our small and very small business portfolio. Our combined research and development organization, as of September 30, 2008, was comprised of 504 personnel, almost all of whom are engaged in product design and verification. Research and development personnel have an average tenure with us of approximately 11 years, and bring competencies in real time software, call control, telephony applications and digital signal processing. Our ratio of software to hardware engineers is approximately 8:1, compared to a ratio of 5:1 in fiscal 2007, reflecting our focus on software in our core products and our growing suite of applications. We also leverage external development relationships with a number of third party software development firms, both for specific software applications that we may brand as Mitel products and for non-mission-critical development and support. We target a major release cycle for our key products every six to nine months.

Intellectual Property

We have over 1100 patents and pending applications in the U.S., Canada and Europe and in other countries around the world covering over 350 inventions. Within the last 7 years we have focused our intellectual property efforts on seeking patent protection for our IP-based communications inventions and have a number of patents in the areas of presence, collaboration and mobility.

Historically, our strategy had been to rely on our patent portfolio primarily to counter any allegations of infringement on the patents held by our competitors. Given the strength of our IP-based patent portfolio, we continue to implement a strategy to leverage these assets by asserting our rights in certain patented technologies. Certain companies have engaged us to pro-actively license or purchase patents within our portfolio and we will continue to encourage others to do the same.

Our other intellectual property assets include industrial designs, trademarks, proprietary software, copyrights, domain names, operating and instruction manuals, trade secrets and confidential business information.

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

On June 27, 2007 we filed a lawsuit against ShoreTel Inc. in the U.S. District Court for the Eastern District of Texas, alleging infringement of four of our patents (we subsequently added 2 additional patents to our claim). ShoreTel filed a counter claim alleging infringement of one patent. The combined lawsuit is currently scheduled for hearings in early 2010.

Competition

The market for our products has traditionally been highly competitive, particularly given the global industry shift from traditional PBX systems to IP-based communications and unified communications solutions. This market is characterized by rapid technological change, business consolidations and new entrants. Our competitors include Aastra Technologies Limited, Alcatel-Lucent, Avaya Inc., Cisco Systems, Inc., NEC Corporation, Nortel Networks Corporation, Panasonic Corporation, Shoretel, Inc., Siemens Enterprise Communications and Toshiba Corporation. All of these competitors have been active in developing and marketing IP-based and unified communications solutions and have established relationships with customers within their markets. We also compete with a number of new startup companies who are focused on the IP-based communications market. We compete against these new entrants by leveraging our size, our extensive channel network, our large installed based, our global presence and our deep knowledge of telephony built on over 30 years of developing telephony solutions.

When competing against these companies we generally focus on the following factors:

•	the quality of our IP product portfolio and richness of our software applications;

•	the usability of our software and its application to vertical markets;

•	our unique TotalSolutions managed service model;

•	the interoperability with equipment supplied by other vendors and with traditional circuit-switched network equipment;

•	the scalability and flexibility of our solutions and our customer migration strategies;

•	the ease of deployment in either a centrally-managed, remotely-distributed or hosted architecture;

•	the strength of our strategic alliances;

•	the ease of doing business for our channel partners; and

•	our track record of customer focused innovation.

We also compete against carriers and service providers, which typically offer systems produced by one or more of our competitors listed above.

We also compete with leaders in information technology, personal and business applications and their partners who have entered the telecommunications market and offer products that compete with our solutions.

In connection with Mitel Netsolutions’ business of providing long distance services in the U.S. market, we compete against AT&T, Global Crossing, Qwest, Sprint, Verizon and others. We also expect to compete with ILECs and CLECs, cable television companies, satellite and other wireless broadband service providers for long distance business.

We believe that we compete favorably in certain of our markets with respect to the price, performance, implementation and features of our systems, as well as the level of service and support that we provide to our customers. However, certain of our competitors have significantly greater resources, brand recognition and distribution capabilities than we do.

C.	Organizational Structure

See Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for a discussion of our major shareholders and their related ownership interest in Mitel.

We carry on our worldwide business directly and through our subsidiaries. Our material subsidiaries as of September 30, 2008 are shown on the chart below, with the jurisdiction of incorporation in parentheses:

D.	Property, Plant and Equipment

Leased Facilities:

Properties

We do not own any real property. The following table outlines significant properties that we currently lease:

		Area	Expiration
Location	Purpose	(In Square Feet)	Date of Lease

Ottawa, Canada	Corporate Head Office/Sales/Research & Development(1)	512,000	February 15, 2011
Caldicot, United Kingdom	U.K. and EMEA Regional Headquarters	45,000	March 9, 2021
Chandler, AZ	Office/Sales/Research & Development	97,000	April 30, 2009
Tempe, AZ	Warehouse	68,000	September 30, 2009
Reno, NV	Office	74,000	November 14, 2018

(1)	Sublet to: General Dynamics Canada Ltd. until August 14, 2009 (42,930 square feet); InGenius Software Inc. until August 31, 2009 (4,026 square feet); and Wesley Clover International, Corporation until November 30, 2010 (10,250 square feet).

The Ottawa facilities are leased from Brookstreet Research Park Corporation (“Brookstreet”), a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into. See “Certain Relationships and Related Party Transactions — Brookstreet Research Park Corporation.”

In addition to these significant properties, we also operate a number of regional sales offices throughout the world from leased facilities, including offices:

•	throughout the U.S. (including Little Rock (Arkansas), Phoenix, Tucson and Tempe (Arizona), New York City and Albany (New York), Atlanta and Roswell (Georgia), Chicago and Arlington Heights (Illinois), Indianapolis and Kansas City (Kansas), Lexington and Louisville (Kentucky), Boston (Massachusetts), Eagan and Minnetonka (Minnesota), Costa Mesa, San Francisco, Glendale, Sacramento, San Diego, San Jose and Santa Ana (California), Denver (Colorado), Beltsville, (Maryland), Washington (DC), Ft. Lauderdale, Miami, Orlando and Tampa (Florida), Herndon and Richmond (Virginia), Waukesha (Wisconsin), Murray Hill, Marlton and Kenilworth (New Jersey) Columbia, Springfield and St Louis (Missouri), Charlotte and Winston-Salem (North Carolina), Albuquerque and Santa Fe (New Mexico), Las Vegas and Reno (Nevada) Akron and Columbus (Ohio), Portland (Oregon), Philadelphia and Pittsburgh (Pennsylvania), Greenville (South Carolina), Sioux Falls (South Dakota), Memphis and Nashville (Tennessee), Austin, Dallas, El Paso, Houston, Ft. Worth and San Antonio (Texas), Salt Lake City (Utah), Seattle, (Washington));

•	throughout Canada (including Toronto (Ontario), Montreal (Quebec), Calgary (Alberta), Winnipeg (Manitoba), Burnaby (British Columbia) and Halifax (Nova Scotia));

•	throughout the United Kingdom (including London, Slough, Birmingham, Kettering, Northampton (England) and Strathclyde, Glasgow (Scotland) and Dublin (Ireland));

•	throughout Continental Europe, the Middle East and Africa (including France, Germany, the Netherlands, Italy, Spain, Saudi Arabia, Dubai and South Africa);

•	in Asia-Pacific (including Hong Kong and Beijing (China), Singapore and Sydney (Australia)); and

•	in Mexico City (Mexico), Guaynabo (Puerto Rico), Rio de Janeiro (Brazil) and Barbados.

We believe that these facilities are adequate for our immediate needs and that additional space would be available if needed to accommodate any expansion.

Item 5.	Operating and Financial Review and Prospects

A.  Operating Results

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended April 30, 2008

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

Inter-Tel Acquisition

On August 16, 2007, we completed the Inter-Tel Acquisition for $25.60 per Inter-Tel share in cash, representing a total purchase price of approximately $729 million. As a result of the Inter-Tel Acquisition, Inter-Tel is now a wholly-owned subsidiary of Mitel and has been renamed Mitel (Delaware) Inc. The transaction was funded by a combination of equity and debt financing and resulted in significant changes to our debt and equity structure. The deemed purchase price was allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values and any excess purchase price allocated to goodwill.

As a result of the Inter-Tel Acquisition, our 2008 financial results include:

(i) 3 1/2 months of operations of Mitel prior to the Inter-Tel Acquisition; and

(ii) 8 1/2 months of results of the combined entity.

As a result of the Inter-Tel Acquisition and the restructuring of our previous debt and equity investments, in accordance with U.S. GAAP, our results for fiscal 2008 include several non-cash impacts relating to purchase accounting, and our accounting for complex financial instruments. Our results for fiscal 2008 also reflect the impact of adopting Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”) on Inter-Tel’s sales of lease-type transactions as of the Inter-Tel Acquisition date. The effect of such adoption was to (1) defer $44.2 million of revenue previously recognized by Inter-Tel prior to the Inter-Tel Acquisition as of the acquisition date and (2) reduce both total revenues and operating income recorded in fiscal 2008 post-acquisition by $14.0 million.

Overview

We are a provider of IP-based and unified communications solutions and services for business customers. Our IP-based and unified communications solutions consist of a combination of telephony hardware products, such as communications platforms and desktop devices, and software applications that integrate voice, video and data communications with business applications and processes. We refer to these hardware products and software applications as communications solutions because they are configured to meet our customers’ specific communications needs. We complement our communications solutions with a range of services, including the design of communications networks, implementation, maintenance, training and support services. We believe that our IP-based and unified communications solutions and services enable our customers to realize significant cost benefits and to conduct their business more effectively.

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

We have invested heavily in the research and development of IP-based and unified communications solutions to take advantage of the telephone communications industry shift from traditional PBX systems to IP-based and unified communications solutions. As a result of our efforts, we have realigned our business and discontinued certain products and activities relating to our traditional systems. In fiscal 2008 we recorded a net income of $13.2 million. However, due to the focus of investment on our IP-based and unified communications solutions, we have incurred losses in each of the prior five fiscal years, including net losses of $35.0 million in fiscal 2007. As at April 30, 2008, we had an accumulated deficit of $492.2 million. However, we believe our early and sustained investment in IP-based and unified communications research and development, our decision to concentrate our efforts on this technology, along with the Inter-Tel Acquisition, have positioned us well to capitalize on the industry shift to IP-based and unified communications solutions. As a result of this strategic focus, we have experienced significant growth in the sales of our new generation of communications solutions as businesses migrate from their traditional systems. Substantially all of our system shipments for fiscal 2008 were IP-based and unified communications solutions.

Comparability of Periods

In light of the Inter-Tel Acquisition and the realignment of our business over the past seven years to focus on IP-based and unified communications solutions, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as being a good indicator of our future performance.

Effective fiscal 2008, we revised our allocation of revenues and cost of revenues from a product and service group presentation, to a telecommunications and network services presentation. This revised presentation is consistent with the way in which Inter-Tel reported its revenues and cost of revenues prior to the Inter-Tel

Acquisition. The results of operations for fiscal 2006 and 2007 have been restated to conform with the new presentation.

The functional currency of our parent company is the U.S. dollar and our consolidated financial statements are prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as other comprehensive income.

Key Performance Indicators

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: revenues, gross margins, operating costs and cash flows.

Revenue performance is evaluated from both a geographical perspective, in accordance with our reportable segments, and from a revenue source perspective, that is telecommunications and network services. We evaluate revenue performance by comparing the results to management forecasts and prior period performance.

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

In addition to the above indicators, from time to time, we also monitor performance in the following areas:

•	status with our key customers on a global basis;

•	the achievement of expected milestones of our key R&D projects; and

•	the achievement of our key strategic initiatives.

In an effort to ensure we are creating value for and maintaining strong relationships with our customers, we monitor the status of key customer contracts and conduct regular customer satisfaction surveys to monitor customer service levels. With respect to our R&D projects, we measure content, quality and timeliness against project plans.

Sources of Revenues and Expenses

The following describes our sources of revenues and expenses.

Revenues

We generate our revenues principally from the sale of integrated communications solutions and services to business customers with these revenues being classified as telecommunications revenues or network services revenues. Telecommunications revenues are comprised of revenues generated from the sales of platforms and desktop devices, software applications, maintenance and support, managed services, installation and other professional services, while network services are comprised of local and long distance and network resale services.

We sell our communications solutions and services through a distribution network of channel partners that includes wholesale distributors, solutions providers, channel partners, communications service providers, systems integrators, and other technology providers. We complement and support our channel partners in selected markets using a sales model whereby our sales staff works either directly with a prospective customer, or in coordination with a channel partner in defining the scope, design and implementation of the solution.

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

We make sales to distributors and channel partners based on contracts with terms typically ranging from one to three years. For products sold through these distribution channels, revenues are recognized at the time the risk of loss is transferred to distributors and channel partners according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenues from product sales are allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenues attributable to undelivered elements are deferred and recognized upon performance or ratably over the contract period.

Our standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenues are recognized, an accrual for estimated warranty costs is recorded as a component of cost of revenues based on prior claims experience. Sales to our channel partners do not provide for return or price protection rights while sales to distributors provide for these rights. Product return rights for distributors are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenues are recognized. For new distributors, we estimate the product return provision using past return experience with similar distribution partners operating in the same regions. We offer various cooperative marketing programs to assist our distribution channels to market our products. Allowances for these programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

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

Some of our sales arrangements involve sales-type leases. Under theses arrangements, revenues are allocated between hardware and software components on a relative fair value basis, whereby hardware revenues are recognized at the present value of the payments allocated to the hardware lease element at the time of system sale. Revenues from software, including applications, upgrades, software support, and embedded software, are deferred and recognized over the period of support.

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

We provide long-term system management services of communication systems (“Managed Services”). Under these arrangements, Managed Services and communication equipment are provided to end-user customers for terms that typically range from three to five years, with an option to renew for an additional 3 years. Revenues from Managed Services are recognized ratably over the contract period. We retain title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

Revenue from local, long distance and network resale services is recognized as the services are provided.

Cost of Revenues

Cost of revenues is comprised of product costs and service costs. Product cost of revenues consists of cost of goods purchased from third-party electronics manufacturing services or inventory provisions, engineering costs, warranty costs and other supply chain management costs.

We outsource our worldwide manufacturing and repair operations to six main contract manufacturers, BreconRidge, Flextronics, Jabil, Kwanasia, Avnet, Inc. and TTems. The manufacturing of our products has been allocated among these key suppliers to reduce the risks associated with using a single supply source. See “Risk Factors” — “Because we depend upon outside contract manufacturers to manufacture our products, our operations could be delayed or interrupted if we encounter problems with these contractors”. We retain Lytica Inc., an independent contract manufacturing firm, to assist us in attempting to confirm, on a quarterly basis, that pricing from our contract manufacturers is at market rates and the level of service obtained from them is comparable to their competitors.

Service cost of sales is primarily comprised of labor costs associated with maintenance and support, Managed Services, installation and other professional services.

Research and Development (R&D) Expenses

Our R&D organization is located in three centers of excellence. These centers focus on specific elements of our global portfolio. Our center in Ottawa, Canada is responsible for our enterprise products, our messaging, contact center, teleworking and mobility applications, as well as our desktop telephones and appliances. Our center in Chandler, Arizona, is responsible for our SMB portfolio and our next generation collaboration applications. Our center in Dublin, Ireland is responsible for our small and very small business portfolio. Our combined R&D organization as of September 30, 2008 was comprised of 504 personnel, almost all of whom are engaged in product design and verification.

R&D expenses consist primarily of salaries and related expenses for engineering personnel, materials and consumables and subcontract service costs.

Sales, General and Administrative Expenses

Sales, general and administrative, or SG&A, expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, advertising, trade shows and other promotional activities and materials, administrative and finance functions, legal and professional fees, insurance and other corporate and overhead expenses. Following the Inter-Tel Acquisition, SG&A also includes significant amounts recorded for the amortization of purchased intangible assets.

Special Charges, Integration and Inter-Tel Acquisition-Related Expenses

Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business to focus on IP-based and unified communications solutions. Special charges consist primarily of workforce reduction costs, lease termination obligations, asset write-offs and legal costs. We reassess the accruals on a regular basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change.

Integration and acquisition-related transaction expenses principally consist of legal and consulting fees,, as well as other incremental non-recurring costs directly related to the Inter-Tel Acquisition.

Other Operating Expenses

Other expenses included as deductions against operating income include gains or losses on sale of assets or operations.

Results of Operations

The following table sets forth our audited consolidated statement of operations data for the fiscal periods indicated:

			Six Days
	Year Ended		Ended	Year Ended
	April 25,	April 24,	April 30,	April 30,	April 30,	April 30,
	2004	2005	2005	2006	2007	2008

Revenues	$340.7	$342.2	$3.2	$387.1	$384.9	$692.0
Cost of revenues	202.9	213.2	2.4	225.7	225.1	367.9

Gross margin	137.8	129.0	0.8	161.4	159.8	324.1
Research and development	36.2	41.4	0.7	44.1	41.7	62.6
Selling, general and administrative	111.4	114.9	1.8	120.7	123.5	246.6
Special charges, integration and acquisition-related expenses	11.7	10.6	—	5.7	9.3	16.0
Loss (gain) on disposal of assets	0.6	3.4	—	(2.4)	(1.0)	1.0
Litigation settlement	—	—	—	—	16.3	—
Initial public offering costs	—	—	—	—	3.3	—
In-process research and development	0.2	—	—	—	—	5.0

Operating loss	(22.3)	(41.3)	(1.7)	(6.7)	(33.3)	(7.1)
Other (income) expense, net	8.0	7.5	(0.1)	39.8	(0.1)	(8.0)
Income tax (recovery) expense	0.3	0.8	—	(1.9)	1.8	(12.3)

Net income (loss)	$(30.6)	$(49.6)	$(1.6)	$(44.6)	$(35.0)	$13.2

Net loss per common share
Basic and diluted	$(0.26)	$(0.49)	$(0.01)	$(0.44)	$(0.36)	$(0.44)

Weighted average number of common shares outstanding (in millions)	127.8	113.8	117.1	117.2	117.3	186.1

Fiscal 2008 as compared to Fiscal 2007

The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2008 and 2007:

	Fiscal
	2007		2008
		% of		% of	2008 Change
	Amounts	Revenues	Amounts	Revenues	Amount	%
	(In millions, except percentages)

Revenues	$384.9	100.0%	$692.0	100.0%	$307.1	79.8%
Cost of revenues	225.1	58.5%	367.9	53.2%	142.8	63.4%

Gross margin	159.8	41.5%	324.1	46.8%	164.3	102.8%
Research and development	41.7	10.8%	62.6	9.0%	20.9	50.1%
Selling, general and administrative	123.5	32.0%	246.6	35.5%	123.1	99.7%
Special charges, integration and acquisition-related expenses(1)	9.3	2.4%	16.0	2.3%	6.7	72.0%
Litigation settlement	16.3	4.2%	—	0.0%	(16.3)	*
Initial public offering costs	3.3	0.9%	—	0.0%	(3.3)	*
Loss (gain) on sale of manufacturing operations	(1.0)	(0.3)%	1.0	0.1%	2.0	*
In-process research and development	—	0.0%	5.0	0.7%	5.0	*

Operating loss	(33.3)	(8.7)%	(7.1)	(1.0)%	26.2	*
Interest expense	9.1	2.4%	34.7	5.0%	25.6	281.3%
Debt and warrant retirement costs	—	0.0%	20.8	3.0%	20.8	*
Mark-to-market adjustment on derivatives	(8.6)	(2.2)%	(61.9)	(8.9)%	(53.3)	*
Other (income) expense, net	(0.6)	(0.2)%	(1.6)	(0.2)%	(1.0)	*
Income tax (recovery) expense	1.8	0.5%	(12.3)	(1.8)%	(14.1)	*

Net income (loss)	$(35.0)	(9.1)%	$13.2	1.9%	$48.2	(137.7)%

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities and other loss accruals undertaken to improve our operational efficiency and realign our business. In fiscal 2008, it also includes Inter-Tel Acquisition related integration costs.

Revenues:

Geographic Segment Revenues:

Our reportable segments are represented by the following four geographic sales regions:

•	the U.S.;

•	Europe, Middle East & Africa (EMEA);

•	Canada and Caribbean & Latin America (CALA); and

•	Asia Pacific.

These reportable segments were determined in accordance with how our management views and evaluates our business. The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2007		2008
		% of		% of	2008 Change
	Revenues	Revenues	Revenues	Revenues	Amount	%
	(In millions, except percentages)

United States	$161.6	42.0%	$409.8	59.2%	$248.2	153.6%
EMEA	162.4	42.2%	216.4	31.3%	54.0	33.3%
Canada and CALA	49.4	12.8%	51.8	7.5%	2.4	4.9%
Asia Pacific	11.5	3.0%	14.0	2.0%	2.5	21.7%

	$384.9	100.0%	$692.0	100.0%	$307.1	79.8%

During fiscal 2008, revenues increased by $307.1 million, or 79.8%, compared to fiscal 2007. The increase is primarily due to the Inter-Tel Acquisition and the inclusion of 8 1/2 months of Inter-Tel revenues.

As a result of the Inter-Tel Acquisition and its regional impact, revenues in the U.S. increased by $248.2 million, and accounted for 59.2% of our total revenues in fiscal 2008, as compared to 42.0% of our total revenues in fiscal 2007. The increase was partially offset by the impact of adopting Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”) on Inter-Tel’s sales of lease-type transactions post-Inter-Tel Acquisition. The following table sets forth the impact of the adoption of SOP 97-2 on revenues in the U.S.:

	Fiscal			Fiscal
	2007	2008	Change	2007	2008	Change
	Pre-Adoption of SOP 97-			Post-Adoption of SOP 97-
	2 on Sales Lease			2 on Sales Lease
	Transactions			Transactions

Revenues — U.S.	$161.6	$373.9	$212.3	$161.6	$359.9	$198.3

Excluding Inter-Tel (and its subsidiaries) revenues for the 8 1/2 month period post-Inter-Tel Acquisition, revenues in the U.S. declined by $16.7 million, or 10%, over fiscal 2007 partially as a result of unfavorable economic and market conditions in the U.S. The region also experienced an additional one-time decline in U.S. revenues since we exited a two-tier distribution model in the third quarter of fiscal 2008. The exit of two-tier distribution was completed by the end of fiscal 2008, and we do not anticipate further impact on future revenue levels.

Consistent with prior years, we continue to experience growth in revenues across all of the other geographical segments, with the most significant growth, in absolute dollars, coming from EMEA.

Revenue growth in EMEA was partially helped by the Inter-Tel Acquisition and the inclusion of its international operations in the United Kingdom. However, even without including the impact of the Inter-Tel Acquisition, revenues in EMEA grew by $19.8 million, or 12.2%, over fiscal 2007 as a result of increased product sales in the United Kingdom and continental Europe. Revenue growth in the region has been partially mitigated by a year-over-year decline in the region’s service business resulting primarily from a decline in both maintenance and support and managed service revenues.

Revenue growth in the Canada and CALA segment is primarily attributable to increased product sales through channel partners and our direct sales offices in Canada.

Gross Margin:

The following table sets forth gross margin, both in dollars and as a percentage of revenues, for the fiscal years indicated:

	Fiscal
	2007	2008
	Amount	Amount
	(In millions, except percentages)

Telecommunications
Revenues	$384.9	$642.1
Gross Margin	159.8	304.7
Gross Margin %	41.5%	47.5%
Network Services
Revenues	$—	$49.9
Gross Margin	—	19.4
Gross Margin %	—%	38.9%
Total
Revenues	$384.9	$692.0
Gross Margin	159.8	324.1
Gross Margin %	41.5%	46.8%

Gross margin, in absolute dollars, more than doubled in fiscal 2008, as a result of the Inter-Tel Acquisition, representing 46.8% of revenues, compared to 41.5% in fiscal 2007.

Gross margin percentage on telecommunication revenues alone increased by 6.0% from fiscal 2007 to fiscal 2008, primarily as a result of:

•	operational synergies achieved from the Inter-Tel Acquisition, specifically freight and distribution cost savings resulting from the move of our U.S. warehousing and distribution to Tempe, Arizona, negotiated cost reductions with vendors, and lower technician costs; and

•	improved mix of software applications revenues compared to hardware revenues, as software applications typically generate higher margins than either communication platforms and desktop appliances or other product revenues.

The increase in gross margin percentage was partially offset by lower margins on sales of local, long distance and network services. Network services represents a new revenue stream for us following the Inter-Tel Acquisition, and typically generates lower gross margins as compared to sales of software and systems.

Operating Expenses

Research and Development:

R&D expenses increased in absolute dollars by $20.9 million year-over-year as a result of the Inter-Tel Acquisition, but decreased as a percentage of revenues from 10.8% in fiscal 2007 to 9.0% in fiscal 2008. The reduction as a percentage of revenue is mostly attributed to relatively lower research and development spending levels in Inter-Tel’s business prior to the Inter-Tel Acquisition. Excluding the impact of the Inter-Tel Acquisition, R&D expenses decreased by only 0.3% from 10.8% in fiscal 2007 to 10.5% in fiscal 2008. The decrease is the result of restructuring actions taken during fiscal 2008 to align our operating expense model with current revenue levels.

Historically, we have invested between 17% and 11% of revenues on R&D from fiscal 2002 through fiscal 2007, consistent with an aggressive research and development investment strategy that has positioned us with a broad range of feature-rich, scalable, standards-based and interoperable IP-based communication solutions.

Selling, General and Administrative:

SG&A expenses increased from 32.0% of total revenues in fiscal 2007 to 35.5% in fiscal 2008, with spending in absolute dollars growing by $123.1 million year-over-year. The increase in absolute dollars is primarily due to the inclusion of 8 1/2 months of operations for Inter-Tel (and its subsidiaries). The increase as a percentage of revenues is due to the inclusion of significant non-cash charges, including $17.0 million for the amortization of purchased intangible assets of Inter-Tel (and its subsidiaries), such as customer relationships, developed technology and trade name, and $1.4 million of incremental compensation expense associated with employee stock option grants. Excluding the impact of these significant non-cash charges, SG&A as a percentage of revenues was 32.9% in fiscal 2008 as compared to 32.0% in fiscal 2007.

Special Charges, Integration and Inter-Tel Acquisition-Related Expenses:

During the year ended April 30, 2008, we recorded net special restructuring charges of $8.6 million related to further cost reduction measures taken to align our operating expense model with current revenue levels. The net restructuring charges included workforce reduction costs of $4.3 million for employee severance and benefits and associated legal costs incurred in the termination of 74 employees throughout the world. In addition, special charges included $0.9 million of accreted interest related to lease termination obligations and $3.4 million in non-cancelable lease costs relating to various sales office closures in the U.S.

In fiscal 2008, we also recorded charges to operations of $7.4 million for Inter-Tel Acquisition-related integration costs. These charges primarily include outside legal and consulting fees and other incremental costs directly related to integrating the two companies.

During the year ended April 30, 2007, we recorded special restructuring charges of $9.3 million related to cost reduction measures. The net restructuring charges included workforce reduction costs of $8.9 million for employee severance and benefits and associated legal costs incurred in the termination of 129 employees throughout the world. In addition, special charges included $0.4 million of accreted interest costs associated with excess facilities obligations and $0.2 million in non-cancelable lease costs relating to various sales office closures in the U.S.

Litigation Settlement:

On March 19, 2007 we reached a settlement agreement with one of our competitors to settle certain patent infringement complaints made by the competitor against us, as well as patent infringement complaints made by us against the competitor, outside of court. Under the terms of the settlement agreement, the competitor agreed to release us from all past infringements and also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $16.3 million was recorded during fiscal 2007. The litigation settlement amount was comprised of $14.8 million, representing the present value of $19.7 million payable over a five-year period and discounted using an interest rate of 12%, plus $1.5 million in legal costs. We did not incur any further litigation settlement charges in fiscal 2008.

Initial Public Offering Costs:

On May 9, 2006, we initiated an initial public offering by filing a registration statement on Form F-1 under the Securities Act of 1933 to sell common shares in the U.S. and a preliminary prospectus with Canadian securities regulators to sell common shares in Canada. In fiscal 2006 and fiscal 2007, we incurred $3.3 million in costs associated with the initial public offering.

Upon completion of the Inter-Tel Acquisition, we withdrew from the initial public offering process in both the U.S. and Canada and as a result, expensed all costs incurred associated with the initial public offering in fiscal 2007. No additional costs were incurred or written-off in fiscal 2008.

Loss (Gain) on Sale of Manufacturing Operations:

On August 31, 2001, we outsourced our manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of $5.4 million and promissory notes payable of $0.4 million. The transaction resulted in a loss on disposal of $1.5 million recorded in fiscal 2002, representing the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration. This loss contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. Subsequent to fiscal 2002, it became evident that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, would no longer be realized and as such we have made adjustments to our estimate in each fiscal year subsequent to fiscal 2002.

In fiscal 2007, the future estimated operating cost estimates for the premises were re-evaluated with the result being a reversal of $1.0 million of the loss on disposal previously recognized. In fiscal 2008, we recorded an additional $1.0 million against our lease termination obligation estimates as a result of unfavourable changes in certain timing and market rate assumptions whereby we reduced our sublease income estimate relating to the disposal of manufacturing operations.

In-process Research and Development:

In fiscal 2008, we recorded charges totaling $5.0 million for in-process R&D acquired as part of the Inter-Tel Acquisition. The acquired R&D related to 8 projects associated primarily with enhancements and upgrades to the Inter-Tel 5000 (now known as the Mitel 5000 CP) and Inter-Tel Axxess product lines. The amount allocated to purchase in-process R&D was determined by management using the income valuation approach, and was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed for these 8 in-process research and development projects as of the acquisition date.

Interest Expense:

Interest expense was $34.7 million in fiscal 2008 compared to $9.1 million in fiscal 2007. The increase is consistent with the overall increase in debt levels, as we borrowed a total of $430.0 million through two credit agreements all bearing interest based on LIBOR, to finance a portion of the Inter-Tel Acquisition. As part of the same transaction, we repurchased the $55.0 million of Convertible Notes, also bearing interest based on LIBOR. The increase was tempered by lower borrowing costs in fiscal 2008 compared to fiscal 2007.

Debt and Warrant Retirement Costs:

On August 16, 2007, in connection with the Inter-Tel Acquisition, we repaid the Convertible Notes with $66.0 million of cash plus accrued interest of $1.7 million, and amended the terms of the 16.5 million warrants previously issued to the noteholders. The retirement of the convertible notes and the modification of the warrants resulted in a combined loss of $20.8 million, of which $15.3 million related to the convertible notes carrying value, $2.7 million to writing off the unamortized deferred debt issue costs and $2.8 million to reflect the modification of warrants.

Mark-to-Market Adjustment on Derivatives:

The holders of the Class 1 Preferred Shares have the right to redeem the preferred shares and receive cash equal to the value of the Common Shares into which the instrument would convert after 7 years. This feature qualifies as a derivative liability under generally accepted accounting principles, and therefore must be accounted for separately and marked to market at the end of each reporting period. In fiscal 2008, we recorded a non-cash gain of $6.0 million representing the mark to market adjustment on the derivative liability embedded in the Class 1 Preferred Shares.

A similar embedded derivative instrument had been identified within the Series A Preferred Shares and the Series B Preferred Shares which we settled in connection with the Inter-Tel Acquisition. The holders of the Series A Preferred Shares and the Series B Preferred Shares had the right to redeem the preferred shares for cash at an amount equal to the original issue price of C$1.00 per preferred share multiplied by the number of preferred shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the preferred shares are convertible. As a portion of the redemption price of the preferred shares was indexed to our common share price, an embedded derivative was accounted for separately and marked to market throughout the period to redemption. In fiscal 2008, we recorded a non-cash expense of $2.7 million representing the mark to market adjustment on the derivative liability for the 3 1/2 months prior to the acquisition date. Upon redemption, the fair value of the derivative liability was reversed from the balance sheet and recorded as a gain in the amount of $70.0 million, of which $58.6 million was recorded to the consolidated statement of operations and $11.4 was charged to accumulated deficit.

The following table summarizes the gains and losses recorded in fiscal 2008 relating to the derivative liability:

	Derivative Liability
	Series A and	Class 1
	Series B	Preferred
	Preferred Shares	Shares	Total
	(In millions)

Mark to market gain (loss)	$(2.7)	$6.0	$3.3
Reversal of derivative liability	58.6	—	58.6

Mark to market adjustment on derivatives	$55.9	$6.0	$61.9

In fiscal 2007, we recorded a non-cash gain of $8.6 million, representing the mark-to-market adjustment on the derivative embedded in the Series A Preferred Shares and the Series B Preferred Shares.

Other (Income) Expense, Net:

Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses, interest income and amortization of the deferred gain on sale of the United Kingdom land and building in fiscal 2006. Other income, on a net basis, amounted to $1.6 million in fiscal 2008 compared to $0.6 million during fiscal 2007. The income recorded in fiscal 2008 is primarily attributable to transactional foreign currency gains of $0.6 million, as compared to losses of $0.3 million in fiscal 2007, and interest income of $0.8 million, as compared to $0.3 million in fiscal 2007. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and inter-company balances.

Provision for Income Taxes:

We recorded a net income tax benefit of $12.3 million for fiscal 2008 compared to income tax expense of $1.8 million for fiscal 2007. The net income tax benefit for fiscal 2008 reflects a current tax benefit of $0.9 million and a deferred tax benefit of $11.4 million resulting from differences in accounting and tax treatment pertaining to revenue recognition, the leasing portfolio, and other accruals. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that, some portion or none of the deferred tax assets will be realized. During fiscal 2007, the assessment in 2006 that certain deferred tax assets relating to our operations were more likely than not to be realized was reversed.

Net Income (Loss):

We have reported net income of $13.2 million as compared to a loss of $35.0 million in fiscal 2007. The increase of $48.2 million is primarily driven by the following:

•	Income from operations of $5.3 million, excluding the impact of certain Acquisition-related costs in fiscal 2008 such as $7.4 of integration and merger-related costs and $5.0 million for in-process research and developments costs. This is compared to an operating loss of $17.0 million in fiscal 2007 excluding the impact of the one-time litigation settlement cost incurred in that year.

•	Gain of $61.9 million resulting from the fair value adjustments on our embedded derivatives

•	Deferred tax benefit of $12.3 million

These increases in operating and net income were partially offset by $17.0 million of amortization expense relating to acquired intangibles, $8.6 million of restructuring costs, $20.8 million of debt and warrant retirement costs and increased interest expense to service the debt issued in connection with the Inter-Tel Acquisition.

Fiscal 2007 as compared to Fiscal 2006

The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2007 and 2006:

	Fiscal
	2006		2007
		% of		% of	2007 Change
	Amounts	Revenues	Amounts	Revenues	Amount	%
	(In millions, except percentages)

Revenues	$387.1	100.0%	$384.9	100.0%	$(2.2)	(0.6)%
Cost of revenues	225.7	58.3%	225.1	58.5%	(0.6)	(0.3)%

Gross margin	161.4	41.7%	159.8	41.5%	(1.6)	(1.0)%
Research and development	44.1	11.4%	41.7	10.8%	(2.4)	(5.4)%
Selling, general and administrative	120.7	31.1%	123.5	32.0%	2.8	2.3%
Special charges(1)	5.7	1.5%	9.3	2.4%	3.6	63.2%
Litigation settlement	—	0.0%	16.3	4.2%	16.3	*
Initial public offering costs	—	0.0%	3.3	0.9%	3.3	*
Loss (gain) on sale of manufacturing operations	(0.9)	(0.2)%	(1.0)	(0.3)%	(0.1)	*
Gain on sale of assets	(1.5)	(0.4)%	—	0.0%	1.5	*

Operating loss	(6.7)	(1.7)%	(33.3)	(8.7)%	(26.6)	*
Interest expense	7.6	2.0%	9.1	2.4%	1.5	19.7%
Mark-to-market adjustment on derivatives	32.6	8.4%	(8.6)	(2.2)%	(41.2)	*
Other (income) expense, net	(0.4)	(0.1)%	(0.6)	(0.2)%	(0.2)	*
Income tax (recovery) expense	(1.9)	(0.5)%	1.8	0.5%	3.7	*

Net loss	$(44.6)	(11.5)%	$(35.0)	(9.1)%	$9.6	(21.5)%

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities and other loss accruals undertaken to improve our operational efficiency and realign our business.

Revenues:

Geographic Segment Revenues:

Our reportable segments are represented by the following four geographic sales regions:

•	the U.S.;

•	Europe, Middle East & Africa (EMEA);

•	Canada and Caribbean & Latin America (CALA); and

•	Asia Pacific.

These reportable segments were determined in accordance with how our management views and evaluates our business. The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2006		2007
		% of		% of	2007 Change
	Revenues	Revenues	Revenues	Revenues	Amount	%
	(In millions, except percentages)

U.S.	$178.5	46.1%	$161.6	42.0%	$(16.9)	(9.5)%
EMEA	156.3	40.4%	162.4	42.2%	6.1	3.9%
Canada and CALA	43.6	11.3%	49.4	12.8%	5.8	13.3%
Asia Pacific	8.7	2.2%	11.5	3.0%	2.8	32.2%

	$387.1	100.0%	$384.9	100.0%	$(2.2)	(0.6)%

During fiscal 2007, revenues declined by $2.2 million, or 0.6%, compared to fiscal 2006.

Revenue in the U.S. declined by $16.9 million, or 9.5%, as compared to fiscal 2006. The decline in revenue was primarily attributable to decreased product sales through both the region’s channel partners and direct sales offices. In addition, the region experienced a decline in its service revenue primarily due to decreased installation services that are directly associated with the decline in product sales through our direct sales offices.

Despite the revenue decrease in the U.S., we experienced revenue growth for the fiscal year ended April 30, 2007 across all of the other geographical segments, with the most significant growth, in absolute dollars, coming from EMEA, Canada and CALA.

Revenue growth in EMEA was primarily attributable to increased product sales through the region’s channel partners, specifically in the United Kingdom and continental Europe. However, revenue growth in the region was partially offset by a year-over-year decline in the region’s service business resulting primarily from a decline in both maintenance and support and managed service revenues.

Revenue growth in the Canada and CALA segment was primarily attributable to increased product sales through channel partners and our direct sales offices in Canada.

Gross Margin:

Gross margin declined to 41.5% of revenues for fiscal 2007 compared to 41.7% for fiscal 2006.

The decrease in margin is primarily due to:

•	a 1.1% decline as a result of an individual project which incurred a loss due primarily to the sale of original equipment manufacturers products that were re-sold at a negative margin.

•	a 0.8% improvement as a result of (i) an improved mix of software applications revenues as a total of product revenues as software applications typically generate higher margins than either communication platforms and desktop appliances or other product revenues; and (ii) cost reductions on communications platforms and desktop appliances resulting from product re-design efforts and improved costs from electronic contract manufacturers; and

•	a 0.3% decline as a result of temporary pricing promotions on certain IP desktop appliances in fiscal 2007. Similar promotions were not run during fiscal 2006.

•	Slight improvement in service margins due primarily to the change in mix of service revenues, as total service revenues contained a lower proportion of relatively lower margin installation services revenue in fiscal 2007 compared to fiscal 2006.

Operating Expenses

Research and Development:

R&D expenses decreased from 11.4% of total revenues in fiscal 2006 to 10.8% in fiscal 2007, with spending in absolute dollars declining by $2.4 million year-over-year. The reduction in both absolute dollars and as a percentage of revenue is attributed to restructuring actions taken during fiscal 2007 to align our operating expense model with current revenue levels.

Selling, General and Administrative:

SG&A expenses increased from 31.1% of total revenues in fiscal 2006 to 32.0% in fiscal 2007, with spending in absolute dollars growing by $2.8 million year-over-year. The increase in both absolute dollars and as a percentage of revenues is due primarily to strategic investments in various sales initiatives in regions outside of the U.S. In addition, in fiscal 2007 we incurred $0.3 million in incremental compensation expense associated with employee stock option grants.

Special Charges:

During the year ended April 30, 2007, we recorded net special restructuring charges of $9.3 million related to further cost reduction measures taken to align our operating expense model with current revenue levels net of reversals of prior year’s charges of $0.2 million resulting from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.9 million for employee severance and benefits and associated legal costs incurred in the termination of 129 employees throughout the world. In addition, special charges included $0.4 million of accreted interest costs associated with excess facilities obligations and $0.2 million in non-cancelable lease costs relating to various sales office closures in the U.S.

During fiscal 2006, we recorded special restructuring charges of $5.7 million related to further cost reduction measures taken to align our operating expense model with current revenue levels, net of reversals of prior year’s charges of $0.8 million resulting primarily from adjustments to original least termination obligations for excess space in Canada and the United Kingdom. The net restructuring charges included workforce reduction costs of $5.7 million relating to employee severance and benefits and associated legal costs incurred in the termination of 84 employees throughout the world. In addition, special charges included $0.8 million of accreted interest costs associated with excess facilities obligations.

Litigation Settlement:

On June 23, 2006, one of our competitors filed a complaint in the U.S. District Court for the Eastern District of Virginia alleging that we infringed on certain of its patents and requested damages. On September 8, 2006 we filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing upon certain of our patents and also requested damages.

On March 19, 2007 an agreement was reached to settle all litigation claims outside of court. Under the terms of the settlement agreement, the competitor agreed to release us from all past infringements and the parties also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $16.3 million was recorded during fiscal 2007. The litigation settlement amount was comprised of $14.8 million, representing the present value of $19.7 million payable over a five-year period and discounted using an interest rate of 12%, plus $1.5 million in legal costs.

Initial Public Offering Costs:

On May 9, 2006, we initiated an initial public offering by filing a registration statement on Form F-1 under the Securities Act of 1933 to sell common shares in the U.S. and a preliminary prospectus with Canadian securities regulators to sell common shares in Canada. In fiscal 2006 and fiscal 2007, we incurred $3.3 million in costs associated with the initial public offering.

We expensed all costs incurred associated with the initial pubic offering in fiscal 2007 to reflect the Company’s intention to withdraw from the initial public offering process upon completion of the Inter-Tel Acquisition.

Costs incurred in fiscal 2006, totaling $1.6 million, associated with the initial public offering were deferred on our balance sheet as at April 30, 2006.

Loss (Gain) on Sale of Manufacturing Operations:

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

In fiscal 2006 and fiscal 2007, the future estimated operating cost estimates for the premises were re-evaluated with the result being a reversal of $0.9 million and $1.0 million, respectively, of the loss on disposal previously recognized. This reversal was shown as a gain on sale of manufacturing operations in both fiscal 2006 and fiscal 2007.

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

Mark-to-Market Adjustment on Derivatives:

In April 2004, we issued preferred shares (the Series A Preferred Shares and the Series B Preferred Shares respectively). At any date after five years from the original issuance date, or any date prior to a partial sale event (as defined in the terms of the preferred shares) other than a public offering, the holders of these preferred shares have a right to require us to redeem the preferred shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share multiplied by the number of preferred shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the Common Shares into which the preferred shares are convertible. As a portion of the redemption price of the preferred shares is indexed to our common share price, an embedded derivative exists which must be accounted for separately under generally accepted accounting principles.

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

Other (Income) Expense, Net:

Other income, on a net basis, amounted to $0.6 million in fiscal 2007 compared to $0.4 million during fiscal 2006. The income recorded in fiscal 2007 was primarily attributable to transactional foreign currency losses of $0.3 million, interest income of $0.3 million and $0.6 million of amortization associated with the deferred gain on sale of assets. In comparison, other income in Fiscal 2006 was comprised of interest income of $0.7 million, $0.3 million of amortization of the deferred gain on sale of assets and transactional foreign currency losses of $0.6 million. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and inter-company balances.

Provision for Income Taxes:

We recorded net income tax expense of $1.8 million for fiscal 2007 compared to income tax recoveries of $1.9 million for fiscal 2006. The net income tax expense for fiscal 2007 reflects a current tax recovery of $0.2 million offset by a deferred tax expense of $2.0 million resulting from the reversal of deferred tax recoveries relating to our U.S. operations that were originally recorded in fiscal 2006. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2006, we determined that certain deferred tax assets relating to our operations were more likely than not to be realized and as a result recorded a deferred tax asset of $2.8 million. In fiscal 2007, this assessment could no longer be supported as there was uncertainty surrounding our future profitability. Accordingly, the $2.0 million balance that remained unrealized was written off.

Critical Accounting Policies

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and assumptions about future events that can have a material impact on the amounts reported in our consolidated financial statements and accompanying notes. The determination of estimates requires the use of assumptions and the exercise of judgment and as such actual results could differ from those estimated. Our significant accounting policies are described in Note 2 of our audited consolidated financial statements included elsewhere in this memorandum. The following critical accounting policies are those that we believe require a high level of subjectivity and judgment and have a material impact on our financial condition and operating performance: revenue recognition, allowance for doubtful accounts, provisions for inventory, provisions for product warranties, long-lived asset depreciation, goodwill valuation, special charges, contingencies, deferred taxes, pension and post-retirement benefits, and derivative instruments.

Revenue Recognition:

For products sold through our network of wholesale distributors, solution providers, system integrators, authorized channel partners, and other technology providers, arrangements usually involve multiple elements, including post-contract technical support and training. We also sell products and installation and related maintenance and support services directly to customers. Due to the complexity of our sales agreements, judgment is routinely applied principally in the areas of customer acceptance, product returns, unbundling of multiple element arrangements, and collectibility.

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

The provision for estimated sales returns is recorded as a reduction of revenues at the time of revenue recognition. If our estimate of sales returns is too low, additional charges will be incurred in future periods and these additional charges could have a material adverse effect on our results of operations. As a percentage of annual revenues the provision for sales returns was 0.6% at April 30, 2008 compared to 0.9% at April 30, 2007.

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

Sales Leases:

In a transaction containing a sales-type lease, hardware revenues are recognized at the present value of the payments allocated to the hardware lease element at the time of system sale. Revenues from software, including applications, upgrades, software support, and embedded software, are deferred and recognized over the period of support. Revenues from sales-type leases are allocated between hardware and software elements on a relative fair value basis. The application of the relative fair value allocation method is based on management’s best estimate of relative fair values and requires the use of professional judgment in obtaining evidence of fair value for the various elements.

The costs of systems installed under these sales-leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales. Furthermore, when the initial term of the lease is concluded, customers have the option to renew the lease at a payment and term less than the original lease. We establish and maintain reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the year represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of “Net investments in Sales-Leases” on the balance sheet, or included in long-term liabilities on our balance sheet for off-balance sheet leases.

Our total reserve for losses related to the entire lease portfolio, including amounts classified as accounts receivable on our balance sheet was 6.5% at April 30, 2008. The reserve is based on a review of Inter-Tel’s write-off experience prior to the Inter-Tel Acquisition and accounts receivable agings at April 30, 2008. We believe our reserves are adequate to cover write-offs. Should, however, the financial condition of our customers deteriorate in the future, additional reserves in amounts that could be material to the financial statements could be required.

Allowance for Doubtful Accounts:

Our allowance for doubtful accounts is based on our assessment of the collectibility of customer accounts. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our accounts receivable and the current credit worthiness of our customers and an analysis of historical bad debts and other adjustments. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimate of the recoverability of amounts due could be adversely affected. We revisit our allowance for doubtful accounts on a quarterly basis and adjust the estimate to reflect actuals and change in expectations. As of April 30, 2007 and April 30, 2008, the provision represented 3% and 9% of gross receivables, respectively. The increase reflects poor market conditions in the U.S. and higher reserves on receivables from customers in that region.

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

Warranty Provision:

We accrue warranty costs, as part of cost of revenues, based on expected material and labour support costs. The cost to service the warranty is estimated on the date of sale based upon historical trends in the volume of product returns within a warranty period and the cost to repair or replace the equipment. If we experience an increase in warranty claims that is higher than our past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected. The warranty provision increased from $1.8 million at April 30, 2007 to $2.4 million at April 30, 2008. The Inter-Tel Acquisition accounted for 1.0 million of the increase and was partially offset by a decline of 0.4 million in our provision (without taking the Inter-Tel Acquisition into account). The decrease reflects a decline in warranty costs due to improved product quality and lower repair costs negotiated with vendors. The following table provides a continuity of the warranty provision over the past three years.

	April 24,	April 30,	April 30,
	2006	2007	2008

Balance, beginning of period	$2.6	$2.0	$1.8
Warranty costs incurred	(1.8)	(1.2)	(1.7)
Warranties issued	1.0	1.1	1.6
Other	0.2	(0.1)	0.7

Balance, end of period	$2.0	$1.8	$2.4

Accounting for Business Combinations:

We account for business combinations in accordance with SFAS 141 Business Combinations, where the deemed purchase price is allocated to the underlying tangible and identifiable assets and liabilities acquired based upon their respective fair values on the acquisition date and are subject to change during the following twelve month period. Any such changes would impact the amount we have recorded as goodwill.

In determining the fair values of assets acquired and liabilities assumed, we were required to make significant estimates and assumptions, including projections of future events and operating performance. We allocated $180.8 million to intangible assets (including customer relationships, developed technology and trade name) based on management’s best estimate. These intangible assets are being amortized over their weighted-average estimated useful lives of 8 years, 8 years and 2 years, respectively. In addition, the Company allocated $5.0 million to in-process research and development, which was expensed during the year ended April 30, 2008.

Long-Lived Assets:

We have recorded property, plant and equipment and intangible assets at cost less accumulated amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In response to changes in industry and market conditions, we may strategically realign our resources and consider restructuring, disposing of or exiting businesses, which could result in an impairment charge. We have not recorded any impairment charges in fiscal 2007 or fiscal 2008 and do not expect any significant future charges based on current information.

Goodwill:

We assess goodwill for impairment on an annual basis or more frequently if circumstances warrant, as required by FASB Statement No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). An impairment charge is recorded if the implied fair value of goodwill of a reporting unit is less than the book value of goodwill for that unit. We have four geographic units that have assigned goodwill of $420.9 million as of April 30, 2008, $414.3 million of which arose from the Inter-Tel Acquisition. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, our methodology for estimating the fair value of each reporting unit primarily considers estimated future revenues and cash flows for those reporting units along with many other assumptions. Future revenue estimates inherently involve a significant amount of judgment, and significant movements in revenues or changes in the assumptions used may result in fluctuations in the value of goodwill that is supported. The result of the most recent annual impairment test suggests that the assumptions would need to change significantly in order for an impairment to occur. There have been no goodwill write-downs since the adoption of SFAS 142.

Special Charges:

We record restructuring, exit and other loss accruals when the liability has been incurred. We reassess the accruals on a regular basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change. Additional accruals for fiscal 2007 and fiscal 2008 resulted from new restructuring activities and severance costs, including restructuring costs incurred in connection with the Inter-Tel Acquisition. No additions or reversals were made in fiscal 2008 as a result of changes in estimates.

Lease Termination Obligations:

Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable. Because certain real estate lease obligations extend through fiscal 2011, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, many variables were considered such as the vacancy rates of commercial real estate in local markets and the market rate for sublease rentals. Because we are required to project sublease income for many years into the future, estimates and assumptions regarding the commercial real estate market that were used to calculate future sublease income may be different from actual sublease income. During the twelve months ended April 30, 2008 we increased the provision by $2.9 million as a result of vacating leased premises in the U.S. that became redundant after the Inter-Tel Acquisition. We also recorded an additional $1.0 million against our lease termination obligation estimates as a result of changes in certain timing and market rate assumptions relating to the disposal of manufacturing operations.

As of April 30, 2008, the combined balance relating to lease termination obligations was $7.0 million as compared to $5.8 million at April 30, 2007. This estimate will change as a result of actual results, the passage of time and changes in assumptions regarding vacancy, market rate, and operating costs.

Deferred Taxes:

We have significant net deferred tax assets resulting from operating loss carryforwards; tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. We assess the likelihood that our deferred tax assets will be recovered from our ability to generate sufficient future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded. We have incurred significant operating losses since our incorporation in 2001. We believe there is no assurance that we will be able to achieve profitability in some jurisdictions, or that, if achieved, such profitability can be sustained. Accordingly, based on our current circumstances and uncertainty regarding the future utilization of net deferred tax assets on certain U.S. entities and non-U.S. jurisdictions relating to most areas of the business, a $121.9 million valuation allowance has been recorded against our $149.3 million net deferred tax assets. At April 30, 2007, we believed our net operating losses were no longer recoverable so a valuation allowance had been recorded against the entire $97.6 million net deferred tax assets.

Numerous taxing authorities in the jurisdictions in which we do business are increasing their scrutiny of various tax positions taken by businesses. We believe that we maintain adequate tax reserves to offset the potential tax liabilities that may arise upon audit in these jurisdictions. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such amounts ultimately prove to be less than the ultimate assessment, a future charge to expense would result.

Pension Costs:

We currently maintain a defined benefit pension plan for a number of our past and present employees in the United Kingdom. The plan was closed to new employees in June 2001. Our defined benefit pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to the actuaries, including discount rates, expected return on plan assets and rate of compensation increases. In estimating the rates and returns, we consider current market conditions and anticipate how these will affect discount rates, expected returns and rates of compensation increases. Material changes in our pension benefit costs may occur in the future as a result of changes to these assumptions or from fluctuations in our related headcount or market conditions.

During fiscal 2008 the pension liability recorded on our balance sheet increased from $50.5 million to $76.4 million due to an increase in the projected benefit obligation. This increase in the projected benefit obligation is largely attributable to changes in valuation assumptions in fiscal 2008, in particular increases in inflation rates and mortality rates partially off set by increase in the discount rate used to present value the future obligation, which produced an unfavorable impact on both the plan’s assets and obligations.

Excluding the effects of foreign currency translations, the pension liability increased by £13.2 million or $25.0 million.

The increase in the benefit obligations is largely attributable to a $17.1 million actuarial loss, as compared to an actuarial gain of $15.5 in fiscal 2007. Actuarial gains or losses arise from assumption changes in the obligations and from the difference between expected and actual return on assets. The following assumptions were used in valuing the liabilities and benefits under the pension plan:

	April 30,	April 30,
	2007	2008

Discount rate	5.50%	5.80%
Compensation increase rate	3.00%	3.50%
Inflation rate	3.00%	3.50%
Average remaining service life of employees	20 years	18 years

Stock Based Compensation:

Effective May 1, 2006, we adopted SFAS 123(R), which requires that we recognize compensation expense for the fair value of stock options granted. In order to determine the options fair value and quantify the expense, SFAS 123(R) requires that we make subjective input assumptions regarding the expected life of the options, expected volatility of the options and other items. Based on the assumptions we made, share based compensation decrease our net income by $1.7 million for the year ended April 30, 2008 as compared to $0.3 million for the year ended April 30, 2007. We expect this expense to increase in future years as additional options are granted. Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.

Derivative Instruments:

Prior to the Inter-Tel Acquisition, and accompanying changes in our capital structure, we had identified the following embedded derivatives:

•	Redemption feature on the convertible, redeemable Series A Preferred Shares and Series B Preferred Shares that is indexed to our Common Share price.

•	Redemption rights upon a “Fundamental Change” on the Convertible Notes (as that term is defined in the Convertible Notes) and the “Make-Whole Premium” (as that term is defined in the Convertible Notes).

These embedded derivatives were originally recorded at fair value, and were subsequently re-measured at the end of each reporting period, with changes in fair value recorded in our consolidated statement of operations. In determining the fair value of the embedded derivative, subjective assumptions were made on (a) discount rates, (b) movements in common share price, (c) likelihood of a Fundamental Change and (d) likelihood of both a Fundamental Change and Make-Whole Premium. Changes in these key assumptions could materially impact the value of the embedded derivative liability and the resulting gain or loss recorded from one period to the next.

Based on the above listed assumptions, the values of the Make-Whole Premium and redemption feature derivatives immediately prior to the Inter-Tel Acquisition were nominal and $70.0 million respectively. The derivative relating to the redeemable preferred shares reflected a discount rate of 17%, a common share fair value of $1.05, and a remaining term of 1.75 years. As described in note 22 to the financial statements for the year ended April 30, 2008, when the Inter-Tel Acquisition was completed and the Series A Preferred Shares and Series B Preferred Shares were retired, the derivative liability on the redeemable Series A Preferred Shares and Series B Preferred Shares reversed resulting in a gain of $58.6 million and a credit to accumulated deficit of $11.4 million for the year ended April 30, 2008.

A similar embedded derivative was identified on the Class 1 Preferred Shares issued in connection with the Inter-Tel Acquisition, since holders have the ability to receive cash equal to the value of shares into which the instrument converts after 7 years. Accordingly, the embedded derivative was recorded at fair value, and marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations. We determined the fair value of the derivative using the lattice-binomial model, and the following assumptions: seven year life, interest rate of 3.00%, volatility of 76.6% and no dividends. In addition to these input assumptions, the value of the derivative is also driven by the common share fair value, which is based on a number of highly subjective qualitative and quantitative assumptions made by management, and management’s assessment of the timing of an initial public offering.

In fiscal 2008, a fair value gain of $6.0 million was recorded as a result of re-measuring the derivative instrument at the date of issuance and at April 30, 2008. The gain was primarily driven by the passage of time.

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

Prior to December 2005, we did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option grant because we believed that our board of directors and management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the underlying

Common Shares at the time of each grant. In December 2005, we decided to proceed with an initial public offering in the U.S. and Canada. As a result, our board of directors and management decided to retain an unrelated valuation firm to calculate the fair value of our Common Shares as at the end of each quarter in fiscal 2006. Although we have not proceeded with an initial public offering, we continued to obtain valuations from an unrelated firm for each quarter end in fiscal 2007 and fiscal 2008.

As permitted by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the valuation firm estimated the fair value of our common equity on a per share basis using a probability weighted analysis of the present value of the returns afforded to our common shareholders. In doing this analysis, the valuation firm considered various scenarios including our continued operation as a private company and an orderly liquidation of our assets. The valuation firm then adjusted the range of probabilities assigned to these scenarios in each quarter as appropriate. In estimating the fair value of the Common Shares on a going-concern basis, the valuation firm determined that given the nature of our operations and the availability of both historic and forecast financial information, estimation of the value of the Common Shares on a per share basis using the market approach methodologies and income approach methodologies was appropriate. The market approach was based on historical valuation multiples of comparable publicly traded companies, and the income approach was based on a discounted cash flow method applied to management’s projections.

Recent Accounting Pronouncements

FIN 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was originally intended to be effective for all companies in fiscal years beginning after December 15, 2006. In February 2008, however, the FASB issued a staff position deferring the effective date for non-public companies until periods beginning after December 15, 2007. We meet the definition of a non-public company as defined in the FSP and are therefore not required to adopt requirements of FIN 48 until fiscal 2009. We are currently assessing the impact of FIN 48 on its consolidated financial statements.

SFAS 157

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued a staff position (FSP) that would defer SFAS 157’s effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 1, 2008. Although we are still evaluating the requirements of SFAS 157, and have not fully determined the impact on the consolidated financial statements, we look to the guidance in SFAS 157 when measuring assets and liabilities that require fair value measurement.

SFAS 159

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes we elect for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 would not impact the accounting for any of our existing financial assets and financial liabilities.

SFAS 141(R)

In December 2007, the FASB issued Statement of Financial Accounting Standards No 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141 and significantly changes the accounting for business combinations. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that (1) acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred; (2) noncontrolling interests (formerly known as “minority interests”) be valued at fair value at the acquisition date; (3) in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; (4) restructuring costs associated with a business combination be expensed subsequent to the acquisition date; and (5) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and earlier adoption is not permitted. As such, the standard did not affect our accounting for the Inter-Tel Acquisition but will need to be applied to any business combinations that are entered into after May 1, 2009.

SFAS 161

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), Disclosures about Derivative Instruments and Hedging Activities. SFAS 161 requires companies to expand their disclosure on derivatives to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives so that users can understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the increased disclosure requirements of SFAS 161 and the impact it will have on our interest rate swap and forward exchange contracts.

FSP APB 14-1

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”, which addresses the accounting for convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. The FSP clarifies that: (1) convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, are not considered debt instruments within the scope of APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, and (2) issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance of the instrument between the liability component and the equity component. The FSP is effective for fiscal years beginning after December 15, 2008 and would need to be applied retrospectively to all past periods presented even if the instrument was extinguished as of the FSP’s effective date. This FSP is not considered applicable to the convertible debentures that were extinguished by cash settlement in fiscal 2008 since there was no conversion prior to settlement, and is not applicable to the redeemable Series A Preferred Shares, Series B Preferred Shares or Class 1 Preferred Shares since all qualify as mezzanine equity and are outside the scope of SFAS 150.

B.	Liquidity and Capital Resources

At April 30, 2008, our liquidity consisted of cash and cash equivalents of $19.5 million and an $18.0 million undrawn balance on the $30.0 million dollar revolving credit facility.

We have incurred significant operating losses since our incorporation in 2001. As a result, we have generated negative cash flows from operations, and had an accumulated deficit of $492.2 million at April 30, 2008. Our primary source of funds has been proceeds from financing activities, primarily through the issuance of equity and debt securities. From inception through April 30, 2008, we have received net proceeds of $933.8 million from these financing activities.

The defined benefit pension plan in place for a number of our past and present employees in the United Kingdom had an unfunded pension liability of $76.4 million as at April 30, 2008. The contributions to fund the benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long term operations of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. We expect our funding requirements for the year ended April 30, 2009 to be $4.0 million. We expect to fund the contributions out of cash flows from operations.

On August 16, 2007, in connection with the Inter-Tel Acquisition, we issued $307.1 million in Class 1 Preferred Shares, received gross proceeds of $300 million from a 7 year First Lien Credit Agreement and proceeds of $130 million from a 8 year Second Lien Credit Agreement. The combined proceeds, along with $195.8 million of Inter-Tel’s cash, was substantially used to consummate the Inter-Tel Acquisition and the Re-Organization Transactions set out in Item 4.A. “Information on Mitel — History and Development of Mitel”. In addition, as part of the Inter-Tel Acquisition, we secured a 5 year, $30 million revolving credit facility of which $18.0 million was utilized as at September 30, 2008.

Our source for cash in the future is expected to come from operations and the $30 million revolving credit facility. Our most significant source of cash from operations is expected to be the collection of accounts receivable from our customers and the sale of future rental payments associated with sales leases which we provide to our customers to finance their purchases under the TotalSolution program. The primary use of cash is expected to include funding operating expenses, working capital, capital expenditures, debt service and other contractual obligations.

At September 30, 2008 our liquidity consisted of cash and cash equivalents of $21.2 million and a $12.0 million undrawn balance on the $30.0 million revolving credit facility. We believe that we will have sufficient liquidity to support our business operations throughout the fiscal year ending April 30, 2009. However, we may be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors: our rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. Additional equity or debt financing may not be available on acceptable terms or at all. In addition, any proceeds from the issuance of equity or debt may be required to be used in whole or in part, to make mandatory payments under our First Lien Credit Agreement and Second Lien Credit Agreements. We believe that our sources of liquidity beyond April 30, 2009 will be our then current cash balances, funds from operations and any borrowings under our revolving credit facility.

Cash Flows

Comparison of fiscal 2008 to fiscal 2007:

Below is a summary of comparative results of cash flows and a more detailed discussion of results for fiscal 2008 and fiscal 2007.

	Fiscal
	2007	2008	Change
	(In millions)

Net cash provided by (used in)
Operating activities	$(12.0)	$(37.8)	$(25.8)
Investing activities	(12.4)	(544.5)	(532.1)
Financing activities	21.5	568.4	546.9
Effect of exchange rate changes on cash and cash equivalents	0.7	(0.1)	(0.8)

Decrease in cash and cash equivalents	$(2.2)	$(14.0)	$(11.8)

Cash and cash equivaents, end of period	$33.5	$19.5	$(14.0)

Cash Used in Operating Activities:

Cash used in operating activities in fiscal 2008 was $37.8 million compared with $12.0 million in fiscal 2007, representing an increase in cash used of $25.8. The increase in use was primarily driven by a $55.2 million decrease in accounts payable and other accrued liabilities, which includes certain costs including certain costs resulting from the Inter-Tel Acquisition, and partially offset by a decrease in operating loss adjusted for non-cash expenses (such as depreciation, amortization, non-cash movements in provisions and fair value adjustments on derivative liabilities).

Cash Provided by (Used in) Investing Activities:

Net cash used for investing activities was $544.5 million in fiscal 2008, compared to $12.4 million in fiscal 2007. The primary use of cash during the period was $534.1 million paid as part of the Inter-Tel Acquisition, (i.e. the $729 million purchase price net of $195.8 of cash acquired in the transaction, plus $12.2 million of costs incurred in connection with the Inter-Tel Acquisition).

Other significant investing activities during the year included:

•	The sale of an office building and surrounding land in Reno, Nevada for cash proceeds of $19.7 million;

•	Capital expenditures of $18.3 million (which includes Inter-Tel capital expenditures for 8.5 months of fiscal 2008); and

•	Decrease in restricted cash of $1.3 million.

In fiscal 2007, we used $7.1 million for capital expenditures and $3.4 million for net foreign exchange losses on our hedging activities.

Cash Provided by (Used in) Financing Activities:

Financing activities generated $568.4 million in cash compared to $21.5 million in fiscal 2007.

Financing activities generating cash in connection with the Inter-Tel Acquisition included:

•	$430.0 million proceeds from debt borrowed from a syndicate of lenders, $300 million of which is under a seven-year term First Lien Credit Agreement, and $130 million of which is under an eight-year Second Lien Credit Agreement;

•	$289.5 million net proceeds raised from the issuance Class 1 Preferred Shares; and

•	$12.0 million increase in bank indebtedness under a five-year revolving credit facility.

Cash used for financing activities in connection the Inter-Tel Acquisition included:

•	$66.0 million paid to extinguish the Convertible Notes;

•	$36.2 million paid in settlement of the Series A Preferred Shares and Series B Preferred Shares;

•	$12.9 million paid in settlement of redeemable Common Shares;

•	$20.0 million paid in settlement of the 2006 Wesley Clover Warrants issued in fiscal 2007; and

•	$12.9 million in financing costs, of which $9.9 million related to the $430.0 million of debt borrowings, and $3.0 million related to the issuance of Class 1 Preferred Shares.

Other significant financing activities in fiscal 2008 included:

•	$11.4 million repayment of long-term debt, including capital lease obligations; and

•	$4.5 million payment of litigation settlement obligations.

The $21.5 million generated in fiscal 2007 was driven by $15.0 million raised upon issuing the 2006 Wesley Clover Warrants and $10.9 million received upon transfer of receivables.

Comparison of fiscal 2007 to fiscal 2006:

Below is a summary of comparative results of cash flows and a more detailed discussion of results for fiscal 2007 and fiscal 2006.

	Fiscal
	2006	2007	Change
	(In millions)

Net cash provided by (used in)
Operating activities	$(2.3)	$(12.0)	$(9.7)
Investing activities	3.7	(12.4)	(16.1)
Financing activities	(11.7)	21.5	33.2
Effect of exchange rate changes on cash and cash equivalents	(0.6)	0.7	1.3

Increase (decrease) in cash and cash equivalents	$(10.9)	$(2.2)	$8.7

Cash and cash equivaents, end of period	$35.7	$33.5	$(2.2)

Cash Used in Operating Activities:

Cash used in operating activities in fiscal 2007 was $12.0 million compared with $2.3 million in fiscal 2006, representing an increase in cash used of $9.7 million. The increased use in cash from operations was primarily driven by a $26.6 million increase in operating loss in fiscal 2007. Included in this loss is a one-time litigation settlement of $16.3 million, $15.3 million of which is non-cash. The cash used to fund the operating loss was partially offset by $2.6 million of cash provided by changes in non-cash operating assets and liabilities.

Cash Provided by (Used in) Investing Activities:

Net cash used for investing activities was $12.4 million in fiscal 2007, compared to $3.7 million of cash generated by investing activities in fiscal 2006.

During fiscal 2007, the company used $7.1 million for capital expenditures and $3.4 million for net foreign exchange losses on our hedging activities. In fiscal 2006, $0.6 million of cash was provided through net foreign exchange gains.

In fiscal 2006, we disposed of our United Kingdom facility and in return received $12.4 million in proceeds that was offset by $8.8 million of capital expenditures and $0.5 million used to increase the restricted cash balance.

Cash Provided by (Used in) Financing Activities:

Financing activities generated $21.5 million in fiscal 2007 in cash compared to the use of $11.7 million in fiscal 2006. Financing activities in fiscal 2007 included:

•	$15.0 million proceeds received upon issuing the 2006 Wesley Clover Warrants;

•	$10.9 million proceeds received upon transfer of receivables; and

•	$1.6 million used to reduce bank indebtedness and to repay certain capital lease obligations.

The $11.7 million used in fiscal 2006 was primarily due to the $9.8 million repayment of the mortgage on our United Kingdom property following its sale in August 2005.

C.	Research and Development, Patents and Licenses, etc.

See Item 5.A. “Operating and Financial Review and Prospects — Operating Results”.

D.	Trend Information

The current crisis in the global macroeconomic environment has caused us to monitor technological and customer trends on a worldwide basis for risks and opportunities. This may impact our ability to maintain our sales to customers which could impact any future financing requirement.

Although based in Canada, we operate in many countries and are therefore involved with multiple currencies and market places. We are always monitoring the continued volatility in the foreign exchange markets. From time to time, we may undertake certain actions in hedging foreign exchange fluctuations but we can not guarantee that these actions will result in a favourable outcome. Furthermore, foreign exchange may impact the price our suppliers pay for raw materials which would impact our ability to sell into those markets and our product pricing.

Given the above uncertainties it is therefore difficult for us to accurately predict how we or the market may perform in the short, medium or long term and the impact that this global economic climate may have on the operating plans of our customers, channel partners and suppliers.

Historically, businesses have used a data network for their data communications and a separate telephony network for their voice communications. These traditional telephony networks are based on circuit-switched technology and use proprietary operating systems. These factors limit the manner in which traditional telephony networks can interoperate with other business applications or integrate with business processes. Traditional telephony networks are relatively expensive to operate and maintain since they require a separate physical network within the business and a separate management system. Conversely, data networks are IP-based. By using IP-based networks for voice communications and associated applications, businesses can now address their voice, video and data requirements using a single “converged” network. As businesses make their IP migration decisions based on the potential for business process improvements, they are also looking for advanced software applications and functionality specific to their particular industry. Vendors of IP-based and unified communications solutions that are able to offer software applications that are tailored to the specific needs of the customer’s industry will benefit from new, typically higher-margin, software revenue streams.

The industry in general continues to be very competitive, however, we believe that our solutions, expanded as a result of the Inter-Tel Acquisition, continue to be attractive to our customers and channel partners and we intend to continue to pursue our R&D, operations and sales and marketing plans. We intend to increase our focus on developing software applications that complement the industry shift to unified communications. Through the Inter-Tel Acquisition we have been able to introduce our combined portfolio to channel partners who previously only sold either Mitel or Inter-Tel products and services and we believe that this has been well received and we intend, where it is appropriate, to continue this activity. We also believe that, in the U.S., our longstanding managed services portfolio, which returns a recurring revenue stream, should give us some protection from the macroeconomic downturn.

The overall IP-based communications market has, in prior years, experienced significant year-on-year growth. In the first two quarters of calendar 2008 the market for business communications reported negative growth in the U.S. and Western Europe and we are uncertain as to how this will affect us in the future.

If IP-based and unified communications does not develop in the way we anticipate in the marketplace and as an alternative replacement option for traditional business telephony systems, our overall revenues and operating results will be adversely affected. The markets for our solutions are competitive and characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, short product life cycles and changing business models.

New competitors that serve the personal and business applications market could, through their significantly larger resources and brand, cause us to be less competitive as the industry migrates towards IP-based unified communications. However, we have engaged in a number of strategic alliances and will continue to pursue strategic alliances with other companies in areas where collaboration can produce industry advancement and acceleration of new markets. We may face increased competition if a third party acquires one or more of our strategic partners or if our competitors enter into additional successful strategic relationships.

Following the acquisition of Inter-Tel, we implemented a plan to consolidate sales, operations and support functions, including optimization of our supply chain and procurement structure, and to leverage our research and development and services across a larger base. These actions have, to date, resulted in cost savings, opportunities for revenue synergies and other synergistic benefits. However, in the future, we may fail to fully realize all the anticipated cost savings, revenue enhancements and other benefits expected from the Inter-Tel Acquisition.

Our forward looking operating plan is based on modest growth assumptions and we believe that we will be able to execute it as planned unless the overall market environment deteriorates at a rate not forecast in our projections.

E.	Off-Balance Sheet Arrangements

We have the following material off balance sheet arrangements as of April 30, 2008:

Letters of Credit:

We had $0.6 million in letters of credit outstanding as of April 30, 2008.

Bid and Performance Related Bonds:

We enter into bid and performance related bonds related to various customer contracts. Potential payments due under these may be related to our performance and/or our channel partners’ performance under the applicable contract. The total maximum potential amount of future payments we could be required to make under bid and performance related bonds, excluding letters of credit, was $5.6 million as of April 30, 2008. Of this amount, the amount relating to guarantees of our channel partners’ performance was $3.6 million as of April 30, 2008. Historically, we have not made any payments and we do not anticipate that we will be required to make any material payments under these types of bonds.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of April 30, 2008:

	Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In millions)

Long-term debt obligations(1)	$655.8	$40.1	$83.0	$41.2	$491.5
Capital lease(2)	3.5	2.1	0.7	0.6	0.1
Operating lease obligations(3)	68.2	17.1	23.6	15.5	12.0
Defined benefit pension plan Contributions(4)	4.0	4.0	—	—	—
Other	14.8	3.7	7.4	3.7	—
Note payable	0.4	0.1	0.1	0.2	—

Total contractual cash obligations	$746.7	$67.1	$114.8	$61.2	$503.6

(1)	Represents the principal balance and interest payments for the first and second lien borrowings. Interest on these liens are based on LIBOR plus 325 basis points, and LIBOR plus 700 basis points for the first and second liens respectively, as described in our consolidated financial statements. For the purposes of estimating the variable interest, LIBOR has been assumed to be 5%.

(2)	Represents the principal and interest payments for capital lease obligations. Interest rates on these loans range from 1.3% to 11.8%, as described in our consolidated financial statements.

(3)	Operating lease obligations exclude payments to be received by us under sublease arrangements.

(4)	Represents the estimated contribution to our defined benefit pension plan in the United Kingdom over the next twelve months. We expect our funding requirements to increase in future years. The amount of the increase will depend upon the time period in which the deficit is amortized. We expect to fund any future increase in the annual contributions out of our expected future cash flows from operations. Liabilities arising from the deficit in our defined benefit pension plan are not included in the above table. As at April 30, 2008, the projected benefit obligation of $198.8 million exceeded the fair value of the plan assets of $122.4 million, resulting in an unfunded status of $76.4 million as recorded in our consolidated balance sheet as of April 30, 2008.

Total contractual obligations do not include contractual obligations recorded on the balance sheet as current liabilities.

Obligations arising from research and development spending commitments under the TPC Agreement (See Item 10.C. “Additional Information — Material Contracts — TPC Agreement”) are not included in the above table. The TPC Agreement, as last amended on October 31, 2006, requires us to invest an aggregate of C$366.5 million worth of research and development over a seven year period commencing on March 31, 2005.

Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements.

Please see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for information concerning certain conversion and redemption rights of those of our shareholders who hold preferred shares, the exercise of which, in certain circumstances, could have a material adverse impact on our cash flow and operations.

Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.C. “Additional Information — Material Contracts,” for further information concerning the conversion rights of the holders of certain warrants convertible or exchangeable into our Common Shares. The exercise of these rights, in certain circumstances, could have a material adverse impact on our cash flow and operations.

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

On August 16, 2007 (as described in Item 10.C. “Additional Information — Material Contracts — 2007 Shareholders Agreement”), we replaced the 2004 Shareholders Agreement by entering into an agreement with Wesley

Clover, PTIC, Dr. Matthews, Celtic Tech Jet Limited (“CTJL”), EdgeStone, Morgan Stanley Investments and Francisco Partners (the “2007 Shareholders Agreement”). Francisco Partners is entitled to nominate four directors to the Board. Benjamin H. Ball, Thomas L. Ludwig and Norman Stout are three of the four nominees of Francisco Partners. David T. ibnAle, who was the fourth nominee of Francisco Partners resigned in March 2008. Francisco Partners has agreed to temporarily waive its nomination of a fourth nominee director. Upon Francisco Partners selecting a fourth nominee, the Board will then be increased to nine members to accommodate its fourth nominee. Dr. Matthews is also entitled to nominate three directors to the Board. Dr. Matthew’s nominees include himself as well as Donald W. Smith and Peter D. Charbonneau. The parties to the 2007 Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the nominees of both Francisco Partners and Dr. Matthews are elected. The parties have agreed to nominate Jean-Paul Cossart as an independent director. Currently, two of the eight members of our board of directors, namely, Peter Charbonneau and Gilbert Palter, are also members of the board of directors of BreconRidge.

The following table sets forth information with respect to our directors and executive officers as of September 30, 2008.

Name and Place of Residence	Age	Position	Principal Occupation

Dr. Terence H. Matthews(1) Ottawa, Ontario, Canada	65	Chairman of the Board	Chairman of the Board of Mitel Chairman of the Board of March Networks
Donald W. Smith Ottawa, Ontario, Canada	60	Chief Executive Officer and Director	Chief Executive Officer of Mitel (“CEO”)
Peter D. Charbonneau(2) Ottawa, Ontario, Canada	55	Lead Director	General Partner of Skypoint Capital Corporation
Benjamin H. Ball San Francisco, CA, US	42	Director	Partner of Francisco Partners LLP
Thomas L. Ludwig San Francisco, CA, US	32	Director	Principal of Francisco Partners LLP
Jean-Paul Cossart Versailles, France	61	Director	Associate Director of Infoteria of France
Gilbert S. Palter Toronto, Ontario, Canada	43	Director	Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P.
Norman Stout Phoenix, Arizona, US	50	Director	Chairman of Hypercom Corporation
Paul A.N. Butcher Ottawa, Ontario, Canada	46	President and Chief Operating Officer	President and Chief Operating Officer of Mitel
Steven E. Spooner Ottawa, Ontario, Canada	50	Chief Financial Officer	Chief Financial Officer of Mitel (“CFO”)
Graham Bevington Chepstow, Wales	48	Vice President and Managing Director, Europe, Middle East and Africa Region	Vice President and Managing Director, Europe, Middle East and Africa Region of Mitel
Richard F. Dell Reno, Nevada, US	48	President, Mitel U.S.	President, Mitel U.S.
Roger K. Fung Hong Kong, China	56	Vice President and Managing Director, Asia-Pacific Region	Vice President and Managing Director, Asia-Pacific Region of Mitel
Douglas W. Michaelides Ottawa, Ontario, Canada	47	Vice President, Global Marketing	Vice President, Global Marketing of Mitel
Ronald G. Wellard Ottawa, Ontario, Canada	50	Executive Vice President, Product Development	Vice President, Product Development of Mitel

(1)	Dr. Matthews routinely invests in and sits as a director on the boards of businesses that are at an early stage of development and that, as a result, involve substantial risks. Dr. Matthews was a director of Ironbridge Networks Corporation, which went into receivership in January 2001 and West End Systems Corporation, which went into receivership in February 1999.

(2)	Mr. Charbonneau was a director of METConnex Inc., which filed a notice of intention to file for bankruptcy protection on September 28, 2006. He resigned from the board in June 2007.

Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.

Dr. Terence H. Matthews is our founder, Chairman, and a shareholder. Dr. Matthews has been involved with us and previously with Mitel Corporation (now Zarlink), for over 18 years. In 1972, he co-founded Mitel Corporation and served as its President until 1985 when British Telecommunications plc bought a controlling interest in the company. In 2001, companies controlled by Dr. Matthews purchased a controlling interest in Mitel Corporation’s communications systems division and the “Mitel” trademarks to form Mitel. Between 1986 and 2000, Dr. Matthews founded Newbridge Networks Corporation and served as its Chief Executive Officer and Chairman. Dr. Matthews is also the founder and Chairman of Wesley Clover Corporation, an investment group with offices in the United Kingdom and Canada with investments in telecommunications, real estate and leisure. In addition, Dr. Matthews is currently Chairman or serves on the board of directors of a number of high technology companies including March Networks Corporation, Bridgewater Systems Inc., CounterPath Solutions Inc., and DragonWave Inc. Dr. Matthews holds an honors degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan and Swansea, and Carleton University in Ottawa. In 1994, he was appointed an Officer of the Order of the British Empire, and in the Queen’s Birthday Honours 2001, he was awarded a Knighthood.

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

Peter D. Charbonneau is a General Partner at Skypoint Capital Corporation, an early-stage technology venture capital firm, a position he has held since January 2001. From June 2000 to December 2000, Mr. Charbonneau was an Executive Vice President of March Networks Corporation. Previously, he spent 13 years at Newbridge Networks Corporation acting in numerous capacities including as Chief Financial Officer, Executive Vice President, President and Chief Operating Officer and Vice Chairman. He also served as a member of Newbridge’s board of directors between 1996 and 2000. Mr. Charbonneau was appointed to our board of directors on February 16, 2001 and currently serves on the board of directors of a number of other technology companies, including BreconRidge, CounterPath Corporation, March Networks Corporation, Teradici Corporation, Trellia Networks Inc. and True Context Corporation. Mr. Charbonneau holds a Bachelor of Science degree from the University of Ottawa and an MBA from University of Western Ontario (London, Ontario, Canada). He has been a member of the Institute of Chartered Accountants of Ontario since 1979 and in June 2003 was elected by the Council as a Fellow of the Institute in recognition of outstanding career achievements and leadership contributions to the community and to the profession. Mr. Charbonneau also holds the ICD.D certification, having completed the Directors’ Education Program of the Institute of Corporate Directors of Canada.

Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel. Mr. Cossart’s experience has spanned carrier, corporate and consumer markets; telephony, data/internet and broadcast services; international development, global sales and marketing. He is also a member of the executive committee of the French chapter of the Institute of Directors, UK. Mr. Cossart was elected to our board of directors on October 23, 2007. Mr. Cossart holds an Electronic Engineering degree from Ecole Supérieure d’Electricité in Paris.

Gilbert S. Palter is the Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P., a Canadian private equity firm. Mr. Palter has held this position since 1999, prior to which he was the founder, Chief Executive Officer and Managing Director of Eladdan Capital Partners, Inc., a private equity fund targeting middle-market Canadian and U.S. companies. Mr. Palter held the position of Vice President at Smith Barney Canada Inc. in 1995 and was Associate Managing Director of Clairvest Group Inc., a TSX-listed private equity fund, from 1993 to 1994. He was appointed to our board of directors on April 23, 2004 and is also a member of the board of directors of a number of companies, including BreconRidge and Eurospec Manufacturing Inc., Stephenson’s Rental Services Inc. and the Continental Group and is Chairman of Specialty Catalog Corp. He is a former Chairman of Hair Club Group Inc., Trimaster Manufacturing Inc., BFI Canada Inc. and Farley Windows Inc. and was previously a director of Xantrex Technology Inc. Mr. Palter holds Bachelor of Computer Science and Economics degrees from the University of Toronto (Ontario, Canada) and an MBA from Harvard Business School.

Benjamin H. Ball is a Founding Partner of Francisco Partners which focuses primarily on investments in the communications and hardware systems sectors. Mr. Ball serves on the board of directors of Data Connection, Electrical Components International, WatchGuard and WebTrends. Prior to founding Francisco Partners in August 1999, Mr. Ball was a Vice President with TA Associates where he led private equity investments in the software, semiconductor and communications segments. Previously, he worked for Genstar Capital LLC, a middle-market LBO firm, where he focused on investments in the semiconductor, capital equipment and communications industries. Earlier in his career, Mr. Ball worked for AEA Investors, a New York-Based private equity firm, and also for the consulting firm of Bain & Company. Mr. Ball holds a Bachelor of Arts degree from Harvard College and an MBA from Stanford Graduate School of Business.

Thomas L. Ludwig is a Principal with Francisco Partners, and serves on the board of directors of Electrical Components International, Foundation 9 Entertainment, Dairyland Healthcare Solutions, and AdvancedMD. Prior to joining Francisco Partners, Mr. Ludwig was a Corporate Development Manager with Microsoft, where he was involved in evaluating and executing acquisitions, joint ventures and investments for the company. Earlier in his career, Mr. Ludwig was an Associate at Francisco Partners and an investment banking analyst with Robertson Stephens & Co. Mr. Ludwig holds a Bachelor of Science in Engineering degree in Civil Engineering from Princeton University and an MBA from Harvard Business School.

Norman Stout is a director of Hypercom Corporation, a public company headquartered in Phoenix, Arizona, and has help that position since April 2003. He is also the Chairman of Hypercom and has held that position since December, 2007. Mr. Stout previously held the position of director and Chief Executive Officer of Inter-Tel (Delaware), Inc. from February 2006 to June 2008. He began his tenure at Inter-Tel in 1994 as a director. Four years later, he joined Inter-Tel as executive vice president, chief administrative officer and president of Inter-Tel Software and Services. Prior to joining Inter-Tel, Mr. Stout was Chief Operating Officer of Oldcastle Architectural Products and since 1996, Mr. Stout also had served as President of Oldcastle Architectural West. Mr. Stout held previous positions as President of Superlite Block; Chief Financial Officer and Chief Executive Officer (successively) of Boorhem-Fields, Inc. of Dallas, Texas; and as a Certified Public Accountant with Coopers & Lybrand. Mr. Stout holds a Bachelor of Business Administration degree in Accounting from Texas A&M and an MBA from the University of Texas.

Paul A.N. Butcher has worked with us and previously with Mitel Corporation (now Zarlink) for over 16 years. Since February 16, 2001, Mr. Butcher has been our President and Chief Operating Officer. He was a member of our board of directors from February 2001 until October 2007. From 1998 until February 2001, he was Senior Vice President and General Manager of Mitel Communication Systems, a division of Mitel Corporation, and from 1997 until 1998, Mr. Butcher was Managing Director for the Europe, Middle East and Africa region of Mitel Corporation where he focused on developing and delivering converged voice and data communications systems and applications for enterprises. Mr. Butcher has considerable international experience, including several European-based assignments as Marketing Director and General Manager of Mitel Communication Systems. Mr. Butcher holds a Hi Tech Diploma from Reading College of Art and Technology (U.K.).

Steven E. Spooner joined us in June 2003 as Chief Financial Officer. Mr. Spooner has more than 24 years of financial, administrative and operational experience with companies in the high technology and telecommunications sectors. Between April 2002 and June 2003, he was an independent management consultant for various technology companies. From February 2000 to March 2002, Mr. Spooner was President and Chief Executive Officer of Stream Intelligent Networks Corp., a competitive access provider and supplier of point-to-point high speed managed bandwidth. From February 1995 to February 2000, Mr. Spooner served as Vice President and Chief Financial Officer of CrossKeys Systems Corporation, a publicly traded company between 1997 and 2001. Prior to that, Mr. Spooner was Vice President Finance and Corporate Controller of SHL Systemhouse Inc., also a publicly traded company. Mr. Spooner held progressively senior financial management responsibilities at Digital Equipment for Canada Ltd. from 1984 to 1990 and at Wang Canada Ltd. from 1990 to 1992. He is a Chartered Accountant (Ontario 1982) and an honours Commerce graduate of Carleton University (Ottawa, Ontario, Canada).

Graham Bevington has been our Vice President and Managing Director of the Europe, Middle East and Africa Region since February 2001. Between January 2000 and February 2001, Mr. Bevington held the same position for Mitel Corporation. From 1997 until December 1999, he was Managing Director at DeTeWe Limited. From 1986 until 1997, Mr. Bevington was Sales Director at Shipton DeTeWe Limited.

Richard F. Dell has been actively involved in the telecommunications industry for more than 20 years, working in several capacities including operations, marketing and sales management. Mr. Dell joined Inter-Tel in 1996 as Eastern U.S. Wholesale Sales Manager. He was promoted to National Sales Manager in 1998 and to Vice President, Major Accounts, in 2001. In 2003, Mr. Dell was named Vice President, Sales for Inter-Tel and assumed his current role of President, Mitel USA in March 2008. Prior to joining Inter-Tel, Mr. Dell spent six years as General Manager for TIE Communications, Inc. of Ohio/Indiana and eight years with Executone of Ohio.

Roger K. Fung joined us in 2002 as Vice President and Managing Director, Asia-Pacific Region. From 2000 until 2002, Mr. Fung was employed by March Networks Corporation in a similar capacity. Prior to this he was a founding member of Newbridge Networks Asia Ltd., where he served as President Asia-Pacific, helping to build the business in Asia-Pacific from 1987 to 2000. He currently serves on the board of directors of several companies, including Mart Asia Ltd., March Networks Asia Pacific Limited, BreconRidge Manufacturing Solutions Asia Ltd. and Vodatel Networks Holding Ltd. Mr. Fung has a Bachelor of Applied Science in Industrial Engineering Degree from the University of Toronto.

Douglas W. Michaelides joined us in January 2006 as Vice President Global Marketing. From October 2003 to December 2005, Mr. Michaelides was Senior Vice President, Marketing at MTS Allstream Inc., one of Canada’s largest business telecommunications service providers. Before that he held various positions over a period of 20 years in sales and marketing at Nortel, culminating in the role of Vice President and General Manager of the global professional services business in 2001. Mr. Michaelides has a Bachelor of Science degree in electrical engineering from the University of Toronto and an MBA from York University (Toronto, Ontario, Canada).

Ronald G. Wellard joined us in December 2003 as Vice President, Research and Development and currently holds the position of Executive Vice President of Product Development. Prior to July 2003, Mr. Wellard was a Vice President at Nortel and notably held the position of Product Development Director for Meridian Norstar from 1994 to 1999. Mr. Wellard has a Bachelor of Applied Science, Systems Design Engineering degree from the University of Waterloo (Ontario, Canada).

B.	Compensation

The following table sets forth a summary of compensation paid during the fiscal year ended April 30, 2008 to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers (the “Named Executive Officers”):

Summary Compensation Table

			Long Term Compensation
			Securities Underlying Options
			and Deferred Share Units
	Annual Compensation			All Other
Name and Principal Position	Salary	Bonus	Granted	Compensation

Donald W. Smith	$735,000	279,199	nil	$11,760	(2)
Chief Executive Officer(1)
Paul A.N. Butcher	$490,000	145,997	nil	$37,240	(3)
President and Chief Operating Officer(1)
Steven E. Spooner	$328,300	$193,204	nil	$11,760	(4)
Chief Financial Officer(1)
Ronald G. Wellard(1)	$256,178	90,058	75,000	$7,840	(5)
Douglas W. Michaelides	$288,120	$53,491	nil	$7,840	(6)
Vice President Global Marketing(1)

(1)	Compensation paid in Canadian dollars, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Bank of New York for fiscal 2008 of C$1.00 = $0.98.

(2)	Mr. Smith’s other compensation is a car allowance of $11,760.

(3)	Mr. Butcher’s other compensation is comprised of a car allowance of $17,640 and a company contribution to our Deferred Share Unit Plan of $19,600.

(4)	Mr. Spooner’s other compensation is a car allowance of $11,760.

(5)	Mr. Wellard’s other compensation is a car allowance of $7,840.

(6)	Mr. Michaelides’ other compensation is a car allowance of $7,840.

The following table sets forth information regarding options for the purchase of Common Shares granted during the fiscal year ended April 30, 2008 to our directors and Named Executive Officers:

					Market Value
	Number of			Exercise	of
	Common		Percent of	Price	Common
	Shares		Total Options	per Common	Shares
	Underlying		Granted to	Share	Underlying
	Options		Employees in	($/Common	Options on	Expiration
Name	Granted(1)		Fiscal Year	Share)(2)	Date of Grant	Date

Donald W. Smith	—		—%	$—	—	—
Paul A.N. Butcher	—		—%	$—	—	—
Steven E. Spooner	—		—%	$—	—	—
Graham Bevington	—		—%	$—	—	—
Richard F. Dell	300,000		3.44%	$1.25	—	23-Oct-12
Roger K. Fung	—		—%	$—	—	—
Douglas W. Michaelides	—		—%	$—	—	—
Ronald G. Wellard	75,000		0.86%	$1.25	—	23-Oct-12
Dr. Terence H. Matthews	20,679		0.24%	$1.14	—	26-July-12
	120,482		1.38%	$1.25	—	23-Oct-12
Peter D. Charbonneau	50,926		0.58%	$1.14	—	26-July-12
	33,132		0.38%	$1.25	—	23-Oct-12
Jean-Paul Cossart	15,060	(3)	0.17%	$1.25	—	23-Oct-12
Benjamin H. Ball	—	(4)	—%	—	—	—
David T. ibnAle	—	(4)	—	—	—	—
Thomas L. Ludwig	—	(4)	—	—	—	—
Norman Stout	500,000	(5)	5.73%	$1.25	—	23-Oct-12
Gilbert S. Palter	—	(6)	—	—	—	—
Guthrie J. Stewart		(6)
Kirk K. Mandy	50,309	(7)	0.58	$1.14	—	26-July-12
	20,783	(7)	0.24	$1.25		23-Oct-12

(1)	The options vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year thereafter.

(2)	Option exercise prices have been set in Canadian dollars but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York on April 30, 2008 of C$1.00 = $0.98.

(3)	Options awarded to Mr. Cossart are held in the name of Scivias s.a.r.l., a company in which Mr. Cossart is the sole shareholder.

(4)	Options to purchase 123,495 Common Shares have been granted to Francisco Partners Management, LLC in connection with Mr. Ball and Mr. Ludwig (and Mr. ibnAle who resigned in March 2008) acting as directors of Mitel.

(5)	Options granted to Mr. Stout were granted in his capacity as an Executive Officer. Mr. Stout is no longer a Named Executive Officer for the Corporation but is on the Board of Directors.

(6)	Options to purchase 109,069 Common Shares have been granted to EdgeStone Capital Equity Fund II Nominee, Inc. in connection with Mr. Palter and Mr. Stewart acting as directors of Mitel. Mr. Stewart ceased to be a director of Mitel in October 2007.

(7)	Mr. Mandy ceased to be a director of Mitel in October 2007.

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

The remuneration for non-employee directors is based on the following:

Annual service on the board of directors (other than the Chair)	C	$25,000
Annual service as the Chair of the board of directors	C	$100,000
Annual service as a member of the audit committee (other than the Chair)	C	$10,000
Annual service as the Chair of the audit committee	C	$15,000
Annual service as a member of other standing committees	C	$7,500
Meeting fees (varies depending on whether in person, by telephone and by committee)	C	$500-2,000

We maintain directors and officers liability insurance in the amount of $20,000,000 for the benefit of our directors and officers. Our premium is $103,700 which covers the period from November 30, 2007 to November 30, 2008. No portion of the premium is paid by our directors and officers. In accordance with the policy, there is no deductible for insured persons and a deductible of $50,000 for all other claims, including securities claims. Our by-laws provide that we shall indemnify a director or officer against liability incurred in such capacity including acting at our request as director or officer of another corporation, to the extent permitted by the CBCA. The policy contains a number of exclusions and limitations to the coverage provided, as a result of which we may, under certain circumstances, be obligated to indemnify our directors or officers for certain claims which do not fall within the coverage provided under the policy. On June 10, 2004, the Board of Directors approved a form of indemnification agreement and authorized us to enter into indemnification agreements with each of the directors and Steve Spooner, along with certain other corporate officers designated from time to time by the board of directors.

Employment Contracts:

Donald W. Smith.  Effective as of May 5, 2006, the Corporation executed an Agreement Amending the Amended and Restated Employment Agreement with Mr. Smith. Mr. Smith is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Smith is terminated without cause, he will receive a severance payment totaling 24 months’ salary and bonus compensation (paid over a 24-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Smith is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, continued vesting of options for one year. Mr. Smith receives an annual base salary of C$750,000, a monthly car allowance of C$1,000, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in the Corporation’s standard employee benefit plans. Mr. Smith is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee of the Board of Directors of the Corporation. Mr. Smith’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.

By way of a letter agreement between Mr. Smith and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 Common Shares of the Corporation with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Smith expire on March 1, 2012.

Paul A.N. Butcher.  Paul Butcher is employed as President and Chief Operating Officer of the Corporation, reporting to the Chief Executive Officer. Effective as of May 5, 2006, the Corporation executed an Agreement Amending the Amended and Restated Employment Agreement with Mr. Butcher. Mr. Butcher is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Butcher is terminated without cause, he will receive a severance payment totaling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Butcher is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Butcher receives an annual base salary of C$500,000, a monthly car allowance of C$1,500, stock options, and fuel and maintenance reimbursement for one vehicle, he participates in the Corporation’s standard employee benefit plans and he is the only participant in our Deferred Share Unit Plan (see below). Mr. Butcher is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee, in its sole discretion. Mr. Butcher’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.

By way of a letter agreement between Mr. Butcher and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Butcher options to purchase 1,000,000 Common Shares of the Corporation with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Butcher expire on March 1, 2012.

Steven E. Spooner.  Steven Spooner is employed as Chief Financial Officer of the Corporation, reporting to our Chief Executive Officer. Effective as of January 1, 2006, the Corporation executed an Employment Agreement with Mr. Spooner under which he is employed for an indefinite term, subject to termination in accordance with its terms. If Mr. Spooner is terminated without cause, he will receive a severance payment totaling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Spooner is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Spooner receives an annual base salary of C$335,000, a monthly car allowance of C$1,000, stock options, and fuel and maintenance reimbursement for one vehicle, and he participates in the Corporation’s standard employee benefit plans. Mr. Spooner is also entitled to receive an annual bonus payment of 50% of his annual base salary, in an amount determined by the Compensation Committee, in its sole discretion. Mr. Spooner’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.

Ronald G. Wellard is employed as Executive Vice President Product Development and Operations of the Corporation, reporting to our Chief Executive Officer. Effective December 2, 2003, the Corporation executed a letter of employment under which Mr. Wellard is employed for an indefinite term.

Douglas W. Michaelides is employed as Vice President Global Marketing of the Corporation, reporting to our President and Chief Operating Officer. Effective December 1, 2005, the Corporation executed a letter of employment under which Mr. Michaelides is employed for an indefinite term, subject to termination in accordance with its terms. If Mr. Michaelides is terminated without cause, he will receive a severance payment totaling 12 months salary and bonus compensation due post termination.

Our executive officers are eligible to receive incentive or bonus compensation at the discretion of the Compensation Committee based primarily on our financial performance, the executive’s attainment of certain goals and objectives and the compensation paid by comparable companies at a similar stage of development.

Indebtedness of Directors, Officers and Members of Senior Management:

None of our directors or officers, and no associate or affiliate of any of them, is or has been indebted to us at any time since the beginning of fiscal 2008.

Pension and Retirement Plans

We maintain defined contribution pension plans that cover substantially all of our employees. We match the contributions of participating employees to the defined contribution pension plans on the basis and to the extent of the percentages specified in each plan (ranging from 1% to 6%, depending on the plan).

There were no material accrued obligations at the end of fiscal 2008 pursuant to these defined contribution pension plans.

We currently maintain a defined benefit pension plan for a number of our past and present employees in the United Kingdom. The plan was closed to new employees in June 2001. The defined benefit plan provides pension benefits based on length of service and final average earnings. At April 30, 2008, the projected benefit obligation of $198.8 million exceeded the fair market value of the net assets available to provide for these benefits of $122.4 million, resulting in a $76.4 million pension liability recorded in the consolidated balance sheet as at April 30, 2008.

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

Currently, Paul Butcher, our President and Chief Operating Officer, is the only participant in our Deferred Share Unit Plan. As at April 30, 2008, 434,828 deferred share units have been awarded to Mr. Butcher under our Deferred Share Unit Plan, of which 242,062 of those units represent the value of his interest in our supplementary executive retirement plan (being C$242,062), which was transferred by us to the deferred share unit plan on May 31, 2005.

At April 30, 2008 we had recorded a liability of $0.5 million in the consolidated balance sheet in respect of our obligations under the Deferred Share Unit Plan.

C.	Board Practices

Our board of directors currently consists of eight members. Our articles of incorporation provide that the board of directors is to consist of a minimum of three and a maximum of fifteen directors as determined from time to time by the directors, and permit the directors to appoint additional directors in accordance with the CBCA within any fixed number from time to time. The directors have approved a fixed number of eight directors, until the next annual general meeting of the shareholders. The term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, one quarter of our directors must be resident Canadians as defined in the CBCA.

There are no family relationships among any of our directors or executive officers.

Board Committees:

The standing committees of our board of directors consist of an audit committee and a compensation committee.

Audit Committee.  Our audit committee is comprised of Messrs. Charbonneau (who is also chairman of the committee), Ludwig and Cossart.

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

Compensation Committee.  Our compensation committee is comprised of Messrs. Ball (who is also chairman of the committee), Charbonneau and Cossart. The principal duties and responsibilities of the compensation committee are to assist our board of directors in discharging its oversight of:

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

Other Committees:

We have established a disclosure committee in accordance with Sarbanes-Oxley legislation and with SEC regulations. Our disclosure committee is comprised of our General Counsel and Corporate Secretary, Vice President of Strategic Marketing, Vice President Finance, Treasurer and Chief Risk Officer, and Vice President Finance and Corporate Controller. The disclosure committee is responsible for:

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

As of September 30, 2008, we had 2,918 employees of whom 712 were in Canada, 1,607 were in the U.S. and 599 were in the United Kingdom and other countries. We had 1,652, 1,518 and 2,956 employees at the end of fiscal year 2006, fiscal year 2007 and fiscal year 2008, respectively. Annual revenues per employee during fiscal 2006, fiscal 2007 and pro forma based on the last two quarters of fiscal 2008, were $234,000, $254,000 and $275,000, respectively, reflecting our continuing focus on improving operational efficiency.

As a result of our acquisition of Inter-Tel, certain employees have been transferred from our subsidiary MNI to an Inter-Tel subsidiary, Inter-Tel Technologies, Inc. (now Mitel Technologies, Inc.). Some of these employees, while working for MNI, were represented by the IBEW. Because these MNI employees no longer work for MNI, there is no longer a bargaining unit to be represented by the IBEW. Therefore, in accordance with applicable U.S. federal labor law, MNI has withdrawn its recognition as it is no longer the certified representative of its former employees.

As a result of integration efforts undertaken after completion of the Inter-Tel Acquisition, and other restructuring actions, we reduced the total number of employees as at September 30, 2008, by 378.

We believe that our future success depends in large part on our ability to attract and retain highly skilled managerial, research and development, and sales and marketing personnel. Our compensation programs include opportunities for regular annual salary reviews, bonuses and stock options. Over 32% of our employees are also holders of Common Shares and over 92% of our employees hold options to acquire our Common Shares. We believe we have been successful in our efforts to recruit qualified employees and believe relations with our employees are generally positive.

E.	Share Ownership

The Dr. Matthews group beneficially holds 36.9% of the voting power of our share capital, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders”.

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

As at September 30, 2008, there are options to purchase 16,191,067 Common Shares.

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

As at September 30, 2008, options to acquire 13,011,442 Common Shares are currently issued and outstanding under the 2006 Equity Incentive Plan.

As at September 30, 2008, options to acquire 29,202,509 Common Shares are currently issued and outstanding under both the 2001 Stock Option Plan and the 2006 Equity Incentive Plan representing approximately 6.1% of the outstanding shares (calculated on an as if converted to Common Shares basis if the Class 1 Preferred Shares were to be converted into Common Shares using 828.812 to 1 (as set forth in the terms of the conversion formula of the Class 1 Preferred Shares.)

Employee Share Purchase Round:

In November 2007, our board of directors approved a limited offering of its Common Shares (up to a maximum of 15,000,000 Common Shares) to be made to our eligible employees and our employees of subsidiaries at a price per Common Share of $1.32.

Under the offering, eligible employees were provided with the ability to receive an interest free loan from us of up to $20,000 per employee (subject to local currency adjustments) to be utilized to purchase our Common Shares. Eligible employees were required to enter into a subscription agreement and loan agreement (in the case of Common Shares purchased utilizing an employee loan).

The offering closed in January 2008. 1,481,739 Common Shares were purchased, netting gross proceeds to us of $1,956,116 with loans to eligible employees totaling, in the aggregate, $1,134,749.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information as of September 30, 2008 concerning the beneficial ownership of our shares as to each person known to our management to be the beneficial owner of 5% or more of our outstanding capital:

	Beneficial Amount Owned(1)				Percentage Held(2)
	Class 1				Class 1
	Preferred	Common	Voting		Preferred	Common	Voting
	Shares	Shares	Power		Shares	Shares	Power(2)

Dr. Matthews Group(8)
Dr. Matthews	13,500	1,210,394	12,547,073		4.3%	0.6%	2.6%
Celtic Tech Jet Corporation	0	4,555,169	4,555,169		0.0%	2.1%	1.0%
Wesley Clover Corporation	0	158,790,234	158,790,234		0.0%	73.9%	33.3%

	13,500	164,555,797	175,892,476	(3)	4.3%	76.6%	36.9%

Francisco Partner Group(8)
Francisco Partners Management, LLC		30,873	30,873		0.0	0.0	0.0
Arsenal HoldCo I S.a.r.l.	164,463	12,462,570	150,571,032		51.9%	5.5%	30.6%
Arsenal HoldCo II S.a.r.l.	63,359	4,801,209	58,007,185		20.0%	2.2%	12.0%

	227,822	17,294,652	208,609,088	(4)	71.9%	7.7%	42.6%

Her Majesty the Queen in Right of Canada	0	37,174,887	37,174,887		0.0%	14.8%	7.2%
Morgan Stanley Principal Investments, Inc.	44,933	3,404,910	41,137,576	(5)	14.2%	1.6%	8.5%
EdgeStone	19,000	10, 538,524	26,389,850	(6)	6.0%	4.8%	5.5%
PTIC	11,500	14,327,483	23,984,654	(7)	3.6%	6.6%	5.0%

(1)	Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person or entity who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares that a person would receive upon exercise of stock options or warrants, or upon conversion of convertible securities held by that person that are exercisable or convertible within 60 days of September 30, 2008 (the “Determination Date”).

(2)	All Common Shares that a person would receive upon exercise of stock options, or warrants or upon conversion of any other convertible security held by that person that are exercisable within 60 days of the Determination Date, are deemed to be outstanding for computing the percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage ownership of any other person. For the purposes of calculating the percentage of Voting Power, the Class 1 Preferred Shares convert into our Common Shares on a 1 for 839.754 basis (after taking into consideration the 8% per annum accretion, calculated to 60 days after the Determination Date).

(3)	Includes the common share equivalent to 13,500 Class 1 Preferred Shares of 11,336,679 warrants to acquire 1,022,996 Common Shares that are currently exercisable, stock options to acquire 187,398 Common Shares that are currently exercisable, 158,790,234 Common Shares owned by Wesley Clover and 4,555,169 Common Shares owned by CTJL.

(4)	Includes the common share equivalent to 227,822 Class 1 Preferred Shares of 191,314,436 warrants to acquire 17,263,779 Common Shares that are currently exercisable and stock options to acquire 30,873 Common Shares that are currently exercisable.

(5)	Includes the common share equivalent to 44,933 Class 1 Preferred Shares of 37,732,666 and warrants to acquire 3,404,910 Common Shares that are currently exercisable.

(6)	Includes the common share equivalent to 19,000 Class 1 Preferred Shares of 15,955,326 and 5,359,893 Common Shares and stock options to acquire 178,631 Common Shares that are currently exercisable and warrants to acquire 5,000,000 Common Shares that are currently exercisable.

(7)	Includes the common share equivalent to 11,500 Class 1 Preferred Shares of 9,657,171 and 13,456,042 Common Shares and warrants to acquire 871,441 Common Shares that are currently exercisable.

(8)	The parties to the 2007 Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the Francisco Partners and Matthews nominees are elected. See Item 10.C. “Additional Information — Material Contracts — 2007 Shareholders Agreement” for a discussion of the 2007 Shareholders Agreement.

The holders of the Class 1 Preferred Shares vote on an as-if-converted to Common Shares basis. Except for the foregoing, our major shareholders do not have different voting rights than other shareholders. We are not aware of any arrangements, the operation of which would result in a change in control of Mitel.

U.S. Shareholders:

On September 30, 2008, we had 646 registered shareholders with addresses in the U.S. holding approximately 6,032,869 Common Shares and three registered shareholders holding 272,755 Class 1 Preferred Shares or combined on an as if converted to Common Shares basis approximately 48.6% of the total number of issued and outstanding shares. U.S. residents also hold options to purchase 12,100,891 Common Shares. Residents of the U.S. may beneficially own Common Shares registered in the names of non-residents of the U.S.

B.	Related Party Transactions

Set forth below is a description of material transactions between us and persons or entities that are deemed to be related parties to us for the period from April 30, 2007 to September 30, 2008.

BreconRidge Corporation (formerly BreconRidge Manufacturing Solutions Corporation)

We have or had the following agreements and related transactions involving BreconRidge, a company in which, as of September 30, 2008 (a) Dr. Matthews holds approximately 26.0% ownership interest, and (b) Edgestone holds approximately a 53.1% ownership interest. Edgestone is one of our shareholders and one of our directors is a partner of Edgestone and is also Chairman of the board of directors of BreconRidge. Mr. Charbonneau, who is a member of our board of directors, also sits on the BreconRidge board of directors, as does a nominee of Dr. Matthews.

Outsourcing of Manufacturing and Repair Operations

In connection with the sale of our manufacturing operations to BreconRidge in 2001, we entered into a supply agreement with BreconRidge dated August 30, 2001, as amended. Under this agreement, BreconRidge agreed to manufacture certain products for us and to provide repair and related services under terms and conditions reflecting what management believes were prevailing market conditions at the time we entered into the agreement. This agreement expired on June 20, 2008. Effective June 20, 2008, we entered into a new agreement with BreconRidge for the continued provision of manufacturing and other services under terms and conditions reflecting what management believes are prevailing market conditions.

During fiscal 2008, we purchased $83.9 million of products and services from BreconRidge (2006 — $101.4 million; 2007 — $91.0 million) and sold $3.0 million of raw material inventory to BreconRidge (2006 — $0.4 million; 2007 — $2.1 million) under this agreement. As at April 30, 2008, balances payable by us pursuant to this agreement amounted to $14.0 million (2006 — $24.0 million; 2007 — $24.2 million) and balances receiveable by us pursuant to this agreement amounts to $0.9 million (2006 — $0.7 million; 2007 — $2.8 million).

Under the terms of the Supply Agreement, we are required to purchase certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of the fixed assets and are depreciated over their estimated useful lives. During fiscal 2008, manufacturing tools purchased from BreconRidge amounted to $0.3 million (2006 — $0.9 million; 2007 — $0.2 million).

Brookstreet Research Park Corporation

Our Corporate Head Offices (located in Ottawa, Canada) totaling approximately 512,000 square feet are leased from Brookstreet (formerly known as Mitel Research Park Corporation), a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into, for a period of 10 years, expiring on February 15, 2011. During fiscal 2008, we incurred $6.6 million of rent expense for the leased premises (2006 — $6.5 million; 2007 — $6.6 million).

Wesley Clover Corporation

Dr. Matthews wholly-owns directly or indirectly Wesley Clover Corporation.

On September 21, 2006, we closed a common share warrant offering under which we sold warrants to Wesley Clover for total consideration of $15 million (the “2006 Wesley Clover Warrants”). As part of the Re-Organization Transactions, on August 16, 2007, the Wesley Clover Warrants were purchased for cancellation and Dr. Matthews was issued warrants to purchase Common Shares as described in Item 10.C. “Material Contracts — Warrants” and also purchased 13,500 Class 1 Preferred Shares.

Wesley Clover Solutions North America, Inc.

On November 9, 2006, we entered into a channel partner agreement with Wesley Clover Solutions North America, Inc. (“Wesley Clover Solutions”), a company directly or indirectly wholly owned by Dr. Matthews, on our standard channel partner terms. On January 1, 2008, we entered in to an addendum to the agreement granting Wesley Clover Solutions the exclusive right to sell the Mitel 5560 product to certain North American customers, restricted to those within the financial capital markets. In exchange for this exclusive right, Wesley Clover Solutions agreed to certain minimum product purchases during the term of the agreement. On July 29, 2008, we entered into a new channel partner agreement with Wesley Clover Solutions. This new agreement is on the same exclusive basis, contains similar minimum purchase commitments, and is otherwise in accordance with our standard channel partner terms.

Canandia Inc. and certain of its subsidiaries, namely Kanandia International Limited, Petan Communication Solutions Private Limited and Wesley Clover Communication Solutions Private Limited

On December 14, 2007, we entered into an India Market Development Agreement with Canandia Inc. (“Canandia”), a company directly or indirectly controlled by Dr. Matthews. Under the terms of the agreement, Canandia is to assist us in increasing our market share for certain of our products in the Indian market. In connection with the foregoing, we have also entered into the following agreements with certain of Canandia’s subsidiaries:

•	Financing Agreement entered into with Canandia, Kanandia International Limited (“Kanandia”) and Petan Communications Solutions Private Limited (“Petan”), under which we have been granted the option to acquire beneficial ownership of all of the shares of Petan and Kanandia at any time during a five year period commencing on the effective date of the India Market Development Agreement.

•	Product Enhancement Agreement entered into with Petan, granting to it a limited license to make modifications to our products in order to meet certain market requirements and specifications for the sale and use of those products in the Indian market;

•	Distribution Agreement entered into with Petan, granting it a limited license to sell certain of our products in the Indian market; and

•	Trademark License Agreement entered into with Petan and Wesley Clover Communication Solutions Private Limited (“WCCSPL”), licensing Petan and WCCSPL the right to use certain of our trademarks and tradenames in the Indian market.

Other Transactions

We have entered into technology transfer, technology licensing and distribution agreements with each of the following companies related to Dr. Matthews under terms reflecting what management believes were prevailing market conditions at the time the agreements were entered into: NewHeights Software Corporation and Natural Convergence Inc. These companies develop technology that we integrate with, distribute or sell alone or as part of our own products.

•	NewHeights Software/CounterPath Corporation (a corporation formerly controlled by Owen Matthews, who is related to Dr. Matthews) may be deemed to be a related party because Dr. Matthews indirectly owns approximately 26% of Counterpath Solutions, which acquired NewHeights on August 2, 2007. During fiscal 2008, we paid NewHeights $2.2 million in software royalties relating to a customized desktop communication management software application which we integrate and distribute as Your Assistant (2006 — $2.6 million; 2007 — $2.2 million). We also received $0.1 million of rental and other income from NewHeights during fiscal 2008 (2006 — $0.1 million; the Transition Period — $nil; 2007 — $0.1 million). On January 31, 2008, we entered into an amendment to our existing agreement with NewHeights Software (the “OEM Agreement”). Under the amendment, we agreed to a minimum purchase commitment of $0.5 million in exchange for an increased discount on products purchased under the OEM Agreement. On April 30, 2008, the minimum purchase commitment was increased to $0.7 million in exchange for an additional increase in our discount on products purchased under the OEM Agreement. On April 30, 2008, we also entered into an agreement to provide a final royalty payment of $0.4 million as fulfillment of all payment obligations for the transfer to us of certain intellectual property owned by NewHeights Software. On July 31, 2008, we entered into a source code license agreement with CounterPath for $0.65 million plus certain royalty payments to be made over time. This agreement was entered into on terms and conditions which reflect conditions that reflect what management believes are prevailing market conditions.

•	Natural Convergence may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 28% of that company. On April 25, 2006, the Company entered into an agreement with Natural Convergence Inc (“NCI”), a company in which the Major Shareholder has an ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0. The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001. Under this agreement, the Company purchased $0.3 of prepaid software licenses and $0.9 of convertible debentures during fiscal 2007. The $0.3 of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 in November 2006, the Company’s entire $0.9 balance of debentures and $0.1 accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2007 and April 30, 2008, the Company had a combined ownership of 5.6% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 investment recorded on the balance sheet at April 30, 2007 and April 30, 2008 has been accounted for using the cost method.

In addition to the above, we also purchased $0.7 million of products and services from Natural Convergence during fiscal 2008 (2006 — $0.3; 2007 — $2.1 million).

In the normal course of business, we may enter into purchase and sale transactions with other companies related to Dr. Matthews under terms reflecting what management believes are then-prevailing market conditions. For the year ended April 30, 2008, the aggregate value of these sales and purchases, which individually were not material, was $0.6 million and $2.8 million respectively.

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

Registration Rights

In connection with the Inter-Tel Acquisition, we entered into a registration rights agreement with the Investors, Dr. Matthews, EdgeStone and other shareholders in which we agreed to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the U.S. and/or Canada. Mr. Palter, who is a director of ours, is the Managing Partner of EdgeStone. See Item 10.C. “Additional Information — Material Contracts — Registration Rights Agreement.”

C.  Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.  Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Item 17 “Financial Statements”.

Legal Proceedings

We are involved in legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. In particular, as is common in our industry, we have received notices alleging that we infringe patents belonging to various third parties. These notices are dealt with in accordance with our internal procedures, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this document, we are not party to any litigation that we believe is material to our business other than litigation set at in Item 4.A. “Information of Mitel — History and Development of Mitel — Significant Developments Subsequent to Fiscal 2007”.

Dividend Policy

We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our Common Shares. Any determination to pay dividends to holders of our Common Shares in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant. In addition, our outstanding First and Second Lien Credit Agreements limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.

B.	Significant Changes

Please refer to Item 4.A. “Information on Mitel — History and Development of Mitel — Significant Developments Subsequent to Fiscal 2007” for a discussion of the Inter-Tel Acquisition, Equity Financing, Debt Financing and Re-Organization Transactions.

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

Our Common Shares and preferred shares are not listed for trading on any stock exchange or any other regulated market and, under our articles, are subject to restrictions on transfer. None of our securities have been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified under the securities laws of Canada or any province of Canada, or the securities laws of any other country or governmental subdivision of any such country. The terms of our articles of incorporation also prohibit any transfer of shares without consent of our board of directors. Therefore, there are significant restrictions on the resale of our shares. Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for further information concerning our Common Shares and preferred shares, including share transfer restrictions.

B.	Plan of distribution

Not applicable.

C.	Markets

Our Common Shares and preferred shares are not listed for trading on any U.S., Canadian or other stock exchange. There is currently no market through which our Common Shares or preferred shares may be sold or resold. The terms of our articles of incorporation also prohibit any transfer of shares without the consent of our board of directors and transfer of the shares may be subject to additional restrictions under applicable securities law. Please also see Item 3.D. “Key Information — Risk Factors” and Item 10.B. “Additional Information — Memorandum and Articles of Incorporation” for further information concerning our Common Shares and preferred shares, including share transfer restrictions.

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

Meetings of Shareholders:

Subject to the CBCA, our annual meeting of shareholders is held on such day and at such time in each year as our board of directors, or the chairperson of the board, or in the chairperson’s absence, the lead director, or in lead directors’ absence, the chief executive officer or, in the chief executive officer’s absence, the president or, in the president’s absence, a vice president shall be chairperson, may from time to time determine, for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Pursuant to subsections 133(b) and 155(1) of the CBCA, we must hold the annual meeting of our shareholders at least once every year and not later than fifteen months after the preceding ordinary general meeting. We must place before the shareholders at every annual meeting comparative financial statements for the immediately preceding financial year along with the report of the auditor.

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

The following summarizes the key rights, privileges, restrictions and conditions attached to the Class 1 Preferred Shares and Class 2 Preferred Shares:

Class 1 Preferred Shares:

(a) Issue Price — $1,000.00 per Class 1 Preferred Share.

(b) Conversion, Liquidation and Redemption Value — For the purposes of calculating the conversion ratio for the purpose of conversion of the Class 1 Preferred Shares into Common Shares, the value of each Class 1 Preferred Share is initially equal to $1,000 per share but will increase at the rate of 8% per annum (the “Accreted Value”). Accordingly, after one year following the date of issuance of the Class 1 Preferred Shares, the Accreted Value per share will be $1,080. For the purposes of calculating (i) the liquidation preference attributable to the Class 1 Preferred Shares; and (ii) the redemption amount for the Class 1 Preferred Shares, the value of each Class 1 Preferred Share is initially equal to $970.35 per share but increases at the rate of 8% per annum (the “Net Accreted Value”). Accordingly, after two years following the date of issuance of the Class 1 Preferred Shares, the Net Accreted Value per share will be approximately $1,132.

(c) Conversion — Each Class 1 Preferred Share is convertible, in whole or in part, at the holder’s option, at any time into a number of Common Shares equivalent to the Accreted Value of such Class 1 Preferred Share divided by $1.3161, subject to adjustment. Accordingly, on the date the Class 1 Preferred Shares are issued, each Class 1 Preferred Share is convertible into 759.8207 Common Shares. On the date that is two years following the date of issuance of the Class 1 Preferred Shares, assuming no other adjustments are applicable, each Class 1 Preferred Share will be convertible into 886.255 Common Shares.

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

Merger Agreement:

Pursuant to an acquisition agreement and plan of merger (the “Merger Agreement”), dated as of April 26, 2007 among Mitel, Inter-Tel and Arsenal Acquisition Corporation (“Arsenal”), a wholly-owned subsidiary of Mitel, we agreed to acquire Inter-Tel for $25.60 per share, in cash, representing a total purchase price of approximately $729 million. Pursuant to the Merger Agreement, on August 16, 2007, Arsenal merged with and into Inter-Tel and we indirectly acquired all of the outstanding stock of Inter-Tel such that Inter-Tel became a wholly-owned subsidiary of Mitel (the “Inter-Tel Acquisition”). Inter-Tel was a former competitor of ours and a full service provider of business communications.

In order to effect the Re-Organization Transactions described in Item 4.A. — Information on Mitel — History and Development of Mitel, we undertook negotiations with the holders of various rights and entered into various agreements with certain of our shareholders, as follows:

•	In order to effect a return of capital on Series A Preferred Shares, the conversion of the Series A Preferred Shares into Class 1 Preferred Shares and Common Shares and the termination of the Series 2 Warrants, each as described in Item 4.A. “Information on Mitel — History and Development of Mitel”, we entered into a Return of Capital, Voting and Conversion Agreement with EdgeStone (the “EdgeStone Return of Capital, Voting and Conversion Agreement”).

•	In order to effect the conversion of the PTIC Series B Preferred Shares and repurchase one-half of the Common Shares issued to PTIC upon such conversion, as described above, we entered into a Common Share Repurchase, Voting and Conversion Agreement with PTIC (the “PTIC Common Share Repurchase, Voting and Conversion Agreement”).

•	In order to effect the repurchase of the Zarlink Common Shares, as described above, we entered into a Common Share Repurchase and Voting Agreement with Zarlink (the “Zarlink Common Share Repurchase and Voting Agreement”).

•	In order to effect the conversion of the Wesley Clover Series B Preferred Shares and the repurchase for cancellation and termination of the 2006 Wesley Clover Warrants, as described above, we entered into a Warrant Repurchase, Voting, and Conversion Agreement with Dr. Matthews, Wesley Clover and CTJL (the “Matthews Warrant Repurchase, Voting and Conversion Agreement”).

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

2007 Shareholders Agreement:

We entered into a 2007 Shareholders Agreement on August 16, 2007, with the Investors, Dr. Matthews, Wesley Clover Corporation, CTJL and PTIC and EdgeStone. The 2007 Shareholders Agreement contains provisions relating to the entitlement of Francisco Partners and Matthews to appoint directors to the Board, and various other provisions respecting the management of Mitel and dealings with our securities held by the Shareholders which are parties to the 2007 Shareholders Agreement. Wesley Clover and CTJL are corporations controlled directly or indirectly by Dr. Matthews.

Please see Item 3.D. “Key Information — Risk Factors”, Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” and Item 6.A. “Directors, Senior Management and Employees Directors and Senior Management” for further information concerning the equity financing and the 2007 Shareholders Agreement.

Registration Rights Agreement:

Pursuant to the registration rights agreement dated August 16, 2007 (the “Registration Rights Agreement”) among us and the Investors, Dr. Matthews, Wesley Clover, CTJL, PTIC and EdgeStone, the holders of registration rights under this agreement are entitled to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the U.S. and/or Canada.

Convertible Notes:

Senior Secured Convertible Note Transaction:

On April 27, 2005, we completed a convertible debt financing transaction, in which we issued and sold $55.0 million in aggregate principal amount of convertible notes (defined elsewhere as the “Convertible Notes”) and warrants to purchase 16.5 million of our Common Shares. In addition to the Re-Organization Transactions described above, we refinanced the $55,000,000 principal amount of the Convertible Notes (as described in our 2006 20-F filing) by prepaying the Convertible Notes immediately prior to the completion of the Inter-Tel Acquisition. The Convertible Notes were not prepayable without the consent of the noteholders before maturity and did not mature until April 2009. We undertook renegotiations with the noteholders in order to obtain the consent of the noteholders to prepay the Convertible Notes, to terminate the existing registration rights agreement with the holders of the Convertible Notes, and to obtain the noteholders consent to complete the Equity Financing, the Debt Financing and the Inter-Tel Acquisition. Following these renegotiations, we entered into an agreement with the noteholders to prepay the Convertible Notes immediately prior to the completion of the Inter-Tel Acquisition in the aggregate amount of $66,000,000, plus accrued and unpaid interest. In addition, the terms of the warrants originally issued to the noteholders on August 27, 2005 (as described in our 2006 20-F filing) were amended and restated on August 16, 2007: (i) to extend the expiration date of these warrants to August 16, 2012; (ii) to reduce the exercise price of these warrants to $1.2771; and (iii) to change the anti-dilution protection rights contained in these warrants to a weighted average anti-dilution formula.

Debt Financing:

On August 16, 2007, we entered into senior secured lien loan facilities with certain lenders, including Morgan Stanley and Merrill Lynch.

First Lien Credit Agreement:  We entered into a senior secured first lien credit agreement in an aggregate amount of $330,000,000 provided by the Initial Lenders and certain other financial institutions (the “First Lien Lenders”), which facility consists of a $300,000,000 term loan facility (the “Term Loan Facility”) as amended on September 26, 2007, December 12, 2007 and July 31, 2008, which matures on August 16, 2014 and a $30,000,000 revolving credit facility which matures on August 16, 2012 (the “Revolving Credit Facility”, together with the Term Loan Facility, the “First Lien Credit Agreement”). The Revolving Credit Facility is comprised of a U.S. revolving credit facility (the “U.S. Revolving Credit Facility”) and a Canadian revolving credit facility (the “Canadian Revolving Credit Facility”).

Second Lien Credit Agreement:  We entered into a senior secured second lien credit agreement in an aggregate amount of $130,000,000 which matures on August 16, 2015, as amended on September 26, 2007, December 12, 2007 and July 31, 2008 (the “Second Lien Credit Agreement”, together with the First Lien Credit Agreement, the “Credit Agreements”) provided by the Initial Lenders and certain other financial institutions (the “Second Lien Lenders”, together with the First Lien Lenders, the “Lenders”).

Default:  The Credit Agreements contain customary events of default, including but not limited to payment defaults, breaches of agreements and conditions, covenant defaults, cross defaults and certain events of bankruptcy or insolvency.

Pledge, Security and Guarantee:  The Credit Agreements, and our performance under them are, subject to certain exceptions, secured by a security interest over our assets and certain stock and assets of our subsidiaries, as evidenced by certain pledge agreements, security agreements, guarantees, debentures and other related security documents provided by such entities in favor of the lenders.

Equity Financing:

Subscription Agreement:  On August 16, 2007, we completed an equity financing transaction pursuant to which, and in accordance with the terms and conditions of the Class 1 Convertible Preferred Share Subscription Agreement (the “Subscription Agreement”) entered into between us and the Investors, pursuant to which we:

•	Issued and sold to the Investors 263,087 Class 1 Preferred Shares at a purchase price of $1,000 per share.

•	Issued and sold to the Investors, for the aggregate price of $0.01, warrants to purchase 19,936,071 Common Shares at an exercise price set out above under the heading “Warrants”.

On January 18, 2008, the Investors made an additional aggregate equity investment of $10,000,000 on the same terms as the Subscription Agreement, in exchange for the issuance to:

(i) Francisco Partners, 8,076 Class 1 Preferred Shares and warrants to acquire Common Shares, as described below;

(ii) Morgan Stanley, 1,593 Class 1 Preferred Shares and warrants to acquire Common Shares, as described below.

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

On January 18, 2008, and in connection with purchase of additional Class 1 Preferred Shares by the Investors (as described above), we issued to:

(i) Francisco Partners, warrants to acquire 611,979 of our Common Shares; and

(ii) Morgan Stanley, warrants to acquire 120,714 of our Common Shares.

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

Agreements with Related Parties and Others:

Interest Rate Swap agreement between us and Morgan Stanley Capital Services Inc.:  On August 27, 2007 we entered into an interest rate swap agreement with Morgan Stanley Capital Services Inc. which effectively swaps the LIBOR rate associated with the Credit Agreements for a fixed rate of 4.85% on a notional amount of $215 million for the period from October 31, 2007 to October 31, 2009.

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

TPC Agreement, as amended:

On October 10, 2002 we entered into an agreement with Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada, (as amended, the “TPC Agreement”), which provided for financing of up to the lesser of 25% of project cost elements incurred by us, March Networks and Mitel Knowledge and C$60 million for certain research and development activities over a three-year period. The financing was provided through the Technology Partnerships Canada program, which is an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. We have submitted claims and received funding for an aggregate of C$55 million of research and development activities under the TPC Agreement.

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

The Investment Canada Act requires any person that is not a “Canadian” as defined in the Investment Canada Act who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Canada Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless, after review, the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act the acquisition of control of us (either through the acquisition of our Common Shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2008 is C$295 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product. For non-World Trade Organization member investors, the corresponding threshold is C$5 million.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the ownership and disposition of our Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the ownership and disposition of our Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from or relating to the ownership and disposition of our Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Disclosure

Authorities and Assumptions

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the U.S. of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Treaty”), in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

This summary assumes that the U.S. Holder holds each Common Share as a capital asset within the meaning of Section 1221 of the Code.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the ownership and disposition of the Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local and foreign tax consequences (including the potential application of and operation of any tax treaties) arising from and relating to the ownership and disposition of the Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Common Shares through the exercise of employee stock options or otherwise as compensation for services; and (h) U.S. Holders that own directly, indirectly or constructively, 10% or more of our voting securities. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the ownership and disposition of our Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the ownership and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. estate, state, local or foreign tax consequences to U.S. Holders of the ownership and disposition of the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. estate, state, local and foreign tax consequences arising from and relating to the ownership and disposition of the Common Shares.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Common Shares

Distributions on Common Shares

Subject to the possible application of the passive foreign investment company (“PFIC”) rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to our Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares (see more detailed discussion at “Disposition of Common Shares” below). Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

For taxable years beginning before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

For purposes of the rules described in the preceding paragraph, we will generally be a “qualified foreign corporation” (a “QFC”) if (a) we are eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are classified as a PFIC (as discussed below) for the taxable year during which we pay the applicable dividend or for the preceding taxable year. If we are not a QFC, a dividend paid by us to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances.

Distribution of Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate of such distribution on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

Subject to the possible application of the PFIC rules described below (see more detailed discussion below at “Passive Foreign Investment Company Rules”), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the amount realized on such sale or disposition and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. U.S. Holders should consult their tax advisors as to the tax treatment of dispositions of Common Shares in Canadian dollars.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company Rules

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”). For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.

In determining whether it is a PFIC, we will be required to take into account a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least 25% by value.

We do not believe that it we will be classified as a PFIC during our current taxable year. In addition, we do not anticipate that we will become a PFIC during subsequent taxable years. However, PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules (which are subject to differing interpretation), generally cannot be determined until the close of the taxable year in question and is determined annually. Moreover, we cannot predict whether the composition of our income and assets (including income and assets held directly and indirectly) will cause us to be treated as a PFIC in any taxable year. Accordingly, no assurance can be given that we are not, or will not become, a PFIC.

Generally, if we are or have been treated as a PFIC for any taxable year during a U.S. Holder’s holding period of Common Shares, any “excess distribution” with respect to the Common Shares would be allocated rateably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of Common Shares during a taxable year will be excess distributions to the extent they exceed 125% of the average of the annual distributions on Common Shares received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter.

Generally, if the we are treated as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, any gain on the disposition of the Common Shares would be treated as an excess distribution and would be allocated rateably over the U.S. Holder’s holding period and subject to taxation in the same manner as described in the preceding paragraph.

Certain elections may be available (including a “mark-to-market” election) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such holder’s holding period in which we are treated as a PFIC. The availability of any such election is subject to a number of limitations.

Each U.S. Holder should consult its own tax advisor regarding the status of the Company as a PFIC, the possible effect of the PFIC rules to such holder, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Information Reporting; Backup Withholding

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to them.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

This section summarizes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Common Shares (a) who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident and is not deemed to be resident in Canada, deals at arm’s length and is not affiliated with us, holds the Common Shares as capital property and does not use or hold and is not deemed to use or hold, the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, at all relevant times and for the purposes of the Canada-U.S. Income Tax Convention (the “Treaty”), is a resident of the U.S., and who otherwise qualifies for the full benefits of the Treaty (a “U.S. Holder”). Special rules not discussed in this summary may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

Generally, our Common Shares will not constitute taxable Canadian property to a U.S. Holder at a particular time provided that (i) our Common Shares are listed on a designated stock exchange (which includes both the Nasdaq Global Market and the Toronto Stock Exchange) and (ii) at any time during the 60-month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) have not owned 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom Common Shares represent taxable Canadian property, by reason of the Treaty, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. We believe that the value of our Common Shares is not derived principally from real property situated in Canada, and that no tax would therefore be payable under the Tax Act on a capital gain realized today by a U.S. Holder on a disposition of Common Shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are not required to file reports and other information with any securities commissions in Canada.

As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this annual report certain information disclosed in our proxy statement prepared under applicable Canadian law.

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

Equity Price Risk:

On December 9, 2004 we adopted a deferred share unit plan for certain executives. Under the Deferred Share Unit Plan, when a participant ceases to be an executive of ours, the Deferred Share Unit Plan participant will receive a cash amount equal to the number of deferred share units in his or her account multiplied by the weighted average trading price of our Common Shares on the Toronto Stock Exchange on the five trading days immediately preceding the date the Deferred Share Unit Plan participant ceases to be an executive of Mitel, or on a later date selected by the Deferred Share Unit Plan participant, which shall in any event be a date prior to the end of the following calendar year. The obligation to pay the cash amount that is indexed to the weighted average trading price of our Common Shares and recorded as a liability in our financial statements, is marked-to-market in each reporting period, with changes in the obligation recorded in our consolidated statement of operations. As of April 30, 2008, a $1.00 increase in our common share price would increase our net loss by $0.4 million. (April 30, 2007 — $0.6 million).

Foreign Currency Risk:

We are exposed to currency rate fluctuations related primarily to our future net cash flows from operations in Canadian dollars, British pounds and Euros. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value.

The fair value of our foreign currency forward contract and swap contracts is sensitive to changes in foreign currency exchange rates. As of April 30, 2008, a 5% depreciation in the U.S. dollar against all currencies would have resulted in an additional unrealizable loss of $1.1 million (April 30, 2007 — a 5% appreciation in the U.S. dollar would result in an additional unrealizable loss of $0.5 million). We believe that the established hedges are effective against our foreign currency denominated assets and liabilities. As a result, any potential future losses from these hedges being marked-to-market would be largely offset by gains or losses on the underlying hedged positions.

Interest Rate Risk:

In accordance with our corporate policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than three months. Due to the short-term maturity of these investments, we are not subject to significant interest rate risk.

We are exposed to interest rate risk on our $30 million revolving credit facility, which bears interest based on the London Inter-Bank offer rate or “LIBOR”. If the entire credit facility were utilized, each adverse change in the LIBOR rate of 100 basis points would result in an additional $0.3 million in interest expense per year.

We are exposed to interest rate risk on $290.4 million outstanding on September 30, 2008 under a First Lien Credit Agreement which matures on August 16, 2014 and $130 million outstanding on September 30, 2008 under a Second Lien Credit Agreement which matures on August 16, 2015. Both of these credit facilities bear interest based on LIBOR.

On August 27, 2007 we entered into an Interest Rate Swap Agreement which effectively swaps the LIBOR rate for a fixed rate of 4.85% on a notional amount of $215 million for the period from October 31, 2007 to October 31, 2009. The agreement was designated a cash flow hedge since the relevant terms of the Interest Rate Swap Agreements matched the corresponding terms of the liens. Accordingly, the effective portion of the derivative’s gain or loss has been recorded in other comprehensive income and will subsequently be recognized in earnings when the hedging relationship is terminated or when the hedge is no longer considered to be effective.

The impact of each adverse change in the LIBOR rate of 100 basis points on the First Lien Credit Agreement, Second Lien Credit Agreement and Interest Rate Swap Agreement, in aggregate, is anticipated to be $2.1 million in the fiscal year ended April 30, 2009.

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

Our management carried out an evaluation, with the participation of the CEO and CFO, of the effectiveness of our disclosure controls and procedures as of April 30, 2008. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by Mitel in reports that it files or submits under the U.S. Securities Exchange Act of 1934 (the “Act”) is recorded, processed, summarized and reported, within the time period specified in the rules and forms of the SEC.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting.

Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of April 30, 2008, our management, including the CEO and CFO, completed our evaluation of the effectiveness of our internal control over financial reporting. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management identified no material weaknesses that existed in the design or operation of our internal control over financial reporting and concluded that our internal control over financial reporting was effective. Managements certification does not cover the internal controls over financial reporting for Inter-Tel, which was acquired during the year.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

In conjunction with our review and evaluation of our internal control over financial reporting during the year ended April 30, 2008, we implemented a number of measures to improve our internal control over financial reporting in various processes. These included, among others, such measures as improved sale order processing procedures, improvements to our financial statement close process, increased standardization of controls across functions, and further automation of processes. Our management has assessed that, while these changes were an improvement to our control activities, there have not been any changes in its internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management continues to monitor our business processes, and expects that it will continue to make improvements to our processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize our resources.

Item 16.	[Reserved]

A.	Audit Committee Financial Expert

Our board of directors has determined that Peter Charbonneau, chair of the audit committee of our board of directors, is an audit committee financial expert as defined by the SEC, and is independent as defined in the listing standards of the Nasdaq.

B.	Code of Ethics

Effective April 1, 2008, we adopted a new Code of Business Conduct which superseded our prior codes of conduct. The Code of Business Conduct applies to our board of directors, our management (including, but not limited to, our CEO, CFO and controller), our employees (both temporary and permanent), our contractors, and our agents. A copy can be requested by mail at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, telephone number: 613-592-2122.

In January 2008, our board of directors also authorized the adoption of a compliance program and related procedures. This compliance program created the position of Director, Global Business Ethics and Compliance. The Director, with assistance from our Legal Department and Internal Audit Department where required, is chiefly responsible for administering the compliance program.

C.	Principal Accountant and Fees

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Deloitte & Touche LLP during fiscal 2008 and fiscal 2007 amounted to the following:

	Fiscal 2008	Fiscal 2007

Audit Fees	$759,682	$780,840
Audit-Related Fees	65,837	45,618
Tax Fees	146,508	28,921
Other Fees	838,401	—

Total	$1,810,681	$855,379

Audit fees relate to the audit of our annual consolidated financial statements and unconsolidated statutory financial statements for certain of our subsidiaries when audits are required.

Audit-related fees relate to the audit of our defined benefit and defined contribution pension plans in Canada, the U.S., and United Kingdom. It also includes fees for accounting consultations and advisory services with respect to Sarbanes-Oxley internal controls. In fiscal 2008, other fees includes support services relating to the Inter-Tel Acquisition, including due diligence and integration assistance.

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

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following chart sets forth the number of our Common Shares repurchased and the price paid by us for those shares during fiscal 2008 and up to and including September 30, 2008.

Repurchases during this period were made in connection with the forgiveness of certain outstanding share purchase loans of employees who are no longer employed by us (largely due to cost reduction programs):

(d) Maximum
Number (or
Approximate
Dollar
				(c) Total	Value) of
				Number of	Shares
				Shares	(or Units)
				(or Units)	that may
				Purchased	yet be
	(a) Total	(b) Average		as Part	Purchased
	Number of	Price		of Publicly	Under the
	Shares (or	Paid per		Announced Plans	Plans or
Period	Units) Purchased	Share (or Units)		or Programs	Programs

October 31, 2007	13,252	C$	1.00	—	—
April 22, 2008	14,277	C$	1.34	—	—
TOTAL	27,529

PART III

Item 17.	Financial Statements

Our consolidated financial statements commence on page F-1 of this annual report. These financial statements are expressed in U.S. dollars and were prepared in accordance with U.S. GAAP.

Item 18.	Financial Statements

Not applicable, as we have elected to provide financial statements pursuant to Item 17 “Financial Statements”.

Item 19.	Exhibits

1 .	Articles of Incorporation and bylaws as currently in effect:
1.1	Articles of Incorporation and amendments thereto prior to April 22, 2004(4)
1.2	Articles of Amendment dated April 22, 2004(4)
1.3	Articles of Amendment dated April 23, 2004(4)
1.4	Articles of Amendment dated October 12, 2006(10)
1.5	Articles of Amendment dated August 16, 2007(11)

1.6	Articles of Amendment dated August 16, 2007(16)
1.7	Bylaws(4), as amended on September 7, 2006(10)
2 .	Instruments defining the rights of holders of equity securities being registered:
2.1	See Articles of Incorporation described above in Exhibit 1.1, Articles of Amendment dated April 22, 2004 described above in Exhibit 1.2, Articles of Amendment dated April 23, 2004 described above in Exhibit 1.3 and Articles of Amendment dated October 12, 2006 described above in Exhibit 1.4, Articles of Amendment dated August 16, 2007 described above in Exhibit 1.5 and Articles of Amendment dated August 16, 2007 described above in Exhibit 1.6
2.2	Specimen Common Share certificate(1)
2.3	Specimen Class 1 Share Certificate(16)
2.4	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005(11)+
2.5	Form of Note (See Exhibit 2.4 above)
2.6	Form of Warrant (10), as amended on August 16, 2007(16)
2.7	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004(10)+
2.8	Form of Warrant (See Exhibit 2.7 above)(10)
2.9	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006(10)+
2.10	Form of Warrant (See Exhibit 2.9 above)(10)
2.11	Termination Agreement between Mitel, Zarlink, PTIC EdgeStone, Dr. Matthews, Wesley Clover and CTJL dated August 16, 2007(13)
2.12	First Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007(16)+
2.13	Amendment No. 1, dated September 26, 2007, to the First Lien Credit Agreement described above in Exhibit 2.12
2.14	Amendment No. 2, dated December 12, 2007, to the First Lien Credit Agreement described above in Exhibit 2.12
2.15	Amendment No. 3, dated July 31, 2008, to the First Lien Credit Agreement described above in Exhibit 2.12
2.16	Second Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007(16)+
2.17	Amendment No. 1, dated September 26, 2007, to the Second Lien Credit Agreement described above in Exhibit 2.16
2.18	Amendment No. 2, dated December 12, 2007, to the Second Lien Credit Agreement described above in Exhibit 2.16
2.19	Amendment No. 3, dated July 31, 2008, to the Second Lien Credit Agreement described above in Exhibit 2.16
2.20	Class 1 Convertible Preferred Share Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(16)+
2.21	Form of Warrant granted to Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Morgan Stanley Principal Investors Inc., PTIC and Dr. Matthews(11)
2.22	Class 1 Convertible Preferred Share and Warrant Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008
2.23	Form of Warrant granted to Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008 (See Exhibit A of Exhibit 2.22 above)
2.24	Shareholder Agreement among Mitel, PTIC, Dr. Matthews, Wesley Clover, CTJL, EdgeStone, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(13)
2.25	Registration Rights Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(13)

4 .	Material contracts:
4.1	Interest Rate Swap Agreement between Mitel and Morgan Stanley Capital Services Inc. dated August 27, 2007
4.2	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005 (See Exhibit 2.4 above) (10)+
4.3	Form of Note (See Exhibit 2.5 above)
4.4	Form of Warrant, as amended on August 16, 2007 (See Exhibit 2.6 above)
4.5	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004 (see Exhibit 2.7 above)+
4.6	Shareholders Agreement between Mitel, Mitel Knowledge, PTIC, Zarlink, Mitel Systems (now Wesley Clover), WCC (now Wesley Clover), EdgeStone, and Dr. Matthews, dated April 23, 2004(2) , as amended on June 26, 2006(10)
4.7	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006 (see Exhibit 2.9 above)+
4.8	Return of Capital, Voting and Conversion Agreement between Mitel and EdgeStone dated June 22, 2007(14)
4.9	Common Share Repurchase, Voting and Conversion Agreement between Mitel and PTIC dated August 15, 2007(16)
4.10	Common Share Repurchase and Voting Agreement between Mitel and Zarlink dated May 30, 2007(16)
4.11	Warrant Repurchase, Voting and Conversion Agreement between Mitel, Dr. Matthews, Wesley Clover and CTJL dated August 15, 2007(13)
4.12	Termination Agreement between Mitel, Zarlink, PTIC EdgeStone, Dr. Matthews, Wesley Clover and CTJL dated August 16, 2007 (see Exhibit 2.11 above)
4.13	Class 1 Convertible Preferred Share Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.20 above)+
4.14	Form of Warrant granted to Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Morgan Stanley Principal Investors Inc., PTIC and Dr. Matthews (see Exhibit 2.21 above)
4.15	Shareholder Agreement among Mitel, PTIC, Dr. Matthews, Wesley Clover, CTJL, EdgeStone, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.24 above)
4.16	Registration Rights Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.25 above)
4.17	Class 1 Convertible Preferred Share and Warrant Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008 (See Exhibit 2.22 above)
4.18	Form of Warrant granted to Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008 (see Exhibit 2.23 above)
4.19	First Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007 (see Exhibit 2.12 above)+, as amended on September 26, 2007 (see Exhibit 2.13 above), December 12, 2007 (see Exhibit 2.14 above) and July 31, 2008 (see Exhibit 2.15 above)
4.20	Second Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007 (see Exhibit 2.16 above)+, as amended on September 26, 2007 (see Exhibit 2.17 above), December 12, 2007 (See Exhibit 2.18 above) and July 31, 2008 (see Exhibit 2.19 above)
4.21	Merger Agreement among Mitel, Inter-Tel (Delaware), Incorporated and Arsenal Inter-Tel Acquisition Corporation dated April 26, 2007(12)
4.22	Deferred Share Unit Plan (DSU Plan) for Executives effective December 9, 2004(5)
4.23	Employee Stock Option Plan, dated March 6, 2001, as amended(6)
4.24	2004 U.S. Employee Stock Purchase Plan(8)

4.25	Form of Global Mitel Employment Agreement(7)
4.26	2006 Equity Incentive Plan(10)
4.27	2007 U.S. Employee Stock Purchase Plan(17)
4.28	Amended and Restated Employment Contract between Mitel and Donald Smith, dated April 17, 2001 (the “Smith Employment Contract”)(7)
4.29	Agreement Amending the Smith Employment Contract, dated May 5, 2006(7)
4.30	Amended and Restated Employment Contract between Mitel and Paul Butcher, dated February 16, 2001 (the “Butcher Employment Contract”)(7)
4.31	Agreement Amending the Butcher Employment Contract, dated May 5, 2006(7)
4.32	Employment Contract, dated January 1, 2006, between Mitel and Steven Spooner(7)
4.33	Employment contract between Mitel and Ron Wellard, dated December 15, 2003, as amended on December 8, 2006
4.34	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Paul Butcher (the “Butcher Letter Agreement”)(9)
4.35	Amendment No. 1 to the Butcher Letter Agreement, dated May 1, 2006(9)
4.36	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Donald Smith (the “Smith Letter Agreement”)(9)
4.37	Amendment No. 1 to the Smith Letter Agreement, dated May 1, 2006(9)
4.38	Letter agreement, dated May 1, 2006, between Terence H. Matthews and Peter D. Charbonneau(9)
4.39	Integrated Communications Solutions R&D Project Agreement between Mitel, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada dated October 10, 2002(1)+, as amended on March 27, 2003(4), May 2, 2004(10), September 16, 2004(10), June 27, 2005(10), and October 3, 2005(10), respectively
4.40	Lease Agreement between Mitel and MRPC dated March 27, 2001(1)
4.41	Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated August 30, 2001(1)+, and related amendment dated February 27, 2003(3)+
4.42	Amendment to the Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated February 27, 2003(3)
4.43	Tri-Party Agreement between MNOL, MNIL and MNL dated June 30, 2005(10)
4.44	Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust(15)
4.45	CIBC Warrant, dated April 29, 2004(7), as amended(10)
8.1	Subsidiaries of Mitel Networks Corporation
12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Auditors Consent

(1)	Filed as an exhibit to the Registration Statement on Form 20-F, as amended (File No. 0-49984) of Mitel and incorporated herein by reference.

(2)	Filed on May 3, 2004 as an exhibit to a Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

(3)	Filed on August 1, 2003 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 27, 2003 and incorporated herein by reference.

(4)	Filed on August 31, 2004 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 25, 2004, and incorporated herein by reference.

(5)	Filed on October 24, 2005 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 24, 2005 and the transition period ended April 30, 2005 and incorporated therein by reference.

(6)	Filed as an exhibit to the Form S-8 of the Registrant, dated March 6, 2006, filed with the Commission on March 6, 2006 and incorporated therein by reference.

(7)	Filed as an exhibit to the Form F-1 of the Registrant, dated May 9, 2006, filed with the Commission on May 9, 2006 and incorporated therein by reference.

(8)	Filed as an exhibit to the Form S-8 of the Registrant, dated November 29, 2004, filed with the Commission on November 29, 2004 and incorporated therein by reference.

(9)	Filed as an exhibit to Amendment No. 1 to the Schedule 13D (the Registrant as issuer) filed with the Commission on May 5, 2006 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited and incorporated therein by reference.

(10)	Filed on October 30, 2006 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 30, 2006 and incorporated therein by reference.

(11)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D (the Registrant as issuer) filed with the Commission on August 27, 2007 by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Francisco Partners GP II (Cayman), L.P., Francisco Partners GP II Management (Cayman) Limited, Francisco Partners Gp II, L.P., Francisco Partners II (Cayman), L.P., and Francisco Partners Parallel Fund II, L.P. and incorporated therein by reference.

(12)	Filed as an exhibit to the Form 8-K of Inter-Tel (Delaware), Incorporated filed with the Commission on April 26, 2007 and incorporated therein by reference.

(13)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D (the Registrant as issuer) filed with the Commission on September 28, 2007 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited and incorporated therein by reference.

(14)	Filed on August 28, 2007 as an exhibit to Amendment No. 2 of Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

(15)	Filed as an exhibit to the Form 10-K of Inter-Tel (Delaware), Incorporated filed with the Commission for the year ended November 30, 1984 and incorporated therein by reference.

(16)	Filed on October 24, 2007 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 30, 2007 and incorporated therein by reference.

(17)	Filed as an exhibit to the Form S-8 of the Registrant, filed with the Commissioner on November 26, 2007, and incorporated therein by reference.

+	Portions of this document have been granted “Confidential Treatment” by the Secretary of the Securities and Exchange Commission.

Index to Financial Statements

Our Audited Consolidated Financial Statements for Fiscal 2005, the Transition Period, Fiscal 2006, Fiscal 2007 and Fiscal 2008:

Independent Auditors’ Report — Deloitte & Touche LLP	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Shareholders’ Equity	F-6
Consolidated Statement of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9
Financial Statement Schedules:
(Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)
Schedule II — Valuation of Qualifying Accounts	F-45

CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)
FOR THE FISCAL YEARS ENDED April 30, 2006, April 30, 2007
and April 30, 2008
(Audited)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Mitel Networks Corporation:
We have audited the accompanying consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2007 and 2008 and the related consolidated statements of operations, shareholders’ deficiency and comprehensive loss and cash flows for each of the three years in the period ended April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2008 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 28 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an Amendment of FASB no. 87, 88, 106 and 132(R), which changed its method of accounting for pension and postretirement benefits as of April 30, 2007. In addition, as discussed in Note 2(p) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which changed its method of accounting for share-based payments effective May 1, 2006.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
August 25, 2008

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2007	April 30, 2008

ASSETS
Current assets:
Cash and cash equivalents	$33.5	$19.5
Restricted cash	3.6	2.3
Accounts receivable (net of allowance of $2.5 and $14.0, respectively)	81.7	138.3
Sales — lease receivables (net of allowance of $nil and $1.5, respectively)	—	23.4
Inventories	19.8	49.1
Income tax receivable	0.8	0.6
Deferred tax asset	—	2.8
Other current assets	31.0	56.9

	170.4	292.9

Non-current portion of sales-lease receivables (net)	—	34.2
Investments, and other assets	5.2	32.9
Deferred tax asset	—	0.8
Property and equipment	16.5	27.0
Goodwill	6.8	420.9
Intangibles (net)	3.3	168.0

	$202.2	$976.7

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Bank indebtedness	$0.5	$12.5
Accounts payable and accrued liabilities	98.8	153.9
Deferred tax liability	—	0.8
Deferred revenue	19.6	50.6
Due to related parties	23.0	13.8
Current portion of long-term debt	1.9	2.4

	143.8	234.0

Long-term debt	2.1	420.7
Lease recourse liability	—	13.2
Long-term income taxes payable	—	3.0
Deferred revenue and other liabilities	8.6	45.7
Litigation settlement obligation	10.8	8.4
Convertible notes	50.2	—
Derivative instruments	67.3	108.6
Deferred tax liability	—	99.7
Pension liability	50.5	76.4

	333.3	1,009.7

Commitments and contingencies

Redeemable common shares, without par value: 10,000,000 and nil shares authorized, issued and outstanding at April 30, 2007 and April 30, 2008	19.0	—
Convertible, redeemable preferred shares, without par value — unlimited shares Authorized, issued and outstanding: Series A: 20,000,000 and nil shares at April 30, 2007, and April 30, 2008; Series B: 67,789,300 and nil shares at April 30,2007 and April 30, 2008; Class 1: nil and 316,755 shares at April 30, 2007 and April 30, 2008	52.5	208.5

	71.5	208.5

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized: 107,344,086, and 214,736,735 issued and outstanding at April 30, 2007, and April 30, 2008	189.1	277.1
Warrants	62.9	56.7
Deferred stock-based compensation	(0.1)	(0.1)
Additional paid-in capital	0.3	2.0
Accumulated deficit	(398.2)	(492.2)
Accumulated other comprehensive loss	(56.6)	(85.0)

	(202.6)	(241.5)

	$202.2	$976.7

APPROVED BY THE BOARD

Director	Director
(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

	Year Ended	Year Ended	Year Ended
	April 30, 2006	April 30, 2007	April 30, 2008

Revenues:
Telecommunications	$387.1	$384.9	$642.1
Network services	—	—	49.9

	387.1	384.9	692.0

Cost of revenues:
Telecommunications	225.7	225.1	337.4
Network services	—	—	30.5

	225.7	225.1	367.9

Gross margin	161.4	159.8	324.1

Expenses:
Selling, general and administrative	120.7	123.5	246.6
Research and development	44.1	41.7	62.6
Special charges, integration and merger-related costs	5.7	9.3	16.0
Litigation settlement	—	16.3	—
Initial public offering costs	—	3.3	—
Loss (gain) on sale of manufacturing operations	(0.9)	(1.0)	1.0
In-process research and development	—	—	5.0
Gain on sale of assets	(1.5)	—	—

	168.1	193.1	331.2

Operating income (loss)	(6.7)	(33.3)	(7.1)

Interest expense	(7.6)	(9.1)	(34.7)
Debt and warrant retirement costs	—	—	(20.8)
Fair value adjustment on derivative instruments	(32.6)	8.6	61.9
Other income	0.4	0.6	1.6

Income (loss) before income taxes	(46.5)	(33.2)	0.9

Current income tax expense (recovery)	0.9	(0.2)	(0.9)
Deferred income tax expense (recovery)	(2.8)	2.0	(11.4)

Net income (loss)	$(44.6)	$(35.0)	$13.2

Net loss per common share:
Basic and diluted	$(0.44)	$(0.36)	$(0.44)

Weighted-average number of common shares outstanding
Basic and diluted	117,230,198	117,336,927	186,135,401

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Additional	Deferred Stock-		Accumulated Other	Total
	Common Shares			Paid-in	based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$—	$(0.4)	$(304.0)	$(24.2)	$(93.1)

Common shares issued:
Exercise of stock options	58,174	0.2	—	—	—	—	—	0.2
Professional services received	132,261	0.1	—	—	—	—	—	0.1
Fair value adjustment relating to stock option plan	—	(0.3)	—	—	0.3	—	—	—
Share purchase loan repayments	—	1.1	—	—	—	—	—	1.1
Shares repurchased	(38,046)	—	—	—	—	—	—	—
Deferred stock-based compensation	—	0.1	—	—	(0.1)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.1	—	—	0.1
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(6.9)	—	(6.9)

	107,302,322	$188.8	$47.9	$—	$(0.1)	$(310.9)	$(24.2)	$(98.5)

Net loss	—	—	—	—	—	(44.6)	—	(44.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	(10.9)	(10.9)
Minimum pension liability adjustments	—	—	—	—	—	—	(14.6)	(14.6)

Comprehensive loss	—	—	—	—	—	(44.6)	(25.5)	(70.1)

Balance at April 30, 2006	107,302,322	$188.8	$47.9	$—	$(0.1)	$(355.5)	$(49.7)	$(168.6)

Common shares issued:
Exercise of stock options	45,624	0.1	—	—	—	—	—	0.1
Professional services received	10,000	—	—	—	—	—	—	—
Warrants issued	—	—	15.0	—	—	—	—	15.0
Share purchase loan repayments	—	0.2	—	—	—	—	—	0.2
Shares repurchased	(13,860)	—	—		—	—	—	—
Stock-based compensation	—	—	—	0.3		—	—	0.3
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(7.3)	—	(7.3)

	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(362.8)	$(49.7)	$(160.3)

Net loss	—	—	—	—	—	(35.0)	—	(35.0)
Other comprehensive income:				—
Foreign currency translation adjustments	—	—	—	—	—	—	1.2	1.2
Minimum pension liability adjustments	—	—	—	—	—	—	16.6	16.6

Comprehensive income (loss)	—	—	—	—	—	(35.0)	17.8	(17.2)

Adoption of SFAS 158 pension liability	—	—	—	—	—	(0.4)	(24.7)	(25.1)
Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(398.2)	$(56.6)	$(202.6)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Additional	Deferred Stock-		Accumulated Other	Total
	Common Shares			Paid-in	based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Compensation	Deficit	Income (Loss)	Deficiency

Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(398.2)	$(56.6)	$(202.6)

Common shares issued:
Cash and employee loans	1,481,739	2.0	—	—	—	—	—	2.0
Exercise of stock options	27,625	—	—	—	—	—	—	—
Shares repurchased	(42,529)	—	—	—	—	—	—	—
Share purchase loans	—	(1.2)	—	—	—	—	—	(1.2)
Repayment of warrants	—	—	(15.0)	—	—	(5.0)	—	(20.0)
Induced conversion of Series A preferred shares	5,359,893	5.4	—	—	—	(29.3)	—	(23.9)
Deemed dividend relating to beneficial conversion feature originally recorded on Series A preferred shares	—	—	—	—	—	(1.4)	—	(1.4)
Induced conversion charge relating to the derivative liability on Series A preferred shares	—	—	—	—	—	11.4	—	11.4
Conversion of Series B preferred shares, net of partial redemption	100,565,921	38.1	—	—	—	(12.6)	—	25.5
Beneficial conversion feature upon conversion of Series B preferred shares	—	43.7	—	—	—	(43.7)	—	—
Redemption of redeemable common shares	—	—	—	—	—	6.0	—	6.0
Warrants issued in connection with Class 1 preferred shares	—	—	6.0	—	—	—	—	6.0
Modification of warrants issued in connection with convertible debentures	—	—	2.8		—	—	—	2.8
Stock-based compensation	—	—	—	1.7	—	—	—	1.7
Accretion of interest on redeemable common and preferred A and B shares	—	—	—	—	—	(2.1)	—	(2.1)
Accretion of interest on Class 1 preferred shares	—	—	—	—	—	(24.4)	—	(24.4)

	214,736,735	$277.1	$56.7	$2.0	$(0.1)	$(499.3)	$(56.6)	$(220.2)

Net income	—	—	—	—	—	13.2	—	13.2
Other comprehensive income (loss):
Unrealized derivative gain (loss) on cash flow hedges	—	—	—	—	—	(6.1)	—	(6.1)
Change in unamortized pension and post-retirement actuarial losses and prior service cost	—	—	—	—	—		(27.8)	(27.8)
Foreign currency translation adjustments	—	—	—	—	—	—	(0.6)	(0.6)

Comprehensive income (loss)	—	—	—	—	—	7.1	(28.4)	(21.3)

Balance at April 30, 2008	214,736,735	$277.1	$56.7	$2.0	$(0.1)	$(492.2)	$(85.0)	$(241.5)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

	Year Ended	Year Ended	Year Ended
	April 30, 2006	April 30, 2007	April 30, 2008

CASH PROVIDED BY (USED IN)

Operating activities:
Net income (loss)	$(44.6)	$(35.0)	$13.2
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	10.2	9.8	32.6
Amortization of deferred gain	(0.3)	(0.6)	—
Fair value adjustment on derivative instruments	32.6	(8.6)	(61.9)
Accretion of convertible notes to redemption value	1.5	1.5	0.5
Accretion of interest on litigation settlement obligation	—	—	1.5
In-process research and development	—	—	5.0
Stock-based compensation	0.3	0.3	1.7
Deferred income taxes	(2.8)	2.8	(6.0)
Loss (gain) on sale of manufacturing operations	(0.9)	(1.0)	1.0
Loss (gain) on sale of business and assets	(1.5)	—	(0.2)
Loss on early extinguishment of convertible notes and warrant modification	—	—	20.8
Unrealized foreign exchange loss (gain)	2.1	(3.2)	1.3
Non-cash movements in provisions	4.2	4.1	8.7
Non-cash portion of litigation settlement	—	15.3	—
Change in non-cash operating assets and liabilities, net	(3.1)	2.6	(56.0)

Net cash used in operating activities	(2.3)	(12.0)	(37.8)

Investing activities:
Additions to capital and intangible assets	(8.8)	(7.1)	(18.3)
(Increase) decrease in restricted cash	(0.5)	(1.9)	1.3
Proceeds on sale of assets	12.4	—	19.7
Acquisition of business	—	—	(729.9)
Acquisition costs	—	—	(12.2)
Cash and cash equivalents of acquired business	—	—	195.8
Realized foreign exchange loss on hedging activities	(8.0)	(3.9)	(1.2)
Realized foreign exchange gain on hedging activities	8.6	0.5	0.3

Net cash provided by (used in) investing activities	3.7	(12.4)	(544.5)

Financing activities:
Increase (decrease) in bank indebtedness	0.7	(1.6)	12.0
Proceeds from issuance of Class 1 preferred shares	—	—	289.5
Proceeds from issuance of debt	—	—	430.0
Repayment of convertible debentures	—	—	(66.0)
Settlement of convertible redeemable preferred shares	—	—	(36.2)
Repayment of redeemable common shares	—	—	(12.9)
Proceeds from issuance (repayment) of warrants	—	15.0	(20.0)
Repayment of capital lease liabilities	—	—	(1.8)
Repayment of long-term debt	(11.9)	(1.0)	(9.6)
Share issue costs	—	—	(3.0)
Payment of litigation settlement obligation	—	—	(4.5)
Deferred financing costs	(1.8)	(2.1)	(9.9)
Proceeds from transfer of receivables	—	10.9	—
Proceeds from issuance of common shares	0.2	0.1	0.8
Proceeds from repayments of employee share purchase loans	1.1	0.2	—

Net cash provided by (used in) financing activities	(11.7)	21.5	568.4

Effect of exchange rate changes on cash and cash equivalents	(0.6)	0.7	(0.1)

Decrease in cash and cash equivalents	(10.9)	(2.2)	(14.0)

Cash and cash equivalents, beginning of period	46.6	35.7	33.5

Cash and cash equivalents, end of period	$35.7	$33.5	$19.5

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except share and per share amounts)
1.	BACKGROUND AND NATURE OF OPERATIONS

Mitel Networks Corporation (the “Company”) is a leading provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of industry vertical markets, including education, government, healthcare, hospitality and retail in the United States (“US”), Europe, Middle East and Africa, Canada, Caribbean and Latin America, and Asia-Pacific regions.

The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Communications Systems Division of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation. On August 16, 2007, the Company acquired Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions.

2.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with US generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements.

Certain reclassifications have been made to the 2006 and 2007 financial statements to conform to the 2008 presentation. The most significant change was a revision in the Company’s allocation of revenues and cost of revenues from a product and service group presentation, to telecommunications and network services.

Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.

a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation. The financial statements include the results of operations of Inter-Tel (Delaware), Incorporated, from the date of acquisition (August 16, 2007) through April 30, 2008.

b) Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, contingencies, other accruals, lease recourse liability, warranty costs, sales returns, pension costs, taxes, goodwill and impairment assessments, purchase price allocation, estimated useful lives of intangible assets and equipment, asset valuations, and the valuation of stock options, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

c) Foreign Currency Translation

The parent company’s functional currency is the U.S. dollar and the consolidated financial statements of the Company are prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as other comprehensive income.

Monetary assets and liabilities denominated in currencies foreign to the functional currency of each entity, are translated into functional currency using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses resulting from the translation of these accounts are included in the determination of income for the period. During fiscal 2008, the Company recorded a foreign exchange gain of $0.8 (2006 — $0.4 gain; 2007 — $0.3 loss).

d) Revenue Recognition

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

In a transaction containing a sales-type lease, hardware revenues are recognized at the present value of the payments allocated to the hardware lease element at the time of system sale in accordance with Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases. Revenues from software, including applications, upgrades, software support, and embedded software, are deferred and recognized over the period of support in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition. Revenues from sales-type leases are allocated between hardware and software elements based on management’s best estimate of relative fair values.

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

The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. Sales to the Company’s resellers do not provide for return or price protection rights, while sales to distributors provide for such rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

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

Resale of long distance

Revenue is recognized from long distance resale services as services are provided.

Sales leases

For sales-type lease accounting, the Company follows guidance provided by SFAS 13, Accounting for Leases and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement No. 125. The Company records the discounted present values of minimum rental payments under sales-type leases as sales, net of provisions for continuing administration and other expenses over the lease period. The Company records the lease sales at the time of system sale and installation pursuant to SEC Staff Accounting Bulletin No. 104, for sales to end user customers, and upon receipt of the executed lease documents. The costs of systems installed under these sales-leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales. The Company establishes and maintains reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the period represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of Sales-Lease Receivables on the balance sheet, or included in lease recourse liability on the consolidated balance sheet for the estimated recourse liability for lease streams sold.

e) Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.

f) Restricted Cash

Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.

g) Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. Additional reserves or allowances for doubtful accounts are recorded for sales-type leases, discussed in note d) Sales Leases. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. The Company regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances needed. Consideration is given to accounts in excess of 60 days old as well as other risks in the more current portion of the accounts included.

h) Inventories

Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

i) Transfer of Receivables

Transfers of accounts receivable are accounted for as sales if the terms of the transfer meet the criteria for surrender of control under FASB Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement No. 125”. The Company entered into an agreement on April 30, 2007 under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on Canadian dollar receivables and 10.25% on US dollar receivables. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale.

j) Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the impairment, the Company compares projected and undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted net cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management’s evaluation.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

k) Goodwill and Intangible Assets

Intangible assets include patents, trademarks, customer relationships and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over a period of two to eight years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. In assessing the impairment, the Company compares the fair value of the reporting unit, including goodwill, with their carrying amounts. If the fair value exceeds the carrying amount of the reporting unit, no impairment charge is recorded. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management’s evaluation. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of the balance sheet dates.

l) Derivative Financial Instruments

The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. Derivative instruments that are not designated as accounting hedges, are originally recorded at fair market value with subsequent changes in fair value recorded in other income (expense) during the period of change. For derivative instruments that qualify for hedge accounting, and are designated as a cash flow hedge, gains or losses for the effective portion of the hedge are initially reported as a separate component of other comprehensive income (loss) and subsequently recorded into earnings when the hedged transaction occurs or when the hedge is no longer deemed effective in according with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss) in the period in which the changes occur. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit. In fiscal 2008, the Company entered into an interest rate swap to limit the impact of changes in LIBOR rates related to the merger financing debt. As described in Note 29, the derivative was designated as a cash flow hedge.

As explained in Note 23, the Company issued convertible, redeemable preferred shares to investors in fiscal 2004. The preferred shares gave the investors the right, at any time after five years to redeem the shares for cash. The redemption amount was equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualified as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. Throughout the period to redemption, the embedded derivative was marked to market with changes in value recorded in the Consolidated Statements of Operations. When the convertible, redeemable preferred shares were redeemed on August 16, 2007 in connection with the merger transaction described in Note 3, the derivative liability was reversed from the Company’s balance sheet as further described in Note 22 and Note 23.

An embedded derivative also exists within the Class 1 convertible, redeemable preferred shares issued on August 16, 2007, as described further in Note 22, since the holders of the preferred shares have the ability to receive cash equal to the value of shares into which the instrument converts after 7 years. As such, the derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

m) Income Taxes

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

n) Research and Development

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.

o) Defined Benefit Pension Plan

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

p) Stock-Based Compensation Plan

The Company has a stock-based compensation plan described in Note 25. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price at least equal to fair market value of the shares at the date of grant.

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

On May 1, 2006, the Company adopted Statement No. 123(R), Share-Based Payment (“SFAS 123R’’), which supercedes SFAS 123 and APB 25, and also applied the provisions of SAB 107 in its adoption of SFAS 123R. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The Company has applied the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period for the entire award. In accordance with the prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

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

In accordance with SFAS 123(R) and SAB 107, the Company is no longer able to use the minimum value method of measuring equity share options and so has estimated the volatility of its stock using historical volatility of comparable public companies. The Company will continue to use the volatility of comparable companies until historical volatility is relevant to measure expected volatility for option grants.

The assumptions used in the Black Scholes option-pricing model are summarized as follows:

	April 30, 2007	April 30, 2008

Risk-free interest rate	4.1%	4.1%
Dividends	0%	0%
Expected volatility	86.6%	76.0%
Annual forfeiture rate	15%	10%
Expected life of the options	5 years	5 years
Fair value per option	$0.77	$0.83
Based on these assumptions, share based compensation expense reduced the Company’s results of operations by $1.9 for the year ended April 30, 2008 (2007 — $0.3). Changes in the subjective input assumptions can, however, materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable results.

q) Net Loss per Common Share

Basic loss per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares, as well as other charges and credits to deficit resulting from the settlement of the redeemable common and redeemable preferred A and B shares in fiscal 2008. Diluted loss per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

r) Other Comprehensive Loss

Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, changes in the unfunded status of the pension plan, and changes in the fair value of the effective portion of cash flow hedges where the hedged item has not yet been recognized in income.

s) Advertising Costs

The cost of advertising is expensed as incurred, except for cooperative advertising obligations, which are expensed at the time the related sales are recognized and the advertising credits are earned. Cooperative advertising obligations are classified as a revenue reduction or cost of sale in accordance with Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2008, the Company incurred $16.0 in advertising costs (2006 — $10.3; 2007 — $8.3). During fiscal 2008, the Company incurred $4.7 in cooperative advertising obligations (2006 — $4.6; 2007 — $3.3).

t) Product Warranties

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

u) Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was originally intended to be effective for all companies in fiscal years beginning after December 15, 2006. In February 2008, however, the FASB issued a staff position deferring the effective date for non-public companies until periods beginning after December 15, 2007. The Company meets the definition of a non-public company as defined in the FSP and is therefore not required to adopt requirements of FIN 48 until fiscal 2009. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued a staff position (FSP) that would defer SFAS 157’s effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 1, 2008. The Company is currently evaluating the requirements of SFAS 157, and has not yet fully determined the impact, if any, on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141 and significantly changes the accounting for business combinations. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that (1) acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred; (2) noncontrolling interests (formerly known as “minority interests”) be valued at fair value at the acquisition date; (3) in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; (4) restructuring costs associated with a business combination be expensed subsequent to the acquisition date; and (5) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and will be effective for business combinations that are entered into after May 1, 2009. Earlier adoption is not permitted.

In December 2007, the FASB issued Statement of Financial Accounting Standards No 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), Disclosures about Derivative Instruments and Hedging Activities. SFAS 161 requires companies to expand their disclosure on derivatives to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives so that users can understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 will have on its consolidated financial statements.

In April 2008, the FASB issued FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect this staff position to have a significant impact on its results of operations and financial condition.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”, which addresses the accounting for convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. The FSP clarifies that: (1) convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, are not considered debt instruments within the scope of APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, and (2) issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance of the instrument between the liability component and the equity component. The FSP is effective for fiscal years beginning after December 15, 2008 and would need to be applied retrospectively to all past periods presented even if the instrument was extinguished as of the FSP’s effective date. This FSP is not considered applicable to the convertible debentures that were extinguished by cash settlement in fiscal 2008 since there was no conversion prior to settlement, and is not applicable to the redeemable class A, class B or Class 1 preferred shares since all qualify as mezzanine equity and are outside the scope of SFAS 150.

Effective fiscal 2008, the Company adopted FASB Statement No 155 Accounting for Certain Hybrid Financial Instruments. The adoption of this accounting pronouncement did not have a material impact on the Company’s results of operations, financial condition or cash flows.

3.	MERGER TRANSACTION

On August 16, 2007, the Company acquired all of the outstanding shares of Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions, for US$25.60 per Inter-Tel share in cash representing a total purchase price of approximately $729.9.

In order to finance the acquisition, the Company issued 307,087 new Class 1 preferred shares (Note 23), and received gross cash proceeds of $300.0 from a seven year senior secured first lien credit agreement (Note 17), and cash proceeds of $130.0 from an eight year senior secured second lien credit agreement (Note 17). The combined proceeds, along with $195.8 of Inter-Tel’s cash, were used to consummate the purchase of Inter-Tel, retire all existing convertible notes, fund secondary selling by certain shareholders and terminate the put rights held by the holders of the 10,000,000 redeemable common shares and the redeemable preferred shares described in Notes 21 and 23.

Changes in the Company’s debt and equity structure arising from the merger transaction were as follows:
i)	each existing Series A Preferred Share, as described in Note 23, was amended and converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share, the entire class of shares was subsequently deleted from the Company’s articles of incorporation

ii)	each existing Series B Preferred Share, as described in Note 23, was converted into 1.682 common shares before it was partially redeemed for cash and the entire class of shares was subsequently deleted from the Company’s articles of incorporation

iii)	the $55.0 of convertible notes, as described in Note 18, were repaid with $66.0 of cash plus accrued interest, and the warrants issued in connection with the convertible notes were modified as described further in Note 24 (iv)

iv)	each existing redeemable common share, as described in Note 21, was purchased for cancellation

v)	the warrants issued for $15.0 on September 21, 2006, as described in Note 24 (v), were repurchased for $20.0
The aggregate consideration for the merger transaction, including direct acquisition costs of $12.2, totaled approximately $742.1. The acquisition was accounted for in accordance with SFAS 141 Business Combinations, where the deemed purchase price was allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values on the acquisition date, and any excess purchase price allocated to goodwill. The values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained in the 12-month period following the date of acquisition. Such additional information could result in adjustments being made to goodwill.
The following is a summary of the purchase price allocation as of the acquisition date:

Purchase Price
Allocation

Tangible assets:
Current assets	$326.0
Property, plant and equipment	35.0
Net investment in sales-leases	33.6
Other assets	37.9

Total tangible assets acquired	432.5

Liabilities:
Current liabilities	121.1
Long-term income taxes payable	114.2
Other liabilities	55.2

Total liabilities assumed	290.5

Fair value of net tangible and monetary assets	142.0

In-process research and development	5.0

Intangible assets:
Customer relationships	99.7
Developed technology	78.8
Trade name	2.3

180.8

Goodwill	414.3

Purchase Price, including acquisition costs	$742.1

The Company allocated $180.8 million to intangible assets (including customer relationships, developed technology and trade name) based on management’s best estimate. These intangible assets are being amortized over their weighted-average estimated useful lives of 8 years, 8 years and 2 years, respectively. In addition, the Company allocated $5.0 million to in-process research and development, which was expensed during the year ended April 30, 2008.
The goodwill was allocated to each reportable segment, whereby $369.1 was allocated to U.S. and $45.2 was allocated to EMEA. None of the goodwill, intangibles or in-process research and development amounts are expected to be deductible for tax purposes.
The primary reason for the acquisition, and the factors that contributed to the recognition of goodwill, relate to Inter-Tel’s managed service offerings and developed network across the U.S. that, when combined with Mitel’s product portfolio, existing customers, and global reach, could position the combined Company as a leading provider of unified communications solutions. The merger creates a larger company that enables access to new growth opportunities and the ability to expand from the SMB sector into the large business IP communications market.
Inter-Tel’s results of operations are included in the income statement of the combined entity as of the date of acquisition. The following unaudited pro forma financial information presents the Company’s results for the years ended April 30, 2007 and April 30, 2008, as if the Inter-Tel acquisition had occurred at the beginning of each period:

	April 30, 2007	April 30, 2008

Revenue	$825.3	$825.7
Net income (loss)	$(32.3)	$(12.3)
Earnings (loss) per common share — basic	$(0.60)	$(0.50)
Earnings (loss) per common share — diluted	$(0.60)	$(0.50)

These pro forma results have been prepared for comparative purposes only and include the following adjustments:
•	Additional estimated depreciation and amortization expense as a result of identifiable intangible assets arising from the acquisition

•	Additional interest expense on first and second liens, bearing interest at LIBOR. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.5

•	Reduction in interest expense on convertible notes, bearing interest at LIBOR, that were paid off as a result of the acquisition. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.1

•	Elimination of fair value adjustment on derivative liability embedded in preferred A and B shares that were redeemed and converted immediately prior to the acquisition

•	Tax provision based on consolidated tax rate of 30%
The pro forma results include non-recurring charges such as in-process research and development expense, and acquisition related expenses incurred by Inter-Tel including SFAS 123R and proxy costs for $4.6 and $6.3, and $1.1 and $3.5, for the years ended April 30, 2007 and April 30, 2008 respectively.

The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods and are not necessarily representative of future results.

As part of its integration efforts, the Company implemented restructuring actions throughout the year, which resulted in the termination of employees across functional groups and around the world and the closure of certain facilities. In accordance with EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the Company recorded liabilities of $8.1 consisting of $7.6 for employee separation costs and $0.5 to the closure of redundant facilities. Payment of the $2.8 balance remaining at April 30, 2008 is expected to be complete by the end of fiscal 2009. The liability will be subject to refinement until the end of the first quarter of fiscal 2009 and could therefore impact the purchase price allocation. Integration, merger and related costs are described further in Note 5. Other restructuring actions that have not been included in the purchase price allocation are also described further in Note 5.

4.	RELATED PARTY TRANSACTIONS

As at April 30, 2007 and April 30, 2008, amounts receivable from related parties were $0.8 and $0.4 which are included with other current assets, and amounts payable to related parties were $23.0 and $13.8 respectively. Significant related party transactions with companies controlled by or related to Dr. Terence Matthews (a “Major Shareholder”), not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations

On August 31, 2001, the Company recorded a loss on the sale of its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Major Shareholder holds a significant interest. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates. In fiscal 2007, Mitel successfully subleased certain areas of the vacated premises to new tenants, and accordingly, recorded a reversal of $1.0 against the loss. In fiscal 2008, it became evident that sublease income that was included in previous estimates would no longer be realized, and as a result an additional loss of $1.0 was recorded.

In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge provided certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement was for six years with an extended term expiring on June 20, 2008. The Company entered into a replacement agreement with BreconRidge which became effective June 30, 2008. Under the terms of the initial supply agreement, BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During fiscal 2008, the Company purchased $83.9 of products and services (2006 — $101.4; 2007 — $91.0) and sold $3.0 of raw material inventory (2006 — $0.4; 2007 — $2.1) under this agreement. As of April 30, 2008, balances payable pursuant to this agreement amounted to $14.0 (April 30, 2006 — $24.0; April 30, 2007 — $24.2) and balances receivable pursuant to this agreement amounted to $0.9 (April 30, 2006 — $0.7; April 30, 2007 — $2.8).

Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2008, manufacturing tools purchased from BreconRidge amounted to $0.3 (2006 — $0.9; 2007 — $0.2).

On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2008, the Company provided services valued at $0.1 under these agreements (2006 — $0.5; 2007 — $0.2).

Leased properties

In March 2001 the Company and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by the Major Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“U.K.”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement was for a term of five years expiring on August 31, 2006. In August 2005, the building in the U.K. was sold to an unrelated third party. In August 2006, the Ottawa sublease expired and was not renewed. Accordingly, the Company no longer receives rental income from BreconRidge for either facilities in the U.K. or Ottawa.

See Note 19 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2008, balances due from the company controlled by the Major Shareholder and related to the lease agreement amounted to $0.4 (April 30, 2006 — $0.4 due to; April 30, 2007 — $0.6 due to).

Financing

During fiscal 2007, the Company borrowed funds to fund short term working capital requirements from Wesley Clover Corporation, a company controlled by the Major Shareholder. The promissory notes bore interest at three-month LIBOR plus 5% and the interest expense incurred on these related party loans during the year amounted to $0.1. The amount borrowed never exceeded $5.0 at any one time, all funding was repaid within the year and there was no balance payable at April 30, 2007 or April 30, 2008.

During fiscal 2008, and as described in more detail in Note 24 (v), the warrants issued for $15.0 to Wesley Clover on September 21, 2006 were repurchased for $20.0 cash. Subsequent to this repayment, Wesley Clover received 13,500 Class 1 Preferred shares in exchange for $13.5 of cash. The terms and rights associated with these preferred shares are outlined in Note 23.

Prepaid License and Investment Agreement

On April 25, 2006, the Company entered into an agreement with Natural Convergence Inc (“NCI”), a company in which the Major Shareholder has an ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0. The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001.

Under this agreement, the Company purchased $0.3 of prepaid software licenses and $0.9 of convertible debentures during fiscal 2007. The $0.3 of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 in November 2006, the Company’s entire $0.9 balance of debentures and $0.1 accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2007 and April 30, 2008, the Company had a combined ownership of 5.6% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 investment recorded on the balance sheet at April 30, 2007 and April 30, 2008 has been accounted for using the cost method.

In addition to the license and financing agreement described above, the Company also purchased $0.7 of products and services from NCI for the year ended April 30, 2008 (2006 — $0.3, 2007 — $2.1). The related net balance payable at April 30, 2008 was $0.1 (April 30, 2006 — $0.2; April 30, 2007 — $0.5).

Other

In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled at that time by the Major Shareholder, to broaden its product portfolio and its distribution channel. The strategic alliance and global distribution agreements terminated on March 31, 2005 and October 31, 2005 respectively. During fiscal 2008, the Company therefore had no purchases of products and services (2006 — $0.3; 2007 — $0.1) from March Networks and had no balances payable at April 30, 2008 (April 30, 2006 — $0.1; April 30, 2007 — $nil).

Other sales to and purchases from companies related to the Major Shareholder and arising in the normal course of the Company’s business were $0.6 and $2.8 respectively for the year ended April 30, 2008 (2006 — $0.4 and $3.6 respectively; 2007 — $0.6 and $3.0 respectively). The net balances payable as a result of these transactions was $0.8 at April 30, 2008 (April 30, 2007 — $0.8).

5.	SPECIAL CHARGES

During fiscal 2006 the Company recorded pre-tax special charges of $5.7. The components of the charge include $5.7 of employee severance and benefits incurred in the termination of 84 employees around the world, $0.8 of accreted interest related to lease termination obligation and a reversal of $0.8 related to a new sublease of a facility previously provided for in special charges. Payment of the workforce reduction liabilities was completed during fiscal 2007. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities as of April 30, 2006.

During fiscal 2007, the Company recorded pre-tax special charges of $9.3 as a result of continuing efforts to improve the Company’s operational efficiency and realign its business to focus on IP-based communications solutions. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 129 employees around the world, $0.4 of accreted interest related to lease termination obligations and $0.2 related to additional lease terminations in the period. Payment of workforce reduction liabilities was completed during fiscal 2008. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.0 representing the long-term portion of the lease obligation has been recorded under long term liabilities as of April 30, 2007.

During fiscal 2008, the Company recorded pre-tax special charges of $8.6 as a result of actions post acquisition of Inter-Tel in order to improve the Company’s operational efficiency and realign its business segments. The components of the charge include $4.3 of employee severance and benefits incurred in the termination of 74 employees around the world, $0.9 of accreted interest related to lease termination obligations and $3.4 related to additional lease terminations in the period. Payment of workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $5.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities.

The following table summarizes details of the Company’s special charges and related reserve during fiscal 2006, fiscal 2007 and fiscal 2008:

		Lease Termination
Description	Workforce Reduction	Obligation	Total

Balance of provision as of April 30, 2005	$1.8	$5.6	$7.4

Fiscal 2006:
Charges	5.7	0.8	6.5
Adjustments	—	(0.8)	(0.8)
Cash payments	(6.0)	(1.3)	(7.3)
Foreign currency impact	0.2	(0.3)	(0.1)

Balance of provision as of April 30, 2006	$1.7	$4.0	$5.7

Fiscal 2007:
Charges	8.7	0.6	9.3
Cash payments	(9.5)	(1.0)	(10.5)
Foreign currency impact	0.3	0.4	0.7

Balance of provision as of April 30, 2007	$1.2	$4.0	$5.2

Fiscal 2008:
Charges	4.3	4.3	8.6
Cash payments	(4.4)	(2.3)	(6.7)
Foreign currency impact	—	0.2	0.2

Balance of provision as of April 30, 2008	$1.1	$6.2	$7.3

Integration costs and merger-related expenses

Integration and merger-related transaction expenses for the year ended April 30, 2008 totaled $7.4 and principally consisted of legal and consulting fees incurred in the period relating to the acquisition of Inter-Tel, as well as other incremental and non-recurring internal costs directly related to the acquisition.

6.	SEGMENT INFORMATION

General description

Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration. The

Company’s reportable segments are represented by the four geographic areas: United States, Canada and Caribbean and Latin America (CALA), Europe, Middle East and Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business.

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

Business segments

Financial information by geographic area for fiscal years 2006, 2007 and 2008 is summarized below. External revenues are attributed to geographic area based on sales office location.

	United	Canada and			Corporate
	States	CALA	EMEA	Asia Pacific	and Other	Total

Fiscal 2006
Revenue
Telecommunications	$178.5	$43.6	$156.3	$8.7	$—	$387.1
Network services	—	—	—	—	—	—

	178.5	43.6	156.3	8.7	—	387.1
Contribution margin	73.9	17.1	52.1	0.6	—	143.7
Shared and unallocated costs	—	—	—	—	(150.4)	(150.4)

Operating income (loss)	$73.9	$17.1	$52.1	$0.6	$(150.4)	$(6.7)

Fiscal 2007
Revenue
Telecommunications	$161.6	$49.4	$162.4	$11.5	$—	$384.9
Network services	—	—	—	—	—	—

	161.6	49.4	162.4	11.5		384.9
Contribution margin	63.0	20.0	51.2	1.9	—	136.1
Shared and unallocated costs	—	—	—	—	(169.4)	(169.4)

Operating income (loss)	$63.0	$20.0	$51.2	$1.9	$(169.4)	$(33.3)

Fiscal 2008
Revenue
Telecommunications	$359.9	$51.8	$216.4	$14.0	$—	$642.1
Network services	49.9	—	—	—	—	49.9

	409.8	51.8	216.4	14.0	—	692.0
Contribution margin	162.7	18.9	81.6	2.5	—	265.7
Shared and unallocated costs	—	—	—	—	(272.8)	(272.8)

Operating income (loss)	$162.7	$18.9	$81.6	$2.5	$(272.8)	$(7.1)

Geographic information
Revenues from external customers are attributed to the following countries based on location of the customers.

	2006	2007	2008

Canada	$30.9	$37.6	$40.5
United States	178.9	161.9	409.3
United Kingdom	130.2	129.0	170.5
Other foreign countries	47.1	56.4	71.7

	$387.1	$384.9	$692.0

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2007			April 30, 2008
	Property and		Intangible and	Property and		Intangible and
	Equipment	Goodwill	Other Assets	Equipment	Goodwill	Other Assets

Canada	$11.6	$4.2	$3.3	$10.8	$4.2	$4.0
United States	1.1	0.9	—	13.1	415.0	159.0
United Kingdom	3.6	1.7	—	2.8	1.7	5.0
Other foreign countries	0.2	—	—	0.3	—	—

	$16.5	$6.8	$3.3	$27.0	$420.9	$168.0

Concentrations

The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company’s revenue for the periods ended April 30, 2008 and April 30, 2006. For the period ended April 30, 2007, sales of $48.4 were made to one customer in the United States and accounted for more than 10 percent of the Company’s revenue.

As a result of the disposal of the manufacturing operations described in Note 4, BreconRidge manufactures a significant portion of the Company’s products. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2008, there was excess inventory of $2.9 (2007 — $4.0) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.

7.	DIVESTITURES

Sale of U.K. land and building

On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2007 and April 30, 2008 was $4.9 and $4.3 respectively. The provision for income taxes in fiscal 2006 relating to the sale of the land and buildings was $0.9 (£0.6).

Sale-Leaseback of Reno Facility

In the fourth quarter of fiscal 2008, the Company sold an office building and surrounding land located in Reno, Nevada. The Company also signed an agreement to lease back the building for a ten year period, with options for two five year extensions at current market rates. The sales price was $20.2, of which $19.7 was received in cash. The remaining $0.5 will only be received if certain water rights are subsequently obtained by the purchaser. The contingent portion of the purchase price has not been recognized as of April 30, 2008 due to uncertainty of collection. The carrying value of the building at the date of sale was approximately $19.5, resulting in a net gain on sale of approximately $0.2. The provision for income taxes irelating to the sale of the land and buildings was $4.5.

8.	RECEIVABLES PURCHASE AGREEMENT

On April 30, 2007, the Company entered into an agreement under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on Canadian dollar receivables and 10.25% on US dollar receivables. Under the Agreement, the Company will continue to service, administer and collect the pool of accounts receivable without a fee, on behalf of the purchaser and, in certain events of breach can be required to repurchase the receivables. The Agreement is guaranteed by the Company’s Major Shareholder, for which a fee of $0.012 was paid, and $1.9 was recorded as restricted cash in connection with the agreement. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale. The agreement does not provide the financial institution with the right to pledge or resell the transferred receivables. The Company remitted all amounts outstanding at the close of the Merger Transaction. The Company did not transfer any of its receivable balances in fiscal 2008.

9.	OTHER CURRENT ASSETS

The following are included in other current assets as of April 30, 2007 and April 30, 2008.

	April 30, 2007	April 30, 2008

Prepaid expenses and deferred charges	$11.7	$21.4
Other receivables, including related party receivables	12.4	26.2
Service inventory	6.9	9.3

	$31.0	$56.9

Included in other receivables are unbilled receivables of $23.2 as of April 30, 2008 (2007 — $9.5).
10.	INVENTORIES

	April 30, 2007	April 30, 2008

Raw materials and work in process	$3.7	$6.2
Finished goods	20.1	57.8
Less: provision for inventory	(4.0)	(14.9)

	$19.8	$49.1

11.	NET INVESTMENT IN SALES TYPE LEASES

Net investment in sales-leases represents the value of sales-leases presently held under the TotalSolutionSM program. The Company currently sells the rental payments due to the Company from some of the sales-leases. The Company maintains reserves against its estimate of potential recourse for the balance of sales-leases and for the balance of sold rental payments remaining unbilled. The following table provides detail on the total net balances in sales-leases:

April 30,
2008

Lease balances included in consolidated accounts receivable, net of allocated allowances of $3.0 in 2008	$9.5
Net investment in Sales-Leases:
Current portion, net of allowances of $1.5 in 2008	23.4

April 30,
2008

Long-term portion, includes residual amounts of $1.3 in 2008; net of allowances of $1.9 in 2008	34.2

Total investment in Sales-Leases, net of allowances of $6.4 in 2008	67.1

Sold rental payments remaining unbilled (subject to limited	234.3
recourse provisions), net of lease recourse liability reserves of $13.3 in 2008

Total balance of sales-leases and sold rental payments remaining unbilled, net of allowances and reserves	$301.4

Total allowances and reserves for entire lease portfolio (including lease recourse liabilities)	$19.7

Reserve levels are established based on portfolio size, loss experience, levels of past due accounts and periodic, detailed reviews of the portfolio. Recourse on the sold rental payments is contractually limited to a percentage of the net credit losses in a given annual period as compared to the beginning portfolio balance for a specific portfolio of sold leases. While the Company’s recourse is limited, the Company maintain reserves at a level sufficient to cover all anticipated credit losses. The aggregate reserve for uncollectible lease payments and recourse liability represents the reserve for the entire lease portfolio. These reserves are either netted from consolidated accounts receivable, netted against current or long-term “investment in sales-leases” or included in long-term liabilities for sold rental payments remaining unbilled. Sales of rental payments per period:

Period Ended
April 30, 2008

Sales of rental payments	$69.7
Sold payments remaining unbilled at end of year	$247.6

Sales of rental payments represents the gross selling price or total present value of the payment stream on the sale of the rental payments to third parties. Sold payments remaining unbilled at the end of the year represents the total balance of leases that is not included in our balance sheet. The Company does not expect to incur any significant losses in excess of reserves from the recourse provisions related to the sale of rental payments. The Company is compensated for administration and servicing of rental payments sold.

At April 30, 2008, future minimum lease payments related to the sold rental streams remaining unbilled are: 2009 — $87.4, 2010 — $71.5, 2011 — $49.5, 2012 — $28.3, 2013 — $10.9.

At April 30, 2008, future minimum lease receipts due from customers related to the lease portfolio included in our April 30, 2008 balance sheet are: 2009 — $26.0, 2010 — $13.6, 2011 — $9.1, 2012 — $6.2, 2013 — $4.8.

12.	PROPERTY AND EQUIPMENT

	April 30,	April 30,
	2007	2008

Cost:
Equipment	$69.9	$82.5

	69.9	82.5

Less accumulated depreciation
Equipment	53.4	55.5

	$16.5	$27.0

As of April 30, 2008, equipment included leased assets with cost of $6.6 (2007 — $6.2) and accumulated depreciation of $4.1 (2007 — $2.8) and equipment utilized in the provision of Managed Services (see Note 2(d)) with cost of $7.4 (2007 — $7.5) and accumulated depreciation of $6.8 (2007 — $6.6). Depreciation expense recorded in fiscal 2008 amounted to $13.5 (2006 — $8.6; 2007 — $7.1).

13.	GOODWILL

	April 30,	April 30,
	2007	2008

Balance, beginning of the period	$6.0	$6.8
Goodwill acquired — Inter-Tel	—	414.3
Foreign currency impact	0.8	(0.2)

Balance, end of period	$6.8	$420.9

Except for the year of acquisition, the Company performs its impairment tests of goodwill annually on January 31 in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. The Company concluded that there was no impairment since the fair value determinations of the reporting units were found to exceed the carrying values in fiscal 2007 and fiscal 2008.

14.	INTANGIBLE AND OTHER ASSETS

	April 30,	April 30,
	2007	2008

Cost:
Patents, trademarks and other	$6.9	$8.9
Customer relationships	—	99.7
Developed technology	—	78.8
Trade name	—	2.3

	6.9	189.7

Less accumulated amortization
Patents, trademarks and other	3.6	4.9
Customer relationships	—	9.0
Developed technology	—	7.0
Trade name	—	0.8

	3.6	21.7

	$3.3	$168.0

During fiscal 2008, the Company recorded approximately $180.8 of intangible assets related to the acquisition of Inter-tel. The amount represents the fair value of the customer relationships, developed technology, and trade name. The intangible assets have a weighted-average useful life of 8 years, 8 years and 2 years.

Amortization of intangible and other assets was $1.7, $1.9 and $18.1 each in fiscal 2006, fiscal 2007, and fiscal 2008 respectively. The estimated amortization expense related to intangible assets in existence as of April 30, 2008, over the next five years is as follows: fiscal 2009 — $25.5; fiscal 2010 — $24.1; fiscal 2011 — $23.1; fiscal 2012 — $23.1 and fiscal 2012 — $22.6. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

15.	BANK INDEBTEDNESS

The Company’s UK subsidiary has indemnity facilities totaling $1.9 (£1.0) available for letters of credit and other guarantees, $0.3 of which has been drawn at April 30, 2008 (April 30, 2007 — $0.9). The indemnity and credit facilities are unsecured.

On August 16, 2007, in connection with the merger transaction described in Note 3, the Company secured a five-year, $30 million revolving credit facility, $12.0 of which was drawn at April 30, 2008. Under the revolving credit facility, borrowings are available in both U.S dollars and Canadian dollars, and include letters of credit. The revolving credit facility bears interest at LIBOR plus 3 1/4% and is fully secured by the Company’s assets. During fiscal 2008 LIBOR ranged from 2.9375% to 4.9375%.

Amounts appearing in bank indebtedness as of April 30, 2007 and April 30, 2008 represent credit book balances resulting from an excess of outstanding cheques over funds on deposit where a right of offset does not exist.

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 30,
	2007	2008

Trade payable	$40.0	$40.2
Employee-related payables	14.0	36.8
Restructuring, warranty and other provisions	5.1	11.4
Receivables purchase obligation	12.8	—
Other accrued liabilities	26.9	65.5

	$98.8	$153.9

17.	LONG-TERM DEBT

	April 30,	April 30,
	2007	2008

First lien, interest at LIBOR plus 3 1/4%, payable quarterly, 7 year term maturing August 16, 2014, secured by all Company assets	$—	$289.9
Second lien, interest at LIBOR plus 7%, payable upon maturity, 8 year term maturing August 16, 2015, secured by all Company assets	—	129.7
Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from 8 to 36 months, secured by the leased assets	4.0	3.1
Note payable, at interest of 7.5%, payable in monthly installments, maturing May 2015	—	0.4

	4.0	423.1
Less: current portion	1.9	2.4

	$2.1	$420.7

On August 16, 2007, the Company borrowed, from a syndicate of lenders, $300 million under a seven-year term First Lien Credit Agreement and $130 million under an eight-year Second Lien Credit Agreement. In addition, as part of the transaction, the Company secured a five-year, $30 million revolving credit facility, as described in Note 15. All three credit agreements bear interest based on LIBOR and are fully secured by all of the Company’s assets. During fiscal 2008 LIBOR ranged from 2.9375% to 4.9375%.

The term loans are repayable in full on their respective maturity dates, but 1% of the first lien’s original balance matures each year in equal quarterly installments until August 16, 2014. All three of the credit agreements have customary default clauses, wherein repayment of one or more of the credit agreements may be accelerated in the event of uncured default. The proceeds from the issuance of equity or debt, and proceeds from the sale of Company assets, as well as excess annual cash flows (as defined in the agreements), may also be required to be used, in whole or in part, to make mandatory prepayments under the First and Second Lien Credit Agreements.

The credit agreements contain affirmative and negative covenants, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, that ranges from 7.10:1 and 2.00:1 depending on the fiscal quarter to which the calculation relates, (c) limitations on the incurrence of subsidiary indebtedness and also the borrowers themselves, (d) limitations on liens, (e) limitations on investments and (f) capital expenditures.

As of April 30, 2008, the Company was in compliance with all of the covenants included in the credit agreements which were applicable at that time.

Interest expense related to capital leases, was $0.2 in fiscal 2008 (2006 — $0.5; 2007 - $0.2). Future minimum lease payments as of April 30, 2008 under capital leases total $3.5 of which $2.1, $0.7, $0.6 and $0.1 relate to fiscal years 2009 to 2012, respectively. Interest costs of $0.4 are included in the total future lease payments.

18.	CONVERTIBLE NOTES

On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes were set to mature on April 28, 2010 and accrued interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a Qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes were entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a Fundamental Change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which was based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO could have been settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium was not based on interest rates or credit risk and therefore was not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative was required to be recorded at fair value separate from the debt host. As at April 30, 2007, and immediately prior to the repayment, management had determined the fair value of the derivative instrument to be nominal.

At any time commencing on or after the later of (i) May 1, 2008 and (ii) the 18 month anniversary of the Lock-Up Expiration Date provided that on each of the 10 consecutive trading days, the closing sale price per share is at least 200% of the conversion price of the notes, the Company had the right to redeem all or any portion of the principal remaining under the notes at a redemption price equal to the principal plus interest accrued to the date of redemption plus the net present value of the remaining interest payments to April 28, 2010. Upon the occurrence of a Fundamental Change, the Company had the right to irrevocably offer to repurchase all or a portion of the notes at a price equal to (i) 125% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs during 18 months after issuance but prior to the consummation of a Qualified IPO, (ii) 120% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the 18 months after issuance but prior to the consummation of a Qualified IPO or (iii) 100% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the consummation of a Qualified IPO. A Fundamental Change includes a consolidation or merger, sale, transfer or assignment of all or substantially all of the Company’s assets, a purchase of more than 50% of the Company’s outstanding common shares, consummation of a stock purchase agreement or other business combination, or reorganization, recapitalization or reclassification of the common shares of the Company, or any event that results in the Principal Shareholder beneficially owning in aggregate less than 115 million of the issued and outstanding shares in the capital of the Company.

The Holders of the notes did not have any voting rights and all payments due under the notes ranked pari passu with all additional notes and were not subordinate to any indebtedness of the Company. The notes were secured by a first priority, perfected security interest over the assets of the Company and over the assets and stock of specific subsidiaries.

In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 24. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $4.5 were incurred in connection with the financing transaction, and were recorded as a deferred charge within the Investments, and Other Assets balance in the Consolidated Balance Sheet.

On August 16, 2007, in connection with the merger transaction described in Note 3 and the financing transactions described in Notes 17 and 23, the Senior Secured Convertible notes were repaid with $66.0 of cash plus accrued interest of $1.7, and the terms of the 16.5 million warrants were amended such that the exercise price decreased from $1.50 to $1.28, the expiration date was extended until August 16, 2012 and the anti-dilution rights were amended to provide the same protection as the shareholders of the Class 1 Preferred shares (described in Note 23). The retirement of the convertible notes and the modification of the warrants resulted in a combined loss of $20.8 comprised of $15.3 relating to the convertible notes carrying value, $2.7 on unamortized deferred debt issue costs and $2.8 on the modification of the warrants.

The following table summarizes the movement in the carrying value of the convertible notes:

	April 30,	April 30,
	2007	2008

Balance, beginning of period	$48.7	$50.2
Accretion of convertible notes to redemption value prior to merger	1.5	0.5
Foreign currency impact	—	—
Settlement upon merger	—	(66.0)
Loss on early extinguishment of debt	—	15.3

Balance, end of period	$50.2	$—

19.	COMMITMENTS AND GUARANTEES

Operating leases

The Company leases certain equipment and facilities under 3rd party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 4). Rental expense and income on operating leases were as follows:

	2006	2007	2008

Rental expense
Arms-length	$8.1	$12.2	$20.1
Related party	6.5	6.6	7.3

Total	$14.6	$18.8	$27.4

Rental income
Arms-length	$0.2	$1.9	$2.2
Related party	2.8	0.7	0.5

Total	$3.0	$2.6	$2.7

Future minimum operating lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2009	$17.1	$9.0	$1.9	$0.2
2010	13.4	9.0	0.3	0.2
2011	10.2	7.5	—	0.1
2012	8.3	—	—	—
2013	7.2	—	—	—
Thereafter	12.0	—	—	—

Total	$68.2	$25.5	$2.2	$0.5

Guarantees
The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):
Product warranties
The Company provides its customers with standard warranties on hardware and software for periods up to fifteen months. The following table details the changes in the warranty liability:

	April 30,	April 30,
	2007	2008

Balance, beginning of period	$2.0	$1.8
Warranty costs incurred	(1.2)	(1.7)
Warranties issued	1.1	1.6
Other	(0.1)	0.7

Balance, end of period	$1.8	$2.4

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

Bid and performance related bonds

The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2007 and April 30, 2008 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2008, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.6 (2007 — $3.6).

20.	CONTINGENCIES

On June 23, 2006, one of the Company’s competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requested damages. On September 8, 2006 the Company filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing on certain of the Company’s patents and also requested damages. The competitor had also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company’s patents are not being infringed by them or are invalid. During fiscal 2007, the Company and the competitor both expressed willingness to settle all litigation claims outside of court, and a final agreement was reached on March 19, 2007. Under the terms of the settlement agreement, the competitor agreed to release the Company from all past infringements and the parties have also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $14.8, representing the present value of $19.7 payable over a 5-year period and discounted using an interest rate of 12%, was recorded during the year ended April 30, 2007 in the consolidated statement of operations. Also included in the litigation settlement charge of $16.3 are legal costs incurred of $1.5. At April 30, 2008, $3.5 (April 30, 2007 - $5.9) had been recorded in accounts payable and accrued liabilities and $8.4 (April 30, 2007 — $10.8) was recorded in the litigation settlement obligation.

On June 27, 2007, the Company filed a suit against one of its competitors alleging that the competitor infringed on a number of Mitel’s patents. The Company is seeking unspecified monetary damages as well as a preliminary injunction. The competitor responded by filing a counterclaim against the Company alleging that the Company infringed on one of its patents, and also filed a related action in the Ontario Superior Court of Justice alleging that Mitel committed trade libel by inter alia issuing a press release that announced the filing of the infringement case in the Eastern District of Texas. Potential damages from the counterclaim and trade libel claim cannot be assessed at this time. The Company has analyzed the patent asserted by the competitor and believes that both the counterclaim and defamation claims are without merit.

On February 27, 2008, the Company issued a statement of claim against one of its customers for non-payment of invoices arising from the provision of hardware, software and services. The customer responded with a counterclaim for a return of amounts paid plus other unquantified costs. The Company believes that the counterclaim is without merit and intends to defend itself vigorously, but is not able to determine the outcome at this point in time.

Prior to the acquisition, certain former distributors of telephone equipment under dealer agreements with Executone, a company whose assets were acquired by Inter-Tel in January 2000, brought suit against Inter-Tel asserting that Inter-Tel was liable for Executone’s breaches of such dealer agreements. The plaintiffs also asserted that Inter-Tel misled them by promising to continue certain Executone lines of products when they had no intention to do so. The plaintiffs have asserted claims for breach of contract and promissory estoppel, and seek compensatory and consequential damages in an unspecified amount. At the time of the acquisition, Inter-Tel was still in the process of evaluating the complaints and was conducting discovery. As at the date of issuing these financial statements, discovery is ongoing and the Company continues to evaluate and defend the case. No amounts have been accrued at April 30, 2008.

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

21.	REDEEMABLE COMMON SHARES

Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006 (the “put date”), Zarlink, a shareholder of the Company, had a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of C$2.85 per common share which translates to a total cash outlay of $25.8 based on April 30, 2007 foreign exchange rates. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. On May 30, 2007, the put date was again extended until the earlier of the completion of the merger transaction described in Note 3, or November 2, 2007.

On August 16, 2007, in connection with the merger transaction and the financing transactions described in Note 3, all of the Zarlink Redeemable common shares were purchased for cancellation for aggregate consideration of $12.9. The difference between the redemption price and the original carrying value of $16.8 plus accreted interest of $2.1, was recorded as a reduction to the accumulated deficit. If the Company completes an acquisition or IPO within twelve months of the refinancing an additional consideration could be payable if the effective price was at least $1.75 per share. If this price was reached the additional consideration would be $3.5 and would increase by 75% of value in excess of $1.75 for each share that Zarlink owned prior to the refinancing. The Company does not expect any additional consideration to be payable.

22.	DERIVATIVE LIABILITY INSTRUMENT

Class 1 Preferred Shares

As further described in Note 23, the Company issued 307,087 and 9,668 Convertible, Redeemable Preferred Shares ((“Class 1 Preferred Shares”) on August 16, 2007 and January 18, 2008. The preferred shares are subject to mandatory conversion upon the closing of a qualified public offering, as defined in Note 23, or at the option of the holder. If a qualified public offering is not complete by August 16, 2014, the Class 1 Preferred Shares will be subject to mandatory redemption for an amount that is the greater of the “Net Accreted Value”, as defined in Note 23, or the value of the common shares into which the Class 1 Preferred Shares are convertible.

Pursuant to EITF 00-19 and SFAS 133, since the holders of the preferred shares have the ability to receive cash for an amount equal to the value of the common shares into which the Class 1 Preferred Shares would convert in the event of a mandatory redemption on August 16, 2014, the entire conversion option must be separately accounted for as a derivative liability. In accordance with SFAS 133, the derivative is originally recorded at fair value, and subsequent changes in fair value are recorded in the Consolidated Statement of Operations. The fair value of the derivative was determined using the lattice-binomial model, and the following assumptions: seven year life, interest rate of 3.00%, volatility of 76.6% and no dividends. At August 16, 2007, January 18, 2008 and April 30, 2008 the fair value of the embedded derivative on a per share basis was determined to be $361.91, $356.60 and $343.27 respectively. The combined change in fair value between the issuance date of the shares and April 30, 2008 of $6.0 was recorded as a gain in the Consolidated Statement of Operations.

Upon closing of a qualified public offering, where the underlying Class 1 Preferred Shares are automatically converted into common shares of the Company, the derivative liability will transfer to equity.

Preferred A and B Shares

As described further in Note 23, since a portion of the redemption price of the preferred A and B shares was indexed to the common share price of the Company, an embedded derivative existed which was bifurcated and accounted for separately, under SFAS 133. The derivative component relating to both the Series A and B Preferred Shares was valued at $70.0 just prior to the merger (April 30, 2007 — $67.3). Upon completion of the merger transaction, the derivative liability was reversed, resulting in a gain in the Company’s consolidated statement of operations of $58.6 and a credit to accumulated deficit of $11.4 for the year ended April 30, 2008.

23.	CONVERTIBLE, REDEEMABLE PREFERRED SHARES

Class 1 Preferred Shares

In connection with the merger transaction described in Note 3, the Company issued 307,087 and 9,668 Class 1 Preferred Shares on August 16, 2007 and January 18, 2008 respectively for cash consideration of $1,000 per share, together with attached common stock purchase warrants. The warrants entitle the holders of the Class 1 Preferred Shares to purchase an aggregate of 22,563,201 common shares of the Company at an exercise price of $1.32 per share. The warrants are immediately exercisable and expire 5 years from the original issuance date. The relative fair value of each warrant on the date of issuance of $0.27 was allocated from the net proceeds on issuance of the shares and is recorded as a component of shareholders’ deficiency.

The holders of the Class 1 Preferred Shares are entitled to non-cumulative dividends if, as and when declared by the Board of Directors of the Company. The amount of any dividends declared is determined as the amount that the holders of Class 1 Preferred Shares would have received by way of dividends paid on the Common Shares had they converted their Class 1 Preferred Shares into Common Shares. No dividends had been declared as of April 30, 2008.

In addition to voting as a class in respect of matters pertaining to that class, the holders of the Class 1 Preferred Shares are entitled to vote together with the Common Shares. Each Class 1 Preferred Share entitles the Class 1 Preferred Holder to the number of votes per share equal to the number of Common Shares that would be issuable on conversion of such Class 1 Preferred Share.

Each Class 1 Preferred Share is convertible at any time, in whole or in part, at the holder’s option without payment of any additional consideration, into a number of common shares that is equivalent to the accreted value of each Class 1 Preferred Share divided by $1.3161. The accreted value of each share is equal to $1,000 per share increasing at the rate of 8% per annum. Accordingly, on the date the Class 1 Preferred Shares were issued, each Class 1 Preferred Share is convertible into 759.8207 Common Shares. On the date that is one year following the date of issuance of the Class 1 Preferred Shares, assuming no other adjustments are applicable, each Class 1 Preferred Share will be convertible into 820.6063 Common Shares.

The Company has the right to require the conversion of the issued and outstanding Class 1 Preferred Shares into common shares at the then-applicable conversion ratio immediately prior to, and conditional upon, the closing of a public offering in which the aggregate gross cash proceeds are not less than $100.0 and in which the Common Shares are listed on and posted for trading, traded or quoted on the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market, provided that the value per Class 1 Preferred Share on an as-converted to Common Shares basis is equal or greater than: (a) 150% of the “Net Accreted Value”, which is defined as $970.35 per share increasing at the rate of 8% per annum, if the public offering is completed within one year after the issuance of the Class 1 Preferred Shares; (b) 175% of the Net Accreted Value if the public offering is completed after the first anniversary but on or before the end of the second anniversary of the issuance of the Class 1 Preferred Shares; or (c) 200% of the Net Accreted Value if the public offering is completed after the second anniversary of the issuance of the Class 1 Preferred Shares.

At any date that is after 5 years and one day from the original issuance date of the Class 1 Preferred Shares, both the Company and the majority holders of the Class 1 Preferred Shares have a right to require the Company to redeem the shares for cash. The Class 1 shares are redeemable by the holders at a redemption amount equal to the “Net Accreted Value” ($970.35 per share increasing at the rate of 8% per annum). The Class 1 shares are redeemable by the Company at a redemption amount equal to the greater of the Net Accreted Value and value of common shares into which the Class 1 Preferred Shares are convertible. At any date after 7 years from the original issuance date, the Class 1 Preferred Shares are subject to mandatory redemption for an amount that is the greater of the Net Accreted Value or the value of common shares into which the Class 1 Preferred Shares are convertible. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing described in Note 17.

The initial value of the Class 1 Preferred Shares of $307.7, after relative fair value allocation of proceeds between the Class 1 Preferred Shares and warrants, is classified in the mezzanine section of the Consolidated Balance Sheet net of the embedded derivative liability described in Note 22. The difference between the initial carrying amount and the redemption amount is being accreted through deficit over the five-year period to redemption using the effective interest method. At April 30, 2008, the amount of accreted interest was $24.4.

The following table summarizes the allocation of the Class 1 Preferred Shares net of share issue costs, among its different elements:

April 30,
2008

Convertible, redeemable preferred shares
Issued for cash	$289.5
Issued in exchange for Series A Preferred shares	18.2
Less: amount allocated to warrants	(6.0)
Less: amount allocated to embedded derivative liability (Note 22)	(114.6)
Less: other issuance costs	(3.0)
Accreted interest	24.4

Carrying value as of April 30, 2008	$208.5

As a condition to completing the Class 1 Preferred Share financing, as well as the debt financing described in Note 17, on August 16, 2007, each existing Series A Preferred Share (as described below) was converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share, and received a return of capital for a total amount of $18.5 (C$20.0). Each existing Series B Preferred Share (also described below) was converted into 1.682 Common Shares, some of which were redeemed in cash for a total of $17.7. Both classes of shares were subsequently and entirely deleted from the Company’s articles of incorporation. As a result of an amendment to the conversion terms of the Series A Preferred Shares made prior to the completion of the Class 1 Preferred Shares financing, the resulting transaction was accounted for as an induced conversion in accordance with EITF D-42. Accordingly, the excess of the fair value of consideration paid over the original conversion terms was recorded as a charge to accumulated deficit in the amount of $30.7, of which $1.4 was allocated to the beneficial conversion feature that was recorded as a deemed dividend upon issuance of the Series A Preferred Shares. The Series B Preferred Shares were converted to common shares in accordance with their original terms which included receiving additional shares in the event of conversion occurring more than two years after the issuance date. The issuance of 10,912,085 additional shares resulted in a beneficial conversion feature of $43.7 recorded as a charge to accumulated deficit. Since one of the Company’s Series B Preferred Shareholders exercised its exclusive right to require the Company to redeem half of its 16,000,000 Series B Preferred Shares, a loss of $12.6 was triggered and charged to accumulated deficit.
Series A Preferred Shares
On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of C$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 24, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of C$1.25 per share. The warrants were immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and was recorded as a component of shareholders’ deficiency. The warrants were not cancelled or modified upon cancellation of the Series A preferred shares on August 16, 2007 and remain exercisable until April 23, 2011.

The Series A Preferred Shares were convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of C$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provided that, if the Company subsequently issued common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares would be reduced accordingly. The Series A Preferred Shares also had the following additional conversion features: i) the shares would automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders converted after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders would also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of C$1.00 per preferred share divided by the fair market value of a common share on the date of conversion; iii) if the shares were converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders would receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price.
At any date after 5 years and one day from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares had a right to require the Company to redeem the shares for cash. The redemption amount would be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders also had a right to request the redemption of the Series A shares upon the exercise of put rights by certain other shareholders of the Company. In the event of an exercise of such put rights, the redemption amount would be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 30, 2007 management had estimated that the fair market value of the preferred shares was C$2.16 per share.
As a portion of the redemption price of the preferred shares was indexed to the common share price of the Company, an embedded derivative existed which was bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $16.0 just prior to the merger (April 30, 2007 — $15.3). Upon completion of the merger transaction, the derivative liability was reversed, resulting in a gain in the Company’s consolidated statement of operations of $4.6 and a credit to accumulated deficit of $11.4.
Series B Preferred Shares
The Series B Preferred Shares carried the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares ranked junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.
The Series B Preferred Shares carried the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.
Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an IPO of its common shares by the put date, one of the Company’s Series B Preferred Shareholders, had the right to require the Company to redeem for cash all or part of its 16,000,000 Series B Preferred Shares held in the Company at a price of C$1.00 per preferred share, plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. As described above, this shareholder exercised its put right on August 16, 2007 and redeemed half of its preferred share rights. The cash redemption triggered a loss of $12.6 that was charged to retained earnings.
At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares had a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares were convertible (other than common shares issuable under additional conversion features). At April 30, 2007 management had estimated that the fair market value of the preferred shares was C$2.16 per share.
As a portion of the redemption price of the preferred shares was also indexed to the common share price of the Company, an embedded derivative existed which had been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $54.0 just prior to the merger (April 30, 2007 — $52.0) and was recorded as a gain in the Company’s consolidated statement of operations upon completion of the merger transaction.
The following table summarizes the movement in the carrying value of the redeemable Series A and B Preferred shares at April 30, 2007 and April 30, 2008:

	Series A	Series B	Total

Carrying value as of April 30, 2006	$8.6	$36.9	$45.5

Fiscal 2007
Accreted interest	2.1	4.9	7.0

Carrying value as of April 30, 2007	$10.7	$41.8	$52.5

Fiscal 2008
Accreted interest pre-merger	0.7	1.4	2.1
Cash redemption	(18.5)	—	(18.5)
Cash redemption (immediately following the exchange of redeemable preferred shares for common shares)	—	(17.7)	(17.7)
Exchange of redeemable preferred shares for common shares upon merger	(5.4)	(38.1)	(43.5)
Exchange of redeemable Series A Preferred Shares for redeemable Class 1 Preferred Shares	(18.2)	—	(18.2)
Deemed dividend relating to beneficial conversion feature recorded upon issuance of Series A Preferred Shares	1.4	—	1.4
Charge to accumulated deficit	29.3	12.6	41.9

Carrying value as of April 30, 2008	$—	$—	$—

24.	WARRANTS

The following table outlines the carrying value of warrants outstanding as of April 30, 2007 and April 30, 2008:

	April 30,	April 30,
	2007	2008

i) Warrants issued/issuable in connection with government funding	$39.1	$39.1

ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0

iii) Warrants issued to financing agent	0.1	0.1

iv) Warrants issued in connection with Senior Secured Convertible Notes	7.7	10.5

v) Warrants issued to Wesley Clover Corporation	15.0	—

vi) Warrants issued in connection with Class 1 Preferred Shares	—	6.0

Total warrants outstanding	$62.9	$56.7

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

As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 totaled 12,887,440 and were issued in fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006 or fiscal 2007. As of April 30, 2008 there are 37,355,518 warrants outstanding and no remaining amounts receivable (April 30, 2007 — $nil).

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

iii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at the earlier of 5 years or an IPO at C$1.00 per share.

iv) As described in Note 18, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO as defined in the warrants, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.

On August 16, 2007, in connection with the merger transaction described in Note 3 and the financing transactions described in Notes 17 and 23, the warrants were amended such that the exercise price per share decreased from USD $1.50 to USD $1.28, the expiration date was extended until August 16, 2012 and the anti-dilution rights were amended to provide the same protection as the shareholders of the Class 1 Preferred shares. As a result of these modifications, the fair value of the warrants was re-measured using the Black-Scholes option pricing model with the following assumptions: additional five year life, interest rate of 4.33 percent, volatility of 77%, strike price of $1.28 and no dividends. The re-measurement expense increased the loss on debt extinguishment by $2.8 and the fair value of the warrants increased accordingly.

v)	On September 21, 2006, the Company issued 15,000 warrants to Wesley Clover for an aggregate purchase price of $15.0. Each of the warrants entitled the holder to purchase the Company’s common shares. The warrants were automatically exercisable, without the payment of any additional consideration, at the time that is either (i) immediately prior to the completion of an initial public offering (ii) immediately prior to a sale of all or substantially all of the Company’s equity to a purchaser for cash or for a mix of cash and shares or (iii) immediately prior to a Fundamental Change as defined in Note 18, but in no event later than September 21, 2008.

The warrants were exercisable at a price per share equal to the lesser of $1,000 divided by (i) 85% of the US dollar price per common share being offered in the initial public offering or upon the change of control event if it occurs in the first 12 months and increasing by 1 1/4% per month thereafter subject to a maximum additional discount of 15%, and (ii) $1.50. In the event of a Fundamental Change, the warrants were exercisable at a price per share equal to $1,000 divided by $1.50. The terms of the warrant do not limit the number of shares that are issuable on conversion.

On August 16, 2007, as a condition to completing the merger and financing transactions described in Note 3, 17 and 23, the warrants were repurchased for $20.0. The $5.0 difference between the repurchase price and the carrying value at the date of repurchase, was recorded as an increase to deficit.

vi) In connection with the issuance of Class 1 Preferred Shares on August 16, 2007 and January 18, 2008, the Company issued to the holders of the Class 1 Preferred Shares warrants to acquire 21,830,508 and 732,693 common shares, respectively, of the Company. The warrants are immediately exercisable at $1.32 and have a five-year life. The relative fair value of each warrant on the date of issuance of $0.27 was determined on a relative fair value basis using a Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 4.71 percent, volatility of 22.79 per cent and no dividends.

25.	SHARE CAPITAL

As at April 30, 2008 the Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Class 1 Preferred Shares and Class 2 Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the Class 1 preferred shares are described further in Note 23 of these financial statements. The Company had not issued any Class 2 Preferred Shares at April 30, 2008.

As described in Note 23, in connection with the merger transaction, 5,359,893 common shares were issued as part of the settlement of the Series A Preferred shares, and 111,478,006 were issued in exchange for Series B Preferred shares. Immediately following the conversion of the Series B Preferred shares, 10,912,085 common shares were redeemed for cash.

Equity offerings and Share Purchase Loans

During fiscal 2008 the Company completed an equity offering to certain employees. The Company issued 1,481,739 common shares at USD $1.32 per share, for total consideration of $2.0, of which $0.7 was received in cash and $1.3 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.

The loans allowing eligible employees up to a maximum of 20,000 Canadian dollars to purchase common shares in the Company. Shares purchased using company loans are secured by the underlying shares, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. In fiscal 2008, outstanding employee share purchase loans receivable, in the amount of $1.2 were recorded against shareholders’ deficiency. Minimal repayments were made against the loans during fiscal 2008, and so the entire balance of $1.2 was receivable at April 30, 2008.

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

The 2006 Equity Incentive Plan permits grants of stock options, deferred share units, restricted stock units, performance share units and other share-based awards. Under the new plan, options are generally granted for a fixed number of shares with an exercise price at least equal to the fair market value of the shares at the date of grant, and vest 25% each year over a four year period on the anniversary date of the grant. The Company’s Board of Directors has the discretion to amend general vesting provisions and the term of any option, subject to limits contained in the plan. The aggregate number of common shares that may be issued under the 2006 Equity Incentive Plan is 12% of the total number of common shares outstanding from time to time (calculated on an as-if-converted to common share basis less the issued options outstanding under the 2001 Stock Option Plan). Common shares subject to outstanding awards under this new plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.

The number of common shares available for grant under the 2006 Equity Incentive Plan at April 30, 2008 was 31,987,616 options (2007-2,028,666 under the 2001 Stock Option Plan).

Following is a summary of the Company’s stock option activity under both stock option plans and related information. The exercise price of stock options were in some cases based on prices in Canadian dollars translated at the year-end exchange rate.

	Fiscal 2006			Fiscal 2007
	Number of	Weighted Average	Aggregate Intrinsic	Number of	Weighted Average	Aggregate Intrinsic
	Shares	Exercise Price	Value	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	18,456,249	$1.34	$—	20,668,538	$1.06	$—
Granted	5,227,233	0.90	—	6,123,177	1.13	—
Exercised	(58,174)	2.81	—	(45,624)	1.18
Forfeited	(879,766)	1.27	—	(1,356,657)	2.51	—
Expired	(2,077,004)	3.07	—	(2,944,849)	0.94	—

Balance, end of period:	20,668,538	$1.06	$—	22,444,585	$1.02	$—

Number of options exercisable	4,947,519	$1.48	$—	8,115,722	$1.04	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.14			$0.77

	Fiscal 2008
	Number of	Weighted Average	Aggregate Intrinsic
	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	22,444,585	$1.02	$—
Granted	8,827,719	1.29	—
Exercised	(27,625)	1.03	—
Forfeited	(985,778)	1.22	—
Expired	(986,677)	1.88	—

Balance, end of period:	29,272,224	$1.07	$—

Number of options exercisable	12,418,597	$1.06	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.83

The aggregate intrinsic value of options exercised for fiscal 2006, fiscal 2007 and fiscal 2008 is $nil since the fair value of the options at the time of exercise was at least equal to the exercise price.

A summary of options outstanding is as follows:

	April 30, 2007
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Shares	Contractual Life	Intrinsic Value	Shares	Contractual Life	Intrinsic Value

$0.90	15,699,201	2.6 years	$2,298,520	7,320,196	2.5 years	$1,071,750
$1.02	62,987	4.4 years	1,823	—	—	—
$1.05	227,633	3.9 years	418	58,532	3.9 years	4,205
$1.07	4,047,900	4.8 years	—	—	—	—
$1.12	546,305	4.9 years	—	—	—	0
$1.40	1,042,247	4.1 years	—	—	—	0
$1.81	141,562	1.6 years	—	108,494	1.6 years	0
$2.48	676,750	0.6 years	—	628,500	0.6 years	0

	22,444,585		$2,300,761	8,115,722		$1,075,955

	April 30, 2008
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Shares	Contractual Life	Intrinsic Value	Shares	Contractual Life	Intrinsic Value

$0.99	15,136,083	1.6 years	$142,430	10,722,777	1.5 years	$100,902
$1.12	62,987	3.4 years	—	15,746	3.4 years	—
$1.15	813,454	4.0 years	—	88,566	2.9 years	—
$1.17	3,901,000	3.8 years	—	979,562	3.8 years	—
$1.23	388,055	3.9 years	—	97,575	3.91 years	—
$1.27	2,806,898	4.8 years	—	—	—	—
$1.30	63,500	4.9 years	—	—	—	—
$1.33	4,793,500	4.6 years	—	—	—	—
$1.54	992,497	3.1 years	—	250,121	3.1 years	—
$1.98	125,250	0.6 years	—	125,250	0.6 years	—
$2.72	189,000	0.3 years	—	139,000	0.3 years	—

	29,272,224		$142,430	12,418,597		$100,902

The aggregate intrinsic value of outstanding and exercisable stock options represents the amount by which the fair value of the common shares exceeds the exercise price of in-the-money options. The amount is based on the fair value of the shares at April 30, 2008, which is assumed to be the price that would have been received by the option holders had all stock option holders exercised and sold their options on April 30, 2008.

Earnings (loss) per share
The following table sets forth the computation of basic and diluted loss per share:

	2006	2007	2008

Net income (loss), as reported	$(44.6)	$(35.0)	$13.2
Accreted interest on redeemable shares	(6.9)	(7.3)	(26.5)
Deemed dividend relating to amortization of beneficial conversion feature on Series A preferred shares	—	—	(1.4)
Gain on redemption of redeemable common shares	—	—	6.0
Charges to deficit on conversion of redeemable preferred shares	—	—	(74.2)

Net loss available to common shareholders	$(51.5)	$(42.3)	$(82.9)

Weighted average number of common shares outstanding during the period	117,230,198	117,336,927	186,135,401

Loss per common share — basic and diluted	$(0.44)	$(0.36)	$(0.44)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(number of shares)	2006	2007	2008

Stock options	1,624,155	3,588,891	382,285
Warrants	37,695,141	43,527,960	37,501,376
Convertible, redeemable preferred shares	87,789,300	87,789,300	241,701,026

	127,108,596	134,906,151	279,584,687

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2008, 28,889,939 stock options were excluded from the above table because they were anti-dilutive (2006 — 19,044,383; 2007 — 18,855,694). Additionally, warrants to acquire 16,500,000 common shares (2006 — 16,500,000; 2007 — 16,500,000), which could potentially dilute basic earnings per share in the future, were also excluded from the above table since they are contingently issuable and since the conditions for issuance had not been met by the end of the period.

Stock-based Compensation

During fiscal 2008, the Company granted stock options to acquire 91,590 common shares (2006 — 132,000; 2007 — 300,000) at an exercise price at least equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2008. The following assumptions were used: five-year life, interest rate of 4.57 percent, volatility of 76 percent and no dividends.

Performance-Based Stock Options

On July 27, 2005, the shareholders of Mitel approved 2,810,000 performance-based stock option awards to selected key employees to acquire 2,810,000 common shares. The options were to vest contingent upon the achievement of certain targets, as measured on April 30, 2006, in accordance with the normal four-year vesting term. At the time of the grant, the options were considered variable plan awards as defined by APB 25 and so were subject to remeasurement for changes in the market price of the underlying stock at the end of each reporting period until the measurement date. The measurement date was defined to be April 30, 2006, since it was determined that the objectives had not been met as of that date. The options were formally cancelled in fiscal 2007 and the expense amount recorded for the year ended April 30, 2007 was $nil. The Company did not grant any performance-based awards in fiscal 2008.

Deferred Share Unit Plans

In December 2004, Mitel granted deferred share units (DSUs) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant’s annual salary less the maximum amount of the participant’s eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2008 there were 434,827 DSUs awarded to executives with a fair value of $0.4 recorded as a liability (2007 — 390,358 DSUs and $0.5 recorded as a liability). The compensation expense recorded in fiscal 2008 to reflect a change in common share fair value was negligible (2006 — $0.3; 2007 — $0.2).

26.	OTHER INCOME (EXPENSE), NET

	2006	2007	2008

Foreign exchange gains (losses), net	$(0.6)	$(0.3)	$0.6
Interest income	0.7	0.3	0.8
Amortization of gain on sale of assets	0.3	0.6	0.6
Other expenses	—	—	(0.4)

	$0.4	$0.6	$1.6

27.	INCOME TAXES

Details of income taxes are as follows:

	2006	2007	2008

Income (loss) before income taxes:
Canadian	$(35.0)	$(24.1)	$28.8
Foreign	(11.5)	(9.1)	(27.9)

	$(46.5)	$(33.2)	$0.9

Income tax (expense) recovery:
Current:
Canadian	$1.2	$—	$—
Foreign	(2.1)	0.2	0.9

	(0.9)	0.2	0.9
Deferred:
Canadian	$—	$—	$—
Foreign	2.8	(2.0)	11.4

	$1.9	$(1.8)	$12.3

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

	2006	2007	2008

Expected tax rate	36.0%	36.0%	35.3%

Expected tax benefit (expense)	$16.7	$12.0	$(0.3)
Foreign tax rate differences	(7.4)	(5.2)	1.8
Tax effect of temporary differences and losses not recognized	(1.6)	(6.4)	(9.8)
Use of losses not previously recognized	2.4	—	5.7
Recognize (write-off) deferred tax asset	2.8	(2.0)	—
Permanent differences	(12.4)	(2.4)	14.9
Tax refunds and other adjustments related to prior years	1.4	2.2	—

Income tax (expense) recovery	$1.9	$(1.8)	$12.3

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30,	April 30,	April 30,
	2006	2007	2008

Assets:
Net operating loss and credit carryforwards	$55.5	$67.7	$100.5
Allowance for doubtful accounts	3.0	0.6	0.9
Inventory	(0.5)	0.6	0.5
Restructuring and other accrued liabilities	5.1	11.0	15.9
Pension	2.7	3.2	2.1
Revenue recognition	0.0	0.0	5.4
Lease obligations and long-term debt	1.3	1.0	2.6
Property and equipment	6.8	6.7	4.7
Intangible and other assets	10.4	6.8	16.7

Total deferred tax assets	84.3	97.6	149.3

Lease obligations	—	—	(56.2)
Acquisition intangibles	—	—	(68.1)
Long term debt	—	—	—

Deferred tax liabilities	—	—	(124.3)

Total gross deferred tax assets net of total deferred tax liabilities	84.3	97.6	25.0
Valuation allowance	(81.5)	(97.6)	(121.9)

Total deferred tax assets (liabilities)	$2.8	$—	$(96.9)

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carry-forwards for tax purposes that are not more likely than not to be realized. The net change in the total valuation allowance included an increase of $16.1 in the fiscal year ended April 30, 2007 and $24.3 for the fiscal year ended April 30, 2008. The increase in valuation allowance during each fiscal year resulted from continued losses recorded by certain subsidiaries and by increased tax credits that have been generated but not utilized.
The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

	April 30, 2007		April 30, 2008
Year of	Tax	Tax	Tax	Tax
Expiry	Losses	Credits	Losses	Credits

2008	$—	$—	$—	$—
2009	—	—	—	—
2010	31.9	—	28.0	—
2011	55.6	—	56.8	—
2012	43.9	—	43.9	—
2013-2023	107.1	33.1	112.6	46.8
Indefinite	54.5	—	101.6	0.8

Total	$293.0	$33.1	$342.9	$47.6

These tax loss carry forwards relate to operations in Canada, the US, Italy, Hong Kong and Barbados. As a result of acquisitions there are restrictions on the use of certain of these losses to offset taxable income in future periods.

Tax credit carryforwards relate to the Canadian and US operations amounting to $44.8 and $2.8 respectively. These credits consist of $44.8 in investment tax credits, $2.0 in research and development credits and $0.8 in alternative minimum tax credits that can be used to offset future Federal income taxes payable.

The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.

The Company operates in multiple jurisdictions throughout the world and its returns are subject to ongoing examinations by certain taxing authorities in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.

28.	PENSION PLANS

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

In fiscal 2008, a change in valuation assumptions, in particular changes in discount rates and increases in expected mortality rates, produced an unfavorable impact on the Company’s defined benefit pension plan assets and obligations for the year ended April 30, 2008. The pension liability increased from £87.0 to £100.2 as a result of these changes in assumptions. After the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability increased by $24.9 to $198.8 (2007 — increase of $9.7 to $173.9).

United Kingdom Defined Benefit Pension Plan

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“SFAS 158”). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The standard also requires companies to measure plan assets and obligations at their year-end balance sheet date. The Company is required to initially recognize the funded status of its defined benefit pension plans and to provide the required disclosures as of April 30, 2007. The requirement to measure plan assets and benefit obligations as of the year-end date is not required until April 30, 2009, the Company chose to early adopt in fiscal 2007 and has measured its assets and liabilities at April 30 rather than March 31.

The effect of the initial adoption of SFAS 158 was as follows:

	April 30, 2007	SFAS 158	April 30, 2007
	Pre-SFAS 158	Adjustments	Post-SFAS 158

Pension liability	$25.4	$25.1	$50.5
Accumulated deficit	$(397.8)	$(0.4)	$(398.2)
Accumulated other comprehensive loss	$(31.9)	$(24.7)	$(56.6)
The minimum pension liability adjustment included in other comprehensive loss for the year ended April 30, 2007 was $16.6.
The estimated portion of net gain or loss, net prior service cost, and transition obligation remaining in other comprehensive loss that is expected to be recognized as a component of net periodic benefit cost over the next fiscal year is £1.5 or $3.0. The net loss recognized in other comprehensive loss in fiscal 2008 is £13.5 or $27.8.

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 30,	April 30,
	2007	2008

Change in accrued pension benefits:
Benefit obligation at beginning of period	$164.1	$173.9
Service cost	1.5	1.0
Interest cost	8.6	9.7
Plan participants’ contributions	1.0	0.8
Actuarial (gain) loss	(15.5)	17.1
Benefits paid	(1.9)	(2.0)
Adjustment for change in measurement date	0.4	—
Foreign exchange	15.7	(1.7)

Benefit obligation at end of period	173.9	198.8

Change in plan assets:
Fair value of plan assets at beginning of period	104.2	123.4
Actual return on plan assets	6.2	(1.8)
Employer contributions	3.2	3.0
Employee contributions	1.0	0.8
Benefits paid	(1.9)	(2.0)
Foreign exchange	10.7	(1.0)

Fair value of plan assets at end of period	123.4	122.4

The following table provides information with respect to the Company’s Projected Benefit Obligation and Accumulated Benefit Obligation, both of which are in excess of plan assets:

	April 30,	April 30,	April 30,
	2006	2007	2008

Projected benefit obligation	$164.1	$173.9	198.8
Accumulated benefit obligation	144.3	148.8	175.5
Fair value of plan assets	104.2	123.4	122.4
The Company’s net periodic benefit cost was as follows:

	2006	2007	2008

Current service cost — defined contribution	$1.5	$1.5	$1.7
Current service cost — defined benefit	1.1	1.5	1.0
Interest cost	6.2	8.6	9.7
Expected return on plan assets	(6.1)	(8.0)	(9.7)
Recognized actuarial loss	1.1	2.1	1.4

Net periodic benefit cost	$3.8	$5.7	$4.1

The following assumptions were used to determine the periodic pension expense:

	April 30,	April 30,	April 30,
	2006	2007	2008

Discount rate	5.0%	5.0%	5.5%
Compensation increase rate	2.75%	2.75%	3.00%
Investment returns assumption	7.25%	7.25%	7.75%
Inflation rate	2.75%	2.75%	3.00%
Average remaining service life of employees	21 years	20 years	18 years

The following assumptions were used to determine the net present value of the accrued pension benefits

	April 30,	April 30,	April 30,
	2006	2007	2008

Discount rate	5.0%	5.5%	5.80%
Compensation increase rate	2.75%	3.00%	3.50%
Inflation rate	2.75%	3.00%	3.50%
Average remaining service life of employees	21 years	20 years	18 years
Estimated Future Benefit Payments
The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments

2009	$1.6
2010	1.6
2011	1.7
2012	1.7
2013	1.8
2014-2018	10.0
Contributions
The Company expects contributions of $4.0 to its pension plan in 2009.
Plan Assets
The Company’s target allocation and actual pension plan asset allocation by asset category as of April 30, 2007 and April 30, 2008 are as follows:

	2007	2008	2008
	Actual	Actual	Target

Equities	81%	80%	80%
Bonds	19%	19%	20%
Cash	—	1%	—
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

29.	FINANCIAL INSTRUMENTS

Fair value

The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, long-term receivables, accounts payable, amounts due to (from) related parties, net investment in sales-leases, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness, amounts due to and due from related parties, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.1 classified as accounts payable and accrued liabilities and $0.3 classified as other current assets at April 30, 2008 (April 30, 2007 — $0.1 classified as accounts payable and accrued liabilities and $0.2 classified as other current assets). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.
The following table summarizes the financial assets and liabilities for which fair values differed from the carrying amount and fair values recorded for derivative financial instruments in accordance with FAS 133:

	April 30, 2007		April 30, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Interest rate swap	$—	$—	$6.1	$6.1
Net investment in sales-leases	$—	$—	$57.6	$57.6
Convertible notes	$50.2	$55.2	$—	$—
Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables and sales-lease receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company has a large number of diverse customers to minimize concentrations of credit risk.

Interest rate risk

The Company is exposed to interest rate risk on its credit facilities which bear interest rates based on the prime rate, and is also exposed to risk on its long-term debt which bears interest based on the London Inter-Bank Offer Rate or “LIBOR”.

In September 2005, the Company entered into a derivative contract to limit the impact of changes in LIBOR on interest expense related to the convertible notes for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provided a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%.

On August 27, 2007, in connection with the debt financing described in Note 17, the Company entered into an interest rate swap agreement which effectively swaps the LIBOR rate for a fixed rate of 4.85% on a notional amount of $215 million for the period from October 31, 2007 to October 31, 2009. The agreement was designated a cash flow hedge in accordance with SFAS 133 since the relevant terms of the interest rate swap agreements matched the corresponding terms of the liens. Accordingly, the effective portion of the derivative’s gain or loss has been recorded in other comprehensive income and will subsequently be recognized in earnings when the hedging relationship is terminated or when the hedge is no longer considered to be effective.

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

The foreign exchange contracts outstanding at April 30, 2008 are due to mature in May 2008. As of April 30, 2008, other income (expense), net included a net unrealized gain of $0.2 (2006 — $3.7; 2007 — $3.8) for changes in the fair value of foreign exchange contracts. As at April 30, 2008, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for US dollars with aggregate notional amounts of $16.5 (2007 —$12.8), (ii) to exchange US dollars for Canadian dollars with a notional amount of $2.9 (2007 — $9.0), and (iii) to exchange Euro dollars for US dollars with aggregate notional amounts of $8.7 (2007 — $9.9).

Non-derivative and off-balance sheet instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2007 and April 30, 2008, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $0.6 as of April 30, 2008 (April 30, 2007 — $1.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2007 and April 30, 2008.

30.	SUPPLEMENTARY CASH FLOW INFORMATION

	2006	2007	2008

Change in non-cash operating assets and liabilities:
Accounts receivable	$(12.4)	$1.6	$4.4
Other current assets	5.1	(5.1)	10.1
Inventories	(8.0)	1.0	(13.4)
Accounts payable and accrued liabilities	8.7	12.9	(55.2)
Deferred revenue and other liabilities	(4.8)	(5.5)	7.8
Change in pension liability	(1.7)	1.0	(1.9)
Due to related parties	9.5	(1.8)	(8.9)
Income and other taxes payable/receivable	0.5	(1.5)	1.1

	$(3.1)	$2.6	$(56.0)

Interest payments	$1.8	$—	$28.0

Income tax payments	$3.5	$—	$2.3

Disclosure of non-cash activities during the period:
Adjustment to minimum pension liability	$(15.0)	$16.6	$—
SFAS 158 pension adjustment	$—	$25.1	$27.8
Warrants issued in connection with financing	$—	$—	$6.0
Accretion of interest on redeemable common and preferred shares	$6.9	$7.3	$26.5
Charges to accumulated deficit relating to merger financing transactions	$—	$—	$74.6
Conversion of Series B Preferred Shares to common shares, net of partial redemption	$—	$—	$(38.1)
Conversion of Series A Preferred Shares to common shares	$—	$—	$(5.4)
Common shares issued in exchange for employee loans	$—	$—	$(1.2)

SCHEDULE II
VALUATION OF QUALIFYING ACCOUNTS
AS AT APRIL 30, 2008
(in millions of United States dollars)

	Balance,	Additions
	Beginning		Charged to		Balance,
	of	Charged to	other		End of
Description	Period	expenses	Accounts (1)	Deductions	Period
Fiscal 2006
Allowance for doubtful accounts	$3.0	$0.6	—	$(1.1)	$2.5

Fiscal 2007
Allowance for doubtful accounts	$2.5	$0.3	—	$(0.3)	$2.5

Fiscal 2008
Allowance for doubtful accounts	$2.5	$3.3	$8.9	$(0.7)	$14.0
Allowance for sales-leases and lease recourse liability	$0	$3.0	$15.2	$(3.5)	$14.7

(1)	Acquisition related adjustment

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITEL NETWORKS CORPORATION

/s/  Donald W. Smith
Name:     Donald W. Smith

Title:	Chief Executive Officer

Date: October 31, 2008