Form 20-F
period 2009-04-30
MITEL NETWORKS CORP
filed 2009-10-14
CIK 1170534

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2009
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
Steven Spooner, Chief Financial Officer
350 Legget Drive
Ottawa, Ontario, Canada K2K 2W7
Tel.: 613-592-2122, Fax.: 613-592-4784
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 214,702,440 Common Shares and 316,755 Class 1 Preferred Shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☐
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
Forward Looking Information
     Some of the statements in this annual report are forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “may,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:
•	our ability to achieve profitability in the future;

•	significant economic instability in our key markets, particularly in the U.S. and United Kingdom;

•	intense and increasing competition from our competitors, many of which have greater financial resources;

•	technological developments and evolving industry standards;

•	our ability to protect our intellectual property and our possible infringement of the intellectual property rights of third parties;

•	our reliance on cash to support our business;

•	our significant amount of debt contains customary default clauses which may result in acceleration of the repayment, of some or all of this debt, if breached;

•	our future success depends on our existing key personnel;

•	our dependence on outside contract manufacturers to manufacture our products;

•	our dependence on sole source and limited source suppliers for key components;

•	one or more of our preferred shareholders, warrant holders, and option holders, could have a dilutive effect on the value of our Common Shares as well as our ability to complete any future equity financing should they opt to exercise their conversion rights;

•	delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers;

•	our solutions may contain design defects, errors, failures or “bugs”;

•	our competitive position may be affected by fluctuations in exchange rates, and our current currency hedging strategy may not be sufficient to counter such fluctuations;

•	our reliance on our channel partners for a significant component of our sales;

•	uncertainties arising from our foreign operations;

•	our income tax expenses may be adversely affected by transfer pricing rules;

•	our operations could be adversely affected by business interruptions;

•	our operating results and future prospects could be adversely affected by governmental regulation; and

•	our defined benefit pension plan inherently exposes us to risk.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The following sets forth selected financial information derived from our audited consolidated financial statements as at and for the fiscal years ended; April 24, 2005 (“fiscal 2005”); for the six day transition period from April 25, 2005 to April 30, 2005 (the “Transition Period”); and for the fiscal years ended April 30, 2006 (“fiscal 2006”), April 30, 2007 (“fiscal 2007”), April 30, 2008 (“fiscal 2008”) and April 30, 2009 (“fiscal 2009”). The selected financial information may not be indicative of our future performance and should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes attached to the financial statements included elsewhere in this annual report. See Item 8 “Financial Information” and Item 17 “Financial Statements”.
STATEMENT OF OPERATIONS DATA

	Year Ended	Six Days Ended	Year Ended
	April 24,	April 30,	April 30,	April 30,	April 30,	April 30,
	2005	2005	2006	2007	2008	2009
	(In millions, except per share data)
Consolidated Statement of Operations
Revenues	$342.2	$3.2	$387.1	$384.9	$692.0	$735.1
Cost of revenues	213.2	2.4	225.7	225.1	367.9	390.6

Gross margin	129.0	0.8	161.4	159.8	324.1	344.5
Research and development	41.4	0.7	44.1	41.7	62.6	60.1
Selling, general and administrative	114.9	1.8	120.7	123.5	246.6	248.5
Special charges, integration and merger-related costs(1)	10.6	—	5.7	9.3	16.0	23.3
Loss (gain) on disposal of assets	3.4	—	(2.4)	(1.0)	1.0	—
Litigation settlement	—	—	—	16.3	—	—
Initial public offering costs	—	—	—	3.3	—	—
In-process research and development(2)	—	—	—	—	5.0	—
Impairment of goodwill	—	—	—	—	—	284.9

Operating loss	(41.3)	(1.7)	(6.7)	(33.3)	(7.1)	(272.3)
Other (income) expense, net	7.5	(0.1)	39.8	(0.1)	(8.0)	(59.3)
Income tax (recovery) expense	0.8	—	(1.9)	1.8	(12.3)	(19.3)

Net income (loss)	$(49.6)	$(1.6)	$(44.6)	$(35.0)	$13.2	$(193.7)

Net loss per common share

Basic and diluted	$(0.49)	$(0.01)	$(0.44)	$(0.36)	$(0.44)	$(1.09)

Weighted average number of common shares outstanding (in millions)	113.8	117.1	117.2	117.3	186.1	214.7

BALANCE SHEET DATA

	As at	As at	As at	As at	As at	As at
	April 24,	April 30,	April 30,	April 30,	April 30,	April 30,
	2005	2005	2006	2007	2008	2009
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$9.7	$46.6	$35.7	$33.5	$19.5	$28.4
Other current assets	117.5	115.8	130.8	136.9	273.4	236.0
Property and equipment	20.9	20.6	17.4	16.5	27.0	21.7
Other assets	8.5	12.3	15.9	15.3	656.8	331.0

Total assets	$156.6	$195.3	$199.8	$202.2	$976.7	$617.1

Current liabilities	$115.8	$101.9	$126.0	$143.8	$234.0	$215.1
Long-term debt	20.2	66.7	56.7	66.8	420.7	420.6
Derivative instruments(3)	38.0	37.4	75.9	67.3	108.6	8.4
Other long-term liabilities	25.4	25.1	45.6	55.4	246.4	571.3
Redeemable shares(4)	57.2	57.3	64.2	71.5	208.5	249.5
Capital stock	187.6	187.6	188.8	189.1	277.1	277.8
Other capital accounts	14.7	23.3	(1.9)	6.5	(26.4)	20.0
Accumulated deficit	(302.3)	(304.0)	(355.5)	(398.2)	(492.2)	(725.0)

Total liabilities and shareholders’ equity	$156.6	$195.3	$199.8	$202.2	$976.7	$617.1

(1)	Special charges related to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business. Integration and merger-related transaction expenses principally consist of legal and consulting fees incurred in connection with the acquisition of Inter-Tel in fiscal 2008, as well as other incremental non-recurring costs directly related to this acquisition (see Item 4.A. “Information on Mitel — History and Development of Mitel”).

(2)	In process research and development costs represents research and development acquired as part of the Inter-Tel acquisition (see Item 4.A. “Information on Mitel — History and Development of Mitel”).

(3)	Prior to fiscal 2008, the derivative instruments related to our Class A Preferred Shares, Series 1 (the “Series A Preferred Shares”) and the Class B Preferred Shares, Series 1 (the “Series B Preferred Shares”). The derivative instruments arose because a portion of the redemption price of the Series A Preferred Shares and Series B Preferred Shares was indexed to our common share price and as required by SFAS 133 had been bifurcated and accounted for separately.

In fiscal 2008 and 2009, the derivative instrument related to the Class 1 convertible, redeemable preferred shares (the “Class 1 Preferred Shares”) issued on August 16, 2007. The holders of the Class 1 Preferred Shares have the ability to receive cash equal to the value of shares into which the instrument converts after 7 years and as such must also be bifurcated and accounted for separately under SFAS 133.

(4)	Prior to fiscal 2008, redeemable shares included 10,000,000 Common Shares (which were redeemable by virtue of a shareholders agreement dated April 23, 2004, as amended, among certain of our shareholders and us), 20,000,000 Series A Preferred Shares and 67,789,300 Series B Preferred Shares (see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management”).

In fiscal 2008 and 2009, redeemable shares included 316,755 Class 1 Preferred Shares issued in connection with the acquisition of Inter-Tel (see Item 4.A. “Information on Mitel — History and Development of Mitel” and see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management”).
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
Risks Relating to our Business
We may not be able to achieve profitability in the future.
     In fiscal 2009, we incurred a net loss of $193.7 million. The fiscal 2009 net loss of $193.7 included a non-cash goodwill impairment of $284.9, which does not affect our liquidity, cash flows or current and future operations. We recorded a profit of $13.2 million for fiscal 2008, and net losses of $35.0 million, $44.6 million and $49.6 million in fiscal 2007, 2006 and 2005, respectively. We may not be able achieve profitability in future years. We have incurred restructuring charges in the past and may incur additional restructuring charges in the future. Our future success in achieving profitability and growing our revenues and market share for our solutions depends, among other things, upon our ability to develop and sell solutions that have a competitive advantage, to build our brand image and reputation, to attract orders from new and existing customers and to reduce our costs as a proportion of our revenue by, among other things, increasing efficiency in design, component sourcing, manufacturing and assembly cost processes. As a result of these factors, our quarterly and annual revenues and operating results have historically fluctuated and are not necessarily indicative of results to be expected in future periods.
Current and ongoing global economic instability in our key markets, particularly the U.S. and the United Kingdom, may adversely impact our business.
     Our business depends on the overall demand for information technology, and in particular for telecommunications systems. The purchase of our products can be discretionary and may involve a significant commitment of capital and other resources. Current and ongoing global economic instability in our key markets, particularly the U.S. and the United Kingdom, may lead our customers to reduce, defer or suspend their information technology or telecommunications spending, may result in our suppliers seeking more prompt payment terms from us, and restricted or unavailable access to credit. This has adversely impacted, and may continue to adversely impact, our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products, reduced unit sales, longer collection times for receivables, the timing and volume of sales of leases to third party funding sources, the cost of implementing restructuring actions, and the availability of additional credit facilities or funding sources on terms satisfactory to us or at all.
We face intense competition from many competitors and we may not be able to compete effectively against these competitors.
     The market for our solutions is highly competitive. We compete against many companies, including Aastra Technologies Limited, Alcatel-Lucent (“Alcatel”), Avaya Inc., Cisco Systems, Inc., NEC Corporation, Nortel Networks Corporation, Panasonic Corporation, ShoreTel, Inc., Siemens Enterprise Communications and Toshiba Corporation. In addition, because the market for our solutions is subject to rapidly changing technologies, we may face competition in the future from companies that do not currently compete in the business communications market, including companies that currently compete in other sectors of the information technology, communications or software industries, mobile communications companies, or communications companies that serve residential rather than business customers.
     Several of our existing competitors have, and many of our future competitors may have greater financial, personnel, research, project management and other resources, more well-established brands or reputations and broader customer bases than we have. As a result, these competitors may be in a stronger position to respond more quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may also have customer bases that are more geographically balanced than ours and therefore may be less affected by an economic downturn in a particular region. Competitors with greater resources may also be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. In addition, existing customers of data communications companies that compete against us may be more inclined to purchase business communications solutions from their current data communications vendor than from us. We cannot predict which competitors may enter our markets in the future, what form the competition may take or whether we will be able to respond effectively to the entry of new competitors or the rapid evolution in technology and product development that has characterized our markets.

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
     The convergence of voice and data networks and their wider deployment by enterprises has led information technology and communication applications deployed on converged networks to become more integrated. This integration has created an opportunity for leaders in information technology, personal and business applications and the software that connects the network infrastructure to those applications, to enter the telecommunications market and offer products that compete with our systems. Competition from these potential market entrants may take many forms, and these competitors may offer products and applications similar to those we offer. Certain leaders in the information technology, personal and business applications and software industries have substantial financial and other resources that they could devote to this market. As voice and data communications converge, we may face competition from systems integrators that were traditionally focused on data network integration and who have now expanded their operations to focus on the deployment of unified communications, in particular when integration with enterprise business processes is a requirement.
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

     In order to finance our business, we expect to use available cash and a $30 million revolving credit facility, which was fully drawn at August 31, 2009. Our ability to continually access this facility in the future will be conditioned upon our compliance with covenants contained in our credit agreements. There can be no assurance that we will be in compliance with the covenants required by our lenders in the future.
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
     As of August 31, 2009, we had $289.6 million outstanding under our First Lien Credit Agreement, $130.0 million outstanding under our Second Lien Credit Agreement and $30.0 million outstanding under our revolving credit facility. These credit agreements have customary default clauses. In the event we were to default on these credit agreements, and were unable to cure the default, the repayment of one or more of these credit agreements may be accelerated. If acceleration were to occur, we would be required to secure alternative sources of equity or debt financing to be able to repay the existing credit facilities. Alternative financing may not be available on terms satisfactory to us, or at all. If acceptable alternative financing were unavailable, we would have to consider alternatives to fund the repayment of the debt, which may include the sale of part or all of the business, the sale of which may occur at a distressed price.
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
Because we depend upon a number of outside contract manufacturers to manufacture our products, our operations could be delayed or interrupted if we encounter problems with these contractors.
     We do not have any internal manufacturing capabilities, and we rely primarily upon two contract manufacturers to manufacture our products. A number of our products are currently manufactured by BreconRidge Corporation (“BreconRidge”) (see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions”).
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
The exercise of conversion rights by one or more of our preferred shareholders, warrant holders, and option holders, could have a dilutive effect on the value of our Common Shares as well as our ability to complete any future equity financing.
          As at August 31, 2009, we had outstanding:
•	316,755 Class 1 Preferred Shares. These Class 1 Preferred Shares are convertible into Common Shares at the option of the holders and upon certain triggering events. As of August 31, 2009, each Class 1 Preferred Share was convertible into 891.042 Common Shares;

•	Stock options to acquire 38,394,912 Common Shares; and

•	Warrants to acquire up to an additional 81,238,013 Common Shares.
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
     A significant portion of our business is conducted, and a substantial portion of our operating expenses are payable, in currencies other than the U.S. dollar. Due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future sales and expenses. Wherever possible, we use financial instruments, principally forward exchange contracts, in our management of foreign currency exposure. These contracts primarily require us to purchase and sell certain foreign currencies with or for U.S. dollars at contracted rates. We may be exposed to a credit loss in the event of non-performance by the counterparties of these contracts. These financial instruments may not adequately manage our foreign currency exposure. Our results of operations could be adversely affected if we are unable to successfully manage currency fluctuations in the future.
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
     We do business in over 90 countries. Accordingly, our future results could be materially and adversely affected by a variety of uncontrollable and changing factors relating to international business operations, including:
•	macroeconomic conditions adversely affecting geographies where we do business;

•	political or social unrest or economic instability in a specific country or region;

•	higher costs of doing business in foreign countries;

•	infringement claims on foreign patents, copyrights, or trademark rights;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements and intellectual property rights through foreign legal systems;

•	trade protection measures and other regulatory requirements which may affect our ability to import or export our products from or to various countries;

•	adverse tax consequences;

•	unexpected changes in legal and regulatory requirements;

•	military conflict, terrorist activities, natural disasters and widespread medical epidemics; and

•	our ability to recruit and retain channel partners in foreign jurisdictions.
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
     Governments in a number of jurisdictions in which we conduct business have imposed export license requirements and restrictions on the import or export of some technologies, including some of the technologies used in our solutions. Changes in these or other laws or regulations could adversely affect our revenues. A number of governments also have laws and regulations that govern technical specifications for the provision of our solutions. Changes in these laws or regulations could adversely affect the sales of, decrease the demand for and increase the cost of, our solutions. For example, the Federal Communications Commission may issue regulatory pronouncements from time to time that may mandate new standards for our equipment in the U.S. These pronouncements could require costly changes to our hardware and software. Additionally, certain government agencies currently require voice-over-Internet-

Protocol products to be certified through a lengthy testing process. Other government agencies may adopt similar lengthy certification procedures which could delay the delivery of our products and adversely affect our revenues.
     We rely on carriers to provide local and long distance services, including voice and data circuits, to our customers and to provide us with billing information. Long distance services are subject to extensive and uncertain governmental regulation on both the federal and state level. We cannot ensure that an increase in government regulations in this area will not harm our business.
We are exposed to risks inherent in our defined benefit pension plan.
     We currently maintain a defined benefit pension plan for a number of our past and present employees in the United Kingdom. The plan was closed to new employees in June 2001. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from these assumptions, additional contributions by us may be required. As of April 30, 2009, the projected benefit obligation of $96.1 million exceeded the fair value of the plan assets of $76.0 million, resulting in a pension liability of $20.1 million. Changes to pension legislation in the United Kingdom may adversely affect our funding requirements.
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
     Francisco Partners group and Dr. Matthews group beneficially hold 43.8% and 35.6%, respectively, of the voting power of our share capital as of August 31, 2009, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions”. Francisco Partners has the right to nominate four members to our board of directors, Dr. Matthews has the right to nominate three members and Dr. Matthews is also the chairman of our board. Each of Francisco Partners and Dr. Matthews, given the extent of their respective ownership positions, have the potential to control matters requiring approval by shareholders, including the election of directors, any amendments to our articles of incorporation or by-laws, and significant corporate transactions. Each of Francisco Partners and Dr. Matthews may have interests that differ from the interests of our other shareholders.
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

In addition, the Investment Canada Act subjects an acquisition of control of a Canadian business (as that term is defined therein) by a non-Canadian to government review if the value of assets or enterprise value acquired as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their Common Shares at a control premium.
U.S. investors will suffer adverse U.S. federal income tax consequences if we are characterized as a passive foreign investment company.
     If, for any taxable year, we are treated as a passive foreign investment company, or PFIC, as defined under Section 1297 of the Internal Revenue Code, then U.S. Holders (see Item 10.E. “Additional Information — Taxation — U.S. Federal Income Tax Considerations”) would be subject to adverse U.S. federal income tax consequences. We do not believe that we will be classified as a PFIC during our current taxable year, nor do we anticipate that we will become a PFIC during subsequent taxable years. However, PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules (which are subject to differing interpretation), generally cannot be determined until the close of the taxable year in question and is determined annually. Accordingly, no assurance can be given that we are not, or will not become, a PFIC. Certain elections (including a “mark-to-market” election) may be available that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such holder’s holding period in which we are treated as a PFIC. For a more detailed discussion of the PFIC rules, see Item 10.E. “Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.
Item 4. Information on Mitel
A. History and Development of Mitel
     We were incorporated in Canada under the Canadian Business Corporation Act (the “CBCA”) on January 12, 2001 by Zarlink Semiconductor Inc. (“Zarlink”) (formerly Mitel Corporation) in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions on February 16, 2001 and March 27, 2001, we acquired from Zarlink the “Mitel” name and substantially all of the assets (other than Canadian real estate) and subsidiaries of the Zarlink communications systems business.
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
     First, we received equity financing in the amount of $263 million from Francisco Partners II, L.P. on behalf of investment funds managed by or through them (“Francisco Partners”) and Morgan Stanley Principal Investors Inc. (collectively, the “Investors”). Pursuant to a subscription agreement entered into between us and the Investors on August 16, 2007, the Investors made an aggregate equity investment of $263 million in us in exchange for the issuance to the Investors of the Class 1 Preferred Shares and warrants to acquire Common Shares of Mitel (the “Equity Financing”).
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
(i)	a $300 million term loan facility (the “First Lien Loan Facility”) ; and

(ii)	a $30 million revolving credit facility, consisting of US and Canadian sub-facilities, (the “Revolving Credit Facility” and, together with the First Lien Loan Facility, the “First Lien Credit Agreement); and
•	$130 million in a senior secured second lien facility (the “Second Lien Credit Agreement”).
     As a condition to completing each of the Equity Financing and the Debt Financing, we took the following capital and debt restructuring actions, with requisite shareholder approval:
•	reduced the stated capital of the Series A Preferred Shares and made a return of capital to the holder of the Series A Preferred Shares;

•	amended the conversion rights attaching to the Series A Preferred Shares to provide that such Series A Preferred Shares be convertible, at the option of the holder thereof, into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share;

•	converted each existing Series A Preferred Share into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share;

•	converted each existing Series B Preferred Share into 1.682 Common Shares;

•	deleted from the articles of the Corporation the Class Series A Preferred Shares, the Class B Preferred Shares, the Series A Preferred Shares and the Series B Preferred Shares;

•	repaid all of the $55 million senior secured convertible notes (the “Convertible Notes”) issued by us on April 27, 2005;

•	purchased for cancellation certain Common Shares upon the exercise of put rights held by Zarlink and Power Technology Investment Corporation (now known as Power Corporation of Canada (“PCC”));

•	terminated the put rights held by EdgeStone Capital Equity Fund II-B GP, Inc., as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc., as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors (collectively “EdgeStone”);

•	repurchased common share warrants issued to Wesley Clover on September 21, 2006 (under which we had sold 15,000 warrants to Wesley Clover for total consideration of $15 million);

•	terminated the Series 2 Warrants held by EdgeStone; and

•	issued Class 1 Preferred Shares and warrants to purchase Common Shares to PCC and Dr. Matthews (all of such transactions, collectively, the “Re-Organization Transactions”).
     On January 18, 2008, the Investors made an additional aggregate equity investment of $10,000,000 in us in exchange for which we issued to:
(i)	Francisco Partners, 8,076 Class 1 Preferred Shares and warrants to acquire 611,979 Common Shares; and

(ii)	Morgan Stanley Principal Investors Inc., 1,593 Class 1 Preferred Shares and warrants to acquire 120,714 Common Shares of Mitel.
Internal Re-Organization and Restructurings
     In connection with and subsequent to the Inter-Tel Acquisition, we have completed a number of internal legal entity re-organizations undertaken as part of our post Inter-Tel Acquisition integration, including:
•	Effective October 15, 2007, ownership of Mitel Networks Inc. (“MNI”) (an indirect wholly owned subsidiary of ours) was transferred from Mitel Networks Limited (an indirect wholly owned subsidiary of ours in the United Kingdom) to Mitel U.S. Holdings, Inc. (“MUSHI”);

•	Effective February 29, 2008, we changed the legal entity name of Inter-Tel Netsolutions, Inc. (a Texas corporation) to Mitel Netsolutions, Inc.;

•	Effective April 4, 2008, ownership of MNI was further transferred from MUSHI to Inter-Tel (now Mitel (Delaware), Inc. — see below);

•	Immediately following the above transfer of ownership, effective April 4, 2008, Inter-Tel Integrated Systems, Inc. (an Arizona corporation and an indirect wholly owned subsidiary of ours) merged with and into MNI; and

•	Effective July 18, 2008, we changed the legal names of the following indirect wholly owned subsidiaries of ours:
(i)	Inter-Tel (Delaware), Inc. (a Delaware corporation) to Mitel (Delaware), Inc.;

(ii)	Inter-Tel Technologies, Inc. (an Arizona corporation) to Mitel Technologies, Inc.;

(iii)	Inter-Tel Leasing, Inc. (an Arizona corporation) to Mitel Leasing, Inc.; and

(iv)	Inter-Tel Business Information Systems, Inc. (an Arizona corporation) to Mitel Business Systems, Inc.
•	Effective July 17, 2009, ownership of Inter-Tel Lake Limited (an Irish corporation which, prior to this transfer, was an indirect wholly owned subsidiary of ours and, following the transfer, is a direct wholly owned subsidiary) was transferred to us from Mitel (Delaware), Inc. (an indirect wholly owned subsidiary of ours)
     Our registered office and corporate headquarters are located at 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7, Phone: (613) 592-2122, Facsimile: (613) 592-4784.
B. Business Overview
Industry Background
     Since the late 1990’s, the telecommunications industry has undergone significant technical change. This has involved a shift in how media (such as voice and video) and the control mechanisms to manage this media are transported from one location to another. Specifically there has been a shift away from digital (also known as Time-Division Multiplexing or “TDM”) transport in favor of Internet Protocol (“IP”) transport. For instance, Integrated Services Digital Network (“ISDN”) is a common standard digital technology which has been primarily used to support intelligent communication for business communication systems such as Private Branch Exchanges (“PBX”).
     In the past, with the transition from analog to digital technology, significant improvements were realized in basic features of residential and business phones including calling lined ID, call forwarding and call transfer. The catalyst of this transition from analog to digital technology was the introduction of micro-processors for the control of telecommunications equipment. The value of this technology was most apparent in the Public Telephone Network and in Business Communication Systems where significant cost reductions could be realized while delivering new and advanced services.
     The transition from digital to IP is much more significant as it creates change in several dimensions. IP technology has become the defacto transport technology, for most forms of data, making it ubiquitous in businesses and many homes today. This led to one of the first key applications of Voice over IP (“VoIP”) technology which was the consolidation of digital (or analog) based voice technology on to the already present or planned IP data network thus resulting in deployment cost reduction. IP network technology has also enjoyed considerable market success because it has resulted in a highly uniform and cost effective transport method world wide. This had the added benefit of effectively creating a global standard. Older communication technologies were typically standardized within a given country or region’s government regulatory boundaries, often resulting in significant variations in the use of communication technology between countries or regions.
     Although IP network technology has enjoyed substantial success, much of the existing infrastructure and equipment is still based on older digital and analog technology. Consequently, the ability for organizations to transition from legacy based telephony technologies to IP based communications, at a pace that is appropriate to their business needs, is a market requirement, as is the deployment of pure IP based solutions for green field environments.

We have been recognized for both our pure-IP based communications portfolio and for the ease in which our solutions address our customer’s migration path away from legacy telephony solutions which leverages our long and significant experience in international communications.
     Where traditional communications technology was based on connection oriented (or switched) services, which required tight coupling between the control and the switching mechanism, IP-based communications technology, building on micro-processor control, uses the concept of connectionless oriented services. Consequently, IP-based technology is based on a peer-to-peer concept, where any device or application on a network can communicate directly with another device or application without the intervention of a centralized device. This is critical for two key reasons: (1) it enables greater flexibility in deployment modes — from a highly distributed model (which enables a higher degree of business continuity and local breakout needs), to a consolidated and virtualized model (which enables a higher scalability in data center solutions); and (2) it greatly simplifies the integration of unrelated applications which enables rapid creation of business value for users within an organization. The latter point can be exemplified in the value consumers and businesses obtain in using web based services every day, such as web portals, sales force management solutions, or business to business (“B2B”) transactions.
     While seamlessly enabling growth, these applications also allow business customers to move beyond basic telephony, in favor of a higher degree of personal mobility, rich collaboration between users regardless of distance, and integration with business and distant IP-based network based applications and services. This is now more commonly known as Unified Communications. The integration of Unified Communications with existing business tools is known as Communication Enabled Business Process (CEBP).
     With these changes, IP-based communication products can now be delivered as pure software applications, gradually making proprietary hardware-based solutions obsolete. In effect, legacy-based telephony solutions, such as a PBX (which has traditionally been comprised of a combination of software and hardware), is giving way to software-only based applications (with PBX level functionality, for instance). These are able to run on industry standard or “generic” hardware platforms and are managed in much the same way as other software-based applications, including through implementation of data center virtualization.
Mitel’s Business
     We are a provider of Unified Communication and CEBP solutions and services for business customers from very small (as small as two employees) up to larger enterprises and governments with over 100,000 users. While we have enjoyed significant market success across this entire range of customer sizes, we are a recognized leader in the small and medium enterprise (“SME”) market segment, generally defined as businesses with up to 500 users, which is also the largest market segment.
     Our approach to the Unified Communications market can be broken down into four key areas: Products; Partnering; Network Services; and, Managed Services. This approach allows for greater flexibility for our customers and channel partners (our value added resellers) because it allows them to choose, according to what best suites their particular needs, either the individual components or a comprehensive solution from a single point of purchase. All four are available directly from us in the United States, and are also available in various combinations and forms through our channel partners both in the United States and other geographic markets.
     Product: Our principal business is the creation of software applications and equipment for the Unified Communication and CEBP market to serve business customers. As noted, there has been a shift from hardware-based solutions in favor of software-based solutions. By investing early and aggressively in this transition (compared to some of our competitors), we have successfully taken a leadership position in transitioning away from older digital and analog telephony technologies, in favor of IP-based communications solutions.
     Partnering: An IP-based environment enables simpler and more agile ways to generate customer and channel value through partnering. We use four key approaches to value creation through partnering: (1) strategic engagement (currently with Microsoft, HP Procurve, Sun Microsystems and VMWare); (2) the Mitel Solutions Alliance (MSA) based partner eco-system; (3) engagement in a Mitel centered affiliate program; and, (4) a go to market vehicle, called CommSource®, which provides a simple way for our channel partners to purchase third party products through us.
     Network Services: In an IP-based environment, the traditional distinction or line between enterprise (private) networks and public networks is disappearing, and in its place we are seeing an evolution towards hybrid network environments where services may be delivered from either source. Customers can now benefit from using services and software applications regardless of where they may reside or originate. Depending on a customer’s needs, a software application may be deployed on their own network, which can then be integrated with other software applications and services offered on the public network.

For example, a gateway or complete communications implementation may be required to allow a customer to migrate from existing (legacy) to an IP-based communications solution. In either scenario, there can be further integration with network services such as network based audio and web conferencing, IP-based trunk consolidation, mobile cellular network integration, web based calendaring and email, or even hosted telephony.
     Our managed service business enables optimization of these solutions and services, which can benefit our customers and us by allowing reduced operational costs and, as a result, a reduction in Total Cost of Ownership (“TCO”). It also provides us with practical, first hand experience at being a service provider, which benefits our customers and channel partners worldwide. The network services component of our managed service business is offered in the United States and is known as Mitel NetSolutions®. We currently offer local, long-distance, Multi-Protocol Label Switching (“MPLS”) based managed data networks and access, IP-based public network trunk services implemented with Session Initiated Protocol (“SIP”), and applications such as hosted Audio & Web Conferencing. Mobile cellular phone service is also in development.
     Managed Services: We offer capital purchase, leasing, and fully managed services in order to provide our customers with flexibility in integrating our solutions with their financial and operational needs. Our managed services offering can be bundled with our Network Services, hosted applications, technical and professional services, and our field services team. In the United States this is branded as Mitel’s TotalSolution® Program.
Product Portfolio
     We have a comprehensive product suite for the Unified Communication and CEBP market addressing the most basic of requirements but also the more sophisticated requirements of our customers, at market appropriate prices. A key strategy for us has been to maintain a streamlined product portfolio by ensuring that our applications and equipment are able to address a broad range of market requirements both in terms of customer type and geography. This is typically accomplished by maintaining single streams of software modified through on-line administration and by designing our hardware to meet global requirements. We maintain this strategy, even as we acquire companies, through a process of portfolio integration or consolidation. Where appropriate, we may create a separate product stream if cost or functionality requires a significant discontinuity to meet market needs.
     This strategy benefits us by lowering investment and operational costs, and allows us to easily broaden our reach by enabling us to move into adjacent markets. This also benefits our channel to market by reducing operational costs such as training and inventory management. It also benefits our customers by having solutions that can adapt and grow with them which in turn can reduce operational costs associated with system maintenance, end user training, and capital displacement.
     We implement and use open standards to the extent possible and we are active in their definition. The use of open standards allows customers and our partners to implement best of breed solutions and to integrate them with other business systems and services. We have been a key contributor to modern protocols such as Link Layer Discovery Protocol – Media Endpoint Discovery (“LLDP-MED”), which allows full independence between Unified Communications solutions and the underlying data network, and SIP, which is an open peer to peer protocol used between Unified Communication solutions. In addition to modern standards, we support a rich suite of specialized legacy protocols to allow customers to cost effectively migrate from or fully capitalize on older telephony equipment across their global enterprise.
     Our portfolio is divided into four key areas: communication direction, phones and peripherals, mobility, and collaboration.
     Our products are software applications which may be run on industry standard hardware or, where dictated by market requirements, our own optimized gateway hardware. This includes our Communication Direction, Collaboration, and much of the Mobility and even phones portfolio. Many of these applications can also be delivered and combined together into a unified deployment and managed solution referred to as the Mitel Application Suite. This suite can be combined on to a single hardware platform or scaled for larger enterprise data centers including deployment within virtualization technology such as VMWare.
Communication Direction
     Communication Direction applications form the basis for most implementations and provide the essential connectivity and interaction with the physical world. In the pre-IP world, this layer was dominated by physical hardware deployed in a centralized fashion. Our IP-based communications solutions are software based with physical hardware used either for interfacing with legacy infrastructure (gateways) or for cost optimized computing (platforms). Given our single stream strategy, hardware can typically be deployed in any geography and configured as a platform, gateway, or an Integrated Communications Platform (“ICP”) which combines hardware requirements with our software-based solution.

Where there hardware variations, these are created primarily to optimize for cost or unique market characteristics. Most of these platforms are able to run many of our higher level applications minimizing customer and partner implementation costs.
     The Mitel Communications Director software leverages distributed computing and virtualization technologies allowing for significant scale from very small to, currently, over 65,000 users in a single management domain. By its nature, this software can be concentrated in any number of data centers and distributed in remote offices providing single point of management, portability, consistent functionality, and a high level of business continuity. It includes sophisticated operational and end user features including core contact center functionality and standard messaging and voicemail.
     The Mitel Communications Director can be delivered on a variety of industry standard servers, including HP, IBM and Sun Microsystems. It can be delivered either as a virtualized application in a data center (currently delivered using our optimized proprietary virtualization layer and collaboration being done with VMWare (currently in development)) or on our 3300 ICP and Gateways which optimize the delivery of applications while addressing the physical connection requirements of legacy-based telephony equipment. And, because it is the same software application, it offers a consistent end user and administrator experience from very small to the largest of our solution deployments, and from a physical gateway deployment through to data center virtualization.
     Virtualization based technology has been used to allow many of our applications to run together on a single compute platform reducing implementation costs for our channel partners and customers. Recently, we introduced the Multi-instance Communications Director which utilizes virtualization technology to allow many Mitel Communications Directors to share a common compute platform. This allows customers and service providers the ability to provide a true virtual PBX to each customer in a shared service environment which can reduce operational costs while improving management procedures, security, flexibility, and risk mitigation.
     In certain market segments such as small business and some vertical markets, specialized functionality, simplification, and cost optimized packaging may be required. Our Mitel 1000 through Mitel 5000 products are optimized to effectively address these market requirements. These market segments generally have a much stronger need for connectivity requirements at highly optimized cost points and yet are able to benefit from the advantages of IP-based communications solutions. We address this through hybrid IP/Digital based systems where the core of the system is IP-based. This allows us to take advantage of current technology cost points and an existing customer infrastructure to deliver, what we believe, is a price optimal solution. The Mitel 1000, for example, integrates IP-based network services aimed at the two to eight user market segment, is user installable and addresses small business communication and connection needs from local telephony, through to data networking, wireless, and specialized connections such as door release relays.
     Communication Direction also includes products such as the Mitel Border Gateway which provides a secure and managed interface for communication applications between dissimilar services and infrastructure such as a corporate managed data network and the raw internet.
     Our solutions offer a number of cost effective migration options for our installed base and that of our competitors. In most cases we can provide the same user interface as the previous system, minimize re-training, and utilize a large portion of the legacy solution allowing customers a clear and cost effective migration path through the Mitel portfolio.
Phones & Peripherals
     We are a market leader in IP phones and associated peripherals. Our solutions use a single stream of IP phones providing consistency and enabling our customers to grow without the need to change out their existing equipment. Our channel benefits through an optimized set of devices which can be used across most of our IP communications portfolio and addresses broad market requirements. Our designs are well recognized for aesthetic appeal, durability, and sound quality. Phones and peripherals are designed with the end user in mind taking into account role based requirements and vertical market needs.
     A key strategy in our designs has been to ensure uniformity not only in user interface and physical design but in application presentation. This allows 3rd party applications and services to leverage most of this solution portfolio in an open, simple, and consistent fashion. In part, this includes one of the largest and highest resolution screens available across much of the portfolio but which has fine grained control for applications via web based interfaces. Customers, channel partners, development partners, and system integrators can write applications that securely and directly access these devices via simple interfaces such as Hyper Text Markup Language (“HTML”).

For example, an emergency notification in education facilities provides clear instruction on required evacuation procedures and the ability for the user to acknowledge that these instructions were received.
     Our phones have a number of embedded key attributes which we believe delivers more functionality and value than other IP phone families. This includes market leading power savings; built in security which allows most Mitel deployments to have full encryption with no performance impact; and, an algorithm designed to deal with some of the most adverse conditions on business networks and the internet. These capabilities in conjunction with the Mitel Border Gateway makes for what we believe to be one of the simplest and most reliable solution for home-based workers using the raw internet and in some cases satellite based IP connectivity.
     Our phones offer a unique level of modularity that goes beyond basic functionality, such as extended key modules for receptionists to include functions such as the Line Interface Module (“LIM”) which integrates into the IP phone and automatically connects to a local phone line when the home or remote teleworker dials 911, and enabling responders to know the callers location. An important element in the design is the use of wireless connectivity which minimizes cables and which provides what we believe to be a superior aesthetic design, while providing functional and packaging flexibility. Recent innovations have included cordless handsets and headsets which can roam as far as 300 feet and the ability to add WiFi to the phone to leverage a deployed wireless network or create instant offices in the event of a business emergency situation.
     We offer, through our portfolio a broad range of IP phones at competitive prices; Software based phones (Soft-phones); wireless based phones supporting WiFi and Digital Enhanced Cordless Telecommunications (DECT); and a wide variety of specialized devices such as an operator console, sub-attendant console, trader turret, and remote paging devices. We also continue to enhance our digital phone portfolio to address the price sensitivity and infrastructure needs of the small business market.
Mobility
     Our software based mobility solutions give organizations flexibility with or without mobile phones. As with our Communication Direction solutions the implementation of our mobility solutions is tuned to the needs of the vertical sector they address, from small business to large global enterprises. For large enterprises the starting point for mobility is the ability to allow users to securely log into any of our IP phones anywhere within the enterprise allowing for both high mobility and a high utilization of physical workspaces.
     In 2009, we added the capability for most phone or communication devices to be included in a user’s personal ring group. This allows users to log in through a company’s existing equipment, the phone of another business, a home phone, a mobile phone, or even a two-way digital radio. Multiple devices can be associated with a single user, group, or role with personal status management to allow users to define how these devices are to be used. Regardless of device used, a single identity will be presented for the user as if they were using a traditional desk phone. This functionality includes the ability to seamlessly move between devices (for example, from a user’s mobile phone to that same user’s home or desk phone) while on a call.
     A key part of our mobility strategy is to be device/phone independent and to enable broad functionality without the need for special software applications to be installed on to a mobile phone or the need to change familiar user behavior. This allows customers to choose solutions that best suite their mobile phone strategy. In addition, optional software is available for mobile phones to further enhance personal management of the solution. No desk phone is required meaning that a user could have a single device, such as a mobile cellular phone, integrated into their business communication network, driving the ability to further reduce operating and capital costs.
     Mobile devices take many forms and, in conjunction with our solution partners who specialize in mobile cellular phones, we have designed communication solutions targeted not only for the mobile market but also for a variety of WiFi and in-building wireless systems (for example, DECT) including those targeted at the specific needs of certain vertical markets.
     Thin client computing is an important part of any mobility and virtualization strategy and we have created capabilities for thin client users including desk and mobile phone integration and single identity management.
     Our mobility solutions are being further enhanced through the offer of mobile cellular service in the United States as part of our NetSolutions portfolio.
Collaboration
     An essential part of any business involves interacting and collaborating with customers, colleagues and others. Communication is an essential part of any business process and, in most cases, a critical one. We offer an extensive suite of proven collaboration solutions, which have open interfaces that are enabled by web services technology, allowing for the integration of communications and collaboration with other business solutions services. We utilize Services Open Architecture (SOA) principles to implement CEBP.
     We were one of the first to introduce secure Presence and Instant Messaging (IM) into a single communication collaboration portal. The Your Assistant® product was introduced in 2002 and has now evolved to become the Unified Communicator® product which extends across our solutions portfolio including contact centers, phones, and our Voicemail, Unified Messaging, and even our operator console solutions.
     Our collaboration solutions include:
•	Multi-media contact center solutions which also scale down to help desk support with remote assistance

•	A Business Dashboard capability to allow supervision based on business communications metrics

•	Audio and Web based Conferencing and Collaboration

•	Unified Communicator Advanced and Express and associated presence and IM proxy

•	Integration and proxy with Microsoft OCS and IBM Sametime environments

•	Unified Messaging, Voicemail, and our Auto Attendants with Speech Recognition

•	High definition video centric tele-collaboration
     We are seeing a resurgence in video conferencing with the introduction of high definition presentation and significant cost reductions driven by the consumer market and the wide availability of broadband data connections. We have integrated collaboration solutions directly into our high definition product and focused on best in class TCO to create an advanced user experience while currently using significantly less data network bandwidth, simplified implementation, and at a lower cost to our customers as compared to other vendors of similar technology.
     Unified messaging based functionality scales from an embedded solution in our ICP’s up to high availability solutions for the data center with up to a four times active server configuration delivering high availability for up to 100,000 mailboxes of capacity per Unified messaging system. In addition to integrated speech recognition auto attendant functionality, presence has been integrated into many aspects of this solution suite including notification of user presence and availability while listening to a received voicemail. Unified integration into various email applications, such as those from Microsoft and IBM, is supported as well as access through a web based portal or even integration to other application using web services protocols.
     Our Unified Communicator Advanced solution provides a single portal based user interface for end user presence, availability, collaboration, and personal communication management activities. Built on modern user interface designs, a user can determine presence and availability, place a call (via Unified Communicator Advanced softphone or an associated physical phone), launch a variety of collaboration applications such as audio & web conferencing, and manage personal communication configuration and policies such as personal call routing based on a user’s calendar entries.
     A customer can also choose to integrate our solutions with any of Unified Communicator, Microsoft OCS, or IBM Sametime (currently in development). Given that the modern business rarely has a single suite of applications, we can enable all or any combination of these collaboration environments simultaneously giving flexibility and reducing vendor lock in issues. These environments are then tied into our various applications solutions including Unified Messaging, Intelligent Directory to the phone, and even to the Operator Console.
     Our Audio & Web Conferencing application provides a sophisticated conference centric collaboration environment which we believe has the ability to generate considerable cost savings to a business. It includes a number of collaboration tools and scheduling options, including the ability to set up a conference via Microsoft Outlook, our Unified Communicator solution, or a web based interface. Our customer premises based Audio and Web conferencing can be used in conjunction with our NetSolutions based Audio and Web conferencing service to allow customers the ability to optimize both the experience and expense depending on the location of participants.
     We offer a suite of Contact Center solutions addressing market needs from a large enterprise’s inbound and outbound contact centers, through to the very small business help desk or customer support service. The suite is simple to use and implement and can be incrementally enhanced to move from simple Automatic Call Distribution (ACD), to reporting, supervision, scheduling, schedule adherence, Interactive Voice Response (IVR), and multi-media customer interaction.

Our Industry Awards
     We have won numerous awards for our product innovation, industrial design and performance. Some of these awards include:
•	Mitel Dynamic Extension — Frost & Sullivan Best Practices Award (2009)

•	Mitel Dynamic Extension — CATA Alliance Private Sector Innovation and/or Leadership in Advanced Technology (2009)

•	Mitel Dynamic Extension — TMC Labs Innovation Award Unified Communications (2009)

•	Mitel Telecollaboration Solution — TMC Labs Innovation Award Internet Telephony Magazine (2009)

•	Mitel Customer Interaction Solutions - IP Contact Center Technology Pioneer Award Customer Interaction Solutions Magazine (2009)

•	Mitel Applications Suite — Communications Solutions Product of the Year Award (2008)

•	Mitel Live Business Gateway — Unified Communications Excellence Award (2008)

•	Mitel Customer Interaction Solutions — Customer Interactions Solutions Product of the Year (2008)

•	Mitel Communications Suite — Internet Telephony Product of the Year (2008)

•	Mitel Communications Suite — TMC Labs Innovation Awards — Internet Telephony Magazine (2008)

•	Mitel Communications Suite — Winner Best of Interop — VoIP and Collaboration (2008)
Business Segments and Principal Markets
     The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal 2007		Fiscal 2008		Fiscal 2009
		% of		% of		% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	(In millions, except percentages)
United States	$161.6	42.0%	$409.8	59.2%	$487.2	66.3%
Europe, Middle East & Africa (EMEA)	162.4	42.2%	216.4	31.3%	184.1	25.0%
Canada and Caribbean & Latin America	49.4	12.8%	51.8	7.5%	50.4	6.9%
Asia Pacific	11.5	3.0%	14.0	2.0%	13.4	1.8%

	$384.9	100.0%	$692.0	100.0%	$735.1	100.0%

     For further information regarding our reportable segments please see Item 5 “Operating and Financial Review and Prospects”.
Sales, Marketing and Distribution
     Our sales and marketing strategy leverages our own offices in 20 countries with local presence and customer relationships with over 1,600 channel partners servicing customers covering more than 90 countries. We use a combination of direct, indirect, high-touch and wholesale distribution implemented to optimize our route to market based on region.
     Our sales management staff is directed to operate a channel-neutral selling approach and is compensated accordingly. On a case-by-case basis we may close a sale on a direct basis, while utilizing one of our channel partners for the purpose of fulfillment and ongoing support. Conversely, channel partners may bring us sales opportunities for which they see a greater likelihood of obtaining the account if we take a lead role in the selling process.
     Our channel partners are supported by our internal teams of regional account managers, systems engineers, technical account managers and sales administrators. To complement our channel partner network, we also provide support to independent consultants who focus on assisting companies with network design, implementation and vendor selection.

We believe our extensive channel partner network in conjunction with our corporate support allows us to effectively sell our solutions globally, without the need to build dedicated in-house sales and service capabilities in every geographic market. We continue to recruit channel partners with a focus on growing market coverage, supporting converged solutions and implementing applications interoperation.
     Where we can benefit from operational savings, we perform product fulfillment and order logistics in-house rather than through a wholesale distribution network. This also forms part of our strategy to ensure global continuity of supply by leveraging various mechanisms such as in-house distribution, wholesale, and our contract manufacturers.
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
     As at August 31, 2009, our sales and marketing force consisted of 672 employees.
Manufacturing and Supply Chain Management
     Our objective is to deliver high quality and differentiated product to our channel and customers while optimizing our operational cost structures and ensuring continuity of supply. To enable this we use a three pronged strategy of operational optimization: leverage of volume based external supply and manufacturing, supply continuity and portability.
     Core to our operationally optimization we have a combined Hardware R&D and Operations team which fosters effective end-to-end supply focused decision making from component supplier and manufacturer selection early in the design cycle to supply related choices at volume manufacturing. We also leverage this team synergy between the R&D and Operations teams to optimize our customer fulfillment model and accelerate our time to market objectives. This is augmented through the use of 3rd party suppliers of products and design services to add flexibility in our design capacity and to compliment our product offerings.
     We leverage the benefits of high volume contract manufacturers and component suppliers and we require them to operate in a transparent model so that we have full visibility of component supply, manufacturing process and portability. We diversify ourselves among multiple contract manufacturers and suppliers and, on an ongoing basis, we measure and benchmark the performance of our component suppliers and manufacturers for technical innovation, financial strength, quality, support and operational effectiveness.
     As part of managing supply continuity and supply chain barriers, our products are designed for manufacturing “portability”. We implement portable designs by limiting the use of custom and sole source components and adhering to industry standard Design For Manufacture (DFM) and Design For Test (DFT) guidelines. This allows us the flexibility of multiple sources of supply both at the component and manufacturer level and enables us to benefit from additional options for supply availability.
     As part of our supply continuity plans, we manage our own product distribution facilities which are augmented with 3rd party facilities and in some regions wholesale distributors all of which is managed by our Operations team. This is implemented with geographically diverse points of distribution with principle facilities being in the United States and Europe.
Research and Development
     Since 2001, we have invested heavily in IP-based R&D. This strategy has been based on two key planning assumptions. First, we believed that the shift in customer demand towards IP-based communications solutions, and subsequently unified communications, would be one of the most significant technology transformations in the voice communications industry since digital telephony displaced analog phone systems in the 1980s. Second, we believed that the transition to this new mode of IP-based communications would be rapid. Companies who did not anticipate and proactively plan for this rapid technological change would miss out on a significant market opportunity, suffer significant customer and market share losses and damage their potential for future revenue growth. Our new product development programs are exclusively focused on developing IP-based solutions and associated applications.

     Accordingly, we executed an aggressive research and development investment strategy, designed to position us with one of the broadest portfolios of IP-based and unified communications solutions in the industry. This strategy has been key in delivering a market leading portfolio very early in the market change to IP technology and having accomplished that we have been bringing our R&D investment back into alignment with best in class operating metrics. This is reflected in our research and development expense levels, which have ranged between 17% and 8% of revenues in the period from fiscal 2001 through fiscal 2009.
     Our research and development organization is located in three centers of excellence which focus on specific elements of our global portfolio. Our center in Ottawa, Canada is responsible for our enterprise products, our messaging, contact center, teleworking and mobility applications, as well as our desktop phones and appliances. Our center in Chandler, Arizona (near Phoenix), is responsible for our Small and Medium Business (“SMB”) portfolio and our advanced collaboration applications. Our center in Dublin, Ireland is responsible our small and very small business portfolio. Our combined research and development organization, as of August 31, 2009, was comprised of 427 personnel, almost all of whom are engaged in product design and verification. Research and development personnel have an average tenure with us of approximately 11 years, and bring competencies in real time software, call control, telephony applications and digital signal processing. Our ratio of software to hardware engineers is approximately 9:1, compared to a ratio of 8:1 in fiscal 2008 and 5:1 in fiscal 2007, reflecting our focus on software in our core products and our growing suite of applications. We also leverage external development relationships with a number of third party software development firms, both for specific software applications that we may brand as Mitel products and for non-mission-critical development and support. We target a major release cycle for our key products every six to nine months.
Intellectual Property
     We actively manage intellectual property assets including patents, industrial designs, trademarks, proprietary software, copyrights, domain names, operating and instruction manuals, trade secrets and confidential business information. These assets are important to our competitiveness and we continue to expand our intellectual property portfolio in order to protect our rights in new technologies and markets.
     We have over 1100 patents and pending applications in the U.S., Canada and Europe and in other countries around the world covering over 350 inventions. Within the last 8 years we have focused our intellectual property efforts on seeking patent protection for our IP-based communications inventions and have a number of patents in the areas of presence, collaboration and mobility.
     Given the strength of our IP-based patent portfolio, we continue to implement a strategy to leverage these assets by asserting our rights in certain patented technologies. Certain companies have engaged us to pro-actively license or purchase patents within our portfolio and we will continue to encourage others to do the same. Likewise, our patent portfolio serves to counter any allegations of infringement on the patents held by our competitors.
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
     On June 27, 2007, we filed a lawsuit against ShoreTel in the U.S. District Court for the Eastern District of Texas, alleging infringement of certain of our patents. ShoreTel subsequently filed a counter claim alleging infringement of one patent. In May 2009, Mitel and ShoreTel announced that they had entered into a settlement agreement with respect to the patents identified in the above noted claim and counter-claim. All suits and counter suits were subsequently dismissed by consent order in May 2009.
C. Organizational Structure
     See Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders” and Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions” for a discussion of our major shareholders and their related ownership interest in Mitel.
     We carry on our worldwide business directly and through our subsidiaries. Our material subsidiaries as of August 31, 2009 are shown on the chart below, with the jurisdiction of incorporation in parentheses:
D. Property, Plant and Equipment
   Leased Facilities:
   Properties
     We do not own any real property. The following table outlines significant properties that we currently lease:

		Area	Expiration
Location	Purpose	(In Square Feet)	Date of Lease
Ottawa, Canada	Corporate Head Office/Sales/Research & Development(1)	482,244	February 15, 2011
Caldicot, United Kingdom	U.K. and EMEA Regional Headquarters	45,000	March 9, 2021
Chandler, AZ	Office/Sales/Research & Development	97,000	June 30, 2012
Tempe, AZ	Warehouse	68,000	June 30, 2012
Reno, NV	Office	74,000	November 14, 2018

(1)	Sublet to: General Dynamics Canada Ltd. until February 15, 2011 (42,930 square feet); InGenius Software Inc. until February 15, 2011 (4,026 square feet); and Wesley Clover International Corporation, a company controlled by Dr. Matthews, until November 30, 2010 (10,250 square feet).
     The Ottawa facilities are leased from Kanata Research Park Corporation, a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into (see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions”).
     In addition to these significant properties, we also operate a number of regional sales offices throughout the world from leased facilities, including offices:
•	throughout the U.S. (including Little Rock (Arkansas), Tucson, Chandler and Tempe (Arizona), New York City and Albany (New York), Atlanta (Georgia), Chicago and Arlington Heights (Illinois), Indianapolis and Kansas City (Kansas), Lexington and Louisville (Kentucky), Boston (Massachusetts), Minnetonka (Minnesota), Costa Mesa, San Francisco, Glendale, Sacramento, San Diego, San Jose (California), Denver (Colorado), Beltsville, (Maryland), Washington (DC), Ft. Lauderdale, Miami, Orlando and Tampa (Florida), Richmond (Virginia), Waukesha (Wisconsin), Murray Hill, (New Jersey) Columbia, Springfield and St Louis(Missouri), Charlotte and Winston-Salem (North Carolina), Albuquerque and Santa Fe (New Mexico), Las Vegas and Reno (Nevada) Akron and Columbus (Ohio), Portland (Oregon), Philadelphia and Pittsburgh (Pennsylvania), Greenville (South Carolina), Sioux Falls (South Dakota), Memphis and Nashville (Tennessee), Austin, Dallas, El Paso, Houston, Ft. Worth and San Antonio (Texas), Salt Lake City (Utah), Seattle, (Washington));

•	throughout Canada (including Toronto (Ontario), Montreal (Quebec), Calgary (Alberta), Winnipeg (Manitoba), Burnaby (British Columbia) and Halifax (Nova Scotia));

•	throughout the United Kingdom (including London, Slough, Birmingham, Kettering, Northampton (England) and Strathclyde, Glasgow (Scotland)) and Dublin (Ireland);

•	throughout Continental Europe, the Middle East and Africa (including Belgium, France, Germany, the Netherlands, Italy, Spain, Saudi Arabia, Dubai and South Africa);

•	in Asia-Pacific (including Hong Kong, Shanghai, Beijing (China), Singapore and Sydney (Australia)); and

•	in Mexico City (Mexico), Guaynabo (Puerto Rico), Rio de Janeiro (Brazil) and Barbados.
     We believe that these facilities are adequate for our immediate needs and that additional space would be available if needed to accommodate any expansion.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended April 30, 2009
     The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements, as well as the other financial information appearing elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties and that reflect estimates and assumptions. Our actual results may differ materially from those indicated in forward-looking statements. Factors that could cause our actual results to differ materially from our forward-looking statements are described in Item 3.D. “Key Information — Risk Factors” and elsewhere in this annual report.
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
     As a result of the Inter-Tel Acquisition and the restructuring of our previous debt and equity investments, in accordance with U.S. GAAP, our results for fiscal 2008 and fiscal 2009 included several non-cash impacts relating to purchase accounting, and our accounting for complex financial instruments. Our results for fiscal 2008 and 2009 also reflect the impact of adopting Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”) on Inter-Tel’s sales of lease-type transactions as of the Inter-Tel Acquisition date. The effect of such adoption was to (1) defer $44.2 million of revenue previously recognized by Inter-Tel prior to the Inter-Tel Acquisition as of the acquisition date and (2) reduce both total revenues and operating income recorded in fiscal 2008 post-acquisition and fiscal 2009 by $14.0 million and $10.2 million, respectively.
Overview
     We are a provider of IP-based and unified communications solutions and services for business customers. Our IP-based and unified communications solutions consist of a combination of software applications that integrate voice, video and data communications with business applications and processes, and telephony hardware products, such as communications platforms and desktop devices. We refer to these software and hardware products as communications solutions because they are configured to meet our customers’ specific communications needs. We complement our communications solutions with a range of services, including the design of communications networks, implementation, maintenance, training and support services, as well as network services. We believe that our IP-based and unified communications solutions and services enable our customers to realize significant cost benefits and to conduct their business more effectively.
     In spite of current economic conditions, we have experienced some growth in fiscal 2009 with total revenues increasing by 6.2% to $735.1 million, from $692.0 million in fiscal 2008. In fiscal 2009, we reported an adjusted operating income of $12.6 million compared to a $2.1 million loss in the previous year yielding a $14.7 million improvement year over year (See Item 5 — Operating and Financial Review and Prospects — Operating Results — Sources of Revenues and Expenses — Operating Expenses — Operating Loss). While our operating results were significantly impacted by the global recession, which resulted in weaker sales in the second half of the year, the cost saving measures we undertook during the year contributed significantly to our operating performance and drove the year over year improvement in our adjusted operating income. However, as an effect of weaker capital markets and the global recession, fiscal 2009 includes a non-cash goodwill impairment charge of $284.9 million. This charge does not affect our liquidity, cash flows or current and future operations. Inclusion of this goodwill impairment results in an operating loss of $272.3 million as compared to $7.1 million in the prior year. In fiscal 2009, we also reported EBITDA (a non-GAAP measure) of $85.3 million compared to $64.2 million in fiscal 2008, a $21.1 million (33%) improvement year over year. We define EBITDA as earnings before interest, taxes, depreciation and amortization, excluding non-cash charges and charges related to restructuring, integration and merger related costs.
     We have invested heavily in the research and development of IP-based and unified communications solutions to take advantage of the telephone communications industry shift from traditional PBX systems to IP-based and unified communications solutions. Substantially all of our system shipments for fiscal 2009 were IP-based and unified communications solutions.
Comparability of Periods
     In light of the Inter-Tel Acquisition and the realignment of our business over the past eight years to focus on IP-based and unified communications solutions, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as being a good indicator of our future performance.
     In fiscal 2008, we revised our allocation of revenues and cost of revenues from a product and service group presentation, to a telecommunications and network services presentation. In fiscal 2009, we have not made any changes to our financial statement presentation. This revised presentation is consistent with the way in which Inter-Tel reported its revenues and cost of revenues prior to the Inter-Tel Acquisition. The results of operations for fiscal 2007 have been restated to conform with the new presentation.
     Our functional currency is the U.S. dollar and our consolidated financial statements are prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as other comprehensive income.

Key Performance Indicators
     Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: revenues, gross margins, operating costs, cash flows and EBITDA.
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
EBITDA is also evaluated by comparing actual results to management forecasts and prior period performance.
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
     We sell our communications solutions and services through a distribution network of channel partners that includes resellers, solutions providers, communications service providers, systems integrators, and other technology providers. We complement and support our channel partners in selected markets using a sales model whereby our sales staff works either directly with a prospective customer, or in coordination with a channel partner in defining the scope, design and implementation of the solution. We maintain sales offices in 20 countries in order to better facilitate this sales model by providing a local presence for our partners and end-customers.
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
     We make sales to resellers and channel partners based on contracts with terms typically ranging from one to three years. For products sold through these distribution channels, revenues are recognized at the time the risk of loss is transferred to resellers and channel partners according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line phone support for certain products, are accrued. For other technical support and training obligations, revenues from product sales are allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenues attributable to undelivered elements are deferred and recognized upon performance or ratably over the contract period.
     Our standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenues are recognized, an accrual for estimated warranty costs is recorded as a component of cost of revenues based on prior claims experience. Sales to our channel partners do not provide for return or price protection rights while sales to resellers provide for these rights. Product return rights for distributors are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenues are recognized. For new resellers, we estimate the product return provision using past return experience with similar partners operating in the same regions. We offer various cooperative marketing programs to assist our channels to market our products. Allowances for these programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.
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
     We leverage the benefits of high volume contract manufacturers and component suppliers and we require them to operate in a transparent model so that we have full visibility of component supply, manufacturing process and portability. We diversify ourselves among multiple contract manufacturers and suppliers and, on an ongoing basis, we measure and benchmark the performance of our component suppliers and manufacturers for technical innovation, financial strength, quality, support and operational effectiveness.
     Service cost of sales is primarily comprised of labor costs associated with maintenance and support, Managed Services, installation and other professional services.
Research and Development (R&D) Expenses
     Our R&D organization is located in three centers of excellence. These centers focus on specific elements of our global portfolio. Our center in Ottawa, Canada is responsible for our enterprise products, our messaging, contact center, teleworking and mobility applications, as well as our desktop phones and appliances. Our center in Chandler, Arizona (near Phoenix), is responsible for our SMB portfolio and our next generation collaboration applications. Our center in Dublin, Ireland is responsible for our small and very small business portfolio. Our combined R&D organization, as of April 30, 2009, was comprised of 416 personnel, almost all of whom are engaged in product design and verification.
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
     Integration and acquisition-related transaction expenses principally consist of legal and consulting fees, as well as other incremental non-recurring costs directly related to the Inter-Tel Acquisition.
Other Operating Expenses
     Other expenses included as deductions against operating income include gains or losses on sale of assets or operations.
Results of Operations
     The following table sets forth our audited consolidated statement of operations data for the fiscal periods indicated:

	Year Ended	Six Days Ended	Year Ended
	April 24,	April 30,	April 30,	April 30,	April 30,	April 30,
	2005	2005	2006	2007	2008	2009
	(In millions, except per share data)
Revenues	$342.2	$3.2	$387.1	$384.9	$692.0	$735.1
Cost of revenues	213.2	2.4	225.7	225.1	367.9	390.6

Gross margin	129.0	0.8	161.4	159.8	324.1	344.5
Research and development	41.4	0.7	44.1	41.7	62.6	60.1
Selling, general and administrative	114.9	1.8	120.7	123.5	246.6	248.5
Special charges, integration and merger-related costs(1)	10.6	—	5.7	9.3	16.0	23.3
Loss (gain) on disposal of assets	3.4	—	(2.4)	(1.0)	1.0	—
Litigation settlement	—	—	—	16.3	—	—
Initial public offering costs	—	—	—	3.3	—	—
In-process research and development(2)	—	—	—	—	5.0	—
Impairment of goodwill	—	—	—	—	—	284.9

Operating loss	(41.3)	(1.7)	(6.7)	(33.3)	(7.1)	(272.3)
Other (income) expense, net	7.5	(0.1)	39.8	(0.1)	(8.0)	(59.3)
Income tax (recovery) expense	0.8	—	(1.9)	1.8	(12.3)	(19.3)

Net income (loss)	$(49.6)	$(1.6)	$(44.6)	$(35.0)	$13.2	$(193.7)

Net loss per common share

Basic and diluted	$(0.49)	$(0.01)	$(0.44)	$(0.36)	$(0.44)	$(1.09)

Weighted average number of common shares outstanding (in millions)	113.8	117.1	117.2	117.3	186.1	214.7

Fiscal 2009 as compared to Fiscal 2008
     The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2008 and 2009:

	Fiscal
	2008		2009
		% of		% of	2009 Change
	Amounts	Revenues	Amounts	Revenues	Amount	%
	(In millions, except percentages)
Revenues	$692.0	100.0%	$735.1	100.0%	$43.1	6.2%
Cost of revenues	367.9	53.2%	390.6	53.1%	22.7	6.2%

Gross margin	324.1	46.8%	344.5	46.9%	20.4	6.3%
Research and development	62.6	9.0%	60.1	8.2%	(2.5)	(4.0)%
Selling, general and administrative	246.6	35.5%	248.5	33.8%	1.9	0.8%
Special charges, integration and acquisition-related expenses(1)	16.0	2.3%	23.3	3.2%	7.3	45.6%
Litigation settlement	—	0.0%	—	0.0%	—	*
Initial public offering costs	—	0.0%	—	0.0%	—	*
Loss (gain) on sale of manufacturing operations	1.0	0.1%	—	0.0%	(1.0)	*
In-process research and development	5.0	0.7%	—	0.0%	(5.0)	*
Impairment of goodwill	—	0.0%	284.9	38.8%	284.9	*

Operating loss	(7.1)	(1.0)%	(272.3)	(37.0)%	(265.2)	*
Interest expense	34.7	5.0%	40.1	5.5%	5.4	15.56%
Debt and warrant retirement costs	20.8	3.0%	—	—	(20.8)	*
Mark-to-market adjustment on derivatives	(61.9)	(8.9)%	(100.2)	(13.6)%	(38.3)	*
Other (income) expense, net	(1.6)	(0.2)%	0.8	(0.1)%	2.4	*
Income tax (recovery) expense	(12.3)	(1.8)%	(19.3)	(2.6)%	(7.0)	*

Net income (loss)	$13.2	1.9%	$(193.7)	(26.4)%	$(206.9)	*

EBITDA (a non-GAAP measure)	$64.2	9.3%	$85.3	11.6%	$21.1	32.9%

*	percentage change for these balances would not be reflective of a trend and therefore have not been shown

(1)	Special charges relate to restructuring activities and other loss accruals undertaken to improve our operational efficiency and realign our business. In fiscal 2008 and 2009, it also includes Inter-Tel Acquisition related integration costs.
   Revenues:
   Geographic Segment Revenues:
     Our reportable segments are represented by the following four geographic sales regions:

•	the U.S.;

•	Europe, Middle East & Africa (collectively “EMEA”);

•	Canada and Caribbean & Latin America (collectively “CALA”); and

•	Asia Pacific.
     These reportable segments were determined in accordance with how our management views and evaluates our business. The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal years indicated:

	Fiscal
	2008		2009
		% of		% of	2009 Change
	Revenues	Revenues	Revenues	Revenues	Amount	%
	(In millions, except percentages)
United States	$409.8	59.2%	$487.2	66.3%	$77.4	18.9%
EMEA	216.4	31.3	184.1	25.0	(32.3)	(14.9)%
Canada and CALA	51.8	7.5	50.4	6.9	(1.4)	(2.7)%
Asia Pacific	14.0	2.0	13.4	1.8	(0.6)	(4.3)%

	$692.0	100.0%	$735.1	100.0%	$43.1	6.2%

     During fiscal 2009, revenues increased by $43.1 million, or 6.2%, compared to fiscal 2008. The increase is primarily due to the Inter-Tel Acquisition and the inclusion of a full twelve months of Inter-Tel revenues as compared to 8 1/2 months in the previous year.
     Revenue growth in the United States was $77.4 million and was the result of $54.2 million increase in sales from our telecommunications products coupled with a $23.2 million increase in sales from our network services products. These increases are primarily due incremental Inter-Tel (and its subsidiaries) revenues as a result of the inclusion of a full twelve months of Inter-Tel sales in fiscal 2009. This incremental growth was partially offset by the effects of the global recession.
     Revenue in EMEA declined by 14.9%, as compared to fiscal 2008, as a result of the global recession and the strengthening of the US dollar to the British pound. As approximately 90% of this region’s revenues are generated in currencies other than the US dollar, most significantly the British pound and the Euro, our revenues, as reported in US dollars, will be impacted by significant changes in exchange rates, as we experienced in the current year. The decline in revenue in EMEA was partially offset by the Inter-Tel Acquisition and the inclusion of its international operations in the United Kingdom for a full year. Further impacting revenue in the region has been the year-over-year decline in the region’s service business resulting primarily from a decline in both maintenance and support and managed service revenues.
     Revenue declines in the Canada, CALA and Asia Pacific segments are primarily attributable to the global recession which slowed sales during the second half of this fiscal year.
Gross Margin:
     The following table sets forth gross margin, both in dollars and as a percentage of revenues, for the fiscal years indicated:

	Fiscal
	2008	2009
	Amount	Amount
	(In millions, except percentages)
Telecommunications
Revenues	$642.1	$662.0
Gross Margin	304.7	313.1
Gross Margin %	47.5%	47.3%
Network Services
Revenues	$49.9	$73.1
Gross Margin	19.4	31.4
Gross Margin %	38.9%	43.0%
Total
Revenues	$692.0	$735.1
Gross Margin	324.1	344.5
Gross Margin %	46.8%	46.9%

     Gross margin improved marginally in fiscal 2009, increasing by a tenth of a percent over last year. Declines in revenue in the second half of the year as a result of the global recession were offset by lower costs to sell our products. Lower costs were driven by lower labor and other overhead charges that arose from headcount and salary reductions. As a result of the global recession and as part of our integration of Inter-Tel we took actions to lower our costs, streamline our operations and negotiate better supply agreements. These cost saving actions aided in maintaining our gross margin as a percentage of revenue.
     Gross margin percentage on telecommunication revenues alone remained flat in fiscal 2009, as compared to fiscal 2008, primarily as a result of the items discussed above.
     Network services typically generates lower gross margins as compared to sales of software and systems. In fiscal 2009 the gross margin from our network services revenues improved from 38.9% to 43.0% predominantly as a result of lower rates negotiated with our local and long distance carriers. The margin from this product stream was also aided by several one-time credits received from our carriers. We anticipate that the margin for this stream will decline slightly from fiscal 2009 levels in the future.
Operating Expenses
Research and Development:
     R&D expenses decreased by $2.5 million and went from 9.0% of revenue in fiscal 2008 to 8.2% in fiscal 2009. The reduction in cost was as a result of restructuring actions taken during the year to align our operating model with revenue levels that were negatively impacted by the global recession. The impact of these restructuring activities were partially offset by the inclusion of a full twelve months of Inter-Tel R&D expenditures as compared to 8 1/2 the previous year.
     Historically, we have invested between 17% and 8% of revenues on R&D from fiscal 2002 through fiscal 2008, consistent with an aggressive research and development investment strategy that has positioned us with a broad range of feature-rich, scalable, standards-based and interoperable IP-based communication solutions. In recent years the percentage of R&D compared to revenue has declined and we would anticipate this trend to continue into fiscal 2010. The acquisition of Inter-Tel substantially added to our product portfolio. As a result, we have been able to significantly reduce the amount of investment in R&D while maintaining a competitive product portfolio.
Selling, General and Administrative:
     SG&A expenses decreased to 33.8% of revenues from 35.5% of revenues in fiscal 2008 but increased by $1.9 million this year over last. The increase in absolute dollars is primarily due to the inclusion of twelve months of operations for Inter-Tel (and its subsidiaries) as compared to 8 1/2 in fiscal 2008. The increase in SG&A expenses due the acquisition were partially offset by restructuring and other cost cutting actions taken during the year to align our operating model with revenues levels, as discussed above. Our SG&A expenditures continued to include significant non-cash charges, most significantly $25.0 million (2008 — $17.0 million) for the amortization of purchased intangible assets of Inter-Tel (and its subsidiaries), such as customer relationships, developed technology and trade name and $2.4 million of incremental compensation expense associated with employee stock option grants.
Special Charges, Integration and Inter-Tel Acquisition-Related Expenses:
     During fiscal 2009, we recorded pre-tax special charges of $20.3, as a result of actions taken to lower our operating cost structure. The components of the charge included $10.8 of employee severance and benefits incurred in the termination of approximately 450 employees around the world, $0.5 of accreted interest related to lease termination obligations, $7.4 related to additional lease terminations in the period and $1.6 in assets written off. Payment of workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligations incurred in the current and prior fiscal years will be reduced over the remaining term of the leases.
Impairment of Goodwill:
     During Fiscal 2009 we recorded a goodwill impairment charge of $284.9 on the goodwill initially recorded as part of our acquisition of Inter-Tel. In accordance with our policy, the goodwill is tested for impairment at the end of each fiscal year at the reporting unit level.

The fair value of each reporting unit is estimated using a combination of the market approach and the income approach. Under the market approach, a multiple of EBITDA of each reporting unit is calculated and compared to market participants to corroborate the results of the calculated fair value. Under the income approach, discounted cash flows for each reporting unit are used to estimate the fair value of the reporting unit. We generally select the fair value of the reporting unit using the average of the results under the two approaches. Due to the economic downturn and its impact on consumer spending, we lowered our expected cash flow forecasts and this, combined with significantly lower market multiples as a result of the general decline in global capital markets, resulted in a decline in the fair value of our US reporting unit. Accordingly, the carrying amount of the goodwill exceeded the implied fair value and an impairment charge of $284.9 was recorded. This non-cash goodwill impairment charge does not affect the Company’s liquidity, cash flows or future operations.
Operating Loss
     In fiscal 2009, we reported an adjusted operating income, as defined below, of $12.6 million compared to $2.1 million loss in the previous year yielding a $14.7 million improvement year over year. While our operating results were significantly impacted by the global recession, which resulted in weaker sales in the second half of the year, the cost saving measures we undertook during the year contributed significantly to our operating performance and drove the year over year improvement in our adjusted operating income. However, as an effect of weaker capital markets and the global recession, fiscal 2009 included a non-cash goodwill impairment charge of $284.9, which did not affect our liquidity, cash flows or current or future operations. The inclusion of this goodwill impairment resulted in an operating loss of $272.3 million as compared to $7.1 million in the prior year. We view the use of adjusted operating income as a better reflection of our operating results.
Reconciliation of GAAP Financial Results to non-GAAP Financial Results (adjusted operating income)

	Fiscal
	2008	2009
	Amount	Amount	Change
	(In millions, except percentages)
Operating loss	$(7.1)	$(272.3)	$(265.2)
In-process research and development	5.0	—	(5.0)
Impairment of goodwill	—	284.9	284.9

Adjusted operating income (loss)	(2.1)	12.6	14.7

Non-Operating Expenses
Interest Expense:
     Interest expense was $40.1 million in fiscal 2009 compared to $34.7 million in fiscal 2008. The interest expense is predominantly the result of two credit agreements bearing interest based on LIBOR, that financed a portion of the Inter-Tel Acquisition. The increase is as a result of a full year’s interest expense on these credit agreements as opposed to only 8 1/2 months in the fiscal 2008. The increase was tempered by lower borrowing costs in fiscal 2009 compared to fiscal 2008 as LIBOR fell during the year.
Mark-to-Market Adjustment on Derivatives:
     The holders of the Class 1 Preferred Shares have the right to redeem the preferred shares and receive cash equal to the value of the Common Shares into which the instrument would convert after 7 years. This feature qualifies as a derivative liability under generally accepted accounting principles, and therefore must be accounted for separately and marked to market at the end of each reporting period. In fiscal 2009, we recorded a non-cash gain of $100.2 (2008 — $6.0) million representing the mark to market adjustment on the derivative liability embedded in the Class 1 Preferred Shares.
     A similar embedded derivative instrument had been identified within the Series A Preferred Shares and the Series B Preferred Shares which we settled in connection with the Inter-Tel Acquisition and a result we no longer incur these mark-to-market adjustments on these instruments.

     The following table summarizes the gains and losses recorded in fiscal 2007, 2008 and 2009 relating to the derivative liability:

	Derivative Liability
	2007	2008			2009
	Series A and	Series A and
	Series B	Series B	Class 1		Class 1
	Preferred	Preferred	Preferred		Preferred
	Shares	Shares	Shares	Total	Shares
		(In millions)

Mark to market gain (loss)	$8.6	$(2.7)	$6.0	$3.3	$100.2
Reversal of derivative liability	—	58.6	—	58.6	—

Mark to market adjustment on derivatives	$8.6	$55.9	$6.0	$61.9	$100.2

Other (Income) Expense, Net:
     Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses, interest income and amortization of the deferred gain on sale of the United Kingdom land and building in fiscal 2006. Other income, on a net basis, amounted to $0.8 million expense in fiscal 2009 compared to $1.6 million in income during fiscal 2008. The expense recorded in fiscal 2009 is primarily attributable to transactional foreign currency loss of $3.2 million, as compared to gains of $0.6 million in fiscal 2008. This was partially offset by interest income of $1.8 million (2008 — $0.8 million). Our strategy is to use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and inter-company balances.
Provision for Income Taxes:
     We recorded a net income tax benefit of $19.3 million and $12.3 million for fiscal years 2009 and 2008, respectively. The net income tax benefit for fiscal 2009 reflects a current tax benefit of $0.9 million and a deferred tax benefit of $18.4 million resulting from differences in accounting and tax treatment pertaining to revenue recognition, the leasing portfolio, and other accruals. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that, some portion or none of the deferred tax assets will be realized. During fiscal 2009, there was a reduction of a $5.8 million valuation allowance because it was determined that it was more likely than not that the tax assets will be realized. This valuation allowance had been provided for in the fiscal 2008 year.
Net Income (Loss):
     In fiscal 2009 our net loss, after taking into consideration all the items discussed above, was predominantly impacted by the impairment of our goodwill by $284.9 million, offset by a $100.2 million gain from fair value adjustments on our embedded derivatives and the recording of a $18.4 million deferred tax benefit. As a result, we reported a net loss of $193.7 million as compared to a net income of $13.2 million in fiscal 2008.
EBITDA
     In fiscal 2009, we reported EBITDA of $85.3 million, compared to $64.2 million in fiscal 2008, a $21.1 million (32.9%) improvement year over year. In spite of the global recession, the improvement in EBITDA was driven by proactive cost cutting measures we took during the year, as previously described.
Reconciliation of GAAP Financial Results to non-GAAP Financial Results (EBITDA)

	Fiscal
	2008	2009
	Amount	Amount	Change
	(In millions, except percentages)
Operating loss	$(7.1)	$(272.3)	$(265.2)
Impairment of goodwill	—	284.9	284.9
Amortization and depreciation	32.6	38.0	5.4
Special charges, integration and merger related costs	16.0	23.3	7.3
In-process research and development	5.0	—	(5.0)
Other non-cash items	17.7	11.4	(6.3)

EBITDA	$64.2	$85.3	$21.1

Fiscal 2008 as compared to Fiscal 2007
     The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2008 and 2007:

	Fiscal
	2007		2008
		% of		% of	2008 Change
	Amounts	Revenues	Amounts	Revenues	Amount	%
	(In millions, except percentages)
Revenues	$384.9	100.0%	$692.0	100.0%	$307.1	79.8%
Cost of revenues	225.1	58.5%	367.9	53.2%	142.8	63.4%

Gross margin	159.8	41.5%	324.1	46.8%	164.3	102.8%
Research and development	41.7	10.8%	62.6	9.0%	20.9	50.1%
Selling, general and administrative	123.5	32.0%	246.6	35.5%	123.1	99.7%
Special charges, integration and acquisition-related expenses(1)	9.3	2.4%	16.0	2.3%	6.7	72.0%
Litigation settlement	16.3	4.2%	—	0.0%	(16.3)	*
Initial public offering costs	3.3	0.9%	—	0.0%	(3.3)	*
Loss (gain) on sale of manufacturing operations	(1.0)	(0.3)%	1.0	0.1%	2.0	*
In-process research and development	—	0.0%	5.0	0.7%	5.0	*

Operating loss	(33.3)	(8.7)%	(7.1)	(1.0)%	26.2	*
Interest expense	9.1	2.4%	34.7	5.0%	25.6	281.3%
Debt and warrant retirement costs	—	0.0%	20.8	3.0%	20.8	*
Mark-to-market adjustment on derivatives	(8.6)	(2.2)%	(61.9)	(8.9)%	(53.3)	*
Other (income) expense, net	(0.6)	(0.2)%	(1.6)	(0.2)%	(1.0)	*
Income tax (recovery) expense	1.8	0.5%	(12.3)	(1.8)%	(14.1)	*

Net income (loss)	$(35.0)	(9.1)%	$13.2	1.9%	$48.2	(137.7)%

EBITDA (a non-GAAP measure)	$4.7	1.2%	$64.2	9.3%	$59.5	1266%

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities and other loss accruals undertaken to improve our operational efficiency and realign our business. In fiscal 2008, it also includes Inter-Tel Acquisition related integration costs.
Revenues:
Geographic Segment Revenues:
     Our reportable segments are represented by the following four geographic sales regions:
•	the U.S.;

•	EMEA;

•	Canada and CALA; and

•	Asia Pacific.
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

	Fiscal			Fiscal
	2007	2008	Change	2007	2008	Change
	Pre-Adoption of SOP 97-			Post-Adoption of SOP 97-
	2 on Sales Lease			2 on Sales Lease
	Transactions			Transactions
Revenues — U.S	$161.6	$373.9	$212.3	$161.6	$359.9	$198.3

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

Litigation Settlement:
     On March 19, 2007, we reached a settlement agreement with one of our competitors to settle certain patent infringement complaints made by the competitor against us, as well as patent infringement complaints made by us against the competitor, outside of court. Under the terms of the settlement agreement, the competitor agreed to release us from all past infringements and also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $16.3 million was recorded during fiscal 2007. The litigation settlement amount was comprised of $14.8 million, representing the present value of $19.7 million payable over a five-year period and discounted using an interest rate of 12%, plus $1.5 million in legal costs. We did not incur any further litigation settlement charges in fiscal 2008.
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

Net Income (Loss):
     We have reported net income of $13.2 million as compared to a loss of $35.0 million in fiscal 2007. The increase of $48.2 million is primarily driven by the following:
•	Income from operations of $5.3 million, excluding the impact of certain Inter-Tel Acquisition related costs in fiscal 2008 such as $7.4 of integration and merger-related costs and $5.0 million for in-process research and developments costs. This is compared to an operating loss of $17.0 million in fiscal 2007 excluding the impact of the one-time litigation settlement cost incurred in that year.

•	Gain of $61.9 million resulting from the fair value adjustments on our embedded derivatives

•	Deferred tax benefit of $12.3 million
     These increases in operating and net income were partially offset by $17.0 million of amortization expense relating to acquired intangibles, $8.6 million of restructuring costs, $20.8 million of debt and warrant retirement costs and increased interest expense to service the debt issued in connection with the Inter-Tel Acquisition.
EBITDA
     In fiscal 2008, we reported EBITDA of $64.2 million, compared to $4.7 million in fiscal 2007, a $59.5 million (1266%) improvement year over year. The improvement in EBITDA was driven primarily by synergies achieved in the integration of Inter-Tel, as well as continued streamlining of the cost model associated with our core operations.
Reconciliation of GAAP Financial Results to non-GAAP Financial Results (EBITDA)

	Fiscal
	2007	2008
	Amount	Amount	Change
	(In millions, except percentages)
Operating loss	$(33.3)	$(7.1)	$26.2
Amortization and depreciation	9.8	32.6	22.8
Special charges, integration and merger related costs	9.3	16.0	6.7
In-process research and development	—	5.0	5.0
Litigation settlement	16.3	—	(16.3)
Initial public offering costs	3.3	—	(3.3)
Other non-cash items	(0.7)	17.7	18.4

EBITDA	$4.7	$64.2	$59.5

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

     Our sales arrangements frequently include a contractual acceptance provision that specifies certain acceptance criteria and the period in which a product must be accepted or returned. Consistent with U.S. Securities and Exchange Commission Staff Accounting Bulletin 101, we make an assessment of whether or not these acceptance criteria will be met by referring to prior experience in successfully complying with customer specifications. In those cases where experience supports that acceptance will be met, we recognize revenue once delivery is complete, title and risk of loss has passed, the fee is fixed and determinable and persuasive evidence of an arrangement exists.
     The provision for estimated sales returns is recorded as a reduction of revenues at the time of revenue recognition. If our estimate of sales returns is too low, additional charges will be incurred in future periods and these additional charges could have a material adverse effect on our results of operations. As a percentage of annual revenues the provision for sales returns was 1.0% at April 30, 2009 compared to 0.6% at April 30, 2008.
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
Sales-type Leases:
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
     The costs of systems installed under these sales-leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales. Furthermore, when the initial term of the lease is concluded, customers have the option to renew the lease at a payment and term less than the original lease. We establish and maintain reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the year represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of “Net investments in Sales-type leases” on the balance sheet, or included in long-term liabilities on our balance sheet for off-balance sheet leases.
     Our total reserve for losses related to the entire lease portfolio, including amounts classified as accounts receivable on our balance sheet was 5.8% of the ending aggregate lease portfolio at April 30, 2009 (2008 — 6.5%). The reserve is based on a review of Inter-Tel’s write-off experience prior to the Inter-Tel Acquisition and accounts receivable agings at April 30, 2008. We believe our reserves are adequate to cover future potential write-offs. Should, however, the financial condition of our customers deteriorate in the future, additional reserves in amounts that could be material to the financial statements could be required.
Allowance for Doubtful Accounts:
     Our allowance for doubtful accounts is based on our assessment of the collectability of customer accounts. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our accounts receivable and the current credit worthiness of our customers and an analysis of historical bad debts and other adjustments. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimate of the recoverability of amounts due could be adversely affected. We review in detail our allowance for doubtful accounts on a quarterly basis and adjust the allowance amount estimate to reflect actual portfolio performance and change in future portfolio performance expectations. As of April 30, 2008 and April 30, 2009, the provision represented 9% and 11% of gross receivables, respectively. The increase in reserve level at April 30, 2009 was due primarily to the challenging economic market conditions in the U.S. and the resulting higher level of reserves on receivables from customers in that region.

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

	April 24,	April 30,	April 30,
	2007	2008	2009
Balance, beginning of period	$2.0	$1.8	$2.4
Warranty costs incurred	(1.2)	(1.7)	(1.4)
Warranties issued	1.1	1.6	1.3
Other	(0.1)	0.7	—

Balance, end of period	$1.8	$2.4	$2.3

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
     In determining the fair values of assets acquired and liabilities assumed, we were required to make significant estimates and assumptions, including projections of future events and operating performance. In fiscal 2008, we allocated $180.8 million to intangible assets (including customer relationships, developed technology and trade name) based on management’s best estimate. These intangible assets are being amortized over their weighted-average estimated useful lives of 8 years, 8 years and 2 years, respectively. In addition, the Company allocated $5.0 million to in-process research and development, which was expensed during the year ended April 30, 2008.
Long-Lived Assets:
     We have recorded property, plant and equipment and intangible assets at cost less accumulated amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
     In response to changes in industry and market conditions, we may strategically realign our resources and consider restructuring or disposing of our exiting businesses, which could result in an impairment charge. We have not recorded any impairment charges in fiscal 2008 or fiscal 2009 and do not expect any significant future charges based on current information.

Goodwill:
     We assess goodwill for impairment on an annual basis or more frequently if circumstances warrant, as required by FASB Statement No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). An impairment charge is recorded if the implied fair value of goodwill of a reporting unit is less than the book value of goodwill for that unit. We have four geographic units that have assigned goodwill of $134.5 million as of April 30, 2009. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, our methodology for estimating the fair value of each reporting unit primarily considers estimated future revenues and cash flows for those reporting units along with many other assumptions. Future revenue estimates inherently involve a significant amount of judgment, and significant movements in revenues or changes in the assumptions used may result in fluctuations in the value of goodwill that is supported. The result of the most recent annual impairment test resulted in an impairment charge of $284.9 million being recorded against goodwill in our US reporting entity. Goodwill in our other reporting units was found not be impaired.
Special Charges:
     We record restructuring, exit and other loss accruals when the liability has been incurred. We reassess the accruals on a regular basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change. Additional accruals for fiscal 2008 and fiscal 2009 resulted from new restructuring activities and severance costs, including restructuring costs incurred in connection with the Inter-Tel Acquisition. No additions or reversals were made in fiscal 2008 or 2009 as a result of changes in estimates.
Lease Termination Obligations:
     Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable. Because certain real estate lease obligations extend through fiscal 2011, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, many variables were considered such as the vacancy rates of commercial real estate in local markets and the market rate for sublease rentals. Because we are required to project sublease income for many years into the future, estimates and assumptions regarding the commercial real estate market that were used to calculate future sublease income may be different from actual sublease income. During the twelve months ended April 30, 2009 we increased the provision by $7.9 million as a result of vacating leased premises in the U.S. that became redundant after the Inter-Tel Acquisition.
     As of April 30, 2009, the combined balance relating to lease termination obligations was $8.7 million as compared to $7.0 million at April 30, 2008. This estimate will change as a result of actual results, the passage of time and changes in assumptions regarding vacancy, market rate, and operating costs.
Deferred Taxes:
     We have significant net deferred tax assets resulting from operating loss carryforwards; tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. Valuation allowances have been established for deferred tax assets based on a “more likely than not” threshold. We assess the likelihood that our deferred tax assets will be recovered from our ability to generate sufficient future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded. We have incurred significant operating losses since our incorporation in 2001. We believe there is no assurance that we will be able to achieve profitability in some jurisdictions, or that, if achieved, such profitability can be sustained. Accordingly, based on our current circumstances and uncertainty regarding the future utilization of net deferred tax assets on certain U.S. entities and non-U.S. jurisdictions relating to most areas of the business, a $119.2 million (2008 — $121.9 million) valuation allowance has been recorded against our $167.0 million (2008 — $149.3 million) net deferred tax assets.
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
     During fiscal 2009 the pension liability recorded on our balance sheet decreased from $76.4 million to $20.1 million due to a decrease in the projected benefit obligation. This decrease in the projected benefit obligation is largely attributable to changes in valuation assumptions in fiscal 2009, in particular increase in the discount rate used to present value the future obligation, which produced an unfavorable impact on both the plan’s assets and obligations.
     Excluding the effects of foreign currency translations, the pension liability decreased by £24.9 million or $41.0 million.
     The increase in the benefit obligations is largely attributable to a $68.3 million actuarial gain, as compared to an actuarial loss of $17.1 in fiscal 2008. Actuarial gains or losses arise from assumption changes in the obligations and from the difference between expected and actual return on assets. The following assumptions were used in valuing the liabilities and benefits under the pension plan:

	April 30,	April 30,
	2008	2009
Discount rate	5.80%	7.30%
Compensation increase rate	3.50%	3.00%
Inflation rate	3.50%	3.00%
Average remaining service life of employees	18 years	18 years
Stock Based Compensation:
     Effective May 1, 2006, we adopted SFAS 123(R), which requires that we recognize compensation expense for the fair value of stock options granted. In order to determine the options fair value and quantify the expense, SFAS 123(R) requires that we make subjective input assumptions regarding the expected life of the options, expected volatility of the options and other items. Based on the assumptions we made, share based compensation decreased our net income by $2.4 million for the year ended April 30, 2009 as compared to $1.7 million for the year ended April 30, 2008. We expect this expense to increase in future years as additional options are granted. Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements.
Derivative Instruments:
     In connection with the Inter-Tel acquisition an embedded derivative was identified on the Class 1 Preferred Shares., since holders have the ability to receive cash equal to the value of shares into which the instrument converts after 7 years. Accordingly, the embedded derivative was recorded at fair value, and marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations. We determined the fair value of the derivative using the lattice-binomial model, and the following assumptions: seven year life, interest rate of 2.00% (2008 — 3%), volatility of 85% (2008 — 75.5%) and no dividends (2008 — none). In addition to these input assumptions, the value of the derivative is also driven by the common share fair value, which is based on a number of highly subjective qualitative and quantitative assumptions made by management, and management’s assessment of the timing of an initial public offering.
     In fiscal 2009, a fair value gain of $100.2 million (2008 — $6.0 million) was recorded as a result of re-measuring the derivative instrument. The gain was primarily driven by the reduction in the fair value of our shares.
Use of Non-GAAP Financial Measures:
     In this Form 20-F and from time to time in press releases regarding earnings, presentations and other communications, we may provide financial information determined by methods other than in accordance with GAAP. Recent non-GAAP financial measures include “Adjusted Operating Income”, which excludes impairment of goodwill in fiscal 2009 and the write off of in-process research and development costs in fiscal 2008, and EBITDA”, which excludes non-cash goodwill impairment, employee stock-based compensation expense and amortization of acquisition-related intangible assets, among other things, which are all non-cash charges, and restructuring and merger related costs. Where such non-GAAP measures have been used, we have provided a reconciliation from the related GAAP measure to the non-GAAP financial measure. Management uses these non-GAAP measures in its analysis of the company’s performance and regularly reports such information to our Board of Directors. Management believes that presentations of financial measures excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the operating results of our core businesses and allows investors, management and our board of directors to more easily compare operating results from period to period. However, the use of any such non-GAAP financial information should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity.

Determination of Fair Market Value of our Common Shares
     The fair market value of our common shares is determined by an independent valuation performed by external valuation experts and reviewed by our board of directors on a regular basis.
     Although we have not proceeded with an initial public offering, we continued to obtain valuations from an unrelated firm during fiscal 2008 and fiscal 2009.
     As permitted by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the valuation firm estimated the fair value of our common equity on a per share basis using a probability weighted analysis of the present value of the returns afforded to our common shareholders. In doing this analysis, the valuation firm considered various scenarios including our continued operation as a private company and an orderly liquidation of our assets. The valuation firm then adjusted the range of probabilities assigned to these scenarios quarter as appropriate. In estimating the fair value of our Common Shares on a going-concern basis, the valuation firm determined that given the nature of our operations and the availability of both historic and forecast financial information, estimation of the value of our Common Shares on a per share basis using the market approach methodologies and income approach methodologies was appropriate. The market approach was based on historical valuation multiples of comparable publicly traded companies, and the income approach was based on a discounted cash flow method applied to management’s projections.
Recent Accounting Pronouncements
FIN 48
     In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was originally intended to be effective for all companies in fiscal years beginning after December 15, 2006. In February 2008, however, the FASB issued a staff position deferring the effective date for non-public companies until periods beginning after December 15, 2007. We meet the definition of a non-public company as defined in the FSP and are therefore not required to adopt requirements of FIN 48 until fiscal 2010. We are currently assessing the impact of FIN 48 on our consolidated financial statements.
SFAS 157
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. In February 2008, the FASB amended SFAS 157 by issuing FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-1 amends SFAS 157 to exclude fair value requirements on leases. FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. We adopted certain provisions of SFAS 157, effective May 1, 2008 (see also Note 3). As a result of the amendments of FSP 157-1 and FSP 157-2, we have not assessed the fair value impact on our goodwill, intangible assets, provision for exit activities and leases. We are currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on our financial position and results of operations.

SFAS 159
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes we elect for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We elected not to apply the standards in SFAS 159 on its financial statements.
SFAS 160
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We do not currently have any minority interests.
SFAS 141(R)
     In December 2007, the FASB issued Statement of Financial Accounting Standards No 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141 and significantly changes the accounting for business combinations. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that (1) acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred; (2) noncontrolling interests (formerly known as “minority interests”) be valued at fair value at the acquisition date; (3) in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; (4) restructuring costs associated with a business combination be expensed subsequent to the acquisition date; and (5) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and earlier adoption is not permitted. As such, this standard will be effective for business combinations that are entered into after May 1, 2009. Earlier adoption is not permitted.
SFAS 161
     In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), Disclosures about Derivative Instruments and Hedging Activities. SFAS 161 requires companies to expand their disclosure on derivatives to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives so that users can understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the impact, if any, that SFAS 161 will have on our consolidated financial statements.
FSP SFAS 142-3
     In April 2008, the FASB issued FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact, if any, that SFAS 161 will have on our consolidated financial statements.
SFAS 162
     In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective 60 days following the U.S. Securities and Exchange Commission approval of the Public Company Accounting Oversight Board (the “PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. We do not expect the adoption of SFAS 162 to have an impact on our consolidated financial position, results of operations or cash flows.

FSP SFAS 132(R)-1
     In December 2008, the FASB issued FSP No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this FSP increases the disclosures in the financial statements related to the assets of our defined benefit pension plans. We are currently evaluating the impact of this FSP on our consolidated financial statements.
SFAS 165
     In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is applicable for interim or annual financial periods ending after June 15, 2009. We do not expect the adoption of this standard to have an impact on our consolidated financial position, results of operations or cash flows.
SFAS 168
     In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (“SFAS 168”), which replaces SFAS 162. This standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). This standard is applicable for financial statements issued for interim and annual periods ending after September 15, 2009. We do not expect the adoption of this standard to have an impact on our consolidated financial position, results of operations or cash flows.
B. Liquidity and Capital Resources
     At April 30, 2009, our liquidity consisted of cash and cash equivalents of $28.4 million. Our $30 million Revolving Credit Facility was fully drawn at April 30, 2009. For more information, please see Note 15 of the Financial Statements.
     We have incurred significant operating losses since our incorporation in 2001. As a result, we have an accumulated deficit of $725.0 million at April 30, 2009. Our primary source of funds has been proceeds from financing activities, primarily through the issuance of equity and debt securities. From inception through April 30, 2009, we have received net proceeds of $933.8 million from these financing activities.
     The defined benefit pension plan in place for a number of our past and present employees in the United Kingdom had an unfunded pension liability of $20.1 million as at April 30, 2009. The contributions to fund the benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long term operations of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. We expect our funding requirements for the year ended April 30, 2010 to be $3.6 million. We expect to fund the contributions out of cash flows from operations.
     On August 16, 2007, in connection with the Inter-Tel Acquisition, we issued $307.1 million in Class 1 Preferred Shares, received gross proceeds of $300 million from a 7 year First Lien Loan Facility and proceeds of $130 million from a 8 year Second Lien Credit Agreement. The combined proceeds, along with $195.8 million of Inter-Tel’s cash, was substantially used to consummate the Inter-Tel Acquisition and the Re-Organization Transactions set out in Item 4.A. “Information on Mitel — History and Development of Mitel”. In addition, as part of the Inter-Tel Acquisition, we secured a 5 year, $30 million Revolving Credit Facility.
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

          At August 31, 2009, our liquidity consisted of cash and cash equivalents of $30.9 million. The $30 million Revolving Credit Facility was fully drawn at August 31, 2009. We believe that we will have sufficient liquidity to support our business operations throughout the fiscal year ending April 30, 2010. However, we may be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors: our rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. Additional equity or debt financing may not be available on acceptable terms or at all. In addition, any proceeds from the issuance of equity or debt may be required to be used in whole or in part, to make mandatory payments under our Credit Agreements. We believe that our sources of liquidity beyond April 30, 2010 will be our then current cash balances, funds from operations and any borrowings under our Revolving Credit Facility.
Cash Flows
Comparison of fiscal 2009 to fiscal 2008:
     Below is a summary of comparative results of cash flows and a more detailed discussion of results for fiscal 2009 and fiscal 2008.

	Fiscal
	2008	2009	Change
	(In millions)
Net cash provided by (used in)
Operating activities	$(37.8)	$12.2	$50.0
Investing activities	(544.5)	(6.4)	538.1
Financing activities	568.4	8.1	(560.3)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	(5.0)	(4.9)

Increase (decrease) in cash and cash equivalents	$(14.0)	$8.9	$22.9

Cash and cash equivalents, end of period	$19.5	$28.4	$8.9

Cash Provided by (Used in) Operating Activities:
     Cash generated in operating activities in fiscal 2009 was $12.2 million compared with $37.8 million used in fiscal 2008. The increased cash flows from operations was the result of improved operating performance as discussed above in the section called Operating Loss. Total change in non-cash operating assets and liabilities was $0.1.
Cash Provided by (Used in) Investing Activities:
     Net cash used for investing activities was $6.4 million in fiscal 2009, compared to $544.5 million in fiscal 2008. The primary use of cash during the period was $6.6 million in capital expenditures. Our capital expenditures were predominantly IT infrastructure and computer systems purchases to be used for internal use.
     Other significant investing activities during the year included:
•	Increase in restricted cash of $1.2 million; and

•	Net unrealized foreign exchange gains from hedging activities of $1.4.
     The primary use of cash in fiscal 2008 was $534.1 million paid as part of the Inter-Tel Acquisition, (i.e. the $729 million purchase price net of $195.8 of cash acquired in the transaction, plus $12.2 million of costs incurred in connection with the Inter-Tel Acquisition).
     Other significant investing activities during fiscal 2008 included:
•	The sale of an office building and surrounding land in Reno, Nevada for cash proceeds of $19.7 million;

•	Capital expenditures of $18.3 million (which includes Inter-Tel capital expenditures for 8.5 months of fiscal 2008); and

•	Decrease in restricted cash of $1.3 million.

Cash Provided by (Used in) Financing Activities:
     Financing activities generated $8.1 million in cash compared to $568.4 million in fiscal 2008.
     Financing activities generating cash in fiscal 2009 included:
•	$17.7 million increase in bank indebtedness; and

•	$0.7 million in proceeds from repayment of employee share loans.
Partially offset by
•	$6.6 million repayment of long-term liabilities, including capital lease obligations; and

•	$3.7 million payment of litigation settlement obligations.
     The $568.4 million generated in fiscal 2008 was driven by $731.5 million in proceeds to fund our acquisition of Inter-Tel which was offset by $148.0 used to complete the acquisition. We also used $15.9 million to settle several other non-acquisition related liabilities in fiscal 2008.
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
Cash Provided by (Used in) Financing Activities:
     Financing activities generated $568.4 million in cash compared to $21.5 million in fiscal 2007.
     Financing activities generating cash in connection with the Inter-Tel Acquisition included:
•	$430.0 million proceeds from debt borrowed from a syndicate of lenders, $300 million under the First Lien Term Facility, and $130 million of which is under an the Second Lien Credit Agreement;

•	$289.5 million net proceeds raised from the issuance Class 1 Preferred Shares; and

•	$12.0 million increase in bank indebtedness under a five-year revolving credit facility.
     Cash used for financing activities in connection the Inter-Tel Acquisition included:
•	$66.0 million paid to extinguish the Convertible Notes;

•	$36.2 million paid in settlement of the Series A Preferred Shares and Series B Preferred Shares;

•	$12.9 million paid in settlement of redeemable Common Shares;

•	$20.0 million paid in settlement of the 2006 Wesley Clover Warrants issued in fiscal 2007; and

•	$12.9 million in financing costs, of which $9.9 million related to the $430.0 million of debt borrowings, and $3.0 million related to the issuance of Class 1 Preferred Shares.
     Other significant financing activities in fiscal 2008 included:
•	$11.4 million repayment of long-term debt, including capital lease obligations; and

•	$4.5 million payment of litigation settlement obligations.
     The $21.5 million generated in fiscal 2007 was driven by $15.0 million raised upon issuing the 2006 Wesley Clover Warrants and $10.9 million received upon transfer of receivables.
C. Research and Development, Patents and Licenses, etc.
     See Item 4.B. “Information on Mitel — Business Overview” and Item 5.A. “Operating and Financial Review and Prospects — Operating Results”.
D. Trend Information
     The current crisis in the global macroeconomic environment has caused us to monitor technological and customer trends on a worldwide basis for risks and opportunities. Headquartered in Canada, we operate in many countries and therefore conduct out business in multiple currencies and market places. We monitor the continued volatility in the foreign exchange markets and, from time to time, we may undertake certain actions in hedging foreign exchange fluctuations. We cannot guarantee that these actions will result in favourable outcomes. Furthermore, foreign exchange may impact the price our suppliers pay for raw materials which would impact our ability to sell into those markets and our product pricing. Given these uncertainties it is difficult for us to accurately predict how we or the market may perform in the short, medium or long term and the impact that global economic climate may have on the operating plans of our customers, channel partners and suppliers. This may impact our ability to maintain our sales to customers which could impact any future financing requirement.

     We believe that IP-based unified communications continue to drive the telecommunications industry toward a more software and services oriented market. We have invested heavily in this direction, continue to aggressively innovate, and therefore believe we are well positioned to benefit from this continuing trend. However, competitors that serve the personal and business applications and services market could, through significantly larger resources and brand recognition, cause us to be less competitive as the industry migrates towards IP-based unified communications. Further with the change in technology from legacy to IP-based communications, there has been consolidation in the industry, which has become more accentuated with the weakness in the current global economy.
     As data networks and business application management technologies mature there is a growing movement towards data center consolidation to take advantage of operational cost benefits and environmental impact reduction. While our solutions are as effective in the data center as they are distributed through a customer’s business environment, we continue to invest in what we believe are new key technology trends aimed specifically at the data center such as increasing application density, thin client computing, and application virtualization. Our collaboration with Sun and VMWare support this direction.
     A growing trend within the SME market is the shift toward the purchase of IP-based communications equipment through a managed service offer versus a straight capital purchase. We believe that we are well positioned to benefit from this trend through the combination of our existing managed service program and our network services (Net Solutions) offers in the United States. We believe these two solutions will also allow us to benefit from operational savings by giving us the flexibility to place equipment and services either on business customer premises or as a hosted solution. We also believe that our longstanding managed services portfolio, in the United States, should provide us with some protection from the macroeconomic downturn.
     The global enterprise communications market has, in the first half of calendar 2009, experienced significant year-on-year decline compared to the same period in calendar 2008 (approximately 28%). In the second quarter of calendar 2009 general market shipments began to stabilize relative to the previous quarter, however the uncertain economic conditions may still hinder growth in this segment through 2009. General market shipments for IP-based communications products and applications are also down, but have not been impacted as severely as traditional markets, indicating to us that business will invest in information communication technologies that deliver a strong return on investment. We believe this bodes well for this segment, and potentially for us, in the subsequent recovery period.
     Our forward looking operating plan is based on modest growth assumptions and we believe that we will be able to execute it as planned, unless the overall market environment deteriorates at a rate not forecast in our projections.
E. Off-Balance Sheet Arrangements
     We have the following material off balance sheet arrangements as of April 30, 2009:
Letters of Credit:
     We had $0.8 million in letters of credit outstanding as of April 30, 2009.
Bid and Performance Related Bonds:
          We enter into bid and performance related bonds related to various customer contracts. Potential payments due under these may be related to our performance and/or our channel partners’ performance under the applicable contract. The total maximum potential amount of future payments we could be required to make under bid and performance related bonds, excluding letters of credit, was $5.5 million as of April 30, 2009. Of this amount, the amount relating to guarantees of our channel partners’ performance was $2.2 million as of April 30, 2009. Historically, we have not made any payments and we do not anticipate that we will be required to make any material payments under these types of bonds.
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
Off-balance sheet lease obligations:
     We offer our customers lease financing and other services. We fund our TotalSolution® program in part through the sale to financial institutions of rental payment streams under the leases. Such financial institutions have the option to require us to repurchase such income streams, subject to limitations, in the event of defaults by lease customers and, accordingly, we maintain reserves based on loss experience and past due accounts.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations as of April 30, 2009:

	Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In millions)
Long-term debt obligations(1)	$675.9	$46.8	$91.6	$90.9	$446.6
Capital lease(2)	4.9	1.8	2.0	1.0	0.1
Operating lease obligations(3)	67.5	21.0	30.6	8.0	7.9
Defined benefit pension plan contributions(4)	3.6	3.6	—	—	—
Other	11.1	3.7	7.4	—	—
Note payable	0.4	0.1	0.1	0.2	—

Total contractual cash obligations	$763.4	$77.0	$131.7	$100.1	$454.6

(1)	Represents the principal balance and interest payments for the first and second lien borrowings. Interest on these liens is based on LIBOR plus 325 basis points, and LIBOR plus 700 basis points for the first and second liens respectively, as described in our consolidated financial statements. For the purposes of estimating the variable interest, LIBOR has been assumed to be 0.75%.

(2)	Represents the principal and interest payments for capital lease obligations. Interest rates on these loans range from 1.3% to 11.8%, as described in our consolidated financial statements.

(3)	Operating lease obligations exclude payments to be received by us under sublease arrangements.

(4)	Represents the estimated contribution to our defined benefit pension plan in the United Kingdom over the next twelve months. We expect our funding requirements to increase in future years. The amount of the increase will depend upon the time period in which the deficit is amortized. We expect to fund any future increase in the annual contributions out of our expected future cash flows from operations. Liabilities arising from the deficit in our defined benefit pension plan are not included in the above table. As at April 30, 2009, the projected benefit obligation of $96.1 million exceeded the fair value of the plan assets of $76.0 million, resulting in an unfunded status of $20.1 million as recorded in our consolidated balance sheet as of April 30, 2009.
     Total contractual obligations do not include contractual obligations recorded on the balance sheet as current liabilities. For those obligations recorded, they are reflected in long-term debt on the balance sheet.
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
     On August 16, 2007 (as described in Item 10.C. “Additional Information — Material Contracts — 2007 Shareholders Agreement”), we replaced the 2004 Shareholders Agreement by entering into an agreement with Wesley Clover, PCC, Dr. Matthews, Celtic Tech Jet Limited (“CTJL”), EdgeStone, Morgan Stanley Investments and Francisco Partners (the “2007 Shareholders Agreement”). Francisco Partners is entitled to nominate up to four directors to the Board. Benjamin H. Ball, Andrew J. Kowal and Norman Stout are three of the four nominees of Francisco Partners. Mr. Kowal was appointed to the Board on July 2, 2009 replacing Thomas L. Ludwig who resigned on the same date. Francisco Partners has agreed to temporarily waive its nomination of a fourth nominee director. Upon Francisco Partners selecting a fourth nominee, the Board will then be increased to nine members to accommodate its fourth nominee. Dr. Matthews is also entitled to nominate three directors to the Board. Dr. Matthew’s nominees include himself as well as Donald W. Smith and Peter D. Charbonneau. The parties to the 2007 Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the nominees of both Francisco Partners and Dr. Matthews are elected. The parties have agreed to nominate Jean-Paul Cossart as an independent director. Currently, two of the eight members of our board of directors, namely, Peter Charbonneau and Gilbert Palter, are also members of the board of directors of BreconRidge. Since 2004, Mr. Cossart has acted as a Consultant to our France subsidiary, Mitel Networks Sarl. As a Consultant, he is entitled to reimbursement of expenses.
     The following table sets forth information with respect to our directors and executive officers as of August 31, 2009.

Name and Place of Residence	Age	Position	Principal Occupation
Dr. Terence H. Matthews(1) Ottawa, Ontario, Canada	66	Chairman of the Board	Chairman of the Board of Mitel Chairman of the Board of March Networks
Donald W. Smith Ottawa, Ontario, Canada	61	Chief Executive Officer and Director	Chief Executive Officer of Mitel (“CEO”)
Peter D. Charbonneau(2) Ottawa, Ontario, Canada	56	Lead Director	General Partner of Skypoint Capital Corporation
Benjamin H. Ball San Francisco, CA, US	43	Director	Partner of Francisco Partners LLP
Andrew J. Kowal (3) San Francisco, CA, US	32	Director	Principal of Francisco Partners LLP
Jean-Paul Cossart Versailles, France	62	Director	Associate Director of Infoteria of France
Gilbert S. Palter Toronto, Ontario, Canada	44	Director	Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P.
Norman Stout Phoenix, Arizona, US	51	Director	Chairman of Hypercom Corporation
Paul A.N. Butcher Ottawa, Ontario, Canada	47	President and Chief Operating Officer	President and Chief Operating Officer of Mitel (“COO”)
Steven E. Spooner Ottawa, Ontario, Canada	51	Chief Financial Officer	Chief Financial Officer of Mitel (“CFO”)

Name and Place of Residence	Age	Position	Principal Occupation
Graham Bevington Chepstow, Wales	49	Vice President and Managing Director, Europe, Middle East and Africa Region	Vice President and Managing Director, Europe, Middle East and Africa Region of Mitel
Richard F. Dell Reno, Nevada, US	48	President, Mitel U.S.	President, Mitel U.S.
Gwilym Funnell Coogee, NSW, Australia	37	Vice President and Managing Director, Asia-Pacific Region	Vice President and Managing Director, Asia-Pacific Region of Mitel
Ronald G. Wellard Ottawa, Ontario, Canada	51	Executive Vice-President, Product Development and Operations	Vice President, Product Development of Mitel

(1)	Dr. Matthews routinely invests in and sits as a director on the boards of businesses that are at an early stage of development and that, as a result, involve substantial risks. Dr. Matthews was a director of Ironbridge Networks Corporation, which went into receivership in January 2001.

(2)	Mr. Charbonneau was a director of METConnex Inc., which filed a notice of intention to file for bankruptcy protection on September 28, 2006. He resigned from the board in June 2007.

(3)	Mr. Kowal has served as a director since September, 2008 for MagnaChip Semiconductor LLC which filed for bankruptcy in June, 2009.
     Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.
     Dr. Terence H. Matthews is our founder, Chairman, and a shareholder. Dr. Matthews has been involved with us and previously with Mitel Corporation (now Zarlink), for over 19 years. In 1972, he co-founded Mitel Corporation and served as its President until 1985 when British Telecommunications plc bought a controlling interest in the company. In 2001, companies controlled by Dr. Matthews purchased a controlling interest in Mitel Corporation’s communications systems division and the “Mitel” trademarks to form Mitel. Between 1986 and 2000, Dr. Matthews founded Newbridge Networks Corporation (“Newbridge”) and served as its Chief Executive Officer and Chairman. Dr. Matthews is also the founder and Chairman of Wesley Clover Corporation, an investment group with offices in the United Kingdom and Canada with investments in telecommunications, real estate and leisure. In addition, Dr. Matthews is currently Chairman or serves on the board of directors of a number of high technology companies including March Networks Corporation (“March Networks”), Bridgewater Systems Inc., CounterPath Corporation (“CounterPath”), and DragonWave Inc. (“DragonWave”). Dr. Matthews holds an honors degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan and Swansea, and Carleton University in Ottawa. In 1994, he was appointed an Officer of the Order of the British Empire, and in the Queen’s Birthday Honours 2001, he was awarded a Knighthood.
     Donald W. Smith joined us in April 2001 as CEO and a member of our board of directors. Mr. Smith has more than 30 years of experience in the communications technology industry, including over six years at Mitel Corporation (now Zarlink) which he joined in 1979 as a Product Manager and left in 1986, after over four years at the Executive Vice President level. In 1996, Mr. Smith founded and was President and Chief Executive Officer of Cambrian Systems Corporation, a company focusing on metro optical systems. In December 1998, Cambrian Systems was acquired by Nortel Networks Corporation (“Nortel”) and from then until January 2000, Mr. Smith was Vice President and General Manager of OPTera Solutions, a division of Nortel. In January 2000, Mr. Smith was promoted to President of Optical Internet, Nortel. Mr. Smith holds a Bachelor of Science degree in Engineering from Imperial College, London University (U.K.).
     Peter D. Charbonneau is a General Partner at Skypoint Capital Corporation, an early-stage technology venture capital firm, a position he has held since January 2001. From June 2000 to December 2000, Mr. Charbonneau was an Executive Vice President of March Networks. Previously, he spent 13 years at Newbridge acting in numerous capacities including as Chief Financial Officer, Executive Vice President, President and Chief Operating Officer and Vice Chairman. He also served as a member of Newbridge’s board of directors between 1996 and 2000. Mr. Charbonneau was appointed to our board of directors on February 16, 2001 and currently serves on the board of directors of a number of other technology companies, including BreconRidge, CounterPath, March Networks, Canadian Broadcasting Corporation, Teradici Corporation, Trellia Networks Inc. and True Context Corporation. Mr. Charbonneau holds a Bachelor of Science degree from the University of Ottawa and an MBA from University of Western Ontario (London, Ontario, Canada). He has been a member of the Institute of Chartered Accountants of Ontario since 1979 and in June 2003 was elected by the Institute as a Fellow of the Institute in recognition of outstanding career achievements and leadership contributions to the community and to the profession. Mr. Charbonneau also holds the ICD.D certification, having completed the Directors’ Education Program of the Institute of Corporate Directors of Canada.

     Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel. Mr. Cossart’s experience has spanned carrier, corporate and consumer markets; telephony, data/internet and broadcast services; international development, global sales and marketing. Mr. Cossart currently serves on the board of directors of DragonWave Inc. He is also a member of the executive committee of the French chapter of the Institute of Directors, UK. Mr. Cossart was elected to our board of directors on October 23, 2007. Mr. Cossart holds an Electronic Engineering degree from Ecole Supérieure d’Electricité in Paris.
     Gilbert S. Palter is the Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P., a Canadian private equity firm. Mr. Palter has held this position since 1999 prior to which he was the founder, Chief Executive Officer and Managing Director of Eladdan Capital Partners, Inc., a private equity fund targeting middle-market Canadian and U.S. companies. Mr. Palter held the position of Vice President at Smith Barney Canada Inc. in 1995 and was Associate Managing Director of Clairvest Group Inc., a TSX-listed private equity fund, from 1993 to 1994. He was appointed to our board of directors on April 23, 2004 and is also a member of the board of directors of a number of companies, including BreconRidge, Eurospec Manufacturing Inc., Stephenson’s Rental Services Inc. and the Continental Group and is Chairman of Specialty Catalog Corp. Mr. Palter holds Bachelor of Computer Science and Economics degrees from the University of Toronto (Ontario, Canada) and an MBA from Harvard Business School.
     Benjamin H. Ball was a Founding Partner of Francisco Partners in August 1999. Francisco Partners focuses primarily on investments in the communications and hardware systems sectors. Mr. Ball serves on the board of directors of Data Connection, Electrical Components International, WatchGuard and WebTrends. Prior to founding Francisco Partners, Mr. Ball was a Vice President with TA Associates where he led private equity investments in the software, semiconductor and communications segments. Previously, he worked for Genstar Capital LLC, a middle-market LBO firm, where he focused on investments in the semiconductor, capital equipment and communications industries. Earlier in his career, Mr. Ball worked for AEA Investors, a New York-Based private equity firm, and also for the consulting firm of Bain & Company. Mr. Ball holds a Bachelor of Arts degree from Harvard College and an MBA from Stanford Graduate School of Business.
     Andrew J. Kowal joined Francisco Partners in 2001. He is a Principal with Francisco Partners, and has served on the board of directors of ADERANT, AMI Semiconductor, Metrologic Instruments and Ultra Clean Technology. Prior to joining Francisco Partners in 2001, Mr. Kowal was a member of Princes Gate Investors, the private equity arm of the Institutional Securities Division of Morgan Stanley, where he was responsible for the identification, evaluation and execution of private equity transactions in a variety of industries, including information technology and hardware. Mr. Kowal holds a Bachelor of Science in Economics with a Finance concentration from The Wharton School, University of Pennsylvania.
     Norman Stout is a director of Hypercom Corporation, a public company headquartered in Phoenix, Arizona, and has held that position since April 2003. He is also the Chairman of Hypercom and has held that position since December, 2007. Mr. Stout previously held the position of director and Chief Executive Officer of Inter-Tel (Delaware), Inc. from February 2006 to June 2008. He began his tenure at Inter-Tel in 1994 as a director. Four years later, he joined Inter-Tel as Executive Vice President, Chief Administrative Officer and President of Inter-Tel Software and Services. Prior to joining Inter-Tel, Mr. Stout was Chief Operating Officer of Oldcastle Architectural Products and since 1996, Mr. Stout also had served as President of Oldcastle Architectural West. Mr. Stout held previous positions as President of Superlite Block; Chief Financial Officer and Chief Executive Officer (successively) of Boorhem-Fields, Inc. of Dallas, Texas; and as a Certified Public Accountant with Coopers & Lybrand. Mr. Stout holds a Bachelor of Business Administration degree in Accounting from Texas A&M and an MBA from the University of Texas.
     Paul A.N. Butcher has worked with us and previously with Mitel Corporation (now Zarlink) for over 17 years. Since February 16, 2001, Mr. Butcher has been our President and Chief Operating Officer. He was a member of our board of directors from February 2001 until October 2007. From 1998 until February 2001, he was Senior Vice President and General Manager of Mitel Communication Systems, a division of Mitel Corporation, and from 1997 until 1998, Mr. Butcher was Managing Director for the Europe, Middle East and Africa region of Mitel Corporation where he focused on developing and delivering converged voice and data communications systems and applications for enterprises. Mr. Butcher has considerable international experience, including several European-based assignments as Marketing Director and General Manager of Mitel Communication Systems. Mr. Butcher holds a Hi Tech Diploma from Reading College of Art and Technology (U.K.).
     Steven E. Spooner joined us in June 2003 as Chief Financial Officer. Mr. Spooner has more than 25 years of financial, administrative and operational experience with companies in the high technology and telecommunications sectors. Between April 2002 and June 2003, he was an independent management consultant for various technology companies. From February 2000 to March 2002, Mr. Spooner was President and Chief Executive Officer of Stream Intelligent Networks Corp., a competitive access provider and supplier of point-to-point high speed managed bandwidth. From February 1995 to February 2000, Mr. Spooner served as Vice President and Chief Financial Officer of CrossKeys Systems Corporation, a publicly traded company between 1997 and 2001. Prior to that, Mr. Spooner was Vice President Finance and Corporate

Controller of SHL Systemhouse Inc., also a publicly traded company. Mr. Spooner held progressively senior financial management responsibilities at Digital Equipment for Canada Ltd. from 1984 to 1990 and at Wang Canada Ltd. from 1990 to 1992. He is a Chartered Accountant (Ontario 1982) and an honours Commerce graduate of Carleton University (Ottawa, Ontario, Canada). Mr. Spooner also holds the ICD.D certification, having completed the Directors’ Education Program of the Institute of Corporate Directors of Canada.
     Graham Bevington has been our Vice President and Managing Director of the Europe, Middle East and Africa Region since February 2001. Between January 2000 and February 2001, Mr. Bevington held the same position for Mitel Corporation (now Zarlink). From 1997 until December 1999, he was Managing Director at DeTeWe Limited. From 1986 until 1997, Mr. Bevington was Sales Director at Shipton DeTeWe Limited.
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
     Gwilym R. Funnell joined Mitel in May 2002 as General Manager for South Pacific Region. Since May 2008, Mr. Funnell held a role in marketing for the Asia Pacific region and in November 2008 was appointed Vice President and Managing Director, Asia Pacific Region. Prior to that he was the General Manager for March Networks from August 2001 and between 1990 and 2000 Mr. Funnell held progressively senior positions with Newbridge and its affiliated companies. Following the acquisition of Newbridge by Alcatel, he held the position of Director of Solutions Marketing for Asia Pacific for the Carrier Internetworking Division. Mr. Funnell has over 19 years of experience in the information technology and telecommunications industry and holds a Bachelor of Engineering Honours degree from University of Manchester Institute of Science and Technology (UK).
     Ronald G. Wellard joined us in December 2003 as Vice President, Research and Development and currently holds the position of Executive Vice-President of Product Development and Operations. Prior to July 2003, Mr. Wellard was a Vice President at Nortel and notably held the position of Product Development Director for Meridian Norstar from 1994 to 1999. Mr. Wellard has a Bachelor of Applied Science, Systems Design Engineering degree from the University of Waterloo (Ontario, Canada).
B. Compensation Discussion and Analysis
     The Corporation’s compensation program for executive officers is designed to attract, retain, motivate and engage highly skilled and experienced individuals who excel in their field. The objective of the program is to focus executives on the key business factors that affect shareholder value.
Compensation for executive officers comprises of primarily three main components:
•	Base salary;

•	Annual or short term incentive plans (STIPS); and

•	Long-term incentive plans (LTIP).
     We set cash and equity compensation based on compensation paid to executives at comparable companies. The Compensation Committee reviews executive officers’ overall compensation packages on an annual basis.
     The Corporation retains independent compensation consultants from time to time to assist in determining executive compensation packages. The nature and scope of the services rendered by the consultants include:
•	Assisting in identifying members of the Corporation’s peer group for comparison purposes;

•	Helping to determine compensation levels at the peer group companies;

•	Providing advice regarding executive compensation best practices and market trends;

•	Assisting with the redesign of any compensation program, as needed;

•	Preparing for and attending selected management or committee meetings; and

•	Providing advice throughout the year.
     In the fiscal year ended April 30, 2009, Radford Surveys + Consulting (“Radford”) provided us with survey data and other benchmark information related to trends and competitive practices in executive compensation.
     The Compensation Committee set executive officers’ total overall cash compensation at a level that was at or near the 50th percentile of the cash compensation paid to executives with similar roles at comparable companies. Equity compensation was also targeted at the 50th percentile of comparable companies. The Compensation Committee applies the following criteria in determining or reviewing recommendations for compensation for executive officers in order to ensure an objective assessment of the Corporation’s executive compensation:
     Base Salaries. Individual salaries are determined by each officer’s experience, expertise, performance and expected contributions to the Corporation. The Compensation Committee uses industry studies and comparables for reference purposes to assist in setting a range of base salaries for positions, however, these studies and comparables are only one factor that is reviewed in determining base salary for each executive officer position.
     Annual or Short Term Incentive Plans (STIPS). The Corporation utilizes cash bonuses to reward the achievement of corporate objectives and to recognize individual performance. The amount of annual performance incentive or “at risk” component of an executive officers’ compensation increases with the level of responsibility and impact that the executive officer has had and can have on the overall performance of the Corporation. The CEO provides the Compensation Committee with an assessment of each executive’s performance annually.
     For fiscal year 2009, the named executive officers (“NEOs”) include: Donald W. Smith, CEO; Steven E. Spooner, CFO; Paul A.N. Butcher, President and COO; Graham Bevington, Vice President and Managing Director Europe, Middle East and Africa; and Ronald G. Wellard, Executive Vice President Product Development and Operations. The annual performance incentive targets for the fiscal year 2009 for NEOs ranged between 50% and 65% of base salary. The annual performance incentive compensation was contingent upon the achievement by the Corporation of certain financial objectives, including annual revenue, gross margin and operating expense targets which targets were established by the Compensation Committee. The same targets were applicable to all executive officers. Based on corporate achievements in fiscal year 2009 the annual performance incentive compensation plan did not pay out.
     Long Term Incentive Plans. The Compensation Committee believes that equity based long term incentive compensation is a fundamental component of the Corporation’s executive compensation program. Grants of options under the Option Plan assists the Corporation in retaining employees and attracting critical key talent by providing them with an opportunity for capital investment in the Corporation. In addition, the granting of options ensures that the interests of our executive officers are aligned with those of our shareholders. Options are granted primarily based on the extent of the individual’s responsibility and performance and are also granted to attract new executive officers and to recognize job promotions.
     The CEO recommends levels of option grants for NEOs to the Compensation Committee based on skills, responsibilities and performance. Previous grants of options are also taken into consideration. The Compensation Committee approves grants of options after discussion and analysis of the material provided to them.

Summary Compensation Table

			Annual Non-
			equity Incentive	Option-
			Plan	based	Pension	All Other	Total
Name and		Salary	Compensation	Awards	Value	Compensation	Compensation
Principal Position	Year	($)	($)	($)(2)	($)	($)	($)
Donald W. Smith Chief Executive Officer (1)(3)	2009	$564,498	—	$63,053	$5,645	—	$633,197
Steven E. Spooner Chief Financial Officer(1)	2009	$331,159	—	$31,526	$13,733	—	$376,419
Paul A.N. Butcher President and Chief Operating Officer(1)(4)	2009	$389,371	—	$25,224	$16,800	$46,821	$478,217
Ronald G. Wellard Executive Vice President Product Development and Operations (1)	2009	$248,299	—	$15,763	$8,545	—	$272,607
Graham Bevington Vice President and Managing Director Europe, Middle East and Africa(1)	2009	$203,837	—	$15,763	$19,647	—	$239,248

(1)	Mr. Smith volunteered to receive reductions in his annual base Salary (10% commencing November 8, 2009; 25% commencing January 5, 2009; and, 30% commencing February 2, 2009). Mr. Spooner and Mr. Butcher each volunteered to receive reductions in their annual base Salary (10% commencing November 8, 2009; 15% commencing January 17, 2009; and, 20% commencing February 14, 2009). Mr. Wellard and Mr. Bevington each volunteered to receive reductions in their annual base Salary (10% commencing November 8, 2009; and 15% commencing January 31, 2009).These reductions are reflected in the above table. Compensation paid in Canadian dollars, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Board of C$1.00 = $0.84. Mr. Bevington’s compensation is paid in British pounds, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Board of BP£1.00 = $1.67.

(2)	The Corporation’s shares are not listed on a stock exchange. These options were granted under our 2006 Equity Incentive Plan. As described below, on July 9, 2009, the Board of Directors approved repricing of all outstanding stock options for current employees and directors, at US $0.25 per share, under this plan and the 2001 Stock Option Plan.

(3)	Mr. Smith is a director of the company but does not receive compensation in that role.

(4)	Other compensation for Mr. Butcher includes the issuance of 93,642 Deferred Stock Units.

Incentive Plan Awards
Outstanding Option-based Awards

							Market or
						Number of	payout
	Number of					shares or	value of
	securities				Value of	units of	share-based
	underlying		Option	Option	unexercised in-	shares that	awards that
	unexercised		Exercise	Expiration	the-money	have not	have not
Name	options(1)		Price(2)	Date	options	vested (#)	vested ($)
Donald W. Smith	2,000,000	(3)(5)	$0.84	26-Jul-11	—	—	—
Chief Executive	600,000	(5)	$0.99	1-Feb-12	—	—	—
Officer	1,000,000	(4)(5)	$0.50	12-Mar-14	—	—	—
Steven E. Spooner	225,000	(3)(5)	$0.84	26-Jul-11	—	—	—
Chief Financial	75,000	(3)(5)	$0.84	9-Sep-11	—	—	—
Officer	25,000	(3)(5)	$0.84	9-Dec-11	—	—	—
	100,000	(5)	$0.84	17-Mar-10	—	—	—
	575,000	(5)	$0.84	27-Jul-12	—	—	—
	400,000	(5)	$0.99	1-Feb-12	—	—	—
	500,000	(4)(5)	$0.50	12-Mar-14	—	—	—
Paul A.N. Butcher	1,500,000	(3)(5)	$0.84	26-Jul-11	—	242,062	$121,031
President and Chief	400,000	(5)	$0.99	1-Feb-12	—	38,850	$19,425
Operating Officer	400,000	(4)(5)	$0.50	12-Mar-14	—	59,700	$29,850
						49,746	$24,873
						44,470	$22,235
						93,642	$46,821
Graham Bevington	300,000	(3)	$0.84	26-Jul-11	—	—	—
Vice President and	100,000		$0.84	17-Mar-10	—	—	—
Managing Director	4,000		$1.30	8-Jun-11	—	—	—
Europe, Middle	80,000		$0.99	1-Feb-12	—	—	—
East and Africa	250,000	(4)	$0.50	12-Mar-14	—	—	—
Ronald G. Wellard	175,000	(3)	$0.84	26-Jul-11	—	—	—
Executive Vice	100,000		$0.84	17-Mar-10	—	—	—
President Product	150,000		$0.84	27-July-10	—	—	—
Development and	75,000		$1.08	23-Oct-12	—	—	—
Operations	250,000	(4)	$0.50	12-Mar-14	—	—	—

(1)	Each stock award was granted pursuant to our 2001 Stock Option Plan or the 2006 Equity Incentive Plan. See details of both plans set out below.

All of these stock options are unexercised. There is no market for the shares and therefore no in-the-money value.

(2)	The exercise price of some options has been granted in US dollars and some have been granted in Canadian dollars. Options that have been granted in Canadian dollars are converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Board of C$1.00 = $0.84.

On July 9, 2009, our board of directors approved the repricing of all outstanding stock options for current employees and directors at US$0.25 per share.

(3)	Represents stock options that vest as to 15% three months after the five year anniversary from the date of grant; 15% for the next four 3 month periods after the 5 year anniversary and the final 25% 18 months after the five year anniversary. They expire on the seven year anniversary from the date of grant. In the first quarter of fiscal 2009, the board of directors approved the extension of the term of certain options for two years for options that would have expired in 2009. Stock options held by the NEOs and certain other management level employees who were part of this group agreed to a new vesting period in connection with these options. There was no change made to the vesting schedule of stock options held by all other employees who were part of this group.

All other outstanding stock option grants that have an expiry date later than 2009 vest as per the plan they were granted under; that is, 25% on the first, second, third and fourth year anniversaries from the date of grant and expire five years from the date of grant.

(4)	Represents performance-based stock options granted under the 2006 Equity Incentive Plan. The stock options vest as to 12.5% on each of the first, second, third and fourth anniversaries from the date of grant. The remaining 50% vest upon the trigger of certain events. The stock options expire five years from the date of grant.

(5)	Certain of these stock options are also subject to accelerated vesting (either fully or partially) upon involuntary termination or constructive termination following a change of control of the Corporation as discussed below in “Termination and Change of Control Benefits”.

2001 Stock Option Plan
     We adopted an employee stock option plan (the “2001 Stock Option Plan”) in March 2001. Further amendments to the 2001 Stock Option Plan have been approved by the Board from time to time in accordance with section 24 of the 2001 Stock Option Plan. The 2001 Stock Option Plan provides for the grant of options to acquire Common Shares to employees, directors and consultants of the Corporation.
     The 2001 Stock Option Plan provides that a committee of the Board (the “Compensation Committee”) has the authority to determine the individuals to whom options will be granted, the number of Common Shares subject to option grants and other terms and conditions of option grants. The 2001 Stock Option Plan also provides that, unless otherwise determined by the Compensation Committee, one-quarter of the Common Shares that an option holder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The 2001 Stock Option Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant.
     As at August 31, 2009, there are options to acquire 14,515,242 Common Shares granted under the 2001 Stock Option Plan.
     Effective September 7, 2006, shares subject to outstanding awards under the 2001 Stock Option Plan which lapse, expire or are forfeited or terminated will no longer become available for grant under this plan. Instead, new stock options and other equity grants will be made under the 2006 Equity Incentive Plan (described below) which became effective on September 7, 2006.
     In the first quarter of fiscal 2009, the Board of Directors approved the extension of the term of outstanding stock option grants for 666 current employees holding options to purchase 5,865,700 common shares. The term was extended by two years so that options expiring in July 2009 would now expire in July 2011. Stock options held by NEOs and certain other management level employees who were part of this group agreed to a new vesting schedule in connection with these options. The options were extended to foster continued employee confidence in the value potential of the Corporation and to acknowledge ongoing and outstanding employee commitment.
2006 Equity Incentive Plan
     The Corporation adopted the 2006 Equity Incentive Plan (the “2006 Equity Incentive Plan”) on September 7, 2006. No new options will be granted under the 2001 Stock Option Plan and all future equity awards will be granted under the 2006 Equity Incentive Plan. All existing options that have been previously granted under the 2001 Stock Option Plan will continue to be governed under that plan until exercise, termination or expiry.
     The 2006 Equity Incentive Plan provides that the Compensation Committee has the authority to determine the individuals to whom options will be granted, the number of Common Shares subject to option grants and other terms and conditions of option grants. The 2006 Equity Incentive Plan also provides that, unless otherwise determined by the Compensation Committee, one-quarter of the Common Shares that an option holder is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The 2006 Equity Incentive Plan provides that in no event may an option remain exercisable beyond the tenth anniversary of the date of grant.
     The 2006 Equity Incentive Plan provides the Corporation with increased flexibility and choice in the types of equity compensation awards, including options, deferred share units, restricted stock units, performance share units and other share-based awards. The principal purpose of the 2006 Equity Incentive Plan is to assist the Corporation in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives.
     The aggregate number of Common Shares that may be issued under the 2006 Equity Incentive Plan and all other security-based compensation arrangements is 12% of the total number of outstanding shares of the Corporation (on an as if converted to Common Shares basis) from time to time. Common Shares subject to outstanding awards under this plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.
     As at August 31, 2009, options to acquire 23,879,670 Common Shares are currently issued and outstanding under the 2006 Equity Incentive Plan.
     During the fiscal year ended April 30, 2009, the Board granted options to the NEOs to purchase a total of 2,400,000 Common Shares at a price of US$0.50 per Common Share. There were no options exercised by the NEOs during the fiscal year ended April 30, 2009.

     On July 9, 2009, the Board of Directors approved repricing all outstanding stock options, under both the 2006 Equity Incentive Plan and the 2001 Stock Option Plan, for current employees and directors at US $0.25 per share.
     As at August 31, 2009, options to acquire 38,394,912 Common Shares are currently issued and outstanding under both the 2001 Stock Option Plan and the 2006 Equity Incentive Plan representing approximately 7.7% of the outstanding shares of the Corporation (calculated on an as if converted to Common Shares basis if the Class 1 Shares were to be converted into Common Shares using 891.042 to 1 (as set forth in the terms of the conversion formula of the Class 1 Shares)).
Pension Plan Benefits
Defined Benefits Plan Table

	Number	Annual benefits		Accrued
	of years	payable		obligation		Non-	Accrued
	credited	At year		at start of	Compensatory	compensatory	obligation
Name	service	end	At age 65	year	change	change	at year end
Graham Bevington	9 years 3 months	$27,694.16	$67,356.66	$329,627.94	$19,647.55	$130,568.95	$218,706.54
Defined Contribution Plan Table

	Accumulated			Accumulated
	value at start		Non-	value at year
Name	of year	Compensatory	compensatory	end
Donald W. Smith	$31,598	$5,645	—	$29,706
Steven E. Spooner	$15,573	$13,733	—	$25,976
Paul A.N. Butcher	$147,360	$16,800	—	$132,285
Ronald G. Wellard	$10,153	$8,545	—	$17,266
     We currently maintain a defined benefit pension plan for a number of our past and present employees in the United Kingdom. The plan was closed to new employees in June 2001. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension Plan assets are valued at fair value. In fiscal 2009, a change in valuation assumptions, in particular changes in discount rates, produced a favorable impact on the Corporation’s defined benefit pension plan assets and obligations for the year. At April 30, 2009, the pension liability recorded in the consolidated balance sheet was $96,200,000.
     We maintain defined contribution pension plans that cover substantially all of our employees. We match the contributions of participating employees to the defined contribution pension plans on the basis and to the extent of the percentages specified in each plan (ranging from 1% to 6%, depending on the plan).
     There were no material accrued obligations at the end of fiscal 2009 pursuant to these defined contribution pension plans.
     For the purposes of the Corporation’s pension plan in the UK, the age of retirement is 65 years. There are provisions for early retirement starting at 55 years with the benefit decreasing for each of the years retired before 65 years. This value is determined by the scheme actuary. There is no policy for granting additional years of service or additional credit of service.
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
     Currently, Paul Butcher, our President and COO, is the only participant in our Deferred Share Unit Plan. As at April 30, 2009, 528,470 deferred share units have been awarded to Mr. Butcher under our Deferred Share Unit Plan, of which 242,062 of those units represent the value of his interest in our supplementary executive retirement plan (being C$242,062), which was transferred by us to the deferred share unit plan on May 31, 2005.
     At April 30, 2009 we had recorded a liability of $0.1 million (2008 — $0.5 million) in the consolidated balance sheet in respect of our obligations under the Deferred Share Unit Plan.
     Termination and Change of Control Benefits
     Compensation for all NEOs except Mr. Bevington is paid in Canadian dollars, but has been converted to U.S. dollars at the average of the noon buying rates for fiscal 2009 per Federal Reserve Board of C$1.00 = $0.84. Mr. Bevington’s compensation is paid in British pounds, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Board of BP£1.00 = $1.67.
     Donald W. Smith. Effective as of May 5, 2006, the Corporation executed an Agreement Amending the Amended and Restated Employment Agreement with Mr. Smith. Mr. Smith is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Smith is terminated without cause, he will receive a severance payment totaling 24 months’ salary and bonus compensation (paid over a 24-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Smith is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, continued vesting of options for one year. Mr. Smith receives an annual base salary of US$564,498 and stock options, and he participates in the Corporation’s standard employee benefit plans. Mr. Smith is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee of the Board of Directors of the Corporation. Mr. Smith’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
     By way of a letter agreement between Mr. Smith and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 Common Shares of the Corporation with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Smith expire on March 1, 2012.
     Paul A.N. Butcher. Paul Butcher is employed as President and Chief Operating Officer of the Corporation, reporting to the Chief Executive Officer. Effective as of May 5, 2006, the Corporation executed an Agreement Amending the Amended and Restated Employment Agreement with Mr. Butcher. Mr. Butcher is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Butcher is terminated without cause, he will receive a severance payment totaling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Butcher is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Butcher receives an annual base salary of US$389,371 and stock options, he participates in the Corporation’s standard employee benefit plans and he is the only participant in our Deferred Share Unit Plan (see above). Mr. Butcher is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee, in its sole discretion. Mr. Butcher’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
     By way of a letter agreement between Mr. Butcher and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Butcher options to purchase 1,000,000 Common Shares of the Corporation with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Butcher expire on March 1, 2012.

     Steven E. Spooner. Steven Spooner is employed as Chief Financial Officer of the Corporation, reporting to our Chief Executive Officer. Effective as of January 1, 2006, the Corporation executed an Employment Agreement with Mr. Spooner under which he is employed for an indefinite term, subject to termination in accordance with its terms. If Mr. Spooner is terminated without cause, he will receive a severance payment totaling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Spooner is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Spooner receives an annual base salary of US$331,159 and stock options, and he participates in the Corporation’s standard employee benefit plans. Mr. Spooner is also entitled to receive an annual bonus payment of 50% of his annual base salary, in an amount determined by the Compensation Committee, in its sole discretion. Mr. Spooner’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
     Graham Bevington is employed as Vice President and Managing Director Europe, Middle East and Africa of the Corporation, reporting to our President and Chief Operating Officer. Effective August 31, 1999, the Corporation executed a letter of employment under which Mr. Bevington must give six (6) months notice upon leaving the Corporation and for termination by the corporation, the minimum period of notice is six (6) months or such longer period as may be required under the terms of the Employment Protection (Consolidation) Act 1979.
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
     The following table summarizes the value of benefits payable to each NEO pursuant to the arrangements described above:

	Termination			Change of Control
			Acceleration		Acceleration
			of Equity		of Equity
Name	Salary		Vesting (1)	Salary	Vesting (1)
Donald W. Smith	$564,498	(2)(3)	$0	—	$0	(4)
Steven E. Spooner	$331,159	(5)(3)	$0	—	$0	(7)
Paul A.N. Butcher	$389,371	(6)(3)	$0	—	$0	(7)
Graham Bevington	—		—	—	—
Ronald G. Wellard	—		—	—	—

(1)	Based on the termination or change of control taking place as of April 30, 2009, and the purchase price of US$0.50 per Common Share, all stock options are under water and therefore have no value.

(2)	Reflects continued base salary for 24 months following termination. Mr. Smith would also be entitled to a bonus.

(3)	Mr. Smith volunteered to receive reductions in his annual base Salary (10% commencing November 8, 2009; 25% commencing January 5, 2009; and, 30% commencing February 2, 2009). Mr. Spooner and Mr. Butcher each volunteered to receive reductions in their annual base Salary (10% commencing November 8, 2009; 15% commencing January 17, 2009; and, 20% commencing February 14, 2009). These reductions are reflected in the above table. Compensation paid in Canadian dollars, but converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Board of C$1.00 = $0.84.

(4)	Reflects acceleration of vesting as to 100% of the shares. Excludes value of options with exercise prices exceeding the determined fair market value at April 30, 2009.

(5)	Reflects continued base salary for 18 months following termination plus 50% bonus.

(6)	Reflects continued base salary for 18 months following termination plus bonus.

(7)	Reflects acceleration of vesting as to 25% of the shares. Excludes value of options with exercise prices exceeding the determined fair market value at April 30, 2009.
Director Compensation
     Cash remuneration for non-executive directors is based on the following:

Annual service on the board of directors (other than Chair)	$25,000 CAD (1)
Annual service as Chair of the board of directors	$100,000 CAD
Annual service as member of the audit committee (other than Chair)	$10,000 CAD
Annual service as Chair of the audit committee	$15,000 CAD
Annual service as a member of other standing committees	$7,500 CAD
Meeting fees (varies depending on whether in person, by phone and by Committee)	$500 – $2,000 CAD

(1)	Donald Smith is a director of the company but does not receive compensation for that role. See Summary Compensation Table under Item 6. B. Compensation Discussion and Analysis for Mr. Smith’s compensation.
     Directors who are not an employee of the Company nor appointed in their capacity as a representative of an institutional interest may elect to receive up to but no more than $20,000 CAD of their annual Board retainer in cash (payable quarterly) with the balance to be received in the form of stock options (or such other equity based compensation, as determined by the Compensation Committee and the Board). The two directors on our Board who are eligible to receive cash as a portion of their retainer are Peter D. Charbonneau and Jean-Paul Cossart. All other directors receive their compensation in the form of stock options.
     The stock options have been granted pursuant to the 2006 Equity Incentive Plan. The number of stock options granted is calculated using the cash value divided by the Black-Scholes value at the time of grant. There were no options exercised by directors during the fiscal year ended April 30, 2009.
     A director who is not also an Executive Officer is reimbursed for any out-of-pocket expenses incurred in connection with attending Board or committee meetings.

		Share-			Non-equity
		based	Option-		incentive plan		All other
	Fees	awards	based		compensation	Pension	compensation
Name	earned	($)	awards		($)	value ($)	($)	Total ($)
Benjamin H. Ball	—	—	$41,160	(1)	—	—	—	$41,160
Peter D. Charbonneau	$16,800	—	$44,520		—	—	—	$61,320
Jean-Paul Cossart	$16,800	—	$39,060	(2)	—	—	—	$55,860
Thomas L. Ludwig	—	—	$48,300	(1)	—	—	—	$48,300
Terence H. Matthews	—	—	$94,500		—	—	—	$94,500
Gilbert S. Palter	—	—	$27,720	(3)	—	—	—	$27,720
J. Norman Stout	—	—	$31,500		—	—	—	$31,500

(1)	Stock options granted in connection with Mr. Ball and Mr. Ludwig acting as directors of Mitel were granted to Francisco Partners Management, LLC of which they are Principals.

(2)	Stock options granted in connection with Mr. Cossart acting as a director of Mitel were granted to Scivias s.a.r.l., a company in which Mr. Cossart is the sole shareholder.

(3)	Stock options granted in connection with Mr. Palter acting as a director of Mitel were granted to EdgeStone Capital Equity Fund II Nominee, Inc of which he is a Principal.

Incentive Plan Awards
Outstanding Option-based Awards

							Market or
							payout
							value of
						Number of	share-
	Number of					shares or	based
	securities				Value of	units of	awards
	underlying		Option	Option	unexercised in-	shares that	that have
	unexercised		Exercise	Expiration	the-money	have not	not vested
Name	options		Price	Date	options	vested (#)	($)
Terence H. Matthews	65,934	(3)	$0.84	15-Jul-11	—	—	—
Chairman	78,947		$0.84	27-Jul-10	—	—	—
	5,932		$1.30	8-Jun-11	—	—	—
	95,996		$1.05	28-Mar-12	—	—	—
	20,679		$1.05	26-Jul-12	—	—	—
	120,482		$1.32	23-Oct-12	—	—	—
	148,701		$1.32	8-Oct-13	—	—	—
Benjamin H. Ball	39,157		$1.32	23-Oct-12	—	—	—
Director (6)	53,247		$1.32	8-Oct-13	—	—	—
Peter D. Charbonneau	52,198	(3)	$0.84	15-Jul-11	—	—	—
Vice Chairman	30,263		$0.84	9-Jun-10	—	—	—
	36,000		$0.84	9-Jun-10	—	—	—
	36,184		$0.84	27-Jul-10	—	—	—
	22,034		$1.30	8-Jun-11	—	—	—
	56,173		$1.05	28-Mar-12	—	—	—
	50,926		$1.05	26-Jul-12	—	—	—
	33,132		$1.32	23-Oct-12	—	—	—
	71,104		$1.32	8-Oct-13	—	—	—
Jean-Paul Cossart	20,000	(3)(5)	$0.84	9-Sep-11	—	—	—
Director (4)	20,000	(5)	$0.84	8-Dec-10	—	—	—
	20,000	(5)	$1.05	1-Feb-07	—	—	—
	15,060		$1.32	23-Oct-12	—	—	—
	42,857		$1.32	8-Oct-13	—	—	—
Thomas Ludwig	42,169		$1.32	23-Oct-12	—	—	—
Director (6)	62,987		$1.32	8-Oct-13	—	—	—
Gilbert S. Palter	18,132	(3)	$0.84	15-Jul-11	—	—	—
Director (7)	13,159		$0.84	9-Jun-10	—	—	—
	13,158		$0.84	27-Jul-10	—	—	—
	5,085		$1.30	8-Jun-11	—	—	—
	29,624		$1.05	28-Mar-12	—	—	—
	14,506		$1.05	26-Jul-12	—	—	—
	30,120		$1.32	23-Oct-12	—	—	—
	43,447		$1.32	8-Oct-13	—	—	—
J. Norman Stout	500,000	(8)	$1.32	23-Oct-12	—	—	—
Director	42,858		$1.32	8-Oct-13	—	—	—

(1)	Each stock award was granted pursuant to our 2001 Stock Option Plan or the 2006 Equity Incentive Plan. See details of both plans set out previously in this section. All of these stock options are unexercised as there is no market for the shares and therefore no in-the-money value.

(2)	The exercise price of some options has been granted in US dollars and some have been granted in Canadian dollars. Options that have been granted in Canadian dollars are converted to U.S. dollars at the average of the noon buying rates per Federal Reserve Board of C$1.00 = $0.84.

On July 9, 2009 the board of Directors approved repricing all outstanding stock options for current employees and directors at US$0.25 per share.

(3)	Stock option grants vest as per the plan they were granted under; that is, 25% on the first, second, third and fourth year anniversaries from the date of grant and expire five years from the date of grant unless otherwise determined by our board of directors. On October 8, 2008, our board of directors approved the extension of the term of certain stock options for employees and directors from 5 years to 7 years from the date of grant.

(4)	Stock options granted in connection with Mr. Cossart acting as a director of Mitel were granted to Scivias s.a.r.l., a company in which Mr. Cossart is the sole shareholder.

(5)	Stock options were granted in connection with consulting fees prior to Mr. Cossart’s appointment as a director.

(6)	Stock options granted in connection with Mr. Ball and Mr. Ludwig as directors of Mitel were granted to Francisco Partners Management, LLC of which they are Principals.

(7)	Stock options granted in connection with Mr. Palter acting as a director of Mitel were granted to EdgeStone Capital Equity Fund II Nominee, Inc of which he is a Principal.

(8)	Stock option was granted to Mr. Stout as an employee prior to his appointment as a director.
     We maintain directors and officers liability insurance in the amount of $20,000,000 CAD for the benefit of our directors and officers. Our premium is $93,775 which covers the period from November 30, 2008 to November 30, 2009. No portion of the premium is paid by our directors and officers. In accordance with the policy, there is no deductible for insured persons and a deductible of $50,000 for all other claims, including securities claims. Our by-laws provide that we shall indemnify a director or officer against liability incurred in such capacity including acting at our request as director or officer of another corporation, to the extent permitted by the CBCA. The policy contains a number of exclusions and limitations to the coverage provided, as a result of which we may, under certain circumstances, be obligated to indemnify our directors or officers for certain claims which do not fall within the coverage provided under the policy. On June 10, 2004, our board of directors approved a form of indemnification agreement and authorized us to enter into indemnification agreements with each of the directors and Steve Spooner, our CFO, along with certain other corporate officers designated from time to time by the board of directors.
Indebtedness of Directors, Officers and Members of Senior Management
     None of our directors or officers, and no associate or affiliate of any of them, is or has been indebted to us at any time since the beginning of fiscal 2009.
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

     For further information, please see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” and Item 6.B. “Compensation”.
Board Committees:
     The standing committees of our board of directors consist of an audit committee and a compensation committee.
     Audit Committee. Our audit committee is comprised of Messrs. Charbonneau (who is also chairman of the committee), Kowal and Cossart.
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
Other Committees:
     We have established a disclosure committee in accordance with Sarbanes-Oxley legislation and with U.S. Securities and Exchange Commission regulations. Our disclosure committee is comprised of our General Counsel and Corporate Secretary, Vice President Finance, Treasurer and Chief Risk Officer, and Vice President Finance and Corporate Controller. The disclosure committee is responsible for:
•	reviewing all forward-looking information in our continuous disclosure documents;

•	implementation of the disclosure committee policy and the education of employees, officers and directors on matters related to the policy;

•	approving the designation of spokespersons;

•	ensuring that appropriate processes are in place to monitor our corporate website;

•	ensuring that when a public disclosure requires corrections, such correction is timely and made under the supervision of the disclosure committee;

•	monitoring the integrity and effectiveness of our disclosure controls and procedures on an ongoing basis and reporting findings to the CEO and CFO;

•	reviewing and supervising the preparation of documentation that are required to be or are voluntarily filed with a securities commission, stock exchange or government under applicable securities or corporate law including annual certifications, annual reports filed with the U.S. Securities and Exchange Commission on Form 20-F and 6-K; and

•	evaluating the effectiveness of our disclosure controls and procedures as of the end of each year end.
D. Employees
     As of August 31, 2009, we had 2445 employees of whom 615 were in Canada, 1284 were in the U.S. and 546 were in the United Kingdom and other countries. We had 1,518, 2,956 and 2,471 employees at the end of fiscal year 2007, fiscal year 2008 and fiscal year 2009, respectively. Annual revenues per employee during fiscal 2007, fiscal 2008 and fiscal 2009, were $254,000, $275,000 and $297,000, respectively, reflecting our continuing focus on improving operational efficiency.
     We believe that our future success depends in large part on our ability to attract and retain highly skilled managerial, research and development, and sales and marketing personnel. Our compensation programs include opportunities for regular annual salary reviews, bonuses and stock options. Over 28.2% of our employees are also holders of Common Shares and over 93.8% of our employees hold options to acquire our Common Shares. We believe we have been successful in our efforts to recruit qualified employees and believe relations with our employees are generally positive.
E. Share Ownership
     As of August 31, 2009, the Dr. Matthews group beneficially holds 35.6% of the voting power of our share capital, as further disclosed in Item 7.A. “Major Shareholders and Related Party Transactions — Major Shareholders”.
     Each of the management employees listed at Item 6.B. “Compensation Discussion and Analysis” beneficially own less than 1% of our Common Shares or preferred shares. Except as noted above for Dr. Matthews, no other member of the board of directors beneficially owns more than 1% of our Common Shares or preferred shares.
     Please see Item 6.B. “Compensation Discussion and Analysis” for information regarding option-based awards.
     All fulltime employees are eligible to participate in the 2006 Equity Incentive Plan as outlined in Item 6.B. “Compensation Discussion and Analysis”.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth certain information as of August 31, 2009 concerning the beneficial ownership of our shares as to each person known to our management to be the beneficial owner of 5% or more of our outstanding capital:

	Beneficial Amount Owned (1)				Percentage Held (2)
	Class 1				Class 1
	Preferred	Common	Voting		Preferred	Common	Voting
	Shares	Shares	Power		Shares	Shares	Power
Dr. Matthew’s Group
Dr. Terence H. Matthews	13,500	1,454,013	13,642,893		4.3%	0.7%	2.7%
Celtic Tech Jet Limited	0	4,555,169	4,555,169		0.0%	2.1%	0.9%
Wesley Clover Corporation	0	158,790,234	158,790,234		0.0%	74.0%	32.0%

	13,500	164,799,416	176,988,296	(3)	4.3%	76.8%	35.6%

Francisco Partners Group
Francisco Partners
Management, LLC	0	93,727	93,727		0.0%	0.0%	0.0%
Arsenal HoldCo I S.a.r.l.	164,463	12,462,570	160,952,923		51.9%	5.5%	31.5%
Arsenal HoldCo II S.a.r.l.	63,359	4,801,209	62,006,783		20.0%	2.2%	12.3%

	227,822	17,357,506	223,053,433	(4)	71.9%	7.7%	43.8%

Morgan Stanley Principal Investments, Inc.	44,933	3,404,910	43,974,017	(5)	14.2%	1.6%	8.8%

Her Majesty the Queen in Right of Canada	0	37,174,887	37,174,887		0.0%	14.8%	7.0%

EdgeStone Capital Equity Fund II Nominee, Inc.	19,000	10,686,689	27,841,409	(6)	6.0%	4.9%	5.5%

Power Corporation of Canada	11,500	14,327,483	24,710,603	(7)	3.6%	6.6%	5.0%

(1)	Beneficial ownership is determined in accordance with U.S. Securities and Exchange Commission rules, which generally attribute beneficial ownership of securities to each person or entity who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares that a person would receive upon exercise of stock options or warrants, or upon conversion of convertible securities held by that person that are exercisable or convertible within 60 days of August 31, 2009 (the “Determination Date”).

(2)	All Common Shares that a person would receive upon exercise of stock options, or warrants or upon conversion of any other convertible security held by that person that are exercisable within 60 days of the Determination Date, are deemed to be outstanding for computing the percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage ownership of any other person. For the purposes of calculating the percentage of Voting Power, the Class 1 Preferred Shares convert into our Common Shares on a 1 for 902.880 basis (after taking into consideration the 8% per annum accretion, calculated to 60 days after the Determination Date).

(3)	Includes the common share equivalent to 13,500 Class 1 Preferred Shares of 12,188,880, warrants to acquire 1,022,996 Common Shares that are currently exercisable, stock options to acquire 431,017 Common Shares that are currently exercisable, 158,790,234 Common Shares owned by Wesley Clover and 4,555,169 Common Shares owned by CTJL.

(4)	Includes the common share equivalent to 227,822 Class 1 Preferred Shares of 205,695,927, warrants to acquire 17,263,779 Common Shares that are currently exercisable and stock options to acquire 93,727 Common Shares that are currently exercisable.

(5)	Includes the common share equivalent to 44,933 Class 1 Preferred Shares of 40,569,107 and warrants to acquire 3,404,910 Common Shares that are currently exercisable.

(6)	Includes the common share equivalent to 19,000 Class 1 Preferred Shares of 17,154,720 and 5,359,893 Common Shares and stock options to acquire 326,796 Common Shares that are currently exercisable and warrants to acquire 5,000,000 Common Shares that are currently exercisable.

(7)	Includes the common share equivalent to 11,500 Class 1 Preferred Shares of 10,383,120 and 13,456,042 Common Shares and warrants to acquire 871,441 Common Shares that are currently exercisable.

(8)	The parties to the 2007 Shareholders Agreement agreed, among other matters, to act and vote from time to time so that on any election of directors by our shareholders, the Francisco Partners and Matthews nominees are elected. See Item 10.C. “Additional Information — Material Contracts — 2007 Shareholders Agreement” for a discussion of the 2007 Shareholders Agreement.
     The holders of the Class 1 Preferred Shares vote on an as-if-converted to Common Shares basis. Except for the foregoing, our major shareholders do not have different voting rights than other shareholders. We are not aware of any arrangements, the operation of which would result in a change in control of Mitel.
   U.S. Shareholders:
     On August 31, 2009, we had 648 registered shareholders with addresses in the U.S. holding approximately 6,000,718 Common Shares and three registered shareholders with addresses in the U.S. holding an aggregate of 272,755 Class 1 Preferred Shares (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners). When combined on an as if converted to Common Shares basis, these shares represent approximately 50.1% of the total number of issued and outstanding shares. In addition, U.S. residents hold options to purchase 10,650,914 Common Shares. Residents of the U.S. may beneficially own Common Shares registered in the names of non-residents of the U.S., and non-U.S. residents may beneficially own Common Shares or Class 1 Preferred Shares registered in the names of U.S. residents.
B. Related Party Transactions
     Set forth below is a description of material transactions between us and persons or entities that are deemed to be related parties to us for the period from April 30, 2008 to August 31, 2009.
BreconRidge Corporation (formerly BreconRidge Manufacturing Solutions Corporation)
     We have or had the following agreements and related transactions involving BreconRidge, a company in which, as of August 31, 2009, (a) Dr. Matthews holds approximately a 22.6% ownership interest, and (b) EdgeStone holds approximately a 59.1% ownership interest. EdgeStone is one of our shareholders and one of our directors is a partner of EdgeStone and is also Chairman of the board of directors of BreconRidge. Mr. Charbonneau, who is a member of our board of directors, also sits on the BreconRidge board of directors, additionally as does a nominee of Dr. Matthews.
Outsourcing of Manufacturing and Repair Operations
     In connection with the sale of our manufacturing operations to BreconRidge in 2001, we entered into a supply agreement with BreconRidge dated August 30, 2001, as amended (the “Supply Agreement”). Under this agreement, BreconRidge agreed to manufacture certain products for us and to provide repair and related services under terms and conditions reflecting what management believes were prevailing market conditions at the time we entered into the agreement. This agreement expired on June 20, 2008. Effective June 20, 2008, we entered into a new agreement with BreconRidge for the continued provision of manufacturing and other services under terms and conditions reflecting what management believes are prevailing market conditions.
     During fiscal 2009, we purchased $50.1 million of products and services from BreconRidge (2007 — $91.0 million; 2008 — $101.4 million) and sold $1.1 million of raw material inventory to BreconRidge (2007 — $2.1 million; 2008 — $3.0 million) under this agreement. As at April 30, 2009, balances payable by us pursuant to this agreement amounted to $6.2 million (2007 — $24.2 million; 2008 — $14.0 million) and balances receivable by us pursuant to this agreement amounts to $0.7 million (2007 — $2.8 million; 2008 — $0.9 million).
     Under the terms of the Supply Agreement, we are required to purchase certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of the fixed assets and are depreciated over their estimated useful lives. During fiscal 2009, there were no manufacturing tools purchased from BreconRidge (2007 — $0.2 million; 2008 — $0.3 million).

Kanata Research Park Corporation
     Our Corporate Head Offices (located in Ottawa, Canada) totaling approximately 482,244 square feet are leased from Kanata Research Park Corporation, a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into, for a period of 10 years, expiring on February 15, 2011. During fiscal 2009, we incurred $5.7 million of rent expense for the leased premises (2007 — $6.6 million; 2008 — $6.6 million).
Wesley Clover Solutions North America, Inc.
     On November 9, 2006, we entered into a channel partner agreement with Wesley Clover Solutions North America, Inc. (“Wesley Clover Solutions”), a company directly or indirectly wholly owned by Dr. Matthews, on our standard channel partner terms. On January 1, 2008, we entered in to an addendum to the agreement granting Wesley Clover Solutions the exclusive right to sell the Mitel 5560 product to certain North American customers, restricted to those within the financial capital markets. In exchange for this exclusive right, Wesley Clover Solutions agreed to certain minimum product purchases during the term of the agreement. On July 29, 2008, we entered into a new channel partner agreement with Wesley Clover Solutions. This new agreement is on the same exclusive basis, contains similar minimum purchase commitments, and is otherwise in accordance with our standard channel partner terms. On April 15, 2009, we entered into a License Agreement with Wesley Clover Solutions, amended on May 5, 2009, under terms and conditions reflecting what management believes were prevailing market conditions at the time we entered into the agreement.
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
Other Transactions
     We have entered into technology transfer, technology licensing and distribution agreements with each of the following companies related to Dr. Matthews under terms reflecting what management believes were prevailing market conditions at the time the agreements were entered into: CounterPath Corporation (which acquired NewHeights Software Corporation) and Natural Convergence Inc. (“NCI”). These companies develop technology that we integrate with, distribute or sell alone or as part of our own products.
•	CounterPath may be deemed to be a related party because Dr. Matthews indirectly owns approximately 26% of Counterpath, which acquired NewHeights (a corporation formerly controlled by Owen Matthews, who is related to Dr. Matthews) on August 2, 2007. During fiscal 2009, we paid CounterPath $2.2 million in software royalties relating to a customized desktop communication management software application which we integrate and distribute as Your Assistant (2007 — $2.2 million; 2008 — $2.2 million). We also received $50,000 of rental and other income from CounterPath during fiscal 2009 (2007 — $0.1 million; 2008 — $0.1 million). On January 31, 2008, we entered into an amendment to our existing agreement with CounterPath (the “CounterPath OEM Agreement”). Under the amendment, we agreed to a minimum purchase commitment of $0.5 million in exchange for an increased discount on products purchased under the CounterPath OEM Agreement. On April 30, 2008, the minimum purchase commitment was increased to $0.7 million in exchange for an additional increase in our discount on products purchased under the CounterPath OEM Agreement.

On April 30, 2008, we also entered into an agreement to provide a final royalty payment of $0.4 million as fulfillment of all payment obligations for the transfer to us of certain intellectual property owned by CounterPath. On July 31, 2008, we entered into a source code license agreement with CounterPath for $0.65 million plus certain royalty payments to be made over time. This agreement was entered into on terms and conditions which reflect conditions that reflect what management believes are prevailing market conditions.

•	NCI may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 28% of that company. On April 25, 2006, we entered into an agreement with NCI, a company in which the Dr. Matthews has an ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2 million. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0 million. The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001. Under this agreement, we purchased $0.3 million of prepaid software licenses and $0.9 million of convertible debentures during fiscal 2007. The $0.3 million of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 million in November 2006, our entire $0.9 million balance of debentures and $0.1 million accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2009, we had a combined ownership of 2.76% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 million investment recorded on the balance sheet at April 30, 2008 and April 30, 2009 has been accounted for using the cost method.
     In addition to the above, we also purchased $1.4 million of products and services from NCI during fiscal 2009 (2007 — $2.1 million; 2008 -— $0.7 million). NCI filed for receivership in July 2009 and has agreed to sell certain assets and intellectual property to Broadview Networks Inc.
     In the normal course of business, we may enter into purchase and sale transactions with other companies related to Dr. Matthews under terms reflecting what management believes are then-prevailing market conditions. For the year ended April 30, 2009, the aggregate value of these sales and purchases, which individually were not material, was $1.0 million and $2.2 million respectively.
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
     By way of letter agreements between Dr. Matthews and each of Mr. Donald Smith, our CEO, and Mr. Paul Butcher, our President and COO, dated, in each case, March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 of our Common Shares and to Mr. Butcher options to purchase 1,000,000 of our Common Shares owned by Dr. Matthews. Any proceeds on the exercise of these options will be payable by Mr. Smith and Mr. Butcher to Dr. Matthews and not to us. The options granted to Mr. Smith and Mr. Butcher expire on March 1, 2012. A similar agreement was entered into between Mr. Peter Charbonneau, one of our directors, and Dr. Matthews on February 16, 2001, as amended, for 900,000 of our Common Shares owned by Dr. Matthews. These options granted to Mr. Charbonneau expire on February 16, 2011. As of August 31, 2009, all of these options are vested and none have been exercised.

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
Legal Proceedings
     We are involved in legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. In particular, as is common in our industry, we have received notices alleging that we infringe patents belonging to various third parties. These notices are dealt with in accordance with our internal procedures, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this document, we are not party to any litigation that we believe is material to our business other than litigation set at in Item 4.A. “Information of Mitel — History and Development of Mitel — Significant Developments Subsequent to Fiscal 2007” and Note 19 of the Financial Statements.
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
     In order to effect the Re-Organization Transactions described in Item 4.A. — Information on Mitel — History and Development of Mitel, we undertook negotiations with the holders of various rights and entered into various agreements with certain of our shareholders, as follows:
•	In order to effect a return of capital on Series A Preferred Shares, the conversion of the Series A Preferred Shares into Class 1 Preferred Shares and Common Shares and the termination of the Series 2 Warrants, each as described in Item 4.A. “Information on Mitel — History and Development of Mitel”, we entered into a Return of Capital, Voting and Conversion Agreement with EdgeStone (the “EdgeStone Return of Capital, Voting and Conversion Agreement”).

•	In order to effect the conversion of the PCC Series B Preferred Shares and repurchase one-half of the Common Shares issued to PCC upon such conversion, as described above, we entered into a Common Share Repurchase, Voting and Conversion Agreement with PCC (the “PCC Common Share Repurchase, Voting and Conversion Agreement”).

•	In order to effect the repurchase of the Zarlink Common Shares, as described above, we entered into a Common Share Repurchase and Voting Agreement with Zarlink (the “Zarlink Common Share Repurchase and Voting Agreement”).

•	In order to effect the conversion of the Wesley Clover Series B Preferred Shares and the repurchase for cancellation and termination of the 2006 Wesley Clover Warrants, as described above, we entered into a Warrant Repurchase, Voting, and Conversion Agreement with Dr. Matthews, Wesley Clover and CTJL (the “Matthews Warrant Repurchase, Voting and Conversion Agreement”).
     In connection with and as a condition of the Equity Financing, each of Zarlink, PCC, EdgeStone, Dr. Matthews, Wesley Clover and CTJL agreed to enter into a termination agreement (the “Termination Agreement”) which terminated the existing shareholders agreement, as amended, and the existing registration rights agreement, to which agreements they were each a party, as described in our 2006 20-F filing. We entered into a new shareholders agreement and a new registration rights agreement with certain shareholders as set out below.

2007 Shareholders Agreement:
     We entered into a 2007 Shareholders Agreement on August 16, 2007, with the Investors, Dr. Matthews, Wesley Clover Corporation, CTJL and PCC and EdgeStone. The 2007 Shareholders Agreement contains provisions relating to the entitlement of Francisco Partners and Dr. Matthews to appoint directors to our board of directors, and various other provisions respecting the management of Mitel and dealings with our securities held by the Shareholders which are parties to the 2007 Shareholders Agreement. Wesley Clover and CTJL are corporations controlled directly or indirectly by Dr. Matthews.
     Please see Item 3.D. “Key Information — Risk Factors”, Item 5.F. “Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations” and Item 6.A. “Directors, Senior Management and Employees Directors and Senior Management” for further information concerning the equity financing and the 2007 Shareholders Agreement.
Registration Rights Agreement:
     Pursuant to the registration rights agreement dated August 16, 2007 (the “Registration Rights Agreement”) among us and the Investors, Dr. Matthews, Wesley Clover, CTJL, PCC and EdgeStone, the holders of registration rights under this agreement are entitled to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the U.S. and/or Canada.
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
     First Lien Credit Agreement: We entered into a senior secured first lien credit agreement in an aggregate amount of $330,000,000 provided by the Initial Lenders and certain other financial institutions (the “First Lien Lenders”), which facility consists of the First Lien Loan Facility, as amended on September 26, 2007, December 12, 2007, July 31, 2008, May 15, 2009 and September 19, 2009, which matures on August 16, 2014 and the Revolving Credit Facility, which matures on August 16, 2012. The Revolving Credit Facility is comprised of a U.S. revolving credit facility (the “U.S. Revolving Credit Facility”) and a Canadian revolving credit facility (the “Canadian Revolving Credit Facility”).
     Second Lien Credit Agreement: We entered into a senior secured second lien credit agreement in an aggregate amount of $130,000,000 which matures on August 16, 2015, as amended on September 26, 2007, December 12, 2007, July 31, 2008, May 15, 2009 and July 24, 2009 (the “Second Lien Credit Agreement”, together with the First Lien Credit Agreement, the “Credit Agreements”) provided by the Initial Lenders and certain other financial institutions (the “Second Lien Lenders”, together with the First Lien Lenders, the “Lenders”).

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
Warrants:
     On August 16, 2007, we issued warrants to acquire 21,830,508 of our Common Shares in the aggregate to the Investors, PCC and Dr. Matthews.
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
     Please see Item 5.A. “Operating and Financial Review and Prospects — Operating Results” for further information concerning the TPC Agreement.
Agreement between Mr. Peter Charbonneau and Dr. Matthews:
     By way of letter agreements between Dr. Matthews and Mr. Peter Charbonneau, one of our directors, dated February 16, 2001, as amended, Dr. Matthews granted to Charbonneau options to purchase 900,000 of our Common Shares owned by Dr. Matthews. Any proceeds on the exercise of these options will be payable by Mr. Charbonneau to Dr. Matthews and not to us. These options granted to Mr. Charbonneau expire on February 16, 2011. As of August 31, 2009, all of these options are vested and none have been exercised.

D. Exchange Controls
     Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the “Commissioner”) to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year following completion of an acquisition transaction, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.
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
     The Investment Canada Act applies to the acquisition of control of a Canadian business by any person that is not a “Canadian” as defined in the Investment Canada Act. Where the acquisition of control is not a “reviewable transaction”, the non-Canadian must file a notification with Industry Canada or the Department of Canadian Heritage (for cultural businesses). A notification in respect of the acquisition of control of a non-cultural business does not trigger any review or approval requirement. However, the Investment Canada Act generally prohibits the implementation of a “reviewable transaction” by a non-Canadian unless, after review, the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act, the acquisition of control of us (either through the acquisition of our Common Shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2009 is C$312 million. Note, however, that as a result of recent amendments to the Investment Canada Act substantial changes to the review threshold are pending. Namely, when these amendments come into force, the review threshold will increase from C$312 million to C$600 million for the remainder of 2009 and 2010 and will no longer be calculated on the basis of the book value of the Canadian business’ assets, but rather its “enterprise value”. These amendments are expected to come into force in the Fall of 2009.
     The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation. The Investment Canada Act, other than Part IV.1 (described below), does not apply in respect of certain transactions in relation to our Common Shares including:
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
     Under the new national security regime in the Investment Canada Act (Part IV.1), review on a discretionary basis may also be required in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada”. The relevant test is whether such an investment by a non-Canadian is “injurious to national security”. The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the Minister of Industry and may occur on a pre- or post-closing basis.

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

     In determining whether we are a PFIC, we will be required to take into account a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least 25% by value.
     We do not believe that we will be classified as a PFIC during our current taxable year. In addition, we do not anticipate that we will become a PFIC during subsequent taxable years. However, PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules (which are subject to differing interpretation), generally cannot be determined until the close of the taxable year in question and is determined annually. Moreover, we cannot predict whether the composition of our income and assets (including income and assets held directly and indirectly) will cause us to be treated as a PFIC in any taxable year. Accordingly, no assurance can be given that we are not, or will not become, a PFIC.
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
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the U.S. Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.
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
     We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, phone number: 613-592-2122.
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
Equity Price Risk:
     The holders of the Class 1 Preferred Shares have the right to redeem the preferred shares and receive cash equal to the value of the Common Shares into which the instrument would convert after 7 years. This feature qualifies as a derivative liability under generally accepted accounting principles, and therefore must be accounted for separately and marked to market at the end of each reporting period. As of April 30, 2009, a $0.25 increase in our common share price would increase our net loss by $23.9 million and would have reduced our April 30, 2008 net income by $37.2 million. This increase in net loss or decrease in net income is a non-cash charge which does not affect our liquidity, cash flows or current and future operations. See also Item 5 “Operating and Financial Review and Prospects — Operating Results — Sources of Revenues and Expenses — Fiscal 2009 as compared to Fiscal 2008 — Non-Operating Expenses — Mark-to-Market Adjustment on Derivatives”.
     Under the Deferred Share Unit Plan, when a participant ceases to be an executive of ours, the Deferred Share Unit Plan participant will receive a cash amount equal to the number of deferred share units in his or her account multiplied by the price of a Common Share as of the date the Deferred Share Unit Plan participant ceases to be an executive of Mitel, or on a later date selected by the Deferred Share Unit Plan participant, which shall in any event be a date prior to the end of the following calendar year. The obligation to pay the cash amount is recorded as a liability in our financial statements and is marked-to-market in each reporting period, with changes in the obligation recorded in our consolidated statement of operations. As of April 30, 2009, a $1.00 increase in our common share price would increase our net loss by $0.5 million. (April 30, 2008 — $0.4 million).
Foreign Currency Risk:
     We are exposed to currency rate fluctuations related primarily to our future net cash flows from operations in Canadian dollars, British pounds and Euros. When possible, we use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value.
     The fair value of our foreign currency forward contracts is sensitive to changes in foreign currency exchange rates. As of April 30, 2009, we had no foreign currency forward contracts outstanding. As of April 30, 2008, a 5% depreciation in the U.S. dollar against all currencies would have resulted in an additional unrealizable loss of $1.1 million. We believe that the established hedges are effective against our foreign currency denominated assets and liabilities. As a result, any potential future losses from these hedges being marked-to-market would be largely offset by gains or losses on the underlying hedged positions.

Interest Rate Risk:
     In accordance with our corporate policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than three months. Due to the short-term maturity of these investments, we are not subject to significant interest rate risk.
     We are exposed to interest rate risk on our $30 million Revolving Credit Facility, which bears interest based on the London Inter-Bank offer rate or “LIBOR”. If the entire Revolving Credit Facility were utilized, each adverse change in the LIBOR rate of 100 basis points would result in an additional $0.3 million in interest expense per year.
     We are exposed to interest rate risk on $289.6 million outstanding on August 31, 2009 under our First Lien Term Facility which matures on August 16, 2014 and $130 million outstanding on August 31, 2009 under our Second Lien Credit Agreement which matures on August 16, 2015. Both of these credit facilities bear interest based on LIBOR.
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
     The impact of each adverse change in the LIBOR rate of 100 basis points on the First Lien Term Facility, Second Lien Credit Agreement and Interest Rate Swap Agreement, in aggregate, is anticipated to be $3.1 million in the fiscal year ended April 30, 2010.
     The interest rates on our obligations under capital leases are fixed and therefore not subject to interest rate risk.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     Our management carried out an evaluation, with the participation of the CEO and CFO, of the effectiveness of our disclosure controls and procedures as of April 30, 2009. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by Mitel in reports that it files or submits under the U.S. Securities Exchange Act of 1934 (the “Act”) is recorded, processed, summarized and reported, within the time period specified in the rules and forms of the SEC.
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
     Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
     As of April 30, 2009, our management, including the CEO and CFO, completed our evaluation of the effectiveness of our internal control over financial reporting. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management identified no material weaknesses that existed in the design or operation of our internal control over financial reporting and concluded that our internal control over financial reporting was effective.
     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the U.S. Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
Changes in Internal Control over Financial Reporting
     In conjunction with our review and evaluation of our internal control over financial reporting during the year ended April 30, 2009, we implemented a number of measures to improve our internal control over financial reporting in various processes. These included, among others, such measures as improvements to our financial statement close process, increased standardization of controls across functions, and further automation of processes. Our management has assessed that, while these changes were an improvement to our control activities, there have not been any changes in its internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended April 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management continues to monitor our business processes, and expects that it will continue to make improvements to our processes and controls in upcoming periods, in efforts to improve process efficiency and effectively utilize our resources.
Item 16. [Reserved]
A. Audit Committee Financial Expert
     Our board of directors has determined that Mr. Peter Charbonneau, chair of the audit committee of our board of directors, is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission, and is independent as defined in the listing standards of the NASDAQ.
B. Code of Ethics
     Effective April 1, 2008, we adopted a new Code of Business Conduct which superseded our prior codes of conduct. The Code of Business Conduct applies to our board of directors, our management (including, but not limited to, our CEO, CFO and controller), our employees (both temporary and permanent), our contractors, and our agents. A copy can be requested by mail at the following address: Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7 Attention: Corporate Secretary, phone number: 613-592-2122.
     In January 2008, our board of directors also authorized the adoption of a compliance program and related procedures. This compliance program created the position of Director, Global Business Ethics and Compliance. The Director, with assistance from our Legal Department and Internal Audit Department where required, is chiefly responsible for administering the compliance program.

C. Principal Accountant and Fees
     Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Deloitte & Touche LLP during fiscal 2008 and fiscal 2009 amounted to the following:

	Fiscal 2008	Fiscal 2009
Audit Fees	$759,682	$825,000
Audit-Related Fees	65,837	37,985
Tax Fees	146,508	71,065
Other Fees	838,401	161,414

Total	$1,810,681	$1,095,464

     Audit fees relate to the audit of our annual consolidated financial statements and unconsolidated statutory financial statements for certain of our subsidiaries when audits are required.
     Audit-related fees relate to the audit of our defined benefit and defined contribution pension plans in Canada, the U.S., and United Kingdom. It also includes fees for accounting consultations and advisory services with respect to Sarbanes-Oxley internal controls. In fiscal 2008, Other Fees included support services relating to the Inter-Tel Acquisition, including due diligence and integration assistance. In fiscal 2009, Other Fees include other non-audit attestation services.
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
D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following chart sets forth the number of our Common Shares repurchased and the price paid by us for those shares during fiscal 2008 and up to and including August 31, 2009.
     Repurchases during this period were made in connection with the forgiveness of certain outstanding share purchase loans of employees who are no longer employed by us (largely due to cost reduction programs):

(d) Maximum
Number (or
Approximate
Dollar
			(c) Total	Value) of
			Number of	Shares
			Shares	(or Units)
			(or Units)	that may
			Purchased	yet be
	(a) Total	(b) Average	as Part	Purchased
	Number of	Price	of Publicly	Under the
	Shares (or	Paid per	Announced Plans	Plans or
Period	Units) Purchased	Share (or Units)	or Programs	Programs
October 31, 2008	13,713	C$1.00	—	—
April 30, 2009	41,300	C$1.00	—	—
TOTAL	55,013
F. Change in Registrant’s Certifying Accountant
     Not applicable.

G. Corporate Governance
     Not applicable.
PART III
Item 17. Financial Statements
     Our consolidated financial statements commence on page 101 of this annual report. These financial statements are expressed in U.S. dollars and were prepared in accordance with U.S. GAAP.
Item 18. Financial Statements
     Not applicable, as we have elected to provide financial statements pursuant to Item 17 “Financial Statements”.
Item 19. Exhibits

1.	Articles of Incorporation and bylaws as currently in effect:

1.1	Articles of Incorporation and amendments thereto prior to April 22, 2004(4)

1.2	Articles of Amendment dated April 22, 2004(4)

1.3	Articles of Amendment dated April 23, 2004(4)

1.4	Articles of Amendment dated October 12, 2006(10)

1.5	Articles of Amendment dated August 16, 2007(11)

1.6	Articles of Amendment dated August 16, 2007(16)

1.7	Bylaws(4), as amended on September 7, 2006(10)

2.	Instruments defining the rights of holders of equity securities being registered:

2.1	See Articles of Incorporation described above in Exhibit 1.1, Articles of Amendment dated April 22, 2004 described above in Exhibit 1.2, Articles of Amendment dated April 23, 2004 described above in Exhibit 1.3 and Articles of Amendment dated October 12, 2006 described above in Exhibit 1.4, Articles of Amendment dated August 16, 2007 described above in Exhibit 1.5 and Articles of Amendment dated August 16, 2007 described above in Exhibit 1.6

2.2	Specimen Common Share certificate(1)

2.3	Specimen Class 1 Share Certificate(16)

2.4	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005(11)+

2.5	Form of Note (see Exhibit 2.4 above)

2.6	Form of Warrant (10), as amended on August 16, 2007(16)

2.7	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004(10)+

2.8	Form of Warrant (see Exhibit 2.7 above)(10)

2.9	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006(10)+

2.10	Form of Warrant (see Exhibit 2.9 above)(10)

2.11	Termination Agreement between Mitel, Zarlink, PCC EdgeStone, Dr. Matthews, Wesley Clover and CTJL dated August 16, 2007(13)

2.12	First Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007(16)+

2.13	Amendment No. 1, dated September 26, 2007, to the First Lien Credit Agreement described above in Exhibit 2.12 (18)

2.14	Amendment No. 2, dated December 12, 2007, to the First Lien Credit Agreement described above in Exhibit 2.12 (18)

2.15	Amendment No. 3, dated July 31, 2008, to the First Lien Credit Agreement described above in Exhibit 2.12 (18)

2.16	Amendment No. 4, dated May 15, 2009, to the First Lien Credit Agreement described above in Exhibit 2.12

2.17	Amendment No. 5, dated September 14, 2009, to the First Lien Credit Agreement described above in Exhibit 2.12

2.18	Second Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007(16)+

2.19	Amendment No. 1, dated September 26, 2007, to the Second Lien Credit Agreement described above in Exhibit 2.18 (18)

2.20	Amendment No. 2, dated December 12, 2007, to the Second Lien Credit Agreement described above in Exhibit 2.18 (18)

2.21	Amendment No. 3, dated July 31, 2008, to the Second Lien Credit Agreement described above in Exhibit 2.18 (18)

2.22	Amendment No. 4, dated May 15, 2009, to the Second Lien Credit Agreement described above in Exhibit 2.18

2.23	Amendment No. 5, dated July 24, 2009, to the Second Lien Credit Agreement described above in Exhibit 2.18

2.24	Class 1 Convertible Preferred Share Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(16)+

2.25	Form of Warrant granted to Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Morgan Stanley Principal Investors Inc., PCC and Dr. Matthews(11)

2.26	Class 1 Convertible Preferred Share and Warrant Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008 (18)

2.27	Form of Warrant granted to Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008 (see Exhibit A of Exhibit 2.26 above)

2.28	Shareholder Agreement among Mitel, PCC, Dr. Matthews, Wesley Clover, CTJL, EdgeStone, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(13)

2.29	Registration Rights Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007(13)

4.	Material contracts:

4.1	Interest Rate Swap Agreement between Mitel and Morgan Stanley Capital Services Inc. dated August 27, 2007 (18)

4.2	Securities Purchase Agreement between Mitel and the Noteholders, dated April 27, 2005 (see Exhibit 2.4 above) (10)+

4.3	Form of Note (see Exhibit 2.5 above)

4.4	Form of Warrant, as amended on August 16, 2007 (see Exhibit 2.6 above)

4.5	Class A Convertible Preferred Share Subscription Agreement between Mitel and EdgeStone dated April 23, 2004 (see Exhibit 2.7 above)+

4.6	Shareholders Agreement between Mitel, Mitel Knowledge, PCC, Zarlink, Mitel Systems (now Wesley Clover), WCC (now Wesley Clover), EdgeStone, and Dr. Matthews, dated April 23, 2004(2) , as amended on June 26, 2006(10)

4.7	Securities Purchase Agreement between Mitel and Wesley Clover Corporation dated September 21, 2006 (see Exhibit 2.9 above)+

4.8	Return of Capital, Voting and Conversion Agreement between Mitel and EdgeStone dated June 22, 2007(14)

4.9	Common Share Repurchase, Voting and Conversion Agreement between Mitel and PCC dated August 15, 2007(16)

4.10	Common Share Repurchase and Voting Agreement between Mitel and Zarlink dated May 30, 2007(16)

4.11	Warrant Repurchase, Voting and Conversion Agreement between Mitel, Dr. Matthews, Wesley Clover and CTJL dated August 15, 2007(13)

4.12	Termination Agreement between Mitel, Zarlink, PCC EdgeStone, Dr. Matthews, Wesley Clover and CTJL dated August 16, 2007 (see Exhibit 2.11 above)

4.13	Class 1 Convertible Preferred Share Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.24 above)+

4.14	Form of Warrant granted to Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Morgan Stanley Principal Investors Inc., PCC and Dr. Matthews (see Exhibit 2.25 above)

4.15	Shareholder Agreement among Mitel, PCC, Dr. Matthews, Wesley Clover, CTJL, EdgeStone, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.28 above)

4.16	Registration Rights Agreement among Mitel, Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l. and Morgan Stanley Principal Investors Inc. dated August 16, 2007 (see Exhibit 2.29 above)

4.17	Class 1 Convertible Preferred Share and Warrant Subscription Agreement among Mitel, Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008 (see Exhibit 2.26 above)

4.18	Form of Warrant granted to Arsenal Holdco I, S.a.r.l, Arsenal Holco II, S.a.r.l. and Morgan Stanley Principal Investments, Inc. dated January 18, 2008 (see Exhibit 2.27 above)

4.19	First Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007 (see Exhibit 2.12 above)+, as amended on September 26, 2007 (see Exhibit 2.13 above), December 12, 2007 (see Exhibit 2.14 above), July 31, 2008 (see Exhibit 2.15 above), May 15, 2009 (see Exhibit 2.16 above) and September 14, 2009 (see Exhibit 2.17 above)

4.20	Second Lien Credit Agreement among Mitel, Mitel US Holdings Inc., certain lenders, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 16, 2007 (see Exhibit 2.18 above)+, as amended on September 26, 2007 (see Exhibit 2.19 above), December 12, 2007 (see Exhibit 2.20 above), July 31, 2008 (see Exhibit 2.21 above), May 15, 2009 (see Exhibit 2.22 above) and July 24, 2009 (see Exhibit 2.23 above)

4.21	Merger Agreement among Mitel, Inter-Tel (Delaware), Incorporated and Arsenal Inter-Tel Acquisition Corporation dated April 26, 2007(12)

4.22	Deferred Share Unit Plan (DSU Plan) for Executives effective December 9, 2004(5)

4.23	Employee Stock Option Plan, dated March 6, 2001, as amended(6)

4.24	2004 U.S. Employee Stock Purchase Plan(8)

4.25	Form of Global Mitel Employment Agreement(7)

4.26	2006 Equity Incentive Plan(10)

4.27	2007 U.S. Employee Stock Purchase Plan(17)

4.28	Amended and Restated Employment Contract between Mitel and Donald Smith, dated April 17, 2001 (the “Smith Employment Contract”)(7)

4.29	Agreement Amending the Smith Employment Contract, dated May 5, 2006(7)

4.30	Amended and Restated Employment Contract between Mitel and Paul Butcher, dated February 16, 2001 (the “Butcher Employment Contract”)(7)

4.31	Agreement Amending the Butcher Employment Contract, dated May 5, 2006(7)

4.32	Employment Contract, dated January 1, 2006, between Mitel and Steven Spooner(7)

4.33	Employment contract between Mitel and Ron Wellard, dated December 15, 2003, as amended on December 8, 2006 (18)

4.34	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Paul Butcher (the “Butcher Letter Agreement”)(9)

4.35	Amendment No. 1 to the Butcher Letter Agreement, dated May 1, 2006(9)

4.36	Letter agreement, dated March 1, 2002, between Terence H. Matthews and Donald Smith (the “Smith Letter Agreement”)(9)

4.37	Amendment No. 1 to the Smith Letter Agreement, dated May 1, 2006(9)

4.38	Letter agreement, dated May 1, 2006, between Terence H. Matthews and Peter D. Charbonneau(9)

4.39	Integrated Communications Solutions R&D Project Agreement between Mitel, Mitel Knowledge, March Networks and Her Majesty the Queen in Right of Canada dated October 10, 2002(1)+, as amended on March 27, 2003(4), May 2, 2004(10), September 16, 2004(10), June 27, 2005(10), and October 3, 2005(10), respectively

4.40	Lease Agreement between Mitel and MRPC dated March 27, 2001(1)

4.41	Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated August 30, 2001(1)+, and related amendment dated February 27, 2003(3)+

4.42	Amendment to the Supply Agreement between Mitel and its subsidiaries and BreconRidge and its subsidiaries dated February 27, 2003(3)

4.43	Tri-Party Agreement between MNOL, MNIL and MNL dated June 30, 2005(10)

4.44	Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust(15)

4.45	CIBC Warrant, dated April 29, 2004(7), as amended(10)

8.1	Subsidiaries of Mitel Networks Corporation

12.1	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Auditors Consent

(1)	Filed as an exhibit to the Registration Statement on Form 20-F, as amended (File No. 0-49984) of Mitel and incorporated herein by reference.

(2)	Filed on May 3, 2004 as an exhibit to a Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

(3)	Filed on August 1, 2003 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 27, 2003 and incorporated herein by reference.

(4)	Filed on August 31, 2004 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 25, 2004, and incorporated herein by reference.

(5)	Filed on October 24, 2005 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 24, 2005 and the transition period ended April 30, 2005 and incorporated therein by reference.

(6)	Filed as an exhibit to the Form S-8 of the Registrant, dated March 6, 2006, filed with the Commission on March 6, 2006 and incorporated therein by reference.

(7)	Filed as an exhibit to the Form F-1 of the Registrant, dated May 9, 2006, filed with the Commission on May 9, 2006 and incorporated therein by reference.

(8)	Filed as an exhibit to the Form S-8 of the Registrant, dated November 29, 2004, filed with the Commission on November 29, 2004 and incorporated therein by reference.

(9)	Filed as an exhibit to Amendment No. 1 to the Schedule 13D (the Registrant as issuer) filed with the Commission on May 5, 2006 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited and incorporated therein by reference.

(10)	Filed on October 30, 2006 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 30, 2006 and incorporated therein by reference.

(11)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D (the Registrant as issuer) filed with the Commission on August 27, 2007 by Arsenal Holdco I, S.a.r.l., Arsenal Holdco II, S.a.r.l., Francisco Partners GP II (Cayman), L.P., Francisco Partners GP II Management (Cayman) Limited, Francisco Partners Gp II, L.P., Francisco Partners II (Cayman), L.P., and Francisco Partners Parallel Fund II, L.P. and incorporated therein by reference.

(12)	Filed as an exhibit to the Form 8-K of Inter-Tel (Delaware), Incorporated filed with the Commission on April 26, 2007 and incorporated therein by reference.

(13)	Filed as an exhibit to Amendment No. 2 to the Schedule 13D (the Registrant as issuer) filed with the Commission on September 28, 2007 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited and incorporated therein by reference.

(14)	Filed on August 28, 2007 as an exhibit to Amendment No. 2 of Schedule 13D (Mitel as issuer) by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc. and incorporated herein by reference.

(15)	Filed as an exhibit to the Form 10-K of Inter-Tel (Delaware), Incorporated filed with the Commission for the year ended November 30, 1984 and incorporated therein by reference.

(16)	Filed on October 24, 2007 as an exhibit to the annual report on Form 20-F of Mitel for the year ended April 30, 2007 and incorporated therein by reference.

(17)	Filed as an exhibit to the Form S-8 of the Registrant, filed with the Commissioner on November 26, 2007, and incorporated therein by reference.

(18)	Filed on October 31, 2008 as an exhibit to the Annual Report on Form 20-F of Mitel for the year ended April 30, 2008 and incorporated therein by reference.

+	Portions of this document have been granted “Confidential Treatment” by the Secretary of the Securities and Exchange Commission.

Index to Financial Statements
Our Audited Consolidated Financial Statements for Fiscal 2005, the Transition Period, Fiscal 2006, Fiscal 2007 and Fiscal 2008:

Independent Auditors’ Report — Deloitte & Touche LLP	103
Consolidated Balance Sheets	104
Consolidated Statements of Operations	105
Consolidated Statements of Shareholders’ Equity	106
Consolidated Statement of Cash Flows	107
Notes to Consolidated Financial Statements	108
Financial Statement Schedules:
(Note: Schedules other than that listed below are omitted as they are not applicable or not required, or the information is included in the consolidated financial statements or notes thereto)
Schedule II — Valuation of Qualifying Accounts	143

MITEL NETWORKS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)
FOR THE FISCAL YEARS ENDED April 30, 2007, April 30, 2008 and April 30, 2009
(Audited)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Mitel Networks Corporation:
We have audited the accompanying consolidated balance sheets of Mitel Networks Corporation and subsidiaries (the “Company”) as of April 30, 2009 and 2008 and the related consolidated statements of operations, shareholders’ deficiency and comprehensive loss and cash flows for each of the three years in the period ended April 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2009 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the consolidated financial statements, effective May 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurement. In addition, as discussed in Note 26 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB no. 87, 88, 106 and 132(R), which changed its method of accounting for pension and postretirement benefits as of April 30, 2007.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
July 8, 2009

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2008	April 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$19.5	$28.4
Restricted cash	2.3	3.5
Accounts receivable (net of allowance for doubtful accounts of $14.0 and $13.2, respectively)	138.3	112.4
Sales-type lease receivables (net of allowance for doubtful accounts of $1.5 and $1.5, respectively)	23.4	30.2
Inventories (net)	49.1	33.1
Income tax receivable	0.6	1.3
Deferred tax asset (net)	2.8	7.8
Other current assets	56.9	47.7

	292.9	264.4
Non-current portion of sales-type lease receivables (net)	34.2	29.2
Investments and other assets	32.9	22.4
Deferred tax asset	0.8	—
Property and equipment (net)	27.0	21.7
Goodwill	420.9	134.5
Intangible assets (net)	168.0	144.9

	$976.7	$617.1

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Bank indebtedness	$12.5	$30.2
Accounts payable and accrued liabilities	153.9	126.1
Deferred tax liability	0.8	0.3
Deferred revenue	50.6	48.3
Due to related parties	13.8	6.2
Current portion of long-term debt	2.4	4.0

	234.0	215.1
Long-term debt	420.7	420.6
Lease recourse liability	13.2	9.9
Long-term income taxes payable	3.0	2.5
Deferred revenue and other liabilities	45.7	36.2
Litigation settlement obligation	8.4	5.9
Derivative liability instruments	108.6	8.4
Deferred tax liability	99.7	76.1
Pension liability	76.4	20.1

	1,009.7	794.8

Commitments, guarantees and contingencies (notes 18 and 19)
Convertible, redeemable preferred shares, without par value — unlimited shares authorized, issued and outstanding: Class 1: 316,755 and 316,755 shares at April 30, 2008 and April 30, 2009	208.5	249.5

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized: 214,736,735, and 214,702,440 issued and outstanding at April 30, 2008 and April 30, 2009	277.1	277.8
Warrants	56.7	56.6
Additional paid-in capital	2.0	4.4
Accumulated deficit	(492.2)	(725.0)
Accumulated other comprehensive loss	(85.0)	(41.0)

	(241.5)	(427.2)

	$976.7	$617.1

APPROVED BY THE BOARD

(SIGNATURE)	(SIGNATURE)

Director	Director
(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

	Year Ended	Year Ended	Year Ended
	April 30, 2007	April 30, 2008	April 30, 2009
Revenues:
Telecommunications	$384.9	$642.1	$662.0
Network services	—	49.9	73.1

	384.9	692.0	735.1

Cost of revenues:
Telecommunications	225.1	337.4	348.9
Network services	—	30.5	41.7

	225.1	367.9	390.6

Gross margin	159.8	324.1	344.5

Expenses:
Selling, general and administrative	123.5	246.6	248.5
Research and development	41.7	62.6	60.1
Special charges, integration and merger-related costs	9.3	16.0	23.3
Litigation settlement	16.3	—	—
Initial public offering costs	3.3	—	—
Loss (gain) on sale of manufacturing operations	(1.0)	1.0	—
In-process research and development	—	5.0	—
Impairment of goodwill	—	—	284.9

	193.1	331.2	616.8

Operating loss	(33.3)	(7.1)	(272.3)
Interest expense	(9.1)	(34.7)	(40.1)
Debt and warrant retirement costs	—	(20.8)	—
Fair value adjustment on derivative instruments	8.6	61.9	100.2
Other income (expense)	0.6	1.6	(0.8)

Income (loss) before income taxes	(33.2)	0.9	(213.0)
Current income tax recovery	(0.2)	(0.9)	(0.9)
Deferred income tax expense (recovery)	2.0	(11.4)	(18.4)

Net income (loss)	$(35.0)	$13.2	$(193.7)

Net loss per common share:
Basic and diluted	$(0.36)	$(0.44)	$(1.09)

Weighted-average number of common shares outstanding
Basic and diluted	117,336,927	186,135,401	214,732,107

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Additional		Accumulated Other	Total
	Common Shares			Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Deficit	Income (Loss)	Deficiency
Balance at April 30, 2006	107,302,322	$188.8	$47.9	$(0.1)	$(355.5)	$(49.7)	$(168.6)

Common shares issued:
Exercise of stock options	45,624	0.1	—	—	—	—	0.1
Professional services received	10,000	—	—	—	—	—	—
Warrants issued	—	—	15.0	—	—	—	15.0
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(13,860)	—	—		—	—	—
Stock-based compensation	—	—	—	0.3	—	—	0.3
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(7.3)	—	(7.3)

	107,344,086	$189.1	$62.9	$0.2	$(362.8)	$(49.7)	$(160.3)

Net loss	—	—	—	—	(35.0)	—	(35.0)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	1.2	1.2
Minimum pension liability adjustments	—	—	—	—	—	16.6	16.6

Comprehensive income (loss)	—	—	—	—	(35.0)	17.8	(17.2)

Adoption of SFAS 158 pension liability	—	—	—	—	(0.4)	(24.7)	(25.1)

Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.2	$(398.2)	$(56.6)	$(202.6)

Common shares issued:
Cash and employee loans	1,481,739	2.0	—	—	—	—	2.0
Exercise of stock options	27,625	—	—	—	—	—	—
Shares repurchased	(42,529)	—	—	—	—	—	—
Share purchase loans	—	(1.2)	—	—	—	—	(1.2)
Repayment of warrants	—	—	(15.0)	—	(5.0)	—	(20.0)
Induced conversion of Series A preferred shares	5,359,893	5.4	—	—	(29.3)	—	(23.9)
Deemed dividend relating to beneficial conversion feature originally recorded on Series A preferred shares	—	—	—	—	(1.4)	—	(1.4)
Induced conversion charge relating to the derivative liability on Series A preferred shares	—	—	—	—	11.4	—	11.4
Conversion of Series B preferred shares, net of partial redemption	100,565,921	38.1	—	—	(12.6)	—	25.5
Beneficial conversion feature upon conversion of Series B preferred shares	—	43.7	—	—	(43.7)	—	—
Redemption of redeemable common shares	—	—	—	—	6.0	—	6.0
Warrants issued in connection with Class 1 preferred shares	—	—	6.0	—	—	—	6.0
Modification of warrants issued in connection with convertible debentures	—	—	2.8		—	—	2.8
Stock-based compensation	—	—	—	1.7	—	—	1.7
Accretion of interest on redeemable common and preferred A and B shares	—	—	—	—	(2.1)	—	(2.1)
Accretion of interest on Class 1 preferred shares	—	—	—	—	(24.4)	—	(24.4)

	214,736,735	$277.1	$56.7	$1.9	$(499.3)	$(56.6)	$(220.2)

Net income	—	—	—	—	13.2	—	13.2

Other comprehensive income (loss):
Unrealized derivative loss on cash flow hedges	—	—	—	—	(6.1)	—	(6.1)

Change in unamortized pension and post-retirement actuarial losses and prior service cost	—	—	—	—	—	(27.8)	(27.8)
Foreign currency translation adjustments	—	—	—	—	—	(0.6)	(0.6)
Comprehensive income (loss)	—	—	—	—	7.1	(28.4)	(21.3)

Balance at April 30, 2008	214,736,735	$277.1	$56.7	$1.9	$(492.2)	$(85.0)	$(241.5)

Common shares issued:
Exercise of stock options	6,500	—	—	—	—	—	—
Expired warrants	—	—	(0.1)	0.1	—	—	—
Share purchase loan repayments	(40,795)	0.7	—	—	—	—	0.7
Stock-based compensation	—	—	—	2.4	—	—	2.4
Accretion of interest on redeemable preferred shares	—	—	—	—	(41.0)	—	(41.0)

	214,702,440	$277.8	$56.6	$4.4	$(533.2)	$(85.0)	$(279.4)

Net loss	—	—	—	—	(193.7)	—	(193.7)

Other comprehensive income:
Unrealized derivative gain on cash flow hedges	—	—	—	—	1.9	—	1.9
Foreign currency translation adjustments	—	—	—	—	—	(12.4)	(12.4)
Minimum pension liability adjustments	—	—	—	—	—	56.4	56.4

Comprehensive income (loss)	—	—	—	—	(191.8)	44.0	(147.8)

Balance at April 30, 2009	214,702,440	$277.8	$56.6	$4.4	$(725.0)	$(41.0)	$(427.2)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

	Year Ended	Year Ended	Year Ended
	April 30, 2007	April 30, 2008	April 30, 2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$(35.0)	$13.2	$(193.7)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	9.8	32.6	38.6
Amortization of deferred gain	(0.6)	—	(0.6)
Fair value adjustment on derivative instruments	(8.6)	(61.9)	(100.2)
Goodwill impairment	—	—	284.9
Accretion of convertible notes to redemption value	1.5	0.5	—
Accretion of interest on litigation settlement obligation	—	1.5	1.2
In-process research and development	—	5.0	—
Stock-based compensation	0.3	1.7	2.4
Deferred income taxes	2.8	(6.0)	(18.4)
Loss (gain) on sale of manufacturing operations	(1.0)	1.0	—
Loss (gain) on disposal of assets	—	(0.2)	1.4
Debt and warrant retirement costs	—	20.8	—
Unrealized foreign exchange loss (gain)	(3.2)	1.3	(0.8)
Non-cash movements in provisions	4.1	18.8	(2.7)
Non-cash portion of litigation settlement	15.3	—	—
Change in non-cash operating assets and liabilities, net	2.6	(45.9)	0.1

Net cash provided by (used in) operating activities	(12.0)	(37.8)	12.2

Investing activities:
Additions to capital and intangible assets	(7.1)	(18.3)	(6.6)
(Increase) decrease in restricted cash	(1.9)	1.3	(1.2)
Proceeds on sale of assets	—	19.7	—
Acquisition of business	—	(729.9)	—
Acquisition costs	—	(12.2)	—
Cash and cash equivalents of acquired business	—	195.8	—
Realized foreign exchange loss on hedging activities	(3.9)	(1.2)	(3.6)
Realized foreign exchange gain on hedging activities	0.5	0.3	5.0

Net cash used in investing activities	(12.4)	(544.5)	(6.4)

Financing activities:
Net increase (decrease) in bank indebtedness	(1.6)	12.0	17.7
Proceeds from issuance of Class 1 preferred shares	—	289.5	—
Proceeds from issuance of debt	—	430.0	—
Repayment of convertible debentures	—	(66.0)	—
Settlement of convertible redeemable preferred shares	—	(36.2)	—
Repayment of redeemable common shares	—	(12.9)	—
Proceeds from issuance (repayment) of warrants	15.0	(20.0)	—
Repayment of capital lease liabilities	—	(1.8)	(2.7)
Payments on lease recourse liability	—	—	(3.4)
Repayment of long-term debt	(1.0)	(9.6)	(0.5)
Share issue costs	—	(3.0)	—
Payment of litigation settlement obligation	—	(4.5)	(3.7)
Deferred financing costs	(2.1)	(9.9)	—
Proceeds from transfer of receivables	10.9	—	—
Proceeds from issuance of common shares	0.1	0.8	—
Proceeds from repayments of employee share purchase loans	0.2	—	0.7

Net cash provided by financing activities	21.5	568.4	8.1

Effect of exchange rate changes on cash and cash equivalents	0.7	(0.1)	(5.0)

Increase (decrease) in cash and cash equivalents	(2.2)	(14.0)	8.9
Cash and cash equivalents, beginning of year	35.7	33.5	19.5

Cash and cash equivalents, end of year	$33.5	$19.5	$28.4

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
These consolidated financial statements have been prepared by the Company in accordance with United States generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements. Certain reclassifications have been made to the 2007 and 2008 financial statements to conform to the 2009 presentation.
a) Going Concern
The Company’s financial statements as of and for the year ended April 30, 2009 have been prepared in accordance with GAAP applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As shown in the financial statements for the years ended April 30, 2007, April 30, 2008 and April 30, 2009 the Company incurred a net loss of $35.0, net income of $13.2 and a net loss of $193.7, respectively. The fiscal 2009 net loss of $193.7 included a non-cash goodwill impairment charge of $284.9, which does not affect the Company’s liquidity, cash flows or current and future operations. As at April 30, 2009 the Company had cash of $28.4 and had drawn the maximum borrowings outstanding under its $30.0 revolving credit facility.
The global recession has had a negative impact on the Company’s operating results during fiscal 2009 as it did for many other companies in the industry. As a result the Company’s management took significant cost reduction actions during the year to re-align its operating model accordingly (see Note 6 Special Charges). Accordingly, the Company generated cash flows from operating activities of $12.2 for the year ended April 30, 2009, generated net income from operations of $12.6, excluding the goodwill impairment charge (determined by the operating loss of $272.3 less the impairment charge on goodwill of $284.9) and had positive working capital of $49.3. As described in Note 17 Long Term Debt, the Company has in place certain financial covenants, including a requirement to maintain a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization adjusted for certain business restructuring charges and related expenses and other non-cash charges (“adjusted EBITDA”) on a quarterly basis. The Company met these covenant requirements in each of the quarters during fiscal 2009.
With the restructuring actions taken during the third and fourth quarters of fiscal 2009, which have significantly lowered its operating cost structure, the Company anticipates that it will continue to generate positive cash flows from operations and will continue to meet its financial covenants for the foreseeable future. While there can be no assurance as to when the global economy will begin to recover or when capital and credit markets will return to normal, stable conditions, management has and will continue to take the actions necessary to sustain the Company’s liquidity. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

b) Basis of Consolidation
The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation. The financial statements include the results of operations of Inter-Tel (Delaware), Incorporated, from the date of acquisition, August 16, 2007.
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
d) Foreign Currency Translation
The parent company’s functional currency is the U.S. dollar and the consolidated financial statements of the Company are prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as part of other comprehensive income.
Monetary assets and liabilities denominated in currencies foreign to the functional currency of each entity are translated into functional currency using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period, except for amortization and depreciation which are translated at historical rates. Foreign exchange gains and losses resulting from the translation of these accounts are included in the determination of income for the period. During fiscal 2009, the Company recorded a foreign exchange loss of $3.2 (2007 — $0.3 loss; 2008 — $0.6 gain).
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
In a transaction containing a sales-type lease, hardware revenues are recognized at the present value of the payments allocated to the hardware lease element at the time of system sale in accordance with the United States Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases (“SFAS 13”). Revenues from software, including applications, upgrades, software support, and embedded software, are deferred and recognized over the period of support in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”). Revenues from sales-type leases are allocated between hardware and software elements based on management’s best estimate of relative fair values.

Indirect channels
The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line phone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.
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
Direct channels
The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are delivered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.
Certain arrangements with direct customers provide for customer support and maintenance services extending twelve months from the date of installation at no charge. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided at no charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized as services are performed.
The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services (“Managed Services”) and communication equipment is provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized on a straight-line basis to cost of sales, over the contract period.
Resale of long distance
Revenue is recognized from long distance resale services as services are provided.
Sales-type leases
For sales-type lease accounting, the Company follows guidance provided by SFAS 13 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement No. 125 (“SFAS 140”). The Company records the discounted present values of minimum rental payments under sales-type leases as sales, net of provisions for continuing administration and other expenses over the lease period. The Company records the lease sales at the time of system sale and installation pursuant to U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 104, for sales to end user customers, and upon receipt of the executed lease documents. The costs of systems installed under these sales-type leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale.

Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales within Network services on the Consolidated Statements of Operations. The Company establishes and maintains reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the period represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of Sales-Type Lease Receivables on the balance sheet, or included in lease recourse liability on the consolidated balance sheet for the estimated recourse liability for lease streams sold.
f) Cash and Cash Equivalents
Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value. At April 30, 2009, the Company had cash of $22.6 and cash equivalents of $5.8.
g) Restricted Cash
Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.
h) Allowance for Doubtful Accounts
The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. Additional reserves or allowances for doubtful accounts are recorded for sales-type leases, discussed in note e) Sales-Type Leases. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. The Company regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances needed. Consideration is given to accounts in excess of 60 days old as well as other risks in the more current portion of the accounts included.
i) Inventories
Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.
j) Property and Equipment
Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the impairment, the Company compares projected and undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted net cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management’s evaluation.
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

The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value. In fiscal 2009 the Company performed an impairment test on its intangible assets and determined that there was no impairment.
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. In assessing the impairment, the Company compares the fair value of the reporting unit, including goodwill, with its carrying amounts. If the fair value exceeds the carrying amount of the reporting unit, no impairment charge is recorded. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management’s evaluation. As discussed in Note 13 to these financial statements, upon completion of its annual goodwill impairment tests for 2009, the Company recorded an impairment charge of $284.9. The Company did not record any impairment in fiscal 2007 and 2008.
l) Derivative Financial Instruments
The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. Derivative instruments that are not designated as accounting hedges are originally recorded at fair market value, with subsequent changes in fair value recorded in other income (expense) during the period of change. For derivative instruments that qualify for hedge accounting, and are designated as a cash flow hedge, gains or losses for the effective portion of the hedge are initially reported as a separate component of other comprehensive income (loss) and subsequently recorded into earnings when the hedged transaction occurs or when the hedge is no longer deemed effective in according with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss) in the period in which the changes occur. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit. In fiscal 2008, the Company entered into an interest rate swap to limit the impact of changes in LIBOR rates related to the merger financing debt. As described in Note 3, the derivative was designated as a cash flow hedge.
An embedded derivative also exists within the Class 1 convertible, redeemable preferred shares issued on August 16, 2007, as described further in Note 20, since the holders of the preferred shares have the ability to receive cash equal to the value of shares into which the instrument converts after seven years. As such, the derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
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
n) Research and Development
Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise are expensed as incurred. The Company has not deferred any software development costs to date.

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
Share-based compensation expense is based on a fair value estimate made on the grant date using the Black-Scholes option-pricing model for each award, net of estimated forfeitures, and is recognized over the employee’s requisite service period, which is generally the vesting period. Forfeitures are estimated based on the Company’s historical rates of forfeiture. In the Company’s pro-forma information, required under SFAS 123(R) Share-Based Payment (“SFAS 123(R)”) for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.
Beginning in fiscal 2007, in accordance with SFAS 123(R) and SAB 107 Share-Based Payment, the Company is no longer able to use the minimum value method of measuring equity share options and so has estimated the volatility of its stock using historical volatility of comparable public companies. The Company will continue to use the volatility of comparable companies until historical volatility is relevant to measure expected volatility for option grants.
The assumptions used in the Black-Scholes option-pricing model are summarized as follows:

	April 30, 2007	April 30, 2008	April 30, 2009
Risk-free interest rate	4.1%	4.1%	3.75%
Dividends	0%	0%	0%
Expected volatility	86.6%	76.0%	85.0%
Annual forfeiture rate	15%	10%	10%
Expected life of the options	5 years	5 years	5 years
Fair value per option	$0.77	$0.83	$0.22
Based on these assumptions, share based compensation expense reduced the Company’s results of operations by $2.4 for the year ended April 30, 2009 (2007 — $0.3, 2008 — $1.7). Changes in the subjective input assumptions can, however, materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable results.
q) Net Loss per Common Share
Basic loss per common share is computed using the weighted-average number of common shares outstanding during the period, with net income (loss) adjusted for the impact of accreted interest on redeemable shares, as well as other charges and credits to deficit resulting from the settlement of the redeemable common and redeemable preferred A and B shares in fiscal 2008. Diluted loss per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.
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

s) Advertising Costs
The cost of advertising is expensed as incurred, except for cooperative advertising obligations, which are expensed at the time the related sales are recognized and the advertising credits are earned. Cooperative advertising obligations are classified as a revenue reduction or cost of sale in accordance with Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2009, the Company incurred $11.0 in advertising costs (2007 — $8.3; 2008 — $16.0). During fiscal 2009, the Company incurred $3.2 in cooperative advertising obligations (2007 — $3.3; 2008 — $4.7).
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
u) Recent Accounting Pronouncements
In June 2006, the FASB issued Financial Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was originally intended to be effective for all companies in fiscal years beginning after December 15, 2006. In December 2008, however, the FASB issued a staff position (“FSP”) deferring the effective date for non-public companies until periods beginning after December 15, 2008. The Company meets the definition of a non-public company as defined in the FSP and is therefore not required to adopt requirements of FIN 48 until fiscal 2010. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2008, the FASB amended SFAS 157 by issuing FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). In February 2008, the FASB also issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-1 amends SFAS 157 to exclude fair value requirements on leases. FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company adopted certain provisions of SFAS 157, effective May 1, 2008 (see also Note 3). As a result of the amendments of FSP 157-1 and FSP 157-2, the Company has not assessed the fair value impact on its goodwill, intangible assets, provision for exit activities and leases. The Company is currently evaluating the effect that the adoption of the provisions deferred by FSP 157-1 and FSP 157-2 will have on its financial position and results of operations.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company elected not to apply the standards in SFAS 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141 and significantly changes the accounting for business combinations. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that (1) acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred; (2) noncontrolling interests (formerly known as “minority interests”) be valued at fair value at the acquisition date; (3) in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; (4) restructuring costs associated with a business combination be expensed subsequent to the acquisition date; and (5) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and will be effective for business combinations that are entered into after May 1, 2009. Earlier adoption is not permitted.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 requires companies to expand their disclosure on derivatives to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives so that users can understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 will have on its consolidated financial statements.
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
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective 60 days following the U.S. Securities and Exchange Commission approval of the Public Company Accounting Oversight Board (the “PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with GAAP. The Company does not expect the adoption of SFAS 162 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.
In December 2008, the FASB issued FSP No. 132(R)-1, Employers Disclosures about Postretirement Benefit Plan Assets (“FSP 132”), which provides additional guidance on employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this FSP increases the disclosures in the financial statements related to the assets of the Company’s defined benefit pension plans. The Company is currently evaluating the impact of this FSP on its consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is applicable for interim or annual financial periods ending after June 15, 2009. The Company does not expect the adoption of this standard to have an impact on the Company’s consolidated financial position, results of operations or cash flows.
3.	FAIR VALUE MEASUREMENTS
The Company adopted SFAS 157 as of May 1, 2008. SFAS 157 applies to certain assets and liabilities that are being measured and reported on a fair value basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements.

This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date
	Quoted Price in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs
	Level 1	Level 2	Level 3	Total
Assets
Restricted Cash	$3.5	$—	$—	$3.5

	$3.5	$—	$—	$3.5

Liabilities
Mark to Market Derivative	$—	$—	$8.4	$8.4
Interest Rate Swap	—	4.2	—	4.2

	$—	$4.2	$8.4	$12.6

The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, long-term receivables, accounts payable, amounts due to (from) related parties, net investment in sales-type leases, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness, amounts due to (from) related parties, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair values of the financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values.
The following table presents the changes in the Level 3 fair value category for the year ended April 30, 2009:

				Purchases,	Transfers in
		Net Realized/Unrealized (Gains)		Sales, Issuances	and/or (out)
		Losses included in		and	of
	May 1, 2008	Earnings	Other	(Settlements)	Level 3	April 30, 2009
Liabilities
Mark to Market Derivative	$108.6	$(100.2)	$—	$—	$—	$8.4
As further described in Note 20, the fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.

Credit risk
The Company’s financial assets that are exposed to credit risk consist primarily of cash equivalents, restricted cash, accounts receivable, other receivables and sales-type lease receivables. Cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company has a large number of diverse customers to minimize concentrations of credit risk.
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
The Company had no foreign exchange contracts outstanding at April 30, 2009. As of April 30, 2009, other income (expense), net included a net unrealized gain of $Nil (2007 — $3.8; 2008 — $0.2) for changes in the fair value of foreign exchange contracts. As at April 30, 2009, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for US dollars with aggregate notional amounts of $Nil (2008 —$16.5), (ii) to exchange US dollars for Canadian dollars with a notional amount of $nil (2008 — $2.9), and (iii) to exchange Euro dollars for US dollars with aggregate notional amounts of $nil (2008 — $8.7).
Non-derivative and off-balance sheet instruments
Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2008 and April 30, 2009, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $0.8 as of April 30, 2009 (April 30, 2008 — $0.6). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2008 and April 30, 2009.
4.	MERGER TRANSACTION
On August 16, 2007, the Company acquired all of the outstanding shares of Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions, for US$25.60 per Inter-Tel share in cash representing a total purchase price of approximately $729.9.
In order to finance the acquisition, the Company issued 307,087 new Class 1 preferred shares (Note 21), and received gross cash proceeds of $300.0 from a seven year senior secured first lien credit agreement (Note 17), and cash proceeds of $130.0 from an eight year senior secured second lien credit agreement (Note 17). The combined proceeds, along with $195.8 of Inter-Tel’s cash, were used to consummate the purchase of Inter-Tel, retire all existing convertible notes, fund secondary selling by certain shareholders and terminate the put rights held by the holders of the 10,000,000 redeemable common shares and the redeemable preferred shares.

Changes in the Company’s debt and equity structure arising from the merger transaction were as follows:
i)	each existing Series A Preferred Share was amended and converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share; the entire class of shares was subsequently deleted from the Company’s articles of incorporation

ii)	each existing Series B Preferred Share was converted into 1.682 common shares before it was partially redeemed for cash and the entire class of shares was subsequently deleted from the Company’s articles of incorporation

iii)	the $55.0 of convertible notes were repaid with $66.0 of cash plus accrued interest, and the warrants issued in connection with the convertible notes were modified as described further in Note 22 (iv)

iv)	each existing redeemable common share was purchased for cancellation

v)	the warrants issued for $15.0 on September 21, 2006, were repurchased for $20.0
The aggregate consideration for the merger transaction, including direct acquisition costs of $12.2, totaled approximately $742.1. The acquisition was accounted for in accordance with SFAS 141, Business Combinations (“SFAS 141”), where the deemed purchase price was allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values on the acquisition date, and any excess purchase price allocated to goodwill. The values of certain assets and liabilities were based on preliminary valuations and were subject to adjustment as additional information was obtained in the 12-month period following the date of acquisition. In fiscal 2009, the Company recorded adjustments to goodwill and an impairment of this goodwill, which are described further in Note 13.
The following is a summary of the purchase price allocation as of the acquisition date:

Purchase Price
Allocation
Tangible assets:
Current assets	$326.0
Property, plant and equipment	35.0
Net investment in sales-type leases	33.6
Other assets	37.9

Total tangible assets acquired	432.5

Liabilities:
Current liabilities	121.1
Long-term income taxes payable	114.2
Other liabilities	55.2

Total liabilities assumed	290.5

Fair value of net tangible and monetary assets	142.0

In-process research and development	5.0

Intangible assets:
Customer relationships	99.7
Developed technology	78.8
Trade name	2.3

180.8

Goodwill	414.3

Purchase price, including acquisition costs	$742.1

The Company allocated $180.8 million to intangible assets (including customer relationships, developed technology and trade name) based on management’s best estimate. These intangible assets are being amortized over their weighted-average estimated useful lives of eight years, eight years and two years, respectively. In addition, the Company allocated $5.0 million to in-process research and development, which was expensed during the year, ended April 30, 2008.
None of the goodwill, intangible assets or in-process research and development amounts are expected to be deductible for tax purposes.

The primary reason for the acquisition, and the factors that contributed to the recognition of goodwill, relate to Inter-Tel’s managed service offerings and developed network across the U.S. that, when combined with Mitel’s product portfolio, existing customers, and global reach, could position the combined Company as a leading provider of unified communications solutions. The merger creates a larger company that enables access to new growth opportunities and the ability to expand from the SMB sector into the large business IP communications market. All of the goodwill was recorded in the Company’s US operating segment.
Inter-Tel’s results of operations are included in the income statement of the combined entity as of the date of acquisition. The following unaudited pro forma financial information presents the Company’s results for the years ended April 30, 2007 and April 30, 2008, as if the Inter-Tel acquisition had occurred at the beginning of each period:

	April 30, 2007	April 30, 2008
Revenue	$825.3	$825.7
Net income (loss)	$(32.3)	$(12.3)
Earnings (loss) per common share — basic	$(0.60)	$(0.50)
Earnings (loss) per common share — diluted	$(0.60)	$(0.50)
These pro forma results have been prepared for comparative purposes only and include the following adjustments:
•	Additional estimated depreciation and amortization expense as a result of identifiable intangible assets arising from the acquisition

•	Additional interest expense on first and second liens, bearing interest at LIBOR. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.5

•	Reduction in interest expense on convertible notes, bearing interest at LIBOR, which were paid off as a result of the acquisition. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.1

•	Elimination of fair value adjustment on derivative liability embedded in preferred A and B shares that were redeemed and converted immediately prior to the acquisition

•	Tax provision based on consolidated tax rate of 30%
The pro forma results include non-recurring charges such as in-process research and development expense, and acquisition related expenses incurred by Inter-Tel including SFAS 123R and proxy costs for $4.6 and $6.3, and $1.1 and $3.5, for the years ended April 30, 2007 and April 30, 2008, respectively.
The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods and are not necessarily representative of future results.
As part of its integration efforts, the Company implemented restructuring actions post acquisition, which resulted in the termination of employees across functional groups and around the world and the closure of certain facilities. In accordance with EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3), the Company recorded liabilities in 2008 of $8.1 consisting of $7.6 for employee separation costs and $0.5 to the closure of redundant facilities. The remaining liability balance of $2.8M which existed at April 30, 2008 was paid in 2009 and no balance remains outstanding. Integration, merger and related costs are described further in Note 6. Other restructuring actions that have not been included in the purchase price allocation are also described further in Note 6.
5.	RELATED PARTY TRANSACTIONS
As at April 30, 2008 and April 30, 2009, amounts receivable from related parties of $0.4 and $1.6, respectively, which are included with other current assets, and amounts payable to related parties were $13.8 and $6.2, respectively. Significant related party transactions with companies controlled by or related to Dr. Terence Matthews (a “Major Shareholder”), not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations
On August 31, 2001, the Company recorded a loss on the sale of its manufacturing operations, comprising plant, equipment, workforce and certain liabilities, to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Major Shareholder holds a significant interest. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates. In fiscal 2007, Mitel successfully subleased certain areas of the vacated premises to new tenants and, accordingly, recorded a reversal of $1.0 against the loss. In fiscal 2008, it became evident that sublease income that was included in previous estimates would no longer be realized, and as a result an additional loss of $1.0 was recorded. In fiscal 2009, it was decided to provide for the remainder of the lease which resulted in a loss of $0.3.
In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge provided certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement was for six years with an extended term expiring on June 20, 2008. The Company entered into a replacement agreement with BreconRidge which became effective June 30, 2008. Under the terms of the initial supply agreement, BreconRidge is required to purchase the Company’s raw material inventory at fair value, before turning to third party suppliers for raw material procurement. During fiscal 2009, the Company purchased $50.1 of products and services (2007 — $91; 2008 — $83.9) and sold $1.1 of raw material inventory (2007 — $2.1; 2008 — $3.0) under this agreement. As of April 30, 2009, balances payable pursuant to this agreement amounted to $6.2 (April 30, 2007 — $24.2; April 30, 2008 — $14.0) and balances receivable pursuant to this agreement amounted to $0.7 (April 30, 2007 — $2.8; April 30, 2008 — $0.9).
Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process in the normal course of business. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2009, there were no manufacturing tools purchased from BreconRidge (2007 — $0.2; 2008 — $0.3).
On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2009, the Company provided services valued at $0.2 under these agreements (2007 — $0.2; 2008 — $0.1).
Leased properties
In March 2001, the Company and Kanata Research Park Corporation, a company controlled by the Major Shareholder, entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.
See Note 18 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2009, balances due from the company controlled by the Major Shareholder and related to the lease agreement amounted to $0.5 (April 30, 2007 — $0.6 due to; April 30, 2008 — $0.4 due from).
Financing
During fiscal 2008, warrants issued for $15.0 to Wesley Clover, a company in which the Major Shareholder has a significant ownership interest, on September 21, 2006 were repurchased for $20.0 cash. Subsequent to this repayment, Wesley Clover received 13,500 Class 1 Preferred shares in exchange for $13.5 of cash. The terms and rights associated with these preferred shares are outlined in Note 21.
Prepaid License and Investment Agreement
On April 25, 2006, the Company entered into an agreement with Natural Convergence Inc. (“NCI”), a company in which the Major Shareholder has a significant ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0.

The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001.
Under this agreement, the Company purchased $0.3 of prepaid software licenses and $0.9 of convertible debentures during fiscal 2007. The $0.3 of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 in November 2006, the Company’s entire $0.9 balance of debentures and $0.1 accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2008 and April 30, 2009, the Company had a combined ownership of 5.6% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 investment recorded on the balance sheet, within investments and other assets, at April 30, 2008 and April 30, 2009 has been accounted for using the cost method.
In addition to the license and financing agreement described above, the Company also purchased $1.4 of products and services from NCI for the year ended April 30, 2009 (2007 — $2.1, 2008 — $0.7). The related net balance payable at April 30, 2009 was $0.1 (April 30, 2007 — $0.5; April 30, 2008 — $0.1).
Other
Other sales to and purchases from companies related to the Major Shareholder and arising in the normal course of the Company’s business were $1.0 and $2.2, respectively, for the year ended April 30, 2009 (2007 — $0.6 and $3.0, respectively; 2008 — $0.6 and $2.8, respectively). The net balances receivable as a result of these transactions was $0.4 at April 30, 2009 (April 30, 2008 — $0.8).
6.	SPECIAL CHARGES
During fiscal 2007, the Company recorded pre-tax special charges of $9.3 as a result of continuing efforts to improve the Company’s operational efficiency and realign its business to focus on IP-based communications solutions. The components of the charge included $8.7 of employee severance and benefits incurred in the termination of 129 employees around the world, $0.4 of accreted interest related to lease termination obligations and $0.2 related to additional lease terminations in the period. Payment of workforce reduction liabilities was completed during fiscal 2008. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases.
During fiscal 2008, the Company recorded pre-tax special charges of $8.6 as a result of actions post-acquisition of Inter-Tel in order to improve the Company’s operational efficiency and realign its business segments. The components of the charge included $4.3 of employee severance and benefits incurred in the termination of 74 employees around the world, $0.9 of accreted interest related to lease termination obligations and $3.4 related to additional lease terminations in the period. Payment of workforce reduction liabilities was expected to be complete within twelve months from April 30, 2008. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases.
During fiscal 2009, the Company recorded pre-tax special charges of $20.3, as a result of actions taken to lower its operating cost structure. The components of the charge included $10.8 of employee severance and benefits incurred in the termination of approximately 450 employees around the world, $0.5 of accreted interest related to lease termination obligations, $7.4 related to additional lease terminations in the period and $1.6 in assets written off. Payment of workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligations incurred in the current and prior fiscal years will be reduced over the remaining term of the leases. As a result of our restructuring activities, in the current and prior fiscal years, the Company has a balance of $6.2 representing the long-term portion of the lease obligations, which is recorded in deferred revenue and other liabilities.

The following table summarizes details of the Company’s special charges and related reserve during fiscal 2007, fiscal 2008 and fiscal 2009:

		Lease Termination	Assets
Description	Workforce Reduction	Obligation	Written off	Total
Balance of provision as of April 30, 2006	$1.7	$4.0	$—	$5.7
Fiscal 2007:
Charges	8.7	0.6	—	9.3
Cash payments	(9.5)	(1.0)	—	(10.5)
Foreign currency impact	0.3	0.4	—	0.7

Balance of provision as of April 30, 2007	1.2	4.0	—	$5.2
Fiscal 2008:
Charges	4.3	4.3	—	8.6
Cash payments	(4.4)	(2.3)	—	(6.7)
Foreign currency impact	—	0.2	—	0.2

Balance of provision as of April 30, 2008	1.1	6.2	—	$7.3
Fiscal 2009:
Charges	10.8	7.9	1.6	20.3
Cash payments	(8.8)	(5.4)	—	(14.2)
Assets written off	—	—	(1.6)	(1.6)
Foreign currency impact	(0.4)	(0.6)	—	(1.0)

Balance of provision as of April 30, 2009	$2.7	$8.1	$—	$10.8

Integration costs and merger-related expenses
Integration and merger-related transaction expenses for the year ended April 30, 2009 totaled $3.0 (2008 — $7.4) and principally consisted of legal and consulting fees incurred in the period relating to the acquisition of Inter-Tel, as well as other incremental and non-recurring internal costs directly related to the acquisition.
7.	SEGMENT INFORMATION
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
The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, marketing, general and administrative expenses, amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measures to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

Business segments
Financial information by geographic area for fiscal years 2007, 2008 and 2009 is summarized below. External revenues are attributed to geographic area based on sales office location.

	United	Canada and			Corporate
	States	CALA	EMEA	Asia Pacific	and Other	Total
Fiscal 2007
Revenue
Telecommunications	$161.6	$49.4	$162.4	$11.5	$—	$384.9
Network services	—	—	—	—	—	—

	161.6	49.4	162.4	11.5		384.9

Contribution margin	63.0	20.0	51.2	1.9	—	136.1
Shared and unallocated costs	—	—	—	—	(169.4)	(169.4)

Operating income (loss)	$63.0	$20.0	$51.2	$1.9	$(169.4)	$(33.3)

Fiscal 2008
Revenue
Telecommunications	$359.9	$51.8	$216.4	$14.0	$—	$642.1
Network services	49.9	—	—	—	—	49.9

	409.8	51.8	216.4	14.0	—	692.0

Contribution margin	162.7	18.9	81.6	2.5	—	265.7
Shared and unallocated costs	—	—	—	—	(272.8)	(272.8)

Operating income (loss)	$162.7	$18.9	$81.6	$2.5	$(272.8)	$(7.1)

Fiscal 2009
Revenue
Telecommunications	$413.6	$50.4	$184.7	$13.3	$—	$662.0
Network services	73.1	—	—	—	—	73.1

	486.7	50.4	184.7	13.3	—	735.1

Contribution margin	167.1	21.0	66.8	3.5	—	258.4
Shared and unallocated costs	—	—	—	—	(530.7)	(530.7)

Operating income (loss)	$167.1	$21.0	$66.8	$3.5	$(530.7)	$(272.3)

Geographic information
Revenues from external customers are attributed to the following countries based on location of the customers.

	2007	2008	2009
Canada	$37.6	$40.5	$35.4
United States	161.9	409.3	487.2
United Kingdom	129.0	170.5	128.1
Other foreign countries	56.4	71.7	84.4

	$384.9	$692.0	$735.1

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2008			April 30, 2009
	Property and		Intangible and	Property and		Intangible and
	Equipment	Goodwill	Other Assets	Equipment	Goodwill	Other Assets
Canada	$10.8	$4.2	$4.0	$12.1	$4.0	$4.7
United States	13.1	415.0	164.0	7.1	128.8	140.2
United Kingdom	2.8	1.7	—	2.2	1.7	—
Other foreign countries	0.3	—	—	0.3	—	—

	$27.0	$420.9	$168.0	$21.7	$134.5	$144.9

Concentrations
The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. In fiscal 2007, sales of $48.4 were made to one customer in the United States and accounted for more than 10 percent of the Company’s revenue. No single customer accounted for more than 10 percent of the Company’s revenue for the periods ended April 30, 2008 and April 30, 2009.
BreconRidge and one other independent supplier, manufacture a significant portion of the Company’s products. The Company is not obligated to purchase products from these specific suppliers in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by these companies. The Company’s supply agreements with these suppliers results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary sources of supply could create a temporary, adverse effect on product shipments. Finally, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2009, there was excess inventory of $1.1 (2007 — $4.0, 2008 — $2.9) for which the Company was liable, and has been recorded in due to related parties.
8.	DIVESTITURES
Sale of U.K. land and building
On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2008 and April 30, 2009 was $4.3 and $3.0, respectively.
Sale-Leaseback of Reno Facility
In the fourth quarter of fiscal 2008, the Company sold an office building and surrounding land located in Reno, Nevada. The Company also signed an agreement to lease back the building for a ten year period, with options for two five year extensions at then current market rates. The sales price was $20.2, of which $19.7 was received in cash. The remaining $0.5 will only be received if certain water rights are subsequently obtained by the purchaser. The contingent portion of the purchase price had not been recognized as of April 30, 2008 due to uncertainty of collection. The carrying value of the building at the date of sale was approximately $19.5, resulting in a net gain on sale of approximately $0.2. The provision for income taxes relating to the sale of the land and buildings was $4.5. In fiscal 2009, the Company collected $0.4 of the contingent consideration, which was recorded as a reduction in selling, general and administration (“SG&A”) on the Consolidated Statements of Operations.
9.	OTHER CURRENT ASSETS
The following are included in other current assets as of April 30, 2008 and April 30, 2009.

	April 30, 2008	April 30, 2009
Prepaid expenses and deferred charges	$21.4	$18.7
Other receivables, including related party receivables	26.2	24.3
Service inventory	9.3	4.7

	$56.9	$47.7

Included in other receivables are unbilled receivables of $18.8 as of April 30, 2009 (2008 — $23.2).

10. INVENTORIES

	April 30, 2008	April 30, 2009
Raw materials and work in process	$6.2	$5.1
Finished goods	57.8	40.9
Less: provision for inventory	(14.9)	(12.9)

	$49.1	$33.1

11. NET INVESTMENT IN SALES-TYPE LEASES
Net investment in sales-type leases represents the value of sales-type leases presently held under the TotalSolutionSM program. The Company currently sells the rental payments due to the Company from some of the sales-type leases. The Company maintains reserves against its estimate of potential recourse for the balance of sales-type leases and for the balance of sold rental payments remaining unbilled. The following table provides detail on the total net balances in sales-type leases:

	April 30,	April 30,
	2008	2009
Lease balances included in consolidated accounts receivable, net of allocated allowances of $3.3 (2008 — $3.0)	$9.5	$10.5
Net investment in Sales-Type Leases:
Current portion, net of allowances of $1.5 (2008 — $1.5)	23.4	30.2
Long-term portion, includes residual amounts of $2.7 (2008 — $1.3); net of allowances of $1.4 (2008 — $1.9)	34.2	29.2

Total investment in Sales-Type Leases, net of allowances of $6.2 (2008 — $6.4)	67.1	69.9
Sold rental payments remaining unbilled (subject to limited recourse provisions), net of lease recourse liability reserves of $9.9 (2008 — $13.3)	234.3	205.8

Total balance of sales-type leases and sold rental payments remaining unbilled, net of allowances and reserves	$301.4	$275.7

Total allowances and reserves for entire lease portfolio (including lease recourse liabilities)	$19.7	$16.1

Reserve levels are established based on portfolio size, loss experience, levels of past due accounts and periodic detailed reviews of the portfolio. Recourse on the sold rental payments is contractually limited to a percentage of the net credit losses in a given annual period as compared to the beginning portfolio balance for a specific portfolio of sold leases. While the Company’s recourse is limited, the Company maintain reserves at a level sufficient to cover all anticipated credit losses. The aggregate reserve for uncollectible lease payments and recourse liability represents the reserve for the entire lease portfolio. These reserves are either netted from consolidated accounts receivable, netted against current or long-term “investment in sales-leases” or included in long-term liabilities for sold rental payments remaining unbilled. Sales of rental payments per period:

	Year Ended	Year Ended
	April 30, 2008	April 30, 2009
Sales of rental payments	$69.7	$73.4
Sold payments remaining unbilled at end of year	$247.6	$215.7
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

At April 30, 2009, future minimum lease payments related to the sold rental streams remaining unbilled are: 2010 — $79.5, 2011 — $61.5, 2012 — $42.5, 2013 — $25.4, 2014 — $6.8.

At April 30, 2009, future minimum lease receipts due from customers related to the lease portfolio included in the April 30, 2009 balance sheet are: 2010 — $29.0, 2011 — $12.3, 2012 — $8.4, 2013 — $5.8, 2014 — $4.0.

12. PROPERTY AND EQUIPMENT

	April 30,	April 30,
	2008	2009
Cost:
Equipment	$82.5	$69.8

Less accumulated depreciation
Equipment	55.5	48.1

	$27.0	$21.7

As of April 30, 2009, equipment included leased assets with cost of $10.7 (2008 — $6.6) and accumulated depreciation of $5.5 (2008 — $4.1) and equipment utilized in the provision of Managed Services (see Note 2(e)) with cost of $0.8 (2008 — $7.4) and accumulated depreciation of $0.4 (2008 — $6.8). Depreciation expense recorded in fiscal 2009 amounted to $12.2 (2007 — $7.1; 2008 — $13.5).
13. GOODWILL

	April 30,	April 30,
	2008	2009
Balance, beginning of the year	$6.8	$420.9
Goodwill acquired — Inter-Tel (Note 4)	414.3	—
Foreign currency impact	(0.2)	(0.3)
Adjustment resulting from change in estimates	—	5.9
Revaluation of deferred taxes	—	(7.1)
Impairment	—	(284.9)

Balance, end of year	$420.9	$134.5

Gross amount	$420.9	$419.4
Accumulated impairment loss	—	(284.9)

Goodwill, net	$420.9	$134.5

The Company performs its impairment tests of goodwill annually in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The fair value of each reporting unit is estimated using a combination of the market approach and the income approach. Under the market approach, a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) of each reporting unit is calculated and compared to market participants to corroborate the results of the calculated fair value. Under the income approach, discounted cash flows for each reporting unit are used to estimate the fair value of the reporting unit. The Company generally selects the fair value of the reporting unit using the average of the results under the two approaches. During fiscal 2009, the fair value of each of the reporting units was determined by an independent appraiser with significant inputs and judgments provided by management. The estimate of fair value of the reporting units involves significant assumptions regarding revenue growth rates, gross margin percentages, projected working capital needs, SG&A expense, Research and Development (“R&D”) expense, capital expenditures, discount rates and terminal growth rates. Changes in these assumptions could materially affect the results of the Company’s assessment.
Due to the economic downturn and its impact on consumer spending, the Company lowered its expected cash flow forecasts and this, combined with significantly lower market multiples as a result of the general decline in global capital markets, resulted in a decline in the fair value of the Company’s US reporting unit. Accordingly, the carrying amount of the goodwill exceeded the implied fair value and an impairment charge of $284.9 was recorded on the Consolidated Statements of Operations. This non-cash goodwill impairment charge does not affect the Company’s liquidity, cash flows or future operations.

14. INTANGIBLE ASSETS (net)

	April 30,	April 30,
	2008	2009
Cost:
Patents, trademarks and other	$8.9	$11.0
Customer relationships	99.7	99.9
Developed technology	78.8	78.8
Trade name	2.3	2.3

	189.7	192.0

Less accumulated amortization
Patents, trademarks and other	4.9	6.3
Customer relationships	9.0	22.0
Developed technology	7.0	16.8
Trade name	0.8	2.0

	21.7	47.1

	$168.0	$144.9

During fiscal 2008, the Company recorded approximately $180.8 of intangible assets related to the acquisition of Inter-Tel. The amount represents the fair value of the customer relationships, developed technology, and trade name. The intangible assets have a weighted-average useful life of eight years, eight years and two years.

Amortization of intangible and other assets was $1.9, $18.1 and $25.4 in fiscal 2007, fiscal 2008 and fiscal 2009, respectively. The estimated amortization expense related to intangible assets in existence as of April 30, 2009, over the next five years is as follows: fiscal 2010 — $23.9; fiscal 2011 — $23.2; fiscal 2012 — $22.9 and fiscal 2013 — $22.5, fiscal 2014 — $22.3 and thereafter — $28.8. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

15.	BANK INDEBTEDNESS

The Company’s UK subsidiary has indemnity facilities totaling $1.5 (£1.0) available for letters of credit and other guarantees, $0.2 of which has been drawn at April 30, 2009 (April 30, 2008 — $0.3). The indemnity and credit facilities are unsecured.

On August 16, 2007, in connection with the merger transaction with Inter-Tel, the Company secured a five-year, $30 million revolving credit facility, $30.0 of which was drawn at April 30, 2009 (April 30, 2008 — $12.0). Under the revolving credit facility, borrowings are available in both U.S dollars and Canadian dollars, and include letters of credit. The revolving credit facility bears interest at LIBOR plus 3 1/4% and is fully secured by the Company’s assets. During fiscal 2009, LIBOR ranged from 1.1875% to 3.4375% (2008 — 2.9375% to 4.9375%).

Other amounts appearing in bank indebtedness as of April 30, 2008 and April 30, 2009 of $0.5 and $0.2, respectively, represent credit book balances resulting from an excess of outstanding cheques over funds on deposit where a right of offset does not exist.

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 30,
	2008	2009
Trade payables	$40.2	$35.7
Employee-related payables	36.8	23.3
Restructuring, warranty and other provisions	11.4	9.7
Other accrued liabilities	65.5	57.4

	$153.9	$126.1

17. LONG-TERM DEBT

	April 30,	April 30,
	2008	2009
First lien, interest at LIBOR plus 3 1/4%, payable quarterly, seven year term maturing August 16, 2014, secured by all Company assets	$289.9	$289.6
Second lien, interest at LIBOR plus 7%, payable upon maturity, eight year term maturing August 16, 2015, secured by all Company assets	129.7	129.7
Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from eight to 36 months, secured by the leased assets	3.1	4.9
Note payable, at interest of 7.5%, payable in monthly installments, maturing May 2015	0.4	0.4

	423.1	424.6
Less: current portion	2.4	4.0

	$420.7	$420.6

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

As of April 30, 2009, the Company was in compliance with all of the covenants included in the credit agreements which were applicable at that time.

Interest expense related to capital leases, was $0.3 in fiscal 2009 (2007 — $0.2; 2008 — $0.2). Future minimum lease payments as of April 30, 2009 under capital leases total $5.4 of which $2.2, $1.7, $1.1 and $0.4 relate to fiscal years 2010 to 2014, respectively. Interest costs of $0.8 are included in the total future lease payments.

18.	COMMITMENTS AND GUARANTEES

Operating leases

The Company leases certain equipment and facilities under third party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 5). Rental expense and income on operating leases were as follows:

	2007	2008	2009
Rental expense
Arms-length	$12.2	$20.1	$17.8
Related party	6.6	7.3	5.7

Total	$18.8	$27.4	$23.5

Rental income
Arms-length	$1.9	$2.2	$1.6
Related party	0.7	0.5	0.7

Total	$2.6	$2.7	$2.3

Future minimum operating lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party
2010	$13.8	$7.2	$0.9	$0.2
2011	11.4	6.0	0.7	0.1
2012	7.4	—	—	—
2013	5.8	—	—	—
2014	8.0	—	—	—
Thereafter	7.9	—	—	—

Total	$54.3	$13.2	$1.6	$0.3

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

Product warranties

The Company provides its customers with standard warranties on hardware and software for periods up to fifteen months. The following table details the changes in the warranty liability:

	April 30,	April 30,
	2008	2009
Balance, beginning of year	$1.8	$2.4
Warranty costs incurred	(1.7)	(1.4)
Warranties issued	1.6	1.3
Other	0.7	—

Balance, end of year	$2.4	$2.3

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

Bid and performance related bonds

The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2008 and April 30, 2009, the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2009, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.5 (2008 — $5.6).

19.	CONTINGENCIES

On June 23, 2006, one of the Company’s competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requested damages. On September 8, 2006, the Company filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing on certain of the Company’s patents and also requested damages. The competitor had also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company’s patents are not being infringed by them or are invalid. During fiscal 2007, the Company and the competitor both expressed willingness to settle all litigation claims outside of court, and a final agreement was reached on March 19, 2007. Under the terms of the settlement agreement, the competitor agreed to release the Company from all past infringements and the parties have also entered into a covenant to not sue each other for a period of five years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies (“SFAS 5”), a one-time litigation settlement charge of $14.8, representing the present value of $19.7 payable over a five-year period and discounted using an interest rate of 12%, was recorded during the year ended April 30, 2007 in the Consolidated Statements of Operations. Also included in the litigation settlement charge of $16.3 are legal costs incurred of $1.5. At April 30, 2009, $3.5 (April 30, 2008 — $3.5) had been recorded in accounts payable and accrued liabilities and $5.9 (April 30, 2008 — $8.4) was recorded in the litigation settlement obligation.

On June 27, 2007, the Company filed a suit against one of its competitors alleging that the competitor infringed on a number of Mitel’s patents. The Company was seeking unspecified monetary damages as well as a preliminary injunction. The competitor responded by filing a counterclaim against the Company alleging that the Company infringed on one of its patents, and also filed a related action in the Ontario Superior Court of Justice alleging that Mitel committed trade libel by inter alia issuing a press release that announced the filing of the infringement case in the Eastern District of Texas. On April 24, 2009, the Company and the competitor agreed to drop their claims by entering into a patent cross-license agreement.

On February 27, 2008, the Company issued a statement of claim against one of its customers for non-payment of invoices arising from the provision of hardware, software and services. The customer responded with a counterclaim for a return of amounts paid plus other unquantified costs. The Company believes that the counterclaim is without merit and continues to evaluate and defend the case vigorously.

Prior to the acquisition of Inter-Tel, certain former distributors of phone equipment under dealer agreements with Executone, a company whose assets were acquired by Inter-Tel in January 2000, brought suit against Inter-Tel asserting that Inter-Tel was liable for Executone’s breaches of such dealer agreements. The plaintiffs also asserted that Inter-Tel misled them by promising to continue certain Executone lines of products when they had no intention to do so. The plaintiffs have asserted claims for breach of contract and promissory estoppel, and seek compensatory and consequential damages in an unspecified amount. Discovery, including court ordered mediation, has continued during fiscal 2009. The Company continues to evaluate and defend the case vigorously.

The Company is also party to a small number of other legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows. In circumstances where the outcome of the lawsuit is expected to be unfavorable, the Company has recorded a provision for at least the minimum expected settlement amount.

20.	DERIVATIVE LIABILITY INSTRUMENT

Class 1 Preferred Shares

As further described in Note 21, the Company issued 307,087 and 9,668 Convertible, Redeemable Preferred Shares (“Class 1 Preferred Shares”) on August 16, 2007 and January 18, 2008, respectively. The preferred shares are subject to mandatory conversion upon the closing of a qualified public offering, or at the option of the holder. A qualified initial public offering results if an IPO raises a minimum of $100.0 at $2.55 per share or more. If a qualified IPO is not complete by August 16, 2014, the Class 1 Preferred Shares will be subject to mandatory redemption for an amount that is the greater of the “Net Accreted Value”, as defined in Note 21, or the value of the common shares into which the Class 1 Preferred Shares are convertible.

Pursuant to EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and SFAS 133, since the holders of the preferred shares have the ability to receive cash for an amount equal to the value of the common shares into which the Class 1 Preferred Shares would convert in the event of a mandatory redemption on August 16, 2014, the entire conversion option must be separately accounted for as a derivative liability. In accordance with SFAS 133, the derivative is originally recorded at fair value, and subsequent changes in fair value are recorded in the Consolidated Statements of Operations. The fair value of the derivative was determined using the lattice-binomial model, and the following assumptions: five year life (2008 — seven years) interest rate of 2.00% (2008 — 3.00%), volatility of 85% (2008 — 76.6%) and no dividends (2008 — none). At April 30, 2009, the fair value of the embedded derivative on a per share basis was determined to be $26.55 (2008 - $343.27), which resulted in a gain of $100.2 (2008 — $6.0) being recorded in the Consolidated Statement of Operations.

Upon closing of a qualified public offering, where the underlying Class 1 Preferred Shares are automatically converted into common shares of the Company, the derivative liability will transfer to equity.

Preferred A and B Shares

As described further in Note 21, since a portion of the redemption price of the preferred A and B shares was indexed to the common share price of the Company, an embedded derivative existed which was bifurcated and accounted for separately, under SFAS 133. The derivative component relating to both the Series A and B Preferred Shares was valued at $70.0 just prior to the merger (April 30, 2007 — $67.3). Upon completion of the merger transaction, the derivative liability was reversed, resulting in a gain in the Company’s Consolidated Statements of Operations of $58.6 and a credit to accumulated deficit of $11.4 for the year ended April 30, 2008.

21.	CONVERTIBLE, REDEEMABLE PREFERRED SHARES

Class 1 Preferred Shares

In connection with the merger transaction with Inter-Tel, the Company issued 307,087 and 9,668 Class 1 Preferred Shares on August 16, 2007 and January 18, 2008, respectively, for cash consideration of $1,000 per share, together with attached common stock purchase warrants. The warrants entitle the holders of the Class 1 Preferred Shares to purchase an aggregate of 22,563,201 common shares of the Company at an exercise price of $1.32 per share. The warrants are immediately exercisable and expire 5 years from the original issuance date. The relative fair value of each warrant on the date of issuance of $0.27 was allocated from the net proceeds on issuance of the shares and is recorded as a component of shareholders’ deficiency.

The holders of the Class 1 Preferred Shares are entitled to non-cumulative dividends if, as and when declared by the Board of Directors of the Company. The amount of any dividends declared is determined as the amount that the holders of Class 1 Preferred Shares would have received by way of dividends paid on the common shares had they converted their Class 1 Preferred Shares into common shares. No dividends had been declared as of April 30, 2009 (April 30, 2008 — $nil).

In addition to voting as a class in respect of matters pertaining to that class, the holders of the Class 1 Preferred Shares are entitled to vote together with the common shares. Each Class 1 Preferred Share entitles the Class 1 Preferred Shareholder to the number of votes per share equal to the number of common shares that would be issuable on conversion of such Class 1 Preferred Share.

Each Class 1 Preferred Share is convertible at any time, in whole or in part, at the holder’s option without payment of any additional consideration, into a number of common shares that is equivalent to the accreted value of each Class 1 Preferred Share divided by $1.3161.

The accreted value of each share is equal to $1,000 per share increasing at the rate of 8% per annum. Accordingly, on the date the Class 1 Preferred Shares were issued, each Class 1 Preferred Share was convertible into 759.8207 common shares and on the date that is one year following the date of issuance, each Class 1 Preferred Share was convertible into 820.6063 common shares.

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

At any date that is after five years and one day from the original issuance date of the Class 1 Preferred Shares, both the Company and the majority holders of the Class 1 Preferred Shares have a right to require the Company to redeem the shares for cash. The Class 1 Preferred Shares are redeemable by the holders at a redemption amount equal to the “Net Accreted Value” ($970.35 per share increasing at the rate of 8% per annum). The Class 1 Preferred Shares are redeemable by the Company at a redemption amount equal to the greater of the Net Accreted Value and value of common shares into which the Class 1 Preferred Shares are convertible. At any date after seven years from the original issuance date, the Class 1 Preferred Shares are subject to mandatory redemption for an amount that is the greater of the Net Accreted Value or the value of common shares into which the Class 1 Preferred Shares are convertible. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing described in Note 17.

The initial value of the Class 1 Preferred Shares of $307.7, after relative fair value allocation of proceeds between the Class 1 Preferred Shares and warrants, is classified in the mezzanine section of the Consolidated Balance Sheet net of the embedded derivative liability described in Note 20. The difference between the initial carrying amount and the redemption amount is being accreted through deficit over the five-year period to redemption using the effective interest method. At April 30, 2009, the amount of accreted interest was $65.4 (April 30, 2008 — $24.4).

The following table summarizes the allocation of the Class 1 Preferred Shares, net of share issue costs, among its different elements:

	April 30,	April 30,
	2008	2009
Carrying value, beginning of year	$—	$208.5
Convertible, redeemable preferred shares
Issued for cash	289.5	—
Issued in exchange for Series A Preferred shares	18.2	—
Less: amount allocated to warrants	(6.0)	—
Less: amount allocated to embedded derivative liability (Note 22)	(114.6)	—
Less: other issuance costs	(3.0)	—
Accreted interest	24.4	41.0

Carrying value, end of year	$208.5	$249.5

As a condition to completing the Class 1 Preferred Share financing, as well as the debt financing described in Note 17, on August 16, 2007, each existing Series A Preferred Share was converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a common share, and received a return of capital for a total amount of $18.5 (C$20.0). Each existing Series B Preferred was converted into 1.682 common shares, some of which were redeemed in cash for a total of $17.7. Both classes of shares were subsequently and entirely deleted from the Company’s articles of incorporation. As a result of an amendment to the conversion terms of the Series A Preferred Shares made prior to the completion of the Class 1 Preferred Shares financing, the resulting transaction was accounted for as an induced conversion in accordance with EITF D-42 The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. Accordingly, the excess of the fair value of consideration paid over the original conversion terms was recorded as a charge to accumulated deficit in fiscal 2008 in the amount of $30.7, of which $1.4 was allocated to the beneficial conversion feature that was recorded as a deemed dividend upon issuance of the Series A Preferred Shares.

The Series B Preferred Shares were converted to common shares in accordance with their original terms which included receiving additional shares in the event of conversion occurring more than two years after the issuance date. The issuance of 10,912,085 additional shares resulted in a beneficial conversion feature of $43.7 recorded as a charge to accumulated deficit in fiscal 2008. Since one of the Company’s Series B Preferred Shareholders exercised its exclusive right to require the Company to redeem half of its 16,000,000 Series B Preferred Shares, a loss of $12.6 was triggered and charged to accumulated deficit in fiscal 2008.

22.	WARRANTS

The following table outlines the carrying value of warrants outstanding as of April 30, 2008 and April 30, 2009:

	April 30,	April 30,
	2008	2009
i) Warrants issued/issuable in connection with government funding	$39.1	$39.1
ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0
iii) Warrants issued to financing agent	0.1	—
iv) Warrants issued in connection with Senior Secured Convertible Notes	10.5	10.5
v) Warrants issued in connection with Class 1 Preferred Shares	6.0	6.0

Total warrants outstanding	$56.7	$56.6

i) During fiscal 2003, the Company and two entities controlled by a major shareholder, signed an agreement for funding from the Canadian Government for up to C$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on August 31 in each fiscal year was determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.
As at April 25, 2004, the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005, a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 totaled 12,887,440 and were issued in fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006 or fiscal 2007. As of April 30, 2009 there are 37,355,518 warrants outstanding and no remaining amounts receivable (April 30, 2008 — $nil).
ii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at C$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends. The warrants are automatically exercisable based on a formula in connection with a Qualified Initial Public Offering.
iii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants were exercisable at the earlier of 5 years or an IPO at C$1.00 per share. In April 2009 these warrants expired unexercised.
iv) In connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO as defined in note 20, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first ten trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the fourth anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the first anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price.

The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of 100% and no dividends.
On August 16, 2007, in connection with the merger transaction with Inter-Tel and the financing transactions described in Notes 17 and 21, the warrants were amended such that the exercise price per share decreased from USD $1.50 to USD $1.28, the expiration date was extended until August 16, 2012 and the anti-dilution rights were amended to provide the same protection as the shareholders of the Class 1 Preferred shares. As a result of these modifications, the fair value of the warrants was re-measured using the Black-Scholes option pricing model with the following assumptions: additional five year life, interest rate of 4.33 percent, volatility of 77%, strike price of $1.28 and no dividends. The re-measurement expense increased the loss on debt extinguishment by $2.8 and the fair value of the warrants increased accordingly.
v) In connection with the issuance of Class 1 Preferred Shares on August 16, 2007 and January 18, 2008, the Company issued to the holders of the Class 1 Preferred Shares warrants to acquire 21,830,508 and 732,693 common shares, respectively, of the Company. The warrants are immediately exercisable at $1.32 and have a five-year life. The relative fair value of each warrant on the date of issuance of $0.27 was determined on a relative fair value basis using a Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 4.71 percent, volatility of 22.79 per cent and no dividends.
23.  SHARE CAPITAL
As at April 30, 2009, the Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Class 1 Preferred Shares and Class 2 Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the Class 1 Preferred Shares are described further in Note 21 of these financial statements. The Company had not issued any Class 2 Preferred Shares at April 30, 2009.
In connection with the merger transaction, 5,359,893 common shares were issued as part of the settlement of the Series A Preferred shares, and 111,478,006 were issued in exchange for Series B Preferred shares. Immediately following the conversion of the Series B Preferred shares, 10,912,085 common shares were redeemed for cash.
Equity offerings and Share Purchase Loans
During fiscal 2008, the Company completed an equity offering to certain employees. The Company issued 1,481,739 common shares at USD $1.32 per share, for total consideration of $2.0, of which $0.7 was received in cash and $1.3 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.
The loans allowed eligible employees up to a maximum of 20,000 Canadian dollars to purchase common shares in the Company. Shares purchased using Company loans are secured by the underlying shares, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. As at April 30, 2009, the outstanding employee share purchase loans receivable balance recorded against shareholders’ deficiency was $0.6 (2008 — $1.2).
Stock Option Plan
In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “2001 Stock Option Plan”) applicable to the Company’s employees, directors, consultants and suppliers, and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment.
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
The number of common shares available for grant under the 2006 Equity Incentive Plan at April 30, 2009 was 31,885,029 options (2008 — 31,987,616).
Following is a summary of the Company’s stock option activity under both stock option plans and related information. The exercise price of stock options were in some cases based on prices in Canadian dollars translated at the year-end exchange rate.

	Fiscal 2007		Fiscal 2008		Fiscal 2009
		Weighted		Weighted		Weighted
	Number of	Average Exercise	Number of	Average Exercise	Number of	Average Exercise
	Options	Price	Options	Price	Options	Price
Outstanding options:
Balance, beginning of year:	20,668,538	$1.06	22,444,585	$1.02	29,272,224	$1.02
Granted	6,123,177	1.13	8,827,719	1.29	4,684,543	0.70
Exercised	(45,624)	1.18	(27,625)	1.03	(6,500)	0.87
Forfeited	(1,356,657)	2.51	(985,778)	1.22	(1,178,850)	1.08
Expired	(2,944,849)	0.94	(986,677)	1.88	(1,520,267)	1.07

Balance, end of year:	22,444,585	$1.02	29,272,224	$1.07	31,251,150	$0.97

Number of options exercisable	8,115,722	$1.04	12,418,597	$1.06	12,119,079	$0.93

Weighted average fair value of options granted during the year using the Black-Scholes option pricing model		$0.77		$0.83		$0.22

The aggregate intrinsic value of options granted, exercised, forfeited and expired for fiscal 2007, fiscal 2008 and fiscal 2009 is $nil since the fair value of the options at the time of exercise was at least equal to the exercise price.

A summary of options outstanding is as follows:

April 30, 2008
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Options	Contractual Life	Intrinsic Value	Options	Contractual Life	Intrinsic Value
$0.99	15,136,083	1.6 years	$142,430	10,722,777	1.5 years	$100,902
$1.12	62,987	3.4 years	—	15,746	3.4 years	—
$1.15	813,454	4.0 years	—	88,566	2.9 years	—
$1.17	3,901,000	3.8 years	—	979,562	3.8 years	—
$1.23	388,055	3.9 years	—	97,575	3.9 years	—
$1.27	2,806,898	4.8 years	—	—	—	—
$1.30	63,500	4.9 years	—	—	—	—
$1.33	4,793,500	4.6 years	—	—	—	—
$1.54	992,497	3.1 years	—	250,121	3.1 years	—
$1.98	125,250	0.6 years	—	125,250	0.6 years	—
$2.72	189,000	0.3 years	—	139,000	0.3 years	—

	29,272,224		$142,430	12,418,597		$100,902

April 30, 2009
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Options	Contractual Life	Intrinsic Value	Options	Contractual Life	Intrinsic Value
$0.50	3,284,000	4.9 years	$—	—	—	$—
$0.84	13,983,091	1.8 years	—	7,552,836	1.5 years	—
$0.95	62,987	2.4 years	—	31,493	2.4 years	—
$0.97	723,704	2.9 years	—	258,427	2.6 years	—
$0.99	3,696,750	2.8 years	—	1,851,875	2.8 years	—
$1.04	379,805	2.9 years	—	189,902	2.9 years	—
$1.07	2,658,704	3.5 years	—	664,674	3.5 years	—
$1.10	53,500	3.9 years	—	13,375	3.9 years	—
$1.12	4,841,625	3.7 years	—	1,022,500	3.6 years	—
$1.24	562,487	4.4 years	—	—	—	—
$1.30	886,997	2.1 years	—	454,747	2.1 years	—
$1.68	117,500	1.6 years	—	79,250	1.6 years	—

	31,251,150		$—	12,119,079		$—

The aggregate intrinsic value of outstanding and exercisable stock options represents the amount by which the fair value of the common shares exceeds the exercise price of in-the-money options. The amount is based on the fair value of the shares at April 30, 2009, which is assumed to be the price that would have been received by the option holders had all stock option holders exercised and sold their options on April 30, 2009.

Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2007	2008	2009
Net income (loss), as reported	$(35.0)	$13.2	$(193.7)
Accreted interest on redeemable shares	(7.3)	(26.5)	(41.0)
Deemed dividend relating to amortization of beneficial conversion feature on Series A preferred shares	—	(1.4)	—
Gain on redemption of redeemable common shares	—	6.0	—
Charges to deficit on conversion of redeemable preferred shares	—	(74.2)	—

Net loss attributable to common shareholders	$(42.3)	$(82.9)	$(234.7)

Weighted average number of common shares outstanding during the period	117,336,927	186,135,401	214,732,107

Loss per common share — basic and diluted	$(0.36)	$(0.44)	$(1.09)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have been excluded from the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(number of shares)	2007	2008	2009
Stock options	3,588,891	382,285	111,159
Warrants	43,527,960	37,501,376	37,355,518
Convertible, redeemable preferred shares	87,789,300	241,701,026	473,778,846

	134,906,151	279,584,687	511,245,523

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2009, 31,139,991 stock options were excluded from the above table because they were anti-dilutive (2007 — 18,855,694; 2008 — 28,889,939). Additionally, warrants to acquire 16,500,000 common shares (2007 — 16,500,000; 2008 — 16,500,000), which could potentially dilute basic earnings per share in the future, were also excluded from the above table since they are contingently issuable and since the conditions for issuance had not been met by the end of the period.

Stock-based Compensation

During fiscal 2009, the Company granted stock options to acquire nil common shares (2007 — 300,000; 2008 — 91,590) at an exercise price at least equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities.

The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2009. The following assumptions were used: five-year life, interest rate of 3.75 percent (2008 — 4.57%), volatility of 85.0 percent (2008 — 76.0%) and no dividends.
Deferred Share Unit Plans

In December 2004, Mitel granted deferred share units (“DSUs”) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant’s annual salary less the maximum amount of the participant’s eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2009, there were 528,469 DSUs awarded to executives with a fair value of $0.1 recorded as a liability (2008 — 434,827 DSUs and $0.4 recorded as a liability). The compensation expense recorded in fiscal 2009 to reflect a change in common share fair value was a credit of $0.4 (2007 — $0.2; 2008 — $nil).

IPO Based Stock Options

On March 12, 2009, Mitel granted performance-based stock option awards to selected key employees to acquire 1,625,000 common shares. The options are to vest contingent upon the achievement of a Qualified or Non-Qualified IPO as defined in the terms. In the case of a Qualified IPO, 25% of the options vest immediately upon filing of a final prospectus and 75% vest monthly over an 18-month period following the IPO. In the case of a Non-Qualified IPO, 25% of the options vest on the trigger date and the remaining 75% vest monthly over 18 months. The trigger date is defined as the date which is one month following the month in which the 5 day average trading price is equal to or greater then $2.55/share. All unexercised options expire on the earlier of 24 months after closing of a qualified IPO or 5 years from the date of grant.

24.	OTHER INCOME (EXPENSE), NET

	2007	2008	2009
Foreign exchange gains (losses), net	$(0.3)	$0.6	$(3.2)
Interest income	0.3	0.8	1.8
Amortization of gain on sale of assets	0.6	0.6	0.6
Other expenses	—	(0.4)	—

	$0.6	$1.6	$(0.8)

25.	INCOME TAXES

Details of income taxes are as follows:

	2007	2008	2009
Income (loss) before income taxes:
Canadian	$(24.1)	$28.8	$99.3
Foreign	(9.1)	(27.9)	(312.3)

	$(33.2)	$0.9	$(213.0)

Income tax (expense) recovery:
Current:
Canadian	$—	$—	$—
Foreign	0.2	0.9	0.9

	0.2	0.9	0.9

Deferred:
Canadian	$—	$—	$—
Foreign	(2.0)	11.4	18.4

	$(1.8)	$12.3	$19.3

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

	2007	2008	2009
Expected tax rate	36.0%	35.3%	33.3%

Expected tax benefit (expense)	$12.0	$(0.3)	$70.9
Foreign tax rate differences	(5.2)	1.8	1.6
Tax effect of temporary differences and losses not recognized	(6.4)	(9.8)	3.2
Use of losses not previously recognized	0.0	5.7	0.0
Recognition (write-off) of deferred tax asset	(2.0)	0.0	5.9
Permanent differences	(2.4)	14.9	(61.0)
Tax refunds and other adjustments related to prior years	2.2	0.0	(1.3)

Income tax (expense) recovery	$(1.8)	$12.3	$19.3

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30,	April 30,	April 30,
	2007	2008	2009
Assets:
Net operating loss and credit carry-forwards	$67.7	$100.5	$114.7
Allowance for doubtful accounts	0.6	0.9	0.6
Inventories	0.6	0.5	0.4
Restructuring and other accrued liabilities	11.0	15.9	17.3
Pension liability	3.2	2.1	3.0
Revenue recognition	0.0	5.4	7.7
Lease obligations and long-term debt	1.0	2.6	0.9
Property and equipment	6.7	4.7	0.0
Intangible and other assets	6.8	16.7	22.4

Total deferred tax assets	97.6	149.3	167.0

Lease obligations	—	(56.2)	(37.0)
Acquisition intangibles	—	(68.1)	(61.8)
Property and equipment	—	—	(17.4)

Deferred tax liabilities	—	(124.3)	(116.2)

Total gross deferred tax assets net of total deferred tax liabilities	97.6	25.0	50.8
Valuation allowance	(97.6)	(121.9)	(119.2)

Total deferred tax assets (liabilities)	$—	$(96.9)	$(68.4)

The valuation allowance mainly relates to deferred tax assets of Mitel Networks Corporation and certain subsidiaries with operating loss carry-forwards and tax credit carry-forwards for tax purposes that are not more likely than not to be realized. The net change in the total valuation allowance is a net decrease of $2.7 million for the fiscal year ended April 30, 2009 and an increase of $24.3 in the fiscal year ended April 30, 2008. For fiscal year April 30, 2009, the decrease in the valuation allowance resulted mainly from a revaluation of certain subsidiaries deferred tax assets related to book liabilities such as inventory and restructuring reserves. It was determined that recognition of these deferred tax assets in the amount of $5.8 million was required since the net deferred tax assets related to these liabilities will be utilized in the near term. In addition, $3.5 million of US net operating losses will expire and was written off for both the deferred tax assets and valuation allowance. The increase in valuation allowance for fiscal year April 30, 2008 resulted from continued losses recorded by certain subsidiaries and by increased tax credits that have been generated but not utilized.

The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

	April 30, 2008		April 30, 2009
Year of	Tax	Tax	Tax	Tax
Expiry	Losses	Credits	Losses	Credits
	$—	$—	$—	$—
	—	—	—	—
2010	28.0	—	26.0	—
2011	56.8	—	57.3	—
2012	43.9	—	34.7	—
2013-2023	112.6	46.8	120.4	54.2
Indefinite	101.6	0.8	109.9	0.8

Total	$342.9	$47.6	$348.3	$55.0

These tax loss carry forwards relate to operations in Canada, the US, Italy, Hong Kong and Barbados. The US has restrictions on the utilization of $25.9 million of these losses related to the acquisition in 2001.

Tax credit carry-forwards relate to the Canadian and US operations amounting to $51.5 and $3.5 respectively. These credits consist of $51.5 in investment tax credits, $2.7 in research and development credits and $0.8 in alternative minimum tax credits that can be used to offset future Federal income taxes payable.

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

In fiscal 2009, a change in valuation assumptions, in particular changes in discount rates, produced a favorable impact on the Company’s defined benefit pension plan assets and obligations for the year ended April 30, 2009. The pension liability decreased from £100.2 to £65.0 as a result of these changes in assumptions. After the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability decreased by $102.7 to $96.2 (2008 — increase of $24.9 to $198.8).

United Kingdom Defined Benefit Pension Plan

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“SFAS 158”). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The standard also requires companies to measure plan assets and obligations at their year-end balance sheet date. The Company is required to initially recognize the funded status of its defined benefit pension plans and to provide the required disclosures as of April 30, 2007. While the requirement to measure plan assets and benefit obligations as of the year-end date was not required until April 30, 2009, the Company chose to early adopt in fiscal 2007 and has measured its assets and liabilities at April 30 rather than March 31.

The estimated portion of net gain or loss, net prior service cost, and transition obligation remaining in other comprehensive loss that is expected to be recognized as a component of net periodic benefit cost over the next fiscal year is £0.2 or $0.3. The net loss recognized in other comprehensive loss in fiscal 2009 is £Nil.

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 30,	April 30,
	2008	2009
Change in accrued pension benefits:
Benefit obligation at beginning of year	$173.9	$198.8
Service cost	1.0	1.5
Interest cost	9.7	9.6
Plan participants’ contributions	0.8	0.7
Actuarial (gain) loss	17.1	(68.3)
Benefits paid	(2.0)	(1.5)
Foreign exchange	(1.7)	(44.7)

Benefit obligation at end of year	$198.8	$96.1

Change in plan assets:
Fair value of plan assets at beginning of year	$123.4	$122.4
Actual return on plan assets	(1.8)	(19.3)
Employer contributions	3.0	3.1
Employee contributions	0.8	0.7
Benefits paid	(2.0)	(1.5)
Foreign exchange	(1.0)	(29.4)

Fair value of plan assets at end of year	$122.4	$76.0

The following table provides information with respect to the Company’s Projected Benefit Obligation and Accumulated Benefit Obligation, both of which are in excess of plan assets:

	April 30,	April 30,	April 30,
	2007	2008	2009
Projected benefit obligation	$173.9	$198.8	$96.1
Accumulated benefit obligation	148.8	175.5	80.5
Fair value of plan assets	123.4	122.4	76.0
The Company’s net periodic benefit cost was as follows:

	2007	2008	2009
Current service cost — defined contribution	$1.5	$1.7	$2.9
Current service cost — defined benefit	1.5	1.0	1.4
Interest cost	8.6	9.7	9.6
Expected return on plan assets	(8.0)	(9.7)	(7.9)
Recognized actuarial loss	2.1	1.4	2.5

Net periodic benefit cost	$5.7	$4.1	$8.5

The following assumptions were used to determine the periodic pension expense:

	April 30,	April 30,	April 30,
	2007	2008	2009
Discount rate	5.0%	5.5%	5.8%
Compensation increase rate	2.75%	3.00%	3.50%
Investment returns assumption	7.25%	7.75%	7.70%
Inflation rate	2.75%	3.00%	3.50%
Average remaining service life of employees	20 years	18 years	18 years

The following assumptions were used to determine the net present value of the accrued pension benefits

	April 30,	April 30,	April 30,
	2007	2008	2009
Discount rate	5.5%	5.80%	7.30%
Compensation increase rate	3.00%	3.50%	3.00%
Inflation rate	3.00%	3.50%	3.00%
Average remaining service life of employees	20 years	18 years	18 years
Estimated Future Benefit Payments

The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments
2010	$1.3
2011	1.4
2012	1.4
2013	1.5
2014	1.5
2015-2019	8.2
Contributions

The Company expects contributions from employees of $0.3 (£0.2) and employer contributions of $3.6 (£2.4) to the pension plan in 2010.

Plan Assets

The Company’s target allocation and actual pension plan asset allocation by asset category as of April 30, 2008 and April 30, 2009 are as follows:

	2008	2009	2009
	Actual	Actual	Target
Equities	80%	80%	80%
Bonds	19%	19%	20%
Cash	1%	1%	—
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

27.	SUPPLEMENTARY CASH FLOW INFORMATION

	2007	2008	2009
Change in non-cash operating assets and liabilities:
Accounts receivable	$1.6	$14.5	$23.5
Other current assets	(5.1)	10.1	3.6
Inventories	1.0	(13.4)	13.3
Accounts payable and accrued liabilities	12.9	(55.2)	27.5
Deferred revenue and other liabilities	(5.5)	7.8	(6.6)
Change in pension liability	1.0	(1.9)	(53.9)
Due to related parties	(1.8)	(8.9)	(7.7)
Income and other taxes payable/receivable	(1.5)	1.1	0.4

	$2.6	$(45.9)	$0.1

Interest payments	$—	$28.0	$36.8
Income tax payments	$—	$2.3	$1.3
Disclosure of non-cash activities during the period:
Adjustment to minimum pension liability	$16.6	$—	$—
SFAS 158 pension adjustment	$25.1	$27.8	$—
Warrants issued in connection with financing	$—	$6.0	$—
Accretion of interest on redeemable common and preferred shares	$7.3	$26.5	$41.0
Charges to accumulated deficit relating to merger financing transactions	$—	$74.6	$—
Conversion of Series B Preferred Shares to common shares, net of partial redemption	$—	$(38.1)	$—
Conversion of Series A Preferred Shares to common shares	$—	$(5.4)	$—
Common shares issued in exchange for employee loans	$—	$(1.2)	$—
Property and equipment additions financed through capital lease	$—	$—	$4.8

SCHEDULE II
VALUATION OF QUALIFYING ACCOUNTS
AS AT APRIL 30, 2009
(in millions of United States dollars)

	Balance,	Additions
	Beginning		Charged to		Balance,
	of	Charged to	other		End of
Description	Period	expenses	Accounts (1)	Deductions	Period
Fiscal 2007
Allowance for doubtful accounts	$2.5	$0.3	—	$(0.3)	$2.5
Fiscal 2008
Allowance for doubtful accounts	$2.5	$3.3	$8.9	$(0.7)	$14.0
Allowance for sales-type leases and lease recourse liability	$—	$3.0	$15.2	$(3.5)	$14.7
Fiscal 2009
Allowance for doubtful accounts	$14.0	$0.9	—	$(1.7)	$13.2
Allowance for sales-type leases and lease recourse liability	$14.7	$3.5	—	$(6.8)	$11.4

(1)	Acquisition related adjustment

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITEL NETWORKS CORPORATION
/s/ Donald W. Smith
Name:	Donald W. Smith
Title:	Chief Executive Officer

Date: October 13, 2009